Form 20-F
period 2010-12-31
ChinaCache International Holdings Ltd.
filed 2011-04-21
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2010.

OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

OR

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-34873

ChinaCache International Holdings Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

6/F, Block A, Galaxy Plaza No. 10 Jiuxianqiao Road Middle, Chaoyang District Beijing, 100015 People’s Republic of China
(Address of principal executive offices)

Robert Yong Sha, Chief Financial Officer

Telephone: +(86 10) 6437-3399

Facsimile: +(86 10) 6437-4251

6/F, Block A, Galaxy Plaza

No. 10 Jiuxianqiao Road Middle, Chaoyang District

Beijing, 100015

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	NASDAQ Global Market*

*Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares (“ADSs”). Currently, each ADS represents 16 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

385,843,484 ordinary shares, par value US$0.0001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒ Yes   ☐ No

i

INTRODUCTION

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•      “ADSs” refers to American depositary shares, each of which represents 16 ordinary shares;

•      “ChinaCache,” “we,” “us,” “our company,” and “our” refer to ChinaCache International Holdings Ltd., its subsidiaries and its consolidated affiliated entities;

•      “China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;

•      “Renminbi” or “RMB” refers to the legal currency of China;

•      “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•      “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information,” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

•      our goals and strategies;

•      our expansion plans;

•      our future business development, financial condition and results of operations;

•      the expected growth of the content and application delivery services market;

•      our expectations regarding demand for, and market acceptance of, our services;

•      our expectations regarding keeping and strengthening our relationships with customers;

•      our plans to invest in research and development to enhance our solution and service offerings; and

•      general economic and business conditions in the regions where we provide our solutions and services.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information — Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.                                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                  KEY INFORMATION

A.            Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2008, 2009 and 2010 and our balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the years ended December 31, 2006, and 2007 and our balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:
Net revenues	70,033	160,973	291,404	272,370	403,395	61,120
Cost of revenues(1)	(46,782)	(170,902)	(273,262)	(206,181)	(279,749)	(42,386)
Gross profit	23,251	(9,929)	18,142	66,189	123,646	18,734
Operating expenses:(1)
Sales and marketing expenses(1)	(8,151)	(13,387)	(28,481)	(36,775)	(73,125)	(11,080)
General and administrative expenses(1)	(27,720)	(42,551)	(36,491)	(25,469)	(45,311)	(6,865)
Research and development expenses(1)	(4,100)	(6,827)	(16,807)	(16,639)	(28,692)	(4,347)
Post-acquisition settlement consideration	—	—	—	—	(37,858)	(5,736)
Operating loss	(16,720)	(72,694)	(63,637)	(12,694)	(61,340)	(9,294)
Interest income	303	1,843	261	110	513	78
Interest expense	(311)	(1,139)	(6,562)	(16,187)	(4,413)	(669)
Other (expense) income	(1,646)	(8)	(4,567)	(772)	3,102	470
Foreign exchange (loss)/gain, net	(207)	(1,711)	3,787	(661)	(4,963)	(752)
Changes in fair value of warrants on Series A convertible preferred shares	(10,443)	(4,286)	—	—	—	—
Impairment of goodwill and intangible assets	—	—	(75,147)	(6,920)	—	—
Impairment of property and equipment	—	(9,912)	(2,872)	—	—	—
Loss before income tax expense	(29,024)	(87,907)	(148,737)	(37,124)	(67,101)	(10,167)
Income tax (expense)/benefit	(766)	(6)	(3,063)	(2,043)	11,354	1,720
Net loss	(29,790)	(87,913)	(151,800)	(39,167)	(55,747)	(8,447)
Net loss attributable to ordinary shareholders	(36,397)	(99,215)	(162,981)	(75,244)	(92,220)	(13,973)
Loss per ordinary share:
Basic	(0.42)	(1.12)	(1.73)	(0.78)	(0.58)	(0.09)
Diluted	(0.42)	(1.12)	(1.73)	(0.78)	(0.58)	(0.09)
Loss per ADS:
Basic					(9.24)	(1.40)
Diluted					(9.24)	(1.40)
Weighted average ordinary shares outstanding used in loss per share computation:
Basic	86,374,322	88,791,173	94,441,786	96,844,453	159,611,374	159,611,374
Diluted	86,374,322	88,791,173	94,441,786	96,844,453	159,611,374	159,611,374

(1)                Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	—	—	1,499	2,489	11,353	1,720
Sales and marketing expenses	—	—	3,223	5,352	27,122	4,110
General and administrative expenses	—	3,379	(156)	4,185	21,703	3,288
Research and development expenses	—	—	1,424	2,365	11,984	1,816
Total share-based compensation expenses included in cost of revenues and operating expenses	—	3,379	5,990	14,391	72,162	10,934

For an expanded discussion of share-based compensation expenses, see Note 18 to the Company’s Consolidated Financial Statements included elsewhere in this annual report.

A summary of our selected consolidated balance sheet data is as follows:

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	16,078	57,720	12,883	64,702	592,706	89,804
Accounts receivable, net	9,622	52,784	48,327	54,520	107,690	16,317
Total current assets	32,863	120,053	116,639	225,120	776,229	117,611
Property, plant and equipment, net	109,378	201,811	210,531	151,009	170,451	25,826
Acquired intangible assets, net	—	12,271	18,883	3,330	555	84
Goodwill	—	—	20,035	16,989	16,989	2,574
Total current liabilities	97,516	110,732	247,145	231,353	279,789	42,393
Total liabilities	103,014	116,422	272,307	248,751	290,625	44,035
Total mezzanine equity	69,224	350,156	361,337	488,126	—	—
Total shareholders’ (deficit) equity	(27,429)	(127,248)	(264,151)	(339,250)	678,839	102,854

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6000 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 31, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 15, 2011, the certified exchange rate was RMB6.5317 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
October	6.6707	6.6675	6.6397	6.6912
November	6.6670	6.6537	6.6233	6.6906
December	6.6000	6.6497	6.6000	6.6745
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5210	6.5483	6.5743
April (through April 15, 2011)	6.5317	6.5382	6.5310	6.5477

Source: Federal Reserve Statistical Release

(1)                Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.                Capitalization and Indebtedness

Not applicable.

C.                Reasons for the Offer and Use of Proceeds

Not applicable.

D.                Risk Factors

Risks Related to Our Business and Industry

We have incurred losses in the past and may incur losses in the future.

We have a history of net losses. For the three years ended December 31, 2008, 2009 and 2010, we had net losses of RMB151.8 million, RMB39.2 million and RMB55.7 million (US$8.4 million), respectively. As of December 31, 2010, we had an accumulated shareholders’ deficit of RMB493.5 million (US$74.8 million). We cannot anticipate when, if ever, we will become profitable. Although we have been able to narrow our net loss in 2009 and 2010 through improved efficiency of our networks and operations and cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reduction. Furthermore, we expect our costs and expenses to increase as we continue to expand our business and operations. If we are unable to generate revenues that significantly exceed our costs and expenses, we may continue to incur losses in the future.

We generate substantially all of our revenues from sales of content and application delivery services, and the failure of the market for these services to expand as we expect or the reduction in spending on these services by our current or potential customers would seriously harm our business.

We have generated substantially all of our revenues from sales of content and application delivery services. We expect such services to continue to be the primary source of our revenues in the foreseeable future. Our success, therefore, depends on our customers’ continued and increasing reliance on the Internet for delivery of services and applications and our ability to deliver these services and applications cost-effectively. Factors that may have a general tendency to limit or reduce the number of users relying on the Internet for services and applications or the number of providers making services and applications available online would harm our business. As the content and application delivery service is still emerging, our success also depends on our ability to convince potential customers to entrust their services and applications to an external service provider, that content and application delivery technologies and services are valuable and that it is more cost-effective for them to utilize external services than for them to develop similar services in-house. A decline in the demand for content and application delivery services in general would negatively affect demand for our services. Even if demand for our services continues to grow, this demand may not grow as quickly as we anticipate. The influence of any of these factors may cause our current or potential customers to reduce their spending on our services, which would have a material adverse impact on our business, results of operations and financial condition.

Our costs and expenses may increase, and our results of operations may be adversely affected if we cannot pass on the increased costs to our customers.

Since 2007, we have invested heavily in purchasing capital equipment to increase our network capacity. For example, for the three years ended December 31, 2010, we incurred a total of RMB154.0 million (US$23.3 million) in capital expenditures, which relates to our additions of property and equipment, such as the build-out and expansion of our network. In 2011 and beyond, we expect to increase our costs and expenses, including investments in additional bandwidth, servers and other equipment. Our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our third-party bandwidth and other providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we cannot accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2008, 2009 and 2010, 33.9%, 27.0% and 14.0%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer.

We may lose customers if they elect to develop solutions internally for the delivery of their content and applications.

Our customers and potential customers may decide to develop their own content and applications delivery service solutions rather than outsource these solutions to service providers like us. This is particularly true as our customers expand their operations and begin expending greater resources on delivering their Internet services and applications using their own solutions. For instance, we lost our then-largest customer in September 2008, a customer that contributed 24.4% and 16.0% of our total net revenues in 2007 and 2008, respectively, primarily due to its decision to develop in-house solutions. Our largest customer in 2009, Tencent, who contributed approximately 14.8% of our total net revenue in 2009, is no longer one of our top five customers and accounted for less than 2.5% of our total net revenues in 2010, partially due to its decision to develop in-house solutions. If we fail to offer services that are competitive to in-house developed solutions, we may continue to lose customers or fail to attract customers that develop solutions in-house, and our business and financial results would suffer.

The decline in the price of our services could negatively impact our gross margins.

The prices we can charge for our content and application delivery services have declined, and are expected to decline over time, as a result of, among other things, the increasing availability of bandwidth at reduced costs and existing and new competition in the markets. Also, we may be forced to reduce the price of our services due to reduced bargaining power with our customers. If the price that we are able to charge customers falls to a greater extent than we anticipate and we are not able to offset this decline with reduction in our cost of revenues, our results of operations would be adversely affected.

Rapidly evolving technologies or new business models could cause demand for our services to decline or become obsolete.

Third parties may develop technological or business model innovations that address Internet services and applications delivery requirements in a manner that is, or is perceived to be, equivalent or superior to our services. For instance, companies are looking to offer Internet-related solutions, such as peer-to-peer file sharing networks or cloud computing services, to address certain content and application delivery needs. Our existing and future competitors may introduce new products or services that compete with or surpass the quality, price or performance of our services. We may not anticipate such developments and our services may be unable to adequately compete with these potential solutions. In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ demand for our services. If this occurred, we could lose customers or potential customers, and our business and financial results would suffer. As a result of these or similar potential developments, it is possible that competitive dynamics in our market may require us to reduce our prices, which could harm our revenue, gross margin and results of operations.

If we are unable to develop new services and enhancements to existing services or fail to predict and respond to emerging technological trends and customers’ changing needs, our results of operations may suffer.

The market for the content and application delivery services is characterized by rapidly changing technology, evolving customer needs and requirements, and frequent new product and service introductions. Our results of operations depend on our ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. We must commit significant resources to developing new services or enhancements to our existing services before we are able to develop services that are widely accepted by the market. For example, individuals are increasingly using mobile devices to access Internet content. Our ability to provide new and innovative solutions to address challenges posed by mobile device users and other technologies or market developments is important to our future growth. Furthermore, we may not successfully execute our technology initiatives because of errors in planning or timing, technical hurdles that we fail to overcome in a timely manner, misunderstandings about market demand or a lack of appropriate resources. Failures in execution or market acceptance of new services we introduce could result in competitors providing those solutions before we do, which could lead to loss of market share, revenues and earnings.

The Internet and Internet-based services in China may fail to grow as quickly as expected.

Our future success depends on the growth of the Internet in China. In particular, our business strategy and growth depend on the continued development and utilization of Internet-based services such as online games, rich media content, online advertising, e-commerce and mobile Internet. Online games, rich media content, e-commerce and mobile Internet are relatively new developments in China and may be impacted by regulatory changes in China. Our business prospects and future growth could suffer if the Internet or the markets for these Internet-based services in China fail to grow as quickly as anticipated. Furthermore, even if the Internet and Internet-based services in China grow as expected, we may fail to successfully implement our growth strategies, which could have a material adverse impact over our business prospects, results of operations and financial condition.

Many of our existing and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for our services.

Because the proliferation of broadband Internet connections and the subsequent monetization of Internet services and applications are relatively recent phenomena in China, the business models of many of our existing and potential customers primarily focus on the delivery of Internet content and applications to users and remain unproven. For example, user-generated content websites, media companies and online game operators have been among our customers and are pursuing emerging strategies for monetizing their Internet services and applications or traffic on their websites. These companies will not continue to purchase our content and application delivery services if their Internet services or applications fail to generate a sufficient return on their investment or if their own business models fail to succeed. Moreover, some of our existing and potential customers are pursuing business in areas which have undefined regulatory parameters in China, and such companies face a risk of having their activities restricted or shut down for regulatory reasons. A reduction in spending on our services by our existing and potential customers or our customers’ inability or refusal to pay us due to their own financial condition or other reasons would harm our results of operations, financial condition and liquidity, and our growth and prospects may be materially and adversely affected.

We depend on a limited number of customers for a substantial portion of our revenues, and the loss of, or a significant shortfall in demand from, these customers could significantly harm our results of operations.

During any given fiscal period, a relatively small number of customers typically accounts for a significant percentage of our revenue. For example, our single largest customer contributed 24.4%, 16.0%, 14.8% and 15.1% of our total net revenues for the years ended December 31, 2007, 2008, 2009 and 2010, respectively. Furthermore, our five largest customers contributed 42.0%, 38.2%, 34.8% and 33.5% of our total net revenues for the years ended December 31, 2007, 2008, 2009 and 2010, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. In addition, our operating costs are relatively fixed in the near term. As a consequence, we may not be able to adjust our expenses in the short term to address the unanticipated loss of a large customer during any particular period. As such, we may experience significant and unanticipated fluctuations in our results of operations which may cause us to not meet our expectations or those of stock market analysts, which could cause our stock price to decline.

Our business substantially depends on telecommunications carriers and other third-party providers for communications and storage capacity. Any change that adversely affects our communications and storage capacity could result in interruptions in our services.

Our business and operations are dependent upon telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth, optical fiber cable, servers and other equipment. We obtain bandwidth primarily from telecommunications carriers. We lease optical fiber cable to serve as part of our private transmission backbone from third-party providers. We purchase servers and other equipment from suppliers and deploy our servers in numerous third-party co-location facilities. In addition, we need access to end-user access networks operated by telecommunications carriers and Internet service providers, or ISPs, in order to complete the delivery of Internet content and applications to end-users.

We believe that we currently have good business relationships with telecommunications carriers and our major third-party providers, and we have access to adequate communications and storage capacity to provide our services. However, there can be no assurance that we will always be able to secure communications and storage capacity on commercially acceptable terms, and that we are adequately prepared for unexpected increases in bandwidth demands or unplanned network interruptions. If we are unable to obtain transmission capacity on terms commercially acceptable to us or at all, our business and financial results could suffer.

In the past, system disruptions in the networks of certain regional telecommunications carriers and ISPs have affected our ability to provide our services. Some telecommunications carriers or ISPs may also take measures, such as the deployment of filters, that could degrade, disrupt or increase the cost of our or our customers’ access to networks operated by them. Telecommunications carriers and ISPs could also decide to limit or prohibit the use of their networks to support or facilitate our services, or charge additional fees to us, our customers or end-users in connection with our services. Third-party suppliers may not be able to meet our demand for servers or other equipment in a timely manner. In addition, as we deploy our servers in numerous third-party co-location facilities, any system outages or other disruptions in these third-party facilities could constrain our ability to deliver our services. Any of these interruptions, interferences or restrictions could result in a loss of existing customers, increased costs and impairment of our ability to attract new customers, thereby harming our revenues and growth.

The global financial crisis has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies have been or are still in recession. To the extent that there has been improvement in some areas, it is unclear whether the recovery is sustainable. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Since we currently derive substantially all of our revenues from customers in China, any prolonged slowdown in the Chinese economy may have an adverse effect on our business, results of operations and financial condition. To the extent customers are unable to profitably monetize the content we deliver on their behalf due to an economic slowdown or otherwise, they may reduce or eliminate the traffic we deliver on their behalf. Such reductions in traffic would lead to a reduction in our revenues. Additionally, in a down-cycle economic environment, we may experience the negative effects of increased competitive pricing pressure, customer loss, slowdown in commerce over the Internet and corresponding decrease in traffic delivered over our network and failures by customers to pay amounts owed to us on a timely basis or at all.

Suppliers on which we rely for servers, bandwidth, co-location and other services could also be negatively impacted by economic conditions which, in turn, could have a negative impact on our operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant adverse impact on our business, results of operations and financial condition.

We expect to continue to experience intense competition.

We compete in a market that is intensely competitive, rapidly changing and characterized by vendors offering a wide range of content and application delivery services. We have experienced and expect to continue to experience intense competition. In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology and 21Vianet. Although multinational companies currently do not have a significant presence in the content and application delivery services market in China, in part due to regulatory restrictions in China’s telecommunications sector, we may face competition from multinational companies if regulatory restrictions in China are lifted in the future. Also, as a result of the growth of the content delivery services market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Some of our current or potential competitors may have greater financial, marketing and other resources than we do and may have stronger governmental support. Some of our competitors may offer lower prices on competing services in order to gain market share. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Furthermore, some of our current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that we offer. Increased competition could result in price reductions and revenue decline, loss of customers and loss of market share, which could harm our business, financial condition and results of operations.

Any unplanned interruption in the functioning of our network or services could lead to significant costs and disruptions.

Our business is dependent on providing our customers with fast, efficient and reliable delivery of Internet content and applications. Many of our customers depend on our services to operate their businesses. Consequently, any disruption of our services could have a material impact on our customers’ businesses. Our network or services could be disrupted by numerous events, including natural disasters, power losses and failure of our software or network. From time to time, we need to correct errors and defects in our software or in other aspects of our network. There may be errors and defects originating with third-party networks or software on which we rely that harm our ability to deliver our services. We may also experience disruptions caused by software viruses or other attacks by unauthorized users. Despite our significant capital investments, we may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in our services. Any widespread interruption of the functioning of our networks and related services for any reason would reduce our revenues and could harm our business and financial results. If such a widespread interruption occurred or if we failed to deliver Internet services and applications to users as expected during a high-profile media event or well-publicized circumstance, our reputation could be severely damaged. Moreover, any disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

We may have difficulty scaling and adapting our existing network to accommodate increased traffic and technology advances or changing business requirements.

Our services are highly complex and are designed to be deployed in and across numerous large and complex networks. Our network must perform well and be reliable in order for us to be successful. The greater the user traffic and the greater the complexity of our products and services, the more resources we will need to invest in additional network capacity and support. We have spent and expect to continue to spend substantial amounts on the purchase and lease of equipment and data centers and the upgrade of our technology and network to handle increased traffic over our network and to roll out new products and services. This expansion is expensive and complex and could result in inefficiencies, operational failures or defects in our network and related software. If we do not expand successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and user experience could decline. These occurrences could damage our reputation and lead to a loss of current and potential customers. We must continuously upgrade our network in order to keep pace with our customers’ evolving demands. Cost increases or the failure to accommodate increased traffic or these evolving business demands without disruption could harm our results of operations and financial condition.

If we fail to manage future growth effectively, our business and results of operations could be adversely affected.

We have expanded our operations in recent years and we anticipate further expansion in the future. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our service offerings to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our service offerings. Our future results of operations depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•                  training new sales personnel to become productive and generate revenue;

•                  controlling expenses and investments in anticipation of expanded operations;

•                  implementing and enhancing our network; and

•                  addressing new markets.

A failure to manage our growth effectively could materially and adversely affect our business, results of operations or financial condition.

Any difficulties identifying and consummating future acquisitions or integrating current and future acquisitions may have a material and adverse effect on our business, results of operations or financial condition.

Selective acquisitions and strategic investments form part of our strategy to further expand our business. However, we may not be successful in identifying and consummating future acquisitions and strategic investments, which could impair our growth potential. Acquisitions also present other challenges, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of our ongoing business, the potential distraction of management, expenses related to the acquisition, potential unknown liabilities or penalties associated with acquired businesses. Any inability to integrate operations or personnel in an efficient and timely manner could harm our results of operations. If we are not successful in completing acquisitions that we may pursue in the future, we may be required to reevaluate our business strategy, and we may incur substantial expenses and devote significant management time and resources without a productive result. In addition, future acquisitions and strategic investments will require the use of our available cash or dilutive issuances of securities. We may also experience significant turnover from the acquired operations or from our current operations as we integrate businesses. Such difficulties in identifying and consummating future acquisitions and strategic investments or any difficulties encountered in integrating current and future acquisitions may have a material and adverse effect on our business, results of operations or financial condition.

We may need to record additional impairment charges to earnings, incur additional post-acquisition settlement consideration in connection with our JNet Holdings acquisition, which may have a material and adverse effect on our results of operations.

As part of our strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. We record goodwill if the purchase price we pay in such acquisition exceeds the amount assigned to the fair value of the assets or business acquired. We are required to test our goodwill and acquired intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We have, in the past, recorded impairment of goodwill and acquired intangible assets in connection with our acquisitions. In 2008, 2009 and 2010, we recognized an impairment of goodwill and related acquired intangible assets of approximately RMB75.1 million, RMB6.9 million and nil, respectively, in connection with our acquisition of JNet Holdings and obtaining control over Shanghai JNet. The impairment was primarily attributable to the resulting and continuing effects of the economic downturn coupled with declines in customer demand, intense pricing pressure and increasing competition. If the carrying value of our acquisition goodwill and related acquired intangible assets in connection with our past or future acquisitions are determined to be impaired, we would be required to reflect additional charges to earnings in our financial statements during the period in which such goodwill and acquired intangible assets are determined to be impaired. In addition, we incurred additional expenses in the amount of RMB37.9 million (US$5.7 million) during 2010, which was associated with a supplementary agreement we entered into in January 2010 with Sundream Holdings Limited and Smart Asia Holdings Limited, the sellers of JNet Holdings. A major portion of this expense was estimated based on the projected pre-tax income for 2010 to 2012, which will be remeasured at each financial reporting period until final measurement can be completed or once actual pre-tax income can be determined for these years. As a result, the actual results may differ from these original estimates resulting in actual future payments significantly exceeding this estimate. Furthermore, pursuant to the supplementary agreement, we issued additional 1,030,215 ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited after the completion of our initial public offering. We recorded a charge of RMB6.0 million (US$0.9 million) in 2010 as a result of this issuance of 1,030,215 ordinary shares to the sellers of JNet Holdings, based on our initial public offering price of US$13.90 per ADS.

Our results of operations may fluctuate in the future. This may result in significant volatility in, and otherwise adversely affect, the market for our ADSs.

Our results of operations may fluctuate as a result of various factors, many of which are outside of our control. Fluctuations in our results of operations could result in significant volatility in, and otherwise adversely affect, the market price of our ordinary shares. Fluctuations in our results of operations may be due to a number of factors, including:

•                  our ability to increase sales to existing customers and attract new customers;

•                  the loss of major customers, or a significant variation in their use of our services;

•                  costs associated with future intellectual property lawsuits;

•                  service outages or security breaches;

•                  the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and network;

•                  the occurrence of significant events in a particular period that results in an increase in the use of our services, such as a major media event or a customer’s online release of a new or updated video game;

•                  changes in our pricing policies or those of our competitors;

•                  share-based compensation expenses associated with attracting and retaining key personnel;

•                  limitations of the capacity of our platform and related systems;

•                  the timing of costs related to the development or acquisition of technologies, services or businesses;

•                  general economic, industry, market and regulatory conditions and those conditions specific to Internet usage and online businesses; and

•                  reduced usage of our services by our customers.

Our revenues and results of operations may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful. You should not rely on the results of one period as an indication of future performance.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our technologies and business methods, including those relating to our content and application delivery services, may be subject to third-party claims or rights that limit or prevent their use. Companies, organizations or individuals, including our competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services or develop new services, which could make it more difficult for us to operate our business. Intellectual property registrations or applications by others relating to the type of services that we provide may give rise to potential infringement claims against us. In addition, to the extent that we gain greater visibility and market exposure as a public company, we are likely to face a higher risk of being subject to intellectual property infringement claims from third parties. The global content and application delivery services industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims may further increase as the number of products, services and competitors in our market increases. Further, continued success in this market may provide an impetus to those who might use intellectual property litigation as a tool against us.

It is critical that we use and develop our technology and services without infringing the intellectual property rights of third parties, including but not limited to patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property litigation could have a material adverse effect on our business, results of operations or financial condition.

As of the date of this annual report, we have 9 patents, 24 patent applications and 14 software copyright registrations in China relating to the technologies used in our business. However, we have no issued patents in the U.S. Certain U.S.-based companies have been granted patents or have licensed patents in the U.S. relating to the content and application delivery business. In the past, we have conducted substantially all of our business operations in China. In August 2007, we established a U.S. subsidiary, ChinaCache North America, Inc., primarily to support our marketing efforts in North America. We primarily rely upon our local business partners in the U.S. to address our content and application delivery needs in those markets. However, the possibility of intellectual property rights infringement claims against us may still increase as we expand outside China.

If we fail to defend ourselves against any intellectual property infringement claim, we may lose significant intellectual property rights and may be unable to continue providing our existing services, which could have a material adverse effect on our results of operations and business prospects.

We may not be able to prevent others from unauthorized use of our intellectual property.

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 9 patents, 24 patent applications and 14 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

If our ability to deliver services and applications in popular proprietary formats is restricted or becomes cost-prohibitive, demand for our services could decline, we could lose customers and our financial results could suffer.

Our business partially depends on our ability to deliver Internet services and applications in all major formats. If our legal right or technical ability to store and deliver Internet services and applications in one or more popular proprietary formats, such as Adobe Flash or Windows Media, is limited, our ability to serve our customers in these formats would be impaired and the demand for our content and application delivery services by customers using these formats would decline. Owners of proprietary formats may be able to block, restrict, or impose fees or other costs on, our use of such formats, which could lead to additional expenses for us and for our customers, or which could prevent our delivery of this type of Internet services and applications altogether. Such interference could result in a loss of existing customers, increased costs and impairment of our ability to attract new customers, which would harm our revenues, results of operations and growth.

If we are unable to retain our key employees and hire qualified sales and technical personnel, our ability to compete could be harmed.

Our future success depends upon the continued services of our executive officers and other key technology, sales, marketing and support personnel who have critical industry experience and relationships that they rely on in implementing our business plan. We do not have “key person” insurance policies covering any of our officers or other key employees, and we therefore have no way of mitigating our financial loss were we to lose their services. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our services, and negatively impact our ability to sell our services. There is increasing competition for qualified individuals with the specialized knowledge relevant to providing content and application network services and this competition affects both our ability to retain key employees and hire new ones. If we cannot identify and hire additional qualified employees, or if we fail to provide appropriate training, career opportunities or otherwise motivate and retain our quality employees, we may not be able to successfully execute our growth strategies and our business could suffer.

We may not be able to recoup our investment in international expansions.

As part of our growth strategy, we may expand our international network. We have limited experience in providing our services internationally and such expansion could require us to make significant expenditures, including the purchase of additional network equipment and the hiring of local employees, in advance of generating any revenues. As a consequence, we may fail to achieve profitability or recoup our investment in international locations.

If we fail to maintain a strong brand identity, our business may not grow and our financial results may be adversely impacted.

Maintaining and enhancing the value of our “ChinaCache” and “Blue I.T.” brands is important to attracting customers. Our success in maintaining brand awareness and recognition in the content and application delivery services market in China will depend on our ability to consistently provide high-quality, value-added services and solutions. As our business grows, we plan to continue to focus our efforts to establish a wider recognition of our “ChinaCache” and “Blue I.T.” brands to attract potential customers, which may require additional marketing resources. We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition and appeal. If we fail to maintain a strong brand identity, our business and financial results may be adversely impacted.

If we are required to seek additional funding, such funding may not be available on acceptable terms or at all.

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenues, increased expenses, increased investment in capital equipment or the acquisition of significant businesses or technologies. We believe that our cash plus cash from operating activities will be sufficient to fund our operations and proposed capital expenditures for at least the next 12 months. If for unforeseen circumstances we do need to obtain additional funding, it may not be available on commercially reasonable terms or at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we are able to find outside funding sources, we may be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We may also be required to take other actions that could lessen the value of our ADSs, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our capabilities or cease operations in certain jurisdictions or completely.

If our preferential tax treatments become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, our results of operations would be materially and adversely affected.

The Enterprise Income Tax Law, effective as of January 1, 2008, significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The Enterprise Income Tax Law, however, permits certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other financial or non-financial criteria to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. In December 2008, Beijing Blue I.T. was recognized as a “high and new technology enterprise” and was eligible for the reduced 15% enterprise income tax rate from 2008 through 2010. Beginning in 2011, Beijing Blue I.T.’s continued qualification as a “high and new technology enterprise” will be subject to annual evaluation in practice and a three-year review by the relevant government authorities in China. If Beijing Blue I.T. fails to maintain its “high and new technology enterprise” qualification or renew its qualification, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations. Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments currently enjoyed by Beijing Blue I.T. could adversely affect our business, results of operations and financial condition.

In the ordinary course of our business, we are subject to complex income tax and other taxing regulations and significant judgment is required in the determination of a provision for income taxes. For instance, Shanghai JNet, our consolidated variable interest entity, prepared its income tax returns for 2008, 2009 and 2010 on a “deemed income” basis. Shanghai JNet’s tax returns for 2008 and 2009 have been approved by the local tax authorities and are not currently under any tax audit; however, if the Chinese tax authorities should later determine that Shanghai JNet’s tax returns for these years should have been prepared on a different basis that would result in a higher tax liability, Shanghai JNet may be ordered to pay more tax and related interests and penalties. We have recorded an accrual of RMB55.9 million on the consolidated balance sheet as of December 31, 2010 to reflect the management’s estimate of our potential tax liability, penalty and interests. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our positions and we are required to pay tax, interests and penalties in excess of our tax provisions, our results of operations and financial condition would be materially and adversely affected.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Our computer data may also be vulnerable to attacks, unauthorized access and disruptions. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our customers. Losses or liabilities that are incurred as a result of any of the foregoing could have a material adverse effect on our business. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter customers from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

If we fail to establish or maintain an effective system of internal controls over our financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. For example, as a public company in the United States we are subject to Section 404 of the Sarbanes-Oxley Act, or Section 404, which requires that we include a management assessment of, and a report by our independent registered public accounting firm on, the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning for the year ending December 31, 2011. During the assessment process that we will undertake for compliance with Section 404, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting that we may not be able to remediate in time to meet the deadline imposed by Section 404, and our management may conclude that our internal control over financial reporting is not effective. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective and may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Our failure to establish and maintain an effective internal control over financial reporting could increase the risk of material misstatements in our financial statements and cause failure to meet our financial and other reporting obligations, which would likely cause investors to lose confidence in our reported financial information and lead to a significant decline in the trading price of our ADSs.

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one “material weakness” and certain other deficiencies in our internal controls over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of adequate resources with the requisite U.S. GAAP and SEC financial accounting and reporting expertise to support the accurate and timely assembly and presentation of our consolidated financial statements and related disclosures. See “Item 5. Operating and Financial Review and Prospects—Internal Control Over Financial Reporting” for additional information with respect to certain deficiencies identified in our internal control over financial reporting. We are in the process of remediating such material weakness and other deficiencies. However, the remedial measures that we have taken or intend to take may not fully address such material weakness and other deficiencies in our internal control over financial reporting may be identified in the future.

If we fail to timely remedy the material weakness and other control deficiencies, and achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have an effective internal control over financial reporting. Moreover, an effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain an effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements and credibility of our management, which in turn could negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with the provisions of Section 404 of the Sarbanes-Oxley Act. In 2011, we expect these costs to be in an amount of RMB3.0 million (US$0.5 million).

We have granted, and may continue to grant, stock options under our stock incentive plans, resulting in increased share based compensation expenses and, therefore, adversely affecting our results of operations.

We adopted three stock incentive plans in 2007, 2008 and 2010, respectively, and have granted options to purchase 22,591,260 of our ordinary shares in accordance with these plans as of the date of this annual report. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.” For the years ended December 31, 2008, 2009 and 2010, we recorded RMB7.2 million, RMB12.4 million and RMB63.2 million (US$9.6 million), respectively, in share-based compensation expenses for employees and non-employees. In accordance with ASC 718, “Share-Based Payment,” we accounted for our options as liability awards and as such the share-based compensation liability was initially recognized at fair value on the date of grant and was subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expenses to properly reflect the cumulative expenses based on the current fair value of the vested options over the vesting period. Immediately following our initial public offering, we started to account for our share-based compensation as equity awards. During the period from January 1, 2011 to the date of this annual report, we accelerated the vesting of 332,500 stock options of certain terminated employees. As a result of that modification, we recognized additional compensation expenses during that period. If we grant more stock options to attract and retain key personnel, the expenses associated with share based compensation may adversely affect our results of operations. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel.

We may incur losses due to business interruptions resulting from occurrence of natural catastrophes, acts of terrorism or fires, and we have limited insurance coverage.

The occurrence of natural catastrophes such as earthquakes, floods, typhoons or any acts of terrorism may result in significant property damages as well as loss of revenues due to interruptions in our business operations. In addition, the provision of our services depends on the continuing operation of our information technology and communications systems, which are also vulnerable to damage or interruption from natural catastrophes and acts of terrorism. Some of our data centers are located in areas with a high risk of typhoons or earthquakes. Our disaster recovery planning cannot account for every conceivable possibility. Any damage to or failure of our systems could result in interruptions in our services, which could reduce our revenues and profits, and our brand could be damaged if people believe our systems are unreliable.

The insurance industry in China is not fully developed. Insurance companies in China offer limited business insurance products. While business disruption insurance may be available to a limited extent in China, we have determined that the risks of disruption and the difficulties and costs associated with acquiring such insurance render it commercially impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation might result in our incurring substantial costs and the diversion of resources.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan province in southeastern China and part of Qinghai province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area.

In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by influenza A (H1N1). Any outbreak of avian influenza, SARS, influenza A (H1N1) or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications business.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, ChinaCache Beijing, is a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our content and application delivery businesses in China through three sets of contractual arrangements with Beijing Blue I.T., Beijing Jingtian and Shanghai JNet, and their respective shareholders. These contractual arrangements provide ChinaCache Beijing with effective control over Beijing Blue I.T., Beijing Jingtian and Shanghai JNet. For a description of these contractual arrangements, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements with Our Consolidated Variable Interest Entities.”

The MIIT issued a circular in July 2006 requiring a foreign investor to set up a foreign-invested enterprise and obtain a value-added telecommunications business operating license, or VAT license, in order to conduct any value-added telecommunications business in China. Pursuant to this circular, a domestic VAT license holder is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VAT license holder or its shareholder. The circular further requires each VAT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretations from the regulator, it is unclear what impact this circular will have on us or other similarly situated companies.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations; (ii) each of the contracts under the contractual arrangements among our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the above circular. Accordingly, there can be no assurance that the PRC regulatory authorities that regulate providers of content and application delivery services and other participants in the telecommunications industry, in particular, the MIIT, will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of PRC laws and regulations. If our corporate and contractual structure is deemed by the MIIT to be illegal, either in whole or in part, we may have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•                  revoking our business and operating licenses;

•                  levying fines on us;

•                  confiscating any of our income that they deem to be obtained through illegal operations;

•                  shutting down a portion or all of our networks and servers;

•                  discontinuing or restricting our operations in China;

•                  imposing conditions or requirements with which we may not be able to comply;

•                  requiring us to restructure our corporate and contractual structure;

•                  restricting or prohibiting our use of the proceeds from a public offering to finance our PRC affiliated entities’ business and operations; and

•                  taking other regulatory or enforcement actions that could be harmful to our business.

Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations.

ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T., Beijing Jingtian and Shanghai JNet may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T., Beijing Jingtian and Shanghai JNet were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the respective tax liabilities of Beijing Blue I.T., Beijing Jingtian and Shanghai JNet without reducing ChinaCache Beijing’s tax liability, which could further result in late payment fees and other penalties to Beijing Blue I.T., Beijing Jingtian and Shanghai JNet for underpaid taxes; or (ii) limiting the ability of ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian or Shanghai JNet to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian and Shanghai JNet and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and Shanghai JNet, and their respective shareholders, to operate our business in China. For a description of these contractual arrangements, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements with Our Consolidated Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. Under the current contractual arrangements, as a legal matter, if our consolidated variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system and we may incur substantial costs and expend significant resources in pursuing such enforcement actions.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and Shanghai JNet, are also the founders, directors, executive officers, employees or ultimate shareholders of our company. Conflicts of interests between their roles may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated variable interest entities to breach the existing contractual arrangements. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our three consolidated variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by our consolidated variable interest entities that are important to the operation of our business if any of our consolidated variable interest entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and Shanghai JNet, and their shareholders, our consolidated variable interest entities hold certain assets that are important to our business operation. If any of our consolidated variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. If any of the consolidated variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and result of operations.

Risks Related to Doing Business in China

Our business may be adversely affected by government policies and regulations in China.

Laws and regulations that apply to communications and commerce conducted over the Internet are becoming more prevalent in China, and may impose additional burdens on companies conducting business online or providing Internet-related services such as us and many of our customers. Increased regulation could negatively affect our business directly, as well as the businesses of our customers, which could reduce their demand for our services.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to comply with the relevant regulations relating to the protection of state secrets in the dissemination of online information. Our business may be adversely affected if any of our customers’ websites are restricted, blocked or closed or if we face liability for content distributed over our network. For instance, in August 2010, we received a warning from a local public security bureau in Beijing for omission to examine the third-party content distributed over our network. If we need to take costly measures to reduce our exposure to these risks, or are required to defend ourselves against such claims, our financial results could be negatively affected.

In April 2007, the General Administration of Press and Publication of China and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators in an effort to curb addictive game play behaviors of minors under the age of eighteen. In addition, it is also possible that the PRC government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. The implementation of these regulations may discourage or otherwise prevent or restrict minors from playing online games, which could limit the growth of online game operators, one of our key customer groups, thus adversely affecting our business and results of operations.

The State Administration of Radio, Film and Television and the MIIT issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that only entities wholly owned or controlled by state-owned enterprises may apply for “the Internet Audio-Video Program Operating License” to engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. In addition, the Internet Audio-Video Program Measures require that, when providing signal transmission for Internet Audio-Video programs, network operators are obligated to examine the licenses or permits of the Internet Audio-Video Programs service providers and must provide Internet access services within the scope of such licenses or registration documents. The Internet Audio-Video Program Measures further provide that no entity may provide signal transmission, Internet data center services, fee collection or other financial or technical services to Internet Audio-Video Programs service providers that do not have applicable licenses or permits. Although we do not provide audio-video programs on our own, our content and application delivery services include provision of technical assistance to customers, social networking operators in particular, in the uploading and transmission of user-generated content, including audio-video programs. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures. Accordingly, if we are required to verify our customers’ Internet Audio-Video Program Operating Licenses, such requirements may impose additional obligations on us, which may increase our expenses and adversely affect our business and results of operations. Any of these factors could cause significant disruption to our operations and may materially and adversely affect our business, financial condition and results of operations.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating outside the terms of our existing license, our business would be materially and adversely affected.

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council in September 2000, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT in October 2007, Beijing Blue I.T. is permitted to carry out its content and application delivery business and its Internet data center business under the first category of “value-added telecommunications business.” Based on this VAT license and our consultation with certain officials of the MIIT, we believe that, in practice, our content and application delivery business falls under the category of “value-added telecommunications business,” and we are permitted to operate our content and application delivery services under Beijing Blue I.T.’s VAT license.

However, since China’s content and application delivery services market is at an early stage of development, the scope of content and application delivery businesses has been expanding constantly and the concept of content and application delivery services is evolving. We have been continuously developing our content and application delivery business to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. As of the date of this annual report, there is no legal definition as to what constitutes a “content and application delivery business,” nor are there laws or regulations in China specifically governing the content and application delivery business. We cannot assure you that PRC governmental authorities will continue to deem our content and application delivery business and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the VAT license of Beijing Blue I.T. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing license. Further, we cannot assure you that Beijing Blue I.T. will be able to successfully renew its VAT license upon its expiration, or that its VAT license will continue to cover all aspects of our content and application delivery business and operations upon its renewal. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the content and application delivery business or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in Beijing Blue I.T. being disqualified from carrying out its current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our operations are conducted in China and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and allocation of resources. While the PRC economy has grown significantly over the past several decades, the growth has been uneven across different periods, regions and among various economic sectors of China. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth including decreasing the People’s Bank of China’s statutory deposit reserve ratio and lowering benchmark interest rates several times. Since January 2010, however, the People’s Bank of China has increased the statutory deposit reserve ratio in response to rapid growth of credit in 2009. It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for our solutions, which could materially and adversely affect our business, as well as our financial condition and results of operations.

Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.

We conduct our business primarily through our subsidiary and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. ChinaCache Beijing is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company and conduct substantially all of our business through our operating subsidiary and affiliated entities, which are limited liability companies established in China. We rely principally on dividends paid by our subsidiary for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary, ChinaCache Beijing, is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, it is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if ChinaCache Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of ChinaCache Beijing to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Under China’s Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.

Pursuant to the Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. Given that the Enterprise Income Tax Law is relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations, and (ii) a 10% withholding tax may be imposed on dividends we pay to our non-PRC resident shareholders and a 10% PRC tax may apply to gains derived by our non-PRC resident shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income. Similarly, such unfavorable tax consequences could apply to ChinaCache North America Inc., JNet Holdings and ChinaCache Network (Hong Kong) Limited if they are deemed to be “resident enterprises” by the PRC tax authorities. Notwithstanding the foregoing provisions, the Enterprise Income Tax Law also provides that the dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. If our Cayman Islands holding company is deemed a “resident enterprise” for PRC enterprise income tax purposes, the dividends it receives from its PRC subsidiary, ChinaCache Beijing, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over Shanghai JNet in January 2008 and Beijing Jingtian in July 2008 by entering into contractual arrangements with Shanghai JNet, Beijing Jingtian and their shareholders. We did not seek the approval of the Ministry of Commerce for these transactions based on the legal advice we obtained from our PRC legal counsel in those transactions that such approval was unnecessary. However, the M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, we may in the future grow our business in part by acquiring complementary businesses in China. If we are required to obtain the approval from the Ministry of Commerce, completion of such transaction may be delayed or even inhibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from a public offering to make loans or additional capital contributions to our PRC subsidiary or affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company, we may make loans to our PRC subsidiary, ChinaCache Beijing, or affiliated entities, or we may make additional capital contributions to ChinaCache Beijing. Any loans to ChinaCache Beijing or affiliated entities are subject to PRC regulations. For example, loans by us to ChinaCache Beijing, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange.

We may also decide to finance our operations in China by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiary. If we fail to receive such approvals, our ability to use the proceeds from a public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues.

Substantially all of our revenues and expenses are denominated in Renminbi. Under PRC laws, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange. Currently, our PRC subsidiary, ChinaCache Beijing, may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange. However, foreign exchange transactions by ChinaCache Beijing under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including the State Administration of Foreign Exchange. In particular, if ChinaCache Beijing borrows foreign currency loans from us or other foreign lenders, these loans must first be registered with the State Administration of Foreign Exchange. If ChinaCache Beijing, a wholly foreign-owned enterprise, borrows foreign currency, the accumulative amount of its foreign currency loans shall not exceed the difference between the total investment and the registered capital of ChinaCache Beijing. If we finance ChinaCache Beijing by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, the Ministry of Commerce or their respective local counterparts. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiary or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

Fluctuation in the value of the Renminbi may reduce the value of an investment in our company.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Because substantially all of our revenues and expenditures are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

The State Administration of Foreign Exchange issued Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local branch of the State Administration of Foreign Exchange before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of raising funds from overseas to acquire assets of, or equity interest in, PRC companies. In addition, any PRC resident that is the beneficial owner of an offshore special purpose company is required to amend his or her registration with the local branch of the State Administration of Foreign Exchange, with respect to that offshore special purpose company in connection with any of its increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Any failure to comply with the above registration requirements could result in PRC subsidiaries being prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, the offshore parent company being restricted in its ability to contribute additional capital into its PRC subsidiaries, and other liabilities under PRC laws for evasion of foreign exchange restrictions.

Prior to our initial public offering, our current PRC resident beneficial owners had made the necessary registrations as required under Circular 75. Our founders, Song Wang and Jean Xiaohong Kou, recently established a trust to hold their shares in their personal offshore holding companies, which own our ordinary shares. As a result of our initial public offering, our founders need to amend their registrations under Circular 75 and are in the process of filing such amendments. In connection with our initial public offering, our PRC resident beneficial owners are required to further amend their registration under Circular 75. We cannot assure you that our current and future beneficial owners who are PRC residents will comply with Circular 75; nor can we ensure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, ChinaCache Beijing, and affiliated entities, limit ChinaCache Beijing’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the Nasdaq Global Market on October 1, 2010, the closing prices of our ADSs have ranged from US$15.91 to US$32.80 per ADS, and last reported trading price on April 20, 2011 was US$17.60 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•                  actual or anticipated fluctuations in our quarterly results of operations;

•                  changes in financial estimates by securities research analysts;

•                  announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•                  addition or departure of key personnel;

•                  fluctuations of exchange rates between the RMB and U.S. dollar;

•                  intellectual property litigation;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or sales of additional ADSs; and

•                  general economic or political conditions in China and the U.S.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All of our shares are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We are a “foreign private issuer,” and have disclosure obligations that are different from those of U.S. domestic reporting companies; as a result, you should not expect to receive the same information about us at the same time when a U.S. domestic reporting company provides the information required to be disclosed.

We are a foreign private issuer and, as a result, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, or the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We will have 120 days to file annual reports for the fiscal years ending on or after December 15, 2011. We are not required to disclose detailed individual executive compensation information that is required to be disclosed by U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act and are not subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer are different than those imposed on U.S. domestic reporting companies, our shareholders should not expect to receive the same information about us and at the same time as the information received from, or provided by, U.S. domestic reporting companies.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our assets, which may be determined based on the market value of our ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or a PFIC. Under the U.S. federal tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our current income and assets and projections as to the value of our ADSs and ordinary shares, we do not expect to be classified as a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is unclear, we treat Beijing Blue I.T., Beijing Jingtian and Shanghai JNet as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T., Beijing Jingtian and Shanghai JNet for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current year or any subsequent taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in any offering. Under circumstances where revenues from activities that produce passive royalty income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information, see “Item 10.E. Additional Information—Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Holders of our ADSs may not be able to participate in rights offerings and may experience dilution of their holdings and may not receive cash dividends if it is impractical to make them available.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

In addition, the depositary of our ADSs has agreed to pay to the holders of ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. The holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and the holders of our ADSs will not receive such distribution.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

The ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Holders of our ADSs may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and a majority of our officers and directors reside outside the United States.

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in China through our wholly-owned subsidiary in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for the holders of our ADSs to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws or otherwise. Even if the holders of our ADSs are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render the holders of our ADSs unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a public company of the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the Nasdaq Global Market, have detailed requirements concerning corporate governance practices of public companies including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. These new rules and regulations have increased our director and officer liability insurance, accounting, legal and financial compliance costs and have made certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If securities or industry analysts do not actively follow our business or if they publish unfavorable research about our business, our ADS price and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our ADSs or publishes unfavorable research about our business, our ADS price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ADSs could decrease, which could cause our ADS price and trading volume to decline.

ITEM 4.                                  INFORMATION ON THE COMPANY

A.            History and Development of the Company

We commenced operations through Beijing Blue I.T. Technologies Co., Ltd., or Beijing Blue I.T., a company incorporated in China in June 1998. In June 2005, we incorporated ChinaCache International Holdings Ltd., or ChinaCache Holdings, under the laws of the Cayman Islands to become our offshore holding company through a series of corporate restructuring transactions. In August 2005, we established our wholly-owned PRC subsidiary, ChinaCache Network Technology (Beijing) Limited, or ChinaCache Beijing.

In January 2008, we acquired JNet Holdings Limited, or JNet Holdings, a British Virgin Islands company, and obtained control over Shanghai JNet Telecom Co., Ltd., or Shanghai JNet, an affiliate of JNet Holdings in China through contractual arrangements. As the consideration for these transactions, we paid US$6,823,334 in cash and issued 5,566,955 of our ordinary shares to the shareholders of JNet Holdings.

In July 2008, we obtained control over Beijing Jingtian Technology Co., Ltd., or Beijing Jingtian, through contractual arrangements for a cash consideration of RMB100,000.

On October 1, 2010, our ADSs commenced trading on the Nasdaq Global Market under the symbol “CCIH”. We and the selling shareholders raised US$96.9 million in gross proceeds from our initial public offering of 6,970,127 ADSs, representing 111,522,032 of our ordinary shares.

Following the completion of our initial public offering, we issued 1,030,215 ordinary shares to the sellers of JNet Holdings pursuant to a supplementary agreement we entered into with them in connection with our acquisition of JNet Holdings.

We made capital expenditures of RMB152.1 million, RMB74.7 million, RMB2.0 million and RMB77.3 million in the fiscal years ended December 31, 2007, 2008, 2009 and 2010, respectively. Our capital expenditures were primarily for the purchase of servers and other property and equipment for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations. In 2011, as we further expand and improve our network and operation, we expect our capital expenditures to be approximately RMB100.0 million (US$15.1 million).

We currently have nine branch offices in nine cities in China, namely, Wuhan, Shanghai, Harbin, Shenzhen, Chengdu, Nanjing, Shenyang, Xi’an and Guangzhou. We have two overseas subsidiaries, ChinaCache North America, Inc., established in California, the United States, in August 2007, and ChinaCache Networks (Hong Kong) Limited, established in Hong Kong in April 2008.

Our headquarters are located at 6/F, Block A, Galaxy Plaza, No. 10 Jiuixianqiao Road Middle, Chaoyang District, Beijing, PRC, where we lease approximately 3,070 square meters of office space. As of December 31, 2010, our offices outside of Beijing occupied an aggregate of 437 square meters of leased space in China and an aggregate of 4,509 square feet of leased space in the U.S.

B.            Business Overview

We are the leading provider of Internet content and application delivery services in China, accounting for 53% market share in terms of revenues in 2009, according to iResearch. We provide a portfolio of services and solutions to businesses, government agencies and other enterprises to enhance the reliability and scalability of their online services and applications and improve end-user experience. Our nationwide service platform which consists of our network, servers and intelligent software, is designed to handle planned and unplanned peaks without significant upfront and ongoing capital outlay and other investments on the part of our customers.

We began providing content and application delivery services in China in 2000 and were the first company that is not a telecommunications carrier to obtain from the MIIT, a nationwide operating permit to provide content and application delivery services. As an early mover, we have expanded our business alongside the growth of the Internet in China and have acquired extensive local knowledge about the Internet infrastructure and telecommunications environment in China. Substantially all of our business operations are conducted in China and substantially all of our revenues are derived from sales in China. Building on our knowledge and experience, we have developed a portfolio of services and solutions designed to address complex and unique issues arising from China’s Internet infrastructure and a wide range of turnkey solutions to meet customer- and industry-specific needs.

As a carrier-neutral service provider, our network in China is interconnected with networks operated by all telecommunications carriers, major non-carriers and local Internet service providers in China. We deploy servers and nodes across networks throughout China and we use a private transmission backbone that connects our nodes and data centers, thereby optimizing our content and applications delivery performance and reliability. With servers widely deployed at strategic locations, we are able to provide services throughout China. Our wide range of services makes us a top choice for customers requiring content and application delivery services to different regions in China. We believe that our robust nationwide service platform, which is the result of our significant investments in capital, time and human resources, is not easy to replicate and provides us with a competitive advantage.

We have successfully established a strong brand and a reputation for the quality and cost effectiveness of our services, as evidenced by the numerous recognitions and awards we have received, including the “Chinese High-Growth and High-Tech Companies with the Best Investment Values” award granted by the China International Finance Forum in 2009 and the “China Internet Industry Innovator 50” award by the Internet Society of China in 2005. Our brand and reputation are significant assets in a relatively young industry where most of our potential customers are new to the content and application delivery services market and are strongly influenced by their peers’ experience in selecting reliable service providers.

We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. We currently have 9 patents, 24 patent applications and 14 software copyright registrations, all in China and related to different aspects of the content and application delivery technologies. We have established a joint laboratory with Tsinghua University to undertake leading edge research in content and application delivery technologies. We intend to expand our research and development efforts and offer innovative services and solutions to maintain our market leadership and meet the evolving needs of customers.

We derive substantially all of our revenues from the sale of content and application delivery services. The number of our active customers has grown over the years, increasing from 129 as of December 31, 2007 to 504 as of December 31, 2010. Our net revenues were RMB161.0 million, RMB291.4 million, RMB272.4 million and RMB403.4 million (US$61.1 million) in 2007, 2008, 2009 and 2010, respectively. We incurred net losses of RMB87.9 million, RMB151.8 million, RMB39.2 million and RMB55.7 million (US$8.4 million), respectively, for the same periods.

Our Services and Solutions

We provide a portfolio of content and application delivery services and solutions tailored to our customers’ needs to improve the performance and reliability of their online services and applications, without significant upfront and ongoing capital outlay and other investments on the part of our customers.

Our Services

We provide the following services that are offered on a stand alone basis or combined as part of our integrated solutions:

Web Page Content Services

Our Web Page Content Services allow website operators to improve the performance and reliability of their websites. To ensure quality end-user experience when accessing a website, website operators must overcome several challenges, including network congestion and latency, server scalability and bandwidth constraints. Failure to address any of these can result in end-users experiencing delays or difficulties in accessing websites. Our Web Page Content Services primarily provide the following benefits:

•      By distributing our customers’ website content through our delivery platform, enabling our customers and the end-users to bypass, as much as is necessary and possible, the often congested Internet, thereby alleviating the burden on the origin servers and improving the response speed of our customers’ websites.

•      Preventing hacking and improving the security of our customers’ websites by hiding their origin servers behind our servers.

•      Distributing our customers’ website content through our delivery platform increases the reliability of our customers’ websites. As end-users access cached content on our edge servers, a malfunction in the origin server will not affect the accessibility to end-users of our customers’ websites.

•      Increasing scalability of our customers’ websites by distributing their website content through our delivery platform. As we allocate additional bandwidth for our customers during peak loads, our customers do not need to make substantial investment in network infrastructure in order to meet peak demand.

File Transfer Services

As the Internet has developed and become more prevalent and broadband technology has become more advanced and widely accessible, there has also been an increase in the downloading of large-scale content, such as video and music files, game installation packages and software patches. In addition, social networking and media sharing websites that encourage end-users to upload user-generated content, such as short-form videos, onto websites have become increasingly popular. Leveraging our content delivery capabilities, our File Transfer Services increase the speed and reliability of our client’s download and upload services.

Our File Transfer Services primarily provide the following benefits:

•      Distributing the content to the edge servers to achieve optimal download performance after websites transfer their downloadable content to our platform. In general, end-users automatically obtain the required content from the most suitable node, thereby improving quality of service.

•      Increasing the upload speed of files from end-users by allowing end-users to connect to the most suitable edge servers to upload information through the exclusive high-speed network channels.

Rich Media Streaming Services

The live streaming of media files to end-users has become an important web application. When media files are streamed to an end-user, the files are not stored on the end-user’s computer, but are played by the end-user’s media player software. We offer a portfolio of rich media streaming services to improve the transmission efficiency of media files, significantly offloading the pressure at the origin server and improving the quality of end-user experience. We combine peer-to-peer technology with streaming technology by facilitating data sharing during the transmission of live streaming content. Through our Rich Media Streaming services, we are able to distribute nearly all major types of rich media content, including video, audio, image and other contents, in a variety of file formats, including Adobe Flash, MP3 audio, QuickTime, RealNetworks RealPlayer and Windows Media.

Guaranteed Application Services

Our Guaranteed Application Services are designed for websites that incorporate applications that have dynamic features, such as on-line booking and ordering, real-time stock quotes and on-line surveys. Utilizing our dedicated transmission backbone and widely deployed servers, our services enable interactions between end-users and the origin servers to bypass public network congestion. As a result, we ensure reliable and efficient application processing and significantly improve end-user experience.

Managed Internet Data Services

Our Managed Internet Data Services are a “one-stop-shop” services designed to meet customers’ needs for content and application delivery, network infrastructure and network security. Managed Internet Data Services are based on a combination of the traditional Internet data center services and our high performance content and application delivery services. The offerings allow us to expand the reach of our content and application delivery services to customers who wish to take advantage of locating their content and applications in secure, high-performance facilities. To our best financial advantage, we primarily use third-party facilities for hosting customers’ network and other equipment with redundant power, environmental controls and security protection. In addition, we distinguish ourselves from conventional Internet data services providers by bundling our high performance content and application delivery services and Internet data management services. Customers using our Managed Internet Data Services include enterprises, Internet companies, media and entertainment companies, government agencies and financial institution.

ChinaCache Cloud Services

ChinaCache Cloud Services are a recent addition to our portfolio of services, which are designed to meet customer needs for cloud computing and network storage. The services provide high performance computing environment and elastic network storage, supported by our established content and application delivery network. Customers using our ChinaCache Cloud Services include, but not limited to, companies that operate Internet social networks, online games, e-commerce or Internet media.

Content Bridging Services

Content Bridging Services are another recent addition to our portfolio of services. The services utilize our nationwide service platform interconnected with networks operated by all telecommunications carriers to “bridge” Internet content exchanges amongst networks. Content Bridging Services effectively reduce cross traffic amongst carriers and significantly help improve end-user experience. Our primary target customers for Content Bridging Services are mobile telecommunications carriers.

Value-added Services

We also offer a wide variety of value-added services, which include the following:

•      Geo-Content Acceleration service.  Geo-Content Acceleration service enables websites to automatically provide content to end-users corresponding to each end-user’s specific geographic location.

•      Performance Evaluation Module.  Performance Evaluation Module allows our customers to monitor their own websites on a real-time basis and to measure the effect of our services.

•      Scalable Service Routing service.  Scalable Service Routing service provides domain name server resolution and global load balancing for multiple servers located across different regions to address the complex and often-unreliable network issues in China.

•      Link Anti-Hijack service.  Link Anti-Hijack service helps to prevent unauthorized links to content on our customers’ websites.

•      NetStorage service.  NetStorage service provides high performance data storage over the Internet, supported by our network infrastructure with multi-level back-ups and security measures.

•      User Behavior Analysis service.  User Behavior Analysis service clusters and evaluates the targeted audiences’ specific online behavior to assist our customers to better engage the visitors to their websites and improve the interactions between the websites and their visitors.

•      Website Performance Evaluation service.  Website Performance Evaluation service assists customers to identify popular web content and products and determine the geographical locations of their targeted audiences so as to improve the effectiveness of their online marketing.

Our Customer-tailored Integrated Solutions

We divide our customer base into eight industry groups. Based on the needs and preferences of customers of each industry, we have developed a wide range of integrated solutions that are tailored to the characteristics of each industry.

Media.  As more and more advertising spending is being shifted to online media, our customers in the media industry are adapting to this trend and investing significant resources in online content delivery. To capitalize on this opportunity, we customize our services aimed at media companies, enabling them to carry online broadcasting of major events, such as the CCTV Spring Festival Gala, and other rich media content to audiences. We customize our Rich Media Streaming Services and File Transfer Services to specifically address media companies’ rich media delivery needs. In addition, our services for media companies typically include our Link Anti-Hijack and certain other value- added services.

Mobile Internet.  Mobile Internet refers to access to the Internet from a mobile device, such as a smartphone. While mobile Internet is a fast growing industry in China, mainstream mobile service providers in China are confronted with two major problems in capitalizing this development: Internet interconnection bottlenecks with other networks operated by fixed-line operators and congestion within the mobile network. Leveraging our carrier- neutral network, our customized mobile Internet solutions effectively address the interconnectivity bottlenecks issues by facilitating the data exchanges between the networks operated by the mobile service providers and those operated by fix-line service providers.

Online Games.  Online game operators seek to cost-effectively deliver large files to hundreds of thousands of game players simultaneously accessing the same online game through different networks. In addition, due to the unreliable interconnectivity among different telecommunications networks in China, players located in different regions often cannot simultaneously play in the same game zone. Our online game solution is designed to address these problems by enabling online game operators to bypass traditional server and bandwidth limitations to ensure reliable and efficient file downloading, handle peak traffic conditions and substantially increase the level of interconnectivity. Our online game solution typically includes our Guaranteed Application Services, Web Page Content Services and File Transfer Services and certain other value-added services.

E-commerce.  Companies engaged in the fast-growing e-commerce sector in China face significant Internet-related problems specific to China’s Internet infrastructure. Internet congestion may affect the performance of websites or otherwise reduce the operating efficiency, thereby frustrating consumers. In addition, e-commerce companies need to effectively control Internet security risks. To address the needs of our e-commerce customers, we have designed our e-commerce solution to allow proactive monitoring and rapid response to security-related incidents and anomalies. Our server network is designed to reduce the possibility of a single point of failure and reduce the impact of security attacks. Our e-commerce solution typically includes our Guaranteed Application Services and Web Page Content Services.

Internet and Software Services.  Internet portals often provide geographic- specific advertisements or other information and contain rich media content and applications, which require Rich Media Streaming and Guaranteed Application Services. Software providers typically have significant download traffic. Surges in traffic due to new software launches or the distribution of security updates can overwhelm traditional delivery system, impacting website performance and causing end-user downloads to be disrupted or fail. Our Internet and software services solution helps these customers to address these needs. For instance, our Geo-Content Acceleration service enables customers’ websites to automatically provide geographic-specific content to end-users corresponding to each end-user’s specific geographic location. Our File Transfer Services can significantly increase the speed and reliability of software download.

Enterprises.  Our enterprise customers place importance on having their website give visitors from around the world with uniform experience and thereby projecting a consistent brand image. They also want to minimize or avoid interruptions or delays when implementing major promotions or other major events over their websites. We tailor our content and application delivery solutions to address these needs, ensuring the same satisfactory Internet experience for end-users throughout different parts of the world. Our enterprise solution also includes our Web Page Content Services, Rich Media Streaming Services and additional value-added services.

Financial Institutions.  Our financial institutions customers emphasize the importance of website and data security. Security threats, whether in the form of attacks, viruses, worms or other intrusions, can impact many aspects of a financial institution’s Internet services, including information security, speed and reliability, which affects end-user confidence. To address such concerns, we have designed our financial institution solution to ensure that unauthorized visitors cannot access protected content, customers’ information cannot be compromised and confidential data are protected in the delivery process. Our financial institution solution typically includes our Guaranteed Application Services and Webpage Content Services, as well as Link Anti-Hijack and additional value-added services.

Government Agencies.  Our government agency customers regard website and data security as one of their top priorities. In addition, they have strong database processing needs due to the high volume of end-user requests for information from government agencies. We tailor our Guaranteed Application Services to specifically address government agencies’ data security and data processing needs. In addition, our government agency solution includes our Managed Internet Data Services, as well as Web Page Content Services, Rich Media Streaming Services and additional value-added services.

Customers and Customer Support

Our customer base has increased from 129 customers in 2007 to 504 active customers as of December 31, 2010 and includes some of China’s and the world’s leading companies in the areas of media, mobile Internet, online game, e-commerce, Internet and software, enterprises, financial institutions and government agencies.

In 2007, 2008, 2009 and 2010, our five largest customers contributed 42.0%, 38.2%, 34.8% and 33.5% of our total net revenues, respectively. In 2007 and 2008, our largest customer, Weixu Network (Shanghai) Limited, a company that operates a video sharing website, contributed approximately 24.4% and 16.0% of our total net revenues, respectively. In 2009, our largest customer, Tencent, an Internet company that develops the popular instant messaging tool QQ, contributed approximately 14.8% of our total net revenue. Pursuant to our agreement with Tencent, we agreed to provide nationwide content and application delivery services to Tencent from April 1, 2009 to January 31, 2011, which was subsequently extended to January 31, 2012 pursuant to a new agreement entered into with Tencent in January 2011. Tencent will pay for our services on a monthly basis based on its actual usage of bandwidth usage. In the fiscal year ended December 31, 2010, China Mobile, whose subsidiaries purchased a significant amount of our mobile Internet services, was our largest customer, contributing approximately 15.1% of our total net revenues during the fiscal year. We anticipate that our customer base will continue to grow and our customer concentration to decline as we acquire additional customers.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2007, 2008, 2009 and 2010, 75.3%, 66.1%, 73.0% and 86.0%, respectively, of our existing customers chose to renew their contract or enter into new contract with us.

We devote significant resources to developing customers support and services. We have a dedicated customer service team. Our customers may directly contact the customer service team to seek assistance or enquire about the status of a reported issue. The team actively follows up with our operations team to ensure that the problem is addressed in an effective and timely manner. Each of our customer accounts is assigned a service manager who is responsible for ensuring that all our services are performed in a satisfactory manner. We offer a broad range of Internet-based customer-care tools. We operate, for example, an e-mail service center where our customers can contact and receive responses from our customer service representatives by e-mail.

We also offer service level agreements on most of our services to our customers. Such agreements set the expectations on service level between us and our customers and drive our internal process to meet or exceed the customer’s expectations.

Our Network and Technologies

Inadequate interconnectivity within China’s public Internet infrastructure between different regions of China, among competing telecommunications networks and across different areas within the same operator network is a significant problem in China. There are several telecommunications carriers that operate Internet backbone in China, including China Telecom, the predominant carrier in Southern China, and China Netcom, the predominant carrier in Northern China. Each of these companies runs its own independent network, which is constrained by respective networks’ coverage. Different networks must connect to one another in order to allow the users to communicate. Due to inadequate cooperation among telecommunications carriers, interconnectivity bottlenecks remain major problem in China, contributing to a slow transmission speed across services and applications.

As a carrier-neutral service provider, we have developed an extensive network and a series of innovative technologies to effectively address network complexity issues with respect to content and applications delivery. Through our highly scalable and intelligent network platform, with a dedicated private transmission backbone, widely distributed edge servers and advanced operating support system, we increase the level of interconnectivity and ensure the quality and reliability of our services.

Our network has the following key elements:

Architecture

Our network architecture consists of three layers: the data center layer, the edge server layer and the peer-assistance layer. The following diagram illustrates our network architecture:

The first layer of our network architecture is the data center layer, which is composed of super nodes, clusters of specially-configured servers and storage systems, interconnected with public networks and supported by our private transmission backbone. This layer ensures the delivery quality from origin servers to the super nodes residing at strategic locations throughout China and effectively addresses the issue of inadequate interconnectivity across different telecommunications carriers in China.

The second layer of our network architecture is the edge server layer, which is composed of clusters of edge nodes connected to different telecommunications carriers and ISPs. Each edge node consists of edge servers programmed to answer domain name inquiries, replicate and refresh content, receive and forward uploads from end-users, record usage information for billing purposes and provide network performance data. The edge server layer allows end-users to connect to the appropriate ChinaCache edge servers to optimize the performance of the delivery process.

The last layer of our network architecture is the peer-assistance layer, which is composed of multiple public Internet access networks belonging to different service providers. We do not own or operate any of these Internet access networks. Instead, we deploy our peer-assistance technology over this layer by installing our proprietary software on the operating systems of end-users. As a result, we are able to facilitate data sharing among network end-users, which significantly improves the user experience and enhances the scalability of our services.

Widely Deployed Servers and Dedicated Backbone

As of December 31, 2010, we deployed over 9,000 servers and over 260 service nodes throughout China.

In addition, we lease, through long-term contracts, dedicated optical fibers to serve as our private transmission backbone. Our private transmission backbone to connect directly to a significant portion of our nodes, designated as super nodes, each of which is interconnected with networks owned by different telecommunications carriers or ISPs. The private transmission backbone enhances the quality and scalability of our Internet services and applications delivery.

The following map illustrates our network of servers in China as of December 31, 2010:

As a carrier-neutral service provider, our networks in China are interconnected with: (i) networks operated by all three telecommunications carriers in China, namely China Telecom, China Unicom and China Mobile; (ii) non-carrier networks operated by China Education and Research Network and China Science and Technology Network; and (iii) networks operated by major local ISPs, including Beijing Gehua CATV Networks and Shanghai Oriental Network.

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2007, 2008, 2009 and 2010, 98%, 99%, 99% and 99%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of Internet gateways, bandwidth usage and the number of server clusters.

We have deployed service nodes in 13 cities in Western Europe, North America, Middle East and other parts of Asia to allow our customers in China to distribute Internet services and applications to end-users in those regions and vice versa. We have also obtained access to networks operated by international ISPs through contractual arrangements to further extend our services to other countries.

Technologies

Our key technologies include the following:

Request routing technology.  Our request routing technology routes client requests to an appropriate server for the delivery of content. Utilizing our proprietary Scalable Service Routing technology, we are able to use a set of metrics, such as network proximity, client perceived latency, distance and replica server load, to direct users to the most suitable servers that can best serve the request.

Content distribution and management technology.  Our content distribution and management technology includes content storage, content outsourcing, content delivery, and content management technologies. We have developed and deployed various software tools on our platform, such as Flexible Cache (FC), Purging, Configurations, and Log Configurations, to deliver caching, streaming and dynamic services.

System management technology.  Our system management technology includes our Operational Support Systems, or OSS, and Business Support Systems, or BSS. OSS primarily deals with supporting processes such as maintaining inventory, providing services, configuring components, security, monitoring service quality and managing faults. BSS typically deals with customer supporting processes, such as taking orders, processing bills and collecting payments.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. Therefore, we intend to continue to devote a significant amount of time and resources to carrying out our market- oriented research and development efforts.

Our internal research and development team consisted of 90 engineers as of December 31, 2010, representing approximately 26% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services.

We instituted our ChinaCache Engineering Process to increase productivity and ensure a well-managed product lifecycle. Our ChinaCache Engineering Process is comprised of policies and procedures that facilitate the exchange of information, the collaboration of research and development activities and joint development of new services and solutions among our different divisions. With the implementation of these policies and procedures, we increase the marketability of new services and solutions, and lower the costs of developing new technologies by reducing duplicated research efforts.

In addition to our own research and development efforts, we cooperate with leading universities and research institutes in China to develop technologies that enhance our solutions, services and network operation. For instance, we have established a joint laboratory with Tsinghua University to undertake leading edge research in the content and application delivery field. Under our framework agreement with Tsinghua University, we provide financial and other support to the university to co-develop technologies related to content and application delivery services. Any resulting intellectual property is jointly owned by Tsinghua University and us, but we have the exclusive right to commercially exploit such intellectual property.

Intellectual Property

As of the date of this annual report, we have 9 patents issued by, and 24 PRC patent applications pending with the State Intellectual Property Offices of China, all relating to different aspects of content and application delivery service technologies. In addition, we have 14 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have two trademark registrations issued by the Trademark Bureau of the State Administration for Industry and Commerce covering our company name and logo.

We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our intellectual property rights. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including physical and electronic security, contractual protections, and intellectual property law. We have implemented a strict security and information technology management system, including the prohibition of copying and transferring of codes. We educate our staff on the need to, and require them to, comply with such security procedures. We also promote protection through contractual prohibitions, such as requiring our employees to enter into confidentiality and non-compete agreements.

Sales and Marketing

Our sales and marketing team is primarily based in three regions in China, namely, Beijing, Shanghai and Guangdong. We sell our services and solutions through our direct sales force. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. We actively market our portfolio of services and solutions through our sales personnel. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaborations among our sales team, product development team and research and development team to develop additional services and solutions that meet the customers’ needs.

We also focus our marketing efforts on sponsoring seminars, conferences and special events to raise our profile with potential customers. Additionally, we collaborate with equipment vendors, software developers, Internet solution providers and other companies to market our services. We have a special marketing team responsible for generating demand for our services and solutions and work with our other teams to secure new customers.

In August 2009, we granted DVS Networks Korea, Inc., a communication service provider in Korea, the right to use our logo and trademarks to establish a company and an exclusive right to market, resell and support our content and application delivery services and solutions in Korea.

We established our U.S. subsidiary, ChinaCache North America, in August 2007 primarily to support our marketing efforts in North America.

Competition

In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology and 21 Vianet. We believe that the principal competitive factors affecting the content and application delivery services market include:

•      performance, as measured by response time and end-user experience;

•      quality and reliability of services;

•      network coverage and scale;

•      price;

•      industry knowledge;

•      scope and range of service offering; and

•      scalability and flexibility of platforms.

We believe that we compete favorably with our domestic competitors on the basis of these factors.

We believe that there are no foreign competitors with a significant presence in the content and application delivery services market in China partly due to the regulatory barriers in China’s telecommunications sector. As China represents a potentially lucrative market for foreign competitors, some foreign providers may seek to enter the China market. We believe we have accumulated a deep understanding of the requirements of China’s content and application delivery services market through our extensive operational experience and have developed a comprehensive suite of services and solutions tailored to the unique characteristics of the Internet market in China.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

As the content and application delivery industry is at an early stage of development in China, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the content and application delivery services industry. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

Regulations on Value-Added Telecommunications Business and Content and Application Delivery Business

Our content and application delivery business is regarded as telecommunications services, which are primarily regulated by the MIIT, the Ministry of Commerce, and the State Administration for Industry and Commerce. Pursuant to the applicable PRC laws and regulations, telecommunications businesses are defined as the activities of delivering, transmitting or receiving voice, text, data, graphics and other form of information via wired or wireless electromagnetic systems or optoelectronic systems. Telecommunications businesses are divided into two categories under the Telecommunications Regulations, namely (i) the “basic telecommunications business,” which refers to the business of providing public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to the telecommunications and information services provided through the public network infrastructure.

In the Telecommunications Services Classification Catalogue, the Internet data service business is listed under the first category of the value-added telecommunications business. However, the Telecommunications Services Classification Catalogue does not specify which category the content and application delivery business shall fall into. Further, as of the date of this annual report, there is no law or regulation in China specifically governing the content and application delivery business. Pursuant to the Value-Added Telecommunications Business Operating License, or the VAT license, issued to Beijing Blue I.T. by the MIIT in November 2009, Beijing Blue I.T. is permitted to carry out content and application delivery business and Internet data center business under the first category of “value-added telecommunications business.” Based on this VAT license and our consultation with certain officials of the MIIT, we believe that in practice, our content and application delivery business falls under the category of value-added telecommunications business. Specifically, our content and application delivery business shall be covered by Beijing Blue I.T.’s VAT license.

Pursuant to the Telecommunications Regulations, value-added telecommunications services covering two or more provinces, autonomous regions, and/or municipalities directly under the central government shall be approved by the MIIT, and the providers of such cross-regional value-added telecommunications services are required to obtain the Cross-Regional Value-Added Telecommunications Business Operating Licenses, or the Cross-Regional VAT licenses. Value-added telecommunications services covering certain area within one province, autonomous region, and/or municipality directly under the central government shall be approved by the local telecommunications administration authority of in such region and the providers of such value-added telecommunications services are required to obtain the VAT licenses. Pursuant to the Administrative Measures for Telecommunications Business Operating Licenses, Cross-Regional VAT licenses shall be approved and issued by the MIIT with five-year terms.

Currently, Beijing Blue I.T. holds a Cross-Regional VAT license, issued by the MIIT with an effective term until October 8, 2012 under the first category of the “value-added telecommunications business.” As specified in this Cross-Regional VAT license, Beijing Blue I.T. is permitted to carry out the content and application delivery services and Internet Data center services, across 80 cities in China. Shanghai JNet holds an ISP License with an effective term until July 15, 2012 and Beijing Jingtian holds an ICP License with an effective term until June 9, 2014.

Regulations on Internet Information Services

Beijing Blue I.T. operates a website, www.chinacache.com, to provide information related to its business. Internet information services in China are primarily regulated by the MIIT. Pursuant to the applicable regulations, to engage in commercial Internet information services, the service providers shall obtain a VAT license for Internet information services, or an “ICP License.” Beijing Blue I.T. obtained its ICP License issued by Beijing Telecommunications Administration Department, effective until December 18, 2012, which permits Beijing Blue I.T. to carry out commercial Internet information services. Beijing Jingtian also has an ICP License issued by Beijing Telecommunications Administration Department, effective until June 9, 2014.

The PRC government regulates and restricts Internet content in China to protect state security and ensure the legality of the Internet content. The National People’s Congress has enacted legislation that may subject to criminal punishment in China any person who: (1) gains improper entry into a computer or system of strategic importance; (2) disseminates politically disruptive information; (3) leaks state secrets; (4) spreads false commercial information; or (5) infringes intellectual property rights. The Ministry of Public Security has also promulgated measures that prohibit use of the Internet in ways that, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business, among others, requires a foreign investor to set up a foreign-invested enterprise and obtain an operating permit in order to carry out any value-added telecommunications business in China. Under this circular, a domestic value-added telecommunications service operator that holds a VAT license is prohibited from leasing, transferring or selling such license to foreign investors, and from providing any assistance in the form of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business of domestic operators must be owned by such domestic operators or their shareholders. The circular further requires each VAT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its VAT license. In addition, all value-added telecommunications service operators are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretations from the regulator, it remains unclear what impact this circular would have on us.

We conduct our businesses in China primarily through three sets of contractual arrangements. ChinaCache Beijing has contractual arrangements with Beijing Blue I.T., Beijing Jingtian and Shanghai JNet, and their respective shareholders. Beijing Blue I.T. holds a Cross-Regional VAT license and currently owns all necessary trademarks and domain names in connection with our business covered by its VAT license. In the opinion of Han Kun Law Offices, our PRC legal counsel, each of the contracts under the contractual arrangements among our PRC subsidiary, PRC affiliated entities and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

In addition, the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business provides that domestic telecommunications companies that intend to be listed overseas must obtain the approval from the MIIT for such overseas listing. Up to the date of this annual report, the MIIT has not issued any definitive rule concerning whether offerings like ours would be deemed an indirect overseas listing of our PRC affiliates that engage in telecommunications business. Based on our oral consultation with certain officials of the MIIT, in practice, our offerings should not be deemed an overseas listing of a domestic company. If the MIIT subsequently requires that we obtain its approval, it may have a material adverse effect on the trading price of our ADSs.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued by the State Administration of Foreign Exchange and effective on November 1, 2005, regulates the foreign exchange matters in relation to the use of a “special purpose vehicle” by PRC residents to seek offshore equity financing and conduct “round trip investment” in China. Under Circular 75, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or PRC entities for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents or PRC entities in onshore companies, while “round trip investment” refers to the direct investment in China by the PRC residents through the “special purpose vehicles,” including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling a “special purpose vehicle,” PRC residents and PRC entities are required to complete foreign exchange registration with the local offices of the State Administration of Foreign Exchange for their overseas investments.

Circular 75 applies retroactively. PRC residents who have established or acquired control of the “special purpose vehicles” which have completed “round-trip investment” before the implementation of Circular 75 shall register their ownership interests or control in such “special purpose vehicles” with the local offices of the State Administration of Foreign Exchange before March 31, 2006. An amendment to the registration is required if there is a material change in the “special purpose vehicle,” such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Our beneficial owners that are PRC residents have completed foreign exchange registration with the Beijing Office of the State Administration of Foreign Exchange with respect to their holding of ordinary shares in ChinaCache Holdings. Our founders, Song Wang and Jean Xiaohong Kou, recently established a trust to hold their shares in their offshore personal holding companies, which own our ordinary shares. As a result of our initial public offering, our founders need to amend their registrations under Circular 75 and are in the process of filing such amendments. We cannot assure you that our current and future beneficial owners who are PRC residents will comply with Circular 75; nor can we ensure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.”

Regulations on Employee Stock Options Granted by Listed Companies

The Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies, or Circular 78, regulate the foreign exchange matters associated with the employee stock option plans granted to PRC individuals by companies whose shares are listed on overseas stock exchanges. Domestic individuals who are granted shares or share options by companies listed on overseas stock exchanges based on the employee share option or share incentive plan are required to register with the State Administration of Foreign Exchange or its local counterparts. Pursuant to Circular 78, PRC individuals participating in the employee stock option plans of the overseas listed companies shall entrust their employers, including the overseas listed companies and the subsidiaries or branch offices of such offshore listed companies in China, or engage domestic agents to handle various foreign exchange matters associated with their employee stock options plans. The domestic agents or the employers shall, on behalf of the domestic individuals who have the right to exercise the employee stock options, apply annually to the State Administration of Foreign Exchange or its local offices for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of the employee stock options. The foreign exchange proceeds received by the domestic individuals from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents.

On October 16, 2008, May 22, 2009 and May 28, 2010, our board of directors adopted our 2007, 2008 and 2010 Stock Incentive Plans, respectively, pursuant to which, we issue employee stock options our qualified employees and directors on a regular basis. In the application documents filed with the Beijing office of the State Administration of Foreign Exchange in connection with the registration of Mr. Song Wang’s and Ms. Jean Xiaohong Kou’s overseas investment in ChinaCache Holdings, it was indicated that approximately 7% of the share capital of ChinaCache Holdings are reserved for the employee stock options and service incentive shares. As of the date of this annual report, we have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing office of the State Administration of Foreign Exchange. After our initial public offering, we have advised our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with Circular 78. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the State Administration of Foreign Exchange in full compliance with Circular 78. The failure of our PRC individual beneficiary owners and the stock options holders to complete their registration pursuant to Circular 78 and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary, ChinaCache Beijing, limit ChinaCache Beijing’s ability to distribute dividends to us or otherwise materially adversely affect our business.

Further, a notice concerning the individual income tax on earnings from employee stock options, jointly issued by the Ministry of Finance and the State Administration of Taxation, provides that domestic companies that implement employee share option programs shall (1) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; and (2) file share option exercise notices and other relevant documents to the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies.

M&A Regulations and Overseas Listings

The M&A Rules, effective on September 8, 2006 and as amended subsequently, include provisions that purport to require an offshore “special purpose vehicle” to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Under the M&A Rules, “special purpose vehicle” is defined as an offshore company directly or indirectly controlled by PRC domestic companies or individuals for the purposes of listing the equity interest in PRC companies on overseas stock exchanges. On September 21, 2006, the CSRC published on its official website the procedures regarding its approval of overseas listings by special purpose vehicles. The approval procedures require the filing of a number of documents and would take several months. However, it remains unclear whether the M&A Rules and the requirement of the CSRC approval apply. Up to the date of this annual report, the CSRC has not issued any rules or written interpretation clarifying whether offerings like our initial public offering are subject to this new procedure.

Our PRC legal counsel, Han Kun Law Offices, has advised us that the M&A Rules do not require an application to be submitted to the CSRC for its approval of the listing and trading of the ordinary shares on the Nasdaq Global Market, given that we have completed our restructuring in all material respects prior to the effective date of the M&A Rules, and that ChinaCache Beijing was established in 2005 through new incorporation rather than acquisition of any equity or assets of a “PRC domestic company” as defined under the M&A Rules and no explicit provision in the M&A Rules classifies the contractual arrangements as a type of transaction falling under the M&A Rules.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the State Administration for Foreign Exchange or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments by repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the State Administration for Foreign Exchange, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the State Administration for Foreign Exchange, unless otherwise provided.

In addition, another notice issued by the State Administration for Foreign Exchange, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The State Administration for Foreign Exchange further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the State Administration for Foreign Exchange, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. These reserves are not distributable as cash dividends.

C.            Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D.            Property, Plants and Equipment

Our headquarters are located at 6/F, Block A, Galaxy Plaza, No. 10 Jiuixianqiao Road Middle, Chaoyang District, Beijing, PRC, where we lease approximately 3,070 square meters of office space. As of December 31, 2010, our offices outside of Beijing occupied an aggregate of 437 square meters of leased space in China and an aggregate of 4,509 square feet of leased space in the U.S.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

A.            Operating Results

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had 204, 281 and 504 active customers as of December 31, 2008, 2009 and 2010, respectively. With the growth of our customer base and the diversification of our customers, our customer concentration level has decreased over the years. Revenues from our top five customers accounted for 38.2% and 34.8% of our total net revenues in 2008 and 2009, respectively, while such percentage decreased to 33.5% in 2010. We anticipate that our customer base will continue to grow and diversify.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our overall customer mix improved in 2010 as compared to prior years, as the number of customers that purchase services with higher average selling price, which we refer to as high-value customers, increased. In 2009, customers from the Internet and software industry contributed a significant portion of our revenues, but such customers generally generated lower average selling price. In 2010, we significantly increased our sales to high-value mobile Internet, enterprise customers and e-commerce customers. The improved overall customer mix contributed to our better gross profit margins in 2010 compared with 2009. We intend to attract and retain more high-value customers to increase our revenues and gross margins.

Average selling price

We operate in a competitive market and we face pricing pressure for our services. We typically charge customers on a per-gigabit per-second basis for the bandwidth usage or per-gigabyte basis for traffic volume used. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. In recent years, the average selling prices for our services have declined. The price erosion was partially due to price discounts granted at the outset of the arrangement to customers with large contractual service commitments. Furthermore, increased competition has also caused price declines. We expect that the average selling prices for our services will continue to be under pricing pressure. Therefore, we must reduce our cost of revenues to offset the average selling price decline and to maintain and increase our gross profit.

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues improved from 93.8% in 2008 to 69.3% in 2010. Such improvement was the cumulative result of the improved efficiency of our network and operation, decrease of our average procurement costs for both bandwidth and equipment and cost reduction measures. We plan to devote significant resources to enhancing the efficiency of our operations and in particular to increasing the scalability of our bandwidth usage. However, if we fail to continue to effectively reduce our cost of revenues, our profitability and competitiveness will be adversely affected.

A significant component of our cost of revenues is the depreciation of our network equipment, which is related to our capital expenditures. In 2008, we had capital expenditures of RMB74.7 million, as compared to RMB2.0 million in 2009, and RMB77.3 million (US$11.7 million) in 2010. Significant capital expenditures of RMB152.1 million in 2007 contributed to the significant depreciation expenses we had in 2008, 2009 and 2010. In 2011, as we further expand and improve our network and operation, we expect our capital expenditures to be approximately RMB100.0 million (US$15.1 million). We make our investment decisions based upon evaluation of a number of factors, such as the amount of bandwidth and storage that our customers may demand, the cost of the physical network equipment required to meet such requirements and the forecasted capacity utilization of our network. If we over-estimate or under-estimate future demand for our services, our results of operations may suffer.

Components of Results of Operations

Revenues

In 2008, 2009 and 2010, we generated net revenues of RMB291.4 million, RMB272.4 million, and RMB403.4 million (US$61.1 million) respectively.

Substantially all of our revenues were derived from the sale of our content and application delivery services to our customers. We typically charge customers on a per-gigabit per-second basis for the bandwidth usage or per-gigabyte basis for traffic volume used. Our customer service agreements generally commit the customers to a minimum level of usage and specify the rate that the customers must pay for actual usage above the minimum usage commitment. These agreements typically provide for a one-year term with a one-year renewal option.

The number of our active customers has steadily grown in the past three years, from 204 as of December 31, 2008, to 281 as of December 31, 2009 and to 504 as of December 31, 2010. We categorize our customers into five industry groups: Internet and software, mobile Internet, media and entertainment, enterprises and e-commerce. In 2008, customers from the Internet and software industry contributed a significant portion of our revenues. We experienced strong growth in sales to customers in the mobile Internet, Internet and software, enterprises and e-commerce industry groups in 2009 and 2010 and we expect this trend to continue through the second half of 2011.

During any given period, a relatively small number of customers typically accounts for a significant percentage of our total net revenues. In 2008, our largest customer, Weixu Network (Shanghai) Limited, contributed approximately 16.0% of our total net revenue. In 2009, our largest customer, Tencent, contributed approximately 14.8% of our total net revenue. For fiscal year ended December 31, 2010, China Mobile became our largest customer and contributed approximately 15.1% of our total net revenues during the period.

We are subject to PRC businesses taxes and related surcharges at rates between 3.27% to 5.5% on our revenues related to certain types of services that we provide. Our revenues are presented net of such business taxes in the same period in which the related revenues are recognized.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	291,404	100.0%	272,370	100.0%	403,395	61,120	100.0%
Cost of revenues(1)
Bandwidth, co-location and storage fees	166,765	57.2%	116,024	42.6%	185,755	28,145	46.0%
Depreciation of network equipment and amortization of acquired intangible assets	80,387	27.6%	67,097	24.6%	57,834	8,763	14.3%
Payroll and other compensation costs of network operations personnel	17,548	6.0%	14,007	5.1%	25,764	3,903	6.4%
Other cost of revenues	8,562	2.9%	9,053	3.3%	10,396	1,575	2.6%
Total cost of revenues	273,262	93.7%	206,181	75.6%	279,749	42,386	69.3%
Operating expenses(1)
Sales and marketing expenses	28,481	9.8%	36,775	13.5%	73,125	11,080	18.1%
General and administrative expenses	36,491	12.5%	25,469	9.4%	45,311	6,865	11.2%
Research and development expenses	16,807	5.8%	16,639	6.1%	28,692	4,347	7.1%
Post-acquisition settlement consideration	—	—	—	—	37,858	5,736	9.4%
Total operating expenses	81,779	28.1%	78,883	29.0%	184,986	28,028	45.8%

(1)           Includes share-based compensation expenses as follows:

	For the Year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expenses:
Cost of revenues	1,499	25.0%	2,489	17.3%	11,353	1,720	15.7%
Sales and marketing expenses	3,223	53.8%	5,352	37.2%	27,122	4,110	37.6%
General and administrative expenses	(156)	(2.6)%	4,185	29.1%	21,703	3,288	30.1%
Research and development expenses	1,424	23.8%	2,365	16.4%	11,984	1,816	16.6%
Total share-based compensation expenses included in cost of revenues and operating expenses	5,990	100.0%	14,391	100.0%	72,162	10,934	100.0%

Cost of Revenues

Our cost of revenues primarily consists principally of the following:

•      bandwidth, co-location and storage fees;

•      depreciation of network equipment and amortization of acquired intangible assets;

•      payroll and other compensation costs of network operations personnel; and

•      other cost and expenses that are directly attributable to the provisions of our content and application delivery services.

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2008, 2009 and 2010, 99%, 99% and 99%, respectively, of our bandwidth, co-location and data storage were purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of Internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consists of depreciation of our network servers and depreciation of the optical fiber cables that serve as our private transmission backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an unrelated third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million (US$1.9 million) in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration of the lease. Amortization of acquired intangible assets in 2008 and 2009 were related to our acquisition of JNet Group. Depreciation of network equipment and amortization of acquired intangible assets increased significantly from RMB40.2 million in 2007 to RMB80.4 million in 2008, and then decreased to RMB67.1 million in 2009 and RMB57.8 million (US$8.8 million) in 2010. Our depreciation expense in each period closely correlated to the amount of equipment we purchased. In 2007, we had capital expenditures of RMB152.1 million, as compared to RMB74.7 million in 2008, RMB2.0 million in 2009 and RMB77.3 million in 2010. Significant capital expenditures in 2007 contributed to the significant depreciation and amortization costs we had in 2008 and 2009. The decrease in equipment purchased in 2009 contributed to the decreased depreciation of network equipment and amortization of acquired intangible assets expenses in 2009 as compared to 2008. In 2010, our capital expenditures were RMB77.3 million (US$11.7 million). In 2011, as we further expand and improve our network, we expect our capital expenditures to be approximately RMB100.0 million (US$15.1 million), which may result in higher depreciation expenses in 2011.

Our cost of revenues increased from RMB170.9 million in 2007 to RMB273.3 million in 2008, decreased to RMB206.2 million in 2009 and increased to RMB279.7 million (US$42.4 million) in 2010. Our cost of revenues as a percentage of our total net revenues decreased from 106.0% in 2007 to 93.7% in 2008, 75.6% in 2009 and then to 69.3% in 2010. Such decrease in terms of percentage was primarily due to the increased efficiency of our networks and operations and the cost reduction measures we took during 2009 and 2010. Overall, we expect that our cost of revenues will increase as we expand our operations; however, such increase is likely to be partially offset by lower fixed costs per unit as we reduce the per unit costs for bandwidth, co-location and storage fees and enhance the efficiency of our operations.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, research and development expenses and post-acquisition settlement consideration.

Sales and Marketing Expenses.  Our sales and marketing expenses primarily consist of the following:

•      salary and benefit expenses for our sales and marketing staff, including share-based compensation expenses;

•      promotion and marketing expenses, including costs for sponsoring special promotional and marketing events and organizing and participating in industry conferences and related expenses for business development activities; and

•      travel-related expenses to support sales and marketing functions.

Our sales and marketing expenses as a percentage of our total net revenues increased from 8.3% for the year ended December 31, 2007, to 9.8% for the year ended December 31, 2008, 13.5% for the year ended December 31, 2009 and to 18.1% for the year ended ended December 31, 2010, primarily due to the increase of salary and related benefit expenses as a result of the increase of fair value of share-based compensation awards granted. Going forward, we expect our sales and marketing expenses to continue to increase as we expand our business.

General and Administrative Expenses.  Our general and administrative expenses primarily consist of the following:

•      salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•      depreciation of facilities and office equipment; and

•      professional service expenses.

Our general and administrative expenses decreased from RMB36.5 million for the year ended December 31, 2008, to RMB25.5 million for the year ended December 31, 2009, and to RMB45.3 million for the year ended December 31, 2010. As a percentage of our total net revenues, our general and administrative expenses decreased from 12.5% for the year ended December 31, 2008 to 11.2% for the year ended December 31, 2010, as our revenues grew at a faster pace than our general and administrative expenses during these periods. We expect that our general and administrative expenses in absolute amount will increase from the 2010 level as we incur additional costs in connection with the growth of our business and our becoming a public company, including additional costs in connection with improvements to our internal control.

Research and Development Expenses.  Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses increased by 72.4% from the 2009 level to RMB28.7 million (US$4.3 million) in 2010, primarily as a result of recruitment of additional research and development staff. We anticipate that our research and development expenses will continue to increase as we devote more resources to developing and improving technologies to enhance our service offerings and improve operating efficiencies.

Acquisitions

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our businesses. In January 2008, we completed the acquisition of JNet Holdings and obtained control over Shanghai JNet through contractual arrangements. Shanghai JNet is a PRC company principally engaged in the provision of telecommunications value-added services in China and was an affiliate entity of JNet Holdings prior to the acquisition. We refer to JNet Holdings and Shanghai JNet collectively as JNet Group. As consideration for the purchase, we paid JNet Holdings’ shareholders a purchase consideration in installments consisting of 5,566,955 of our ordinary shares and US$6,823,334 in cash as of December 31, 2009. For subsequent events and current outstanding balance, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel.”

Shanghai JNet contributed 4.6% and 2.0% of our total net revenues in 2009 and 2010, respectively. Beijing Jingtian’s contribution to our total net revenues in 2009 and 2010 was immaterial. We recorded an impairment charge of RMB6.9 million and nil in Shanghai JNet in 2009 and 2010, respectively, as a result of the impairment assessment tests on our recorded goodwill and acquired intangible assets. In addition, we incurred additional expenses in the amount of RMB37.9 million (US$5.7 million) during 2010 associated with the supplementary agreement we entered into with the sellers of JNet Holdings. Furthermore, as part of the supplementary agreement, we issued 1,030,215 ordinary shares to the sellers of JNet Holdings in October 2010, based on an initial public offering price of US$13.90 per ADS, resulting in an additional charge in the amount of US$0.9 million which was recorded concurrently with our initial public offering. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may need to record additional impairment charges to earnings, incur additional post-acquisition settlement consideration or issue additional shares to the sellers in connection with our JNet Holdings acquisition, which may have a material and adverse effect on our results of operations.”

Internal Control Over Financial Reporting

Prior to our initial public offering we were a private company with limited accounting personnel and other resources for addressing our internal controls over financial reporting. In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one “material weakness” and certain other deficiencies in our internal controls over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of adequate resources with the requisite U.S. GAAP and SEC financial accounting and reporting expertise to support the accurate and timely assembly and presentation of our consolidated financial statements and related disclosures.

Following the identification of the material weakness and other control deficiencies, we have taken the following remedial measures to improve our internal control over financial reporting: (i) hiring additional accounting personnel with experience in U.S. GAAP and SEC reporting requirements; (ii) establishing an audit committee to assist our board of directors with its oversight responsibilities regarding the integrity of our financial statements; (iii) providing additional accounting and financial reporting training for our new and existing personnel; (iv) preparing a comprehensive set of written accounting policies and procedures manual to guide our financial personnel in addressing significant accounting issues and preparing our financial statements so that they are in compliance with U.S. GAAP and SEC requirements; (v) adopting formal policies to accommodate our planned accelerated financial reporting close-process that accelerates the timely reconciliations of the amounts recorded by us against the amounts recorded by our customers and suppliers; (vi) implementing formal approval and authorization policies and procedures for user account management to regulate user account creation, modification and deletion; (vii) formalizing our transfer pricing policy and maintain sufficient documentation with supportable basis, rationale and assumptions to substantiate our policy; and (viii) implementing a periodic review process to safeguard our property and equipment.

We have taken additional measures to improve our internal controls over financial reporting in 2011, including (i) hiring a director of internal audit with requisite experience in Section 404 of the Sarbanes-Oxley Act and U.S. GAAP; (ii) pursuing plans to build up an internal audit function; and (iii) continuing to develop and improve our internal policies relating to internal controls over financial reporting.

However, we cannot assure you that we will be able to remediate our material weakness and other control deficiencies in a timely manner. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal controls over financial reporting. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—If we fail to establish or maintain an effective system of internal controls over our financing reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.”

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make significant judgments, estimates and assumptions that effect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. The following descriptions of our critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under “Item 3.D. Key Information—Risk Factors” and other disclosures included in this annual report.

Revenue Recognition

We provide a portfolio of content and application delivery services, including web page content services, file transfer services, rich media streaming services, guaranteed application delivery, managed Internet data services and value-added services to its customers to improve the performance, reliability and scalability of their online services and applications. Consistent with the criteria of Staff Accounting Bulletin No. 104, “Revenue Recognition,” we recognize revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

Our services are provided under the terms of a one-year master service agreement, which is typically accompanied with a one-year term renewal option with the same terms and conditions. Customers choose at the outset of the arrangement to either use our services through a monthly fixed bandwidth or traffic volume usage and fee arrangement or choose a plan based on actual bandwidth or traffic volume used during the period at fixed pre-set rates. We recognize and bill for revenue for excess usage, if any, in the month of its occurrence to the extent a customer’s usage of the services exceeds their pre-set monthly fixed bandwidth usage and fee arrangements. The rates as specified in the master service agreements are fixed for the duration of the contract term and are not subject to adjustment.

We may charge our customers an initial set-up fee prior to the commencement of their services. To date, these amounts have been insignificant; however, we record these initial set-up fees as deferred revenue and recognizes them as revenue ratably over the estimated life of the customer arrangement. Generally, all our customers’ arrangements will require certain amount of initial set-up along with the selected service subscription and very few of the customers’ arrangements have contracted to provide more than one type of monthly service.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term bank borrowings, balances with related parties and other payables, long-term bank borrowings, share-based compensation liability, convertible notes, preferred shares and warrants. The carrying values of these financial instruments, other than long-term bank borrowings, share-based compensation liability, convertible notes, redeemable convertible preferred shares, and warrants, approximate their fair values due to their short-term maturities.

Long-term bank borrowings bear a stated interest rate, which approximates the market rate. Accordingly, the carrying value of long-term bank borrowings approximates its fair value. The share-based compensation liability is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. Subsequent to our initial public offering, the share-based liability was reclassified to additional paid-in capital and no longer required for remeasurement. The convertible notes were initially recognized at the face value and subsequently accreted to the redemption value using the effective interest method. The redeemable convertible preferred shares are initially recognized based on residual proceeds after allocation to the detachable warrants at fair value, if applicable, and were subsequently accreted to their respective redemption values using the effective interest rate method. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is allocated from the carrying value of the convertible notes or redeemable convertible preferred shares as a contribution to additional paid-in capital. The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the stated redemption date (for convertible notes) or earliest conversion date (for preferred shares). The convertible notes and preferred shares are then accreted to their respective redemption values using the effective interest method. We, with the assistance of an independent third party valuation firm, determined the estimated fair value of the convertible notes, preferred shares, warrants, and share-based compensation awards recorded in the consolidated financial statements.

Business Combinations

In 2009, we adopted ASC 805, Business Combinations, which revised the accounting guidance that we were required to apply for our acquisitions in prior fiscal years, FASB Statement No. 141, Business Combinations. We acquired JNet Group in January 2008 and may make further acquisitions in the future. We accounted for the JNet Group acquisition in accordance with FASB Statement No. 141 whereas future acquisitions will be accounted for pursuant to ASC 805. The underlying principles of ASC 805 and FASB Statement No. 141 are similar and both require us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating us to pay additional purchase consideration, upon the acquired business’s achievement of certain operating performance based milestones. Historically, we were required to recognize contingent consideration as an additional element of the cost of the acquired business when the contingency was resolved beyond a reasonable doubt. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or equity instrument, with liability instruments being required to be remeasured at each reporting period through the results of our operations.

In connection with the JNet Group acquisition, we determine the estimated fair values of identifiable intangible and tangible assets as well as assumed liabilities with assistance from a third-party valuation firm. We make estimates of the fair value of assets acquired and liabilities assumed using reasonable assumptions based on historical experience and information obtained from the management of the acquired company. For example, critical estimates in valuing certain of JNet Group’s intangible assets included but were not limited to the following items: estimates of future expected cash flows from the acquired business, determination of an appropriate discount rate, assumptions regarding the period of time that the acquired supplier contracts and customer relationship arrangements would continue and measurement of pre-acquisition contingencies and contingent consideration arrangements. Unanticipated events may occur which may affect the accuracy or validity of such assumptions or estimates, as evidenced by the impairment charges we recorded with respect to goodwill and intangible assets resulting from the JNet acquisition.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets or business acquired, taking into account the liabilities assumed. Our goodwill at December 31, 2009 and 2010 was related to our acquisition of JNet Group. In accordance with ASC topic 350, “Goodwill and Other Intangible Assets” (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as impairment loss.

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We have determined that we have four reporting units, JNet Group, Beijing Blue I.T. (which includes Beijing Jingtian), ChinaCache Beijing and ChinaCache North America. Goodwill resides or is allocable to only one of our reporting units, which is JNet Group. As of December 31, 2009 and 2010, we performed impairment tests on goodwill in a two-step process. We determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on five-year projections. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. Cash flow after the fifth year were estimated using a terminal value calculation, which considered terminal value growth rate at 3%, considering long-term revenue growth rates for entities in the relevant industries in the PRC. The discount rates of approximately 25% and 23% as of December 31, 2009 and 2010, respectively, were derived and used in the valuations which reflect the market assessment of the risks specific to JNet Group’s industry and is based on the weighted average cost of capital for that particular reporting unit. We base our fair value estimates as assumptions we believe to be reasonable but that are unpredictable and inherently uncertain and as such, actual future results may differ from these estimates.

During fiscal 2008 and 2009, we assessed the existence of certain indicators of impairment and their respective timings impacting JNet Group’s revenue and cash flow forecasts which were primarily attributed to the resulting and continuing effects of the economic downturn coupled with declines in customer demand, intense pricing pressure and increasing competition. During the year ended December 31, 2009, there were also indicators of impairment such as the loss of key customers of JNet Group that resulted in the carrying value of the reporting unit exceeding its implied fair value. In the years ended December 31, 2008, 2009 and 2010, we recognized an impairment of goodwill derived from the acquisition of JNet Group of RMB53.2 million, RMB3.0 million, and nil, respectively.

Impairment of Long-lived Assets and Acquired Intangibles

We evaluate its long-lived assets or asset group, including acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate potential impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

During the years ended December 31, 2008 and 2009, we assessed certain indicators of impairment impacting JNet Group’s revenue and cash flow forecasts which were primarily attributed to the resulting and continuing effects of the economic downturn coupled with declines in customer demand, intense pricing pressure and increasing competition. During the years ended December 31, 2008 and 2009, there were also indicators of impairment such as the loss of key customers of JNet Group that resulted in our reassessing the recoverability of our intangible assets. We tested these intangible assets for impairment using valuation methodologies that were consistent with those used to value the intangible assets at the date of acquisition. Accordingly, we recorded impairment charges associated with our long-lived assets and acquired intangibles as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Impairment of acquired intangible assets	—	21,991	3,874	—	—
Impairment of property and equipment	9,912	2,872	—	—	—

Post-Acquisition Settlement Consideration

We entered into a supplementary agreement with JNet Holdings’ selling shareholders on January 28, 2010. Pursuant to the supplementary agreement, ChinaCache Holdings will supplementally pay out quarterly all of Shanghai JNet’s 2010, 2011 and 2012 pre-tax income (“earn-out liabilities”) to JNet Holdings’ selling shareholders. During 2010, we recorded RMB37.9 million (US$5.7 million) related to this settlement (see “—Key Factors Affecting Our Results of Operations—Acquisitions”), of which RMB18.8 million (US$2.8 million) was related to the estimation of the contingent payout obligation related to these earn-out liabilities.

The fair value of the earn-out liabilities was obtained through the income approach whereby we derived pre-tax income of Shanghai JNet in 2010, 2011 and 2012. The forecast of pre-tax income of Shanghai JNet was derived from its historical operating results, coupled with estimate of future performance, which required us to make significant estimates and judgments. We applied a discount rate of approximately 17.0% as of December 31, 2010, which was determined through the assessment of the company-specific and industry-specific risks.

To estimate Shanghai JNet’s pre-tax income in the following three years, we must make key assumptions concerning Shanghai JNet’s revenue and cost of revenues. For example, we have estimated Shanghai JNet’s revenue would grow at rate of 8% in 2011 and decline at rate of 5% in 2012 as compared to approximately 19%, 40% and 44% declines that it previously experienced for fiscal 2008, 2009 and 2010, respectively. Additionally, Shanghai JNet’s cost of revenues as a percentage of revenue were approximately 79%, 26% and 18% for fiscal 2008, 2009 and 2010, respectively. Shanghai JNet’s cost of revenues as a percentage of revenue is expected to increase to approximately 20% in 2011 and is expected to remain stable at the 20% level for fiscal 2012. Estimating revenue growth rates or costs is inherently subjective. If we used different estimates or assumptions that reasonably could have been used, the post-acquisition settlement consideration we recorded for a historical period could be different. These earn-out liabilities will be remeasured at the end of each reporting period according to the actual results of operations and any revisions to the remaining forecasted period until final settlement occurs. Should Shanghai JNet generate significantly more pre-tax income than our original estimate in any of the three following fiscal years, then we will record additional post-acquisition settlement consideration expenses; likewise, any short-fall in actual pre-tax income as compared to estimate would result in a recovery of post-acquisition settlement consideration expenses.

Income Taxes

In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a charge to income tax expense, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable. We consider past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the various jurisdictional tax authorities. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

Share-based Compensation

We account for share options issued to employees in accordance with ASC topic 718, or ASC 718, “Compensation-Stock Compensation.” In accordance with the fair value recognition provision of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the option and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. Prior to our initial public offering, we accounted for our options as liability awards as the options are indexed to a foreign currency in addition to our share price. Under the liability awards approach, the share-based compensation liability is initially measured at fair value on the date of grant and is subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. We recognize compensation expenses using the accelerated method for liability classified share options granted with service conditions that have a graded vesting schedule. Subsequent to our initial public offering, the share-based liability will be reclassified to additional paid-in capital and no longer required for remeasurement.

We account for share options issued to non-employees in accordance with the provisions of ASC 718 and ASC sub-topic 505-50, or ASC 505-50, “Equity: Equity-Based Payment to Non-employees.” We measure compensation expenses equal to the fair value of the share options at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date. The fair value of options granted to non-employees is re-measured at each vesting date to determine the appropriate charge to share-based compensation.

In October 2008, we adopted our 2007 stock option plan, under which we may grant options to purchase up to an aggregate of 14,000,000 of our ordinary shares to our employees, directors and consultants. In May 2009, we adopted our 2008 stock option plan, under which we may grant options to purchase up to an aggregate of 8,600,000 of our ordinary shares to our employees, directors and consultants. In May 2010, we adopted our 2010 stock option plan, under which we may grant options to purchase up to an aggregate of 9,000,000 of our ordinary shares to our employees, directors and consultants. Our 2007, 2008 and 2010 stock option plans are collectively referred to as the “Stock Option Plans.”

As of December 31, 2010, options to purchase 22,591,260 of ordinary shares were outstanding and options to purchase 9,008,740 ordinary shares were available for future grant under the Stock Option Plans. As of the date of this annual report, options to purchase 21,495,964 ordinary shares are outstanding and options to purchase 9,008,740 ordinary shares are available for future grant under the Stock Option Plans.

The following table summarizes certain information regarding our outstanding share options:

	Ordinary Shares Underlying	Exercise		Fair Value per Ordinary Share at
Grant Date	Options Granted	Price per Share		Grant Date		December 31, 2008		December 29, 2009		December 31, 2010
October 16, 2008	6,741,125	US$	0.01	US$	0.170	US$	0.153	US$	0.304	US$	1.300
	4,604,475	US$	0.13	US$	0.170	US$	0.153	US$	0.304	US$	1.300
	2,575,250	US$	0.26	US$	0.170	US$	0.153	US$	0.304	US$	1.300
June 18, 2009	5,008,060	US$	0.26	US$	0.235		—	US$	0.304	US$	1.300
July 8, 2010	8,000	US$	0.01	US$	0.505		—		—	US$	1.300
	50,000	US$	0.13	US$	0.505		—		—	US$	1.300
	3,604,350	US$	0.26	US$	0.505		—		—	US$	1.300

On April 20, 2007, in connection with the Series B Preferred Shares financing, the holders of Series B Preferred Shares granted to our founders, Mr. Song Wang and Ms. Jean Xiaohong Kou, options to acquire up to an aggregate of 3,400,000 ordinary shares with an exercise price of US$0.0001 per share, subject to a revenue based performance condition which was subsequently achieved. A quarter of the Founders’ Options will vest 12, 24, 36, and 48 months from April 1, 2008, the date on which the above performance condition was met, subject to the founders’ continuous service to us. Prior to our initial public offering, we accounted for the Founders’ Options as liability awards due to the options being indexed to a foreign currency in addition to our share price. During the year ended December 31, 2007, we had assessed that it was probable that the revenue milestone would be met. Accordingly, we commenced recognition of the related compensation expenses using the accelerated method. The founders attributed the achievement of the performance condition to the joint efforts of all the employees and believed it would be appropriate to recognize this by giving up their rights to 1,000,000 of the Founders’ Options and contribute these Founders’ Options to our employee share option scheme in the future. At the request of the founders, the number of ordinary shares under the Founders’ Options was reduced from 3,400,000 to 2,400,000 and as a result we repurchased and cancelled 1,000,000 Series B convertible preferred shares from Series B convertible preferred share holders at par value of US$0.0001.

Prior to September 30, 2010

We engaged Greater China Appraisal Limited, or GCA, an independent third-party appraiser, to determine the fair value of options granted to our employees and non-employees, although our management is ultimately responsible for the determination of all amounts related to share-based compensation recorded in our financial statements. GCA and we apply the binomial option pricing model in determining the fair value of the options granted to employees and non-employees. The inputs to the model and major assumptions include our ordinary share price, exercise price, life to expiration, risk free interest rate, volatility, dividend yield, suboptimal exercise multiple, number of steps and post-vesting forfeiture rate. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expense we recognized in our consolidated financial statements.

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used. We followed the “level B” recommendation, and established the fair value of our ordinary shares at the date of grant using a retrospective valuation performed by GCA.

We obtained a retrospective valuation instead of a contemporaneous valuation by an unrelated valuation specialist because, at the time of the grant of shares in October 2008 and June 2009, our financial and limited human resources were principally focused on our new product development efforts.

We, with the assistance of GCA, used the income approach to estimate the enterprise value at each date on which options were granted and subsequently remeasured at the end of each reporting period. We used the market approach to corroborate our overall equity value by comparing the trading multiples of publicly traded guideline companies to our implied multiples based on the similar income approaches. We applied the methodologies consistently for all valuation dates.

The enterprise value was then allocated to our preferred shares and ordinary shares using the option pricing method. The option pricing method involves making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. Estimating the volatility of the share price of a privately held company is complex because prior to our initial public offering there was no readily available market for our shares. We estimated the volatility of our stock based on the comparable available information on volatility of stocks of publicly traded companies in the industry. Had we used different estimates of volatility, the allocations of value between preferred shares and ordinary shares would have been different.

After September 30, 2010

Immediately following the listing of our ADSs on the Nasdaq Global Market, we accounted for our share-based compensation as equity awards and will continue doing so going forward and accordingly, at the listing date, we remeasured our share-based compensation liabilities. As a result of the final remeasurement of our share-based compensation liabilities at the listing date, we have recorded an additional share-based compensation charge as compared to that recorded in the nine months ended September 30, 2010, in an amount of RMB47.5 million (US$7.2 million), based on an initial public offering price of US$13.90 per ADS and other inputs to the share option valuation model based on actual market data as of September 30, 2010 and not materially changed compared to that used as of June 30, 2010. Such share-based compensation expenses may materially and adversely affect our results of operations for the following reporting periods, depending on the term of the share option grants.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or an investor in ADSs or ordinary shares levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States of America

ChinaCache North America, Inc. was incorporated in the State of California in the United States and is subject to both California State income tax and U.S. federal income tax on its income and capital gains under the current laws of the State of California and the United States. There have been no material tax expenses related to ChinaCache North America, Inc.

British Virgin Islands

Our subsidiary in the British Virgin Islands, JNet Holdings, is not subject to income or capital gains tax under the current laws of the British Virgin Islands.

Hong Kong

Our subsidiary in Hong Kong, ChinaCache Network (Hong Kong) Limited, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. ChinaCache Network (Hong Kong) Limited had no assessable profits during the years ended December 31, 2008, 2009 and 2010, and accordingly we have made no provision for its income tax.

PRC

ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian and Shanghai JNet are companies incorporated in the PRC and as such are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

Prior to the effectiveness of the new PRC Enterprise Income Tax Law on January 1, 2008, Chinese companies were generally subject to PRC enterprise income tax at a statutory rate of 33%. On January 1, 2008, the new PRC Enterprise

Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The PRC Enterprise Income Tax Law and related tax rules provide a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%, and in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Under the new PRC Enterprise Income Tax Law and related implementation rules, enterprises that are qualified as “high and new technology enterprises strongly supported by the State” are entitled to a reduced enterprise income tax rate of 15%.

ChinaCache Beijing, Beijing Jingtian and Shanghai JNet are currently subject to the statutory tax rate of 25%.

On December 18, 2008, Beijing Blue I.T. formally received the official approval for its “high and new technology enterprise” status from Beijing Science and Technology Commission, Beijing Municipal Bureau, Beijing State Tax Bureau and Beijing Local Tax Bureau. Accordingly, Beijing Blue I.T. was entitled to a lower tax rate of 15% as its corporate income tax from 2008 through 2010. Starting in 2011, its status of a “high and new technology enterprise” is subject to annual evaluation and review by the relevant government authorities in China every three years.

The PRC Enterprise Income Tax Law provides that the “non-resident enterprises” shall be subject to the enterprise income tax rate of 20% (which was reduced by the implementation rules to 10%) on their income sourced from China, if such “non-resident enterprises” (i) do not have establishments or premises of business in China or (ii) have establishments or premises of business in China, but the relevant income does not have actual connection with their establishments or premises of business in China. Therefore dividends from our PRC subsidiary to non-PRC resident entities may be subject to a withholding tax of as high as 20% (although under the implementation rules, the withholding tax is currently 10%), if such dividends are regarded as income derived from sources within China.

Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure that our Cayman Islands holding company, ChinaCache Holdings will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. It is also unclear whether the dividends ChinaCache Holdings receives from its PRC subsidiary, ChinaCache Beijing, will constitute dividends between “qualified resident enterprises” and therefore qualify for exemption from withholding tax, even if ChinaCache Holdings is deemed to be a “resident enterprise” for PRC enterprise income tax purposes. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under China’s Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.”

Inflation

In the last 3 years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages and per share data)
Revenues:
Net revenues	291,404	100.0%	272,370	100.0%	403,395	61,120	100.0%
Cost of revenues(1)	(273,262)	(93.7)%	(206,181)	(75.6)%	(279,749)	(42,386)	(69.3)%
Gross profit	18,142	6.3%	66,189	24.4%	123,646	18,734	30.7%
Operating expenses:(1)
Sales and marketing expenses(1)	(28,481)	(9.8)%	(36,775)	(13.5)%	(73,125)	(11,080)	(18.1)%
General and administrative expenses(1)	(36,491)	(12.5)%	(25,469)	(9.4)%	(45,311)	(6,865)	(11.2)%
Research and development expenses(1)	(16,807)	(5.8)%	(16,639)	(6.1)%	(28,692)	(4,347)	(7.1)%
Post-acquisition settlement consideration	—	—	—	—	(37,858)	(5,736)	(9.4)%
Total operating expenses	(81,779)	(28.1)%	(78,883)	(29.0)%	(184,986)	(28,028)	(45.8)%
Operating loss	(63,637)	(21.8)%	(12,694)	(4.6)%	(61,340)	(9,294)	(15.1)%
Interest income	261	0.1%	110	—	513	78	0.1%
Interest expense	(6,562)	(2.3)%	(16,187)	(5.9)%	(4,413)	(669)	(1.1)%
Other (expense) income	(4,567)	(1.6)%	(772)	(0.3)%	3,102	470	0.8%
Foreign exchange (loss)/gain, net	3,787	1.3%	(661)	(0.2)%	(4,963)	(752)	(1.2)%
Changes in fair value of warrants	—	0.0%	—	0.0%	—	—	—
Impairment of acquired intangible assets and goodwill	(75,147)	(25.7)%	(6,920)	(2.5)%	—	—	—
Impairment of property and equipment	(2,872)	(1.0)%	—	—	—	—	—
Loss before income tax expense	(148,737)	(51.0)%	(37,124)	(13.5)%	(67,101)	(10,167)	(16.5)%
Income tax (expense)/benefit	(3,063)	(1.1)%	(2,043)	(0.8)%	11,354	1,720	2.8%
Net loss	(151,800)	(52.1)%	(39,167)	(14.3)%	(55,747)	(8,447)	(13.7)%

(1)                                  Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	1,499	2,489	11,353	1,720
Sales and marketing expenses	3,223	5,352	27,122	4,110
General and administrative expenses	(156)	4,185	21,703	3,288
Research and development expenses	1,424	2,365	11,984	1,816
Total share-based compensation expense included in cost of revenues and operating expenses	5,990	14,391	72,162	10,934

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues

Our net revenues increased by 48.1% from RMB272.4 million for the year ended December 31, 2009 to RMB403.4 million (US$61.1 million) for the year ended December 31, 2010. The increase resulted primarily from the significant revenues growth in sales of our services to certain existing customers and to our new customers. In terms of revenues contributed by industry groups, we had significant growth from:

•                  companies in the media and entertainment industry (revenues increased by 105.1% to RMB117.6 million);

•                  mobile Internet industry (revenues increased by 133.3% to RMB79.3 million); and

•                  enterprises and e-commerce industries (revenues increased by 72.9% to RMB102.4 million).

The number of our active customers increased from 281 as of December 31, 2009 to 504 as of December 31, 2010.

Cost of Revenues

Our cost of revenues increased by 35.6% from RMB206.2 million for the year ended December 31, 2009 to RMB279.7 million (US$42.4 million) for the year ended December 31, 2010. The increase was primarily due to an increase in our bandwidth, co-location and storage fees reflecting our increased sales and an increase in our payroll, share-based compensation and other related costs of network operations personnel, partially offset by a decrease of depreciation of network equipment and amortization of acquired intangible assets in the amount of RMB9.3 million (US$1.4 million). Cost of revenues includes share-based compensation expenses of RMB72.2 million (US$10.9 million) for the year ended December 31, 2010, compared to RMB14.4 million for the year ended December 31, 2009.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2009	2010
	RMB	RMB	US$
	(unaudited)
	(in thousands)
Bandwidth, co-location and storage fees	116,024	185,755	28,145
Depreciation of network equipment and amortization of acquired intangible assets	67,097	57,834	8,763
Payroll	11,518	14,411	2,183
Other compensation costs of network operations personnel	2,489	11,353	1,720
Other cost of revenues	9,053	10,396	1,575
Total cost of revenues	206,181	279,749	42,386

Operating Expenses

Our operating expenses increased significantly from RMB78.9 million for the year ended December 31, 2009 to RMB185.0 million (US$28.0 million) for the year ended December 31, 2010. This increase resulted from the increases in virtually all of our operating expense line items. In particular, the amount of share-based compensation expenses included in the operating expenses increased by RMB57.8 million (US$8.8 million) from RMB14.4 million for the year ended December 31, 2009 to RMB72.2 million (US$10.9 million) for the year ended December 31, 2010. We expect our operating expenses to increase as we expand our business. In addition, post-acquisition settlement consideration of RMB37.9 million (US$5.7 million) was recorded for the year ended December 31, 2010, compared to no post-acquisition settlement consideration for the year ended December 31, 2009.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 98.6% from RMB36.8 million for the year ended December 31, 2009 to RMB73.1 million (US$11.1 million) for the year ended December 31, 2010, primarily due to:

•      an increase in salary expenses of RMB1.9 million;

•      an increase in share-based compensation expenses of RMB21.8 million; and

•      increases in other benefit related expenses associated with the increase in the headcount of our sales and marketing staff of RMB1.0 million.

To a lesser degree, our sales and marketing expenses also increased as a result of expenses associated with our increased marketing efforts.

General and Administrative Expenses.  Our general and administrative expenses increased by 77.7% from RMB25.5 million for the year ended December 31, 2009 to RMB45.3 million (US$6.9 million) for the year ended December 31, 2010, primarily as a result of an increase of RMB19.1 million (US$2.9 million) in share-based compensation and salary compensation expenses attributable to an increase in the headcount of our administrative staff.

Research and Development Expenses.  Our research and development expenses increased by 72.9% from RMB16.6 million for the year ended December 31, 2009 to RMB28.7 million (US$4.3 million) for the year ended December 31, 2010. The increase was primarily due to an increase of RMB9.6 million (US$1.5 million) in share-based compensation expenses.

Post-acquisition Settlement Consideration

We incurred additional expenses associated with the supplementary agreement with the sellers of JNet Group in an amount of RMB37.9 million (US$5.7 million) in the year ended December 31, 2010, compared to no expenses associated with the supplementary agreement with the sellers of JNet Group for the year ended December 31, 2009. A major portion of this expense is estimated based on the projected audited pre-tax income for 2010 to 2012, which will be remeasured according to the actual results of operations until settlement. Actual results may differ, resulting in actual future payments significantly exceeding original estimates. See “Tabular Disclosure of Contractual Obligations.”

Operating Loss

As a result of the foregoing, our operating loss increased by 382.6% from RMB12.7 million for the year ended December 31, 2009 to RMB61.3 million (US$9.3 million) for the year ended December 31, 2010.

Interest Income

Our interest income increased from RMB110,000 for the year ended December 31, 2009 to RMB513,000 (US$78,000) for the year ended December 31, 2010, primarily due to an increase in average balance of our bank deposits for the period resulting mainly from the cash proceeds of our initial public offering in 2010.

Interest Expense

Our interest expense decreased from RMB16.2 million for the year ended December 31, 2009 to RMB4.4 million (US$0.7 million) for the year ended December 31, 2010, primary as a result of decreased amount of capital lease contracts and related interest expenses.

Other Expenses

Our other expenses amounted to RMB3.1 million (US$0.5 million) for the year ended December 31, 2010, compared to RMB0.8 million for the year ended December 31, 2009. Our other expenses for both periods mainly included provisions for an accrued penalty for an uncertain tax position in connection with our JNet Group acquisition.

Foreign Exchange Loss/Gain, Net

We had a foreign exchange loss of RMB5.0 million (US$0.8 million) for the year ended December 31, 2010, compared to a foreign exchange loss of RMB0.7 million for the year ended December 31, 2009. Our foreign exchange gain was primarily due to the depreciation of U.S. dollar relative to the Renminbi for the net U.S. dollar denominated liabilities we held.

Income Tax Expenses

We had income tax benefit of RMB11.4 million (US$1.7 million) for the year ended December 31, 2010, as compared to income tax expense of RMB2.0 million for the year ended December 31, 2009. Our income tax benefit for the year ended December 31, 2010 was mainly due to the reversal of the deferred tax liabilities as a result of certain supplementary agreements entered into in May 2010 which allowed us to assert permanent reinvestment of our undistributed earnings in Shanghai JNet.

Net Loss

As a result of the above, our net loss increased by 42.5% from RMB39.2 million for the year ended December 31, 2009 to RMB55.7 million (US$8.4 million) for the year ended December 31, 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues

Although we increased sales to new customers as well as certain existing customers, particularly in the mobile Internet industry and the online game industry, our net revenues decreased by 6.5% to RMB272.4 million (US$39.9 million) in 2009 from RMB291.4 million in January 2008. This decrease in our net revenues was primarily attributable to (i) the decrease in revenues of RMB21.0 million from Shanghai JNet, which we acquired controls over in 2008 as a variable interest entity, as a result of the loss of contracts due to the merger of one of its key customers with a major telecommunications carrier, (ii) the loss of several major customers in the Internet and software industry that purchased a significant amount of our Rich Media Streaming Services in 2008 and (iii) the fact that in 2008 we had non-recurring revenues in the amount of RMB11.6 million from services provided in connection with the Beijing 2008 Olympic Games.

Cost of Revenues

Our cost of revenues decreased by 24.5% from RMB273.3 million in 2008 to RMB206.2 million (US$30.2 million) in 2009, primarily due to the reduced bandwidth, co-location and storage fees which decreased by 30.4% from RMB166.8 million in 2008 to RMB116.0 million (US$17.0 million) in 2009 as a result of the improved efficiency of bandwidth usage and enhanced network optimization, and to a lesser degree, the decrease in our net revenue. Depreciation of network equipment and amortization of acquired intangibles assets also decreased by 16.5% from RMB80.4 million in 2008 to RMB67.1 million (US$9.8 million) in 2009 primarily because we had lower carrying value of network equipment and acquired intangibles as a result of the significant impairment incurred in 2008. The reduction in headcount in our network operation department also contributed to the decrease in our cost of revenues in 2009.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2008	2009
	RMB	RMB	US$
	(unaudited)
	(in thousands)
Bandwidth, co-location and storage fees	166,765	116,024	16,998
Depreciation of network equipment and amortization of acquired intangibles assets	80,387	67,097	9,830
Payroll	16,049	11,518	1,687
Other compensation costs of network operations personnel	1,499	2,489	365
Other cost of revenues	8,562	9,053	1,326
Total cost of revenues	273,262	206,181	30,206

Operating Expenses

Our operating expenses decreased by 3.5% to RMB78.9 million (US$11.6 million) in 2009 from RMB81.8 million in 2008, primary as a result of a decrease in our general and administrative expenses, partially offset by an increase in our sales and marketing expenses.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 29.1% from RMB28.5 million in 2008 to RMB36.8 million (US$5.4 million) in 2009, primarily due to increases in salary and benefit expenses as a result of an increase in headcount of our sales and marketing staff and additional expenses associated with our marketing efforts in 2009.

General and Administrative Expenses.  Our general and administrative expenses decreased by 30.2% from RMB36.5 million in 2008 to RMB25.5 million (US$3.7 million) in 2009, primarily due to a decrease in our headcount in the second half of 2008 and the results of our cost reductions in other general and administrative expenses, partially offset by an increase in share-based compensation expenses of RMB4.3 million.

Research and Development Expenses.  Our research and development expenses decreased slightly by 1.2% from RMB16.8 million in 2008 to RMB16.6 million (US$2.4 million) in 2009, primarily due to a decrease in headcount of research and development personnel.

Operating Loss

As a result of the forgoing, our operating loss decreased by 80.0% from RMB63.6 million in 2008 to RMB12.7 million (US$1.9 million) in 2009.

Interest Income

Our interest income decreased by 57.9% from RMB261,000 in 2008 to RMB110,000 (US$16,000) in 2009, primarily due to a decrease in average balance for our bank deposits in 2009.

Interest Expense

Our interest expense increased by 145.5% from RMB6.6 million in 2008 to RMB16.2 million (US$2.4 million) in 2009, primarily due to the recognition of an interest expense in the amount of RMB9.7 million (US$1.4 million) due to the beneficial conversion feature associated with our Series C convertible preferred shares and accrued interest for uncertain tax position penalty in connection with JNet Group acquisition in the amount of RMB3.1 million (US$0.5 million).

Other Expenses

Our other expenses were RMB0.8 million (US$0.1 million) in 2009, compared to RMB4.6 million in 2008. Our other expenses in 2009 mainly included accrued penalty for uncertain tax position which was less than that of 2008 amounting to approximately RMB3.1 million.

Foreign Exchange Losses/Gain, Net

We had a foreign exchange loss of RMB661,000 (US$97,000) in 2009, compared to a foreign exchange gain of RMB3.8 million in 2008. Our foreign exchange gain in 2008 was primarily due to consideration payable in the U.S. dollars for our acquisition of JNet Group in 2008. Our foreign exchange loss in 2009 was insignificant as we had no material exposure to foreign currency exchange risk in 2009.

Impairment of Acquired Intangible Assets and Goodwill

We recognized an impairment on our acquired intangible assets and goodwill of RMB6.9 million (US$1.0 million) during 2009, as compared to an impairment loss of RMB75.1 million in 2008, which were both related to our acquisition of JNet Group in January 2008.

Impairment Loss on Property and Equipment

We also recognized an impairment loss on property and equipment of RMB2.9 million during 2008, as compared to nil during 2009. We recognized the impairment loss on property and equipment in 2008 based on our evaluation of indications of impairments associated with our property and equipment in light of the market condition in 2008. See “Critical Accounting Policies.”

Income Tax Expenses

Our income tax expense decreased by 33.3% from RMB3.1 million in 2008 to RMB2.0 million (US$0.3 million) in 2009, primarily due to a comparatively lower operating income of Shanghai JNet in 2009, an entity with a higher enterprise income tax rate.

Net Loss

As a result of the above, our net loss decreased by 74.2% from RMB151.8 million in 2008 to RMB39.2 million (US$5.7 million) in 2009.

B.            Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations, private placements of preferred shares to investors and more recently, through the proceeds from our initial public offering. As of December 31, 2010, we had RMB592.7 million (US$89.8 million) in cash and cash equivalents and nil in outstanding short-term borrowings and nil in long-term borrowings. On October 1, 2010, we completed our initial public offering in which we issued and sold 5,923,247 ADSs representing 94,771,952 ordinary shares resulting in net proceeds to us of approximately US$76.6 million.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	55,293	54,279	94,788	14,362
Net cash used in investing activities	(129,181)	(47,768)	(55,575)	(8,420)
Net cash provided by financing activities	28,577	45,295	496,874	75,284
Net increase (decrease) in cash and cash equivalents	(45,311)	51,806	536,087	81,226
Effect of foreign exchange rate changes on cash	474	13	(8,083)	(1,225)
Cash and cash equivalents at beginning of the period	57,720	12,883	64,702	9,803
Cash and cash equivalents at end of the period	12,883	64,702	592,706	89,804

Operating Activities

Net cash provided by operating activities was RMB94.8 million (US$14.4 million) for the year ended December 31, 2010, compared to RMB54.3 million for the year ended December 31, 2009. Net cash provided by operating activities for the year ended December 31, 2010 reflects a net loss of RMB55.7 million (US$8.4 million), adjusted by reconciling items in the total amount of RMB150.5 million (US$22.8 million), which primarily includes charges associated with the supplementary agreement on the acquisition of JNet Group of RMB37.9 million (US$5.7 million), depreciation of property and equipment of RMB57.8 million (US$8.8 million), share-based compensation expenses of RMB72.2 million (US$10.9 million) and deferred income tax benefit of RMB24.1 million (US$3.6 million). Additional major factors that affected operating cash flow for the year ended December 31, 2010 include: (i) an increase of RMB53.2 million (US$8.1 million) in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB37.3 million (US$5.6 million) in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (iii) an increase of RMB7.1 million (US$1.1 million) in prepaid expense and other current assets attributable to prepaid payments made to the carriers and other suppliers for bandwidth, co-location and storage; (iv) an increase of RMB14.8 million (US$2.2 million) in income tax payable; and (v) an increase of accrued expenses and other payables of RMB2.6 million (US$0.4  million).

Net cash provided by operating activities was RMB54.3 million in 2009, compared to RMB55.3 million in 2008. The net cash provided by operating activities in 2009 reflects a net loss of RMB39.2 million, adjusted by non-cash and non-operating charges of RMB104.2 million, which primarily included depreciation of property and equipment of RMB57.0 million, amortization of acquired intangible assets of RMB11.7 million, interests expenses of RMB14.5 million and share-based compensation expense of RMB14.4 million. Additional major factors that affected operating cash flow in 2009 include: (i) accounts payable decreased by RMB12.3 million due to major payments made for 2008 invoices and decreased procurement costs in 2009; (ii) accounts receivable increased by RMB6.2 million due to the high level of fourth quarter revenues and a delay in payment in the receipt of payment from one of our major customers; and (iii) accrued expenses and other payable increased by RMB4.0 million.

Net cash provided by operating activities in 2008 reflects a net loss of RMB151.8 million, adjusted by non-cash and non-operating charges of RMB167.5 million, which primarily included depreciation of property and equipment of RMB60.2 million, amortization of intangible assets of RMB21.9 million, impairment of goodwill of RMB53.2 million, impairment of intangible assets of

RMB22.0 million, impairment of property and equipment of RMB2.9 million and share-based compensation expense of RMB6.0 million. Additional major factors that affected operating cash flow in 2008 include: (i) accounts payable increased by RMB11.7 million due to significant increase in purchases of bandwidth sources and co-location services in 2008; (ii) accounts receivable decrease by RMB7.3 million due to the improvement of on time payments by our customers; and (iii) accrued expenses and other payable increased by RMB7.0 million.

Investing Activities

Net cash used in investing activities was RMB55.6 million (US$8.4 million) for the year ended December 31, 2010, compared to RMB47.8 million for the year ended December 31, 2009. Net cash used in investing activities for the year ended December 31, 2010 resulted from a cash payment we made pursuant to the supplementary agreement in connection with the acquisition of JNet Group in an amount of RMB9.6 million (US$1.5 million) and other payments made in connection with the purchase of property, plant and equipment in the amount of RMB46.0 million (US$7.0 million). Net cash used in investing activities for the year ended December 31, 2009 primarily resulted from payments in connection with the purchase of property, plant and equipment in an amount of RMB37.5 million and an increase in amounts due from related parties in an amount of RMB14.7 million.

Net cash used in investing activities decreased to RMB47.8 million in 2009 from RMB129.2 million in 2008. Net cash used in investing activities in 2009 primarily resulted from payments for the purchase of property, plant and equipment in an amount of RMB37.5 million, increase in amounts due from related parties in an amount of RMB14.7 million, partially offset by proceeds from disposal of property and equipment in an amount of RMB4.5 million.

Net cash used in investing activities in 2008 primarily resulted from payments for the purchase of property, plant and equipment in an amount of RMB75.0 million, payment for acquisition of subsidiaries of RMB34.4 million and increase in amounts due from related parties in an amount of RMB20.3 million as a result.

Financing Activities

Our financing activities primarily consist of sale of our ADSs, capital contributions, sale of our preferred shares and borrowings from commercial banks.

Net cash provided by financing activities was RMB496.9 million (US$75.3 million) for the year ended December 31, 2010, compared to RMB45.3 million for the year ended December 31, 2009. Net cash provided by financing activities for the year ended December 31, 2010 resulted from proceeds from our initial public offering in an amount of RMB 494.1 million (US$74.9 million), partially offset by a payment for the repurchase of ordinary shares in an amount of RMB20.5 million (US$3.1 million) and repayment of bank borrowings in an amount of RMB11.3 million (US$1.7 million).

Net cash provided by financing activities for the year ended December 31, 2009 resulted from proceeds from issuance of Series C redeemable convertible preferred shares in an amount of RMB40.4 million and proceeds from bank borrowings of RMB12.0 million partially offset by repayment of bank borrowings in an amount of RMB5.1 million and payment of dividend in an amount of RMB2.1 million.

Net cash provided by financing activities was RMB28.6 million in 2008, primarily due to our issuance of convertible notes to a group of our convertible preferred share holders for a total amount of RMB24.6 million, and our borrowings of bank loans in the amount of approximately RMB7.8 million, partially offset by our repayment of bank borrowings of RMB3.5 million.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Capital Expenditures

We had capital expenditures of RMB74.7 million, RMB2.0 million and RMB77.3 million in 2008, 2009 and 2010, respectively, representing 25.6%, 0.7% and 19.2% of our total net revenues in such year, respectively. Our capital expenditures were primarily for the purchase of servers and other property and equipment for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations. We estimate that our capital expenditures in the year ended December 31, 2011 will be approximately RMB100.0 million (US$15.1 million), which will be used primarily to purchase servers and other equipment to expand our business. We expect to fund these capital expenditures by cash generated from operating and financing activities.

C.            Research and Development, Patents and Licenses, Etc.

We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. We currently have 9 patents, 24 patent applications and 14 software copyright registrations, all in China and related to different aspects of the content and application delivery technologies. We have established a joint laboratory with Tsinghua University to undertake leading edge research in content and application delivery technologies. We intend to expand our research and development efforts and offer innovative services and solutions to maintain our market leadership and meet the evolving needs of customers.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-balance Sheet Arrangements

Other than the operating lease obligations, the capital lease obligations and investment obligations set forth in the table below, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease obligations(1)	5,447	4,124	1,323	—	—
Capital lease obligations(2)	11,884	7,456	4,428	—	—
Purchase commitments(3)	68,521	68,521	—	—	—
Post-acquisition settlement consideration(4)	16,025	9,622	6,403	—	—
Total	101,877	89,723	12,154	—	—

(1)           Our operating lease obligations consisted of our obligations under lease agreements with lessors of our corporate offices and an apartment used as a dormitory for our employees.

(2)           Our capital lease obligations consisted of our obligations under agreements for the leasing of network equipment.

(3)           Our purchase commitments were in relation to bandwidth.

(4)           This represents management’s estimated fair value of the earn-outs associated with the post-acquisition supplementary agreement we entered into with the sellers of JNet Holdings. This estimated liability was derived through application of the income approach which included the estimation of Shanghai JNet’s pre-tax income for each year from 2010 to 2012, based on historical operating results coupled with management’s best estimate of future performance and certain market assumptions. We applied a discount rate of approximately 18.5%, which was determined through the assessment of the Company- specific and industry-specific risks. Actual results may differ from this original estimate resulting in actual future payments significantly exceeding this estimate.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Song Wang	47	Chairman and Chief Executive Officer
Jean Xiaohong Kou	49	Director and Senior Vice President
Yunjie Liu	68	Independent Director
Paul Jin-Hwee Choo	42	Director
Duane Kuang	47	Director
Ya-Qin Zhang	45	Independent Director
Kathleen Chien	41	Independent Director
Robert Yong Sha	40	Chief Financial Officer
Hao Yin	36	Chief Scientist
Jie Zong	39	Vice President
Wei An	50	Vice President

Mr. Song Wang is our co-founder, chairman of our board of directors and chief executive officer. He co-founded our company in 1998. Mr. Wang oversees the strategic direction of the company and has transformed the company from a small start-up to an established and leading content and application delivery service provider in China. Prior to co-founding our company, Mr. Wang served as the chief representative of Business 2000 Resources Beijing Office from 1996 to 1998. Prior to that, Mr. Wang served as Greater China senior counsel for Boston Technology, Inc. from 1995 to 1996. He worked for Northern China Computer Technologies Institute as a computer-aided design engineer from 1987 to 1995. Mr. Wang studied French at the China Foreign Affairs University and attended EMBA training courses on top manager management at the Guanghua School of Management, Peking University. Mr. Wang is the husband of Ms. Jean Xiaohong Kou, our co-founder, director and senior vice president.

Ms. Jean Xiaohong Kou is our co-founder, director and senior vice president. She co-founded our company in 1998. Ms. Kou is in charge of developing human resources strategy, business development functionality and financial strategy development, and supervises day-to-day administrative matters. Prior to co-founding our company,

Ms. Kou worked for seven years at Town Sky Technology Group, an information technology company based in Hong Kong, as senior sales manager for Greater China area. Ms. Kou studied computer applications at Beijing Jiaotong University and attended training courses on human resources and financial management at the Guanghua School of Management, Peking University. Ms. Kou is the wife of Mr. Song Wang, our co-founder, chairman of the board of directors and chief executive officer.

Mr. Yunjie Liu has served as our independent director since October 2005. Mr. Liu has extensive experience in telecommunications technology and management, particularly in the area of data communications. He currently serves as chief scientist of the Technology Committee of China United Network Communications (Group) Limited, formerly known as China United Telecommunications Corporation (Group) Limited, or Unicom Group. From April 1999 to December 2003, Mr. Liu served as the Chief Engineer and later vice president of Unicom Group. From May 2000 to January 2004, Mr. Liu was vice president of China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), a company listed on the New York Stock Exchange. Unicom Group is an indirect controlling shareholder of China Unicom (Hong Kong) Limited. After he retired, Mr. Liu served as a non-executive director of China Unicom (Hong Kong) Limited from February 2004 to April 2006. Prior to joining Unicom Group, Mr. Liu held various high-ranking positions at the Ministry of Posts and Telecommunications, including director general of the Institute of Data Communication Research and president of the Institute of Postal. Mr. Liu received a bachelor’s degree in physics from Peking University and is a member of the Chinese Academy of Engineering.

Mr. Paul Jin-Hwee Choo has been our director since September 2005. Mr. Choo is the chief representative and vice president in charge of Greater China investments of Investor Growth Capital Asia Ltd., a private equity firm headquartered in Hong Kong and affiliated to one of our major shareholders. Prior to joining Investor Growth Capital Asia Ltd. in August 2005, Mr. Choo was a vice president of EDB Investments Pte Ltd., the investment arm of the Singapore Economic Development Board. Mr. Choo also serves on the board of various portfolio companies managed by Investor Growth Capital Asia Ltd., including Byecity International, CDG Holdings, CDP Holdings, Golferpass, Hightouch Media, LIBA Inc., 800 Teleservices and Yuan Chuan Ltd. Mr. Choo received a bachelor’s degree in physics from the National University of Singapore, and an executive MBA degree, with distinction, from INSEAD. Mr. Choo is a Chartered Financial Analyst.

Mr. Duane Kuang has served as our director since April 2007. Mr. Kuang founded Qiming Venture Partners, a private equity firm affiliated to one of our major shareholders, in 2006, and has been serving as its managing director and participating on its investment committee since then. Mr. Kuang also serves on the board of various portfolio companies invested by Qiming Venture Partners, including Convenient Power Ltd., Dolcn, Ether Precision Inc, Guokang Health Management Co., Ltd., Fangtek, Ltd. and 2DuNet.com. Mr. Kuang has over 20 years of operational and investment experience with technology companies. Prior to founding Qiming Venture Partners, Mr. Kuang was a director of Intel Capital China. Prior to that, Mr. Kuang spent over six years at Cisco Systems in China, holding various senior management positions in the sales and marketing organizations. Before returning to China in 1994, Mr. Kuang had an engineering and management career in both startups and large global companies in Silicon Valley. Mr. Kuang received a master’s degree in computer science from Stanford University and an MBA degree from the University of California at Berkeley.

Mr. Ya-Qin Zhang has served as our independent director since September 2010. Mr. Zhang has been serving as the chairman of Microsoft Asia-Pacific R&D Group since 2005 and is in charge of the research and development of Microsoft Corporation in the Asia-Pacific region. Mr. Zhang is one of the founding members of the Microsoft Research Asia lab, where he served as managing director and chief scientist, and he also founded the Advanced Technology Center in 2003. Before joining Microsoft in 1999, Mr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. and worked as a senior technical staff member for GTE Laboratories Inc. and Contel Corp. Mr. Zhang currently serves as an independent director of China Real Estate Information Corporation, a Nasdaq-listed provider of real estate information, consulting and online services in China. Mr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China and a Ph.D. in electrical engineering from George Washington University.

Ms. Kathleen Chien has served as our independent director since September 2010. Ms. Chien is currently the chief operating officer and acting chief financial officer of 51job, Inc., a Nasdaq-listed provider of integrated human resource services in China. Ms. Chien joined 51job, Inc. in 1999 and served as its chief financial officer from 2004 to March 2009. Prior to joining 51job, Inc., Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp. in Taiwan. During her tenure at Bain & Company, Ms. Chien was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operating efficiencies. While at Capital Securities Corp., Ms. Chien completed a number of equity and equity-linked transactions, enabling Taiwanese companies to raise significant capital from the international capital markets. Ms. Chien received her bachelor’s degree in economics from the Massachusetts Institute of Technology and an MBA degree from the Walter A. Haas School of Business at University of California, Berkeley.

Mr. Robert Yong Sha has served as our chief financial officer and vice president for finance and legal affairs since December 2008. Mr. Sha is in charge of our corporate finance and business development and supervising our day-to-day financial operation, reporting and internal controls system. He was our financial controller from July 2005 to December 2008. From September 2003 to March 2005, Mr. Sha worked for Beijing Zenith Investment Company Limited, a real estate investment company as a senior executive advisor. From June 1999 to June 2003, Mr. Sha served as the financial controller of Xin De Telecom International Ventures Company Limited, a China focused investment company jointly invested by Siemens AG and CITIC Group. Mr. Sha received his bachelor’s and master’s degrees in economics from Nankai University. He is a CPA qualified in PRC and a fellow member of the Charted Association of Certified Accountants.

Dr. Hao Yin has served as our Chief Scientist since October 2006. In his capacity as Chief Scientist, Dr. Yin oversees our long term strategic technology development. Dr. Yin has been with the Department of Computer Science in Tsinghua University since 2003, where he is currently an associate professor and vice director of the MOE (Ministry of Education)-Microsoft Key Laboratory of Media and Networking. Dr. Yin received the First Prize of Natural Science Award from the Ministry of Education of the People’s Republic of China and the Second Prize of Science and Technology Award from Beijing Municipality in 2007. Dr. Yin received his bachelor’s degree in electrical engineering, master’s degree in vehicle engineering and Ph.D. degree in information and communication engineering, all from Huazhong University of Science and Technology, China.

Mr. Jie Zong has served as our vice president since July 2007. In his capacity as vice president, Mr. Zong oversees engineering development activities. Mr. Jie was our director of technology between July 1998 and July 2007. Prior to joining us, Mr. Zong held various technical positions at information technology companies. Mr. Zong worked at Shenzhen SEG Information Technology Co., Ltd. from 1996 to 1998, lastly as the technology support manager, and at Shenzhen SEG Computer Co., Ltd. from 1993 to 1996, lastly as a senior engineer. Mr. Zong received his bachelor’s degree in electronic engineering from the University of Electronic Science and Technology of China and his master’s degree in computer engineering from Tsinghua University.

Mr. Wei An has served as our vice president since September 2006. In his capacity as our vice president, Mr. An is responsible for corporate strategic alliances and communications. Mr. An has over 25 years of professional management experience in the telecom and IT industry in China and the Asia-Pacific region where he held various management positions at telecom and IT companies, including as a director of business development for Asia-Pacific region for Lucent Technologies’ Excel Switching Division from 1996 to 1999, a vice president of sales with Asiainfo Technologies from 1999 to 2001, a senior advisor to the Ministry of Information Industry of China from 2001 to 2002, a managing director with Salira System (China) from 2003 to 2005 and a senior vice president with Fleishman-Hillard (HK) as a senior vice president of client services in the Asia-Pacific region from 2005 to 2006. Mr. An received his bachelor’s degree in English language from Beijing Foreign Language Institute No. 2 and his master’s degree in comparative government from University of Cincinnati.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay, as expressly required by the applicable law of the jurisdiction where the executive officer is based. The executive officer may terminate the employment at any time with a one-month advance written notice, if there is any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his or her title and position or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secretes of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B.            Compensation

For the fiscal year ended December 31, 2010, the aggregate compensation we paid to our executive officers was approximately RMB6.0 million (US$0.9 million) (including to our former chief operating officer, who resigned in February 2011 and is not listed under “—Directors and Senior Management”) and the aggregate compensation we paid to our non-executive directors for the same periods was approximately RMB50,000 (US$7,500). For the same period, we paid RMB0.3 million (US$44,000) for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In February 2011, we accelerated the vesting of 325,000 stock options of certain terminated executive officer. As a result of this modification, we recognized additional compensation expenses during this period.

Stock Incentive Plans

In October 2008, May 2009 and May 2010, we adopted our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan and 2010 Stock Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plans permit the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2007, 2008 and 2010 plans is 14,000,000 shares, 8,600,000 shares and 9,000,000 shares, respectively. As of December 31, 2010, we granted options to purchase 13,998,850 ordinary shares under our 2007 Stock Incentive Plan and options to purchase 8,592,410 ordinary shares under our 2008 Stock Incentive Plan.

The following table summarizes, as of the date of this annual report, the stock options granted under our stock incentive plans to our directors and executive officers and to other individuals as a group.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Yunjie Liu	*	US$0.01	April 1, 2007	October 16, 2008	October 15, 2017
	*	US$0.01	October 1, 2007	October 16, 2008	October 15, 2017
Robert Yong Sha	*	US$0.01	April 1, 2007	October 16, 2008	October 15, 2017
	*	US$0.13	April 1, 2007	October 16, 2008	October 15, 2017
	*	US$0.26	April 1, 2008	June 18, 2009	June 17, 2018
	*	US$0.26	April 1, 2009	June 18, 2009	June 17, 2018
	*	US$0.26	April 1, 2010	July 8, 2010	July 7, 2019
Hao Yin	*	US$0.13	April 1, 2007	October 16, 2008	October 15, 2017
	*	US$0.26	April 1, 2007	October 16, 2008	October 15, 2017
	*	US$0.26	October 1, 2007	October 16, 2008	October 15, 2017
Jie Zong	*	US$0.01	April 1, 2007	October 16, 2008	October 15, 2017
	*	US$0.01	October 1, 2007	October 16, 2008	October 15, 2017
	*	US$0.26	April 1, 2008	June 18, 2009	June 17, 2018
	*	US$0.26	April 1, 2009	June 18, 2009	June 17, 2018
	*	US$0.26	April 1, 2010	July 8, 2010	July 7, 2019
Wei An	*	US$0.13	April 1, 2007	October 16, 2008	October 15, 2017
	*	US$0.26	April 1, 2007	October 16, 2008	October 15, 2017
	*	US$0.26	October 1, 2007	October 16, 2008	October 15, 2017
Directors and officers as a group	9,389,075	US$0.01 – US$0.26	—	—	—
Other individuals as a group(1)	13,202,185	US$0.01 – US$0.26	—	—	—

*              Directors and executive officers as a group, each owning options to purchase less than 1% of our outstanding ordinary shares on an as-converted basis as of the date of this annual report.

(1)           Includes our former chief operating officer, who resigned in February 2011.

The following paragraphs describe the principal terms of our stock incentive plans.

Plan Administration.  Our board of directors or a committee designated by our board will administer our plans. The committee or our board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant. It shall also have discretionary power to interpret the terms of our plans.

Award Agreement.  Awards granted under our plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may also provide that securities granted are subject to a 90-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility.  We may grant awards to our employees, directors and consultants, including those of our affiliates. However, we may grant options that are intended to qualify as incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, only to our employees.

Acceleration of Awards upon Change in Control.  The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction, including amalgamations, mergers or consolidations, liquidations or dissolutions, sales of substantially all or all of the assets, reverse takeovers or acquisitions unless the successor entity assumes or replaces our outstanding awards under the plans. If the successor entity does not assume or replace our outstanding awards, each outstanding award will become fully vested and immediately exercisable and payable, and will be released from any repurchase or forfeiture rights immediately before the date of the change-of-control transaction, provided that the grantee’s continuous service with us has not been terminated before that date.

Exercise Price and Term of Awards.  The plan administrator shall determine the exercise price and the exercisable term for each option which shall be stated in the award document. For options that that are intended to qualify as incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, the per share exercise price must not be less than 85% of the fair market value per share on the date of grant, unless the administrator determines otherwise.

Vesting Schedule.  The vesting periods of the options under our plans are specified in individual award agreements. Options granted under the 2007 Stock Incentive Plan and the 2008 Stock Incentive Plan have two different vesting schedules: either vesting immediately on the vesting commencement date stated in the grantee’s option agreement, or are subject to a four-year vesting schedule with 50%, 25% and 25% vesting on the second, third and fourth anniversary, respectively, of the vesting commencement date stated in the grantee’s option agreement. Options granted under the 2010 Stock Incentive Plan have two different vesting schedules: either vesting immediately on the vesting commencement date stated in the grantee’s option agreement, or are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the vesting commencement date stated in the grantee’s option agreement.

Termination of the Plans.  Unless terminated earlier, our stock incentives plans will continue in effect for nine years. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent such approval is required by applicable law. Shareholder approval is required for any amendment to our plans, if the amendment would adversely affect the grantee’s rights under an outstanding award without the grantee’s written consent, or change the board’s authority to amend the plans subject to shareholders’ approval.

C.            Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in the company by way of qualification. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval or compensation committee approval or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his or her interest in any contract, proposal or arrangement (including arrangement with respect to compensation to himself or herself or any other members of the board) in which he or she is materially interested, such a director may vote in respect of such contract, proposal or arrangement and may be counted in the quorum at such a meeting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Kathleen Chien, Yunjie Liu and Paul Jin-Hwee Choo. Ms. Chien and Mr. Liu satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. Ms. Chien is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•      appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•      reviewing with the independent auditors any audit problems or difficulties and management’s response;

•      discussing the annual audited financial statements with management and the independent auditors;

•      reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•      reviewing and approving all proposed related party transactions;

•      meeting separately and periodically with management and the independent auditors; and

•      monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Duane Kuang, Ya-Qin Zhang and Yunjie Liu. Mr. Zhang and Mr. Liu satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. Mr. Kuang is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•      reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•      reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and

•      reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Song Wang, Ya-Qin Zhang and Yunjie Liu. Mr. Zhang and Mr. Liu satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. Mr. Wang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•      selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•      reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•      making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•      advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. We do not have a mandatory retirement age for directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D.            Employees

We had 227, 221 and 345 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees by function as of December 31, 2010:

Functional Area	Number of Employees	% of Total
Customer service	146	42%
Sales and marketing	76	22%
Research and development	90	26%
Management and administration	33	10%
Total	345	100.0%

Of our total employees as of December 31, 2010, 302 were located in Beijing, 25 in other cities in China and 18 outside China. From time to time, we also employ part-time employees and engage independent consultants to support our research and development. We remunerate our employees with a base salary as well as performance-based bonus. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. We believe that our employee relations are good.

We plan to hire additional research and development staff and other employees as we expand. Our recruiting efforts include on-campus recruiting, online recruiting and the use of professional recruiters. We partner with leading national research institutions and employ other measures designed to bring us into contact with suitable candidates for employment.

Our full time employees in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that our PRC subsidiaries make contributions to the government for these benefits based on a fixed percentage of the employees’ salaries.

E.             Share Ownership

Please refer to Item 7.

ITEM 7.                          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 15, 2011 by:

•      each of our directors and executive officers; and

•      each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 386,938,780 ordinary shares outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Song Wang(1)	74,803,293	19.3%
Jean Xiaohong Kou(1)	74,803,293	19.3%
Yunjie Liu(2)	*	*
Paul Jin-Hwee Choo(3)	55,885,475	14.4%
Duane Kuang(4)	41,378,504	10.7%
Ya-Qin Zhang	—	—
Kathleen Chien	—	—
Robert Yong Sha(5)	*	*
Hao Yin(6)	5,842,892	1.5%
Jie Zong(7)	*	*
Wei An(8)	*	*
All Directors and Executive Officers as a Group	183,160,139	46.6%
Principal Shareholders:
Consolidated Capital Holdings Ltd.(9)	72,090,000	18.6%
IGC Asia(10)	55,885,475	14.4%
Funds affiliated with Qiming Venture Partners, L.P.(11)	41,378,504	10.7%
JAFCO Asia Technology Fund II(12)	20,047,698	5.2%
Funds affiliated with Intel Capital (Cayman) Corporation(13)	23,356,601	6.0%
SIG China Investments One, Ltd.(14)	21,443,215	5.5%

*              Less than 1%.

(1)           Consists of (i) 72,090,000 ordinary shares owned by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares owned by Harvest Century International Ltd., (iii) 1,320,000 ordinary shares that Mr. Song Wang has the right to acquire upon exercise of options granted by Series B investors within 60 days of date of this annual report and (iv) 1,080,000 ordinary shares that Ms. Jean Xiaohong Kou has the right to acquire upon exercise of options granted by Series B investors within 60 days of date of this annual report. Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. are both incorporated in the British Virgin Islands. Each of Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. is a wholly-owned subsidiary of Nice Mercy Holding Limited, a Bahamas incorporated company, which is in turn wholly owned by J.P. Morgan Trust Company (Bahamas) Limited, as trustee of the Hong Song Family Trust. The Hong Song Family Trust was established by Mr. Song Wang and Ms. Jean Xiaohong Kou for the benefits of their family members. In accordance with the SEC rules, Mr. Song Wang and Ms. Jean Xiaohong Kou may be deemed to have voting and investment power with respect to all of the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. Mr. Wang and Ms. Kou are husband and wife. The business address for Mr. Wang and Ms. Kou is 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China.

(2)           The business address for Mr. Liu is c/o 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China.

(3)           Consists of (i) 39,117,013 ordinary shares held by Investor Investments Asia Limited and (ii) 16,768,462 ordinary shares held by Investor Group Asia, L.P. Investor Investments Asia Limited and Investor Group Asia, L.P. are the proprietary investment vehicles for Investor AB. See also note (11) to this table below. Mr. Choo is the vice president of Investor Growth Capital Asia Ltd. and chief representative of the Beijing Representative Office. Mr. Choo disclaims beneficial ownership of the ordinary shares owned by Investor Investments Asia Limited and Investor Group Asia, L.P. except to the extent of his pecuniary interest therein. The business address for Mr. Choo is Unit 1603, Tower 2, China Central Place Office Building, No. 79 Jianguo Road, Chaoyang District, Beijing 100025, China.

(4)           Consists of (i) 160,000 ordinary shares represented by ADSs, (ii) 40,610,659 ordinary shares held by Qiming Venture Partners, L.P. and (iii) 607,845 ordinary shares held by Qiming Managing Directors Fund, L.P. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. See also note (12) to this table below. Mr. Duane Kuang is a managing director of and participates on the investment committee of Qiming Corporate GP, Ltd. Mr. Kuang disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. and the ordinary shares issued on their conversion except to the extent of his pecuniary interest therein. The business address for Mr. Kuang is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(5)           The business address for Mr. Sha is 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China.

(6)           Consists of (i) 5,059,052 ordinary shares owned by Gems Lab Corporation Limited, which is controlled by Dr. Yin and Dr. Yin has the sole voting and dispositive power over all of the shares held by Gems Lab Corporation Limited, and (ii) 783,840 ordinary shares that Dr. Yin has the right to acquire pursuant to his options within 60 days of this annual report. The business address for Dr. Yin is 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China.

(7)           The business address for Mr. Zong is 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China.

(8)           The business address for Mr. An is 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China.

(9)           The registered address for Consolidated Capital Holdings Ltd. is Omar Hodge Building, Wickhams Cay I., P.O. Box 362, Road Town, Tortola, British Virgin Islands. See note (1) to this table above for information about the natural persons who hold voting and investment power over shares held by Consolidated Capital Holdings Ltd.

(10)         Consists of (i) 39,117,013 ordinary shares held by Investor Investments Asia Limited and (ii) 16,768,462 ordinary shares held by Investor Group Asia, L.P. Investor Investments Asia Limited and Investor Group Asia, L.P. are the proprietary investment vehicles for Investor AB and are collectively referred to as IGC Asia. Investor Growth Capital Asia Ltd. is the investment advisor to, and a wholly-owned subsidiary of, Investor AB, which is a Nordic-based industrial holding company listed on the Stockholm Stock Exchange. The business address for Investor Investments Asia Limited and Investor Group Asia, L.P. is Canada Court, Upland Road, St. Peter Port, GY1 3BQ, Channel Islands.

(11)         Consists of (i) 40,610,659 ordinary shares held by Qiming Venture Partners, L.P. and (ii) 607,845 ordinary shares held by Qiming Managing Directors Fund, L.P. Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. are collectively referred to as the Qiming Funds. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley, each of whom disclaims beneficial ownership of the ordinary shares owned by the Qiming Funds and the ordinary shares issued on their conversion except to the extent of his respective pecuniary interest therein. The registered address of the Qiming Funds, Qiming GP, L.P. and Qiming Corporate GP, Ltd. is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(12)         JAFCO Asia Technology Fund II is wholly owned by JAFCO Asia Technology Fund II L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings II Limited, a Cayman Islands company and a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., is the sole general partner of JAFCO Asia Technology Fund II L.P. and controls the voting and investment power over the securities owned by JAFCO Asia Technology Fund II. JAFCO Asia Technology Holdings II Limited has appointed JAFCO Investment (Asia Pacific) Ltd. to manage JAFCO Asia Technology Fund II L.P. and voting and investment power over the securities owned by JAFCO Asia Technology Fund II is exercised by an investment committee and a listed portfolio divestment committee of JAFCO Investment (Asia Pacific) Ltd. The memberships of such committees may change from time to time. As of the date of this annual report, Messrs. Hiroshi Yamada, Junitsu Uchikata, Jian Huan Zhu and Ui Chel Joung are members of such investment committee and Messrs. Yamada and Uchikata are members of such listed portfolio divestment committee. Each member of these committees may be deemed to have shared voting and investment power over the securities owned by JAFCO Asia Technology Fund II, and each such person disclaims beneficial ownership of the securities held by JAFCO Asia Technology Fund II, except to the extent of each person’s pecuniary interest therein. JAFCO Investment (Asia Pacific) Ltd. is wholly owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange. The address of JAFCO Asia Technology Fund II is c/o JAFCO Investment (Asia Pacific) Ltd., 6 Battery Road #42-01 Singapore 049909.

(13)         Consists of (i) 20,162,628 ordinary shares held by Intel Capital (Cayman) Corporation and (ii) 3,193,973 ordinary shares held by Intel Capital Corporation. Both Intel Capital (Cayman) Corporation and Intel Capital Corporation are wholly owned by Intel Corporation, a public company listed on the NASDAQ. The registered office for Intel Capital (Cayman) Corporation, a company incorporated in the Cayman Islands, is Caledonian House, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands. The registered office of Intel Capital Corporation, a Delaware corporation, is c/o Corporation Trust Company, 1209 Orange St., Wilmington, Delaware 19801, U.S.A.

(14)         SIG China Investments One, Ltd. SIG China Investments One, Ltd. is managed by SIG Asia Investment, LLLP, which has the discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. Mr. Arthur Dantchik, in his capacity of president of SIG Asia Investment, LLLP, may also be deemed to have the voting and investment power over the shares held by SIG China Investments One, Ltd. The business address of SIG China Investments One, Ltd. is 101 California Street, Suite 3250, San Francisco, CA 94111, U.S.A.

Our preferred shares were converted into ordinary shares upon our initial public offering in September 2010. In addition, we issued ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited. Each of the principal shareholders named in the table above acquired its shares in offerings which were exempt from registration under the Securities Act because they involved either private placements or off-shore sales to non-U.S. persons. SIG China Investments One, Ltd. has informed us that it is affiliated to Susquehanna Financial Group LLLP and Susquehanna Capital Group, which are members of the Financial Industry Regulatory Authority, and that it has no arrangement to distribute the securities it has acquired from us. None of our other shareholders has informed us that it is affiliated with a registered broker-dealer, or is in the business of underwriting securities.

As of December 31, 2010, 161,529,664 ordinary shares, or approximately 41.9% of our total outstanding shares were held on behalf of shareholders domiciled in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.            Related Party Transactions

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiary, ChinaCache Beijing, is a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements with Beijing Blue I.T., Beijing Jingtian and Shanghai JNet, and their respective shareholders. Beijing Blue I.T. is currently 55% owned by Song Wang, our co-founder, chairman of our board of directors, our chief executive officer and our ultimate shareholder, and 45% owned by Jean Xiaohong Kou, our co-founder, director, senior vice president and our ultimate shareholder. Beijing Jingtian is 50% owned by

Ms. Xinxin Zheng and 50% owned by Ms. Huiling Ying. Both Ms. Zheng and Ms. Ying are our employees. Shanghai JNet is 50% owned by Ms. Huiling Ying, 41% owned by Mr. Robert Yong Sha, our chief financial officer, 3% owned by Mr. Hao Yin, our chief scientist and ultimate shareholder, 3% owned by Mr. Yongkai Mei, our ultimate shareholder, and 3% owned by Ms. Xiurong Mei, our ultimate shareholder. All current shareholders of Beijing Blue I.T., Beijing Jingtian and Shanghai JNet are PRC citizens and accordingly these three entities are domestic companies under the PRC laws.

We have been and are expected to continue to rely on our consolidated variable interest entities to operate our content and application delivery business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with Beijing Blue I.T., Beijing Jingtian and Shanghai JNet, and their respective shareholders enable us to:

•      exercise effective control over Beijing Blue I.T., Beijing Jingtian and Shanghai JNet;

•      receive substantially all of the economic benefits and incur substantially all the losses of Beijing Blue I.T., Beijing Jingtian and Shanghai JNet in consideration for the services provided by our subsidiary in China; and

•      have an exclusive option to purchase all of the equity interest in Beijing Blue I.T., Beijing Jingtian and Shanghai JNet when and to the extent permitted under PRC law.

Accordingly, under U.S. GAAP, we consolidate Beijing Blue I.T., Beijing Jingtian and Shanghai JNet as our “variable interest entities” in our consolidated financial statements.

Our contractual arrangements with our consolidated variable interest entities and their shareholders are described in further detail as follows:

Agreements that Provide Us Effective Control

Loan Agreements.  Each shareholder of Beijing Blue I.T. entered into a loan agreement on September 23, 2005 and a supplementary agreement on May 10, 2010 with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of providing capital to Beijing Blue I.T. to develop its business. In addition, ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Blue I.T. to be used for the operations of Beijing Blue I.T. The term of the loan agreement is ten years and may be extended upon mutual written consent of the parties. The method of repayment shall be at the sole discretion of ChinaCache Holdings and the proceeds from the transfer of the shareholder’s equity interest in Beijing Blue I.T. to ChinaCache Holdings or another person designated by ChinaCache Holdings as permitted under PRC law shall be used to repay the loan. The shareholder shall repay the loans immediately upon certain events, including the shareholder leaving our employment, a third-party filing a claim against the shareholder which exceeds RMB100,000 or ChinaCache Holdings exercising its option to purchase the shareholder’s equity interest in Beijing Blue I.T. pursuant to the exclusive option agreement described below. Each loan agreement contains a number of covenants that restrict the actions the shareholder can take or cause Beijing Blue I.T. to take. For example, these covenants provide that the shareholder will:

•      not transfer, pledge or otherwise dispose of or encumber his or her equity interest in Beijing Blue I.T. without the prior written consent of ChinaCache Holdings;

•      not take any action without the prior written consent of ChinaCache Holdings, if such action will have a material impact on the assets, business and liabilities of Beijing Blue I.T.;

•      not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Beijing Blue I.T. without the prior written consent of ChinaCache Holdings; and

•      vote to elect the directors candidates nominated by ChinaCache Holdings.

Each shareholder of Beijing Jingtian entered into a loan agreement on July 31, 2008, which was supplemented on May 10, 2010 with ChinaCache Beijing. Pursuant to these agreements, ChinaCache Beijing provided an interest-free loan of RMB50,000 to each of the two shareholders of Beijing Jingtian, Ms. Xinxin Zheng and Ms. Huiling Ying, for their investment in the registered share capital of Beijing Jingtian. The other terms of these agreements are substantially the same as those of the loan agreement and supplementary agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T.

Each of the two shareholders of Shanghai JNet, Mr. Robert Yong Sha and Ms. Huiling Ying, entered into a loan agreement on January 10, 2008 with ChinaCache Beijing, pursuant to which ChinaCache Beijing agreed to provide an interest-free loan facility of RMB500,000 to each of Mr. Robert Yong Sha and Ms. Huiling Ying, for their investment in the registered share capital of Shanghai JNet. The other terms of the loan agreements are substantially the same as those of the loan agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T. In April 2010, Mr. Sha transferred 9% equity interest in Shanghai JNet to Hao Yin, Yongkai Mei and Xiurong Mei, who joined as new shareholders, each holding 3% equity interest, and reduced the outstanding loan payable by Mr. Sha to RMB410,000 by repaying RMB90,000 to ChinaCache Beijing. On April 8, 2010, each of Hao Yin, Yongkai Mei and Xiurong Mei entered into a loan agreement with ChinaCache Beijing with terms substantially similar to those of the loan agreements between ChinaCache Beijing and Robert Yong Sha and Huiling Ying. Pursuant to the loan agreements, ChinaCache Beijing provided an interest-free loan of RMB30,000 to each of Hao Yin, Yongkai Mei and Xiurong Mei for their respective acquisition of 3% equity interest in Shanghai JNet.

ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Jingtian and Shanghai JNet to be used for the operations of Beijing Jingtian and Shanghai JNet and agreed to forego the right to seek repayment in the event that the shareholders of Beijing Jingtian and Shanghai JNet are unable to repay such funding, to the extent permitted by PRC law.

Share Pledge Agreements.  Pursuant to the share pledge agreements entered into on September 23, 2005 among ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T., each shareholder pledged his or her equity interest in Beijing Blue I.T. to ChinaCache Beijing to secure Beijing Blue I.T.’s obligations under the exclusive business cooperation agreement with ChinaCache Beijing. Each shareholder also agreed not to transfer or create any new encumbrance adverse to ChinaCache Beijing on his or her equity interest in Beijing Blue I.T. without the prior written consent of ChinaCache Beijing. During the term of the share pledge agreement, ChinaCache Beijing is entitled to all the dividends declared on the pledged equity interest. If Beijing Blue I.T. fails to perform its contractual obligations, ChinaCache Beijing, as pledgee, will be entitled to certain rights, including the right to take possession and to dispose of the pledged equity interest.

Pursuant to the share pledge agreements entered into on July 31, 2008 among ChinaCache Beijing, each shareholder of Beijing Jingtian, and Beijing Jingtian, each shareholder pledged his or her equity interest in Beijing Jingtian to ChinaCache Beijing to secure Beijing Jingtian’s obligations under the exclusive business cooperation agreement with ChinaCache Beijing. The other terms of the share pledge agreements are substantially the same as those of the share pledge agreements between ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T.

Pursuant to the share pledge agreements dated January 10, 2008 or April 8, 2010 among ChinaCache Beijing, Shanghai JNet and the shareholders of Shanghai JNet, each shareholder of Shanghai JNet pledged his or her equity interest in Shanghai JNet to ChinaCache Beijing to secure Shanghai JNet’s obligations under the exclusive business cooperation agreement with ChinaCache Beijing. The other terms of the share pledge agreements are substantially the same as those of the share pledge agreements between ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T.

We have registered the pledges of the equity interests in Beijing Blue I.T., Beijing Jingtian and Shanghai JNet, with the local administration for industry and commerce.

Irrevocable Power of Attorney.  Each shareholder of Beijing Blue I.T. executed an irrevocable power of attorney on September 23, 2005, appointing ChinaCache Beijing or a person designated by ChinaCache Beijing as his or her attorney-in-fact to attend shareholders’ meetings of Beijing Blue I.T. and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in Beijing Blue I.T. The power of attorney remains valid and irrevocable from the date of its execution, so long as he or she remains the shareholder of Beijing Blue I.T.

Pursuant to the irrevocable power of attorney entered into on July 31, 2008, each shareholder of Beijing Jingtian appointed ChinaCache Beijing or a person designated by ChinaCache Beijing as his or her attorney-in-fact to attend shareholders’ meetings and to vote on his or her behalf on all matters requiring shareholder approval. These powers of attorneys are substantially the same as those granted by each of the shareholders of Beijing Blue I.T. to ChinaCache Beijing.

Pursuant to the irrevocable powers of attorney dated January 10, 2008 or April 8, 2010, each shareholder of Shanghai JNet appointed ChinaCache Beijing or a person designated by ChinaCache Beijing as his or her attorney-in-fact to attend shareholders’ meetings and to vote on his or her behalf on all matters requiring shareholder approval. These powers of attorneys are substantially the same as those granted by each of the shareholder of Beijing Blue I.T. to ChinaCache Beijing.

On May 10, 2010, the above irrevocable power of attorneys were re-signed where such rights are granted to ChinaCache Beijing’s shareholders or a party designated by ChinaCache Beijing’s shareholders.

Agreements that Transfer Economic Benefits to Us

Exclusive Business Cooperation Agreement.  Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T. entered into on September 23, 2005, ChinaCache Beijing agreed to provide Beijing Blue I.T. with exclusive business support and technical and consulting services, including technical services, business consultations, intellectual property licensing, equipment or property leasing, marketing consultancy, system integration, research and development, and system maintenance in return for fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests to any intellectual properties or technologies arising out of or created during the performance of this agreement. Further exclusive technical support and service agreements will be entered into separately pursuant to which the amount and payment of service fees are determined. The term of this agreement is 10 years. This agreement may be extended with ChinaCache Beijing’s written confirmation prior to the expiration date.

The exclusive business cooperation agreement dated July 31, 2008 between ChinaCache Beijing and Beijing Jingtian and the exclusive business cooperation agreement dated January 10, 2008 between ChinaCache Beijing and Shanghai JNet contain terms substantially similar to those of the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T.

Exclusive Technical Consultation and Training Agreement.  On September 23, 2005, ChinaCache Beijing and Beijing Blue I.T. entered into an exclusive technical consultation and training agreement. Under this agreement, ChinaCache Beijing agreed to provide Beijing Blue I.T. with evaluation and analysis of Beijing Blue I.T.’s research and development system, process and results of operations, and training service. In return, Beijing Blue I.T. agreed to pay ChinaCache Beijing service fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests arising out of or created during the performance of this agreement, whether by ChinaCache Beijing or Beijing Blue I.T., including but not limited to, patent, copyright, and know-how property. The initial term of this agreement was five years and it was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010.

Exclusive Technical Support and Service Agreement.  Pursuant to the exclusive technical support and service agreement between ChinaCache Beijing and Beijing Blue I.T., entered into on September 23, 2005, ChinaCache Beijing has the exclusive right to provide Beijing Blue I.T. with technical support and services, including but not limited to, research and development of technology, daily maintenance, monitoring, testing and malfunction resolution of Beijing Blue I.T.’s equipment, and consultation on Beijing Blue I.T.’s network equipment, products and software. In return, Beijing Blue I.T. agreed to pay ChinaCache Beijing service fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests arising out of or created during the performance of this agreement, whether by ChinaCache Beijing or Beijing Blue I.T., including but not limited to, patent, copyright, and know-how property. The initial term of this agreement was five years and it was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010.

Equipment Leasing Agreement.  Under the equipment leasing agreement between ChinaCache Beijing and Beijing Blue I.T. dated September 23, 2005, ChinaCache Beijing agreed to lease its equipment to Beijing Blue I.T. and Beijing Blue I.T. agreed to pay the rent within five business days of the first month of each quarter. Beijing Blue I.T. can only use the equipment to conduct business according to its authorized business scope. The initial term of this agreement was five years and it was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010.

Exclusive Option Agreements.  On September 23, 2005, ChinaCache Holdings entered into exclusive option agreements with Beijing Blue I.T. and each of its two shareholders, Mr. Song Wang and Ms. Jean Xiaohong Kou. Such agreements were amended and supplemented on May 10, 2010. Pursuant to these agreements, the shareholders irrevocably granted ChinaCache Holdings or its designated representative an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Beijing Blue I.T. The consideration in excess of the outstanding loan amount when received by the shareholders upon the exercise of the exclusive option is required to be remitted to ChinaCache Beijing in accordance with PRC law. The shareholders must remit any funds received from Beijing Blue I.T. to ChinaCache Beijing in the manner permitted under PRC law, in the event that any distributions are made by Beijing Blue I.T. pursuant to any written consents by ChinaCache Holdings. ChinaCache Holdings or its designated representative has sole discretion to decide when to exercise the option and whether in part or in full. The terms of these agreements are 10 years. The agreements may be renewed for an additional 10 years at ChinaCache Holdings’ discretion, and the times of such renewals are unlimited.

On July 31, 2008, ChinaCache Beijing entered into exclusive option agreements with Beijing Jingtian and each of its two shareholders, Ms. Xinxin Zheng and Ms. Huiling Ying. Such agreements were amended and supplemented on May 10, 2010. Pursuant to these agreements, the shareholders irrevocably granted ChinaCache Beijing or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest in Beijing Jingtian. ChinaCache Beijing has sole discretion to decide when to exercise the option and whether in part or in full. The term of these agreements is 10 years, which may be renewed at ChinaCache Beijing’s discretion. Other terms of the exclusive purchase option agreement with Beijing Jingtian are substantially the same as those of the agreement between ChinaCache Holdings and Beijing Blue I.T.

ChinaCache Beijing entered into exclusive option agreements with Shanghai JNet and its shareholders, Mr. Robert Yong Sha and Ms. Huiling Ying on January 10, 2008, and Mr. Hao Yin, Mr. Mei Yongkai Mei and Ms. Xiurong Mei on April 8, 2010. The exclusive option agreement of Ying Huiling was amended and supplemented on May 10, 2010, and due to the transfer by Mr. Robert Yong Sha of 9% equity interest in Shanghai JNet, Mr. Sha entered into a new exclusive option agreement on April 8, 2010 to replace the original one. The exclusive option agreement with Shanghai JNet contains terms substantially the same as those of the exclusive options granted by each of the shareholders of Beijing Jingtian to ChinaCache Beijing.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•      the ownership structure of our PRC subsidiary, our PRC affiliated entities and their branches and subsidiaries comply with all existing PRC laws and regulations;

•      each and all of the contracts under the contractual arrangements among our PRC subsidiary, PRC affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•      the business operations of our PRC subsidiary, our PRC affiliated entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of content and application delivery services and other participants in the PRC telecommunications industry, and the Ministry of Commerce, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our content and application delivery business in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties.” In addition, these contractual arrangements may not be as effective in providing us with control over Beijing Blue I.T., Beijing Jingtian and Shanghai JNet as would direct ownership of such entities. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian and Shanghai JNet and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Amounts Due to and from Two Beneficial Owners

In January 2008, we acquired 100% of the equity interest in JNet Holdings from its shareholders, Sundream Holdings Limited and Smart Asia Holdings Limited, and entered into contractual arrangements with Shanghai JNet, an affiliate of JNet Holdings in China, and its shareholders. Sundream Holdings Limited is wholly owned by Mr. Yongkai Mei, and Smart Asia Holdings Limited is wholly owned by Ms. Xiurong Mei. In 2008 and 2009, we paid US$5,341,334 to Sundream Holdings Limited, and US$482,000 to Smart Asia Holdings Limited, respectively, representing cash consideration payment in connection with our acquisition of JNet Holdings. In February 2010, we paid an aggregate amount of US$1,000,000 to Sundream Holdings Limited and Smart Asia Holdings Limited.

Instead of paying the cash consideration to Sundream Holdings Limited and Smart Asia Holdings Limited in accordance with the original installment schedule in connection with our acquisition of JNet Holdings, we agreed with Sundream Holdings Limited and Smart Asia Holdings Limited to allow Shanghai JNet to extend Renminbi loans to Mr. Yongkai Mei and Ms. Xiurong Mei in 2008 and 2009. As of December 31, 2009, the amounts due from Mr. Yongkai Mei and Ms. Xiurong Mei were RMB62.8 million and RMB2.8 million, respectively. On January 28, 2010, we entered into a supplementary agreement with Sundream Holdings Limited and Smart Asia Holdings Limited. Pursuant to the supplementary agreement, we have agreed with Sundream Holdings Limited and Smart Asia Holdings Limited that we will not request Mr. Yongkai Mei and Ms. Xiurong Mei to repay any of the outstanding loans they had taken out from Shanghai JNet, unless and until we make the full and final settlement payment for all of the outstanding consideration for the JNet Holdings acquisition. If we make full and final settlement for all of acquisition considerations, the outstanding balance of loans receivable will be immediately repaid by Mr. Yongkai Mei and Ms. Xiurong Mei to Shanghai JNet. We intend to make full payment for all of the acquisition consideration payables to Sundream Holdings Limited and Smart Asia Holdings Limited according to the terms of the supplementary agreement. As of December 31, 2010, the amounts due from Mr. Yongkai Mei and Ms. Xiurong Mei were RMB56.2 million and RMB2.8 million, respectively. Such outstanding balance of loans receivable was unsecured and interest-free.

In addition, pursuant to the supplementary agreement, we agree to pay Sundream Holdings Limited and Smart Asia Holdings Limited the remaining acquisition consideration calculated based on the pre-tax operating earnings of Shanghai JNet earned each year from 2010 to 2012. Pursuant to the terms of the supplementary agreement, we issued 1,030,215 ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited, based on our initial public offering price of US$13.90 per ADS, to reflect the difference between the our initial offering price and US$1.02952. An additional charge in the amount of US$0.9 million due to such issuance has been recorded in the year ended December 31, 2010.

Sundream Holdings Limited, Smart Asia Holdings Limited, and their respective beneficial owners, Mr. Yongkai Mei and Ms. Xiurong Mei, were third parties unrelated to us prior to our acquisition of JNet Holdings. All transactions related to the acquisition of JNet Holdings were conducted on an arm’s-length basis.

Transactions with Certain Directors and an Entity Controlled by Certain Director

Historically, we advanced funds in company debit cards to our chief executive officer for travel and other business related expenses. As of December 31, 2009, we had a balance of RMB355,000 due from Mr. Song Wang, our co-founder, chairman and chief executive officer, representing such fund advances. The largest amount outstanding since January 1, 2008 was RMB1.19 million as of September 30, 2009. All such advances were fully paid in June 2010.

As of December 31, 2009, we had a balance of RMB5,000 due to Ms. Jean Xiaohong Kou, our co-founder and director, representing reimbursable expenses we owed to Ms. Kou for travel and other business related expenses. Such balance is unsecured, interest free and was fully paid in March 2010.

As of December 31, 2009, we had a balance of RMB182,000 due to Blue I.T. Technologies Limited, an entity 100% owned by Ms. Jean Xiaohong Kou, representing payments made by Blue I.T. Technologies Limited on our behalf for certain expenses related to the initial registration and annual registration renewal of our offshore companies. Such balance is unsecured, interest free and was fully paid in June 2010.

Employment Agreements

See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Stock Incentive Plans

See “Item 6.A. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.”

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                          FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

In December 2010, an Internet data service company in Beijing filed a lawsuit against Beijing Blue I.T. The plaintiff alleged that Beijing Blue I.T. breached the terms of a service agreement with it and sought damages of RMB2.3 million (US$0.3 million). After mediation by the Beijing Second Intermediate People’s Court, both parties have entered into a settlement agreement on March 3, 2011, pursuant to which Beijing Blue I.T. shall pay the plaintiff RMB450,000.

Dividend Policy

We do not have any present plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs by any means it deems legal, fair and practical.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiary in China for our cash needs. Our PRC subsidiary is required to comply with the applicable PRC regulations when it pays dividends to us. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Doing Business in China — We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

B.            Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                          THE OFFER AND LISTING

A.            Offering and Listing Details

Our ADSs, each representing 16 of our ordinary shares, have been listed on the Nasdaq Global Market since October 1, 2010. Our ADSs trade under the symbol “CCIH.” The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Market since the date of our initial public offering.

The last reported closing price for our ADSs on April 20, 2011 was US$17.60 per ADS.

	Market Price (US$)
	High	Low
October 2010	27.83	23.51
November 2010	32.80	23.26
December 2010	28.84	20.79
January 2011	23.67	20.68
February 2011	22.17	16.80
March 2011	21.38	17.86
April 2011 (through April 20, 2011)	18.47	15.91

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ADSs, each representing 16 of our ordinary shares, have been listed on the Nasdaq Global Market since October 1, 2010 under the symbol “CCIH.”

D.            Selling Shareholders

Not applicable.

E.             Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

ITEM 10.                       ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fifth amended and restated memorandum of association set out under the heading “Description of Share Capital—Ordinary Shares and —Differences in Corporate Law” in our F-1 registration statement (File No. 333-169288), as amended, initially filed with the SEC on September 9, 2010.

C.            Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.            Exchange Controls

See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents, —Regulations on Foreign Currency Exchange and —Regulations on Dividend Distribution.”

E.             Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers, Dill & Pearman, our special Cayman Islands counsel, to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or an investor in ADSs or ordinary shares levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC enterprise income tax law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. We are incorporated in the Cayman Islands. We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Under China’s Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.”

Material United States Federal Income Tax Considerations

The following is a summary of certain material United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder described below that acquires and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal tax law and the regulations, rulings, and decisions thereunder, which are subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this summary does not discuss any state, local, or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

Based in part on certain representations we have received from the depositary bank, for United States federal income tax purposes, a U.S. Holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by such ADSs. The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADS, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Beijing Blue I.T., Beijing Jingtian and Shanghai JNet as being owned by us for United States federal income tax purposes, because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ results of operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T., Beijing Jingtian and Shanghai JNet for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of Beijing Blue I.T., Beijing Jingtian and Shanghai JNet for United States federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery services in China and do not expect to be a PFIC in 2011. Our expectation is based on the market value of our ADSs and outstanding ordinary shares during the year and on our use of the other cash that we held and generated in the ordinary course of our business throughout the taxable year ending 2011. Despite our expectation, there can be no assurance that we will not be a PFIC for 2011 and or any subsequent taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC for 2011 or any subsequent taxable year due to changes in our asset or income composition. Because we value our goodwill based on the market value of our equity for these purposes, a decrease in the price of our ADSs may also result in our becoming a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not, or will not, become classified as a PFIC. Because of uncertainties in the application of the relevant rules (as described above), it is possible that the U.S. Internal Revenue Service may successfully challenge our classification of certain income items and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for 2011 or any subsequent taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will become subject to special tax rules discussed below.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, for taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received with respect to our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received with respect to our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if such ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain recognized by non-corporate U.S. Holders is generally subject to U.S. federal income tax at favorable rates. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and gain from the disposition of our ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules the:

•      excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

•      amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•      amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•      interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs continue to be listed on the Nasdaq Global Market and that our ADSs are regularly traded. We believe that our ADSs qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. In the case of a U.S. Holder who has held our ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the U.S. Internal Revenue Service certain information with respect to his or her beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceeds $50,000 during any taxable year. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the U.S. Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our ADSs or ordinary shares.

In addition, dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.             Dividends and Paying Agents

Not applicable.

G.            Statements by Experts

Not applicable.

H.            Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-169288), as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-169390) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.chinacache.com .

I.              Subsidiary Information

Not applicable.

ITEM 11.                       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our consolidated financial statements are expressed in RMB, which is our reporting currency. ChinaCache Holdings, ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian and Shanghai JNet determine their functional currency to be the RMB, while ChinaCache North America Inc., JNet Holdings and ChinaCache Network (Hong Kong) Limited determine their functional currency to be the U.S. dollar. However, substantially all of our businesses are transacted in RMB. We earn substantially all of our revenues and incur most of our expenses in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of the issuance of ordinary shares through our initial public offering, the proceeds from which are being held in our overseas bank accounts in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2010, approximately RMB72.9 million was held in major financial institutions located in China, RMB288.1 million was held in major financial institutions located in Hong Kong, and RMB231.1 million was held in major financial institutions in the U.S. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.                       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D.            American Depositary Shares

Fees and Charges

Holders of our ADSs will be required to pay the following service fees to the depositary bank:

Service		Fees
•	Issuance of ADSs	Up to U.S. 5¢ per ADS issued
•	Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
•	Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
•	Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank
•	Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

Holders of our ADSs will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•      fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•      expenses incurred for converting foreign currency into U.S. dollars;

•      expenses for cable, telex and fax transmissions and for delivery of securities;

•      taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•      fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges holders of our ADSs may be required to pay may vary over time and may be changed by us and by the depositary bank. Holders of our ADSs will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time.

PART II

ITEM 13.                       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                       CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our Chief Executive Officers and our Chief Financial Officer concluded that our disclosure controls and procedures should address the weaknesses and deficiencies as described in “Item 5. Operating and Financial Review and Prospects—Internal Control Over Financial Reporting”, in order to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms. We believe that a system of disclosure controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls and procedures are met.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.                    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kathleen Chien, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

ITEM 16B.                    CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective upon the completion of our initial public offering in October 2010. We have posted a copy of our code of business conduct and ethics on our website at www.chinacache.com.

ITEM 16C.                    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following tables sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, independent registered public accounting firm for the years ended December 31, 2008, 2009 and 2010.  We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2008	2009	2010
	US$	US$	US$
	(In thousands)
Ernst & Young Hua Ming
Audit fees(1)	—	144	778
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
Other fees(4)	—	—	—

(1)  “ Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements. For the year ended December 31, 2010, audit fees also included fees for services rendered in connection with our initial public offering in 2010.

(2)   “Audit-related fees” represent the aggregate fees billed by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)   “Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)   “Other fees” represent the aggregate fees billed by our principal auditors for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services, audit-related services, tax services and other services are described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.                    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.                     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                    CORPORATE GOVERNANCE

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We currently do not intend to follow home country practice with respect to annual meetings and we plan to hold an annual meeting of shareholders in 2011.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

ITEM 17.                       FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                       FINANCIAL STATEMENTS

The consolidated financial statements of ChinaCache International Holdings Limited are included at the end of this annual report.

ITEM 19.                       EXHIBITS

Exhibit Number	Description of Document
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-169288)).

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-169288)).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-169288)).
2.3

Deposit Agreement dated September 30, 2010, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-172962)).

4.1

Form of Underwriting Agreement among the Registrant, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and each of the underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.2

Third Amended and Restated Investors’ Rights Agreement dated August 13, 2010, among the Registrant, Series A, B and C investors, and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.3

Third Amended and Restated Buy-Out Agreement dated May 14, 2010, between the Registrant, Intel Capital (Cayman) Corporation and Intel Capital Corporation (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.4	2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-169288)).
4.5	2008 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-169288)).
4.6	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-169288)).
4.7

Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.8

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.9

Option Agreement dated April 20, 2007, among the Registrant, Song Wang, Xiaohong Kou, and Series B convertible preferred shareholders listed therein (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.10

Supplementary Agreement and Second Supplementary Agreement to the Option Agreement, dated July 15, 2009 and May 14, 2010, respectively, among the Registrant, Consolidated Capital Holdings, Ltd., Song Wang, Xiaohong Kou, and Series B convertible preferred shareholders listed therein (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.11*

Third Supplementary Agreement to the Option Agreement, dated March 7, 2011, among the Registrant, Consolidated Capital Holdings, Ltd., Song Wang, Xiaohong Kou, and Series B convertible preferred shareholders listed therein.

4.12

Series C Preferred Share Purchase Agreement dated December 11, 2009, relating to the sale of the Registrant’s Series C convertible preferred shares to the parties listed therein (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.13

English translation of Loan Agreement dated September 23, 2005, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.14

English translation of Supplementary Agreement to Loan Agreement dated May 10, 2010, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.15

English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.16

English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.17

English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.18

English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.19

English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.20

English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.21

English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.22

English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.23

English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.24

English translation of Supplementary Agreements to Loan Agreement dated May 10, 2010, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.25

English translation of Share Pledge Agreements dated July 31, 2008, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.26

English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.27

English translation of the Exclusive Option Agreement dated July 31, 2008, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.28

English translation of Supplementary Agreements to Exclusive Option Agreements dated May 10, 2010, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.29

English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.30

Share Purchase and Sale Agreement dated December 20, 2007, among the Registrant, JNet Holdings Limited, Sundream Holdings Limited, Smart Asia Holdings Limited, Shanghai JNet and the individuals listed therein (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.31

Supplementary Agreement to Share Purchase and Sale Agreement dated January 28, 2010, among the Registrant, JNet Holdings Limited, Sundream Holdings Limited, Smart Asia Holdings Limited, Shanghai JNet and the individuals listed therein (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.32

English translation of Loan Agreement dated January 10, 2008, between ChinaCache Beijing and one shareholder of Shanghai JNet (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.33

English translation of Loan Agreements dated April 8, 2010, between ChinaCache Beijing and four shareholders of Shanghai JNet (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.34

English translation of Share Pledge Agreement dated January 10, 2008 among ChinaCache Beijing, Shanghai JNet and one shareholder of Shanghai JNet (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.35

English translation of Share Pledge Agreements dated April 8, 2010, among ChinaCache Beijing, Shanghai JNet and four shareholders of Shanghai JNet (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.36

English translation of the Power of Attorney by one shareholder of Shanghai JNet dated January 10, 2008 (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.37

English translation of the Powers of Attorney by four shareholders of Shanghai JNet dated April 8, 2010 (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.38

English translation of the Exclusive Option Agreement dated January 10, 2008, among ChinaCache Beijing, Shanghai JNet and one shareholder of Shanghai JNet (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.39

English translation of Supplementary Agreement to Exclusive Option Agreement dated May 10, 2010 among ChinaCache Beijing, Shanghai JNet and one shareholder of Shanghai JNet (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.40

English translation of the Exclusive Option Agreements dated April 8, 2010 among ChinaCache Beijing, Shanghai JNet and four shareholders of Shanghai JNet (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.41

English translation of the Exclusive Business Cooperation Agreement dated January 10, 2008, between ChinaCache Beijing and Shanghai JNet (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.42

English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288)).

4.43

English translation of Technological Services Framework Agreement dated March 30, 2009, between Beijing Blue I.T. and Shenzhen Tencent Computer Systems Co., Ltd. (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1, as amended (File No. 333-169288)).

8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-169288)).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Ernst & Young Hua Ming

* Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ChinaCache International Holdings Ltd.
By:	/s/ SONG WANG

Name: Song Wang Title: Chairman and Chief Executive Officer

Date: April 21, 2011

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ChinaCache International Holdings Ltd.

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010 and 2009 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Shanghai, the People’s Republic of China

April 21, 2011

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2009	2010
		RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents		64,702	592,706	89,804
Accounts receivable (net of allowance for doubtful accounts of RMB3,905 and RMB3,762 (US$570) as of December 31, 2009 and 2010, respectively)	5	54,520	107,690	16,317
Prepaid expenses and other current assets	6	5,368	12,512	1,896
Deferred tax assets	21	—	4,319	654
Amounts due from related parties	22	100,530	59,002	8,940

Total current assets		225,120	776,229	117,611

Non-current assets:
Property and equipment, net	7	151,009	170,451	25,826
Acquired intangible assets, net	8	3,330	555	84
Goodwill	9	16,989	16,989	2,574
Deferred tax assets	21	—	2,368	359
Long-term deposits		1,179	2,872	435

Total non-current assets		172,507	193,235	29,278

TOTAL ASSETS		397,627	969,464	146,889

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT):
Current liabilities:
Short-term bank borrowings	10	10,000	—	—
Accounts payable		16,936	54,188	8,210
Accrued employee benefits		23,675	24,581	3,724
Accrued expenses and other payables	11	36,102	70,885	10,741
Income tax payable	21	16,048	30,851	4,674
Liabilities for uncertain tax positions	21	22,587	25,096	3,803
Deferred tax liabilities	21	694	134	20
Dividend payable	12	130	130	20
Amounts due to related parties	22	79,690	66,468	10,071
Share-based compensation liability	18	17,515	—	—
Current portion of capital lease obligations	13	6,700	7,456	1,130
Current portion of long-term bank borrowings	14	1,276	—	—

Total current liabilities		231,353	279,789	42,393

Non-current liabilities:
Amounts due to related parties	22	—	6,403	970
Deferred tax liabilities	21	16,822	5	1
Non-current portion of capital lease obligations	13	576	4,428	671

Total non-current liabilities		17,398	10,836	1,642

Total liabilities		248,751	290,625	44,035

Commitments and contingencies	27

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS  (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2009	2010
		RMB	RMB	US$

Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.0001 par value; 73,100,000 shares authorized; 73,076,921 and nil shares issued and outstanding with aggregate liquidation preference of US$9,575 and nil as of December 31, 2009 and 2010, respectively)	17	110,678	—	—
Series B redeemable convertible preferred shares (US$0.0001 par value; 79,800,000 shares authorized; 79,765,142 and nil shares issued and outstanding with aggregate liquidation preference of US$31,139 and nil as of December 31 2009 and 2010)	17	277,722	—	—
Series C redeemable convertible preferred shares (US$0.0001 par value; 45,000,000 shares authorized; 44,780,836 and nil shares issued and outstanding with aggregate liquidation preference of US$14,605 and nil as of December 31, 2009 and 2010, respectively)	17	99,726	—	—

Total mezzanine equity		488,126	—

Shareholders’ (deficit) equity:
Ordinary shares (US$0.0001 par value; 310,000,000 and 1,000,000,000 shares authorized; 84,475,892 and 385,843,484 shares issued and outstanding as of December 31, 2009 and 2010, respectively)		69	270	41
Additional paid-in capital		60,154	1,169,786	177,240
Statutory reserves	19	1,326	1,326	201
Accumulated deficit		(401,284)	(493,504)	(74,773)
Accumulated other comprehensive income		485	961	145

Total shareholders’ (deficit) equity		(339,250)	678,839	102,854

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY		397,627	969,464	146,889

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2008	2009	2010
		RMB	RMB	RMB	US$

Net revenues		291,404	272,370	403,395	61,120
Cost of revenues		(273,262)	(206,181)	(279,749)	(42,386)

Gross profit		18,142	66,189	123,646	18,734

Sales and marketing expenses		(28,481)	(36,775)	(73,125)	(11,080)
General and administrative expenses		(36,491)	(25,469)	(45,311)	(6,865)
Research and development expenses		(16,807)	(16,639)	(28,692)	(4,347)
Post-acquisition settlement consideration	4	—	—	(37,858)	(5,736)
Post
Operating loss		(63,637)	(12,694)	(61,340)	(9,294)

Interest income		261	110	513	78
Interest expense		(6,562)	(16,187)	(4,413)	(669)
Other (expenses) income		(4,567)	(772)	3,102	470
Foreign exchange gain (loss)		3,787	(661)	(4,963)	(752)
Impairment of acquired intangible assets and goodwill	8,9	(75,147)	(6,920)	—	—
Impairment of property and equipment	7	(2,872)	—	—	—

Loss before income taxes		(148,737)	(37,124)	(67,101)	(10,167)

Income tax (expense) benefit	21	(3,063)	(2,043)	11,354	1,720

Net loss		(151,800)	(39,167)	(55,747)	(8,447)

Accretion of redeemable convertible preferred shares to redemption value	17	(34,159)	(36,427)	(47,058)	(7,130)
Effect of foreign exchange rate movement of redeemable convertible preferred shares	17	22,978	350	10,585	1,604
Effect of foreign exchange rate movement on Series B redeemable convertible preferred shares
Net loss attributable to ordinary shareholders		(162,981)	(75,244)	(92,220)	(13, 973)

Loss per share:
Basic	25	(1.73)	(0.78)	(0.58)	(0.09)
Diluted	25	(1.73)	(0.78)	(0.58)	(0.09)

Shares used in loss per share computation:
Basic	25	94,441,786	96,844,453	159,611,374	159,611,374
Diluted	25	94,441,786	96,844,453	159,611,374	159,611,374

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	2008	2009	2010
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net loss	(151,800)	(39,167)	(55,747)	(8,447)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation of property and equipment	60,230	56,961	57,761	8,752
Amortization of acquired intangible assets	21,915	11,679	2,775	420
Provision for (recovery of) doubtful debts	1,370	(15)	77	12
Impairment of acquired intangible assets and goodwill	75,147	6,920	—	—
Impairment of property and equipment	2,872	—	—	—
Loss from disposal of property and equipment	2,339	67	1	—
Deferred tax benefit	(3,578)	(1,023)	(24,064)	(3,646)
Interest expense	4,959	14,538	3,705	561
Foreign exchange (gain) loss	(3,787)	661	4,963	752
Share-based compensation	5,990	14,391	72,162	10,934
Post-acquisition settlement consideration (Note 4)	—	—	37,858	5,736

Changes in operating assets and liabilities excluding the impact arising from acquisition of subsidiaries and interests in variable interest entities:
Accounts receivable	7,281	(6,178)	(53,248)	(8,068)
Prepaid expense and other current assets	5,566	(2,086)	(7,143)	(1,082)
Amounts due from related parties	(218)	840	356	54
Accounts payable	11,747	(12,262)	37,252	5,644
Accrued employee benefits	528	897	906	137
Accrued expenses and other payables	6,988	3,980	2,559	388
Amounts due to related parties	(326)	5	(187)	(28)
Income tax payable	8,070	4,071	14,802	2,243

Net cash provided by operating activities	55,293	54,279	94,788	14,362

Cash flows from investing activities:
Purchases of property and equipment	(75,015)	(37,542)	(45,950)	(6,962)
Acquisition of subsidiaries, net of cash acquired (Note 4)	(34,361)	—	—	—
Increase in amounts due from related parties (Note 22)	(20,274)	(14,681)	—	—
Cash paid pursuant to post-acquisition settlement consideration agreement (Note 4)	—	—	(9,629)	(1,459)
Proceeds from disposal of property and equipment	469	4,455	4	1

Net cash used in investing activities	(129,181)	(47,768)	(55,575)	(8,420)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS  (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	2008	2009	2010
	RMB	RMB	RMB	US$

Cash flows from financing activities:

Proceeds from issuance of Series C redeemable convertible preferred shares	—	40,427	34,586	5,240
Proceeds from issuance of convertible notes	24,639	—	—	—
Net proceeds from the initial public offering	—	—	494,050	74,856
Proceeds from bank borrowings	7,794	12,000	—	—
Repayment of bank borrowings	(3,456)	(5,062)	(11,276)	(1,708)
Payment for repurchase of ordinary shares	—	—	(20,486)	(3,104)
Payment of dividend	(400)	(2,070)	—	—

Net cash provided by financing activities	28,577	45,295	496,874	75,284

Net (decrease) increase in cash and cash equivalents	(45,311)	51,806	536,087	81,226
Cash and cash equivalents at beginning of the year	57,720	12,883	64,702	9,803

Effect of foreign exchange rate changes on cash	474	13	(8,083)	(1,225)
Cash and cash equivalents at end of the year	12,883	64,702	592,706	89,804

Supplemental disclosures of cash flow information:

	2008	2009	2010
	RMB	RMB	RMB	US$

Income taxes paid	1,697	390	804	122
Interest paid	1,603	1,649	708	107
Interest received	261	110	275	42
Acquisition of property and equipment through capital leases	17,442	1,498	13,569	2,056
Conversion of 2008 convertible notes into Series C redeemable convertible preferred shares	—	24,639	—	—
Acquisition of subsidiaries (Note 4)	77,004	—	—	—
Imputed interest for amount due to related party	3,051	1,769	—	—
Acquisition of property and equipment included in accrued expenses and other payables	(16,286)	(19,247)	28,343	4,294
Conversion of redeemable convertible preferred shares to common shares concurrent with initial public offering	—	—	524,599	79,485

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ (deficit) equity
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2008	91,345,644	74	13,936	1,326	(142,582)	(2)	(127,248)

Net loss	—	—	—	—	(151,800)	—	(151,800)
Foreign currency translation adjustment	—	—	—	—	—	474	474
Comprehensive loss	—	—	—	—	—	—	(151,326)
Issuance of ordinary shares for the acquisition of a subsidiary	5,566,955	4	24,692	—	—	—	24,696
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	—	—	(9,998)	—	(9,998)
Effect of foreign exchange rate movement on Series A redeemable convertible preferred shares	—	—	—	—	6,517	—	6,517
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	(24,161)	—	(24,161)
Effect of foreign exchange rate movement on Series B redeemable convertible preferred shares	—	—	—	—	16,461	—	16,461
Share options granted to non-employees (Note 18 (b))	—	—	2,099	—	—	—	2,099
Founder’s option (Note 18 (c))	—	—	(1,191)	—	—	—	(1,191)

Balance at December 31, 2008	96,912,599	78	39,536	1,326	(305,563)	472	(264,151)

Net loss	—	—	—	—	(39,167)	—	(39,167)
Foreign currency translation adjustment	—	—	—	—	—	13	13
Comprehensive loss	—	—	—	—	—	—	(39,154)
Repurchase of ordinary shares (Note 23)	(12,436,707)	(9)	—	—	(20,477)	—	(20,486)
Beneficial conversion feature of 2008 convertible promissory notes (Note 15 (c))	—	—	9,646	—	—	—	9,646
Beneficial conversion feature of Series C redeemable convertible preferred shares	—	—	5,655	—	—	—	5,655
Accretion of Series A redeemable convertible redeemable preferred shares to redemption value	—	—	—	—	(8,046)	—	(8,046)
Effect of foreign exchange rate movement on Series A redeemable convertible preferred shares	—	—	—	—	100	—	100
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	(22,726)	—	(22,726)
Effect of foreign exchange rate movement on Series B redeemable convertible preferred shares	—	—	—	—	250	—	250
Accretion of Series C redeemable convertible preferred shares to redemption value	—	—	—	—	(5,655)	—	(5,655)
Redemption of Series B redeemable convertible preferred shares	—	—	3,359	—	—	—	3,359
Founder’s option (Note 18 (c))	—	—	1,958	—	—	—	1,958

Balance at December 31, 2009	84,475,892	69	60,154	1,326	(401,284)	485	(339,250)

Net loss	—	—	—	—	(55,747)	—	(55,747)
Foreign currency translation adjustment	—	—	—	—	—	476	476
Comprehensive loss	—	—	—	—	—	—	(55,271)
Issuance of ordinary shares upon the initial public offering, net of offering expenses of USD (RMB491,369,000)	94,771,952	62	491,307	—	—	—	491,369
Conversion of redeemable convertible preferred shares to common shares concurrent with initial public offering	205,565,425	138	524,461	—	—	—	524,599
Issuance of ordinary shares to Former JNet Group shareholders (Note4 (a))	1,030,215	1	6,026	—	—	—	6,027
Effect of foreign exchange rate movement on Series A redeemable convertible preferred shares	—	—	—	—	2,232	—	2,232
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	(21,055)	—	(21,055)
Effect of foreign exchange rate movement on Series B redeemable convertible preferred shares	—	—	—	—	5,932	—	5,932
Accretion of Series C redeemable convertible preferred shares to redemption value	—	—	—	—	(26,003)	—	(26,003)
Effect of foreign exchange rate movement on Series C redeemable convertible preferred shares	—	—	—	—	2,421	—	2,421
Options to employees (Note 18 (a))	—	—	79,805	—	—	—	79,805
Founder’s option (Note 18 (c))	—	—	8,992	—	—	—	8,992
Effective repurchase of shares	—	—	(959)	—	—	—	(959)

Balance at December 31, 2010	385,843,484	270	1,169,786	1,326	(493,504)	961	678,839
Balance at December 31, 2010 (US$)	385,843,484	41	177,240	201	(74,773)	145	102,854

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

1.                          ORGANIZATION

ChinaCache International Holdings Ltd. (the ‘‘Company’’) was incorporated under the laws of the Cayman Islands on June 29, 2005. Upon incorporation, the Company was 99% owned by Consolidated Capital Holdings Ltd (‘‘CCH’’) which was under the control of Mr. Wang Song and his spouse Kou Xiaohong, (collectively known as the ‘‘Founders’’). Subsequently on April 12, 2007, CCH transferred 15% of its interest in the Company to Harvest Century International Limited (‘‘HCI’’), a company which is 100% owned by Ms. Kou Xiaohong. On September 23, 2005, April 20, 2007 and December 29, 2009, the Company issued redeemable convertible preferred shares to third party investors (Note 17).

The Company completed its Initial Public Offering (“IPO”) on October 1, 2010, whereby 94,771,952 new ordinary shares or 5,923,247 American Depositary Shares (“ADS”) were issued for consideration of $0.86875 per ordinary share or $13.90 per ADS. Concurrent with the Company’s IPO, all of the Company’s classes of issued and outstanding Series A, B and C redeemable convertible preferred shares were automatically converted into 205,565,425 ordinary shares of the Company.

The Company through its subsidiaries and variable interest entities noted below are principally engaged in the provision of Content and Application Delivery services in the People’s Republic of China (the “PRC”).

As of December 31, 2010, subsidiaries of the Company and variable interest entities where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%	Provision of Technical Consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%	Provision of Content and Application Delivery services

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%	Provision of Content and Application Delivery services

JNet Holdings Limited (“JNet Holdings”)*	September 27, 2007	British Virgin Islands	100%	Investment holding

Variable Interest Entities (the “VIEs”)

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT” )	June 7, 1998	The PRC	—	Provision of Content and Application Delivery services

Shanghai JNet Telecom Co., Ltd. (“Shanghai JNet”)*	January 22, 2007	The PRC	—	Provision of Content and Application Delivery services

Beijing Jingtian Technology Limited (“Beijing Jingtian”) **	September 1, 2005	The PRC	—	Provision of Content and Application Delivery services

*Acquired on January 11, 2008

**Acquired on July 31, 2008

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

1.             ORGANIZATION (CONTINUED)

The above organization structure reflects the following transactions which were undertaken by the Company to restructure the Company in contemplation of its IPO:

(a)         ChinaCache Beijing was established by the Company on August 25, 2005, as a wholly-owned foreign enterprise.

(b)        Beijing Blue IT was under the control of the Founders, since its establishment on June 7, 1998. On September 23, 2005, the Company, ChinaCache Beijing and the Founders (‘‘Nominee Shareholders’’) entered into a series of contractual arrangements with Beijing Blue IT (the “Reorganization’’), including the Exclusive Option Agreement, the Exclusive Business Cooperative Agreement, Technology Support and Services Agreement, Exclusive Technical Consultation and Training Agreement, Equipment Leasing Agreement, the Loan Agreement, the Power of Attorney Agreement and the Share Pledge Agreement (collectively, the ‘‘VIE Agreements’’), which collectively obligated the Company as the primary beneficiary of Beijing Blue IT, a variable interest entity to the Company. Since the Company, ChinaCache Beijing and Beijing Blue IT were under common control by the Founders immediately before and after the Reorganization, the transaction was accounted for as a legal reorganization of entities under common control, using historical cost. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

(c)         ChinaCache US was established by the Company in the United States as a 100% owned subsidiary of the Company on August 16, 2007.

(d)        JNet Holdings was incorporated under the laws of the British Virgin Islands as a limited liability company on September 27, 2007. JNet Holdings Ltd. operates through Shanghai JNet, its consolidated variable interest entity which is principally engaged in the provision of telecom value added services in the PRC. JNet Holdings and Shanghai JNet are collectively referred as JNet Group.

On January 11, 2008, the Company completed  its share purchase and sale agreement with Sundream Holdings Ltd. and Smart Asia Holdings Ltd. (collectively referred as “JNet Group Shareholders”) to acquire 100% equity interest of JNet Holdings. As an integral part of this transaction, ChinaCache Beijing and two of its employees (“Nominee Shareholders”) entered into a series of contractual arrangements with Shanghai JNet, including the Exclusive Option Agreement, the Exclusive Business Cooperative Agreement, the Loan Agreement, the Power of Attorney Agreement and the Share Pledge Agreement (collectively, the “VIE Agreements”), which collectively obligated ChinaCache Beijing as the primary beneficiary of Shanghai JNet, a variable interest entity to the Company.

(e)         ChinaCache HK was established by the Company in Hong Kong as a fully owned subsidiary on April 7, 2008.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

1.                          ORGANIZATION (CONTINUED)

(f)           Beijing Jingtian was established by a third party on September 1, 2005. On July 31, 2008, ChinaCache Beijing through two of its employees completed the acquisition of a 100% interest in Beijing Jingtian, and entered into a series of contractual arrangements with the nominee employees (“Nominee Shareholders”) and Beijing Jingtian, including the Exclusive Option Agreement, the Exclusive Business Cooperative Agreement, the Loan Agreement, the Power of Attorney Agreement and the Share Pledge Agreement (collectively, the “VIE Agreements”), which collectively obligated  ChinaCache Beijing as the primary beneficiary of Beijing Jingtian, a variable interest entity to the Company.

The following is a summary of the various VIE agreements:

Exclusive option agreement

Pursuant to the exclusive option agreement amongst the Company and the Nominee Shareholders of Beijing Blue IT, the Nominee Shareholders irrevocably granted the Company or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominee Shareholders in Beijing Blue IT, when and to the extent permitted under PRC law, at an amount equal to either a) the outstanding loan amount pursuant to the loan agreement owed by the Nominee Shareholders or b) the lowest permissible purchase price as set by PRC law. Such consideration, if in excess of the outstanding loan amount, when received by the Nominee Shareholders upon the exercise of the exclusive option is required to be remitted in full to ChinaCache Beijing.  Beijing Blue IT cannot declare any profit distributions or grant loans in any form without the prior written consent of the Company. The Nominee Shareholders must remit in full any funds received from Beijing Blue IT to ChinaCache Beijing, in the event any distributions are made by the VIEs pursuant to any written consents of the Company.

Similar exclusive option agreements were signed by ChinaCache Beijing with the VIEs, Shanghai JNet and Beijing Jingtian, respectively.

Exclusive business cooperation agreement

Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing and the VIEs, ChinaCache Beijing is to provide exclusive business support, technical and consulting services including technical services, business consultations, intellectual property licenses, equipment or property leasing, marketing consultancy, system integration, product research and development and system maintenance in return for fees based on of a percentage of the VIEs’ profit before tax, which is adjustable at the sole discretion of ChinaCache Beijing.

ChinaCache Beijing also agreed to provide unlimited financial support to Shanghai JNet and Beijing Jingtian for their operations and agree to forego the right to seek repayment in the event Shanghai JNet and Beijing Jingtian are unable to repay such funding.

Exclusive technology support and services agreement/Exclusive technical consultation and training agreement/Equipment Leasing agreement

Pursuant to the technology support and services agreement between ChinaCache Beijing and Beijing Blue IT, ChinaCache Beijing is to provide research and development, technical support, consulting and training services in return for fees, which is adjustable at the sole discretion of ChinaCache Beijing.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

1.                          ORGANIZATION (CONTINUED)

Loan agreement

The Company provided a loan facility of RMB10,000,000 to the Nominee Shareholders of Beijing Blue IT for the purpose of providing capital to Beijing Blue IT to develop its business. In addition, the Company also agreed to provide unlimited financial support to Beijing Blue IT for its operations and agree to forego the right to seek repayment in the event Beijing Blue IT is unable to repay such funding.

ChinaCache Beijing provided a loan facility of RMB1,000,000 to the Nominee Shareholders of Shanghai JNet for the purpose of providing capital to Shanghai JNet to develop its business. In addition, ChinaCache Beijing also provided a loan of RMB100,000 to the Nominee Shareholders of Beijing Jingtian for their investment in the registered share capital.

Power of attorney agreement

The Nominee Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs to ChinaCache Beijing, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association.

Share pledge agreement

Pursuant to the share pledge agreement between ChinaCache Beijing and the Nominee Shareholders, the Nominee Shareholders have pledged all their equity interests in the VIEs to guarantee the performance of the VIEs’ obligations under the exclusive business cooperation agreements.

If the VIEs breach their respective contractual obligations under the business cooperation agreements, ChinaCache Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The Nominee Shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in the VIEs without the prior written consent of ChinaCache Beijing.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to ChinaCache Beijing. In addition, through the other aforementioned VIE agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and majority of the profits of the VIEs either directly or through ChinaCache Beijing. Thus, the Company is also considered the primary beneficiary of the VIEs either directly or through ChinaCache Beijing. As a result of the above, the Company consolidates the VIEs under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

1.                          ORGANIZATION  (CONTINUED)

Subsequently, in May 2010, the following supplementary agreements were entered into:

The Company, through ChinaCache Beijing, agreed to provide unlimited financial support to Shanghai JNet and Beijing Jingtian for their operations and agree to forego the right to seek repayment in the event these two VIEs are unable to repay such funding. Concurrently, the agreement by ChinaCache Beijing through the exclusive business cooperation agreements to provide unlimited financial support to these two VIEs were cancelled.

ChinaCache Beijing also assigned the power of attorney agreement to ChinaCache Beijing’s shareholders or a party designated by ChinaCache Beijing’s shareholders, to whom it granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association.

Accordingly, as a result of the power to direct the activities of Shanghai JNet and Beijing Jingtian pursuant to the power of attorney agreement and the obligation to absorb the expected losses of Shanghai JNet and Beijing Jingtian through the unlimited financial support, ChinaCache Beijing ceased to be the primary beneficiary and the Company became the primary beneficiary of these two VIEs in May, 2010. Similarly, the Company, which now has both the power to direct the activities of Beijing Blue I.T. pursuant to the power of attorney agreement, as well as its continuing obligation to absorb the expected losses of Beijing Blue I.T., the Company continued to be the primary beneficiary of Beijing Blue I.T.

In April 2010, one of the original Nominee Shareholders of Shanghai JNet transferred 9% of their equity interests in Shanghai JNet to three additional individual persons. Accordingly, these three new Nominee Shareholders also became parties to the above applicable agreements.

As of December 31, 2010, the aggregate carrying amounts of the total assets and total liabilities of the VIEs were RMB383,829,000 and RMB303,918,000, respectively. There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)              Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

(b)              Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation. Results of acquired subsidiaries or VIEs are consolidated from the date on which control is transferred to the Company.

(c)          Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and acquired intangible assets, assessing the initial valuation of and subsequent impairment of long-lived assets, acquired intangible assets and related goodwill, determining the provision for accounts receivable, accounting for deferred income taxes, accounting for share-based compensation arrangements and accounting for the Company’s post-acquisition settlement consideration and subsequent changes in this estimated forecasted liability amount (Note 4(a)). The valuation of and accounting for the Company’s financial instruments (Note 15, 16, 17 and 18) also requires significant estimates and judgments provided by management.  Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)                       Foreign currency

The functional currency of the Company and each of its subsidiaries is the Renminbi (“RMB”), except for ChinaCache US, which is the United States dollar (“US$”), as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB.  Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Assets and liabilities of ChinaCache US are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive income (loss) as a component of shareholders’ equity (deficit).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

(e)          Convenience translation

Amounts in United States dollars (‘‘US$’’) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.6000 on December 31, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)                          Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

(g)              Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased.

(h)                     Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Optical Fibers	20 years
Computer equipment	3-5 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense when incurred, whereas the cost of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The Company did not recognize any capitalized interest during the years ended December 31, 2008, 2009 and 2010.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)                        Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2009 and 2010 were related to its acquisition of JNet Group (Note 4(a)).  In accordance with ASC topic 350, “Goodwill and Other Intangible Assets” (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as impairment loss.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Company has determined that it has four reporting units, JNet Group, Beijing Blue IT (which includes Beijing Jingtian), ChinaCache Beijing and ChinaCache US. Goodwill resides or is allocable to only one of the Company’s reporting units, which is JNet Group. As of December 31, 2009 and 2010, the Company performed impairment tests on goodwill in a two step process. The Company determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flows associated with the reporting unit.  The discounted cash flows for the reporting unit were based on five year projections.  Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions.  Cash flow after the fifth year were estimated using a terminal value calculation, which considered terminal value growth rate at 3%, considering long term revenue growth rates for entities in the relevant industries in the PRC.  The discount rates of approximately 25% and 23% as of December 31, 2009 and 2010, respectively, were derived and used in the valuations which reflect the market assessment of the risks specific to JNet Group and its industry and is based on the weighted average cost of capital for that particular reporting unit.  The resulting fair value of the reporting unit as at December 31, 2010 was higher than its carrying value, and as such, the Company was not required to complete the second step, therefore no impairment losses were recognized for the year ended December 31, 2010. As at December 31, 2009, the resulting fair value of the reporting unit was lower than its carrying value, and therefore the Company performed the second step of the goodwill impairment test to determine the amount of impairment loss to be recorded.

For the years ended December 31, 2008, 2009 and 2010, the Company recognized an impairment on its goodwill derived from the acquisition JNet Group of approximately RMB53,156,000, RMB3,046,000 and nil, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)                        Acquired intangible assets

Acquired intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the acquired intangible assets. The estimated useful life for the acquired intangible assets is as follows:

Purchased software	3 years
Supplier contracts*	3.5 years
VAS license*	4.5 years
Customer relationship*	3 years
Non-compete agreement*	4 years

* Acquired in the JNet Group acquisition (Note 4(a))

(k)                     Impairment of long-lived assets and acquired intangibles

The Company evaluates its long-lived assets or asset group, including acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable.  When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.  Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.  The Company recorded impairment charges associated with its long-lived assets and acquired intangibles as follows:

	Years ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

Impairment of acquired intangible assets	21,991	3,874	—	—
Impairment of property and equipment	2,872	—	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)                        Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables, short-term bank borrowings, accounts payable, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The carrying amount of our long-term bank borrowings approximates its fair value, which was estimated based on quoted market interest rates. The share-based compensation liability was initially recognized at fair value on the date of grant and was subsequently remeasured at the end of each reporting period through to date of the Company’s IPO (“final remeasurement”), with any adjustment to its fair value recorded to current period expense. Such share-based compensation liability was reclassified to additional paid-in capital after its final remeasurement. Existing unvested share options are accounted for as equity awards going forward. The convertible promissory notes were initially recognized at the face value and subsequently accreted to the redemption value using the effective interest method. The redeemable convertible preferred shares are initially recognized based on residual proceeds after allocation to the detachable redeemable convertible preferred shares warrants (Note 17) at fair value, if applicable. Post-acquisition settlement consideration relating to the acquisition of JNet Group (Note 4(a)) is initially measured at fair value on the date of the related supplementary agreement and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its convertible promissory notes, redeemable convertible preferred shares, redeemable convertible preferred stock warrants, share-based compensation awards and post-acquisition settlement consideration that are recognized in the consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)                  Revenue recognition

The Company provides a suite of content and application delivery services and solutions within its one class of services, such as, web page content services; file transfer services; rich media streaming services; guaranteed application delivery; managed internet data services; and value-added services to its customers that in turn improve the performance, reliability and scalability of their internet services and applications.

Consistent with the criteria of Staff Accounting Bulletin No. 104, “Revenue Recognition”, the Company recognizes revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

The Company’s services are provided under the terms of a one-year master service agreement, which will typically accompany a one-year term renewal option with the same terms and conditions. Customers can choose at the outset of the arrangement to either use the Company’s services through a monthly fixed bandwidth or traffic volume usage and fee arrangement or choose a plan based on actual bandwidth or traffic volume used during the month at fixed pre-set rates. The Company recognizes and bills for revenue for excess usage, if any, in the month of its occurrence to the extent a customer’s usage of the services exceeds their pre-set monthly fixed bandwidth usage and fee arrangements. The rates as specified in the master service agreements are fixed for the duration of the contract term and are not subject to adjustment.

The Company may charge its customers an initial set-up fee prior to the commencement of their services.  To date these amounts have been insignificant, however, the Company’s policy is to record these initial set-up fees as deferred revenue and recognize them as revenue ratably over the estimated life of the customer arrangement. Generally, all the Company’s customers’ arrangements will require some amount of initial set-up along with the selected service subscription.

The Company’s PRC subsidiaries and VIEs are subject to business tax on revenues related to certain types of services at various rates as below:

	Before February	After March	After December
	2008 (inclusive)	2008 (inclusive)	2010(inclusive)
	%	%	%
ChinaCache Beijing	5%	5%	5.5%
Beijing Blue IT	5.5%	3.3%	3.3%
Shanghai JNet	3.27%	3.27%	3.27%
Beijing Jingtian	5.5%	5.5%	5.5%

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized.  The business tax expenses for the years ended December 31, 2008 ,2009 and 2010  amounted to approximately RMB14,178,000, RMB13,756,000 and RMB18,298,000 (US$2,788,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)                     Non-monetary transactions

The Company entered into business cooperation agreements with internet service providers (“ISPs”), in which the Company’s services were exchanged for internet data center (“IDC”) services from ISPs.  ISPs generally provide storage facilities in their IDC engine rooms to the Company and provide IP addresses and independent exchange ports for the Company’s nodes and connection with the ISP’s network.  Revenue from non-monetary transactions was recorded at the fair value of the services received in accordance with ASC 845, “Accounting for Non-monetary Transactions,” as the fair value of the services received is more clearly evident than the fair value of the services surrendered.  The corresponding cost of providing services to ISPs of the same amount is included in the cost of services.  The Company recorded total non-monetary revenue and service transactions for the years ended December 31, 2008, 2009 and 2010 of approximately RMB6,494,000, RMB1,038,000 and RMB 432,000 (US$65,000), respectively.

(o)                     Cost of revenues

Cost of revenue consists primarily of depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, purchase of bandwidth and other overhead expenses directly attributable to the provision of Content and Application Delivery services.

ChinaCache Beijing is subject to business tax and other surcharges on the revenues earned for exclusive business support, technical and consulting services provided to the Company’s VIEs, pursuant to the VIE agreements (Note 1). Such business tax and other surcharges are accrued and charged to cost of revenues as the related exclusive business support, technical and consulting services are rendered.

(p)                     Advertising expenditures

Advertising expenditures are expensed as incurred.  Advertising expenditures, included in sales and marketing expenses, amounted to approximately RMB2,177,000, RMB2,535,000 and RMB3,215,000 (US$487,000), for the years ended December 31, 2008, 2009 and 2010, respectively.

(q)                     Research and development costs

Research and development costs consist primarily of payroll and related personnel costs for minor routine upgrades and related enhancements to the Company’s services and network. Costs incurred in the development of the Company’s services are expensed as incurred. To date, the amount of costs qualifying for capitalization has been insignificant.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

(r)                       Leases

Leases are classified at the inception date as either a capital lease or an operating lease.  The Company did not enter into any leases whereby it is the lessor for any of the periods presented.  As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A lease involving integral equipment is a capital lease only if condition (a) or (b) exists.  A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases.  The Company leases office space and employee accommodation under operating lease agreements.  Certain of the lease agreements contain rent holidays.  Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.  The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. The excess of rent expense and rent paid, as the case may be for respective leases, is recorded as deferred rental included in the prepaid expenses and other current assets in the consolidated balance sheets.

(s)                       Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Company adopted ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The cumulative effects of applying ASC 740, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company’s adoption of ASC 740 did not result in any adjustment to the opening balance of the Company’s accumulated deficit as of January 1, 2007.

The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “interest expense” and “other expenses,” respectively, in the consolidated statements of operations.  The Company’s estimated liability for unrecognized tax benefits and the related interests and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)                        Share-based compensation

Share options granted to employees and non-employees are accounted for under ASC 718 Compensation — Stock Compensation. In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award.  All grants of share options to employees classified as equity awards are recognized in the financial statements over their requisite service period based on their grant date fair values.  All grants of share options to employees classified as liability awards are remeasured at the end of each reporting period with any fair value adjustments recorded to the current period expense. The Company has elected to recognize compensation expenses using the accelerated method for its share options granted.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2009 and 2010, the Company estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

The Company, with the assistance of Greater China Appraisal Limited (“GCA”) (for the years ended December 31, 2008 and 2009) and Avista Valuation Advisory Limited (“Avista”) (for the year ended December 31, 2010), determined the estimated fair values of the share options granted to employees and non-employees using the binomial option pricing model.

The Company records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, “Equity-based Payments to Non-Employees.” For the awards granted to non-employees, the Company will record compensation expenses equal to the fair value of the share options at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)                     Net loss per share

In accordance with ASC 260, “Earnings per Share,”  basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s redeemable convertible preferred shares (Note 17) are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the participating securities do not have contractual rights and obligations to share in the losses of the Company. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s redeemable convertible preferred shares and convertible promissory notes, using the if-converted method, and ordinary shares issuable upon the conversion of the share options (Note 18), using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

(v)                      Comprehensive income ( loss)

Comprehensive income (loss) is defined as the increase (decrease) in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.  Comprehensive income (loss) is reported in the statements of changes of shareholders’ equity (deficit).  Accumulated other comprehensive income (loss) of the Company includes foreign currency translation adjustments related to ChinaCache US, whose functional currency is US$.

(w)                   Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker, reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment through the provision of a single class of global services for accelerating and improving the delivery of content and applications over the Internet. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

(x)                     Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB7,893,000, RMB8,053,000 and RMB8,295,000 (US$1,257,000) for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

(y)                      Recently adopted accounting pronouncements

In October 2009, the FASB issued ASU No. 2009-13 (‘‘ASU 2009-13’’), ‘‘Multiple-Deliverable Revenue Arrangements.’’ ASU 2009-13 amends ASC sub-topic 605-25 (‘‘ASC 605-25’’), ‘‘Revenue Recognition: Multiple-Element Arrangements,’’ regarding revenue arrangements with multiple deliverables. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2009-13 will have a material impact on the consolidated financial statements.

In December 2010, the FASB issued an Accounting Standards Update (“ASU”) No. 2010-28, Intangibles—Goodwill and Other (Topic 350) (“ASU 2010-28”).  This ASU amends the Accounting Standards Codification (“ASC”) Topic 350.  ASU 2010-28 clarifies the requirement to test for impairment of goodwill.  ASC Topic 350 requires that goodwill be tested for impairment if the carrying amount of a reporting unit exceeds its fair value.  Under ASU 2010-28, when the carrying amount of a reporting unit is zero or negative an entity must assume that it is more likely than not that a goodwill impairment exists, perform an additional test to determine whether goodwill has been impaired and calculate the amount of that impairment.  The modifications to ASC Topic 350 resulting from the issuance of ASU 2010-28 are effective for fiscal years beginning after December 15, 2010 and interim periods within those years. Early adoption is not permitted.  The adoption of ASU 2010-28 is not expected to have a material effect on the Company’s consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

3.             CONCENTRATION OF RISK

(a)                     Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables and amounts due from related parties.  As of December 31, 2009 and 2010, RMB24,700,000 and RMB 72,939,000 (US$11,051,000), respectively, were deposited with major financial institutions located in the PRC, and RMB 38,374,000 and RMB288,121,000 ( US$ 43,655,000 ), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, and RMB 1,342,000 and RMB 515,000 (US$ 78,000), respectively held in the major financial institutions in United States of America, and nil and RMB 231,100,000 (US$35,015,000), respectively held in the major financial institutions located in Europe. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.  Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.  However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law.  Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy.  In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006.  Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased.  In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b)                     Business, supplier, customer, and economic risk

The Company participates in a relatively young and dynamic industry that is heavily reliant and also susceptible to complementary and/or competitive technological advancements.  The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows:

(i)                         Business Risk - Third parties may develop technological or business model innovations that address content delivery requirements in a manner that is, or is perceived to be, equivalent or superior to the Company’s services.  If competitors introduce new products or services that compete with, or surpass the quality, price or performance of the Company’s services, the Company may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Company to generate reasonable rates of return on its investment.

(ii)                      Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Company’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network.  There can be no assurance that the Company are adequately prepared for unexpected increases in bandwidth demands by its customers.  The communications capacity the Company has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers.  Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers.  For the years ended on December 31, 2008, 2009 and 2010, 98%, 99% and 99% of bandwidth resources in term of costs were leased from the two major PRC telecom carriers, China Telecom and China Unicom.

3.                          CONCENTRATION OF RISK (CONTINUED)

(c)                      Business, supplier, customer, and economic risk (Continued)

(iii)                   Customer Risk - Revenue concentration on certain customers.  The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers.  Although the Company has a diversified base of customers covering its one class of services, such as, webpage content services, file transfer services, rich media streaming service, guaranteed application services and managed internet data services, the Company does depend on a limited number of customers for a substantial portion of their revenue, and the loss of, or a significant shortfall in demand from, these

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

customers could significantly harm the Company’s results of operations. Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years as of December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000

Customer A	48,334	*	*	*
Customer B	*	41,725	*	*
Customer C	*	*	62,923	9,534

* indicates the revenue from these customers was less than 10% in the stated periods.

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Customer B	9,607	*	*
Customer C	*	14,473	2,193
Customer D	*	20,376	3,087

* indicates the accounts receivable from these customers was less than 10% of the stated year-end balance.

(iv)                  Emerging or unproven business models of customers.  Many of the Company’s existing and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for the Company’s services, and the Company’s growth and prospects may be materially and adversely affected.

(v)                     Political, economic and social uncertainties.  The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.  Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions.  There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

3.                          CONCENTRATION OF RISK (CONTINUED)

(b)                     Business, supplier, customer, and economic risk (Continued)

(vi)                  Regulatory restrictions.  The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services.  Accordingly, the Company’s subsidiary, ChinaCache Beijing is currently ineligible to apply for the required licenses for providing content and application delivery services in China.  As a result, the Company operates its business in the PRC through its VIEs, which holds the licenses and permits required to provide content and application delivery services in the PRC.  The PRC Government may also choose at anytime to block access to the Company’s customers’ content which could also materially impact the Company’s ability to generate revenue.

(c)          Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies.  On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China.  However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies.  All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.  Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(d)         Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  The appreciation of the RMB against US$ was approximately 6.4%, 0.1% and 3.1% in the years ended December 31, 2008, 2009 and 2010 respectively.  While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

4.       ACQUISITION OF SUBSIDIARIES AND INTERESTS IN VARIABLE INTEREST ENTITIES

As part of the Company’s business expansion strategy to develop its business in the PRC, the Company acquired the following subsidiaries and interests in VIEs during the year ended December 31, 2008:

Name of subsidiaries/VIEs acquired	Date of acquisition	Percentage of equity interests acquired

JNet Holdings	January 11, 2008	100%

Shanghai JNet	January 11, 2008	—

Beijing Jingtian	July 31, 2008	—

The results of operations of the acquired entities have been included in the consolidated statements of operations from the date of acquisition.

(a)      JNet Group

As described in Note 1, the Company acquired JNet Group on January 11, 2008 for total purchase consideration of RMB126,308,000 broken down as follows:

RMB’000
Purchase consideration:
Payment of cash	100,049
Issuance of the Company’s ordinary shares (Note a)	26,259
Total fair value of purchase price consideration	126,308

Note a: The Company determined the fair value of the ordinary share consideration with the assistance of an independent valuation firm.

The agreement also included certain earn-out provisions that would be paid to the sellers. As the outcome of these contingent payments was not determinable beyond a reasonable doubt, no such amounts were included as purchase consideration as of the acquisition date.

The above cash and share consideration was to be paid in four installments by the Company in January 2008, May 2008, May 2009 and January 2010. As of December 31, 2009, the unpaid consideration, mainly consisted of outstanding cash consideration, amounting to approximately RMB59,018,000. The Company did not pay the cash consideration in accordance with the installment schedule since the Company did not have sufficient US$ funds and were unable to remit RMB to the sellers due to the foreign currency restrictions imposed by the PRC government. Therefore, the Company agreed to allow Shanghai JNet to provide RMB loans to the sellers subsequent to the acquisition date. As of December 31, 2009, loan receivables due from the sellers amounted to approximately RMB65,590,000.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

4.       ACQUISITION OF SUBSIDIARIES AND INTERESTS IN VARIABLE INTEREST ENTITIES (CONTINUED)

(a)      JNet Group (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as at the date of acquisition:

RMB’000

Current assets	45,155
Property and equipment, net	3,679
Supplier contracts (Note 8)	22,580
VAS license (Note 8)	170
Customer relationship (Note 8)	24,650
Non-compete agreements (Note 8)	3,110

Total assets acquired	99,344

Accounts and other payables	(1,757)
Other current liabilities	(22,353)
Deferred tax liability, non-current	(22,117)

Total liabilities assumed	(46,227)

Net assets acquired	53,117

Goodwill (Note 9)	73,191

Total fair value of purchase price consideration	126,308

On January 28, 2010, concurrent with the Company’s planned IPO, the Company agreed to provide certain requested settlement amounts pursuant to a supplementary agreement entered into with the original JNet sellers.

The following key terms and conditions were agreed to on January 28, 2010:

i)       codified that the outstanding balance of loans receivable from the sellers as of December 31, 2009 was an effective full and final settlement for all outstanding consideration payable by the Company for the acquisition of JNet Group and that all cash payments, if and when made by the Company, to the sellers in settlement of the outstanding consideration liability will be immediately remitted back by the sellers to Shanghai JNet in settlement of the loans receivable;

ii)      agreed to pay the sellers an additional RMB6,829,000 (US$1,000,000) in other consideration;

iii)     agreed to pay the sellers 100% of the Shanghai JNet’s audited pre-tax income earned each year from 2010 to 2012 on a quarterly basis; and

iv)     agreed to issue additional ordinary shares of the Company to the sellers to the extent the Company’s qualified public offering price is less than US$1.02952 per ordinary share.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

4.       ACQUISITION OF SUBSIDIARIES AND INTERESTS IN VARIABLE INTEREST ENTITIES (CONTINUED)

(a)      JNet Group (Continued)

Further, the supplementary agreement contained no service, performance, or market conditions for allowing the sellers to be eligible for the additional consideration above.

The terms of the supplementary agreement were negotiated and finalized 24 months subsequent to the acquisition date, after consideration and in settlement of unforeseen events and circumstances unrelated, and arising subsequent to the JNet business acquired. Accordingly, the Company has concluded that the accounting for the supplementary agreement should be separate from that of the business combination. The earn-outs in the supplementary agreement have been accounted for as a liability at its estimated fair value at each reporting date and will continue to be subsequently re-measured at each reporting date through the statement of operations until final settlement. The sum of the estimated fair value of the earn-outs and other consideration, including the excess difference between the loans receivable from the sellers over the outstanding balance of the original purchase consideration payable and the additional charge of RMB 6,027,000 (US$901,000) as a result of the issuance of 1,030,215 ordinary shares to the sellers at the initial public offering price of US$0.8688 pursuant to (iv) above, totaled RMB37,858,000 (US$5,736,000) in the aggregate, which was expensed during the year ended December 31, 2010.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

5.       ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000

Accounts receivable	58,425	111,452	16,887
Less: allowance for doubtful accounts	(3,905)	(3,762)	(570)

	54,520	107,690	16,317

As of December 31, 2009 and 2010, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000

Balance, beginning of year	3,920	3,905	592
Additions for the current year	—	1,332	202
Deductions for the current year
-Recovery	(15)	(1,255)	(190)
-Written off	—	(220)	(34)

Balance, end of year	3,905	3,762	570

Any additions and amounts recovered of the Company’s allowance for doubtful accounts was recorded within general and administration expenses for the years ended December 31, 2009 and 2010.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

6.       PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	3,508	8,279	1,254
Staff field advances	670	751	114
Other prepaid expenses	1,190	3,482	528

	5,368	12,512	1,896

(i)      Prepaid expense for bandwidth and servers represents the unamortized portion of prepaid payments made to the Company’s telecom operators and certain technology companies, who provide the Company with access to bandwidth and network servers.

7.       PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	1,985
Computer equipment	285,096	360,827	54,670
Furniture and fixtures	6,451	6,802	1,031
Leasehold improvements	3,838	3,944	598
Motor vehicles	2,004	3,098	469

	310,489	387,771	58,753
Less: accumulated depreciation	(159,416)	(217,121)	(32,897)
Less: accumulated impairment	(199)	(199)	(30)

	150,874	170,451	25,826
Construction in progress	135	—	—
	151,009	170,451	25,826

During the years ended December 31, 2008, 2009 and 2010, the Company identified and assessed the recoverability (Note 2(k)) of certain obsolete pieces of computer equipment and recorded an impairment loss of RMB2,872,000, nil and nil, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

7.       PROPERTY AND EQUIPMENT, NET (CONTINUED)

For the years ended December 31, 2008, 2009 and 2010, depreciation expenses were RMB60,230,000, RMB56,961,000 and RMB57,761,000 (US$8,752,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	58,584	55,500	55,950	8,478
Sales and marketing expenses	109	204	772	117
General and administrative expenses	1,497	1,082	853	129
Research and development expenses	40	175	186	28

	60,230	56,961	57,761	8,752

The Company accounted for the leases of certain computer equipment and optical fibers as capital leases as the respective lease contracts included a bargain purchase option. The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000

Optical fibers	13,100	13,100	1,985
Computer equipment	37,401	50,970	7,723

	50,501	64,070	9,708
Less: accumulated depreciation	(16,783)	(25,711)	(3,896)

	33,718	38,359	5,812

Depreciation of computer equipment and optical fibers under capital leases was RMB6,458,000, RMB7,836,000 and RMB8,928,000 (US$1,353,000) for the years ended December 31, 2008, 2009 and 2010, respectively.

The carrying amounts of property and equipment pledged by the Company to secure banking borrowings (Note 10) granted to the Company at respective balance sheet dates were as follows:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000

Computer equipment	15,983	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

8.       ACQUIRED INTANGIBLE ASSETS

During the year ended December 31, 2008, the Company assessed certain indicators of impairment impacting JNet Group’s revenue and cash flow forecasts which were primarily attributed to the resulting and continuing effects of the economic downturn coupled with declines in customer demand, intense pricing pressure and increasing competition. During the year ended December 31, 2009, there were new indicators of impairment such as the loss of key customers that resulted in the Company reassessing the recoverability of its intangible assets.  The Company tested these intangible assets for impairment using valuation methodologies that were consistent with those used to value the intangible assets at the date of acquisition. This impairment test was performed prior to assessment of any potential indicator of impairment of the Company’s recorded goodwill (Note 9). The Company recorded impairment charges of approximately RMB21,991,000, RMB3,874,000 and nil for the years ended December 31, 2008, 2009 and 2010, respectively, which are included in the line ‘‘Impairment of acquired intangible assets and goodwill’’ in the consolidated statements of operations.

The following table presents the Company’s acquired intangible assets as of the respective balance sheet dates:

	Supplier contracts*	VAS license*	Customer relationship*	Non-compete agreements*	Purchased soft ware	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Intangible assets, net January 1, 2009
Additions	4,533	132	7,140	1,230	5,848	18,883
Amortization expense	(1,813)	(38)	(3,570)	(410)	(5,848)	(11,679)
Impairment	(1,567)	—	(1,715)	(592)	—	(3,874)

Intangible assets, net December 31, 2009	1,153	94	1,855	228	—	3,330
Amortization expense	(768)	(38)	(1,855)	(114)	—	(2,775)

Intangible assets, net December 31, 2010	385	56	—	114	—	555
Intangible assets, net December 31, 2010 (US$)	58	9	—	17	—	84

* Acquired in the JNet Group acquisition (Note 4(a))

Supplier contracts relates to the favorable binding bandwidth supply agreements with certain network operators determined based on net cash flow that is expected to be derived from these arrangements. Customer relationship relates to the customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from these agreements and the estimated expected renewals and are estimated to have average useful life of 3 years. Non-compete agreements relate to the non-compete obligations of the JNet Group shareholders and will be amortized over the non-compete contractual period of 48 months from the date of acquisition.

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their estimated useful lives ranging from 3 to 4.5 years. Amortization expenses were RMB21,915,000, RMB11,679,000 and RMB2,775,000 (US$420,000) for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

8.       ACQUIRED INTANGIBLE ASSETS (CONTINUED)

The annual estimated amortization expenses of the acquired intangible assets for each of the next three years are as follows:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Supplier Contracts	385	—	—
VAS license	38	18	—
Non-compete agreements	114	—	—

	537	18	—

9.       Goodwill

The changes in the carrying amount of goodwill as of December 31, 2009 and 2010 are as follows:

	December 31
	2009	2010
	RMB’000	RMB’000	US$’000

Beginning balance	20,035	16,989	2,574
Less: impairment of goodwill	(3,046)	—	—

	16,989	16,989	2,574

As of December 31, 2009, the Company assessed impairment on its goodwill derived from its acquisition of JNet Group (Note 4(a)). As such, the Company had determined that the carrying value of the reporting unit exceeded its implied fair value, estimated using a discounted cash flow methodology (Note 2(i)) and recorded impairment losses of approximately RMB3,046,000 which is included in “Impairment of acquired intangible assets and goodwill” in the consolidated statements of operations.

No impairment loss of the above goodwill was recognized for the year ended December 31, 2010.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

10.     SHORT-TERM BANK BORROWINGS

On March 23, 2009, Beijing Blue IT entered into a one year revolving line of credit with the Bank of Beijing amounting to RMB10,000,000. Amounts can be drawn down under this facility through March 22, 2010, and are due 12 months after the drawdown date. Amounts drawn down as of December 31, 2009 were RMB10,000,000 (US$1,465,000), of which RMB8,000,000 is due on March 22, 2010 and RMB2,000,000 is due on September 27, 2010. Amounts drawn down bear interest at 5.31% per annum and are secured by a guarantee granted by a third party. The Company’s computer equipment with net book value amounting to RMB15,983,000 (US$2,342,000) was pledged as collateral to the third party guarantor. The Company’s Founders, who are also directors and shareholders of the Company, provided personal guarantees to that third party guarantor. Fees paid to the third party guarantor were insignificant. As of December 31, 2010, all the short-term bank borrowings were repaid and the related pledge and guarantees were released.

11.     ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000

Business tax and other tax payables	14,475	15,050	2,280
Payables for purchase of property and equipment	7,453	35,796	5,424
Accrued professional service fee	1,847	3,394	515
Advance from customers	6,803	6,641	1,006
Other accrued expenses	5,524	10,004	1,516

Total	36,102	70,885	10,741

12.     DIVIDENDS

In April 2005, Beijing Blue IT, the Company’s variable interest entity, declared a cash dividend of RMB2,600,000 to its then equity owners. RMB400,000 and RMB2,070,000 were subsequently paid during the year ended December 31, 2008 and 2009, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

13.     CAPITAL LEASE OBLIGATIONS

Certain computer equipment and optical fibers were acquired through capital leases entered into by the Company.  Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000

2010	6,812	—	—
2011	596	7,987	1,210
2012	—	4,555	690

Total minimum lease payments	7,408	12,542	1,900
Less: amount representing interest	(132)	(658)	(99)

Present value of remains minimum lease payments	7,276	11,884	1,801

14.     LONG-TERM BANK BORROWINGS

On June 2, 2008, Beijing Blue IT entered into borrowing facility amounting to RMB7,795,000 which was fully repaid on May 2, 2010 in 24 equal installments. The borrowing facility bore an interest rate of 7.34 % per annum during the loan period.

15.     CONVERTIBLE PROMISSORY NOTES

(a)     2006 Convertible Promissory Notes

On December 10, 2006, the Company issued two convertible promissory notes for an aggregate principal amount of US$1,500,000 (the ‘‘2006 Convertible Notes’’) to certain Series A redeemable convertible preferred share shareholders (the ‘‘Note Holders’’) at an interest rate of 6% per annum. The 2006 Convertible Notes, together with accrued but unpaid interest, mature six months from the issuance date. However, the interest would be waived by the Note Holders in its entirety if the Series B Redeemable Convertible Preferred Shares (‘‘Series B Preferred Shares’’) are issued before the maturity date at a pre-money valuation of the Company of US$75,000,000 or above.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

15.     CONVERTIBLE PROMISSORY NOTES (CONTINUED)

(a)     2006 Convertible Promissory Notes (Continued)

At the Notes Holders’ option, the 2006 Convertible Notes can be convertible into such number of the redeemable convertible preferred securities to be issued at the next round of a qualified equity financing determined using the greater of (1) the principal amount and accrued interest on the 2006 Notes divided by the conversion price which is computed based on (i) a valuation of the Company of US$70 million plus the principal amount and interest on the 2006 Notes divided by (ii) the fully diluted share capital of the Company; and (2) principal amount and accrued interest on the 2006 Convertible Notes divided by the price per Series B Preferred Shares to be issued, if such financing took place before the maturity date (‘‘Conversion Option’’). Should no qualified equity financing occur on or before the maturity date of the 2006 Convertible Notes, the Note Holders could, at their discretion, (1) require payment by the Company of all or part of the outstanding principal amount plus accrued but unpaid interest, at any time after the maturity date; (2) convert all or part of the outstanding principal amount together with all accrued but unpaid interest into such number of Series B Preferred Shares to be issued by signing a definitive sales and purchase agreement for the closing of the Series B Preferred Shares or (3) a combination of both. In the event that the Note Holders demand payment, the Company shall repay such outstanding amounts within six months according to a then-agreed repayment schedule or on the expiry of the six month period if no such agreed repayment schedule exists. In addition, if a Trade Sale, which is defined as an offer for the sale of all or more than 50% of the equity or assets of the Company, occurs before the 2006 Convertible Notes was converted into Series B Preferred Shares, the Note Holders would have the right to convert the 2006 Convertible Notes in its entirety immediately prior to the consummation of the Trade Sale into such number of Series A Redeemable Convertible Preferred Shares (‘‘Series A Preferred Shares’’) determined using based on the principal amount and accrued interest on the 2006 Convertible Notes divided by the conversion price which is computed based on (i) the lower of a valuation of the Company of US$70 million or the valuation of the Company agreed for purposes of the Trade Sale, divided by (ii) the fully diluted share capital of the Company. In certain events of default or liquidity as defined in detailed in the 2006 Convertible Notes agreement, the unpaid principal amount of the 2006 Convertible Notes and any accrued but unpaid interest will be immediately due and payable (‘‘Contingent Redemption Option’’)

The initial carrying value of the 2006 Convertible Notes is the consideration received from the Note Holders. The Company evaluated and determined if there were any embedded derivatives requiring bifurcation and to determine if there were any BCF.

The Conversion Option of the 2006 Convertible Notes did not qualify for derivative accounting as the underlying redeemable convertible preferred shares into which the 2006 Convertible Notes can be converted into are not publicly traded nor can they be readily convertible into cash. The Contingent Redemption Option did not qualify for derivative accounting because it is clearly and closely related to the host instrument. There are no other significant embedded derivatives that are required to be bifurcated.

The embedded Conversion Option on the 2006 Convertible Notes did not contain a BCF at the commitment date as the Trade Sale has not occurred nor the shares into which it is convertible were yet issued. The conversion into Series B Preferred Shares represents a contingent conversion option, from which the BCF, if any, would be computed if and when the Series B Preferred Shares are issued.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

15.     CONVERTIBLE PROMISSORY NOTES (CONTINUED)

(a)     2006 Convertible Promissory Notes (Continued)

Accounting for the 2006 Convertible Promissory Notes (Continued)

On April 20, 2007, the Company issued the Series B Preferred Shares, which is convertible into ordinary shares on a one-for-one basis. Accordingly, the 2006 Convertible Notes were converted into Series B Preferred Shares. The Company computed the BCF into Series B Preferred Shares as the contingent conversion option was triggered. In order to determine BCF of the 2006 Convertible Notes at the commitment date, BCF is computed for (i) the conversion option to convert the 2006 Convertible Notes into Series B Preferred Shares based on the effective conversion price of the 2006 Convertible Notes and the fair value per Series B Preferred Share on the commitment date of the Series B Preferred Shares and (ii) the conversion option to convert the Series B Preferred Shares into ordinary shares based on the effective conversion price of the 2006 Convertible Notes, which is computed using (a) the sum of the proceeds of the 2006 Convertible Notes and any BCF recognized in step (i) divided by the number of ordinary shares to be received and (b) the fair value of the ordinary share as of commitment date of the 2006 Convertible Notes. No BCF was recognized on the 2006 Convertible Notes as a result of step (i) as the effective conversion price of US$ 0.41 was equal to the fair value per Series B Preferred Share of the Company at April 20, 2007, the Series B Preferred Shares commitment date. No incremental BCF from step (ii) was recognized as the effective conversion price of US$0.41 was higher than the fair value per ordinary share at December 10, 2006, the 2006 Convertible Notes commitment date, which was US$0.32.

(b)     2007 Convertible Promissory Notes

On February 28, 2007, the Company issued convertible promissory notes in an aggregate principal amount of US$1,500,000 (the “2007 Convertible Notes”) to a new third party investor (the “Note Holders”) at an interest rate of 12% per annum.  The 2007 Convertible Notes, including the principal and the accrued but unpaid interest, matures 90 days from the issuance date.  The interest would be waived by the Note Holders in its entirety if the Series B Preferred Shares were issued within 60 days.

At the Note Holder’s option, the 2007 Convertible Notes can be convertible into the preferred securities to be issued at the next round of qualified equity financing at the then subscription price of the Series B Preferred Shares (“Conversion Option”). Should no qualified equity financing occur on or before the maturity date of the 2007 Convertible Notes, the Note Holders could, at their discretion, require payment by the Company of all or part of the outstanding principal amount together with all accrued interest, at any time after the maturity date. In certain events of default as defined in the 2007 Convertible Notes agreement, the unpaid principal amount of the 2007 Convertible Notes and any accrued but unpaid interest will be immediately due and payable (“Contingent Redemption Option”).

The initial carrying value of the 2007 Convertible Notes is the consideration received from the Note Holders.  The Company evaluated and determined if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversions features.

The Conversion Option of the 2007 Convertible Notes did not qualify for derivative accounting as the underlying redeemable convertible preferred shares into which the 2007 Convertible Notes can be converted into are not publicly traded nor are they readily convertible into cash. The Contingent Redemption Option did not qualify for derivative accounting because it is clearly and closely related to the host instrument. There are no other significant embedded derivatives that are required to be bifurcated.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

15.          CONVERTIBLE PROMISSORY NOTES (CONTINUED)

(b)                              2007 Convertible promissory Notes (Continued)

The embedded Conversion Option on the 2007 Convertible Notes did not contain a BCF at the commitment date as the shares into which it is convertible were not yet issued. The conversion into Series B Preferred Shares represents a contingent conversion option, from which the BCF, if any, would be computed if and when the Series B Preferred Shares are issued.

On April 20, 2007, the Company issued the Series B Preferred Shares, which is convertible into ordinary shares on a one-for-one basis. Accordingly, the 2007 Convertible Notes were converted into Series B Preferred Shares. The Company computed the BCF into Series B Preferred Shares as the contingent conversion option was triggered using the same two-step process as described in Note 15(a). No BCF was recognized on the 2007 Convertible Notes as a result of step (i) as the effective conversion price of US$0.41 was equal to the fair value per Series B Preferred Share of the Company at April 20, 2007, the Series B Preferred Shares commitment date. No incremental BCF from step (ii) was recognized as the effective conversion price of US$0.41 was higher than the fair value per ordinary share at February 28, 2007, the 2007 Convertible Notes commitment date, which was US$0.32.

(c)                      2008 Convertible Promissory Notes

On July 29, 2008, the Company issued nine zero interest convertible promissory notes in an aggregate principal amount of US$3,208,000 (“2008 First Convertible Notes) to certain of the Company’s redeemable convertible preferred share shareholders (the “Note Holders”).  The principal amount matures six months following the issuance date and may be extended for a further 90 days with the prior written consent of the Note Holders. The Company also granted an option to one of the Company’s Series A Preferred Share investors to purchase additional 2008 convertible promissory notes subject to the same terms and conditions of up to US$793,000 for within 60 days from July 29, 2008 (“Second 2008 Convertible Note Option”).

On September 25, 2008, the Company issued another zero interest convertible promissory note of an aggregate principal amount of US$397,000 (“2008 Second Convertible Note”) upon the exercise of the Second 2008 Convertible Note Option. The principal amount has the same maturity date as the 2008 First Convertible Notes. The maturity date may be extended for a further 90 days with the prior consent of the Note Holder.

The ten convertible promissory notes will be collectively referred to as the “2008 Convertible Notes” hereafter.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

15.          CONVERTIBLE PROMISSORY NOTES (CONTINUED)

(c)                      2008 Convertible Promissory Notes (Continued)

At the Notes Holders’ option, the 2008 Convertible Notes can be convertible into the convertible preferred securities to be issued at the next round of qualified equity financing at (i) 85% of the then subscription price of the Series C Redeemable Convertible Preferred Shares (“Series C Preferred Shares”), if such financing took place before the maturity date or (ii) the lower of (1) the average purchase price for a Series C Preferred Share using a pre-money valuation of the Company of US$150,000,000 or (2) the average purchase price for a Series C Preferred Share using the 75% of the pre-money valuation of the Company as set out in the Series C Preferred Shares Sales and Purchase agreement, if the term extension option is exercised and such financing took place before the expiry of the term extension (“Conversion Option”). Should no qualified equity financing occur on or before the maturity date, or the expiry of the term extension of the 2008 Convertible Notes in the event that such option is exercised, the Note Holders could, at their discretion, convert all the outstanding principal amount into such number of Series B Preferred Shares at the subscription price per Series B Preferred Share determined based on the pre-money valuation of the Company of US$150,000,000.  In certain events of default as defined in the 2008 Convertible Notes agreement, the unpaid principal amount of the 2008 Convertible Notes will be immediately due and payable (“Contingent Redemption Option”).

On April 29, 2009, the 2008 Convertible Notes were modified to extend the maturity date to December 29, 2009, which did not meet any of the three conditions required under ASC subtopic 470-50 (“ASC 470-50”) “Modifications and Extinguishments” to qualify as a substantial modification.

The initial carrying value of the 2008 Convertible Notes is the consideration received from the Note. The Second 2008 Convertible Note Option is insignificant in value as the option only has a term of two months and exercisable into Notes with the same terms and conditions as the 2008 First Convertible Notes. The Company evaluated and determined if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features.

The Conversion Option of the 2008 Convertible Notes did not qualify for derivative accounting as the underlying redeemable convertible preferred shares into which the 2008 Convertible Notes can be converted into are not publicly traded nor are they readily convertible into cash. The Contingent Redemption Option did not qualify for derivative accounting because it is clearly and closely related to the host instrument. There are no other significant embedded derivatives that are required to be bifurcated.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

15.          CONVERTIBLE PROMISSORY NOTES (CONTINUED)

(c)           2008 Convertible Promissory Notes (Continued)

As of the respective issuance dates, which are also the commitment dates, the effective conversion price used to calculate the amount of the BCF was US$0.55, which is the effective conversion price into Series B Preferred Shares, the only available conversion option available at the commitment date. No BCF was recognized as the effective conversion price of US$0.55 was higher than the fair value per Series B Preferred Shares and per ordinary share of the Company of US$0.35 and US$0.17, respectively. The conversion into Series C Preferred Shares represents a contingent conversion option, from which the BCF, if any, would be re-computed if and when the Series C Preferred Shares are issued.

On December 29, 2009, the Company issued Series C Preferred Shares (Note 17), which is convertible into ordinary shares on a one-for-one basis. Accordingly, the 2008 Convertible Notes were converted into Series C Preferred Shares. The Company re-computed the BCF into Series C Preferred Shares as the Contingent Conversion Option was triggered using the same two-step process. An incremental BCF on the 2008 Convertible Notes of US$1,412,658 was recognized as a result of step (i) as the effective conversion price of US$0.30 was lower than the fair value per Series C Preferred Share at December 29, 2009, the Series C Preferred Shares commitment date, which was US$0.42. The discount from recording such BCF was then accreted immediately prior to conversion as interest expense in the consolidated statement of operations. No incremental BCF from step (ii) was recognized as the effective conversion price (including the BCF recognized in step (i)) of US$0.42 was higher than the fair value per ordinary share at July 29, 2008 and September 25, 2008, the respective 2008 Convertible Notes commitment dates, which was US$0.17.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

16.          WARRANTS

(a)                     Warrants on Series A Redeemable convertible preferred shares

On September 23, 2005, in conjunction with issuance of Series A redeemable convertible preferred shares (Note 17), the Company granted detachable warrants to certain of its Series A convertible preferred shareholders to purchase up to 7,692,306 Series A redeemable convertible preferred shares at the exercise price of US$0.13 per share, subject to foreign currency adjustments and anti-dilution adjustments (“Series A Warrants”).  The Series A Warrants could be converted at the earlier of the consummation of a qualified IPO as defined in the Series A redeemable convertible preferred shares agreement or within 24 months of the issuance of the Series A Warrants.

During the period from September 14 to September 21, 2007, the Company issued in aggregate 7,692,306 Series A redeemable convertible preferred shares (“PS-A Tranche III”) (Note 17) upon the exercise of detachable warrants for total cash proceeds of US$1,075,000.

The Company accounted for the Series A Warrants as a liability instrument under ASC subtopic 480-10 (“ASC 480-10”) “Distinguishing Liabilities from Equity”, as the underlying Series A redeemable convertible preferred shares are contingently redeemable for cash at a future date. The Series A Warrants were initially carried at fair value, with changes in the fair value included in the consolidated statement of operations.  The aggregate fair value of the Series A Warrants as of the respective dates of conversion totaled US$2,383,789, which together with the exercise price, are reclassified to PS-A Tranche III upon conversion. The Company derived the estimated fair values with the assistance of an independent third party valuation firm.

The effective conversion price used to measure the BCF of the Series A Warrants was US$0.44, which is determined on the exercise date.  No BCF was recognized as the effective conversion price of US$0.44 was higher than the fair value per ordinary share of US$0.39 at the exercise dates.

(b)                     Warrants on ordinary shares

On April 20, 2007, the Company issued warrants with a contractual life of 24 months to its financial advisor to purchase 892,112 of the Company’s ordinary shares at an exercise price of US$0.3587 per ordinary share in consideration for services provided to the Company in respect of the private placement of its Series B redeemable convertible preferred shares (“FA Warrants”).

The Company accounted for the FA Warrants as equity instruments as they require physical settlement.  The Company measured the fair value of the FA Warrants in accordance with ASC subtopic 505-50 (“ASC 505-50”) “Equity-Based Payments to Non-Employees”. ASC 505-50 requires the Company to measure the fair value of the equity instruments as of the earlier of either of the performance commitment date or the date at which the counterparty’s performance is complete.  The Company determined that there was no performance commitment before the completion of the performance and hence measured the estimated fair-value of the warrants when the Series B Redeemable convertible preferred shares were issued in April 20, 2007.  The Company determined the fair value of the FA Warrants, with the assistance of an independent appraisal firm.

The estimated fair value of the FA Warrants amounting to US$108,000 was charged against the gross proceeds of the Series B preferred shares as such costs were incremental and specifically and directly attributable to the issuance of the Series B preferred shares.

No FA Warrants were exercised during the years ended December 31, 2007 and 2008, and on April 20, 2009, the FA Warrants expired unexercised.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

17.          PREFERRED SHARES

Series A Redeemable Convertible Preferred Shares

On September 23, 2005, the Company issued in aggregate 65,384,615 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) as follows:

(i)                           46,153,846 Series A Preferred Shares (“PS-A Tranche I”) with 7,692,306 detachable warrants (Note 16) which were exercised into Series A Preferred Shares, to a group of third party investors for total gross cash proceeds of US$6,000,000

(ii)                        19,230,769 Series A Preferred Shares (“PS-A Tranche II”) were issued to another third party investor for total gross cash proceeds of US$2,500,000

During the period from September 14 to 21, 2007, the Company issued in aggregate 7,692,306 Series A Preferred Shares (“PS-A Tranche III”) upon the exercise of detachable warrants for deemed proceeds comprised of the fair value of the warrants at the date of exercise and the related exercise price totaling US$1,075,000 .

Series B Redeemable Convertible Preferred Shares

On April 20, 2007, the Company issued in aggregate 80,765,142 Series B Redeemable Convertible Preferred Shares (‘‘Series B Preferred Shares’’) as follows:

(i)                           73,005,789 Series B Preferred Shares (“PS-B Tranche I”) were issued to the Series A Preferred Shares investors and a group of new third party investors for total gross cash proceeds of US$28,500,000

(ii)                        7,759,353 Series B Preferred Shares (“PS-B Tranche II”) were issued to the 2006 and 2007 Convertible Note Holders upon the conversion of the 2006 and 2007 Convertible Notes with total deemed proceeds of US$3,029,096 (Note 15)

On July 7, 2009, 1,000,000 Series B Preferred Shares were repurchased by the Company at a purchase consideration equivalent to the par value of the Series B Preferred Shares.

Series C Redeemable Convertible Preferred Shares

On December 29, 2009, the Company issued in aggregate 44,780,836 Series C Redeemable Convertible Preferred Shares (‘‘Series C Preferred Shares’’) as follows:

(i)                           20,512,821 Series C Preferred shares (“PS-C Tranche I”) were issued to certain Series A and Series B Preferred Share investors for total gross cash proceeds of US$8,000,000

(ii)                        11,831,308 Series C Preferred Shares (“PS-C Tranche II”) were issued to the 2008 Convertible Note Holders upon the conversion of the 2008 Convertible Notes with deemed proceeds of US$3,605,000 (Note 15)

(iii)                     12,436,707 Series C Preferred Shares (“PS-C Tranche III”) were issued to the same PS-C Tranche I Series C Preferred Share investors on a pro rata basis for total gross cash proceeds of US$3,000,000

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

17.          PREFERRED SHARES (CONTINUED)

The key features of the Series A, Series B and Series C Preferred Shares are as follows:

Voting

The holder of each class of Series A, Series B and Series C Preferred Share is entitled to the number of votes into which such Series A, Series B and Series C Preferred Share could be converted into ordinary shares.  Preferred shareholders are entitled to vote on all matters submitted to a vote of shareholders.

Dividends

The holders of the Series B and Series C Preferred Shares are entitled to receive dividend when and if declared by the Board of Directors, on an as-converted basis prior to payment of any dividend with respect to Series A Preferred Shares and any ordinary shares of the Company.  The holders of the Series A Preferred Shares are entitled to receive dividends, when and if declared by the Board of Directors, on an as-converted basis prior to payment of any dividend with respect any ordinary shares of the Company.  No dividends will be paid to ordinary share holders of the Company, until a dividend (if declared) is paid in full to holders of the Series A, Series B and Series C Preferred Shares on an if-converted basis.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary or the occurrence of a Deemed Liquidation Event defined as (a) there is a consolidation, amalgamation, merger, sale, transfer or disposition or other change of control transactions of the Company with another entity such that the existing shareholders cease to retain a majority of the voting power; (b) there is a sale, transfer or disposition of all or substantially all of the assets of the Company;  (c)  the exclusive licensing of all or substantially all of the assets of the Company (unless waived by the holders of at least a majority of the outstanding Preferred Shares, voting together as a single group on an if-converted basis), the holders of Series B and Series C Preferred Shares, are entitled to receive, on parity with each other, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Series A Preferred Shares and ordinary shareholders of the Company, 100% of the respective original issue price plus any declared but unpaid dividends.  After such payment has been made to holders of the Series B and Series C Preferred Shares, the holders of Series A Preferred Shares, are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the ordinary shareholders of the Company, 100% of the original issue price plus any declared but unpaid dividends.  After such payment has been made to holders of the Series A Preferred Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares, Series A, Series B and Series C Preferred Shares on an if-converted basis.

Redemption

At any time after September 23, 2009, each Series A Preferred Share is redeemable at the option of each holder of the Series A Preferred Shares, at a redemption price equal to 150% of the original price per share, plus all declared but unpaid dividends, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

At any time after four years from the Series B Preferred Shares issuance date (April 20, 2007), each Series B or Series C Preferred Shares is redeemable at the option of each holder of the Series B or Series C Preferred Shares, at a redemption price equal to 150% of the original price per share, plus all declared but unpaid dividends, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

17.          PREFERRED SHARES (CONTINUED)

Conversion

Each class of Series A, B, C Convertible Preferred Share is convertible, at the option of the holder, at any time into an ordinary share as determined by the quotient of the original issuance price and the then-effective conversion price.  The initial conversion price and conversion ratio is the original issuance price of each class of Series A, B, C Preferred Shares and one-for-one, respectively.

The above conversion prices are subject to adjustments in the event that the Company issues additional ordinary shares or additional deemed ordinary shares through options or convertible instruments for a consideration per share received by the Company (net of any selling concessions, discounts or commissions) less than the original Series A, Series B or Series C Preferred Shares conversion prices, as the case may be,  in effect on the date of and immediately prior to such issue. In such event, the Series A, Series B or Series C conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula.  The above conversion prices are also subject to adjustments on a proportional basis upon other dilution events.

The Company’s Series B Preferred Share agreement contained a “2007 Performance Ratchet” whereby if the Company’s revenue for the financial year ending on December 31, 2007 is lower than RMB115,504,000, then the Series B Conversion Price would be immediately reduced to US$0.33461 (as adjusted for any subdivision, or combination or consolidated of the ordinary shares that may occur prior to the reduction of the Series B Conversion Price).

Similarly, the Company’s Series C Preferred Share agreement contained a “2009 Performance Ratchet” whereby if the earnings before income tax, depreciation and amortization (“EBITDA”) for the financial year ending December 31, 2009 is less than RMB113,500,000, then the Series C conversion price for Tranches I and II would be immediately reduced to an amount computed based on the product of (i) the PS-C Tranche I and II’s original issuance price and (ii) a fraction where the numerator is (a) the higher of a pre-money valuation of US$95,000,000 or the adjusted pre-money valuation computed using the quotient of the 2009 EBITDA and RMB113,500,000, multiplied by the old pre-money valuation of RMB112,210,000 and (b) the denominator is pre-money valuation of RMB112,210,000.

All Series A, Series B and Series C Preferred Shares will be automatically converted into ordinary shares of the Company at the then-effective conversion price upon to the closing of the Company’s qualified IPO.

Registration rights

The Series A, Series B and Series C Preferred Shares also contain registration rights which: (1) allow the holders to demand the Company to file a registration statement covering the offer and sale of Series A, Series B and Series C Preferred Shares after a qualified IPO; (2) require the Company to offer preferred shareholders an opportunity to include in a registration if the Company proposes to file a registration statement for a public offering of other securities; (3) allow the preferred shareholders to request the Company to file a registration statement on Form F-3 when the Company is eligible to use Form F-3.  The Company is required to use its best effort to effect the registration if requested by the Preferred Shares holders, but there is no requirement to pay cash damages in the event that Company fails to register its shares.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

17.          PREFERRED SHARES (CONTINUED)

Drag-along sale

If at any time there is an offer to purchase all the equity in the Company, to merge or consolidate the Company with or into another corporation in which the Company is not the surviving entity; or a sale or transfer of all or substantially all the Company’s properties and assets, and in each case, the transaction is at arm’s length for an aggregate consideration of not less than US$300,000,000, then each preferred shareholder (except for one preferred shareholder as discussed below) shall sell, transfer, convey or assign the Series A, Series B and Series C Preferred Shares pursuant to, and so as to give effect to, such offer to purchase, merger or consolidation, sale or transfer.

Two preferred shareholders, Intel Capital (Cayman) Corporation and Intel Capital Corporation, have obtained a buy-out right (‘‘Buy-Out Right’’) pursuant to which the holders can elect to participate in a Drag-Along Sale as described above or if otherwise, the Company has the obligation to purchase all their holdings of 26,923,076 Series A and 2,800,367 Series C Preferred Shares, respectively, or ordinary shares resulting from the conversion of such Preferred Shares. The price payable for each Preferred Share purchased upon the exercise of the Buy-Out Right is the price per share payable to other holders of Series A, Series B and Series C Preferred Shares in the Drag-Along Sale.

Accounting for Series A, Series B and Series C Preferred Shares

The Series A, Series B and Series C Preferred Shares have been classified as mezzanine equity as these preferred shares may be redeemed at the option of the holders on or after an agreed upon date.

The initial carrying value of the PS-A Tranche I was based on the total consideration less the estimated fair value of the detachable Series A Warrants and transaction costs that were directly attributable to the issuance.  The initial carrying value of the PS-A Tranche II was based on the total consideration less transaction costs.  The initial carrying value of the PS-A Tranche III was based on the total deemed proceeds less transaction costs that were directly attributable to the issuance.  Deemed proceeds consist of the exercise price and the fair value of the Series A Warrants immediately before exercise (Note 16(a)).

The initial carrying value of the PS-B Tranche I was the total consideration less the transaction costs directly attributable to the issuance. The initial carrying value of the PS-B Tranche II was recorded at the carrying value of the 2006 and 2007 Convertible Notes immediately prior to conversion (Note 15(a) and (b)). In addition, an amount of RMB 12,023,000, representing the fair value of the Series B Preferred Shares investors’ obligation to finance the Founders’ options, was recognized as part of the initial carrying value of the PS-B Tranche I and II with a debit to Additional Paid-in Capital (Note 18(c)).

The initial carrying value of the PS-C Tranche I and III was based on the total consideration received for both tranches, since each tranche was issued to the same investors in the same proportion, and then allocated based on relative fair values of each respective tranche (due to the 2009 Performance Ratchet contained in Tranche I but not Tranche III). The initial carrying value of the PS-C Tranche II was recorded at the carrying value of the 2008 Convertible Notes immediately prior to conversion (Note 15(c)).

The holders of Series A, Series B and Series C Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares.  The Company evaluated the embedded conversion option in these convertible preferred shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

17.          PREFERRED SHARES (CONTINUED)

Accounting for Series A, Series B and Series C Preferred Shares (continued)

The conversion options and the contingent redemption options of the Series A, Series B and Series C Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor are they readily convertible into cash. There are no other significant embedded derivatives that are required to be bifurcated.

Beneficial conversion features exist when the conversion price of the redeemable convertible preferred shares is lower than the fair value of the ordinary share at the commitment date.  Since the redeemable convertible preferred shares are convertible from inception but contains conversion terms that change upon the occurrence of a future event, the contingent beneficial conversion feature is measured at the commitment date but not recognized until the contingency is resolved.  The Company determined the estimated fair values of the ordinary share with the assistance from an independent appraisal firm.

On September 23, 2005, the commitment date, the effective conversion price used to measure the BCF for PS-A Tranche I and II was US$0.11 and US$0.13, respectively. No BCF was recognized as the estimated fair-value per ordinary share at the commitment date was US$0.08, which was less than the respective effective conversion prices. No BCF was recognized for PS-A Tranche III upon the exercise of the Series A Warrants (Note 16(a)).

On April 20, 2007, the commitment date, the effective conversion price used to measure the BCF for PS-B Tranche I and II was US$0.41. No BCF was recognized as the estimated fair value per ordinary share at the commitment date was US$0.30, which was less than the effective conversion price. No incremental BCF on PS-B Trance II was recognized as the effective conversion price based on the deemed proceeds of the conversion of 2006 and 2007 Convertible Notes was higher than the fair value of the ordinary shares (Note 15 (a) and (b)). No contingent BCF was recognized when the contingency of the 2007 Performance Ratchet was resolved.

On December 29, 2009, the commitment date, the effective conversion prices used to measure the BCF for PS-C Tranche I and III are determined on a relative fair value method ( due to the existence of the 2009 Performance Ratchet on tranche I but not tranche III) and were US$0.35 and US$0.31, respectively. No BCF was recognized as the fair value per ordinary share at the commitment date was US$0.30, which was less than the effective conversion prices. No incremental BCF on PS-C Trance II was recognized as the effective conversion price based on the deemed proceeds of the conversion of 2008 Convertible Notes was higher than the fair value of the ordinary shares (Note 15 (c)). On December 31, 2009, when the contingency of the 2009 Performance Ratchet was resolved, the adjusted effective conversion prices used to measure contingent BCF for PS-C Tranche I and II were US$0.29 and US$0.26, respectively. The Company subsequently recorded a contingent BCF of US$177,085 and US$651,136 for PS-C Tranche I and II, as the fair value per ordinary share on December 29, 2009, the commitment date, was US$0.30. The discount from recording such BCF was immediately accreted in full as to the earliest conversion date is also the issuance date, and was treated as a return to the Series C Preferred Shareholders.

As a result of the resolution of the Series C Preferred Share 2009 Performance Contingency Ratchet, the Series C Preferred Shares Tranche I and II’s conversion prices were adjusted in accordance with the terms of the Tranche I and II Preferred Shares. Accordingly, the conversion ratio for each Series C Preferred Share within Tranche I and II was adjusted from 1 to 1.182 and 1 to 1.172, respectively. Concurrently, the revised Series C Preferred Share conversion prices triggered an anti-dilution provision contained in the Series B Preferred Share agreement with an adjustment to Series B’s conversion price ratio from 1 to 1.027. No contingent BCF was required to be recognized as a result.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

17.          PREFERRED SHARES (CONTINUED)

Accounting for Series A, Series B and Series C Preferred Shares (Continued)

The initial carrying values of the Series A, Series B and Series C Preferred Shares were accreted to the redemption value from the respective issuance dates to the earliest redemption date using the effective interest method. As a result, deemed dividends of RMB34,159,000, RMB30,772,000 and RMB31,935,000 (US$ 4,839,000) were recorded for the years ended December 31, 2008, 2009 and 2010, respectively.

On July 7, 2009, the Company repurchased 1,000,000 of its Series B Preferred Shares at the equivalent of the par value of these Series B Preferred Shares from each Series B Preferred Shareholders on a pro rata basis with an aggregate purchase consideration of US$100. Accordingly, the difference between the purchase consideration and the carrying amount of the corresponding Series B Preferred Shares of US$491,705 was recognized as a credit in Additional Paid-in Capital.

All of the Company’s classes of issued and outstanding Series A, Series B and Series C Preferred Shares were automatically converted into 205,565,425 ordinary shares of the Company concurrent with the Company’s IPO on October 1, 2010.

The movements in the carrying value of the Company’s Series A Preferred Shares are summarized as follows:

	PS-A Tranche I	PS-A Tranche II	PS-A Tranche III	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2008

Issuance of PS-A Tranche III	51,313	23,346	24,592	99,251
Accretion	6,872	3,126	—	9,998
Foreign currency translation adjustments	(3,471)	(1,579)	(1,467)	(6,517)

Balance as of December 31, 2008 and January 1, 2009	54,714	24,893	23,125	102,732
Accretion	5,530	2,516	—	8,046
Foreign currency translation adjustments	(54)	(25)	(21)	(100)

Balance as of December 31, 2009 and January 1, 2010	60,190	27,384	23,104	110,678
Foreign currency translation adjustments	(1,214)	(552)	(466)	(2,232)
Automatic conversion to ordinary shares upon the Company’s IPO	(58,976)	(26,832)	(22,638)	(108,446)
Balance as of December 31, 2010	—	—	—	—
Balance as of December 31, 2010 (US$’000)	—	—	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

17.          PREFERRED SHARES (CONTINUED)

Accounting for Series A, Series B and Series C Preferred Shares (Continued)

The movements in the carrying value of the Company’s Series B Preferred Shares are summarized as follows:

	PS-B Tranche I	PS-B Tranche II	Total
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2008	—	—	—
Issuance of PS-B	226,800	24,105	250,905
Accretion	21,840	2,321	24,161
Foreign currency translation adjustments	(14,880)	(1,581)	(16,461)

Balance as of December 31, 2008 and January 1, 2009	233,760	24,845	258,605
Repurchase	(3,359)	—	(3,359)
Accretion	20,543	2,183	22,726
Foreign currency translation adjustments	(226)	(24)	(250)
Balance as of December 31, 2009 and January 1, 2010	250,718	27,004	277,722
Accretion	19,032	2,023	21,055
Foreign currency translation adjustments	(5,362)	(570)	(5,932)
Automatic conversion to ordinary shares upon the Company’s IPO	(264,388)	(28,457)	(292,845)

Balance as of December 31, 2010	—	—	—
Balance as of December 31, 2010 (US$’000)	—	—	—

The movements in the carrying value of the Company’s Series C Preferred Shares are summarized as follows:

	PS-C Tranche I	PS-C Tranche II	PS-C Tranche III	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2009	—	—	—	—
Issuance of PS-C	54,626	24,616	20,484	99,726
BCF recognized	(1,209)	(4,446)	—	(5,655)
Accretion	1,209	4,446	—	5,655

Balance as of December 31, 2009 and January 1, 2010	54,626	24,616	20,484	99,726
Accretion	14,243	6,419	5,341	26,003
Foreign currency translation adjustments	(1,326)	(598)	(497)	(2,421)
Automatic conversion to ordinary shares upon the Company’s IPO	(67,543)	(30,437)	(25,328)	(123,308)
Balance as of December 31, 2010	—	—	—	—
Balance as of December 31, 2010 (US$’000)	—	—	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

18.          SHARE-BASED COMPENSATION

In order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Company’s business, the Company adopted a stock option plan in 2007 (the “2007 Plan”). Under the 2007 Plan, the Company may grant options to its employees, directors and consultants to purchase an aggregate of no more than 14,000,000 ordinary shares of the Company, subject to different vesting requirements. The 2007 Plan was approved by the Board of Directors and shareholders of the Company on October 16, 2008. On May 28, 2009, the Company adopted a new stock option plan (the “2008 Plan”) which allows the Company to grant options to its employees, directors and consultants to purchase an aggregate of no more than 8,600,000 ordinary shares of the Company,  subject to different vesting requirements. On May 20, 2010, the Company adopted a new stock option plan (the “2010 Plan”) which allows the Company to grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,000,000 ordinary shares of the Company,  subject to different vesting requirements.

The 2007 Plan, 2008 Plan and 2010 Plan (collectively, the “Option Plans”) will be administered by the Compensation Committee as set forth in the Option Plans (the “Plan Administrator”). The officers of the Company have been authorized and directed by the Plan Administrator to execute Option Agreements with those persons selected by the Plan Administrator and issue ordinary shares of the Company upon exercise of any options so granted pursuant to the terms of an Option Agreement.

The 2007 and 2008 Option Plans each contain the same terms and conditions. All options granted under the 2007 and 2008 Option Plans have a term of nine years from the option grant date and have two different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; or 2) vest 50% on the second anniversary of the stated vesting commencement date, 25% on the third anniversary of the stated vesting commencement date and the remaining 25% vesting on the fourth anniversary of the stated vesting commencement date. All options granted under the 2010 Option Plan have a term of nine years from the option grant date and have two different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; or 2) vest 25% on the first anniversary of the stated vesting commencement date, 25% on the second anniversary of the stated vesting commencement date, 25% on the third anniversary of the stated vesting commencement date and the remaining 25% vesting on the fourth anniversary of the stated vesting commencement date.

During the years ended December 31, 2008, 2009 and 2010, the Company granted 13,920,850, 5,008,060 and 3,662,350 options, respectively, to a combination of employees, consultants and directors of the Company at exercise prices ranging from RMB 0.07 to RMB1.72 (US$0.01 to US$0.26). As of December 31, 2010, options to purchase 22,591,260 of ordinary shares were outstanding and options to purchase 9,008,740 ordinary shares were available for future grant under the Option Plans.

The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility, the expected price multiple at which employees are likely to exercise share options. For expected volatilities, the Company has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Company. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from GCA and Avista. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

18.          SHARE-BASED COMPENSATION (CONTINUED)

(a)         Options Granted to Employees

The following table summarized the Company’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2009	11,992,850	0.11	8.38	523
Granted
Granted	5,008,060	0.26
Exercised	—	—
Forfeited	—	—

Outstanding, December 31, 2009	17,000,910	0.15	7.88	2,564

Vested and expected to vest at December 31, 2009	17,000,910	0.15	7.88	2,564

Exercisable at December 31, 2009	9,317,000	0.11	7.38	1,824

Granted	3,662,350	0.26
Exercised	—	—
Forfeited	—	—

Outstanding, December 31, 2010	20,663,260	0.17	7.30	23,297

Vested and expected to vest at December 31, 2010	20,313,260	0.17	7.30	22,933

Exercisable at December 31, 2010	11,980,150	0.13	7.00	11,980

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2010, the Company has options outstanding to purchase an aggregate of 20,663,260 shares with an exercise price below the estimated fair value of the Company’s shares as at December 31, 2010, resulting in an aggregate intrinsic value of RMB153,760,200 (US$23,297,000) as at December 31, 2010.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

18.          SHARE-BASED COMPENSATION (CONTINUED)

(a)  Options Granted to Employees (Continued)

Prior to the Company’s IPO, the Company has accounted for its options granted to employees as liability awards as the options are indexed to a foreign currency in addition to the Company’s share price as the exercise price is denominated in US$ while the functional currency of the Company is RMB. The share-based compensation liability is initially recognized at estimated fair-value on the date of grant and is subsequently remeasured at the end of each reporting period with an adjustment for the estimated fair-value recorded to the current period expense in order to properly reflect the cumulative expense based on the current estimated fair value of the vested options over the vesting period. The Company has recognized share-based compensation expenses using the accelerated method for liability classified share options granted with service conditions that have a graded vesting schedule.

Subsequent to the Company’s IPO, the Company accounts for its options granted to employees as equity awards, as the Company’s shares are now publicly traded in U.S. and therefore the options are no longer considered dual-indexed. The fair value of the options granted to employees was remeasured on the date of the Company’s IPO, with the fair value of the share-based liabilities relating to the vested options reclassified to Additional Paid-in Capital and the fair value of the unvested options to be recognized over the remaining requisite service period as compensation expenses using the accelerated method. RMB12,433,000 and RMB63,170,000 (US$9,571,000) were recorded as share-based compensation expenses in captions consistent with the payroll cost classification of the grantees, during the years ended December 31, 2009 and 2010, respectively. As of December 31, 2010, there was RMB15,457,200 (US$2,342,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the accelerated method over the remaining vesting periods of different tranches, ranging from 0.25 years to 3.25 years.

The Company calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the following assumptions:

	October 16, 2008	June 18, 2009	July 8, 2010

Suboptimal exercise factor	2	2	2
Risk-free interest rates	4.74%	4.17%	3
Expected volatility	78%	81.1%	70.4%
Expected dividend yield	0%	0%	0%
Weighted average fair value of share option	0.117	0.140	0.302

The Company calculated the estimated fair value of the options at December 31, 2009 and the date of the Company’s IPO on October 1, 2010 using the binomial option pricing model with the following assumptions:

	December 31, 2009	October 1, 2010

Suboptimal exercise factor	2	2
Risk-free interest rates	3.57%	2.61%
Expected volatility	67.8%	65.6%
Expected dividend yield	0%	0%

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

18.          SHARE-BASED COMPENSATION (CONTINUED)

(b)         Share options issued to non-employees

The Company granted 1,928,000 options to non-employees on October 16, 2008, which were immediately vested upon grant. The weighted average exercise price of each option was US$0.01. As of December 31, 2010, there were 1,928,000 options outstanding and exercisable.

The Company records share-based compensation expenses on the grant date equal to the estimated fair-value of the share options at the measurement date. The estimated fair-value of the options granted to non-employees at grant date was determined to be RMB2,099,000 (US$308,000) which was recorded in sales and marketing expenses.

The Company calculated the estimated fair value of the options on the grant date using the binomial option pricing model with the following assumptions:

October 16, 2008

Risk-free interest rates	2
Expected term	4.74%
Expected volatility	78%
Expected dividend yield	0%
Fair value of share option	US$0.16

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the fair value of the Company’s ordinary shares. As of December 31, 2010, the Company has options outstanding to purchase an aggregate of 1,928,000 shares with an exercise price below the estimated fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB16,414,200 (US$2,487,000).

(c)   Founders’ Options

On April 20, 2007, in connection to the Series B Preferred Shares financing (Note 17), the holders of Series B Preferred Shares, on a pro rata basis, granted the Founders options to acquire up to an aggregate of 3,400,000 ordinary shares (‘‘Founders’ Options’’) from holders of Series B Preferred shares which had a vesting commencement date that was contingent on the Company meeting a performance condition of 2007 revenues (‘‘Revenue Milestone’’). The exercise price of each option is US$0.0001. No options will be vested if the 2007 revenues is less than the Revenue Milestone. 25% of the Founders’ Options will vest 12, 24, 36, and 48 months from the date of the above performance condition has been met, subject to the Founders’ continuous service to the Company.

Upon the exercise of the Founders’ Options, the holders of Series B Preferred Shares shall convert such number of Series B Preferred Shares into such number of ordinary shares and transfer such ordinary shares to the Founders in exchange for the exercise price.

On July 7, 2009, a supplementary agreement was entered into between the holders of the Series B Preferred Shares and the Founders to confirm that the Revenue Milestone was achieved and that the vesting commencement date was April 1, 2008. In addition, it was also agreed between the holders of Series B Preferred Shares and the Founders that the Founders’ Options was reduced from 3,400,000 to 2,400,000 (Note 17).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

18.          SHARE-BASED COMPENSATION (CONTINUED)

(c)   Founders’ Options (Continued)

The Founders’ Options have been awarded by the holders of Series B Preferred Shares for the Founders’ continuing services to the Company. Accordingly, such Founders’ Options are recorded as share-based compensation expenses in the Company with an offsetting credit to Additional Paid-in Capital, reflecting a pushdown of such expenses as incurred by the holders of Series B Preferred Shares. As the Founders’ Options are indexed to a foreign currency in addition to the Company’s share price, the Founders’ Options is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. During the year ended December 31, 2007, the Company has assessed that it is probable that the Revenue Milestone would be met, accordingly the Company commenced recognition of the related compensation expenses using the accelerated method. Subsequent to the Company’s IPO, the Company’s shares are now publicly traded in U.S. upon the IPO and therefore the Founders’ options are no longer considered dual-indexed. The fair value of the Founders’ options was remeasured on the date of the Company’s IPO with the fair value of the share-based liabilities relating to the vested options reclassified to Additional Paid-in Capital and the fair value of the unvested Founders’ options to be recognized over the remaining requisite service period as compensation expenses using the accelerated method. RMB(1,191,000), RMB1,958,000 (net of the reversal of the 1,000,000 Founders’ options cancelled)and RMB 8,992,000 (US$1,362,000) were recorded as compensation expense, with a corresponding credit to Additional Paid-in Capital during the years ended December 31, 2008, 2009 and 2010, respectively.

The Company calculated the estimated fair value of the options on the grant date and cancellation date (for the above-mentioned 1,000,000 Founders’ Options) using the binomial option pricing model with the following assumptions:

	April 20, 2007	July 7, 2009

Suboptimal exercise factor	2	2
Risk-free interest rates	4.78%	3.77%
Expected volatility	76.7%	80.8%
Expected dividend yield	0%	0%

The Company calculated the estimated fair value of the options at December 31, 2009 and the date of the Company’s IPO on October 1, 2010 using the binomial option pricing model with the following assumptions:

	December 31, 2009	October 1, 2010

Suboptimal exercise factor	2	2
Risk-free interest rates	3.81%	2.52%
Expected volatility	72.9%	62.2%
Expected dividend yield	0%	0%

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

18.          SHARE-BASED COMPENSATION (CONTINUED)

A total compensation expense relating to options granted to employees, non-employees and Founders’ options recognized for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000
Cost of revenues	1,499	2,489	11,353	1,720
Sales and marketing expenses	3,223	5,352	27,122	4,110
General and administration expenses	(156)	4,185	21,703	3,288
Research and development expenses	1,424	2,365	11,984	1,816
	5,990	14,391	72,162	10,934

19.          STATUTORY RESERVES

Under PRC law, ChinaCache Beijing, Beijing Blue IT, Beijing Jingtian and Shanghai JNet are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund.  The entities are required to allocate at least 10% of their after tax profits on individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital.  Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the entity. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

As of December 31, 2009 and 2010, the Company had appropriated RMB1,326,000 and RMB1,326,000 (US$201,000), respectively in its statutory reserves.

20.          MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB7,893,000, RMB8,053,000 and RMB8,295,000 (US$1,257,000), respectively, for the years ended December 31, 2008, 2009 and 2010.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

21.          INCOME TAXES

Enterprise income tax

Cayman Islands

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIEs.

United States of America

ChinaCache North America, Inc. was registered in California, United States of America in 2007.  The entity is subject to both California State Income Tax (8.84%) and Federal Income Tax (graduated income tax rate up to 35%) on its taxable income under the current laws of the state of California and United States of America. For the years ended December 31, 2008, 2009, and 2010, due to losses generated in the period, ChinaCache North America, Inc. has incurred only minimal tax expense.

Hong Kong

ChinaCache Networks (Hong Kong) Limited, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2008, 2009 and 2010, ChinaCache Networks (Hong Kong) Limited had no provision for income taxes, as it had no assessable profits during these years.

The PRC

ChinaCache Beijing, Beijing Blue IT, Beijing Jingtian and Shanghai JNet are registered in the PRC and subject to PRC enterprise income tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

Prior to January 1, 2008, both ChinaCache Beijing and Beijing Blue IT, located in the Beijing Zhongguancun Science Park, were certified as High and New Technology Enterprises (“HNTE”), eligible for a tax holiday and 15% preferential tax rate.  The tax holiday provided each entity a 100% exemption from EIT beginning from its first year of cumulative profit, and a 50% exemption of EIT for the next three years.  The entities were entitled to these tax benefits so long as they continued to qualify as HNTE.  As such, Beijing Blue IT was entitled to a 15% tax rate and ChinaCache Beijing was exempt from income taxes during the year ended December 31, 2007.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law (“the New EIT Law”), effective on January 1, 2008.  The New EIT Law unified the previously-existing separate income tax laws for domestic enterprises and foreign invested enterprises (“FIEs”) and adopted a unified 25% enterprise income tax rate applicable to all resident enterprises in China, except for certain entities eligible for preferential tax rates and grandfather rules stipulated by the New EIT Law.  In accordance with the implementation rules of the New EIT Law, entities that previously qualified for HNTE do not automatically qualify for similar preferential tax treatments under the New EIT Law.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

21.          INCOME TAXES (CONTINUED)

On December 18, 2008, Beijing Blue IT received official approval for its HNTE status under the New EIT Law.  The HNTE status is valid for three years from 2008 to 2010 and thereafter for an additional three years through an administrative renewal process. The Company’s other PRC subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2009 and 2010.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2010, no applicable detailed interpretation or guidance has been issued to define “place of effective management” for non Chinese-Source-Fund controlled enterprises. Furthermore, as of December 31, 2010, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Company has analyzed the applicability of this law and considered that the Company and non-PRC subsidiaries do not have a place of effective management in the PRC.  However, the Company will continue to monitor the related development and application.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

21.          INCOME TAXES (CONTINUED)

Loss before income tax expense consists of:

	For the Years Ended December 31,
	2008	2009	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Non-PRC	(27,283)	(36,989)	(121,539)	(18,415)
PRC	(121,454)	(135)	54,438	8,248

	(148,737)	(37,124)	(67,101)	(10,167)

The income tax expense comprises:

	For the Years Ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000

Current	6,641	3,066	12,710	1,926
Deferred	(3,578)	(1,023)	(24,064)	(3,646)

	3,063	2,043	(11,354)	(1,720)

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to the PRC operations to income tax expense for the years ended December 31, 2008, 2009 and 2010, is as follows:

	For the Years Ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000

Loss before income tax expense	(148,737)	(37,124)	(67,101)	(10,167)

Income tax computed at PRC statutory tax rate of 25%	(37,184)	(9,281)	(16,775)	(2,542)
Preferential tax rates	585	(187)	(5,049)	(765)
Tax holiday	—	—	—	—
International rate differences	3,963	8,159	30,007	4,547
Research and development expenses	(1,414)	(1,264)	(787)	(119)
Non-deductible expenses	25,164	5,117	1,528	231
Deferred tax on outside basis differences	5,791	1,403	(16,684)	(2,528)
Tax on deemed profit	(4,330)	(1,321)	1,074	163
Changes in unrecognized tax benefits	5,488	2,814	(244)	(37)
Changes in the valuation allowance	5,000	(3,397)	(5,050)	(765)
Deferred tax true up	—	—	626	95

Income tax expense (benefit)	3,063	2,043	(11,354)	(1,720)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

21.          INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2008	2009	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Allowance for doubtful accounts	588	586	567	86
- Accruals	1,891	1,878	3,752	568
Valuation allowance	(2,479)	(2,464)	—	—

Net current deferred tax assets	—	—	4,319	654

Non-current:
- Tax losses	5,007	4,532	3,960	600
- Property and equipment	4,647	1,740	2,368	359
Valuation allowance	(9,654)	(6,272)	(3,960)	(600)

Net non-current deferred tax assets	—	—	2,368	359

Total Deferred tax assets	—	—	6,687	1,013

Deferred tax liabilities:
Current:
- Intangible assets	1,458	694	134	20

Current deferred tax liabilities	1,458	694	134	20

Non-current:
- Intangible assets	1,801	139	5	1
-Outside basis of domestic VIEs	15,280	16,683	—	—

Non-current deferred tax liabilities	17,081	16,822	5	1

Total deferred tax liabilities	18,539	17,516	139	21

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

21.          INCOME TAXES (CONTINUED)

As of December 31, 2009 and 2010, the Company has net tax operating losses from its PRC subsidiaries, as per filed tax returns, of RMB145,308,000 and RMB68,676,000 (US$10,405,000), respectively, which start to expire in 2012. As of December 31, 2009 and 2010, the Company has net tax operating losses from its non-PRC subsidiaries, as per filed tax returns, of RMB8,380,000 and RMB10,106,0000 (US$1,531,000), respectively, which start to expire in 2029.

The benefit of the tax holiday per basic and diluted loss per share is not disclosed, as none of the entities within the Company enjoyed any benefits from tax holiday during the years ended December 31, 2008, 2009 and 2010, because of their accumulated loss position during the tax holiday.

As of December 31, 2010, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Positions

As of December 31, 2010, the Company recorded liabilities of  RMB42,265,000 (US$6,404,000) for unrecognized tax positions related to under-reported income, unqualified deemed profit filing method, and transfer pricing for certain subsidiaries and VIEs. It is possible that the amount of unrecognized tax positions will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time. Unrecognized tax benefits of RMB42,265,000 (US$6,404,000) as at December 31, 2010, if recognized, will impact the effective tax rate.

A roll-forward of accrued unrecognized tax benefits is as follows:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000

Balance—beginning	39,051	42,847	6,492
Increase/Decrease based on tax positions related to prior years	—	—	—
Increase/Decrease based on tax positions related to the current year	4,027	289	44
Decrease due to settlements with tax authorities	—	(338)	(6)
Reductions as a result of a lapse in statute of limitations	(231)	(533)	(126)

Balance—ending	42,847	42,265	6,404

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

21.          INCOME TAXES (CONTINUED)

In each of the years ended December 31, 2008, 2009 and 2010, the Company recorded interest expense of RMB1,908,000, RMB3,122,000 and RMB3,705,000 (US$561,000), respectively.  In each of the years ended December 31, 2008, 2009, and 2010, the Company recorded penalties of RMB3,126,000, RMB1,086,000 and RMB1,745,000 (US$264,000), respectively.

As of December 31, 2010, the tax years ended December 31, 2007 through 2010 remain open for statutory examination by the tax authorities.

22.          RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Company had transactions during the periods presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Director of the Company
Ms. Kou Xiaohong	The Co-Founder and Director of the Company
Blue I.T. Technologies Limited(“Blue IT”)	A company 100% owned by Ms. Kou Xiaohong
Harvest Century International Ltd. (“HCI”)	A company 100% owned by Ms. Kou Xiaohong
Sundream Holdings Ltd. ( i )	A shareholder of the Company
SmartAsia Holdings Ltd. ( i )	A shareholder of the Company
JAFCO Asia Technology Fund II (ii)	A shareholder of the Company
Investor Investments Asia Limited (ii)	A shareholder of the Company
Investor Goup Asia LP (ii)	A shareholder of the Company
Qiming Venture Partners,L.P. ( ii ) ( iii )	A shareholder of the Company
Qiming Managing Directors Fund,L.P. ( ii ) ( iii )	A shareholder of the Company
Ignition Venture Partners III,L.P. (ii) ( iii )	A shareholder of the Company
Ignition Managing Directors Fund III,LLC ( ii ) ( iii )	A shareholder of the Company
SIG China Investments One,Ltd ( ii ) ( iii )	A shareholder of the Company
Intel Capital (Cayman) Corporation (ii)	A shareholder of the Company
Intel Capital Corporation ( ii ) ( iii )	A shareholder of the Company

Mr. Mei Yongkai	The shareholder of Sundream Holdings Ltd.
Ms. Mei Xiurong	The shareholder of SmartAsia Holdings Ltd.

( i ) Collectively referred as “Former JNet Group Shareholders”

( ii) Collectively referred as preferred shareholders

(iii) Collectively referred as “Series C Preferred Shareholders”

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

22.          RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Company had the following related party balances as of December 31, 2009 and 2010:

	Mr. Wang Song	Ms. Kou Xiaohong	Blue IT	HCI	Former JNet Group Shareholders	Series C Preferred shareholders	Mr. Mei Yongkai	Ms. Mei Xiurong	Total

Balance as of January 1, 2009	1,209	29	(182)	—	(57,304)	—	48,102	2,807	(5,339)

Expenses paid by related parties on behalf of the Company	(854)	(34)	—	—	—	—	—	—	(888)
Repurchase of ordinary shares	—	—	—	(20,486)	—	—	—	—	(20,486)
Issuance of Series C Preferred shares	—	—	—	—	—	34,586	—	—	34,586
Loans to a related party	—	—	—	—	—	—	14,681	—	14,681
Imputed interest for amount due to related party	—	—	—	—	(1,769)	—	—	—	(1,769)
Exchange gain	—	—	—	—	55	—	—	—	55
Balance as of December 31, 2009	355	(5)	(182)	(20,486)	(59,018)	34,586	62,783	2,807	20,840

Expenses paid on behalf of related parties	—	—	182	—	—	—	—	—	182
Expenses paid by related parties on behalf of the Company	(355)	(13)	—	—	—	—	—	—	(368)
Cash paid for repurchase of ordinary shares	—	—	—	20,486	—	—	—	—	20,486
Cash received from issuance of Series C Preferred Shares	—	—	—	—	—	(34,586)	—	—	(34,586)
Post-acquisition settlement consideration (Note 4(a))	—	—	—	—	(16,569)	—	(6,588)	—	(23,157)
Exchange gain	—	—	—	—	2,734	—	—	—	2,734
Balance as of December 31, 2010	—	(18)	—	—	(72,853)	—	56,195	2,807	(13,869)
Balance as of December 31, 2010 (US$’000)	—	(3)	—	—	(11,038)	—	8,515	425	(2,101)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

22.          RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The amounts due from Series C Preferred Shareholders were received on January 2 and January 6, 2010. The amount due to HCI was repaid on January 21, 2010. The corresponding amounts due from Mr. Mei Yongkai and Ms. Mei Xiurong will be settled in accordance with the Supplemental Agreement signed on January 28, 2010 (Note 4(a)).

Other balances with related parties are unsecured, interest-free and repayable on demand.

23.          ISSUANCE AND REPURCHASE OF ORDINARY SHARES

On December 29, 2009, the Company repurchased 12,436,707 ordinary shares from one of its shareholders, HCI, at a purchase consideration of US$0.2412 per share for total purchase consideration of RMB20,486,000. The shares were cancelled immediately after the repurchase. The excess of purchase consideration over the par value of these ordinary shares of RMB20,477,000 recognized as an increase to accumulated deficit.

24.          RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. ChinaCache Beijing was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividend payments, loans or advances.

The restricted net assets of the PRC subsidiaries and consolidated VIEs is approximately RMB131,746,000 (US$19,962,000) as of December 31, 2010.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

25.          LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the Year Ended December 31,
	2008		2009		2010
	(RMB’000)		(RMB’000)		(RMB’000)		(US$’000)

Numerator:
Net Loss	(151,800)		(39,167)		(55,747)		(8,447)
Accretion of redeemable convertible preferred shares:
- Series A	(9,998)		(8,046)		—		—
- Series B	(24,161)		(22,726)		(21,055)		(3,190)
- Series C	—		(5,655)		(26,003)		(3,940)

Effect of foreign exchange rate movement on redeemable convertible preferred shares
- Series A	6,517		100		2,232		338
- Series B	16,461		250		5,932		899
- Series C	—		—		2,421		367

Net loss attributable to ordinary shareholders:	(162,981)		(75,244)		(92,220)		(13,973)

Denominator:
Number of shares outstanding, opening	91,345,644		96,912,599		84,475,892		84,475,892
Weighted average number of shares issued	3,096,142		—		75,135,482		75,135,482
Weighted average number of shares repurchased	—		(68,146)		—		—
Weighted-average number of shares outstanding — Basic	94,441,786		96,844,453		159,611,374		159,611,374
Weighted-average number of shares outstanding — diluted	94,441,786		96,844,453		159,611,374		159,611,374

Loss per share
- basic	RMB	(1.73)	RMB	(0.78)	RMB	(0.58)	US$	(0.09)
- diluted	RMB	(1.73)	RMB	(0.78)	RMB	(0.58)	US$	(0.09)

The effects of Series A, Series B and Series C Preferred Shares and 2008 Convertible Notes have been excluded from the computation of diluted loss per share for the years ended December 31, 2008 and 2009 as their effects would be anti-dilutive.  Similarly, the effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2008, 2009 and 2010 as their effects would be anti-dilutive.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

26.          FAIR VALUE MEASUREMENT

The Company applies ASC topic 820, “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures the share-based compensation liability (Note 18) and the post-acquisition settlement consideration contingency (Note 4(a)) at fair value. The share-based compensation liability is classified within Level 3 because it is valued using the binomial option pricing model that utilizes unobservable inputs, such as the stock price, expected stock price volatility, the expected price multiple at which employees are likely to exercise share options and the expected employee forfeiture rate.  The post-acquisition settlement consideration contingency is classified within Level 3. This estimated liability was derived through application of the income approach which included the estimation of Shanghai JNet’s following three years of pre-tax income, based on actual historical operating results coupled with management’s best estimate of future performance and certain market assumptions. The Company applied a discount rate of approximately 17% which was determined through the assessment of the Company-specific and industry-specific risks.

Liabilities measured at fair value on a recurring basis are summarized below:

	Fair value at December 31, 2009	Fair value at December 31, 2010	Fair value at December 31, 2010
	RMB’000	RMB’000	US$’000
Share-based compensation liability	17,515	—	—
Post-acquisition settlement consideration contingency	—	16,569	2,510

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

26.          FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Share-based compensation liability
RMB’000
Fair value at January 1, 2009	5,082
Issuances
- Vested (Note 18)	389
- Unvested (Note 18)	—
Changes in fair value	12,044
Transfers in and/or out of Level 3	—
Fair value at January 1, 2010	17,515
Issuances
- Vested (Note 18)	2,446
- Unvested (Note 18)	—
Changes in fair value	56,705
Transfers in and/or out of Level 3	(76,666)
Fair value at December 31, 2010	—
Fair value at December 31, 2010 (US$’000)	—

Post-acquisition settlement consideration contingency
RMB’000

Fair value at January 1, 2010	—

Changes in fair value	16,569
Transfers in and/or out of Level 3	—
Fair value at December 31, 2010	16,569
Fair value at December 31, 2010 (US$’000)	2,510

Changes in fair value of the share-based compensation liability were recorded as compensation expense in captions consistent with the payroll cost classification in the accompanying consolidated statements of operations. The Company’s valuation techniques used to measure the fair values of the share-based compensation liability were derived from management’s assumptions or estimations and are discussed in Note 18 — Share-based compensation. Changes in the fair value of the post-acquisition settlement consideration contingency will be recorded in the consolidated statements of operations. The Company’s valuation techniques used to measure the fair value of the post-acquisition settlement consideration contingency were derived from management’s assumptions of estimations as discussed above.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

27.          COMMITMENTS AND CONTINGENCIES

(a)  Variable Interest Entity Structure

The Company has three VIEs as of December 31, 2010. In the opinion of management, (i) the ownership structure of the Company, and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with VIEs are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

(b)  Operating Leases

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates.  Total rental expense under all operating leases was RMB3,716,000, RMB3,116,000 and RMB3,917,000 (US$593,000) for the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2010, the Company had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	December 31, 2010
	RMB’000	US$’000

2011	4,124	625
2012	1,323	200

	5,447	825

(c)  Purchase Commitments

As of December 31, 2010, the Company had outstanding purchase commitments in relation to bandwidth of RMB68,521,000 (US$10,382,000).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2008, 2009 AND 2010

27.          COMMITMENTS AND CONTINGENCIES (CONTINUED)

(d)  Post-acquisition settlement consideration contingency

As of December 31, 2010, the Company has recorded RMB16,569,000 (US$2,510,000) representing management’s estimated fair value of the earn-outs associated with the Company’s post-acquisition supplementary agreement entered into with the original JNet sellers. This estimated liability was derived through application of the income approach which included the estimation of Shanghai JNet’s following three years of pre-tax income, based on actual historical operating results coupled with management’s best estimate of future performance and certain market assumptions. The Company applied a discount rate of approximately 17% which was determined through the assessment of the Company-specific and industry-specific risks. Actual results may differ from this original estimate resulting in actual future payments significantly exceeding this estimate.

28.          SUBSEQUENT EVENTS

(a) Accelerated vesting of share options

During the period from January 1, 2011 to April 21, 2011, the Company accelerated the vesting of 332,500 stock options of certain terminated employees. As a result of that modification, the Company recognized additional compensation expenses during that period.