Form 20-F
period 2011-12-31
ChinaCache International Holdings Ltd.
filed 2012-04-24
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report....................

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

Jackie You Kazmerzak, Chief Financial Officer

Telephone: +(86 10) 6437-3399

Facsimile: +(86 10) 6437-4251

6/F, Block A, Galaxy Plaza

No. 10 Jiuxianqiao Road Middle, Chaoyang District

Beijing, 100015

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 16 ordinary shares	NASDAQ Global Market
Ordinary shares, par value US$0.0001 per share*	NASDAQ Global Market*

*Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 364,813,932 ordinary shares, par value US$0.0001 per share, as of December 31, 2011.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information —Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.                                                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                     KEY INFORMATION

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2009, 2010 and 2011 and our balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the years ended December 31, 2007 and 2008 and our balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:
Net revenues	160,973	257,614	259,930	395,057	618,422	98,257
Cost of revenues(1)	(170,902)	(240,114)	(196,410)	(275,455)	(432,736)	(68,755)
Gross profit	(9,929)	17,500	63,520	119,602	185,686	29,502
Operating expenses:(1)
Sales and marketing expenses(1)	(13,387)	(28,481)	(36,775)	(73,125)	(72,040)	(11,446)
General and administrative expenses(1)	(42,551)	(35,858)	(25,023)	(45,037)	(57,308)	(9,105)
Research and development expenses(1)	(6,827)	(16,807)	(16,639)	(28,692)	(40,952)	(6,507)
Post-acquisition settlement consideration	—	—	—	(37,858)	(7,158)	(1,137)
Operating loss	(72,694)	(63,646)	(14,917)	(65,110)	8,228	1,307
Interest income	1,843	209	81	487	2,233	355
Interest expense	(1,139)	(4,917)	(13,060)	(664)	(1,254)	(199)
Other (expense) income	(8)	(3,127)	472	3,007	(5,165)	(821)
Foreign exchange (loss)/gain, net	(1,711)	3,787	(661)	(4,963)	(4,411)	(701)
Changes in fair value of warrants on Series A convertible preferred shares	(4,286)	—	—	—	—	—
Impairment of property and equipment	(9,912)	(2,872)	—	—	—	—
Loss from continuing operations before income tax expense	(87,907)	(70,566)	(28,085)	(67,243)	(369)	(59)
Income tax (expense)/benefit	(6)	(10,544)	1,818	10,904	(11,145)	(1,771)
Net loss from continuing operations	(87,913)	(81,110)	(29,903)	(56,339)	(11,514)	(1,830)
(Loss) income from discontinued operations (including gain on disposal of Shanghai JNet)	—	(70,690)	(9,264)	592	31,977	5,081
Net income/(loss)	(87,913)	(151,800)	(39,167)	(55,747)	20,463	3,251
Earnings/(loss) per ordinary share:
Net loss from continuing operations	(1.12)	(0.98)	(0.68)	(0.58)	(0.03)	(0.00)
Loss/(income) from discontinued operations	—	(0.75)	(0.10)	—	0.08	0.01
Basic	(1.12)	(1.73)	(0.78)	(0.58)	0.05	0.01

Net loss from continuing operations	(1.12)	(0.98)	(0.68)	(0.58)	(0.03)	(0.00)
Loss/(income) from discontinued operations	—	(0.75)	(0.10)	—	0.08	0.01
Diluted	(1.12)	(1.73)	(0.78)	(0.58)	0.05	0.01
Earnings/(loss) per ADS (2)
Net loss from continuing operations	—	—	—	(9.28)	(0.48)	(0.00)
Loss/(income) from discontinued operations	—	—	—	—	1.28	0.16
Basic	—	—	—	(9.28)	0.80	0.16

Net loss from continuing operations	—	—	—	(9.28)	(0.48)	(0.00)
Loss/(income) from discontinued operations	—	—	—	—	1.28	0.16
Diluted	—	—	—	(9.28)	0.80	0.16
Shares used in basic and diluted loss per share computation	88,791,173	94,441,786	96,844,453	159,611,374	381,984,517	381,984,517

(1)               Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	—	1,499	2,489	11,353	4,047	643
Sales and marketing expenses	—	3,223	5,352	27,122	9,669	1,536
General and administrative expenses	3,379	(156)	4,185	21,703	8,968	1,425
Research and development expenses	—	1,424	2,365	11,984	4,272	679
Total share-based compensation expenses included in cost of revenues and operating expenses	3,379	5,990	14,391	72,162	26,956	4,283

(2)     Each ADS represents 16 ordinary shares.

A summary of our selected consolidated balance sheet data is as follows:

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	57,720	12,883	64,702	592,706	392,535	62,368
Accounts receivable, net	52,784	48,327	54,520	107,690	156,215	24,820
Total current assets	120,053	116,639	225,120	776,229	578,007	91,837
Property, plant and equipment, net	201,811	210,531	151,009	170,451	154,903	24,612
Acquired intangible assets, net	12,271	18,883	3,330	555	—	—
Goodwill	—	20,035	16,989	16,989	—	—
Total current liabilities	110,732	247,145	231,353	279,789	179,499	28,522
Total liabilities	116,422	272,307	248,751	290,625	179,499	28,522
Total mezzanine equity	350,156	361,337	488,126	—	—	—
Total shareholders’ (deficit) equity	(127,248)	(264,151)	(339,250)	678,839	667,509	106,056

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the certified exchange rate was RMB6.3080 to US$1.00.

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

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7608	6.8270	6.6000
2011
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

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

We have a history of net losses. For the three years ended December 31, 2009, 2010 and 2011, we had net losses of RMB29.9 million, RMB56.3million and RMB11.5 million (US$1.8 million) from continuing operations, respectively. As of December 31, 2011, we had an accumulated shareholders’ deficit of RMB473.0 million (US$75.2 million). We cannot anticipate when, if ever, we will become profitable. Although we have been able to narrow our net losses in 2009, 2010 and 2011 through improved efficiency of our networks and operations and related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. Furthermore, we expect our costs and expenses to increase as we continue to expand our business and operations. If we are unable to generate revenues that significantly exceed our costs and expenses, we may continue to incur losses in the future.

We generate substantially all of our revenues from sales of content and application delivery total solutions, and the failure of the market for these services to expand as we expect or the reduction in spending on these services by our current or potential customers would seriously harm our business.

We have generated substantially all of our revenues from sales of content and application delivery total solutions. We expect such services to continue to be the primary source of our revenues in the foreseeable future. Our success, therefore, depends on our customers’ continued and increasing reliance on the Internet for delivery of services and applications and our ability to deliver these services and applications cost-effectively. Factors that may have a general tendency to limit or reduce the number of users relying on the Internet for services and applications or the number of providers making services and applications available online would harm our business. As the content and application delivery service is still emerging, our success also depends on our ability to convince potential customers to entrust their services and applications to an external service provider, that content and application delivery technologies and services are valuable and that it is more cost-effective for them to utilize external services than for them to develop similar services in-house. A decline in the demand for content and application delivery services in general would negatively affect demand for our services. Even if demand for our services continues to grow, this demand may not grow as quickly as we anticipate. The influence of any of these factors may cause our current or potential customers to reduce their spending on our services, which would have a material adverse impact on our business, results of operations and financial condition.

Our costs and expenses may increase, and our results of operations may be adversely affected if we cannot pass on the increased costs to our customers.

Since 2007, we have invested heavily in purchasing capital equipment to increase our network capacity. For example, we had capital expenditures of RMB2.0 million, RMB77.3 million and RMB56.7 million (US$9.0 million) in 2009, 2010 and 2011, respectively, which relate to our additions of property and equipment, such as the build-out and expansion of our network. In 2012 and beyond, we expect to increase our costs and expenses, including investments in additional bandwidth, servers and other equipment. Our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our third-party bandwidth and other providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we cannot accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2009, 2010 and 2011, 27.0%, 14.0% and 19%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer.

We may lose customers if they elect to develop solutions internally for the delivery of their own content and applications.

Our customers and potential customers may decide to develop their own content and applications delivery service solutions rather than outsource these solutions to service providers like us. This is particularly true as our customers expand their operations and begin expending greater resources on delivering their Internet services and applications using their own solutions. For instance, our largest customer in 2009, Tencent, who contributed approximately 14.8% of our total net revenue in 2009, ceased to be one of our top three customers in 2010 and 2011, partially due to its decision to develop its own in-house solutions.  Revenues from Tencent contributed 2.5% and 2.8% of our total net revenues in 2010 and 2011, respectively. If we fail to offer services that are competitive to in-house developed solutions, we may continue to lose customers or fail to attract customers that develop their own solutions in-house, and our business and financial results would suffer.

The decline in the price of our services could negatively impact our gross margins.

The prices we can charge for our content and application delivery total solutions have declined, and are expected to decline over time, as a result of, among other things, the increasing availability of bandwidth at reduced costs and existing and new competition in the marketplace. Also, we may be forced to reduce the price of our services due to reduced bargaining power with our customers. If the price that we are able to charge customers falls to a greater extent than we anticipate and we are not able to offset this decline with reduction in our cost of revenues, our results of operations would be adversely affected.

Rapidly evolving technologies or new business models could cause demand for our services to decline or become obsolete.

Third parties may develop technological or business model innovations that address Internet services and applications delivery requirements in a manner that is, or is perceived to be, the equivalent or superior to our services. For instance, companies are looking to offer Internet-related solutions, such as peer-to-peer file sharing networks or cloud computing services, to address certain content and application delivery needs. Our existing and future competitors may introduce new products or services that compete with or surpass the quality, price or performance of our services. We may not anticipate such developments and our services may be unable to adequately compete with these potential solutions. In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ demand for our services. If this occurred, we could lose customers or potential customers, and our business and financial results would suffer. As a result of these or similar potential developments, it is possible that competitive dynamics in our market may require us to reduce our prices, which could harm our revenue, gross margin and results of operations.

If we are unable to develop new services and enhancements to existing services or fail to predict and respond to emerging technological trends and customers’ changing needs, our results of operations may suffer.

The market for content and application delivery services is characterized by rapidly changing technology, evolving customer needs and requirements, and frequent new product and service introductions. Our results of operations depend on our ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. We must commit significant resources to developing new services or enhancements to our existing services before we are able to develop services that are widely accepted by the market. For example, individuals are increasingly using mobile devices to access Internet content. Our ability to provide new and innovative solutions to address challenges posed by mobile device users and other technologies or market developments is important to our future growth potential. Furthermore, we may not successfully execute our technology initiatives because of errors in planning or timing, technical hurdles that we fail to overcome in a timely manner, misunderstandings about market demand or a lack of appropriate resources. Failures in execution or market acceptance of new services we introduce could result in competitors providing those solutions before we do, which could lead to loss of market share, revenues and earnings.

The Internet and Internet-based services in China may fail to grow as quickly as expected.

Our future success depends on the growth of the Internet in China. In particular, our business strategy and growth depends on the continued development and utilization of Internet-based services such as online games, rich media content, online advertising, e-commerce and mobile Internet. Online games, rich media content, e-commerce and mobile Internet are relatively new developments in China and may be impacted by regulatory changes in China. Our business prospects and future growth could suffer if the Internet or the markets for these Internet-based services in China fail to grow as quickly as anticipated. Furthermore, even if the Internet and Internet-based services in China grow as expected, we may fail to successfully implement our growth strategies, which could have a material adverse impact over our business prospects, results of operations and financial condition.

Many of our existing and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for our services.

Because the proliferation of broadband Internet connections and the subsequent monetization of Internet services and applications are relatively recent phenomena in China, the business models of many of our existing and potential customers primarily focus on the delivery of Internet content and applications to users and remain unproven. For example, user-generated content websites, media companies and online game operators have been among our customers and are pursuing emerging strategies for monetizing their Internet services and applications or traffic on their websites. These companies will not continue to purchase our content and application delivery total solutions if their Internet services or applications fail to generate a sufficient return on their investment or if their own business models fail to succeed. Moreover, some of our existing and potential customers are pursuing business in areas which have undefined regulatory parameters in China, and such companies face a risk of having their activities restricted or shut down for regulatory reasons. A reduction in spending on our services by our existing and potential customers or our customers’ inability or refusal to pay us due to their own financial condition or other reasons would harm our results of operations, financial condition and liquidity, and our growth and prospects may be materially and adversely affected.

We depend on a limited number of customers for a substantial portion of our revenues, and the loss of, or a significant shortfall in demand from, these customers could significantly harm our results of operations.

During any given fiscal period, a relatively small number of customers typically accounts for a significant percentage of our revenue. For example, our single largest customer contributed 14.8%, 15.1% and 15.5% of our total net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Furthermore, our five largest customers contributed 34.8%, 33.5% and 31.6% of our total net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. Our large customers may decrease the amount of services they purchase from us or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

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

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or PRC economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran.

Economic conditions in China are sensitive to global economic conditions, and our business, results of operations and financial condition are sensitive to PRC and global economic conditions.  Since we currently derive substantially all of our revenues from customers in China, any prolonged slowdown in the Chinese or global economy may have an adverse effect on our business, results of operations and financial condition. To the extent customers are unable to profitably monetize the content we deliver on their behalf due to an economic slowdown or otherwise, they may reduce or eliminate the traffic we deliver on their behalf. Such reductions in traffic would lead to a reduction in our revenues. Additionally, in economic downturns, we may experience the negative effects of increased competitive pricing pressure, customer loss, slowdown in commerce over the Internet and corresponding decrease in traffic delivered over our network and failures by customers to pay amounts owed to us on a timely basis or at all.  Suppliers on which we rely for servers, bandwidth, co-location and other services could also be negatively impacted by economic conditions which, in turn, could have a negative impact on our operations or expenses.  Any prolonged slowdown in the global or PRC economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We expect to continue to experience intense competition.

We compete in a market that is intensely competitive, rapidly changing and characterized by vendors offering a wide range of content and application delivery services. We have experienced and expect to continue to experience intense competition. In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology and FastWeb. Although multinational companies currently do not have a significant presence in the content and application delivery services market in China, in part due to regulatory restrictions in China’s telecommunications sector, we may face competition from multinational companies if regulatory restrictions in China are lifted in the future. Also, as a result of the growth of the content delivery services market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Some of our current or potential competitors may have greater financial, marketing and other resources than we do and may have stronger governmental support. Some of our competitors may offer lower prices on competing services in order to gain market share. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Furthermore, some of our current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that we offer. Increased competition could result in price reductions and revenue decline, loss of customers and loss of market share, which could harm our business, financial condition and results of operations.

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

Selective acquisitions and strategic investments form part of our strategy to further expand our business. However, acquisitions present other challenges, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of our ongoing business, the potential distraction of management, expenses related to the acquisition, potential unknown liabilities or penalties associated with acquired businesses. Any inability to integrate operations or personnel in an efficient and timely manner could harm our results of operations.

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

Our technologies and business methods, including those relating to our content and application delivery total solutions, may be subject to third-party claims or rights that limit or prevent their use. Companies, organizations or individuals, including our competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services or develop new services, which could make it more difficult for us to operate our business. Intellectual property registrations or applications by others relating to the type of services that we provide may give rise to potential infringement claims against us. In addition, due to being a public company, we may face a higher risk of being subject to intellectual property infringement claims from third parties. The global content and application delivery services industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims may further increase as the number of products, services and competitors in our market increases. Further, continued success in this market may provide an impetus to those who might use intellectual property litigation as a tool against us.

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

As of the date of this annual report, we have 13 patents, 32 patent applications and 14 software copyright registrations in China relating to the technologies used in our business. However, we have no issued patents in the U.S.  Certain U.S.-based companies have been granted patents or have licensed patents in the U.S. relating to the content and application delivery business. In the past, we have conducted substantially all of our business operations in China. In August 2007, we established a U.S. subsidiary, ChinaCache North America, Inc., primarily to support our marketing efforts in North America. We primarily rely upon our local business partners in the U.S. to address our content and application delivery needs in those markets. However, the possibility of intellectual property rights infringement claims against us may still increase as we expand outside China.

If we fail to defend ourselves against any intellectual property infringement claim, we may lose significant intellectual property rights and may be unable to continue providing our existing services, which could have a material adverse effect on our results of operations and business prospects.

We may not be able to prevent others from unauthorized use of our intellectual property.

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 13 patents, 32 patent applications and 14 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

If our ability to deliver services and applications in popular proprietary formats is restricted or becomes cost-prohibitive, demand for our services could decline, we could lose customers and our financial results could suffer.

Our business partially depends on our ability to deliver Internet services and applications in all major formats. If our legal right or technical ability to store and deliver Internet services and applications in one or more popular proprietary formats, such as Adobe Flash or Windows Media, is limited, our ability to serve our customers in these formats would be impaired and the demand for our content and application delivery total solutions by customers using these formats would decline. Owners of proprietary formats may be able to block, restrict, or impose fees or other costs on, our use of such formats, which could lead to additional expenses for us and for our customers, or which could prevent our delivery of this type of Internet services and applications altogether. Such interference could result in a loss of existing customers, increased costs and impairment of our ability to attract new customers, which would harm our revenues, results of operations and growth.

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

If we are required to seek additional funding, such funding may not be available on acceptable terms, if at all.

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenues, increased expenses, increased investment in capital equipment or the acquisition of significant businesses or technologies. We believe that our cash and cash equivalents, available-for-sale investments plus cash from operating activities will be sufficient to fund our operations and proposed capital expenditures for at least the next 12 months. If for unforeseen circumstances we do need to obtain additional funding, it may not be available on commercially reasonable terms, if at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we are able to find outside funding sources, we may be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We may also be required to take other actions that could lessen the value of our ADSs, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our capabilities or cease operations in certain jurisdictions or completely.

If our preferential tax treatment for ChinaCache Beijing becomes unavailable or we are unable to obtain preferential tax treatment for Beijing Blue I.T., our results of operations may be materially and adversely affected.

The Enterprise Income Tax Law, effective as of January 1, 2008, permits certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other financial or non-financial criteria to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. ChinaCache Beijing is currently subject to a statutory tax rate of 15% due to its having received “high and new technology enterprise” status from the Beijing Science and Technology Commission, Beijing Finance Bureau, Bejiing Administration of State Taxation and Beijing Administration of Local Taxation on December 24, 2010, and will be subject to such statutory rate of 15% through the end of the 2012 fiscal year. If our preferential tax treatment for ChinaCache Beijing becomes unavailable, our income tax expenses would increase, which may have a material adverse effect on our net income and results of operations.

In December 2008, Beijing Blue I.T. was recognized as a “high and new technology enterprise strongly supported by the state” and was eligible for the reduced 15% enterprise income tax rate from 2008 through 2010. Beijing Blue I.T.’s, applicable enterprise income tax rate increased to 25% in 2011 following the expiration of its qualification as a “high and new technology enterprise” in 2011 and the untimely renewal of such qualification. If we are unable to obtain a new qualification of “high and new enterprises strongly supported by the state” for Beijing Blue I.T. in 2012, Beijing Blue I.T.’s applicable tax rate will continue to remain at 25%, which may put us at a competitive disadvantage relative to our competitors.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could disrupt our services, cause damage to our brand and adversely affect our results of operations.

Our computer networks may be vulnerable to cyber incidents, including but not limited to unauthorized access, computer hacking, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents our cybersecurity measures could misappropriate proprietary information or cause interruptions, malfunctions or disruptions to our operations. Our electronic data may also be vulnerable to attacks, unauthorized access and misappropriation, which may corrupt our electronic data.  We have not experienced a major cybersecurity breach to date.  However, if a major cybersecurity breach were to occur, the losses or liabilities associated with such breach could have a material adverse effect on our business. We have implemented solutions, processes, and procedures to help mitigate our exposure to these types of cybersecurity risks, but these measures do not guarantee that we will not in the future experience a major cybersecurity breach.  Actual or perceived concerns that our systems may be vulnerable to such cyber attacks or disruptions may deter customers from using our solutions or services and could result in our customers making claims for damages. As a result, we may be required to devote significant incremental amounts of resources to protect against the threat or perceived threat of these cybersecurity risks or to alleviate problems caused by cyber incidents, if and when they were to occur.

If we fail to establish or maintain an effective system of internal controls over our financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. For example, as a public company in the United States we are subject to Section 404 of the Sarbanes-Oxley Act, or Section 404, which requires that we include a management assessment of, and a report by our independent registered public accounting firm on, the effectiveness of our internal control over financial reporting in this annual report on Form 20-F. During the assessment process that we undertake for compliance with Section 404, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting that we may not be able to remediate in time to meet the deadline imposed by Section 404, and our management may conclude that our internal control over financial reporting is not effective. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective and may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Our failure to establish and maintain an effective internal control over financial reporting could increase the risk of material misstatements in our financial statements and cause failure to meet our financial and other reporting obligations, which would likely cause investors to lose confidence in our reported financial information and lead to a significant decline in the trading price of our ADSs.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2010, we and our independent registered public accounting firm identified one “material weakness” in our internal controls over financial reporting, namely a lack of adequate resources with the requisite U.S. GAAP and SEC financial accounting and reporting expertise to support the accurate and timely assembly and presentation of our consolidated financial statements and related disclosures. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2011, this material weakness has been remediated. Please see “Item 15—Controls and Procedures—Changes in Internal Control Over Financial Reporting” for more information. We have successfully completed our Section 404 assessment for the year ended December 31, 2011 and received the auditor’s attestation. However, in the future, if we fail to maintain effective internal controls over financial reporting or to obtain an “unqualified” auditors’ attestation, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

We have granted, and may continue to grant, stock options under our stock incentive plans, resulting in increased share based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011.  There were options to purchase 48,175,666 of our ordinary shares in accordance with these plans granted and outstanding as of April 13, 2012. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.” For the years ended December 31, 2009, 2010 and 2011, we recorded RMB12.4 million, RMB63.2 million and RMB25.9 million (US$4.1 million), respectively, in share-based compensation expenses for employees and non-employees. In accordance with ASC 718, “Share-Based Payment,” we accounted for our options as liability awards and as such the share-based compensation liability was initially recognized at fair value on the date of grant and was subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expenses to properly reflect the cumulative expenses based on the current fair value of the vested options over the vesting period. Immediately following our initial public offering, we started to account for our share-based compensation as equity awards. If we grant more stock options to attract and retain key personnel, the expenses associated with share based compensation may adversely affect our results of operations. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, ChinaCache Beijing, is a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our content and application delivery total solution business in China through a set of contractual arrangements with each of Beijing Blue I.T. and Beijing Jingtian, and their respective shareholders. These contractual arrangements provide ChinaCache Beijing with effective control over Beijing Blue I.T. and Beijing Jingtian. For a description of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.”

The Ministry of Industry and Information Technology, or the MIIT, issued a circular in July 2006 requiring a foreign investor to set up a foreign-invested enterprise and obtain a value-added telecommunications business operating license, or VAT license, in order to conduct any value-added telecommunications business in China. Pursuant to this circular, a domestic VAT license holder is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VAT license holder or its shareholder. The circular further requires each VAT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretations from the regulator, it is unclear what impact this circular will have on us or other similarly situated companies.

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

ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T. and Beijing Jingtian may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T. and Beijing Jingtian were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the respective tax liabilities of Beijing Blue I.T. and Beijing Jingtian without reducing ChinaCache Beijing’s tax liability, which could further result in late payment fees and other penalties to Beijing Blue I.T. and Beijing Jingtian for underpaid taxes; or (ii) limiting the ability of ChinaCache Beijing, Beijing Blue I.T. or Beijing Jingtian to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian, and their respective shareholders, to operate our business in China. For a description of these contractual arrangements, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements with Our Consolidated Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. Under the current contractual arrangements, as a legal matter, if our consolidated variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system and we may incur substantial costs and expend significant resources in pursuing such enforcement actions.

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

The shareholders of our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian, are also the founders, directors, executive officers, employees or shareholders of our company. Conflicts of interests between their roles may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated variable interest entities to breach the existing contractual arrangements. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our two consolidated variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by our consolidated variable interest entities that are important to the operation of our business if any of our consolidated variable interest entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian, and their shareholders, our consolidated variable interest entities hold certain assets that are important to our business operation. If any of our consolidated variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. If any of the consolidated variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and result of operations.

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

The State Administration of Radio, Film and Television and the MIIT issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that only entities wholly owned or controlled by state-owned enterprises may apply for “the Internet Audio-Video Program Operating License” to engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. In addition, the Internet Audio-Video Program Measures require that, when providing signal transmission for Internet Audio-Video programs, network operators are obligated to examine the licenses or permits of the Internet Audio-Video Programs service providers and must provide Internet access services within the scope of such licenses or registration documents. The Internet Audio-Video Program Measures further provide that no entity may provide signal transmission, Internet data center services, fee collection or other financial or technical services to Internet Audio-Video Programs service providers that do not have applicable licenses or permits. Although we do not provide audio-video programs on our own, our content and application delivery total solutions include provision of technical assistance to customers, social networking operators in particular, in the uploading and transmission of user-generated content, including audio-video programs. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures. Accordingly, if we are required to verify our customers’ Internet Audio-Video Program Operating Licenses, such requirements may impose additional obligations on us, which may increase our expenses and adversely affect our business and results of operations. Any of these factors could cause significant disruption to our operations and may materially and adversely affect our business, financial condition and results of operations.

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

We are a holding company and conduct substantially all of our business through our operating subsidiary and affiliated entities, which are limited liability companies established in China. We rely principally on dividends paid by our subsidiary for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to certain limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary, ChinaCache Beijing, is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, it is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if ChinaCache Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of ChinaCache Beijing to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations, and (ii) a 10% withholding tax may be imposed on dividends we pay to our non-PRC resident shareholders and a 10% PRC tax may apply to gains derived by our non-PRC resident shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income. Similarly, such unfavorable tax consequences could apply to ChinaCache North America Inc. and ChinaCache Network (Hong Kong) Limited if they are deemed to be “resident enterprises” by the PRC tax authorities. Notwithstanding the foregoing provisions, the Enterprise Income Tax Law also provides that the dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. If our Cayman Islands holding company is deemed a “resident enterprise” for PRC enterprise income tax purposes, the dividends it receives from its PRC subsidiary, ChinaCache Beijing, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over Beijing Jingtian in July 2008 by entering into contractual arrangements with Beijing Jingtian and its shareholders. We did not seek the approval of the Ministry of Commerce for this transaction based on the legal advice we obtained from our PRC legal counsel in those transactions that such approval was unnecessary. However, the M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, we may in the future grow our business in part by acquiring complementary businesses in China. If we are required to obtain the approval from the Ministry of Commerce, completion of such transaction may be delayed or even inhibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules.  The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review.  The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.  There is no explicit provision in the MOFCOM Security Review Rules stating that our content and application delivery business fall into the scope subject to the security review.  However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with Beijing Blue I.T. and Beijing Jingtian.  If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC affiliates’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

The State Administration of Foreign Exchange issued Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local branch of the State Administration of Foreign Exchange before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of raising funds from overseas to acquire assets of, or equity interest in, PRC companies. In addition, any PRC resident that is the beneficial owner of an offshore special purpose company is required to amend his or her registration with the local branch of the State Administration of Foreign Exchange, with respect to that offshore special purpose company in connection with any of its increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. The State Administration of Foreign Exchange has further issued a series of implementation guidance, including the most recent Notice of the State Administration of Foreign Exchange on Printing and Distributing the Rules for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which became effective on July 1, 2011. Circular 19 standardized certain requirements of the registration process set forth in Circular 75. Any failure to comply with the above registration requirements could result in PRC subsidiaries being prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, the offshore parent company being restricted in its ability to contribute additional capital into its PRC subsidiaries, and other liabilities under PRC laws for evasion of foreign exchange restrictions.

Prior to our initial public offering in October 2010, our current PRC resident beneficial owners had made the necessary registrations as required under Circular 75.  Following our initial public offering, our founders, Song Wang and Jean Xiaohong Kou, established a trust to hold their shares in their personal offshore holding companies, which own our ordinary shares. Our founders and PRC resident beneficial owners have also amended their registrations under Circular 75 in connection with our initial public offering. We cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 75 or Circular 19; nor can we ensure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, ChinaCache Beijing, and affiliated entities, limit ChinaCache Beijing’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under the SAFE regulations, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly-listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

We and our PRC resident employees who participate in our stock incentive plan are subject to these regulations.  We are currently in the process of completing the required registrations pursuant to a notice promulgated by SAFE in February 2012.  If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Employee Stock Options Granted by Listed Companies.”

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on October 1, 2010, the closing prices of our ADSs have ranged from US$3.84 to US$32.80 per ADS, and the last reported trading price on April 23, 2012 was US$5.24 per ADS.

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

•                  changes in the operating performance or market valuations of other Internet content and application delivery service businesses or other Internet-related businesses.

•                  addition or departure of key personnel;

•                  fluctuations of exchange rates between the RMB and U.S. dollar;

•                  intellectual property litigation; and

•                  general economic or political conditions in China and the U.S.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Further, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

We are a foreign private issuer and, as a result, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the U.S. Securities and Exchange Commission, or SEC. Under the Securities Exchange Act of 1934, or the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We must file our annual report within four months after the end of the fiscal year covered by the report for fiscal years ending on or after December 15, 2011. We are not required to disclose detailed individual executive compensation information that is required to be disclosed by U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act and are not subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer are different than those imposed on U.S. domestic reporting companies, our shareholders should not expect to receive the same information about us and at the same time as the information received from, or provided by, U.S. domestic reporting companies.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our assets, which may be determined based on the market value of our ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2011, our current taxable year ending December 31, 2012 or any future taxable year. Under U.S. federal tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Although not free from doubt, based on our income and assets for our taxable year ending December 31, 2011, we do not expect to be classified as a PFIC for that year.  However, it is reasonably likely, though not assured, that we will be classified as a PFIC for our taxable year ending December 31, 2012 and, hence, subsequent taxable years.  The market price (and fluctuations thereof) of our ADSs or ordinary shares may affect our classification as a PFIC for the current or any subsequent taxable year.

Although the law in this regard is unclear, we treat Beijing Blue I.T. and Beijing Jingtian as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T. and Beijing Jingtian for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current year or any subsequent taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in any offering. Under circumstances where revenues from activities that produce passive royalty income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the NASDAQ Global Market, have detailed requirements concerning corporate governance practices of public companies including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. These rules and regulations have increased our director and officer liability insurance, accounting, legal and financial compliance costs and have made certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

In July 2008, we obtained control over Beijing Jingtian Technology Co., Ltd., or Beijing Jingtian, through contractual arrangements.

On October 1, 2010, our ADSs commenced trading on the NASDAQ Global Market under the symbol “CCIH”. In our initial public offering, we issued and sold 5,923,247 ADSs representing 94,771,952 of our ordinary shares (including 909,147 ADSs representing 14,546,352 ordinary shares as a result of the underwriters’ full exercise of their option to purchase additional ADSs), at an initial offering price of US$13.90 per ADS.

On July 18, 2011, we established ChinaCache Xin Run Technology (Beijing) Co., Limited, or Xin Run, a PRC-incorporated company,  primarily for the purpose of research and development activities.

On December 26, 2011, we terminated the contractual arrangements whereby we had exercised control over Shanghai JNet Telcom Co., Ltd., a PRC company which is principally engaged in the provision of telecommunications value-added services in China. See “Item 4.C—Information on the Company—Organizational Structure—Termination of Contractual Arrangements with Shanghai JNet” and “Item 5.A—Operating and Financial Review and Prospects—Sale and Disposal of Shanghai JNet” for more information.

Our principal executive offices are located at 6/F, Block A, Galaxy Plaza, No. 10 Jiuixianqiao Road Middle, Chaoyang District, Beijing, PRC.  Our telephone number at this address is +86 10 6437 3399.  We currently have nine branch offices in nine cities in China, namely, Wuhan, Shanghai, Harbin, Shenzhen, Chengdu, Nanjing, Shenyang, Xi’an and Guangzhou. We have two subsidiaries outside of mainland China, namely ChinaCache North America, Inc., established in California, the United States, in August 2007, and ChinaCache Networks (Hong Kong) Limited, established in Hong Kong in April 2008.  Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

We are the leading provider of Internet content and application delivery total solutions in China, accounting for 53% market share in terms of revenues in 2009, according to iResearch. We provide a portfolio of services and solutions to businesses, government agencies and other enterprises to enhance the reliability and scalability of their online services and applications and improve end-user experience. Our nationwide service platform which consists of our network, servers and intelligent software, is designed to handle planned and unplanned peaks without significant upfront and ongoing capital outlay and other investments on the part of our customers.

We began providing content and application delivery services in China in 2000 and were the first company that is not a telecommunications carrier to obtain from the MIIT, a nationwide operating permit to provide content and application delivery services. As an early mover, we have expanded our business alongside the growth of the Internet in China and have acquired extensive local knowledge about the Internet infrastructure and telecommunications environment in China. Substantially all of our business operations are conducted in China and substantially all of our revenues are derived from sales within China. Building on our knowledge and experience, we have developed a portfolio of services and solutions designed to address complex and unique issues arising from China’s Internet infrastructure and a wide range of turnkey solutions to meet customer- and industry-specific needs.

As a carrier-neutral service provider, our network in China is interconnected with networks operated by all telecommunications carriers, major non-carriers and local Internet service providers in China. We deploy servers and nodes across networks throughout China and we use a private transmission backbone that connects our nodes and data centers, thereby optimizing our content and applications delivery performance and reliability. With servers widely deployed at strategic locations, we are able to provide services throughout China. Our wide range of services makes us a top choice for customers requiring content and application delivery total solutions to different regions in China. We believe that our robust nationwide service platform, which is the result of our significant investments in capital, time and human resources, is not easy to replicate and provides us with a competitive advantage.

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

We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. We currently have 13 patents, 32 patent applications and 14 software copyright registrations, all in China and related to different aspects of the content and application delivery technologies. We have established a joint laboratory with Beijing University of Posts and Telecommunications to undertake leading edge research in content and application delivery technologies, beginning in March 2012. We intend to expand our research and development efforts and offer innovative services and solutions to maintain our market leadership and meet the evolving needs of customers.

We derive substantially all of our revenues from the sale of content and application delivery total solutions. The number of our active customers has grown over the years, increasing from 281 as of December 31, 2009 to 775 as of December 31, 2011. Our net revenues were RMB259.9 million, RMB395.0 million and RMB618.4 million (US$98.3 million) in 2009, 2010 and 2011, respectively. We incurred net losses of RMB39.2 million and RMB55.7 million in 2009 and 2010, respectively, and had net income of RMB20.5 million (US$3.3 million) in 2011, which included a one-time gain of RMB30.7 million (US$4.9 million) on the disposal of Shanghai JNet in 2011.

Our Services and Solutions

We provide a portfolio of content and application delivery total solutions and solutions tailored to our customers’ needs to improve the performance and reliability of their online services and applications, without significant upfront and ongoing capital outlay and other investments on the part of our customers.

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

Managed Internet Data Services

Our Managed Internet Data Services are a “one-stop-shop” services designed to meet customers’ needs for content and application delivery, network infrastructure and network security. Managed Internet Data Services are based on a combination of the traditional Internet data center services and our high performance content and application delivery total solutions. The offerings allow us to expand the reach of our content and application delivery total solutions to customers who wish to take advantage of locating their content and applications in secure, high-performance facilities. To our best financial advantage, we primarily use third-party facilities for hosting customers’ network and other equipment with redundant power, environmental controls and security protection. In addition, we distinguish ourselves from conventional Internet data services providers by bundling our high performance content and application delivery total solutions and Internet data management services. Customers using our Managed Internet Data Services include enterprises, Internet companies, media and entertainment companies, government agencies and financial institution.

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

Our Customer-tailored Integrated Solutions

We divide our customer base into five industry groups. Based on the needs and preferences of customers of each industry, we have developed a wide range of integrated solutions that are tailored to the characteristics of each industry.

Media and Entertainment.  As more and more advertising spending is being shifted to online media, our customers in the media industry are adapting to this trend and investing significant resources in online content delivery. To capitalize on this opportunity, we customize our services aimed at media companies, enabling them to carry online broadcasting of major events, such as the CCTV Spring Festival Gala, and other rich media content to audiences. We customize our Rich Media Streaming Services and File Transfer Services to specifically address media companies’ rich media delivery needs. In addition, our services for media companies typically include our Link Anti-Hijack and certain other value- added services. Entertainment or online game operators seek to cost-effectively deliver large files to hundreds of thousands of game players simultaneously accessing the same online game through different networks. In addition, due to the unreliable interconnectivity among different telecommunications networks in China, players located in different regions often cannot simultaneously play in the same game zone. Our online game solution is designed to address these problems by enabling online game operators to bypass traditional server and bandwidth limitations to ensure reliable and efficient file downloading, handle peak traffic conditions and substantially increase the level of interconnectivity. Our online game solution typically includes our Guaranteed Application Services, Web Page Content Services and File Transfer Services and certain other value-added services.

Enterprises and E-commerce.  Our enterprise customers place importance on having their website give visitors from around the world a uniform experience, thereby projecting a consistent brand image. They also want to minimize or avoid interruptions or delays when implementing major promotions or other major events on their websites. We tailor our content and application delivery total solutions to address these needs, ensuring the same satisfactory Internet experience for end-users throughout different parts of the world. Our enterprise solution also includes our Web Page Content Services, Rich Media Streaming Services and additional value-added services. Companies engaged in the fast-growing e-commerce sector in China face significant Internet-related problems specific to China’s Internet infrastructure. Internet congestion may affect the performance of websites or otherwise reduce the operating efficiency, thereby frustrating consumers. In addition, e-commerce companies need to effectively control Internet security risks. To address the needs of our e-commerce customers, we have designed our e-commerce solution to allow proactive monitoring and rapid response to security-related incidents and anomalies. Our server network is designed to reduce the possibility of a single point of failure and reduce the impact of security attacks. Our e-commerce solution typically includes our Guaranteed Application Services and Web Page Content Services.

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

Mobile Internet.  Mobile Internet refers to access to the Internet from a mobile device, such as a smartphone. While mobile Internet is a fast growing industry in China, mainstream mobile service providers in China are confronted with certain challenges in capitalizing on this development: Specifically, when accessing Internet content from a mobile device, there are generally Internet interconnection bottlenecks with other networks operated by fixed-line operators and general congestion within the mobile network.  Leveraging our carrier- neutral network, our customized mobile Internet solutions effectively address the interconnectivity bottleneck issues by facilitating the data exchanges between the networks operated by the mobile service providers and those operated by fix-line service providers.

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

Customers and Customer Support

Our customer base has increased from 281 customers in 2009 to 775 active customers as of December 31, 2011 and includes some of China’s and the world’s leading companies in the areas of media, mobile Internet, online game, e-commerce, Internet and software, enterprises, financial institutions and government agencies.

In 2009, 2010 and 2011, our five largest customers contributed 34.8%, 33.5% and 31.6% of our total net revenues, respectively. In 2009, our largest customer, Tencent, an Internet company that develops the popular instant messaging tool QQ, contributed approximately 14.8% of our total net revenue. Pursuant to our agreement with Tencent, we agreed to provide nationwide content and application delivery services to Tencent from April 1, 2009 to January 31, 2011, which was subsequently extended to January 31, 2012 pursuant to a new agreement entered into with Tencent in January 2011. Tencent will pay for our services on a monthly basis based on its actual usage of bandwidth usage.  Revenues from Tencent contributed 2.5% and 2.8% of our total net revenues in 2011 and 2011, respectively.  China Mobile, whose subsidiaries purchase a significant amount of our mobile Internet services, was our largest customer in 2010 and 2011.  In the fiscal year ended December 31, 2011, China Mobile contributed approximately 15.5% of our total net revenues. We anticipate that our customer base will continue to grow and our customer concentration to decline as we acquire additional customers.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2009, 2010 and 2011, 73.0%, 86.0% and 81%, respectively, of our existing customers chose to renew their contract or enter into new contract with us.

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

Widely Deployed Servers and Dedicated Backbone

As of December 31, 2011, we deployed over 11,000 servers in China. In addition, we lease, through long-term contracts, dedicated optical fibers to serve as our private transmission backbone. Our private transmission backbone to connect directly to a significant portion of our nodes, designated as super nodes, each of which is interconnected with networks owned by differennt telecommunications carriers or ISPs. The private transmission backbone enhances the quality and scalability of our Internet services and applications delivery.

The following map illustrates our network of servers in China as of December 31, 2011:

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2009, 2010 and 2011, 99% 99% and 97%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of Internet gateways, bandwidth usage and the number of server clusters.

We have also deployed service nodes in 12 cities in Western Europe, North America, Middle East and other parts of Asia to allow our customers in China to distribute Internet services and applications to end-users in those regions and vice versa. We have also obtained access to networks operated by international ISPs through contractual arrangements to further extend our services to other countries.

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

Our internal research and development team consisted of 239 engineers as of December 31, 2011, representing approximately 43% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services.

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

In addition to our own research and development efforts, we cooperate with leading universities and research institutes in China to develop technologies that enhance our solutions, services and network operation. For instance, we have established a joint laboratory with Beijing University of Posts and Telecommunications to undertake leading edge research in the content and application delivery field, beginning in March 2012. Under our framework agreement with Beijing University of Posts and Telecommunications, we provide financial and other support to the university to co-develop technologies related to content and application delivery.

Intellectual Property

As of the date of this annual report, we have 13 patents issued by, and 32 PRC patent applications pending with the State Intellectual Property Offices of China, all relating to different aspects of content and application delivery service technologies. In addition, we have 14 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have two trademark registrations issued by the Trademark Bureau of the State Administration for Industry and Commerce covering our company name and logo.

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

Sales and Marketing

Our sales and marketing team is primarily based in three regions in China, namely, Beijing, Shanghai and Guangdong. We sell our services and solutions through our direct sales force and, to a lesser extent, sale agencies. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. We actively market our portfolio of services and solutions through our sales personnel. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaborations among our sales teams, product development teams and research and development teams to develop additional services and solutions that meet the needs of our customers.

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

In August 2009, we granted DVS Networks Korea, Inc., a communication service provider in Korea, the right to use our logo and trademarks to establish a company and an exclusive right to market, resell and support our content and application delivery total solutions and solutions in Korea.

We established our U.S. subsidiary, ChinaCache North America, in August 2007 primarily to support our marketing efforts in North America.

Competition

In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology and FastWeb. We believe that the principal competitive factors affecting the content and application delivery services market include:

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

As the content and application delivery industry is at an early stage of development in China, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the content and application delivery services industry. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

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

The PRC government regulates and restricts Internet content in China to protect state security and ensure the legality of the Internet content. The National People’s Congress has enacted legislation that may subject to criminal punishment in China any person who: (i) gains improper entry into a computer or system of strategic importance; (ii) disseminates politically disruptive information; (iii) leaks state secrets; (iv) spreads false commercial information; or (v) infringes intellectual property rights. The Ministry of Public Security has also promulgated measures that prohibit use of the Internet in ways that, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard.

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

We conduct our businesses in China primarily through two sets of contractual arrangements.  In this regard, ChinaCache Beijing has contractual arrangements with Beijing Blue I.T.and Beijing Jingtian and their respective shareholders. Beijing Blue I.T. holds a Cross-Regional VAT license and currently owns all necessary trademarks and domain names in connection with our business covered by its VAT license. In the opinion of Han Kun Law Offices, our PRC legal counsel, each of the contracts under the contractual arrangements among our PRC subsidiary, PRC affiliated entities and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

Circular 75 applies retroactively. PRC residents who have established or acquired control of the “special purpose vehicles” which have completed “round-trip investment” before the implementation of Circular 75 shall register their ownership interests or control in such “special purpose vehicles” with the local offices of the State Administration of Foreign Exchange before March 31, 2006. An amendment to the registration is required if there is a material change in the “special purpose vehicle,” such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.  Beginning in 2007, the State Administration of Foreign Exchange has issued a series of guidance to its local branches with respect to the operational process for foreign exchange registration, including the Notice of the State Administration of Foreign Exchange on Printing and

Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which became effective on July 1, 2011.  Circular 19 standardized certain registration requirements under Circular 75. For example, the guidance imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local offices of the State Administration of Foreign Exchange in case there is any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other individuals.

Our beneficial owners that are PRC residents have completed foreign exchange registration with the Beijing Office of the State Administration of Foreign Exchange with respect to their holding of ordinary shares in ChinaCache Holdings. Our founders, Song Wang and Jean Xiaohong Kou, established a trust to hold their shares in their offshore personal holding companies, which own our ordinary shares.  After our initial public offering, our founders and PRC resident beneficial owners amended their registrations under Circular 75.  However, we cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 75; nor can we ensure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.”

Regulations on Employee Stock Options Granted by Listed Companies

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which was promulgated by SAFE in February 2012, PRC individuals who are granted shares or share options under a share incentive plan of a company listed on an overseas stock exchange are required to register with the SAFE or its local counterparts. Pursuant to the Stock Option Rules, PRC residents participating in the employee stock option plans of the overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participant must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent, the overseas entrusted institution or other material change. The PRC agents or the employers shall, on behalf of the PRC residents who have the right to exercise the employee stock options, apply annually to SAFE or its local offices for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened the PRC agents. In addition, the PRC agents shall file with SAFE or its local branches each quarter a form in relation to the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies.

On October 16, 2008, May 22, 2009, May 28, 2010 and June 20, 2011, we adopted our 2007, 2008 and 2010 Stock Incentive Plans and our 2011 Share Incentive Plan, respectively. Pursuant to these four plans, we issue employee stock options to our qualified employees and directors on a regular basis. In the application documents filed with the Beijing office of the State Administration of Foreign Exchange in connection with the registration of Mr. Song Wang’s and Ms. Jean Xiaohong Kou’s overseas investment in ChinaCache Holdings, it was indicated that approximately 7% of the share capital of ChinaCache Holdings are reserved for the employee stock options and service incentive shares. As of the date of this annual report, we have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing office of the State Administration of Foreign Exchange. After our initial public offering, we have advised our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with the relevant SAFE rules. We are currently in the process of completing the required registration under the Stock Option Rules. The failure of our PRC stock options holders to complete their registration pursuant to Stock Option Rules and other foreign exchange requirements may subject we or our PRC stock options holders to fines and legal sanctions.

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

In addition, another notice issued by the State Administration for Foreign Exchange, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The State Administration for Foreign Exchange further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the State Administration for Foreign Exchange, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines. Furthermore, Circular 59, promulgated by SAFE on November 19, 2010, requires the governmental authority to closely examine the authenticity of settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceeds settled from offshore offerings shall be applied in the manner described in the offering documents.

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

C.            Organizational Structure

The following diagram sets out details of our significant subsidiaries and affiliated entities as of the date of this annual report:

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiary, ChinaCache Beijing, is a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements with Beijing Blue I.T. and Beijing Jingtian, and their respective shareholders. Beijing Blue I.T. is currently 55% owned by Song Wang, our co-founder, chairman of our board of directors, our chief executive officer and our shareholder, and 45% owned by Jean Xiaohong Kou, our co-founder, director, senior vice president and our shareholder. Beijing Jingtian is 50% owned by Ms. Xinxin Zheng and 50% owned by Ms. Huiling Ying. Both Ms. Zheng and Ms. Ying are our employees. All current shareholders of Beijing Blue I.T. and Beijing Jingtian are PRC citizens and accordingly these two entities are domestic companies under the PRC laws.

We have been and are expected to continue to rely on our consolidated variable interest entities to operate our content and application delivery business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with Beijing Blue I.T. and Beijing Jingtian, and their respective shareholders enable us to:

•                  exercise effective control over Beijing Blue I.T. and Beijing Jingtian;

•                  receive substantially all of the economic benefits and incur substantially all the losses of Beijing Blue I.T. and Beijing Jingtian in consideration for the services provided by our subsidiary in China; and

•                  have an exclusive option to purchase all of the equity interest in Beijing Blue I.T. and Beijing Jingtian when and to the extent permitted under PRC law.

Accordingly, under U.S. GAAP, we consolidate Beijing Blue I.T. and Beijing Jingtian as our “variable interest entities” in our consolidated financial statements.

Our contractual arrangements with our consolidated variable interest entities and their shareholders are described in further detail as follows:

Agreements that Provide Us Effective Control

Loan Agreements.  Each shareholder of Beijing Blue I.T. entered into a loan agreement on September 23, 2005 and a supplementary agreement on May 10, 2010 with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of providing capital to Beijing Blue I.T. to develop its business. In addition, ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Blue I.T. to be used for the operations of Beijing Blue I.T. The term of the loan agreement is ten years expires on September 23, 2015.  The term of the loan agreement may be extended upon mutual written consent of the parties. The method of repayment shall be at the sole discretion of ChinaCache Holdings and the proceeds from the transfer of the shareholder’s equity interest in Beijing Blue I.T. to ChinaCache Holdings or another person designated by ChinaCache Holdings as permitted under PRC law shall be used to repay the loan. The shareholder shall repay the loans immediately upon certain events, including the shareholder leaving our employment, a third-party filing a claim against the shareholder which exceeds RMB100,000 or ChinaCache Holdings exercising its option to purchase the shareholder’s equity interest in Beijing Blue I.T. pursuant to the exclusive option agreement described below. Each loan agreement contains a number of covenants that restrict the actions the shareholder can take or cause Beijing Blue I.T. to take. For example, these covenants provide that the shareholder will:

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

Each shareholder of Beijing Jingtian entered into a loan agreement on July 31, 2008, which was supplemented on May 10, 2010 with ChinaCache Beijing. Pursuant to these agreements, ChinaCache Beijing provided an interest-free loan of RMB50,000 to each of the two shareholders of Beijing Jingtian, Ms. Xinxin Zheng and Ms. Huiling Ying, for their investment in the registered share capital of Beijing Jingtian. The other terms of these agreements are substantially the same as those of the loan agreement and supplementary agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T.  The term of these loan agreements is ten years and expires on July 31, 2018. ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Jingtian to be used for the operations of Beijing Jingtian and agreed to forego the right to seek repayment in the event that the shareholders of Beijing Jingtian are unable to repay such funding, to the extent permitted by PRC law.

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

We have registered the pledges of the equity interests in Beijing Blue I.T. and Beijing Jingtian with the local administration for industry and commerce.

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

Agreements that Transfer Economic Benefits to Us

Exclusive Business Cooperation Agreement.  Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T. entered into on September 23, 2005, ChinaCache Beijing agreed to provide Beijing Blue I.T. with exclusive business support and technical and consulting services, including technical services, business consultations, intellectual property licensing, equipment or property leasing, marketing consultancy, system integration, research and development, and system maintenance in return for fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests to any intellectual properties or technologies arising out of or created during the performance of this agreement. Further exclusive technical support and service agreements will be entered into separately pursuant to which the amount and payment of service fees are determined. The term of this agreement is 10 years and expires on September 23, 2015. This agreement may be extended with ChinaCache Beijing’s written confirmation prior to the expiration date.

The exclusive business cooperation agreement dated July 31, 2008 between ChinaCache Beijing and Beijing Jingtian contains terms substantially similar to those of the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T.

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

Exclusive Option Agreements.  On September 23, 2005, ChinaCache Holdings entered into exclusive option agreements with Beijing Blue I.T. and each of its two shareholders, Mr. Song Wang and Ms. Jean Xiaohong Kou. Such agreements were amended and supplemented on May 10, 2010. Pursuant to these agreements, the shareholders irrevocably granted ChinaCache Holdings or its designated representative an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Beijing Blue I.T. The consideration in excess of the outstanding loan amount when received by the shareholders upon the exercise of the exclusive option is required to be remitted to ChinaCache Beijing in accordance with PRC law. The shareholders must remit any funds received from Beijing Blue I.T. to ChinaCache Beijing in the manner permitted under PRC law, in the event that any distributions are made by Beijing Blue I.T. pursuant to any written consents by ChinaCache Holdings. ChinaCache Holdings or its designated representative has sole discretion to decide when to exercise the option and whether in part or in full. The term of these agreements is 10 years and will expire on September 23, 2015. The agreements may be renewed for an additional 10 years at ChinaCache Holdings’ discretion, and the times of such renewals are unlimited.

On July 31, 2008, ChinaCache Beijing entered into exclusive option agreements with Beijing Jingtian and each of its two shareholders, Ms. Xinxin Zheng and Ms. Huiling Ying. Such agreements were amended and supplemented on May 10, 2010. Pursuant to these agreements, the shareholders irrevocably granted ChinaCache Beijing or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest in Beijing Jingtian. ChinaCache Beijing has sole discretion to decide when to exercise the option and whether in part or in full. The term of these agreements is 10 years and will expire on July 31, 2018.  The term of the agreements may be renewed at ChinaCache Beijing’s discretion. Other terms of the exclusive purchase option agreement with Beijing Jingtian are substantially the same as those of the agreement between ChinaCache Holdings and Beijing Blue I.T.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of content and application delivery services and other participants in the PRC telecommunications industry, and the Ministry of Commerce, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our content and application delivery business in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties.” In addition, these contractual arrangements may not be as effective in providing us with control over Beijing Blue I.T. and Beijing Jingtian as would direct ownership of such entities. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

Termination of Contractual Arrangements with Shanghai JNet

Pursuant to a Termination Agreement, dated December 26, 2011 (the “Termination Agreement”), by and among our company, ChinaCache Beijing, Shanghai JNet and the Shanghai JNet shareholders, namely, Mr. Robert Yong Sha, our former chief financial officer, Ms. Huiling Ying, Mr. Hao Yin, our former chief scientist, Mr. Yongkai Mei and Ms. Xiurong Mei, our company, ChinaCache Beijing, Shanghai JNet and the Shanghai JNet shareholders agreed that the contractual arrangements among ChinaCache Beijing, Shanghai JNet and the Shanghai JNet shareholders, through which our company had exercised effective control over Shanghai JNet and received substantially all of the economic benefits and incurred substantially all of the losses of Shanghai JNet, would be terminated upon the siging of the Termination Agreement.

The terminated contractual arrangements (the “Terminated Contractual Arrangements”) include, among others, the following agreements: an Exclusive Business Cooperation Agreement, dated January 10, 2008, between ChinaCache Beijing and Shanghai JNet; Supplement to the Exclusive Business Cooperation Agreement dated May 10, 2010, between ChinaCache Beijing and Shanghai JNet; Loan Agreement, dated January 10, 2008, between ChinaCache Beijing and Ms. Ying; Share Pledge Agreement, dated January 10, 2008, between ChinaCache Beijing, Shanghai JNet and Ms. Ying; Exclusive Call Option Agreement, dated January 10, 2008, between ChinaCache Beijing, Shanghai JNet and Ms. Ying; Supplement to the Exclusive Call Option Agreement, dated May 10, 2008, between ChinaCache Beijing, Shanghai JNet and Ms. Ying; Power of Attorney by Ms. Ying, dated January 10, 2008; Loan Agreements, dated April 8, 2010, between ChinaCache Beijing and Mr. Sha, Mr. Yin, Mr. Mei and Ms. Mei; Share Pledge Agreements and Exclusive Option Agreements, dated April 8, 2010, between ChinaCache Beijing and Shanghai JNet and each of Mr. Sha, Ms. Yin, Mr. Mei and Ms. Mei; Power of Attorney by each of Mr. Sha,  Ms. Yin, Mr. Mei and Ms. Mei, dated April 8, 2010; Share Pledge Agreement, dated April 8, 2010, between ChinaCache Beijing, all shareholders of Shanghai JNet and Shanghai JNet.  For more information on the now-terminated Terminated Contractual Arrangements, please see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements with Our Consolidated Variable Interest Entities” in our annual report on Form 20-F for the year ended December 31, 2010, which is incorporated herein by reference.

The Termination Agreement also provided, among other things, that (i) each of the parties to the Termination Agreement agreed to the termination, as of December 26, 2011, of the Terminated Contractual Arrangements without payment of any indemnities, expenses or any other costs from any other party, (ii) no party shall be held liable by any other party for any obligations and duties under any of the Terminated Contractual Arrangements upon the signing of the Termination Agreement, (iii) Shanghai JNet waived the aggregate outstanding loan amounts owed by Mr. Mei and Ms. Mei as of December 26, 2011, in an aggregate amount of RMB45,847,701 and RMB2,806,645, respectively, (iv) upon cancellation of the Shanghai JNet shareholders’ respective share pledge registration, Mr. Sha, Ms. Ying and Mr. Yin would transfer all of their respective equity interest in Shanghai JNet to Mr. Mei at the lowest price permitted under applicable PRC law, and each of Mr. Sha, Ms. Ying and Mr. Yin agreed to grant their respective price received from such equity interest transfer to ChinaCache Bejing without consideration.

See “Item 5.A—Operating and Financial Review and Prospects—Sale and Disposal of Shanghai JNet” for more information on the loans which had been extended by Shanghai JNet to Mr. Mei and Ms. Mei and the disposition of JNet Holdings. From January 1, 2011 to when the loans to Mr. Yongkai Mei and Ms. Xiurong Mei ceased to be outstanding on December 26, 2011, the largest amounts due under these loans were RMB56.2 million and RMB2.8 million, respectively. These loans to Mr. Yongkai Mei and Ms. Xiurong Mei were unsecured and interest-free.

On December 26, 2011, the Shanghai JNet shareholders and ChinaCache Beijing entered into an Equity Pledge Cancellation Agreement, whereby the Shanghai JNet shareholders and ChinaCache Beijing agreed (i) the Shanghai JNet shareholders’ pledge of their equity interest in Shanghai JNet to ChinaCache Beijing would be cancelled, and (ii) to terminate the business cooperation agreement that had previously been entered into between the Shanghai JNet shareholders and ChinaCache Beijing.

D.            Property, Plants and Equipment

Our headquarters are located at 6/F, Block A, Galaxy Plaza, No. 10 Jiuixianqiao Road Middle, Chaoyang District, Beijing, PRC, where we lease approximately 3,070 square meters of office space. As of December 31, 2011, our offices outside of Beijing occupied an aggregate of 437 square meters of leased space in China and an aggregate of 4,509 square feet of leased space in the U.S.

ITEM 4A.                                            UNRESOLVED STAFF COMMENTS

None.

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

A.            Operating Results

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had 281, 504 and 775 active customers as of December 31, 2009, 2010 and 2011, respectively. With the growth of our customer base and the diversification of our customers, our customer concentration level has decreased over the years. Revenues from our top five customers accounted for 34.8%, 33.5% and 31.6% of our total net revenues in 2009, 2010 and 2011, respectively. We anticipate that our customer base will continue to grow and diversify.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our overall customer mix improved in 2010 and 2011 as compared to prior years, as the number of our customers that purchase services with higher average selling prices, which we refer to as high-value customers, increased. In 2009, customers from the Internet and software industries contributed a significant portion of our revenues, but such customers generally generated lower average selling prices. In 2010, we significantly increased our sales to high-value mobile Internet, enterprise customers and e-commerce customers. In 2011, sales in mobile Internet significantly increased from 2010 and the contribution of customers from the Internet and software industries decreased from the level in 2010. The improved overall customer mix contributed to our better gross profit margins in 2010 and 2011 as compared with prior years. We intend to attract and retain more high-value customers to increase our revenues and gross margins.

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

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues improved from 75.6% in 2009 to 70.0% in 2011. Such improvement was the cumulative result of the improved efficiency of our network and operation, decrease of our average procurement costs for both bandwidth and equipment and cost reduction measures. We plan to devote significant resources to enhancing the efficiency of our operations and in particular to increasing the scalability of our bandwidth usage. However, if we fail to continue to effectively reduce our cost of revenues, our profitability and competitiveness will be adversely affected.

A significant component of our cost of revenues is the depreciation of our network equipment, which is related to our capital expenditures. In 2009, we had capital expenditures of RMB2.0 million in 2009, as compared to RMB77.3 million in 2010 and RMB56.7 million (US$9.0 million) in 2011. Significant capital expenditures of RMB152.1 million in 2007 contributed to the significant depreciation expenses we had in 2008, 2009, 2010 and 2011. We make our investment decisions based upon evaluation of a number of factors, such as the amount of bandwidth and storage that our customers may demand, the cost of the physical network equipment required to meet such requirements and the forecasted capacity utilization of our network. If we over-estimate or under-estimate future demand for our services, our results of operations may suffer.

Components of Results of Operations

Revenues

In 2009, 2010 and 2011, we generated net revenues of RMB259.9 million, RMB395.1 million and RMB618.4  million (US$98.3 million) respectively.

Substantially all of our revenues were derived from the sale of our content and application delivery total solutions to our customers. We typically charge customers on a per-gigabit per-second basis for the bandwidth usage or per-gigabyte basis for traffic volume used. Our customer service agreements generally commit the customers to a minimum level of usage and specify the rate that the customers must pay for actual usage above the minimum usage commitment. These agreements typically provide for a one-year term with a one-year renewal option.

The number of our active customers has steadily grown in the past three years, from 281 as of December 31, 2009 to 504 as of December 31, 2010 and to 775 as of December 31, 2011.  We categorize our customers into five industry groups: Internet and software, mobile Internet, media and entertainment, enterprises and e-commerce and government agencies. We experienced strong growth in sales to customers in the mobile Internet, Internet and software, enterprises and e-commerce industry groups in 2009, 2010 and 2011. During any given period, a relatively small number of customers typically accounts for a significant percentage of our total net revenues. In 2009, our largest customer, Tencent, contributed approximately 14.8% of our total net revenue. In 2010, China Mobile became our largest customer and contributed approximately 15.1% of our total net revenues. In 2011, China Mobile Group continued to be our largest customer and contributed approximately 15.5% of our total net revenues.

We are subject to PRC businesses taxes and related surcharges at rates between 3% to 5% on our revenues related to certain types of services that we provide. Our revenues are presented net of such business taxes in the same period in which the related revenues are recognized.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	259,930	100.0%	395,057	100.0%	618,422	98,257	100%
Cost of revenues(1)
Bandwidth, co-location and storage fees	112,833	43.4%	184,237	46.6%	341,844	54,314	55.3%
Depreciation of network equipment	60,550	23.3%	55,059	13.9%	63,854	10,145	10.3%
Payroll and other compensation costs of network operations personnel	14,007	5.4%	25,764	6.5%	17,837	2,834	2.9%
Other cost of revenues	9,020	3.5%	10,395	2.6%	9,201	1,462	1.5%
Total cost of revenues	196,410	75.6%	275,455	69.6%	432,736	68,755	70.0%
Operating expenses(1)
Sales and marketing expenses	36,775	14.1%	73,125	18.5%	72,040	11,446	11.6%
General and administrative expenses	25,023	9.6%	45,037	11.4%	57,308	9,105	9.3%
Research and development expenses	16,639	6.4%	28,692	7.3%	40,952	6,507	6.6%
Post-acquisition settlement consideration	—	—	37,858	9.6%	7,158	1,137	1.2%
Total operating expenses	78,437	30.1%	184,712	46.8%	177,458	28,195	28.7%

(1)                  Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expenses:
Cost of revenues	2,489	17.3%	11,353	15.7%	4,047	643	15.0%
Sales and marketing expenses	5,352	37.2%	27,122	37.6%	9,669	1,536	35.9%
General and administrative expenses	4,185	29.1%	21,703	30.1%	8,968	1,425	33.3%
Research and development expenses	2,365	16.4%	11,984	16.6%	4,272	679	15.8%
Total share-based compensation expenses included in cost of revenues and operating expenses	14,391	100.0%	72,162	100.0%	26,956	4,283	100%

Cost of Revenues

Our cost of revenues primarily consists principally of the following:

•                  bandwidth, co-location and storage fees;

•                  depreciation of network equipment;

•                  payroll and other compensation costs of network operations personnel; and

•                  other cost and expenses that are directly attributable to the provisions of our content and application delivery total solutions.

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2009, 2010 and 2011, 99%, 99% and 97%, respectively, of our bandwidth, co-location and data storage were purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of Internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consists of the depreciation associated with our network servers and optical fiber cables that serve as our private transmission backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an unrelated third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing. We have prepaid an aggregate amount of RMB13.1 million (US$1.9 million) in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Amortization of acquired intangible assets in 2009 were principally related to our acquisition of JNet Group, which was later disposed in December 2011.  Depreciation of network equipment and amortization of acquired intangible assets decreased from RMB60.6 million in 2009 to RMB55.1 million in 2010 and increased to RMB63.9 million (US$10.1 million) in 2011. Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB2.0 million, RMB77.3 million and RMB56.7 million (US$9.0 million) in 2009, 2010 and 2011, respectively.

Our cost of revenues increased from RMB196.4 million in 2009 to RMB275.5 million in 2010 and to RBM432.7 million (US$68.8 million) in 2011. Our cost of revenues as a percentage of our total net revenues decreased from 75.6% in 2009 to 69.7% in 2010 and increased to 70.0% in 2011. The decrease from 2009 to 2011 in terms of percentage was primarily due to the increased efficiency of our networks and operations and the cost reduction measures we took since 2010. Overall, we expect that our cost of revenues will increase as we expand our operations; however, such increase is likely to be partially offset by lower fixed costs per unit as we strive to reduce the per unit costs for bandwidth, co-location and storage fees and as we continue to enhance the efficiency of our operations.

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

Our sales and marketing expenses as a percentage of our total net revenues increased from 14.1% for the year ended December 31, 2009 to 18.5% for the year ended December 31, 2010 and decreased to 11.6% for the year ended December 31, 2011, primarily due to the increase of salary and related benefit expenses as a result of the increase of fair value of share-based compensation awards granted. Going forward, we expect our sales and marketing expenses to continue to increase as we expand our business.

General and Administrative Expenses.  Our general and administrative expenses primarily consist of the following:

•                  salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•                  depreciation of facilities and office equipment; and

•                  professional service expenses.

Our general and administrative expenses increased from RMB25.0 million for the year ended December 31, 2009 to RMB45.0 million for the year ended December 31, 2010 and to RMB57.3 million (US$9.1 million) for the year ended December 31, 2011. As a percentage of our total net revenues, our general and administrative expenses decreased from 9.6% for the year ended December 31, 2009 to 9.3% for the year ended December 31, 2011. We expect that our general and administrative expenses in absolute amount will continue to increase as we incur additional costs in connection with the growth of our business and associated ongoing and increased costs of being a public company, including additional costs in connection with improvements to our internal control.

Research and Development Expenses.  Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses have increased in recent years, primarily as a result of recruitment of additional research and development staff. We anticipate that our research and development expenses will continue to increase as we devote more resources to developing and improving technologies to enhance our service offerings and improve operating efficiencies.

Sale and Disposal of Shanghai JNet

Pursuant to a Share Purchase and Sale Agreement, dated December 20, 2007 (the “Purchase Agreement”), entered into by and among our company, Sundream Holdings Limited, Smart Asia Holdings Limited, JNet Holdings Limited, a British Virgin Islands company (“JNet Holdings”), Shanghai JNet Telcom Co., Ltd., a PRC company and an affiliate of JNet Holdings which is principally engaged in the provision of telecommunications value-added services in China (“Shanghai JNet”), Mei Yongkai, Mei Xiurong and certain other parties thereto, in January 2008, we acquired 100% of the equity interest in JNet Holdings from its shareholders, Sundream Holdings Limited and Smart Asia Holdings Limited (together, the “Sellers”), and obtained control over Shanghai JNet through contractual arrangements with Shanghai JNet and its shareholders. We refer to JNet Holdings and Shanghai JNet collectively as JNet Group.  Sundream Holdings Limited is wholly owned by Mr. Yongkai Mei, and Smart Asia Holdings Limited is wholly owned by Ms. Xiurong Mei. Sundream Holdings Limited, Smart Asia Holdings Limited, Mr. Yongkai Mei and Ms. Xiurong Mei were third parties unrelated to us prior to our acquisition of JNet Holdings, and all transactions related to the acquisition of JNet Holdings were conducted on an arm’s-length basis.

From 2008 to February 2010, we paid a portion of the acquisition consideration to the Sellers as follows: (i) we issued the Sellers an aggregate of 5,566,955 of our ordinary shares in 2008, (ii) we paid an aggregate of US$5,341,334 to Sundream Holdings Limited in 2008 and 2009, (iii)  we paid an aggregate of US$482,000 to Smart Asia Holdings Limited in 2008 and 2009, and (iv) we paid an aggregate of US$1,000,000 to the Sellers in February 2010.  The treatment of the remaining acquisition consideration which our company was to pay in installments as set forth in the Purchase Agreement was subsequently renegotiated between the Sellers and our company as set forth in the following paragraphs.

Instead of paying the cash consideration for the acquisition of JNet Holdings to the Sellers in accordance with the original installment schedule as set forth in the Purchase Agreement, we agreed with the Sellers to allow Shanghai JNet to extend Renminbi loans to Mr. Yongkai Mei and Ms. Xiurong Mei in 2008 and 2009. On January 28, 2010, we entered into a supplementary agreement (the “Supplementary Agreement”) with the Sellers, whereby we agreed that we would not request Mr. Yongkai Mei and Ms. Xiurong Mei to repay any of the outstanding loans they had taken out from Shanghai JNet, unless and until we make the full and final settlement payment for all of the outstanding consideration for the JNet Holdings acquisition. In addition, pursuant to the Supplementary Agreement, (i) we agreed to pay the Sellers the remaining acquisition consideration calculated based on the pre-tax operating earnings of Shanghai JNet earned each year from 2010 to 2012, and (ii) we issued 1,030,215 ordinary shares to the Sellers, based on our initial public offering price of US$13.90 per ADS, to reflect the difference between the initial offering price and US$1.02952.

We recorded an impairment charge of RMB3.0 million, nil and nil in Shanghai JNet in 2009, 2010 and 2011, respectively, as a result of the impairment assessment tests on our recorded goodwill and acquired intangible assets. In addition, we incurred additional expenses in the amount of RMB37.9 million and RM7.2 million (US$1.1 million) during 2010 and 2011 associated with the Supplementary Agreement we entered into with the sellers of JNet Holdings.

On December 26, 2011, we entered into an agreement (the “Settlement Agreement”) with the Sellers, Mr. Mei Yongkai and Ms. Mei Xiurong whereby, among other things, (i) the Sellers agreed to waive our company’s obligation to pay the remaining consideration due to them under the Purchase Agreement and the Supplementary Agreement, which as of December 26, 2011 consisted of US$7,075,424 plus a remaining payment of US$2,803,000 which was calculated based on the 2011 and 2012 pre-tax operating earnings of Shanghai JNet (the “Waiver”), and (ii) the parties agreed that following the Waiver, our company shall have no further payment or other obligations due to the Sellers and/or Mei Yongkai and Mei Xiurong under the Purchase Agreement and any amendments and supplementary agreements thereto, including the Supplementary Agreement.

Also on December 26, 2011, our company, ChinaCache Beijing, Shanghai JNet, Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Mr. Yongkai Mei and Ms. Xiurong Mei entered into the Termination Agreement.  See “Item 4.C—Information on the Company—Organizational Structure—Termination of Contractual Arrangements with Shanghai JNet” for more information.  As a result of the termination of contractual arrangements between our company and Shanghai JNet on December 26, 2011, we ceased to exercise effective control over Shanghai JNet and receive substantially all of the economic benefits and incur substantially all of the losses of Shanghai JNet, and accordingly, as of December 31, 2011, we deconsolidated Shanghai JNet.  In 2011, a gain of RMB30.7 million was recognized on the disposal of Shanghai JNet.  Shanghai JNet had contributed 4.6%, 2.0% and 1.6% of our total net revenues in 2009, 2010 and 2011, respectively.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make significant judgments, estimates and assumptions that affect, among other things, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of each reporting period, and the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. The following descriptions of our critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under “Item 3.D. Key Information—Risk Factors” and other disclosures included in this annual report.

Revenue Recognition

We provide a portfolio of content and application delivery total solutions, including web page content services, file transfer services, rich media streaming services, guaranteed application delivery, managed Internet data services and value-added services to its customers to improve the performance, reliability and scalability of their online services and applications. Consistent with the criteria of Staff Accounting Bulletin No. 104, “Revenue Recognition,” we recognize revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

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

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, other receivables, available-for-sale investments, accounts payable, short-term bank borrowings, balances with related parties and other payables, share-based compensation liability, convertible notes, preferred shares and warrants. The carrying values of these financial instruments, other than share-based compensation liability, convertible notes, redeemable convertible preferred shares, and warrants, approximate their fair values due to their short-term maturities.

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

Consolidation of Variable Interest Entity

We have adopted ASC 810-10, “Consolidation: Overall.” ASC 810-10 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. To comply with these foreign ownership restrictions, we operate our business in China through our affiliated entities, Beijing Blue I.T. and Beijing Jingtian, which are wholly owned by PRC citizens. Beijing Blue I.T. and Beijing Jingtian hold the licenses and approvals that are required to operate our business. The Company and ChinaCache Beijing have entered into a series of contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their shareholders. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.” As a result of these contractual agreements, we have the substantial ability to control Beijing Blue I.T. and Beijing Jingtian and absorb substantially all the profits and all the expected losses of Beijing Blue I.T. and Beijing Jingtian. Therefore we are considered the primary beneficiary of Beijing Blue I.T. and Beijing Jingtian. Accordingly, Beijing Blue I.T. and Beijing Jingtian are VIEs of our company under U.S. GAAP and we consolidate their results in our consolidated financial statements. We have confirmed with our PRC legal counsel on the compliance and validity of such ownership structure with PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control Beijing Blue I.T. and Beijing Jingtian might preclude us from consolidating Beijing Blue I.T. and Beijing Jingtian in the future.

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

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We have determined that we have four reporting units, JNet Group, Beijing Blue I.T. (which includes Beijing Jingtian), ChinaCache Beijing and ChinaCache North America. Goodwill resides or is allocable to only one of our reporting units, which is JNet Group. As of December 31, 2009, 2010, we performed impairment tests on goodwill in a two-step process. We determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on five-year projections. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. Cash flow after the fifth year were estimated using a terminal value calculation, which considered terminal value growth rate at 3%, considering long-term revenue growth rates for entities in the relevant industries in the PRC. The discount rates of approximately 25% and 23% as of December 31, 2009 and 2010, respectively, were derived and used in the valuations which reflect the market assessment of the risks specific to JNet Group’s industry and is based on the weighted average cost of capital for that particular reporting unit. We base our fair value estimates as assumptions we believe to be reasonable but that are unpredictable and inherently uncertain and as such, actual future results may differ from these estimates.

During fiscal year 2009, we assessed the existence of certain indicators of impairment and their respective timings impacting JNet Group’s revenue and cash flow forecasts which were primarily attributed to the resulting and continuing effects of the economic downturn coupled with declines in customer demand, intense pricing pressure and increasing competition. During the year ended December 31, 2009, there were also indicators of impairment such as the loss of key customers of JNet Group that resulted in the carrying value of the reporting unit exceeding its implied fair value. In the year ended December 31, 2009 and 2010, we recognized an impairment of goodwill derived from the acquisition of JNet Group of RMB3.0 million and nil, respectively.

We disposed Shanghai JNet in December 2011 and, therefore, the goodwill related to this reporting unit has been derecognized.

Impairment of Long-lived Assets and Acquired Intangibles

We evaluate our long-lived assets or asset group, including acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate potential impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

During the year ended December 31, 2009, we assessed certain indicators of impairment impacting JNet Group’s revenue and cash flow forecasts which were primarily attributed to the resulting and continuing effects of the economic downturn coupled with declines in customer demand, intense pricing pressure and increasing competition. During the year ended December 31, 2009, there were also indicators of impairment such as the loss of key customers of JNet Group that resulted in our reassessing the recoverability of our intangible assets. We tested these intangible assets for impairment using valuation methodologies that were consistent with those used to value the intangible assets at the date of acquisition. Accordingly, we recorded impairment charges associated with our long-lived assets and acquired intangibles as follows:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Impairment of acquired intangible assets	3,874	—	—	—
Impairment of property and equipment	—	—	—	—

Post-Acquisition Settlement Consideration

We entered into a supplementary agreement with JNet Holdings’ selling shareholders on January 28, 2010. Pursuant to the supplementary agreement, ChinaCache Holdings will supplementally pay out quarterly all of Shanghai JNet’s 2010, 2011 and 2012 pre-tax income (“earn-out liabilities”) to JNet Holdings’ selling shareholders. During 2010 and 2011, we recorded RMB37.9 million and RMB7.2 million (US$1.1 million), respectively, related to this settlement (see “—Key Factors Affecting Our Results of Operations—Acquisitions”), of which RMB18.8 million and nil, respectively, was related to the estimation of the contingent payout obligation related to these earn-out liabilities. The supplemental payments under the supplemental agreement were waived in connection with our disposal of Shanghai JNet in December 2011.

The fair value of the earn-out liabilities was obtained through the income approach whereby we derived pre-tax income of Shanghai JNet in 2010, 2011 and 2012. The forecast of pre-tax income of Shanghai JNet was derived from its historical operating results, coupled with estimate of future performance, which required us to make significant estimates and judgments. We applied a discount rate of 17.0% as of December 31, 2010, which was determined through the assessment of the company-specific and industry-specific risks.

In estimating Shanghai JNet’s pre-tax income during 2010 and 2011, for fiscal years 2010, 2011 and 2012, we made key assumptions concerning Shanghai JNet’s revenue and cost of revenues. For example, we estimated Shanghai JNet’s revenue would grow at rate of 8% in 2011 and would decline at rate of 5% in 2012 as compared to approximately 19%, 40% and 44% declines that it previously experienced in 2008, 2009 and 2010, respectively. Additionally, Shanghai JNet’s cost of revenues as a percentage of revenue were approximately 79%, 26% and 18% in 2008, 2009 and 2010, respectively. Estimating revenue growth rates or costs is inherently subjective. If we used different estimates or assumptions that reasonably could have been used, the post-acquisition settlement consideration we recorded for a historical period could be different. These earn-out liabilities will be remeasured at the end of each reporting period according to the actual results of operations and any revisions to the remaining forecasted period until final settlement occurs. Should Shanghai JNet generate significantly more pre-tax income than our original estimate in any of the three following fiscal years, then we will record additional post-acquisition settlement consideration expenses; likewise, any short-fall in actual pre-tax income as compared to estimate would result in a recovery of post-acquisition settlement consideration expenses.

Disposal of Shanghai JNet

Pursuant to the Termination Agreement, our company, ChinaCache Beijing, Shanghai JNet and the Shanghai JNet shareholders agreed, among other things, that the contractual arrangements among ChinaCache Beijing, Shanghai JNet and the Shanghai JNet shareholders through which our company had exercised effective control over Shanghai JNet, received substantially all of the economic benefits and incurred substantially all of the losses of Shanghai JNet , and had an exclusive option to purchase all of the equity interest in Shanghai JNet when and to the extent permitted under PRC law, would be terminated.  See “Item 4.C—Information on the Company—Organizational Structure—Termination of Contractual Arrangements with Shanghai JNet” for more information. Concurrently with the Termination Agreement, on December 26, 2011, we entered into the Settlement Agreement with the Sellers, Mr. Mei Yongkai and Ms. Mei Xiurong.  Under the Settlement Agreement, among other things, (i) the Sellers agreed to waive our company’s obligation to pay the remaining consideration due to them under the Purchase Agreement and the Supplementary Agreement, which as of December 26, 2011 consisted of US$7,075,424 plus a remaining payment of US$2,803,000 which was calculated based on the 2011 and 2012 pre-tax operating earnings of Shanghai JNet (the “Waiver”), and (ii) the parties agreed that following the Waiver, our company shall have no further payment or other obligations due to the Sellers and/or Mei Yongkai and Mei Xiurong under the Purchase Agreement and any amendments and supplementary agreements thereto, including the Supplementary Agreement.  See “Item 5.A—Operating and Financial Review and Prospects—Sale and Disposal of Shanghai JNet” for more information.

The Termination Agreement resulted in the deconsolidation of Shanghai JNet from our consolidated results of operations.  A gain on disposal of Shanghai JNet of RMB30.7 million was recognized as a result and is included as part of discontinued operations, where we have reclassified Shanghai JNet’s results of operations.

Available-for-sale investments

We have classified our investments in convertible redeemable preferred shares of an unlisted company and mutual funds as available-for-sale in accordance with ASC320-10, Investments — Debt and Equity Securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which would be charged to current period earnings.

Dividend and interest income, including the amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

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

Share-based Compensation

We account for share options issued to employees in accordance with ASC topic 718, or ASC 718, “Compensation-Stock Compensation.” In accordance with the fair value recognition provision of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the option and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. Prior to our initial public offering, we accounted for our options as liability awards, as the options are indexed to a foreign currency in addition to our share price. Under the liability awards approach, the share-based compensation liability is initially measured at fair value on the date of grant and is subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. We recognize compensation expenses using the accelerated method for liability classified share options granted with service conditions that have a graded vesting schedule. Following our initial public offering in October 2010, the share-based liability has been reclassified to additional paid-in capital and is no longer required for remeasurement.

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

In October 2008, we adopted our 2007 Stock Incentive Plan, under which we may grant options to purchase up to an aggregate of 14,000,000 of our ordinary shares to our employees, directors and consultants. In May 2009, we adopted our 2008 Stock Incentive Plan, under which we may grant options to purchase up to an aggregate of 8,600,000 of our ordinary shares to our employees, directors and consultants. In May 2010, we adopted our 2010 Stock Incentive Plan, under which we may grant options to purchase up to an aggregate of 9,000,000 of our ordinary shares to our employees, directors and consultants. In June 2011, we adopted our 2011 Share Incentive Plan, under which we may grant options to purchase up to an aggregate of 22,000,000 of our ordinary shares to our employees, directors and consultants.  Our 2007, 2008 and 2010 Stock Incentive Plans and our 2011 Share Incentive Plan are collectively referred to as the “Stock Incentive Plans.”

As of December 31, 2011, options to purchase 41,124,626 ordinary shares were outstanding and options to purchase 5,424,334 ordinary shares were available for future grant under the Stock Incentive Plans. As of April 13, 2012, options to purchase 39,619,984 ordinary shares were outstanding and options to purchase 5,424,334 ordinary shares were available for future grant under the Stock Incentive Plans.

The following table summarizes certain information regarding our outstanding share options:

	Ordinary Shares Underlying	Exercise		Fair Value per Ordinary Share at
Grant Date	Options Granted	Price per Share		Grant Date		December 31, 2008		December 29, 2009		December 31, 2010		December 31, 2011
October 16, 2008	6,741,125	US$	0.01	US$	0.170	US$	0.153	US$	0.304	US$	1.300	US$	0.251
	4,604,475	US$	0.13	US$	0.170	US$	0.153	US$	0.304	US$	1.300	US$	0.251
	2,575,250	US$	0.26	US$	0.170	US$	0.153	US$	0.304	US$	1.300	US$	0.251
June 18, 2009	5,008,060	US$	0.26	US$	0.235	—		US$	0.304	US$	1.300	US$	0.251
July 8, 2010	8,000	US$	0.01	US$	0.505	—		—		US$	1.300	US$	0.251
	50,000	US$	0.13	US$	0.505	—		—		US$	1.300	US$	0.251
	3,604,350	US$	0.26	US$	0.505	—		—		US$	1.300	US$	0.251
June 20, 2011	25,954,666	US$	0.41	US$	0.200	—		—		—		US$	0.251

On April 20, 2007, in connection with the Series B Preferred Shares financing, the holders of Series B Preferred Shares granted to our founders, Mr. Song Wang and Ms. Jean Xiaohong Kou, options to acquire up to an aggregate of 3,400,000 ordinary shares with an exercise price of US$0.0001 per share, subject to a revenue based performance condition which was subsequently achieved on April 1, 2008. A quarter of the Founders’ Options vested on each of April 1, 2009, April 1, 2010 and April 1, 2011, and the last quarter of the Founders’ Options are scheduled to vest on April 1, 2012. Prior to our initial public offering, we accounted for the Founders’ Options as liability awards due to the options being indexed to a foreign currency in addition to our share price. During the year ended December 31, 2007, we concluded that it was probable that the revenue milestone would be met. Accordingly, we commenced recognition of the related compensation expenses using the accelerated method. The founders attributed the achievement of the performance condition to the joint efforts of all the employees and believed it would be appropriate to recognize this by giving up their rights to 1,000,000 of the Founders’ Options and contribute these Founders’ Options to our employee share option scheme in the future. At the request of the founders, the number of ordinary shares under the Founders’ Options was reduced from 3,400,000 to 2,400,000 and as a result we repurchased and cancelled 1,000,000 Series B convertible preferred shares from Series B convertible preferred share holders at par value of US$0.0001.

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

Hong Kong

Our subsidiary in Hong Kong, ChinaCache Network (Hong Kong) Limited, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. ChinaCache Network (Hong Kong) Limited had no assessable profits during the years ended December 31, 2009, 2010 and 2011, and accordingly we have made no provision for its income tax.

PRC

ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian and Xin Run are companies incorporated in the PRC and as such are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

Prior to the effectiveness of the new PRC Enterprise Income Tax Law on January 1, 2008, PRC companies were generally subject to PRC enterprise income tax at a statutory rate of 33%. On January 1, 2008, the new PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The PRC Enterprise Income Tax Law and related tax rules provide a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%, and in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Under the new PRC Enterprise Income Tax Law and related implementation rules, enterprises that are qualified as “high and new technology enterprises strongly supported by the State” are entitled to a reduced enterprise income tax rate of 15%.

Beijing Jingtian and Beijing Blue I.T. are both currently subject to the statutory tax rate of 25%.  ChinaCache Beijing is currently subject to a statutory tax rate of 15% due to its having received “high and new technology enterprise strongly supported by the State” status from the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation on December 24, 2010, and will be subject to such statutory rate of 15% until fiscal year 2012. Beijing Blue I.T. had previously been entitled to a lower 15% corporate income tax rate from 2008 through 2010, due to its having received “high and new technology enterprise” status from the Beijing Science and Technology Commission, Beijing Municipal Bureau, Beijing State Tax Bureau and Beijing Local Tax Bureau in December 2008. In January 2011, Beijing Blue I.T. lost “high and new technology enterprise” status, and the accompanying lower corporate income tax rate, as we did not make a timely renewal of such qualification.

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

Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that our Cayman Islands holding company, ChinaCache Holdings will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. It is also unclear whether the dividends ChinaCache Holdings receives from its PRC subsidiary, ChinaCache Beijing, will constitute dividends between “qualified resident enterprises” and therefore qualify for exemption from withholding tax, even if ChinaCache Holdings is deemed to be a “resident enterprise” for PRC enterprise income tax purposes. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under China’s Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.”

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages and per share data)
Revenues:
Net revenues	259,930	100.0%	395,057	100.0%	618,422	98,257	100%
Cost of revenues(1)	(196,410)	(75.6)%	(275,455)	(69.7)%	(432,736)	(68,755)	(70.0)%
Gross profit	63,520	24.4%	119,602	30.3%	185,686	29,502	30.0%
Operating expenses:(1)
Sales and marketing expenses(1)	(36,775)	(14.1)%	(73,125)	(18.5)%	(72,040)	(11,446)	(11.6)%
General and administrative expenses(1)	(25,023)	(9.6)%	(45,037)	(11.4)%	(57,308)	(9,105)	(9.3)%
Research and development expenses(1)	(16,639)	(6.4)%	(28,692)	(7.3)%	(40,952)	(6,507)	(6.6)%
Post-acquisition settlement consideration	—	—	(37,858)	(9.6)%	(7,158)	(1,137)	(1.2)%
Total operating expenses	(78,437)	(30.1)%	(184,712)	(46.8)%	(177,458)	(28,195)	(28.7)%
Operating loss	(14,917)	(5.7)%	(65,110)	(16.5)%	8,228	1,307	1.3%
Interest income	81	—	487	0.1%	2,233	355	0.4%
Interest expense	(13,060)	(5.0)%	(664)	(0.2)%	(1,254)	(199)	(0.2)%
Other (expense) income	427	(0.2)%	3,007	0.8%	(5,165)	(821)	(0.8)%
Foreign exchange (loss)/gain, net	(661)	(0.3)%	(4,963)	(1.3)%	(4,411)	(701)	(0.7)%
Loss from continuing operations before income tax expense	(28,085)	(10.8)%	(67,243)	(17.0)%	(369)	(59)	(0.1)%
Income tax (expense)/benefit	(1,818)	(0.6)%	10,904	2.8%	(11,145)	(1,771)	(1.8)%
Net loss from continuing operations	(29,903)	(11.5)%	(56,339)	(14.2)%	(11,514)	(1,830)	(1.9)%
(Loss) income from discontinued operations (including gain on disposal of Shanghai JNet)	(9,264)	(3.6)%	592	0.1%	31,977	5,081	5.2%
Net income/(loss) attributable to ordinary shareholders	(39,167)	(15.1)%	(55,747)	(14.1)%	20,463	3,251	3.3%

(1)               Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,489	11,353	4,047	643
Sales and marketing expenses	5,352	27,122	9,669	1,536
General and administrative expenses	4,185	21,703	8,968	1,425
Research and development expenses	2,365	11,984	4,272	679
Total share-based compensation expense included in cost of revenues and operating expenses	14,391	72,162	26,956	4,283

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues

Our net revenues increased by 56.5% from RMB395.1 million for the year ended December 31, 2010 to RMB618.4 million (US$98.3 million) for the year ended December 31, 2011. The increase resulted primarily from the significant growth in sales of our services to existing customers and to our new customers.  The increase in our total revenues from the year ended December 31, 2010 to the year ended December 31, 2011 was due in part to the increase in the number of our active customers, which increased from 504 as of December 31, 2010 to 775 as of December 31, 2011. In terms of revenues contributed by industry groups, we had significant growth from:

•                  companies in the media and entertainment industry (revenues increased by 67.3% to RMB191.7 million (US$30.5 million));

•                  mobile Internet industry (revenues increased by 33.1% to RMB105.1 million (US$16.7 million)); and

•                  enterprises and e-commerce industries (revenues increased by 62.8% to RMB160.8 million (US$25.5 million)).

Cost of Revenues

Our cost of revenues increased by 55.5% from RMB278.2 million for the year ended December 31, 2010 to RMB432.7 million (US$68.8 million) for the year ended December 31, 2011. The increase was primarily due to an increase in our bandwidth, co-location and storage fees reflecting our increased sales, as well as an increase in depreciation of network equipment and amortization of acquired intangible assets, partially offset by a decrease of our payroll, share-based compensation and other related costs of network operations personnel in the amount of RMB7.9 million (US$1.3 million). Cost of revenues included share-based compensation expenses of RMB4.0 million (US$0.6 million) for the year ended December 31, 2011, compared to RMB11.4 million for the year ended December 31, 2010.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2010	2011	2011
	RMB		(US$)
	(in thousands)		(in thousands)
Bandwidth, co-location and storage fees	184,237	341,844	54,314
Depreciation of network equipment and amortization of acquired intangible assets	55,059	63,854	10,145
Payroll and other compensation costs of network operations personnel	25,764	17,837	3,152
Other cost of revenues	10,395	9,201	1,462
Total cost of revenues	275,455	432,736	68,755

Operating Expenses

Our operating expenses decreased from RMB184.7 million for the year ended December 31, 2010 to RMB177.5 million (US$28.2 million) for the year ended December 31, 2011. This decrease resulted from the decreases in virtually all of our operating expense line items. In particular, the amount of share-based compensation expenses included in operating expenses decreased by RMB37.9 million from RMB60.8 million for the year ended December 31, 2010 to RMB22.9 million (US$3.6 million) for the year ended December 31, 2011. We expect our operating expenses to increase as we expand our business. In addition, post-acquisition settlement consideration of RMB7.2 million (US$1.1 million)  was recorded for the year ended December 31, 2011, compared to RMB37.9 million post-acquisition settlement consideration for the year ended December 31, 2010. Following our disposal of Shanghai JNet in December 2011, we will not incur post-acquisition settlement consideration expenses relating to Shanghai JNet going forward.

Sales and Marketing Expenses.  Our sales and marketing expenses decreased by 1.5% from RMB73.1 million for the year ended December 31, 2010 to RMB72.0 million (US$11.4 million)  for the year ended December 31, 2011, primarily due to:

•                  an increase in salary expenses of RMB9.3 million (US$1.5 million) due to an increase in headcount as a result of the expansion of our business;

•                  an decrease in share-based compensation expenses of RMB17.5 million (US$2.8 million); and

•                  increases in other benefit related expenses associated with the increase in the headcount of our sales and marketing staff of RMB7.1 million (US$1.1 million).

To a lesser degree, our sales and marketing expenses also increased as a result of expenses associated with our increased marketing efforts.

General and Administrative Expenses. Our general and administrative expenses increased by 27.3% from RMB45.0 million for the year ended December 31, 2010 to RMB57.3 million (US$9.1 million) for the year ended December 31, 2011, primarily due to an increase of RMB8.8 million (US$1.4 million) in consulting fees paid to professional advisory firms.

Research and Development Expenses.  Our research and development expenses increased by 42.9% from RMB28.7 million for the year ended December 31, 2010 to RMB41.0 million (US$6.5 million) for the year ended December 31, 2011. The increase was primarily due to an increase of RMB20.0 million (US$3.2 million) in salary expenses for research and development staff due to the expansion of our business.

Post-acquisition Settlement Consideration

In the year ended December 31, 2011, we incurred RMB7.2 million (US$1.1 million) in expenses associated with the supplementary agreement with the sellers of JNet Group, as compared to RMB37.9 million in such expenses for the year ended December 31, 2010.  The change in expenses associated with the supplementary agreement with the sellers of JNet Group from the year ended December 31, 2010 to the year ended December 31, 2011 was due to the change of fair value of the earn-out liabilities under the supplemental agreement, which had been estimated based on the projected pre-tax income of Shanghai JNet for 2011 and 2012. In December 2011, we sold and disposed of JNet Group.  See “Item 5.A—Operating and Financial Review and Prospects—Sale and Disposal of Shanghai JNet” for more information.

Operating Loss

As a result of the above, operating income for the year ended December 31, 2011 was RMB8.2 million (US$1.3 million), as compared to operating loss for the year ended December 31, 2010 of RMB65.1 million.

Interest Expense

Interest expense increased from RMB0.7 million for the year ended December 31, 2010 to RMB1.3 million (US$0.2 million) for the year ended December 31, 2011, primary as a result of an increased amount of interest expense for liabilities for uncertain tax positions.

Income Tax Expenses

We had income tax expense of RMB11.1 million for the year ended December 31, 2011 (US$1.8 million), as compared to net income tax benefit of RMB10.9 million for the year ended December 31, 2010. Our income tax expense for the year ended December 31, 2011 was mainly composed of RMB13.1 million (US$2.1 million) of current income tax and RMB2.0 million (US$0.3 million) of deferred tax assets.

Net Loss from Continuing Operations

As a result of the above, our net loss from continuing operations decreased by 79.6% from RMB56.3 million for the year ended December 31, 2010 to RMB11.5 million (US$1.8 million) for the year ended December 31, 2011.

Income from Discontinued Operations

Income from discontinued operations was RMB32.0 million (US$5.1 million) for the year ended December 31, 2011, as compared to income from discontinued operations of RMB0.6 million for the year ended December 31, 2010.  Income from discontinued operations for the year ended December 31, 2011 was primarily due to a gain on the disposal of Shanghai JNet of RMB30.7 million (US$4.9 million).

Net Income (Loss)

As a result of the above, we had net income of RMB20.5 million (US$3.3 million) for the year ended December 31, 2011, as compared to a net loss of RMB55.7 million for the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues

Our net revenues increased by 52.0% from RMB259.9 million for the year ended December 31, 2009 to RMB395.1 million for the year ended December 31, 2010. The increase resulted primarily from the significant revenues growth in sales of our services to certain existing customers and to our new customers. In terms of revenues contributed by industry groups, we had significant growth from:

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

Cost of Revenues

Our cost of revenues increased by 40.2% from RMB196.4 million for the year ended December 31, 2009 to RMB275.5 million for the year ended December 31, 2010. The increase was primarily due to an increase in our bandwidth, co-location and storage fees reflecting our increased sales and an increase in our payroll, share-based compensation and other related costs of network operations personnel, partially offset by a decrease of depreciation of network equipment and amortization of acquired intangible assets in the amount of RMB9.3 million. Cost of revenues includes share-based compensation expenses of RMB72.2 million for the year ended December 31, 2010, compared to RMB14.4 million for the year ended December 31, 2009.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2009	2010
	RMB
	(in thousands)
Bandwidth, co-location and storage fees	112,833	184,236
Depreciation of network equipment and amortization of acquired intangible assets	60,550	55,059
Payroll and other compensation costs of network operations personnel	14,007	25,764
Other cost of revenues	9,020	10,396
Total cost of revenues	196,410	275,455

Operating Expenses

Our operating expenses increased significantly from RMB78.4 million for the year ended December 31, 2009 to RMB184.7 million for the year ended December 31, 2010. This increase resulted from the increases in virtually all of our operating expense line items. In particular, the amount of share-based compensation expenses included in the operating expenses increased by RMB57.8 million from RMB14.4 million for the year ended December 31, 2009 to RMB72.2 million for the year ended December 31, 2010. We expect our operating expenses to increase as we expand our business. In addition, post-acquisition settlement consideration of RMB37.9 million was recorded for the year ended December 31, 2010, compared to no post-acquisition settlement consideration for the year ended December 31, 2009.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 98.6% from RMB36.8 million for the year ended December 31, 2009 to RMB73.1 million for the year ended December 31, 2010, primarily due to:

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

General and Administrative Expenses.  Our general and administrative expenses increased by 80.0% from RMB25.0 million for the year ended December 31, 2009 to RMB45.0 million for the year ended December 31, 2010, primarily as a result of an increase of RMB19.1 million in share-based compensation and salary compensation expenses attributable to an increase in the headcount of our administrative staff.

Research and Development Expenses.  Our research and development expenses increased by 72.4% from RMB16.6 million for the year ended December 31, 2009 to RMB28.7 million for the year ended December 31, 2010. The increase was primarily due to an increase of RMB9.6 million in share-based compensation expenses.

Post-acquisition Settlement Consideration

We incurred additional expenses associated with the supplementary agreement with the sellers of JNet Group in an amount of RMB37.9 million in the year ended December 31, 2010, compared to no such expenses for the year ended December 31, 2009. A major portion of this expense had been estimated based on the projected audited pre-tax income for 2010 to 2012, which was to be remeasured according to the actual results of operations until settlement.  In December 2011, we disposed of JNet Group.  See “Item 5.A—Operating and Financial Review and Prospects—Sale and Disposal of Shanghai JNet” for more information.”

Operating Loss

As a result of the foregoing, our operating loss increased by 336.5% from RMB14.9 million for the year ended December 31, 2009 to RMB65.1 million for the year ended December 31, 2010.

Interest Expense

Our interest expense decreased from RMB13.1 million for the year ended December 31, 2009 to RMB0.7 million for the year ended December 31, 2010, primary as a result of decreased amount of capital lease contracts and related interest expenses.

Income Tax Expenses

We had income tax benefit of RMB10.9 million for the year ended December 31, 2010, as compared to income tax expense of RMB1.8 million for the year ended December 31, 2009. Our income tax benefit for the year ended December 31, 2010 was mainly due to the reversal of the deferred tax liabilities as a result of certain supplementary agreements entered into in May 2010 which allowed us to assert permanent reinvestment of our undistributed earnings in Shanghai JNet.  We subsequently disposed Shanghai JNet in December 2011.

Net Loss from Continuing Operations

As a result of the above, net loss from continuing operations increased by 88.4% from RMB29.9 million for the year ended December 31, 2009 to RMB56.3 million for the year ended December 31, 2010.

Income from Discontinued Operations

Income from discontinued operations was RMB0.6 million for the year ended December 31, 2010, as compared to RMB9.2 million for the year ended December 31, 2009.

Net Loss

As a result of the above, we incurred a net loss of RMB55.7 million for the year ended December 31, 2010, an increase of 42.3% from the net loss of RMB39.2 million we incurred for the year ended December 31, 2009.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations, private placements of preferred shares to investors and the proceeds from our initial public offering. On October 1, 2010, we completed our initial public offering in which we issued and sold 5,923,247 ADSs representing 94,771,952 ordinary shares, resulting in net proceeds to us of approximately US$76.6 million.  As of December 31, 2011, we had RMB392.5 million (US$62.4 million) in cash and cash equivalents. We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Although we consolidate the results of Beijing Blue I.T. and Beijing Jingtian and their respective subsidiaries, our access to the cash balances or future earnings of these entities is only through our contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	54,279	94,788	58,666	9,320
Net cash used in investing activities	(47,768)	(55,575)	(192,379)	(30,567)
Net cash provided by (used in) financing activities	45,295	496,874	(59,612)	(9,471)
Net increase (decrease) in cash and cash equivalents	51,806	536,087	(193,325)	(30,718)
Effect of foreign exchange rate changes on cash	13	(8,083)	(6,846)	(1,085)
Cash and cash equivalents at beginning of the period	12,883	64,702	592,706	94,171
Cash and cash equivalents at end of the period	64,702	592,706	392,535	62,368

Operating Activities

Net cash provided by operating activities was RMB58.7 million (US$9.3 million) for the year ended December 31, 2011, compared to RMB94.8 million for the year ended December 31, 2010. Net cash provided by operating activities for the year ended December 31, 2011 reflects net income of RMB20.5 million (US$3.3 million), adjusted by reconciling items in the total amount of RMB85.9 million (US$13.6 million), which primarily includes depreciation of property and equipment of RMB67.4 million (US$10.7 million), gain on the sale and disposal of JNet Group of RMB30.7 million (US$4.9 million), share-based compensation expenses of RMB27.0 million (US$4.3 million) and charges associated with the supplementary agreement on the acquisition of JNet Group of RMB7.2 million (US$1.1 million). Additional major factors that affected operating cash flows for the year ended December 31, 2011 includes: (i) an increase of RMB56.6 million (US$9.0 million) in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB24.8 million (US$3.9 million) in income tax payable; (iii) an increase of RMB17.9 million (US$2.8 million) in prepaid expense and other current assets attributable to prepaid payments made to the carriers and other suppliers for bandwidth, co-location and storage; (iv) an increase of RMB6.0 million (US$0.9 million) in accrued employee benefits, (v) an increase of RMB5.5million (US$0.9 million) in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; and (vi) a decrease of accrued expenses and other payables of RMB9.4 million (US$1.5 million).

Net cash provided by operating activities was RMB94.8 million for the year ended December 31, 2010, compared to RMB54.3 million for the year ended December 31, 2009. Net cash provided by operating activities for the year ended December 31, 2010 reflects a net loss of RMB55.7 million, adjusted by reconciling items in the total amount of RMB155.2 million, which primarily includes charges associated with the supplementary agreement on the acquisition of JNet Group of RMB37.9 million, depreciation of property and equipment of RMB57.8 million, share-based compensation expenses of RMB72.2 million and deferred income tax benefit of RMB24.1 million. Additional major factors that affected operating cash flow for the year ended December 31, 2010 include: (i) an increase of RMB53.2 million in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB37.3 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (iii) an increase of RMB7.1 million in prepaid expense and other current assets attributable to prepaid payments made to the carriers and other suppliers for bandwidth, co-location and storage; (iv) an increase of RMB14.8 million in income tax payable; and (v) an increase of accrued expenses and other payables of RMB2.6 million.

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

Investing Activities

Net cash used in investing activities was RMB192.4 million (US$30.6 million) for the year ended December 31, 2011, compared to RMB55.6 million for the year ended December 31, 2010. Net cash used in investing activities for the year ended December 31, 2011 resulted primarily from (i) cash paid for our available-for-sale investments in the amount of RMB99.2 million (US$15.8 million), which amount includes cash paid for an investment in an RMB denominated short term fixed income fund in the amount of RMB97.6 million (US$15.5 million), (ii) purchases of property and equipment of RMB77.6 million (US$12.3 million), and (iii) cash paid for long term investment of RMB9.1 million (US$1.5 million).

Net cash used in investing activities was RMB55.6 million for the year ended December 31, 2010, compared to RMB47.8 million for the year ended December 31, 2009. Net cash used in investing activities for the year ended December 31, 2010 resulted from a cash payment we made pursuant to the supplementary agreement in connection with the acquisition of JNet Group in an amount of RMB9.6 million and other payments made in connection with the purchase of property, plant and equipment in the amount of RMB46.0 million. Net cash used in investing activities for the year ended December 31, 2009 primarily resulted from payments in connection with the purchase of property, plant and equipment in an amount of RMB37.5 million and an increase in amounts due from related parties in an amount of RMB14.7 million.

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

Net cash used in financing activities was RMB59.6 million (US$9.5 million) for the year ended December 31, 2011, compared to net cash provided by financing activities of RMB496.9 million for the year ended December 31, 2010. Net cash used in financing activities for the year ended December 31, 2011 resulted primarily from payment for repurchase of ordinary shares in an amount of RMB63.6 million (US$10.1 million), partially offset by proceeds from ESOP exercise in an amount of RMB4.0 million (US$0.6 million).

Net cash provided by financing activities was RMB496.9 million for the year ended December 31, 2010, compared to RMB45.3 million for the year ended December 31, 2009. Net cash provided by financing activities for the year ended December 31, 2010 resulted from proceeds from our initial public offering in an amount of RMB494.1 million, partially offset by a payment for the repurchase of ordinary shares in an amount of RMB20.5 million and repayment of bank borrowings in an amount of RMB11.3 million.

Net cash provided by financing activities for the year ended December 31, 2009 resulted from proceeds from issuance of Series C redeemable convertible preferred shares in an amount of RMB40.4 million and proceeds from bank borrowings of RMB12.0 million partially offset by repayment of bank borrowings in an amount of RMB5.1 million and payment of dividend in an amount of RMB2.1 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T. and Beijing Jingtian, which are our consolidated affiliated entities in China, and the respective shareholders of Beijing Blue I.T. and Beijing Jingtian.  See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements.  Beijing Blue I.T. contributed 91.0%, 92.5% and 91.6 % of our total net revenues in 2009, 2010 and 2011, respectively. Beijing Jingtian’s contribution to our total net revenues in 2009, 2010 and 2011 was immaterial. Shanghai JNet, which was previously one of our consolidated affiliated entities and was disposed in December 2011, contributed 4.6%, 2.1% and 1.6% of our total net revenues in 2009, 2010 and 2011, respectively.

Conducting our operations through contractual arrangements with our consolidated affiliated entities in China entails a risk that we may lose effective control over our consolidated affiliated entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity.  See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties” and “We rely on contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiary ChinaCache Beijing.  The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated affiliated entities Beijing Blue I.T. and Beijing Jingtian.  In 2009, 2010 and 2011, the aggregate amount of service fees Beijing Blue I.T. and Beijing Jingtian paid to ChinaCache Beijing was RMB67.0 million, RMB59.8 million and RMB57.8 million (US$9.2 million), respectively.

Under PRC law, ChinaCache Beijing and each of our consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. ChinaCache Beijing is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to contractual arrangements that ChinaCache Beijing has with each of Beijing Blue I.T. and Beijing Jingtian, the earnings and cash of each of Beijing Blue I.T. and Beijing Jingtian (including dividends received from their respective subsidiaries) are used to pay service fees in RMB to ChinaCache Beijing, in the manner and amount set forth in these agreements. After paying the withholding taxes applicable to ChinaCache Beijing’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing would be available for distribution to us, ChinaCache Beijing’s sole shareholder, although we have not, and do not have any present plan to, make such distributions. As of December 31, 2011, the net assets of ChinaCache Beijing and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$23.8 million, and the net assets of ChinaCache Beijing and our consolidated affiliated entities which were unrestricted and thus available for distribution was in aggregate US$82.2 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future.  See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

Furthermore, cash transfers from ChinaCache Beijing to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of ChinaCache Beijing and our consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues.”

Capital Expenditures

We had capital expenditures of RMB2.0 million, RMB77.3 million and RMB56.7 million (US$9.0 million) in 2009, 2010 and 2011, respectively, representing 0.8%, 19.6% and 9.2% of our total net revenues for such years, respectively. Our capital expenditures were primarily for the purchase of servers and other property and equipment for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations.  We expect that our capital expenditures in 2012 will increase from 2011 in line with the expansion of our business, and such expenditures will be used to purchase additional servers and other property and equipment to support the growth of our business.

C.                                    Research and Development, Patents and Licenses, Etc.

We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. We currently have 13 patents, 32 patent applications and 14 software copyright registrations, all in China and related to different aspects of the content and application delivery technologies. We have established a joint laboratory with Beijing University of Posts and Telecommunications to undertake leading edge research in content and application delivery technologies. We intend to expand our research and development efforts and offer innovative services and solutions to maintain our market leadership and meet the evolving needs of customers.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses.  We incurred RMB16.7 million, RMB28.7 million and RMB41.0 million (US$6.5 million) of research and development expenses in 2009, 2010 and 2011, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                      Off-balance Sheet Arrangements

Other than the operating lease obligations, the capital lease obligations and purchase commitments set forth in the table below, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease obligations(1)	6,030	3,263	2,767	—	—
Capital lease obligations(2)	5,347	5,347	—	—	—
Purchase commitments(3)	96,492	96,492	—	—	—
Total	107,869	105,102	2,767	—	—

(1)                  Operating lease obligations refers to our future minimum lease payments for office space under non-cancelable operating leases.

(2)                  Capital lease obligations refers to amounts payable under leases of certain computer equipment and optical fibers.

(3)                  Purchase commitments refers to our commitment to purchase bandwidth from our bandwidth provider.

ITEM 6.                                                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Song Wang	48	Chairman and Chief Executive Officer
Jean Xiaohong Kou	50	Director and Senior Vice President
Yunjie Liu	69	Director
Paul Jin-Hwee Choo	43	Director
Duane Kuang	48	Director
Ya-Qin Zhang	46	Director
Kathleen Chien	42	Director
Bin Laurence	44	Director
Jackie You Kazmerzak	37	Chief Financial Officer
Jie Zong	40	Vice President

Mr. Song Wang is our co-founder, chairman of our board of directors and chief executive officer. He co-founded our company in 1998. Mr. Wang oversees the strategic direction of the company and has transformed the company from a small start-up to an established and leading content and application delivery total solution provider in China. Prior to co-founding our company, Mr. Wang served as the chief representative of Business 2000 Resources Beijing Office from 1996 to 1998. Prior to that, Mr. Wang served as Greater China senior counsel for Boston Technology, Inc. from 1995 to 1996. Mr. Wang worked for Northern China Computer Technologies Institute as a computer-aided design engineer from 1987 to 1995. Mr. Wang studied French at the China Foreign Affairs University and attended EMBA training courses on top manager management at the Guanghua School of Management, Peking University. Mr. Wang is the husband of Ms. Jean Xiaohong Kou, our co-founder, director and senior vice president.

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

Mr. Yunjie Liu has served as our director since October 2005. Our board of directors has determined that Mr. Liu satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act. Mr. Liu has extensive experience in telecommunications technology and management, particularly in the area of data communications. He currently serves as chief scientist of the Technology Committee of China United Network Communications (Group) Limited, formerly known as China United Telecommunications Corporation (Group) Limited, or Unicom Group. From April 1999 to December 2003, Mr. Liu served as the Chief Engineer and later vice president of Unicom Group. From May 2000 to January 2004, Mr. Liu was vice president of China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), a company listed on the New York Stock Exchange. Unicom Group is an indirect controlling shareholder of China Unicom (Hong Kong) Limited. Mr. Liu served as a non-executive director of China Unicom (Hong Kong) Limited from February 2004 to April 2006. Prior to joining Unicom Group, Mr. Liu held various high-ranking positions at the Ministry of Posts and Telecommunications, including director general of the Institute of Data Communication Research and president of the Institute of Postal. Mr. Liu serves as an independent director of Telling Telecommunication Holding Co., Ltd., a Shenzhen Stock Exchange-listed company which is primarily engaged in the distribution and repairing of communication products in China, and as the director-general of the China (Nanjing) Future Network Industry Innovation Center. Mr. Liu received a bachelor’s degree in physics from Peking University and is a member of the Chinese Academy of Engineering.

Mr. Paul Jin-Hwee Choo has been our director since September 2005. Mr. Choo is the vice president in charge of Greater China investments of Investor Growth Capital Asia Ltd., a private equity firm headquartered in New York and affiliated to one of our major shareholders, and chief representative officer for Investor Growth Capital Asia Ltd., Beijing Representative Office. Prior to joining Investor Growth Capital Asia Ltd. in August 2005, Mr. Choo was a vice president of EDB Investments Pte Ltd., the investment arm of the Singapore Economic Development Board. Mr. Choo also serves on the board of various portfolio companies managed by Investor Growth Capital Asia Ltd., including Byecity International Holdings Limited, CDG Holdings, Ltd., CDP Holdings, Ltd., Golferpass, Inc., Hightouch Media Group Ltd., LIBA Inc., 800 Teleservices Holding Limited, Yuan Chuan (Cayman) Ltd. and Jiangsu Xinghe Valve Co. Ltd.  Mr. Choo received a bachelor’s degree in physics from the National University of Singapore, and an executive MBA degree, with distinction, from INSEAD. Mr. Choo is a Chartered Financial Analyst.

Mr. Duane Kuang has served as our director since April 2007. Our board of directors has determined that Mr. Kuang satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Kuang founded Qiming Venture Partners, a private equity firm affiliated to one of our major shareholders, in 2006, and has been serving as its managing director and participating on its investment committee since then. Mr. Kuang also serves on the board of various portfolio companies invested by Qiming Venture Partners. Mr. Kuang has over 20 years of operational and investment experience with technology companies. Prior to founding Qiming Venture Partners, Mr. Kuang was a director of Intel Capital China. Prior to that, Mr. Kuang spent over six years at Cisco Systems in China, holding various senior management positions in the sales and marketing organizations. Before returning to China in 1994, Mr. Kuang had an engineering and management career in both startups and large global companies in Silicon Valley. Mr. Kuang received a master’s degree in computer science from Stanford University and an MBA degree from the University of California at Berkeley.

Mr. Ya-Qin Zhang has served as our director since September 2010. Our board of directors has determined that Mr. Zhang satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Zhang has been serving as the chairman of Microsoft Asia-Pacific R&D Group since 2005 and is in charge of the research and development of Microsoft Corporation in the Asia-Pacific region. Mr. Zhang is one of the founding members of the Microsoft Research Asia lab, where he served as managing director and chief scientist, and he also founded the Advanced Technology Center in 2003. Before joining Microsoft in 1999, Mr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. and worked as a senior technical staff member for GTE Laboratories Inc. and Contel Corp. Mr. Zhang currently serves as an independent director of China Real Estate Information Corporation, a NASDAQ-listed provider of real estate information, consulting and online services in China. Mr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China and a Ph.D. in electrical engineering from George Washington University.

Ms. Kathleen Chien has served as our director since September 2010. Our board of directors has determined that Ms. Chien satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market

Rules and Rule 10A-3 under the Securities Exchange Act. Ms. Chien is currently the chief operating officer and acting chief financial officer of 51job, Inc., a NASDAQ-listed provider of integrated human resource services in China. Ms. Chien joined 51job, Inc. in 1999 and served as its chief financial officer from 2004 to March 2009. Prior to joining 51job, Inc. in 1999, Ms. Chien worked in the financial services and management consulting industries.  During her three-year tenure at Bain & Company, Ms. Chien consulted a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. In two years at Capital Securities Corp., a leading investment bank in Taiwan, Ms. Chien completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan. Ms. Chien serves as an independent director of Vipshop Holdings Ltd., an online discount retailer in China listed on the New York Stock Exchange. Ms. Chien received her bachelor’s degree in economics from the Massachusetts Institute of Technology and an MBA degree from the Walter A. Haas School of Business at University of California, Berkeley.

Ms. Bin Laurence has served as our director since September 2011. Our board of directors has determined that Ms. Laurence satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act. Ms. Laurence became the chief financial officer of E-House (China) Holdings Limited, a leading real estate services company in China that is listed on the New York Stock Exchange, in April 2012.  From 2009 until April 2012, Ms. Laurence served as the chief financial officer of China Real Estate Information Corporation, or CRIC, a NASDAQ-listed company which is a leading provider of real estate information, consulting and online services in China. Prior to joining CRIC, Ms. Laurence had been a research analyst at SuttonBrook Capital Management LP, a hedge fund based in New York since 2005. Ms. Laurence served as a director in the distressed assets management division of BMO Financial Group in New York from 2002 to 2004. From 1996 to 2002, she served as an associate and a vice president successively covering the media/ communications industry in the leveraged finance division of BMO Financial Group. From 1994 to 1996, Ms. Laurence was an analyst covering the media/communications industry in the investment banking division of Lehman Brothers, Inc. in New York. Ms. Laurence received a bachelor’s degree from Wellesley College and an MBA degree from Columbia Business School.

Ms. Jackie You Kazmerzak  has served as our chief financial officer since August 2011. From August 2009 to May 2011, Ms. Kazmerzak was chief financial officer of China Information Technology, a NASDAQ listed provider of integrated solutions for the public security sector in China.  From May 2007 to May 2008, Ms. Kazmerzak served as Head of China Investments for JLF Asset Management.  Prior to joining JLF Asset Management, Ms. Kazmerzak served as chief financial officer of Diguang International Development Company, Ltd. from January 2006 until March 2007. Earlier in her career, Ms. Kazmerzak was a portfolio manager at Sand Hill Advisors in Palo Alto, California from July 2004 until December 2005, and an investment officer at Northern Trust Bank in San Francisco from July 2000 until July 2004. Ms. Kazmerzak began her career at Bank of America in the corporate finance division in August 1996 and worked there until July 1998. She received her bachelor’s degree in economics from Shanghai International Studies University and obtained her MBA (with a concentration in finance) from Arizona State University. Ms. Kazmerzak is a Chartered Financial Analysis.

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

B.            Compensation

For the fiscal year ended December 31, 2011, the aggregate compensation we paid to our executive officers was approximately RMB5.6 million (US$0.9 million) (including to former executive officers who resigned during 2011 and are not listed under “—Directors and Senior Management”) and the aggregate compensation we paid to our non-executive directors for the same periods was approximately RMB0.7 million (US$0.1 million). For the same period, we paid RMB0.4 million (US$60,000) for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. In February 2011, we accelerated the vesting of 325,000 stock options of a terminated executive officer. As a result of this modification, we recognized additional compensation expenses during this period.

Stock Incentive Plans

In October 2008, May 2009, May 2010 and July 2011, we adopted our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Share Incentive Plan, respectively.  These four plans are referred to herein as the “Stock Incentive Plans.”  The Stock Incentive Plans were adopted to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The Stock Incentive Plans permit the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2007, 2008, 2010 and 2011 plans is 14,000,000 shares, 8,600,000 shares, 9,000,000 shares and 22,000,000 shares, respectively. As of December 31, 2011, we granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 8,973,346 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 16,602,320 ordinary shares under our 2011 Share Incentive Plan.

The following table summarizes, as of the date of this annual report, the stock options granted under our Stock Incentive Plans to certain of our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Yunjie Liu
	*	US$0.01	October 1, 2007	September 30, 2007	September 29, 2016
JieZong	*	US$0.01	April 1, 2007	March 31, 2007	March 30, 2016
	*	US$0.01	October 1, 2007	September 30, 2007	September 29, 2016
	*	US$0.26	April 1, 2008	March 31, 2008	March 30, 2017
	*	US$0.26	April 1, 2009	March 31, 2009	March 30, 2018
	*	US$0.26	April 1, 2010	June 20, 2011	June 19, 2021
	*	US$0.41	April 1, 2011	June 20, 2011	June 19, 2021
Song Wang	*	US$0.41	April 1, 2011	June 20, 2011	June 19, 2021
Paul Jin-Hwee Choo	*	US$0.41	October 1, 2010	June 20, 2011	June 19, 2021
Duane Kuang	*	US$0.41	October 1, 2010	June 20, 2011	June 19, 2021
Kathleen Chien	*	US$0.41	October 1, 2010	June 20, 2011	June 19, 2021
Jackie You Kazmerzak	*	US$0.41	July 1,2011	June 20, 2011	June 19, 2021
	*	US$0.41	April 1, 2012	June 20, 2011	June 19, 2021
Bin Laurence	—	—	—	—	—
Ya-Qin Zhang	—	—	—	—	—
Directors and officers as a group	8,880,000	US$0.01–US$0.41	—	—	—
Other individuals as a group(1)	39,295,666	US$0.01–US$0.41	—	—	—

*                      In aggregate owns options to purchase less than 1% of our outstanding ordinary shares on an as-converted basis.

(1)                  Includes our former chief operating officer, who resigned in February 2011, our former vice president of corporate communications, who resigned in June 2011, our former chief financial officer, who resigned in August 2011, and our former chief scientist, whose contract with us expired in August 2011.

Principal Terms of the 2007, 2008 and 2010 Stock Incentive Plans

The following paragraphs describe the principal terms of the 2007, 2008 and 2010 Stock Incentive Plans.

Plan Administration.  Our board of directors or a committee designated by our board will administer the plans. The committee or our board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant. It shall also have discretionary power to interpret the terms of the plans.

Award Agreement.  Awards granted under the plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may also provide that securities granted are subject to a 90-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

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

Vesting Schedule.  The vesting periods of the options under the plans are specified in individual award agreements. Options granted under the 2007 Stock Incentive Plan and the 2008 Stock Incentive Plan have two different vesting schedules: either vesting immediately on the vesting commencement date stated in the grantee’s option agreement, or are subject to a four-year vesting schedule with 50%, 25% and 25% vesting on the second, third and fourth anniversary, respectively, of the vesting commencement date stated in the grantee’s option agreement. Options granted under the 2010 Stock Incentive Plan have two different vesting schedules: either vesting immediately on the vesting commencement date stated in the grantee’s option agreement, or are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the vesting commencement date stated in the grantee’s option agreement.

Termination of the Plans.  Unless terminated earlier, the stock incentives plans will continue in effect for nine years. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent such approval is required by applicable law. Shareholder approval is required for any amendment to our plans, if the amendment would adversely affect the grantee’s rights under an outstanding award without the grantee’s written consent, or change the board’s authority to amend the plans subject to shareholders’ approval.

Principal Terms of the 2011 Share Incentive Plan

The following paragraphs describe the principal terms of the 2011 Share Incentive Plan.

Plan Administration.  The administrator of the 2011 Share Incentive Plan is our board of directors or the compensation committee of our board. The compensation committee or our board of directors, as appropriate, determines the provisions and terms and conditions of each award grant, and has discretionary power to interpret the terms of the plan. The plan administrator may delegate to a committee of one or more members of our board the authority to grant or amend awards to participants other than independent directors and executive officers of our company. Any grant or amendment of awards to any member of our board shall require approval by our board in accordance with our company’s articles of association.

Award Agreement.  Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility.  We may grant awards to our employees, directors and consultants, including those of our affiliates.  However, options that are intended to qualify as incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, may not be granted to employees of our affiliates or to independent directors or consultants.

Acceleration of Awards upon Change in Control. If the plan administrator anticipates the occurrence, or upon the occurrence, of a corporate transaction, the plan administrator may, in its sole discretion, provide for (i) any and all awards outstanding to terminate at a specific time in the future and shall give each participant the right to exercise the vested portion of such awards during a period of time as the plan administrator shall determine, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion or the assumption of or substitution of such award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, or (iv) payment of award in cash based on the value of shares on the date of the corporate transaction plus reasonable interest on the award through the date when such award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Internal Revenue Code of 1986.

Exercise Price and Term of Awards.   The exercise price per share subject to an option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the ordinary shares.  The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.  For options that are intended to qualify as incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, the exercise price of any incentive share option granted to any individual who, at the date of grant, owns shares possessing more than ten percent of the total combined voting power of all classes of our shares may not be less than 110% of fair market value on the date of grant and such option may not be exercisable for more than five years from the date of grant.

Vesting Schedule.  In general, our plan administrator determines or the evidence of the award specifies, the vesting schedule.

Termination of the Plan. The plan will expire on, and no award may be granted pursuant to the plan after, June 3, 2020. Awards that are outstanding after such date shall remain in force according to the terms of the plan and the applicable award agreement.

C.            Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in the company by way of qualification. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval or compensation committee approval or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his or her interest in any contract, proposal or arrangement (including arrangement with respect to compensation to himself or herself or any other members of the board) in which he or she is materially interested, such a director may vote in respect of such contract, proposal or arrangement and may be counted in the quorum at such a meeting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Kathleen Chien, Yunjie Liu and Bin Laurence. Ms. Chien, Mr. Liu and Ms. Laurence satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. Ms. Chien is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Duane Kuang, Ya-Qin Zhang and Yunjie Liu. Mr. Kuang, Mr. Zhang and Mr. Liu satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Kuang is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.            Employees

We had 221, 345 and 557 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees by function as of December 31, 2011:

Functional Area	Number of Employees	% of Total
Customer service	139	25.0%
Sales and marketing	122	21.9%
Research and development	239	42.9%
Management and administration	57	10.2%
Total	557	100.0%

Of our total employees as of December 31, 2011, 449 were located in Beijing, 77 were located in other cities throughout China and 30 were located outside China. From time to time, we also employ part-time employees and engage independent consultants to support our research and development. We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. We believe that our employee relations are good.

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

E.             Share Ownership

Please refer to “Item 7—Major Shareholders and Related Party Transactions.”

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 13, 2012 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below are based on 366,862,668 ordinary shares outstanding as of April 13, 2012, excluding 14,767,776 ordinary shares issued to our depositary and reserved for future grants under our share incentive plan and 26,261,776 ordinary shares in the form of ADSs we repurchased, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following April 13, 2012, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Song Wang(1)	66,245,893	18.1%
Jean Xiaohong Kou(1)	65,645,893	17.9%
Yunjie Liu(2)	*	*
Paul Jin-Hwee Choo(3)	57,287,686	15.6%
Duane Kuang(4)	40,656,416	11.1%
Ya-Qin Zhang	—	—
Kathleen Chien	*	*
Bin Laurence	*	*
Jackie You Kazmerzak(5)	*	*
Jie Zong(6)	*	*
All Directors and Executive Officers as a Group	166,377,659	45.4%
Principal Shareholders:
Consolidated Capital Holdings Ltd.(7)	65,645,893	17.9%
Investor AB(8)	57,087,686	15.6%
Funds affiliated with Qiming Venture Partners, L.P.(9)	40,296,416	11.0%
Funds affiliated with Intel Capital (Cayman) Corporation(10)	23,356,601	6.4%
SIG China Investments One, Ltd.(11)	21,443,215	5.8%
CRCM Institutional Master Fund (BVI), Ltd.(12)	20,866,240	5.7%
Wolf Opportunity Fund, Ltd.(13)	20,050,624	5.5%
JAFCO Asia Technology Fund II(14)	19,489,408	5.3%

*                      Less than 1%.

(1)                  Consists of (i) 59,016,876 ordinary shares and 369,222 American depository shares representing 5,907,552 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 408,172 ordinary shares that Consolidated Capital Holdings Ltd., Mr. Song Wang and Ms. Jean Xiaohong Kou have the right to acquire upon exercise of options granted by a few other Pre-IPO shareholders within 60 days of this annual report, and (iv) with respect to Mr.Wang, an additional 600,000 ordinary shares that Mr.Wang has the right to acquire upon exercise of options granted by us within 60 days following April 13, 2012. Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. are both incorporated in the British Virgin Islands. Each of Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. is a wholly-owned subsidiary of Nice Mercy Holding Limited, a Bahamas incorporated company, which is in turn wholly owned by J.P. Morgan Trust Company (Bahamas) Limited, as trustee of the Hong Song Family Trust. The Hong Song Family Trust was established by Mr. Song Wang and Ms. Jean Xiaohong Kou for the benefits of their family members. In accordance with the SEC rules, Mr. Song Wang and Ms. Jean Xiaohong Kou may be deemed to have voting and investment power with respect to all of the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. Mr. Wang and Ms. Kou are husband and wife. The business address for Mr. Wang and Ms. Kou is 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China.

(2)                  The business address for Mr. Liu is c/o 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China.

(3)                  Consists of (i) 200,000 ordinary shares that Mr. Choo has the right to acquire upon exercise of options granted by us within 60 days following April 13, 2012, (ii) 38,845,057 ordinary shares held by Investor Investments Asia Limited, (iii) 16,651,909 ordinary shares held by Investor Group Asia, L.P. and (iv) 1,590,720 ordinary shares held by IGC Asia Fund V, L.P.  See note (8) below for more information on Investor Investments Asia Limited, Investor Group Asia, L.P. and IGC Asia Fund V, L.P.  Mr. Choo is the vice president of Investor Growth Capital Asia Ltd. and chief representative of the Beijing Representative Office. Mr. Choo disclaims beneficial ownership of the ordinary shares owned by Investor Investments Asia Limited, Investor Group Asia, L.P. and IGC Asia Fund V, L.P. except to the extent of his pecuniary interest therein. The business address for Mr. Choo is Unit 1603, Tower 2, China Central Place Office Building, No. 79 Jianguo Road, Chaoyang District, Beijing 100025, China.

(4)                  Consists of (i) 160,000 ordinary shares represented by ADSs, (ii) 200,000 ordinary shares that Mr. Kuang has the right to acquire upon exercise of options granted by us within 60 days following April 13, 2012, (iii) 39,702,160 ordinary shares held by Qiming Venture Partners, L.P. and (iv) 594,256 ordinary shares held by Qiming Managing Directors Fund, L.P. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. See also note (9) to this table below. Mr. Duane Kuang is a managing director of and participates on the investment committee of Qiming Corporate GP, Ltd. Mr. Kuang disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. and the ordinary shares issued on their conversion except to the extent of his pecuniary interest therein. The business address for Mr. Kuang is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(5)                  The business address for Ms. Kazmerzak is 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China.

(6)                  The business address for Mr. Zong is 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China.

(7)                  The business address for Consolidated Capital Holdings Ltd. is c/o Jean Xiaohong Kou, 6/F Block A Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, China. See note (1) to this table above for information about the natural persons who hold voting and investment power over shares held by Consolidated Capital Holdings Ltd.

(8)                  The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed on February 13, 2012 by Investor AB, and consists of (i) 38,845,057 ordinary shares held by Investor Investments Asia Limited, (ii) 16,651,909 ordinary shares held by Investor Group Asia, L.P. and (iii) 1,590,720 ordinary shares held by IGC Asia Fund V, L.P.  Investor AB, a limited liability company incorporated under the laws of Sweden which is listed on the Stockholm Stock Exchange, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the dispositions of all shares held by Investor Investments Asia Limited, Investor Group Asia, L.P. and IGC Asia Fund V, L.P. Investor Growth Capital Asia Ltd. is the investment advisor to, and a wholly-owned subsidiary of, Investor AB]. The business address for Investor AB is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden.

(9)                  The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by Qiming Venture Partners, L.P. and affiliates on January 26, 2012, and consists of (i) 39,702,160 ordinary shares held by Qiming Venture Partners, L.P. and (ii) 594,256 ordinary shares held by Qiming Managing Directors Fund, L.P. Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. are collectively referred to as the Qiming Funds. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley, each of whom disclaims beneficial ownership of the ordinary shares owned by the Qiming Funds and the ordinary shares issued on their conversion except to the extent of such person’s respective pecuniary interest therein. The registered address of Qiming Venture Partners, L.P., Qiming GP, L.P. and Qiming Corporate GP, Ltd. is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(10)             Consists of (i) 20,162,628 ordinary shares held by Intel Capital (Cayman) Corporation and (ii) 3,193,973 ordinary shares held by Intel Capital Corporation. The number of ordinary shares is as set forth in the most recent 13G filed by Intel Corporation, on February 14, 2011. Both Intel Capital (Cayman) Corporation and Intel Capital Corporation are wholly owned by Intel Corporation, a public company listed on the NASDAQ. The registered office for Intel Capital (Cayman) Corporation, a company incorporated in the Cayman Islands, is Caledonian House, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands. The registered office of Intel Capital Corporation, a Delaware corporation, is c/o Corporation Trust Company, 1209 Orange St., Wilmington, Delaware 19801, U.S.A.

(11)             The number of ordinary shares is as set forth in the most recent 13G filed by SIG Asia Investment, LLLP and SIG China Investments One, Ltd., on February 11, 2011.  SIG China Investments One, Ltd. is managed by SIG Asia Investment, LLLP, which has the discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. Mr. Arthur Dantchik, in his capacity of president of SIG Asia Investment, LLLP, may also be deemed to have the voting and investment power over the shares held by SIG China Investments One, Ltd. The business address of SIG China Investments One, Ltd. is 101 California Street, Suite 3250, San Francisco, CA 94111, U.S.A.

(12)             The number of ordinary shares beneficially owned is as set forth in a Schedule 13G filed on March 2, 2012 by CRCM Institutional Master Fund (BVI), Ltd. (the “Fund”), a British Virgin Islands limited company, CRCM LP (the “Investment Manager”), a Delaware limited partnership and the investment manager of the Fund, ChinaRock Capital Management Limited (the “Sub-Investment Adviser”), a Hong Kong company limited by shares, is the sub-investment adviser to the Investment Manager, CRCM LLC (the “General Partner”), a Delaware limited liability company and the general partner of the Investment Manager, and Chun R. Ding, a United States citizen who is the managing partner of the Investment Manager, the director of the Sub-Investment Adviser and a member of the General Partner.  All 20,866,240 ordinary shares are directly held (in the form of ADSs) by the Fund.  Each of the Investment Manager, the Sub-Investment Adviser, the General Partner and Mr. Ding may be deemed to beneficially own the ordinary shares held by the Fund, and each of the Investment Manager, the Sub-Investment Adviser, the General Partner and Mr. Ding disclaims any beneficial ownership of the ordinary shares held by the Fund. The principal business address of the Fund is c/o Walkers (BVI) Limited, PO Box 92, Road Town, Tortola, British Virgin Islands VG1110.

(13)             The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G filed on January 6, 2012 by Wolf Fund Management Ltd., a Cayman Islands company, Wolf Opportunity Fund, Ltd., a British Virgin Islands company, and Mr. Ahmet H. Okumus.  As reported in the Schedule 13G, Wolf Fund Management Ltd., Wolf Opportunity Fund, Ltd. and Mr. Okumus share authority to vote and dispose of the 20,050,624 ordinary shares, and Mr. Okumus is president of both Wolf Fund Management Ltd. and Wolf Opportunity Fund, Ltd.  Mr. Okumus and Wolf Fund Management Ltd. disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The registered office of Wolf Opportunity Fund, Ltd. is Craigmuir Chambers, Suite 71, Road Town, Tortola, British Virgin Islands.

(14)             The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by JAFCO Asia Technology Fund II and its affiliates on January 20, 2012. JAFCO Asia Technology Fund II is wholly owned by JAFCO Asia Technology Fund II L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings II Limited, a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd, is the sole general partner of JAFCO Asia Technology Fund II L.P. and controls the voting and investment power over the securities owned by JAFCO Asia Technology Fund II. JAFCO Asia Technology Holdings II Limited has appointed JAFCO Investment (Asia Pacific) Ltd to manage JAFCO Asia Technology Fund II L.P. and voting and investment power over the securities owned by JAFCO Asia Technology Fund II is exercised by an investment committee and a listed portfolio divestment committee of JAFCO Investment (Asia Pacific) Ltd. The members of such committees may change from time to time. As reported in the Schedule 13G/A filed by JAFCO Asia Technology Fund II and its affiliates on January 20, 2012, Messrs. Hiroshi Yamada, Junitsu Uchikata and Ui Chel Joung are members of such investment committee and Messrs. Yamada and Uchikata are members of such listed portfolio divestment committee. Each member of these committees may be deemed to have shared voting and investment power over the securities owned by JAFCO Asia Technology Fund II, and each such person disclaims beneficial ownership of the securities held by JAFCO Asia Technology Fund II, except to the extent of each person’s pecuniary interest therein. JAFCO Investment (Asia Pacific) Ltd. is wholly owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange. The address of JAFCO Asia Technology Fund II is c/o JAFCO Investment (Asia Pacific) Ltd., 10 Marina Boulevard, Marina Bay Financial Centre Tower 2, #33-05, Singapore 018983.

To our knowledge, as of April 13, 2012, 194,916,255 of our ordinary shares, or approximately 53.1% of our total outstanding ordinary shares, were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.  To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.  None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.            Related Party Transactions

Contractual Arrangements with Our Consolidated Variable Interest Entities

See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.”

Termination of Contractual Arrangements with Shanghai JNet

See “Item 4.C—Information on the Company—Organizational Structure—Termination of Contractual Arrangements with Shanghai JNet.”

Transactions with Sellers of JNet Holdings

See “Item 5.A—Operating and Financial Review and Prospects—Sale and Disposal of Shanghai JNet” and “Item 4.C—Information on the Company—Organizational Structure—Termination of Contractual Arrangements with Shanghai JNet.”

Transactions with Ms. Kou Xiaohong

As of December 31, 2011, we had a balance of RMB18,000 due to Ms. Jean Xiaohong Kou, our co-founder and director, representing reimbursable expenses we owed to Ms. Kou for travel and other business related expenses. Such balance is unsecured and interest free, and is to be repaid by June 2012.

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

In December 2010, an Internet data service company in Beijing filed a lawsuit against Beijing Blue I.T. The plaintiff alleged that Beijing Blue I.T. breached the terms of a service agreement with it and sought damages of RMB2.3 million (US$0.3 million). Pursuant to a settlement agreement entered into by the parties, Beijing Blue I.T. paid the plaintiff RMB450,000 (US$71,000) in March 2011.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiary in China for our cash needs. Our PRC subsidiary is required to comply with applicable PRC regulations when it pays dividends to us. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Doing Business in China — We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                                     THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs, each representing 16 of our ordinary shares, have been listed on the NASDAQ Global Market since October 1, 2010. Our ADSs trade under the symbol “CCIH.” The following table provides the high and low closing prices for our ADSs on the NASDAQ Global Market since the date ofour initial public offering.

The last reported closing price for our ADSs on April 23, 2012 was US$5.24 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2010 (from October 1, 2010)	35.00	20.21
Fiscal Year 2011	24.40	3.66
Quarterly Highs and Lows
Forth Fiscal Quarter of 2010	35.00	20.21
First Fiscal Quarter of 2011	24.40	14.58
Second Fiscal Quarter of 2011	18.78	6.40
Third Fiscal Quarter of 2011	10.77	4.39
Fourth Fiscal Quarter of 2011	5.55	3.66
First Fiscal Quarter of 2012	8.50	4.04
Monthly Highs and Lows
September 2011	7.37	4.39
October 2011	5.55	3.66
November 2011	5.41	4.69
December 2011	4.88	3.80
January 2012	7.41	4.04
February 2012	8.30	7.03
March 2012	8.09	5.01
April 2012 (through April 20, 2012)	6.00	5.38

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111. As set forth in article 3 of our amended and restated memorandum of association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Board of Directors” and “Item 6.C. Directors, Senior Management and Employees—Board Practices—Terms of Directors and Officers.”

Ordinary Shares

General.    Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by at least three shareholders entitled to vote at the meeting, or one or more shareholders holding at least 10% of the paid up voting share capital or 10% of the total voting rights entitled to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than one third of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast.  A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increase the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, and cancel any shares.

Transfer of Shares.    Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.  However, each annual statement on Form 20-F that we file with the SEC includes, among other things, annual audited financial statements and certain shareholding information for our directors and officers and principal shareholders.

Anti-Takeover Provisions.    Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Limitations on the Right to Own Shares.  There are no limitations on the right to own our ordinary shares.

C.                                    Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.                                    Exchange Controls

The Cayman Islands currently has no exchange control restrictions.  See also “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange” and “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Dividend Distribution.”

E.                                      Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers, Dill & Pearman, our Cayman Islands counsel, and to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

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

People’s Republic of China Taxation

Under the PRC enterprise income tax law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the State Administration of Taxation on April 22, 2009 (the “2009 Circular”) clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC resident enterprise shareholders and 20% for shareholders who are non-PRC resident individuals. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the 2009 Circular specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although the 2009 Circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the 2009 Circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. We are incorporated in the Cayman Islands. We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC resident enterprise shareholders and a 20% withholding tax for our non-PRC resident individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under China’s Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.”

Material United States Federal Income Tax Considerations

The following is a summary of certain material United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder described below that acquires and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal tax law and the regulations, rulings, and decisions thereunder, which are subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, financial institutions, regulated investment companies, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, certain expatriates or former long-term residents of the United States, persons liable for alternative minimum tax, governments or agencies or instrumentalities thereof, persons holding ADSs or ordinary shares through partnerships or other pass-through entities, persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

Although the law in this regard is unclear, we treat Beijing Blue I.T. and Beijing Jingtian as being owned by us for United States federal income tax purposes, because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ results of operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T. and Beijing Jingtian for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of Beijing Blue I.T. and Beijing Jingtian for United States federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China and, although the matter is not free from doubt, do not expect to be classified as a PFIC for our taxable year ending December 31, 2011.  However, it is reasonably likely, though not assured, that we will be classified as a PFIC for our taxable year ending December 31, 2012 and, hence, subsequent taxable years.  Our expectation is based on the market value of our ADSs and outstanding ordinary shares during the year and on our use of the other cash that we held and generated in the ordinary course of our business throughout the taxable year ending December 31, 2012. Despite our expectation, there can be no assurance that we will or will not be a PFIC for 2012 and or any subsequent taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than expected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC for 2012 or any subsequent taxable year due to changes in our asset or income composition. Because we value our goodwill based on the market value of our equity for these purposes, a decrease in the price of our ADSs may also result in our becoming a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not, or will not, become classified as a PFIC. Because of uncertainties in the application of the relevant rules (as described above), it is possible that the U.S. Internal Revenue Service may successfully challenge our classification of certain income items and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for 2011 or any subsequent taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will become subject to special tax rules discussed below.  You are urged to consult with your tax advisors regarding the consequences of potentially holding an interest in a PFIC, and the ramifications of making a “deemed-sale” election, as discussed further below.

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

If we are classified as a PFIC, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC.  Any gain from such deemed sale would be taxed as an excess distribution as described above.  You are urged to consult your tax adviser regarding our possible status as a PFIC as well as the benefit of making a deemed sale election.

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

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act (the “HIRE Act”) enacted on March 18, 2010, in taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the U.S. Internal Revenue Service certain information with respect to his or her beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. For example, the HIRE Act requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceeds $50,000 during any taxable year. The HIRE Act also imposes penalties if an individual U.S. Holder is required to submit such information to the U.S. Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our ADSs or ordinary shares.

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

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statements by Experts

Not applicable.

H.                                    Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-169288), as amended, including the prospectus contained therein, to register our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-169390) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31, for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11.                                              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our consolidated financial statements are expressed in RMB, which is our reporting currency. ChinaCache Holdings, ChinaCache Beijing, Beijing Blue I.T. and Beijing Jingtian determine their functional currency to be the RMB, while ChinaCache North America Inc. and ChinaCache Network (Hong Kong) Limited determine their functional currency to be the U.S. dollar. However, substantially all of our businesses are transacted in RMB. We earn substantially all of our revenues and incur most of our expenses in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is denominated in RMB, while the ADSs are traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change in the future. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2011, approximately RMB118.9 million was held in major financial institutions located in China, RMB233.7 million was held in major financial institutions located in Europe, RMB 36.1 million was held in major financial institutions located in Hong Kong and RMB3.8 million was held in major financial institutions in the U.S. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

PART II

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-169288) (the “F-1 Registration Statement”) in relation to our initial public offering of 5,014,100 ADSs representing 80,225,600 of our ordinary shares, and the underwriters’ full exercise of their option to purchase from us an additional 909,147 ADSs representing 14,546,352 ordinary shares, at an initial offering price of US$13.90 per ADS.  Our initial public offering closed in October 2010. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. were the representatives of the underwriters for our initial public offering.

In addition to the ADSs sold by us in our initial public offering, certain selling shareholders sold an aggregate of 1,046,880 ADSs representing 16,750,080 ordinary shares at a price of US$13.90 per ADS.  For more information, see the section headed “Principal and Selling Shareholders” in the F-1 Registration Statement. We did not receive any proceeds from the sale of the selling shareholders’ ADSs.

The F-1 Registration Statement was declared effective by the SEC on September 30, 2010. For the period from the effective date of the F-1 Registration Statement to December 31, 2011, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$8.9 million, which included US$4.8 million in roadshow costs and other expenses paid to the underwriters and approximately US$4.1 million in other costs and expenses. We received net proceeds of approximately US$74.9 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the F-1 Registration Statement to December 31, 2011, we used US$15.5 million for an investment in a mutual fund, US$10.1 million to repurchase our ordinary shares, US$2.6 million for payment for acquisition, US$1.5 million for an investment at cost, US$1.5 million for purchases of property and equipment, US$0.7 million for a post-acquisition payment to the sellers of Shanghai JNet, US$0.7 million for professional fees and US$0.3 million for an investment in an unlisted company in the PRC.

As of December 31, 2011, we had approximately US$42.1 million left from the from our initial public offering in October 2010.

ITEM 15.                                              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of December 31, 2011, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited our internal control over financial reporting as of December 31, 2011 and has issued an attestation report set forth below.

Report of Independent Registered Public Acconting Firm

To the Board of Directors and Shareholders of ChinaCache International Holdings Ltd.

We have audited the internal control over financial reporting of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ChinaCache International Holdings Ltd. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

April 24, 2012

Changes in Internal Control over Financial Reporting

In order to remediate the material weakness disclosed in our annual report for the year ended December 31, 2010, during 2011 we undertook a number of measures, including hiring additional qualified professionals with relevant accounting experience, skills and knowledge in the preparation of financial statements under the requirements of U.S. GAAP and financial reporting disclosure under the requirements of SEC rules, providing additional training to our accounting and finance department personnel, including in areas of new and emerging accounting standards, and enhancing our accounting and finance policies and procedures manuals to provide guidance to our finance and accounting department personnel in addressing significant accounting issues and preparing our financial statements so that they are in compliance with U.S. GAAP and SEC requirements.

We have taken additional measures to continuously enhance our internal controls over financial reporting in 2011, including, (i) hiring a director of internal audit with requisite experience in Section 404 of the Sarbanes-Oxley Act; (ii) developing an internal audit function in which the personnel has worked with an external consultant during the year in performing the assessment and evaluation of our company’s internal control over financial reporting, and providing remediation advice to continue enhancing our company’s internal control over financial reporting; and (iii) continuing to develop and enhance our internal policies and procedures relating to internal controls over financial reporting.

Except as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.                                     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kathleen Chien and Bin Laurence, independent directors (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, are both audit committee financial experts.

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

ITEM 16C.                                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following tables sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our independent registered public accounting firm for the years ended December 31, 2009, 2010 and 2011.  We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$
	(In thousands)
Ernst & Young Hua Ming
Audit fees(1)	144	778	747
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
Other fees(4)	—	—	—

(1)                  “Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements. For the year ended December 31, 2010, audit fees also included fees for services rendered in connection with our initial public offering in 2010.

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

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Ernst & Young Hua Ming, including audit services, audit-related services, tax services and other services are described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.                                     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 13, 2011, our board of directors authorized a share repurchase program, whereby our company was authorized to repurchase up to US$10.0 million of our ADSs during the period from June 13, 2011 through June 12, 2012.  The share repurchase program was publicly announced on June 13, 2011.  By December 2011, our company had repurchased the maximum amount of ADSs authorized under the program.

The following table sets forth some additional information about our repurchases made under this program.

Period	(a) Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs
Month #1
(June 13, 2011 — July 12, 2011)	153,077	8.4336	153,077	8,705,918
Month #2
(July13, 2011 — August 12, 2011)	221,052	7.7733	374,129	6,983,149
Month #3
(August 13, 2011 — September 12, 2011)	421,046	6.4675	795,175	4,252,662
Month #4
(September 13, 2011 — October 12, 2011)	36,491	6.9012	831,666	4,000,090
Month #5
(October 13, 2011 — November 12, 2011)	420,415	4.9690	1,252,081	1,902,530
Month #6
(November 13, 2011 — December 12, 2011)	377,890	4.8840	1,629,971	49,254
Month #7
(December 13, 2011 — December 31, 2011)	11,390	4.2561	1,641,361	0
Total	1,641,361	6.0726	1,641,361	0

ITEM 16F.                                       CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                                     CORPORATE GOVERNANCE

NASDAQ Stock Market Rule 5605 requires, among others, that a nomination committee be comprised solely of independent directors. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We have elected to follow home country practice with respect to the composition of our nominating and corporate governance committee. Our nominating and corporate governance committee consists of Song Wang, Ya-Qin Zhang and Yunjie Liu. Mr. Zhang and Mr. Liu satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Wang, the chair of our nominating and corporate governance committee, is our founder and chief executive offier. Other than the composition of our nominating and corporate governance committee described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

ITEM 16H.                                     MINE SAFETY DISCLOSURE

Not applicable.

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
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-169288))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-169288))
2.3

Deposit Agreement dated September 30, 2010, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-172962))

4.1

Third Amended and Restated Investors’ Rights Agreement dated August 13, 2010, among the Registrant, Series A, B and C investors, and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.2

Third Amended and Restated Buy-Out Agreement dated May 14, 2010, between the Registrant, Intel Capital (Cayman) Corporation and Intel Capital Corporation (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.3

Third Amended and Restated Investors’ Rights Agreement dated August 13, 2010, among the Registrant, Series A, B and C investors, and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.4	2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.5	2008 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.6	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.7	2011 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-176751))
4.8

Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.9

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.10

Option Agreement dated April 20, 2007, among the Registrant, Song Wang, Xiaohong Kou, and Series B convertible preferred shareholders listed therein (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.11

Supplementary Agreement and Second Supplementary Agreement to the Option Agreement, dated July 15, 2009 and May 14, 2010, respectively, among the Registrant, Consolidated Capital Holdings, Ltd., Song Wang, Xiaohong Kou, and Series B convertible preferred shareholders listed therein (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.12

Third Supplementary Agreement to the Option Agreement, dated March 7, 2011, among the Registrant, Consolidated Capital Holdings, Ltd., Song Wang, Xiaohong Kou, and Series B convertible preferred shareholders listed therein (incorporated herein by reference to Exhibit 4.11 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-34873))

4.13

English translation of Loan Agreement dated September 23, 2005, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.14

English translation of Supplementary Agreement to Loan Agreement dated May 10, 2010, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.15

English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.16

English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.17

English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.18

English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.19

English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.20

English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.21

English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.22

English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.23

English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.24

English translation of Supplementary Agreements to Loan Agreement dated May 10, 2010, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference toExhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.25

English translation of Share Pledge Agreements dated July 31, 2008, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.26

English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.27

English translation of the Exclusive Option Agreement dated July 31, 2008, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.28

English translation of Supplementary Agreements to Exclusive Option Agreements dated May 10, 2010, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.29

English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.30

English translation of the Exclusive Option Agreement dated January 10, 2008, among ChinaCache Beijing, Shanghai JNet and one shareholder of Shanghai JNet (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.31

English translation of Supplementary Agreement to Exclusive Option Agreement dated May 10, 2010 among ChinaCache Beijing, Shanghai JNet and one shareholder of Shanghai JNet (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.32

English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.33

English translation of Technological Services Framework Agreement dated March 30, 2009, between Beijing Blue I.T. and Shenzhen Tencent Computer Systems Co., Ltd. (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.34*	English translation of Agreement, dated December 26, 2011, by and among the Registrant, Sundream Holdings Limited, Smart Asia Holdings Limited, Mei Yongkai and Mei Xiurong
4.35*

English translation of Termination Agreement, dated December 26, 2011, by and among the Registrant, ChinaCache Beijing, Shanghai JNet, Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Mr. Yongkai Mei and Ms. Xiurong Mei

4.36*	Equity Pledge Cancellation Agreement, dated December 26, 2012, by and among Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Mr. Yongkai Mei, Ms. Xiurong Mei and ChinaCache Beijing.
4.37*	Share transfer agreement, dated December 26, 2011, by and among Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Ms. Xiurong Mei and Mr. Yongkai Mei
4.38*	Share transfer agreement, dated December 26, 2011, by and among Mr. Hao Yin and Ms. Mei Xinli
8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-169288))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Ernst & Young Hua Ming
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                      Filed herewith.

**               Furnished herewith.

***        XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ChinaCache International Holdings Ltd.

	By:	/s/ Song Wang
		Name:	Song Wang
		Title:	Chairman and Chief Executive Officer

Date: April 24, 2012

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ChinaCache International Holdings Ltd.

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity and comprehensive loss for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
Shanghai, the People’s Republic of China

April 24, 2012

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2010	2011
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		592,706	392,535	62,368
Accounts receivable (net of allowance for doubtful accounts of RMB3,762 and RMB2,809 (US$446) as of December 31, 2010 and 2011, respectively)	5	107,690	156,215	24,820
Prepaid expenses and other current assets	6	12,512	23,412	3,720
Deferred tax assets	21	4,319	5,845	929
Amounts due from related parties	22	59,002	—	—

Total current assets		776,229	578,007	91,837

Non-current assets:
Property and equipment, net	7	170,451	154,903	24,612
Acquired intangible assets, net	8	555	—	—
Goodwill	9	16,989	—	—
Long term investment	10	—	9,136	1,452
Available-for-sale investments	11	—	99,280	15,774
Deferred tax assets	21	2,368	2,750	437
Long-term deposits		2,872	2,932	466

Total non-current assets		193,235	269,001	42,741

TOTAL ASSETS		969,464	847,008	134,578

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2010	2011
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the VIEs without recourse to ChinaCache International Holdings Ltd. of RMB51,483 and RMB56,531 (US$8,982) as of December 31, 2010 and 2011, respectively)		54,188	59,618	9,472
Accrued employee benefits (including accrued employee benefits of the VIEs without recourse to ChinaCache. International Holdings Ltd. of RMB17,908 and RMB23,108 (US$3,672) as of December 31, 2010 and 2011, respectively)		24,581	30,478	4,842
Accrued expenses and other payables (including accrued expenses and other payables of the VIEs without recourse to ChinaCache International Holdings Ltd. of RMB61,107 and RMB44,409 (US$7,056) as of December 31, 2010 and 2011, respectively)	12	70,885	61,565	9,784
Income tax payable (including income taxes payable of the VIEs without recourse to ChinaCache International Holdings Ltd. of RMB29,214 and RMB13,760 (US$2,186) as of December 31, 2010 and 2011, respectively)	21	30,851	16,150	2,566
Liabilities for uncertain tax positions (including liabilities for uncertain tax positions of the VIEs without recourse to ChinaCache International Holdings Ltd. of RMB22,005 and RMB2,419 (US$384) as of December 31, 2010 and 2011, respectively)	21	25,096	6,193	984
Deferred tax liabilities (including deferred tax liabilities of the VIEs without recourse to ChinaCache International Holdings Ltd. of RMB134 and nil as of December 31, 2010 and 2011, respectively)	21	134	—	—
Dividend payable (including dividend payable of the VIEs without recourse to ChinaCache International Holdings Ltd. of RMB130 and RMB130 (US$21) as of December 31, 2010 and 2011, respectively)	13	130	130	21
Amounts due to related parties	22	66,468	18	3
Current portion of capital lease obligations (including current portion of capital lease obligations of the VIEs without recourse to ChinaCache International Holdings Ltd. of RMB7,456 and RMB5,347 (US$850) as of December 31, 2010 and 2011, respectively)	14	7,456	5,347	850

Total current liabilities		279,789	179,499	28,522

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2010	2011
		RMB	RMB	US$
Non-current liabilities:
Amounts due to related parties	22	6,403	—	—
Deferred tax liabilities (including deferred tax liabilities of the VIEs without recourse to ChinaCache International Holdings Ltd. of RMB5 and nil as of December 31, 2010 and 2011, respectively)	21	5	—	—
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the VIEs without recourse to ChinaCache International Holdings Ltd. of RMB4,428 and nil as of December 31, 2010 and 2011, respectively)	14	4,428	—	—

Total non-current liabilities		10,836	—	—

Total liabilities		290,625	179,499	28,522

Commitments and contingencies	28

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 385,843,484 and 379,581,708 shares issued and outstanding as of December 31, 2010 and 2011, respectively)		270	274	43
Additional paid-in capital		1,169,786	1,200,757	190,781
Treasury stock		—	(63,631)	(10,110)
Statutory reserves	19	1,326	1,326	211
Accumulated deficit		(493,504)	(473,041)	(75,159)
Accumulated other comprehensive income		961	1,824	290

Total shareholders’ equity		678,839	667,509	106,056

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		969,464	847,008	134,578

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		For the years ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB	US$

Net revenues		259,930	395,057	618,422	98,257
Cost of revenues		(196,410)	(275,455)	(432,736)	(68,755)

Gross profit		63,520	119,602	185,686	29,502

Sales and marketing expenses		(36,775)	(73,125)	(72,040)	(11,446)
General and administrative expenses		(25,023)	(45,037)	(57,308)	(9,105)
Research and development expenses		(16,639)	(28,692)	(40,952)	(6,507)
Post-acquisition settlement consideration	4	—	(37,858)	(7,158)	(1,137)

Operating loss (income)		(14,917)	(65,110)	8,228	1,307

Interest income		81	487	2,233	355
Interest expense		(13,060)	(664)	(1,254)	(199)
Other income (expenses)		472	3,007	(5,165)	(821)
Foreign exchange loss		(661)	(4,963)	(4,411)	(701)

Loss from continuing operations before income taxes		(28,085)	(67,243)	(369)	(59)

Income tax benefit (expense)	21	(1,818)	10,904	(11,145)	(1,771)

Net loss from continuing operations		(29,903)	(56,339)	(11,514)	(1,830)

(Loss) income from discontinued operations	25	(9,264)	592	31,977	5,081

Net (loss) income		(39,167)	(55,747)	20,463	3,251

Accretion of redeemable convertible preferred shares to redemption value	17	(36,427)	(47,058)	—	—
Effect of foreign exchange rate movement of redeemable convertible preferred shares	17	350	10,585	—	—
Net (loss) income attributable to ordinary shareholders		(75,244)	(92,220)	20,463	3,251

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		For the years ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB	US$

Earnings/ (loss) per share

Net loss from continuing operations	26	(0.68)	(0.58)	(0.03)	—
(Net Loss) income from discontinued operations	26	(0.10)	—	0.08	0.01

Basic	26	(0.78)	(0.58)	0.05	0.01

Net loss from continuing operations	26	(0.68)	(0.58)	(0.03)	—
(Net loss) income from discontinued operations	26	(0.10)	—	0.08	0.01

Diluted	26	(0.78)	(0.58)	0.05	0.01

Shares used in earnings (loss) per share computations:
Basic	26	96,844,453	159,611,374	381,984,517	381,984,517
Diluted	26	96,844,453	159,611,374	381,984,517	381,984,517

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net Loss from continuing operations	(29,903)	(56,339)	(11,514)	(1,830)
Loss (income) from discontinued operations	(9,264)	592	31,977	5,081
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation of property and equipment	56,961	57,761	67,351	10,701
Amortization of acquired intangible assets	11,679	2,775	536	85
Provision for (recovery of) doubtful debts	(15)	77	2,786	442
Impairment of acquired intangible assets and goodwill	6,920	—	—	—

Loss from disposal of property and equipment	67	1	4,852	771
Deferred tax benefit	(1,023)	(24,064)	(2,043)	(325)
Interest expense	14,538	3,705	4,616	733
Foreign exchange loss	661	4,963	4,411	701
Share-based compensation	14,391	72,162	26,956	4,283
Post-acquisition settlement consideration (Note 4(a))	—	37,858	7,158	1,137
Gain on disposal of Shanghai JNet (Note 4(b))	—	—	(30,716)	(4,880)

Changes in operating assets and liabilities excluding the impact arising from acquisition of subsidiaries and interests in variable interest entities:
Accounts receivable	(6,178)	(53,248)	(56,643)	(9,000)
Prepaid expense and other current assets	(2,086)	(7,143)	(17,891)	(2,843)
Amounts due from related parties	840	356	—	—
Accounts payable	(12,262)	37,252	5,457	867
Accrued employee benefits	897	906	5,969	948
Accrued expenses and other payables	3,980	2,559	(9,372)	(1,489)
Amounts due (from) to related parties	5	(187)	—	—
Income tax payable	4,071	14,802	24,776	3,937

Net cash provided by operating activities	54,279	94,788	58,666	9,319

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchases of property and equipment	(37,542)	(45,950)	(77,563)	(12,324)
Deconsolidation of a consolidated VIE	—	—	(2,204)	(350)
Increase in amounts due from related parties (Note 22)	(14,681)	—	—	—
Cash paid pursuant to post-acquisition settlement consideration agreement (Note 4(a))	—	(9,629)	(4,286)	(681)
Cash paid for available-for-sale investments (Note 11)	—	—	(99,190)	(15,760)
Cash paid for long term investment (Note 10)	—	—	(9,136)	(1,452)
Proceeds from disposal of property and equipment	4,455	4	—	—

Net cash used in investing activities	(47,768)	(55,575)	(192,379)	(30,567)

Cash flows from financing activities:

Proceeds from issuance of Series C redeemable convertible preferred shares	40,427	34,586	—	—
Net proceeds from the initial public offering	—	494,050	—	—
Proceeds from bank borrowings	12,000	—	—	—
Repayment of bank borrowings	(5,062)	(11,276)	—	—
Proceeds from employee share options exercised	—	—	4,019	639
Payment for repurchase of ADS/ordinary shares	—	(20,486)	(63,631)	(10,110)
Payment of dividend	(2,070)	—	—	—

Net cash provided by (used in) financing activities	45,295	496,874	(59,612)	(9,471)

Net increase (decrease) in cash and cash equivalents	51,806	536,087	(193,325)	(30,719)
Cash and cash equivalents at beginning of the year	12,883	64,702	592,706	94,171
Effect of foreign exchange rate changes on cash	13	(8,083)	(6,846)	(1,084)
Cash and cash equivalents at end of the year	64,702	592,706	392,535	62,368

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	390	804	8,129	1,292
Interest paid	1,649	708	539	86
Interest received	110	275	2,233	355

Supplemental disclosures of non-cash activities:
Acquisition of property and equipment through capital leases	1,498	13,569	—	—
Conversion of 2008 convertible notes into Series C redeemable convertible preferred shares	24,639	—	—	—
Imputed interest for amount due to related party	1,769	—	—	—
Acquisition of property and equipment included in accrued expenses and other payables	(19,247)	28,343	(14,304)	(2,273)
Conversion of redeemable convertible preferred shares into ordinary shares concurrent with initial public offering	—	524,599	—	—

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DIFICIT)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ (deficit) equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2009	96,912,599	78	39,536	—	1,326	(305,563)	472	(264,151)

Net loss	—	—	—	—	—	(39,167)	—	(39,167)
Foreign currency translation adjustment	—	—	—	—	—	—	13	13
Comprehensive loss	—	—	—	—	—	—	—	(39,154)
Repurchase of ordinary shares (Note 23)	(12,436,707)	(9)	—	—	—	(20,477)	—	(20,486)
Beneficial conversion feature of 2008 convertible promissory notes (Note 15 (c))	—	—	9,646	—	—	—	—	9,646
Beneficial conversion feature of Series C redeemable convertible preferred shares	—	—	5,655	—	—	—	—	5,655

Accretion of Series A redeemable convertible redeemable preferred shares to redemption value	—	—	—	—	—	(8,046)	—	(8,046)

Effect of foreign exchange rate movement on Series A redeemable convertible preferred shares	—	—	—	—	—	100	—	100
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	—	(22,726)	—	(22,726)

Effect of foreign exchange rate movement on Series B redeemable convertible preferred shares	—	—	—	—	—	250	—	250
Accretion of Series C redeemable convertible preferred shares to redemption value	—	—	—		—	(5,655)	—	(5,655)
Redemption of Series B redeemable convertible preferred shares	—	—	3,359		—	—	—	3,359
Founder’s option (Note 18 (c))	—	—	1,958		—	—	—	1,958

Balance at December 31, 2009	84,475,892	69	60,154	—	1,326	(401,284)	485	(339,250)

Net loss	—	—	—	—	—	(55,747)	—	(55,747)
Foreign currency translation adjustment	—	—	—	—	—	—	476	476
Comprehensive loss	—	—	—	—	—	—	—	(55,271)
Issuance of ordinary shares upon the initial public offering, net of offering expenses of RMB60,350 (USD9,006)	94,771,952	62	491,307	—	—	—	—	491,369
Issuance of ordinary shares to the Former JNet Group shareholders (Note4 (a))	1,030,215	1	6,026	—	—	—	—	6,027

Effect of foreign exchange rate movement on Series A redeemable convertible preferred shares	—	—	—	—	—	2,232	—	2,232
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	—	(21,055)	—	(21,055)

Effect of foreign exchange rate movement on Series B redeemable convertible preferred shares	—	—	—	—	—	5,932	—	5,932
Accretion of Series C redeemable convertible preferred shares to redemption value	—	—	—	—	—	(26,003)	—	(26,003)

Effect of foreign exchange rate movement on Series C redeemable convertible preferred shares	—	—	—	—	—	2,421	—	2,421
Options to employees (Note 18 (a))	—	—	79,805	—	—	—	—	79,805
Founder’s option (Note 18 (c))	—	—	8,992		—	—	—	8,992
Effective repurchase of shares	—	—	(959)	—	—	—	—	(959)
Conversion of redeemable convertible preferred shares into ordinary shares concurrent with initial public offering	205,565,425	138	524,461	—	—	—	—	524,599

Balance at December 31, 2010	385,843,484	270	1,169,786	—	1,326	(493,504)	961	678,839

Net income	—	—	—	—	—	20,463		20,463
Foreign currency translation adjustment	—	—	—	—	—	—	773	773
Fair value change of available-for-sale investments	—	—	—	—	—	—	90	90
Comprehensive income	—	—	—	—	—	—	—	21,326
Options to employees (Note 18 (a))	—	—	24,257	—	—	—	—	24,257
Founder’s option (Note 18 (c))	—	—	1,084	—	—	—	—	1,084
Options to non-employees(Note 18 (b))	—	—	1,615	—	—	—	—	1,615
Exercise of employee stock options	5,232,224	4	4,015	—	—	—	—	4,019
Share issued to depository bank	20,000,000	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank	(5,232,224)	—	—	—	—	—	—	—
Repurchase of shares	(26,261,776)	—	—	(63,631)	—	—	—	(63,631)

Balance at December 31, 2011	379,581,708	274	1,200,757	(63,631)	1,326	(473,041)	1,824	667,509

Balance at December 31, 2011 (US$)	379,581,708	43	190,781	(10,110)	211	(75,159)	290	106,056

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

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

The Company through its subsidiaries and variable interest entities noted below are principally engaged in the provision of Internet Content and Application Delivery total solutions in the People’s Republic of China (the “PRC”).

As of December 31, 2011, subsidiaries of the Company and variable interest entities where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%	Provision of Technical Consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%	Provision of Internet Content and Application Delivery total solutions

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%	Provision of Internet Content and Application Delivery total solutions

JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%	Investment holding

ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	100%	Research & Development center

Variable Interest Entities (the “VIEs”)

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT”)	June 7, 1998	The PRC	—	Provision of Internet Content and Application Delivery total solutions

Beijing Jingtian Technology Limited (“Beijing Jingtian”)	September 1, 2005	The PRC	—	Provision of Internet Content and Application Delivery total solutions

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

1.                                      ORGANIZATION (CONTINUED)

The above organization structure reflects the following transactions which were undertaken by the Company to restructure the Company:

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

(d)         JNet Holdings was incorporated under the laws of the British Virgin Islands as a limited liability company on September 27, 2007. JNet Holdings Ltd. operates through Shanghai JNet Telecom Co., Ltd. (“Shanghai JNet”), its consolidated variable interest entity which is principally engaged in the provision of telecom value added services in the PRC. JNet Holdings and Shanghai JNet are collectively referred as JNet Group.

On January 11, 2008, the Company completed its share purchase and sale agreement with Sundream Holdings Ltd. and Smart Asia Holdings Ltd. (collectively referred as “JNet Group Shareholders”) to acquire 100% equity interest of JNet Holdings. As an integral part of this transaction, ChinaCache Beijing and two of its employees (“Nominee Shareholders”) entered into a series of contractual arrangements with Shanghai JNet, including the Exclusive Option Agreement, the Exclusive Business Cooperative Agreement, the Loan Agreement, the Power of Attorney Agreement and the Share Pledge Agreement (collectively, the “VIE Agreements”), which collectively obligated ChinaCache Beijing as the primary beneficiary of Shanghai JNet, a variable interest entity to the Company. On December 26, 2011, the Company disposed Shanghai JNet to the original shareholder (Mr. Mei Yongkai) and terminated the above-mentioned VIE Agreements, leading to the deconsolidation of Shanghai JNet (Note 4(b)).

(e)          ChinaCache HK was established by the Company in Hong Kong as a wholly-owned subsidiary on April 7, 2008.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

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

(g)          Xin Run was established by the Company on July 18, 2011, as a wholly-owned foreign enterprise.

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

Similar exclusive option agreements were signed by ChinaCache Beijing with the VIEs, Shanghai JNet (Note 4(b)) and Beijing Jingtian, respectively.

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

ChinaCache Beijing also agreed to provide unlimited financial support to Shanghai JNet (Note 4(b)) and Beijing Jingtian for their operations and agree to forego the right to seek repayment in the event Shanghai JNet and Beijing Jingtian are unable to repay such funding.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

1.                          ORGANIZATION (CONTINUED)

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

ChinaCache Beijing provided a loan facility of RMB1,000,000 to the Nominee Shareholders of Shanghai JNet for the purpose of providing capital to Shanghai JNet (Note 4(b)) to develop its business. In addition, ChinaCache Beijing also provided a loan of RMB100,000 to the Nominee Shareholders of Beijing Jingtian for their investment in the registered share capital.

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

DECEMBER 31, 2009, 2010 AND 2011

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

Accordingly, as a result of the power to direct the activities of Shanghai JNet (Note 4(b)) and Beijing Jingtian pursuant to the power of attorney agreement and the obligation to absorb the expected losses of Shanghai JNet (Note 4(b)) and Beijing Jingtian through the unlimited financial support, ChinaCache Beijing ceased to be the primary beneficiary and the Company became the primary beneficiary of these two VIEs in May, 2010. Similarly, the Company, which now has both the power to direct the activities of Beijing Blue I.T. pursuant to the power of attorney agreement, as well as its continuing obligation to absorb the expected losses of Beijing Blue I.T., the Company continued to be the primary beneficiary of Beijing Blue I.T.

In April 2010, one of the original Nominee Shareholders of Shanghai JNet (Note 4(b)) transferred 9% of their equity interests in Shanghai JNet to three additional individual persons. Accordingly, these three new Nominee Shareholders also became parties to the above applicable agreements.

In the opinion of management and PRC counsel, (i) the ownership structure of the Company, and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

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

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

1.                          ORGANIZATION (CONTINUED)

The following financial information of the VIEs was included in the accompanying consolidated financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011:

	As of December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Total assets	342,297	367,856	58,446
Total liabilities	193,870	145,704	23,151

	For the Year Ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Net revenue	247,837	378,287	600,203	95,363
Net profit	70,363	118,590	126,796	20,146
(Loss) income from discontinued operations (including gain on disposal of Shanghai JNet (Note 4(b)))	(9,264)	592	31,977	5,081

(Loss) income from discontinued operations relates to the operations of Shanghai JNet that has been classified as discontinued operations upon the disposal of Shanghai JNet and the concurrent termination of the VIE Agreements (Note 4(b)).

	For the Year Ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by operating activities	9,112	47,527	31,364	4,983
Net cash used in investing activities	(26,784)	(31,394)	(73,873)	(11,737)
Net cash provided by (used in) financing activities	6,938	(11,276)	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

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

DECEMBER 31, 2009, 2010 AND 2011

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)          Convenience translation

Amounts in United States dollars (‘‘US$’’) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2939 on December 31, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)                          Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

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

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The Company did not recognize any capitalized interest during the years ended December 31, 2009, 2010 and 2011.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)                        Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2010 was related to its acquisition of JNet Group (Note 4(a)).  In accordance with ASC topic 350, “Goodwill and Other Intangible Assets” (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Company has determined that it has four reporting units, JNet Group, Beijing Blue IT (which includes Beijing Jingtian), ChinaCache Beijing and ChinaCache US. Goodwill resides or is allocable to only one of the Company’s reporting units, which is JNet Group. As of December 31, 2010, the Company performed impairment tests on goodwill in a two step process. The Company determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flows associated with the reporting unit.  The discounted cash flows for the reporting unit were based on five year projections.  Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions.  Cash flow after the fifth year were estimated using a terminal value calculation, which considered terminal value growth rate at 3%, considering long term revenue growth rates for entities in the relevant industries in the PRC.  The discount rate of approximately 23% as of December 31, 2010 was derived and used in the valuations which reflect the market assessment of the risks specific to JNet Group and its industry and is based on the weighted average cost of capital for that particular reporting unit.  The resulting fair value of the reporting unit as at December 31, 2010 was higher than its carrying value, and as such, the Company was not required to complete the second step, therefore no impairment losses were recognized for the year ended December 31, 2010.

For the years ended December 31, 2010 and 2011, the Company did not recognize any impairment on its goodwill derived from the acquisition JNet Group.  On December 26, 2011, the above-mentioned goodwill is derecognized following the deconsolidation of Shanghai JNet (Note 4(b)).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

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

* Acquired in the JNet Group acquisition

(k)                     Impairment of long-lived assets and acquired intangibles

The Company evaluates its long-lived assets or asset group, including acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable.  When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.  Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.  There is no indication of impairment associated with its long-lived assets and acquired intangibles as of December 31, 2010 and 2011.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)                        Investments

Available-for-sale investments

The Company has classified its investment in convertible redeemable preferred shares (“Preferred Shares”) of Video-TX Limited (“Video-TX”) and mutual funds as available-for-sale in accordance with ASC320-10 “Investments — Debt and Equity Securities”. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which would be charged to current period earnings.

Dividend and interest income, including the amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

Investment — Equity method / Cost

Where consolidation is not appropriate, the Company applies the equity method of accounting that is consistent with ASC 323 “Investments - Equity Method and Joint Ventures” to limited partnerships in which the Company holds either (a) a five percent or greater interest or (b) less than a five percent interest, when the Company has more than virtually no influence over the operating or financial policies of the limited partnership. The Company considers certain qualitative factors in assessing whether it has more than virtually no influence for partnership interests of less than five percent. For investments other than those described in (a) and (b) above, the Company applies the cost method of accounting that is consistent with ASC 325 “Investments — Other”.

(m)                  Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables, investments at cost, accounts payable, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The share-based compensation liability was initially recognized at fair value on the date of grant and was subsequently remeasured at the end of each reporting period through to date of the Company’s IPO (“final remeasurement”), with any adjustment to its fair value recorded to current period expense. Such share-based compensation liability was reclassified to additional paid-in capital after its final remeasurement. Existing unvested share options are accounted for as equity awards going forward. The convertible promissory notes were initially recognized at the face value and subsequently accreted to the redemption value using the effective interest method. The redeemable convertible preferred shares are initially recognized based on residual proceeds after allocation to the detachable redeemable convertible preferred shares warrants (Note 17) at fair value, if applicable. Post-acquisition settlement consideration relating to the acquisition of JNet Group (Note 4(a)) is initially measured at fair value on the date of the related supplementary agreement and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)      Fair value of financial instruments (Continued)

Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its convertible promissory notes, redeemable convertible preferred shares, redeemable convertible preferred stock warrants, share-based compensation awards, post-acquisition settlement consideration and available-for-sale investments that are recognized in the consolidated financial statements.

(n)         Discontinued Operations

In accordance with ASC 205-20 “Discontinued Operations”, when a component of an entity has been disposed of and the Company will no longer have significant continuing involvement in the operations of the component, the results of its operations should be classified as discontinued operations in the consolidated statement of operations for all periods presented.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)         Revenue recognition

The Company provides a suite of Internet Content and Application Delivery total solutions within its one class of services, such as, web page content services; file transfer services; rich media streaming services; guaranteed application delivery; managed internet data services; and value-added services to its customers that in turn improve the performance, reliability and scalability of their internet services and applications.

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

The Company’s PRC subsidiaries and VIEs are subject to business taxes on revenues related to certain types of services at various rates, by fiscal year as set forth below:

	Fiscal 2009 — 2010%	Fiscal 2011%

ChinaCache Beijing	5%	5.5%
Beijing Blue IT	3.3%	3.3%
Shanghai JNet	3.27%	3.27%
Beijing Jingtian	5.5%	5.5%

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized.  The business tax expenses for the years ended December 31, 2009 ,2010 and 2011 amounted to approximately RMB13,756,000, RMB18,298,000 and RMB24,215,000 (US$3,847,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)         Cost of revenues

Cost of revenue consists primarily of depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, purchase of bandwidth and other overhead expenses directly attributable to the provision of Internet Content and Application Delivery total solutions.

ChinaCache Beijing is subject to business tax and other surcharges on certain revenues earned for exclusive business support, technical and consulting services provided to the Company’s VIEs, pursuant to the VIE agreements (Note 1). Such business tax and other surcharges are accrued and charged to cost of revenues as the related exclusive business support, technical and consulting services are rendered.

(q)         Advertising expenditures

Advertising expenditures are expensed as incurred.  Advertising expenditures, included in sales and marketing expenses, amounted to approximately RMB2,535,000, RMB3,215,000 and RMB3,159,000 (US$501,915), for the years ended December 31, 2009, 2010 and 2011, respectively.

(r)           Research and development costs

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)           Leases

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

(t)            Income taxes

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)         Share-based compensation

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2010 and 2011, the Company estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

The Company, with the assistance of Greater China Appraisal Limited (“GCA”) (before 2010) and Avista Valuation Advisory Limited (“Avista”) (for 2010 onwards), determined the estimated fair values of the share options granted to employees and non-employees using the binomial option pricing model.

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

(v)          Earnings (loss) per share

In accordance with ASC 260, “Earnings per Share,” basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s redeemable convertible preferred shares (Note 17) are participating securities. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the participating securities do not have contractual rights and obligations to share in the losses of the Company. Diluted earnings per share for continuing operations is calculated by dividing net profit from continuing operations attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Diluted earnings (loss) per share for discontinued operations is then calculated by dividing net profit (loss) from discontinued operations attributable to ordinary shareholders by the same number of potential ordinary shares determined in the earlier step. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s redeemable convertible preferred shares and convertible promissory notes, using the if-converted method, and ordinary shares issuable upon the conversion of the share options (Note 18), using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

(w)       Comprehensive income ( loss)

Comprehensive income (loss) is defined as the increase (decrease) in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.  Comprehensive income (loss) is reported in the statements of changes of shareholders’ equity (deficit).  Accumulated other comprehensive income of the Company includes foreign currency translation adjustments related to ChinaCache US, whose functional currency is US$ and the change in fair value of available-for-sale investments (Note 11).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)         Segment reporting

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

(y)          Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB8,026,000, RMB8,295,000 and RMB12,939,000 (US$2,056,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

(z)           Share Repurchase Program

Pursuant to a Board of Directors’ resolution on June 13, 2011, the Company’s management is authorized to repurchase up to US$10 million of the Company’s ADSs (“Share Repurchase Plan”) in the next 12 months. As of December 31, 2011, the Company had completed its Share Repurchase Plan by repurchasing 1,641,311 ADSs amounting to RMB 63,631,000 (US$10,000,000) under the approved plan.

The Company accounted for those shares repurchase as Treasury Stock at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), Treasury Stock, and is shown separately in the Shareholders’ Equity as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into accumulated deficit.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)  Recently adopted accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. The Company does not expect that the adoption of ASU 2011-04 will have a material impact to the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 (ASU 2011-05), Comprehensive Income (Topic 220), presentation of Comprehensive Income. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB issued ASU 2011- 12 (ASU 2011-12), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. The Company does not expect that the adoption of both ASU 2011-05 and ASU 2011-12 will have a material impact to the presentation of Company’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08 (ASU 2011-08), Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect that the adoption of ASU 2011-08 will have a material impact to the Company’s consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

3.                                      CONCENTRATION OF RISK

(a)                     Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables, available-for-sale investments and amounts due from related parties.  As of December 31, 2010 and 2011, RMB72,939,000 and RMB 118,893,000 (US$18,890,000), respectively, were deposited with major financial institutions located in the PRC, and RMB 288,121,000 and RMB36,138,000 (US$5,742,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, and RMB 515,000 and RMB 3,779,000 (US$ 600,000), respectively held in the major financial institutions in United States of America, and RMB 231,100,000 and RMB 233,721,000 (US$37,135,000), respectively held in the major financial institutions located in Europe. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.  Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.  However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law.  Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy.  In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006.  Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased.  In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

3.                          CONCENTRATION OF RISK (CONTINUED)

(b)                     Business, supplier, customer, and economic risk (Continued)

(ii)                      Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Company’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network.  There can be no assurance that the Company are adequately prepared for unexpected increases in bandwidth demands by its customers.  The communications capacity the Company has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers.  Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers.  For the years ended on December 31, 2009, 2010 and 2011, 99%, 99% and 97% of bandwidth resources in term of costs were leased from the two major PRC telecom carriers, China Telecom and China Unicom.

(iii)                   Customer Risk - Revenue concentration on certain customers.  The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers.  Although the Company has a diversified base of customers covering its one class of services, such as, webpage content services, file transfer services, rich media streaming service, guaranteed application services and managed internet data services, the Company does depend on a limited number of customers for a substantial portion of their revenue, and the loss of, or a significant shortfall in demand from, these customers could significantly harm the Company’s results of operations. Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years as of December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Customer A	41,725	*	*	*
Customer B	*	62,923	98,684	15,679

* indicates the revenue from these customers was less than 10% in the stated periods.

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Customer B	14,473	37,153	5,903
Customer C	20,376	*	*

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

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

(vi)                  Regulatory restrictions.  The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide Internet Content and Application Delivery total solutions.  Accordingly, the Company’s subsidiary, ChinaCache Beijing is currently ineligible to apply for the required licenses for providing Internet Content and Application Delivery total solutions in China.  As a result, the Company operates its business in the PRC through its VIEs, which holds the licenses and permits required to provide Internet Content and Application Delivery total solutions in the PRC.  The PRC Government may also choose at anytime to block access to the Company’s customers’ content which could also materially impact the Company’s ability to generate revenue.

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

(d)         Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  The appreciation of the RMB against US$ was approximately 0.1%, 3.1% and 4.6% in the years ended December 31, 2009, 2010 and 2011, respectively.  While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

4.              CONSOLIDATION (DECONSOLIDATION) OF SHANGHAI JNET

(a)             Post-Acquisition Settlement Consideration

On January 28, 2010, concurrent with the Company’s planned IPO, the Company agreed to provide certain requested settlement amounts pursuant to a supplementary agreement entered into with the original JNet sellers, Mr. Mei Yongkai and Ms. Mei Xiurong ( the “sellers”). Historically, in lieu of the Company not paying the cash consideration in accordance with the original installment schedule due to the Company not having sufficient US$ funds nor were they able to remit RMB to the sellers due to the foreign currency restrictions imposed by the PRC government, the Company agreed to allow Shanghai JNet to provide RMB loans to the sellers subsequent to the original acquisition date of January 11, 2008. As of December 31, 2009, the outstanding cash consideration and the loan receivables due from the sellers amounted to approximately RMB59,018,000 and RMB65,590,000, respectively.

The following key terms and conditions were agreed to on January 28, 2010:

i)                               codified that the outstanding balance of loans receivable from the sellers as of December 31, 2009 was an effective full and final settlement for all outstanding consideration payable by the Company for the acquisition of JNet Group concurrent with an amount of RMB6,588,000 being forgiven and that all subsequent cash payments, if and when made by the Company, to the sellers in settlement of the outstanding consideration liability will be immediately remitted back by the sellers to Shanghai JNet in settlement of the loans receivable;

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

The terms of the supplementary agreement were negotiated and finalized 24 months subsequent to the acquisition date, after consideration and in settlement of unforeseen events and circumstances unrelated, and arising subsequent to the JNet business acquired. Accordingly, the Company has concluded that the accounting for the supplementary agreement should be separate from that of the business combination. The earn-outs in the supplementary agreement have been accounted for as a liability at its estimated fair value at each reporting date and will continue to be subsequently re-measured at each reporting date through the statement of operations until final settlement. The sum of the estimated fair value of the earn-outs and other consideration, including the excess difference between the loans receivable from the sellers over the outstanding balance of the original purchase consideration payable and the additional charge of RMB 6,027,000 (US$901,000) as a result of the issuance of 1,030,215 ordinary shares to the sellers at the initial public offering price of US$0.8688 pursuant to (iv) above, totaled RMB37,858,000 which was expensed during the year ended December 31, 2010. The Company also recorded expense of RMB7,158,000 (US$1,137,000), during the year ended December 31, 2011 which represented the sum of the estimated changes in the fair value of the earn-outs.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

4.              CONSOLIDATION (DECONSOLIDATION) OF SHANGHAI JNET

(b)             Deconsolidation of Shanghai JNet

On December 26, 2011, the termination of all VIE agreements entered into between the Company, Shanghai JNet and its nominee shareholders led to the deconsolidation and the effective disposal of Shanghai JNet back to the sellers in exchange for non-cash consideration. Concurrent with the termination of all VIE agreements, the following terms were agreed:

(i)                                  The transfer of Shanghai JNet’s shares from these nominee shareholders back to Mr. Mei Yongkai;

(ii)                               The Company agreed to waive the outstanding loan receivable balances of RMB48,654,000 from the sellers;

(iii)                            The sellers agreed to waive the remaining acquisition consideration of US$7,075,000 and the post-acquisition settlement consideration of US$ 2,803,000;

As a result of the transaction, the Company recognized a gain on the deconsolidation of Shanghai JNet of RMB30,716,000 (US$4,880,000) as summarized below.

	RMB’ 000	US$’ 000

Disposition of net assets of Shanghai JNet (Note 25)	(31,453)	(4,998)

Waiver of acquisition consideration and post-acquisition settlement consideration (see (iii) above)	62,169	9,878

Gain on deconsolidation of Shanghai JNet	30,716	4,880

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

5.              ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Accounts receivable	111,452	159,024	25,266
Less: allowance for doubtful accounts	(3,762)	(2,809)	(446)

	107,690	156,215	24,820

As of December 31, 2010 and 2011, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Balance, beginning of year	3,905	3,762	598
Additions for the current year	1,332	2,809	446
Deductions for the current year
-Recovery	(1,255)	(23)	(4)
-Written off	(220)	(3,739)	(594)

Balance, end of year	3,762	2,809	446

Any additions and amounts recovered of the Company’s allowance for doubtful accounts was recorded within general and administration expenses for the years ended December 31, 2010 and 2011.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

6.              PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	8,279	4,856	772
Staff field advances	751	1,986	316
Other deposit and receivables	3,482	16,570	2,632

	12,512	23,412	3,720

(i)                   Prepaid expense for bandwidth and servers represents the unamortized portion of prepaid payments made to the Company’s telecom operators and certain technology companies, who provide the Company with access to bandwidth and network servers.

7.              PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	2,081
Computer equipment	360,827	354,697	56,356
Furniture and fixtures	6,802	7,172	1,140
Leasehold improvements	3,944	4,446	706
Motor vehicles	3,098	3,098	492

	387,771	382,513	60,775
Less: accumulated depreciation	(217,121)	(227,558)	(36,155)
Less: accumulated impairment	(199)	(52)	(8)

	170,451	154,903	24,612

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

7.                                      PROPERTY AND EQUIPMENT, NET (CONTINUED)

For the years ended December 31, 2009, 2010 and 2011, depreciation expenses (excluding Shanghai JNet) were RMB56,239,000, RMB57,755,000 and RMB67,345,000 (US$ 10,699,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	54,784	55,950	63,318	10,060
Sales and marketing expenses	204	772	855	136
General and administrative expenses	1,076	847	1,073	170
Research and development expenses	175	186	2,099	333

	56,239	57,755	67,345	10,699

The Company accounted for the leases of certain computer equipment and optical fibers as capital leases as the respective lease contracts included a bargain purchase option. The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Optical fibers	13,100	13,100	2,081
Computer equipment	50,970	47,243	7,506

	64,070	60,343	9,587
Less: accumulated depreciation	(25,711)	(31,443)	(4,996)

	38,359	28,900	4,591

Depreciation of computer equipment and optical fibers under capital leases was RMB7,836,000, RMB8,928,000 and RMB8,988,000 (US$1,428,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

8.                          ACQUIRED INTANGIBLE ASSETS

During the year ended December 31, 2009, there were certain indicators of impairment such as the loss of key customers that resulted in the Company reassessing the recoverability of the intangible assets that arose from the acquisition of JNet Group.  The Company tested these intangible assets for impairment using valuation methodologies that were consistent with those used to value the intangible assets at the date of acquisition. This impairment test was performed prior to assessment of any potential indicator of impairment of the Company’s recorded goodwill (Note 9). The Company recorded impairment charges of approximately RMB3,874,000, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively, which following the disposal of the JNet Group are now included within ‘‘(Loss) income from discontinued operations’’ (Note 25) in the consolidated statements of operations.

The following table presents the Company’s acquired intangible assets as of the respective balance sheet dates:

	Supplier contracts*	VAS license*	Customer relationship*	Non-compete agreements*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Intangible assets, net January 1, 2010	1,153	94	1,855	228	3,330
Amortization expense	(768)	(38)	(1,855)	(114)	(2,775)

Intangible assets, net December 31, 2010	385	56	—	114	555
Amortization expense	(385)	(56)	—	(95)	(536)
Disposed of and derecognized **	—	—	—	(19)	(19)

Intangible assets, net December 31, 2011	—	—	—	—	—
Intangible assets, net December 31, 2011 (US$)	—	—	—	—	—

* Acquired in the JNet Group acquisition

** On December 26, 2011, upon the deconsolidation of Shanghai JNet (Note 4(b)), the Company disposed of and derecognized all of the acquired intangible assets related with Shanghai JNet.

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

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their estimated useful lives ranging from 3 to 4.5 years. Amortization expenses (excluding Shanghai JNet) were RMB5,848,000, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

9.                          Goodwill

The changes in the carrying amount of goodwill as of December 31, 2010 and 2011 are as follows:

	December 31
	2010	2011
	RMB’000	RMB’000	US$’000

Beginning balance	16,989	16,989	2,699
Less: Disposal of Shanghai JNet	—	(16,989)	(2,699)

	16,989	—	—

As of December 31, 2010, the Company assessed impairment on its goodwill derived from its acquisition of JNet Group. As there was no impairment indicator, no new impairment loss was recorded in 2010.

On December 26, 2011, upon the disposal and deconsolidation of Shanghai JNet (Note 4(b)), the Company derecognized the goodwill related with Shanghai JNet as a component of the net assets sold and disposed of (Note 4(b)).

10.                   LONG TERM INVESTMENTS

On July 20, 2011, the Company entered into an agreement with an unlisted company in the PRC and invested an amount of RMB8,900,000 in the unlisted company as a Limited Partner. The initial installment of RMB6,200,000 was paid in August 2011, and the second installment of RMB 2,900,000 million was paid in October 2011. Given that the Company holds less than three percent interest in the unlisted company, the Company has accounted for such investment using the cost method. There were no indicators of impairment noted associated with this investment as of December 31, 2011.

11.                   AVAILABLE-FOR-SALE INVESTMENTS

	December 31
	2010	2011
	RMB’000	RMB’000	US$’000

Investment in a mutual fund (a)	—	97,564	15,501
Investment in Series A preferred shares of an unlisted company (b)	—	1,716	273

	—	99,280	15,774

(a) On April 4, 2011, the Company purchased 9,790.59 units of a mutual fund for RMB97,931,000.

The Company has accounted for the investment in the mutual fund as an available-for-sale security, where such investment will be carried at fair value, with unrealized gains and losses excluded from earnings and reported as a net amount in a separate component of shareholder’s equity of other comprehensive income until realized. As of December 31, 2011, the fair value of this investment was RMB97,564,000 (US$15,501,000), which was derived from level one observable inputs, with the change in fair value of RMB367,000 (US$58,000) recorded in other comprehensive income. There was no impairment indicators noted associated with this investment as of December 31, 2011.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

11.                   AVAILABLE-FOR-SALE INVESTMENTS (CONTINUED)

(b) On April 28, 2011, the Company entered into an agreement with an unlisted company in the PRC to purchase 970,591 Series A convertible redeemable preferred shares (“Series A Preferred Shares”) for RMB1,259,000 (US$200,000). The Company has the right on or after five years from the issuance date to request redemption of all its Series A Preferred Shares holders, at a redemption price equal to 120% of its original issuance price.

The Company has accounted for the investment in the Series A Preferred Shares as an available-for-sale investment where such investment will be carried at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholder’s equity within other comprehensive income until realized. As of December 31, 2011, the fair value of the investment in the unlisted company was RMB1,716,000 (US$273,000) with the change of fair value of RMB457,000 (US$73,000) recorded in other comprehensive income. There were no indicators of impairment noted associated with this investment as of December 31, 2011.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

12.                   ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Business tax and other tax payables	15,050	15,781	2,507
Payables for purchase of property and equipment	35,796	21,492	3,415
Advance from customers	6,641	12,028	1,911
Other accrued expenses	13,398	12,264	1,951

Total	70,885	61,565	9,784

13.                   DIVIDENDS

In April 2005, Beijing Blue IT, the Company’s variable interest entity, declared a cash dividend of RMB2,600,000 to its then equity owners. RMB400,000 and RMB2,070,000 were subsequently paid during the year ended December 31, 2008 and 2009, respectively.

14.                   CAPITAL LEASE OBLIGATIONS

Certain computer equipment and optical fibers were acquired through capital leases entered into by the Company. Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

2011	7,987	—	—
2012	4,555	5,466	869

Total minimum lease payments	12,542	5,466	869
Less: amount representing interest	(658)	(119)	(19)

Present value of remaining minimum lease payments	11,884	5,347	850

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

15.                               CONVERTIBLE PROMISSORY NOTES (CONTINUED)

(a)                                2006 Convertible Promissory Notes (Continued)

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

15.                               CONVERTIBLE PROMISSORY NOTES (CONTINUED)

(b)                                2007 Convertible Promissory Notes (Continued)

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

DECEMBER 31, 2009, 2010 AND 2011

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

DECEMBER 31, 2009, 2010 AND 2011

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

Concurrent with the Company’s Initial Public Offering on October 1, 2010, all of the Company’s classes of issued and outstanding Series A, B and C redeemable convertible preferred shares were automatically converted into 205,565,425 ordinary shares of the Company.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

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

DECEMBER 31, 2009, 2010 AND 2011

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

DECEMBER 31, 2009, 2010 AND 2011

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

DECEMBER 31, 2009, 2010 AND 2011

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

DECEMBER 31, 2009, 2010 AND 2011

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

DECEMBER 31, 2009, 2010 AND 2011

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

DECEMBER 31, 2009, 2010 AND 2011

17.          PREFERRED SHARES (CONTINUED)

Accounting for Series A, Series B and Series C Preferred Shares (Continued)

The initial carrying values of the Series A, Series B and Series C Preferred Shares were accreted to the redemption value from the respective issuance dates to the earliest redemption date using the effective interest method. As a result, deemed dividends of RMB30,772,000 and RMB31,935,000 were recorded for the years ended December 31, 2009 and 2010, respectively.

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

The movements in the carrying value of the Company’s Series A Preferred Shares are summarized as follows:

	PS-A Tranche I	PS-A Tranche II	PS-A Tranche III	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2010	60,190	27,384	23,104	110,678
Foreign currency translation adjustments	(1,214)	(552)	(466)	(2,232)
Automatic conversion to ordinary shares upon the Company’s IPO	(58,976)	(26,832)	(22,638)	(108,446)
Balance as of December 31, 2010	—	—	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

17.          PREFERRED SHARES (CONTINUED)

Accounting for Series A, Series B and Series C Preferred Shares (Continued)

The movements in the carrying value of the Company’s Series B Preferred Shares are summarized as follows:

	PS-B Tranche I	PS-B Tranche II	Total
	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2010	250,718	27,004	277,722
Accretion	19,032	2,023	21,055
Foreign currency translation adjustments	(5,362)	(570)	(5,932)
Automatic conversion to ordinary shares upon the Company’s IPO	(264,388)	(28,457)	(292,845)
Balance as of December 31, 2010	—	—	—

The movements in the carrying value of the Company’s Series C Preferred Shares are summarized as follows:

	PS-C Tranche I	PS-C Tranche II	PS-C Tranche III	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2010	54,626	24,616	20,484	99,726
Accretion	14,243	6,419	5,341	26,003
Foreign currency translation adjustments	(1,326)	(598)	(497)	(2,421)
Automatic conversion to ordinary shares upon the Company’s IPO	(67,543)	(30,437)	(25,328)	(123,308)
Balance as of December 31, 2010	—	—	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

18.          SHARE-BASED COMPENSATION

In order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Company’s business, the Company adopted a stock option plan in 2007 (the “2007 Plan”). Under the 2007 Plan, the Company may grant options to its employees, directors and consultants to purchase an aggregate of no more than 14,000,000 ordinary shares of the Company, subject to different vesting requirements. The 2007 Plan was approved by the Board of Directors and shareholders of the Company on October 16, 2008. On May 28, 2009, the Company adopted a new stock option plan (the “2008 Plan”) which allows the Company to grant options to its employees, directors and consultants to purchase an aggregate of no more than 8,600,000 ordinary shares of the Company,  subject to different vesting requirements. On May 20, 2010, the Company adopted a new stock option plan (the “2010 Plan”) which allows the Company to grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,000,000 ordinary shares of the Company,  subject to different vesting requirements. On June 20, 2011, the Company adopted a new stock option plan (the “2011 Plan”) which allows the Company to grant options to its employees, directors and consultants to purchase an aggregate of no more than 22,000,000 ordinary shares of the Company,  subject to different vesting requirements.

The 2007 Plan, 2008 Plan, 2010 Plan and 2011 Plan (collectively, the “Option Plans”) will be administered by the Compensation Committee as set forth in the Option Plans (the “Plan Administrator”). The officers of the Company have been authorized and directed by the Plan Administrator to execute Option Agreements with those persons selected by the Plan Administrator and issue ordinary shares of the Company upon exercise of any options so granted pursuant to the terms of an Option Agreement.

The 2007 and 2008 Option Plans each contain the same terms and conditions. All options granted under the 2007 and 2008 Option Plans have a term of nine years from the option grant date and have two different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; or 2) vest 50% on the second anniversary of the stated vesting commencement date and 25% on the third and fourth anniversaries of the stated vesting commencement date. All options granted under the 2010 Option Plan have a term of seven to ten years from the option grant date and have three different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; 2) vest 25% on the first, second, third and fourth anniversaries of the stated vesting commencement date; or 3) vest 25% on the first anniversary of the stated vesting commencement date and 6.25% every quarter for each of the second, third and fourth anniversaries of the stated vesting commencement date. All options granted under the 2011 Option Plan have a term of nine to fourteen years from the option grant date and have two different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; or 2) vest 25% on the first, second, third and fourth anniversaries of the stated vesting commencement date; or 3) vest 25% on the first anniversary of the stated vesting commencement date and 6.25% every quarter for each of the second, third and fourth anniversaries of the stated vesting commencement date.

On February 26, 2011 and August 9, 2011, the Company’s Board of Directors authorized the accelerated vesting of 800,000 share options that were issued under the 2008 Plan to two employees upon their resignation from the Company.  Net incremental stock based compensation of RMB1,776,000 (US$ 282,000) was recognized upon the date of modification..

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

18.          SHARE-BASED COMPENSATION (CONTINUED)

During the years ended December 31, 2009, 2010 and 2011, the Company granted 5,008,060, 3,662,350 and 25,954,666 options, respectively, to a combination of employees, consultants and directors of the Company at exercise prices ranging from RMB1.64 to RMB2.58 (US$0.26 to US$0.41). As of December 31, 2011, options to purchase 43,313,702 of ordinary shares were outstanding and options to purchase 5,054,074 ordinary shares were available for future grant under the Option Plans.

The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility, the expected price multiple at which employees are likely to exercise share options. For expected volatilities, the Company has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Company. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from GCA (before 2010) and Avista (from 2010 onwards). The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

18.          SHARE-BASED COMPENSATION (CONTINUED)

(a)         Options Granted to Employees

The following table summarized the Company’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2010	17,000,910	0.15	7.88	2,564

Granted	3,662,350	0.26
Exercised	—	—
Forfeited	—	—

Outstanding, December 31, 2010	20,663,260	0.17	7.30	23,297

Vested and expected to vest at December 31, 2010	20,313,260	0.17	7.30	22,933

Exercisable at December 31, 2010	11,980,150	0.13	7.00	11,980

Granted	24,854,666	0.41
Exercised	(5,232,224)	0.12
Forfeited	—	—

Outstanding, December 31, 2011	40,285,702	0.33	8.58	1,035

Vested and expected to vest at December 31, 2011	40,285,702	0.33	8.58	1,035

Exercisable at December 31, 2011	13,229,533	0.21	6.86	1,033

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2011, the Company has options outstanding to purchase an aggregate of 5,434,880 shares with an exercise price below the estimated fair value of the Company’s shares as at December 31, 2011, resulting in an aggregate intrinsic value of RMB1,035,000 (US$164,000) as at December 31, 2011.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

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

Subsequent to the Company’s IPO, the Company accounts for its options granted to employees as equity awards, as the Company’s shares are now publicly traded in U.S. and therefore the options are no longer considered dual-indexed. The fair value of the options granted to employees was remeasured on the date of the Company’s IPO, with the fair value of the share-based liabilities relating to the vested options reclassified to Additional Paid-in Capital and the fair value of the unvested options to be recognized over the remaining requisite service period as compensation expenses using the accelerated method. RMB63,170,000 and RMB24,257,000 (US$3,854,000) were recorded as share-based compensation expenses in captions consistent with the payroll cost classification of the grantees, during the years ended December 31, 2010 and 2011, respectively. As of December 31, 2011, there was RMB29,946,000 (US$4,758,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the accelerated method over the remaining vesting periods of different tranches, ranging from 0.25 years to 4.25 years.

The Company calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the following assumptions:

	October 16, 2008	June 18, 2009	July 8, 2010	June 20, 2011

Suboptimal exercise factor	2	2	2	2.2
Risk-free interest rates	4.74%	4.17%	3%	2.21%
Expected volatility	78%	81.1%	70.4%	71.2%
Expected dividend yield	0%	0%	0%	0%
Weighted average fair value of share option	0.117	0.140	0.302	0.236

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

DECEMBER 31, 2009, 2010 AND 2011

18.          SHARE-BASED COMPENSATION (CONTINUED)

(b)         Share options issued to non-employees

The Company granted 1,928,000 options to non-employees on October 16, 2008, which were immediately vested upon grant, with the exercise price of each option at US$0.01. The Company granted 1,100,000 options to non-employees on June 20, 2011, which were immediately vested upon grant, with the exercise price of each option at US$0.41. The weighted average exercise price of each option was US$0.16. As of December 31, 2011, there were 3,028,000 options outstanding and exercisable.

The Company records share-based compensation expenses on the grant date equal to the estimated fair-value of the share options at the measurement date. The estimated fair-value of the options granted to non-employees in 2011 at grant date was determined to be RMB1,615,000 (US$257,000) which was recorded in sales and marketing expenses and general and administrative expenses.

The Company calculated the estimated fair value of the options on the grant date using the binomial option pricing model with the following assumptions:

	October 16, 2008	June 20, 2011

Risk-free interest rates	2	2.2

Expected volatility	78%	71%
Expected dividend yield	0%	0%
Fair value of share option	US$0.16	US$0.19

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the fair value of the Company’s ordinary shares. As of December 31, 2011, the Company has options outstanding to purchase an aggregate of 1,910,000 shares with an exercise price below the estimated fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB2,893,000 (US$460,000).

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

18.          SHARE-BASED COMPENSATION (CONTINUED)

(c)   Founders’ Options (Continued)

On March 31, 2011, the Company and holders of the original Series B Preferred shares agreed that the Founders’ options should become fully vested on March 31, 2012, thereby accelerating the original March 31, 2011 vesting by 12 months. No incremental compensation expenses were recognized as a result.

The Founders’ Options have been awarded by the holders of the original Series B Preferred Shares for the Founders’ continuing services to the Company. Accordingly, such Founders’ Options are recorded as share-based compensation expenses in the Company with an offsetting credit to Additional Paid-in Capital, reflecting a pushdown of such expenses as incurred by the original holders of Series B Preferred Shares. As the Founders’ Options are indexed to a foreign currency in addition to the Company’s share price, the Founders’ Options is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. During the year ended December 31, 2007, the Company has assessed that it is probable that the Revenue Milestone would be met, accordingly the Company commenced recognition of the related compensation expenses using the accelerated method. Subsequent to the Company’s IPO, the Company’s shares are now publicly traded in U.S. upon the IPO and therefore the Founders’ options are no longer considered dual-indexed. The fair value of the Founders’ options was remeasured on the date of the Company’s IPO with the fair value of the share-based liabilities relating to the vested options reclassified to Additional Paid-in Capital and the fair value of the unvested Founders’ options to be recognized over the remaining requisite service period as compensation expenses using the accelerated method. RMB1,958,000 (net of the reversal of the 1,000,000 Founders’ options cancelled), RMB 8,992,000 and RMB1,084,000 (US$172,000) were recorded as compensation expense, with a corresponding credit to Additional Paid-in Capital during the years ended December 31, 2009, 2010 and 2011, respectively.

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

DECEMBER 31, 2009, 2010 AND 2011

18.          SHARE-BASED COMPENSATION (CONTINUED)

A total compensation expense relating to options granted to employees, non-employees and Founders’ options recognized for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000
Cost of revenues	2,489	11,353	4,047	643
Sales and marketing expenses	5,352	27,122	9,669	1,536
General and administration expenses	4,185	21,703	8,968	1,425
Research and development expenses	2,365	11,984	4,272	679
	14,391	72,162	26,956	4,283

19.          STATUTORY RESERVES

Under PRC law, ChinaCache Beijing, Beijing Blue IT, Beijing Jingtian and Xin Run are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund.  The entities are required to allocate at least 10% of their after tax profits on individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital.  Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the entity. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

As of December 31, 2010 and 2011, the Company had appropriated RMB1,326,000 and RMB1,326,000 (US$211,000), respectively in its statutory reserves.

20.          MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB8,026,000, RMB8,295,000 and RMB12,939,000 (US$2,056,000), for the years ended December 31, 2009, 2010 and 2011, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

21.          INCOME TAXES

Enterprise income tax

Cayman Islands

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIEs.

United States of America

ChinaCache North America, Inc. was registered in California, United States of America in 2007.  The entity is subject to both California State Income Tax (8.84%) and Federal Income Tax (graduated income tax rate up to 35%) on its taxable income under the current laws of the state of California and United States of America. For the years ended December 31, 2009, 2010, and 2011, due to losses generated in the period, ChinaCache North America, Inc. has incurred only minimal tax expense.

Hong Kong

ChinaCache Networks (Hong Kong) Limited, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2009, 2010 and 2011, ChinaCache Networks (Hong Kong) Limited had no provision for income taxes, as it had no assessable profits during these years.

The PRC

ChinaCache Beijing, Beijing Blue IT, Beijing Jingtian, Shanghai JNet and Xin Run are registered in the PRC and subject to PRC enterprise income tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

Prior to January 1, 2008, both ChinaCache Beijing and Beijing Blue IT, located in the Beijing Zhongguancun Science Park, were certified as High and New Technology Enterprises (“HNTE”), eligible for a tax holiday and 15% preferential tax rate.  The tax holiday provided each entity a 100% exemption from EIT beginning from its first year of cumulative profit, and a 50% exemption of EIT for the next three years.  The entities were entitled to these tax benefits so long as they continued to qualify as HNTE.  As such, Beijing Blue IT was entitled to a 15% tax rate and ChinaCache Beijing was first exempt from income taxes during the year ended December 31, 2007.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

21.          INCOME TAXES (CONTINUED)

On December 18, 2008, Beijing Blue IT received official approval for its HNTE status under the New EIT Law.  The HNTE status is valid for three years from 2008 to 2010 and thereafter for an additional three years through an administrative renewal process. Beijing Blue IT did not obtain the renewal of the HNTE certificate in 2011. Thus, Beijing Blue IT was subject to EIT at a rate of 15% and 25% for the years ended December 31, 2010 and 2011, respectively.

On December 24, 2010, ChinaCache Beijing received official approval for its HNTE status under the New EIT Law.  The HNTE status is valid for three years from 2010 to 2012 and thereafter for an additional three years through an administrative renewal process. ChinaCache Beijing was subject to EIT at a rate of 25% and 15% for the years ended December 31, 2010 and 2011, respectively.

The Company’s other PRC subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2010 and 2011.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2011, no applicable detailed interpretation or guidance has been issued to define “place of effective management” for non Chinese-Source-Fund controlled enterprises. Furthermore, as of December 31, 2011, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Company has analyzed the applicability of this law and considered that the Company and non-PRC subsidiaries do not have a place of effective management in the PRC.  However, the Company will continue to monitor the related development and application.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

21.          INCOME TAXES (CONTINUED)

Loss from continuing operations before income tax expense consists of:

	For the Years Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Non-PRC	(24,238)	(118,764)	(23,512)	(3,736)
PRC	(3,847)	51,521	23,143	3,677

	(28,085)	(67,243)	(369)	(59)

The income tax expense (benefit) comprises:

	For the Years Ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Current	415	12,466	13,188	2,096
Deferred	1,403	(23,370)	(2,043)	(325)

	1,818	(10,904)	11,145	1,771

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to the PRC operations to income tax expense for the years ended December 31, 2009, 2010 and 2011, is as follows:

	For the Years Ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Loss from continuing operations before income tax expense	(28,085)	(67,243)	(369)	(59)

Income tax computed at PRC statutory tax rate of 25%	(7,021)	(16,811)	(93)	(15)
Preferential tax rates	(187)	(5,049)	(948)	(151)
International rate differences	8,159	30,007	13,514	2,147
Research and development expenses	(1,264)	(787)	(2,660)	(423)
Non-deductible expenses	3,714	2,903	5,117	814
Effect of changes in tax rates on deferred taxes	—	(38)	(1,586)	(252)

Deferred tax on outside basis differences	1,403	(16,684)	—	—

Changes in unrecognized tax benefits	411	(295)	(480)	(76)
Changes in the valuation allowance	(3,397)	(4,776)	(1,719)	(273)
Deferred tax true up	—	626	—	—

Income tax expense (benefit)	1,818	(10,904)	11,145	1,771

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

21.          INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Allowance for doubtful accounts	586	567	431	68
- Accruals	1,878	3,752	5,414	861
Valuation allowance	(2,464)	—	—	—

Net current deferred tax assets	—	4,319	5,845	929

Non-current:
- Tax losses	4,532	3,960	2,241	356
- Property and equipment	1,740	2,368	2,750	437
Valuation allowance	(6,272)	(3,960)	(2,241)	(356)

Net non-current deferred tax assets	—	2,368	2,750	437

Total Deferred tax assets	—	6,687	8,595	1,366

Deferred tax liabilities:
Current:
- Intangible assets	694	134	—	—

Current deferred tax liabilities	694	134	—	—

Non-current:
- Intangible assets	139	5	—	—
-Outside basis of domestic VIEs	16,683	—	—	—

Non-current deferred tax liabilities	16,822	5	—	—

Total deferred tax liabilities	17,516	139	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

21.          INCOME TAXES (CONTINUED)

As of December 31, 2010 and 2011, the Company has net tax operating losses from its PRC subsidiaries, as per filed tax returns, of RMB68,676,000 and RMB66,600,000 (US$10,582,000), respectively, which start to expire in 2012. As of December 31, 2010 and 2011, the Company has net tax operating losses from its non-PRC subsidiaries, as per filed tax returns, of RMB10,106,000 and RMB5,262,000 (US$836,000), respectively, which start to expire in 2029.

The benefit of the tax holiday per basic and diluted loss per share is not disclosed, as none of the entities within the Company enjoyed any benefits from tax holiday during the years ended December 31, 2009, 2010 and 2011, because of their accumulated loss position during the tax holiday.

As of December 31, 2011, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Positions

As of December 31, 2011, the Company recorded liabilities of RMB23,850,000 (US$3,789,000) for unrecognized tax positions related to under-reported income, unqualified deemed profit filing method, and transfer pricing for certain subsidiaries and VIEs. It is possible that the amount of unrecognized tax positions will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time. Unrecognized tax benefits of RMB23,850,000 (US$3,789,000) as at December 31, 2011, if recognized, will impact the effective tax rate.

A roll-forward of accrued unrecognized tax benefits is as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Balance—beginning	42,847	42,265	6,715
Derecognized as a result of the deconsolidation of Shanghai JNet (Note 4(b))	—	(19,738)	(3,136)
Increase based on tax positions related to the current year	289	1,323	210
Decrease due to settlements with tax authorities	(338)	—	—
Reductions as a result of a lapse in statute of limitations	(533)	—	—

Balance—ending	42,265	23,850	3,789

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

21.          INCOME TAXES (CONTINUED)

In each of the years ended December 31, 2009 and 2010, the Company reversed interest expense of RMB5,000 and RMB44,000, respectively, and recorded interest expense of RMB715,000 (US$114,000) for the year ended December 31, 2011. The Company reversed penalties of RMB116,000 for the year ended December 31, 2009, and recorded penalty of RMB1,720,000 and RMB1,076,000 (US$171,000) for the years ended December 31, 2010 and 2011, respectively.

As of December 31, 2011, the tax years ended December 31, 2008 through 2011 remain open for statutory examination by the tax authorities.

22.          RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Company had transactions during the periods presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Director of the Company
Ms. Kou Xiaohong	The Co-Founder and Director of the Company
Blue I.T. Technologies Limited(“Blue IT”)	A company 100% owned by Ms. Kou Xiaohong
Harvest Century International Ltd. (“HCI”)	A company 100% owned by Ms. Kou Xiaohong
Sundream Holdings Ltd. (i)	A shareholder of the Company
SmartAsia Holdings Ltd. (i)	A shareholder of the Company
JAFCO Asia Technology Fund II (ii)	A shareholder of the Company
Investor Investments Asia Limited (ii)	A shareholder of the Company
Investor Goup Asia LP (ii)	A shareholder of the Company
Qiming Venture Partners,L.P. (ii) (iii)	A shareholder of the Company
Qiming Managing Directors Fund,L.P. (ii) (iii)	A shareholder of the Company
Ignition Venture Partners III,L.P. (ii) (iii)	A shareholder of the Company
Ignition Managing Directors Fund III,LLC (ii) (iii)	A shareholder of the Company
SIG China Investments One,Ltd (ii) (iii)	A shareholder of the Company
Intel Capital (Cayman) Corporation (ii)	A shareholder of the Company
Intel Capital Corporation (ii) (iii)	A shareholder of the Company

Mr. Mei Yongkai	The shareholder of Sundream Holdings Ltd.
Ms. Mei Xiurong	The shareholder of SmartAsia Holdings Ltd.

( i ) Collectively referred as ‘‘Former JNet Group Shareholders’’

( ii) Collectively referred as preferred shareholders

(iii) Collectively referred as ‘‘Series C Preferred Shareholders’’

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

22.          RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Company had the following related party balances as of December 31, 2010 and 2011:

	Mr. Wang Song	Ms. Kou Xiaohong	Blue IT	HCI	Former JNet Group Shareholders	Series C Preferred shareholders	Mr. Mei Yongkai	Ms. Mei Xiurong	Total

Balance as of January 1, 2010	355	(5)	(182)	(20,486)	(59,018)	34,586	62,783	2,807	20,840

Expenses paid on behalf of related parties	—	—	182	—	—	—	—	—	182
Expenses paid by related parties on behalf of the Company	(355)	(13)	—	—	—	—	—	—	(368)
Cash paid for repurchase of ordinary shares	—	—	—	20,486	—	—	—	—	20,486
Cash received from issuance of Series C Preferred Shares	—	—	—	—	—	(34,586)	—	—	(34,586)
Post-acquisition settlement consideration (Note 4(a))	—	—	—	—	(16,569)	—	(6,588)	—	(23,157)
Exchange gain	—	—	—	—	2,734	—	—	—	2,734
Balance as of December 31, 2010	—	(18)	—	—	(72,853)	—	56,195	2,807	(13,869)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

22.          RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Company had the following related party balances as of December 31, 2010 and 2011:

	Ms. Kou Xiaohong	Former JNet Group Shareholders	Mr. Mei Yongkai	Ms. Mei Xiurong	Total

Balance as of January 1, 2011	(18)	(72,853)	56,195	2,807	(13,869)

Cash received from Mr. Mei Yongkai	—	—	(10,348)	—	(10,348)
Cash paid to former JNet Group shareholders for the original consideration for the acquisition of JNet Group	—	9,800	—	—	9,800
Cash paid to former JNet Group shareholders for the Post-acquisition settlement consideration	—	4,834	—	—	4,834
Change of fair value of Post-acquisition settlement consideration (Note 27)	—	(7,158)	—	—	(7,158)
Exchange gain	—	3,208	—	—	3,208
Waiver of amounts due to (from) the sellers concurrent with the deconsolidation of Shanghai JNet (Note 4(b))	—	62,169	(45,847)	(2,807)	13,515
Balance as of December 31, 2011	(18)	—	—	—	(18)
Balance as of December 31, 2011 (US$’000)	(3)	—	—	—	(3)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

22.          RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The amounts due from Mr. Mei Yongkai and Ms. Mei Xiurong and amount due to Former JNet Group shareholders were waived concurrent to the deconsolidation of Shanghai JNet Note (4(b)).

23.          REPURCHASE OF ORDINARY SHARES

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

As of December 31, 2011, the Company had repurchased 1,641,361 ADSs amounting to RMB 63,631,000 (US$10,000,000) under the Share Repurchase Plan.

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

Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB149,998,000 (US$23,832,000) as of December 31, 2011.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

25.          DISCONTINUED OPERATION

On December 26, 2011, the termination of all VIE agreements entered into between the Company, Shanghai JNet and its nominee shareholders led to the deconsolidation and an “effective” disposal of Shanghai JNet back to the sellers in exchange for nil consideration (Note 4(b)). Accordingly, pursuant to ASC 205-20 “Discontinued Operations,” the financial results of Shanghai JNet have been accounted for as a discontinued operation whereby the results of operations of Shanghai JNet have been eliminated from the results of continuing operations and reported in discontinued operations for all periods presented.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

25.          DISCONTINUED OPERATION (CONTINUED)

The breakdown of assets and liabilities attributed to discontinued operations as of December 31, 2010 and December 26, 2011 (the date of sale), are as follows:

	December 31, 2010	December 26, 2011
	RMB’ 000	RMB’ 000

Current assets	85,899	63,182
Property and equipment, net	11	5
Intangible assets	555	19
Goodwill	16,989	16,989
Total assets	103,454	80,195

Current liabilities	(46,967)	(48,737)
Deferred tax liabilities	(139)	(5)
Total liabilities derecognized	(47,106)	(48,742)
Total net assets(Note 4(b))	56,348	31,453

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

26.          LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the Year Ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net loss from continuing operations	(29,903)	(56,339)	(11,514)	(1,830)
(Loss) income from discontinued operations	(9,264)	592	31,977	5,081

Accretion of redeemable convertible preferred shares:
- Series A	(8,046)	—	—	—
- Series B	(22,726)	(21,055)	—	—
- Series C	(5,655)	(26,003)	—	—

Effect of foreign exchange rate movement on redeemable convertible preferred shares
- Series A	100	2,232	—	—
- Series B	250	5,932	—	—
- Series C	—	2,421	—	—

Net loss attributable to ordinary shareholders:	(75,244)	(92,220)	20,463	3,251

Denominator:
Number of shares outstanding, opening	96,912,599	84,475,892	385,843,484	385,843,484
Weighted average number of shares issued	—	75,135,482	3,063,940	3,063,940
Weighted average number of shares repurchased	(68,146)	—	(6,922,907)	(6,922,907)
Weighted-average number of shares outstanding — Basic	96,844,453	159,611,374	381,984,517	381,984,517
Weighted-average number of shares outstanding — diluted	96,844,453	159,611,374	381,984,517	381,984,517

Loss per share-basic
- Net loss from continuing operations	RMB (0.68)	RMB (0.58)	RMB (0.03)	US$	(0.00)
- (Loss) income from discontinued operations:	RMB(0.10)	—	RMB 0.08	US$	0.01
	RMB (0.78)	RMB (0.58)	RMB 0.05	US$	0.01
Loss per share-Diluted
- Net loss from continuing operations	RMB (0.68)	RMB (0.58)	RMB (0.03)	US$	(0.00)
- (Loss) Income from discontinued operations:	RMB (0.10)	—	RMB 0.08	US$	0.01
	RMB (0.78)	RMB (0.58)	RMB 0.05	US$	0.01

The effects of Series A, Series B and Series C Preferred Shares and 2008 Convertible Notes have been excluded from the computation of diluted loss per share for the years ended December 31, 2009 and 2010 as their effects would be anti-dilutive.  Similarly, the effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2009, 2010 and 2011 as their effects would be anti-dilutive.

During 2011, the Company issued 20,000,000 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

27.          FAIR VALUE MEASUREMENT

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

In accordance with ASC 820, the Company measures the fair value of the Fund using quoted trading prices that are published on a regular basis. The available-for-sale investment of the Fund is classified within Level 1. The Company measures the fair value of its investment in the Series A Preferred Shares in an unlisted PRC company share with reference to the fair value of the latest transaction which occurred close to year end.. This available-for-sale investment is classified within Level 3. The Company measures the share-based compensation liability (Note 18) and the post-acquisition settlement consideration contingency (Note 4(a)) at fair value. The share-based compensation liability is classified within Level 3 because it is valued using the binomial option pricing model that utilizes unobservable inputs, such as the stock price, expected stock price volatility, the expected price multiple at which employees are likely to exercise share options and the expected employee forfeiture rate.  The post-acquisition settlement consideration contingency is classified within Level 3. This estimated liability was derived through application of the income approach which included the estimation of Shanghai JNet’s following three years of pre-tax income, based on actual historical operating results coupled with management’s best estimate of future performance and certain market assumptions. The Company applied a discount rate of approximately 17% as at December 31, 2010 which was determined through the assessment of the Company-specific and industry-specific risks.

Liabilities measured at fair value on a recurring basis are summarized below:

	Fair value at December 31, 2010	Fair value at December 31, 2011	Fair value at December 31, 2011
	RMB’000	RMB’000	US$’000

Post-acquisition settlement consideration contingency	16,569	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

27.          FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Share-based compensation liability
RMB’000
Fair value at January 1, 2010	17,515
Issuances
- Vested (Note 18)	2,446
- Unvested (Note 18)	—
Changes in fair value	56,705
Transfers in and/or out of Level 3	(76,666)
Fair value at December 31, 2010	—

Post-acquisition settlement consideration contingency
RMB’000

Fair value at January 1, 2010	—

Changes in fair value	16,569
Transfers in and/or out of Level 3	—
Fair value at December 31, 2010	16,569

Changes in fair value	7,158
Paid during 2011	(4,834)
Waiver of loans receivables from the sellers (Note 4(b))	(18,893)
Transfers in and/or out of Level 3	—
Fair value at December 31, 2011	—
Fair value at December 31, 2011 (US$’000)	—

investment in the Series A Preferred Shares of an unlisted PRC company
RMB’000

Fair value at January 1, 2011	—

Investment during 2011	1,259
Changes in fair value	457
Transfers in and/or out of Level 3	—
Fair value at December 31, 2011	1,716
Fair value at December 31, 2011 (US$’000)	273

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2009, 2010 AND 2011

27.          FAIR VALUE MEASUREMENT (CONTINUED)

Changes in fair value of the share-based compensation liability were recorded as compensation expense in captions consistent with the payroll cost classification in the accompanying consolidated statements of operations. The Company’s valuation techniques used to measure the fair values of the share-based compensation liability were derived from management’s assumptions or estimations and are discussed in Note 18 — Share-based compensation. Changes in the fair value of the post-acquisition settlement consideration contingency will be recorded in the consolidated statements of operations. The Company’s valuation techniques used to measure the fair value of the post-acquisition settlement consideration contingency were derived from management’s assumptions of estimations as discussed above. Changes in the fair value of the available-for-sale investment in Series A Preferred Shares of Video TX will be recorded in other comprehensive income.

28.          COMMITMENTS AND CONTINGENCIES

(a)  Operating Leases

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates.  Total rental expense under all operating leases was RMB3,116,000, RMB3,917,000 and RMB5,626,000 (US$894,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, the Company had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	December 31, 2011
	RMB’000	US$’000

2012	3,263	518
2013	1,753	279
2014	1,014	161

	6,030	958

(b)  Purchase Commitments

As of December 31, 2011, the Company had outstanding purchase commitments in relation to bandwidth of RMB 96,492,000 (US$15,331,000).

29.         SUBSEQUENT EVENTS

(a) Accelerated vesting of share options

On January 1, 2012, the Company made a modification to certain options granted under 2011 Option Plan to modify the exercise price of each option from US$0.41 to US$0.24. As a result of this modification, the Company will recognize incremental compensation expenses over the remaining vesting period.