Form 20-F
period 2012-12-31
ChinaCache International Holdings Ltd.
filed 2013-04-26
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-34873

ChinaCache International Holdings Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Section A, Building 3 Dian Tong Creative Square No. 7 Jiuxianqiao North Road, Chaoyang District Beijing, 100015 People’s Republic of China
(Address of principal executive offices)

Jing An, Acting Chief Financial Officer

Telephone: +(86 10) 6408 4466

Facsimile: +(86 10) 6408 5888

Section A, Building 3

Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

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

* Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

405,843,484 ordinary shares, par value US$0.0001 per share, as of December 31, 2012.

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

☒ Yes   ☐ No

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

☐ Yes   ☐ No

i

INTRODUCTION

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•                  “ADSs” refers to American depositary shares, each of which represents 16 ordinary shares;

•                  “ChinaCache,” “we,” “us,” “our company,” and “our” refer to ChinaCache International Holdings Ltd., its subsidiaries and its consolidated variable interest entities;

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.            Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2010, 2011 and 2012 and our balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the year ended December 31, 2009 and our balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2008(2)	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Income/(Loss) Data:
Net Revenues:
Third party customers	257,614	259,930	395,057	618,422	801,189	128,600
A related party customer	—	—	—	—	12,543	2,013
Total Net Revenues:	257,614	259,930	395,057	618,422	813,732	130,613
Cost of revenues(1)(4)	(240,114)	(196,410)	(275,455)	(432,736)	(559,460)	(89,800)
Gross profit	17,500	63,520	119,602	185,686	254,272	40,813
Operating expenses:(1)
Sales and marketing expenses(1)	(28,481)	(36,775)	(73,125)	(72,040)	(87,597)	(14,060)
General and administrative expenses(1)	(35,858)	(25,023)	(45,037)	(57,308)	(106,115)	(17,033)
Research and development expenses(1)	(16,807)	(16,639)	(28,692)	(40,952)	(68,523)	(10,999)
Post-acquisition settlement consideration	—	—	(37,858)	(7,158)	—	—
Operating (loss)/ income	(63,646)	(14,917)	(65,110)	8,228	(7,963)	(1,279)
Interest income	209	81	487	2,233	1,844	296
Interest expense	(4,917)	(13,060)	(664)	(1,254)	(1,340)	(215)
Other (expense)/income	(3,127)	472	3,007	(5,165)	(1,758)	(282)
Foreign exchange gain/(loss)	3,787	(661)	(4,963)	(4,411)	(1,481)	(238)
Impairment of property and equipment	(2,872)	—	—	—	—	—
Loss from continuing operations before income taxes	(70,566)	(28,085)	(67,243)	(369)	(10,698)	(1,718)
Income tax (expense)/benefit	(10,544)	(1,818)	10,904	(11,145)	(6,293)	(1,010)
Net loss from continuing operations	(81,110)	(29,903)	(56,339)	(11,514)	(16,991)	(2,728)
(Loss)/income from discontinued operations (including gain on disposal of Shanghai JNet)	(70,690)	(9,264)	592	31,977	—	—
Net (loss)/income	(151,800)	(39,167)	(55,747)	20,463	(16,991)	(2,728)
Earnings/(loss) per ordinary share:
Net loss from continuing operations	(0.98)	(0.68)	(0.58)	(0.03)	(0.05)	(0.01)
(Loss)/income from discontinued operations	(0.75)	(0.10)	—	0.08	—	—
Basic	(1.73)	(0.78)	(0.58)	0.05	(0.05)	(0.01)
Net loss from continuing operations	(0.98)	(0.68)	(0.58)	(0.03)	(0.05)	(0.01)
Loss/(income) from discontinued operations	(0.75)	(0.10)	—	0.08	—	—
Diluted	(1.73)	(0.78)	(0.58)	0.05	(0.05)	(0.01)
Earnings/(loss) per ADS (3)
Net loss from continuing operations	—	—	(9.28)	(0.48)	(0.75)	(0.12)
Income from discontinued operations	—	—	—	1.28	—	—
Basic	—	—	(9.28)	0.80	(0.75)	(0.12)
Net loss from continuing operations	—	—	(9.28)	(0.48)	(0.75)	(0.12)
Income from discontinued operations	—	—	—	1.28	—	—
Diluted	—	—	(9.28)	0.80	(0.75)	(0.12)
Shares used in basic and diluted loss per share computation	94,441,786	96,844,453	159,611,374	381,984,517	363,780,875	363,780,875

(1)         Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	1,499	2,489	11,353	4,047	2,896	465
Sales and marketing expenses	3,223	5,352	27,122	9,669	6,917	1,110
General and administrative expenses	(156)	4,185	21,703	8,968	3,219	517
Research and development expenses	1,424	2,365	11,984	4,272	3,056	491
Total share-based compensation expenses included in cost of revenues and operating expenses	5,990	14,391	72,162	26,956	16,088	2,583

(2)         Our results of operations for the year ended December 31, 2008 have been adjusted to reflect the reclassification of our discontinued operations.  See Note 4(b) to our audited consolidated financial statements included elsewhere in this annual report.

(3)         Each ADS represents 16 ordinary shares.

(4)   Includes amount to a related party of nil, nil and RMB4.1 million (US$0.7 million) for the year ended December 31, 2010, 2011 and 2012, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	For the year ended December 31,
	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	64,702	592,706	392,535	317,137	50,904
Accounts receivable, net	54,520	107,690	156,215	230,199	36,949
Total current assets	225,120	776,229	578,007	600,842	96,441
Property, plant and equipment, net	151,009	170,451	154,903	179,239	28,770
Acquired intangible assets, net	3,330	555	—	—	—
Goodwill	16,989	16,989	—	—	—
Total current liabilities	231,353	279,789	179,499	235,641	37,823
Total liabilities	248,751	290,625	179,499	239,001	38,362
Total mezzanine equity	488,126	—	—	—	—
Total shareholders’ (deficit)/equity	(339,250)	678,839	667,509	661,889	106,241

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 19, 2013, the certified exchange rate was RMB6.1772 to US$1.00.

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

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2322	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19, 2013)	6.1772	6.1927	6.2078	6.1720

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

We have a history of net losses. For the three years ended December 31, 2010, 2011 and 2012, we had net losses from continuing operations of RMB56.3 million, RMB11.5 million and RMB17.0 million (US$2.7 million), respectively. As of December 31, 2012, we had an accumulated shareholders’ deficit of RMB490.0 million (US$78.7 million). We cannot anticipate when, if ever, we will become profitable. Although we have improved efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. Furthermore, we expect our costs and expenses to increase as we continue to expand our business and operations. If we are unable to generate revenues that significantly exceed our costs and expenses, we may continue to incur losses in the future.

We generate substantially all of our revenues from sales of content and application delivery total solutions, and the failure of the market for these services to expand as we expect or the reduction in spending on these services by our current or potential customers would seriously harm our business.

We have generated substantially all of our revenues from sales of content and application delivery total solutions. We expect such services to continue to be the primary source of our revenues in the foreseeable future. Our success, therefore, depends on our customers’ continued and increasing reliance on the internet for delivery of services and applications and our ability to deliver these services and applications cost-effectively. Factors that may have a general tendency to limit or reduce the number of users relying on the internet for services and applications or the number of providers making services and applications available online would harm our business. As the content and application delivery services industry is still emerging, our success also depends on our ability to convince potential customers to entrust their services and applications to an external service provider, that content and application delivery technologies and services are valuable and that it is more cost-effective for them to utilize external services than for them to develop similar services in-house. A decline in the demand for content and application delivery services in general would negatively affect demand for our services. Even if demand for our services continues to grow, this demand may not grow as quickly as we anticipate. The influence of any of these factors may cause our current or potential customers to reduce their spending on our services, which would have a material adverse impact on our business, results of operations and financial condition.

Our costs and expenses may increase, and our results of operations may be adversely affected if we cannot pass on the increased costs to our customers.

We invest heavily in purchasing capital equipment to increase our network capacity. For example, we had capital expenditures of RMB77.3 million, RMB56.7 million and RMB88.7 million (US$14.2 million) in 2010, 2011 and 2012, respectively, which relate to our additions of property and equipment, such as the build-out and expansion of our network. In 2013 and beyond, we expect to increase our costs and expenses, including investments in additional bandwidth, servers and other equipment. Our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we may not accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2010,  2011 and 2012, 14.0%, 19.0% and 16.8%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer.

We may lose customers if they elect to develop solutions internally for the delivery of their own content and applications.

Our customers and potential customers may decide to develop their own content and applications delivery service solutions rather than outsource these solutions to service providers like us. This is particularly true as our customers expand their operations and begin expending greater resources on delivering their internet services and applications using their own resources. For instance, our largest customer in 2009, Tencent, who contributed approximately 14.8% of our total net revenue in 2009, ceased to be our largest customer since 2010, partially due to its decision to develop its own in-house solutions.  If we fail to offer services that are competitive to in-house developed solutions, we may continue to lose customers or fail to attract customers that develop their own solutions in-house, and our business and financial results would suffer.

The decline in the price of our services could negatively impact our gross margins.

The average prices we can charge for our content and application delivery total solutions have declined, and are expected to decline over time, as a result of, among other things, the increasing availability of bandwidth at reduced costs and existing and new competition in the marketplace. Also, we may be forced to reduce the price of our services due to reduced bargaining power with our customers. If the price that we are able to charge customers falls to a greater extent than we anticipate and we are not able to offset this decline with reduction in our cost of revenues, our results of operations would be adversely affected.

Rapidly evolving technologies or new business models could cause demand for our services to decline or become obsolete.

Third parties may develop technological or business model innovations that address internet services and applications delivery requirements in a manner that is, or is perceived to be, the equivalent or superior to our services. For instance, companies are looking to offer internet-related solutions, such as peer-to-peer file sharing networks, to address certain content and application delivery needs. Our existing and future competitors may introduce new products or services that compete with or surpass the quality, price or performance of our services. We may not anticipate such developments and our services may be unable to adequately compete with these potential solutions. In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ demand for our services. If this occurred, we could lose customers or potential customers, and our business and financial results would suffer. As a result of these or similar potential developments, it is possible that competitive dynamics in our market may require us to reduce our prices, which could harm our revenue, gross margin and results of operations.

If we are unable to develop new services and enhancements to existing services or fail to predict and respond to emerging technological trends and customers’ changing needs, our results of operations may suffer.

The market for content and application delivery services is characterized by rapidly changing technology, evolving customer needs and requirements, and frequent new product and service introductions. Our results of operations depend on our ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. We must commit significant resources to developing new services or enhancements to our existing services before we are able to develop services that are widely accepted by the market. For example, individuals are increasingly using mobile devices to access internet content. Our ability to provide new and innovative solutions to address challenges posed by mobile device users is important to our future growth potential. Furthermore, we may not successfully execute our technology initiatives because of errors in planning or timing, technical hurdles that we fail to overcome in a timely manner, misunderstandings about market demand or a lack of appropriate resources. Failures in execution or market acceptance of new services we introduce could result in competitors providing those solutions before we do, which could lead to loss of market share, revenues and earnings.

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

During any given fiscal period, a relatively small number of customers typically accounts for a significant percentage of our revenue. Our five largest customers contributed 33.5%, 31.6% and 22.6% of our total net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. Our large customers may decrease the amount of services they purchase from us or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

Our operating costs, however, are relatively fixed in the near term. As a consequence, we may not be able to adjust our expenses in the short term to address the unanticipated loss of a large customer during any particular period. As such, we may experience significant and unanticipated fluctuations in our results of operations which may cause us to not meet our expectations or those of stock market analysts, which could cause our stock price to decline.

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

We believe that we currently have good business relationships with telecommunications carriers and major third-party providers, and we have access to adequate communications and storage capacity to provide our services. However, there can be no assurance that we will always be able to secure communications and storage capacity on commercially acceptable terms, and that we are adequately prepared for unexpected increases in bandwidth demands or unplanned network interruptions. If we are unable to obtain transmission capacity on terms commercially acceptable to us or at all, our business and financial results could suffer.

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

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s.

Economic conditions in China are sensitive to global economic conditions.  Since we currently derive substantially all of our revenues from customers in China, any prolonged slowdown in the Chinese or global economy may have an adverse effect on our business, results of operations and financial condition. To the extent customers are unable to profitably monetize the content we deliver on their behalf due to an economic slowdown or otherwise, they may reduce or eliminate the traffic we deliver on their behalf. Such reductions in traffic would lead to a reduction in our revenues. Additionally, in economic downturns, we may experience the negative effects of increased competitive pricing pressure, customer loss, slowdown in commerce over the internet and corresponding decrease in traffic delivered over our network and failures by customers to pay amounts owed to us on a timely basis or at all.  Suppliers on which we rely for servers, bandwidth, co-location and other services could also be negatively impacted by economic conditions which, in turn, could have a negative impact on our operations or expenses. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We expect to continue to experience intense competition.

We compete in a market that is intensely competitive and rapidly changing. We have experienced and expect to continue to experience intense competition. In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology and FastWeb, which was acquired by 21Vianet in 2012. Although multinational companies currently do not have a significant presence in the content and application delivery services market in China, in part due to regulatory restrictions in China’s telecommunications sector, we may face competition from multinational companies if regulatory restrictions in China are lifted in the future. Also, as a result of the growth of the content delivery services market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Some of our current or potential competitors may have greater financial, marketing and other resources than we do and may have stronger governmental support. Some of our competitors may offer lower prices on competing services in order to gain market share. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Furthermore, some of our current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that we offer. Increased competition could result in price reductions and revenue decline, loss of customers and loss of market share, which could harm our business, financial condition and results of operations.

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

Our services are complex and are designed to be deployed in and across numerous large and complex networks. Our network must perform well and be reliable in order for us to be successful. The greater the user traffic and the greater the complexity of our products and services, the more resources we will need to invest in additional network capacity and support. We have spent and expect to continue to spend substantial amounts on the purchase and lease of equipment and data centers and the upgrade of our technology and network to handle increased traffic over our network and to roll out new products and services. This expansion is expensive and complicated and could result in inefficiencies, operational failures or defects in our network and related software. If we do not expand successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and user experience could decline. These occurrences could damage our reputation and lead to a loss of current and potential customers. We must continuously upgrade our network in order to keep pace with our customers’ evolving demands. Cost increases or the failure to accommodate increased traffic or these evolving business demands without disruption could harm our results of operations and financial condition.

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

Selective acquisitions and strategic investments form part of our strategy to further expand our business. However, acquisitions present challenges, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of our ongoing business, the potential distraction of management, expenses related to the acquisition, potential unknown liabilities or penalties associated with acquired businesses. Any inability to integrate operations or personnel in an efficient and timely manner could harm our results of operations. For instance, in January 2008, we acquired JNet Holdings Limited, or JNet Holdings, a British Virgin Islands company, and obtained control over Shanghai JNet Telecom Co., Ltd., or Shanghai JNet, an affiliate of JNet Holdings in China through contractual arrangements.  However, In 2008 and 2009, we recognized an impairment of goodwill and related acquired intangible assets of approximately RMB75.1 million and RMB6.9 million, respectively, in connection with our acquisition of JNet Holdings and obtaining control over Shanghai JNet.  In December 2011, we decided to terminate the contractual arrangements with Shanghai JNet and disposed Shanghai JNet.  See “Item 4.—Information on the Company—C. Organizational Structure—Termination of Contractual Arrangements with Shanghai JNet.”

We may continue to be unsuccessful in identifying and consummating future acquisitions and strategic investments, which could impair our growth potential. In addition, future acquisitions and strategic investments will require the use of our available cash or dilutive issuances of securities. We may also experience significant turnover from the acquired operations or from our current operations as we integrate businesses. Such difficulties in identifying and consummating future acquisitions and strategic investments or any difficulties encountered in integrating current and future acquisitions may have a material and adverse effect on our business, results of operations or financial condition.

Our results of operations may fluctuate in the future. This may result in significant volatility in, and otherwise adversely affect, the market for our ADSs.

Our results of operations may fluctuate as a result of various factors, many of which are outside of our control. These fluctuations are often not seasonable but could result in significant volatility in, and otherwise adversely affect, the market price of our ordinary shares. Fluctuations in our results of operations may be due to a number of factors, including:

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

Our technologies and business methods may be subject to third-party claims or rights that limit or prevent their use. Companies, organizations or individuals, including our competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services or develop new services, which could make it more difficult for us to operate our business. Intellectual property registrations or applications by others relating to the type of services that we provide may give rise to potential infringement claims against us. In addition, due to being a public company, we may face a higher risk of being subject to intellectual property infringement claims from third parties. The global content and application delivery services industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims may further increase as the number of products, services and competitors in our market increases. Further, continued success in this market may provide an impetus to those who might use intellectual property litigation as a tool against us.

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

We have patents, patent applications and software copyright registrations in China relating to the technologies used in our business. However, we have no issued patents in the U.S.  Certain U.S.-based companies have been granted patents or have licensed patents in the U.S. relating to the content and application delivery business. In the past, we have conducted substantially all of our business operations in China. We primarily rely upon our local business partners in the U.S. to address our content and application delivery needs in those markets. However, the possibility of intellectual property rights infringement claims against us may still increase as we expand outside China.

If we fail to defend ourselves against any intellectual property infringement claim, we may lose significant intellectual property rights and may be unable to continue providing our existing services, which could have a material adverse effect on our results of operations and business prospects.

We may not be able to prevent others from unauthorized use of our intellectual property.

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 21 patents, 31 patent applications and 14 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenues, increased expenses, increased investment in capital equipment or the acquisition of significant businesses or technologies. We believe that our cash and cash equivalents, and anticipated cash from operating activities will be sufficient to fund our operations and proposed capital expenditures for at least the next 12 months. If for unforeseen circumstances we do need to obtain additional funding, it may not be available on commercially reasonable terms, if at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we are able to find outside funding sources, we may be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We may also be required to take other actions that could lessen the value of our ADSs, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our capabilities or cease operations in certain jurisdictions or completely.

If our preferential tax treatment for ChinaCache Beijing becomes unavailable, our results of operations may be materially and adversely affected.

The Enterprise Income Tax Law, effective as of January 1, 2008, permits certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other financial or non-financial criteria to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. ChinaCache Beijing was subject to a statutory tax rate of 15% from fiscal year 2010 to 2012 due to its having received “high and new technology enterprise” status from the Beijing Science and Technology Commission, Beijing Finance Bureau, Bejiing Administration of State Taxation and Beijing Administration of Local Taxation on December 24, 2010. If we fail to renew ChinaCache Beijing’s “high and new technology enterprise” status before it expires in December of 2013, the enterprise income tax rate of ChinaCache Beijing will increase to 25% from fiscal year 2013 onwards. If our preferential tax treatment for ChinaCache Beijing becomes unavailable, our income tax expenses would increase, which may have a material adverse effect on our net income and results of operations.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of December 31, 2012, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

We have granted, and may continue to grant, stock options under our stock incentive plans, resulting in increased share based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011.  There were options to purchase 41,942,758 of our ordinary shares in accordance with these plans granted and outstanding as of December 31, 2012. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.” For the years ended December 31, 2010, 2011 and 2012, we recorded  RMB72.2 million,  RMB27.0 million and RMB16.1 million (US$2.6 million), respectively, in share-based compensation expenses for employees and non-employees. If we grant more stock options to attract and retain key personnel, the expenses associated with share based compensation may adversely affect our results of operations. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel.

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

Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. On May 12, 2008 and April 20, 2013, severe earthquakes hit parts of Sichuan province in southeastern China. On April 14, 2010, a severe earthquake hit part of Qinghai province in western China. Theses earthquakes resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area.

In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by influenza A (H1N1). In March 2013, a new virus subtype H7N9, commonly known as “bird flu” or “avian flu,” was discovered in eastern China and has already sickened and killed some people. It is unclear how this virus will spread, which makes it difficult to predict its potential impact. Any outbreak of avian flu, SARS, influenza A (H1N1), H7N9, or their variations, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

We are subject to China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws, including China’s anti-corruption laws. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures designed to ensure that we, our employees and intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any businesses that we may acquire. We operate in the content and application delivery services industry in China and generally purchase bandwidth from state or government-owned telecommunications carriers and provide a portfolio of services and solutions to government agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found to be not in compliance with the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities or officials, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer sales and access to end-user access networks, and lead to other adverse impacts on our business, financial condition and results of operations.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, ChinaCache Beijing, is a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our content and application delivery total solution business in China through a set of contractual arrangements with each of Beijing Blue I.T. and Beijing Jingtian and their respective shareholders. These contractual arrangements provide ChinaCache Beijing with effective control over Beijing Blue I.T. and Beijing Jingtian. For a description of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.”

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

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of PRC laws and regulations. If our corporate and contractual structure is deemed by the relevant PRC regulatory authorities to be illegal, either in whole or in part, we may have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

•                  restricting or prohibiting our use of the proceeds from a public offering to finance our PRC consolidated variable interest entities’ business and operations; and

•                  taking other regulatory or enforcement actions that could be harmful to our business.

Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations.

ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T. and Beijing Jingtian may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T. and Beijing Jingtian were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the respective tax liabilities of Beijing Blue I.T. and Beijing Jingtian without reducing ChinaCache Beijing’s tax liability, which could further result in late payment fees and other penalties to Beijing Blue I.T. and Beijing Jingtian for underpaid taxes; or (ii) limiting the ability of ChinaCache Beijing, Beijing Blue I.T. or Beijing Jingtian to obtain or maintain preferential tax treatments and other financial incentives.  Due to our corporate structure and ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T. and Beijing Jingtian, effective in September 2012, we will be subject to a 6% value-added tax, or VAT, on revenues derived from ChinaCache Beijing and Beijing Jingtian and certain type of revenues from Beijing Blue I.T.

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

Our ability to enforce the share pledge agreements between us and the shareholders of Beijing Blue I.T. and Beijing Jingtian may be subject to limitations based on PRC laws and regulations.

Pursuant to the share pledge agreements which our wholly owned subsidiary ChinaCache Beijing has entered into with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders, the shareholders of Beijing Blue I.T. and Beijing Jingtian have agreed to pledge their respective equity interests in Beijing Blue I.T. and Beijing Jingtian to ChinaCache Beijing to secure Beijing Blue I.T. and Beijing Jingtian’s (and their respective subsidiaries) performance of their obligations under the relevant contractual arrangements. The share pledges of Beijing Blue I.T. and Beijing Jingtian under these share pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

In addition, when registering with the local branch of SAIC for the pledges over the equity interests under the share pledge agreements, the amount of secured liabilities corresponding to the pledged equity interests as stated on the application forms was RMB10 million for Beijing Blue I.T. and Beijing Jingtian, respectively . The share pledge agreements with the shareholders of Beijing Blue I.T. provide that the pledged equity interest shall constitute continuing security for any and all of the payment obligations under all of the principal service agreements. The share pledge agreements with the shareholders of Beijing Jingtian provide that the pledged equity interest shall constitute continuing security for any and all of payment obligations, including payment of consulting and service fees, under the business cooperation agreement. However, it is possible that a PRC court may take the position that RMB10 million represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the share pledge agreements in excess of RMB10 million could be determined by the PRC court as unsecured debt, which takes secondary priority comparing with other creditors with secured debts.

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

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council in September 2000, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii)  “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT in October 2007and renewed in October 2012, Beijing Blue I.T. is permitted to carry out its content and application delivery business and its internet data center business under the first category of “value-added telecommunications business.” Based on this VAT license and our consultation with certain officials of the MIIT, we believe that, in practice, our content and application delivery business falls under the category of “value-added telecommunications business,” and we are permitted to operate our content and application delivery services under Beijing Blue I.T.’s VAT license.

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

The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth including decreasing the People’s Bank of China’s statutory deposit reserve ratio and lowering benchmark interest rates several times. From January 2010 to the second half of 2011, however, the People’s Bank of China increased the statutory deposit reserve ratio in response to rapid growth of credit in 2009. Since December 2011, the People’s Bank of China has again lowered the statutory deposit reserve ratio several times to help stimulate economic growth. It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for our solutions, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

We are a holding company and conduct substantially all of our business through our operating subsidiary and consolidated variable interest entities, which are limited liability companies established in China. We rely principally on dividends paid by our subsidiary for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses, if any. The payment of dividends by entities organized in China is subject to certain limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary, ChinaCache Beijing, is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, it is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if ChinaCache Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of ChinaCache Beijing to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Under China’s Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.

Pursuant to the Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued SAT Circular 82 in April 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. In July 2011, the State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82. Although SAT Circular 82 and the additional guidance apply only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from a public offering to make loans or additional capital contributions to our PRC subsidiary or consolidated variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company, we may make loans to our PRC subsidiary, ChinaCache Beijing, or consolidated variable interest entities, or we may make additional capital contributions to ChinaCache Beijing. Any loans to ChinaCache Beijing or consolidated variable interest entities are subject to PRC regulations. For example, loans by us to ChinaCache Beijing, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange.

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

Substantially all of our revenues and expenses are denominated in Renminbi. Under PRC laws, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange. Currently, our PRC subsidiary, ChinaCache Beijing, may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange. However, foreign exchange transactions by ChinaCache Beijing under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including the State Administration of Foreign Exchange. In particular, if ChinaCache Beijing borrows foreign currency loans from us or other foreign lenders, these loans must first be registered with the State Administration of Foreign Exchange. If ChinaCache Beijing, a wholly foreign-owned enterprise, borrows foreign currency, the accumulative amount of its foreign currency loans shall not exceed the difference between the total investment and the registered capital of ChinaCache Beijing. If we finance ChinaCache Beijing by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, the Ministry of Commerce or their respective local counterparts. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiary or consolidated variable interest entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

In August 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular No. 142, which regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign invested enterprise. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated SAFE Circular No. 59 in November 2010, which requires that the government authorities closely examine the authenticity of the settlement of net proceeds from offshore offerings and the net proceeds be settled in the manner described in the offering documents.  SAFE also promulgated SAFE Circular No. 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars could result in substantial monetary or other penalties.

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

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC eventually prevails in the proceedings, our independent registered public accounting firm and the other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from NASDAQ.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The State Administration of Foreign Exchange issued Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local branch of the State Administration of Foreign Exchange before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of raising funds from overseas to acquire assets of, or equity interest in, PRC companies. In addition, any PRC resident that is the beneficial owner of an offshore special purpose company is required to amend his or her registration with the local branch of the State Administration of Foreign Exchange, with respect to that offshore special purpose company in connection with any of its increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. The State Administration of Foreign Exchange has further issued a series of implementation guidance, including the most recent Notice of the State Administration of Foreign Exchange on Printing and Distributing the Rules for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 19, which became effective on July 1, 2011. Notice 19 standardized certain requirements of the registration process set forth in Circular 75. Any failure to comply with the above registration requirements could result in PRC subsidiaries being prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, the offshore parent company being restricted in its ability to contribute additional capital into its PRC subsidiaries, and other liabilities under PRC laws for evasion of foreign exchange restrictions.

Prior to our initial public offering in October 2010, our current PRC resident beneficial owners had made the necessary registrations as required under Circular 75.  Following our initial public offering, our founders, Song Wang and Jean Xiaohong Kou, established a trust to hold their shares in their personal offshore holding companies, which own our ordinary shares. Our founders and PRC resident beneficial owners have also amended their registrations under Circular 75 in connection with our initial public offering. We cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 75 or Notice 19; nor can we ensure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, ChinaCache Beijing, and consolidated variable interest entities, limit ChinaCache Beijing’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

We and our PRC resident employees who participate in our stock incentive plan are subject to these regulations.  We have registered our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan and 2010 Stock Incentive Plan with Beijing branch of SAFE on December 21, 2012.  We are currently in the process of registering our 2011 Share Incentive Plan with Beijing branch of SAFE. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Employee Stock Options Granted by Listed Companies.”

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on October 1, 2010, the market prices of our ADSs have ranged from US$3.50 to US$35.00 per ADS, and the last reported trading price on April 25, 2013 was US$3.64 per ADS.

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

•      intellectual property litigation;

•      general economic or political conditions in China and the U.S.; and

•      detrimental negative publicity about us, our products and services, our financial results or our compliance with applicable law.

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

We are a foreign private issuer and, as a result, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the U.S. Securities and Exchange Commission, or SEC. Under the Securities Exchange Act of 1934, or the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We must file our annual report within four months after the end of our fiscal year, which is December 31 of each year. We are not required to disclose detailed individual executive compensation information that is required to be disclosed by U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act and are not subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer are different than those imposed on U.S. domestic reporting companies, our shareholders should not expect to receive the same information about us and at the same time as the information received from, or provided by, U.S. domestic reporting companies.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our assets, the market value of our ADSs and ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”), for United States federal income tax purposes. Based on our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2012. However, if the value of our ADSs and ordinary shares does not increase, assuming our income and assets remain similar to what they were for the taxable year ended December 31, 2012, it is reasonably likely, though not assured, that we will be classified as a PFIC for the taxable year ending December 31, 2013. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and we must make a separate determination each year as to whether we are a PFIC (after the close of such taxable year). Accordingly, we cannot assure you that we will, or will not, be a PFIC for the current or any other taxable year.

Under U.S. federal tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—Certain United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information, see “Item 10.E. Additional Information—Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

In July 2008, we obtained control over Beijing Jingtian Technology Co., Ltd., or Beijing Jingtian, through contractual arrangements.

In October 2010, we completed our initial public offering and our ADSs commenced trading on the NASDAQ Global Market under the symbol “CCIH”.

In July 2011, we established ChinaCache Xin Run Technology (Beijing) Co., Limited, or Xin Run, a PRC-incorporated company,  primarily for the purpose of research and development activities.

Our principal executive offices are located at Section A, Building 3, Dian Tong Creative Square, No. 7  Jiuixianqiao North Road, Chaoyang District, Beijing, PRC.  Our telephone number at this address is +86 10 6408 4466.  We currently have ten branch offices in ten cities in China, namely, Beijing, Wuhan, Shanghai, Harbin, Shenzhen, Chengdu, Nanjing, Shenyang, Xi’an and Guangzhou. We have two subsidiaries outside of mainland China, namely ChinaCache North America, Inc., established in California, the United States, in August 2007, and ChinaCache Networks (Hong Kong) Limited, established in Hong Kong in April 2008.  Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.            Business Overview

We are the leading provider of internet content and application delivery total solutions in China, accounting for 50% of the market shares as measured by service revenues in 2012, according to iResearch. We provide a portfolio of services and solutions to businesses, government agencies and other enterprises to enhance the reliability and scalability of their online services and applications and improve end-user experience. Our nationwide service platform which consists of our network, servers and intelligent software, is designed to handle planned and unplanned peaks without significant upfront and ongoing capital outlay and other investments on the part of our customers.

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

Our Services and Solutions

We provide a portfolio of content and application delivery total solutions and solutions tailored to our customers’ needs to improve the performance and reliability of their online services and applications, without significant upfront and ongoing capital outlay and other investments on the part of our customers. In 2012, we further enhanced the technical sophistication of our content and application delivery total solutions by launching our “content-aware network service”, which integrates telecommunications network with internet applications.  Our content-aware network service is device-aware, network-aware and application-aware. Our content-aware network service is device-aware in the sense that we are able to identify each end user device and optimize data for consumption on such user’s iOS or Android mobile device.  Our content-aware network service is network-aware in that its capabilities enable us to determine what kind of network online content is going through, whether it is a fixed or mobile network, and whether data is traveling on a 2G, 3G and 4G. Our content-aware network service is application-aware in that through this service we can provide network services tailored to specific applications such as e-commerce and online video, which require different capabilities and resources.

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

ChinaCache Cloud Services

Our ChinaCache Cloud Services are designed to meet customer needs for cloud computing and network storage. The services provide high performance computing environment and elastic network storage, supported by our established content and application delivery network. Customers using our ChinaCache Cloud Services include, but not limited to, companies that operate internet social networks, online games, e-commerce or internet media.

Content Bridging Services

Our Content Bridging Services utilize our nationwide service platform interconnected with networks operated by all telecommunications carriers to “bridge” internet content exchanges amongst networks. Content Bridging Services effectively reduce cross traffic amongst carriers and significantly help improve end-user experience. Our primary target customers for Content Bridging Services are mobile telecommunications carriers.

Mobile Internet Solutions

Our mobile internet solution accelerates the delivery of internet content and applications to end-user devices in mobile networks, compared with traditional solutions that only cover the delivery within a fixed network. Additionally, this new solution adapts to end-user devices to deliver content that best fits the screen size, the type of device, and user behavior. The solution is designed to improve the end-user experience for mobile internet devices under various mobile networks, such as 2G, 3G and 4G.

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

•      All-around Application Acceleration Solution.  Our network service portfolio has expanded from external web site acceleration to the enterprise’s intranet connection, especially for multi-national companies that have globally distributed data hubs. Our service offering provides both secure and accelerated connections between these data hubs.

•      Cloud Extension Solution.  Cloud Extension is developed for cloud service providers to improve their service quality and end user experience. Our Cloud Extension Solution can provide security for cloud applications, and we are able to protect our customers’ data centers through our approximately 14,000 edge servers.

•      CC Index.  CC Index is China’s first analytics platform that provides internet users real-time data on traffic, bandwidth and usage habits, as well as other key statistics. We gather data on the internet landscape and usage patterns across the country, covering the fixed-line, Wi-Fi, 2G and 3G networks of various carriers. We believe that the analytics provided by CC Index are valuable to government agencies, major carriers and other ISPs as well as end-users looking to increase online speed and improve the overall web experience. CC Index also has 24-hour real-time data that provides additional analysis of internet speeds across China and is available at www.ccindex.cn, which  is a free service to the public.

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

Enterprises and E-commerce.  Our enterprise customers place importance on having their website give visitors from around the world a uniform experience, thereby projecting a consistent brand image. They also want to minimize or avoid interruptions or delays when implementing major promotions or other major events on their websites. We tailor our content and application delivery total solutions to address these needs, ensuring the same satisfactory internet experience for end-users throughout different parts of the world. Our enterprise solution also includes our Web Page Content Services, Rich Media Streaming Services and additional value-added services. Companies engaged in the fast-growing e-commerce sector in China face significant internet-related problems specific to China’s internet infrastructure. internet congestion may affect the performance of websites or otherwise reduce the operating efficiency, thereby frustrating consumers. In addition, e-commerce companies need to effectively control internet security risks. To address the needs of our e-commerce customers, we have designed our e-commerce solution to allow proactive monitoring and rapid response to security-related incidents and anomalies. Our server network is designed to reduce the possibility of a single point of failure and reduce the impact of security attacks. Our e-commerce solution typically includes our Guaranteed Application Services.

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

Customers and Customer Support

Our customer base has increased from 504 customers in 2010 to 1,265 active customers as of December 31, 2012 and includes some of China’s and the world’s leading companies in the areas of media, mobile internet, online game, e-commerce, internet and software, enterprises, financial institutions and government agencies.

In 2010, 2011 and 2012, our five largest customers contributed 33.5%, 31.6% and 22.6% of our total net revenues, respectively. We anticipate that our customer base will continue to grow and our customer concentration to decline as we acquire additional customers.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2010, 2011 and 2012, 86.0%, 81.0% and 83.2%, respectively, of our existing customers chose to renew their contract or enter into new contract with us.

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

Widely Deployed Servers and Dedicated Backbone

As of December 31, 2012, we deployed over 12,000 servers in China and over 1,700 servers overseas. In addition, we lease, through long-term contracts, dedicated optical fibers to serve as our private transmission backbone. Our private transmission backbone to connect directly to a significant portion of our nodes, designated as super nodes, each of which is interconnected with networks owned by different telecommunications carriers or ISPs. The private transmission backbone enhances the quality and scalability of our internet services and applications delivery.

The following map illustrates our network of servers in China as of December 31, 2012:

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2010, 2011 and 2012, 99%, 97% and 94%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

We have also deployed service nodes in 19 cities worldwide, with over 270 servers covering parts of Asia, North America, Western Europe, the Middle East and North Africa to allow our customers in China to distribute internet services and applications to end-users in those regions and vice versa. We have also obtained access to networks operated by international ISPs through contractual arrangements to further extend our services to other countries.

Technologies

Our content-aware network service, which we launched in 2012, have improved our capabilities of delivering content and application delivery total solutions.  Our content-aware network service is device-aware, network-aware and application-aware. Our content-aware network service is device-aware in the sense that we are able to identify each end user device and optimize data for consumption on such user’s iOS or Android mobile device.  Our content-aware network service is network-aware in that its capabilities enable us to determine what kind of network online content is going through, whether it is a fixed or mobile network, and whether data is traveling on a 2G, 3G or 4G mobile network. Our content-aware network service is application-aware in that through this service we can provide network services tailored to specific applications such as e-commerce and online video, which require different capabilities and resources.

Our key technologies include the following:

Request routing technology.  Our request routing technology routes client requests to an appropriate server for the delivery of content. Utilizing our proprietary Scalable Service Routing technology, we are able to use a set of metrics, such as network proximity, client perceived latency, distance and replica server load, to direct users to the most suitable servers that can best serve the request.  We have developed a system that can assess the link quality between users and our servers/nodes, so we can collect the quality topology of China internet and Global internet.

Content distribution and management technology.  Our content distribution and management technology includes content storage, content outsourcing, content delivery, and content management technologies. We have developed and deployed various software tools on our platform, such as Flexible Cache (FC), Purging, Configurations, and Log Configurations, to deliver caching, streaming and dynamic services.  We have also developed a system that meets the demand of governmental administration.

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

Intelligent Traffic Reduction Technology.  Our Intelligent traffic reduction technology, known as ITR, can deliver the same content over a mobile network with significantly less data transmitted than the same content delivered to a PC.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. Therefore, we intend to continue to devote a significant amount of time and resources to carrying out our market-oriented research and development efforts.

Our internal research and development team consisted of 362 engineers as of December 31, 2012, representing approximately 40% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services.    We send selected engineers in China to our research and development center in Silicon Valley on a regular basis for training purposes. Our North America research and development center in Silicon Valley focuses on developing our next-generation content-aware network services and provide additional resources for our North American customers.  It allows us to maintain close communications with international clients and also strengthens our ability to provide services overseas while also supporting the international business development goals of Chinese companies.  This research and development center’s research works mainly focus on technological developments in mobile internet, cloud computing and network safety and reliance.  With these efforts, in December 2012, we launched a new mobile internet solution to improve the delivery speed and visual quality for mobile internet users in China.  This end-to-end solution accelerates the delivery of internet content and applications to end-user devices in mobile networks, compared with traditional solutions that only cover the delivery within a fixed network. Additionally, this new solution adapts to end-user devices to deliver content that best fits the screen size, the type of device, and the user behavior. The solution is designed to improve the end-user experience for mobile internet devices under various mobile networks such as 2G, 3G and 4G.

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

Intellectual Property

As of the date of this annual report, we have 21 patents issued by, and 31 PRC patent applications and one PCT patent application pending with, the State Intellectual Property Offices of China, all relating to different aspects of content and application delivery service technologies. In addition, we have 14 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have two trademark registrations issued by, and 12 trademark applications pending with, the Trademark Bureau of the State Administration for Industry and Commerce covering our company name, logo and service.

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

Sales and Marketing

We have both domestic and international sales and marketing teams.  Our domestic sales and marketing team is primarily based in four regions in China, namely, Beijing, Shanghai and Guangzhou and Shenzhen. We also have overseas sales offices in Hong Kong and United States for international business.  We sell our services and solutions through our direct sales force and, to a lesser extent, sale agencies. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. We actively market our portfolio of services and solutions through our sales personnel. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaborations among our sales teams, product development teams and research and development teams to develop additional services and solutions that meet the needs of our customers.

During the second half of 2012, we restructured our sales organization into four sales units, with each of these sales units providing our services to a particular type of customers.  These four sales units are (1) internet companies, (2) large enterprises, (3) telecom operators, and (4) small to medium enterprises and government agencies. We believe this new sales structure has helped us to be more attuned to the distinct needs of different types of customers, and thereby deliver products and services which are more tailored to their specific situation.

We also utilize a variety of other methods to raise awareness of our company, our services and our brand. We promote our technologies and solutions to different types of customers, especially mobile internet and enterprise customers, in various ways, such as customer activities, media publicity and online coverage. For example, we sponsor seminars, conferences and special events, such as our US-China Internet Strategy Summit, to raise our profile with potential customers.  We also participate in events, such as Gamecom 2012 and CDN World Forum Asia, which are organized by third parties. Additionally, we collaborate with equipment vendors, software developers, internet solution providers and other companies to market our services. We release to the public various industry data and the China internet Report on a regular basis by collecting data from our CCIndex.  We also market our company through social media, such as weibo, wechat and APP. We have a special marketing team responsible for generating demand for our services and solutions and work with our other teams to secure new customers.

Additionally in 2012, we set up a product marketing team, which mainly focuses on product definition and product analysis.  It is also responsible for establishing and maintaining product quality monitoring system as well as leading the long term product strategy planning.  Internally, this team serves to collaborate sales, marketing and research and development teams to ensure a seamless communication.  Externally, it participates in promotion activities to enhance communications with customers.

Competition

In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology and FastWeb, which was acquired by 21Vianet in 2012. We believe that the principal competitive factors affecting the content and application delivery services market include:

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

Currently, Beijing Blue I.T. holds a Cross-Regional VAT license, issued by the MIIT with an effective term until October 17, 2017 under the first category of the “value-added telecommunications services.” As specified in this Cross-Regional VAT license, Beijing Blue I.T. is permitted to carry out the content and application delivery services and internet data center services across 79 cities in China. Beijing Blue I.T. also holds an ICP License with an effective term until December 10, 2017.  Beijing Jingtian holds an ICP License with an effective term until June 9, 2014.

PRC Business Tax and VAT

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, in 2012. It is planned that the pilot program will be expanded nationwide when conditions permit.

Effective in September 2012, 6% of value-added tax, or VAT, replaced the original 5% business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue IT.

Regulations on Internet Information Services

Beijing Blue I.T. operates a website, www.chinacache.com, to provide information related to its business. internet information services in China are primarily regulated by the MIIT. Pursuant to the applicable regulations, to engage in commercial internet information services, the service providers shall obtain a VAT license for internet information services, or an “ICP License.” Beijing Blue I.T. holds an ICP License, issued by the Beijing Telecommunications Administration Department, with an effective term until October 17, 2017.  Beijing Blue I.T.’s ICP License permits it to carry out commercial internet information services. Beijing Jingtian also has an ICP License issued by Beijing Telecommunications Administration Department, effective until June 9, 2014.

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

We conduct our businesses in China primarily through two sets of contractual arrangements.  In this regard, ChinaCache Beijing has contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders. Beijing Blue I.T. holds a Cross-Regional VAT license and currently owns all necessary trademarks and domain names in connection with our business covered by its VAT license. In the opinion of Han Kun Law Offices, our PRC legal counsel, each of the contracts under the contractual arrangements among our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

Circular 75 applies retroactively. PRC residents who have established or acquired control of the “special purpose vehicles” which have completed “round-trip investment” before the implementation of Circular 75 shall register their ownership interests or control in such “special purpose vehicles” with the local offices of the State Administration of Foreign Exchange before March 31, 2006. An amendment to the registration is required if there is a material change in the “special purpose vehicle,” such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.  Beginning in 2007, the State Administration of Foreign Exchange has issued a series of guidance to its local branches with respect to the operational process for foreign exchange registration, including the Notice of the State Administration of Foreign Exchange on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 19, which became effective on July 1, 2011.  Notice 19 standardized certain registration requirements under Circular 75. For example, the guidance imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local offices of the State Administration of Foreign Exchange in case there is any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other individuals.

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

Regulations on Employee Stock Options Granted by Listed Companies

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which was promulgated by SAFE in February 2012, PRC individuals who are granted shares or share options under a share incentive plan of a company listed on an overseas stock exchange are required to register with the SAFE or its local counterparts. Pursuant to the Stock Option Rules, PRC residents participating in the employee stock option plans of the overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participant must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent, the overseas entrusted institution or other material change. The PRC agents or the employers shall, on behalf of the PRC residents who have the right to exercise the employee stock options, apply annually to SAFE or its local offices for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents. In addition, the PRC agents shall file with SAFE or its local branches each quarter a form in relation to the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies.

On October 16, 2008, May 22, 2009, May 28, 2010 and June 20, 2011, we adopted our 2007, 2008 and 2010 Stock Incentive Plans and our 2011 Share Incentive Plan, respectively. Pursuant to these four plans, we issue employee stock options to our qualified employees and directors on a regular basis. In the application documents filed with the Beijing office of the State Administration of Foreign Exchange in connection with the registration of Mr. Song Wang’s and Ms. Jean Xiaohong Kou’s overseas investment in ChinaCache Holdings, it was indicated that approximately 7% of the share capital of ChinaCache Holdings are reserved for the employee stock options and service incentive shares. As of the date of this annual report, we have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing office of the State Administration of Foreign Exchange. After our initial public offering, we have advised our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with the relevant SAFE rules. We have registered our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan and 2010 Stock Incentive Plan with Beijing branch of SAFE on December 21, 2012.  We are currently in the process of registering our 2011 Share Incentive Plan with Beijing branch of SAFE. . The failure of our PRC stock options holders to complete their registration pursuant to Stock Option Rules and other foreign exchange requirements may subject us or our PRC stock options holders to fines and legal sanctions.

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

In addition, another notice issued by the State Administration for Foreign Exchange, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The State Administration for Foreign Exchange further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the State Administration for Foreign Exchange, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines. Furthermore, Circular 59, promulgated by SAFE on November 9, 2010, requires the governmental authority to closely examine the authenticity of settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceeds settled from offshore offerings shall be applied in the manner described in the offering documents.

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

C.            Organizational Structure

The following diagram sets out details of our subsidiaries and consolidated variable interest entities as of the date of this annual report:

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

Our contractual arrangements with our consolidated variable interest entities and their shareholders are described in further detail as follows:

Agreements that Provide Us Effective Control

Share Pledge Agreements.  Pursuant to the share pledge agreements entered into on September 23, 2005 among ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T., each shareholder pledged his or her equity interest in Beijing Blue I.T. to ChinaCache Beijing to secure Beijing Blue I.T.’s obligations under the exclusive business cooperation agreement with ChinaCache Beijing. Each shareholder also agreed not to transfer or create any new encumbrance adverse to ChinaCache Beijing on his or her equity interest in Beijing Blue I.T. without the prior written consent of ChinaCache Beijing. During the term of the share pledge agreement, ChinaCache Beijing is entitled to all the dividends declared on the pledged equity interest. If Beijing Blue I.T. fails to perform its contractual obligations, ChinaCache Beijing, as pledgee, will be entitled to certain rights, including the right to take possession and to dispose of the pledged equity interest. The share pledge agreements shall terminate once Beijing Blue I.T. fulfilled its obligations under the principal agreements between ChinaCache Beijing and Beijing Blue I.T., including the full payment of consulting and service fees and license fees under the principal agreements.

Pursuant to the share pledge agreements entered into on December 3, 2012 among ChinaCache Beijing, each shareholder of Beijing Jingtian, and Beijing Jingtian, which superseded the share pledge agreements entered into on July 31, 2008, each shareholder pledged his or her equity interest in Beijing Jingtian to ChinaCache Beijing to secure Beijing Jingtian’s obligations under the exclusive business cooperation agreement with ChinaCache Beijing. The other terms of the share pledge agreements are substantially the same as those of the share pledge agreements between ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T.

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

Pursuant to the irrevocable power of attorney entered into on July 31, 2008, each shareholder of Beijing Jingtian appointed ChinaCache Beijing or a person designated by ChinaCache Beijing as his or her attorney-in-fact to attend shareholders’ meetings and to vote on his or her behalf on all matters requiring shareholder approval. These powers of attorneys are substantially the same as those granted by each of the shareholders of Beijing Blue I.T. to ChinaCache Beijing.  On May 10, 2010, the board of directors and the shareholders of ChinaCache Beijing each approved resolutions whereby, among other things, all shareholder rights that ChinaCache Beijing has in Beijing Blue I.T. pursuant to the irrevocable powers of attorney executed by the shareholders of Beijing Blue I.T. on September 23, 2005, and all shareholder rights that ChinaCache Beijing has in Beijing Jingtian pursuant to the irrevocable powers of attorney executed by the shareholders of Beijing Jingtian on July 31, 2008, were re-assigned to ChinaCache Beijing’s shareholders or a party designated by ChinaCache Beijing’s shareholders.

Exclusive Option Agreements.  On September 23, 2005, ChinaCache Holdings entered into exclusive option agreements with Beijing Blue I.T. and each of its two shareholders, Mr. Song Wang and Ms. Jean Xiaohong Kou. Such agreements were amended and supplemented on May 10, 2010. Pursuant to these agreements, the shareholders irrevocably granted ChinaCache Holdings or its designated representative an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Beijing Blue I.T. The consideration in excess of the outstanding loan amount when received by the shareholders upon the exercise of the exclusive option is required to be remitted to ChinaCache Beijing in accordance with PRC law. The shareholders must remit any funds received from Beijing Blue I.T. to ChinaCache Beijing in the manner permitted under PRC law, in the event that any distributions are made by Beijing Blue I.T. pursuant to any written consents by ChinaCache Holdings. ChinaCache Holdings or its designated representative has sole discretion to decide when to exercise the option and whether in part or in full. The term of these agreements is 10 years and will expire on September 23, 2015. The agreements may be renewed for an additional 10 years at ChinaCache Holdings’ sole discretion, and the times of such renewals are unlimited.

On December 3, 2012, ChinaCache Beijing entered into exclusive option agreements with Beijing Jingtian and each of its two shareholders, Ms. Xinxin Zheng and Ms. Huiling Ying, which superseded the exclusive option agreements entered into on July 31, 2008 and their supplementary agreements entered into on May 10, 2010.  Pursuant to the exclusive option agreements, the shareholders irrevocably granted ChinaCache Beijing or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest in Beijing Jingtian. ChinaCache Beijing has sole discretion to decide when to exercise the option and whether in part or in full. The term of these exclusive option agreements is 10 years and will expire on December 3, 2022.  The term of the agreements may be renewed at ChinaCache Beijing’s sole discretion. Other terms of the exclusive purchase option agreement with Beijing Jingtian are substantially the same as those of the agreement between ChinaCache Holdings and Beijing Blue I.T.

Agreements that Transfer Economic Benefits to Us or Absorb Losses

Exclusive Business Cooperation Agreement.  Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T. entered into on September 23, 2005, ChinaCache Beijing agreed to provide Beijing Blue I.T. with exclusive business support and technical and consulting services, including technical services, business consultations, intellectual property licensing, equipment or property leasing, marketing consultancy, system integration, research and development, and system maintenance in return for fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests to any intellectual properties or technologies arising out of or created during the performance of this agreement. Pursuant to the exclusive business cooperation agreement, ChinaCache Beijing and Beijing Blue I.T. entered into the exclusive technical consultation and training agreement and exclusive technical support and service agreement (both described below), under which service fees are paid by Beijing Blue I.T. to ChinaCache Beijing. The term of the exclusive business cooperation agreement is 10 years and expires on September 23, 2015. Prior to this agreement’s and subsequent agreements’ expiration dates, ChinaCache Beijing can at its sole discretion renew at a term of its choice through written confirmation.

The exclusive business cooperation agreement dated July 31, 2008 between ChinaCache Beijing and Beijing Jingtian contains terms substantially similar to those of the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T.

Exclusive Technical Consultation and Training Agreement.  On September 23, 2005, ChinaCache Beijing and Beijing Blue I.T. entered into an exclusive technical consultation and training agreement. Under this agreement, ChinaCache Beijing agreed to provide Beijing Blue I.T. with evaluation and analysis of Beijing Blue I.T.’s research and development system, process and results of operations, and training service. In return, Beijing Blue I.T. agreed to pay ChinaCache Beijing service fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests arising out of or created during the performance of this agreement, whether by ChinaCache Beijing or Beijing Blue I.T., including but not limited to, patent, copyright, and know-how property. The initial term of this agreement was five years and it was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010 which will expire on September 23, 2015. The term can be extended at the sole discretion of ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Exclusive Technical Support and Service Agreement.  Pursuant to the exclusive technical support and service agreement between ChinaCache Beijing and Beijing Blue I.T., entered into on September 23, 2005, ChinaCache Beijing has the exclusive right to provide Beijing Blue I.T. with technical support and services, including but not limited to, research and development of technology, daily maintenance, monitoring, testing and malfunction resolution of Beijing Blue I.T.’s equipment, and consultation on Beijing Blue I.T.’s network equipment, products and software. In return, Beijing Blue I.T. agreed to pay ChinaCache Beijing service fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests arising out of or created during the performance of this agreement, whether by ChinaCache Beijing or Beijing Blue I.T., including but not limited to, patent, copyright, and know-how property. The initial term of this agreement was five years and it was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010 which will expire on September 23, 2015. The term can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Equipment Leasing Agreement.  Under the equipment leasing agreement between ChinaCache Beijing and Beijing Blue I.T. dated September 23, 2005, ChinaCache Beijing agreed to lease its equipment to Beijing Blue I.T. and Beijing Blue I.T. agreed to pay the rent within five business days of the first month of each quarter. Beijing Blue I.T. can only use the equipment to conduct business according to its authorized business scope. The initial term of this agreement was five years. The agreement may be renewed at ChinaCache Beijing’s sole discretion. The agreement was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010 which will expire on September 23, 2015. The term can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Loan Agreements.  Each shareholder of Beijing Blue I.T. entered into a loan agreement on September 23, 2005 and a supplementary agreement on May 10, 2010 with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of providing capital to Beijing Blue I.T. to develop its business. In addition, ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Blue I.T. to be used for the operations of Beijing Blue I.T. The term of the loan agreement is ten years and expires on September 23, 2015.  The term of the loan agreement may be extended upon mutual written consent of the parties. The method of repayment shall be at the sole discretion of ChinaCache Holdings and the proceeds from the transfer of the shareholder’s equity interest in Beijing Blue I.T. to ChinaCache Holdings or another person designated by ChinaCache Holdings as permitted under PRC law shall be used to repay the loan. The shareholders shall repay the loans immediately upon certain events, including the shareholder leaving our employment, a third-party filing a claim against the shareholder which exceeds RMB100,000 or ChinaCache Holdings exercising its option to purchase the shareholder’s equity interest in Beijing Blue I.T. pursuant to the exclusive option agreement described above. Each loan agreement contains a number of covenants that restrict the actions the shareholders can take or cause Beijing Blue I.T. to take. For example, these covenants provide that the shareholder will:

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

Each shareholder of Beijing Jingtian entered into a loan agreement on July 31, 2008, which was supplemented on May 10, 2010 and December 3, 2012 with ChinaCache Beijing. Pursuant to these agreements, ChinaCache Beijing provided an interest-free loan of RMB4.3 million to each of the two shareholders of Beijing Jingtian, Ms. Xinxin Zheng and Ms. Huiling Ying, for their investment in the registered share capital of Beijing Jingtian. The other terms of these agreements are substantially the same as those of the loan agreement and supplementary agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T.  The term of these loan agreements is ten years from the date of execution. Such agreement can be extended upon mutual written consent of ChinaCache Beijing and the two shareholders of Beijing Jingtian. ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Jingtian to be used for the operations of Beijing Jingtian and agreed to forego the right to seek repayment in the event that the shareholders of Beijing Jingtian are unable to repay such funding, to the extent permitted by PRC law.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•      the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations;

•      each and all of the contracts under the contractual arrangements among our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•      the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits.

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

Pursuant to a Termination Agreement, dated December 26, 2011 (the “Termination Agreement”), by and among our company, ChinaCache Beijing, Shanghai JNet and the Shanghai JNet shareholders, namely, Mr. Robert Yong Sha, our former chief financial officer, Ms. Huiling Ying, Mr. Hao Yin, our former chief scientist, Mr. Yongkai Mei and Ms. Xiurong Mei, our company, ChinaCache Beijing, Shanghai JNet and the Shanghai JNet shareholders agreed that the contractual arrangements among ChinaCache Beijing, Shanghai JNet and the Shanghai JNet shareholders, through which we had previously exercised effective control over Shanghai JNet and received substantially all of the economic benefits and incurred substantially all of the losses of Shanghai JNet, would be terminated upon the signing of the Termination Agreement.

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

The Termination Agreement also provided, among other things, that (i) the shares of Shanghai JNet be transferred from the nominee shareholders back to Mr. Mei Yongkai, (ii) ChinaCache Beijing waived the outstanding loan receivable balances of RMB48.7 million from Mr. Mei and Ms. Mei, and (iii) Sundream Holdings Limited and Smart Asia Holdings Limited, or the Sellers, agreed to waive the remaining acquisition consideration of US$7.1 million and the post-acquisition settlement consideration of US$2.8 million.

See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Sale and Disposal of Shanghai JNet” for more information on the loans which had been extended by Shanghai JNet to Mr. Mei and Ms. Mei and the disposition of JNet Holdings. From January 1, 2011 to when the loans to Mr. Yongkai Mei and Ms. Xiurong Mei ceased to be outstanding on December 26, 2011, the largest amounts due under these loans were RMB56.2 million and RMB2.8 million, respectively. These loans to Mr. Yongkai Mei and Ms. Xiurong Mei were unsecured and interest-free.

D.            Property, Plants and Equipment

Our headquarters is located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuixianqiao North Road, Chaoyang District, Beijing 100015, PRC, where we lease approximately 7,188 square meters of office space.  As of December 31, 2012, our other offices in mainland China occupied an aggregate of 2,848 square meters of leased space, and we also leased an aggregate of 8,854 square feet in the U.S. and Hong Kong.

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

A.            Operating Results

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had 504, 775 and 1,265 active customers as of December 31, 2010, 2011 and 2012, respectively. With the growth of our customer base and the diversification of our customers, our customer concentration level has decreased over the years. Revenues from our top five customers accounted for 33.5%, 31.6% and 22.6% of our total net revenues in 2010, 2011 and 2012, respectively. We anticipate that our customer base will continue to grow and diversify.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our overall customer mix improved in 2011 and 2012 as compared to prior years due to an increase in the number of high-value customers. Historically, customers from the internet and software industries contributed a significant portion of our revenues, but on average such customers generally generated lower revenues. Since 2010, we shifted focus to increase our sales to high-value mobile internet, enterprise customers and e-commerce customers. In 2011, sales in mobile internet significantly increased and contributed to our better gross profit margin in 2011 than 2010.  In 2012, while the sales from mobile internet stabilized, we engaged a larger number of enterprise customers to further improve our customer mix and gross margin. Gross margin as a result improved in 2012 as compared with prior years of 2010 and 2011. We intend to attract and retain more high-value customers to increase our revenues and gross margins.

Selling price

We operate in a competitive market and we face pricing pressure for our services. We typically charge customers on a per-gigabit per-second basis for the bandwidth usage or per-gigabyte basis for traffic volume used. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. In recent years, the selling prices for our services have declined. The price erosion was partially due to price discounts granted at the outset of the arrangement to customers with large contractual service commitments. Furthermore, increased competition has also caused price declines. We expect that we will continue experiencing pricing pressure in the future and thus we must reduce our cost of revenues to offset the price decline and to maintain and increase our gross profit.

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues decreased from 69.7% in 2010 to 68.8% in 2012, primarily as a result of the decrease of depreciation of property and equipment, partially offset by the increase of our procurement costs for bandwidth due to business expansion. We plan to devote significant resources to enhancing the efficiency of our operations and in particular to increasing the scalability of our bandwidth usage. However, if we fail to continue to effectively reduce our cost of revenues, our profitability and competitiveness will be adversely affected.

A significant component of our cost of revenues is the depreciation of our network equipment, which is related to our capital expenditures. We had capital expenditures of RMB77.3 million RMB56.7 million RMB88.7 million (US$14.2 million) in 2010, 2011 and 2012, respectively. We make our investment decisions based upon evaluation of a number of factors, such as the amount of bandwidth and storage that our customers may demand, the cost of the physical network equipment required to meet such requirements and the forecasted capacity utilization of our network. If we over-estimate or under-estimate future demand for our services, our results of operations may suffer.

Components of Results of Operations

Revenues

In 2010, 2011 and 2012, we generated net revenues of RMB395.1 million, RMB618.4  million and RMB813.7 million (US$130.6 million), respectively.

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

The number of our active customers has steadily grown in the past three years, from 504 as of December 31, 2010 to 775 as of December 31, 2011 and to 1,265 as of December 31, 2012.  We categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. We experienced strong growth in sales to customers in the mobile internet, internet and software, enterprises and e-commerce industry groups in 2010, 2011 and 2012. During any given period, a relatively small number of customers typically accounts for a significant percentage of our total net revenues.

We were subject to PRC businesses taxes and related surcharges at rates between 3% to 5% on our revenues related to certain types of services that we provide. Our revenues are presented net of such business taxes in the same period in which the related revenues are recognized.

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, but has since been expanded to eight additional regions, including, among others, Beijing, in 2012. It is planned that the pilot program will be expanded nationwide when conditions permit.

Effective in September 2012, 6% of value-added tax, or VAT, replaced the original 5% business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue IT.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues
Third party customers	395,057	100.0%	618,422	100.0%	801,189	128,600	98.5%
A related party customer	—	—	—	—	12,543	2,013	1.5%
Total Net Revenues	395,057	100.0%	618,422	100.0%	813,732	130,613	100.0%
Cost of revenues(1)(2)
Bandwidth, co-location and storage fees	184,237	46.6%	341,844	55.3%	468,783	75,245	57.6%
Depreciation of network equipment	55,059	13.9%	63,854	10.3%	51,911	8,332	6.4%
Payroll and other compensation costs of network operations personnel	25,764	6.5%	17,837	2.9%	25,427	4,081	3.1%
Other cost of revenues	10,395	2.6%	9,201	1.5%	13,339	2,142	1.6%
Total cost of revenues	275,455	69.6%	432,736	70.0%	559,460	89,800	68.7%
Operating expenses(1)
Sales and marketing expenses	73,125	18.5%	72,040	11.6%	87,597	14,060	10.8%
General and administrative expenses	45,037	11.4%	57,308	9.3%	106,115	17,033	13.0%
Research and development expenses	28,692	7.3%	40,952	6.6%	68,523	10,999	8.4%
Post-acquisition settlement consideration	37,858	9.6%	7,158	1.2%	—	—	—
Total operating expenses	184,712	46.8%	177,458	28.7%	262,235	42,092	32.2%

(1)   Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	11,353	15.7%	4,047	15.0%	2,896	465	18.0%
Sales and marketing expenses	27,122	37.6%	9,669	35.9%	6,917	1,110	43.0%
General and administrative expenses	21,703	30.1%	8,968	33.3%	3,219	517	20.0%
Research and development expenses	11,984	16.6%	4,272	15.8%	3,056	491	19.0%
Total share-based compensation expenses included in cost of revenues and operating expenses	72,162	100.0%	26,956	100.0%	16,088	2,583	100.0%

(2)   Includes amount to a related party of nil, nil and RMB4.1 million (US$0.7 million) for the year ended December 31, 2010, 2011 and 2012, respectively.

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

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2010, 2011 and 2012, 99%, 97% and 94%, respectively, of our bandwidth, co-location and data storage were purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consists of the depreciation associated with our network servers and optical fiber cables that serve as our private transmission backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an unrelated third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million (US$1.9 million) in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Depreciation of network equipment and amortization of acquired intangible assets increased from RMB55.1 million in 2010 to RMB63.9 million in 2011 and decreased to RMB51.9 million in 2012. Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB77.3 million, RMB56.7 million and RMB88.7 million (US$14.2 million) in 2010,  2011 and 2012, respectively.

Our cost of revenues increased from RMB275.5 million in 2010 to RBM432.7 million in 2011 and to RMB559.5 million  (US$89.8 million) in 2012. Our cost of revenues as a percentage of our total net revenues increased from 69.7% in 2010 to 70.0% in 2011 and decreased to 68.8% in 2012. The decrease from 2010 to 2012 in terms of percentage was primarily due to the decrease of depreciation of property and equipment, partially offset by the increase of our procurement costs for bandwidth due to business expansion. Overall, we expect that our cost of revenues will increase as we expand our operations; however, such increase is likely to be partially offset by lower fixed costs per unit as we strive to reduce the per unit costs for bandwidth, co-location and storage fees and as we continue to enhance the efficiency of our operations.

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

Our sales and marketing expenses as a percentage of our total net revenues decreased from 18.5% for the year ended December 31, 2010 to 11.6% for the year ended December 31, 2011 and to 10.8% for the year ended December 31, 2012. Going forward, we expect our sales and marketing expenses to continue to increase in absolute amount as we expand our business.

General and Administrative Expenses.  Our general and administrative expenses primarily consist of the following:

•      salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•      depreciation of facilities and office equipment; and

•      professional service expenses.

Our general and administrative expenses increased from RMB45.0 million for the year ended December 31, 2010 to RMB57.3 million for the year ended December 31, 2011 and to RMB106.1 million for the year ended December 31, 2012.

As a percentage of our total net revenues, our general and administrative expenses decreased from 11.4% for the year ended December 31, 2010 to 9.3% for the year ended December 31, 2011, and increased to 13.0% for the year ended December 31, 2012. We expect that our general and administrative expenses in absolute amount will continue to increase as we incur additional costs in connection with the growth of our business and associated ongoing and increased costs of being a public company, including additional costs in connection with improvements to our internal control.

Research and Development Expenses.  Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses as a percent of our total net revenues decreased from 7.3% for the year ended December 31, 2010, to 6.6% for the year ended December 31, 2011, and to 8.4% for the year ended December 31, 2012. We anticipate that our research and development expenses will continue to increase as we devote more resources to developing and improving technologies to enhance our service offerings and improve operating efficiencies.

Sale and Disposal of Shanghai JNet

Pursuant to a Share Purchase and Sale Agreement, dated December 20, 2007 (the “Purchase Agreement”), entered into by and among our company, Sundream Holdings Limited, Smart Asia Holdings Limited, JNet Holdings, Shanghai JNet, a PRC company and an affiliate of JNet Holdings which is principally engaged in the provision of telecommunications value-added services in China, Mei Yongkai, Mei Xiurong and certain other parties thereto, in January 2008, we acquired 100% of the equity interest in JNet Holdings from its shareholders, Sundream Holdings Limited and Smart Asia Holdings Limited (together, the “Sellers”), and obtained control over Shanghai JNet through contractual arrangements with Shanghai JNet and its shareholders. We refer to JNet Holdings and Shanghai JNet collectively as JNet Group.  Sundream Holdings Limited is wholly owned by Mr. Yongkai Mei, and Smart Asia Holdings Limited is wholly owned by Ms. Xiurong Mei. Sundream Holdings Limited, Smart Asia Holdings Limited, Mr. Yongkai Mei and Ms. Xiurong Mei were third parties unrelated to us prior to our acquisition of JNet Holdings, and all transactions related to the acquisition of JNet Holdings were conducted on an arm’s-length basis.

From 2008 to February 2010, we paid a portion of the acquisition consideration to the Sellers as follows: (i) we issued the Sellers an aggregate of 5,566,955 of our ordinary shares in 2008, (ii) we paid an aggregate of US$5.3 million to Sundream Holdings Limited in 2008 and 2009, (iii)  we paid an aggregate of US$0.5 million to Smart Asia Holdings Limited in 2008 and 2009, and (iv) we paid an aggregate of US$1.0 million to the Sellers in February 2010.  The treatment of the remaining acquisition consideration which our company was to pay in installments as set forth in the Purchase Agreement was subsequently renegotiated between the Sellers and our company as set forth in the following paragraphs.

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

We incurred additional expenses in the amount of RMB37.9 million and RM7.2 million during 2010 and 2011, respectively, associated with the Supplementary Agreement we entered into with the sellers of JNet Holdings.

On December 26, 2011, we entered into an agreement (the “Settlement Agreement”) with the Sellers, Mr. Mei Yongkai and Ms. Mei Xiurong whereby, among other things, (i) the Sellers agreed to waive our company’s obligation to pay the remaining consideration due to them under the Purchase Agreement and the Supplementary Agreement, which as of December 26, 2011 consisted of US$7.1 million plus a remaining payment of US$2.8 million which was calculated based on the 2011 actual and 2012 estimated pre-tax operating income of Shanghai JNet (the “Waiver”), and (ii) the parties agreed that following the Waiver, our company shall have no further payment or other obligations due to the Sellers and/or Mei Yongkai and Mei Xiurong under the Purchase Agreement and any amendments and supplementary agreements thereto, including the Supplementary Agreement.

Also on December 26, 2011, our company, ChinaCache Beijing, Shanghai JNet, Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Mr. Yongkai Mei and Ms. Xiurong Mei entered into the Termination Agreement.  See “Item 4.C—Information on the Company—Organizational Structure—Termination of Contractual Arrangements with Shanghai JNet” for more information.  As a result of the termination of contractual arrangements between our company and Shanghai JNet on December 26, 2011, we ceased to exercise effective control over Shanghai JNet and receive substantially all of the economic benefits and incur substantially all of the losses of Shanghai JNet, and accordingly, as of December 31, 2011, we deconsolidated Shanghai JNet.  In 2011, a gain of RMB30.7 million was recognized on the disposal of Shanghai JNet.  Shanghai JNet contributed 2.0% and 1.6% of our total net revenues in 2010 and 2011, respectively.

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

Revenue Recognition

We provide a portfolio of content and application delivery total solutions, including web page content services, file transfer services, rich media streaming services, guaranteed application delivery, managed internet data services, cloud services, content bridging services, mobile internet solution and value-added services to its customers to improve the performance, reliability and scalability of their online services and applications. Consistent with the criteria of Staff Accounting Bulletin No. 104, “Revenue Recognition,” we recognize revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

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

Fair Value of Financial Instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payable, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The redeemable convertible preferred shares are initially recognized based on residual proceeds after allocation to the detachable redeemable convertible preferred shares warrants at fair value, if applicable. Post-acquisition settlement consideration relating to the acquisition of JNet Group is initially measured at fair value on the date of the related supplementary agreement and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. We, with the assistance of an independent third party valuation firm, determined the estimated fair value of its redeemable convertible preferred shares, post-acquisition settlement consideration and available-for-sale investments that are recognized in the consolidated financial statements.

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

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. To comply with these foreign ownership restrictions, we operate our business in China through our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian, which are wholly owned by PRC citizens. Beijing Blue I.T. and Beijing Jingtian hold the licenses and approvals that are required to operate our business. The Company and ChinaCache Beijing have entered into a series of contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their shareholders. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.” As a result of these contractual agreements, we have the substantial ability to control Beijing Blue I.T. and Beijing Jingtian and receive substantially all the profits and absorb all the expected losses of Beijing Blue I.T. and Beijing Jingtian. Therefore we are considered the primary beneficiary of Beijing Blue I.T. and Beijing Jingtian. Accordingly, Beijing Blue I.T. and Beijing Jingtian are our VIEs under U.S. GAAP and we consolidate their results in our consolidated financial statements. We have confirmed with our PRC legal counsel on the compliance and validity of such ownership structure with PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control Beijing Blue I.T. and Beijing Jingtian might preclude us from consolidating Beijing Blue I.T. and Beijing Jingtian in the future.

Impairment of Long-lived Assets and Intangible Assets

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate potential impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

There were no impairment charges been provided associated with our long-lived assets and intangible assets for the year ended December 31, 2010, 2011 and 2012.

Post-Acquisition Settlement Consideration

We entered into a supplementary agreement with JNet Holdings’ selling shareholders on January 28, 2010. Pursuant to the supplementary agreement, ChinaCache Holdings will supplementally pay out quarterly all of Shanghai JNet’s 2010, 2011 and 2012 pre-tax income (“earn-out liabilities”) to JNet Holdings’ selling shareholders. During 2010 and 2011, we recorded expense of RMB37.9 million and RMB7.2 million, respectively, related to this settlement (see “—Key Factors Affecting Our Results of Operations—Acquisitions”), of which RMB18.8 million and nil, respectively, was related to the estimation of the contingent payout obligation related to these earn-out liabilities. The supplemental payments under the supplemental agreement were waived in connection with our disposal of Shanghai JNet in December 2011.

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

Disposal of Shanghai JNet

Pursuant to the Termination Agreement, our company, ChinaCache Beijing, Shanghai JNet and the Shanghai JNet shareholders agreed, among other things, that the contractual arrangements among ChinaCache Beijing, Shanghai JNet and the Shanghai JNet shareholders through which our company had exercised effective control over Shanghai JNet, received substantially all of the economic benefits and incurred substantially all of the losses of Shanghai JNet , and had an exclusive option to purchase all of the equity interest in Shanghai JNet when and to the extent permitted under PRC law, would be terminated.  See “Item 4.C—Information on the Company—Organizational Structure—Termination of Contractual Arrangements with Shanghai JNet” for more information. Concurrently with the Termination Agreement, on December 26, 2011, we entered into the Settlement Agreement with the Sellers, Mr. Mei Yongkai and Ms. Mei Xiurong.  Under the Settlement Agreement, among other things, (i) the Sellers agreed to waive our company’s obligation to pay the remaining consideration due to them under the Purchase Agreement and the Supplementary Agreement, which as of December 26, 2011 consisted of US$7.1 million plus a remaining payment of US$2.8 million which was calculated based on the 2011 and 2012 pre-tax operating earnings of Shanghai JNet (the “Waiver”), and (ii) the parties agreed that following the Waiver, our company shall have no further payment or other obligations due to the Sellers and/or Mei Yongkai and Mei Xiurong under the Purchase Agreement and any amendments and supplementary agreements thereto, including the Supplementary Agreement.  See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Sale and Disposal of Shanghai JNet” for more information.

The Termination Agreement resulted in the deconsolidation of Shanghai JNet from our consolidated results of operations.  A gain on disposal of Shanghai JNet of RMB30.7 million was recognized in 2011 as a result and is included as part of discontinued operations, where we have reclassified Shanghai JNet’s results of operations.

Available-for-sale investments

We have classified our investments in convertible redeemable preferred shares of an unlisted company and mutual funds as available-for-sale in accordance with ASC320-10, Investments — Debt and Equity Securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income except for an other-than-temporary impairment, which would be charged to current period earnings.

Dividend and interest income, including the amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

Income Taxes

We follow the liability method in accounting for income taxes in accordance with ASC topic 740 (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

We adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.  We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “interest expense” and “other expenses,” respectively, in the consolidated statements of comprehensive income (loss).

Share-based Compensation

We account for share options issued to employees in accordance with ASC topic 718, or ASC 718, “Compensation-Stock Compensation.” In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees classified as equity awards are recognized in the financial statements over their requisite service period based on their grant date fair values. All grants of shares options to employees classified as liability awards are remeasured at the end of each reporting period with any fair value adjustments recorded to the current period expenses. We have elected to recognize compensation expenses using the accelerated method for our share options granted.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2010, 2011 and 2012, we estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

.We account for share options issued to non-employees in accordance with the provisions of ASC 718 and ASC sub-topic 505-50, or ASC 505-50, “Equity: Equity-Based Payment to Non-employees.” For the awards granted to non-employees, we will record compensation expenses equal to the fair value of the share options at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

We, with the assistance of an independent third party valuation firm, determined the estimated fair values of the share options granted to employees and non-employees using the binomial option pricing model.

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

Hong Kong

Our subsidiary in Hong Kong, ChinaCache Network (Hong Kong) Limited, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. ChinaCache Network (Hong Kong) Limited had no assessable profits during the years ended December 31, 2010, 2011 and 2012, and accordingly we have made no provision for its income tax.

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

Beijing Jingtian and Beijing Blue I.T. are both currently subject to the statutory tax rate of 25%.  From 2010 to the year ended December 31, 2012, ChinaCache Beijing was subject to a statutory tax rate of 15% due to its having received “high and new technology enterprise strongly supported by the State” status from the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation on December 24, 2010. Beijing Blue I.T. had previously been entitled to a lower 15% corporate income tax rate from 2008 through 2010, due to its having received “high and new technology enterprise” status from the Beijing Science and Technology Commission, Beijing Municipal Bureau, Beijing State Tax Bureau and Beijing Local Tax Bureau in December 2008. In January 2011, Beijing Blue I.T. lost “high and new technology enterprise” status, and the accompanying lower corporate income tax rate, as we did not make a timely renewal of such qualification.

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and have been expanded to eight additional regions, including, among others, Beijing, in 2012. The pilot program will also be expanded nationwide when conditions permit.

All services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue IT fall within the scope of the pilot program, and beginning in September 2012, revenue generated by these services are subject to VAT instead of business tax.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues:
Third party customers	395,057	100.0%	618,422	100%	801,189	128,600	98.5%
A related party customer	—	—	—	—	12,543	2,013	1.5%
Total Net revenues	395,057	100.0%	618,422	100%	813,732	130,613	100.0%
Cost of revenues(1)(2)	(275,455)	(69.7)%	(432,736)	(70.0)%	(559,460)	(89,800)	(68.8)%
Gross profit	119,602	30.3%	185,686	30.0%	254,272	40,813	31.2%
Operating expenses:(1)
Sales and marketing expenses(1)	(73,125)	(18.5)%	(72,040)	(11.6)%	(87,597)	(14,060)	(10.8)%
General and administrative expenses(1)	(45,037)	(11.4)%	(57,308)	(9.3)%	(106,115)	(17,033)	(13.0)%
Research and development expenses(1)	(28,692)	(7.3)%	(40,952)	(6.6)%	(68,523)	(10,999)	(8.4)%
Post-acquisition settlement consideration	(37,858)	(9.6)%	(7,158)	(1.2)%	—	—	—
Total operating expenses	(184,712)	(46.8)%	(177,458)	(28.7)%	(262,235)	(42,092)	(32.2)%
Operating (loss)/income	(65,110)	(16.5)%	8,228	1.3%	(7,963)	(1,279)	(1.0)%
Interest income	487	0.1%	2,233	0.4%	1,844	296	0.2%
Interest expense	(664)	(0.2)%	(1,254)	(0.2)%	(1,340)	(215)	(0.2)%
Other expense/(income)	3,007	0.8%	(5,165)	(0.8)%	(1,758)	(282)	(0.2)%
Foreign exchange loss, net	(4,963)	(1.3)%	(4,411)	(0.7)%	(1,481)	(238)	(0.2)%
Loss from continuing operations before income taxes	(67,243)	(17.0)%	(369)	(0.1)%	(10,698)	(1,718)	(1.3)%
Income tax benefit/(expense)	10,904	2.8%	(11,145)	(1.8)%	(6,293)	(1,010)	(0.8)%
Net loss from continuing operations	(56,339)	(14.2)%	(11,514)	(1.9)%	(16,991)	(2,728)	(2.1)%
Income from discontinued operations (including gain on disposal of Shanghai JNet)	592	0.1%	31,977	5.2%	—	—	—
Net (loss)/income attributable to ordinary shareholders	(55,747)	(14.1)%	20,463	3.3%	(16,991)	(2,728)	(2.1)%

(1)         Includes share-based compensation expenses as follows:

	For the Year Ended December 31
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	11,353	4,047	2,896	465
Sales and marketing expenses	27,122	9,669	6,917	1,110
General and administrative expenses	21,703	8,968	3,219	517
Research and development expenses	11,984	4,272	3,056	491
Total share-based compensation expense included in cost of revenues and operating expenses	72,162	26,956	16,088	2,583

(2)   Includes amount to a related party of nil, nil and RMB4.1 million (US$0.7 million) for the year ended December 31, 2010, 2011 and 2012, respectively.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues

Our net revenues increased by 31.6% from RMB618.4 million for the year ended December 31, 2011 to RMB813.7 million (US$130.6 million) for the year ended December 31, 2012. The increase was priminarily due to the increase in the number of active customers, partially offset by the decline in average revenue per customer. The number of our active customers increased by 63.2% from 775 as of December 31, 2011 to 1,265 as of December 31, 2012. The average revenue per customer, however, declined by 20.6% from RMB798,000 in 2011 to RMB633,000 (US$102,000) in 2012. In terms of revenues contributed by industry groups, we had significant growth from:

•                  companies in the enterprises and e-commerce industries (revenues increased by 43.3% to RMB230.4 million (US$37.0 million));

•                  media and entertainment industry (revenues increased by 28.2% to RMB245.7 million (US$39.4 million)); and

•                  mobile internet industry (revenues increased by 35.5% to RMB142.4 million (US$22.9 million)).

Cost of Revenues

Our cost of revenues increased by 29.3% from RMB432.7 million for the year ended December 31, 2011 to RMB559.5 million (US$89.8 million) for the year ended December 31, 2012. The increase was primarily due to an increase in our bandwidth, co-location and storage fees of RMB126.9 million (US$20.4 million), as well as an increase of our payroll and other compensation costs of network operations personnel of RMB7.6 million (US$1.2 million), partially offset by a decrease in depreciation of network equipment and amortization of intangible assets of RMB11.9 million (US$1.9 million). Cost of revenues included share-based compensation expenses of RMB2.9 million (US$0.5 million) for the year ended December 31, 2012, compared to RMB4.0 million for the year ended December 31, 2011.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2011	2012	2012
	RMB	RMB	US$
	(in thousands)	(in thousands)	(in thousands)
Bandwidth, co-location and storage fees	341,844	468,783	75,245
Depreciation of network equipment and amortization of acquired intangible assets	63,854	51,911	8,332
Payroll and other compensation costs of network operations personnel	17,837	25,427	4,081
Other cost of revenues	9,201	13,339	2,141
Total cost of revenues	432,736	559,460	89,799

Operating Expenses

Our operating expenses increased from RMB177.5 million for the year ended December 31, 2011 to RMB262.2 million (US$42.1 million) for the year ended December 31, 2012. This increase resulted from the increases in all of our operating expense line items. We expect our operating expenses to increase as we expand our business.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 21.6% from RMB72.0 million for the year ended December 31, 2011 to RMB87.6 million (US$14.1 million) for the year ended December 31, 2012, primarily due to an increase in salary expenses of RMB10.7 million (US$1.7 million) due to an increase in headcount as a result of the expansion of our business.

General and Administrative Expenses. Our general and administrative expenses increased by 85.2% from RMB57.3 million for the year ended December 31, 2011 to RMB106.1 million (US$17.0 million) for the year ended December 31, 2012, primarily due to

•                  an increase of RMB22.7 million (US$3.6 million) in allowance for doubtful accounts;

•                  an increase of RMB13.0 million (US$2.1 million) in rental expense as a result of our office relocation plan and expansion of our business; and

•                  an increase of RMB7.9 million (US$1.3 million) in office expense as a result of enhancement in managerial capabilities.

Research and Development Expenses.  Our research and development expenses increased by 67.3% from RMB41.0 million for the year ended December 31, 2011 to RMB68.5 million (US$11.0 million) for the year ended December 31, 2012. The increase was primarily due to an increase of RMB18.4 million (US$3.0 million) in salary expenses for research and development staff due to the expansion of our business.

Operating Income/(Loss)

As a result of the above, operating loss for the year ended December 31, 2012 was RMB8.0 million (US$1.3 million), as compared to operating income for the year ended December 31, 2011 of RMB8.2 million.

Income Tax Expenses

We had income tax expense of RMB6.3 million (US$1.0 million) for the year ended December 31, 2012, as compared to RMB11.1 million for the year ended December 31, 2011. Our income tax expense for the year ended December 31, 2012 was mainly composed of RMB17.5 million (US$2.8 million) of current income tax and RMB11.2 million (US$1.8 million) of deferred tax assets.

Net Income/ (Loss)

As a result of the above, we had net loss of RMB17.0 million (US$2.7 million) for the year ended December 31, 2012, as compared to a net income of RMB20.5 million for the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues

Our net revenues increased by 56.5% from RMB395.1 million for the year ended December 31, 2010 to RMB618.4 million for the year ended December 31, 2011. The increase was primarily due to the increase in the number of active customers.  The number of our active customers increased by 53.8% from 504 as of December 31, 2010 to 775 as of December 31, 2011.  The average revenue per customer also increased by 1.8% from RMB784,000 in 2010 to RMB798,000  in 2011.  In terms of revenues contributed by industry groups, we had significant growth from:

•                  companies in the media and entertainment industry (revenues increased by 67.3% to RMB191.7 million);

•                  mobile internet industry (revenues increased by 33.1% to RMB105.1 million); and

•                  enterprises and e-commerce industries (revenues increased by 62.8% to RMB160.8 million).

Cost of Revenues

Our cost of revenues increased by 55.5% from RMB275.5 million for the year ended December 31, 2010 to RMB432.7 million for the year ended December 31, 2011. The increase was primarily due to an increase in our bandwidth, co-location and storage fees reflecting our increased sales, as well as an increase in depreciation of network equipment and amortization of acquired intangible assets, partially offset by a decrease of our payroll, share-based compensation and other related costs of network operations personnel in the amount of RMB7.9 million. Cost of revenues included share-based compensation expenses of RMB4.0 million for the year ended December 31, 2011, compared to RMB11.4 million for the year ended December 31, 2010.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2010	2011
	RMB
	(in thousands)
Bandwidth, co-location and storage fees	184,237	341,844
Depreciation of network equipment and amortization of acquired intangible assets	55,059	63,854
Payroll and other compensation costs of network operations personnel	25,764	17,837
Other cost of revenues	10,395	9,201
Total cost of revenues	275,455	432,736

Operating Expenses

Our operating expenses decreased from RMB184.7 million for the year ended December 31, 2010 to RMB177.5 million for the year ended December 31, 2011. This decrease resulted from the decreases in virtually all of our operating expense line items. In particular, the amount of share-based compensation expenses included in operating expenses decreased by RMB37.9 million from RMB60.8 million for the year ended December 31, 2010 to RMB22.9 million for the year ended December 31, 2011. We expect our operating expenses to increase as we expand our business. In addition, post-acquisition settlement consideration of RMB7.2 million was recorded for the year ended December 31, 2011, compared to RMB37.9 million post-acquisition settlement consideration for the year ended December 31, 2010. Following our disposal of Shanghai JNet in December 2011, we will not incur post-acquisition settlement consideration expenses relating to Shanghai JNet going forward.

Sales and Marketing Expenses.  Our sales and marketing expenses decreased by 1.5% from RMB73.1 million for the year ended December 31, 2010 to RMB72.0 million for the year ended December 31, 2011, primarily due to:

•                  an increase in salary expenses of RMB9.3 million due to an increase in headcount as a result of the expansion of our business;

•                  an decrease in share-based compensation expenses of RMB17.5 million; and

•                  increases in other benefit related expenses associated with the increase in the headcount of our sales and marketing staff of RMB7.1 million.

To a lesser degree, our sales and marketing expenses also increased as a result of expenses associated with our increased marketing efforts.

General and Administrative Expenses. Our general and administrative expenses increased by 27.3% from RMB45.0 million for the year ended December 31, 2010 to RMB57.3 million for the year ended December 31, 2011, primarily due to an increase of RMB8.8 million in consulting fees paid to professional advisory firms.

Research and Development Expenses.  Our research and development expenses increased by 42.9% from RMB28.7 million for the year ended December 31, 2010 to RMB41.0 million for the year ended December 31, 2011. The increase was primarily due to an increase of RMB20.0 million in salary expenses for research and development staff due to the expansion of our business.

Post-acquisition Settlement Consideration

In the year ended December 31, 2011, we incurred RMB7.2 million in expenses associated with the supplementary agreement with the sellers of JNet Group, as compared to RMB37.9 million in such expenses for the year ended December 31, 2010.  The change in expenses associated with the supplementary agreement with the sellers of JNet Group from the year ended December 31, 2010 to the year ended December 31, 2011 was due to the change of fair value of the earn-out liabilities under the supplemental agreement, which had been estimated based on the projected pre-tax income of Shanghai JNet for 2011 and 2012. In December 2011, we sold and disposed of JNet Group.  See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Sale and Disposal of Shanghai JNet” for more information.

Operating Income/(Loss)

As a result of the above, operating income for the year ended December 31, 2011 was RMB8.2 million, as compared to operating loss for the year ended December 31, 2010 of RMB65.1 million.

Interest Expense

Interest expense increased from RMB0.7 million for the year ended December 31, 2010 to RMB1.3 million for the year ended December 31, 2011, primary as a result of an increased amount of interest expense for liabilities for uncertain tax positions.

Income Tax Expenses

We had income tax expense of RMB11.1 million for the year ended December 31, 2011, as compared to net income tax benefit of RMB10.9 million for the year ended December 31, 2010. Our income tax expense for the year ended December 31, 2011 was mainly composed of RMB13.1 million of current income tax and RMB2.0 million of deferred tax assets.

Net Loss from Continuing Operations

As a result of the above, our net loss from continuing operations decreased by 79.6% from RMB56.3 million for the year ended December 31, 2010 to RMB11.5 million for the year ended December 31, 2011.

Income from Discontinued Operations

Income from discontinued operations was RMB32.0 million for the year ended December 31, 2011, as compared to income from discontinued operations of RMB0.6 million for the year ended December 31, 2010.  Income from discontinued operations for the year ended December 31, 2011 was primarily due to a gain on the disposal of Shanghai JNet of RMB30.7 million.

Net Income (Loss)

As a result of the above, we had net income of RMB20.5 million for the year ended December 31, 2011, as compared to a net loss of RMB55.7 million for the year ended December 31, 2010.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations, private placements of preferred shares to investors and the proceeds from our initial public offering. On October 1, 2010, we completed our initial public offering in which we issued and sold 5,923,247 ADSs representing 94,771,952 ordinary shares, resulting in net proceeds to us of approximately US$76.6 million.  As of December 31, 2012, we had RMB317.1 million (US$50.9 million) in cash and cash equivalents. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	94,788	58,666	31,898	5,120
Net cash used in investing activities	(55,575)	(192,379)	(99,602)	(15,987)
Net cash provided by (used in) financing activities	496,874	(59,612)	(6,242)	(1,002)
Net increase (decrease) in cash and cash equivalents	536,087	(193,325)	(73,946)	(11,869)
Effect of foreign exchange rate changes on cash	(8,083)	(6,846)	(1,452)	(233)
Cash and cash equivalents at beginning of the period	64,702	592,706	392,535	63,006
Cash and cash equivalents at end of the period	592,706	392,535	317,137	50,904

Operating Activities

Net cash provided by operating activities was RMB31.9 million (US$5.1 million) for the year ended December 31, 2012, compared to RMB58.7 million for the year ended December 31, 2011. Net cash provided by operating activities for the year ended December 31, 2012 reflects net loss of RMB17.0 million (US$2.7 million), adjusted by reconciling items in the total amount of RMB91.1 million (US$14.6 million), which primarily includes depreciation of property and equipment of RMB59.9 million (US$9.6 million), allowance for doubtful accounts of RMB22.7 million (US$3.6 million), and share-based compensation expenses of RMB16.1 million (US$2.6 million), offset by deferred tax benefit of RMB11.2 million (US$1.8 million). Additional major factors that affected operating cash flows for the year ended December 31, 2012 includes: (i) an increase of RMB97.6 million (US$15.7 million) in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB46.8 million (US$7.5 million) in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (iii) an increase of accrued expenses and other payables of RMB10.0 million (US$1.6 million) primarily due to the increase of liability for uncertain tax positions; (iv) an increase of RMB7.6 million (US$1.2 million) in amounts due from related parties; (v) an increase of RMB7.8 million (US$1.3 million) in prepaid expense and other current assets attributable to prepaid payments made to the suppliers for bandwidth and servers, (vi) an increase of RMB5.6 million (US$0.9 million) in accrued employee benefits, and (vii) an increase of RMB3.4 million (US$0.5 million) in government grant received.

Net cash provided by operating activities was RMB58.7 million for the year ended December 31, 2011, compared to RMB94.8 million for the year ended December 31, 2010. Net cash provided by operating activities for the year ended December 31, 2011 reflects net income of RMB20.5 million, adjusted by reconciling items in the total amount of RMB85.9 million, which primarily includes depreciation of property and equipment of RMB67.4 million, gain on the sale and disposal of JNet Group of RMB30.7 million, share-based compensation expenses of RMB27.0 million and charges associated with the supplementary agreement on the acquisition of JNet Group of RMB7.2 million. Additional major factors that affected operating cash flows for the year ended December 31, 2011 includes: (i) an increase of RMB56.6 million in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB24.8 million in income tax payable; (iii) an increase of RMB17.9 million in prepaid expense and other current assets attributable to prepaid payments made to the carriers and other suppliers for bandwidth, co-location and storage; (iv) an increase of RMB6.0 million in accrued employee benefits, (v) an increase of RMB5.5million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; and (vi) a decrease of accrued expenses and other payables of RMB9.4 million.

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

Investing Activities

Net cash used in investing activities was RMB99.6 million (US$16.0 million) for the year ended December 31, 2012, compared to RMB192.4 million for the year ended December 31, 2011. Net cash used in investing activities for the year ended December 31, 2012 resulted primarily from (i) purchases of property and equipment of RMB102.4 million (US$16.4 million); (ii) long term deposits to acquire a land use right located in Beijing of RMB10 million (US$1.6 million); (iii) cash received from sale of our available-for-sale investments in the amount of RMB18.6 million (US$3.0 million), and (iv) cash paid for our long term investments of RMB6.0 million (US$1.0 million).

Net cash used in investing activities was RMB192.4 million for the year ended December 31, 2011, compared to RMB55.6 million for the year ended December 31, 2010. Net cash used in investing activities for the year ended December 31, 2011 resulted primarily from (i) cash paid for our available-for-sale investments in the amount of RMB99.2 million, which amount includes cash paid for an investment in an RMB denominated short term fixed income fund in the amount of RMB97.6 million, (ii) purchases of property and equipment of RMB77.6 million, and (iii) cash paid for long term investment of RMB9.1 million.

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

Net cash used in financing activities was RMB6.2 million (US$1.0 million) for the year ended December 31, 2012, compared to net cash used in financing activities of RMB59.6 million for the year ended December 31, 2011. Net cash used in financing activities for the year ended December 31, 2012 resulted primarily from payment for repurchase of ordinary shares in an amount of RMB9.5 million (US$1.5 million), partially offset by proceeds from employee share options exercised in an amount of RMB3.4 million (US$0.5 million).

Net cash used in financing activities was RMB59.6 million for the year ended December 31, 2011, compared to net cash provided by financing activities of RMB496.9 million for the year ended December 31, 2010. Net cash used in financing activities for the year ended December 31, 2011 resulted primarily from payment for repurchase of ordinary shares in an amount of RMB63.6 million, partially offset by proceeds from employee share options exercise in an amount of RMB4.0 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T. and Beijing Jingtian, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T. and Beijing Jingtian.  See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements.  Beijing Blue I.T. contributed 92.5%, 91.6% and 90.7% of our total net revenues in 2010, 2011 and 2012, respectively. Beijing Jingtian’s contribution to our total net revenues in 2010, 2011 and 2012 was immaterial. Shanghai JNet, which was previously one of our consolidated variable interest entities and was disposed in December 2011, contributed 2.1%, 1.6% and 0% of our total net revenues in 2010, 2011 and 2012, respectively.

Conducting our operations through contractual arrangements with our consolidated variable interest entities in China entails a risk that we may lose effective control over our consolidated variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity.  See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties” and “We rely on contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiary ChinaCache Beijing.  The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian.  In 2010, 2011 and 2012, the aggregate amount of service fees Beijing Blue I.T. and Beijing Jingtian paid to ChinaCache Beijing was RMB59.8 million, RMB57.8 million and RMB53.5 million (US$8.6 million), respectively, which accounted for 15%, 9.3% and 6.6%, respectively, of our total net revenues.

Under PRC law, ChinaCache Beijing and each of our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. ChinaCache Beijing is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to contractual arrangements that ChinaCache Beijing has with each of Beijing Blue I.T. and Beijing Jingtian, the earnings and cash of each of Beijing Blue I.T. and Beijing Jingtian (including dividends received from their respective subsidiaries) are used to pay service fees in RMB to ChinaCache Beijing, in the manner and amount set forth in these agreements. After paying the withholding taxes applicable to ChinaCache Beijing’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing would be available for distribution to us, ChinaCache Beijing’s sole shareholder, although we have not, and do not have any present plan to, make such distributions. As of December 31, 2012, the net assets of ChinaCache Beijing and our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate RMB94.0 million (US$15.1 million), and the net assets of ChinaCache Beijing and our consolidated variable interest entities which were unrestricted and thus available for distribution was in aggregate RMB84,146 million (US$13,506 million). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future.  See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

Furthermore, cash transfers from ChinaCache Beijing to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of ChinaCache Beijing and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues.”

Capital Expenditures

We had capital expenditures of RMB77.3 million, RMB56.7 million and RMB88.7 million (US$14.2 million) in 2010, 2011 and 2012, respectively, representing 19.6%, 9.2% and 10.9% of our total net revenues for such years, respectively. Our capital expenditures were primarily for the purchase of servers and other property and equipment for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations.  We expect that our capital expenditures in 2013 will increase from 2012 in line with the expansion of our business, and such expenditures will be used to purchase additional servers and other property and equipment to support the growth of our business.

C.                                    Research and Development

Our internal research and development team consisted of 362 engineers as of December 31, 2012, representing approximately 40% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly.  As of the date of this annual report, we have 21 patents, 31 patent applications and 14 software copyright registrations in China relating to the technologies used in our business. In 2011, we opened the North America research and development center in Silicon Valley. This research and development center’s research works mainly focus on technological developments in mobile internet, cloud computing and network safety and reliance.  With these efforts, in December 2012, we launched a new mobile internet solution to improve the delivery speed and visual quality for mobile internet users in China.  This end-to-end solution accelerates the delivery of internet content and applications to end-user devices in mobile networks, compared with traditional solutions that only cover the delivery within a fixed network. Additionally, this new solution adapts to end-user devices to deliver content that best fits the screen size, the type of device, and the user behavior. The solution is designed to improve the end-user experience for mobile internet devices under various mobile networks such as 2G, 3G and 4G.

In May 2012, we established a joint laboratory with Beijing University of Posts and Telecommunications (BUPT) to undertake leading edge research in content and application delivery technologies.  ChinaCache and BUPT collaborate to conduct research involving content awareness, intelligent services, and other key technologies to enable the next generation of networks, which is expected to use IPv6 protocols.  The pilot research project would focus on developing a client-based system of internet awareness and network acceleration to increase data delivery speeds over the internet. This technology can be applied in personal computers, mobile devices, IPTV, and other terminals.

In the long run, we intend to expand our research and development efforts and offer innovative services and solutions to maintain our market leadership and meet the evolving needs of customers.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses.  We incurred RMB28.7 million, RMB41.0 million and RMB68.5 million (US$11.0 million) of research and development expenses in 2010, 2011 and 2012, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-Balance Sheet Arrangements

Other than the operating lease obligations and purchase commitments set forth in the table below, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease obligations(1)	63,993	15,493	29,043	19,457	—
Purchase commitments(2)	105,127	105,127	—	—	—
Investment commitment(3)	408	408	—	—	—
Total	169,528	121,028	29,043	19,457	—

(1)         Operating lease obligations refers to our future minimum lease payments for office space under non-cancelable operating leases.

(2)         Purchase commitments refers to our commitment to purchase bandwidth from our bandwidth provider.

(3)         Investment commitments refers to our commitment to purchase 51% equity interest in a PRC company.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Song Wang	49	Chairman and Chief Executive Officer
Jean Xiaohong Kou	51	Director and Senior Vice President
Yunjie Liu	70	Director
Michael Ricks	52	Director
Duane Kuang	49	Director
Ya-Qin Zhang	47	Director
Kathleen Chien	43	Director
Bin Laurence	45	Director
Ken Vincent Qingshi Zhang	53	President
Jing An	36	Acting Chief Financial Officer and Vice President of Finance

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

Mr. Michael Ricks has served as our director since June 6, 2012.  Mr. Ricks has served as the managing director and chief executive officer of Investor Growth Capital Asia since its establishment in 2002, and also served concurrently as a managing director in Investor Growth Capital’s Menlo Park office from 2003 to 2008. Prior to joining Investor Growth Capital, Mr. Ricks served as chief executive officer of imGO Limited, a Hong Kong Stock Exchange-listed company that focused on technology investments. Prior to that, he was president and chief executive officer of Ericsson China from during the late 1990s.  Mr. Ricks has spent nearly 20 years in the telecommunications and IT industry, co-founding and/or rue-nning startup companies in the United States and Asia, and, in some cases, taking management roles in the larger network equipment providers that later acquired these start-up companies. Mr. Ricks earned a bachelor’s of arts degree from the University of California at San Diego and an M.B.A. from the University of Chicago Booth School of Business.

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

Mr. Ya-Qin Zhang has served as our director since September 2010. Our board of directors has determined that Mr. Zhang satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Zhang has been serving as the chairman of Microsoft Asia-Pacific R&D Group since 2005 and is in charge of the research and development of Microsoft Corporation in the Asia-Pacific region. Mr. Zhang is one of the founding members of the Microsoft Research Asia lab, where he served as managing director and chief scientist, and he also founded the Advanced Technology Center in 2003. Before joining Microsoft in 1999, Mr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. and worked as a senior technical staff member for GTE Laboratories Inc. and Contel Corp. From 2009 to 2012, Mr. Zhang served as an independent director of China Real Estate Information Corporation, a provider of real estate information, consulting and online services in China. Mr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China and a Ph.D. in electrical engineering from George Washington University.

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

Ms. Bin Laurence has served as our director since September 2011. Our board of directors has determined that Ms. Laurence satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act. Ms. Laurence has been the chief financial officer of E-House (China) Holdings Limited, or E-House, a leading real estate services company in China that is listed on the New York Stock Exchange, since April 2012.  From 2009 until April 2012, Ms. Laurence served as the chief financial officer of China Real Estate Information Corporation, or CRIC, a former NASDAQ-listed company which merged into E-house in April 2012. Prior to joining CRIC, Ms. Laurence was a research analyst at SuttonBrook Capital Management LP, a hedge fund based in New York since 2005. Ms. Laurence served as a director in the distressed assets management division of BMO Financial Group in New York from 2002 to 2004. From 1996 to 2002, she served as an associate and a vice president successively covering the media/ communications industry in the leveraged finance division of BMO Financial Group. From 1994 to 1996, Ms. Laurence was an analyst covering the media/communications industry in the investment banking division of Lehman Brothers, Inc. in New York. Ms. Laurence received a bachelor’s degree from Wellesley College and an MBA degree from Columbia Business School.

Dr. Ken Vincent Qingshi Zhang has served as our president since March 2013.  From September 2011 to March 2013, Dr. Zhang served as our chief technology officer, and in such capacity he lead the development of our company’s corporate strategy, technology and product portfolio.  Previously, Dr. Zhang worked for Ericcson from 1994 to 2011, where he held a number of senior executive roles.  His work at Ericsson included spearheading the development of new teams to service the telecom operator business in China, as well as leadership positions across a number of fields including mobile product management, technology, business development, strategic marketing and sales. Prior to leaving Ericcson, he was chief technology officer of Ericsson Greater China and North East Asia, where he was responsible for the development of technology and business strategy. Mr. Zhang has deep understanding of telecom and internet market, especially in greater China region. He has also good knowledge in the latest technologies development of mobile communication and internet space.  Mr. Zhang received his MSc and PhD in The Royal Institute of Technology in Stockholm, Sweden, 1984 and 1989 respectively.

Ms. Jing An has served as our acting chief financial officer since March 2013, and as our vice president of finance since March 2013. Ms. An has held senior corporate finance and management positions in technology and startup companies for more than 14 years. eFriendsNet Entertainment Ltd. from 2003 to 2006, Cooloft Technology Ltd. from 2007 to 2009 and Rekoo Media Ltd. from 2010 to 2012, Ms. An worked at PricewaterhouseCoopers in Beijing as an senior auditor. Ms. An holds a master of science degree in management from the Stanford Graduate School of Business and a bachelor’s degree in economics with a major in accounting from the Renmin University of China.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

B.                                    Compensation

For the fiscal year ended December 31, 2012, the aggregate compensation we paid to our executive officers was approximately RMB5.0 million (US$0.8 million) and the aggregate compensation we paid to our non-executive directors for the same period was approximately RMB1.0 million (US$0.2 million). For the same period, we paid RMB0.1 million (US$0.0) for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

Stock Incentive Plans

In October 2008, May 2009, May 2010 and July 2011, we adopted our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Share Incentive Plan, respectively.  These four plans are referred to herein as the “Stock Incentive Plans.”  The Stock Incentive Plans were adopted to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The Stock Incentive Plans permit the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2007, 2008, 2010 and 2011 plans is 14,000,000 shares, 8,600,000 shares, 9,000,000 shares and 22,000,000 shares, respectively.  On July 2, 2012, our shareholders approved amendments to our 2011 plan which provide, in effect, that the maximum aggregate number of ordinary shares that may be issued pursuant to all awards (the “Award Pool”) under the 2011 plan shall be equal to five percent of the total issued and outstanding ordinary shares as of July 2, 2012; provided that, the ordinary shares reserved in the Award Pool shall be increased automatically if and whenever the unissued ordinary shares reserved in the Award Pool accounts for less than one percent of the total then issued and outstanding ordinary shares, as a result of which increase the unused ordinary shares reserved in the Award Pool immediately after each such increase shall equal to five percent of the then issued and outstanding ordinary shares.

As of December 31, 2012, we granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 8,973,346 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 18,732,320 ordinary shares under our 2011 Share Incentive Plan.

The following table summarizes, as of the December 31, 2012, the stock options granted under our Stock Incentive Plans to certain of our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Option Granted	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Song Wang	*	0.24	April 1, 2011	June 20, 2011	June 19, 2021
Jean Xiaohong Kou
Yunjie Liu	*	0.01	October 1, 2007	September 30, 2007	September 29, 2016
Michael Ricks	—	—	—	—	—
Duane Kuang	*	0.24	October 1, 2010	June 20, 2011	June 19, 2021
Ya-Qin Zhang	—	—	—	—	—
Kathleen Chien	*	0.24	October 1, 2010	June 20, 2011	June 19, 2021
Bin Laurence	—	—	—	—	—
Ken Vincent Qingshi Zhang	*	0.24	July 1,2011	June 20, 2011	June 19, 2021
Jing An	—	—	—	—	—
Directors and officers as a group	7,200,000	0.01 to 0.24	—	—	—
Other individuals as a group(1)	43,425,926	0.01 to 0.41	—	—	—

*                In aggregate owns options to purchase less than 1% of our outstanding ordinary shares on an as-converted basis.

(1)         Includes a director and an executive officer who has left the company.

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

D.                                    Employees

We had 345,557 and 900 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees by function as of December 31, 2012:

Functional Area	Number of Employees	% of Total
Customer service	238	26%
Sales and marketing	217	24%
Research and development	359	40%
Management and administration	86	10%
Total	900	100%

Of our total employees as of December 31, 2012, 744 were located in Beijing, 116 were located in other cities throughout China and 40 were located outside China.  We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. We believe that our employee relations are good.

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

E.                                    Share Ownership

Please refer to “Item 7—Major Shareholders and Related Party Transactions.”

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below are based on 405,843,484 ordinary shares outstanding as of March 31, 2013, excluding 12,361,504 ordinary shares issued to our depositary and reserved for future grants under our share incentive plan and 31,379,008 ordinary shares in the form of ADSs we repurchased, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following March 31, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Song Wang(1)	66,845,893	18.4%
Jean Xiaohong Kou(2)	66,845,893	18.4%
Yunjie Liu	*	*
Michael Ricks(3)	57,087,686	15.8%
Duane Kuang(4)	40,756,416	11.2%
Ya-Qin Zhang	—	—
Kathleen Chien	*	*
Bin Laurence	—	—
Ken Vincent Qingshi Zhang	*	*
Jing An	*	*
All Directors and Executive Officers as a Group	166,971,243	45.6%
Principal Shareholders:
Consolidated Capital Holdings Ltd.(1)(2)(5)	65,332,600	18.0%
Investor AB Funds(3)(6)	57,087,686	15.8%
Qiming Funds(4)(7)	40,296,416	11.1%
SIG China Investments One, Ltd.(8)	21,443,215	5.9%
Wolf Opportunity Fund, Ltd.(9)	20,050,624	5.5%

*                 Less than 1%.

(1)         Consists of (i) 59,016,876 ordinary shares and 369,222 American depository shares representing 5,907,552 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 408,172 ordinary shares that Consolidated Capital Holdings Ltd., Mr. Song Wang and Ms. Jean Xiaohong Kou have the right to acquire upon exercise of options granted by a few other Pre-IPO shareholders within 60 days of this annual report, and (iv) 1,200,000 ordinary shares that Mr. Wang has the right to acquire pursuant to his options within 60 days following March 31, 2013. Song Wang and Jean Xiaohong Kou possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(2)         See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou are husband and wife, and may be deemed to share beneficial ownership of the shares and ADSs held by each other. The business address for Ms. Kou is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(3)         Consists of (i) 38,845,057 ordinary shares held by Investor Investments Asia Limited, (ii) 16,651,909 ordinary shares held by Investor Group Asia, L.P. and (iii) 99,420 ADSs, representing 1,590,720 ordinary shares held by IGC Asia Fund V, L.P., as reported in a Schedule 13G/A filed on February 13, 2013. We refer to these funds collectively as Investor AB Funds. Investor AB, a limited liability company incorporated under the laws of Sweden, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all the shares held by Investor AB Funds. Investor Growth Capital Asia Ltd. is the investment advisor to the Investor AB Funds, and a wholly-owned subsidiary of, Investor AB. Mr. Ricks is the managing director and chief executive officer of Investor Growth Capital Asia Ltd. As such, Mr. Ricks is deemed to posses the voting the investment power over the shares held by Investor AB Funds. The business address for Mr. Ricks is Level 16, Room 1603, China Central Place Office Building, Tower 2, 79 Jianguo Road, Beijing 100025, China.

(4)         Consists of (i) 39,702,160 ordinary shares held by Qiming Venture Partners, L.P., (ii) 594,256 ordinary shares held by Qiming Managing Directors Fund, L.P., (iii) 10,000 ADSs, representing 160,000 ordinary shares held by Mr. Kuang, and (iv) 300,000 ordinary shares that Mr. Kuang has the right to acquire pursuant to his options within 60 days following March 31, 2013. We refer to Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. collectively as Qiming Funds. Qiming Funds are managed by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. They are deemed to have shared voting and investment power over the shares held by Qiming Funds. The business address for Mr. Kuang is 350 106th Ave NE, 1st Floor, Bellevue, Washington 98004, USA.

(5)         The business address for Consolidated Capital Holdings Ltd. is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(6)         The business address for Investor AB Funds is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden.

(7)         The business address for Qiming Funds is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(8)         Consists of 21,443,215 ordinary shares held by SIG China Investments One, Ltd.  The business address for SIG China Investments One, Ltd. is 101 California Street, Suite 3250, San Francisco, CA 94111, U.S.A.

(9)         Consists of 1,253,164 ADRs, representing 20,050,624 ordinary shares held by Wolf Opportunity Fund, Ltd., as reported in a Schedule 13G/A filed on February 14, 2013 by Wolf Opportunity Fund, Ltd. The business address office for Wolf Opportunity Fund, Ltd. is Craigmuir Chambers, Suite 71, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2013, 269,573,096 of our ordinary shares, or approximately 66.4% of our total outstanding ordinary shares, were held by five record holders in the United States, including Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.  To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.  None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements

See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Stock Incentive Plans

See “Item 6.A. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.”

Transaction with Related Parties

In 2012, we provided services to Xuntong Tianxia Limited, or Xuntong Tianxia, in the amount of RMB12.5 million (US$2.0 million), net of tax. As at December 31, 2012, our receivables from Xuntong Tianxia was RMB8.6 million (US$1.4 million). A beneficial shareholder of Xuntong Tianxia is one of our vice presidents.

In 2012, Jiuzhou Changxiang Technologies (Beijing) Limited, or Jiuzhou Changxiang, provided services to us in the amount of RMB4.1 million (US$0.7 million).  A beneficial shareholder of Jiuzhou Changxiang is one of our vice presidents.

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

In December 2010, an internet data service company in Beijing filed a lawsuit against Beijing Blue I.T. The plaintiff alleged that Beijing Blue I.T. breached the terms of a service agreement with it and sought damages of RMB2.3 million (US$0.3 million). Pursuant to a settlement agreement entered into by the parties, Beijing Blue I.T. paid the plaintiff RMB0.5 million (US$0.1 million) in March 2011.

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

ITEM 9.                                                THE OFFER AND LISTING

A.            Offering and Listing Details

Our ADSs, each representing 16 of our ordinary shares, have been listed on the NASDAQ Global Market since October 1, 2010. Our ADSs trade under the symbol “CCIH.” The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market since the date of our initial public offering.

The last reported closing price for our ADSs on April 25, 2013 was US$3.64 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2010 (from October 1, 2010)	35.00	20.21
Fiscal Year 2011	24.40	3.66
Fiscal Year 2012	8.50	3.55
Quarterly Highs and Lows
First Fiscal Quarter of 2011	24.4	14.58
Second Fiscal Quarter of 2011	18.78	6.40
Third Fiscal Quarter of 2011	10.77	4.39
Fourth Fiscal Quarter of 2011	5.55	3.66
First Fiscal Quarter of 2012	8.50	4.04
Second Fiscal Quarter of 2012	6.00	4.14
Third Fiscal Quarter of 2012	5.89	4.31
Fourth Fiscal Quarter of 2012	5.24	3.55
First Fiscal Quarter of 2013	4.36	3.50
Second Fiscal Quarter of 2013 (through April 25, 2013)	3.84	3.50
Monthly Highs and Lows
October 2012	5.24	4.46
November 2012	5.04	3.97
December 2012	4.08	3.55
January 2013	4.36	3.65
February 20123	3.93	3.50
March 2013	4.04	3.54
April 2013 (through April 25, 2013)	3.84	3.50

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

B.            Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2012 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

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

E.            Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers, Dill & Pearman (Cayman) Limited, our Cayman Islands counsel, and to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and have been expanded to eight additional regions, including, among others, Beijing, in 2012. The pilot program will also be expanded nationwide when conditions permit. All services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue IT fall within the scope of the pilot program, and beginning in September 2012, revenue generated by these services are subject to VAT instead of business tax.

Certain United States Federal Income Tax Considerations

The following is a summary of certain of the United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder described below that acquires and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal tax law and the regulations, rulings, and decisions thereunder, all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, financial institutions, regulated investment companies, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, certain expatriates or former long-term residents of the United States, persons liable for alternative minimum tax, governments or agencies or instrumentalities thereof, persons holding ADSs or ordinary shares through partnerships or other pass-through entities, persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.  The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Beijing Blue I.T. and Beijing Jingtian as being owned by us for United States federal income tax purposes, because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ results of operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T. and Beijing Jingtian for United States federal income tax purposes, we would likely be treated as a PFIC for the current year and any other taxable year.

Assuming that we are the owner of Beijing Blue I.T. and Beijing Jingtian for United States federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China. Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for the taxable year ended December 31, 2012. However, if the value of our ADSs and ordinary shares does not increase, assuming our income and assets remain similar to what they were for the taxable year ended December 31, 2012, it is reasonably likely, though not assured, that we will be classified as a PFIC for the taxable year ending December 31, 2013. However, we can give no assurances in this regard as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC for the current or any future taxable year due to changes in our asset or income composition. Because we value our goodwill based on the market value of our equity for these purposes, a decrease in the price of our ADSs may also result in our becoming a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not, or will not, become classified as a PFIC. In addition, because of uncertainties in the application of the relevant rules (as described above), it is possible that the U.S. Internal Revenue Service may successfully challenge our classification of certain income items and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or any other taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will become subject to special tax rules discussed below.  You are urged to consult with your tax advisors regarding the consequences of potentially holding an interest in a PFIC, and the ramifications of making a “deemed-sale” election, as discussed further below.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Dividends received with respect to our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at the lower capital gain tax rate applicable to “qualified dividend income,” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

For United States foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received with respect to our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if such ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain recognized by non-corporate U.S. Holders is generally subject to U.S. federal income tax at favorable rates. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and gain from the disposition of our ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

•                  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for such U.S. Holder for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. In the case of a U.S. Holder who has held our ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market or deemed sale election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC, including filing annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.chinacache.com.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.  It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change in the future. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2012, approximately RMB137.8 million (US$22.1 million) was held in major financial institutions located in China, RMB107.4 million (US$17.2 million) was held in major financial institutions located in Europe, RMB56.6 million (US$9.1 million) was held in major financial institutions located in Hong Kong and RMB15.3 million (US$2.5 million) was held in major financial institutions in the U.S. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time. In 2012, we received approximately US$0.1 million, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10.B—Additional Information—Memorandum and Articles of Asssociation—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

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

We received net proceeds of approximately US$74.9 million from our initial public offering.  For the period from September 30, 2010, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2012, we used net proceeds from our initial public offering as follows:

•                  approximately US$1.6 million to expand our research and development efforts and build a research and development center;

•                  approximately US$16.3 million capital expenditure for network and other equipment; and

•                  approximately US$33.3 million for general corporate purposes, including strategic investment in and acquisitions of complementary businesses.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2012 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of ChinaCache International Holdings Ltd.

We have audited internal control over financial reporting of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ChinaCache International Holdings Ltd. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012 and our report dated April 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Shanghai, the People’s Republic of China

April 26, 2013

Changes in Internal Control over Financial Reporting

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following tables sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm for the years ended December 31, 2011 and 2012.  We did not pay any other fees to our auditors during the periods indicated below.

	2011	2012
	US$	US$
	(In thousands)
Audit fees(1)	747	899
Tax fees(2)	—	53
Other fees(3)	—	48

(1)         “Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements.

(2)         “Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(3)         “Other fees” represent the aggregate fees billed by our principal auditors for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and other services are described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 29, 2012, we publicly announced a share repurchase program, pursuant to which we were authorized to repurchase up to US$10.0 million of our ADSs until May 17, 2013.

The following table sets forth some information about our repurchases made under this program.

Period	(a) Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs
Month #1
(May 29, 2012 — June 28, 2012)	0	N/A	0	10,000,000
Month #2
(June 29, 2012 — July 28, 2012)	27,597	4.7745	27,597	9,868,237
Month #3
(July 29, 2012 — August 28, 2012)	25,082	5.1656	52,679	9,738,673
Month #4
(August 29, 2012 — September 28, 2012)	95,095	4.9234	147,774	9,270,481
Month #5
(September 29, 2012 — October 28, 2012)	53,965	4.8125	201,739	9,010,775
Month #6
(October 29, 2012 — November 28, 2012)	49,103	4.5943	250,842	8,735,181
Month #7
(November 29, 2012 — December 28, 2012)	68,985	3.9649	319,827	8,511,661
Month #8
(December 29, 2012 — January 28, 2013)	0	N/A	319,827	8,511,661
Total	319,827	4.6536	319,827	8,511,661

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                               CORPORATE GOVERNANCE

NASDAQ Stock Market Rule 5605 requires, among others, that a nomination committee be comprised solely of independent directors. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We have elected to follow home country practice with respect to the composition of our nominating and corporate governance committee. Our nominating and corporate governance committee consists of Song Wang, Ya-Qin Zhang and Yunjie Liu. Mr. Zhang and Mr. Liu satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Wang, the chair of our nominating and corporate governance committee, is our founder and chief executive officer. Other than the composition of our nominating and corporate governance committee described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

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

4.4	2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.5	2008 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.6	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.7*	2011 Share Incentive Plan, as amended

Exhibit Number	Description of Document
4.8

Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.9

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.10

Option Agreement dated April 20, 2007, among the Registrant, Song Wang, Xiaohong Kou, and Series B convertible preferred shareholders listed therein (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.11

Supplementary Agreement and Second Supplementary Agreement to the Option Agreement, dated July 15, 2009 and May 14, 2010, respectively, among the Registrant, Consolidated Capital Holdings, Ltd., Song Wang, Xiaohong Kou, and Series B convertible preferred shareholders listed therein (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.12

Third Supplementary Agreement to the Option Agreement, dated March 7, 2011, among the Registrant, Consolidated Capital Holdings, Ltd., Song Wang, Xiaohong Kou, and Series B convertible preferred shareholders listed therein (incorporated herein by reference to Exhibit 4.11 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-34873))

4.13

English translation of Loan Agreement dated September 23, 2005, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.14

English translation of Supplementary Agreement to Loan Agreement dated May 10, 2010, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.15

English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.16

English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.17

English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.18

English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.19

English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.20

English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.21

English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.22

English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.23

English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.24

English translation of Supplementary Agreements to Loan Agreements dated May 10, 2010, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.25*	English translation of Supplementary Agreements to Loan Agreements dated December 3, 2012, between ChinaCache Beijing and the two shareholders of Beijing Jingtian
4.26*	English translation of the Share Pledge Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian
4.27

English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.28*	English translation of the Exclusive Option Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian
4.29

English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.30

English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.31

English translation of Technological Services Framework Agreement dated March 30, 2009, between Beijing Blue I.T. and Shenzhen Tencent Computer Systems Co., Ltd. (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.32

English translation of Agreement, dated December 26, 2011, by and among the Registrant, Sundream Holdings Limited, Smart Asia Holdings Limited, Mei Yongkai and Mei Xiurong (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-34873 ), filed with the SEC on April 24, 2012)

4.33

English translation of Termination Agreement, dated December 26, 2011, by and among the Registrant, ChinaCache Beijing, Shanghai JNet, Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Mr. Yongkai Mei and Ms. Xiurong Mei (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (file no. 001-34873 ), filed with the SEC on April 24, 2012)

4.34

Equity Pledge Cancellation Agreement, dated December 26, 2012, by and among Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Mr. Yongkai Mei, Ms. Xiurong Mei and ChinaCache Beijing (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (file no. 001-34873 ), filed with the SEC on April 24, 2012)

4.35

Share transfer agreement, dated December 26, 2011, by and among Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Ms. Xiurong Mei and Mr. Yongkai Mei (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 001-34873 ), filed with the SEC on April 24, 2012)

4.36

Share transfer agreement, dated December 26, 2011, by and among Mr. Hao Yin and Ms. Mei Xinli (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-34873 ), filed with the SEC on April 24, 2012)

4.37*	Written Confirmation Concerning Extension of Term of Certain Agreements, dated September 20, 2010
8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-169288))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman (Cayman) Limited

Exhibit Number	Description of Document
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Ernst & Young Hua Ming LLP
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

***   To be furnished by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ChinaCache International Holdings Ltd.

	By:		/s/ Song Wang
		Name:	Song Wang
		Title:	Chairman and Chief Executive Officer

Date: April 26, 2013

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ChinaCache International Holdings Ltd.

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2011 and 2012 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 26, 2013

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2011	2012
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		392,535	317,137	50,904
Accounts receivable (net of allowance for doubtful accounts of RMB 2,809 and RMB 25,545 (US$4,100) as of December 31, 2011 and 2012, respectively)	5	156,215	230,199	36,949
Prepaid expenses and other current assets	6	23,412	31,240	5,014
Deferred tax assets	20	5,845	13,626	2,187
Amounts due from a related party	21	—	8,640	1,387

Total current assets		578,007	600,842	96,441

Non-current assets:
Property and equipment, net	7	154,903	179,239	28,770
Intangible assets, net	8	—	3,368	541
Long term investments	9	9,136	15,136	2,429
Available-for-sale investments	10	99,280	82,292	13,209
Deferred tax assets	20	2,750	6,166	990
Long term deposits	11	2,932	13,847	2,223

Total non-current assets		269,001	300,048	48,162

TOTAL ASSETS		847,008	900,890	144,603

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2011	2012
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the VIEs without recourse to ChinaCache International Holdings Ltd. (the “Company”) of RMB56,531 and RMB103,261 (US$16,574) as of December 31, 2011 and 2012, respectively)		59,618	106,399	17,078
Accrued employee benefits (including accrued employee benefits of the VIEs without recourse to the Company of RMB23,108 and RMB26,441 (US$4,244) as of December 31, 2011 and 2012, respectively)		30,478	36,084	5,792
Accrued expenses and other payables (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB44,409 and RMB48,776 (US$7,829) as of December 31, 2011 and 2012, respectively)	12	61,565	57,773	9,273
Income tax payable (including income taxes payable of the VIEs without recourse to the Company of RMB13,760 and RMB15,200 (US$2,440) as of December 31, 2011 and 2012, respectively)	20	16,150	22,537	3,617
Liabilities for uncertain tax positions (including liabilities for uncertain tax positions of the VIEs without recourse to the Company of RMB2,419 and RMB4,050 (US$650) as of December 31, 2011 and 2012, respectively)	20	6,193	11,786	1,892
Dividend payable (including dividend payable of the VIEs without recourse to the Company of RMB130 and nil as of December 31, 2011 and 2012, respectively)	13	130	—	—
Amounts due to related parties (including amount due to related parties of the VIEs without resources to the Company of nil and RMB1,044 (US$168) as of December 31, 2011 and 2012, respectively)	21	18	1,062	171
Current portion of capital lease obligations (including current portion of capital lease obligations of the VIEs without recourse to the Company of RMB5,347 and nil as of December 31, 2011 and 2012, respectively)	14	5,347	—	—

Total current liabilities		179,499	235,641	37,823

Non-current liabilities:
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of nil and RMB3,360 (US$539) as of December 31, 2011 and 2012, respectively)	15	—	3,360	539

Total non-current liabilities		—	3,360	539

Total liabilities		179,499	239,001	38,362

Commitments and contingencies	27

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2011	2012
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY: (CONTINUED)
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 379,581,708 and 374,464,476 shares issued and outstanding as of December 31, 2011 and 2012, respectively)		274	275	44
Additional paid-in capital		1,200,757	1,220,198	195,855
Treasury stock		(63,631)	(73,101)	(11,732)
Statutory reserves	18	1,326	1,326	213
Accumulated deficit		(473,041)	(490,032)	(78,656)
Accumulated other comprehensive income		1,824	3,223	517

Total shareholders’ equity		667,509	661,889	106,241

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		847,008	900,890	144,603

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		For the years ended December 31,
	Note	2010	2011	2012
		RMB	RMB	RMB	US$
Net revenues
-Third party customers		395,057	618,422	801,189	128,600
-A related party customer (Note 21)		—	—	12,543	2,013
		395,057	618,422	813,732	130,613

Cost of revenues (including amount to a related party of nil, nil and RMB4,139 (US$664) for the year ended December 31, 2010, 2011 and 2012, respectively (Note 21))		(275,455)	(432,736)	(559,460)	(89,800)

Gross profit		119,602	185,686	254,272	40,813

Sales and marketing expenses		(73,125)	(72,040)	(87,597)	(14,060)
General and administrative expenses		(45,037)	(57,308)	(106,115)	(17,033)
Research and development expenses		(28,692)	(40,952)	(68,523)	(10,999)
Post-acquisition settlement consideration	4	(37,858)	(7,158)	—	—

Operating (loss) income		(65,110)	8,228	(7,963)	(1,279)

Interest income		487	2,233	1,844	296
Interest expense		(664)	(1,254)	(1,340)	(215)
Other income (expenses)		3,007	(5,165)	(1,758)	(282)
Foreign exchange loss		(4,963)	(4,411)	(1,481)	(238)

Loss from continuing operations before income taxes		(67,243)	(369)	(10,698)	(1,718)

Income tax benefit (expense)	20	10,904	(11,145)	(6,293)	(1,010)

Net loss from continuing operations		(56,339)	(11,514)	(16,991)	(2,728)
Income from discontinued operations	24	592	31,977	—	—

Net (loss) income		(55,747)	20,463	(16,991)	(2,728)

Accretion of redeemable convertible preferred shares to redemption value	16	(47,058)	—	—	—
Effect of foreign exchange rate movement of redeemable convertible preferred shares	16	10,585	—	—	—
Net (loss) income attributable to ordinary shareholders		(92,220)	20,463	(16,991)	(2,728)
Foreign currency translation		476	773	29	5
Unrealized gain from available-for-sale investments		—	90	1,370	220

Total other comprehensive income, net of tax		476	863	1,399	225
Comprehensive (loss) income		(91,744)	21,326	(15,592)	(2,503)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		For the years ended December 31,
	Note	2010	2011	2012
		RMB	RMB	RMB	US$

Earnings/ (loss) per share

Net loss from continuing operations	25	(0.58)	(0.03)	(0.05)	(0.01)
Income from discontinued operations	25	—	0.08	—	—
Basic	25	(0.58)	0.05	(0.05)	(0.01)
Net loss from continuing operations	25	(0.58)	(0.03)	(0.05)	(0.01)
Income from discontinued operations	25	—	0.08	—	—
Diluted	25	(0.58)	0.05	(0.05)	(0.01)
Shares used in earnings (loss) per share computations:
Basic	25	159,611,374	381,984,517	363,780,875	363,780,875
Diluted	25	159,611,374	381,984,517	363,780,875	363,780,875

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net Loss from continuing operations	(56,339)	(11,514)	(16,991)	(2,728)
Income from discontinued operations	592	31,977	—	—
Depreciation of property and equipment	57,761	67,351	59,890	9,613
Amortization of acquired intangible assets	2,775	536	—	—
Allowance for doubtful accounts	77	2,786	22,736	3,649
Loss from disposal of property and equipment	1	4,852	939	152
Deferred tax benefit	(24,064)	(2,043)	(11,197)	(1,797)
Interest expense	3,705	4,616	1,340	215
Foreign exchange loss	4,963	4,411	1,481	238
Gain from sale of available-for-sale investments	—	—	(224)	(36)
Share-based compensation	72,162	26,956	16,088	2,582
Post-acquisition settlement consideration (Note 4(a))	37,858	7,158	—	—
Gain on disposal of Shanghai JNet (Note 4(b))	—	(30,716)	—	—

Changes in operating assets and liabilities:
Accounts receivable	(53,248)	(56,643)	(97,635)	(15,671)
Prepaid expense and other current assets	(7,143)	(17,891)	(7,831)	(1,257)
Amounts due to (from) related parties	169	—	(7,596)	(1,220)
Accounts payable	37,252	5,457	46,781	7,509
Accrued employee benefits	906	5,969	5,606	900
Deferred government grant	—	—	3,360	539
Accrued expenses and other payables	2,559	(9,372)	10,068	1,616
Income tax payable	14,802	24,776	5,083	816

Net cash provided by operating activities	94,788	58,666	31,898	5,120

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS  (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchases of property and equipment	(45,950)	(77,563)	(102,391)	(16,435)
Cash paid for long term deposits	—	—	(10,000)	(1,605)
Deconsolidation of a consolidated VIE	—	(2,204)	—	—
Cash paid pursuant to post-acquisition settlement consideration agreement (Note 4(a))	(9,629)	(4,286)	—	—
Cash paid for available-for-sale investments (Note 10)	—	(99,190)	—	—
Cash received from sale of available-for-sale investments (Note 10)	—	—	18,582	2,983
Cash paid for long term investment (Note 9)	—	(9,136)	(6,000)	(963)
Proceeds from disposal of property and equipment	4	—	207	33

Net cash used in investing activities	(55,575)	(192,379)	(99,602)	(15,987)

Cash flows from financing activities:

Proceeds from issuance of Series C redeemable convertible preferred shares	34,586	—	—	—
Net proceeds from the initial public offering	494,050	—	—	—
Repayment of bank borrowings	(11,276)	—	—	—
Proceeds from employee share options exercised	—	4,019	3,351	538
Payment for repurchase of ordinary shares	(20,486)	(63,631)	(9,463)	(1,519)
Payment of dividend	—	—	(130)	(21)

Net cash provided by (used in) financing activities	496,874	(59,612)	(6,242)	(1,002)

Net increase (decrease) in cash and cash equivalents	536,087	(193,325)	(73,946)	(11,869)
Cash and cash equivalents at beginning of the year	64,702	592,706	392,535	63,006
Effect of foreign exchange rate changes on cash	(8,083)	(6,846)	(1,452)	(233)
Cash and cash equivalents at end of the year	592,706	392,535	317,137	50,904

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS  (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	804	8,129	8,945	1,436
Interest paid	708	539	36	6
Interest received	275	2,233	1,844	296
Supplemental disclosures of non-cash activities:
Acquisition of property and equipment through capital leases	13,569	—	—	—
Acquisition of property and equipment included in accrued expenses and other payables	28,343	(14,304)	(8,267)	(1,327)
Conversion of redeemable convertible preferred shares into ordinary shares concurrent with initial public offering	524,599	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ (deficit) equity
		RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2010	84,475,892	69	60,154	—	1,326	(401,284)	485	(339,250)

Net loss	—	—	—	—	—	(55,747)	—	(55,747)
Other comprehensive income
- Foreign currency translation adjustment	—	—	—	—	—	—	476	476
Issuance of ordinary shares upon the initial public offering, net of offering expenses of RMB60,350 (USD9,006)	94,771,952	62	491,307	—	—	—	—	491,369
Issuance of ordinary shares to the Former JNet Group shareholders (Note4 (a))	1,030,215	1	6,026	—	—	—	—	6,027
Effect of foreign exchange rate movement on Series A redeemable convertible preferred shares	—	—	—	—	—	2,232	—	2,232
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	—	(21,055)	—	(21,055)
Effect of foreign exchange rate movement on Series B redeemable convertible preferred shares	—	—	—	—	—	5,932	—	5,932
Accretion of Series C redeemable convertible preferred shares to redemption value	—	—	—	—	—	(26,003)	—	(26,003)
Effect of foreign exchange rate movement on Series C redeemable convertible preferred shares	—	—	—	—	—	2,421	—	2,421
Options to employees (Note 17 (a))	—	—	79,805	—	—	—	—	79,805
Founder’s option (Note 17 (c))	—	—	8,992		—	—	—	8,992
Effective repurchase of shares	—	—	(959)	—	—	—	—	(959)
Conversion of redeemable convertible preferred shares into ordinary shares concurrent with initial public offering	205,565,425	138	524,461	—	—	—	—	524,599

Balance at December 31, 2010	385,843,484	270	1,169,786	—	1,326	(493,504)	961	678,839

Net income	—	—	—	—	—	20,463		20,463
Other comprehensive income
- Foreign currency translation adjustment	—	—	—	—	—	—	773	773
- Fair value change of available-for-sale investments	—	—	—	—	—	—	90	90
Options to employees (Note 17 (a))	—	—	24,257	—	—	—	—	24,257
Founder’s option (Note 17 (c))	—	—	1,084	—	—	—	—	1,084
Options to non-employees(Note 17 (b))	—	—	1,615	—	—	—	—	1,615
Exercise of employee stock options	5,232,224	4	4,015	—	—	—	—	4,019
Share issued to depository bank	20,000,000	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank	(5,232,224)	—	—	—	—	—	—	—
Repurchase of shares	(26,261,776)	—	—	(63,631)	—	—	—	(63,631)
Balance at December 31, 2011	379,581,708	274	1,200,757	(63,631)	1,326	(473,041)	1,824	667,509

Net loss	—	—	—	—	—	(16,991)		(16,991)
Other comprehensive income
- Foreign currency translation adjustment	—	—	—	—	—	—	29	29
- Fair value change of available-for-sale investments	—	—	—	—	—	—	1,370	1,370
Options to employees (Note 17 (a))	—	—	16,086	—	—	—	—	16,086
Exercise of employee stock options	2,406,272	1	3,355	—	—	—	—	3,356
Settlement of share options exercised with shares held by depository bank	(2,406,272)	—	—	—	—	—	—	—
Repurchase of shares	(5,117,232)	—	—	(9,470)	—	—	—	(9,470)
Balance at December 31, 2012	374,464,476	275	1,220,198	(73,101)	1,326	(490,032)	3,223	661,889
Balance at December 31, 2012 (US$)	374,464,476	44	195,855	(11,732)	213	(78,656)	517	106,241

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

1.                          ORGANIZATION

ChinaCache International Holdings Ltd. (the ‘‘Company’’) was incorporated under the laws of the Cayman Islands on June 29, 2005. Upon incorporation, the Company was 99% owned by Consolidated Capital Holdings Ltd (‘‘CCH’’) which was under the control of Mr. Wang Song and his spouse Kou Xiaohong, (collectively known as the ‘‘Founders’’). Subsequently on April 12, 2007, CCH transferred 15% of its interest in the Company to Harvest Century International Limited (‘‘HCI’’), a company which is 100% owned by Ms. Kou Xiaohong. On September 23, 2005, April 20, 2007 and December 29, 2009, the Company issued redeemable convertible preferred shares to third party investors (Note 16).

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

As of December 31, 2012, subsidiaries of the Company and variable interest entities where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%	Provision of Technical Consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%	Provision of Content and Application Delivery services

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%	Provision of Content and Application Delivery services

JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%	Investment holding

ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	100%	Research & Development center

Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%	Investment holding

Variable Interest Entities (the “VIEs”)

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT” )*	June 7, 1998	The PRC	—	Provision of Content and Application Delivery services

Beijing Jingtian Technology Limited (“Beijing Jingtian”)*	September 1, 2005	The PRC	—	Provision of Content and Application Delivery services

*                 The equity interest of Beijing Blue IT and Beijing Jingtain are held by the Founders and two employees of the Company, respectively (collectively the “Nominee Shareholders”).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

1.            ORGANIZATION (CONTINUED)

The following is a summary of the various VIE agreements:

Exclusive option agreement

Pursuant to the exclusive option agreement amongst the Company and the Nominee Shareholders, the Nominee Shareholders irrevocably granted the Company or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominee Shareholders in Beijing Blue IT, when and to the extent permitted under PRC law, at an amount equal to either a) the outstanding loan amount pursuant to the loan agreement owed by the Nominee Shareholders or b) the lowest permissible purchase price as set by PRC law. Such consideration, if in excess of the outstanding loan amount, when received by the Nominee Shareholders upon the exercise of the exclusive option is required to be remitted in full to ChinaCache Beijing. Beijing Blue IT cannot declare any profit distributions or grant loans in any form without the prior written consent of the Company. The Nominee Shareholders must remit in full any funds received from Beijing Blue IT to ChinaCache Beijing, in the event any distributions are made by the VIEs pursuant to any written consents of the Company. This agreement is valid for ten years and expires on September 23, 2015. Such agreement can be renewed for an additional ten years at the sole discretion of the Company, and the times of such renewals are unlimited.

Similar exclusive option agreements were signed by ChinaCache Beijing with the VIEs, Shanghai JNet (Note 4(b)) and Beijing Jingtian, respectively.

Exclusive business cooperation agreement

Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing and the VIEs, ChinaCache Beijing is to provide exclusive business support, technical and consulting services including technical services, business consultations, access to intellectual property licenses, equipment or property leasing, marketing consultancy, system integration, product research and development and system maintenance in return for fees in an amount as determined and adjustable at the sole discretion of ChinaCache Beijing. The service fees charged to Beijing Blue IT are based on methods set forth in the technical support and service agreement and technical consultation and training agreement, as further discussed below. The service fees charged to Beijing Jingtian is based on 100% of Beijing Jingtian’s net income.

This agreement is valid for ten years and expires on September 23, 2015. Prior to this agreement’s and subsequent agreements’ expiration dates, ChinaCache Beijing can at its sole discretion renew at a term of its choice through written confirmation.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

1.                          ORGANIZATION (CONTINUED)

ChinaCache Beijing also agreed to provide unlimited financial support to Shanghai JNet (Note 4(b)) and Beijing Jingtian for their operations and agree to forego the right to seek repayment in the event Shanghai JNet and Beijing Jingtian are unable to repay such funding.

Exclusive technical support and service agreement/Exclusive technical consultation and training agreement/Equipment leasing agreement

Pursuant to these agreements between ChinaCache Beijing and Beijing Blue IT, ChinaCache Beijing is to provide research and development, technical support, consulting, training and equipment leasing services in return for fees, which is adjustable at the sole discretion of ChinaCache Beijing. The fees charged to Blue IT include an annual fixed amount and a variable quarterly amount which is determined based on the following factors:

•                  the number of ChinaCache Beijing’s employees who provided the services pursuant to the business cooperation agreement to Beijing Blue IT during the quarter (the “Quarterly Services”) and the qualifications of the employees;

•                  the number of hours ChinaCache Beijing’s employees spent to provide the Quarterly Services;

•                  operating expenses incurred by ChinaCache Beijing to provide the Quarterly Services;

•                  nature and value of the Quarterly Services; and

•                  Beijing Blue IT’s operating revenue for the quarter.

The original term of each of these three agreements was five years running from September 23, 2005, and each of the agreements was renewed in September 2010 for a five year term which expires on September 23, 2015. The term of the equipment leasing agreement can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

The exclusive business cooperation agreement, exclusive technical support and service agreement, exclusive technical consultation and training agreement, and equipment leasing agreement are collectively referred to as “Service Agreements”.

Loan agreement

The Company provided a loan facility of RMB10,000,000 to the Nominee Shareholders of Beijing Blue IT for the purpose of providing capital to Beijing Blue IT to develop its business. In addition, the Company also agreed to provide unlimited financial support to Beijing Blue IT for its operations and agree to forego the right to seek repayment in the event Beijing Blue IT is unable to repay such funding. The loan agreement between the Company and the Nominee Shareholders of Beijing Blue IT is valid for ten years and expires on September 23, 2015. Such agreement can be extended upon mutual written consent of the Company and the Nominee Shareholders of Beijing Blue IT.

ChinaCache Beijing also provided a loan of RMB8,500,000 to the Nominee Shareholders of Beijing Jingtian for their investment in the registered share capital. The loan agreement between ChinaCache Beijing and the Nominee Shareholders of Beijing Jingtian is valid for ten years and expires on December 3, 2022. Such agreement can be extended upon mutual written consent of ChinaCache Beijing and the Nominee Shareholders of Beijing Jingtian.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

1.                          ORGANIZATION (CONTINUED)

Power of attorney agreement

The Nominee Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs to ChinaCache Beijing, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association. This agreement remains continuously valid, as long as the Nominee Shareholders continue to be the shareholders of the VIEs.

Share pledge agreement

Pursuant to the share pledge agreement between ChinaCache Beijing and the Nominee Shareholders, the Nominee Shareholders have pledged all their equity interests in the VIEs to guarantee the performance of the VIEs’ obligations under the Service Agreements.

If the VIEs breach their respective contractual obligations under the business cooperation agreements, ChinaCache Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The Nominee Shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in the VIEs without the prior written consent of ChinaCache Beijing. This agreement is continuously valid until all payments due under the above VIE agreements have been fulfilled by the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable powers of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to ChinaCache Beijing. In addition, the Company, either directly or through ChinaCache Beijing, obtained effective control over the VIEs through the ability to exercise all the rights of the VIEs’ shareholders pursuant to the share pledge agreement and the exclusive option agreements. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses directly through the loan agreement for Beijing Blue IT and through ChinaCache Beijing using the business cooperation agreements for Shanghai JNet (Note 4(b)) and Beijing Jingtian. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through ChinaCache Beijing using the Service Agreements. Thus, the Company is also considered the primary beneficiary of the VIEs either directly or through ChinaCache Beijing. As a result of the above, the Company consolidates the VIEs under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

1.                          ORGANIZATION (CONTINUED)

Subsequently, in May 2010, the following supplementary agreements were entered into:

The Company, through ChinaCache Beijing, agreed to provide unlimited financial support to Beijing Jingtian for their operations and agree to forego the right to seek repayment in the event this VIE are unable to repay such funding. Concurrently, the agreement by ChinaCache Beijing through the exclusive business cooperation agreements to provide unlimited financial support to this VIE were cancelled.

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

Accordingly, as a result of the power to direct the activities of Shanghai JNet (Note 4(b)) and Beijing Jingtian pursuant to the power of attorney agreement and the obligation to absorb the expected losses of Shanghai JNet (Note 4(b)) and Beijing Jingtian through the unlimited financial support, ChinaCache Beijing ceased to be the primary beneficiary and the Company became the primary beneficiary of these two VIEs in May 2010. Similarly, the Company, which now has both the power to direct the activities of Beijing Blue I.T. pursuant to the power of attorney agreement, as well as its continuing obligation to absorb the expected losses of Beijing Blue I.T., the Company continued to be the primary beneficiary of Beijing Blue I.T.

Legal compliance

Assessing the legal validity and compliance of these above noted arrangements are a precursor to the Company’s ability to consolidate the results of operations and financial condition of its VIEs. In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of ChinaCache Beijing and the VIEs comply with all existing PRC laws and regulations; (ii) each of the contracts under the contractual arrangements among ChinaCache Beijing, the VIEs and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of ChinaCache Beijing and the VIEs are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits.

However, there is significant consolidation judgment due to the existence of substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with its VIEs is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC. To the extent that changes to and new PRC laws and regulations prohibit the Company’s VIE arrangements from also complying with the principles of consolidation, then the Company would no longer be able to consolidate and therefore would have to deconsolidate the financial position and results of operations of its VIEs. In the opinion of management, the likelihood of loss and deconsolidation in respect of the Company’s current ownership structure or the contractual arrangements with its VIEs is remote based on current facts and circumstances.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

1.                          ORGANIZATION (CONTINUED)

The following financial information of the VIEs was included in the accompanying consolidated financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012:

	As of December 31,
	2011	2012
	RMB’000	RMB’000	US$’000
Total assets	367,856	463,356	74,374
Total liabilities	145,704	202,132	32,444

	For the Year Ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000	US$’000
Net revenue	378,287	600,203	758,378	121,728
Net profit	118,590	126,796	97,873	15,710
Income from discontinued operations (including gain on disposal of Shanghai JNet (Note 4(b)))	592	31,977	—	—

Income from discontinued operations relates to the operations of Shanghai JNet that has been classified as discontinued operations upon the disposal of Shanghai JNet and the concurrent termination of the VIE Agreements (Note 4(b)).

	For the Year Ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by (used in) operating activities	47,527	31,364	(20,224)	(3,246)
Net cash used in investing activities	(31,394)	(73,873)	(49,933)	(8,015)
Net cash used in financing activities	(11,276)	—	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

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

(c)          Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, impairment of long-lived assets and intangible assets, allowance for doubtful debts, accounting for deferred income taxes, accounting for share-based compensation arrangements and accounting for the Company’s post-acquisition settlement consideration and subsequent changes in this estimated forecasted liability amount (Note 4(a)). The valuation of and accounting for the Company’s financial instruments (Note 16 and 17) also requires significant estimates and judgments provided by management.  Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)                       Foreign currency

The functional currency of the Company and each of its subsidiaries is the Renminbi (“RMB”), except for ChinaCache US, which is the United States dollar (“US$”), as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB.  Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of comprehensive income (loss).

Assets and liabilities of ChinaCache US are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive income.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)                        Convenience translation

Amounts in United States dollars (‘‘US$’’) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Repair and maintenance costs are charged to expense when incurred, whereas the cost of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The Company did not recognize any capitalized interest during the years ended December 31, 2010, 2011 and 2012.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)                        Intangible assets

Intangible assets, including acquired intangible assets and purchased computer software, are carried at cost less accumulated amortization and any impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Supplier contracts*	3.5 years
VAS license*	4.5 years
Non-compete agreement*	4 years
Purchased software	5 years

* Acquired in the JNet Group acquisition

(j)                        Impairment of long-lived assets and intangible assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable.  When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.  Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.  There is no indication of impairment associated with its long-lived assets and intangibles as of December 31, 2011 and 2012.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)                     Investments

Available-for-sale investments

The Company has classified its investment in Series A convertible redeemable preferred shares (“Series A Preferred Shares”) of an unlisted company in the PRC and a mutual fund as available-for-sale in accordance with ASC320-10 “Investments — Debt and Equity Securities”. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income except for another-than-temporary impairment, which would be charged to current period earnings.

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

(l)                        Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payable, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The redeemable convertible preferred shares are initially recognized based on residual proceeds after allocation to the detachable redeemable convertible preferred shares warrants (Note 16) at fair value, if applicable. Post-acquisition settlement consideration relating to the acquisition of JNet Group (Note 4(a)) is initially measured at fair value on the date of the related supplementary agreement and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its redeemable convertible preferred shares, post-acquisition settlement consideration and available-for-sale investments that are recognized in the consolidated financial statements.

(m)                  Discontinued Operations

In accordance with ASC 205-20 “Discontinued Operations”, when a component of an entity has been disposed of and the Company will no longer have significant continuing involvement in the operations of the component, the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income (loss) for all periods presented.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)                     Revenue recognition

The Company provides a portfolio of content and application delivery total solutions within its one class of services, such as, web page content services; file transfer services; rich media streaming services; guaranteed application delivery; managed internet data services; cloud services; content bridging services; mobile internet solution; and value-added services to its customers that in turn improve the performance, reliability and scalability of their internet services and applications.

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

The Company’s PRC subsidiaries and VIEs are subject to business taxes and related surcharges on revenues related to certain types of services at various rates, by fiscal year as set forth below:

	Fiscal 2010	Fiscal 2011	Fiscal 2012
	%	%	%
ChinaCache Beijing	5%	5.5%	5.6%
Beijing Blue IT	3.3%	3.3%	3.36%
Beijing Jingtian	5.5%	5.5%	5.6%

Business tax and related surcharges on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. The business tax and related surcharges expenses for the years ended December 31, 2010, 2011 and 2012 amounted to approximately RMB18,298,000, RMB24,215,000 and 26,377,000 (US$4,234,000), respectively.

Effective in September 2012, 6% of value-added tax, or VAT, replaced the original 5% business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue IT.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

(p)                     Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales and marketing expenses, amounted to approximately RMB3,215,000, RMB3,159,000 and RMB2,196,000 (US$352,000), for the years ended December 31, 2010, 2011 and 2012, respectively.

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

(r) Government Grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Company will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized as deferred government grants and released to the consolidated statements of comprehensive income (loss) over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. Where the grant relates to an asset, it is recognized as deferred government grants and released to the consolidated statements of comprehensive income (loss) in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense (Note 15).

Government grants received by the Company also consist of unrestricted grants which are received on an unsolicited and unconditional basis to support the growth of the Company and do not relate to the Company’s operating activities. Unrestricted grants are classified as non-operating income and recorded in other income on the consolidated statements of comprehensive income (loss) upon receipt. As of December 31, 2010, 2011 and 2012, the Company received unrestricted grant amounted to nil, nil and RMB1,262,000 (US$202,565), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

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

(t)                        Income taxes

The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.  The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “interest expense” and “other expenses,” respectively, in the consolidated statements of comprehensive income (loss).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)                     Share-based compensation

Share options granted to employees are accounted for under ASC 718 Compensation — Stock Compensation. In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award.  All grants of share options to employees classified as equity awards are recognized in the financial statements over their requisite service period based on their grant date fair values.  All grants of share options to employees classified as liability awards are remeasured at the end of each reporting period with any fair value adjustments recorded to the current period expense. The Company has elected to recognize compensation expenses using the accelerated method for its share options granted.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2010, 2011 and 2012, the Company estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

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

The Company, with the assistance of independent valuation firms, determined the estimated fair values of the share options granted to employees and non-employees using the binomial option pricing model.

(v)                      Earnings (loss) per share

In accordance with ASC 260, “Earnings per Share,”  basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s redeemable convertible preferred shares (Note 16) are participating securities. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the participating securities do not have contractual rights and obligations to share in the losses of the Company. Diluted earnings per share for continuing operations is calculated by dividing net profit from continuing operations attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Diluted earnings per share for discontinued operations is then calculated by dividing net profit from discontinued operations attributable to ordinary shareholders by the same number of potential ordinary shares determined in the earlier step. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s redeemable convertible preferred shares, using the if-converted method, and ordinary shares issuable upon the conversion of the share options (Note 17), using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)                   Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase (decrease) in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.  Comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss).  Accumulated other comprehensive income of the Company includes foreign currency translation adjustments related to ChinaCache US, whose functional currency is US$ and the change in fair value of available-for-sale investments (Note 10) and their corresponding deferred tax impact, if any.

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

(y)                      Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB8,295,000, RMB12,939,000 and RMB 22,064,000 (US$3,542,000) for the years ended December 31, 2010, 2011 and 2012, respectively.

(z)                         Share Repurchase Program

Pursuant to a Board of Director’s resolution on June 13, 2011, the Company’s management is authorized to repurchase up to US$10 million of the Company’s ADSs (“2011 Share Repurchase Plan”) in the next 12 months. As of December 2011, the Company had completed its 2011 Share Repurchase Plan by repurchasing 1,641,311 ADSs amounting to RMB 63,631,000 (US$10,000,000) under the approved plan.

Pursuant to a Board of Directors’ resolution on May 18, 2012, the Company’s management is authorized to repurchase up to US$10 million of the Company’s ADSs (“2012 Share Repurchase Plan”). As of December 31, 2012, the Company had repurchased 319,827 ADSs amounting to RMB 9,470,000 (US$1,520,000) under the 2012 Share Repurchase Plan.

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

DECEMBER 31, 2010, 2011 AND 2012

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)              Recently adopted accounting pronouncements

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Company will adopt ASU 2013-02 beginning January 1, 2013 and does not expect the adoption to have a material impact on its consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

3.             CONCENTRATION OF RISK

(a)                     Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, available-for-sale investments and amounts due from related parties.  As of December 31, 2011 and 2012, RMB118,893,000 and RMB 137,778,000 (US$22,115,000), respectively, were deposited with major financial institutions located in the PRC, and RMB 36,138,000 and RMB 56,609,000 (US$9,086,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, and RMB 3,779,000 and RMB 15,319,000 (US$ 2,459,000), respectively held in the major financial institutions in United States of America, and RMB 233,721,000 and RMB 107,416,000 (US$17,241,000), respectively held in the major financial institutions located in Europe. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.  Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law.  Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy.  In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006.  Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased.  In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

DECEMBER 31, 2010, 2011 AND 2012

3.                          CONCENTRATION OF RISK (CONTINUED)

(b)                     Business, supplier, customer, and economic risk (Continued)

(ii)                      Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Company’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network.  There can be no assurance that the Company are adequately prepared for unexpected increases in bandwidth demands by its customers.  The communications capacity the Company has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers.  Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers.  For the years ended on December 31, 2010, 2011 and 2012, 99%, 97% and 94% of bandwidth resources in term of costs were leased from the two major PRC telecom carriers, China Telecom and China Unicom.

(iii)                   Customer Risk - Revenue concentration on certain customers.  The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers.  Although the Company has a diversified base of customers covering its one class of services, such as, web page content services; file transfer services; rich media streaming service; guaranteed application services;  managed internet data services; cloud services; content bridging services; mobile internet solution; and value-added services, the Company does depend on a limited number of customers for a substantial portion of their revenue, and the loss of, or a significant shortfall in demand from, these customers could significantly harm the Company’s results of operations. Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years as of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000	US$’000

Customer A	62,923	98,684	82,663	13,268

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2011	2012
	RMB’000	RMB’000	US$’000

Customer A	37,153	46,324	7,436

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

DECEMBER 31, 2010, 2011 AND 2012

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

(d)                     Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  The appreciation of the RMB against US$ was approximately 3.1%, 4.6% and 1.0% in the years ended December 31, 2010, 2011 and 2012, respectively.  While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

4.              CONSOLIDATION (DECONSOLIDATION) OF SHANGHAI JNET

(a)             Post-Acquisition Settlement Consideration

On January 28, 2010, concurrent with the Company’s planned IPO, the Company agreed to provide certain requested settlement amounts pursuant to a supplementary agreement entered into with the original JNet sellers, Mr. Mei Yongkai and Ms. Mei Xiurong (the “sellers”). Historically, in lieu of the Company not paying the cash consideration in accordance with the original installment schedule due to the Company not having sufficient US$ funds nor were they able to remit RMB to the sellers due to the foreign currency restrictions imposed by the PRC government, the Company agreed to allow Shanghai JNet to provide RMB loans to the sellers subsequent to the original acquisition date of January 11, 2008. As of December 31, 2009, the outstanding cash consideration and the loan receivables due from the sellers amounted to approximately RMB59,018,000 and RMB65,590,000, respectively.

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

The terms of the supplementary agreement were negotiated and finalized 24 months subsequent to the acquisition date, after consideration and in settlement of unforeseen events and circumstances unrelated, and arising subsequent to the JNet business acquired. Accordingly, the Company has concluded that the accounting for the supplementary agreement should be separate from that of the business combination. The earn-outs in the supplementary agreement have been accounted for as a liability at its estimated fair value at each reporting date and will continue to be subsequently re-measured at each reporting date through the consolidated statements of comprehensive income (loss) until final settlement. The sum of the estimated fair value of the earn-outs and other consideration, including the excess difference between the loans receivable from the sellers over the outstanding balance of the original purchase consideration payable and the additional charge of RMB 6,027,000 (US$901,000) as a result of the issuance of 1,030,215 ordinary shares to the sellers at the initial public offering price of US$0.8688 pursuant to (iv) above, totaled RMB37,858,000 which was expensed during the year ended December 31, 2010. The Company also recorded expense of RMB7,158,000, during the year ended December 31, 2011 which represented the sum of the estimated changes in the fair value of the earn-outs.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

4.              CONSOLIDATION (DECONSOLIDATION) OF SHANGHAI JNET

(b)             Deconsolidation of Shanghai JNet

On December 26, 2011, the termination of all VIE agreements entered into between the Company, Shanghai JNet and its nominee shareholders resulted in the deconsolidation and the effective disposal of Shanghai JNet back to the sellers in exchange for non-cash consideration. Concurrent with the termination of all VIE agreements, the following terms were agreed:

(i)   The transfer of Shanghai JNet’s shares from these nominee shareholders back to Mr. Mei Yongkai;

(ii)  The Company agreed to waive the outstanding loan receivable balances of RMB48,654,000 from the sellers; and

(iii) The sellers agreed to waive the remaining acquisition consideration of US$7,075,000 and the post-acquisition settlement consideration of US$2,803,000.

The Company terminated all of the VIE agreements between the Company, Shanghai JNet and the nominee shareholders of Shanghai JNet because the costs of maintaining Shanghai JNet’s operations, including the costs of post-acquisition settlement consideration incurred and the efforts expended to integrate Shanghai JNet’s operations and personnel with the Company’s overall operations, outweighed the benefit of Shanghai JNet’s deteriorating percentage contribution of revenue to the Company.

As a result of the transaction, the Company recognized a gain on the deconsolidation of Shanghai JNet of RMB30,716,000 as summarized below.

RMB’ 000

Disposition of net assets of Shanghai JNet (Note 24)	(31,453)
Waiver of acquisition consideration and post-acquisition settlement consideration (see (iii) above)	62,169

Gain on deconsolidation of Shanghai JNet	30,716

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

5.              ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2011	2012
	RMB’000	RMB’000	US$’000

Accounts receivable	159,024	255,744	41,049
Less: allowance for doubtful accounts	(2,809)	(25,545)	(4,100)

	156,215	230,199	36,949

As of December 31, 2011 and 2012, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2011	2012
	RMB’000	RMB’000	US$’000

Balance, beginning of year	3,762	2,809	451
Additions for the current year	2,809	22,768	3,654
Deductions for the current year
-Recovery	(23)	(32)	(5)
-Written off	(3,739)	—	—

Balance, end of year	2,809	25,545	4,100

Any additions and amounts recovered of the Company’s allowance for doubtful accounts was recorded within general and administration expenses for the years ended December 31, 2011 and 2012.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

6.              PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2011	2012
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	4,856	17,147	2,752
Staff field advances	1,986	1,444	232
Other deposit and receivables	16,570	12,649	2,030

	23,412	31,240	5,014

(i)                   Prepaid expense for bandwidth and servers represents the unamortized portion of prepaid payments made to the Company’s telecom operators and certain technology companies, who provide the Company with access to bandwidth and network servers.

7.              PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	December 31,
	2011	2012
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	2,103
Computer equipment	354,697	424,808	68,186
Furniture and fixtures	7,172	7,538	1,210
Leasehold improvements	4,446	15,499	2,488
Motor vehicles	3,098	4,206	675

	382,513	465,151	74,662
Less: accumulated depreciation	(227,558)	(285,860)	(45,884)
Less: accumulated impairment	(52)	(52)	(8)

	154,903	179,239	28,770

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

7.        PROPERTY AND EQUIPMENT, NET (CONTINUED)

For the years ended December 31, 2010, 2011 and 2012, depreciation expenses (excluding Shanghai JNet) were RMB57,755,000 RMB67,345,000 and RMB59,890,000 (US$9,613,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	55,950	63,318	51,911	8,333
Sales and marketing expenses	772	855	712	114
General and administrative expenses	847	1,073	1,171	188
Research and development expenses	186	2,099	6,096	978

	57,755	67,345	59,890	9,613

The Company accounted for the leases of certain computer equipment and optical fibers as capital leases as the respective lease contracts included a bargain purchase option. The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2011	2012
	RMB’000	RMB’000	US$’000

Optical fibers	13,100	13,100	2,103
Computer equipment	47,243	47,243	7,583

	60,343	60,343	9,686
Less: accumulated depreciation	(31,443)	(39,662)	(6,366)

	28,900	20,681	3,320

Depreciation of computer equipment and optical fibers under capital leases was RMB8,928,000, RMB8,988,000 and RMB8,219,000 (US$1,319,000) for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

8.                          INTANGIBLE ASSETS

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Supplier contracts*	VAS license*	Non-compete agreements*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Intangible assets, net January 1, 2011	—	385	56	114	555
Amortization expense	—	(385)	(56)	(95)	(536)
Disposed of and derecognized **	—	—	—	(19)	(19)

Intangible assets, net December 31, 2011	—	—	—	—	—
Acquisition	3,368	—	—	—	3,368

Intangible assets, net December 31, 2012	3,368	—	—	—	3,368
Intangible assets, net December 31, 2012 (US$)	541	—	—	—	541

* Acquired in the JNet Group acquisition

** On December 26, 2011, upon the deconsolidation of Shanghai JNet (Note 4(b)), the Company disposed of and derecognized all of the acquired intangible assets related with Shanghai JNet.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization
	RMB’000	US$’000
For the years ending December 31,
2013	674	108
2014	674	108
2015	674	108
2016	674	108
2017	672	109

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

9.                          LONG TERM INVESTMENTS

Long term investments consisted of the following:

	December 31
	2011	2012
	RMB’000	RMB’000	US$’000
PRC Fund	3,103	6,103	980
United States Fund	6,033	9,033	1,449

	9,136	15,136	2,429

In 2011, the Company entered into agreements with a PRC Fund and a United States Fund and made investments of RMB3,103,000 and RMB6,033,000, respectively,  as a Limited Partner. In 2012, the Company made an additional RMB3,000,000 (US$481,533) investment to each of the PRC Fund and the United States Fund. Given that the Company holds less than five percent interest in each fund, the Company has accounted for such investments using the cost method. There were no indicators of impairment noted associated with the investments as of December 31, 2012.

10.                   AVAILABLE-FOR-SALE INVESTMENTS

	December 31
	2011	2012
	RMB’000	RMB’000	US$’000

Investment in a mutual fund (a)	97,564	80,576	12,934
Investment in Series A preferred shares of an unlisted company (b)	1,716	1,716	275

	99,280	82,292	13,209

(a) On April 4, 2011, the Company purchased 9,790.59 units of a mutual fund for RMB97,931,000.

The Company has accounted for the investment in the mutual fund as an available-for-sale investment, where such investment will be carried at fair value, with unrealized gains and losses excluded from earnings and reported as a net amount in as other comprehensive income in the consolidated statements of comprehensive income (loss) until realized. As of December 31, 2011, the fair value of this investment was RMB97,564,000, as derived from level one observable inputs, with the change in fair value of RMB367,000 recorded in other comprehensive income.

In 2012, the Company disposed 1,838.04 unit with a consideration of RMB18,582,000 (US$2,983,000) and reclassified the accumulated unrealized gains recorded in accumulated other comprehensive income of RMB224,000 (US$35,954) to other income in the consolidated statements of comprehensive income (loss) on the date of disposal. The fair value of the remaining investment was RMB80,576,600 (US$12,933,000) as of December 31, 2012, as derived from level one observable inputs, with the change of fair value of RMB1,594,000 (US$255,855) recorded in other comprehensive income.

There was no impairment indicators noted associated with this investment as of December 31, 2011 and 2012.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

10.                   AVAILABLE-FOR-SALE INVESTMENTS (CONTINUED)

(b) On April 28, 2011, the Company entered into an agreement with an unlisted company in the PRC to purchase 970,591 Series A Preferred Shares for RMB1,259,000 (US$200,000). The Company has the right on or after five years from the issuance date to request redemption of all its Series A Preferred Shares holders, at a redemption price equal to 120% of its original issuance price.

The Company has accounted for the investment in the Series A Preferred Shares as an available-for-sale investment where such investment will be carried at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income in the consolidated statements of comprehensive income (loss) until realized. As of December 31, 2011 and 2012, the fair value of the investment in the unlisted company was RMB1,716,000 and RMB1,716,000 (US$275,000) with the change of fair value of RMB457,000 and nil, respectively, recorded in other comprehensive income. There were no indicators of impairment noted associated with this investment as of December 31, 2011 and 2012.

11.                   LONG TERM DEPOSITS

In 2012, the Company made a total of RMB10,000,000 (US$1,605,000) deposits to acquire a land use right located in Beijing, the PRC for a total consideration amount of RMB50,173,000 (US$8,053,000).

12.                   ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	December 31,
	2011	2012
	RMB’000	RMB’000	US$’000

Business tax and other tax payables	15,781	16,276	2,612
Payables for purchase of property and equipment	21,492	13,224	2,123
Advance from customers	12,028	11,669	1,873
Other accrued expenses	12,264	16,604	2,665

Total	61,565	57,773	9,273

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

13.                   DIVIDENDS

In April 2005, Beijing Blue IT, the Company’s variable interest entity, declared a cash dividend of RMB2,600,000 to its then equity owners. RMB400,000, RMB2,070,000 and RMB130,000 were subsequently paid during the year ended December 31, 2008, 2009 and 2012, respectively.

14.                   CAPITAL LEASE OBLIGATIONS

Certain computer equipment and optical fibers were acquired through capital leases entered into by the Company.  Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	December 31,
	2011	2012
	RMB’000	RMB’000	US$’000

2012	5,466	—	—

Total minimum lease payments	5,466	—	—
Less: amount representing interest	(119)	—	—

Present value of remaining minimum lease payments	5,347	—	—

15.                   DEFERRED GOVERNMENT GRANT

Deferred government grant consisted of the following:

	December 31,
	2011	2012
	RMB’000	RMB’000	US$’000
Beginning	—	—	—
Received (i)	—	3,360	539
Recognized as income during the year	—	—	—
Ending	—	3,360	539

(i) During the year ended December 31, 2012, the Company received RMB3,360,000 (US$539,000) of government grant from the relevant PRC government authority. The government grant received is required to be used in a research and development project pursuant to the government grant agreement and the project term is from October 2012 to October 2014. The grant was recorded as deferred government grant as the Company had not fulfilled the conditions required by the government as of December 31, 2012.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

16.                   PREFERRED SHARES

Series A Redeemable Convertible Preferred Shares

On September 23, 2005, the Company issued in aggregate 65,384,615 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) as follows:

(i)                           46,153,846 Series A Preferred Shares (“PS-A Tranche I”) with 7,692,306 detachable warrants which were exercised into Series A Preferred Shares, to a group of third party investors for total gross cash proceeds of US$6,000,000

(ii)                        19,230,769 Series A Preferred Shares (“PS-A Tranche II”) were issued to another third party investor for total gross cash proceeds of US$2,500,000

During the period from September 14 to 21, 2007, the Company issued in aggregate 7,692,306 Series A Preferred Shares (“PS-A Tranche III”) upon the exercise of detachable warrants for deemed proceeds comprised of the fair value of the warrants at the date of exercise and the related exercise price totaling US$1,075,000 .

Series B Redeemable Convertible Preferred Shares

On April 20, 2007, the Company issued in aggregate 80,765,142 Series B Redeemable Convertible Preferred Shares (‘‘Series B Preferred Shares’’) as follows:

(i)                           73,005,789 Series B Preferred Shares (“PS-B Tranche I”) were issued to the Series A Preferred Shares investors and a group of new third party investors for total gross cash proceeds of US$28,500,000

(ii)                        7,759,353 Series B Preferred Shares (“PS-B Tranche II”) were issued to the then note holders of convertible notes issued in 2006 and 2007 upon the conversion of these convertible notes with total deemed proceeds of US$3,029,096

On July 7, 2009, 1,000,000 Series B Preferred Shares were repurchased by the Company at a purchase consideration equivalent to the par value of the Series B Preferred Shares.

Series C Redeemable Convertible Preferred Shares

On December 29, 2009, the Company issued in aggregate 44,780,836 Series C Redeemable Convertible Preferred Shares (‘‘Series C Preferred Shares’’) as follows:

(i)                           20,512,821 Series C Preferred shares (“PS-C Tranche I”) were issued to certain Series A and Series B Preferred Share investors for total gross cash proceeds of US$8,000,000

(ii)                        11,831,308 Series C Preferred Shares (“PS-C Tranche II”) were issued to the then note holders of convertible note issued in 2008 upon the conversion of the convertible note with deemed proceeds of US$3,605,000

(iii)                     12,436,707 Series C Preferred Shares (“PS-C Tranche III”) were issued to the same PS-C Tranche I Series C Preferred Share investors on a pro rata basis for total gross cash proceeds of US$3,000,000

Series B and Tranches I and II of Series C Preferred Shares also contained certain financial performance rachets for 2007 and 2009, respectively.

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

DECEMBER 31, 2010, 2011 AND 2012

16.                   PREFERRED SHARES (CONTINUED)

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

The initial carrying value of the PS-A Tranche I was based on the total consideration less the estimated fair value of the detachable Series A Warrants and transaction costs that were directly attributable to the issuance.  The initial carrying value of the PS-A Tranche II was based on the total consideration less transaction costs.  The initial carrying value of the PS-A Tranche III was based on the total deemed proceeds less transaction costs that were directly attributable to the issuance.  Deemed proceeds consist of the exercise price and the fair value of the Series A warrants immediately before exercise.

The initial carrying value of the PS-B Tranche I was the total consideration less the transaction costs directly attributable to the issuance. The initial carrying value of the PS-B Tranche II was recorded at the carrying value of the 2006 and 2007 convertible notes immediately prior to conversion. In addition, an amount of RMB 12,023,000, representing the fair value of the Series B Preferred Shares investors’ obligation to finance the Founders’ options, was recognized as part of the initial carrying value of the PS-B Tranche I and II with a debit to Additional Paid-in Capital (Note 17(c)).

The initial carrying value of the PS-C Tranche I and III was based on the total consideration received for both tranches, since each tranche was issued to the same investors in the same proportion, and then allocated based on relative fair values of each respective tranche (due to the 2009 performance ratchet contained in Tranche I but not Tranche III). The initial carrying value of the PS-C Tranche II was recorded at the carrying value of the 2008 convertible notes immediately prior to conversion.

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

DECEMBER 31, 2010, 2011 AND 2012

16.                               PREFERRED SHARES (CONTINUED)

Accounting for Series A, Series B and Series C Preferred Shares (Continued)

Beneficial conversion features exist when the conversion price of the redeemable convertible preferred shares is lower than the fair value of the ordinary share at the commitment date.  Since the redeemable convertible preferred shares are convertible from inception but contains conversion terms that change upon the occurrence of a future event, the contingent beneficial conversion feature is measured at the commitment date but not recognized until the contingency is resolved. For each of Series A, Series B and Series C Preferred Shares, the Company has determined that no BCF is recognized at the commitment date nor at the resolution of contingencies, except for PS-C Tranche I and II where the Company subsequently recorded a contingent BCF of US$177,085 and US$651,136, respectively, as the fair value per ordinary share on December 29, 2009, the commitment date, was US$0.30. The discount from recording such BCF was immediately accreted in full as to the earliest conversion date is also the issuance date, and was treated as a return to the Series C Preferred Shareholders. The Company determined the estimated fair values of the ordinary share with the assistance from an independent appraisal firm.

The initial carrying values of the Series A, Series B and Series C Preferred Shares were accreted to the redemption value from the respective issuance dates to the earliest redemption date using the effective interest method. As a result, deemed dividends of RMB31,935,000 were recorded for the years ended December 31, 2010.

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

17.                               SHARE-BASED COMPENSATION

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

17.                               SHARE-BASED COMPENSATION (CONTINUED)

The 2007 Plan, 2008 Plan, 2010 Plan and 2011 Plan (collectively, the “Option Plans”) will be administered by the Compensation Committee as set forth in the Option Plans (the “Plan Administrator”). The board of directors of a committee designated by the board will administer the plan to execute Option Agreements with those persons selected by the Plan Administrator and issue ordinary shares of the Company upon exercise of any options so granted pursuant to the terms of an Option Agreement.

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

On February 26, 2011 and August 9, 2011, the Company’s Board of Directors authorized the accelerated vesting of 800,000 share options that were issued under the 2008 Plan to two employees upon their resignation from the Company.  Net incremental stock based compensation of RMB1,776,000 was recognized on the date of modification.

On January 1, 2012, the Company’s Board of Directors approved to modify the exercise price of options granted under the 2010 Plan and 2011 Plan from US$0.41 to US$0.24.  The Company recognized an incremental costs of RMB3,121,300 (US$501,000) on the date of modification. The remaining unrecognized incremental compensation cost related to unvested share options will be amortized from the modification date to the end of the remaining vesting period.

During the years ended December 31, 2010, 2011 and 2012, the Company granted 3,662,350, 25,954,666 and 2,130,000 options, respectively, to a combination of employees, consultants and directors of the Company at exercise prices ranging from RMB1.62 to RMB2.58 (US$0.26 to US$0.41). As of December 31, 2012, options to purchase 41,942,758 of ordinary shares were outstanding and options to purchase 3,294,334 ordinary shares were available for future grant under the Option Plans.

The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility, the expected price multiple at which employees are likely to exercise share options. For expected volatilities, the Company has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Company. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates prior to its IPO, was determined with assistance from third party valuation firms. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

17.                               SHARE-BASED COMPENSATION (CONTINUED)

(a)         Options Granted to Employees

The following table summarized the Company’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2011	20,663,260	0.17	7.30	23,297

Granted	24,854,666	0.41
Exercised	(5,232,224)	0.12
Forfeited	—	—

Outstanding, December 31, 2011	40,285,702	0.33	8.58	1,035

Vested and expected to vest at December 31, 2011	40,285,702	0.33	8.58	1,035

Exercisable at December 31, 2011	13,229,533	0.21	6.86	1,033

Granted	2,130,000	0.27
Exercised	(2,406,272)	0.22
Forfeited	(3,494,672)	0.30

Outstanding, December 31, 2012	36,514,758	0.22	7.70	840

Vested and expected to vest at December 31, 2012	36,514,758	0.22	7.70	840

Exercisable at December 31, 2012	15,410,254	0.19	7.16	840

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2012, the Company has options outstanding to purchase an aggregate of 4,626,208 shares with an exercise price below the estimated fair value of the Company’s shares as at December 31, 2012, resulting in an aggregate intrinsic value of RMB840,000 (US$135,000) as at December 31, 2012.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

17.                               SHARE-BASED COMPENSATION (CONTINUED)

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

Subsequent to the Company’s IPO, the Company accounts for its options granted to employees as equity awards, as the Company’s shares are now publicly traded in U.S. and therefore the options are no longer considered dual-indexed. The fair value of the options granted to employees was remeasured on the date of the Company’s IPO, with the fair value of the share-based liabilities relating to the vested options reclassified to Additional Paid-in Capital and the fair value of the unvested options to be recognized over the remaining requisite service period as compensation expenses using the accelerated method. RMB24,257,000 and RMB16,088,000 (US$2,583,000) were recorded as share-based compensation expenses in captions consistent with the payroll cost classification of the grantees, during the years ended December 31, 2011 and 2012, respectively. As of December 31, 2012, there was RMB10,959,000 (US$1,759,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the accelerated method over the remaining vesting periods of different tranches, ranging from 0.25 years to 4.75 years.

The Company calculated the estimated fair value of the options granted in 2011 and 2012 using the binomial option pricing model with the following assumptions:

	June 20, 2011	May 21, 2012

Suboptimal exercise factor	2.2	2.2
Risk-free interest rates	2.21%	1.73%
Expected volatility	71.2%	67.5%
Expected dividend yield	0%	0%
Weighted average fair value of share option	0.236	0.166

The Company calculated the estimated fair value of the options at the date of the Company’s IPO on October 1, 2010 using the binomial option pricing model with the following assumptions:

October 1, 2010

Suboptimal exercise factor	2
Risk-free interest rates	2.61%
Expected volatility	65.6%
Expected dividend yield	0%

The total fair value of options vested during the year ended December 31, 2010, 2011 and 2012 was RMB7,299,798, RMB36,918,136, and RMB2,202,839 (US$353, 580), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

17.                               SHARE-BASED COMPENSATION (CONTINUED)

(b)         Share options issued to non-employees

The Company granted 1,100,000 options to non-employees on June 20, 2011, which were immediately vested upon grant, with the exercise price of each option at US$0.41. The weighted average exercise price of each option was US$0.16. As of December 31, 2012, there were 3,028,000 options outstanding and exercisable.

The Company records share-based compensation expenses on the grant date equal to the estimated fair-value of the share options at the measurement date. The estimated fair-value of the options granted to non-employees in 2011 at grant date was determined to be RMB1,615,000 which was recorded in sales and marketing expenses and general and administrative expenses.

The Company calculated the estimated fair value of the options on the grant date using the binomial option pricing model with the following assumptions:

June 20, 2011

Risk-free interest rates	2.2

Expected volatility	71%
Expected dividend yield	0%
Fair value of share option	US$0.19

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the fair value of the Company’s ordinary shares. As of December 31, 2012, the Company has options outstanding to purchase an aggregate of 1,910,000 shares with an exercise price below the estimated fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB2,633,000 (US$422,588), respectively.

(c)          Founders’ Options

On April 20, 2007, in connection to the Series B Preferred Shares financing (Note 16), the holders of Series B Preferred Shares, on a pro rata basis, granted the Founders options to acquire up to an aggregate of 3,400,000 ordinary shares (‘‘Founders’ Options’’) from holders of Series B Preferred shares which had a vesting commencement date that was contingent on the Company meeting a performance condition of 2007 revenues (‘‘Revenue Milestone’’). The exercise price of each option is US$0.0001. No options will be vested if the 2007 revenues is less than the Revenue Milestone. 25% of the Founders’ Options will vest 12, 24, 36, and 48 months from the date of the above performance condition has been met, subject to the Founders’ continuous service to the Company.

Upon the exercise of the Founders’ Options, the holders of Series B Preferred Shares shall convert such number of Series B Preferred Shares into such number of ordinary shares and transfer such ordinary shares to the Founders in exchange for the exercise price.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

17.                               SHARE-BASED COMPENSATION(CONTINUED)

(c)          Founders’ Options (Continued)

On July 7, 2009, a supplementary agreement was entered into between the holders of the Series B Preferred Shares and the Founders to confirm that the Revenue Milestone was achieved and that the vesting commencement date was April 1, 2008. In addition, it was also agreed between the holders of Series B Preferred Shares and the Founders that the Founders’ Options was reduced from 3,400,000 to 2,400,000 (Note 16).

On March 31, 2011, the Company and holders of the original Series B Preferred shares agreed that the Founders’ options should become fully vested on March 31, 2011, thereby accelerating the original March 31, 2012 vesting by 12 months. No incremental compensation expenses were recognized as a result.

The Founders’ Options have been awarded by the holders of the original Series B Preferred Shares for the Founders’ continuing services to the Company. Accordingly, such Founders’ Options are recorded as share-based compensation expenses in the Company with an offsetting credit to Additional Paid-in Capital, reflecting a pushdown of such expenses as incurred by the original holders of Series B Preferred Shares. As the Founders’ Options are indexed to a foreign currency in addition to the Company’s share price, the Founders’ Options is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. During the year ended December 31, 2007, the Company has assessed that it is probable that the Revenue Milestone would be met, accordingly the Company commenced recognition of the related compensation expenses using the accelerated method. Subsequent to the Company’s IPO, the Company’s shares are now publicly traded in U.S. upon the IPO and therefore the Founders’ options are no longer considered dual-indexed. The fair value of the Founders’ options was remeasured on the date of the Company’s IPO with the fair value of the share-based liabilities relating to the vested options reclassified to Additional Paid-in Capital and the fair value of the unvested Founders’ options to be recognized over the remaining requisite service period as compensation expenses using the accelerated method. RMB 8,992,000, RMB1,084,000 and Nil were recorded as compensation expense, with a corresponding credit to Additional Paid-in Capital during the years ended December 31, 2010, 2011 and 2012, respectively.

The Company calculated the estimated fair value of the options at the date of the Company’s IPO on October 1, 2010 using the binomial option pricing model with the following assumptions:

October 1, 2010

Suboptimal exercise factor	2
Risk-free interest rates	2.52%
Expected volatility	62.2%
Expected dividend yield	0%

A total compensation expense relating to options granted to employees, non-employees and Founders’ options recognized for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2010	2011	2012
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000
Cost of revenues	11,353	4,047	2,896	465
Sales and marketing expenses	27,122	9,669	6,917	1,110
General and administration expenses	21,703	8,968	3,219	517
Research and development expenses	11,984	4,272	3,056	491
	72,162	26,956	16,088	2,583

18.                               STATUTORY RESERVES

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

18.                               STATUTORY RESERVES (CONTINUED)

As of December 31, 2011 and 2012, the Company had appropriated RMB1,326,000 and RMB1,326,000 (US$213,000), respectively in its statutory reserves.

19.                               MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB8,295,000, RMB12,939,000 and RMB22,064,000 (US$3,542,000), for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

20.                               INCOME TAXES

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

The PRC

The Company’s subsidiaries and the VIEs that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Income Tax Laws, respectively. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries and the VIEs are subject to a CIT statutory rate of 25%.

On December 24, 2010, ChinaCache Beijing received official approval as a High and New Technology Enterprise (“HNTE”) which allows it to utilize a reduced income tax rate of 15% from 2010 to 2012. The HNTE status is subject to annual qualification and tri-annual renewal.  ChinaCache Beijing enjoys the HNTE preferential tax rate of 15% for the years ended December 31, 2011 and 2012, respectively.

In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2012, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2012, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear.

Based on the assessment of facts and circumstances available at December 31, 2012, management believes none of its non-PRC entities are more likely than not non-PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Company will continue to monitor its tax status.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

20.                               INCOME TAXES (CONTINUED)

Income (loss) from continuing operations before income tax expense consists of:

	For the Years Ended December 31,
	2010	2011	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Non-PRC	(118,764)	(23,512)	(20,097)	(3,226)
PRC	51,521	23,143	9,399	1,508

	(67,243)	(369)	(10,698)	(1,718)

The income tax expense (benefit) comprises:

	For the Years Ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000	US$’000

Current	12,466	13,188	17,490	2,807
Deferred	(23,370)	(2,043)	(11,197)	(1,797)

	(10,904)	11,145	6,293	1,010

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to the PRC operations to income tax expense for the years ended December 31, 2010, 2011 and 2012, is as follows:

	For the Years Ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000	US$’000

Loss from continuing operations before income tax expense	(67,243)	(369)	(10,698)	(1,717)

Income tax computed at PRC statutory tax rate of 25%	(16,811)	(93)	(2,674)	(429)
Preferential tax rates	(5,049)	(948)	83	13
International rate differences	30,007	13,514	9,622	1,545
Additional 50% tax deduction for qualified research and development expenses	(787)	(2,660)	(4,915)	(789)
Non-deductible expenses	2,903	5,117	5,208	836
Other permanent difference	—	—	(6,626)	(1,064)
Effect of changes in tax rates on deferred taxes	(38)	(1,586)	3,779	607
Deferred tax on outside basis differences	(16,684)	—	—	—
Changes in unrecognized tax benefits	(295)	(480)	—	—
Changes in the valuation allowance	(4,776)	(1,719)	276	44
Deferred tax adjustment	626	—	1,540	247

Income tax (benefit) expense	(10,904)	11,145	6,293	1,010

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

20.                               INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2010	2011	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Allowance for doubtful accounts	567	431	6,096	978
- Deferred Revenue	—	—	840	135
- Accruals	3,752	5,414	6,690	1,074
Less: valuation allowance	—	—	—	—

Net current deferred tax assets	4,319	5,845	13,626	2,187

Non-current:
- Tax losses	3,960	2,241	6,481	1,041
- Property and equipment	2,368	2,750	2,202	353
Less: valuation allowance	(3,960)	(2,241)	(2,517)	(404)

Net non-current deferred tax assets	2,368	2,750	6,166	990

Total Deferred tax assets	6,687	8,595	19,792	3,177

Deferred tax liabilities:
Current:
- Intangible assets	134	—	—	—

Current deferred tax liabilities	134	—	—	—

Non-current:
- Intangible assets	5	—	—	—
-Outside basis of domestic VIEs	—	—	—	—

Non-current deferred tax liabilities	5	—	—	—

Total deferred tax liabilities	139	—	—	—

Valuation allowances have been provided for deferred tax assets where, based on all available evidence, it was determined by management that more likely than not to be realized in future years. The Company recorded a full valuation allowance against deferred tax assets of those subsidiaries that are in a cumulative 3-year loss position as of December 31, 2012.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

20.                               INCOME TAXES (CONTINUED)

As of December 31, 2012, the Company has net operating tax losses carried forward from its PRC subsidiaries, as per filed tax returns, of RMB64,416,000 (US$10,340,000), which will  expire between 2013 and 2018.

As of December 31, 2012, the Company intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Positions

As of December 31, 2011 and 2012, the Company recorded an unrecognized tax benefit of RMB23,850,000  and RMB 21,563,000 (US$3,461,000), respectively, of which RMB17,657,000 and RMB9,777,000 (US$1,569,000), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets.  The unrecognized tax benefit is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. The uncertain tax positions of RMB19,898,000 (US$3,194,000), if ultimately recognized would affect the effective tax rate. The Company recorded penalty of RMB1,076,000 and RMB2,797,000 (US$449,000) and interest expense of RMB715,000 and RMB1,304,000 (US$209,000) for the years ended December 31, 2011 and 2012, respectively.

As of December 31, 2012, the Company’s tax years ended December 31, 2007 through 2012 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

A roll-forward of accrued unrecognized tax benefits is as follows:

	December 31,
	2011	2012
	RMB’000	RMB’000	US$’000

Balance—beginning	42,265	23,850	3,828
Derecognized as a result of the deconsolidation of Shanghai JNet (Note 4(b))	(19,738)	—	—
Increase based on tax positions related to the current year	1,323	3,169	509
Decrease based on tax positions related to the current year	—	(5,456)	(876)

Balance—ending	23,850	21,563	3,461

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

21.                               RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Company had transactions during the periods presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Director of the Company
Ms. Kou Xiaohong	The Co-Founder and Director of the Company
Blue I.T. Technologies Limited(“Blue IT”)	A company 100% owned by Ms. Kou Xiaohong
Harvest Century International Ltd. (“HCI”)	A company 100% owned by Ms. Kou Xiaohong
Sundream Holdings Ltd. (i)	A shareholder of the Company
SmartAsia Holdings Ltd. (i)	A shareholder of the Company
JAFCO Asia Technology Fund II (ii)	A shareholder of the Company
Investor Investments Asia Limited (ii)	A shareholder of the Company
Investor Goup Asia L.P. (ii)	A shareholder of the Company
Qiming Venture Partners,L.P. (ii)	A shareholder of the Company
Qiming Managing Directors Fund,L.P. (ii)	A shareholder of the Company
Ignition Venture Partners III,L.P. (ii)	A shareholder of the Company
Ignition Managing Directors Fund III,LLC (ii)	A shareholder of the Company
SIG China Investments One,Ltd (ii)	A shareholder of the Company
Intel Capital (Cayman) Corporation (ii)	A shareholder of the Company
Intel Capital Corporation (ii)	A shareholder of the Company
Xuntong Tianxia Limited (“Xuntong”)	A company of which one of the Company’s vice presidents is a beneficial shareholder
Jiuzhou Changxiang Technologies (Beijing) Limited (“Jiuzhou Changxiang”)	A company of which one of the Company’s vice presidents is a beneficial shareholder

(i)        Collectively referred as “Former JNet Group Shareholders”

(ii)     Collectively referred as preferred shareholders

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

21.                               RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Company had the following related party balances as of December 31, 2011 and 2012:

	Xuntong	Jiuzhou Changxiang	Ms. Kou Xiaohong	Former JNet Group Shareholders	Mr. Mei Yongkai	Ms. Mei Xiurong	Total

Balance as of January 1, 2011	—	—	(18)	(72,853)	56,195	2,807	(13,869)

Cash received from Mr. Mei Yongkai	—	—	—	—	(10,348)	—	(10,348)
Cash paid to former JNet Group shareholders for the original consideration for the acquisition of JNet Group	—	—	—	9,800	—	—	9,800
Cash paid to former JNet Group shareholders for the Post-acquisition settlement consideration	—	—	—	4,834	—	—	4,834
Change of fair value of Post-acquisition settlement consideration (Note 24)	—	—	—	(7,158)	—	—	(7,158)
Exchange gain	—	—	—	3,208	—	—	3,208
Waiver of amounts due to (from) the sellers concurrent with the deconsolidation of Shanghai JNet (Note 4(b))	—	—	—	62,169	(45,847)	(2,807)	13,515
Balance as of December 31, 2011	—	—	(18)	—	—	—	(18)
Receivables from Xuntong for services provided	13,000	—	—	—	—	—	13,000
Cash received from Xuntong	(4,360)	—	—	—	—	—	(4,360)
Service fee charged by Jiuzhou Changxiang	—	(4,139)	—	—	—	—	(4,139)
Cash paid to Jiuzhou Changxiang	—	3,095	—	—	—	—	3,095
Balance as of December 31, 2012	8,640	(1,044)	(18)	—	—	—	7,578
Balance as of December 31, 2012 (US$’000)	1,387	(168)	(3)	—	—	—	1,216

The amounts due from Mr. Mei Yongkai and Ms. Mei Xiurong and amount due to Former JNet Group shareholders were waived concurrent to the deconsolidation of Shanghai JNet Note (4(b)).

22.                               REPURCHASE OF ORDINARY SHARES

As of December 31, 2011, the Company had repurchased 1,641,311 ADSs amounting to RMB 63,631,000 under the 2011 Share Repurchase Plan. As of December 31, 2012, the Company had repurchased 319,827 ADSs amounting to RMB 9,470,000 (US$1,520,000) under the 2012 Share Repurchase Plan.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

23.                               RESTRICTED NET ASSETS

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

Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB153,440,000 (US$24,629,000) as of December 31, 2012.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

24.                               DISCONTINUED OPERATION

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

The breakdown of assets and liabilities attributed to discontinued operations as of December 26, 2011 (the date of sale), are as follows:

December 26, 2011
RMB’ 000

Current assets	63,182
Property and equipment, net	5
Intangible assets	19
Goodwill	16,989
Total assets	80,195

Current liabilities	(48,737)
Deferred tax liabilities	(5)
Total liabilities derecognized	(48,742)
Total net assets (Note 4(b))	31,453

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

25.                               EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the periods presented is calculated as follows:

	For the Year Ended December 31,
	2010	2011	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net loss from continuing operations	(56,339)	(11,514)	(16,991)	(2,728)
Income from discontinued operations	592	31,977	—	—

Accretion of redeemable convertible preferred shares:
- Series A	—	—	—	—
- Series B	(21,055)	—	—	—
- Series C	(26,003)	—	—	—

Effect of foreign exchange rate movement on redeemable convertible preferred shares
- Series A	2,232	—	—	—
- Series B	5,932	—	—	—
- Series C	2,421	—	—	—

Net (loss) income attributable to ordinary shareholders:	(92,220)	20,463	(16,991)	(2,728)

Denominator:
Number of shares outstanding, opening	84,475,892	385,843,484	364,813,932	364,813,932
Weighted average number of shares issued	75,135,482	3,063,940	136,676	136,676
Weighted average number of shares repurchased	—	(6,922,907)	(1,169,733)	(1,169,733)
Weighted-average number of shares outstanding — Basic	159,611,374	381,984,517	363,780,875	363,780,875
Weighted-average number of shares outstanding — Diluted	159,611,374	381,984,517	363,780,875	363,780,875

Earnings (loss) per share-Basic
- Net loss from continuing operations	(0.58)	(0.03)	(0.05)	(0.01)
- Income from discontinued operations:	—	0.08	—	—
	(0.58)	0.05	(0.05)	0.01
Earnings (loss) per share-Diluted
- Net loss from continuing operations	(0.58)	(0.03)	(0.05)	(0.01)
-Income from discontinued operations:	—	0.08	—	—
	(0.58)	0.05	(0.05)	0.01

The effects of Series A, Series B and Series C Preferred Shares have been excluded from the computation of diluted loss per share for the year ended December 31, 2010 as their effects would be anti-dilutive.  Similarly, the effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2010, 2011 and 2012 as their effects would be anti-dilutive.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

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

In accordance with ASC 820, the available-for-sale investment of the mutual fund is classified within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis. The available-for-sale investment in Series A Preferred Shares of an unlisted PRC company is classified within Level 3 as the Company measures the fair value with reference to the fair value of the latest transaction which occurred close to year end. The post-acquisition settlement consideration contingency is classified within Level 3. This estimated liability was derived through application of the income approach which included the estimation of Shanghai JNet’s following three years of pre-tax income, based on actual historical operating results coupled with management’s best estimate of future performance and certain market assumptions. The Company applied a discount rate of approximately 17% as at December 31, 2010 which was determined through the assessment of the Company-specific and industry-specific risks.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

26.          FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Post-acquisition settlement consideration contingency
RMB’000

Fair value at January 1, 2010	—

Changes in fair value	16,569
Transfers in and/or out of Level 3	—
Fair value at December 31, 2010	16,569
Changes in fair value	7,158
Paid during 2011	(4,834)
Waiver of loans receivables from the sellers (Note 4(b))	(18,893)
Transfers in and/or out of Level 3	—
Fair value at December 31, 2011	—

Investment in the Series A Preferred Shares of an unlisted PRC company
RMB’000

Fair value at January 1, 2011	—
Investment during 2011	1,259
Changes in fair value	457
Transfers in and/or out of Level 3	—
Fair value at December 31, 2011	1,716
Fair value at December 31, 2012	1,716
Fair value at December 31, 2012 (US$’000)	275

Changes in the fair value of the post-acquisition settlement consideration contingency are recorded in the consolidated statements of comprehensive income (loss).  The Company’s valuation techniques used to measure the fair value of the post-acquisition settlement consideration contingency were derived from management’s assumptions of estimations as discussed above. Changes in the fair value of the available-for-sale investment in Series A Preferred Shares of an unlisted PRC company will be recorded in other comprehensive income.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

27.          COMMITMENTS AND CONTINGENCIES

(a)  Operating Leases

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates.  Total rental expense under all operating leases was RMB3,917,000, RMB5,626,000 and RMB15,621,000 (US$2,507,000) for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, the Company had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	December 31, 2012
	RMB’000	US$’000

2013	15,493	2,487
2014	14,634	2,349
2015	14,409	2,313
2016	13,852	2,223
2017	5,605	900

	63,993	10,272

(b)  Purchase Commitments

As of December 31, 2012, the Company had outstanding purchase commitments in relation to bandwidth of RMB105,127,000 (US$16,874,000).

(c) Investment commitment

As part of the Company’s expansion strategy, in October 2012, the Company signed a purchase agreement to acquire a 51% equity interest in a PRC company with a purchase consideration of RMB408,000 (US$65,000). As of December 31, 2012, the closing conditions of the acquisition of the PRC company have not been met and therefore the transfer of the 51% equity interest has not occurred.  As such, the Company has not accounted for this business combination in 2012.

(d) Income taxes

As of December 31, 2012, the Company has recognized RMB21,563,000 (US$3,461,000) (2011: RMB23,850,000) of unrecognized tax benefits. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, changes in regulatory tax laws, interpretation of those tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED STATEMENTS (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

28.          SUBSEQUENT EVENTS

(a) Acquisition of land use right

On February 6, 2013, the Company executed the purchase agreement and the remaining purchase consideration of RMB40,173,000 (US$6,448,000) (after the deduction of the upfront long term deposits of RMB10,000,000) (Note 11) is due in accordance with payment schedule pursuant to the purchase agreement.

(b) Accelerated vesting

On March 26, 2013, the Company’s Board of Directors authorized the accelerated vesting of 2,758,336 share options that were issued under the 2011 Plan to two employees upon their resignation from the Company. As a result, the Company will recognize incremental compensation expenses immediately on the date of modification.