Form 20-F/A
period 2012-12-31
ChinaCache International Holdings Ltd.
filed 2013-04-30
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

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

☐ Yes   ☐ No

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (“the 2012 Form 20-F”), as originally filed with the Securities and Exchange Commission on April 26, 2013,  is to furnish Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

2

PART III

ITEM 19.              EXHIBITS

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)         *      Furnished herewith.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

ChinaCache International Holdings Ltd.

By:	/s/ Jing An
	Name:	Jing An
	Title:	Acting Chief Financial Officer

Date: April 30, 2013

4