Form 20-F
period 2013-12-31
ChinaCache International Holdings Ltd.
filed 2014-04-07
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Beijing, 100015

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 16 ordinary shares	NASDAQ Global Select Market
Ordinary shares, par value US$0.0001 per share*	NASDAQ Global Select Market*

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

374,464,476 ordinary shares, par value US$0.0001 per share, as of December 31, 2013.

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2011, 2012 and 2013 and our balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the year ended December 31, 2009 and 2010 and our balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Income/(Loss) Data:
Net Revenues:
Third party customers	259,930	395,057	618,422	801,189	1,103,243	182,243
A related party customer	—	—	—	12,543	—	—
Total Net Revenues:	259,930	395,057	618,422	813,732	1,103,243	182,243
Cost of revenues(1)(3)	(196,410)	(275,455)	(432,736)	(559,460)	(756,617)	(124,984)
Gross profit	63,520	119,602	185,686	254,272	346,626	57,259
Operating expenses:(1)
Sales and marketing expenses(1)	(36,775)	(73,125)	(72,040)	(87,597)	(124,578)	(20,579)
General and administrative expenses(1)	(25,023)	(45,037)	(57,308)	(106,115)	(153,568)	(25,368)
Research and development expenses(1)	(16,639)	(28,692)	(40,952)	(68,523)	(102,704)	(16,965)
Impairment of available-for-sale investment	—	—	—	—	(1,217)	(201)
Post-acquisition settlement consideration	—	(37,858)	(7,158)	—	—	—
Operating (loss)/ income	(14,917)	(65,110)	8,228	(7,963)	(35,441)	(5,854)
Interest income	81	487	2,233	1,844	2,513	415
Interest expense	(13,060)	(664)	(1,254)	(1,340)	(3,584)	(592)
Other income/(expense)	472	3,007	(5,165)	(1,758)	6,886	1,137
Foreign exchange loss	(661)	(4,963)	(4,411)	(1,481)	(3,308)	(546)
Loss from continuing operations before income taxes	(28,085)	(67,243)	(369)	(10,698)	(32,934)	(5,440)
Income tax expense	(1,818)	10,904	(11,145)	(6,293)	(1,295)	(214)
Net loss from continuing operations	(29,903)	(56,339)	(11,514)	(16,991)	(34,229)	(5,654)
(Loss)/income from discontinued operations (including gain on disposal of Shanghai JNet)	(9,264)	592	31,977	—	—	—
Net (loss)/income	(39,167)	(55,747)	20,463	(16,991)	(34,229)	(5,654)
(Loss)/earnings per ordinary share:
Net loss from continuing operations	(0.68)	(0.58)	(0.03)	(0.05)	(0.09)	(0.01)
(Loss)/income from discontinued operations	(0.10)	—	0.08	—	—	—
Basic	(0.78)	(0.58)	0.05	(0.05)	(0.09)	(0.01)
Net loss from continuing operations	(0.68)	(0.58)	(0.03)	(0.05)	(0.09)	(0.01)
(Loss)/income from discontinued operations	(0.10)	—	0.08	—	—	—
Diluted	(0.78)	(0.58)	0.05	(0.05)	(0.09)	(0.01)
(Loss)/earnings per ADS (2)
Net loss from continuing operations	—	(9.28)	(0.48)	(0.75)	(1.51)	(0.25)
Income from discontinued operations	—	—	1.28	—	—	—
Basic	—	(9.28)	0.80	(0.75)	(1.51)	(0.25)
Net loss from continuing operations	—	(9.28)	(0.48)	(0.75)	(1.51)	(0.25)
Income from discontinued operations	—	—	1.28	—	—	—
Diluted	—	(9.28)	0.80	(0.75)	(1.51)	(0.25)
Shares used in basic and diluted loss per share computation	96,844,453	159,611,374	381,984,517	363,780,875	362,916,540	362,916,540

(1)         Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,489	11,353	4,047	2,896	1,665	275
Sales and marketing expenses	5,352	27,122	9,669	6,917	3,853	636
General and administrative expenses	4,185	21,703	8,968	3,219	3,833	633
Research and development expenses	2,365	11,984	4,272	3,056	2,501	413
Total share-based compensation expenses included in cost of revenues and operating expenses	14,391	72,162	26,956	16,088	11,852	1,957

(2)         Each ADS represents 16 ordinary shares.

(3)         Includes amount to a related party of nil, RMB4.1 million and RMB1.6 million (US$0.3 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	For the year ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	64,702	592,706	392,535	317,137	338,092	55,849
Accounts receivable, net	54,520	107,690	156,215	230,199	306,237	50,587
Total current assets	225,120	776,229	578,007	600,842	786,751	129,963
Property, plant and equipment, net	151,009	170,451	154,903	179,239	240,650	39,753
Intangible assets, net	3,330	555	—	3,368	5,563	929
Goodwill	16,989	16,989	—	—	—	—
Total current liabilities	231,353	279,789	179,499	235,641	511,908	84,560
Total liabilities	248,751	290,625	179,499	239,001	514,035	84,911
Total mezzanine equity	488,126	—	—	—	—	—
Total shareholders’ (deficit)/equity	(339,250)	678,839	667,509	661,889	653,133	107,893

Exchange Rate Information

A majority of our operations are conducted in China and our revenues are mainly denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 28, 2014, the certified exchange rate was RMB6.2117 to US$1.00.

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

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March (through March 28, 2014)	6.2117	6.1707	6.2273	6.1183

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

We have a history of net losses. For the three years ended December 31, 2011, 2012 and 2013, we had net losses from continuing operations of RMB11.5 million, RMB17.0 million and RMB34.2 million (US$5.7 million), respectively. As of December 31, 2013, we had an accumulated deficit of RMB524.3 million (US$86.6 million). We cannot anticipate when, if ever, we will become profitable. Although we have improved efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. Furthermore, we expect our costs and expenses to increase as we continue to expand our business and operations. If we are unable to generate revenues that significantly exceed our costs and expenses, we may continue to incur losses in the future.

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

We invest heavily in capital equipment and infrastructure to increase our network capacity. For example, we had capital expenditures of RMB56.7 million, RMB88.7 million and RMB139.6 million (US$23.1 million) in 2011, 2012 and 2013, respectively, which relate to our additions of land use right, intangible assets, and property and equipment. In 2014 and beyond, we expect to increase our costs and expenses, including investments in infrastructure and additional bandwidth, servers and other equipment. Our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we may not accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2011, 2012 and 2013, 19.0%, 16.8% and 11.0%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer.

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

During any given fiscal period, a relatively small number of customers typically accounts for a significant percentage of our revenue. Our five largest customers contributed 31.6%, 22.6% and 32.6% of our total net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. Our large customers may decrease the amount of services they purchase from us or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

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

We compete in a market that is intensely competitive and rapidly changing. We have experienced and expect to continue to experience intense competition. In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology and FastWeb, which was acquired by 21Vianet in 2012. In early 2014, Alibaba also announced the launch of AliCloud CDN commercial services to offer third-party CDN services. Although multinational companies currently do not have a significant presence in the content and application delivery services market in China, in part due to regulatory restrictions in China’s telecommunications sector, we may face competition from multinational companies if regulatory restrictions in China are lifted in the future. Also, as a result of the growth of the content delivery services market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Some of our current or potential competitors may have greater financial, marketing and other resources than we do and may have stronger governmental support. Some of our competitors may offer lower prices on competing services in order to gain market share. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Furthermore, some of our current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that we offer. Increased competition could result in price reductions and revenue decline, loss of customers and loss of market share, which could harm our business, financial condition and results of operations.

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

We have expanded our operations in recent years and we anticipate further expansion in the future. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. Our planned expansion will also require us to maintain the consistency of our service offerings to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our service offerings. Our future results of operations depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

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

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 26 patents, 34 patent applications and 14 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

As part of our growth strategy, we may continue to expand our international network. Such expansion could require us to make significant expenditures, including the purchase of additional network equipment and the hiring of local employees, in advance of generating any revenues. As a consequence, we may fail to achieve profitability or recoup our investment in international locations.

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

If our preferential tax treatment for ChinaCache Beijing and Beijing Blue I.T. becomes unavailable, our results of operations may be materially and adversely affected.

The Enterprise Income Tax Law, effective as of January 1, 2008, permits certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other financial or non-financial criteria to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. ChinaCache Beijing was subject to a reduced tax rate of 15% from fiscal year 2010 to 2012 due to its having received “high and new technology enterprise” status from the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation on December 24, 2010. On November 11, 2013, ChinaCache Beijing obtained the certificate of “high and new technology enterprise” jointly issued by the same governmental authorities in Beijing, with which ChinaCache Beijing will be eligible for a reduced income tax rate of 15% for fiscal years 2013, 2014 and 2015. If we fail to maintain the “high and new technology enterprise” status of ChinaCache Beijing, the enterprise income tax rate of ChinaCache Beijing will increase to 25%.

Beijing Blue I.T. had previously been entitled to a reduced 15% income tax rate from 2008 through 2010, due to its qualification of the “high and new technology enterprise” status in December 2008. In January 2011, Beijing Blue I.T. lost its status as a result of failing to apply for a timely renewal of such qualification. In 2013, Beijing Blue I.T. was recognized as “high and new technology enterprise” again and is eligible for a preferential tax rate of 15% effective retrospectively from 2012 to 2014 and thereafter for additional three years through an administrative renewal process if it continues to qualify the statutory requirements.

Furthermore, in May 2013, Beijing Blue I.T. was recognized as a key software enterprise covered by the national planning layout scheme, or Key Software Enterprise, jointly by the National Development and Reform Commission, MIIT, Ministry of Commerce and State Administration of Taxation, which entitled it to enjoy a preferential income tax rate of 10% for 2011 and 2012. Beijing Blue I.T. has applied for “Key Software Enterprise” status for 2013 and 2014 and received official approval as “Key Software Enterprise” in December 2013, and therefore is eligible for a preferential tax rate of 10% for 2013 and 2014. There is no assurance that Beijing Blue I.T. will continue to maintain the “Key Software Enterprise” status. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC.”

If our preferential tax treatment of ChinaCache Beijing and Beijing Blue I.T. become unavailable, our income tax expenses would increase, which may have a material adverse effect on our net income and results of operations.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of December 31, 2013, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

We have granted, and may continue to grant, stock options under our stock incentive plans, resulting in increased share based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011.  There were options to purchase 31,555,574 of our ordinary shares in accordance with these plans granted and outstanding as of December 31, 2013. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.” For the years ended December 31, 2011, 2012 and 2013, we recorded RMB27.0 million, RMB16.1 million and RMB11.9 million (US$2.0 million), respectively, in share-based compensation expenses for employees and non-employees. If we grant more stock options to attract and retain key personnel, the expenses associated with share based compensation may adversely affect our results of operations. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel.

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

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws, including China’s anti-corruption laws. Our policies prohibit any such conduct and require that we, our employees and intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any businesses that we may acquire. We operate in the content and application delivery services industry in China and generally purchase bandwidth from state or government-owned telecommunications carriers and provide a portfolio of services and solutions to government agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found to be not in compliance with the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities or officials, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer sales and access to end-user access networks, and lead to other adverse impacts on our business, financial condition and results of operations.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, ChinaCache Beijing and Xin Run, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our content and application delivery total solution business in China through a set of contractual arrangements with each of Beijing Blue I.T. and Beijing Jingtian and their respective shareholders. These contractual arrangements provide us with effective control over Beijing Blue I.T. and Beijing Jingtian. For a description of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.”

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations; (ii) each of the contracts under the contractual arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the above circular. Accordingly, there can be no assurance that the PRC regulatory authorities that regulate providers of content and application delivery services and other participants in the telecommunications industry, in particular, the MIIT, will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

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

We could face material and adverse tax consequences if the PRC tax authorities determine that ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T. and Beijing Jingtian were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the respective tax liabilities of Beijing Blue I.T. and Beijing Jingtian without reducing ChinaCache Beijing’s tax liability, which could further result in late payment fees and other penalties to Beijing Blue I.T. and Beijing Jingtian for underpaid taxes; or (ii) limiting the ability of ChinaCache Beijing, Beijing Blue I.T. or Beijing Jingtian to obtain or maintain preferential tax treatments and other financial incentives.  Due to our corporate structure and ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T. and Beijing Jingtian, effective in September 2012, we are subject to a 6% value-added tax, or VAT, on revenues derived from ChinaCache Beijing and Beijing Jingtian and certain type of revenues from Beijing Blue I.T.

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

Pursuant to the share pledge agreements which our wholly owned subsidiary ChinaCache Beijing has entered into with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders, the shareholders of Beijing Blue I.T. and Beijing Jingtian have agreed to pledge their respective equity interests in Beijing Blue I.T. and Beijing Jingtian to ChinaCache Beijing to secure Beijing Blue I.T.’s and Beijing Jingtian’s performance of their obligations under the relevant contractual arrangements. The share pledges of Beijing Blue I.T. and Beijing Jingtian under these share pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

In addition, when registering the pledges over the equity interests under the share pledge agreements with the local branch of SAIC, the amount of secured liabilities as stated on the application forms was RMB10 million for both Beijing Blue I.T. and Beijing Jingtian, corresponding to the pledged equity interests. The share pledge agreements with the shareholders of Beijing Blue I.T. provide that the pledged equity interest shall constitute continuing security for any and all of the payment obligations under all of the principal service agreements. The share pledge agreements with the shareholders of Beijing Jingtian provide that the pledged equity interest shall constitute continuing security for any and all of payment obligations, including payment of consulting and service fees, under the business cooperation agreement. However, it is possible that a PRC court may take the position that RMB10 million represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the share pledge agreements and are in excess of RMB10 million could be determined by the PRC court as unsecured debt, which takes secondary priority comparing with other creditors with secured debts.

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

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council in September 2000, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii)  “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT in November 2007 and renewed in December 2012, Beijing Blue I.T. is permitted to carry out its content and application delivery business and its internet data center business under the first category of “value-added telecommunications business.” Based on this VAT license and our consultation with certain officials of the MIIT, we believe that, in practice, our content and application delivery business falls under the category of “value-added telecommunications business,” and we are permitted to operate our content and application delivery services under Beijing Blue I.T.’s VAT license.

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

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. ChinaCache Beijing is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding.

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

We rely principally on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company and conduct substantially all of our business through our operating subsidiaries and consolidated variable interest entities, which are limited liability companies established in China. We rely principally on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses, if any. The payment of dividends by entities organized in China is subject to certain limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries, ChinaCache Beijing and Xin Run, are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, it is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if ChinaCache Beijing or Xin Run incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of ChinaCache Beijing or Xin Run to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations, and (ii) a 10% withholding tax may be imposed on dividends we pay to our non-PRC resident shareholders and a 10% PRC tax may apply to gains derived by our non-PRC resident shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income. Similarly, such unfavorable tax consequences could apply to ChinaCache North America Inc. and ChinaCache Network (Hong Kong) Limited if they are deemed to be “resident enterprises” by the PRC tax authorities. Notwithstanding the foregoing provisions, the Enterprise Income Tax Law also provides that the dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. If our Cayman Islands holding company is deemed a “resident enterprise” for PRC enterprise income tax purposes, the dividends it receives from its PRC subsidiaries, ChinaCache Beijing and Xin Run, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

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

As an offshore holding company, we may make loans to our PRC subsidiaries, ChinaCache Beijing and Xin Run, or consolidated variable interest entities, or we may make additional capital contributions to ChinaCache Beijing or Xin Run. Any loans to ChinaCache Beijing or Xin Run or consolidated variable interest entities are subject to PRC regulations. For example, loans by us to ChinaCache Beijing or Xin Run, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange.

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

Substantially all of our revenues and expenses are denominated in Renminbi. Under PRC laws, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange. Currently, our PRC subsidiaries, ChinaCache Beijing and Xin Run, may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange. However, foreign exchange transactions by ChinaCache Beijing or Xin Run under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including the State Administration of Foreign Exchange. In particular, if ChinaCache Beijing or Xin Run borrows foreign currency loans from us or other foreign lenders, these loans must first be registered with the State Administration of Foreign Exchange. If ChinaCache Beijing or Xin Run, as a wholly foreign-owned enterprise, borrows foreign currency, the accumulative amount of its foreign currency loans shall not exceed the difference between the total investment and the registered capital of ChinaCache Beijing. If we finance ChinaCache Beijing by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, the Ministry of Commerce or their respective local counterparts. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or consolidated variable interest entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. The accounting firms involved have appealed in February 2014.  The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six-month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were ultimately temporarily denied the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The State Administration of Foreign Exchange issued Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local branch of the State Administration of Foreign Exchange before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of raising funds from overseas to acquire assets of, or equity interest in, PRC companies. In addition, any PRC resident that is the beneficial owner of an offshore special purpose company is required to amend his or her registration with the local branch of the State Administration of Foreign Exchange, with respect to that offshore special purpose company in connection with any of its increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Any failure to comply with the required registration requirements could result in PRC subsidiaries being prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, the offshore parent company being restricted in its ability to contribute additional capital into its PRC subsidiaries, and other liabilities under PRC laws for evasion of foreign exchange restrictions.

Prior to our initial public offering in October 2010, our current PRC resident beneficial owners had made the necessary registrations as required under Circular 75.  Following our initial public offering, our founders, Song Wang and Jean Xiaohong Kou, established a trust to hold their shares in their personal offshore holding companies, which own our ordinary shares. Our founders and PRC resident beneficial owners have also amended their registrations under Circular 75 in connection with our initial public offering. We cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 75; nor can we ensure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to ChinaCache Beijing, and consolidated variable interest entities, limit ChinaCache Beijing’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

We and our PRC resident employees who participate in our stock incentive plan are subject to these regulations.  We have registered our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Stock Incentive Plan with Beijing branch of SAFE. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Employee Stock Options Granted by Listed Companies.”

Our ability to transfer ownership of the buildings of our cloud infrastructure may be restricted if we fail to obtain requisite governmental approvals.

In March 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing, upon which we plan to partner with our clients to construct cloud infrastructure. We have entered into memorandums of understanding with two clients, pursuant to which they will purchase part of the cloud infrastructure from us. The final sales agreement will be entered into, pending certain governmental approval. The land we acquired for the development of our cloud infrastructure is catagorized as land for industrial use and hence the transfer of ownership of the buildings constructed on such land, along with relevant land use rights, is subject to the prior approval by multiple administrative authorities. If we fail to obtain such approvals, our ability to transfer ownership of the buildings in our cloud infrastructure to potential investors or clients will be restricted and our financial condition may thereby be adversely affected. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Transfer of Real Estate Properties”.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on October 1, 2010, the market prices of our ADSs have ranged from US$3.50 to US$35.00 per ADS, and the last reported trading price on April 4, 2014 was US$20.74 per ADS.

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

Depending upon the value of our assets, the market value of our ADSs and ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”), for United States federal income tax purposes. Based on our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2013 and we do not expect to be a PFIC for the current taxable year or any future taxable year. However, we can give no assurances in this regard as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the NASDAQ have detailed requirements concerning corporate governance practices of public companies including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. These rules and regulations have increased our director and officer liability insurance, accounting, legal and financial compliance costs and have made certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

In November 2012, we transferred our equity interests in ChinaCache Beijing and Xin Run to ChinaCache Networks (Hong Kong) Limited, a wholly owned subsidiary of ours.

In January 2014, our ADSs were transferred to and listed on the NASDAQ Global Select Market.

In March 2014, we issued and sold an aggregate of 53,855,569 ordinary shares, represented by 3,365,973 ADSs, to a group of institutional investors affiliated with Wellington Management Company, LLP for an aggregate purchase price of approximately US$55.0 million.

In March 2014, we repurchased an aggregate of 28,960,922 ordinary shares of us from certain of our exiting shareholders for an aggregate purchase price of approximately US$29.6 million.

Our principal executive offices are located at Section A, Building 3, Dian Tong Creative Square, No. 7  Jiuixianqiao North Road, Chaoyang District, Beijing, PRC.  Our telephone number at this address is +86 10 6408 4466.  We currently have 13 branch offices in 13 cities in China, namely, Beijing, Tianjing, Shenyang, Harbin, Shanghai, Nanjing, Guangzhou, Shenzhen, Wuhan, Chongqing, Chengdu, Xi’an and Taiyuan. We have four subsidiaries outside of mainland China, namely ChinaCache North America, Inc., established in California, the United States in August 2007, and ChinaCache Networks (Hong Kong) Limited, established in Hong Kong in April 2008, Metasequoia Investment Limited, established in the British Virgin Islands in March 2012, and ChinaCache Ireland Limited, established in Ireland in November 2013.  Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

Our Services and Solutions

We provide a portfolio of content and application delivery total solutions and solutions tailored to our customers’ needs to improve the performance and reliability of their online services and applications, without significant upfront and ongoing capital outlay and other investments on the part of our customers. In 2012, we further enhanced the technical sophistication of our content and application delivery total solutions and rebranded our content delivery network services into “content-aware network service”, which integrates telecommunications network with internet applications.  Our content-aware network service is device-aware, network-aware and application-aware. Our content-aware network service is device-aware in the sense that we are able to identify each end user device and optimize data for consumption on such user’s iOS or Android mobile device.  Our content-aware network service is network-aware in that its capabilities enable us to determine what kind of network online content is going through, whether it is a fixed or mobile network, and whether data is traveling on a 2G, 3G and 4G. Our content-aware network service is application-aware in that through this service we can provide network services tailored to specific applications such as e-commerce and online video, which require different capabilities and resources.

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

Mobile Internet Solutions

Our mobile internet solutions have been helping carriers to overcome interconnection problems, and we have over 20 provincial-level carrier customers utilizing our solution. In mid-2013, we started pilot testing to extend our caching solution from the core network level into radio base stations, and for some content, we aim to eventually be able to deliver directly to mobile devices.  We call this solution “mobile Content-aware Network”, or mCaN. It is a multi-layer caching solution, through which we can cache different content in different network layers and best utilize network resources. In July 2013, we signed a framework agreement with Altobridge, an Irish company specializing in radio network caching, to deliver multi-layered technology solutions for mobile internet content delivery. Traditionally, content delivery network provides caching for a single network layer, but the technology we developed in joint efforts with Altobridge enables caching of data on all three layers of the network. We believe that this multi-layered approach will improve mobile network performance and help carriers optimize user experience of their subscribers.

In March 2014, we signed a memorandum of understanding with Nokia Solutions and Networks, or NSN, to incorporate our innovative CDN technology into NSN’s liquid applications solution, or Liquid Applications. The collaboration is designed to enable content to be delivered directly from the LTE base station, which translates into faster data throughput and a whole new level of personalization for superior customer experience. The goal of the collaboration is to further enhance Liquid Applications and expand our competence in mobile internet content delivery. Liquid Applications will enable innovative features for our current technology, such as improved location capabilities, awareness of user behavior, and real-time adaptation to network conditions.

In addition, we have another mobile internet technology under development, targeted at end user devices including handsets, tablets, WiFi access points, and set top boxes, where our technology can optimize the performance of both application and traffic routes. This product can benefit both existing customers and new customers like AppStore providers, handset manufacturers and carriers. In late 2013, we started trials with certain selected customers.

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

•                  Cloud Extension Solution.  Cloud Extension is developed for cloud service providers to improve their service quality and end user experience. Our Cloud Extension Solution can provide security for cloud applications, and we are able to protect our customers’ data centers through our approximately 16,000 edge servers.

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

•                  File Aware Download. For game developers and enterprise portals who distribute software electronically, we have introduced “File Aware Download,” or FAD. FAD is a one-stop solution, which not only offers CDN technology, end-user control ability and a fully customizable user interface, but also provides insight into download analytics and content usage information. It guarantees download performance and enhances user experience, which is crucial to game publishers.

Cloud Infrastructure Development

In early 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing and intended to develop cloud infrastructure in collaboration with our clients. As of the date of this annual report, we have signed memorandums of understanding with two clients relating to ChinaCache Atecsys International Data Center, or Atecsys, a cloud data center to be developed in the aforesaid area. Pursuant to the memorandums of understanding, they will purchase part of the cloud infrastructure from us. The final sales agreement will be entered into, pending certain governmental approval. Cloud data centers are generally dominated by a limited number of domestic organizations on a leasing basis in China. Given the emerging cloud computing trend, more large enterprises in China will want to have their own cloud data center. We believe Atecsys is innovative in China’s data center industry due to its customized data center solutions and flexibility in its operations.

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

Customers and Customer Support

Our customer base has increased from 775 active customers as of December 31, 2011 to 1,697 active customers as of December 31, 2013 and includes some of China’s and the world’s leading companies in the areas of media, mobile internet, online game, e-commerce, internet and software, enterprises, financial institutions and government agencies.

In 2011, 2012 and 2013, our five largest customers contributed 31.6%, 22.6% and 32.6% of our total net revenues, respectively. We anticipate that our customer base will continue to grow and our customer concentration to decline as we acquire additional customers.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2011, 2012 and 2013, 81.0%, 83.2% and 87.4%, respectively, of our existing customers chose to renew their contract or enter into new contract with us.

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

Widely Deployed Servers and Dedicated Backbone

As of December 31, 2013, we deployed approximately 16,000 servers in China and over 540 servers overseas. In addition, we lease, through long-term contracts, dedicated optical fibers to serve as our private transmission backbone. Our private transmission backbone to connect directly to a significant portion of our nodes, designated as super nodes, each of which is interconnected with networks owned by different telecommunications carriers or ISPs. The private transmission backbone enhances the quality and scalability of our internet services and applications delivery.

The following map illustrates our network of servers in China as of December 31, 2013:

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2011, 2012 and 2013, 97%, 94% and 93%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

We have also deployed service nodes in 26 cities worldwide, with over 540 servers covering parts of Asia, North America, Western Europe, the Middle East and North Africa to allow our customers in China to distribute internet services and applications to end-users in those regions and vice versa. We have also obtained access to networks operated by international ISPs through contractual arrangements to further extend our services to other countries.

Technologies

Our content-aware network service, is an enhanced next-generation of CDN technology that improved our capabilities of delivering content and application delivery total solutions.  Our content-aware network service is device-aware, network-aware and application-aware. Our content-aware network service is device-aware in the sense that we are able to identify each end user device and optimize data for consumption on such user’s iOS or Android mobile device.  Our content-aware network service is network-aware in that its capabilities enable us to determine what kind of network online content is going through, whether it is a fixed or mobile network, and whether data is traveling on a 2G, 3G or 4G mobile network. Our content-aware network service is application-aware in that through this service we can provide network services tailored to specific applications such as e-commerce and online video, which require different capabilities and resources.

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

Mobile Internet Technology. In mid-2013, we started pilot testing to extend our caching solution from the core network level into radio base stations, and for some content, we aim to eventually be able to deliver directly to mobile devices.  We call this solution “mobile Content-aware Network”, or mCaN. It is a multi-layer caching solution, through which we can cache different content in different network layers, and best utilize network resources. In July 2013, we signed a frame work agreement with Altobridge, to deliver multi-layered technology solutions for mobile internet content delivery. Traditionally, content delivery network, or CDN, provides caching for a single network layer, but the technology we developed in joint efforts with Altobridge enables caching of data on all three layers of the network.

In March 2014, we signed a memorandum of understanding with NSN to incorporate our innovative CDN technology into NSN’s Liquid Applications solution. The collaboration is designed to enable content to be delivered directly from the LTE base station, which translates into faster data throughput and a whole new level of personalization for superior customer experience. The goal of the collaboration is to further enhance Liquid Applications and expand our competencies in mobile internet content delivery. Liquid Applications will enable innovative features for our current technology, such as improved location capabilities, awareness of user behavior, and real-time adaptation to network conditions.

In addition, we have another mobile internet technology under development, targeted at end user devices including handsets, tablets, WiFi Access points, and set top boxes, where our technology can optimize the performance of both application and traffic routes. This product can benefit both existing customers and new customers like AppStore providers, handset manufacturers and carriers. In late 2013, we started trials with certain select customers.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. Therefore, we intend to continue to devote a significant amount of time and resources to carrying out our market-oriented research and development efforts.

Our internal research and development team consisted of 483 engineers as of December 31, 2013, representing approximately 39% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services.    We send selected engineers in China to our research and development center in Silicon Valley on a regular basis for training purposes. Our North America research and development center in Silicon Valley focuses on developing our next-generation content-aware network services and provide additional resources for our North American customers.  It allows us to maintain close communications with international clients and also strengthens our ability to provide services overseas while also supporting the international business development goals of Chinese companies.  This research and development center’s research works mainly focus on technological developments in mobile internet, cloud computing and network safety and reliance.

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

We also play a strategic role in improving the overall network environment in China. In November 2013, we set up a joint laboratory with the MIIT. This is a collaborative effort with the government in which we will use our network resources and expertise to research on and generate ideas for the next generation CDN and other important network technology developments, especially in the mobile internet, big data and cloud computing areas.

Intellectual Property

As of the date of this annual report, we have 26 patents issued by, and 34 PRC patent applications and two PCT patent application pending with, the State Intellectual Property Offices of China, all relating to different aspects of content and application delivery service technologies. In addition, we have 14 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have 5 trademark registrations issued by, and 40 trademark applications pending with, the Trademark Bureau of the State Administration for Industry and Commerce covering our company name, logo and service.

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

We have four sales units, with each of these sales units providing our services to a particular type of customers.  These four sales units are (1) internet companies, (2) large enterprises, (3) telecom operators, and (4) small to medium enterprises and government agencies.

We also utilize a variety of other methods to raise awareness of our company, our services and our brand. We promote our technologies and solutions to different types of customers, especially mobile internet and enterprise customers, in various ways, such as customer activities, media publicity and online coverage. For example, we host and sponsor seminars, conferences and special events, such as our China CDN Summit and US-China Internet Strategy Summit, to raise our profile with potential customers.  We also participate in events, such as Global and CDN Summit, Mobile World Congress and Global Internet Technology Conference, which are organized by third parties. Additionally, we collaborate with equipment vendors, software developers, internet solution providers and other companies to market our services. We release to the public various industry data and the China internet Report on a regular basis by collecting data from our CCIndex.  We also market our company through social media, such as weibo, wechat and APP. We have a special marketing team responsible for generating demand for our services and solutions and work with our other teams to secure new customers.

We also have a designated product marketing team, which mainly focuses on product definition and product analysis.  It is also responsible for establishing and maintaining product quality monitoring system as well as leading the long term product strategy planning.  Internally, this team serves to collaborate sales, marketing and research and development teams to ensure a seamless communication.  Externally, it participates in promotion activities to enhance communications with customers.

Competition

In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology and FastWeb, which was acquired by 21Vianet in 2012. In early 2014, Alibaba also announced the launch of AliCloud CDN commercial services to offer third-party CDN services. We believe that the principal competitive factors affecting the content and application delivery services market include:

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

In the Telecommunications Services Classification Catalogue, the internet data service business is listed under the first category of the value-added telecommunications business. However, the Telecommunications Services Classification Catalogue does not specify which category the content and application delivery business shall fall into. Further, as of the date of this annual report, there is no law or regulation in China specifically governing the content and application delivery business. Pursuant to the Value-Added Telecommunications Business Operating License, or the VAT license, issued to Beijing Blue I.T. by the MIIT in November 2007 and renewed in December 2012, Beijing Blue I.T. is permitted to carry out content and application delivery business and internet data center business under the first category of “value-added telecommunications business.” Based on this VAT license and our consultation with certain officials of the MIIT, we believe that in practice, our content and application delivery business falls under the category of value-added telecommunications business. Specifically, our content and application delivery business shall be covered by Beijing Blue I.T.’s VAT license.

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

PRC Business Tax and VAT

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the State Administration of Taxation in May and December 2013, the pilot program has been expanded nationwide.

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

We conduct our businesses in China primarily through two sets of contractual arrangements.  In this regard, we have contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders. Beijing Blue I.T. holds a Cross-Regional VAT license and currently owns all necessary trademarks and domain names in connection with our business covered by its VAT license. In the opinion of Han Kun Law Offices, our PRC legal counsel, each of the contracts under the contractual arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

Circular 75 applies retroactively. PRC residents who have established or acquired control of the “special purpose vehicles” which have completed “round-trip investment” before the implementation of Circular 75 shall register their ownership interests or control in such “special purpose vehicles” with the local offices of the State Administration of Foreign Exchange before March 31, 2006. An amendment to the registration is required if there is a material change in the “special purpose vehicle,” such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.  Beginning in 2007, the State Administration of Foreign Exchange has issued a series of guidance to its local branches with respect to the operational process for foreign exchange registration. For example, the guidance imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local offices of the State Administration of Foreign Exchange in case there is any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other individuals.

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

On October 16, 2008, May 22, 2009, May 28, 2010 and June 20, 2011, we adopted our 2007, 2008 and 2010 Stock Incentive Plans and our 2011 Share Incentive Plan, respectively. Pursuant to these four plans, we issue employee stock options to our qualified employees and directors on a regular basis. In the application documents filed with the Beijing office of the State Administration of Foreign Exchange in connection with the registration of Mr. Song Wang’s and Ms. Jean Xiaohong Kou’s overseas investment in ChinaCache Holdings, it was indicated that approximately 7% of the share capital of ChinaCache Holdings are reserved for the employee stock options and service incentive shares. As of the date of this annual report, we have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing office of the State Administration of Foreign Exchange. After our initial public offering, we have advised our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with the relevant SAFE rules. We have registered our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Stock Incentive Plan with Beijing branch of SAFE. The failure of our PRC stock options holders to complete their registration pursuant to Stock Option Rules and other foreign exchange requirements may subject us or our PRC stock options holders to fines and legal sanctions.

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

Regulations on Transfer of Real Estate Properties

According to applicable PRC laws and regulations when a property owner transfers a building, the ownership of the building and the land use right associated with the site on which the building is situated are transferred simultaneously. Pursuant to the applicable regulations, with respect to the transfer of land use right and ownership of the above-ground buildings, the parties must enter into a transfer contract in writing and register the transfer with the relevant property administration authority within 90 days of the execution of the transfer contract. If the land is divided into several parcells during the transfer and the transferee will obtain a separate land use right certificate for each parcel of the land so divided, the transfer of land use right and the relevant transfer of the above-ground building must be approved by the relevant land and housing administration departments of relevant municipal or county level governments.

On October 8, 2010, the Beijing Municipal Bureau of Land and Resources issued the Notice on Further Strengthening the Administration of Research and Development Projects and Industrial Projects.  Pursuant to the notice, application for transfer of a industrial project must be submitted to Beijing Municipal Commission of Housing and Urban-Rural Development, which will, after preliminary review together with other relevant administrative departments, submit the application to the People’s Government of Beijing Municipality for final approval.

Organizational Structure

The following diagram sets out details of our subsidiaries and consolidated variable interest entities as of the date of this annual report:

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiary, ChinaCache Beijing, is a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements with Beijing Blue I.T. and Beijing Jingtian, and their respective shareholders. Beijing Blue I.T. is currently 55% owned by Song Wang, our co-founder, chairman of our board of directors, our chief executive officer and our shareholder, and 45% owned by Jean Xiaohong Kou, our co-founder, director, senior vice president and our shareholder. Beijing Jingtian is 50% owned by Ms. Huiling Ying, and 50% owned by Mr. Lei Wang, who replaced the previous shareholder and became a shareholder of Beijing Jingtian in July 2013. Both Ms. Ying and Mr. Wang are our employees. All current shareholders of Beijing Blue I.T. and Beijing Jingtian are PRC citizens and accordingly these two entities are domestic companies under the PRC laws.

We have been and are expected to continue to rely on our consolidated variable interest entities to operate our content and application delivery business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with Beijing Blue I.T. and Beijing Jingtian, and their respective shareholders enable us to:

•                  exercise effective control over Beijing Blue I.T. and Beijing Jingtian;

•                  receive substantially all of the economic benefits of Beijing Blue I.T. and Beijing Jingtian in consideration for the services provided by our subsidiaries in China, and incur substantially all the losses of Beijing Blue I.T. and Beijing Jingtian; and

•                  have an exclusive option to purchase all of the equity interest in Beijing Blue I.T. and Beijing Jingtian when and to the extent permitted under PRC law.

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

Pursuant to the share pledge agreement entered into on December 3, 2012 among ChinaCache Beijing, Ms. Huiling Ying and Beijing Jingtian, which superseded the share pledge agreements entered into on July 31, 2008 and the share pledge agreement entered into on July 1, 2013 among ChinaCache Beijing, Mr. Lei Wang and Beijing Jingtian, each shareholder of Beijing Jingtian pledged his or her equity interest in Beijing Jingtian to ChinaCache Beijing to secure Beijing Jingtian’s obligations under the exclusive business cooperation agreement with ChinaCache Beijing. The other terms of the share pledge agreements are substantially the same as those of the share pledge agreements between ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T.

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

Pursuant to the irrevocable power of attorney entered into on July 31, 2008 by Ms. Huiling Ying and on July 1, 2013 by Mr. Lei Wang, each shareholder of Beijing Jingtian appointed ChinaCache Beijing or a person designated by ChinaCache Beijing as his or her attorney-in-fact to attend shareholders’ meetings and to vote on his or her behalf on all matters requiring shareholder approval. These powers of attorneys are substantially the same as those granted by each of the shareholders of Beijing Blue I.T. to ChinaCache Beijing.  On May 10, 2010, the board of directors and the shareholders of ChinaCache Beijing each approved resolutions whereby, among other things, all shareholder rights that ChinaCache Beijing has in Beijing Blue I.T. pursuant to the irrevocable powers of attorney executed by the shareholders of Beijing Blue I.T. on September 23, 2005, and all shareholder rights that ChinaCache Beijing has in Beijing Jingtian pursuant to the irrevocable powers of attorney executed by the shareholders of Beijing Jingtian on July 31, 2008, were re-assigned to ChinaCache Beijing’s shareholders or a party designated by ChinaCache Beijing’s shareholders.

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

On December 3, 2012, ChinaCache Beijing entered into an exclusive option agreement with Beijing Jingtian and Ms. Huiling Ying, which superseded the exclusive option agreements entered into on July 31, 2008 and their supplementary agreements entered into on May 10, 2010.  On July 1, 2013, ChinaCache Beijing entered into an exclusive option agreement with Beijing Jingtian and Mr. Lei Wang. Pursuant to the exclusive option agreements, the shareholders irrevocably granted ChinaCache Beijing or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest in Beijing Jingtian. ChinaCache Beijing has sole discretion to decide when to exercise the option and whether in part or in full. The term of these exclusive option agreements is 10 years.  The term of the agreements may be renewed at ChinaCache Beijing’s sole discretion. Other terms of the exclusive purchase option agreement with Beijing Jingtian are substantially the same as those of the agreement between ChinaCache Holdings and Beijing Blue I.T.

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

Ms. Huiling Ying and Ms. Xinxin Zheng, who were then shareholders of Beijing Jingtian, entered into a loan agreement on July 31, 2008, which was supplemented on May 10, 2010 and December 3, 2012 with ChinaCache Beijing. Pursuant to these agreements, ChinaCache Beijing provided an interest-free loan of RMB4,250,000 to Ms. Xinxin Zheng and Ms. Huiling Ying, as shareholders of Beijing Jingtian at that time, for their investment in the registered share capital of Beijing Jingtian. On July 1, 2013, as a result of a transfer by Ms. Xinxin Zheng of all her equity interests in Beijing Jingtian to Mr. Lei Wang. Ms. Zheng and Mr. Wang entered into a loan assignment agreement, pursuant to which all liabilities of Ms. Zheng under the previous loan agreements were assigned to and assumed by Mr. Wang. The other terms of these agreements are substantially the same as those of the loan agreement and supplementary agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T.  The term of these loan agreements is ten years from the date of execution. Such agreement can be extended upon mutual written consent of ChinaCache Beijing and the two shareholders of Beijing Jingtian. ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Jingtian to be used for the operations of Beijing Jingtian and agreed to forego the right to seek repayment in the event that the shareholders of Beijing Jingtian are unable to repay such funding, to the extent permitted by PRC law.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•                  the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations;

•                  each and all of the contracts under the contractual arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•                  the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits.

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

C.                                    Property, Plants and Equipment

Our headquarters is located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuixianqiao North Road, Chaoyang District, Beijing 100015, PRC, where we lease approximately 9,961 square meters of office space.  As of December 31, 2013, our other offices in mainland China occupied an aggregate of 1,589 square meters of leased space, and we also leased an aggregate of 8,854 square feet in the U.S. and Hong Kong.

We have paid RMB51.7 million (US$8.5 million) to acquire land use right in relation to approximately 39,000 square meters of land in Tianzhu Comprehensive Bonded Zone in Beijing. See “Item 5.A. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

ITEM 4A                                          UNRESOLVED STAFF COMMENTS

None.

ITEM 5                                                   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.                                    Operating Results

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had 775, 1,265 and 1,697 active customers as of December 31, 2011, 2012 and 2013, respectively. Revenues from our top five customers accounted for 31.6%, 22.6% and 32.6% of our total net revenues in 2011, 2012 and 2013, respectively. We anticipate that our customer base will continue to grow.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our overall customer base widened in 2011, 2012 and 2013 as compared to prior years due to an increase in the number of customers. In 2011, sales in mobile internet significantly increased and contributed to our better gross profit margin in 2011 than 2010.  In 2012, while the sales from mobile internet stabilized, we engaged a larger number of enterprise customers to further broaden our customer base. In 2013, we witnessed growth across the board as internet traffic continued to grow.  The Company’s revenues accelerated in 2013, which was mainly contributed by certain large customers in the internet and software vertical. We intend to attract and retain more high-value customers to increase our revenues and to maintain our margin at a stable level, meanwhile, we target gradual improvement in margins as our scale continues to grow.

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

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues decreased from 70.0% in 2011 to 68.8% in 2012 and to 68.6% in 2013, primarily as a result of the decrease of depreciation of property and equipment, partially offset by the increase of our procurement costs for bandwidth due to business expansion. We plan to devote significant resources to enhancing the efficiency of our operations and in particular to improve our bandwidth usage. However, if we fail to continue to effectively reduce our cost of revenues, our profitability and competitiveness will be adversely affected.

A significant component of our cost of revenues is the depreciation of our network equipment, which is related to our capital expenditures. We had capital expenditures of RMB56.7 million, RMB88.7 million and RMB139.6 million (US$23.1 million) in 2011, 2012 and 2013, respectively. We make our investment decisions based upon evaluation of a number of factors, such as the amount of bandwidth and storage that our customers may demand, the cost of the physical network equipment required to meet such requirements and the forecasted capacity utilization of our network. If we over-estimate or under-estimate future demand for our services, our results of operations may suffer.

Components of Results of Operations

Revenues

In 2011, 2012 and 2013, we generated net revenues of RMB618.4 million, RMB813.7 million and RMB1,103.2 million (US$182.2 million), respectively.

Most of our revenues were derived from the sale of our content and application delivery total solutions to our customers. We typically charge customers on a per-gigabit per-second basis for the bandwidth usage or per-gigabyte basis for traffic volume used. Our customer service agreements generally commit the customers to a minimum level of usage and specify the rate that the customers must pay for actual usage above the minimum usage commitment. These agreements typically provide for a one-year term with a one-year renewal option.

The number of our active customers has steadily grown in the past three years, from 775 as of December 31, 2011 to 1,265 as of December 31, 2012 and to 1,697 as of December 31, 2013.  We categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. We experienced strong growth in sales to customers in the mobile internet, internet and software, enterprises and e-commerce industry groups in 2011, 2012 and 2013. During any given period, a relatively small number of customers typically accounts for a significant percentage of our total net revenues.

We were subject to PRC businesses taxes and related surcharges at rates between 3% and 5% on our revenues related to certain types of services that we provide. Our revenues are presented net of such business taxes in the same period in which the related revenues are recognized.

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, but has since been expanded to eight additional regions, including, among others, Beijing, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the State Administration of Taxation in May and December 2013, the pilot program has been expanded nationwide.

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

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Net Revenues
Third party customers	618,422	100.0%	801,189	98.5%	1,103,243	100.0%
A related party customer	—	—	12,543	1.5%	—	—
Total Net Revenues	618,422	100.0%	813,732	100.0%	1,103,243	100.0%
Cost of revenues(1)(2)
Bandwidth, co-location and storage fees	341,844	55.3%	468,783	57.6%	640,983	58.1%
Depreciation of network equipment	63,854	10.3%	51,911	6.4%	46,680	4.2%
Payroll and other compensation costs of network operations personnel	17,837	2.9%	25,427	3.1%	45,763	4.2%
Other cost of revenues	9,201	1.5%	13,339	1.7%	23,191	2.1%
Total cost of revenues	432,736	70.0%	559,460	68.8%	756,617	68.6%
Operating expenses(1)
Sales and marketing expenses	72,040	11.6%	87,597	10.8%	124,578	11.3%
General and administrative expenses	57,308	9.3%	106,115	13.0%	153,568	13.9%
Research and development expenses	40,952	6.6%	68,523	8.4%	102,704	9.3%
Impairment of available- for sale investment	—	—	—	—	1,217	0.1%
Post-acquisition settlement consideration	7,158	1.2%	—	—	—	—
Total operating expenses	177,458	28.7%	262,235	32.2%	382,067	34.6%

(1)         Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	4,047	15.0%	2,896	18.0%	1,665	14.1%
Sales and marketing expenses	9,669	35.9%	6,917	43.0%	3,853	32.5%
General and administrative expenses	8,968	33.3%	3,219	20.0%	3,833	32.3%
Research and development expenses	4,272	15.8%	3,056	19.0%	2,501	21.1%
Total share-based compensation expenses included in cost of revenues and operating expenses	26,956	100.0%	16,088	100.0%	11,852	100.0%

(2)         Includes amount to a related party of nil, RMB4.1 million and RMB1.6 million (US$0.3 million) for the year ended December 31, 2011, 2012 and 2013, respectively.

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

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2011, 2012 and 2013, 97%, 94% and 93%, respectively, of our bandwidth, co-location and data storage were purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consists of the depreciation associated with our network servers and optical fiber cables that serve as our private transmission backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an independent third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million (US$2.2 million) in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Depreciation of network equipment and amortization of intangible assets decreased from RMB63.9 million in 2011 to RMB51.9 million in 2012 and to RMB46.7 million (US$7.7 million) in 2013. Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB56.7 million, RMB88.7 million and RMB139.6 million (US$23.1 million) in 2011, 2012 and 2013, respectively.

Our cost of revenues increased from RMB432.7 million in 2011 to RMB559.5 million in 2012 and to RMB756.6 million (US$125.0 million) in 2013. Our cost of revenues as a percentage of our total net revenues decreased from 70.0% in 2011 to 68.8% in 2012 and to 68.6% in 2013. The decrease from 2012 to 2013 in terms of percentage was primarily due to the decrease of depreciation of property and equipment, partially offset by the increase of our procurement costs for bandwidth due to business expansion. Overall, we expect that our cost of revenues will increase as we expand our operations; however, such increase is likely to be partially offset by lower fixed costs per unit as we strive to reduce the per unit costs for bandwidth, co-location and storage fees and as we continue to enhance the efficiency of our operations.

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

Our sales and marketing expenses as a percentage of our total net revenues decreased from 11.6% for the year ended December 31, 2011 to 10.8% for the year ended December 31, 2012 and increased to 11.3% for the year ended December 31, 2013. Going forward, we expect our sales and marketing expenses to continue to increase in absolute amount as we expand our business.

General and Administrative Expenses.  Our general and administrative expenses primarily consist of the following:

•                  salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•                  depreciation of facilities and office equipment; and

•                  professional service expenses.

Our general and administrative expenses increased from RMB57.3 million for the year ended December 31, 2011 to RMB106.1 million for the year ended December 31, 2012 and to RMB153.6 million for the year ended December 31, 2013.

As a percentage of our total net revenues, our general and administrative expenses increased from 9.3% for the year ended December 31, 2011 to 13.0% for the year ended December 31, 2012 to 13.9% for the year ended December 31, 2013. We expect that our general and administrative expenses in absolute amount will continue to increase.

Research and Development Expenses.  Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses as a percentage of our total net revenues increased from 6.6% for the year ended December 31, 2011 to 8.4% for the year ended December 31, 2012 and to 9.3% for the year ended December 31, 2013. We anticipate that our research and development expenses will continue to increase as we devote more resources to developing and improving technologies to enhance our service offerings and improve operating efficiencies, especially for our continued efforts in mobile internet and enterprise solutions development.

Impairment of available-for-sale investment.  Our impairment of available-for-sale as a percentage of our total net revenues was 0.1% for the year ended December 31, 2013.

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

Revenue Recognition

We provide a portfolio of content and application delivery total solutions, including web page content services, file transfer services, rich media streaming services, guaranteed application delivery, managed internet data services, cloud services, content bridging services, mobile internet solution and value-added services to our customers to improve the performance, reliability and scalability of their online services and applications. Consistent with the criteria of ASC 605, “Revenue Recognition,” we recognize revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

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

Fair Value of Financial Instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses and other current assets, short term loan, accounts payable, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. We, with the assistance of an independent third party valuation firm, determined the estimated fair value of its post-acquisition settlement consideration and available-for-sale investments that are recognized in the consolidated financial statements.

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

There were no impairment charges been provided associated with our long-lived assets for the year ended December 31, 2011, 2012 and 2013.

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

Available-for-sale investments

We have classified our investments in convertible redeemable preferred shares of certain unlisted companies and mutual funds as available-for-sale in accordance with ASC320-10, Investments — Debt and Equity Securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income except for an other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investment for the years ended December 31, 2011, 2012 and 2013 were nil, nil and RMB1,217,000, respectively.

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

Share-based Compensation

We account for share options and restricted shares award issued to employees in accordance with ASC topic 718, or ASC 718, “Compensation-Stock Compensation.” In accordance with ASC 718, we determine whether a share option or restricted shares award should be classified and accounted for as a liability award or an equity award. All grants of share options and restricted shares award to employees classified as equity awards are recognized in the financial statements over their requisite service period based on their grant date fair values. All grants of shares options to employees classified as liability awards are remeasured at the end of each reporting period with any fair value adjustments recorded to the current period expenses. We have elected to recognize compensation expenses using the accelerated method for our share options and restricted shares award granted. For restricted share awards granted with performance conditions, we commence recognition of the related compensation expense if it is probable the defined performance condition will be met. To the extent that we determine that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2011, 2012 and 2013, we estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

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

Hong Kong

Our subsidiary in Hong Kong, ChinaCache Network (Hong Kong) Limited, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. ChinaCache Network (Hong Kong) Limited had no assessable profits during the years ended December 31, 2011, 2012 and 2013, and accordingly we have made no provision for its income tax.

PRC

ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian and Xin Run are companies incorporated in the PRC and as such are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

Prior to the effectiveness of the new PRC Enterprise Income Tax Law on January 1, 2008, PRC companies were generally subject to PRC enterprise income tax at a statutory rate of 33%. On January 1, 2008, the new PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The PRC Enterprise Income Tax Law and related tax rules provide a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%, and in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Under the new PRC Enterprise Income Tax Law and related implementation rules, enterprises that are qualified as “high and new technology enterprises strongly supported by the State” are entitled to a reduced enterprise income tax rate of 15%. According to relevant PRC tax laws, enterprises that obtain the qualification of “Key Software Enterprises Covered by the National Planning Layout Scheme” are entitled to a reduced income tax rate of 10%.

Beijing Blue I.T. obtained the Certificate of Key Software Enterprises Covered by the National Planning Layout Scheme for 2013 and 2014 in December 2013 and is therefore currently subject to a reduced income tax rate of 10%. Beijing Jingtian is currently subject to the statutory tax rate of 25%.  From 2010 to 2012, ChinaCache Beijing was subject to a reduced tax rate of 15% due to its having received “high and new technology enterprise strongly supported by the State” status from the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation on December 24, 2010. On November 11, 2013, ChinaCache Beijing obtained the certificate of “high and new technology enterprise” jointly issued by the same governmental authorities in Beijing, with which ChinaCache Beijing will be eligible for a reduced income tax rate of 15% for fiscal years 2013, 2014 and 2015. Beijing Blue I.T. had previously been entitled to a reduced 15% income tax rate from 2008 through 2010, due to its qualification for the “high and new technology enterprise” status in December 2008. In January 2011, Beijing Blue I.T. lost its status because of not making a timely renewal of such qualification. In 2013, Beijing Blue I.T. was recognized as a “high and new technology enterprise” again and is eligible for a preferential tax rate of 15% effective from 2012 to 2014 and thereafter for additional three years through an administrative renewal process if it continues to qualify on an annual basis.

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and have been expanded to eight additional regions, including, among others, Beijing, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the State Administration of Taxation in May and December 2013, the pilot program has also been expanded nationwide.

All services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue IT fall within the scope of the pilot program, and beginning in September 2012, revenue generated by these services are subject to VAT instead of business tax.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues:
Third party customers	618,422	100%	801,189	98.5%	1,103,243	182,243	100%
A related party customer	—	—	12,543	1.5%	—	—	—
Total Net revenues	618,422	100%	813,732	100.0%	1,103,243	182,243	100%
Cost of revenues(1)(2)	(432,736)	(70.0)%	(559,460)	(68.8)%	(756,617)	(124,984)	(68.6)%
Gross profit	185,686	30.0%	254,272	31.2%	346,626	57,259	31.4%
Operating expenses:(1)
Sales and marketing expenses(1)	(72,040)	(11.6)%	(87,597)	(10.8)%	(124,578)	(20,579)	(11.3)%
General and administrative expenses(1)	(57,308)	(9.3)%	(106,115)	(13.0)%	(153,568)	(25,368)	(13.9)%
Research and development expenses(1)	(40,952)	(6.6)%	(68,523)	(8.4)%	(102,704)	(16,965)	(9.3)%
Impairment of available-for-sale investment	—	—	—	—	(1,217)	(201)	(0.1)%
Post-acquisition settlement consideration	(7,158)	(1.2)%	—	—	—	—	—
Total operating expenses	(177,458)	(28.7)%	(262,235)	(32.2)%	(382,067)	(63,113)	(34.6)%
Operating income/(loss)	8,228	1.3%	(7,963)	(1.0)%	(35,441)	(5,854)	(3.2)%
Interest income	2,233	0.4%	1,844	0.2%	2,513	415	0.2%
Interest expense	(1,254)	(0.2)%	(1,340)	(0.2)%	(3,584)	(592)	(0.3)%
Other (income)/expense	(5,165)	(0.8)%	(1,758)	(0.2)%	6,886	1,137	0.6%
Foreign exchange loss, net	(4,411)	(0.7)%	(1,481)	(0.2)%	(3,308)	(546)	(0.3)%
Loss from continuing operations before income taxes	(369)	(0.1)%	(10,698)	(1.3)%	(32,934)	(5440)	(3.0)%
Income tax expense	(11,145)	(1.8)%	(6,293)	(0.8)%	(1,295)	(214)	(0.1)%
Net loss from continuing operations	(11,514)	(1.9)%	(16,991)	(2.1)%	(34,229)	(5,654)	(3.1)%
Income from discontinued operations (including gain on disposal of Shanghai JNet)	31,977	5.2%	—	—	—	—	—
Net income/(loss) attributable to ordinary shareholders	20,463	3.3%	(16,991)	(2.1)%	(34,229)	(5,654)	(3.1)%

(1)           Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	4,047	2,896	1,665	275
Sales and marketing expenses	9,669	6,917	3,853	636
General and administrative expenses	8,968	3,219	3,833	633
Research and development expenses	4,272	3,056	2,501	413
Total share-based compensation expense included in cost of revenues and operating expenses	26,956	16,088	11,852	1,957

(2) Includes amount to a related party of nil, RMB4.1 million and RMB1.6 million (US$0.3 million) for the year ended December 31, 2011, 2012 and 2013, respectively.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues

Our net revenues increased by 35.6% from RMB813.7 million for the year ended December 31, 2012 to RMB1,103.2 million (US$182.2 million) for the year ended December 31, 2013. The increase was primarily due to the increase in the number of active customers and volume ramp up of certain large customers. The number of our active customers increased by 34.2% from 1,265 as of December 31, 2012 to 1,697 as of December 31, 2013. In terms of revenues contributed by industry groups, we had significant growth from:

•                  internet and software industry (revenues increased by 47.4% to RMB78.1 million (US$12.9 million));

•                  media and entertainment industry (revenues increased by 26.2% to RMB64.3 million (US$10.6 million)); and

•                  companies in the enterprises industries (revenues increased by 163.5% to RMB64.0 million (US$10.6 million)).

Cost of Revenues

Our cost of revenues increased by 35.2% from RMB559.5 million for the year ended December 31, 2012 to RMB756.6 million (US$125.0 million) for the year ended December 31, 2013. The increase was primarily due to an increase in our bandwidth, co-location and storage fees of RMB172.2 million (US$28.4 million), an increase of our payroll and other compensation costs of network operations personnel of RMB20.3 million (US$3.4 million), as well as an increase of other cost of revenues of RMB9.9 million (US$1.6 million), partially offset by a decrease in depreciation of network equipment and amortization of intangible assets of RMB5.2 million (US$0.9 million). Cost of revenues included share-based compensation expenses of RMB1.7 million (US$0.3 million) for the year ended December 31, 2013, compared to RMB2.9 million for the year ended December 31, 2012.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2012	2013	2013
	RMB	RMB	US$
	(in thousands)	(in thousands)	(in thousands)
Bandwidth, co-location and storage fees	468,783	640,983	105,883
Depreciation of network equipment and amortization of intangible assets	51,911	46,680	7,711
Payroll and other compensation costs of network operations personnel	25,427	45,763	7,560
Other cost of revenues	13,339	23,191	3,830
Total cost of revenues	559,460	756,617	124,984

Operating Expenses

Our operating expenses increased from RMB262.2 million for the year ended December 31, 2012 to RMB382.1 million (US$63.1 million) for the year ended December 31, 2013. We expect our operating expenses to increase as we expand our business.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 42.2% from RMB87.6 million for the year ended December 31, 2012 to RMB124.6 million (US$20.6 million) for the year ended December 31, 2013, primarily due to an increase in salary expenses, including share-based compensation expenses, of RMB29.9 million (US$4.9 million) due to an increase in headcount as a result of the expansion of our business.

General and Administrative Expenses. Our general and administrative expenses increased by 44.7% from RMB106.1 million for the year ended December 31, 2012 to RMB153.6 million (US$25.4 million) for the year ended December 31, 2013, primarily due to

•                  an increase of RMB22.0 million (US$3.6 million) in salary expenses, including share-based compensation expenses, related to strategic hires; and

•                  an increase of RMB16.5 million (US$2.7 million) in professional fees related to transactional and other consulting services; and

•                  an increase of RMB5.3 million (US$0.9 million) in depreciation and amortization as a result of enhancement in managerial tools and capabilities.

Research and Development Expenses.  Our research and development expenses increased by 49.9% from RMB68.5 million for the year ended December 31, 2012 to RMB102.7 million (US$17.0 million) for the year ended December 31, 2013. The increase was primarily due to an increase of RMB31.8 million (US$5.3 million) in salary expenses, including share-based compensation expenses, for continued efforts in mobile internet and enterprise solutions development.

Impairment of available-for-sale investment.  Our impairment of available-for-sale investment was RMB1.2 million (US$0.2 million) for the year ended December 31, 2013.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2013 was RMB35.4 million (US$5.9 million), as compared to operating loss for the year ended December 31, 2012 of RMB8.0 million.

Income Tax Expense

We had income tax expense of RMB1.3 million (US$0.2 million) for the year ended December 31, 2013, as compared to RMB6.3 million for the year ended December 31, 2012. Our income tax expense for the year ended December 31, 2013 was mainly composed of RMB11.8 million (US$2.0 million) of current income tax benefit and RMB13.1 million (US$2.2 million) of deferred tax expenses.

Net Loss

As a result of the above, we had net loss of RMB34.2 million (US$5.7 million) for the year ended December 31, 2013, as compared to a net loss of RMB17.0 million for the year ended December 31, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues

Our net revenues increased by 31.6% from RMB618.4 million for the year ended December 31, 2011 to RMB813.7 million for the year ended December 31, 2012. The increase was primarily due to the increase in the number of active customers, partially offset by the decline in average revenue per customer. The number of our active customers increased by 63.2% from 775 as of December 31, 2011 to 1,265 as of December 31, 2012. The average revenue per customer, however, declined by 20.6% from RMB798,000 in 2011 to RMB633,000 in 2012. In terms of revenues contributed by industry groups, we had significant growth from:

•                  companies in the enterprises and e-commerce industries (revenues increased by 43.3% to RMB230.4 million);

•                  media and entertainment industry (revenues increased by 28.2% to RMB245.7 million); and

•                  mobile internet industry (revenues increased by 35.5% to RMB142.4 million).

Cost of Revenues

Our cost of revenues increased by 29.3% from RMB432.7 million for the year ended December 31, 2011 to RMB559.5 million for the year ended December 31, 2012. The increase was primarily due to an increase in our bandwidth, co-location and storage fees of RMB126.9 million, as well as an increase of our payroll and other compensation costs of network operations personnel of RMB7.6 million, partially offset by a decrease in depreciation of network equipment and amortization of intangible assets of RMB11.9 million. Cost of revenues included share-based compensation expenses of RMB2.9 million for the year ended December 31, 2012, compared to RMB4.0 million for the year ended December 31, 2011.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2011	2012
	RMB	RMB
	(in thousands)	(in thousands)
Bandwidth, co-location and storage fees	341,844	468,783
Depreciation of network equipment and amortization of intangible assets	63,854	51,911
Payroll and other compensation costs of network operations personnel	17,837	25,427
Other cost of revenues	9,201	13,339
Total cost of revenues	432,736	559,460

Operating Expenses

Our operating expenses increased from RMB177.5 million for the year ended December 31, 2011 to RMB262.2 million for the year ended December 31, 2012. This increase resulted from the increases in all of our operating expense line items. We expect our operating expenses to increase as we expand our business.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 21.6% from RMB72.0 million for the year ended December 31, 2011 to RMB87.6 million for the year ended December 31, 2012, primarily due to an increase in salary expenses of RMB10.7 million due to an increase in headcount as a result of the expansion of our business.

General and Administrative Expenses. Our general and administrative expenses increased by 85.2% from RMB57.3 million for the year ended December 31, 2011 to RMB106.1 million for the year ended December 31, 2012, primarily due to

•                  an increase of RMB22.7 million in allowance for doubtful accounts;

•                  an increase of RMB13.0 million in rental expense as a result of our office relocation plan and expansion of our business; and

•                  an increase of RMB7.9 million in office expense as a result of enhancement in managerial capabilities.

Research and Development Expenses.  Our research and development expenses increased by 67.3% from RMB41.0 million for the year ended December 31, 2011 to RMB68.5 million for the year ended December 31, 2012. The increase was primarily due to an increase of RMB18.4 million in salary expenses for research and development staff due to the expansion of our business.

Operating Income/(Loss)

As a result of the above, operating loss for the year ended December 31, 2012 was RMB8.0 million, as compared to operating income for the year ended December 31, 2011 of RMB8.2 million.

Income Tax Expenses

We had income tax expense of RMB6.3 million for the year ended December 31, 2012, as compared to RMB11.1 million for the year ended December 31, 2011. Our income tax expense for the year ended December 31, 2012 was mainly composed of RMB17.5 million of current income tax and RMB11.2 million of deferred tax expenses.

Net Income/ (Loss)

As a result of the above, we had net loss of RMB17.0 million for the year ended December 31, 2012, as compared to a net income of RMB20.5 million for the year ended December 31, 2011.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations and the proceeds from our initial public offering. On October 1, 2010, we completed our initial public offering in which we issued and sold 5,923,247 ADSs representing 94,771,952 ordinary shares, resulting in net proceeds to us of approximately US$76.6 million.  As of December 31, 2013, we had RMB338.1 million (US$55.8 million) in cash and cash equivalents. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	58,666	31,898	121,437	20,060
Net cash used in investing activities	(192,379)	(99,602)	(112,872)	(18,645)
Net cash provided by (used in) financing activities	(59,612)	(6,242)	15,683	2,591
Net increase (decrease) in cash and cash equivalents	(193,325)	(73,946)	24,248	4,006
Effect of foreign exchange rate changes on cash	(6,846)	(1,452)	(3,293)	(544)
Cash and cash equivalents at beginning of the period	592,706	392,535	317,137	52,387
Cash and cash equivalents at end of the period	392,535	317,137	338,092	55,849

Operating Activities

Net cash provided by operating activities was RMB121.4 million (US$20.1 million) for the year ended December 31, 2013, compared to RMB31.9 million for the year ended December 31, 2012. Net cash provided by operating activities for the year ended December 31, 2013 reflects net loss of RMB34.2 million (US$5.7 million), adjusted by reconciling items in the total amount of RMB113.8 million (US$18.8 million), which primarily includes depreciation of property and equipment of RMB59.9 million (US$9.9 million), allowance for doubtful accounts of RMB23.7 million (US$3.9 million), deferred tax expense of RMB13.1 million (US$2.2 million), and share-based compensation expenses of RMB11.9 million (US$2.0 million). Additional major factors that affected operating cash flows for the year ended December 31, 2013 include: (i) an increase of RMB99.7 million (US$16.5 million) in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB97.4 million (US$16.1 million) in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (iii) an increase of accrued expenses and other payables of RMB70.5 million (US$11.6 million) primarily due to the increase of advance from customers; (iv) an increase of RMB32.0 million (US$5.3 million) in long term deposits and other non-current assets; (v) an increase of RMB21.0 million (US$3.5 million) in deferred government grant received; (vi) an increase of RMB19.3 million (US$3.2 million) in prepaid expense and other current assets; (vii) a decrease of RMB12.1 million (US$2.0 million) in income tax paybable due to the entitlement of a preferential tax rate of 10% with our key software enterprise status from 2011 to 2012; (viii) an increase of RMB8.3 million (US$1.4 million) in amounts due to related parties; and (ix) an increase of RMB7.8 million (US$1.3 million) in accrued employee benefits.

Net cash provided by operating activities was RMB31.9 million for the year ended December 31, 2012, compared to RMB58.7 million for the year ended December 31, 2011. Net cash provided by operating activities for the year ended December 31, 2012 reflects net loss of RMB17.0 million, adjusted by reconciling items in the total amount of RMB91.1 million, which primarily includes depreciation of property and equipment of RMB59.9 million, allowance for doubtful accounts of RMB22.7 million, and share-based compensation expenses of RMB16.1 million, offset by deferred tax benefit of RMB11.2 million. Additional major factors that affected operating cash flows for the year ended December 31, 2012 include: (i) an increase of RMB97.6 million in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB46.8 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (iii) an increase of accrued expenses and other payables of RMB10.0 million primarily due to the increase of liability for uncertain tax positions; (iv) an increase of RMB7.6 million in amounts due from related parties; (v) an increase of RMB7.8 million in prepaid expense and other current assets attributable to prepaid payments made to the suppliers for bandwidth and servers, (vi) an increase of RMB5.6 million in accrued employee benefits, and (vii) an increase of RMB3.4 million in government grant received.

Net cash provided by operating activities was RMB58.7 million for the year ended December 31, 2011, compared to RMB94.8 million for the year ended December 31, 2010. Net cash provided by operating activities for the year ended December 31, 2011 reflects net income of RMB20.5 million, adjusted by reconciling items in the total amount of RMB85.9 million, which primarily includes depreciation of property and equipment of RMB67.4 million, gain on the sale and disposal of JNet Group of RMB30.7 million, share-based compensation expenses of RMB27.0 million and charges associated with the supplementary agreement on the acquisition of JNet Group of RMB7.2 million. Additional major factors that affected operating cash flows for the year ended December 31, 2011 include: (i) an increase of RMB56.6 million in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB24.8 million in income tax payable; (iii) an increase of RMB17.9 million in prepaid expense and other current assets attributable to prepaid payments made to the carriers and other suppliers for bandwidth, co-location and storage; (iv) an increase of RMB6.0 million in accrued employee benefits, (v) an increase of RMB5.5 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; and (vi) a decrease of accrued expenses and other payables of RMB9.4 million.

Investing Activities

Net cash used in investing activities was RMB112.9 million (US$18.6 million) for the year ended December 31, 2013, compared to RMB99.6 million for the year ended December 31, 2012. Net cash used in investing activities for the year ended December 31, 2013 resulted primarily from (i) purchases of property and equipment of RMB97.9 million (US$16.2 million); (ii) cash paid for land use right of RMB41.7 million (US$6.9 million); (iii) cash paid for available-for-sale investment of RMB12.2 million (US$2.0 million); (iv) cash paid for cloud infrastructure construction in progress of RMB12.2 million (US$2.0 million); (v) cash paid for long term investment of RMB6.3 million (US$1.0 million), and partially offset by cash received from sale of available-for-sale investment of RMB57.3 million (US$9.5 million).

Net cash used in investing activities was RMB99.6 million for the year ended December 31, 2012, compared to RMB192.4 million for the year ended December 31, 2011. Net cash used in investing activities for the year ended December 31, 2012 resulted primarily from (i) purchases of property and equipment of RMB102.4 million; (ii) long term deposits to acquire land use right in Beijing of RMB10 million; (iii) cash received from sale of our available-for-sale investments in the amount of RMB18.6 million, and (iv) cash paid for our long term investments of RMB6.0 million.

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

Financing Activities

Our financing activities primarily consist of sale of our ADSs, capital contributions and borrowings from commercial banks.

Net cash provided by financing activities was RMB15.7 million (US$2.6 million) for the year ended December 31, 2013, compared to net cash used in financing activities of RMB6.2 million for the year ended December 31, 2012. Net cash provided in financing activities for the year ended December 31, 2013 resulted primarily from proceeds from employee share options exercised in an amount of RMB15.7 million (US$2.6 million).

Net cash used in financing activities was RMB6.2 million for the year ended December 31, 2012, compared to net cash used in financing activities of RMB59.6 million for the year ended December 31, 2011. Net cash used in financing activities for the year ended December 31, 2012 resulted primarily from payment for repurchase of ordinary shares in an amount of RMB9.5 million, partially offset by proceeds from employee share options exercised in an amount of RMB3.4 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T. and Beijing Jingtian, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T. and Beijing Jingtian.  See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements.  Beijing Blue I.T. contributed 91.6%, 90.7% and 81.0% of our total net revenues in 2011, 2012 and 2013, respectively. Beijing Jingtian’s contribution to our total net revenues in 2011, 2012 and 2013 was immaterial. Shanghai JNet, which was previously one of our consolidated variable interest entities and was disposed in December 2011, contributed 1.6% of our total net revenues in 2011.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries ChinaCache Beijing and Xin Run.  The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian.  In 2011, 2012 and 2013, the aggregate amount of service fees Beijing Blue I.T. and Beijing Jingtian paid to ChinaCache Beijing was RMB57.8 million, RMB53.5 million and RMB75.4 million (US$12.5 million), respectively, which accounted for 9.3%, 6.6% and 6.8%, respectively, of our total net revenues.

Under PRC law, ChinaCache Beijing, Xin Run and each of our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. ChinaCache Beijing and Xin Run are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to contractual arrangements that ChinaCache Beijing has with each of Beijing Blue I.T. and Beijing Jingtian, the earnings and cash of each of Beijing Blue I.T. and Beijing Jingtian (including dividends received from their respective subsidiaries) are used to pay service fees in RMB to ChinaCache Beijing, in the manner and amount set forth in these agreements.

After paying the withholding taxes applicable to ChinaCache Beijing and Xin Run’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing and Xin Run would be available for distribution to us, ChinaCache Beijing and Xin Run’s sole shareholder, although we have not, and do not have any present plan to, make such distributions. As of December 31, 2013, the net assets of ChinaCache Beijing, Xin Run and our consolidated variable interest entities, the paid-in-capital and statutory reserves of ChinaCache Beijing and Xin Run and the equity of our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate RMB287.6 million (US$47.5 million). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future.  See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

Furthermore, cash transfers from ChinaCache Beijing and Xin Run to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of ChinaCache Beijing, Xin Run and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues.”

Capital Expenditures

We had capital expenditures of RMB56.7 million, RMB88.7 million and RMB139.6 million (US$23.1 million) in 2011, 2012 and 2013, respectively, representing 9.2%, 10.9% and 12.7% of our total net revenues for such years, respectively. Our capital expenditures were primarily for the purchase of land use right, servers, other property and equipment and certain intangible assets, for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations.  We expect that our capital expenditures in 2014 will increase from 2013 in line with the expansion of our business, and such expenditures will be used to purchase infrastuctures and additional servers and other property and equipment to support the growth of our business.

In March 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing, upon which we plan to partner with our clients to construct cloud infrastructure.  We have paid RMB51.7 million (US$8.5 million) for the land use right. We capitalized RMB12.2 million (US$2.0 million) in connection with the construction of the buildings in 2013. We have entered into memorandums of understanding with two clients, pursuant to which they will purchase part of the cloud infrastructure from us. The final sales agreement will be entered into, pending certain governmental approval.

C.                                    Research and Development

Our internal research and development team consisted of 483 engineers as of December 31, 2013, representing approximately 39.0% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly.  As of the date of this annual report, we have 26 patents, 34 patent applications and 14 software copyright registrations in China relating to the technologies used in our business.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses.  We incurred RMB41.0 million, RMB68.5 million and RMB102.7 million (US$17.0 million) of research and development expenses in 2011, 2012 and 2013, respectively.

D.                                   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease obligations(1)	60,631	19,342	34,586	6,703	—
Purchase commitments(2)	181,245	178,928	2,317	—	—
Total	241,876	198,270	36,903	6,703	—

(1)              Operating lease obligations refers to our future minimum lease payments for office space under non-cancelable operating leases.

(2)              Purchase commitments refers to our commitment to purchase bandwidth from our bandwidth provider.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Song Wang	50	Chairman and Chief Executive Officer
Jean Xiaohong Kou	52	Director and Senior Vice President
Yunjie Liu	71	Director
Michael Ricks	53	Director
Ya-Qin Zhang	48	Director
Kathleen Chien	44	Director
Bin Laurence	46	Director
Ken Vincent Qingshi Zhang	54	President
Jing An	37	Acting Chief Financial Officer and Vice President of Finance

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

Mr. Ya-Qin Zhang has served as our director since September 2010. Our board of directors has determined that Mr. Zhang satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Zhang also serves as an independent director of Autohome Inc., a company listed on NYSE. Mr. Zhang has been serving as the chairman of Microsoft Asia-Pacific R&D Group since 2005 and is in charge of the research and development of Microsoft Corporation in the Asia-Pacific region. Mr. Zhang is one of the founding members of the Microsoft Research Asia lab, where he served as managing director and chief scientist, and he also founded the Advanced Technology Center in 2003. Before joining Microsoft in 1999, Mr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. and worked as a senior technical staff member for GTE Laboratories Inc. and Contel Corp. From 2009 to 2012, Mr. Zhang served as an independent director of China Real Estate Information Corporation, a provider of real estate information, consulting and online services in China. Mr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China and a Ph.D. in electrical engineering from George Washington University.

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

B.                                    Compensation

For the fiscal year ended December 31, 2013, the aggregate compensation we paid to our executive officers was approximately RMB6.6 million (US$1.1 million) and the aggregate compensation we paid to our non-executive directors for the same period was approximately RMB1.5 million (US$0.2 million). For the same period, we paid RMB0.2 million (approximately US$33,000) for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

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

As of December 31, 2013, we granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 8,973,346 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 28,203,328 ordinary shares and 8,448,992 restricted share units under our 2011 Share Incentive Plan.

The following table summarizes, as of December 31, 2013, the stock options granted under our Stock Incentive Plans to certain of our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Option Granted	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Song Wang	2,400,000	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	1,600,000	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	320,000	0.24	January 1, 2014	July 8, 2013	July 7, 2023

Jean Xiaohong Kou	*	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	*	0.24	January 1, 2014	July 8, 2013	July 7, 2023

Yunjie Liu	*	0.01	April 1, 2007	March 31, 2007	March 30, 2016
	*	0.01	October 1, 2007	September 30, 2007	September 29, 2016
	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Michael Ricks	—	—	—	—	—

Ya-Qin Zhang	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Kathleen Chien	*	0.24	October 1, 2010	June 20, 2011	June 19, 2021
	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Bin Laurence	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Ken Vincent Qingshi Zhang	41,664	0.24	July 1,2011	June 20, 2011	June 19, 2021
	2,958,336	0.24	October 1, 2010	June 20, 2011	June 19, 2021
	960,000	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	384,000	0.24	January 1, 2014	July 8, 2013	July 7, 2023

Jing An	*	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	*	0.24	January 1, 2014	July 8, 2013	July 7, 2023

Directors and officers as a group	13,635,008	0.01 to 0.24	—	—	—

Other individuals as a group(1)	46,141,666	0.01 to 0.41	—	—	—

The following table summarizes, as of the December 31, 2013, the restricted share units granted under our Stock Incentive Plans to certain of our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Restricted Share Units Granted	Vesting Commencement Date	Date of Grant
Song Wang	960,000	January 1, 2013	July 8, 2013
Jean Xiaohong Kou	*	January 1, 2013	July 8, 2013
Yunjie Liu	—	—	—
Michael Ricks	—	—	—
Ya-Qin Zhang	—	—	—
Kathleen Chien	—	—	—
Bin Laurence	—	—	—
Ken Vincent Qingshi Zhang	672,000	January 1, 2013	July 8, 2013
Jing An	*	January 1, 2013	July 8, 2013
Directors and officers as a group	2,272,000	—	—
Other individuals as a group(1)	6,176,992	—	—

*                 In aggregate owns options and/or restricted share units to acquire less than 1% of our outstanding ordinary shares on an as-converted basis.

(1)         Includes a director who has left the company.

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

Compensation Committee.  Our compensation committee consists of Bin Laurence, Ya-Qin Zhang and Yunjie Liu. Ms. Laurence, Mr. Zhang and Mr. Liu satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Ms. Laurence is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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

D.                                    Employees

We had 557, 900 and 1,239 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees by function as of December 31, 2013:

Functional Area	Number of Employees	% of Total
Customer service	393	32%
Sales and marketing	249	20%
Research and development	483	39%
Management and administration	114	9%
Total	1,239	100%

Of our total employees as of December 31, 2013, 1,121 were located in Beijing, 75 were located in other cities throughout China and 43 were located outside China.  We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. We believe that our employee relations are good.

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

E.                                    Share Ownership

Please refer to “Item 7—Major Shareholders and Related Party Transactions.”

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2014 by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of March 31, 2014 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 405,805,330 ordinary shares outstanding as of March 31, 2014, excluding 24,932,800 ordinary shares issued to our depositary and reserved for future grants under our share incentive plan and 163,904 ordinary shares in the form of ADSs we repurchased, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following March 31, 2014, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Song Wang(1)	60,778,317	15.0%
Jean Xiaohong Kou(2)	60,778,317	15.0%
Yunjie Liu	—	—
Michael Ricks(3)	51,212,548	12.6%
Ya-Qin Zhang	*	*
Kathleen Chien	*	*
Bin Laurence	—	—
Ken Vincent Qingshi Zhang	*	*
Jing An	*	*
All Directors and Executive Officers as a Group	170,926,286	42.1%
Principal Shareholders:
Consolidated Capital Holdings Ltd.(1)(2)(4)	59,195,024	14.6%
Wellington Management Company, LLP(5)	53,855,568	13.3%
Investor AB Funds(3)(6)	51,212,548	12.6%
FMR LLC(7)	33,754,592	8.3%
SIG China Investments One, Ltd.(8)	21,443,215	5.3%
Qiming Funds(9)	20,148,208	5.0%

*                 Less than 1%.

(1)         Consists of (i) 56,079,300 ordinary shares and 169,222 American depository shares representing 2,707,552 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 408,172 ordinary shares that Consolidated Capital Holdings Ltd., Mr. Song Wang and Ms. Jean Xiaohong Kou have the right to acquire upon exercise of options granted by a few other Pre-IPO shareholders within 60 days of this annual report, (iv) 430,000 ordinary shares that Ms. Jean Xiaohong Kou has the right to acquire pursuant to her options and restricted shares units within 60 days following March 31, 2014 and (v) 840,000 ordinary shares that Mr. Wang has the right to acquire pursuant to his options and restricted shares units within 60 days following March 31, 2014. Song Wang and Jean Xiaohong Kou possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(2)         See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou are husband and wife, and may be deemed to share beneficial ownership of the shares and ADSs held by each other. The business address for Ms. Kou is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(3)        Consists of (i) 34,847,604 ordinary shares held by Investor Investments Asia Limited, (ii) 14,938,128 ordinary shares held by Investor Group Asia, L.P. and (iii) 89,176 ADSs, representing 1,426,816 ordinary shares held by IGC Asia Fund V, L.P., as reported in a Schedule 13G filed on February 13, 2013 by Investor AB, but excluding 3,997,453 ordinary shares, 1,713,781 ordinary shares and 163,904 ordinary shares represented by ADSs we repurchased from Investor Investments Asia Limited, Investor Group Asia, L.P. and IGC Asia Fund V, L.P., respectively, in March 2014. We refer to these funds collectively as Investor AB Funds. Investor AB, a limited liability company incorporated under the laws of Sweden, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all the shares held by Investor AB Funds. Investor Growth Capital Asia Ltd. is the investment advisor to the Investor AB Funds, and a wholly-owned subsidiary of, Investor AB. Mr. Ricks is the managing director and chief executive officer of Investor Growth Capital Asia Ltd. As such, Mr. Ricks is deemed to possess the voting the investment power over the shares held by Investor AB Funds. The business address for Mr. Ricks is Level 16, Room 1603, China Central Place Office Building, Tower 2, 79 Jianguo Road, Beijing 100025, China.

(4)         The business address for Consolidated Capital Holdings Ltd. is c/o Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(5)         Consists of 53,855,568 ordinary shares held by Wellington Management Company, LLP, as reported in a Schedule 13G filed on March 10, 2014 by Wellington Management Company, LLP. The business address office for Wellington Management Company, LLP is 280 Congress Street, Boston, MA 02210, United States.

(6)         The business address for Investor AB Funds is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden.

(7)         Consists of 33,754,592 ordinary shares held by FMR LLC, as reported in a Schedule 13G filed on February 14, 2014 by FMR LLC. The business address office for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210, U.S.A.

(8)         Consists of 21,443,215 ordinary shares held by SIG China Investments One, Ltd.  The business address for SIG China Investments One, Ltd. is 101 California Street, Suite 3250, San Francisco, CA 94111, U.S.A.

(9)         Consists of 19,850,720 and 297,488 ordinary shares held by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P., respectively., as reported in a Schedule 13G/A filed on January 26, 2012 by Qiming Corporate GP, Ltd, but excluding 19,851,440 ordinary shares and 296,768 ordinary shares we repurchased from Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P., respectively, in March 2014. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Each of Qiming GP, L.P. and Qiming Corporate GP, Ltd. may be deemed to beneficially own the shares beneficially owned or deemed to be beneficially owned by the entity to which it is the general partner. Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. are collectively referred to as Qiming Funds. The business address office for Qiming Funds is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

To our knowledge, as of March 31, 2014, 318,775,832 of our ordinary shares, or approximately 78.6% of our total outstanding ordinary shares, were held by five record holders in the United States, including Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.  To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.  None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements

See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Stock Incentive Plans

See “Item 6.A. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.”

Private placement

In March 2014, we issued and sold an aggregate of 53,855,569 ordinary shares, represented by 3,365,973 ADSs, to a group of institutional investors affiliated with Wellington Management Company, LLP for an aggregate purchase price of approximately US$55.0 million in reliance on Regulation D under the Securities Act.  In connection with the transaction, we have agreed to give the institutional investors the preemptive rights to subscribe for the new shares that may be issued by us in proportion to their shareholdings, and certain registration rights, including the filing with the SEC of a registration statement shortly after the filing of this annual report covering the resale of all of the shares acquired by the institutional investors in the transaction.

Share Repurchase

In March 2014, we repurchased an aggregate of 28,960,922 ordinary shares of us from certain of our existing shareholders for an aggregate purchase price of approximately US$29.6 million. Participants in the share repurchase include Consolidated Capital Holdings Ltd., Investor AB Fund and Qiming Funds, from which we repurchased 2,937,576, 5,875,138 and 20,148,208 ordinary shares, respectively.

Transaction with Related Parties

In 2012, we provided services to Xuntong Tianxia Limited, or Xuntong Tianxia, in the amount of RMB12.5 million (US$2.0 million), net of tax. As at December 31, 2013, our receivables from Xuntong Tianxia was RMB0.1 million (US$0.0 million). A beneficial shareholder of Xuntong Tianxia is one of our vice presidents.

In 2012 and 2013, Jiuzhou Changxiang Technologies (Beijing) Limited, or Jiuzhou Changxiang, provided services to us in the amount of RMB4.1 million and RMB1.6 million (US$0.3 million), respectively.  As at December 31, 2013, our payables from Jiuzhou Changxiang was RMB0.8 million (US$0.1 million). A beneficial shareholder of Jiuzhou Changxiang is one of our vice presidents.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China for our cash needs. Our PRC subsidiaries are required to comply with applicable PRC regulations when it pays dividends to us. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Doing Business in China — We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                                THE OFFER AND LISTING

A.                                   Offering and Listing Details

Our ADSs, each representing 16 of our ordinary shares, were listed on the NASDAQ Global Market since October 1, 2010. Since January 2, 2014, our ADSs were transferred to and listed on the NASDAQ Global Select Market. Our ADSs trade under the symbol “CCIH.” The following table provides the high and low trading prices for our ADSs on the NASDAQ since the date of our initial public offering.

The last reported closing price for our ADSs on April 4, 2014 was US$20.74 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2010 (from October 1, 2010)	35.00	20.21
Fiscal Year 2011	24.40	3.66
Fiscal Year 2012	8.50	3.55
Fiscal Year 2013	10.64	3.50
Quarterly Highs and Lows
First Fiscal Quarter of 2012	8.50	4.04
Second Fiscal Quarter of 2012	6.00	4.14
Third Fiscal Quarter of 2012	5.89	4.31
Fourth Fiscal Quarter of 2012	5.24	3.55
First Fiscal Quarter of 2013	4.36	3.50
Second Fiscal Quarter of 2013	5.21	3.50
Third Fiscal Quarter of 2013	6.40	3.75
Fourth Fiscal Quarter of 2013	10.64	5.90
First Fiscal Quarter of 2014	29.34	8.86
Second Fiscal Quarter of 2014 (through April 4, 2014)	23.50	20.36
Monthly Highs and Lows
October 2013	10.64	5.90
November 2013	9.08	6.80
December 2013	9.98	7.10
January 2014	17.47	8.86
February 2014	23.75	12.55
March 2014	29.34	18.80
April 2014 (through April 4, 2014)	23.50	20.36

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing 16 of our ordinary shares, have been listed on the NASDAQ Global Market since October 1, 2010 under the symbol “CCIH”.

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

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

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

C.                                    Material Contracts

For the three years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the State Administration of Taxation in May and December 2013, the pilot program has been expanded nationwide. All services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue IT fall within the scope of the pilot program, and beginning in September 2012, revenue generated by these services are subject to VAT instead of business tax.

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

Assuming that we are the owner of Beijing Blue I.T. and Beijing Jingtian for United States federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China. Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for the taxable year ended December 31, 2013 and we do not expect to be a PFIC for the current taxable year or any future taxable year. However, we can give no assurances in this regard as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC for the current or any future taxable year due to changes in our asset or income composition. Because we value our goodwill based on the market value of our equity for these purposes, a decrease in the price of our ADSs may also result in our becoming a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not, or will not, become classified as a PFIC. In addition, because of uncertainties in the application of the relevant rules (as described above), it is possible that the U.S. Internal Revenue Service may successfully challenge our classification of certain income items and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or any other taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will become subject to special tax rules discussed below.  You are urged to consult with your tax advisors regarding the consequences of potentially holding an interest in a PFIC, and the ramifications of making a “deemed sale” election, as discussed further below.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs continue to be listed on the NASDAQ and that our ADSs are regularly traded. We believe that our ADSs qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Medicare Tax

Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. Holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. Penalties are also imposed if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and interest expenses attributable to short term loans. As of December 31, 2013, we held RMB60 million short term loans with fixed interest rates and certain time deposits and restricted cash with limited risk of principal loss, of which approximately RMB173.0 million (US$28.6 million) was held in major financial institutions located in China, RMB117.7 million (US$19.4 million) was held in major financial institutions located in Hong Kong and RMB47.4 million (US$7.8 million) was held in major financial institutions in the U.S. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time. In 2013, we received approximately US$3,622, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10.B—Additional Information—Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

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

We received net proceeds of approximately US$74.9 million from our initial public offering.  For the period from September 30, 2010, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2013, we used net proceeds from our initial public offering as follows:

•                  approximately US$8.5 million to expand our research and development efforts and build a research and development center;

•                  approximately US$17.4 million capital expenditure for network and other equipment; and

•                  approximately US$20.0 million for general corporate purposes, including strategic investment in and acquisitions of complementary businesses.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Based on this assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2013 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

ChinaCache International Holdings Ltd.

We have audited internal control over financial reporting of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ChinaCache International Holdings Ltd. as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2013 and our report dated April 7, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 7, 2014

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

In June 2013, our board of directors adopted amendment to the code of business conduct and ethics, which has been posted on our website at www.chinacache.com.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm for the years ended December 31, 2012 and 2013.  We did not pay any other fees to our auditors during the periods indicated below.

	2012	2013
	US$	US$
	(In thousands)
Audit fees(1)	899	1,071
Tax fees(2)	53	139
Other fees(3)	48	47

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 29, 2012, we publicly announced a share repurchase program, pursuant to which we were authorized to repurchase up to US$10.0 million of our ADSs until May 17, 2013.  On June 21, 2013, our board of directors authorized us to resume our previously announced US$10 million share repurchase plan. Under the resumed plan, we are authorized, but not obligated, to repurchase up to US$8.5 million worth of our ADSs over the next 12 months on the open market or in block trades.  As of April 7, 2014, we have not repurchased any ADSs under this repurchase program on the open market.

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

In March 2014, we repurchased shareholders to repurchase an aggregate of 28,960,922 ordinary shares of us from certain of our existing shareholders at US$1.02125 per ordinary share, for an aggregate purchase price of approximately US$29.6 million. Participants in the share repurchase include Consolidated Capital Holdings Ltd., Investor AB Fund and Qiming Funds, from which we repurchased 2,937,576, 5,875,138 and 20,148,208 ordinary shares, respectively.

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

4.4	2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.5	2008 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.6	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.7	2011 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F, as amended (File No. 001-34873 ), filed with the SEC on April 26, 2013)
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
4.17

English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.18

English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.19

English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.20

English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.21

English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.22

English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.23

English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.24

English translation of Supplementary Agreements to Loan Agreements dated May 10, 2010, among the Registrant, ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.25

English translation of Supplementary Agreements to Loan Agreements dated December 3, 2012, between ChinaCache Beijing and the two shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.25 to our annual report on Form 20-F, as amended (File No. 001-34873 ), filed with the SEC on April 26, 2013)

4.26*	English translation of Loan Assignment Agreement dated July 1, 2013, between Xinxin Zheng and Lei Wang
4.27

English translation of the Share Pledge Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.26 to our annual report on Form 20-F, as amended (File No. 001-34873 ), filed with the SEC on April 26, 2013)

4.28*	English translation of the Share Pledge Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang
4.29

English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.30*	English translation of the Power of Attorney dated July 1, 2013 by Lei Wang
4.31

English translation of the Exclusive Option Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F, as amended (File No. 001-34873 ), filed with the SEC on April 26, 2013)

4.32*	English translation of the Exclusive Option Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang
4.33

English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.34

English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.35

English translation of Technological Services Framework Agreement dated March 30, 2009, between Beijing Blue I.T. and Shenzhen Tencent Computer Systems Co., Ltd. (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.36

English translation of Agreement, dated December 26, 2011, by and among the Registrant, Sundream Holdings Limited, Smart Asia Holdings Limited, Mei Yongkai and Mei Xiurong (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-34873 ), filed with the SEC on April 24, 2012)

4.37

English translation of Termination Agreement, dated December 26, 2011, by and among the Registrant, ChinaCache Beijing, Shanghai JNet, Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Mr. Yongkai Mei and Ms. Xiurong Mei (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (file no. 001-34873 ), filed with the SEC on April 24, 2012)

4.38

Equity Pledge Cancellation Agreement, dated December 26, 2012, by and among Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Mr. Yongkai Mei, Ms. Xiurong Mei and ChinaCache Beijing (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (file no. 001-34873 ), filed with the SEC on April 24, 2012)

4.39

Share transfer agreement, dated December 26, 2011, by and among Mr. Robert Yong Sha, Ms. Huiling Ying, Mr. Hao Yin, Ms. Xiurong Mei and Mr. Yongkai Mei (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 001-34873 ), filed with the SEC on April 24, 2012)

4.40

Share transfer agreement, dated December 26, 2011, by and among Mr. Hao Yin and Ms. Mei Xinli (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-34873 ), filed with the SEC on April 24, 2012)

4.41

Written Confirmation Concerning Extension of Term of Certain Agreements, dated September 20, 2010 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F, as amended (File No. 001-34873 ), filed with the SEC on April 26, 2013)

4.42*	Securities Purchase Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares
4.43*	Registration Rights Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares
4.44*	Form of Share Repurchase Agreements, dated February 28, 2014, by and among the Registrant and the investors as listed at the end of the form and material terms of each Share Repurchase Agreement
8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman (Cayman) Limited
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Ernst & Young Hua Ming LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                      Filed herewith.

**               Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ChinaCache International Holdings Ltd.

By:	/s/ Song Wang
Name: Song Wang
Title: Chairman and Chief Executive Officer

Date: April 7, 2014

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ChinaCache International Holdings Ltd.

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2013 and 2012 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 7, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 7, 2014

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2012	2013
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		317,137	338,092	55,849
Restricted Cash	12	—	60,000	9,911
Accounts receivable (net of allowance for doubtful accounts of RMB 25,545 and RMB 11,894 (US$1,965) as of December 31, 2012 and 2013, respectively)	5	230,199	306,237	50,587
Prepaid expenses and other current assets	6	31,240	50,549	8,351
Available-for-sale investments	11	—	24,636	4,070
Deferred tax assets	18	13,626	7,096	1,172
Amounts due from a related party	19	8,640	141	23

Total current assets		600,842	786,751	129,963

Non-current assets:
Property and equipment, net	7	179,239	240,650	39,753
Cloud infrastructure construction in progress	9	—	12,236	2,021
Intangible assets, net	8	3,368	5,563	919
Land use right, net	9	—	50,730	8,380
Long term investments	10	15,136	21,450	3,543
Available-for-sale investments	11	82,292	12,240	2,022
Deferred tax assets	18	6,166	1,719	284
Long term deposits and other non-current assets		13,847	35,829	5,919

Total non-current assets		300,048	380,417	62,841

TOTAL ASSETS		900,890	1,167,168	192,804

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2012	2013
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Short-term loan	12	—	60,000	9,911
Accounts payable (including accounts payable of the VIEs without recourse to the Company of RMB103,261 and RMB200,483 (US$33,117) as of December 31, 2012 and 2013, respectively)		106,399	203,750	33,657
Accrued employee benefits (including accrued employee benefits of the VIEs without recourse to the Company of RMB26,441 and RMB33,448 (US$5,525) as of December 31, 2012 and 2013, respectively)		36,084	43,922	7,255
Accrued expenses and other payables (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB48,776 and RMB71,095 (US$11,745) as of December 31, 2012 and 2013, respectively)	13	57,773	157,075	25,947
Income tax payable (including income taxes payable of the VIEs without recourse to the Company of RMB15,200 and RMB5,777 (US$954) as of December 31, 2012 and 2013, respectively)	18	22,537	10,399	1,718
Liabilities for uncertain tax positions (including liabilities for uncertain tax positions of the VIEs without recourse to the Company of RMB4,050 and RMB6,296 (US$1,040) as of December 31, 2012 and 2013, respectively)	18	11,786	11,540	1,906
Amounts due to related parties (including amounts due to related parties of the VIEs without recourse to the Company of RMB1,044 and RMB844 (US$139) as of December 31, 2012 and 2013, respectively)	19	1,062	862	142
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of nil and RMB24,360 (US$4,024) as of December 31, 2012 and 2013, respectively)	14	—	24,360	4,024

Total current liabilities		235,641	511,908	84,560

Non-current liabilities:
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB 3,360 and nil as of December 31, 2012 and 2013, respectively)	14	3,360	—	—
Deferred tax liabilities	18	—	2,127	351

Total non-current liabilities		3,360	2,127	351

Total liabilities		239,001	514,035	84,911

Commitments and contingencies	25

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2012	2013
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY: (CONTINUED)
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 374,464,476 and 374,464,476 shares issued and outstanding as of December 31, 2012 and 2013, respectively)		275	282	47
Additional paid-in capital		1,220,198	1,247,730	206,110
Treasury stock		(73,101)	(73,101)	(12,075)
Statutory reserves		1,326	1,326	219
Accumulated deficit		(490,032)	(524,261)	(86,601)
Accumulated other comprehensive income	16	3,223	1,157	193

Total shareholders’ equity		661,889	653,133	107,893

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		900,890	1,167,168	192,804

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		For the years ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB	US$

Net revenues
-Third party customers		618,422	801,189	1,103,243	182,243
-A related party customer		—	12,543	—	—
		618,422	813,732	1,103,243	182,243

Cost of revenues		(432,736)	(559,460)	(756,617)	(124,984)

Gross profit		185,686	254,272	346,626	57,259

Sales and marketing expenses		(72,040)	(87,597)	(124,578)	(20,579)
General and administrative expenses (including provision for doubtful accounts of RMB2,786, RMB22,736 and RMB23,722 (US$3,918) for the years ended December 31, 2011, 2012 and 2013)		(57,308)	(106,115)	(153,568)	(25,368)
Research and development expenses		(40,952)	(68,523)	(102,704)	(16,965)
Impairment of an available-for-sale investment	11(b)	—	—	(1,217)	(201)
Post-acquisition settlement consideration	4(a)	(7,158)	—	—	—

Operating income/ (loss)		8,228	(7,963)	(35,441)	(5,854)

Interest income		2,233	1,844	2,513	415
Interest expense		(1,254)	(1,340)	(3,584)	(592)
Other (expenses)/ income		(5,165)	(1,758)	6,886	1,137
Foreign exchange loss		(4,411)	(1,481)	(3,308)	(546)

Loss from continuing operations before income taxes		(369)	(10,698)	(32,934)	(5,440)

Income tax expense	18	(11,145)	(6,293)	(1,295)	(214)

Net loss from continuing operations		(11,514)	(16,991)	(34,229)	(5,654)
Income from discontinued operations	22	31,977	—	—	—

Net income/ (loss)		20,463	(16,991)	(34,229)	(5,654)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		For the years ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB	US$

Foreign currency translation		773	29	(1,975)	(326)
Unrealized holding gain on available-for-sale investments		90	1,594	1,821	301
Amounts reclassified from accumulated other comprehensive income	11	—	(224)	(1,912)	(316)
Total other comprehensive income/(loss), net of tax		863	1,399	(2,066)	(341)
Comprehensive income/ (loss)		21,326	(15,592)	(36,295)	(5,995)

Earnings/ (loss) per share
Net loss from continuing operations	23	(0.03)	(0.05)	(0.09)	(0.01)
Income from discontinued operations	23	0.08	—	—	—
Basic	23	0.05	(0.05)	(0.09)	(0.01)
Net loss from continuing operations	23	(0.03)	(0.05)	(0.09)	(0.01)
Income from discontinued operations	23	0.08	—	—	—
Diluted	23	0.05	(0.05)	(0.09)	(0.01)

Shares used in earnings/ (loss) per share computations:
Basic	23	381,984,517	363,780,875	362,916,540	362,916,540
Diluted	23	381,984,517	363,780,875	362,916,540	362,916,540

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net Loss from continuing operations	(11,514)	(16,991)	(34,229)	(5,654)
Income from discontinued operations	31,977	—	—	—
Depreciation of property and equipment	67,351	59,890	59,876	9,891
Amortization of acquired intangible assets and land use right	536	—	1,892	313
Allowance for doubtful accounts	2,786	22,736	23,722	3,918
Impairment of an available for sales	—	—	1,217	201
Loss/ (gain) from disposal of property and equipment	4,852	939	(1,637)	(270)
Deferred tax (benefit)/ expense	(2,043)	(11,197)	13,104	2,165
Interest expense	4,616	1,340	1,899	314
Foreign exchange loss	4,411	1,481	3,308	546
Gain from sale of available-for-sale investments	—	(224)	(1,413)	(233)
Share-based compensation	26,956	16,088	11,852	1,957
Post-acquisition settlement consideration (Note 4(a))	7,158	—	—	—
Gain on disposal of Shanghai JNet (Note 4(b))	(30,716)	—	—	—

Changes in operating assets and liabilities:
Accounts receivable	(56,643)	(97,635)	(99,739)	(16,476)
Prepaid expense and other current assets	(17,891)	(7,831)	(19,309)	(3,189)
Long term deposits and other non-current assets	—	—	(31,982)	(5,283)
Amounts due to (from) related parties	—	(7,596)	8,299	1,371
Accounts payable	5,457	46,781	97,351	16,081
Accrued employee benefits	5,969	5,606	7,838	1,295
Deferred government grant	—	3,360	21,000	3,469
Accrued expenses and other payables	(9,372)	10,068	70,526	11,649
Income tax payable	24,776	5,083	(12,138)	(2,005)

Net cash provided by operating activities	58,666	31,898	121,437	20,060

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchases of property and equipment	(77,563)	(102,391)	(97,926)	(16,176)
Cash paid for long term deposits	—	(10,000)	—	—
Cash paid for entrusted loan	—	—	(6,233)	(1,030)
Cash received from entrusted loan	—	—	6,233	1,030
Deconsolidation of a consolidated VIE	(2,204)	—	—	—
Cash paid pursuant to post-acquisition settlement consideration agreement	(4,286)	—	—	—
Cash paid for long term investment (Note 10)	(9,136)	(6,000)	(6,314)	(1,043)
Cash paid for available-for-sale investments (Note 11)	(99,190)	—	(12,240)	(2,022)
Cash received from sale of available-for-sale investments (Note 11)	—	18,582	57,260	9,459
Cash paid for land use right (Note 9)	—	—	(41,678)	(6,885)
Cash paid for cloud infrastructure construction in progress (Note 9)	—	—	(12,236)	(2,021)
Proceeds from disposal of property and equipment	—	207	262	43

Net cash used in investing activities	(192,379)	(99,602)	(112,872)	(18,645)

Cash flows from financing activities:
Proceeds from bank borrowings (Note 12)	—	—	60,000	9,911
Proceeds from employee share options exercised	4,019	3,351	15,683	2,591
Restricted cash (Note 12)	—	—	(60,000)	(9,911)
Payment for repurchase of ordinary shares	(63,631)	(9,463)	—	—
Payment of dividend	—	(130)	—	—

Net cash (used in)/ provided by financing activities	(59,612)	(6,242)	15,683	2,591

Net (decrease)/ increase in cash and cash equivalents	(193,325)	(73,946)	24,248	4,006
Cash and cash equivalents at beginning of the year	592,706	392,535	317,137	52,387
Effect of foreign exchange rate changes on cash	(6,846)	(1,452)	(3,293)	(544)
Cash and cash equivalents at end of the year	392,535	317,137	338,092	55,849

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS  (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	8,129	8,945	5,748	949
Interest paid	539	36	1,685	278
Interest received	2,233	1,844	2,513	415

Supplemental disclosures of non-cash activities:
Acquisition of property and equipment included in accrued expenses and other payables	(14,304)	(8,267)	(26,629)	(4,399)

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ (deficit) equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2011	385,843,484	270	1,169,786	—	1,326	(493,504)	961	678,839

Net income	—	—	—	—	—	20,463	—	20,463
Other comprehensive income
- Foreign currency translation adjustment	—	—	—	—	—	—	773	773
- Fair value change of available-for-sale investments	—	—	—	—	—	—	90	90
Options to employees (Note 15 (a))	—	—	24,257	—	—	—	—	24,257
Founder’s option	—	—	1,084		—	—	—	1,084
Options to non-employees(Note 15 (c))	—	—	1,615	—	—	—	—	1,615
Exercise of employee stock options	5,232,224	4	4,015	—	—	—	—	4,019
Share issued to depository bank	20,000,000	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank	(5,232,224)	—	—	—	—	—	—	—
Repurchase of shares	(26,261,776)	—	—	(63,631)	—	—	—	(63,631)

Balance at December 31, 2011	379,581,708	274	1,200,757	(63,631)	1,326	(473,041)	1,824	667,509

Net loss	—	—	—	—	—	(16,991)	—	(16,991)
Other comprehensive incomes
- Foreign currency translation adjustment	—	—	—	—	—	—	29	29
- Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	1,594	1,594
- Amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(224)	(224)
Options to employees (Note 15 (a))	—	—	16,086	—	—	—	—	16,086
Exercise of employee stock options	2,406,272	1	3,355	—	—	—	—	3,356
Settlement of share options exercised with shares held by depository bank	(2,406,272)	—	—	—	—	—	—	—
Repurchase of shares	(5,117,232)	—	—	(9,470)	—	—	—	(9,470)
Balance at December 31, 2012	374,464,476	275	1,220,198	(73,101)	1,326	(490,032)	3,223	661,889

Net loss	—	—	—	—	—	(34,229)	—	(34,229)
Other comprehensive loss
- Foreign currency translation adjustment	—	—	—	—	—	—	(1,975)	(1,975)
- Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	1,821	1,821
- Amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(1,912)	(1,912)
Options and restricted shares award to employees (Note 15 (a)(b))	—	—	11,852	—	—	—	—	11,852
Exercise of employee stock options	11,277,280	7	15,680	—	—	—	—	15,687
Settlement of share options exercised with shares held by depository bank	(11,277,280)	—	—	—	—	—	—	—
Balance at December 31, 2013	374,464,476	282	1,247,730	(73,101)	1,326	(524,261)	1,157	653,133
Balance at December 31, 2013 (US$)	374,464,476	47	206,110	(12,075)	219	(86,601)	193	107,893

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

1.                          ORGANIZATION

ChinaCache International Holdings Ltd. (the ‘‘Company’’) was incorporated under the laws of the Cayman Islands on June 29, 2005. Upon incorporation, the Company was 99% owned by Consolidated Capital Holdings Ltd (‘‘CCH’’) which was under the control of Mr. Wang Song and his spouse Ms. Kou Xiaohong, (collectively known as the ‘‘Founders’’). Subsequently on April 12, 2007, CCH transferred 15% of its interest in the Company to Harvest Century International Limited (‘‘HCI’’), a company which is 100% owned by Ms. Kou Xiaohong.

The Company through its subsidiaries and variable interest entities noted below are principally engaged in the provision of Content and Application Delivery services in the People’s Republic of China (the “PRC”).

As of December 31, 2013, subsidiaries of the Company and variable interest entities (“VIEs”) where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%	Provision of Technical Consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%	Provision of Content and Application Delivery services

ChinaCache Ireland Limited (“ChinaCache IE”)	November 18, 2013	Ireland	100%	Provision of Content and Application Delivery services

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%	Provision of Content and Application Delivery services

JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%	Investment holding

ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	100%	Research & Development center

Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%	Investment holding

VIEs

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT”)*	June 7, 1998	The PRC	—	Provision of Content and Application Delivery services

Beijing Jingtian Technology Limited (“Beijing Jingtian”) *	September 1, 2005	The PRC	—	Provision of Content and Application Delivery services

*                     The equity interest of Beijing Blue IT and Beijing Jingtian are held by the Founders and two employees of the Company, respectively (collectively the “Nominee Shareholders”).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

1.                          ORGANIZATION (CONTINUED)

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

ChinaCache Beijing also provided a loan of RMB8,500,000 to the Nominee Shareholders of Beijing Jingtian for their investment in the registered share capital. In addition, the Company, through ChinaCache Beijing, agreed to provide unlimited financial support to Beijing Jingtian for their operations and agree to forego the right to seek repayment in the event this VIE are unable to repay such funding. The loan agreement between ChinaCache Beijing and the Nominee Shareholders of Beijing Jingtian is valid for ten years and expires on December 3, 2022. Such agreement can be extended upon mutual written consent of ChinaCache Beijing and the Nominee Shareholders of Beijing Jingtian.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

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

Subsequently, ChinaCache Beijing assigned the power of attorney agreement to ChinaCache Beijing’s shareholders or a party designated by ChinaCache Beijing’s shareholders, to whom it granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association.

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable powers of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, the Company, either directly or through ChinaCache Beijing, obtained effective control over the VIEs through the ability to exercise all the rights of the VIEs’ shareholders pursuant to the share pledge agreement and the exclusive option agreements. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses directly through the loan agreements. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through ChinaCache Beijing using the Service Agreements. Thus, the Company is the primary beneficiary of the VIEs and consolidates the VIEs under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

1.                          ORGANIZATION (CONTINUED)

Legal compliance

Assessing the legal validity and compliance of these above noted arrangements are a precursor to the Company’s ability to consolidate the results of operations and financial condition of its VIEs. In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

1.                          ORGANIZATION (CONTINUED)

The following tables represent the financial information of the consolidated VIEs as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 before eliminating the intercompany balances and transactions between the consolidated VIEs and other entities within the Group:

	As of December 31,
	2012	2013
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	69,503	77,400	12,786
Accounts receivable (net of allowance for doubtful accounts of RMB 24,369 and RMB 11,894 (US$1,965) as of December 31, 2012 and 2013, respectively)	219,324	297,947	49,217
Prepaid expenses and other current assets	23,393	25,871	4,274
Deferred tax assets	12,878	6,546	1,081
Amounts due from inter-companies(1)	—	6,300	1,041
Amounts due from a related party(2)	—	141	23

Total current assets	325,098	414,205	68,422

Non-current assets:
Property and equipment, net	123,877	185,107	30,577
Cloud infrastructure construction in progress	—	5,705	942
Intangible assets, net	—	4,702	777
Long term investments	6,103	7,603	1,256
Deferred tax assets	4,602	602	99
Long term deposits and other non-current assets	3,676	4,458	736

Total non-current assets	138,258	208,177	34,387

TOTAL ASSETS	463,356	622,382	102,809

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

1.                          ORGANIZATION (CONTINUED)

	As of December 31,
	2012	2013
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	103,261	200,483	33,117
Accrued employee benefits	26,441	33,448	5,525
Accrued expenses and other payables	48,776	71,095	11,745
Income tax payable	15,200	5,777	954
Liabilities for uncertain tax positions	4,050	6,296	1,040
Amounts due to inter-companies(1)	208,743	236,584	39,081
Amounts due to a related party (2)	1,044	844	139
Deferred government grant	—	24,360	4,024

Total current liabilities	407,515	578,887	95,625

Non-current liabilities:
Deferred government grant	3,360	—	—

Total non-current liabilities	3,360	—	—

Total liabilities	410,875	578,887	95,625

(1)         Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Group.

(2)         Information with respect to related parties is discussed in Note 19.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

1.                          ORGANIZATION (CONTINUED)

	For the Years Ended December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues
-Third party customers	600,203	745,835	910,757	150,446
-Inter-companies	2,353	12,588	146,640	24,223
-A related party customer	—	12,543	—	—
Net profit/ (loss)	43,723	20,406	(12,761)	(2,108)
Income from discontinued operations (including gain on disposal of Shanghai JNet (Note 4(b)))	31,977	—	—	—

Income from discontinued operations relates to the operations of Shanghai JNet that has been classified as discontinued operations upon the disposal of Shanghai JNet and the concurrent termination of the VIE Agreements (Note 4(b)).

	For the Years Ended December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by operating activities	94,710	51,059	97,554	16,114
Net cash used in investing activities	(73,873)	(49,933)	(89,657)	(14,810)
Net cash used in financing activities	—	—	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)               Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

(b)               Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation. Results of acquired subsidiaries or VIEs are consolidated from the date on which control is transferred to the Company.

(c)                Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, impairment of long-lived assets and intangible assets, allowance for doubtful debts, accounting for deferred income taxes, accounting for share-based compensation arrangements and accounting for the Company’s post-acquisition settlement consideration and subsequent changes in this estimated forecasted liability amount (Note 4(a)). The valuation of and accounting for the Company’s financial instruments also requires significant estimates and judgments provided by management.  Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)               Foreign currency

The functional currency of the Company and each of its subsidiaries is the Renminbi (“RMB”), except for ChinaCache US and ChinaCache HK, which are the United States dollar (“US$”) and Hong Kong dollar (“HK$”) respectively, as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB.  Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of comprehensive income (loss).

Assets and liabilities of ChinaCache US and ChinaCache HK are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive income/(loss).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)                Convenience translation

Amounts in United States dollars (‘‘US$’’) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.0537 on December 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)                  Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

(g)               Restricted cash

Restricted cash represents amounts held by a bank as security for the short term loan and, therefore, are not available for the Group’s use.

(h)               Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased.

(i)                  Property and equipment

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

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The Company did not recognize any capitalized interest during the years ended December 31, 2011, 2012 and 2013.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)                  Land use right

The land use right represent the amounts paid and relevant costs incurred for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use right agreement.

(k)               Intangible assets

Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Purchased software	5 years

(l)                  Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable.  When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.  Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.  There is no indication of impairment associated with its long-lived assets as of December 31, 2012 and 2013.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)            Investments

Available-for-sale investments

The Company has classified its investment in certain convertible redeemable preferred shares of certain unlisted companies in the PRC and a mutual fund as available-for-sale in accordance with ASC320-10 “Investments — Debt and Equity Securities”. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income except for an other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investment for the years ended December 31, 2011, 2012 and 2013 were nil, nil and RMB1,217,000 (US$201,000), respectively.

Dividend and interest income, including the amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

Investment — Equity method/ Cost

Where consolidation is not appropriate, the Company applies the equity method of accounting that is consistent with ASC 323 “Investments - Equity Method and Joint Ventures” to limited partnerships in which the Company holds either (a) a five percent or greater interest or (b) less than a five percent interest when the Company has more than virtually no influence over the operating or financial policies of the limited partnership. The Company considers certain qualitative factors in assessing whether it has more than virtually no influence for partnership interests of less than five percent. For investments other than those described in (a) and (b) above, the Company applies the cost method of accounting that is consistent with ASC 325 “Investments — Other”.

(n)               Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses and other current assets, short term loan, accounts payables, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)               Discontinued Operations

In accordance with ASC 205-20 “Discontinued Operations”, when a component of an entity has been disposed of and the Company will no longer have significant continuing involvement in the operations of the component, the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income (loss) for all periods presented.

(p)               Revenue recognition

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

Consistent with the criteria of ASC 605, “Revenue Recognition”, the Company recognizes revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

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

Business tax and related surcharges on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. The business tax and related surcharges expenses for the years ended December 31, 2011, 2012 and 2013 amounted to approximately RMB24,215,000, RMB26,377,000 and RMB23,906,000 (US$3,949,000), respectively.

Effective in September 2012, 6% of value-added tax, or VAT, replaced the original 5% business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue IT.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)               Cost of revenues

Cost of revenue consists primarily of depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, purchase of bandwidth and other overhead expenses directly attributable to the provision of Content and Application Delivery services.

Prior to September 2012, ChinaCache Beijing was subject to business tax and other surcharges on certain revenues earned for exclusive business support, technical and consulting services provided to the Company’s VIEs, pursuant to the VIE agreements (Note 1). Since September 2012, all service provided by ChinaCache Beijing is subject to VAT. Such business tax, VAT (to the extent that is non-deductible) and other surcharges are accrued and charged to cost of revenues as the related exclusive business support, technical and consulting services are rendered.

(r)                 Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales and marketing expenses, amounted to approximately RMB3,159,000, RMB2,196,000 and RMB81,000 (US$13,000), for the years ended December 31, 2011, 2012 and 2013, respectively.

(s)                 Research and development costs

Research and development costs consist primarily of payroll and related personnel costs for minor routine upgrades and related enhancements to the Company’s services and network. Costs incurred in the development of the Company’s services are expensed as incurred. To date, the amount of costs qualifying for capitalization has been insignificant.

(t)                  Government Grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Company will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized as deferred government grants and released to the consolidated statements of comprehensive income (loss) over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. Where the grant relates to an asset, it is recognized as deferred government grants and released to the consolidated statements of comprehensive income (loss) in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense.

Government grants received by the Company also consist of unrestricted grants which are received on an unsolicited and unconditional basis to support the growth of the Company and do not relate to the Company’s operating activities. Unrestricted grants are classified as non-operating income and recorded in other income on the consolidated statements of comprehensive income (loss) upon receipt. As of December 31, 2011, 2012 and 2013, the Company received unrestricted grant amounted to nil, RMB1,262,000 and RMB1,031,000 (US$170,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)               Leases

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

(v)                Income taxes

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

(w)             Share-based compensation

Share options and restricted shares award granted to employees are accounted for under ASC 718 Compensation — Stock Compensation. In accordance with ASC 718, the Company determines whether a share option or restricted shares award should be classified and accounted for as a liability award or an equity award.  All grants of share options and restricted shares award to employees classified as equity awards are recognized in the financial statements over their requisite service period based on their grant date fair values.  All grants of share options to employees classified as liability awards are remeasured at the end of each reporting period with any fair value adjustments recorded to the current period expense.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)             Share-based compensation (continued)

The Company has elected to recognize compensation expenses using the accelerated method for its share options and restricted share award granted. For restricted share awards granted with performance conditions, the Company commences recognition of the related compensation expense if it is probable the defined performance condition will be met. To the extent that the Company determines that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2011, 2012 and 2013, the Company estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

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

(x)               Earnings (loss) per share

In accordance with ASC 260, “Earnings per Share,”  basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share for continuing operations is calculated by dividing net profit from continuing operations attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Diluted earnings per share for discontinued operations is then calculated by dividing net profit from discontinued operations attributable to ordinary shareholders by the same number of potential ordinary shares determined in the earlier step. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)                      Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase (decrease) in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.  Comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss).  Accumulated other comprehensive income of the Company includes foreign currency translation adjustments related to ChinaCache US and ChinaCache HK, whose functional currency are US$ and HK$, respectively, and the change in fair value of available-for-sale investments (Note 11) and their corresponding deferred tax impact, if any.

(z)                       Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment through the provision of a single class of global services for accelerating and improving the delivery of content and applications over the Internet. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

(aa)              Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB12,939,000, RMB22,064,000 and RMB41,036,000 (US$6,778,000) for the years ended December 31, 2011, 2012 and 2013, respectively.

(bb)              Share Repurchase Program

Pursuant to a Board of Director’s resolution on June 13, 2011, the Company’s management is authorized to repurchase up to US$10 million of the Company’s ADSs (“2011 Share Repurchase Plan”) in the next 12 months. As of December 2011, the Company had completed its 2011 Share Repurchase Plan by repurchasing 1,641,311 ADSs amounting to RMB63,631,000 (US$10,000,000) under the approved plan.

Pursuant to a Board of Directors’ resolution on May 18, 2012, the Company’s management is authorized to repurchase up to US$10 million of the Company’s ADSs (“2012 Share Repurchase Plan”). As of December 31, 2012, the Company had repurchased 319,827 ADSs amounting to RMB9,470,000 (US$1,520,000) under the 2012 Share Repurchase Plan.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)                Recently adopted accounting pronouncements

In March of 2013, the FASB issued Accounting Standards Update No. 2013-05 (“ASU 2013-05”) “Foreign Currency Matters, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company will adopt ASU 2013-05 beginning January 1, 2014, and does not expect that the adoption to have a material impact on its consolidated financial statements.

In March of 2013, the FASB issued Accounting Standards Update No. 2013-11 (“ASU 2013-11”) “Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carry forward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company early adopted ASU 2013-11 and, the adoption of ASU 2013-11 does not have a material impact on the consolidated financial statements.

(dd)              Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

3.                          CONCENTRATION OF RISK

(a)                     Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, available-for-sale investments and amounts due from related parties. As of December 31, 2012 and 2013, RMB137,778,000 and RMB173,048,000 (US$28,585,000), respectively, were deposited with major financial institutions located in the PRC, and RMB56,609,000 and RM117,657,000 (US$19,436,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, and RMB15,319,000 and RMB47,387,000 (US$7,828,000), respectively held in the major financial institutions in United States of America, and RMB107,416,000  and nil, respectively held in the major financial institutions located in Europe. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.  Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law.  Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy.  In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006.  Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased.  In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

3.                          CONCENTRATION OF RISK (CONTINUED)

(b)                     Business, supplier, customer, and economic risk (Continued)

(ii)                      Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Company’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network.  There can be no assurance that the Company are adequately prepared for unexpected increases in bandwidth demands by its customers.  The communications capacity the Company has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers.  Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers.  For the years ended on December 31, 2011, 2012 and 2013, 97%, 94% and 94% of bandwidth resources in term of costs were leased from the two major PRC telecom carriers, China Telecom and China Unicom.

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

	Years as of December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000	US$’000

Customer A	98,684	82,663	112,292	18,549
Customer B	*	*	160,582	26,562

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Customer A	46,324	44,987	7,431
Customer C	*	32,571	5,380

*not greater than 10%

(iv)       Emerging or unproven business models of customers.  Many of the Company’s existing and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for the Company’s services, and the Company’s growth and prospects may be materially and adversely affected.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

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

(vi)                  Regulatory restrictions.  The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services.  Accordingly, the Company’s subsidiary, ChinaCache Beijing is currently ineligible to apply for the required licenses for providing content and application delivery services in China.  As a result, the Company operates its business in the PRC through its VIEs, which holds the licenses and permits required to provide content and application delivery services in the PRC.  The PRC Government may also choose at any time to block access to the Company’s customers’ content which could also materially impact the Company’s ability to generate revenue.

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

(d)                     Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  The appreciation of the RMB against US$ was approximately 4.6%, 1.0% and 2.8% in the years ended December 31, 2011, 2012 and 2013, respectively. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

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

The terms of the supplementary agreement were negotiated and finalized 24 months subsequent to the acquisition date, after consideration and in settlement of unforeseen events and circumstances unrelated, and arising subsequent to the JNet business acquired. Accordingly, the Company has concluded that the accounting for the supplementary agreement should be separate from that of the business combination. The earn-outs in the supplementary agreement have been accounted for as a liability at its estimated fair value at each reporting date and will continue to be subsequently re-measured at each reporting date through the consolidated statements of comprehensive income (loss) until final settlement. The sum of the estimated fair value of the earn-outs and other consideration, including the excess difference between the loans receivable from the sellers over the outstanding balance of the original purchase consideration payable and the additional charge of RMB6,027,000 (US$901,000) as a result of the issuance of 1,030,215 ordinary shares to the sellers at the initial public offering price of US$0.8688 pursuant to (iv) above, totaled RMB37,858,000 which was expensed during the year ended December 31, 2010. The Company also recorded expense of RMB7,158,000, during the year ended December 31, 2011 which represented the sum of the estimated changes in the fair value of the earn-outs.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

4.              CONSOLIDATION (DECONSOLIDATION) OF SHANGHAI JNET (CONTINUED)

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

As a result of the transaction, the Company recognized a gain on the deconsolidation of Shanghai JNet of RMB30,716,000 as summarized below.

RMB’ 000

Disposition of net assets of Shanghai JNet (Note 22)	(31,453)
Waiver of acquisition consideration and post-acquisition settlement consideration (see (iii) above)	62,169

Gain on deconsolidation of Shanghai JNet	30,716

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

5.                          ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Accounts receivable	255,744	318,131	52,552
Less: allowance for doubtful accounts	(25,545)	(11,894)	(1,965)

	230,199	306,237	50,587

As of December 31, 2012 and 2013, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Balance, beginning of year	2,809	25,545	4,220
Additions for the current year	22,768	23,804	3,932
Deductions for the current year
-Recovery	(32)	(103)	(17)
-Written off	—	(37,352)	(6,170)

Balance, end of year	25,545	11,894	1,965

6.                          PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	17,147	12,419	2,052
Prepaid marketing and consulting fee in connection with the Cloud infrastructure	—	7,500	1,239
Income tax receivable	—	4,590	758
Staff field advances	1,444	2,570	425
Other deposit and receivables	12,649	23,470	3,877

	31,240	50,549	8,351

(i)                   Prepaid expense for bandwidth and servers represents the unamortized portion of prepaid payments made to the Company’s telecom operators and certain technology companies, who provide the Company with access to bandwidth and network servers.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

7.                          PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	2,164
Computer equipment	424,808	514,059	84,918
Furniture and fixtures	7,538	9,185	1,517
Leasehold improvements	15,499	19,725	3,258
Motor vehicles	4,206	6,295	1,040

	465,151	562,364	92,897
Less: accumulated depreciation	(285,860)	(321,662)	(53,135)
Less: accumulated impairment	(52)	(52)	(9)

	179,239	240,650	39,753

For the years ended December 31, 2011, 2012 and 2013, depreciation expenses (excluding Shanghai JNet) were RMB67,345,000 RMB59,890,000 and RMB59,876,000 (US$9,891,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	63,318	51,911	45,581	7,529
Sales and marketing expenses	855	712	280	46
General and administrative expenses	1,073	1,171	5,706	943
Research and development expenses	2,099	6,096	8,309	1,373

	67,345	59,890	59,876	9,891

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

7.                         PROPERTY AND EQUIPMENT, NET (CONTINUED)

The Company accounted for the leases of certain computer equipment and optical fibers as capital leases as the respective lease contracts included a bargain purchase option. The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Optical fibers	13,100	13,100	2,164
Computer equipment	47,243	—	—

	60,343	13,100	2,164
Less: accumulated depreciation	(39,662)	(3,875)	(640)

	20,681	9,225	1,524

Depreciation of property and equipment held under capital leases was RMB8,988,000, RMB8,219,000 and RMB655,000 (US$108,000) for the years ended December 31, 2011, 2012 and 2013, respectively.

8.                          INTANGIBLE ASSETS

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Purchased software	—	3,368	556
Addition	3,368	3,139	519
Less: amortization	—	(944)	(156)

	3,368	5,563	919

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization
	RMB’000	US$’000
For the years ending December 31,
2014	1,301	215
2015	1,301	215
2016	1,301	215
2017	1,301	215
2018	359	59

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

9.              LAND USE RIGHT / CLOUD INFRASTRUCTURE CONSTRUCTION IN PROGRESS

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Land use right	—	51,678	8,537
Less: accumulated amortization	—	(948)	(157)

	—	50,730	8,380

The Company’s land use right is related to the payment to acquire a land use right of approximately 39,000 square meters of land in Beijing Shunyi District, on which the Company plans to develop a Cloud infrastructure.

According to the land use right contract, the Company has a 50-year use right over the land, which is used as the basis for amortization. Amortization expense for land use right for the years ended December 31, 2011, 2012 and 2013 was nil, nil and RMB948,000 (US$157,000), respectively.

As of December 31, 2012 and 2013, the Company has capitalized nil and RMB12,236,000 (US$2,021,000) of costs which were directly attributable to the development of the Cloud infrastructure in the “Cloud infrastructure construction in progress” in the consolidated balance sheets.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

10.                   LONG TERM INVESTMENTS

Long term investments consisted of the following:

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

PRC Fund	6,103	7,603	1,256
United States Fund	9,033	13,847	2,287

	15,136	21,450	3,543

In 2011, the Company entered into agreements with a PRC Fund and a United States Fund and made investments of RMB3,103,000 and RMB6,033,000, respectively, as a Limited Partner. In 2012, the Company made an additional RMB3,000,000 investment to each of the PRC Fund and the United States Fund. In 2013, the Company made an additional RMB1,500,000 (US$247,782) and RMB4,814,000 (US$795,000) to each of the PRC Fund and the United States Fund, respectively. Given that the Company holds less than five percent interest in each fund, the Company has accounted for such investments using the cost method. There were no indicators of impairment noted associated with the investments as of December 31, 2013.

11.                   AVAILABLE-FOR-SALE INVESTMENTS

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Short-term:
Investment in a mutual fund (a)	—	24,636	4,070
	—	24,636	4,070

Long-term
Investment in a mutual fund (a)	80,576	—	—
Investment in preferred shares of certain unlisted companies (b)	1,716	13,956	2,305

Less: accumulated impairment (b)	—	(1,716)	(283)
	82,292	12,240	2,022

Total available-for-sale investments	82,292	36,876	6,092

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

11.       AVAILABLE-FOR-SALE INVESTMENTS (CONTINUED)

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

In 2013, the Company disposed 5,583.30 unit (2012: 1,838.04 unit) with a consideration of RMB57,260,000 (US$9,459,000 ) (2012:RMB18,582,000) and reclassified the accumulated unrealized gains recorded in accumulated other comprehensive income of RMB1,413,000 (US$233,000) (2012:RMB224,000) to other (expense)/income in the consolidated statements of comprehensive income (loss) on the date of disposal. The fair value of the remaining investment was RMB24,636,000 (US$4,070,000) as of December 31, 2013 (December 31, 2012:RMB80,576,000), as derived from level one observable inputs, with the change of fair value of RMB93,000 (US$15,000) (2012:RMB1,370,000) recorded in other comprehensive income.

There was no impairment indicators noted associated with this investment as of December 31, 2012 and 2013.

(b)         On April 28, 2011, the Company entered into an agreement with an unlisted company in the PRC (“Investee A”) to purchase 970,591 Series A Preferred Shares for RMB1,259,000 (US$200,000). The Company has the right on or after five years from the issuance date to request redemption of all its Series A Preferred Shares holders, at a redemption price equal to 120% of its original issuance price.

The Company has accounted for the investment in the Series A Preferred Shares as an available-for-sale investment where such investment will be carried at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income in the consolidated statements of comprehensive income (loss) until realized. As of December 31, 2012, the fair value of the investment in the Investee A was RMB1,716,000 with the change of fair value of RMB457,000, recorded in other comprehensive income. In 2013, the Company believed that there was a decline in value that was other-than-temporary, and recorded RMB1,716,000 (US$283,000) in “impairment of available-for-sale investment” in the consolidated statements of comprehensive income (loss) including RMB499,000 (US$73,000) reclassified from accumulated other comprehensive income.

On August 14, 2013, the Company entered into an agreement with an unlisted company in Cayman Island (“Investee B”) to purchase 13,971,428 Series A Preferred Shares for RMB12,240,000 (US$2,000,000). The Company has the right on or after five years from the issuance date to request redemption of all its Series A Preferred Shares holders, at a redemption price equal to 120% of its original issuance price.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

11.                  AVAILABLE-FOR-SALE INVESTMENTS (CONTINUED)

The Company has accounted for the investment in the Series A Preferred Shares as an available-for-sale investment where such investment will be carried at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income in the consolidated statements of comprehensive income (loss) until realized. As of December 31, 2013, the fair value of the investment in the Investee B was RMB12,240,000 (US$2,022,000) with no change of fair value. There was no impairment indicators noted associated with this investment as of December 31, 2013.

12.                   SHORT-TERM LOAN

In June, 2013, the Company entered into a short-term loan arrangement with Hong Kong and Shanghai Banking Corporation Limited (Hong Kong) for the working capital of one of its subsidiaries. The commitment of the loan amounts to RMB60 million (US$10 million), with an interest rate of 5.6% per annum and a maturity term of six months. The loan was renewed in December 2013, at an interest rate of 6.72%. The total amount of RMB60 million (US$10 million) fixed deposit from the Company has been pledged to secure the loan in June 2013, which is recorded as restricted cash in the consolidated balance sheets.

13.                   ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Business tax and other tax payables	16,276	11,793	1,948
Payables for purchase of property and equipment	13,224	39,853	6,583
Advance from a potential buyer of part of the Cloud infrastructure	—	75,000	12,389
Advance from customers	11,669	12,079	1,995
Other accrued expenses	16,604	18,350	3,032

Total	57,773	157,075	25,947

As of December 31, 2013, the Company has received RMB75,000,000 (US$12,389,000) advanced payment from a potential buyer of part of the Cloud infrastructure. The advance is refundable if a final sales agreement is not reached. The final sales agreement will be entered into, pending certain governmental approval.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

14.                   DEFERRED GOVERNMENT GRANT

Deferred government grant consisted of the following:

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Beginning	—	3,360	555
Received	3,360	21,000	3,469
Recognized as income during the year	—	—	—

Ending	3,360	24,360	4,024

Recognize in one year	—	24,360	4,024

During the year ended December 31, 2012, the Company received RMB3,360,000 of government grant from the relevant PRC government authority. The government grant received is required to be used in a research and development project pursuant to the government grant agreement and the project term is from October 2012 to October 2014. The grant was recorded as deferred government grant as the Company had not fulfilled the conditions required by the government as of December 31, 2013.

During the year ended December 31, 2013, the Company received RMB21,000,000 (US$3,469,000) of government grant from the relevant PRC government authority. The government grant received is required to be used in a research and development project pursuant to the government grant agreement and the project term is from October 2013 to January 2014. The grant was recorded as deferred government grant as the Company had not fulfilled the conditions required by the government as of December 31, 2013.

15.                   SHARE-BASED COMPENSATION

In order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Company’s business, the Company adopted a stock option plan in 2007 (the “2007 Plan”). Under the 2007 Plan, the Company may grant options to its employees, directors and consultants to purchase an aggregate of no more than 14,000,000 ordinary shares of the Company, subject to different vesting requirements. The 2007 Plan was approved by the Board of Directors and shareholders of the Company on October 16, 2008. On May 28, 2009, the Company adopted a new stock option plan (the “2008 Plan”) which allows the Company to grant options to its employees, directors and consultants to purchase an aggregate of no more than 8,600,000 ordinary shares of the Company,  subject to different vesting requirements. On May 20, 2010, the Company adopted a new stock option plan (the “2010 Plan”) which allows the Company to grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,000,000 ordinary shares of the Company,  subject to different vesting requirements. On June 20, 2011, the Company adopted a new stock option plan (the “2011 Plan”) which allows the Company to grant options to its employees, directors and consultants to purchase an aggregate of no more than 22,000,000 ordinary shares of the Company,  subject to different vesting requirements. On July 2, 2012, the Company approved amendments to the 2011 plan which provide, in effect, that the maximum aggregate number of ordinary shares that may be issued pursuant to all awards (the “Award Pool”) under the 2011 plan shall be equal to five percent of the total issued and outstanding ordinary shares as of July 2, 2012; provided that, the ordinary shares reserved in the Award Pool shall be increased automatically if and whenever the unissued ordinary shares reserved in the Award Pool accounts for less than one percent of the total then issued and outstanding ordinary shares, as a result of which increase the unused ordinary shares reserved in the Award Pool immediately after each such increase shall equal to five percent of the then issued and outstanding ordinary shares.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

15.          SHARE-BASED COMPENSATION (CONTINUED)

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

The 2007 and 2008 Option Plans each contain the same terms and conditions. All options granted under the 2007 and 2008 Option Plans have a term of nine years from the option grant date and have two different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; or 2) vest 50% on the second anniversary of the stated vesting commencement date and 25% on the third and fourth anniversaries of the stated vesting commencement date. All options granted under the 2010 Option Plan have a term of seven to ten years from the option grant date and have three different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; 2) vest 25% on the first, second, third and fourth anniversaries of the stated vesting commencement date; or 3) vest 25% on the first anniversary of the stated vesting commencement date and 6.25% every quarter for each of the second, third and fourth anniversaries of the stated vesting commencement date. All options granted under the 2011 Option Plan have a term of eight to nine from the option grant date and have four different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; or 2) vest 25% on the first, second, third and fourth anniversaries of the stated vesting commencement date; or 3) vest 25% on the first anniversary of the stated vesting commencement date and 6.25% every quarter for each of the second, third and fourth anniversaries of the stated vesting commencement date; or 4) vest one-third on the first, second and third anniversaries of the stated vesting commencement date.

On February 26, 2011 and August 9, 2011, the Company’s Board of Directors authorized the accelerated vesting of 800,000 share options that were issued under the 2008 Plan to two employees upon their resignation from the Company.  Net incremental stock based compensation of RMB1,776,000 was recognized on the date of modification.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

15.          SHARE-BASED COMPENSATION (CONTINUED)

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

On March 26, 2013, the Company’s Board of Directors authorized the accelerated vesting of 2,758,336 share options that were issued under 2011 Plan to one employee upon her resignation from the Company. The originally measured compensation cost of RMB2,948,000 (US$487,000) was reversed and the fair value of the award on the modification date of RMB1,676,000 (US$277,000) was recognized on the modification date.

During the years ended December 31, 2011, 2012 and 2013, the Company granted 25,954,666, 2,130,000 and 9,471,008 options, respectively, to a combination of employees, consultants and directors of the Company at exercise prices ranging from US$0.24 to US$0.41. As of December 31, 2013, options to purchase 37,911,574 of ordinary shares were outstanding and options to purchase 3,717,467 ordinary shares were available for future grant under the Option Plans.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

15.                  SHARE-BASED COMPENSATION (CONTINUED)

(a)                       Options Granted to Employees

The following table summarized the Company’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2012	40,285,702	0.33	8.58	1,035

Granted	2,130,000	0.27
Exercised	(2,406,272)	0.22
Forfeited	(3,494,672)	0.30

Outstanding, December 31, 2012	36,514,758	0.22	7.70	840

Vested and expected to vest at December 31, 2012	36,514,758	0.22	7.70	840

Exercisable at December 31, 2012	15,410,254	0.19	7.16	840

Granted	9,471,008	0.24
Exercised	(11,277,280)	0.20
Forfeited	(2,304,912)	0.24

Outstanding, December 31, 2013	32,403,574	0.23	6.78	10,479

Vested and expected to vest at December 31, 2013	32,403,574	0.23	6.78	10,479

Exercisable at December 31, 2013	17,824,031	0.21	7.16	6,211

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2013 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2013 of US$8.91 per ADS (equivalent to US$0.56 per ordinary share). The total intrinsic value of stock options exercised during the years ended December 31, 2011, 2012 and 2013 was US$3.47 million, US$0.44 million and US$2.56 million, respectively.

RMB26,956,000, RMB16,088,000 and RMB11,852,000 (US$1,958,000) were recorded as share-based compensation expenses in captions consistent with the payroll cost classification of the grantees, during the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, there was RMB 12,818,000 (US$ 2,117,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the accelerated method over the remaining vesting periods of different tranches, ranging from 0.25 years to 4 years.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

15.                     SHARE-BASED COMPENSATION (CONTINUED)

(a)                      Options Granted to Employees (Continued)

The Company calculated the estimated fair value of the options granted in 2011, 2012 and 2013 using the binomial option pricing model with the following assumptions:

	June 20, 2011	May 21, 2012	July 8, 2013

Suboptimal exercise factor	2.2	2.2	2.8
Risk-free interest rates	2.21%	1.73%	2.66%
Expected volatility	71.2%	67.5%	61.26%
Expected dividend yield	0%	0%	0%
Weighted average fair value of share option	0.236	0.166	0.141

The total fair value of options vested during the years ended December 31, 2011, 2012 and 2013 was RMB36,918,136, RMB2,202,839, and RMB3,458,482 (US$571,301), respectively.

(b)         Restricted Shares Award Granted to Employees

The Company issued 8,448,992 shares of restricted shares to the employees and directors on July 8, 2013 under 2011 Plan.  60% of the restricted shares shall become vested on each of June 1, 2014, 2015 and 2016, respectively. The remaining 40% of the restricted shares will grade vest on June 1, 2014 and 2005, and shall be subject to the achievement of certain performance targets, with 50% based on fiscal year 2013 revenue and the other 50% based on 2013 EBIDTA.

The cost of the restricted shares awards is determined using the fair value (determined based on the fair market value of the Company’s ordinary shares on the grant date, or if the grant date is not a trading day then the immediately preceding trading date), net of expected forfeitures.

The following table summarized the Company’s restricted shares award issued under 2011 Plan:

	Number of ordinary shares	Weighted average grant date fair value
		(US$)

Outstanding, January 1, 2013	—

Granted	8,448,992	0.24
Vested	—
Forfeited	(1,689,798)	0.24

Outstanding, December 31, 2013	6,759,194	0.24

Vested and expected to vest at December 31, 2013	6,759,194	0.24

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

15.                     SHARE-BASED COMPENSATION (CONTINUED)

(c)                       Share options issued to non-employees

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

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2013 was calculated based on the closing price of the Company’s ordinary shares.  On December 31, 2013 of US$8.91 per ADS (equivalent to US$0.56 per ordinary shares). As of December 31, 2013, the Company has options issued to non-employees outstanding to purchase an aggregate of 3,028,000 shares with an exercise price below the closing price of the Company’s ordinary shares on December 31, 2013, resulting in an aggregate intrinsic value of RMB 7,487,000 (US$1,237,000).

A total compensation expense relating to all options and restricted shares award recognized for the years ended December 31, 2011, 2012 and 2013 is as follows:

	2011	2012	2013
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000
Cost of revenues	4,047	2,896	1,665	275
Sales and marketing expenses	9,669	6,917	3,853	636
General and administration expenses	8,968	3,219	3,833	633
Research and development expenses	4,272	3,056	2,501	413
	26,956	16,088	11,852	1,957

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

16.      ACCUMULATED OTHER COMPREHENSIVE INCOME

The movement of accumulated other comprehensive income is as follows:

	Foreign currency translation	Unrealized holding gain on available-for- sale Investments	Total
	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2012	1,770	1,453	3,223
Other comprehensive income before reclassification	(1,975)	1,821	(154)
Amounts reclassified from accumulated other comprehensive income	—	(1,912)	(1,912)
Balance as of December 31, 2013	(205)	1,362	1,157
Balance as of December 31, 2013, in US$	(34)	227	193

17.                   MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB12,939,000, RMB22,064,000 and RMB41,036,000 (US$6,778,000), for the years ended December 31, 2011, 2012 and 2013, respectively.

18.                   INCOME TAXES

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

18.                     INCOME TAXES (CONTINUED)

Enterprise income tax (Continued)

The PRC

The Company’s subsidiaries and the VIEs that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries and the VIEs are subject to a CIT statutory rate of 25%.

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15%. The HNTE status is valid for three years and qualifying entities can apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. Chinacache Beijing has been recognized as a HNTE in 2010 and through an administrative renewal process in 2013, Chinacache Beijing is eligible for a preferential tax rate of 15% effective from 2010 to 2015 if it continues to qualify on an annual basis.

Beijing Blue IT, had previously been entitled to a lower 15% income tax rate from 2008 through 2010, due to its qualification for the HNTE status in December 2008. In January 2011, Beijing Blue IT lost its status because of not making a timely renewal of such qualification. In 2013, Beijing Blue IT was recognized as a HNTE again and is eligible for a preferential tax rate of 15% effective from 2012 to 2014 and thereafter for an additional three years through an administrative renewal process if it continues to qualify on an annual basis.

In May 2013, Beijing Blue IT was certified as a Key Software Enterprise and was therefore entitled to a preferential tax rate of 10% for 2011 and 2012. The Company recorded an income tax refund in connection with the over-paid provisional tax for year 2011 and 2012 in the year ended December 31, 2013, during which the certificate was granted. Beijing Blue IT has applied for Key Software Enterprise status for 2013 and 2014 and received official approval as Key Software Enterprise in December 2013, and therefore is eligible for a preferential tax rate of 10% for 2013 and 2014.

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2013, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2013, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear.

Based on the assessment of facts and circumstances available at December 31, 2013, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Company will continue to monitor its tax status.

Loss from continuing operations before income tax expense consists of:

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

18.                               INCOME TAXES (CONTINUED)

	For the years ended December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	1,236	888	(6,777)	(1,120)
PRC	(1,605)	(11,586)	(26,157)	(4,320)

	(369)	(10,698)	(32,934)	(5,440)

The income tax expense comprises:

	For the years ended December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000	US$’000

Current	13,188	17,490	(11,809)	(1,951)
Deferred	(2,043)	(11,197)	13,104	2,165

	11,145	6,293	1,295	214

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to the PRC operations to income tax expense for the years ended December 31, 2011, 2012 and 2013, is as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000	US$’000

Loss from continuing operations before income tax expense	(369)	(10,698)	(32,934)	(5,440)

Income tax computed at PRC statutory tax rate of 25%	(93)	(2,674)	(8,233)	(1,360)
Preferential tax rates	(948)	83	(50)	(8)
International rate differences	7,327	4,376	4,459	737
Additional 50% tax deduction for qualified research and development expenses	(2,660)	(4,915)	(7,227)	(1,194)
Non-deductible expenses	11,304	10,454	22,164	3,661
Other permanent difference	—	(6,626)	—	—
Effect of changes in tax rates on deferred taxes	(1,586)	3,779	3,947	652
Changes in unrecognized tax benefits	(480)	—	—	—
Changes in the valuation allowance	(1,719)	276	(2,123)	(351)
Effect of changes in tax rates on prior year tax	—	—	(11,642)	(1,923)
Deferred tax adjustment	—	1,540	—	—

Income tax expense	11,145	6,293	1,295	214

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

18.                  INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The components of deferred tax assets and liabilities are as follows:

	For the years ended December 31,
	2012	2013
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Allowance for doubtful accounts	6,096	1,266	209
- Deferred Revenue	840	2,436	402
- Accruals	6,690	3,394	561
Less: valuation allowance	—	—	—

Net current deferred tax assets	13,626	7,096	1,172

Non-current:
- Tax losses	6,481	394	65
- Property and equipment	2,202	1,719	284
Less: valuation allowance	(2,517)	(394)	(65)

Net non-current deferred tax assets	6,166	1,719	284

Total Deferred tax assets	19,792	8,815	1,456

Deferred tax liabilities:
Non-current:
- Property and equipment	—	2,127	351

Net non-current deferred tax liabilities	—	2,127	351

Total Deferred tax liabilities	—	2,127	351

Valuation allowances have been provided for deferred tax assets where, based on all available evidence, it was determined by management that more likely than not to be realized in future years.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

18.                  INCOME TAXES (CONTINUED)

As of December 31, 2013, the Company has net operating tax losses carried forward from its PRC subsidiaries, as per filed tax returns, of RMB45,092,000 (US$7,449,000), which will expire between 2014 and 2018.

As of December 31, 2013, the Company intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Benefits

As of December 31, 2012 and 2013, the Company recorded an unrecognized tax benefit of RMB21,563,000 and RMB24,301,000 (US$4,014,000), respectively, of which RMB9,777,000 and RMB12,761,000 (US$2,108,000), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets.  The unrecognized tax benefit is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2012 and 2013, all of the unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. The Company recorded penalty of RMB2,797,000 and RMB-123,000 (US$-20,000) and interest expense of RMB1,304,000 and RMB1,657,000 (US$274,000) for the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, the Company’s tax years ended December 31, 2008 through 2013 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

A roll-forward of accrued unrecognized tax benefits is as follows:

	December 31,
	2012	2013
	RMB’000	RMB’000	US$’000

Balance–beginning	23,850	21,563	3,562
Increase based on tax positions related to the current year	3,169	16,694	2,757
Decrease based on tax positions related to the current year	(5,456)	(13,956)	(2,305)

Balance–ending	21,563	24,301	4,014

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

19.                     RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Company had transactions during the periods presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Director of the Company
Ms. Kou Xiaohong	The Co-Founder and Director of the Company
Blue I.T. Technologies Limited (“Blue IT”)	A company 100% owned by Ms. Kou Xiaohong
Harvest Century International Ltd. (“HCI”)	A company 100% owned by Ms. Kou Xiaohong
Xuntong Tianxia Limited (“Xuntong”)	A company under the significant influence of a senior management of the Company
Jiuzhou Changxiang Technologies (Beijing) Limited (“Jiuzhou Changxiang”)	A company under the significant influence of a senior management of the Company

The Company had the following related party balances as of December 31, 2012 and 2013:

	Xuntong	Jiuzhou Changxiang	Ms. Kou Xiaohong	Total

Balance as of January 1, 2012	—	—	(18)	(18)

Receivables from Xuntong for services provided	13,000	—	—	13,000
Cash received from Xuntong	(4,360)	—	—	(4,360)
Service fee charged by Jiuzhou Changxiang	—	(4,139)	—	(4,139)
Service fee paid to Jiuzhou Changxiang	—	3,095	—	3,095
Balance as of December 31, 2012	8,640	(1,044)	(18)	7,578
Cash received from Xuntong	(8,499)	—	—	(8,499)
Service fee charged by Jiuzhou Changxiang	—	(1,614)	—	(1,614)
Service fee paid to Jiuzhou Changxiang	—	1,814	—	1,814
Balance as of December 31, 2013	141	(844)	(18)	(721)
Balance as of December 31, 2013 (US$’000)	23	(139)	(3)	(119)

20.                   REPURCHASE OF ORDINARY SHARES

During the year ended December 31, 2011, the Company repurchased 1,641,311 ADSs amounting to RMB 63,631,000 under the 2011 Share Repurchase Plan. During the year ended December 31, 2012, the Company repurchased 319,827 ADSs amounting to RMB 9,470,000 (US$1,520,000) under the 2012 Share Repurchase Plan. The Company did not repurchase any ADSs in 2013.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

21.                   RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividend payments, loans or advances. As of December 31, 2012 and 2013, the Company had appointed RMB1,326,000 and RMB1,326,000 (US$219,000), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB287,607,000 (US$47,509,000) as of December 31, 2013.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

22.                   DISCONTINUED OPERATIONS

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

23.                     EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the periods presented is calculated as follows:

	For the Year Ended December 31,
	2011	2012	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net loss from continuing operations	(11,514)	(16,991)	(34,229)	(5,654)
Income from discontinued operations	31,977	—	—	—

Net income (loss) attributable to ordinary shareholders:	20,463	(16,991)	(34,229)	(5,654)

Denominator:
Number of shares outstanding, opening	385,843,484	364,813,932	362,102,972	362,102,972
Weighted average number of shares issued	3,063,940	136,676	813,568	813,568
Weighted average number of shares repurchased	(6,922,907)	(1,169,733)	—	—
Weighted-average number of shares outstanding – Basic	381,984,517	363,780,875	362,916,540	362,916,540
Weighted-average number of shares outstanding – Diluted	381,984,517	363,780,875	362,916,540	362,916,540

Earnings (loss) per share-Basic
- Net loss from continuing operations	(0.03)	(0.05)	(0.09)	(0.01)
- Income from discontinued operations:	0.08	—	—	—
	0.05	(0.05)	(0.09)	(0.01)
Earnings (loss) per share-Diluted
- Net loss from continuing operations	(0.03)	(0.05)	(0.09)	(0.01)
-Income from discontinued operations:	0.08	—	—	—
	0.05	(0.05)	(0.09)	(0.01)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2011, 2012 and 2013 as their effects would be anti-dilutive.

During 2011, the Company issued 20,000,000 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31, 2013, 1,084,224 ordinary shares have not been used in the settlement of stock option awards.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

24.                     FAIR VALUE MEASUREMENT

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

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

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

In accordance with ASC 820, the available-for-sale investment of the mutual fund is classified within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis. The available-for-sale investment in preferred shares of certain unlisted PRC companies is classified within Level 3 as the Company measures the fair value with reference to the fair value of the latest transaction which occurred close to year end. The post-acquisition settlement consideration contingency is classified within Level 3. This estimated liability was derived through application of the income approach which included the estimation of Shanghai JNet’s following three years of pre-tax income, based on actual historical operating results coupled with management’s best estimate of future performance and certain market assumptions. The Company applied a discount rate of approximately 17% as at December 31, 2010 which was determined through the assessment of the Company-specific and industry-specific risks.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

24.      FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents a reconciliation of the financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Investment in the Investee A
RMB’000

Fair value at January 1, 2012	—
Investment during 2012	1,259
Changes in fair value	457
Transfers in and/or out of Level 3	—
Fair value at December 31, 2012	1,716
Changes in fair value*	(1,716)
Transfers in and/or out of Level 3
Fair value at December 31, 2013	—
Fair value at December 31, 2013 (US$’000)	—

*                                        The Company has written off the investment in Investee A, given the decline in value is other-than-temporary.

Investment in the Investee B
RMB’000

Fair value at January 1, 2013	—
Investment during 2013	12,240
Changes in fair value	—
Transfers in and/or out of Level 3	—
Fair value at December 31, 2013	12,240
Fair value at December 31, 2013 (US$’000)	2,022

The Company’s valuation techniques used to measure the fair value were derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment in preferred shares of certain unlisted PRC companies will be recorded in other comprehensive income.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

25.       COMMITMENTS AND CONTINGENCIES

(a) Operating Leases

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Total rental expense under all operating leases was RMB5,626,000, RMB15,621,000 and RMB19,806,000 (US$3,272,000) for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, the Company had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	December 31, 2013
	RMB’000	US$’000

2014	19,342	3,195
2015	18,089	2,988
2016	16,497	2,725
2017	6,703	1,108
2018	—	—
	60,631	10,016

(b) Purchase Commitments

As of December 31, 2013, the Company had outstanding purchase commitments in relation to bandwidth of RMB181,245,000 (US$29,940,000).

26.                     SUBSEQUENT EVENTS

1)                           On February 19, 2014, the Company’s subsidiary, Metasequoia entered into a Convertible Loan Agreement with NetCloud International Holding Limited (“NetCloud”), an exempted company incorporated under the Laws of Cayman Islands, pursuant to which Metasequoia will provide an aggregate of USD500,000 loan to NetCloud, at an interest rate by reference to the US prime rate plus 2%. The term of the loan is twenty-four months, and the loan will be convertible into the Series A Preferred Shares or ordinary shares of NetCloud, at a pre-money valuation of no less than USD2,500,000.

2)                           On February 28, 2014, the Company signed a definitive securities purchase agreement with certain Institutional Investors (the “Institutional Investors”), pursuant to which the Institutional Investors will make an aggregate investment of US$55 million in the Company by subscribing for 53,855,569 newly issued ordinary shares of the Company, which are represented by 3,365,973 ADSs. The purchase price is US$16.34 per ADS, or US$1.02125 per ordinary share. The transaction was closed on March 5, 2014. The Company also agrees to give the Institutional Investors the preemptive rights to subscribe for the new shares that may be issued by the Company, in proportion to their shareholdings and certain registration rights.

Concurrently with the signing of the securities purchase agreement, the Company has signed definitive share repurchase agreements with certain existing shareholders, pursuant to which the Company agrees to repurchase a total number of 28,960,922 ordinary shares of the Company with the same price as the price Institutional Investors pay to subscribe the new shares. The Company will use the proceeds from the transaction for capital expenditures and to pay for the repurchased shares.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

27.                     CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2012	2013
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		164,024	117,626	19,431
Restricted cash	12	—	60,000	9,911
Prepaid expenses and other current assets		2,673	9,477	1,568
Available-for-sale investments	11	—	24,636	4,070

Total current assets		166,697	211,739	34,980

Non-current assets:
Property and equipment, net		11,466	8,359	1,381
Long term investments	10	9,033	13,847	2,287
Available-for-sale investments	11	82,292	—	—
Investments in subsidiaries		393,371	423,804	70,008

Total non-current assets		496,162	446,010	73,676

TOTAL ASSETS		662,859	657,749	108,656

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses and other payables		970	4,616	763

Total current liabilities		970	4,616	763

Total liabilities		970	4,616	763

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

27.       CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2012	2013
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY: (CONTINUED)
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 374,464,476 and 374,464,476 shares issued and outstanding as of December 31, 2012 and 2013, respectively)		275	282	47
Additional paid-in capital		1,220,198	1,247,730	206,110
Treasury stock		(73,101)	(73,101)	(12,075)
Statutory reserves		1,326	1,326	219
Accumulated deficit		(490,032)	(524,261)	(86,601)
Accumulated other comprehensive income	16	3,223	1,157	193

Total shareholders’ equity		661,889	653,133	107,893

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		662,859	657,749	108,656

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

27.      CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		For the years ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB	US$

General and administrative expenses		(13,555)	(9,210)	(14,072)	(2,325)
Impairment of an available-for-sale investment	11(b)	—	—	(1,217)	(201)
Post-acquisition settlement consideration	4(a)	(7,158)	—	—	—

Operating loss		(20,713)	(9,210)	(15,289)	(2,526)

Interest income		47	657	1,075	178
Other income		—	680	6	1
Foreign exchange loss		(6,967)	(2,437)	(6,608)	(1,092)
Equity in income of subsidiaries		16,119	(6,681)	(13,413)	(2,215)

Loss from continuing operations before income taxes		(11,514)	(16,991)	(34,229)	(5,654)

Net loss from continuing operations		(11,514)	(16,991)	(34,229)	(5,654)
Income from discontinued operations	22	31,977	—	—	—

Net income/ (loss)		20,463	(16,991)	(34,229)	(5,654)

Foreign currency translation		773	29	(1,975)	(326)
Unrealized gain from available-for-sale investments		90	1,594	1,821	301
Amounts reclassified from accumulated other comprehensive income	11	—	(224)	(1,912)	(316)
Total other comprehensive income, net of tax		863	1,399	(2,066)	(341)
Comprehensive income/ (loss)		21,326	(15,592)	(36,295)	(5,995)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

27.      CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Net cash used in operating activities	(63,412)	(108,007)	(40,370)	(6,669)

Cash flows from investing activities:
Purchases of property and equipment	(7,779)	(5,716)	—	—
Deconsolidation of a consolidated VIE	(2,204)	—	—	—
Cash paid pursuant to post-acquisition settlement consideration agreement	(4,286)	—	—	—
Cash paid for available-for-sale investments	(99,190)	—	—	—
Cash paid for available-for-sale investment on behalf of a subsidiary	—	—	(12,240)	(2,022)
Cash paid for long term investment (Note 10)	(6,033)	(3,000)	(4,815)	(795)
Cash received from sale of available-for-sale investments (Note 11)	—	18,582	57,260	9,459
Net cash used in investing activities	(119,492)	9,866	40,205	6,642
Cash flows from financing activities:
Proceeds from employee share options exercised	4,019	3,351	15,683	2,591
Cash guaranteed as restricted cash	—	—	(60,000)	(9,911)
Payment for repurchase of ordinary shares	(63,631)	(9,463)	—	—
Payment of dividend	—	(130)	—	—
Net cash used in financing activities	(59,612)	(6,242)	(44,317)	(7,320)
Net decrease in cash and cash equivalents	(242,516)	(104,383)	(44,482)	(7,347)
Cash and cash equivalents at beginning of the year	519,221	269,859	164,024	27,095
Effect of foreign exchange rate changes on cash	(6,846)	(1,452)	(1,916)	(317)
Cash and cash equivalents at end of the year	269,859	164,024	117,626	19,431

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011, 2012 AND 2013

27.      CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

(a)  Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries and VIEs. The Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their income as “Equity in income of subsidiaries” on the statements of comprehensive income (loss). The PRC subsidiary and VIEs have restrictions on their ability to pay dividends to the Company under PRC laws and regulations (Note 21). The subsidiaries and VIEs did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b)  Commitments

The Company does not have a significant commitments or long-term obligations as of any of the periods presented.