Form 20-F
period 2014-12-31
ChinaCache International Holdings Ltd.
filed 2015-04-10
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Jing An, Chief Financial Officer

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

* Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

430,738,131 ordinary shares, par value US$0.0001 per share, as of December 31, 2014.

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2012, 2013 and 2014 and our balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the year ended December 31, 2010 and 2011 and our balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Income (Loss) Data:
Net Revenues:
Third party customers	395,057	618,422	801,189	1,103,243	1,384,273	223,104
A related party customer	—	—	12,543	—	—	—
Total Net Revenues:	395,057	618,422	813,732	1,103,243	1,384,273	223,104
Cost of revenues(1)(4)	(275,455)	(432,736)	(559,460)	(756,617)	(966,558)	(155,781)
Gross profit	119,602	185,686	254,272	346,626	417,715	67,323
Operating expenses:(1)
Sales and marketing expenses(1)	(73,125)	(72,040)	(87,597)	(124,578)	(127,843)	(20,605)
General and administrative expenses(1)	(44,960)	(54,522)	(83,379)	(129,846)	(144,003)	(23,209)
Provision for doubtful accounts receivable	(77)	(2,786)	(22,736)	(23,722)	(46,977)	(7,571)
Research and development expenses(1)	(28,692)	(40,952)	(68,523)	(102,704)	(116,381)	(18,757)
Impairment of available-for-sale investment	—	—	—	(1,217)	—	—
Post-acquisition settlement consideration	(37,858)	(7,158)	—	—	—	—
Operating (loss) income	(65,110)	8,228	(7,963)	(35,441)	(17,489)	(2,819)
Interest income	487	2,233	1,844	2,513	5,529	891
Interest expense	(664)	(1,254)	(1,340)	(3,584)	(8,220)	(1,325)
Other income (expense)	3,007	(5,165)	(1,758)	6,886	6,298	1,015
Foreign exchange (loss) gain	(4,963)	(4,411)	(1,481)	(3,308)	3,944	636
Loss from continuing operations before income taxes	(67,243)	(369)	(10,698)	(32,934)	(9,938)	(1,602)
Income tax benefit (expense)	10,904	(11,145)	(6,293)	(1,295)	3,097	499
Net loss from continuing operations	(56,339)	(11,514)	(16,991)	(34,229)	(6,841)	(1,103)

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Income from discontinued operations (including gain on disposal of Shanghai JNet) (2)	592	31,977	—	—	—	—
Net (loss)/income	(55,747)	20,463	(16,991)	(34,229)	(6,841)	(1,103)
(Loss)/earnings per ordinary share:
Net loss from continuing operations	(0.58)	(0.03)	(0.05)	(0.09)	(0.02)	(0.00)
Income from discontinued operations	—	0.08	—	—	—	—
Basic	(0.58)	0.05	(0.05)	(0.09)	(0.02)	(0.00)
Net loss from continuing operations	(0.58)	(0.03)	(0.05)	(0.09)	(0.02)	(0.00)
Income from discontinued operations	—	0.08	—	—	—	—
Diluted	(0.58)	0.05	(0.05)	(0.09)	(0.02)	(0.00)
Loss per ADS (3)
Net loss from continuing operations	(9.28)	(0.48)	(0.75)	(1.51)	(0.27)	(0.04)
Income from discontinued operations	—	1.28	—	—	—	—
Basic	(9.28)	0.80	(0.75)	(1.51)	(0.27)	(0.04)
Net loss from continuing operations	(9.28)	(0.48)	(0.75)	(1.51)	(0.27)	(0.04)
Income from discontinued operations	—	1.28	—	—	—	—
Diluted	(9.28)	0.80	(0.75)	(1.51)	(0.27)	(0.04)
Shares used in basic loss per share computation	159,611,374	381,984,517	363,780,875	362,916,540	403,401,928	403,401,928
Shares used in diluted loss per share computation	159,611,374	381,984,517	363,780,875	362,916,540	403,401,928	403,401,928

(1)         Includes share-based compensation expenses as follows:

	For the year ended December, 31
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	11,353	4,047	2,896	1,665	951	153
Sales and marketing expenses	27,122	9,669	6,917	3,853	2,167	349
General and administrative expenses	21,703	8,968	3,219	3,833	10,612	1,711
Research and development expenses	11,984	4,272	3,056	2,501	3,307	533
Total share-based compensation expenses included in cost of revenues and operating expenses	72,162	26,956	16,088	11,852	17,037	2,746

(2)         On December 26, 2011, we terminated the contractual arrangements whereby we had exercised control over Shanghai JNet Telcom Co., Ltd., or Shanghai JNet. A gain on disposal of Shanghai JNet of RMB30.7 million was recognized as a result and is included as part of discontinued operations, where we have reclassified Shanghai JNet’s results of operations.

(3)         Each ADS represents 16 ordinary shares.

(4)         Includes amount to a related party of RMB4.1 million, RMB1.6 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	For the year ended December, 31
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	592,706	392,535	317,137	338,092	375,879	60,581
Accounts receivable, net	107,690	156,215	230,199	306,237	319,494	51,493
Total current assets	776,229	578,007	600,842	786,751	864,815	139,383
Property, plant and equipment, net	170,451	154,903	179,239	240,650	418,886	67,512
Cloud infrastructure construction in progress	—	—	—	12,236	283,475	45,688
Intangible assets, net	555	—	3,368	5,563	10,321	1,663
Goodwill	16,989	—	—	—	—	—
Total assets	969,464	847,008	900,890	1,167,168	1,731,208	279,020
Total current liabilities	279,789	179,499	235,641	511,908	864,105	139,268
Total liabilities	290,625	179,499	239,001	514,035	896,261	144,451
Total shareholders’ equity	678,839	667,509	661,889	653,133	834,947	134,569

Exchange Rate Information

A majority of our operations are conducted in China and our revenues are mainly denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 3, 2015, the certified exchange rate was RMB6.1930 to US$1.00.

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

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 3, 2015)	6.1930	6.1958	6.1976	6.1930

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

We have a history of net losses. For the three years ended December 31, 2012, 2013 and 2014, we had net losses of RMB17.0 million, RMB34.2 million and RMB6.8 million (US$1.1 million), respectively. As of December 31, 2014, we had an accumulated deficit of RMB550.6 million (US$88.7 million). We cannot anticipate when, if ever, we will become profitable. Although we have improved efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. Furthermore, we expect our costs and expenses to increase as we continue to expand our business and operations. If we are unable to generate revenues that significantly exceed our costs and expenses, we may continue to incur losses in the future.

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

We invest heavily in capital equipment and infrastructure to increase our network capacity. For example, we had capital expenditures of RMB88.7 million, RMB139.6 million and RMB259.3 million (US$41.8 million) in 2012, 2013 and 2014, respectively, which relate to our additions of land use right, intangible assets, and property and equipment. In 2015 and beyond, we expect to increase our costs and expenses, including investments in infrastructure and additional bandwidth, servers and other equipment. In particular, we launched and plan to continue the development of our Super-node Project, High Performance Cloud Cache, or HPCC, and Bandwidth Schedule Platform to optimize bandwidth usage and improve network efficiency.  We expect these projects, upon completion, to result in substantial reduction in our future operation expenses and capital expenditures on equipment but because the aforementioned technologies are relatively new, we cannot assure you that their implementation will benefit us with the cost and expense reduction as expected, or at all. Furthermore, our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we may not accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2012, 2013 and 2014, 16.8%, 11.0% and 9.8%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer.  In addition, we plan to attract additional customers for our cloud infrastructure and charge fees for facilities development and/or on-going management and operation.  If we cannot attract enough customers for our cloud infrastructure project, we may not be able to recoup our investments and our profitability in connection with this business line will suffer adverse impact, which will in turn affect our overall results of operation.

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

During any given fiscal period, a relatively small number of customers typically accounts for a significant percentage of our revenue. Our five largest customers contributed 22.6%, 32.6% and 31.5% of our total net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. Our large customers may decrease the amount of services they purchase from us or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

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

We compete in a market that is intensely competitive and rapidly changing. We have experienced and expect to continue to experience intense competition. In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology, and 21Vianet which acquired FastWeb in 2012. In early 2014, Alibaba also announced the launch of AliCloud CDN commercial services to offer third-party CDN services. Although multinational companies currently do not have a significant presence in the content and application delivery services market in China, in part due to regulatory restrictions in China’s telecommunications sector, we may face competition from multinational companies if regulatory restrictions in China are lifted in the future. Also, as a result of the growth of the content delivery services market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Some of our current or potential competitors may have greater financial, marketing and other resources than we do and may have stronger governmental support. Some of our competitors may offer lower prices on competing services in order to gain market share. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Furthermore, some of our current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that we offer. Increased competition could result in price reductions and revenue decline, loss of customers and loss of market share, which could harm our business, financial condition and results of operations.

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

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 30 patents, 34 patent applications and 23 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenues, increased expenses, increased investment in capital equipment or the acquisition of significant businesses or technologies. In addition, although we have completed building constructions for our cloud infrastructure, we may need to incur substantial investments in the future to equip the buildings with hardware according to potential customers’ specifications. We believe that our cash and cash equivalents, and anticipated cash from operating activities will be sufficient to fund our operations and proposed capital expenditures for at least the next 12 months. If for unforeseen circumstances we do need to obtain additional funding, it may not be available on commercially reasonable terms, if at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we are able to find outside funding sources, we may be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We may also be required to take other actions that could lessen the value of our ADSs, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our capabilities or cease operations in certain jurisdictions or completely. Similarly, if we are unable to generate or raise capital that is sufficient to fund proposed investments in our cloud infrastructure hardware, we may not be able to provide our customers with cloud data centers that meet their requirements. We may, as a result, not be able to fully implement our cloud infrastructure strategy.

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

In May 2013, Beijing Blue I.T. was recognized as a key software enterprise covered by the national planning layout scheme, or Key Software Enterprise, jointly by the National Development and Reform Commission, the Ministry of Industry and Information Technology, or the MIIT, Ministry of Commerce and State Administration of Taxation, which entitled it to enjoy a preferential income tax rate of 10% for 2011 and 2012. Beijing Blue I.T. has applied for “Key Software Enterprise” status for 2013 and 2014 and received official approval as “Key Software Enterprise” in December 2013, and therefore is eligible for a preferential tax rate of 10% for 2013 and 2014. There is no assurance that Beijing Blue I.T. will continue to maintain the “Key Software Enterprise” status. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC.”

If our preferential tax treatment of ChinaCache Beijing and Beijing Blue I.T. become unavailable, our income tax expenses would increase, which may have a material adverse effect on our net income and results of operations.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of December 31, 2014, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

We have granted, and may continue to grant, stock options and restricted shares under our stock incentive plans, resulting in increased share based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011.  There were options to purchase 24,422,758 of our ordinary shares and 14,925,016 shares as restricted shares in accordance with these plans granted and outstanding as of December 31, 2014. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.” For the years ended December 31, 2012, 2013 and 2014, we recorded RMB16.1 million, RMB11.9 million and RMB17.0 million (US$2.7 million), respectively, in share-based compensation expenses for employees and non-employees. If we grant more stock options to attract and retain key personnel, the expenses associated with share based compensation may adversely affect our results of operations. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemic. Any such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. In May 2008, a severe earthquake hit part of Sichuan province in southwestern China, and in April 2010, another severe earthquake hit part of Qinghai province in western China, and in August 2014, another strong earthquake hit part of Yunnan province in south, each of which resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, any outbreak of avian flu, severe acute respiratory syndrome (SARS), influenza A (H1N1), H7N9, Ebola, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

We could face material and adverse tax consequences if the PRC tax authorities determine that ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T. and Beijing Jingtian were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the respective tax liabilities of Beijing Blue I.T. and Beijing Jingtian without reducing ChinaCache Beijing’s tax liability, which could further result in late payment fees and other penalties to Beijing Blue I.T. and Beijing Jingtian for underpaid taxes; or (ii) limiting the ability of ChinaCache Beijing, Beijing Blue I.T. or Beijing Jingtian to obtain or maintain preferential tax treatments and other financial incentives.  Due to our corporate structure and ChinaCache Beijing’s contractual arrangements with Beijing Blue I.T. and Beijing Jingtian, effective in September 2012, we are subject to a 6% value-added tax, or VAT, on revenues derived from ChinaCache Beijing and Beijing Jingtian and certain type of revenues from Beijing Blue I.T. Effective from June 2014, all services provided by Beijing Blue I.T. fall within the scope of the pilot program on telecom industry and revenues generated by these services are subject to VAT instead of business tax.

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

In April 2007, the General Administration of Press and Publication of China, now the State Administration of Press, Publication, Radio, Film and Television of China, or SAPPRFT, and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators in an effort to curb addictive game play behaviors of minors under the age of eighteen. In addition, it is also possible that the PRC government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. The implementation of these regulations may discourage or otherwise prevent or restrict minors from playing online games, which could limit the growth of online game operators, one of our key customer groups, thus adversely affecting our business and results of operations.

The SAPPRFT and the MIIT issued the Administrative Measures Regarding internet Audio-Video Program Services, or the internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the internet Audio-Video Program Measures stipulate that only entities wholly owned or controlled by state-owned enterprises may apply for “the internet Audio-Video Program Operating License” to engage in the production, editing, integration or consolidation, and transfer to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. In addition, the internet Audio-Video Program Measures require that, when providing signal transmission for internet Audio-Video programs, network operators are obligated to examine the licenses or permits of the internet Audio-Video Programs service providers and must provide internet access services within the scope of such licenses or registration documents. The internet Audio-Video Program Measures further provide that no entity may provide signal transmission, internet data center services, fee collection or other financial or technical services to internet Audio-Video Programs service providers that do not have applicable licenses or permits. Although we do not provide audio-video programs on our own, our content and application delivery total solutions include provision of technical assistance to customers, social networking operators in particular, in the uploading and transmission of user-generated content, including audio-video programs. There are significant uncertainties relating to the interpretation and implementation of the internet Audio-Video Program Measures. Accordingly, if we are required to verify our customers’ internet Audio-Video Program Operating Licenses, such requirements may impose additional obligations on us, which may increase our expenses and adversely affect our business and results of operations. Any of these factors could cause significant disruption to our operations and may materially and adversely affect our business, financial condition and results of operations.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating outside the terms of our existing license, our business would be materially and adversely affected.

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council in September 2000, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii)  “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT in January 2015, Beijing Blue I.T. is permitted to carry out its domestic internet virtual private networks business, content and application delivery business and its internet data center business under the first category of “value-added telecommunications business.” and internet access business under the second category of “value-added telecommunications business”. Based on this VAT license and our consultation with certain officials of the MIIT, we believe that, in practice, our content and application delivery business falls under the category of “value-added telecommunications business,” and we are permitted to operate our content and application delivery services under Beijing Blue I.T.’s VAT license.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs. The draft Foreign Investment Law further provides that if a foreign entity is controlled by PRC investors, when it invests in the restricted industry as indicated in the “negative list and upon market entry clearance by the Ministry of Commerce, its investments would be treated as investment made by PRC domestic investors.  In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  Once an entity is determined to be an foreign invested enterprise, or FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately approved by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce or its local branches, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company — Organizational Structure.”  Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Beijing Blue I.T. and Beijing Jingtian might be found as controlled by foreign investors if the draft Foreign Investment Law is enacted as proposed. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point.  In addition, it is uncertain whether the business that Beijing Blue I.T. and Beijing Jingtian operates will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

Pursuant to the Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued SAT Circular 82 in April 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. In July 2011, the State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82.  The additional rules specify that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although SAT Circular 82 and the additional guidance apply only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

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

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued a SAT Circular 59 in April 2009, and the SAT issued a SAT Circular 698 in December 2009. Both SAT Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

According to SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. In addition, the PRC “resident enterprise” is supposed to provide necessary assistance to support the enforcement of SAT Circular 698.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules.  The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review.  The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.  There is no explicit provision in the MOFCOM Security Review Rules stating that our content and application delivery business fall into the scope subject to the security review.  However, there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with Beijing Blue I.T. and Beijing Jingtian.  If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC affiliates’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

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

In August 2008, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular No. 142, which regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign invested enterprise. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. SAFE also promulgated SAFE Circular No. 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars could result in substantial monetary or other penalties.

In April 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No.19, which will, upon its effective date as of June 1, 2015, supersede the SAFE Circular No.142. Circular No. 19 provides that, among other things, a foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis.  However, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business; (ii) investing in securities; (iii) extending entrusted loans or paying off loans extended or assumed  by other companies; or (iv) purchasing real estate properties not for self-use except where the foreign invested company is a company approved to engage in real estate development business.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In December 2012, the SEC brought administrative proceedings against the Big 4 accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. On February 12, 2014, the Big 4 accounting firms in China appealed to the SEC against this decision. In February 2015, each of the Big 4 accounting firms in China agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

We are aware that our PRC resident beneficial owners subject to these SAFE registration requirements have registered with the Beijing SAFE branch and will amend the registration to reflect the recent changes to our corporate structure.  However, we cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 37; nor can we ensure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to ChinaCache Beijing, and consolidated variable interest entities, limit ChinaCache Beijing’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

In March 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing, upon which we plan to partner with our clients to construct cloud infrastructure. We have entered into agreements with two clients, pursuant to which they agreed to purchase part of the cloud infrastructure from us. The final sales agreement will be entered into, pending certain governmental approval. The land we acquired for the development of our cloud infrastructure is categorized as land for industrial use and hence the transfer of ownership of the buildings constructed on such land, along with relevant land use rights, is subject to the prior approval by multiple administrative authorities. If we fail to obtain such approvals, our ability to transfer ownership of the buildings in our cloud infrastructure to potential investors or clients will be restricted and our financial condition may thereby be adversely affected. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Transfer of Real Estate Properties”.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on October 1, 2010, the market prices of our ADSs have ranged from US$3.50 to US$35.00 per ADS, and the last reported trading price on April 9, 2015 was US$12.47 per ADS.

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

Depending upon the value of our assets, the market value of our ADSs and ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”), for United States federal income tax purposes. Based on our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2014 and we do not expect to be a PFIC for the current taxable year or any future taxable year. However, we can give no assurances in this regard as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information, see “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

In November 2013, we established ChinaCache Ireland Limited, or ChinaCache Ireland, a wholly owned subsidiary of ChinaCache Networks (Hong Kong) Limited.

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

In August 2014, we established (i) Beijing Shouming Technology Co., Limited, or Beijing Shouming, a 100% subsidiary of Xin Run, (ii)  Beijing Zhaodu Technology Co., Limited, or Beijing Zhaodu, a 100% subsidiary of Xin Run and (iii) Beijing Shuoge Technology Co., Limited, or Beijing Shuoge, a 100% subsidiary of Xin Run.

In January 2015, ChinaCache Ireland established a branch office in London.

Our principal executive offices are located at Section A, Building 3, Dian Tong Creative Square, No. 7  Jiuixianqiao North Road, Chaoyang District, Beijing, PRC.  Our telephone number at this address is +86 10 6408 4466.  Beijing Blue I.T. currently has 13 branch offices in 13 cities in China, namely, Beijing, Tianjing, Shenyang, Harbin, Shanghai, Nanjing, Guangzhou, Shenzhen, Wuhan, Chongqing, Chengdu, Xi’an and Taiyuan. ChinaCache Beijing currently has one branch office in Tianjin, and Xin Run currently has one branch office in Tianjin. We have four subsidiaries outside of mainland China, namely ChinaCache North America, Inc., established in California, the United States in August 2007, and ChinaCache Networks (Hong Kong) Limited, established in Hong Kong in April 2008, Metasequoia Investment Limited, established in the British Virgin Islands in March 2012, and ChinaCache Ireland Limited, established in Ireland in November 2013.  Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

ChinaCache Cloud Services

Our ChinaCache Cloud Services are designed to meet customer needs for cloud computing and network storage. The services provide high performance computing environment and elastic network storage, supported by our established content and application delivery network. Customers using our ChinaCache Cloud Services include, but not limited to, companies that operate internet social networks, online games, e-commerce or internet media. In July 2014, we received a credible cloud service certificate from Data Center Alliance, a non-profit organization founded by over 60 leading technology enterprises in the cloud computing, data center, content delivery, and big data services industry and supervised by the Academy of Telecommunication Research of the Chinese Ministry of Industry and Information Technology, or the MIIT. Our cloud service and elastic block storage service satisfied all the 13 stringent accreditation criteria required by the MIIT such as durability, mobility, privacy protection, resource allocation and failure recovery.

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

In June 2014, we entered into a strategic framework agreement with Inmobly, a U.S.-based mobile Internet solution provider, to jointly develop a mobile service platform specifically addressing the business environment in China and the key demand of the end-users. We will focus on video application under this strategic framework and believe this product has significantly improved mobile end-user experience.

In early 2015, we introduced mobile internet intelligence aware solution — MPlus. MPlus extends more advantages to mobile e-commerce, mobile games, mobile social and other mobile Internet companies that generate heavy data traffic, allowing them to achieve transmission speeds that are substantially higher than average. MPlus is a network-aware, terminal-aware and application-aware intelligence solution. MPlus realizes intelligent acceleration through the implementation of file merge, deferred loading and HTML intelligent analysis.

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

•                  Cloud Extension Solution.  Cloud Extension is developed for cloud service providers to improve their service quality and end user experience. Our Cloud Extension Solution can provide security for cloud applications, and we are able to protect our customers’ data centers through our approximately 25,000 edge servers.

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

Cloud Infrastructure Development

In early 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing and intended to develop cloud infrastructure in collaboration with our clients. As of the date of this annual report, we have entered into agreements with two clients relating to ChinaCache Atecsys International Data Center, or Atecsys, a cloud data center to be developed in the aforesaid area. The first phase of construction is expected to be completed by December 2015 for the first batch of purchasers, including people.cn and Beijing Federation of Supply and Marketing Cooperatives, or BFSMC. Pursuant to the agreements, they agree to purchase part of the cloud infrastructure from us. Under our arrangement with BFSMC, Beijing Blue I.T. will lease back the property to be sold to BFSMC upon the completion of the transfer.  The final sales agreement will be entered into after the requisite governmental approvals are obtained. Cloud data centers are generally dominated by a limited number of domestic organizations on a leasing basis in China.

In early 2015, we officially launched our next generation cloud-based CDN platform, HPCC. HPCC offers our customers enhanced stability and utilization through a unified distribution platform that dispatches available bandwidth across all customer verticals. The HPCC platform is expected to result in better traffic load balance, higher bandwidth reuse rates, lower maintenance costs, and greater efficiency through automated dispatching that maximizes bandwidth utilization, accelerates bandwidth allocation, and minimizes the potential for human error as compared with traditional CDN architectures.

Given the emerging cloud computing trend, more large enterprises in China will want to have their own cloud data center. With the development of our cloud infrastructure and cloud platform, we are well positioned to be the innovative cloud CDN leader in China.

Our Customer-tailored Integrated Solutions

We divide our customer base into six industry groups. Based on the needs and preferences of customers of each industry, we have developed a wide range of integrated solutions that are tailored to the characteristics of each industry.

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

Customers and Customer Support

Our customer base has increased from 1,265 active customers as of December 31, 2013 to 2,031 active customers as of December 31, 2014 and includes some of China’s and the world’s leading companies in the areas of media, mobile internet, online game, e-commerce, internet and software, enterprises, financial institutions and government agencies.

In 2012, 2013 and 2014, our five largest customers contributed 22.6%, 32.6% and 31.5% of our total net revenues, respectively. We anticipate that our customer base will continue to grow and our customer concentration to decline as we acquire additional customers.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2012, 2013 and 2014, 83.2%, 87.4% and 90.2%, respectively, of our existing customers chose to renew their contract or enter into new contract with us.

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

Widely Deployed Servers and Dedicated Backbone

As of December 31, 2014, we deployed approximately 25,000 servers in China and over 1,500 servers overseas. In addition, we lease, through long-term contracts, dedicated optical fibers to serve as our private transmission backbone. Our private transmission backbone to connect directly to a significant portion of our nodes, designated as super nodes, each of which is interconnected with networks owned by different telecommunications carriers or ISPs. The private transmission backbone enhances the quality and scalability of our internet services and applications delivery.

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2012, 2013 and 2014, 94%, 93% and 97%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

We have also deployed service nodes in 118 cities worldwide, with over 1,500 servers covering parts of Asia, North America, Western Europe, the Middle East and North Africa to allow our customers in China to distribute internet services and applications to end-users in those regions and vice versa. We have also obtained access to networks operated by international ISPs through contractual arrangements to further extend our services to other countries.

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

In June 2014, we entered into a strategic framework agreement with Inmobly, a U.S.-based mobile Internet solution provider to jointly develop a mobile service platform specifically addressing the business environment in China and the key demand of the end-users. We will focus on video application under this strategic framework and believe this product has significantly improved mobile end-user experience.

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

Our internal research and development team consisted of 387 engineers as of December 31, 2014, representing approximately 32% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services.    We send selected engineers in China to our research and development center in Silicon Valley on a regular basis for training purposes. Our North America research and development center in Silicon Valley focuses on developing our next-generation content-aware network services and provide additional resources for our North American customers.  It allows us to maintain close communications with international clients and also strengthens our ability to provide services overseas while also supporting the international business development goals of Chinese companies.  This research and development center’s research works mainly focus on technological developments in mobile internet, cloud computing and network safety and reliance.

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

Intellectual Property

As of the date of this annual report, we have 30 patents issued by, and 32 PRC patent applications and two PCT patent application pending with, the State Intellectual Property Offices of China, all relating to different aspects of content and application delivery service technologies. In addition, we have 23 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have four trademark registrations issued by, and 15 trademark applications pending with, the Trademark Bureau of the State Administration for Industry and Commerce covering our company name, logo and service.

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

Sales and Marketing

We have both domestic and international sales and marketing teams.  Our domestic sales and marketing team is primarily based in four regions in China, namely, Beijing, Shanghai and Guangzhou and Shenzhen. We also have overseas sales offices in Hong Kong, United States and Europe for international business.  We sell our services and solutions through our direct sales force and, to a lesser extent, sale agencies. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. We actively market our portfolio of services and solutions through our sales personnel. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaborations among our sales teams, product development teams and research and development teams to develop additional services and solutions that meet the needs of our customers.

We have six sales units, with each of these sales units providing our services to a particular type of customers.  These six sales units are (1) internet sales unit, (2) enterprise sales unit, (3) media sales unit, (4)new business sales unit, (5) operator sales unit, (6) North America sales unit, (7) Europe sales unit and (8) Asia sales unit.

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

Competition

In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology, and 21Vianet which acquired FastWeb in 2012. In early 2014, Alibaba also announced the launch of AliCloud CDN commercial services to offer third-party CDN services. In March 2015, Tencent announced its launch of TencentCloud CDN. We believe that the principal competitive factors affecting the content and application delivery services market include:

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

In the Telecommunications Services Classification Catalogue, the internet data service business is listed under the first category of the value-added telecommunications business. However, the Telecommunications Services Classification Catalogue does not specify which category the content and application delivery business shall fall into. Further, as of the date of this annual report, there is no law or regulation in China specifically governing the content and application delivery business. Pursuant to the Value-Added Telecommunications Business Operating License, or the VAT license, issued to Beijing Blue I.T. by the MIIT in January 2015. Beijing Blue I.T. is permitted to carry out domestic internet virtual private networks business, content and application delivery business and internet data center business under the first category of “value-added telecommunications business” and internet access business under the second category of “value-added telecommunications business.” Based on this VAT license and our consultation with certain officials of the MIIT, we believe that in practice, our content and application delivery business falls under the category of value-added telecommunications business. Specifically, our content and application delivery business shall be covered by Beijing Blue I.T.’s VAT license.

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

Currently, Beijing Blue I.T. holds a Cross-Regional VAT license, issued by the MIIT with an effective term until October 17, 2017 under the first and second categories of the “value-added telecommunications services.” As specified in this Cross-Regional VAT license, Beijing Blue I.T. is permitted to carry out (i) the content and application delivery services and internet data center services across 79 cities in China; (ii) the domestic internet virtual private networks business across 8 cities in China; and (iii) internet access business across two cities in China.  Beijing Blue I.T. also holds an ICP License with an effective term until December 10, 2017.  Beijing Jingtian holds an ICP License with an effective term until July 9, 2019.

Regulation on Taxation

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

Effective in September 2012, 6% of VAT, replaced the original 5% business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue I.T. Effective from June 2014, all services provided by Beijing Blue I.T. fall within the scope of the pilot program on telecom industry, and revenues generated by these services are subject to VAT instead of business tax.

In January, 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force.  Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698.  Public Notice extend its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings on. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Regulations on Internet Information Services

Beijing Blue I.T. operates a website, www.chinacache.com, to provide information related to its business. Internet information services in China are primarily regulated by the MIIT. Pursuant to the applicable regulations, to engage in commercial internet information services, the service providers shall obtain a VAT license for internet information services, or an “ICP License.” Beijing Blue I.T. holds an ICP License, issued by the Beijing Telecommunications Administration Department, with an effective term until October 17, 2017.  Beijing Blue I.T.’s ICP License permits it to carry out commercial internet information services. Beijing Jingtian also has an ICP License issued by Beijing Telecommunications Administration Department, effective until July 9, 2019.

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

The Ministry of Commerce, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs. The draft Foreign Investment Law further provides that if a foreign entity is controlled by PRC investors, when it invests in the restricted industry as indicated in the “negative list and upon market entry clearance by the Ministry of Commerce, its investments would be treated as investment made by PRC domestic investors.  In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  Once an entity is determined to be an foreign invested enterprise, or FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately approved by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce or its local branches, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Contractual Arrangements with Our Consolidated Variable Interest Entities.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point.  In addition, it is uncertain whether the business that Beijing Blue I.T. and Beijing Jingtian operates will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.  In addition, SAFE issued Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE 13, which becomes effective in June 1, 2015.  SAFE Circular 13 provides that the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment will be directly reviewed and handled by banks, cancelling the administrative examination and approval procedure.  However, as Circular 13 is relatively new, there is no clear guidance about its practice.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained SAFE registration before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these SAFE registration requirements have registered with the Beijing SAFE branch and will amend the registration to reflect the recent changes to our corporate structure.  However, we cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 37; nor can we ensure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.”

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

In April 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No.19, which will, upon its effective date as of June 1, 2015, supersede the SAFE Circular No.142. Circular No. 19 provides that, among other things, a foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis.  However, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i)  paying expenditures out of the ordinary course of business; (ii) investing in securities; (iii) extending entrusted loans or paying off loans extended or assumed  by other companies; or (iv) purchasing real estate properties not for self-use except where the foreign invested company is a company approved to engage in real estate development business.

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

On October 8, 2010, the Beijing Municipal Bureau of Land and Resources issued the Notice on Further Strengthening the Administration of Research and Development Projects and Industrial Projects.  Pursuant to the notice, application for transfer of an industrial project must be submitted to Beijing Municipal Commission of Housing and Urban-Rural Development, which will, after preliminary review together with other relevant administrative departments, submit the application to the People’s Government of Beijing Municipality for final approval.

C.                                    Organizational Structure

The following diagram sets out details of our subsidiaries and consolidated variable interest entities as of the date of this annual report:

(1) Including a branch office in London

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

D.                                    Property, Plants and Equipment

Our headquarters is located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuixianqiao North Road, Chaoyang District, Beijing 100015, PRC, where we lease approximately 10,972 square meters of office space.  As of December 31, 2014, our other offices in mainland China occupied an aggregate of 1,343 square meters of leased space, and we also leased an aggregate of 8,854 square feet in the U.S. and Hong Kong.

We have paid RMB51.7 million (US$8.3 million) to acquire land use right in relation to approximately 39,000 square meters of land in Tianzhu Comprehensive Bonded Zone in Beijing. See “Item 5.A. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.” In December 2014, we entered into agreements with BFSMC, pursuant to which we agreed to sell to BFSMC one of the data center buildings with construction areas of 12,000 square meters, which will be constructed on the aforementioned land in the Tianzhu Comprehensive Bonded Zone.  It is expected that the sale of such building will be completed by December 2015. We also agreed to lease back the building from a subsidiary of BFSMC holding the building upon the completion of the transfer.  In April 2014, we entered into a framework agreement with people.cn, pursuant to which we agreed to sell to people.cn one of the data center buildings to be constructed in the Tianzhu Comprehensive Bonded Zone.  The final sales agreement for both the BFSMC and people.cn transfer will be entered into after the requisite governmental approvals are obtained.  Construction of the two data centers started in Jun 2014 and we expect to complete the people.cn data center and the BFSMC data center by December 2015.  We expect to pay for expenditures arising out of the construction of the BFSMC and people.cn data centers primarily with payments we receive from the clients.

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

A.                                    Operating Results

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had 1,265, 1,697 and 2,031 active customers as of December 31, 2012, 2013 and 2014, respectively. Revenues from our top five customers accounted for 22.6%, 32.6% and 31.5% of our total net revenues in 2012, 2013 and 2014, respectively. We anticipate that our customer base will continue to grow.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our overall customer base widened in 2012, 2013 and 2014 as compared to prior years due to an increase in the number of customers. In 2012, while the sales from mobile internet stabilized, we engaged a larger number of enterprise customers to further broaden our customer base. In 2013, we witnessed growth across the board as internet traffic continued to grow.  The Company’s revenues accelerated in 2014, which was mainly contributed by the overall growth from the media and entertainment industry, Internet and software industry and enterprise customers, mobile and e-commerce contributed reasonable growth which benefited from the industry’s favor. We intend to attract and retain more high-value customers to increase our revenues and to maintain our margin at a stable level, meanwhile, we target gradual improvement in margins as our scale continues to grow and maintain a good level of customer mix.

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

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues decreased from 68.8% in 2012 to 68.6% in 2013, primarily as a result of the decrease of depreciation of property and equipment, partially offset by the increase of our procurement costs for bandwidth due to business expansion, and increased to 69.8% in 2014 primarily as a result of the increase of depreciation of property and equipment, partially offset by the decrease of our procurement costs for bandwidth due to scale of economy. We plan to devote significant resources to enhancing the efficiency of our operations and in particular to improve our bandwidth usage. However, if we fail to continue to effectively reduce our cost of revenues, our profitability and competitiveness will be adversely affected.

A significant component of our cost of revenues is the depreciation of our network equipment, which is related to our capital expenditures. We had capital expenditures of RMB88.7 million, RMB139.6 million and RMB259.3 million (US$41.8 million) in 2012, 2013 and 2014, respectively. We make our investment decisions based upon evaluation of a number of factors, such as the amount of bandwidth and storage that our customers may demand, the cost of the physical network equipment required to meet such requirements and the forecasted capacity utilization of our network. If we over-estimate or under-estimate future demand for our services, our results of operations may suffer.

Components of Results of Operations

Revenues

In 2012, 2013 and 2014, we generated net revenues of RMB813.7 million, RMB1,103.2 million and RMB1,384.3 million (US$223.1 million), respectively.

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

The number of our active customers has steadily grown in the past three years, from 1,265 as of December 31, 2012 to 1,697 as of December 31, 2013 and to 2,031 as of December 31, 2014.  We categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. We experienced strong growth in sales to customers in the mobile internet, internet and software, enterprises and e-commerce industry groups in 2012, 2013 and 2014. During any given period, a relatively small number of customers typically accounts for a significant percentage of our total net revenues.

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

Effective in September 2012, 6% of VAT, replaced the original 5% business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue I.T. Effective from June 2014, all services provided by Beijing Blue I.T. fall within the scope of the pilot program on telecom industry, and revenues generated by these services are subject to VAT instead of business tax.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues
Third party customers	801,189	98.5%	1,103,243	100.0%	1,384,273	223,104	100%
A related party customer	12,543	1.5%	—	—	—	—	—
Total Net Revenues	813,732	100.0%	1,103,243	100.0%	1,384,273	223,104	100%
Cost of revenues(1)(2)
Bandwidth, co-location and storage fees	468,783	57.6%	640,983	58.1%	788,288	127,049	57.0%
Depreciation of network equipment	51,911	6.4%	46,680	4.2%	80,660	13,000	5.8%
Payroll and other compensation costs of network operations personnel	25,427	3.1%	45,763	4.2%	61,572	9,924	4.4%
Other cost of revenues	13,339	1.7%	23,191	2.1%	36,038	5,808	2.6%
Total cost of revenues	559,460	68.8%	756,617	68.6%	966,558	155,781	69.8%
Operating expenses(1)
Sales and marketing expenses	87,597	10.8%	124,578	11.3%	127,843	20,605	9.2%
General and administrative expenses	83,379	10.2%	129,846	11.7%	144,003	23,209	10.4%
Provision for doubtful accounts receivable	22,736	2.8%	23,722	2.2%	46,977	7,571	3.4%
Research and development expenses	68,523	8.4%	102,704	9.3%	116,381	18,757	8.4%
Impairment of available- for sale investment	—	—	1,217	0.1%	—	—	—
Total operating expenses	262,235	32.2%	382,067	34.6%	435,204	70,142	31.4%

(1)         Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	2,896	18.0%	1,665	14.1%	951	153	5.6%
Sales and marketing expenses	6,917	43.0%	3,853	32.5%	2,167	349	12.7%
General and administrative expenses	3,219	20.0%	3,833	32.3%	10,612	1,711	62.3%
Research and development expenses	3,056	19.0%	2,501	21.1%	3,307	533	19.4%
Total share-based compensation expenses included in cost of revenues and operating expenses	16,088	100.0%	11,852	100.0%	17,037	2,746	100.0%

(2)         Includes amount to a related party of RMB4.1 million, RMB1.6 million and nil for the year ended December 31, 2012, 2013 and 2014, respectively.

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

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2012, 2013 and 2014, 94%, 93% and 97%, respectively, of our bandwidth, co-location and data storage were purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consists of the depreciation associated with our network servers and optical fiber cables that serve as our private transmission backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an independent third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million (US$2.1 million) in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Depreciation of network equipment and amortization of intangible assets decreased from RMB51.9 million in 2012 to RMB46.7 million in 2013, and increased to RMB80.7 million (US$13.0 million) in 2014. Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB88.7 million, RMB139.6 million and RMB259.3 million (US$41.8 million) in 2012, 2013 and 2014, respectively.

Our cost of revenues increased from RMB559.5 million in 2012 to RMB756.6 million in 2013, and to RMB966.6 million (US$155.8 million) in 2014. Our cost of revenues as a percentage of our total net revenues decreased from 68.8% in 2012 to 68.6% in 2013 and increased to 69.8% in 2014. The increase from 2013 to 2014 in terms of percentage was primarily due to the increase of depreciation of property and equipment, partially offset by the decrease of our procurement costs for bandwidth due to business expansion. Overall, we expect that our cost of revenues will increase as we expand our operations; however, such increase is likely to be partially offset by lower fixed costs per unit as we strive to reduce the per unit costs for bandwidth, co-location and storage fees and as we continue to enhance the efficiency of our operations.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses.

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

Our sales and marketing expenses as a percentage of our total net revenues increased from 10.8% for the year ended December 31, 2012 to 11.3% for the year ended December 31, 2013 and decreased to 9.2% for the year ended December 31, 2014. Going forward, we expect our sales and marketing expenses to continue to increase in absolute amount as we expand our business.

General and Administrative Expenses.  Our general and administrative expenses primarily consist of the following:

•                  salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•                  depreciation of facilities and office equipment; and

•                  professional service expenses.

Our general and administrative expenses increased from RMB83.4 million for the year ended December 31, 2012 to RMB129.8 million for the year ended December 31, 2013 and increased to RMB144.0 million for the year ended December 31, 2014.

As a percentage of our total net revenues, our general and administrative expenses increased from 10.2% for the year ended December 31, 2012 to 11.7% for the year ended December 31, 2013 and decreased to 10.4% for the year ended December 31, 2014. We expect that our general and administrative expenses in absolute amount will continue to increase.

Provision for doubtful accounts receivable.  Our provision for doubtful accounts receivable increased from RMB22.7 million for the year ended December 31, 2012 to RMB23.7 million for the year ended December 31, 2013 and increased to RMB47.0 million for the year ended December 31, 2014.

As a percentage of our total net revenues, our provision for doubtful accounts receivable decreased from 2.8% for the year ended December 31, 2012 to 2.2% for the year ended December 31, 2013 and increased to 3.4% for the year ended December 31, 2014.

Research and Development Expenses.  Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses as a percentage of our total net revenues increased from 8.4% for the year ended December 31, 2012 to 9.3% for the year ended December 31, 2013 and decreased to 8.4% for the year ended December 31, 2014. We anticipate that our research and development expenses will continue to increase as we devote more resources to developing and improving technologies to enhance our service offerings and improve operating efficiencies, especially for our continued efforts in mobile internet and enterprise solutions development.

Impairment of available-for-sale investment.  Our impairment of available-for-sale as a percentage of our total net revenues was nil for the year ended December 31, 2014.

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

Fair Value of Financial Instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses and other current assets, short term loan, accounts payable, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term loan approximate its fair value since it bears interest rate which approximates market interest rates. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. We, with the assistance of an independent third party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

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

There were no impairment charges been provided associated with our long-lived assets for the year ended December 31, 2012, 2013 and 2014.

Available-for-sale investments

We have classified our investments in convertible redeemable investments of certain unlisted companies and mutual funds as available-for-sale in accordance with ASC320-10, Investments — Debt and Equity Securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income except for an other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investment for the years ended December 31, 2012, 2013 and 2014 were nil, RMB1,217,000 and nil, respectively.

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

We adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.  We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “interest expense” and “other expenses,” respectively, in the consolidated statements of comprehensive loss.

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2012, 2013 and 2014, we estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

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

Hong Kong

Our subsidiary in Hong Kong, ChinaCache Network (Hong Kong) Limited, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. ChinaCache Network (Hong Kong) Limited had no assessable profits during the years ended December 31, 2012, 2013 and 2014, and accordingly we have made no provision for its income tax.

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

Beijing Blue I.T. obtained the Certificate of Key Software Enterprises Covered by the National Planning Layout Scheme for 2013 and 2014 in December 2013 and is therefore currently subject to a reduced income tax rate of 10%. Beijing Jingtian is currently subject to the statutory tax rate of 25%.  From 2010 to 2012, ChinaCache Beijing was subject to a reduced tax rate of 15% due to its having received “high and new technology enterprise strongly supported by the State” status from the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation on December 24, 2010. On November 11, 2013, ChinaCache Beijing obtained the certificate of “high and new technology enterprise” jointly issued by the same governmental authorities in Beijing, with which ChinaCache Beijing will be eligible for a reduced income tax rate of 15% for fiscal years 2013, 2014 and 2015. In November 2012, Beijing Blue I.T. was recognized as a “high and new technology enterprise” and is eligible for a preferential tax rate of 15% effective from 2012 to 2014 and thereafter for additional three years through an administrative renewal process if it continues to qualify on an annual basis.

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

All services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue I.T. fall within the scope of the pilot program, and beginning in September 2012, revenue generated by these services are subject to VAT instead of business tax. All services provided by Beijing Blue I.T. fall within the scope of the pilot program on telecom industry, and beginning from June 2014, revenues generated by these services are subject to VAT instead of business tax.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were 2.5%, 2.5% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues:
Third party customers	801,189	98.5%	1,103,243	100%	1,384,273	223,104	100%
A related party customer	12,543	1.5%	—	—	—	—	—
Total Net revenues	813,732	100.0%	1,103,243	100%	1,384,273	223,104	100%
Cost of revenues(1)(2)	(559,460)	(68.8)%	(756,617)	(68.6)%	(966,558)	(155,781)	(69.8)%
Gross profit	254,272	31.2%	346,626	31.4%	417,715	67,323	30.2%
Operating expenses:(1)
Sales and marketing expenses(1)	(87,597)	(10.8)%	(124,578)	(11.3)%	(127,843)	(20,605)	(9.2)%
General and administrative expenses(1)	(83,379)	(10.2)%	(129,846)	(11.7)%	(144,003)	(23,209)	(10.4)%
Provision for doubtful accounts receivable	(22,736)	(2.8)%	(23,722)	(2.2)%	(46,977)	(7,571)	(3.4)%
Research and development expenses(1)	(68,523)	(8.4)%	(102,704)	(9.3)%	(116,381)	(18,757)	(8.4)%
Impairment of available-for-sale investment	—	—	(1,217)	(0.1)%	—	—	—
Total operating expenses	(262,235)	(32.2)%	(382,067)	(34.6)%	(435,204)	(70,142)	(31.4)%
Operating loss	(7,963)	(1.0)%	(35,441)	(3.2)%	(17,489)	(2,819)	(1.3)%
Interest income	1,844	0.2	2,513	0.2%	5,529	891	0.4%
Interest expense	(1,340)	(0.2)%	(3,584)	(0.3)%	(8,220)	(1,325)	(0.6)%
Other (expense) income	(1,758)	(0.2)%	6,886	0.6%	6,298	1,015	0.5%
Foreign exchange (loss) gain, net	(1,481)	(0.2)%	(3,308)	(0.3)%	3,944	636	0.3%
Loss before income taxes	(10,698)	(1.3)%	(32,934)	(3.0)%	(9,938)	(1,602)	(0.7)%
Income tax (expense) benefit	(6,293)	(0.8)%	(1,295)	(0.1)%	3,097	499	0.2%
Net loss attributable to ordinary shareholders	(16,991)	(2.1)%	(34,229)	(3.1)%	(6,841)	(1,103)	(0.5)%

(1)                                 Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,896	1,665	951	153
Sales and marketing expenses	6,917	3,853	2,167	349
General and administrative expenses	3,219	3,833	10,612	1,711
Research and development expenses	3,056	2,501	3,307	533
Total share-based compensation expense included in cost of revenues and operating expenses	16,088	11,852	17,037	2,746

(2)                           Includes amount to a related party of RMB4.1 million, RMB1.6 million and nil for the year ended December 31, 2012, 2013 and 2014, respectively.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues

Our net revenues increased by 25.5% from RMB1,103.2 million for the year ended December 31, 2013 to RMB1,384.3 million (US$223.1 million) for the year ended December 31, 2014. The increase was primarily due to the overall growth in the media and entertainment industry, internet and software industry and the growth in our number of enterprise customers. The number of our active customers increased by 19.7% from 1,697 as of December 31, 2013 to 2,031 as of December 31, 2014. In terms of revenues contributed by industry groups, we had significant growth from:

•                  media and entertainment industry (revenues increased by 28.5% to RMB398.2 million (US$64.2 million));

•                  internet and software industry (revenues increased by 29.6% to RMB315.0 million (US$50.8 million)); and

•                  companies in the enterprises industries (revenues increased by 68.1% to RMB173.4 million (US$27.9 million)).

Cost of Revenues

Our cost of revenues increased by 27.7% from RMB756.6 million for the year ended December 31, 2013 to RMB966.6 million (US$155.8 million) for the year ended December 31, 2014. The increase was primarily due to an increase in our bandwidth, co-location and storage fees of RMB147.3 million (US$23.7 million), an increase in depreciation of network equipment and amortization of intangible assets of RMB34.0 million (US$5.5 million), an increase of our payroll and other compensation costs of network operations personnel of RMB15.8 million (US$2.5 million), as well as an increase of other cost of revenues of RMB12.8 million (US$2.1 million). Cost of revenues included share-based compensation expenses of RMB1.0 million (US$0.2 million) for the year ended December 31, 2014, compared to RMB1.7 million for the year ended December 31, 2013.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2013	2014
	RMB	RMB	US$
	(in thousands)
Bandwidth, co-location and storage fees	640,983	788,288	127,049
Depreciation of network equipment and amortization of intangible assets	46,680	80,660	13,000
Payroll and other compensation costs of network operations personnel	45,763	61,572	9,924
Other cost of revenues	23,191	36,038	5,808
Total cost of revenues	756,617	966,558	155,781

Operating Expenses

Our operating expenses increased from RMB382.1 million for the year ended December 31, 2013 to RMB435.2 million (US$70.1 million) for the year ended December 31, 2014. We expect our operating expenses to increase as we expand our business.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 2.6% from RMB124.6 million for the year ended December 31, 2013 to RMB127.8 million (US$20.6 million) for the year ended December 31, 2014. The year-over-year stability was primarily due to improved cost control measures implemented throughout our company.

General and Administrative Expenses. Our general and administrative expenses increased by 10.9% from RMB129.8 million for the year ended December 31, 2013 to RMB144.0 million (US$23.2 million) for the year ended December 31, 2014, primarily due to

•                  an increase of RMB12.1 million (US$2.0 million) in salary expenses, including share-based compensation expenses, related to strategic hires;

•                  an increase of RMB6.8 million (US$1.1 million) in share-based compensation expenses associated with newly granted restricted shares and stock options in 2014; and

•                  partially offset by an decrease of RMB6.8 million (US$1.1 million) in professional fees related to transactional and other consulting services.

Provision for doubtful accounts receivable.  Our provision for doubtful accounts receivable increased by 98.0% from RMB23.7 million for the year ended December 31, 2013 to RMB47.0 million (US$7.6 million) for the year ended December 31, 2014. The increase was primarily due to an increase of RMB32.5 million (US$5.2 million) in accruals for bad debt provision from one single customer from previous years.

Research and Development Expenses.  Our research and development expenses increased by 13.3% from RMB102.7 million for the year ended December 31, 2013 to RMB116.4 million (US$18.8 million) for the year ended December 31, 2014. The increase was primarily due to an increase of RMB11.0 million (US$1.8 million) in salary expenses, including share-based compensation expenses, for continued efforts in online service solutions development.

Impairment of available-for-sale investment.  Our impairment of available-for-sale investment was nil for the year ended December 31, 2014.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2014 was RMB17.5 million (US$2.8 million), as compared to operating loss for the year ended December 31, 2013 of RMB35.4 million.

Income Tax Benefit

We had income tax benefit of RMB3.1 million (US$0.5 million) for the year ended December 31, 2014, as compared to income tax expense of RMB1.3 million for the year ended December 31, 2013. Our income tax benefit for the year ended December 31, 2014 was mainly composed of RMB11.8 million (US$1.9 million) of current income tax expense and RMB14.9 million (US$2.4 million) of deferred tax assets.

Net Loss

As a result of the above, we had net loss of RMB6.8 million (US$1.1 million) for the year ended December 31, 2014, as compared to a net loss of RMB34.2 million for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues

Our net revenues increased by 35.6% from RMB813.7 million for the year ended December 31, 2012 to RMB1,103.2 million for the year ended December 31, 2013. The increase was primarily due to the increase in the number of active customers and volume ramp up of certain large customers. The number of our active customers increased by 34.2%% from 1,265 as of December 31, 2012 to 1,697 as of December 31, 2013. In terms of revenues contributed by industry groups, we had significant growth from:

•                  internet and software industry (revenues increased by 47.4% to RMB78.1 million);

•                  media and entertainment industry (revenues increased by 26.2% to RMB64.3 million); and

•                  companies in the enterprises industries (revenues increased by 163.5% to RMB64.0 million).

Cost of Revenues

Our cost of revenues increased by 35.2% from RMB559.5 million for the year ended December 31, 2012 to RMB756.6 million for the year ended December 31, 2013. The increase was primarily due to an increase in our bandwidth, co-location and storage fees of RMB172.2 million, an increase of our payroll and other compensation costs of network operations personnel of RMB20.3 million, as well as an increase of other cost of revenues of RMB9.9 million, partially offset by a decrease in depreciation of network equipment and amortization of intangible assets of RMB5.2 million. Cost of revenues included share-based compensation expenses of RMB1.7 million for the year ended December 31, 2013, compared to RMB2.9 million for the year ended December 31, 2012.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2012	2013
	RMB	RMB
	(in thousands)
Bandwidth, co-location and storage fees	468,783	640,983
Depreciation of network equipment and amortization of intangible assets	51,911	46,680
Payroll and other compensation costs of network operations personnel	25,427	45,763
Other cost of revenues	13,339	23,191
Total cost of revenues	559,460	756,617

Operating Expenses

Our operating expenses increased from RMB262.2million for the year ended December 31, 2012 to RMB382.1 million for the year ended December 31, 2013. We expect our operating expenses to increase as we expand our business.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 42.2% from RMB87.6 million for the year ended December 31, 2012 to RMB124.6 million for the year ended December 31, 2013, primarily due to an increase in salary expenses, including share-based compensation expenses, of RMB29.9 million due to an increase in headcount as a result of the expansion of our business.

General and Administrative Expenses. Our general and administrative expenses increased by 55.7% from RMB83.4 million for the year ended December 31, 2012 to RMB129.8 million for the year ended December 31, 2013, primarily due to

•                  an increase of RMB22.0 million in salary expenses, including share-based compensation expenses, related to strategic hires;;

•                  an increase of RMB16.5 million in professional fees related to transactional and other consulting services; and

•                  an increase of RMB5.3 million in depreciation and amortization as a result of enhancement in managerial tools and capabilities.

Provision for doubtful accounts receivable.  Our provision for doubtful accounts receivable increased by 4.3% from RMB22.7 million for the year ended December 31, 2012 to RMB23.7 million for the year ended December 31, 2013.

Research and Development Expenses.  Our research and development expenses increased by 49.9% from RMB68.5 million for the year ended December 31, 2012 to RMB102.7 million for the year ended December 31, 2013. The increase was primarily due to an increase of RMB31.8 million in salary expenses, including share-based compensation expenses, for continued efforts in mobile internet and enterprise solutions development.

Impairment of available-for-sale investment.  Our impairment of available-for-sale investment was RMB1.2 million (US$0.2 million) for the year ended December 31, 2013.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2013 was RMB35.4 million, as compared to operating loss for the year ended December 31, 2012 of RMB8.0 million.

Income Tax Expenses

We had income tax expense of RMB1.3 million for the year ended December 31, 2013, as compared to RMB6.3 million for the year ended December 31, 2012. Our income tax expense for the year ended December 31, 2013 was mainly composed of RMB11.8 million of current income tax benefit and RMB13.1 million of deferred tax expenses.

Net Loss

As a result of the above, we had net loss of RMB34.2 million for the year ended December 31, 2013, as compared to a net loss of RMB17.0 million for the year ended December 31, 2012.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations, and the proceeds from our initial public offering and private issuances of ordinary shares. In October 2010, we completed our initial public offering in which we issued and sold 5,923,247 ADSs representing 94,771,952 ordinary shares, resulting in net proceeds to us of approximately US$76.6 million.  In March 2014, we issued and sold an aggregate of 53,855,569 ordinary shares, represented by 3,365,973 ADSs, to a group of institutional investors affiliated with Wellington Management Company, LLP for an aggregate purchase price of approximately US$55.0 million.

As of December 31, 2014, we had RMB375.9 million (US$60.6 million) in cash and cash equivalents. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	31,898	121,437	280,386	45,190
Net cash used in investing activities	(99,602)	(112,872)	(421,718)	(67,969)
Net cash (used in) provided by financing activities	(6,242)	15,683	177,619	28,627
Net (decrease) increase in cash and cash equivalents	(73,946)	24,248	36,287	5,848
Effect of foreign exchange rate changes on cash	(1,452)	(3,293)	1,500	242
Cash and cash equivalents at beginning of the period	392,535	317,137	338,092	54,491
Cash and cash equivalents at end of the period	317,137	338,092	375,879	60,581

Operating Activities

Net cash provided by operating activities was RMB280.4 million (US$45.2 million) for the year ended December 31, 2014. Net cash provided by operating activities for the year ended December 31, 2014 reflects net loss of RMB6.8 million (US$1.1 million), adjusted by reconciling items in the total amount of RMB143.1 million (US$23.1 million), which primarily includes depreciation of property and equipment of RMB94.8 million (US$15.3 million), allowance for doubtful accounts of RMB47.0 million (US$7.6 million), share-based compensation expenses of RMB17.0 million (US$2.7 million), deferred tax benefit of RMB14.9 million (US$2.4 million), and foreign exchanges gain of RMB3.9 million (US$0.6 million). Additional major factors that affected operating cash flows for the year ended December 31, 2014 include: (i) an increase of accrued expenses and other payables of RMB148.5 million (US$23.9 million) primarily due to the increase in advance from a buyer of part of our cloud infrastructure; (ii) an increase of RMB60.2 million (US$9.7 million) in accounts receivable primarily due to increased net revenue recognized; (iii) an increase of RMB52.1 million (US$8.4 million) in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (iv) an increase of RMB19.0 million (US$3.1 million) in long term deposits and other non-current assets; (v) an increase of RMB13.0 million (US$2.1 million) in deferred government grant received; and (vi) an increase of RMB8.9 million (US$1.4 million) in income tax payable.

Net cash provided by operating activities was RMB121.4 million for the year ended December 31, 2013. Net cash provided by operating activities for the year ended December 31, 2013 reflects net loss of RMB34.2 million, adjusted by reconciling items in the total amount of RMB113.8 million, which primarily includes depreciation of property and equipment of RMB59.9 million, allowance for doubtful accounts of RMB23.7 million, deferred tax expense of RMB13.1 million, and share-based compensation expenses of RMB11.9 million. Additional major factors that affected operating cash flows for the year ended December 31, 2013 include: (i) an increase of RMB99.7 million in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB97.4 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (iii) an increase of accrued expenses and other payables of RMB70.5 million primarily due to the increase of advance from customers; (iv) an increase of RMB32.0 million in long term deposits and other non-current assets; (v) an increase of RMB21.0 million in deferred government grant received; (vi) an increase of RMB19.3 million in prepaid expense and other current assets; (vii) a decrease of RMB12.1 million in income tax paybable due to the entitlement of a preferential tax rate of 10% with our key software enterprise status from 2011 to 2012; (viii) an increase of RMB8.3 million in amounts due to related parties; and (ix) an increase of RMB7.8 million in accrued employee benefits.

Net cash provided by operating activities was RMB31.9 million for the year ended December 31, 2012. Net cash provided by operating activities for the year ended December 31, 2012 reflects net loss of RMB17.0 million, adjusted by reconciling items in the total amount of RMB91.1 million, which primarily includes depreciation of property and equipment of RMB59.9 million, allowance for doubtful accounts of RMB22.7 million, and share-based compensation expenses of RMB16.1 million, offset by deferred tax benefit of RMB11.2 million. Additional major factors that affected operating cash flows for the year ended December 31, 2012 include: (i) an increase of RMB97.6 million in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB46.8 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (iii) an increase of accrued expenses and other payables of RMB10.0 million primarily due to the increase of liability for uncertain tax positions; (iv) an increase of RMB7.6 million in amounts due from related parties; (v) an increase of RMB7.8 million in prepaid expense and other current assets attributable to prepaid payments made to the suppliers for bandwidth and servers, (vi) an increase of RMB5.6 million in accrued employee benefits, and (vii) an increase of RMB3.4 million in government grant received.

Investing Activities

Net cash used in investing activities was RMB421.7 million (US$68.0 million) for the year ended December 31, 2014. Net cash used in investing activities for the year ended December 31, 2014 resulted primarily from (i) cash paid for purchases of property and equipment of RMB253.3 million (US$40.8 million); (ii) cash paid for cloud infrastructure construction in progress of RMB161.5 million (US$26.0 million); and (iii) cash paid for long term investments of RMB13.3 million (US$2.1 million), partially offset by proceeds from disposal of property and equipment of RMB6.3 million (US$1.0 million).

Net cash used in investing activities was RMB112.9 million for the year ended December 31, 2013. Net cash used in investing activities for the year ended December 31, 2013 resulted primarily from (i) purchases of property and equipment of RMB97.9 million; (ii) cash paid for land use right of RMB41.7 million; (iii) cash paid for long term investments of RMB18.6 million; (iv) cash paid for cloud infrastructure construction in progress of RMB12.2 million, and partially offset by cash received from sale of long term investment of RMB57.3 million.

Net cash used in investing activities was RMB99.6 million for the year ended December 31, 2012. Net cash used in investing activities for the year ended December 31, 2012 resulted primarily from (i) purchases of property and equipment of RMB102.4 million; (ii) long term deposits to acquire land use right in Beijing of RMB10.0 million; (iii) cash received from sale of our long term investments in the amount of RMB18.6 million, and partially offset by cash paid for our long term investments of RMB6.0 million.

Financing Activities

Our financing activities primarily consist of sale of our ADSs, capital contributions and borrowings from commercial banks.

Net cash provided by financing activities was RMB177.6 million (US$28.6 million) for the year ended December 31, 2014. Net cash provided in financing activities for the year ended December 31, 2014 resulted primarily from (i) proceeds from issuance of ordinary shares in an amount of RMB158.0 million (US$25.5 million); (ii) proceeds from bank borrowings in an amount of RMB81.5 million (US$13.1 million); and (iii) proceeds from employee share options exercised in an amount of RMB14.0 million (US$2.3 million), partially offset by (i) repayment of bank borrowings in an amount of RMB62.8 million (US$10.1 million); (ii) changes in restricted cash in an amount of RMB8.2 million (US$1.3 million); and (iii) payment of capital lease obligation in an amount of RMB4.9 million (US$0.8 million).

Net cash provided by financing activities was RMB15.7 million for the year ended December 31, 2013. Net cash provided in financing activities for the year ended December 31, 2013 resulted primarily from proceeds from employee share options exercised in an amount of RMB15.7 million.

Net cash used in financing activities was RMB6.2 million for the year ended December 31, 2012. Net cash used in financing activities for the year ended December 31, 2012 resulted primarily from payment for repurchase of ordinary shares in an amount of RMB9.5 million, partially offset by proceeds from employee share options exercised in an amount of RMB3.4 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T. and Beijing Jingtian, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T. and Beijing Jingtian.  See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements.  Beijing Blue I.T. contributed 90.7%, 81.0% and 84.8% of our total net revenues in 2012, 2013 and 2014, respectively. Beijing Jingtian’s contribution to our total net revenues in 2012, 2013 and 2014 was immaterial.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries ChinaCache Beijing and Xin Run.  The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian.  In 2012, 2013 and 2014, the aggregate amount of service fees Beijing Blue I.T. and Beijing Jingtian paid to ChinaCache Beijing was RMB53.5 million, RMB75.4 million and RMB101.9 million (US$16.4 million), respectively, which accounted for 6.6%, 6.8% and 7.4%, respectively, of our total net revenues.

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

After paying the withholding taxes applicable to ChinaCache Beijing and Xin Run’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing and Xin Run would be available for distribution to us, ChinaCache Beijing and Xin Run’s sole shareholder, although we have not, and do not have any present plan to, make such distributions. As of December 31, 2014, the net assets of ChinaCache Beijing, Xin Run and our consolidated variable interest entities, the paid-in-capital and statutory reserves of ChinaCache Beijing and Xin Run and the equity of our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate RMB395.3 million (US$63.7 million). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future.  See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

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

Capital Expenditures

We had capital expenditures of  RMB88.7 million, RMB139.6 million and RMB259.3 million (US$41.8 million) in 2012, 2013 and 2014, respectively, representing 10.9%, 12.7% and 18.7% of our total net revenues for such years, respectively. Our capital expenditures were primarily for the purchase of land use right, servers, other property and equipment and certain intangible assets, for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations.  We expect that our capital expenditures in 2015 will increase from 2014 in line with the expansion of our business, and such expenditures will be used to purchase infrastructures and additional servers and other property and equipment to support the growth of our business.

C.                                    Research and Development

Our internal research and development team consisted of 387 engineers as of December 31, 2014, representing approximately 32% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly.  As of the date of this annual report, we have 30 patents, 32 patent applications and 23 software copyright registrations in China relating to the technologies used in our business.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. We incurred RMB68.5 million, RMB102.7 million and RMB116.4 million (US$18.8 million) of research and development expenses in 2012, 2013 and 2014, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Long term loan obligations(1)	18,700	7,180	11,520	—	—
Capital lease obligations(2)	38,586	16,436	22,150	—	—
Operating lease obligations(3)	43,333	19,233	24,100	—	—
Purchase commitments(4)	411,116	408,030	3,086	—	—
Total	511,735	450,879	60,856	—	—

(1)              Long term loan obligations refers to our two unsecured three-year loan from Bank of Jiangsu (Beijing Branch). The total interest to be paid for these loans is RMB2.3 million (US$0.4 million). Please see “Long Term Loan” under Note 12 to our audited consolidated financial statements.

(2)              Capital lease obligations refers to our obligations for leasing certain computer equipment and optical fibers, and the total amount of interest to be paid is RMB4.2 million (US$0.7 million).

(3)              Operating lease obligations refers to our future minimum lease payments for office space under non-cancelable operating leases.

(4)              Purchase commitments refers to our commitment to purchase bandwidth and cloud infrastructure from our bandwidth and construction providers.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Song Wang	51	Chairman and Chief Executive Officer
Jean Xiaohong Kou	53	Director and Senior Vice President
Yunjie Liu	72	Director
Michael Ricks	54	Director
Ya-Qin Zhang	49	Director
Kathleen Chien	45	Director
Bin Laurence	47	Director
Ken Vincent Qingshi Zhang	55	President
Jing An	38	Chief Financial Officer

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

Mr. Michael Ricks has served as our director since June 6, 2012.  Mr. Ricks is the chief executive officer of MX Capital Partners Ltd., which advises Investor Growth Capital on its investments in Asia. Mr. Ricks was previously the chief executive officer of Investor Growth Capital Asia since its establishment in 2002 until 2014, and also served concurrently as a managing director in Investor Growth Capital’s Menlo Park office from 2003 to 2008. Prior to joining Investor Growth Capital, Mr. Ricks served as chief executive officer of imGO Limited, a Hong Kong Stock Exchange-listed company that focused on technology investments. Prior to that, he was president and chief executive officer of Ericsson China from during the late 1990s.  Mr. Ricks has spent nearly 20 years in the telecommunications and IT industry, co-founding and/or running startup companies in the United States and Asia, and, in some cases, taking management roles in the larger network equipment providers that later acquired these start-up companies. Mr. Ricks earned a bachelor’s of arts degree from the University of California at San Diego and an M.B.A. from the University of Chicago Booth School of Business.

Mr. Ya-Qin Zhang has served as our director since September 2010. Our board of directors has determined that Mr. Zhang satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Zhang has been serving as president in charge of new business of Baidu, Inc. since 2014. Mr. Zhang was the chairman of Microsoft Asia-Pacific R&D Group since 2005 and was in charge of the research and development of Microsoft Corporation in the Asia-Pacific region. Mr. Zhang is one of the founding members of the Microsoft Research Asia lab, where he served as managing director and chief scientist, and he also founded the Advanced Technology Center in 2003. Before joining Microsoft in 1999, Mr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. and worked as a senior technical staff member for GTE Laboratories Inc. and Contel Corp. From 2009 to 2012, Mr. Zhang served as an independent director of China Real Estate Information Corporation, a provider of real estate information, consulting and online services in China. Mr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China and a Ph.D. in electrical engineering from George Washington University.

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

Ms. Jing An has served as our chief financial officer since August 2014. Before that, Ms. An served as our acting chief financial officer since March 2013, and as our vice president of finance since March 2013. Ms. An has held senior corporate finance and management positions in technology and startup companies for more than 14 years. eFriendsNet Entertainment Ltd. from 2003 to 2006, Cooloft Technology Ltd. from 2007 to 2009 and Rekoo Media Ltd. from 2010 to 2012, Ms. An worked at PricewaterhouseCoopers in Beijing as an senior auditor. Ms. An holds a master of science degree in management from the Stanford Graduate School of Business and a bachelor’s degree in economics with a major in accounting from the Renmin University of China.

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

B.                                    Compensation

For the fiscal year ended December 31, 2014, the aggregate compensation we paid to our executive officers was approximately RMB5.0 million (US$0.8 million) and the aggregate compensation we paid to our non-executive directors for the same period was approximately RMB1.5 million (US$0.2 million). For the same period, we paid RMB0.2 million (approximately US$33,000) for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

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

As of December 31, 2014, we granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 8,973,346 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 33,937,808 ordinary shares and 19,714,512 restricted share units under our 2011 Share Incentive Plan.

The following table summarizes, as of December 31, 2014, the stock options granted under our Stock Incentive Plans to certain of our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Option Granted	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Song Wang	2,400,000	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	1,600,000	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	320,000	0.24	January 1, 2014	July 8, 2013	July 7, 2023
	1,692,608	0.5294	January 1, 2014	December 23, 2014	December 22, 2024

Jean Xiaohong Kou	*	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	*	0.24	January 1, 2014	July 8, 2013	July 7, 2023

Yunjie Liu	*	0.01	April 1, 2007	March 31, 2007	March 30, 2016
	*	0.01	October 1, 2007	September 30, 2007	September 29, 2016
	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Michael Ricks	—	—	—	—	—

Ya-Qin Zhang	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Kathleen Chien	*	0.24	October 1, 2010	June 20, 2011	June 19, 2021
	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Bin Laurence	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Ken Vincent Qingshi Zhang	41,664	0.24	July 1,2011	June 20, 2011	June 19, 2021
	2,958,336	0.24	October 1, 2010	June 20, 2011	June 19, 2021
	960,000	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	384,000	0.24	January 1, 2014	July 8, 2013	July 7, 2023

Jing An	*	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	*	0.24	January 1, 2014	July 8, 2013	July 7, 2023
	*	0.5294	January 1, 2014	December 23, 2014	December 22, 2024

Directors and officers as a group	16,105,488	0.01 to 0.5294	—	—	—

Other individuals as a group(1)	49,523,192	0.01 to 0.5294	—	—	—

The following table summarizes, as of the December 31, 2014, the restricted share units granted under our Stock Incentive Plans to certain of our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Restricted Share Units Granted	Vesting Commencement Date	Date of Grant
Song Wang	960,000	January 1, 2013	July 8, 2013
	1,600,000	January 1, 2014	December 23, 2014
Jean Xiaohong Kou	*	January 1, 2013	July 8, 2013
	*	January 1, 2014	December 23, 2014
Yunjie Liu	—	—	—
Michael Ricks	*	January 1, 2014	December 23, 2014
Ya-Qin Zhang	—	—	—
Kathleen Chien	—	—	—
Bin Laurence	*	January 1, 2014	December 23, 2014
Ken Vincent Qingshi Zhang	672,000	January 1, 2013	July 8, 2013
	208,000	January 1, 2014	December 23, 2014
Jing An	*	January 1, 2013	July 8, 2013
	*	January 1, 2014	December 23, 2014
Directors and officers as a group	6,936,464	—	—
Other individuals as a group(1)	12,778,048	—	—

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

D.                                    Employees

We had 900, 1,239 and 1,196 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees by function as of December 31, 2014:

Functional Area	Number of Employees	% of Total
Customer service	421	35%
Sales and marketing	208	18%
Research and development	387	32%
Management and administration	180	15%
Total	1,196	100%

Of our total employees as of December 31, 2014, 1,012 were located in Beijing, 148 were located in other cities throughout China and 36 were located outside China.  We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. We believe that our employee relations are good.

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

E.                                    Share Ownership

Please refer to “Item 7—Major Shareholders and Related Party Transactions.”

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of March 31, 2015 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 414,545,739 ordinary shares outstanding as of March 31, 2015, excluding 16,126,471 ordinary shares issued to our depositary and reserved for future grants under our share incentive plan and 229,824 ordinary shares in the form of ADSs we repurchased, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following March 31, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Song Wang(1)	60,695,149	14.5%
Jean Xiaohong Kou(2)	60,695,149	14.5%
Yunjie Liu	—	—
Michael Ricks (3)	*	*
Ya-Qin Zhang	*	*
Kathleen Chien	*	*
Bin Laurence	—	—
Ken Vincent Qingshi Zhang	*	*
Jing An	*	*
All Directors and Executive Officers as a Group	66,282,093	15.6%
Principal Shareholders:
Wellington Management Company, LLP(5)	60,267,552	14.5%
Consolidated Capital Holdings Ltd.(1)(2)(4)	56,543,248	13.6%
Investor AB Funds(6)	48,577,700	11.7%
SIG China Investments One, Ltd.(7)	21,443,215	5.2%

*                 Less than 1%.

(1)               Consists of (i) 56,487,472 ordinary shares and 3,486 American depository shares representing 55,776 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 566,000 ordinary shares that Ms. Jean Xiaohong Kou has the right to acquire pursuant to her options and restricted shares units within 60 days following March 31, 2015 and (iv) 3,272,608 ordinary shares that Mr. Wang has the right to acquire pursuant to his options and restricted shares units within 60 days following March 31, 2015. Song Wang and Jean Xiaohong Kou possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(2)               See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou are husband and wife, and may be deemed to share beneficial ownership of the shares and ADSs held by each other. The business address for Ms. Kou is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(3)               Mr. Ricks resigned from his position of managing director and chief executive officer of Investor Growth Capital Asia Ltd. in October 2014. As such, Mr. Ricks is not deemed to possess the voting and investment power over the shares held by Investor AB Funds.

(4)               The business address for Consolidated Capital Holdings Ltd. is c/o Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(5)               Consists of 60,267,552 ordinary shares held by Wellington Management Company, LLP, as reported in a Schedule 13G filed on February 12, 2015 by Wellington Management Company, LLP. The business address office for Wellington Management Company, LLP is 280 Congress Street, Boston, MA 02210, United States.

(6)               Consists of (i) 31,365,156 ordinary shares and 105,672 ADSs, representing 1,690,752 ordinary shares held by Investor Investments Asia Limited, (ii) 13,442,720 ordinary shares and 45,377 ADSs representing 726,032 ordinary shares held by Investor Group Asia, L.P., and (iii) 84,565 ADSs, representing 1,353,040 ordinary shares held by IGC Asia Fund V, L.P., as reported in a Schedule 13G filed on February 17, 2015 by Investor AB. We refer to these funds collectively as Investor AB Funds. The business address for Investor AB Funds is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden. Investor AB, a limited liability company incorporated under the laws of Sweden, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all the shares held by Investor AB Funds. Investor Growth Capital Asia Ltd. is the investment advisor to the Investor AB Funds, and a wholly-owned subsidiary of, Investor AB.

(7)               Consists of 21,443,215 ordinary shares held by SIG China Investments One, Ltd. as reported in a Schedule 13G filed on February 11, 2011 by SIG China Investments One, Ltd.  The business address for SIG China Investments One, Ltd. is 101 California Street, Suite 3250, San Francisco, CA 94111, U.S.A.

To our knowledge, as of March 31, 2015, 139,932,040 of our ordinary shares, or approximately 33.8% of our total outstanding ordinary shares, were held by three record holders in the United States, including Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.  To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.  None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements

See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Stock Incentive Plans

See “Item 6.A. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.”

Private Placement

In March 2014, we issued and sold an aggregate of 53,855,569 ordinary shares, represented by 3,365,973 ADSs, to a group of institutional investors affiliated with Wellington Management Company, LLP for an aggregate purchase price of approximately US$55.0 million in reliance on Regulation D under the Securities Act.  In connection with the transaction, we have agreed to give the institutional investors the preemptive rights to subscribe for the new shares that may be issued by us in proportion to their shareholdings, and certain registration rights, including the filing with the SEC of a registration statement shortly after the filing of this annual report covering the resale of all of the shares acquired by the institutional investors in the transaction. Pursuant to the registration rights we granted to these institutional investors, we filed a registration statement on Form F-3 in April 2014 with respect to the proposed sale from time to time by such institutional investors of up to 3,365,973 ADSs of ours.

Share Repurchase

In March 2014, we repurchased an aggregate of 28,960,922 ordinary shares of us from certain of our existing shareholders at US$1.02125 per share for an aggregate purchase price of approximately US$29.6 million. Participants in the share repurchase include Consolidated Capital Holdings Ltd., Investor AB Fund and Qiming Funds, from which we repurchased 2,937,576, 5,875,138 and 20,148,208 ordinary shares, respectively.

Under our share repurchased program established in December 2014, we repurchased an aggregate of 65,920 ordinary shares of us, represented by 4,120 ADSs, in the open market for an aggregate purchase price of approximately US$41,053 in March 2015.

Transaction with Related Parties

In 2012, we provided services to Xuntong Tianxia Limited, or Xuntong Tianxia, in the amount of RMB12.5 million (US$2.0 million), net of tax. As at December 31, 2014, our receivables from Xuntong Tianxia was nil. A beneficial shareholder of Xuntong Tianxia is a former vice president of the company, who resigned in September 2014.

In 2012, 2013 and 2014, Jiuzhou Changxiang Technologies (Beijing) Limited, or Jiuzhou Changxiang, provided services to us in the amount of RMB4.1 million, RMB1.6 million and nil, respectively.  As at December 31, 2014, we did not have any payables to Jiuzhou Changxiang. A beneficial shareholder of Jiuzhou Changxiang is a former vice president of the company, who resigned in September 2014.

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

See “— C. Markets.”

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

The last reported closing price for our ADSs on April 9, 2015 was US$12.47 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2010 (from October 1, 2010)	35.00	20.21
Fiscal Year 2011	24.40	3.66
Fiscal Year 2012	8.50	3.55
Fiscal Year 2013	10.64	3.50
Fiscal Year 2014	29.34	8.31
Quarterly Highs and Lows
First Fiscal Quarter of 2013	4.36	3.50
Second Fiscal Quarter of 2013	5.21	3.50
Third Fiscal Quarter of 2013	6.40	3.75
Fourth Fiscal Quarter of 2013	10.64	5.90
First Fiscal Quarter of 2014	29.34	8.86
Second Fiscal Quarter of 2014	23.50	11.81
Third Fiscal Quarter of 2014	17.17	11.51
Fourth Fiscal Quarter of 2014	13.90	8.31
First Fiscal Quarter of 2015	12.15	7.91
Second Fiscal Quarter of 2015 (through April 9, 2015)	13.37	10.83
Monthly Highs and Lows
October 2014	13.90	8.86
November 2014	12.17	9.30
December 2014	10.99	8.31
January 2015	11.10	9.01
February 2015	11.99	9.75
March 2015	12.15	7.91
April 2015 (through April 9, 2015)	13.37	10.83

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the State Administration of Taxation in May and December 2013, the pilot program has been expanded nationwide. All services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue I.T. fall within the scope of the pilot program, and beginning in September 2012, revenue generated by these services are subject to VAT instead of business tax.

In January, 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force.  Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698.  Public Notice extend its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings on. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder described below that acquires and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal tax law and the regulations, rulings, and decisions thereunder, all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, financial institutions, regulated investment companies, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, certain expatriates or former long-term residents of the United States, persons liable for alternative minimum tax, governments or agencies or instrumentalities thereof, persons holding ADSs or ordinary shares through partnerships or other pass-through entities, persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

Assuming that we are the owner of Beijing Blue I.T. and Beijing Jingtian for United States federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China. Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for the taxable year ended December 31, 2014 and we do not expect to be a PFIC for the current taxable year or any future taxable year. However, we can give no assurances in this regard as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statements by Experts

Not applicable.

H.                                   Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (Registration No. 333-169288), as amended, including the prospectus contained therein, to register our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-169390) to register the ADSs. We have previously filed with the SEC a registration statement on Form F-3 (Registration No. 333-195192) with respect to the proposed sale from time to time by certain of our shareholders of up to 3,365,973 ADSs of ours.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our consolidated financial statements are expressed in RMB, which is our reporting currency. ChinaCache Holdings, ChinaCache Beijing, Beijing Blue I.T. and Beijing Jingtian determine their functional currency to be the RMB, while ChinaCache North America Inc. and ChinaCache Network (Hong Kong) Limited determine their functional currency to be the U.S. dollar and Hong Kong dollar. However, substantially all of our businesses are transacted in RMB. We earn substantially all of our revenues and incur most of our expenses in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is denominated in RMB, while the ADSs are traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.  It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change in the future. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and interest expenses attributable to short term and long term loans. As of December 31, 2014, we held RMB60.0 million short term loans and RMB11.5 million long term loans with fixed interest rates and certain time deposits and restricted cash with limited risk of principal loss, of which approximately RMB256.8 million (US$41.4 million) was held in major financial institutions located in China, RMB142.8 million (US$23.0 million) was held in major financial institutions located in Hong Kong and RMB44.5 million (US$7.2 million) was held in major financial institutions in the U.S. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time. In 2014, we received approximately US$24,641, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We received net proceeds of approximately US$74.9 million from our initial public offering.  For the period from September 30, 2010, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2014, we used net proceeds from our initial public offering as follows:

•                  approximately US$8.5 million to expand our research and development efforts and build a research and development center;

•                  approximately US$24.4 million capital expenditure for network and other equipment; and

•                  approximately US$21.0 million for general corporate purposes, including strategic investment in and acquisitions of complementary businesses.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on this assessment, our management has concluded that, as of December 31, 2014, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2014 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

ChinaCache International Holdings Ltd.

We have audited internal control over financial reporting of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, ChinaCache International Holdings Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ChinaCache International Holdings Ltd. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014 and our report dated April 10, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 10, 2015

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm for the years ended December 31, 2013 and 2014.  We did not pay any other fees to our auditors during the periods indicated below.

	2013	2014
	US$	US$
	(in thousands)
Audit fees(1)	1,071	1,163
Tax fees(2)	139	107
Other fees(3)	47	—

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 18, 2014, we publicly announced a share repurchase program, pursuant to which we were authorized to repurchase up to US$10.0 million of our ADSs until December 17, 2015.

The following table sets forth some information about our repurchases made under this program.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS (US$)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs
Month #1
(December 18, 2014 — January 17, 2015)	0	N/A	0	US$	10,000,000
Month #2
(January 18, 2015 — February 17, 2015)	0	N/A	0	US$	10,000,000
Month #3
(February 18, 2015 — March 17, 2015)	0	N/A	0	US$	10,000,000
Month #4
(March 18, 2015 — April 9, 2015)	4,120	9.96	4,120	US$	9,958,946.18
Total	4,120	N/A	4,120		N/A

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

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                          CORPORATE GOVERNANCE

NASDAQ Stock Market Rule 5605 requires that a nomination committee be comprised solely of independent directors. NASDAQ Stock Market Rule 5620 requires each NASDAQ-listed company to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters.

We have elected to follow home country practice with respect to the composition of our nominating and corporate governance committee and the annual shareholder meetings. Our nominating and corporate governance committee consists of Song Wang, Ya-Qin Zhang and Yunjie Liu. Mr. Zhang and Mr. Liu satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Wang, the chair of our nominating and corporate governance committee, is our founder and chief executive officer.

In addition, we have also elected to follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2013. It is our intention not to hold annual shareholder meetings in the future unless we have specific matters that require shareholders’ approvals.

Other than the two matters described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

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

4.2	2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.3	2008 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.4	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.5

2011 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.6

Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.7

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.8

English translation of Loan Agreement dated September 23, 2005, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.9

English translation of Supplementary Agreement to Loan Agreement dated May 10, 2010, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.10

English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.11

English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.12

English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.13

English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.14

English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.15

English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.16

English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.17

English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.18

English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.19

English translation of Supplementary Agreements to Loan Agreements dated May 10, 2010, among the Registrant, ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.20

English translation of Supplementary Agreements to Loan Agreements dated December 3, 2012, between ChinaCache Beijing and the two shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.21

English translation of Loan Assignment Agreement dated July 1, 2013, between Xinxin Zheng and Lei Wang (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-348773), filed with the SEC on April 7, 2014)

4.22

English translation of the Share Pledge Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.23

English translation of the Share Pledge Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F (File No. 001-348773), filed with the SEC on April 7, 2014)

4.24

English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.25

English translation of the Power of Attorney dated July 1, 2013 by Lei Wang (incorporated by reference to Exhibit 4.30 to the Registrant’s annual report on Form 20-F (File No. 001-348773), filed with the SEC on April 7, 2014)

4.26

English translation of the Exclusive Option Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

Exhibit Number	Description of Document
4.27

English translation of the Exclusive Option Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.32 to the Registrant’s annual report on Form 20-F (File No. 001-348773), filed with the SEC on April 7, 2014)

4.28

English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.29

English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.30

Written Confirmation Concerning Extension of Term of Certain Agreements, dated September 20, 2010 (incorporated by reference to Exhibit 4.37 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.31

Securities Purchase Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.42 to the Registrat’s annual report on Form 20-F (File No. 001-348773), filed with the SEC on April 7, 2014)

4.32

Registration Rights Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.43 to the Registrat’s annual report on Form 20-F (File No. 001-348773), filed with the SEC on April 7, 2014)

4.33

Form of Share Repurchase Agreements, dated February 28, 2014, by and among the Registrant and the investors as listed at the end of the form and material terms of each Share Repurchase Agreement (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-348773), filed with the SEC on April 7, 2014)

4.34*	English summary of Cooperation Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Federation of Supply and Marketing Cooperatives
4.35*	English summary of Lease Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Blue I.T. Technology Co., Ltd.
4.36*

English summary of Framework Agreement for the Transfer of the Equipment Building and Memorandum dated April 10, 2014, and Payment Agreement No. 1 and Payment Agreement No. 2, dated April 11, 2014 and January 26, 2015, respectively, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd.

8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to the Registrant’s annual report on Form 20-F (File No. 001-348773), filed with the SEC on April 7, 2014)

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

Date: April 10, 2015

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ChinaCache International Holdings Ltd.

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2014 and 2013 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 10, 2015 expressed an unqualified opinion thereon.

Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 10, 2015

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
		2013	2014
	Note	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		338,092	375,879	60,581
Restricted Cash	10	60,000	68,191	10,990
Accounts receivable (net of allowance for doubtful accounts of RMB11,894 and RMB58,871 (US$9,489) as of December 31, 2013 and 2014, respectively)	4	306,237	319,494	51,493
Prepaid expenses and other current assets	5	50,549	55,374	8,925
Short term investment	9	24,636	25,219	4,065
Deferred tax assets	18	7,096	20,658	3,329
Amounts due from a related party	19	141	—	—

Total current assets		786,751	864,815	139,383

Non-current assets:
Property and equipment, net	6	240,650	418,886	67,512
Cloud infrastructure construction in progress	8	12,236	283,475	45,688
Intangible assets, net	7	5,563	10,321	1,663
Land use right, net	8	50,730	49,697	8,010
Long term investments	9	33,690	46,950	7,567
Deferred tax assets	18	1,719	980	158
Long term deposits and other non-current assets		35,829	56,084	9,039

Total non-current assets		380,417	866,393	139,637

TOTAL ASSETS		1,167,168	1,731,208	279,020

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
		2013	2014
	Note	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Short-term loan	10	60,000	60,000	9,670
Accounts payable (including accounts payable of the VIEs without recourse to the Company of RMB200,483 and RMB245,336 (US$39,541) as of December 31, 2013 and 2014, respectively)		203,750	255,821	41,231
Accrued employee benefits (including accrued employee benefits of the VIEs without recourse to the Company of RMB33,448 and RMB30,114 (US$4,853) as of December 31, 2013 and 2014, respectively)		43,922	45,016	7,255
Accrued expenses and other payables (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB71,095 and RMB73,900 (US$11,911) as of December 31, 2013 and 2014, respectively)	11	157,075	411,803	66,371
Income tax payable (including income taxes payable of the VIEs without recourse to the Company of RMB5,777 and RMB10,435 (US$1,682) as of December 31, 2013 and 2014, respectively)	18	10,399	21,374	3,445
Liabilities for uncertain tax positions (including liabilities for uncertain tax positions of the VIEs without recourse to the Company of RMB6,296 and RMB6,407 (US$1,033) as of December 31, 2013 and 2014, respectively)	18	11,540	11,739	1,892
Amounts due to related parties (including amounts due to related parties of the VIEs without recourse to the Company of RMB844 and nil as of December 31, 2013 and 2014, respectively)	19	862	18	3
Current portion of long term loan (including current portion of long term loan of the VIEs without recourse to the Company of nil and nil as of December 31, 2013 and 2014, respectively)	12	—	7,180	1,157
Current portion of capital lease obligations (including current portion of capital lease obligations of the VIEs without recourse to the Company of nil and RMB13,118 (US$2,114) as of December 31, 2013 and 2014, respectively)	14	—	13,794	2,223
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB24,360 and RMB37,360 (US$6,021) as of December 31, 2013 and 2014, respectively)	13	24,360	37,360	6,021

Total current liabilities		511,908	864,105	139,268

Non-current liabilities:
Long term loan (including long term loan of the VIEs without recourse to the Company of nil and nil as of December 31, 2013 and 2014, respectively)	12	—	11,520	1,857
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the VIEs without recourse to the Company of nil and RMB19,657 (US$3,168) as of December 31, 2013 and 2014, respectively)	14	—	20,592	3,319
Deferred tax liabilities	18	2,127	44	7

Total non-current liabilities		2,127	32,156	5,183

Total liabilities		514,035	896,261	144,451

Commitments and contingencies	24

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
		2013	2014
	Note	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY: (CONTINUED)
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 374,464,476 and 430,738,131 shares issued and outstanding as of December 31, 2013 and 2014, respectively)		282	310	50
Additional paid-in capital		1,247,730	1,424,075	229,519
Treasury stock		(73,101)	(41,940)	(6,760)
Statutory reserves		1,326	1,326	214
Accumulated deficit		(524,261)	(550,610)	(88,742)
Accumulated other comprehensive income	16	1,157	1,786	288

Total shareholders’ equity		653,133	834,947	134,569

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,167,168	1,731,208	279,020

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		For the years ended December 31,
		2012	2013	2014
	Note	RMB	RMB	RMB	US$

Net revenues
-Third party customers		801,189	1,103,243	1,384,273	223,104
-A related party customer		12,543	—	—	—
		813,732	1,103,243	1,384,273	223,104

Cost of revenues		(559,460)	(756,617)	(966,558)	(155,781)

Gross profit		254,272	346,626	417,715	67,323

Sales and marketing expenses		(87,597)	(124,578)	(127,843)	(20,605)
General and administrative expenses		(83,379)	(129,846)	(144,003)	(23,209)
Provision for doubtful accounts receivable		(22,736)	(23,722)	(46,977)	(7,571)
Research and development expenses		(68,523)	(102,704)	(116,381)	(18,757)
Impairment of an available-for-sale investment	9	—	(1,217)	—	—

Operating loss		(7,963)	(35,441)	(17,489)	(2,819)

Interest income		1,844	2,513	5,529	891
Interest expense		(1,340)	(3,584)	(8,220)	(1,325)
Other (expenses) income		(1,758)	6,886	6,298	1,015
Foreign exchange (loss) gain		(1,481)	(3,308)	3,944	636

Loss before income taxes		(10,698)	(32,934)	(9,938)	(1,602)

Income tax (expense) benefit	18	(6,293)	(1,295)	3,097	499

Net loss		(16,991)	(34,229)	(6,841)	(1,103)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		For the years ended December 31,
		2012	2013	2014
	Note	RMB	RMB	RMB	US$

Foreign currency translation		29	(1,975)	46	7
Unrealized holding gain on available-for-sale investments		1,594	1,821	583	94
Amounts reclassified from accumulated other comprehensive income	16	(224)	(1,912)	—	—
Total other comprehensive income (loss), net of tax		1,399	(2,066)	629	101
Comprehensive loss		(15,592)	(36,295)	(6,212)	(1,002)

Loss per share
Basic	22	(0.05)	(0.09)	(0.02)	(0.00)
Diluted	22	(0.05)	(0.09)	(0.02)	(0.00)

Shares used in loss per share computations:
Basic	22	363,780,875	362,916,540	403,401,928	403,401,928
Diluted	22	363,780,875	362,916,540	403,401,928	403,401,928

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net loss	(16,991)	(34,229)	(6,841)	(1,103)
Depreciation of property and equipment	59,890	59,876	94,826	15,283
Amortization of intangible assets and land use right	—	1,892	2,202	355
Allowance for doubtful accounts	22,736	23,722	46,977	7,571
Impairment of an available for sales	—	1,217	—	—
Loss (gain) from disposal of property and equipment	939	(1,637)	(1,076)	(173)
Deferred tax (benefit) expense	(11,197)	13,104	(14,934)	(2,407)
Interest expense	1,340	1,899	2,031	327
Foreign exchange loss (gain)	1,481	3,308	(3,916)	(631)
Gain from sale of available-for-sale investments	(224)	(1,413)	—	—
Share-based compensation	16,088	11,852	17,037	2,746

Changes in operating assets and liabilities:
Accounts receivable	(97,635)	(99,739)	(60,234)	(9,708)
Prepaid expense and other current assets	(7,831)	(19,309)	487	79
Long term deposits and other non-current assets	—	(31,982)	(19,042)	(3,069)
Amounts due (from) to related parties	(7,596)	8,299	(703)	(113)
Accounts payable	46,781	97,351	52,071	8,392
Accrued employee benefits	5,606	7,838	1,094	176
Deferred government grant	3,360	21,000	13,000	2,095
Accrued expenses and other payables	10,068	70,526	148,463	23,928
Income tax payable	5,083	(12,138)	8,944	1,442

Net cash provided by operating activities	31,898	121,437	280,386	45,190

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Cash flows from investing activities:
Purchases of property and equipment	(102,391)	(97,926)	(253,252)	(40,817)
Cash paid for long term deposits	(10,000)	—	—	—
Cash paid for entrusted loan	—	(6,233)	—	—
Cash received from entrusted loan	—	6,233	—	—
Cash paid for long term investments (Note 9)	(6,000)	(18,554)	(13,260)	(2,137)
Cash received from sale of long term investments (Note 9)	18,582	57,260	—	—
Prepayment made for land use right (Note 8)	—	(41,678)	—	—
Cash paid for cloud infrastructure construction in progress (Note 8)	—	(12,236)	(161,488)	(26,027)
Proceeds from disposal of property and equipment	207	262	6,282	1,012

Net cash used in investing activities	(99,602)	(112,872)	(421,718)	(67,969)

Cash flows from financing activities:

Consideration paid to selling shareholders (Note 20)	—	—	(183,858)	(29,633)
Proceeds received on behalf of selling shareholders (Note 20)			183,858	29,633
Proceeds from issuance of ordinary shares (Note 20)	—	—	158,044	25,472
Proceeds from bank borrowings	—	60,000	81,540	13,142
Repayment of bank borrowings	—	—	(62,840)	(10,128)
Proceeds from employee share options exercised	3,351	15,683	13,975	2,252
Changes in restricted cash (Note 10)	—	(60,000)	(8,191)	(1,320)
Payment of capital lease obligation	—	—	(4,909)	(791)
Payment for repurchase of ordinary shares	(9,463)	—	—	—
Payment of dividend	(130)	—	—	—

Net cash (used in) provided by financing activities	(6,242)	15,683	177,619	28,627

Net (decrease) increase in cash and cash equivalents	(73,946)	24,248	36,287	5,848
Cash and cash equivalents at beginning of the year	392,535	317,137	338,092	54,491
Effect of foreign exchange rate changes on cash	(1,452)	(3,293)	1,500	242
Cash and cash equivalents at end of the year	317,137	338,092	375,879	60,581

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Supplemental disclosures of cash flow information:
Income taxes paid	8,945	5,748	2,862	461
Interest paid	36	1,685	6,903	1,113
Interest received	1,844	2,513	5,529	891

Supplemental disclosures of non-cash activities:
Acquisition of property and equipment included in accrued expenses and other payables	(8,267)	(26,629)	(36,960)	(5,957)
Acquisition of property and equipment through capital leases	—	—	37,728	6,081

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Number of	Ordinary shares	Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity
	ordinary shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2012	379,581,708	274	1,200,757	(63,631)	1,326	(473,041)	1,824	667,509

Net loss	—	—	—	—	—	(16,991)	—	(16,991)
Other comprehensive income
- Foreign currency translation adjustment	—	—	—	—	—	—	29	29
- Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	1,594	1,594
- Amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(224)	(224)
Options to employees (Note 15 (a))	—	—	16,086	—	—	—	—	16,086
Exercise of employee stock options	2,406,272	1	3,355	—	—	—	—	3,356
Settlement of share options exercised with shares held by depository bank	(2,406,272)	—	—	—	—	—	—	—
Repurchase of shares	(5,117,232)	—	—	(9,470)	—	—	—	(9,470)

Balance at December 31, 2012	374,464,476	275	1,220,198	(73,101)	1,326	(490,032)	3,223	661,889

Net loss	—	—	—	—	—	(34,229)	—	(34,229)
Other comprehensive loss
- Foreign currency translation adjustment	—	—	—	—	—	—	(1,975)	(1,975)
- Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	1,821	1,821
- Amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(1,912)	(1,912)
Options and restricted shares award to employees (Note 15 (a) (b))	—	—	11,852	—	—	—	—	11,852
Exercise of employee stock options	11,277,280	7	15,680	—	—	—	—	15,687
Settlement of share options exercised with shares held by depository bank	(11,277,280)	—	—	—	—	—	—	—
Balance at December 31, 2013	374,464,476	282	1,247,730	(73,101)	1,326	(524,261)	1,157	653,133

Net loss	—	—	—	—	—	(6,841)	—	(6,841)
Other comprehensive income
- Foreign currency translation adjustment	—	—	—	—	—	—	46	46
- Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	583	583
Options and restricted shares award to employees (Note 15 (a) (b))	—	—	17,037	—	—	—	—	17,037
Issuance of new shares (Note 20)	24,894,647	16	155,962	—	—	—	—	155,978
Exercise of employee stock options	12,501,376	9	3,349	25,766	—	(14,113)	—	15,011
Restricted shares vested	2,507,698	3	(3)	5,395	—	(5,395)	—	—
Share issued to depository bank (Note 22)	31,379,008	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank	(15,009,074)	—	—	—	—	—	—	—
Balance at December 31, 2014	430,738,131	310	1,424,075	(41,940)	1,326	(550,610)	1,786	834,947
Balance at December 31, 2014 (US$)	430,738,131	50	229,519	(6,760)	214	(88,742)	288	134,569

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

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

The Company through its subsidiaries and variable interest entities noted below are principally engaged in the provision of content and application delivery total solutions in the People’s Republic of China (the “PRC”).

As of December 31, 2014, subsidiaries of the Company and variable interest entities (“VIEs”) where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%	Provision of Technical Consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%	Provision of Content and Application Delivery services

Chinacache Ireland Limited (“Chinacache IE”)	November 18, 2013	Ireland	100%	Provision of Content and Application Delivery services

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%	Provision of Content and Application Delivery services

JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%	Investment holding

ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	100%	Construction of the cloud infrastructure

Beijing Shou Ming Technology Co., Ltd. (“Beijing Shou Ming”)	August 15, 2014	The PRC	100%	Computer hardware, technology development

Beijing Shuo Ge Technology Co., Ltd. (“Beijing Shuo Ge”)	August 15, 2014	The PRC	100%	Mechanical equipment lease

Beijing Zhao Du Technology Co., Ltd. (“Beijing Zhao Du”)	August 15, 2014	The PRC	100%	IT system integration, electronic equipment

Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%	Investment holding

VIEs

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT” )*	June 7, 1998	The PRC	—	Provision of Content and Application Delivery services

Beijing Jingtian Technology Limited (“Beijing Jingtian”) *	September 1, 2005	The PRC	—	Provision of Content and Application Delivery services

*                     The equity interest of Beijing Blue IT and Beijing Jingtian are held by the Founders and two employees of the Company,

respectively (collectively the “Nominee Shareholders”).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

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

A similar exclusive option agreement was signed by ChinaCache Beijing with Beijing Jingtian.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

1.                          ORGANIZATION (CONTINUED)

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

1.                          ORGANIZATION (CONTINUED)

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

1.                          ORGANIZATION (CONTINUED)

The following tables represent the financial information of the consolidated VIEs as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 before eliminating the intercompany balances and transactions between the consolidated VIEs and other entities within the Group:

	As of December 31,
	2013	2014
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	77,400	141,440	22,796
Accounts receivable (net of allowance for doubtful accounts of RMB11,894 and RMB58,871 (US$9,489) as of December 31, 2013 and 2014, respectively)	297,947	302,218	48,709
Prepaid expenses and other current assets	25,871	14,644	2,361
Deferred tax assets	6,546	19,537	3,149
Amounts due from inter-companies(1)	6,300	32,214	5,192
Amounts due from a related party(2)	141	—	—

Total current assets	414,205	510,053	82,207

Non-current assets:
Property and equipment, net	185,107	306,940	49,470
Cloud infrastructure construction in progress	5,705	—	—
Intangible assets, net	4,702	7,746	1,248
Long term investments	7,603	15,103	2,434
Deferred tax assets	602	470	76
Long term deposits and other non-current assets	4,458	25,150	4,053

Total non-current assets	208,177	355,409	57,281

TOTAL ASSETS	622,382	865,462	139,488

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

1.                          ORGANIZATION (CONTINUED)

	As of December 31,
	2013	2014
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	200,483	245,336	39,541
Accrued employee benefits	33,448	30,114	4,853
Accrued expenses and other payables	71,095	73,900	11,911
Income tax payable	5,777	10,435	1,682
Liabilities for uncertain tax positions	6,296	6,407	1,033
Amounts due to inter-companies(1)	236,584	347,873	56,067
Amounts due to a related party (2)	844	—	—
Current portion of capital lease obligations	—	13,118	2,114
Deferred government grant	24,360	37,360	6,021

Total current liabilities	578,887	764,543	123,222

Non-current liabilities:
Non-current portion of capital lease obligations	—	19,657	3,168

Total non-current liabilities	—	19,657	3,168

Total liabilities	578,887	784,200	126,390

(1)         Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Group.

(2)         Information with respect to related parties is discussed in Note 19.

	For the Years Ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues
-Third party customers	745,835	910,757	1,189,247	191,672
-Inter-companies	12,588	146,640	120,783	19,467
-A related party customer	12,543	—	—	—
Net profit (loss)	20,406	(12,761)	15,146	2,441

	For the Years Ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by operating activities	51,059	97,554	252,790	40,742
Net cash used in investing activities	(49,933)	(89,657)	(184,318)	(29,707)
Net cash used in financing activities	—	—	(4,432)	(714)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

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

(c)                     Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, impairment of long-term investments, long-lived assets and intangible assets, allowance for doubtful debts, accounting for deferred income taxes, and accounting for share-based compensation arrangements. The valuation of and accounting for the Company’s financial instruments also requires significant estimates and judgments provided by management.  Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)                       Foreign currency

The functional currency of the Company and each of its subsidiaries is the Renminbi (“RMB”), except for ChinaCache US and ChinaCache HK, which are the United States dollar (“US$”) and Hong Kong dollar (“HK$”) respectively, as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB.  Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of comprehensive loss.

Assets and liabilities of ChinaCache US and ChinaCache HK are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive income (loss).

(e)                       Convenience translation

Amounts in United States dollars (‘‘US$’’) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2046 on December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Repair and maintenance costs are charged to expense when incurred, whereas the cost of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The Company did not recognize any capitalized interest during the years ended December 31, 2012, 2013 and 2014.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)                        Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable.  When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.  Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.  No impairment charge was recognized for each of the three years ended December 31, 2014.

(m)                  Investments

Available-for-sale investments

The Company has classified its investment in certain convertible redeemable preferred shares of certain unlisted companies in Cayman Islands and a mutual fund as available-for-sale in accordance with ASC320-10 “Investments — Debt and Equity Securities”. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income (loss) except for an other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investment for the years ended December 31, 2012, 2013 and 2014 were nil, RMB1,217,000 and nil, respectively.

Dividend and interest income, including the amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

Investment in limited partnerships — Equity method/ Cost

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

Cost Method Investment

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)                   Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses and other current assets, short term loan, accounts payables, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term loan approximate its fair value since it bears interest rate which approximates market interest rates. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

(o)                 Revenue recognition

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

Business tax and related surcharges on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. The business tax and related surcharges expenses for the years ended December 31, 2012, 2013 and 2014 amounted to approximately RMB26,377,000, RMB23,906,000 and RMB10,598,000 (US$1,708,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)                    Revenue recognition (continued)

Effective in September 2012, 6% of value-added tax, or VAT, replaced the original 5% business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue IT.

Effective in June 2014, 6% of VAT replaced the original 3% business tax in Beijing as a result of the PRC government’s pilot VAT reform program on telecom industry, which applies to all services provided by Beijing Blue IT.

(p)                    Cost of revenues

Cost of revenue consists primarily of depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, purchase of bandwidth and other overhead expenses directly attributable to the provision of content and application delivery total solutions.

Prior to September 2012, ChinaCache Beijing was subject to business tax and other surcharges on certain revenues earned for exclusive business support, technical and consulting services provided to the Company’s VIEs, pursuant to the VIE agreements (Note 1). Since September 2012, all service provided by ChinaCache Beijing is subject to VAT. Effective since June 2014, all the services provided by the group in Mainland China, including VIEs are subject to VAT. Such business tax, VAT (to the extent that is non-deductible) and other surcharges are accrued and charged to cost of revenues as the related exclusive business support, technical and consulting services are rendered.

(q)                    Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales and marketing expenses, amounted to approximately RMB2,196,000, RMB81,000 and RMB450,000 (US$73,000), for the years ended December 31, 2012, 2013 and 2014, respectively.

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

(s)                  Government Grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Company will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized as deferred government grants and released to the consolidated statements of comprehensive loss over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. Where the grant relates to an asset, it is recognized as deferred government grants and released to the consolidated statements of comprehensive loss in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)                        Government Grants (continued)

Government grants received by the Company also consist of unrestricted grants which are received on an unsolicited and unconditional basis to support the growth of the Company and do not relate to the Company’s operating activities. Unrestricted grants are classified as non-operating income and recorded in other income on the consolidated statements of comprehensive loss upon receipt. As of December 31, 2012, 2013 and 2014, the Company received unrestricted grants amounting to RMB1,262,000, RMB1,031,000 and RMB5,282,000  (US$851,000), respectively.

(t)                        Leases

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

(u)                    Income taxes

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

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.  The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “interest expense” and “other expenses,” respectively, in the consolidated statements of comprehensive loss.

(v)          Share-based compensation

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)                        Share-based compensation (continued)

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2012, 2013 and 2014, the Company estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

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

(w)       Loss per share

In accordance with ASC 260, “Earnings per Share,”  basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

(x)         Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.  Comprehensive loss is reported in the consolidated statements of comprehensive loss.  Accumulated other comprehensive income of the Company includes foreign currency translation adjustments related to ChinaCache US and ChinaCache HK, whose functional currency are US$ and HK$, respectively, and the change in fair value of available-for-sale investments (Note 9) and their corresponding deferred tax impact, if any.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)                      Segment reporting

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

(z)                     Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB22,064,000, RMB41,036,000 and RMB46,178,000 (US$7,443,000) for the years ended December 31, 2012, 2013 and 2014, respectively.

(aa)             Share Repurchase Program

Pursuant to a Board of Directors’ resolution on May 18, 2012, the Company’s management is authorized to repurchase up to US$10 million of the Company’s ADSs (“2012 Share Repurchase Plan”). As of December 31, 2012, the Company had repurchased 319,827 ADSs amounting to RMB9,470,000 under the 2012 Share Repurchase Plan.

The Company accounted for those shares repurchase as Treasury Stock at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), Treasury Stock, and is shown separately in the Shareholders’ Equity as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company uses the treasury stock to settle the exercise of share options and restricted shares vested, the difference between the proceeds received upon settlement and the repurchase price is debited into accumulated deficit. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into accumulated deficit.

(bb)  Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires significantly expanded disclosures about revenue recognition. For public entities, ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s consolidated financial statements.

(cc)    Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

3.                          CONCENTRATION OF RISK

(a)                     Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, available-for-sale investments and amounts due from related parties. As of December 31, 2013 and 2014, RMB173,048,000 and RMB256,768,000 (US$41,383,000), respectively, were deposited with major financial institutions located in the PRC, RMB117,657,000 and RMB142,773,000 (US$23,011,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, and RMB47,387,000 and RMB44,511,000 (US$7,174,000), respectively held in the major financial institutions in United States of America. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.  Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law.  Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy.  In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006.  Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased.  In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

(ii)                      Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Company’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network.  There can be no assurance that the Company are adequately prepared for unexpected increases in bandwidth demands by its customers.  The communications capacity the Company has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers.  Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers.  For the years ended on December 31, 2012, 2013 and 2014, 94%, 94% and 97% of bandwidth resources in term of costs were leased from the two major PRC telecom carriers, China Telecom and China Unicom.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

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

	Years as of December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000	US$’000

Customer A	82,663	112,292	*	*
Customer B	*	160,582	167,437	26,986

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

Customer A	44,987	37,965	6,119
Customer C	32,571	*	*

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

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

(d)                     Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  The appreciation of the RMB against US$ was approximately 1.0% and 2.8% in the years ended December 31, 2012 and 2013, respectively, while the depreciation of RMB against US$ was approximately 2.5% in the year ended December 31, 2014. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

4.                          ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

Accounts receivable	318,131	378,365	60,982
Less: allowance for doubtful accounts	(11,894)	(58,871)	(9,489)

	306,237	319,494	51,493

As of December 31, 2013 and 2014, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

Balance, beginning of year	25,545	11,894	1,918
Additions for the current year	23,804	54,227	8,740
Deductions for the current year
-Recovery	(103)	(7,250)	(1,169)
-Written off	(37,352)	—	—

Balance, end of year	11,894	58,871	9,489

5.                          PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	12,419	6,200	999
Prepaid marketing and consulting fee in connection with the Cloud infrastructure	7,500	22,500	3,626
Income tax receivable	4,590	—	—
Staff field advances	2,570	5,472	882
Other deposit and receivables	23,470	21,202	3,418

	50,549	55,374	8,925

(i)                   Prepaid expense for bandwidth and servers represents the unamortized portion of prepaid payments made to the Company’s telecom operators and certain technology companies, who provide the Company with access to bandwidth and network servers.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

6.                          PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	2,111
Computer equipment	514,059	734,664	118,406
Furniture and fixtures	9,185	8,391	1,352
Leasehold improvements	19,725	19,371	3,122
Motor vehicles	6,295	9,296	1,498

	562,364	784,822	126,489
Less: accumulated depreciation	(321,662)	(365,936)	(58,977)
Less: accumulated impairment	(52)	—	—

	240,650	418,886	67,512

For the years ended December 31, 2012, 2013 and 2014, depreciation expenses were RMB59,890,000 RMB59,876,000 and RMB94,826,000 (US$15,283,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	51,911	45,581	79,348	12,788
Sales and marketing expenses	712	280	198	32
General and administrative expenses	1,171	5,706	5,796	934
Research and development expenses	6,096	8,309	9,484	1,529

	59,890	59,876	94,826	15,283

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

6.                         PROPERTY AND EQUIPMENT, NET (CONTINUED)

The Company accounted for the leases of certain computer equipment and optical fibers as capital leases as the respective lease contracts included a bargain purchase option. The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000
At Cost:
Optical fibers	13,100	13,100	2,111
Computer equipment	—	37,728	6,081

	13,100	50,828	8,192
Less: accumulated depreciation	(3,875)	(7,398)	(1,192)

	9,225	43,430	7,000

Depreciation of property and equipment held under capital leases was RMB8,219,000, RMB655,000 and RMB3,523,000 (US$568,000) for the years ended December 31, 2012, 2013 and 2014, respectively.

7.                          INTANGIBLE ASSETS

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

Purchased software, net	3,368	5,563	896
Addition	3,139	6,202	999
Disposal	—	(275)	(44)
Less: amortization	(944)	(1,169)	(188)

	5,563	10,321	1,663

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization
	RMB’000	US$’000
For the years ending December 31,
2015	2,248	362
2016	2,248	362
2017	2,248	362
2018	1,475	238
2019	1,451	234

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

8.                           LAND USE RIGHT / CLOUD INFRASTRUCTURE CONSTRUCTION IN PROGRESS

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

Land use right	51,678	51,678	8,329
Less: accumulated amortization	(948)	(1,981)	(319)

	50,730	49,697	8,010

The Company’s land use right is related to the payment to acquire a land use right of approximately 39,000 square meters of land in Beijing Shunyi District, on which the Company plans to develop a cloud infrastructure.

According to the land use right contract, the Company has a 50-year use right over the land, which is used as the basis for amortization. Amortization expense for land use right for the years ended December 31, 2012, 2013 and 2014 was nil, RMB948,000 and RMB1,033,000 (US$166,000), respectively.

As of December 31, 2013 and 2014, the Company has capitalized RMB12,236,000 and RMB283,475,000 (US$45,688,000) of costs which were directly attributable to the development of the cloud infrastructure in the “Cloud infrastructure construction in progress” in the consolidated balance sheets.

9.                            INVESTMENTS

Short term investment

Short term investments consisted of the following:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

Available-for-sale investment:
Investment in a mutual fund	24,636	25,219	4,065

	24,636	25,219	4,065

On April 4, 2011, the Company purchased 9,790.59 units of a mutual fund for RMB97,931,000. The Company has accounted for the investment in the mutual fund as an available-for-sale investment, where such investment will be carried at fair value, with unrealized gains and losses excluded from earnings and reported as a net amount in as other comprehensive income (loss) in the consolidated statements of comprehensive loss until realized.

In 2013, the Company disposed 5,583.30 unit (2012: 1,838.04 unit) with a consideration of RMB57,260,000 (2012:RMB18,582,000) and reclassified the accumulated unrealized gains recorded in accumulated other comprehensive income of RMB1,413,000 (2012: RMB224,000) to other income (expense) in the consolidated statements of comprehensive loss on the date of disposal.

In 2014, the Company shifted all of JPMorgan Managed Income Fund (2,369.25 unit) into JPMorgan Managed Reserves Fund (408.24 unit) for higher returns. The fair value of the investment was RMB25,219,000 (US$4,065,000) as of December 31, 2014 (December 31, 2013: RMB24,636,000), as derived from level one observable inputs, with the change of fair value of RMB583,000 (US$94,000) (2013: RMB93,000) recorded in other comprehensive income.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

9.                           INVESTMENTS(CONTINUED)

There was no impairment indicators noted associated with this investment as of December 31, 2013 and 2014.

Long term investments

Long term investments consisted of the following:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000
Cost investments
PRC Fund	7,603	9,103	1,467
United States Fund	13,847	16,539	2,666
Investment in preferred shares of an unlisted company in Cayman Island	12,240	12,240	1,973
Investment in ordinary shares of an unlisted company in PRC	—	6,000	967
	33,690	43,882	7,073
Available-for-sale investments
Investment in convertible loan of an unlisted company in Cayman Island	—	3,068	494
Investment in preferred shares of an unlisted company in PRC	1,716	1,716	277
Less: accumulated impairment	(1,716)	(1,716)	(277)
	—	3,068	494
	33,690	46,950	7,567

In 2011, the Company entered into agreements with a PRC Fund and a United States Fund and made investments of RMB3,103,000 and RMB6,033,000, respectively, as a Limited Partner. In 2012, the Company made an additional RMB3,000,000 investment to each of the PRC Fund and the United States Fund. In 2013, the Company made an additional RMB1,500,000 and RMB4,814,000 to each of the PRC Fund and the United States Fund, respectively. In 2014, the Company made an additional RMB1,500,000 (US$242,000) and RMB2,692,000 (US$434,000) to each of the PRC Fund and the United States Fund, respectively. Given that the Company holds less than five percent interest in each fund, the Company has accounted for such investments using the cost method.

In 2013, the Company entered into an agreement with an unlisted company in Cayman Island (“Investee A”) to purchase 13,971,428 Series A Preferred Shares for RMB12,240,000. The Company has the contingent redemption right on or after five years from the issuance date to request redemption of all its Series A Preferred Shares holders, at a redemption price equal to 120% of its original issuance price. On August 25, 2014, the Company entered into an agreement with an unlisted company in the PRC (“Investee B”) to acquire 6.25% interest for RMB6,000,000 (US$967,000). The Company has accounted for these investments as cost method investments where such investments will be carried at cost.

In 2011, the Company entered into an agreement with an unlisted company in the PRC (“Investee C”) to purchase 970,591 Series A Preferred Shares for RMB1,259,000. The Company has the right on or after five years from the issuance date to request redemption of all its Series A Preferred Shares holders, at a redemption price equal to 120% of its original issuance price. The Company has accounted for the investment in the Series A Preferred Shares as an available-for-sale investment where such investment will be carried at fair value, with unrealized gains and losses reported as other comprehensive income in the consolidated statements of comprehensive loss until realized. As of December 31, 2012, the fair value of the investment in the Investee C was RMB1,716,000 with the change of fair value of RMB457,000, recorded in other comprehensive income. In 2013, the Company believed that there was a decline in value that was other-than-temporary, and recorded RMB1,716,000 in “impairment of available-for-sale investment” in the consolidated statements of comprehensive loss including RMB499,000 reclassified from accumulated other comprehensive income.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

9.                           INVESTMENTS(CONTINUED)

On February 19, 2014, the Company entered into an agreement with an unlisted company in Cayman Island (“Investee D”) to issue a convertible loan of RMB3,068,000 (US$494,000) at an interest rate of US prime rate plus 2% for 2 years. The Company has the right to request conversion of all its convertible loan upon Investee D’s successful Series A financing, at a price less than 25% of its Series A financing price.

The Company has accounted for the investment of convertible loan as an available-for-sale investment where such investment will be carried at fair value, with unrealized gains and losses reported as other comprehensive income in the consolidated statements of comprehensive loss until realized. As of December 31, 2014, the fair value of this investment in Investee D was RMB3,068,000 (US$494,000).

There were no indicators of impairment noted associated with the investments as of December 31, 2014.

10.                    SHORT-TERM LOAN

In June, 2013, the Company entered into a short-term loan arrangement with Hong Kong and Shanghai Banking Corporation Limited (Hong Kong) of RMB60 million, with an interest rate of 5.6% per annum and a maturity term of six months. The loan was renewed in December 2013, at an interest rate of 6.72%. The total amount of RMB60 million fixed deposit from the Company has been pledged to secure the loan in June 2013, which is recorded as restricted cash in the consolidated balance sheets. The loan was subsequently repaid in June 2014 with the corresponding pledged deposit being released.

In June 2014, the Company entered into a short-term loan arrangement with SPD Bank (Beijing) of RMB60 million (US$10 million) with an interest rate of 7.2% per annum and a maturity term of twelve months. The total amount of RMB68 million (US$11 million) fixed deposit from the Company has been pledged to secure the loan in June 2014, which is recorded as restricted cash in the consolidated balance sheets.

11.                    ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

Payables for purchase of property and equipment	39,853	36,960	5,957
Payables for cloud infrastructure construction in process	—	109,351	17,624
Advance from a potential buyer of part of the Cloud infrastructure	75,000	225,000	36,263
Advance from customers	12,079	11,860	1,911
Other tax payables	11,793	12,740	2,053
Other accrued expenses	18,350	15,892	2,563

Total	157,075	411,803	66,371

As of December 31, 2014, the Company has received RMB225,000,000 (US$36,263,000) advanced payment from a potential buyer of part of the Cloud infrastructure (December 31, 2013: RMB75,000,000). The advance is refundable if a final sales agreement is not reached. The final sales agreement will be entered into, pending certain governmental approval.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

12.          LONG TERM LOAN

On June 27 and September 25, 2014, the Company entered into two unsecured long-term loan arrangements with from Bank of Jiangsu (Beijing Branch), the principal of which were RMB17.04 million and RMB4.5 million, respectively, with an annual interest rate of 7.995% (before November 22, 2014) or 7.800% (after November 22, 2014). RMB2.84 million was repaid on December 27, 2014 according to the loan agreements.

Future installment repayment schedule according to the loan agreements are as follows:

	December 31, 2014
	RMB’000	US$’000

2015	7,180	1,157
2016	7,180	1,157
2017	4,340	700

Total	18,700	3,014

13.          DEFERRED GOVERNMENT GRANT

Deferred government grant consisted of the following:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

Beginning	3,360	24,360	3,926
Received	21,000	13,000	2,095
Recognized as income during the year	—	—	—

Ending	24,360	37,360	6,021

Recognize in one year	24,360	37,360	6,021

During the year ended December 31, 2013 and 2014, the Company received RMB21,000,000 and RMB13,000,000 (US$2,095,000) of government grants, respectively, from the relevant PRC government authorities. The government grant received is required to be used in research and development projects and refundable until the intended projects are passed for government inspection. The grant was recorded as deferred government grant as the projects have not passed government inspection yet as of December 31, 2014.

14.          CAPITAL LEASE OBLIGATIONS

Certain computer equipment and optical fibers were acquired through capital leases entered into by the Company. Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	December 31, 2014
	RMB’000	US$’000

2015	16,436	2,649
2016	13,722	2,212
2017	8,428	1,358

Total minimum lease payment	38,586	6,219
Less: amount representing interest	(4,200)	(677)

Present value of remains minimum lease payment	34,386	5,542

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

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

The 2007 and 2008 Option Plans each contain the same terms and conditions. All options granted under the 2007 and 2008 Option Plans have a term of nine years from the option grant date and have two different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; or 2) vest 50% on the second anniversary of the stated vesting commencement date and 25% on the third and fourth anniversaries of the stated vesting commencement date. All options granted under the 2010 Option Plan have a term of seven to ten years from the option grant date and have three different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; 2) vest 25% on the first, second, third and fourth anniversaries of the stated vesting commencement date; or 3) vest 25% on the first anniversary of the stated vesting commencement date and 6.25% every quarter for each of the second, third and fourth anniversaries of the stated vesting commencement date. All options granted under the 2011 Option Plan have a term of six to ten years from the option grant date and have four different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; or 2) vest 25% on the first, second, third and fourth anniversaries of the stated vesting commencement date; or 3) vest 25% on the first anniversary of the stated vesting commencement date and 6.25% every quarter for each of the second, third and fourth anniversaries of the stated vesting commencement date; or 4) vest one-third on the first, second and third anniversaries of the stated vesting commencement date.

On January 1, 2012, the Company’s Board of Directors approved to modify the exercise price of options granted under the 2010 Plan and 2011 Plan from US$0.41 to US$0.24.  The Company recognized an incremental cost of RMB3,121,300 on the date of modification. The remaining unrecognized incremental compensation cost related to unvested share options will be amortized from the modification date to the end of the remaining vesting period.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

15.       SHARE-BASED COMPENSATION (CONTINUED)

On March 26, 2013, the Company’s Board of Directors authorized the accelerated vesting of 2,758,336 share options that were issued under 2011 Plan to one employee upon her resignation from the Company. The originally measured compensation cost of RMB2,948,000 was reversed and the fair value of the award on the modification date of RMB1,676,000 was recognized on the modification date.

During the years ended December 31, 2012, 2013 and 2014, the Company granted 2,130,000, 9,471,008 and 5,734,480 options, respectively, to a combination of employees and directors of the Company at exercise prices ranging from US$0.24 to US$0.53. As of December 31, 2014, options to purchase 29,930,758 of ordinary shares were outstanding and options to purchase 7,393,877 ordinary shares were available for future grant under the Option Plans.

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

(a)           Options Granted to Employees

The following table summarized the Company’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2013	36,514,758	0.22	7.70	840

Granted	9,471,008	0.24

Exercised	(11,277,280)	0.20
Forfeited	(2,304,912)	0.24

Outstanding, December 31, 2013	32,403,574	0.23	6.78	10,479

Vested and expected to vest at December 31, 2013	32,403,574	0.23	6.78	10,479

Exercisable at December 31, 2013	17,824,031	0.21	7.16	6,211

Granted	5,734,480	0.53
Exercised	(12,501,376)	0.19
Forfeited	(1,213,920)	0.26

Outstanding, December 31, 2014	24,422,758	0.32	7.60	6,466

Vested and expected to vest at December 31, 2014	24,422,758	0.32	7.60	6,466

Exercisable at December 31, 2014	18,339,959	0.27	6.95	5,626

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

15.         SHARE-BASED COMPENSATION (CONTINUED)

(a)           Options Granted to Employees (continued)

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2014 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2014 of US$9.19 per ADS (equivalent to US$0.57 per ordinary share). The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2013 and 2014 was US$0.44 million, US$2.56 million and US$12.85 million, respectively.

As of December 31, 2014, there was RMB11,399,000 (US$1,837,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the accelerated method over the remaining vesting periods of different tranches, ranging from 0.25 years to 4 years.

The Company calculated the estimated fair value of the options granted in 2012, 2013 and 2014 using the binomial option pricing model with the following assumptions:

	May 21, 2012	July 8, 2013	December 23, 2014

Suboptimal exercise factor	2.2	2.8	2.8
Risk-free interest rates	1.73%	2.66%	2.18%
Expected volatility	67.5%	61.26%	55.60%
Expected dividend yield	0%	0%	0%
Weighted average fair value of share option	0.166	0.141	0.311

The total fair value of options vested during the years ended December 31, 2012, 2013 and 2014 was RMB2,203,000, RMB3,458,000, and RMB14,064,000 (US$2,267,000), respectively.

(b)           Restricted Shares Award Granted to Employees

On July 8, 2013, the Company issued 8,448,992 shares of restricted shares to the employees and directors under 2011 Plan. 60% of the restricted shares shall become vested on each year of 2014, 2015 and 2016, respectively. The remaining 40% of the restricted shares will grade vest on June 1, 2014 and 2005, and shall be subject to the achievement of certain performance targets, with 50% based on fiscal year 2013 revenue and the other 50% based on 2013 EBIDTA.

On December 23, 2014, the Company issued 11,265,520 shares of restricted shares to the employees and directors under 2011 Plan. The restricted shares shall become vested on each year of 2014, 2015, 2016 and 2017, respectively.

The cost of the restricted shares awards is determined using the fair value (determined based on the fair market value of the Company’s ordinary shares on the grant date, or if the grant date is not a trading day then the immediately preceding trading date), net of expected forfeitures.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

15.         SHARE-BASED COMPENSATION (CONTINUED)

(b)           Restricted Shares Award Granted to Employees (continued)

The following table summarized the Company’s restricted shares award issued under 2011 Plan:

	Number of ordinary shares	Weighted average grant date fair value
		(US$)

Outstanding, January 1, 2013	—

Granted	8,448,992	0.24
Vested	—
Forfeited	(1,689,798)	0.24

Outstanding, December 31, 2013	6,759,194	0.24

Granted	11,265,520	0.58
Vested	(2,507,698)	0.24
Forfeited	(592,000)	0.24

Outstanding, December 31, 2014	14,925,016	0.50

Vested and expected to vest at December 31, 2014	14,925,016	0.50

(c)           Share options issued to non-employees

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2014 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2014 of US$9.19 per ADS (equivalent to US$0.57 per ordinary share). As of December 31, 2014, the Company has options issued to non-employees outstanding to purchase an aggregate of 3,028,000 shares with an exercise price below the closing price of the Company’s ordinary shares on December 31, 2014, resulting in an aggregate intrinsic value of RMB7,845,000(US$1,264,000).

A total compensation expense relating to all options and restricted shares award recognized for the years ended December 31, 2012, 2013 and 2014 is as follows:

	2012	2013	2014
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000
Cost of revenues	2,896	1,665	951	153
Sales and marketing expenses	6,917	3,853	2,167	349
General and administration expenses	3,219	3,833	10,612	1,711
Research and development expenses	3,056	2,501	3,307	533
	16,088	11,852	17,037	2,746

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

16.          ACCUMLATED OTHER COMPREHENSIVE INCOME

The movement of accumulated other comprehensive income is as follows:

	Foreign currency translation	Unrealized holding gain on available- for-sale investments	Total
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2013	1,770	1,453	3,223

Other comprehensive (loss) income before reclassification	(1,975)	1,821	(154)

Amounts reclassified from accumulated other comprehensive income	—	(1,912)	(1,912)
Balance as of December 31, 2013	(205)	1,362	1,157
Other comprehensive income before reclassification	46	583	629
Balance as of December 31, 2014	(159)	1,945	1,786
Balance as of December 31, 2014, in US$	(26)	314	288

17.          MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB22,064,000, RMB41,036,000 and RMB46,178,000(US$7,443,000), for the years ended December 31, 2012, 2013 and 2014, respectively.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

18.                   INCOME TAXES (CONTINUED)

Enterprise income tax (continued)

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Chinacache Beijing qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2013 to 2015 if it continues to qualify on an annual basis.

Beijing Blue IT qualified as an HNTE and is entitled for a preferential tax rate of 15% from 2012 to 2014.

In May 2013, Beijing Blue IT obtained a certificate of Key Software Enterprise which acknowledged that the Company was a Key Software Enterprise in 2011 and 2012, and therefore it was entitled to a preferential tax rate of 10% for 2011 and 2012. The Company recorded an income tax refund in connection with the over-paid provisional tax for year 2011 and 2012 in the year ended December 31, 2013, during which the certificate was granted. Beijing Blue IT has applied for renewal of Key Software Enterprise status for 2013 and 2014 and received official approval as Key Software Enterprise in December 2013, and therefore is eligible for a preferential tax rate of 10% for 2013 and 2014.

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2014, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2014, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear.

Based on the assessment of facts and circumstances available at December 31, 2014, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Company will continue to monitor its tax status.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

18.                     INCOME TAXES (CONTINUED)

Loss before income tax expense consists of:

	For the years ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	888	(6,777)	8,533	1,375
PRC	(11,586)	(26,157)	(18,471)	(2,977)

	(10,698)	(32,934)	(9,938)	(1,602)

The income tax expense (benefit) comprises:

	For the years ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000	US$’000

Current	17,490	(11,809)	11,837	1,908
Deferred	(11,197)	13,104	(14,934)	(2,407)

	6,293	1,295	(3,097)	(499)

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to the PRC operations to income tax expense (benefit) for the years ended December 31, 2012, 2013 and 2014, is as follows:

	For the years ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000	US$’000

Loss before income tax expense	(10,698)	(32,934)	(9,938)	(1,602)

Income tax computed at PRC statutory tax rate of 25%	(2,674)	(8,233)	(2,485)	(401)
Preferential tax rates	83	(50)	2,192	353
International rate differences	4,376	4,459	6,429	1,036
Additional 50% tax deduction for qualified research and development expenses	(4,915)	(7,227)	(10,861)	(1,750)
Non-deductible expenses	10,454	22,164	5,841	943
Other permanent difference	(6,626)	—	238	38
Effect of changes in tax rates on deferred taxes	3,779	3,947	(5,575)	(899)
Changes in unrecognized tax benefits	—	—	(856)	(138)
Changes in the valuation allowance	276	(2,123)	1,980	319
Effect of changes in tax rates on prior year tax	—	(11,642)	—	—

Deferred tax adjustment	1,540	—	—	—
Income tax expense (benefit)	6,293	1,295	(3,097)	(499)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

18.                     INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

	For the years ended December 31,
	2013	2014
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Allowance for doubtful accounts	1,266	9,149	1,475
- Deferred Revenue	2,436	5,604	903
- Accruals	3,394	6,061	977
Less: valuation allowance	—	(156)	(26)

Net current deferred tax assets	7,096	20,658	3,329

Non-current:
- Tax losses	394	2,218	357
- Property and equipment	1,719	980	158
Less: valuation allowance	(394)	(2,218)	(357)

Net non-current deferred tax assets	1,719	980	158

Total Deferred tax assets	8,815	21,638	3,487

Deferred tax liabilities:
Non-current:
- Property and equipment	2,127	44	7

Net non-current deferred tax liabilities	2,127	44	7

Total Deferred tax liabilities	2,127	44	7

Valuation allowances have been provided for deferred tax assets where, based on all available evidence, it was determined by management that more likely than not to be realized in future years.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

18.      INCOME TAXES (CONTINUED)

As of December 31, 2014, the Company has net operating tax losses carried forward from its PRC subsidiaries, as per filed tax returns, of RMB45,010,000 (US$7,254,000), which will expire between 2015 and 2019.

As of December 31, 2013, the Company intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Benefits

As of December 31, 2013 and 2014, the Company recorded an unrecognized tax benefit of RMB24,301,000 and RMB24,917,000 (US$4,017,000), respectively, of which RMB12,761,000 and RMB13,178,000 (US$2,124,000), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets.  The unrecognized tax benefit is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2013 and 2014, all of the unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. The Company recorded penalty of RMB123,000 and RMB99,000 (US$16,000) and interest expense of RMB1,657,000 and RMB2,031,000 (US$327,000) for the years ended December 31, 2013 and 2014, respectively.

As of December 31, 2014, the Company’s tax years ended December 31, 2009 through 2014 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

A roll-forward of accrued unrecognized tax benefits is as follows:

	December 31,
	2013	2014
	RMB’000	RMB’000	US$’000

Balance—beginning	21,563	24,301	3,917
Increase based on tax positions related to the current year	16,694	1,518	245
Decrease of tax positions related to prior year	(13,956)	(902)	(145)

Balance—ending	24,301	24,917	4,017

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

19.                     RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Company had transactions during the periods presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Director of the Company
Ms. Kou Xiaohong	The Co-Founder and Director of the Company
Blue I.T. Technologies Limited (“Blue IT”)	A company 100% owned by Ms. Kou Xiaohong
Harvest Century International Ltd. (“HCI”)	A company 100% owned by Ms. Kou Xiaohong
Xuntong Tianxia Limited (“Xuntong”)*	A company under the significant influence of a senior management of the Company
Jiuzhou Changxiang Technologies (Beijing) Limited (“Jiuzhou Changxiang”)*	A company under the significant influence of a senior management of the Company

The Company had the following related party balances as of December 31, 2013 and 2014:

	Xuntong	Jiuzhou Changxiang	Ms. Kou Xiaohong	Total

Balance as of January 1, 2013	8,640	(1,044)	(18)	7,578

Cash received from Xuntong	(8,499)	—	—	(8,499)
Service fee charge by Jiuzhou Changxiang	—	(1,614)	—	(1,614)
Service fee paid to Jiuzhou Changxiang	—	1,814	—	1,814
Balance as of December 31, 2013	141	(844)	(18)	(721)
Cash received from Xuntong	(141)	—	—	(141)
Service fee paid to Jiuzhou Changxiang	—	844	—	844
Balance as of December 31, 2014	—	—	(18)	(18)
Balance as of December 31, 2014 (US$’000)	—	—	(3)	(3)

* Subsequent to the senior management’s resignation in September 2014, these companies ceased to be related parties of the Company.

20.                     ISSUANCE OF ORDINARY SHARES FROM EQUITY OFFERING

In March 2014, the Company issued 24,894,647 ordinary shares to a group of institutional investors for an aggregate cash consideration of RMB158,044,000 (US$25,472,000). In addition, the group of institutional investors purchased 28,960,922 ordinary shares from the Company’s existing shareholders for a total cash consideration of RMB183,858,000 (US$29,633,000) which was paid to the selling shareholders through the Company.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

21.                             RESTRICTED NET ASSETS (CONTINUED)

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividend payments, loans or advances. As of December 31, 2013 and 2014, the Company had appointed RMB1,326,000 and RMB1,326,000 (US$214,000), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2014, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB448,594,000 (US$72,300,000).

22.                             LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	For the Year Ended December 31,
	2012	2013	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net loss attributable to ordinary shareholders:	(16,991)	(34,229)	(6,841)	(1,103)

Denominator:
Number of shares outstanding, opening	364,813,932	362,102,972	373,380,252	373,380,252
Weighted average number of shares issued	136,676	813,568	53,904,519	53,904,519
Weighted average number of shares repurchased	(1,169,733)	—	(23,882,843)	(23,882,843)
Weighted-average number of shares outstanding – Basic	363,780,875	362,916,540	403,401,928	403,401,928
Weighted-average number of shares outstanding – Diluted	363,780,875	362,916,540	403,401,928	403,401,928

Loss per share
-Basic	(0.05)	(0.09)	(0.02)	(0.00)
-Diluted	(0.05)	(0.09)	(0.02)	(0.00)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2012, 2013 and 2014 as their effects would be anti-dilutive.

During 2014, the Company issued 31,379,008 treasury stock to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. During 2014, treasury stock has been used to settle the exercise of 11,417,152 share options and 2,371,200 shares of restricted shares vested, respectively. As of December 31, 2014, 17,590,656 ordinary shares have not been used in the settlement of stock option awards.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

23.                               FAIR VALUE MEASUREMENT

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

In accordance with ASC 820, the available-for-sale investment of the mutual fund is classified within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis. The available-for-sale investments in preferred shares of Investee C and convertible loan of investee D are classified within Level 3 and determined based on discounted cash flow model using the discount curve of market interest rates. The fair value of the investments was determined by management with the assistance of an independent third party valuation firm.

The following table presents a reconciliation of the financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Investment in the Investee C
RMB’000
Fair value at January 1, 2013	1,716
Changes in fair value*	(1,716)
Fair value at December 31, 2013 and 2014	—
Fair value at December 31, 2014 (US$’000)	—

*              The company has written off the investment in Investee C, given the decline in value is other-than-temporary.

Investment in the Investee D
RMB’000
Fair value at January 1 and December 31, 2013	—
Investment during 2014	3,068
Changes in fair value	—
Transfers in and/or out of Level 3	—
Fair value at December 31, 2014	3,068
Fair value at December 31, 2014 (US$’000)	494

The Company’s valuation techniques used to measure the fair value were derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment will be recorded in other comprehensive income.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

24.                               COMMITMENTS AND CONTINGENCIES

(a) Operating Leases

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Total rental expense under all operating leases was RMB15,621,000, RMB19,806,000 and RMB20,568,000 (US$3,315,000) for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, the Company had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	December 31, 2014
	RMB’000	US$’000

2015	19,233	3,100
2016	17,276	2,784
2017	6,824	1,100

	43,333	6,984

(b) Purchase Commitments

As of December 31, 2014, the Company had outstanding purchase commitments in relation to bandwidth and cloud infrastructure of RMB411,116,000 (US$66,260,000).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

25.          CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2013	2014
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	117,626	73,408	11,831
Restricted cash	60,000	—	—
Prepaid expenses and other current assets	9,477	2,256	363
Short term investment	24,636	25,219	4,065

Total current assets	211,739	100,883	16,259

Non-current assets:
Property and equipment, net	8,359	5,565	897
Long term investments	13,847	16,539	2,666
Investments in subsidiaries and consolidated VIEs	423,804	714,317	115,127

Total non-current assets	446,010	736,421	118,690

TOTAL ASSETS	657,749	837,304	134,949

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses and other payables	4,616	2,357	380

Total current liabilities	4,616	2,357	380

Total liabilities	4,616	2,357	380

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 374,464,476 and 430,738,131 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	282	310	50
Additional paid-in capital	1,247,730	1,424,075	229,519
Treasury stock	(73,101)	(41,940)	(6,760)
Statutory reserves	1,326	1,326	214
Accumulated deficit	(524,261)	(550,610)	(88,742)
Accumulated other comprehensive income	1,157	1,786	288

Total shareholders’ equity	653,133	834,947	134,569

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	657,749	837,304	134,949

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

25.      CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

General and administrative expenses	(9,210)	(14,072)	(8,189)	(1,320)
Impairment of an available-for-sale investment	—	(1,217)	—	—

Operating loss	(9,210)	(15,289)	(8,189)	(1,320)

Interest income	657	1,075	2,727	440
Other income	680	6	—	—
Foreign exchange (loss) gain	(2,437)	(6,608)	8,213	1,324
Share of losses from subsidiaries and consolidated VIEs	(6,681)	(13,413)	(9,592)	(1,547)

loss before income taxes	(16,991)	(34,229)	(6,841)	(1,103)

Net loss	(16,991)	(34,229)	(6,841)	(1,103)

Foreign currency translation	29	(1,975)	46	7
Unrealized gain from available-for-sale investments	1,594	1,821	583	94
Amounts reclassified from accumulated other comprehensive income	(224)	(1,912)	—	—

Total other comprehensive income (loss), net of tax	1,399	(2,066)	629	101
Comprehensive loss	(15,592)	(36,295)	(6,212)	(1,002)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

25.      CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Net cash used in operating activities	(108,007)	(40,370)	(1,120)	(181)

Cash flows from investing activities:
Purchases of property and equipment	(5,716)	—	—	—
Cash given to subsidiaries and consolidated VIEs	—	(12,240)	(283,068)	(45,622)
Cash paid for long term investment	(3,000)	(4,815)	(2,692)	(434)
Cash received from sale of available-for-sale investments	18,582	57,260	—	—

Net cash provided by (used in) investing activities	9,866	40,205	(285,760)	(46,056)

Cash flows from financing activities:
Consideration paid to selling shareholders	—	—	(183,858)	(29,633)
Proceeds received on behalf of selling shareholders			183,858	29,633
Proceeds from issuance of ordinary shares	—	—	158,044	25,472
Proceeds from employee share options exercised	3,351	15,683	13,975	2,252
Cash guaranteed as restricted cash	—	(60,000)	60,000	9,670
Payment for repurchase of ordinary shares	(9,463)	—	—	—
Payment of dividend	(130)	—	—	—

Net cash (used in) generated by financing activities	(6,242)	(44,317)	232,019	37,394

Net decrease in cash and cash equivalents	(104,383)	(44,482)	(54,861)	(8,843)
Cash and cash equivalents at beginning of the year	269,859	164,024	117,626	18,958
Effect of foreign exchange rate changes on cash	(1,452)	(1,916)	10,643	1,716
Cash and cash equivalents at end of the year	164,024	117,626	73,408	11,831

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

25.      CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

(a)  Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries and VIEs. The Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their income as “Share of losses from subsidiaries and Consolidated VIEs” on the statements of comprehensive loss. The PRC subsidiary and VIEs have restrictions on their ability to pay dividends to the Company under PRC laws and regulations (Note 21). The subsidiaries and VIEs did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b)  Commitments

The Company does not have a significant commitments or long-term obligations as of any of the periods presented.