Form 20-F
period 2015-12-31
ChinaCache International Holdings Ltd.
filed 2016-04-27
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

400,069,875 ordinary shares, par value US$0.0001 per share, as of December 31, 2015.

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

☐ Yes   ☐ No

INTRODUCTION

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•                  ·               “ADSs” refers to American depositary shares, each of which represents 16 ordinary shares;

•                  ·               “ChinaCache,” “we,” “us,” “our company,” and “our” refer to ChinaCache International Holdings Ltd., its subsidiaries and its consolidated variable interest entities;

•                  ·               “China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;

•                  ·               “Renminbi” or “RMB” refers to the legal currency of China;

•                  ·               “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•                  ·               “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2013, 2014 and 2015 and our balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the year ended December 31, 2011 and 2012 and our balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Income (Loss) Data:
Net Revenues:
Third party customers	618,422	801,189	1,103,243	1,384,273	1,353,627	208,964
A related party customer	—	12,543	—	—	—	—
Total Net Revenues:	618,422	813,732	1,103,243	1,384,273	1,353,627	208,964
Cost of revenues (1)(4)	(432,736)	(559,460)	(756,617)	(966,558)	(1,041,412)	(160,766)
Gross profit	185,686	254,272	346,626	417,715	312,215	48,198
Other operating income	—	—	—	—	13,911	2,147
Operating expenses: (1)
Sales and marketing expenses(1)	(72,040)	(87,597)	(124,578)	(127,843)	(115,621)	(17,849)
General and administrative expenses (1)	(54,522)	(83,379)	(129,846)	(144,003)	(202,518)	(31,263)
Provision for doubtful accounts receivable	(2,786)	(22,736)	(23,722)	(46,977)	3,892	600
Transaction tax on assets transfer	—	—	—	—	(27,733)	(4,281)
Research and development expenses (1)	(40,952)	(68,523)	(102,704)	(116,381)	(103,110)	(15,917)
Impairment of available-for-sale investment	—	—	(1,217)	—	—	—
Post-acquisition settlement consideration	(7,158)	—	—	—	—	—

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Operating income (loss)	8,228	(7,963)	(35,441)	(17,489)	(118,964)	(18,365)
Interest income	2,233	1,844	2,513	5,529	4,618	713
Interest expense	(1,254)	(1,340)	(3,584)	(8,220)	(13,158)	(2,031)
Other (expense) income	(5,165)	(1,758)	6,886	6,298	2,991	462
Foreign exchange (loss) gain	(4,411)	(1,481)	(3,308)	3,944	13,164	2,032
Loss from continuing operations before income taxes	(369)	(10,698)	(32,934)	(9,938)	(111,349)	(17,189)
Income tax (expense) benefit	(11,145)	(6,293)	(1,295)	3,097	22,614	3,491
Net loss from continuing operations	(11,514)	(16,991)	(34,229)	(6,841)	(88,735)	(13,698)
Income from discontinued operations (including gain on disposal of Shanghai JNet) (2)	31,977	—	—	—	—	—
Net income (loss)	20,463	(16,991)	(34,229)	(6,841)	(88,735)	(13,698)
Net loss attributable to the noncontrolling interest	—	—	—	—	(44)	(7)
Net income (loss) attributable to the Company’s shareholders	20,463	(16,991)	(34,229)	(6,841)	(88,691)	(13,691)
Loss per ordinary share:
Net loss from continuing operations	(0.03)	(0.05)	(0.09)	(0.02)	(0.22)	(0.03)
Income from discontinued operations	0.08	—	—	—	—	—
Basic	0.05	(0.05)	(0.09)	(0.02)	(0.22)	(0.03)
Net loss from continuing operations	(0.03)	(0.05)	(0.09)	(0.02)	(0.22)	(0.03)
Income from discontinued operations	0.08	—	—	—	—	—
Diluted	(0.05)	(0.05)	(0.09)	(0.02)	(0.22)	(0.03)
Loss per ADS(3)
Net loss from continuing operations	(0.48)	(0.75)	(1.51)	(0.27)	(3.49)	(0.54)
Income from discontinued operations	1.28	—	—	—	—	—
Basic	0.80	(0.75)	(1.51)	(0.27)	(3.49)	(0.54)
Net loss from continuing operations	(0.48)	(0.75)	(1.51)	(0.27)	(3.49)	(0.54)
Income from discontinued operations	1.28	—	—	—	—	—
Diluted	(0.80)	(0.75)	(1.51)	(0.27)	(3.49)	(0.54)
Shares used in basic loss per share computation	381,984,517	363,780,875	362,916,540	403,401,928	407,149,509	407,149,509
Shares used in diluted loss per share computation	381,984,517	363,780,875	362,916,540	403,401,928	407,149,509	407,149,509

(1)         Includes share-based compensation expenses as follows:

	For the year ended December, 31
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	4,047	2,896	1,665	951	3,670	567
Sales and marketing expenses	9,669	6,917	3,853	2,167	2,882	445
General and administrative expenses	8,968	3,219	3,833	10,612	38,796	5,989
Research and development expenses	4,272	3,056	2,501	3,307	3,258	503
Total share-based compensation expenses included in cost of revenues and operating expenses	26,956	16,088	11,852	17,037	48,606	7,504

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

(3)         Each ADS represents 16 ordinary shares.

(4)         Includes amount to related parties of RMB1.6 million, nil and RMB0.1 million for the years ended December 31, 2013, 2014 and 2015, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	For the year ended December, 31
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	392,535	317,137	338,092	375,879	606,796	93,673
Accounts receivable, net	156,215	230,199	306,237	319,494	243,431	37,579
Assets held for sale	—	—	—	—	1,060,543	163,720
Total current assets	578,007	600,842	786,751	864,815	1,986,857	306,719
Property, plant and equipment, net	154,903	179,239	240,650	418,886	499,946	77,178
Cloud infrastructure construction in progress	—	—	12,236	283,475	—	—
Intangible assets, net	—	3,368	5,563	10,321	10,898	1,682
Total assets	847,008	900,890	1,167,168	1,731,208	2,618,616	404,245
Liabilities held for sale	—	—	—	—	1,014,449	156,604
Total current liabilities	179,499	235,641	511,908	864,105	1,779,700	274,739
Total liabilities	179,499	239,001	514,035	896,261	1,896,929	292,836
Total shareholders’ equity	667,509	661,889	653,133	834,947	721,687	111,409

Exchange Rate Information

A majority of our operations are conducted in China and our revenues are mainly denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 15, 2016, the certified exchange rate was RMB6.4730 to US$1.00.

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

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 15, 2016)	6.4730	6.4713	6.4810	6.4776

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

We have a history of net losses. For the three years ended December 31, 2013, 2014 and 2015, we had net losses of RMB34.2 million, RMB6.8 million and RMB88.7 million (US$13.7 million), respectively. As of December 31, 2015, we had an accumulated deficit of RMB663.5 million (US$102.4 million). We cannot anticipate when, if ever, we will become profitable. Although we have improved efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. Furthermore, we expect our costs and expenses to increase as we continue to expand our business and operations. If we are unable to generate revenues that significantly exceed our costs and expenses, we may continue to incur losses in the future.

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

We invest heavily in capital equipment and infrastructure to increase our network capacity. For example, we had capital expenditures of RMB139.6 million, RMB259.3 million and RMB417.8 million (US$64.5 million) in 2013, 2014 and 2015, respectively, which relate to our additions of intangible assets and property and equipment. In 2016 and beyond, we expect to increase our costs and expenses, including investments in infrastructure and additional bandwidth, servers and other equipment. In particular, we launched and plan to continue the development of our High Performance Cloud Cache, or HPCC, and Bandwidth Schedule Platform to optimize bandwidth usage and improve network efficiency. We expect these projects, upon completion, to result in substantial reduction in our future operation expenses and capital expenditures on equipment but because the aforementioned technologies are relatively new, we cannot assure you that their implementation will benefit us with the cost and expense reduction as expected, or at all. Furthermore, our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we may not accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2013, 2014 and 2015, 11.0%, 9.8% and 24.7%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer. In addition, we plan to attract additional customers for our cloud infrastructure and charge fees for facilities development and/or on-going management and operation. If we cannot attract enough customers for our cloud infrastructure project, we may not be able to recoup our investments and our profitability in connection with this business line will suffer adverse impact, which will in turn affect our overall results of operation.

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

If we are unable to successfully develop new services and enhancements to existing services or fail to predict and respond to emerging technological trends and customers’ changing needs, our results of operations may suffer.

The market for content and application delivery services is characterized by rapidly changing technology, evolving customer needs and requirements, and frequent new product and service introductions. Our results of operations depend on our ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. We must commit significant resources to developing new services or enhancements to our existing services before we are able to develop services that are widely accepted by the market. For example, individuals are increasingly using mobile devices to access internet content. Our ability to provide new and innovative solutions to address challenges posed by mobile device users is important to our future growth potential. Furthermore, we may not successfully execute our technology initiatives or our new services initiatives, such as the internet exchange and data center business, because of unexpected complexities in planning or timing, technical hurdles that we fail to overcome in a timely manner, misunderstandings about market demand or a lack of appropriate resources.  In 2015, we experienced an interruption in our services to our clients as a result of technical difficulties we had when migrating our services from our existing platform to our high capacity platform.  Due to the resulting decrease in user traffic, our revenue from this line of business was adversely affected in 2015.  Since then, we have implemented system improvement measures to tackle these issues. However, because the technology underlying our HPCC platform is relatively new, we may face new technical issues in the future.  If we fail to timely and effectively address those issues as they arise, our system performance may be affected resulting in decrease in customer traffic and loss in our number of customers. This may in turn materially and adversely affect our results of operations.  Failures in execution or market acceptance of new services we introduce could also result in competitors providing those solutions before we do, which could lead to loss of market share, revenues and earnings.

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

During any given fiscal period, a relatively small number of customers typically account for a significant percentage of our revenue. Our five largest customers contributed 32.6%, 31.5% and 37.5% of our total net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. Our large customers may decrease the amount of services they purchase from us or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.9% in 2015. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

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

We compete in a market that is intensely competitive and rapidly changing. We have experienced and expect to continue to experience intense competition. In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology, 21Vianet, which acquired FastWeb in 2012, and Alibaba, which launched its Ali Cloud CDN services in 2014. Although multinational companies currently do not have a significant presence in the content and application delivery services market in China, in part due to regulatory restrictions in China’s telecommunications sector, we may face competition from multinational companies if regulatory restrictions in China are lifted in the future. Also, as a result of the growth of the content delivery services market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Some of our current or potential competitors may have greater financial, marketing and other resources than we do and may have stronger governmental support. Some of our competitors may offer lower prices on competing services in order to gain market share. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Furthermore, some of our current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that we offer. Increased competition could result in price reductions and revenue decline, loss of customers and loss of market share, which could harm our business, financial condition and results of operations.

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

We may be unsuccessful in identifying and consummating future acquisitions and strategic investments, which could impair our growth potential. In addition, future acquisitions and strategic investments will require the use of our available cash or dilutive issuances of securities. We may also experience significant turnover from the acquired operations or from our current operations as we integrate businesses. Such difficulties in identifying and consummating future acquisitions and strategic investments or any difficulties encountered in integrating current and future acquisitions may have a material and adverse effect on our business, results of operations or financial condition.

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

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 41 patents, 23 PRC patent applications, two PCT patent applications and 23 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenues, increased expenses, increased investment in capital equipment or the acquisition of significant businesses or technologies. In addition, although we have completed building constructions for our cloud infrastructure, we may need to incur substantial investments in the future to equip the buildings with hardware according to potential customers’ specifications. Also, we utilized the funds prepaid by people.cn and Beijing Federation of Supply and Marketing Cooperatives, or BFSMC, for the construction of the buildings to be sold to people.cn and BFSMC.  In the event where we cannot successfully complete the sale of the data center buildings to purchasers like people.cn and BFSMC, those purchasers may demand the repayment of their prepayment and thus affecting our cash position. In particular, under our framework agreement with BFSMC, we agree to turn over the subject building by September 2015.  The construction of such building, however, has not yet been completed as of the date of this annual report and the turnover of the building is subject to requisite governmental approvals. BFSMC has not demanded any repayment from us as of the date of this annual report.  If, however, BFSMC successfully claims repayment by us of their prepayment, our cash position will be materially and adversely affected.  We believe that our cash and cash equivalents, and anticipated cash from operating activities will be sufficient to fund our operations and proposed capital expenditures for at least the next 12 months. If for unforeseen circumstances we do need to obtain additional funding, it may not be available on commercially reasonable terms, if at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we are able to find outside funding sources, we may be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We may also be required to take other actions that could lessen the value of our ADSs, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our capabilities or cease operations in certain jurisdictions or completely. Similarly, if we are unable to generate or raise capital that is sufficient to fund proposed investments in our cloud infrastructure hardware, we may not be able to provide our customers with cloud data centers that meet their requirements. We may, as a result, not be able to fully implement our cloud infrastructure strategy.

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

Beijing Blue I.T. had previously been entitled to a reduced 15% income tax rate from 2008 through 2010, due to its qualification of the “high and new technology enterprise” status in December 2008. In January 2011, Beijing Blue I.T. lost its status as a result of failing to apply for a timely renewal of such qualification. In 2013, Beijing Blue I.T. was recognized as “high and new technology enterprise” again and is eligible for a preferential tax rate of 15% effective retrospectively from 2012 to 2014. In July 2015, Beijing Blue I.T. was recognized as a “high and new technology enterprise” and is eligible for a preferential tax rate of 15% effective from 2015 to 2018.

In May 2013, Beijing Blue I.T. was recognized as a key software enterprise covered by the national planning layout scheme, or Key Software Enterprise, jointly by the National Development and Reform Commission, the Ministry of Industry and Information Technology, or the MIIT, Ministry of Commerce and State Administration of Taxation, which entitled it to enjoy a preferential income tax rate of 10% for 2011 and 2012. Beijing Blue I.T. has applied for “Key Software Enterprise” status for 2013 and 2014 and received official approval as “Key Software Enterprise” in December 2013, and therefore is eligible for a preferential tax rate of 10% for 2013 and 2014. According to a Circular issued by the MIIT and the SAT on Matters relating to Preferential Corporate Income Tax Policies for Software Enterprises in May 27, 2015, the recognition of “Key Software Enterprise” was stopped since May 2015, and Beijing Blue I.T. subsequently lost the “Key Software Enterprise” status. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC.”

If our preferential tax treatment of ChinaCache Beijing and Beijing Blue I.T. become unavailable, our income tax expenses would increase, which may have a material adverse effect on our net income and results of operations.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of December 31, 2015, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

We have granted, and may continue to grant, stock options and restricted shares under our stock incentive plans, resulting in increased share based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011. There were options to purchase 13,760,054 of our ordinary shares and 44,406,588 shares as restricted shares in accordance with these plans granted and outstanding as of December 31, 2015. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.” For the years ended December 31, 2013, 2014 and 2015, we recorded RMB11.9 million, RMB17.0 million and RMB48.6 million (US$7.5 million), respectively, in share-based compensation expenses for employees. If we grant more stock options to attract and retain key personnel, the expenses associated with share based compensation may adversely affect our results of operations. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications business (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011 and in 2015, respectively, and other applicable laws and regulations.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries, ChinaCache Beijing and Xin Run, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our content and application delivery total solution business in China through a set of contractual arrangements with each of Beijing Blue I.T. and Beijing Jingtian and their respective shareholders. These contractual arrangements provide us with effective control over Beijing Blue I.T. and Beijing Jingtian. For a description of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.”

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations; (ii) each of the documents under the contractual arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect and (iii) the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the above circular. Accordingly, there can be no assurance that the PRC regulatory authorities that regulate providers of content and application delivery services and other participants in the telecommunications industry, in particular, the MIIT, will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

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

Pursuant to the share pledge agreements which our wholly owned subsidiary ChinaCache Beijing has entered into with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders, the shareholders of Beijing Blue I.T. and Beijing Jingtian have agreed to pledge their respective equity interests in Beijing Blue I.T. and Beijing Jingtian to ChinaCache Beijing to secure Beijing Blue I.T.’s and Beijing Jingtian’s performance of their obligations under the relevant contractual arrangements. The rest of the share pledges of Beijing Blue I.T. and Beijing Jingtian under these share pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

In addition, when registering the pledges over the equity interests under the share pledge agreements with the local branch of SAIC, the amount of secured liabilities as stated on the application forms was RMB20 million for Beijing Blue I.T. and RMB10 million for Beijing Jingtian, corresponding to the pledged equity interests. The share pledge agreements with the shareholders of Beijing Blue I.T. provide that the pledged equity interest shall constitute continuing security for any and all of the payment obligations under all of the principal service agreements. The share pledge agreements with the shareholders of Beijing Jingtian provide that the pledged equity interest shall constitute continuing security for any and all of payment obligations, including payment of consulting and service fees, under the business cooperation agreement. However, it is possible that a PRC court may take the position that RMB10 million or RMB20 million, as applicable, represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the share pledge agreements and are in excess of RMB10 million or RMB20 million, as applicable, could be determined by the PRC court as unsecured debt, which takes secondary priority comparing with other creditors with secured debts.

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

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council effective from September 2000, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT in January 2015, Beijing Blue I.T. is permitted to carry out its domestic internet virtual private networks business, content and application delivery business and its internet data center business under the first category of “value-added telecommunications business.” and internet access business under the second category of “value-added telecommunications business”.

However, since China’s content and application delivery services market is at an early stage of development, the scope of content and application delivery businesses has been expanding constantly and the concept of content and application delivery services is evolving. We have been continuously developing our content and application delivery business to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. We cannot assure you that PRC governmental authorities will continue to deem of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the VAT license of Beijing Blue I.T. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing license. Further, we cannot assure you that Beijing Blue I.T. will be able to successfully renew its VAT license upon its expiration, or that its VAT license will continue to cover all aspects of our content and application delivery business and operations upon its renewal. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the content and application delivery business or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in Beijing Blue I.T. being disqualified from carrying out its current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our operations are conducted in China and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and allocation of resources. While the PRC economy has grown significantly over the past several decades, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has been slowing. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “— Risks Related to Our Corporate Structure” and “Item 4. Information on the Company — Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations, and (ii) a 10% withholding tax may be imposed on dividends we pay to our non-PRC resident shareholders and a 10% PRC tax may apply to gains derived by our non-PRC resident shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income. Similarly, such unfavorable tax consequences could apply to our subsidiaries outside China, including ChinaCache North America Inc. and ChinaCache Network (Hong Kong) Limited or their overseas subsidiaries if they are deemed to be “resident enterprises” by the PRC tax authorities. Notwithstanding the foregoing provisions, the Enterprise Income Tax Law also provides that the dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. If our Cayman Islands holding company is deemed a “resident enterprise” for PRC enterprise income tax purposes, the dividends it receives from its PRC subsidiaries, ChinaCache Beijing and Xin Run, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued a SAT Circular 59 in April 2009, and the SAT issued a SAT Circular 698 in December 2009. Both SAT Circular 59 and Circular 698 became effective retroactively on January 1, 2008, and a Public Notice 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

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

In April 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No.19, which came into effect as of June 1, 2015. Circular No. 19 provides that, among other things, a foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis. However, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business; (ii) investing in securities; (iii) extending entrusted loans or paying off loans extended or assumed by other companies; or (iv) purchasing real estate properties not for self-use except where the foreign invested company is a company approved to engage in real estate development business.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We and our PRC resident employees who participate in our stock incentive plan are subject to these regulations. We have registered our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Stock Incentive Plan with Beijing branch of SAFE. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company— Business Overview—Regulation—Regulations on Employee Stock Options Granted by Listed Companies.”

Our ability to transfer ownership of the buildings of our cloud infrastructure may be restricted if we fail to obtain requisite governmental approvals.

In March 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing, upon which we plan to partner with our clients to construct cloud infrastructure. We have entered into agreements with two clients, pursuant to which they agreed to purchase part of the cloud infrastructure from us. The final sales agreements with people.cn will be entered into after the requisite governmental approvals are obtained and the turnover of the building to BFSMC is also subject to such requisite governmental approvals. The land we acquired for the development of our cloud infrastructure is categorized as land for industrial use and hence the transfer of ownership of the buildings constructed on such land, along with relevant land use rights, is subject to the prior approval by multiple administrative authorities. If we fail to obtain such approvals, our ability to transfer ownership of the buildings in our cloud infrastructure to potential investors or clients will be restricted and our financial condition may thereby be adversely affected. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Transfer of Real Estate Properties”.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on October 1, 2010, the market prices of our ADSs have ranged from US$3.50 to US$35.00 per ADS, and the last reported trading price on April 26, 2016 was US$8.23 per ADS.

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

We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Depending upon the value of our assets, the market value of our ADSs and ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”), for United States federal income tax purposes. Based on our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and we do not expect to be a PFIC for the current taxable year or any future taxable year. However, we can give no assurances in this regard as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information— Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information, see “Item 10.E. Additional Information— Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in China through our wholly-owned subsidiaries and VIEs in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for the holders of our ADSs to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws or otherwise. Even if the holders of our ADSs are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render the holders of our ADSs unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

In January 2015, ChinaCache Ireland established a branch office in London. In March 2016, we incorporated ChinaCache Networks (UK) Limited in the United Kingdom and are in the process of transferring our Ireland operations to this U.K. subsidiary.

In September 2015, Xin Run increased its registered capital by US$202,000, which was subscribed by Tianjin Shuishan Technology Co., Ltd (“Tianjin Shuishan”), a PRC company owned by Mr. Song Wang and Ms. Jean Xiaohong Kou. As a result, Xin Run was converted from a wholly foreign owned enterprise to a sino-foreign joint venture. In November 2015, we entered into definitive agreements for Xin Run to sell 60% of Xin Run’s equity interest to three investors, including Tianjin Shuishan, for a total consideration of RMB375.0 million. After the completion of the transaction, we will, through a subsidiary, own 40% equity interest in Xin Run and will cease to consolidate the results of Xin Run and its subsidiaries.

In February 2016, we entered into a Strategic Cooperation Framework Agreement with CITIC Telecom International CPC Limited and CITIC Networks Co., Ltd.. The agreement establishes a framework under which the parties agree to collaborate in the areas of domestic and international data transmission and communications, internet exchange (IX) related services, CDN services, data center development and operation, and other value-added services, such as cloud products and services.

Our principal executive offices are located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuixianqiao North Road, Chaoyang District, Beijing, PRC. Our telephone number at this address is +86 10 6408 4466. Beijing Blue I.T. currently has 13 branch offices in 13 cities in China, namely, Beijing, Tianjin, Shenyang, Harbin, Shanghai, Nanjing, Guangzhou, Shenzhen, Wuhan, Chongqing, Chengdu, Xi’an and Taiyuan. ChinaCache Beijing currently has one branch office in Tianjin, and Xin Run currently has one branch office in Tianjin. We have four subsidiaries outside of mainland China, namely ChinaCache North America, Inc., established in California, the United States in August 2007, and ChinaCache Networks (Hong Kong) Limited, established in Hong Kong in April 2008, Metasequoia Investment Limited, established in the British Virgin Islands in March 2012, and ChinaCache Ireland Limited, established in Ireland in November 2013. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

Internet Exchange and Data Center Services

We have formed a strategic cooperation with an industry leading independent internet exchange to jointly develop an internet exchange in China to be branded “CHN-IX”.  Upon completion, CHN-IX is expected to provide interconnected data center platform and internet exchange related services for domestic Chinese and international ISPs, cloud and IT services providers, content providers, financial companies, enterprises and network, online games operators and mobile services providers to promote efficient exchanges of internet traffic and interconnections with lower operating cost and increased business opportunities.  In January 2016, Xin Run entered into joint venture agreements with Henan Zhongfu Industrial Corporation, or Zhongfu, to jointly develop internet data centers to tap into the growing demand for IDC services in Henan.  The joint venture is expected to take advantage of the low-cost land and electric resources in Gongyi city, Henan Province in China, to develop internet data centers. Zhongfu agrees to contribute land, electricity and the majority of capital to the joint venture, and Xin Run agrees to primarily provide expertise in the areas of data center technology, market development, project management and data center operating and maintenance services.

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

Cloud Infrastructure Development

In early 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing and intended to develop cloud infrastructure in collaboration with our clients. In December 2015, we entered into definitive agreements for Xin Run, which owns and operates ChinaCache’s Atecsys Cloud Data Center, or Atecsys, to sell 60% of Xin Run’s equity interest to three investors, one of which being Tianjin Shuishan, for a total consideration of RMB375.0 million. After the completion of the transaction, we will, through a subsidiary, own 40% equity interest in Xin Run and will cease to consolidate the results of Xin Run and its subsidiaries. Atecsys is located in Shunyi Tianzhu Tax Free Zone in Beijing, China and is expected to become the largest International T3+ Data Center in Beijing based on the total number of server racks, which will be approximately 15,000 when completed.

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

In May 2015, we launched NovaCDN’s intuitive website: www.novacdn.com. As an extension of our self-provisioned platform, Weblucker (www.webluker.com), NovaCDN provides world-class one-stop CDN solutions, Internet Content Provider (ICP) licenses and cloud hosting services for international customers.

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

Customers and Customer Support

Our customer base has increased from 2,031 active customers as of December 31, 2014 to 2,169 active customers as of December 31, 2015 and includes some of China’s and the world’s leading companies in the areas of media, mobile internet, online game, e-commerce, internet and software, enterprises, financial institutions and government agencies.

In 2013, 2014 and 2015, our five largest customers contributed 32.6%, 31.5% and 39.2% of our total net revenues, respectively. We anticipate that our customer base will continue to grow and our customer concentration to decline as we acquire additional customers.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2013, 2014 and 2015, 87.4%, 90.2% and 75.3%, respectively, of our existing customers chose to renew their contract or enter into new contract with us.

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

Widely Deployed Servers and Dedicated Backbone

As of December 31, 2015, we deployed approximately 30,000 servers in China and over 1,280 servers overseas. In addition, we lease, through long-term contracts, dedicated optical fibers to serve as our private transmission backbone. Our private transmission backbone to connect directly to a significant portion of our nodes, designated as super nodes, each of which is interconnected with networks owned by different telecommunications carriers or ISPs. The private transmission backbone enhances the quality and scalability of our internet services and applications delivery.

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2013, 2014 and 2015, 93%, 97% and 95%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

We have also deployed service nodes in 116 cities worldwide, with over 1,280 servers covering parts of Asia, North America, Western Europe, the Middle East and North Africa to allow our customers in China to distribute internet services and applications to end-users in those regions and vice versa. We have also obtained access to networks operated by international ISPs through contractual arrangements to further extend our services to other countries.

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

MPlus Technology.  In early 2015, we introduced the industry’s first mobile internet intelligence-aware solution named MPlus.  MPlus is a network-aware, terminal-aware and application-aware intelligence solution.  MPlus realizes intelligent acceleration through the implementation of file merge, deferred loading and HTML intelligent analysis.  MPlus extends more advantages to mobile e-commerce, mobile games, mobile social and other mobile Internet companies that generate heavy data traffic, allowing them to achieve transmission speed.  By integrating with this customized one-stop free traffic data solution, MPlus can help clients lower their operating costs while significantly enhancing the end-user experience with zero-traffic consumed. We expect MPlus to enhance mobile Internet enterprises’ competitive advantages in an increasingly competitive market.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. Therefore, we intend to continue to devote a significant amount of time and resources to carrying out our market-oriented research and development efforts.

Our internal research and development team consisted of 445 engineers as of December 31, 2015, representing approximately 39% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We send selected engineers in China to our research and development center in Silicon Valley on a regular basis for training purposes. Our North America research and development center in Silicon Valley focuses on developing our next-generation content-aware network services and provide additional resources for our North American customers. It allows us to maintain close communications with international clients and also strengthens our ability to provide services overseas while also supporting the international business development goals of Chinese companies. This research and development center’s research works mainly focus on technological developments in mobile internet, cloud computing and network safety and reliance.

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

Intellectual Property

As of the date of this annual report, we have 41 patents issued by, and 23 PRC patent applications and two PCT patent application pending with, the State Intellectual Property Offices of China, all relating to different aspects of content and application delivery service technologies. In addition, we have 23 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have 48 trademark registrations issued by, and 13 trademark applications pending with, the Trademark Bureau of the State Administration for Industry and Commerce covering our company name, logo and service.

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

We have six sales units, with each of these sales units providing our services to a particular type of customers. These six sales units are (1) internet sales unit, (2) enterprise sales unit, (3) media sales unit, (4) global business development unit, (5) operator sales unit, (6) North America sales unit, (7) Europe sales unit, (8) Asia sales unit and (9) IX sales unit.

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

Competition

In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology, and 21Vianet, which acquired FastWeb in 2012, and Alibaba, which launched its Ali Cloud CDN commercial services in 2014 to offer third-party CDN services. In March 2015, Tencent also announced its launch of TencentCloud CDN. We believe that the principal competitive factors affecting the content and application delivery services market include:

•                  performance, as measured by response time and end-user experience;

•                  quality and reliability of services;

•                  network coverage and scale;

•                  technologies and network capabilities;

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

In the Telecommunications Services Classification Catalogue 2015 version promulgated by MIIT in December 2015, the internet data service business and content and application delivery business is listed under the first category of the value-added telecommunications business. Pursuant to the Value-Added Telecommunications Business Operating License, or the VAT license, issued to Beijing Blue I.T. by the MIIT in January 2015. Beijing Blue I.T. is permitted to carry out domestic internet virtual private networks business, content and application delivery business and internet data center business under the first category of “value-added telecommunications business” and internet access business under the second category of “value-added telecommunications business.”

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

Regulation on Taxation

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the State Administration of Taxation in May and December 2013, the pilot program has been expanded nationwide. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax.  On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax.  Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

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

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business. The Guidance Catalog of Industries for Foreign Investment amended in 2015 and Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business, or Circular 196 promulgated by MIIT in June 2015 allows a foreign investor to own more than 50% of the total equity interest in an E-Commerce business.

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

We conduct our businesses in China primarily through two sets of contractual arrangements. In this regard, we have contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders. Beijing Blue I.T. holds a Cross-Regional VAT license and currently owns all necessary trademarks and domain names in connection with our business covered by its VAT license. In the opinion of Han Kun Law Offices, our PRC legal counsel, each of the documents under the VIE arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE issued Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, which became effective in June 1, 2015. SAFE Circular 13 provides that the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment will be directly reviewed and handled by banks, cancelling the administrative examination and approval procedure.

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

We are aware that our PRC resident beneficial owners subject to these SAFE registration requirements have registered with the Beijing SAFE branch and will amend the registration to reflect the recent changes to our corporate structure. However, we cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 37; nor can we ensure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.”

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

On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13. After SAFE Circular 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In March 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No.19, which effected as of June 1, 2015, supersede the SAFE Circular No.142. Circular No. 19 provides that, among other things, a foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis. However, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business; (ii) investing in securities; (iii) extending entrusted loans or paying off loans extended or assumed by other companies; or (iv) purchasing real estate properties not for self-use except where the foreign invested company is a company approved to engage in real estate development business.

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

Regulations on Transfer of Real Estate Properties

According to applicable PRC laws and regulations when a property owner transfers a building, the ownership of the building and the land use right associated with the site on which the building is situated are transferred simultaneously. Pursuant to the applicable regulations, with respect to the transfer of land use right and ownership of the above-ground buildings, the parties must enter into a transfer contract in writing and register the transfer with the relevant property administration authority within 90 days of the execution of the transfer contract. If the land is divided into several parcels during the transfer and the transferee will obtain a separate land use right certificate for each parcel of the land so divided, the transfer of land use right and the relevant transfer of the above-ground building must be approved by the relevant land and housing administration departments of relevant municipal or county level governments.

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

C.                                    Organizational Structure

The following diagram sets out details of our subsidiaries and consolidated variable interest entities as of the date of this annual report:

ChinaCache International Holdings Ltd.
(Cayman Island)
("ChinaCache Holdings")
100%
100%
100%
100%
ChinaCache North America, Inc. (California)
JNet Holdings Limited (BVI)
Metasequoia Investment Inc. (BVI)
ChinaCache Networks (Hong Kong)Limited (Hong Kong)
100%
ChinaCache Ireland Limited (Ireland)
100%
ChinaCache Networks (UK) Limited (U.K.)
100%
ChinaCache UK Establishment
Outside China
Inside China
Tianjin Shuishan Technology Co.,Limited
100%
1%
99%
ChinaCache Network Technology (Beijing)Co.,Limited ("ChinaCache Beijing")
ChinaCache Xin Run Technology (Beijing) Co.,Limited ("Xin Run")
ChinaCache Xin Run Technology (Beijing) Co.,Limited Tianjin branch
100%
100%
100%
Beijing Shouming Technology Co.,Ltd. ("Beijing Shouming ")
Beijing Shuoge Technology Co.,Ltd. ("Beijing Shuoge ")
Beijing Zhaodu Technology Co.,Ltd. ("Beijing Zhaodu ")
Beijing Blue I.T. Technologies Co.,Ltd. ("Beijing Blue I.T.")
Beijing Jingtian Technology Co.,Ltd. ("Beijing Jingtian")
Equity Interest
Contractual Arrangement

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

Exclusive Option Agreements. On September 23, 2005, ChinaCache Holdings entered into exclusive option agreements with Beijing Blue I.T. and each of its two shareholders, Mr. Song Wang and Ms. Jean Xiaohong Kou. Such agreements were amended and supplemented on May 10, 2010 and superseded by the exclusive option agreements entered into by and among ChinaCache Holdings, Beijing Blue I.T. and each of its two shareholders on January 20, 2016. Pursuant to these agreements, the shareholders irrevocably granted ChinaCache Holdings or its designated representative an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Beijing Blue I.T. The consideration in excess of the outstanding loan amount when received by the shareholders upon the exercise of the exclusive option is required to be remitted to ChinaCache Beijing in accordance with PRC law. The shareholders must remit any funds received from Beijing Blue I.T. to ChinaCache Beijing in the manner permitted under PRC law, in the event that any distributions are made by Beijing Blue I.T. pursuant to any written consents by ChinaCache Holdings. ChinaCache Holdings or its designated representative has sole discretion to decide when to exercise the option and whether in part or in full. The term of these agreements is 10 years and will expire on January 20, 2026. The agreements may be renewed for an additional 10 years at ChinaCache Holdings’ sole discretion, and the times of such renewals are unlimited.

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

Agreements that Transfer Economic Benefits to Us or Absorb Losses

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T. entered into on September 23, 2005, ChinaCache Beijing agreed to provide Beijing Blue I.T. with exclusive business support and technical and consulting services, including technical services, business consultations, intellectual property licensing, equipment or property leasing, marketing consultancy, system integration, research and development, and system maintenance in return for fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests to any intellectual properties or technologies arising out of or created during the performance of this agreement. Pursuant to the exclusive business cooperation agreement, ChinaCache Beijing and Beijing Blue I.T. entered into the exclusive technical consultation and training agreement and exclusive technical support and service agreement (both described below), under which service fees are paid by Beijing Blue I.T. to ChinaCache Beijing. The initial term of the exclusive business cooperation agreement is 10 years and it was extended for another ten years upon ChinaCache Beijing’s written confirmation in September 20 2015, which will expire on September 23, 2025. Prior to this agreement’s and subsequent agreements’ expiration dates, ChinaCache Beijing can at its sole discretion renew at a term of its choice through written confirmation.

The exclusive business cooperation agreement dated July 31, 2008 between ChinaCache Beijing and Beijing Jingtian contains terms substantially similar to those of the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T.

Exclusive Technical Consultation and Training Agreement. On September 23, 2005, ChinaCache Beijing and Beijing Blue I.T. entered into an exclusive technical consultation and training agreement. Under this agreement, ChinaCache Beijing agreed to provide Beijing Blue I.T. with evaluation and analysis of Beijing Blue I.T.’s research and development system, process and results of operations, and training service. In return, Beijing Blue I.T. agreed to pay ChinaCache Beijing service fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests arising out of or created during the performance of this agreement, whether by ChinaCache Beijing or Beijing Blue I.T., including but not limited to, patent, copyright, and know-how property. The initial term of this agreement was five years and it was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010 and was extended again for another five years upon ChinaCache Beijing’s written confirmation in September 20, 2015  which will expire on September 23, 2020. The term can be extended at the sole discretion of ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Exclusive Technical Support and Service Agreement. Pursuant to the exclusive technical support and service agreement between ChinaCache Beijing and Beijing Blue I.T., entered into on September 23, 2005, ChinaCache Beijing has the exclusive right to provide Beijing Blue I.T. with technical support and services, including but not limited to, research and development of technology, daily maintenance, monitoring, testing and malfunction resolution of Beijing Blue I.T.’s equipment, and consultation on Beijing Blue I.T.’s network equipment, products and software. In return, Beijing Blue I.T. agreed to pay ChinaCache Beijing service fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests arising out of or created during the performance of this agreement, whether by ChinaCache Beijing or Beijing Blue I.T., including but not limited to, patent, copyright, and know-how property. The initial term of this agreement was five years and it was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010 and was extended again for another five years upon ChinaCache Beijing’s written confirmation in September 20, 2015 which will expire on September 23, 2020. The term can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Equipment Leasing Agreement. Under the equipment leasing agreement between ChinaCache Beijing and Beijing Blue I.T. dated September 23, 2005, ChinaCache Beijing agreed to lease its equipment to Beijing Blue I.T. and Beijing Blue I.T. agreed to pay the rent within five business days of the first month of each quarter. Beijing Blue I.T. can only use the equipment to conduct business according to its authorized business scope. The initial term of this agreement was five years. The agreement may be renewed at ChinaCache Beijing’s sole discretion. The agreement was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010 and was extended again for another five years upon ChinaCache Beijing’s written confirmation in in September 20, 2015 which will expire on September 23, 2020. The term can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Loan Agreements. Each shareholder of Beijing Blue I.T. entered into a loan agreement on September 23, 2005 and a supplementary agreement on May 10, 2010 with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of providing capital to Beijing Blue I.T. to develop its business. In addition, ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Blue I.T. to be used for the operations of Beijing Blue I.T. The term of the loan agreement is ten years and it was extended for another ten years upon the contracting parties’ written confirmation in September 20, 2015, which will expire on September 23, 2025. The term of the loan agreement may be extended upon mutual written consent of the parties. On January 20, 2016 each shareholder of Beijing Blue I.T. entered into another loan agreement with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB 4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of subscribe for the capital increase of Beijing Blue I.T. The term of the loan agreement is ten years and expires on January 20, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. The method of repayment shall be at the sole discretion of ChinaCache Holdings and the proceeds from the transfer of the shareholder’s equity interest in Beijing Blue I.T. to ChinaCache Holdings or another person designated by ChinaCache Holdings as permitted under PRC law shall be used to repay the loan. The shareholders shall repay the loans immediately upon certain events, including the shareholder leaving our employment, a third-party filing a claim against the shareholder which exceeds RMB100,000 or ChinaCache Holdings exercising its option to purchase the shareholder’s equity interest in Beijing Blue I.T. pursuant to the exclusive option agreement described above. Each loan agreement contains a number of covenants that restrict the actions the shareholders can take or cause Beijing Blue I.T. to take. For example, these covenants provide that the shareholder will:

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

•                  each and all of the documents under the VIE arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•                  the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits.

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

In December 2015, we entered into definitive agreements for Xin Run to sell 60% of Xin Run’s equity interest to three investors, one of which being Tianjin Shuishan, for a total consideration of RMB375.0 million. After the completion of the transaction, we will, through a subsidiary, own 40% equity interest in Xin Run and will cease to consolidate the results of Xin Run and its subsidiaries. Tianjin Shuishan will own approximately 36% of Xin Run after the completion of the transaction and the remaining equity interests of Xin Run will be owned by unrelated third parties.

D.                                    Property, Plants and Equipment

Our headquarters is located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuixianqiao North Road, Chaoyang District, Beijing 100015, PRC, where we lease approximately 10,792 square meters of office space. As of December 31, 2015, our other offices in mainland China occupied an aggregate of 1,835 square meters of leased space, and we also leased an aggregate of 8,983 square feet in the U.S., London and Hong Kong.

We have paid RMB51.7 million to acquire land use right in relation to approximately 39,000 square meters of land in Tianzhu Comprehensive Bonded Zone in Beijing. See “Item 5.A. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.” In December 2014, we entered into agreements with BFSMC, pursuant to which we agreed to sell to BFSMC one of the data center buildings with construction areas of 12,000 square meters, which will be constructed on the aforementioned land in the Tianzhu Comprehensive Bonded Zone. Under our agreements with BFSMC, we agree to turn over the subject building by September 2015.  In addition, we also agreed to lease back the building from a subsidiary of BFSMC holding the building upon the completion of the transfer. The construction of such building, however, has not yet been completed as of the date of this annual report.  In April 2014, we entered into a framework agreement with people.cn, pursuant to which we agreed to sell to people.cn one of the data center buildings to be constructed in the Tianzhu Comprehensive Bonded Zone. This building is still under construction.  The final sales agreement for the people.cn transfer will be entered into after the requisite governmental approvals are obtained. Expenditures arising out of the construction of the BFSMC and people.cn data centers are primarily funded with payments we receive from the clients.

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

A.                                    Operating Results

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had 1,697, 2,031 and 2,169 active customers as of December 31, 2013, 2014 and 2015, respectively. Revenues from our top five customers accounted for 32.6%, 31.5% and 37.5% of our total net revenues in 2013, 2014 and 2015, respectively. We anticipate that our customer base will continue to grow.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our overall customer base widened in 2013, 2014 and 2015 as compared to prior years due to an increase in the number of customers. In 2013, we witnessed growth across the board as internet traffic continued to grow. Our revenues in 2015 remained at the same level as that in 2014, mainly because our services were temporarily affected by issues arising out of the continuing HPCC platform optimization process. We intend to attract and retain more high-value customers to increase our revenues and to maintain our margin at a stable level, meanwhile, we target gradual improvement in margins as our scale continues to grow and maintain a good level of customer mix.

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

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues increased from 68.6% in 2013 to 69.8% in 2014 and to 76.9% in 2015, primarily as a result of the increase of depreciation of property and equipment. We plan to devote significant resources to enhancing the efficiency of our operations and in particular to improve our bandwidth usage. However, if we fail to effectively reduce our cost of revenues, our profitability and competitiveness will be adversely affected.

A significant component of our cost of revenues is the depreciation of our network equipment, which is related to our capital expenditures. We had capital expenditures of RMB139.6 million, RMB259.3 million and RMB417.8 million (US$64.5 million) in 2013, 2014 and 2015, respectively. We make our investment decisions based upon evaluation of a number of factors, such as the amount of bandwidth and storage that our customers may demand, the cost of the physical network equipment required to meet such requirements and the forecasted capacity utilization of our network. If we over-estimate or under-estimate future demand for our services, our results of operations may suffer.

Components of Results of Operations

Revenues

In 2013, 2014 and 2015, we generated net revenues of RMB1,103.2 million, RMB1,384.3 million and RMB1,353.6 million (US$209.0 million), respectively.

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

The number of our active customers has steadily grown in the past three years, from 1,697 as of December 31, 2013 to 2,031 as of December 31, 2014 and to 2,169 as of December 31, 2015. We categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. We experienced growth in sales to customers in the media and entertainment, internet and software, mobile internet, enterprises and e-commerce industry groups in 2013, 2014 and 2015. During any given period, a relatively small number of customers typically accounts for a significant percentage of our total net revenues.

Effective in September 2012, 6% of VAT, replaced the original 5% business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue I.T. Effective from June 2014, all services provided by Beijing Blue I.T. fall within the scope of the pilot program on telecom industry, and revenues generated by these services are subject to VAT instead of business tax. Our revenues are presented net of such VAT taxes and related charges in the same period in which the related revenues are recognized.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues
Third party customers	1,103,243	100.0%	1,384,273	100.0%	1,353,627	208,964	100.0%
Total Net Revenue	1,103,243	100.0%	1,384,273	100.0%	1,353,627	208,964	100.0%
Cost of revenues(1)(2)
Bandwidth, co-location and storage fees	640,983	58.1%	788,288	57.0%	793,498	122,495	58.6%
Depreciation of network equipment	46,680	4.2%	80,660	5.8%	133,854	20,663	9.9%
Payroll and other compensation costs of network operations personnel	45,763	4.2%	61,572	4.4%	81,309	12,552	6.0%
Other cost of revenues	23,191	2.1%	36,038	2.6%	32,751	5,056	2.4%
Total cost of revenues	756,617	68.6%	966,558	69.8%	1,041,412	160,766	76.9%
Other operating income	—	—	—	—	(13,911)	(2,147)	(1.0)%
Operating expenses(1)
Sales and marketing expenses	124,578	11.3%	127,843	9.2%	115,621	17,849	8.5%
General and administrative expenses	129,846	11.7%	144,003	10.4%	202,518	31,263	15.0%
Provision for doubtful accounts receivable	23,722	2.2%	46,977	3.4%	(3,892)	(600)	(0.3)%
Transaction tax on assets transfer	—	—	—	—	27,733	4,281	2.0%
Research and development expenses	102,704	9.3%	116,381	8.4%	103,110	15,917	7.6%
Impairment of available-for sale investment	1,217	0.1%	—	—	—	—	—
Total operating expenses	382,067	34.6%	435,204	31.4%	445,090	68,710	32.8%
Allocation of share-based compensation expense
Cost of revenues	1,665	14.1%	951	5.6%	3,670	567	7.6%
Sales and marketing expenses	3,853	32.5%	2,167	12.7%	2,882	445	5.9%
General and administrative expenses	3,833	32.3%	10,612	62.3%	38,796	5,989	79.8%
Research and development expenses	2,501	21.1%	3,307	19.4%	3,258	503	6.7%
Total share-based compensation expenses included in cost of revenues and operating expenses	11,852	100.0%	17,037	100.0%	48,606	7,504	100.0%

(1)         Includes share-based compensation expenses as follows:

(2)         Includes amount to related parties of RMB1.6 million, nil and RMB0.1 million for the year ended December 31, 2013, 2014 and 2015, respectively.

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

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2013, 2014 and 2015, 93%, 97% and 95%, respectively, of our bandwidth, co-location and data storage were purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consists of the depreciation associated with our network servers and optical fiber cables that serve as our private transmission backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an independent third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million (US$2.0 million) in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Depreciation of network equipment and amortization of intangible assets increased from RMB46.7 million in 2013 to RMB80.7 million in 2014 and further to RMB133.9 million (US$20.7 million) in 2015. Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB139.6 million, RMB259.3 million and RMB417.8 million (US$64.5 million) in 2013, 2014 and 2015, respectively.

Our cost of revenues increased from RMB756.6 million in 2013 to RMB966.6 million in 2014, and to RMB1,041.4 million (US$160.8 million) in 2015. Our cost of revenues as a percentage of our total net revenues increased from 68.6% in 2013 to 69.8% in 2014 and to 76.9% in 2015. The increase from 2014 to 2015 in terms of percentage was primarily due to the increase of depreciation of property and equipment. Overall, we expect that our cost of revenues will increase as we expand our operations; however, such increase is likely to be partially offset by lower fixed costs per unit as we strive to reduce the per unit costs for bandwidth, co-location and storage fees and as we continue to enhance the efficiency of our operations.

Other Operating Income

Other operating income. Our other operating income was RMB13.9 million (US$2.1 million) for the year ended December 31, 2015, which consisted of a government subsidies under China’s broadband optimization projects.  We expect to continue to receive similar subsidies in 2016.

As a percentage of our total net revenues, our other operating income was 1.0% for the year ended December 31, 2015.

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

Our sales and marketing expenses increased from RMB124.6 million for the year ended December 31, 2013 to RMB127.8 million for the year ended December 31, 2014 and decreased to RMB115.6 million (US$17.8 million) for the year ended December 31, 2015.

As a percentage of our total net revenues, our sales and marketing expenses decreased from 11.3% for the year ended December 31, 2013 to 9.2% for the year ended December 31, 2014 and to 8.5% for the year ended December 31, 2015. Going forward, we expect our sales and marketing expenses to increase in absolute amount as we expand our business.

General and Administrative Expenses. Our general and administrative expenses primarily consist of the following:

•                  salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•                  depreciation of facilities and office equipment; and

•                  professional service expenses.

Our general and administrative expenses increased from RMB129.8 million for the year ended December 31, 2013 to RMB144.0 million for the year ended December 31, 2014 and to RMB202.5 million (US$31.3 million) for the year ended December 31, 2015.

As a percentage of our total net revenues, our general and administrative expenses decreased from 11.7% for the year ended December 31, 2013 to 10.4% for the year ended December 31, 2014 and increased to 15.0% for the year ended December 31, 2015. We expect that our general and administrative expenses in absolute amount will continue to increase.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable increased from RMB23.7 million for the year ended December 31, 2013 to RMB47.0 million for the year ended December 31, 2014 and decreased to negative RMB3.9 million (US$0.6 million) for the year ended December 31, 2015. The decrease from 2014 to 2015 was primarily due to reversals of provision for doubtful accounts receivable for certain customers.

As a percentage of our total net revenues, our provision for doubtful accounts receivable increased from 2.2% for the year ended December 31, 2013 to 3.4% for the year ended December 31, 2014 and decreased to negative 0.3% for the year ended December 31, 2015.

Transaction tax on assets transfer. Our transaction tax on assets transfer was RMB27.7 million (US$4.3 million) for the year ended December 31, 2015, which was related to an asset transaction within our company.

As a percentage of our total net revenues, our transaction tax on assets transfer was 2.0% for the year ended December 31, 2015.

Research and Development Expenses. Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses increased from RMB102.7 million for the year ended December 31, 2013 to RMB116.4 million for the year ended December 31, 2014 and decreased to RMB103.1 million (US$15.9 million) for the year ended December 31, 2015.

As a percentage of our total net revenues, our research and development expenses decreased from 9.3% for the year ended December 31, 2013 to 8.4% for the year ended December 31, 2014 and to 7.6% for the year ended December 31, 2015. We anticipate that our research and development expenses will increase as we devote more resources to developing and improving technologies to enhance our service offerings and improve operating efficiencies, especially for our continued efforts in mobile internet and enterprise solutions development.

Impairment of available-for-sale investment. Our impairment of available-for-sale was nil for the year ended December 31, 2015.

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

Fair Value of Financial Instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, short-term investments, other receivables included in prepaid expenses and other current assets, short term loan, accounts payable, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term loan approximate its fair value since it bears interest rate which approximates market interest rates. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. We, with the assistance of an independent third party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

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

Impairment of Long-lived Assets

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate potential impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. For long-lived assets held for sale, assets are written down to fair value less cost to sell. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

There were no impairment charges been provided associated with our long-lived assets for the year ended December 31, 2013, 2014 and 2015.

Long-lived assets (disposal group) to be disposed of by sale

We classify long-lived assets and disposal groups as held for sale if their carrying amounts will be recovered principally through disposal by sale rather than through continuing use. Such long-lived assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding the finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Property and equipment and intangible assets are not depreciated or amortized once classified as held for distribution.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated balance sheets.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

Available-for-sale investments

We have classified our investments in convertible redeemable investments of certain unlisted companies and mutual funds as available-for-sale in accordance with ASC320-10, Investments — Debt and Equity Securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income except for an other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investment for the years ended December 31, 2013, 2014 and 2015 were RMB1,217,000, nil and nil respectively.

Dividend and interest income, including the amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

Cost Method Investment

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments which are not in-substance common stock and hence, do not have readily determinable fair values or investments in an investee over which we do not have significant influence, we carry the investment at cost and only adjust for other-than-temporary declines in fair value and distributions of earnings that exceed our share of earnings since its investment. We regularly evaluate the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2013, 2014 and 2015, we estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

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

Hong Kong

Our subsidiary in Hong Kong, ChinaCache Network (Hong Kong) Limited, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. ChinaCache Network (Hong Kong) Limited had no taxable profits during the years ended December 31, 2013, 2014 and 2015, and accordingly we have made no provision for its income tax.

PRC

ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian and Xin Run are companies incorporated in the PRC and as such are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

Prior to the effectiveness of the new PRC Enterprise Income Tax Law on January 1, 2008, PRC companies were generally subject to PRC enterprise income tax at a statutory rate of 33%. On January 1, 2008, the new PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The PRC Enterprise Income Tax Law and related tax rules provide a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%, and in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Under the new PRC Enterprise Income Tax Law and related implementation rules, enterprises that are qualified as “high and new technology enterprises strongly supported by the State” are entitled to a reduced enterprise income tax rate of 15%. According to relevant PRC tax laws, enterprises that obtain the qualification of “Key Software Enterprises Covered by the National Planning Layout Scheme” are entitled to a reduced income tax rate of 10%. However, according to a Circular issued by the MIIT and the SAT on Matters relating to Preferential Corporate Income Tax Policies for Software Enterprises in May 27, 2015, the recognition of “Key Software Enterprise” was stopped since May 2015, and Beijing Blue I.T. subsequently lost the “Key Software Enterprise” status.

Beijing Blue I.T. obtained the Certificate of Key Software Enterprises Covered by the National Planning Layout Scheme for 2013 and 2014 in December 2013 and was therefore subject to a reduced income tax rate of 10%. Beijing Jingtian is currently subject to the statutory tax rate of 25%. From 2010 to 2012, ChinaCache Beijing was subject to a reduced tax rate of 15% due to its having received “high and new technology enterprise strongly supported by the State” status from the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation on December 24, 2010. On November 11, 2013, ChinaCache Beijing obtained the certificate of “high and new technology enterprise” jointly issued by the same governmental authorities in Beijing, with which ChinaCache Beijing will be eligible for a reduced income tax rate of 15% for fiscal years 2013, 2014 and 2015. The HNTE certificate of ChinaCache Beijing is expiring in 2016 and there exists uncertainties with the reapplication outcome. We applied 25% in deferred tax computation. In November 2012, Beijing Blue I.T. was recognized as a “high and new technology enterprise” and is eligible for a preferential tax rate of 15% effective from 2012 to 2014. In July 2015, Beijing Blue I.T. was again recognized as a “high and new technology enterprise” and is eligible for a preferential tax rate of 15% effective from 2015 to 2018.

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, ChinaCache (Hong Kong), our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from ChinaCache Beijing and Xin Run, our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and have been expanded to eight additional regions, including, among others, Beijing, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the State Administration of Taxation in May and December 2013, the pilot program has also been expanded nationwide. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax.  On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax.  Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

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

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues:
Third party customers	1,103,243	100.0%	1,384,273	100.0%	1,353,627	208,964	100.0%
A related party customer
Total Net revenues	1,103,243	100.0%	1,384,273	100.0%	1,353,627	208,964	100.0%
Cost of revenues(1)(2)	(756,617)	(68.6)%	(966,558)	(69.8)%	(1,041,412)	(160,766)	(76.9)%
Gross profit	346,626	31.4%	417,715	30.2%	312,215	48,198	23.1%
Other operating income	—	—	—	—	13,911	2,147	1.0%
Operating expenses:(1)
Sales and marketing expenses (1)	(124,578)	(11.3)%	(127,843)	(9.2)%	(115,621)	(17,849)	(8.5)%
General and administrative expenses (1)	(129,846)	(11.7)%	(144,003)	(10.4)%	(202,518)	(31,263)	(15.0)%
Provision for doubtful accounts receivable	(23,722)	(2.2)%	(46,977)	(3.4)%	3,892	600	0.3%
Transaction tax on assets transfer	—	—	—	—	(27,733)	(4,281)	(2.0)%
Research and development expenses (1)	(102,704)	(9.3)%	(116,381)	(8.4)%	(103,110)	(15,917)	(7.6)%
Impairment of available-for-sale investment	(1,217)	(0.1)%	—	—	—	—	—
Total operating expenses	(382,067)	(34.6)%	(435,204)	(31.4)%	(445,090)	(68,710)	(32.8)%
Operating loss	(35,441)	(3.2)%	(17,489)	(1.3)%	(118,964)	(18,365)	(8.7)%
Interest income	2,513	0.2%	5,529	0.4%	4,618	713	0.3%
Interest expense	(3,584)	(0.3)%	(8,220)	(0.6)%	(13,158)	(2,031)	(1.0)%
Other (expense) income	6,886	0.6%	6,298	0.5%	2,991	462	0.2%
Foreign exchange (loss) gain, net	(3,308)	(0.3)%	3,944	0.3%	13,164	2,032	1.0%
Loss before income taxes	(32,934)	(3.0)%	(9,938)	(0.7)%	(111,349)	(17,189)	(8.2)%
Income tax (expense) benefit	(1,295)	(0.1)%	3,097	0.2%	22,614	3,491	1.7%
Net loss	(34,229)	(3.1)%	(6,841)	(0.5)%	(88,735)	(13,698)	(6.5)%
Net loss attributable to the noncontrlling interest	—	—	—	—	(44)	(7)	(0.0)%
Net loss attributable to ChinaCache	—	—	—	—	(88,691)	(13,691)	(6.5)%

(1)         Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	1,665	951	3,670	567
Sales and marketing expenses	3,853	2,167	2,882	445
General and administrative expenses	3,833	10,612	38,796	5,989
Research and development expenses	2,501	3,307	3,258	503
Total share-based compensation expense included in cost of revenues and operating expenses	11,852	17,037	48,606	7,504

(2)         Includes amount to related parties of RMB1.6 million, nil and RMB0.1 million for the year ended December 31, 2013, 2014 and 2015, respectively.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues

Our net revenues decreased by 2.2% from RMB1,384.3 million for the year ended December 31, 2014 to RMB1,353.6 million (US$209.0 million) for the year ended December 31, 2015. The decrease was primarily due to the interruption of our services we experienced due to certain platform issues. The number of our active customers increased by 6.8% from 2,031 as of December 31, 2014 to 2,169 as of December 31, 2015.

Cost of Revenues

Our cost of revenues increased by 7.7% from RMB966.6 million for the year ended December 31, 2014 to RMB1,041.4 million (US$160.8 million) for the year ended December 31, 2015. The increase was primarily due to an increase in our bandwidth, co-location and storage fees of RMB5.2 million (US$0.8 million), an increase in depreciation of network equipment and amortization of intangible assets of RMB53.2 million (US$8.2 million), and an increase of our payroll and other compensation costs of network operations personnel of RMB19.7 million (US$3.0 million), partially offset by a decrease of other cost of revenues of RMB3.3 million (US$0.5 million). Cost of revenues included share-based compensation expenses of RMB3.7 million (US$0.6 million) for the year ended December 31, 2015, compared to RMB1.0 million for the year ended December 31, 2014.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2014	2015
	RMB	RMB	US$
	(in thousands)
Bandwidth, co-location and storage fees	788,288	793,498	122,495
Depreciation of network equipment and amortization of intangible assets	80,660	133,854	20,663
Payroll and other compensation costs of network operations personnel	61,572	81,309	12,552
Other cost of revenues	36,038	32,751	5,056
Total cost of revenues	966,558	1,041,412	160,766

Other Operating income

Other operating income. Our other operating income was RMB13.9 million (US$2.1 million) for the year ended December 31, 2015, which consisted of a government subsidies under its broadband optimization program.

Operating Expenses

Our operating expenses increased from RMB435.2 million for the year ended December 31, 2014 to RMB445.1 million (US$68.7 million) for the year ended December 31, 2015. We expect our operating expenses to increase as we expand our business.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 9.6% from RMB127.8 million for the year ended December 31, 2014 to RMB115.6 million (US$17.8 million) for the year ended December 31, 2015. The year-over-year decrease was primarily due to improved cost control measures implemented throughout our company.

General and Administrative Expenses. Our general and administrative expenses increased by 40.6% from RMB144.0 million for the year ended December 31, 2014 to RMB202.5 million (US$31.3 million) for the year ended December 31, 2015, primarily due to

•                  an increase of RMB28.2 million (US$4.4 million) in share-based compensation expenses associated with newly granted restricted shares in 2015;

•                  an increase of RMB20.4 million (US$3.1 million) in salary expenses related to strategic hires;

•                  an increase of RMB4.1 million (US$0.6 million) in depreciation of facilities and office equipment; and

•                  an increase of RMB4.0 million (US$0.6 million) in other tax expenses.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable was negative RMB3.9 million (US$0.6 million) for the year ended December 31, 2015, as compared to RMB47.0 million for the year ended December 31, 2014. Our provision for doubtful accounts receivable for the year ended December 31, 2015 was primarily due to a reversal of RMB14.9 million (US$2.3 million) in bad debt provision from one single customer.

Transaction tax on assets transfer. Our transaction tax on assets transfer was RMB27.7 million (US$4.3 million) for the year ended December 31, 2015, which was related to an asset transaction within our company.

Research and Development Expenses. Our research and development expenses decreased by 11.4% from RMB116.4 million for the year ended December 31, 2014 to RMB103.1 million (US$15.9 million) for the year ended December 31, 2015. The decrease was primarily due to

•                  a decrease of RMB10.3 million (US$1.6 million) in salary expenses with our improved cost control measures implemented throughout our company;

•                  a decrease of RMB6.2 million (US$1.0 million) in professional fees related to research and development and other consulting services; and

•                  partially offset by an increase of RMB3.5 million (US$0.5 million) in depreciation of facilities and office equipment.

Impairment of available-for-sale investment. Our impairment of available-for-sale investment was nil for the year ended December 31, 2015.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2015 was RMB119.0 million (US$18.4 million), as compared to operating loss for the year ended December 31, 2014 of RMB17.5 million.

Income Tax Benefit

We had income tax benefit of RMB22.6 million (US$3.5 million) for the year ended December 31, 2015, as compared to income tax benefit of RMB3.1 million for the year ended December 31, 2014. Our income tax benefit for the year ended December 31, 2015 was mainly composed of RMB2.7 million (US$0.4 million) of current income tax expense and RMB25.3 million (US$3.9 million) of deferred tax benefit.

Net Loss

As a result of the above, we had net loss of RMB88.7 million (US$13.7 million) for the year ended December 31, 2015, as compared to a net loss of RMB6.8 million for the year ended December 31, 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues

Our net revenues increased by 25.5% from RMB1,103.2 million for the year ended December 31, 2013 to RMB1,384.3 million for the year ended December 31, 2014. The increase was primarily due to the overall growth in the media and entertainment industry, internet and software industry and the growth in our number of enterprise customers. The number of our active customers increased by 19.7% from 1,697 as of December 31, 2013 to 2,031 as of December 31, 2014. In terms of revenues contributed by industry groups, we had significant growth from:

•                  media and entertainment industry (revenues increased by 28.5% to RMB398.2 million);

•                  internet and software industry (revenues increased by 29.6% to RMB315.0 million); and

•                  companies in the enterprises industries (revenues increased by 68.1% to RMB173.4 million).

Cost of Revenues

Our cost of revenues increased by 27.7% from RMB756.6 million for the year ended December 31, 2013 to RMB966.6 million for the year ended December 31, 2014. The increase was primarily due to an increase in our bandwidth, co-location and storage fees of RMB147.3 million, an increase in depreciation of network equipment and amortization of intangible assets of RMB34.0 million, an increase of our payroll and other compensation costs of network operations personnel of RMB15.8 million, as well as an increase of other cost of revenues of RMB12.8 million. Cost of revenues included share-based compensation expenses of RMB1.0 million for the year ended December 31, 2014, compared to RMB1.7 million for the year ended December 31, 2013.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2013	2014
	RMB	RMB
	(in thousands)
Bandwidth, co-location and storage fees	640,983	788,288
Depreciation of network equipment and amortization of intangible assets	46,680	80,660
Payroll and other compensation costs of network operations personnel	45,763	61,572
Other cost of revenues	23,191	36,038
Total cost of revenues	756,617	966,558

Operating Expenses

Our operating expenses increased from RMB382.1 million for the year ended December 31, 2013 to RMB435.2 million for the year ended December 31, 2014. We expect our operating expenses to increase as we expand our business.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 2.6% from RMB124.6 million for the year ended December 31, 2013 to RMB127.8 million for the year ended December 31, 2014. The year-over-year stability was primarily due to improved cost control measures implemented throughout our company.

General and Administrative Expenses. Our general and administrative expenses increased by 10.9% from RMB129.8 million for the year ended December 31, 2013 to RMB144.0 million for the year ended December 31, 2014, primarily due to

•                  an increase of RMB12.1 million in salary expenses, including share-based compensation expenses, related to strategic hires;

•                  an increase of RMB6.8 million in share-based compensation expenses associated with newly granted restricted shares and stock options in 2014; and

•                  partially offset by a decrease of RMB6.8 million in professional fees related to transactional and other consulting services.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable increased by 98.0% from RMB23.7 million for the year ended December 31, 2013 to RMB47.0 million for the year ended December 31, 2014. The increase was primarily due to an increase of RMB32.5 million in accruals for bad debt provision from one single customer from previous years.

Research and Development Expenses. Our research and development expenses increased by 13.3% from RMB102.7 million for the year ended December 31, 2013 to RMB116.4 million for the year ended December 31, 2014. The increase was primarily due to an increase of RMB11.0 million in salary expenses, including share-based compensation expenses, for continued efforts in online service solutions development.

Impairment of available-for-sale investment. Our impairment of available-for-sale investment was nil for the year ended December 31, 2014.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2014 was RMB17.5 million, as compared to operating loss for the year ended December 31, 2013 of RMB35.4 million.

Income Tax Benefit

We had income tax benefit of RMB3.1 million for the year ended December 31, 2014, as compared to income tax expense of RMB1.3 million for the year ended December 31, 2013. Our income tax benefit for the year ended December 31, 2014 was mainly composed of RMB11.8 million of current income tax expense and RMB14.9 million of deferred tax benefit.

Net Loss

As a result of the above, we had net loss of RMB6.8 million for the year ended December 31, 2014, as compared to a net loss of RMB34.2 million for the year ended December 31, 2013.

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

As of December 31, 2015, we had RMB616.2 million (US$95.1 million) in cash and cash equivalents. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	121,437	280,386	770,476	118,942
Net cash used in investing activities	(112,872)	(421,718)	(432,349)	(66,744)
Net cash provided by (used in) financing activities	15,683	177,619	(106,797)	(16,487)
Net increase in cash and cash equivalents	24,248	36,287	231,330	35,711
Effect of foreign exchange rate changes on cash	(3,293)	1,500	9,009	1,391
Cash and cash equivalents at beginning of the period	317,137	338,092	375,879	58,026
Cash and cash equivalents at end of the period	338,092	375,879	616,218	95,128

Operating Activities

Net cash provided by operating activities was RMB770.5 million (US$118.9 million) for the year ended December 31, 2015. Net cash provided by operating activities for the year ended December 31, 2015 reflects net loss of RMB88.7 million (US$13.7 million), adjusted by reconciling items in the total amount of RMB172.9 million (US$26.7 million), which primarily includes depreciation of property and equipment of RMB153.3 million (US$23.7 million), share-based compensation expenses of RMB48.6 million (US$7.5 million), deferred tax benefit of RMB25.3 million (US$3.9 million), foreign exchanges gain of RMB9.0 million (US$1.4 million), amortization of intangible assets and land use right of RMB4.3 million (US$0.7 million), and allowance for doubtful accounts of RMB3.9 million (US$0.6 million). Additional major factors that affected operating cash flows for the year ended December 31, 2015 include: (i) an increase of accrued expenses and other payables of RMB789.4 million (US$121.9 million) primarily due to the increase in advance from certain buyers of part of our cloud infrastructure; (ii) a decrease of RMB80.3 million (US$12.4 million) in accounts receivable primarily due to improved accounts receivable collection; (iii) an increase of RMB77.4 million (US$11.9 million) in prepaid expense and other current assets; (iv) a decrease of RMB50.2 million (US$7.8 million) in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (v) an increase of RMB35.0 million (US$5.4 million) in long term deposits and other non-current assets; (vi) a decrease of RMB12.6 million (US$1.9 million) in deferred government grant received; and (vii) a decrease of RMB9.3 million (US$1.4 million) in income tax payable.

Net cash provided by operating activities was RMB280.4 million for the year ended December 31, 2014. Net cash provided by operating activities for the year ended December 31, 2014 reflects net loss of RMB6.8 million, adjusted by reconciling items in the total amount of RMB143.1 million, which primarily includes depreciation of property and equipment of RMB94.8 million, allowance for doubtful accounts of RMB47.0 million, share-based compensation expenses of RMB17.0 million, deferred tax benefit of RMB14.9 million, and foreign exchanges gain of RMB3.9 million. Additional major factors that affected operating cash flows for the year ended December 31, 2014 include: (i) an increase of accrued expenses and other payables of RMB148.5 million primarily due to the increase in advance from a buyer of part of our cloud infrastructure; (ii) an increase of RMB60.2 million in accounts receivable primarily due to increased net revenue recognized; (iii) an increase of RMB52.1 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (iv) an increase of RMB19.0 million in long term deposits and other non-current assets; (v) an increase of RMB13.0 million in deferred government grant received; and (vi) an increase of RMB8.9 million in income tax payable.

Net cash provided by operating activities was RMB121.4 million for the year ended December 31, 2013. Net cash provided by operating activities for the year ended December 31, 2013 reflects net loss of RMB34.2 million, adjusted by reconciling items in the total amount of RMB113.8 million, which primarily includes depreciation of property and equipment of RMB59.9 million, allowance for doubtful accounts of RMB23.7 million, deferred tax expense of RMB13.1 million, and share-based compensation expenses of RMB11.9 million. Additional major factors that affected operating cash flows for the year ended December 31, 2013 include: (i) an increase of RMB99.7 million in accounts receivable primarily due to increased net revenue recognized; (ii) an increase of RMB97.4 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (iii) an increase of accrued expenses and other payables of RMB70.5 million primarily due to the increase of advance from customers; (iv) an increase of RMB32.0 million in long term deposits and other non-current assets; (v) an increase of RMB21.0 million in deferred government grant received; (vi) an increase of RMB19.3 million in prepaid expense and other current assets; (vii) a decrease of RMB12.1 million in income tax payable due to the entitlement of a preferential tax rate of 10% with our key software enterprise status from 2011 to 2012; (viii) an increase of RMB8.3 million in amounts due to related parties; and (ix) an increase of RMB7.8 million in accrued employee benefits.

Investing Activities

Net cash used in investing activities was RMB432.3 million (US$66.7 million) for the year ended December 31, 2015. Net cash used in investing activities for the year ended December 31, 2015 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB290.3 million (US$44.8 million) ; (ii) cash paid for purchases of property and equipment of RMB90.2 million (US$13.9 million); and (iii) cash paid for short term investments of RMB50.0 million (US$7.7 million).

Net cash used in investing activities was RMB421.7 million for the year ended December 31, 2014. Net cash used in investing activities for the year ended December 31, 2014 resulted primarily from (i) cash paid for purchases of property and equipment of RMB253.3 million; (ii) cash paid for cloud infrastructure construction in progress of RMB161.5 million; and (iii) cash paid for long term investments of RMB13.3 million, partially offset by proceeds from disposal of property and equipment of RMB6.3 million.

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

Net cash provided by financing activities was RMB106.8 million (US$16.5 million) for the year ended December 31, 2015. Net cash provided in financing activities for the year ended December 31, 2015 resulted primarily from (i) payment for repurchase of ordinary shares of RMB93.9 million (US$14.5 million); (ii) repayment of bank borrowings of RMB67.2 million (US$10.4 million); and (iii) payment of capital lease obligation of RMB32.2 million (US$5.0 million), partially offset by (i) changes in restricted cash of RMB68.2 million (US$10.5 million); and (ii) proceeds from employee share options exercised of RMB17.0 million (US$2.6 million).

Net cash provided by financing activities was RMB177.6 million for the year ended December 31, 2014. Net cash provided in financing activities for the year ended December 31, 2014 resulted primarily from (i) proceeds from issuance of ordinary shares of RMB158.0 million; (ii) proceeds from bank borrowings of RMB81.5 million; and (iii) proceeds from employee share options exercised of RMB14.0 million, partially offset by (i) repayment of bank borrowings of RMB62.8 million; (ii) changes in restricted cash of RMB8.2 million; and (iii) payment of capital lease obligation of RMB4.9 million.

Net cash provided by financing activities was RMB15.7 million for the year ended December 31, 2013. Net cash provided in financing activities for the year ended December 31, 2013 resulted primarily from proceeds from employee share options exercised of RMB15.7 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T. and Beijing Jingtian, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T. and Beijing Jingtian. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements. Beijing Blue I.T. contributed 81.0%, 84.8% and 77.1% of our total net revenues in 2013, 2014 and 2015, respectively. Beijing Jingtian’s contribution to our total net revenues in 2013, 2014 and 2015 was immaterial.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries ChinaCache Beijing and Xin Run. The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian. In 2013, 2014 and 2015, the aggregate amount of service fees Beijing Blue I.T. and Beijing Jingtian charged by ChinaCache Beijing was RMB75.4 million, RMB101.9 million and RMB83.5 million (US$12.9 million), respectively, which accounted for 6.8%, 7.4% and 6.2%, respectively, of our total net revenues.

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

After paying the withholding taxes applicable to ChinaCache Beijing and Xin Run’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing and Xin Run would be available for distribution to us, ChinaCache Beijing and Xin Run’s shareholder, although we have not, and do not have any present plan to, make such distributions. As of December 31, 2015, the amount of the net assets of ChinaCache Beijing, Xin Run and our consolidated variable interest entities, which includes the paid-in-capital and statutory reserves of ChinaCache Beijing and Xin Run and the equity of our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate RMB390.5 million (US$60.3 million). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

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

Capital Expenditures

We had capital expenditures of RMB139.6 million, RMB259.3 million and RMB417.8 million (US$64.5 million) in 2013, 2014 and 2015, respectively, representing 12.7%, 18.7% and 9.4% of our total net revenues for such years, respectively. Our capital expenditures were primarily for the purchase of land use right, servers, other property and equipment and certain intangible assets, for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations. We expect that our capital expenditures in 2016 will increase from 2015 in line with the expansion of our business, and such expenditures will be used to purchase infrastructures and additional servers and other property and equipment to support the growth of our business.

C.                                    Research and Development

Our internal research and development team consisted of 445 engineers as of December 31, 2015, representing approximately 39% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. As of the date of this annual report, we have 41 patents, 23 PRC patent applications, two PCT patent applications and 23 software copyright registrations in China relating to the technologies used in our business.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. We incurred RMB102.7 million, RMB116.4 million and RMB103.1 million (US$15.9 million) of research and development expenses in 2013, 2014 and 2015, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Long term loan obligations (1)	11,520	7,180	4,340	—	—
Capital lease obligations(2)	189,124	79,624	109,500	—	—
Operating lease obligations (3)	31,679	22,156	9,523	—	—
Purchase commitments(4)	470,227	460,570	9,657	—	—
Total	702,550	569,530	133,020	—	—

(1)         Long term loan obligations refers to our two unsecured three-year loan from Bank of Jiangsu (Beijing Branch). The total interest to be paid for these loans is RMB0.7 million (US$0.1 million). Please see “Long Term Loan” under Note 12 to our audited consolidated financial statements.

(2)         Capital lease obligations refers to our obligations for leasing certain computer equipment and optical fibers, and the total amount of interest to be paid is RMB18.1 million (US$2.8 million).

(3)         Operating lease obligations refers to our future minimum lease payments for office space under non-cancelable operating leases.

(4)         Purchase commitments refers to our commitment to purchase bandwidth and cloud infrastructure from our bandwidth and construction providers.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Song Wang	52	Chairman and Chief Executive Officer
Jean Xiaohong Kou	54	Director and Senior Vice President
Yunjie Liu	73	Director
Michael Ricks	55	Director
Ya-Qin Zhang	50	Director
Kathleen Chien	46	Director
Bin Laurence	48	Director
Jing An	39	Chief Financial Officer

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

Mr. Michael Ricks has served as our director since June 6, 2012. Mr. Ricks is the chief executive officer of MX Capital Partners Ltd., which advises Investor Growth Capital on its investments in Asia. Mr. Ricks was previously the chief executive officer of Investor Growth Capital Asia since its establishment in 2002 until 2014, and also served concurrently as a managing director in Investor Growth Capital’s Menlo Park office from 2003 to 2008. Prior to joining Investor Growth Capital, Mr. Ricks served as chief executive officer of imGO Limited, a Hong Kong Stock Exchange-listed company that focused on technology investments. Prior to that, he was president and chief executive officer of Ericsson China during the late 1990s. Mr. Ricks has spent nearly 20 years in the telecommunications and IT industry, co-founding and/or running startup companies in the United States and Asia, and, in some cases, taking management roles in the larger network equipment providers that later acquired these start-up companies. Mr. Ricks earned a bachelor’s of arts degree from the University of California at San Diego and an M.B.A. from the University of Chicago Booth School of Business.

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

B.                                    Compensation

For the fiscal year ended December 31, 2015, the aggregate compensation we paid to our executive officers was approximately RMB6.8 million (US$1.1 million) and the aggregate compensation we paid to our non-executive directors for the same period was approximately RMB1.1 million (US$0.2 million). For the same period, we paid RMB0.3 million (approximately US$43,000) for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

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

As of December 31, 2015, we granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 8,973,346 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 33,937,808 ordinary shares and 59,821,168 restricted share units under our 2011 Share Incentive Plan.

The following table summarizes, as of December 31, 2015, the stock options granted under our Stock Incentive Plans to certain of our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Option Granted	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Song Wang	2,400,000 1,600,000 320,000 1,692,608	0.24 0.24 0.24 0.5294	April 1, 2011 January 1, 2013 January 1, 2014 January 1, 2014	June 20, 2011 July 8, 2013 July 8, 2013 December 23, 2014	June 19, 2021 July 7, 2023 July 7, 2023 December 22, 2024

Jean Xiaohong Kou	430,000 160,000	0.24 0.24	January 1, 2013 January 1, 2014	July 8,2013 July 8,2013	July 7, 2023 July 7, 2023

Yunjie Liu	* * *	0.01 0.01 0.24	April 1, 2007 October 1, 2007 October 1, 2013	March 31, 2007 September 30, 2007 July 8, 2013	March 30, 2016 September 29, 2016 July 7, 2023

Michael Ricks	—	—	—	—	—

Ya-Qin Zhang	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Kathleen Chien	* *	0.24 0.24	October 1, 2010 October 1, 2013	June 20, 2011 July 8, 2013	June 19, 2021 July 7, 2023

Bin Laurence	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Jing An	640,000 320,000 777,872	0.24 0.24 0.5294	January 1, 2013 January 1, 2014 January 1, 2014	July 8, 2013 July 8, 2013 December 23, 2014	July 7, 2023 July 7, 2023 December 22, 2024

Directors and officers as a group	11,761,488	0.01 to 0.5294

Other individuals as a group (1)	53,876,192	0.01 to 0.5294

The following table summarizes, as of the December 31, 2015, the restricted share units granted under our Stock Incentive Plans to certain of our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Restricted Share Units Granted	Vesting Commencement Date	Date of Grant
Song Wang	960,000 1,600,000	January 1, 2013 January 1, 2014	July 8, 2013 December 23, 2014
	3,680,000	January 1,2015	December 11,2015
	11,440,000	January 1,2015	December 11,2015
Jean Xiaohong Kou	320,000 1,646,304	January 1, 2013 January 1, 2014	July 8, 2013 December 23, 2014
	9,493,328	January 1,2015	December 11,2015
	1,645,328	January 1,2015	December 11,2015
Yunjie Liu
Michael Ricks	*	January 1, 2014	December 23, 2014
Ya-Qin Zhang
Kathleen Chien
Bin Laurence	*	January 1, 2014	December 23, 2014
Ken Vincent	672,000	January 1, 2013	July 8, 2013
Qingshi Zhang	208,000	January 1, 2014	December 23, 2014
Jing An	320,000 96,000	January 1, 2013 January 1, 2014	July 8, 2013 December 23, 2014
	746,160	January 1,2014	December 23,2014
	480,000	January 1,2015	December 11,2015
	960,000	January 1,2015	December 11,2015
Directors and officers as a group	33,755,120
Other individuals as a group(1)	26,066,048

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

Award Agreement. Awards granted under the plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may also provide that securities granted are subject to a 90-day lockup period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

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

D.                                    Employees

We had 1,239, 1,196 and 1,128 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees by function as of December 31, 2015:

Functional Area	Number of Employees	% of Total
Customer service	298	26%
Sales and marketing	172	15%
Research and development	445	39%
Management and administration	213	19%
Total	1,128	100%

Of our total employees as of December 31, 2015, 958 were located in Beijing, 123 were located in other cities throughout China and 47 were located outside China. We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. In February 2016, about 30 of our employees initiated arbitration for labor dispute against Xin Run, Beijing Shouming, Beijing Zhaodu and Xin Run’s Tianjin Branch with Shunyi Labor Dispute Arbitration Committee and Chaoyang Labor Dispute Arbitration Committee.  We find their claims to be without merit and the amount of claimed damages are insignificant.  We believe that these are isolated cases and that our employee relations are good.

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

E.                                    Share Ownership

Please refer to “Item 7—Major Shareholders and Related Party Transactions.”

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of March 31, 2016 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 430,902,034 ordinary shares outstanding as of March 31, 2016 for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following March 31, 2016, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Song Wang(1)	57,269,024	13.3%
Jean Xiaohong Kou(2)	57,269,024	13.3%
Yunjie Liu	—	—
Michael Ricks (3)	*	*
Ya-Qin Zhang	*	*
Kathleen Chien	*	*
Bin Laurence	—	—
Jing An	*	*
All Directors and Executive Officers as a Group	59,278,649	13.7%
Principal Shareholders:
Consolidated Capital Holdings Ltd.(1)(2)(4)	56,543,248	13.1%
Wellington Management Group LLP(5)	49,734,128	11.5%
Pioneer Global Asset Management S.p.A (PGAM)(6)	42,152,880	9.8%
FIL Limited (7)	40,645,472	9.4%
GIC Private Limited (8)	29,659,328	6.9%

*                 Less than 1%.

(1)         Consists of (i) 56,487,472 ordinary shares and 3,486 American depository shares representing 55,776 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 470,000 ordinary shares that Ms. Jean Xiaohong Kou has the right to acquire pursuant to her options and restricted shares units within 60 days following March 31, 2016 and (iv) 200,000 ordinary shares that Mr. Wang has the right to acquire pursuant to his options and restricted shares units within 60 days following March 31, 2016. Song Wang and Jean Xiaohong Kou possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(2)         See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou are husband and wife, and may be deemed to share beneficial ownership of the shares and ADSs held by each other. The business address for Ms. Kou is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(3)         The business address of Mr. Ricks is 18A, Blk 1, 22 Conduit Road, Mid-levels, Hong Kong.

(4)         The business address for Consolidated Capital Holdings Ltd. is c/o Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(5)         Consists of 49,734,128 ordinary shares held by Wellington Management Group LLP, as reported in a Schedule 13G filed on February 11, 2016 by Wellington Management Group LLP and other filers. The address for Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210, United States.

(6)         Consists of 42,152,880 ordinary shares beneficially owned by Pioneer Global Asset Management S.p.A (PGAM) as reported in a Schedule 13G filed on January 29, 2016.  The address for Pioneer Global Asset Management S.p.A (PGAM) is Piazza Gae Aulenti 1 (Tower B), Milan, Italy.

(7)         Consists of 40,645,472 ordinary shares beneficially owned by FIL Limited as reported in a Schedule 13G filed on February 12, 2016 by FIL Limited and other filers. The business address for FIL Limited is Pembroke Hall, 42, Crow Lane, Hamilton, Bermuda.

(8)         Consists of 29,659,328 ordinary shares beneficially owned by GIC Private Limited as reported in a Schedule 13G filed on February 2, 2016 by GIC Private Limited and other filers. The business address for GIC Private Limited is Pembroke Hall, 42, Crow Lane, Hamilton, Bermuda.

To our knowledge, as of March 31, 2016, 318,775,832 of our ordinary shares, or approximately 74.0% of our total outstanding ordinary shares, were held by three record holders in the United States, including Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Under our share repurchased programs established in December 2014, August 2015 and December 2015, respectively, we repurchased an aggregate of 44,562,816 ordinary shares of us, represented by 2,785,176 ADSs, in the open market for an aggregate purchase price of approximately US$21 million in March 2016.

Transaction with Related Parties

In 2013, 2014 and 2015, Jiuzhou Changxiang Technologies (Beijing) Limited, or Jiuzhou Changxiang, provided services to us in the amount of RMB1.6 million, nil and nil, respectively. As at December 31, 2015, we did not have any payables to Jiuzhou Changxiang. A beneficial shareholder of Jiuzhou Changxiang is a former vice president of the company, who resigned in September 2014.

In 2015, Flashapp Inc., or Flashapp, provided services to us in the amount of RMB0.1 million (US$0.0 million). As at December 31, 2015, we did not have any payables to Flashapp. The Board of Directors of Flashapp shall consist of five persons, where the we, as a majority of Series A Preferred Shares may appoint two directors. We, through the directors appointed, has the ability to exercise significant influence over the operating and financial policies of Flashapp and hence, Flashapp is a related party of us.

In September 2015, Xin Run increased its registered capital by US$202,000, which was subscribed by Tianjin Shuishan and thus Xin Run was converted from a wholly foreign owned enterprise to a sino-foreign joint venture with ChinaCache Networks (HongKong) Limited and Tianjin Shuishan each holding 99% and 1%, respectively, of its equity interest. In December 2015, we entered into definitive agreements for Xin Run pursuant to which Tianjin Shuishan Technology Co., Ltd., KPIW (Beijing) Investment Fund Co., Ltd. and Tianjin Dingsheng Zhida Technology Co., Ltd. will subscribe for 36%, 22% and 2%, respectively, of the post-investment equity interest in Xin Run for a consideration of RMB225.0 million, RMB137.5 million and RMB12.5 million, respectively. Tianjin Shuishan Technology Co., Ltd. is owned by Mr. Song Wang and Ms. Jean Xiaohong Kou.  Mr. Wang will obtain a loan from KPIW (Beijing) Investment Fund Co., Ltd. to make this investment. After the completion of the transaction, we will, through a subsidiary, own 40% equity interest in Xin Run and will cease to consolidate the results of Xin Run and its subsidiaries.

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

We and certain of our current and former officers and directors have been named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Central District of California: Xu v. ChinaCache International Holdings Ltd., et al., Civil Action No. 2:15-cv-07952-CAS-RAO (C.D. Cal.) (filed on October 9, 2015).  The action — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from March 27, 2015 to August 20, 2015 — alleges that certain of our statements in press releases, quarterly earnings calls, and an SEC filing contained misstatements or omissions related to our High Performance Cloud Cache platform and asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act.  On January 5, 2016, the court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel.  On February 19, 2016, the lead plaintiff filed a First Amended Complaint.  On April 4, 2016, the Company filed a motion to dismiss the First Amended Complaint.

The actions remains at its preliminary stages. We believe the case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in a putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

The last reported closing price for our ADSs on 26, 2016 was US$8.23 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2011	24.40	3.66
Fiscal Year 2012	8.50	3.55
Fiscal Year 2013	10.64	3.50
Fiscal Year 2014	29.34	8.31
Fiscal Year 2015	15.69	4.69
Quarterly Highs and Lows
First Fiscal Quarter of 2014	29.34	8.86
Second Fiscal Quarter of 2014	23.50	11.81
Third Fiscal Quarter of 2014	17.17	11.51
Fourth Fiscal Quarter of 2014	13.90	8.31
First Fiscal Quarter of 2015	12.15	7.91
Second Fiscal Quarter of 2015	15.69	10.83
Third Fiscal Quarter of 2015	12.60	4.69
Fourth Fiscal Quarter of 2015	9.41	6.11
First Fiscal Quarter of 2016	10.48	5.96
Second Fiscal Quarter of 2016 (through April 26, 2016)	9.37	7.83
Monthly Highs and Lows
October 2015	8.23	7.18
November 2015	9.41	7.20
December 2015	8.50	6.11
January 2016	8.03	5.96
February 2016	7.43	6.02
March 2016	10.48	7.21
April 2016 (through April 26, 2016)	9.37	7.83

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

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

D.                                    Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4.B. Information on the Company— Business Overview—Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange” and “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Dividend Distribution.”

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the State Administration of Taxation in May and December 2013, the pilot program has been expanded nationwide. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax.  On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax.  Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries. All services provided by Chinacache Beijing and Beijing Jingtian and certain services provided by Beijing Blue I.T. fall within the scope of the pilot program, and beginning in September 2012, revenue generated by these services are subject to VAT instead of business tax. All services provided by Beijing Blue I.T. fall within the scope of the pilot program on telecom industry and beginning from June 2014, revenues generated by these services are subject to VAT instead of business tax.

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

The State Administration of Tax issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties.  In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder described below that acquires and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal tax law and the regulations, rulings, and decisions thereunder, all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, financial institutions, regulated investment companies, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, certain expatriates or former long-term residents of the United States, persons liable for alternative minimum tax, governments or agencies or instrumentalities thereof, persons holding ADSs or ordinary shares through partnerships or other pass-through entities, persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

Assuming that we are the owner of Beijing Blue I.T. and Beijing Jingtian for United States federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China. Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and we do not expect to be a PFIC for the current taxable year or any future taxable year. However, we can give no assurances in this regard as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change in the future. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and interest expenses attributable to short term and long term loans. As of December 31, 2015, we held RMB11.5 million (US$1.8 million) long term loans with fixed interest rates and certain time deposits, of which approximately RMB519.9 million (US$80.3 million) was held in major financial institutions located in China, RMB51.1 million (US$7.9 million) was held in major financial institutions located in Hong Kong, RMB1.2 million (US$0.2 million) was held in major financial institutions located in Europe and RMB44.0 million (US$6.8 million) was held in major financial institutions in the U.S. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time. In 2015, we received approximately US$277,200, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We received net proceeds of approximately US$74.9 million from our initial public offering. For the period from September 30, 2010, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2015, we used net proceeds from our initial public offering as follows:

•                  approximately US$8.5 million to expand our research and development efforts and build a research and development center;

•                  approximately US$22.4 million capital expenditure for network and other equipment; and

•                  approximately US$27.0 million for general corporate purposes, including strategic investment in and acquisitions of complementary businesses.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on this assessment, our management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2015 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

ChinaCache International Holdings Ltd.

We have audited internal control over financial reporting of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, ChinaCache International Holdings Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ChinaCache International Holdings Ltd. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2015 and our report dated April 27, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 27, 2016

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm for the years ended December 31, 2014 and 2015. We did not pay any other fees to our auditors during the periods indicated below.

	2014	2015
	US$	US$
	(in thousands)
Audit fees(1)	1,163	1,100
Tax fees(2)	107	181
Other fees(3)	—	7

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 18, 2014, we announced a share repurchase program, pursuant to which we were authorized to repurchase up to US$10 million of our ADSs, which program expired on December 17, 2015.

On August 24, 2015, we publicly announced a share repurchase program, pursuant to which we were authorized to repurchase up to US$6 million of our ADSs until August 23, 2016.  On December 28, 2015, we publicly announced a share repurchase program, pursuant to which we were authorized to repurchase up to US$5 million of our ADSs until December 27, 2016.

The following table sets forth some information about our repurchases during the periods presented.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS (US$)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs
Month #1 (April 10, 2015 — May 9, 2015)	600	10.99	4,720	9,952,334.18
Month #2 (May 10, 2015 — June 9, 2015)	0	N/A	4,720	9,952,334.18
Month #3 (June 10, 2015 — July 9, 2015)	20,000	9.71	24,720	9,764,849.18
Month #4 (July 10, 2015 — August 9, 2015)	52,500	10.20	77,220	9,227,614.93
Month #5 (August 10, 2015 — September 9, 2015)	633,485	8.11	710,705	10,624,082.73
Month #6 (September 10, 2015 — October 9, 2015)	491,045	7.73	1,201,750	6,798,322.58
Month #7 (October 10, 2015 — November 9, 2015)	271,948	7.87	1,473,698	4,675,770.41
Month #8 (November 10, 2015 — December 9, 2015)	243,200	8.12	1,716,898	2,796,903.24
Month #9 (December 10, 2015 — January 9, 2016)	341,612	7.69	2,058,510	5,191,830.44
Month #10 (January 10, 2016 — February 9, 2016)	491,734	6.90	2,550,244	1,818,862.45
Month #11 (February 10, 2016 — March 9, 2016)	234,932	7.32	2,785,176	88,402.63
Month #12 (March 10, 2016 — April 9, 2016)	0	N/A	2,785,176	88,402.63
Total	2,785,176	N/A	2,785,176	N/A

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

4.10*	Loan Agreements dated January 20, 2016, between the Registrant and each shareholder of Beijing Blue I.T.
4.11

English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.12

English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333169288))

4.13

English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.14

English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.15

English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.16

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

4.19*	Exclusive Option Agreements dated January 20, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T.
4.20

English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.21

English translation of Supplementary Agreements to Loan Agreements dated May 10, 2010, among the Registrant, ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.22

English translation of Supplementary Agreements to Loan Agreements dated December 3, 2012, between ChinaCache Beijing and the two shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.23

English translation of Loan Assignment Agreement dated July 1, 2013, between Xinxin Zheng and Lei Wang (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.24

English translation of the Share Pledge Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.25

English translation of the Share Pledge Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.26

English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.27

English translation of the Power of Attorney dated July 1, 2013 by Lei Wang (incorporated by reference to Exhibit 4.30 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.28

English translation of the Exclusive Option Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.29

English translation of the Exclusive Option Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.32 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.30

English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F1, as amended (File No. 333-169288))

4.31

English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.32

Written Confirmation Concerning Extension of Term of Certain Agreements, dated September 20, 2010 (incorporated by reference to Exhibit 4.37 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.33

Securities Purchase Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.34

Registration Rights Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.35

Form of Share Repurchase Agreements, dated February 28, 2014, by and among the Registrant and the investors as listed at the end of the form and material terms of each Share Repurchase Agreement (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.36

English summary of Cooperation Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Federation of Supply and Marketing Cooperatives (incorporated by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.37

English summary of Lease Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Blue I.T. Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.38

English summary of Framework Agreement for the Transfer of the Equipment Building and Memorandum dated April 10, 2014, and Payment Agreement No. 1 and Payment Agreement No. 2, dated April 11, 2014 and January 26, 2015, respectively, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd. (incorporated by reference to Exhibit 4.36 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

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

Date: April 27, 2016

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ChinaCache International Holdings Ltd.

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2015 and 2014 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 27, 2016

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2014	2015
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	4	375,879	606,796	93,673
Restricted Cash	12	68,191	—	—
Accounts receivable (net of allowance for doubtful accounts of RMB58,871 and RMB54,638(US$8,435) as of December 31, 2014 and 2015, respectively)	5	319,494	243,431	37,579
Prepaid expenses and other current assets	6	55,374	31,560	4,873
Short term investment	11	25,219	26,169	4,040
Deferred tax assets	20	20,658	17,923	2,767
Amount due from a subsidiary held for sale		—	435	67
Assets held for sale	10	—	1,060,543	163,720

Total current assets		864,815	1,986,857	306,719

Non-current assets:
Property and equipment, net	7	418,886	499,946	77,178
Cloud infrastructure construction in progress	9	283,475	—	—
Intangible assets, net	8	10,321	10,898	1,682
Land use right, net	9	49,697	—	—
Long term investments	11	46,950	50,157	7,743
Deferred tax assets	20	980	11,368	1,755
Long term deposits and other non-current assets		56,084	59,390	9,168

Total non-current assets		866,393	631,759	97,526

TOTAL ASSETS		1,731,208	2,618,616	404,245

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2014	2015
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Short-term loan	12	60,000	—	—
Accounts payable (including accounts payable of the VIEs without recourse to the Company of RMB245,336 and RMB202,223 (US$31,218) as of December 31, 2014 and 2015, respectively)		255,821	205,593	31,738
Accrued employee benefits (including accrued employee benefits of the VIEs without recourse to the Company of RMB30,114 and RMB33,151 (US$5,118) as of December 31, 2014 and 2015, respectively)		45,016	44,690	6,899
Accrued expenses and other payables (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB73,900 and RMB 61,195 (US$9,447) as of December 31, 2014 and 2015, respectively)	13	411,803	76,409	11,796
Income tax payable (including income taxes payable of the VIEs without recourse to the Company of RMB10,435 and RMB6,884 (US$1,063) as of December 31, 2014 and 2015, respectively)	20	21,374	13,513	2,086
Liabilities for uncertain tax positions (including liabilities for uncertain tax positions of the VIEs without recourse to the Company of RMB6,407and RMB6,006 (US$927) as of December 31, 2014 and 2015, respectively)	20	11,739	11,337	1,750
Amounts due to related parties	21	18	18	3
Current portion of long term loan (including current portion of long term loan of the VIEs without recourse to the Company of nil and nil as of December 31, 2014 and 2015, respectively)	14	7,180	7,180	1,108
Current portion of capital lease obligations (including current portion of capital lease obligations of the VIEs without recourse to the Company of RMB13,118 and RMB69,918 (US$10,793) as of December 31, 2014 and 2015, respectively)	16	13,794	70,615	10,901
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB37,360 and RMB16,360 (US$2,526) as of December 31, 2014 and 2015, respectively)	15	37,360	16,360	2,526
Amount due to a subsidiary held for sale (including amount due to a subsidiary held for sale of the VIEs without recourse to the Company of nil and RMB297,935(US$45,993) as of December 31, 2014 and 2015, respectively)		—	319,536	49,328
Liabilities held for sale	10	—	1,014,449	156,604

Total current liabilities		864,105	1,779,700	274,739

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2014	2015
		RMB	RMB	US$
Non-current liabilities:
Long-term loan	14	11,520	4,340	670
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the VIEs without recourse to the Company of RMB19,657 and RMB104,213 (US$16,088) as of December 31, 2014 and 2015, respectively)	16	20,592	104,450	16,124
Deferred tax liabilities	20	44	—	—
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of nil and RMB8,439 (US$1,303) as of December 31, 2014 and 2015, respectively)	15	—	8,439	1,303

Total non-current liabilities		32,156	117,229	18,097

Total liabilities		896,261	1,896,929	292,836

Commitments and contingencies	26

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2014	2015
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY: (CONTINUED)
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 430,738,131 and 400,069,875 shares issued and outstanding as of December 31, 2014 and 2015, respectively)		310	310	48
Additional paid-in capital		1,424,075	1,473,468	227,464
Treasury stock		(41,940)	(94,275)	(14,554)
Statutory reserves		1,326	1,326	205
Accumulated deficit		(550,610)	(663,506)	(102,428)
Accumulated other comprehensive income	18	1,786	3,903	603

Total ChinaCache International Holdings Ltd. shareholders’ equity		834,947	721,226	111,338
Noncontrolling interests		—	461	71
Total shareholder’s equity		834,947	721,687	111,409

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,731,208	2,618,616	404,245

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		For the years ended December 31,
	Note	2013	2014	2015
		RMB	RMB	RMB	US$

Net revenues		1,103,243	1,384,273	1,353,627	208,964

Cost of revenues		(756,617)	(966,558)	(1,041,412)	(160,766)

Gross profit		346,626	417,715	312,215	48,198

Other operating income	15	—	—	13,911	2,147
Sales and marketing expenses		(124,578)	(127,843)	(115,621)	(17,849)
General and administrative expenses		(129,846)	(144,003)	(202,518)	(31,263)
Provision for doubtful accounts receivable		(23,722)	(46,977)	3,892	600
Transaction tax on assets transfer	10	—	—	(27,733)	(4,281)
Research and development expenses		(102,704)	(116,381)	(103,110)	(15,917)
Impairment of an available-for-sale investment	11	(1,217)	—	—	—

Operating loss		(35,441)	(17,489)	(118,964)	(18,365)

Interest income		2,513	5,529	4,618	713
Interest expense		(3,584)	(8,220)	(13,158)	(2,031)
Other income		6,886	6,298	2,991	462
Foreign exchange (loss) gain		(3,308)	3,944	13,164	2,032

Loss before income taxes		(32,934)	(9,938)	(111,349)	(17,189)

Income tax (expense) benefit	20	(1,295)	3,097	22,614	3,491

Net loss		(34,229)	(6,841)	(88,735)	(13,698)

Less: net loss attributable to noncontrolling interests		—	—	(44)	(7)

Net loss attributable to the Company’s shareholders		(34,229)	(6,841)	(88,691)	(13,691)

Loss per share
Basic	24	(0.09)	(0.02)	(0.22)	(0.03)
Diluted	24	(0.09)	(0.02)	(0.22)	(0.03)

Shares used in loss per share computations:
Basic	24	362,916,540	403,401,928	407,149,509	407,149,509
Diluted	24	362,916,540	403,401,928	407,149,509	407,149,509

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		For the years ended December 31,
	Note	2013	2014	2015
		RMB	RMB	RMB	US$

Foreign currency translation		(1,975)	46	264	41
Unrealized holding gain on available-for-sale investments	18	1,821	583	1,853	286
Amounts reclassified from accumulated other comprehensive income	18	(1,912)	—	—	—
Total other comprehensive (loss) income, net of tax		(2,066)	629	2,117	327
Comprehensive loss		(36,295)	(6,212)	(86,618)	(13,371)
Less: comprehensive loss attributable to noncontrolling interest		—	—	(44)	(7)
Comprehensive loss attributable to the Company’s shareholders		(36,295)	(6,212)	(86,574)	(13,364)

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net loss	(34,229)	(6,841)	(88,735)	(13,698)
Depreciation of property and equipment	59,876	94,826	153,313	23,667
Amortization of intangible assets and land use right	1,892	2,202	4,298	663
Allowance for doubtful accounts	23,722	46,977	(3,892)	(600)
Impairment of an available for sales	1,217	—	—	—
(Gain) loss from disposal of property and equipment	(1,637)	(1,076)	137	21
Deferred tax expense (benefit)	13,104	(14,934)	(25,279)	(3,902)
Interest expense	1,899	2,031	4,729	730
Foreign exchange loss (gain)	3,308	(3,916)	(9,009)	(1,391)
Gain from sale of available-for-sale investments	(1,413)	—	—	—
Share-based compensation	11,852	17,037	48,606	7,503

Changes in operating assets and liabilities:
Accounts receivable	(99,739)	(60,234)	80,296	12,396
Prepaid expense and other current assets	(19,309)	487	(77,405)	(11,949)
Long term deposits and other non-current assets	(31,982)	(19,042)	(35,009)	(5,404)
Amounts due to (from) related parties	8,299	(703)	—	—
Accounts payable	97,351	52,071	(50,227)	(7,754)
Accrued employee benefits	7,838	1,094	1,048	162
Deferred government grant	21,000	13,000	(12,561)	(1,939)
Accrued expenses and other payables	70,526	148,463	789,445	121,869
Income tax payable	(12,138)	8,944	(9,279)	(1,432)

Net cash provided by operating activities	121,437	280,386	770,476	118,942

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Cash flows from investing activities:
Purchases of property and equipment, intangible assets and land use right	(97,926)	(253,252)	(90,172)	(13,920)
Cash paid for entrusted loan	(6,233)	—	—	—
Cash received from entrusted loan	6,233	—	—	—
Cash paid for short term investments (Note 10)	—	—	(50,000)	(7,719)
Cash paid for long term investments (Note 11)	(18,554)	(13,260)	(2,302)	(356)
Cash received from sales of available-for-sale investments (Note 11)	57,260	—	—	—
Prepayment made for land use right (Note 9)	(41,678)	—	—	—
Cash paid for cloud infrastructure construction in progress (Note 9)	(12,236)	(161,488)	(290,345)	(44,822)
Proceeds from disposal of property and equipment	262	6,282	470	73

Net cash used in investing activities	(112,872)	(421,718)	(432,349)	(66,744)

Cash flows from financing activities:

Consideration paid to selling shareholders (Note 22)	—	(183,858)	—	—
Proceeds received on behalf of selling shareholders (Note 22)		183,858	—	—
Proceeds from issuance of ordinary shares (Note 22)	—	158,044	—	—
Proceeds from bank borrowings	60,000	81,540	—	—
Repayment of bank borrowings	—	(62,840)	(67,180)	(10,371)
Proceeds from employee share options exercised	15,683	13,975	16,993	2,623
Changes in restricted cash (Note 12)	(60,000)	(8,191)	68,191	10,527
Payment of capital lease obligation	—	(4,909)	(32,202)	(4,971)
Payment for repurchase of ordinary shares	—	—	(93,891)	(14,494)
Investment from minority shareholder	—	—	1,292	199

Net cash provided by (used in) financing activities	15,683	177,619	(106,797)	(16,487)

Net increase in cash and cash equivalents	24,248	36,287	231,330	35,711
Cash and cash equivalents at beginning of the year	317,137	338,092	375,879	58,026
Effect of foreign exchange rate changes on cash	(3,293)	1,500	9,009	1,391
Cash and cash equivalents at end of the year (Note 4)	338,092	375,879	616,218	95,128

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Supplemental disclosures of cash flow information:
Income taxes paid	5,748	2,862	13,319	2,056
Interest paid	1,685	6,903	8,389	1,295
Interest received	2,513	5,529	4,618	713
Supplemental disclosures of non-cash activities:
Acquisition of property and equipment included in accrued expenses and other payables	(26,629)	(146,425)	(32,241)	(4,977)
Acquisition of property and equipment through capital leases	—	37,728	189,708	29,286

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Attributable to ChinaCache
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Noncontrolling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2013	374,464,476	275	1,220,198	(73,101)	1,326	(490,032)	3,223	—	661,889

Net loss	—	—	—	—	—	(34,229)	—	—	(34,229)
Other comprehensive loss
- Foreign currency translation adjustment	—	—	—	—	—	—	(1,975)	—	(1,975)
- Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	1,821	—	1,821
- Amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(1,912)	—	(1,912)
Options and restricted shares award to employees (Note 17 (a) (b))	—	—	11,852	—	—	—	—	—	11,852
Exercise of employee stock options	11,277,280	7	15,680	—	—	—	—	—	15,687
Settlement of share options exercised with shares held by depository bank	(11,277,280)	—	—	—	—	—	—	—	—

Balance at December 31, 2013	374,464,476	282	1,247,730	(73,101)	1,326	(524,261)	1,157	—	653,133

Net loss	—	—	—	—	—	(6,841)	—	—	(6,841)
Other comprehensive loss
- Foreign currency translation adjustment	—	—	—	—	—	—	46	—	46
- Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	583	—	583
Options and restricted shares award to employees (Note 17 (a) (b))	—	—	17,037	—	—	—	—	—	17,037
Issuance of new shares (Note 22)	24,894,647	16	155,962	—	—	—	—	—	155,978
Exercise of employee stock options	12,501,376	9	3,349	25,766	—	(14,113)	—	—	15,011
Restricted shares vested	2,507,698	3	(3)	5,395	—	(5,395)	—	—	—
Share issued to depository bank (Note 24)	31,379,008	—	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank	(15,009,074)	—	—	—	—	—	—	—	—
Balance at December 31, 2014	430,738,131	310	1,424,075	(41,940)	1,326	(550,610)	1,786	—	834,947

Net loss	—	—	—	—	—	(88,691)	—	(44)	(88,735)
Other comprehensive income
- Foreign currency translation adjustment	—	—	—	—	—	—	264	—	264
- Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	1,853	—	1,853
Capital contributed by non-controlling Interest	—	—	787	—	—	—	—	505	1,292
Options and restricted shares award to employees (Note 17 (a) (b))	—	—	48,606	—	—	—	—	—	48,606
Repurchase of shares	(30,832,160)	—	—	(93,891)	—	—	—	—	(93,891)
Exercise of employee stock options	8,776,032	—	—	20,166	—	(2,815)	—	—	17,351
Restricted shares vested	9,291,500	—	—	21,390	—	(21,390)	—	—	—
Share issued to depository bank (Note 24)	163,904	—	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank	(18,067,532)	—	—	—	—	—	—	—	—
Balance at December 31, 2015	400,069,875	310	1,473,468	(94,275)	1,326	(663,506)	3,903	461	721,687
Balance at December 31, 2015 (US$)	400,069,875	48	227,464	(14,554)	205	(102,428)	603	71	111,409

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

1.                          ORGANIZATION

ChinaCache International Holdings Ltd. (the ‘‘Company’’) was incorporated under the laws of the Cayman Islands on June 29, 2005 and its principal activity is investment holding. The Founders of the Company are Mr. Wang Song and his spouse Kou Xiaohong (the “Founders”).

The Company through its subsidiaries and variable interest entities noted below are principally engaged in the provision of content and application delivery total solutions in the People’s Republic of China (the “PRC”).

As of December 31, 2015, subsidiaries of the Company and variable interest entities (“VIEs”) where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%	Provision of Technical Consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%	Provision of Content and Application Delivery services

Chinacache Ireland Limited (“Chinacache IE”)	November 18, 2013	Ireland	100%	Provision of Content and Application Delivery services

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%	Provision of Content and Application Delivery services

JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%	Investment holding

ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	99%**	Construction of the cloud infrastructure

Beijing Shou Ming Technology Co., Ltd. (“Beijing Shou Ming”)	August 15, 2014	The PRC	99%**	Computer hardware, technology development

Beijing Shuo Ge Technology Co., Ltd. (“Beijing Shuo Ge”)	August 15, 2014	The PRC	99%**	Mechanical equipment lease

Beijing Zhao Du Technology Co., Ltd. (“Beijing Zhao Du”)	August 15, 2014	The PRC	99%**	IT system integration, electronic equipment

Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%	Investment holding

VIEs

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT” )*	June 7, 1998	The PRC	—	Provision of Content and Application Delivery services

Beijing Jingtian Technology Limited (“Beijing Jingtian”) *	September 1, 2005	The PRC	—	Provision of Content and Application Delivery services

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

1.                          ORGANIZATION (CONTINUED)

*                     The equity interest of Beijing Blue IT and Beijing Jingtian are held by the Founders and two employees of the Company, respectively (collectively the “Nominee Shareholders”).

**              On November 16, 2015, Xin Run received a capital injection of RMB1,292,000 (US$202,000) from Tianjin Shuishan Technology Co., Ltd, a PRC Company wholly owned by the Founders. As a result, the percentage of the Company’s equity ownership in Xin Run and Xin Run’s wholly-owned subsidiaries, Beijing Shou Ming, Beijing Shuo Ge and Beijing Zhao Du, decreased from 100% as of December 31, 2014 to 99% as of December 31, 2015.).

The following is a summary of the various VIE agreements:

Exclusive option agreement

Pursuant to the exclusive option agreement amongst the Company and the Nominee Shareholders, the Nominee Shareholders irrevocably granted the Company or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominee Shareholders in Beijing Blue IT, when and to the extent permitted under PRC law, at an amount equal to either a) the outstanding loan amount pursuant to the loan agreement owed by the Nominee Shareholders or b) the lowest permissible purchase price as set by PRC law. Such consideration, if in excess of the outstanding loan amount, when received by the Nominee Shareholders upon the exercise of the exclusive option is required to be remitted in full to ChinaCache Beijing. Beijing Blue IT cannot declare any profit distributions or grant loans in any form without the prior written consent of the Company. The Nominee Shareholders must remit in full any funds received from Beijing Blue IT to ChinaCache Beijing, in the event any distributions are made by the VIEs pursuant to any written consents of the Company. This agreement is valid for ten years and expires on September 23, 2015. Such agreement was renewed for an additional ten years to September 23, 2025. Such agreement can be renewed for an additional ten years at the sole discretion of the Company, and the times of such renewals are unlimited. On January 20, 2016, in conjunction to the newly increased register capital of Blue IT, such agreements were updated and will expire on January 20, 2026. The agreement may be renewed for an additional 10 years at ChinaCache Holdings’ sole discretion, and the times of such renewals are unlimited.

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

This agreement is valid for ten years and expires on September 23, 2015. Such agreement was renewed for an additional ten years to September 23, 2025. Prior to this agreement’s and subsequent agreements’ expiration dates, ChinaCache Beijing can at its sole discretion renew at a term of its choice through written confirmation.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

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

The original term of each of these three agreements was five years running from September 23, 2005, and each of the agreements was renewed in September 2010 for a five year term which expires on September 23, 2015. In September 2015, each of such agreements was renewed for an additional five years to September 23, 2020. The term of the equipment leasing agreement can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

The exclusive business cooperation agreement, exclusive technical support and service agreement, exclusive technical consultation and training agreement, and equipment leasing agreement are collectively referred to as “Service Agreements”.

Loan agreement

The Company provided a loan facility of RMB10,000,000 to the Nominee Shareholders of Beijing Blue IT for the purpose of providing capital to Beijing Blue IT to develop its business. In addition, the Company also agreed to provide unlimited financial support to Beijing Blue IT for its operations and agree to forego the right to seek repayment in the event Beijing Blue IT is unable to repay such funding. The loan agreement between the Company and the Nominee Shareholders of Beijing Blue IT is valid for ten years and expires on September 23, 2015. Such agreement was renewed for an additional ten years to September 23, 2025. Such agreement can be extended for another ten years upon mutual written consent of the Company and the Nominee Shareholders of Beijing Blue IT. On January 20, 2016 the Nominee Shareholders of Beijing Blue I.T. entered into another loan agreement with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB10,000,000, respectively, to the Nominee Shareholders of Beijing Blue I.T. for the purpose of subscribe for the capital increase of Beijing Blue I.T. The term of the loan agreement is ten years and expires on January 20, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties.

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

DECEMBER 31, 2013, 2014 AND 2015

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

DECEMBER 31, 2013, 2014 AND 2015

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

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

1.                          ORGANIZATION (CONTINUED)

Unrecognized revenue-producing assets held by the VIEs mainly include licenses, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit, and trademarks, patents, copy rights and the domain names. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. Recognized revenue-producing assets held by the VIEs include core technology, trademarks and domain names. Unrecognized revenue-producing assets, including customer lists for provision of content and application delivery total solutions, as well as trademarks, are held by the Wholly Foreign Owned Enterprises (“WFOEs”).

The following tables represent the financial information of the consolidated VIEs as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 before eliminating the intercompany balances and transactions between the consolidated VIEs and other entities within the Group:

	As of December 31,
	2014	2015
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	141,440	426,754	65,879
Accounts receivable (net of allowance for doubtful accounts of RMB58,871 and RMB54,171 (US$8,363) as of December 31, 2014 and 2015, respectively)	302,218	185,310	28,607
Prepaid expenses and other current assets	14,644	16,316	2,520
Deferred tax assets	19,537	15,833	2,444
Amounts due from inter-companies(1)	32,214	69,709	10,761

Total current assets	510,053	713,922	110,211

Non-current assets:
Property and equipment, net	306,940	428,943	66,217
Intangible assets, net	7,746	10,635	1,642
Long term investments	15,103	16,103	2,486
Deferred tax assets	470	9,744	1,504
Long term deposits and other non-current assets	25,150	59,256	9,148

Total non-current assets	355,409	524,681	80,997

TOTAL ASSETS	865,462	1,238,603	191,208

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

1.                          ORGANIZATION (CONTINUED)

	As of December 31,
	2014	2015
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	245,336	202,223	31,218
Accrued employee benefits	30,114	33,151	5,118
Accrued expenses and other payables	73,900	61,195	9,447
Income tax payable	10,435	6,884	1,063
Liabilities for uncertain tax positions	6,407	6,006	927
Amounts due to inter-companies(1)	347,873	375,054	57,899
Amount due to a subsidiary held for sale (2)	—	297,935	45,993
Current portion of capital lease obligations	13,118	69,918	10,793
Deferred government grant	37,360	16,360	2,526

Total current liabilities	764,543	1,068,726	164,984

Non-current liabilities:
Non-current portion of capital lease obligations	19,657	104,213	16,088
Deferred government grant	—	8,439	1,303

Total non-current liabilities	19,657	112,652	17,391

Total liabilities	784,200	1,181,378	182,375

(1)         Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Group.

(2)         Information with respect to a subsidiary held for sale is discussed in Note 10.

	For the Years Ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues
-Third party customers	910,757	1,189,247	1,048,454	161,853
-Inter-companies	146,640	120,783	234,333	36,175
Net (loss) profit	(12,761)	15,146	(2,503)	(386)

	For the Years Ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by operating activities	97,554	252,790	398,301	61,487
Net cash used in investing activities	(89,657)	(184,318)	(81,448)	(12,573)
Net cash used in financing activities	—	(4,432)	(31,539)	(4,869)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

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

(d)                       Foreign currency

The functional currency of the Company and each of its subsidiaries and VIEs is the Renminbi (“RMB”), except for ChinaCache US, ChinaCache HK and Chinacache IE, which are the United States dollar (“US$”), Hong Kong dollar (“HK$”) and Euro (“EUR”) respectively, as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of comprehensive loss.

Assets and liabilities of ChinaCache US, ChinaCache HK and Chinacache IE are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive income (loss).

(e)                        Convenience translation

Amounts in United States dollars (‘‘US$’’) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.4778 on December 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)                          Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents also consist of cash and cash equivalents included in assets held for sale.

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

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The Company did not recognize any capitalized interest during the years ended December 31, 2013, 2014 and 2015.

(j)                        Land use right

The land use right represent the amounts paid and relevant costs incurred for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use right agreement.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)                     Intangible assets

Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Purchased software	5 years

(l)                        Long-lived assets (disposal group) to be disposed of by sale

The Group classifies long-lived assets and disposal groups as held for sale if their carrying amounts will be recovered principally through disposal by sale rather than through continuing use. Such long-lived assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding the finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Property and equipment and intangible assets are not depreciated or amortized once classified as held for distribution.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated balance sheets.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

(m)                  Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable.  When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.  For long-lived assets held for sale, assets are written down to fair value less cost to sell. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for each of the three years ended December 31, 2015.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)                     Investments

Held to maturity investments

All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC Topic 320 (“ASC 320”), Investments - Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. When the Company intends to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive loss.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income (loss) except for an other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investment for the years ended December 31, 2013, 2014 and 2015 were RMB1,217,000, nil and nil, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)                     Investments (continued)

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

Cost Method Investment

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments which are not in-substance common stock and hence, do not have readily determinable fair values or investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

(o)                     Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses, short-term investments and other current assets, short term loan, accounts payables, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term loan approximate its fair value since it bears interest rate which approximates market interest rates. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income (loss). The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Business tax and related surcharges on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. The business tax and related surcharges expenses for the years ended December 31, 2013, 2014 and 2015 amounted to approximately RMB23,906,000, RMB10,598,000 and RMB nil (US$nil), respectively.

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

DECEMBER 31, 2013, 2014 AND 2015

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

(r)                       Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales and marketing expenses, amounted to approximately RMB81,000, RMB450,000 and RMB678,000 (US$105,000), for the years ended December 31, 2013, 2014 and 2015, respectively.

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

(t)                        Government Grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Company will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized as deferred government grants and released to the consolidated statements of comprehensive loss over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as other operating income. Where the grant relates to an asset, it is recognized as deferred government grants and released to the consolidated statements of comprehensive loss in equal amounts over the expected useful life of the related asset, when operational, as other operating income.

Government grants received by the Company also consist of unrestricted grants which are received on an unsolicited and unconditional basis to support the growth of the Company and do not relate to the Company’s operating activities. Unrestricted grants are classified as non-operating income and recorded in other income on the consolidated statements of comprehensive loss upon receipt. For the years ended December 31, 2013, 2014 and 2015, the Company received unrestricted grants amounting to RMB1,031,000, RMB5,282,000 and RMB685,000(US$106,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

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

DECEMBER 31, 2013, 2014 AND 2015

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2013, 2014 and 2015, the Company estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

The Company, with the assistance of an independent valuation firm, determined the estimated fair values of the share options granted to employees and non-employees using the binomial option pricing model.

(x)                     Loss per share

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

(y)                      Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.  Comprehensive loss is reported in the consolidated statements of comprehensive loss.  Accumulated other comprehensive income of the Company includes foreign currency translation adjustments related to ChinaCache US, ChinaCache HK and Chinacache IE, whose functional currency are US$, HK$ and EURO, respectively, and the change in fair value of available-for-sale investments (Note 11) and their corresponding deferred tax impact, if any.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)                       Segment reporting

The Company follows ASC 280, ““Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment through the provision of a single class of global services for accelerating and improving the delivery of content and applications over the Internet. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

(aa)              Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB41,036,000, RMB46,178,000 and RMB53,820,000 (US$8,308,000) for the years ended December 31, 2013, 2014 and 2015, respectively.

(bb)              Share Repurchase Program

Pursuant to a Board of Directors’ resolution on December 18, 2014 (“2014 Share Repurchase Plan”), August 24, 2015 (“August 2015 Share Repurchase Plan”) and December 28, 2015 (“December 2015 Share Repurchase Plan”), the Company’s management is authorized to repurchase up to US$10 million, US$6 million and US$5 million of the Company’s ADSs, respectively. Each of the Share Repurchase Plan is effective for 12 months. During the year ended December 31, 2015, the Company had repurchased 1,300,715 ADSs amounting to US$10,000,000 (equivalent to RMB63,375,000) and 626,295 ADSs amounting to US$4,815,000 (equivalent to RMB30,516,000) under the 2014 Share Repurchase Plan and the August 2015 Share Repurchase Plan, respectively (2013 and 2014: Nil).

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)                Recent Accounting Pronouncement

Effective January 1, 2015, the Company adopted the amended guidance of ASC Topic 205, Presentation of Financial Statements (Topic 205) and ASC Topic 360, Property, Plant, and Equipment, which limit the definition of discontinued operations as only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The amended guidance also expands the definition of discontinued operations to include a business or nonprofit activity that, on acquisition, meets the criteria to be classified as held for sale and a disposal of an equity method investment that meets the definition of discontinued operations. The amended guidance requires the Company to report discontinued operations if (1) the component of an entity or group of components of an entity meets the criteria in Topic 205 to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; or (3) the component of an entity or group of components of an entity is disposed other than by sale. As a result of the adoption of this amended guidance, the assets and liabilities of Xin Run that were classified as held for sale at December 31, 2015 (see Note 10 for more information) were not reported as discontinued operations as the Company did not believe the sale of Xin Run has a major effect on an entity’s operations and financial results.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its consolidated financial statements and considering additional disclosure requirements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. After the adoption of ASU 2015-17, all the current deferred tax assets will be reclassified as noncurrent deferred tax asset on the consolidated balance sheet. The Company is currently evaluating the timing of its adoption.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)                Recent Accounting Pronouncement (continued)

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09 (“ASU 2016-09”), Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.  ASU 2016-09 involves several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and accounting for forfeitures. Some of the areas apply only to nonpublic entities. In terms of accounting for forfeitures, companies will have to elect whether to account for forfeitures of share-based payments by (1) recognizing forfeitures of awards as they occur (e.g., when an award does not vest because the employee leaves the company) or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The Company will make an election at the entity level using a modified retrospective transition method, with a cumulative-effect adjustment to retained earnings. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

(dd)              Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

3.                          CONCENTRATION OF RISK

(a)                    Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, short-term investments and other current assets, available-for-sale investments and amounts due from related parties. As of December 31, 2014 and 2015, RMB256,768,000 and RMB519,914,000 (US$80,261,000), respectively, were deposited with major financial institutions located in the PRC, RMB142,773,000 and RMB51,108,000 (US$7,890,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB nil and 1,218,000(US$188,000) ,respectively held in the major financial institutions located in Europe, and RMB44,511,000  and RMB 43,978,000(US$6,789,000), respectively held in the major financial institutions in United States of America. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.  Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law.  Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy.  In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006.  Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased.  In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

(ii)                     Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Company’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network.  There can be no assurance that the Company are adequately prepared for unexpected increases in bandwidth demands by its customers.  The communications capacity the Company has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers.  Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers.  For the years ended on December 31, 2013, 2014 and 2015, 94%, 97% and 95% of bandwidth resources in term of costs were leased from the two major PRC telecom carriers, China Telecom and China Unicom.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

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

	Years as of December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000	US$’000

Customer A	112,292	*	*	*
Customer B	160,582	167,437	269,925	41,669

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

Customer A	37,965	*	*
Customer B	*	52,072	8,039

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

DECEMBER 31, 2013, 2014 AND 2015

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

(d)                     Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  The appreciation of the RMB against US$ was approximately 2.8% and the depreciation of the RMB against US$ 2.5% in the years ended December 31, 2013 and 2014, respectively, while the depreciation of RMB against US$ was approximately 4.4% in the year ended December 31, 2015. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets and investments are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

4.                          CASH AND CASH EQUIVALENTS

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000
Cash and cash equivalents on the consolidated balance sheets	375,879	606,796	93,673
Cash and cash equivalents included in assets held for sale (Note 10)	—	9,422	1,455

Cash and cash equivalents on the consolidated statements of cash flows	375,879	616,218	95,128

5.                          ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

Accounts receivable	378,365	298,069	46,014
Less: allowance for doubtful accounts	(58,871)	(54,638)	(8,435)

	319,494	243,431	37,579

As of December 31, 2014 and 2015, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

Balance, beginning of year	11,894	58,871	9,088
Additions for the current year	54,227	17,800	2,748
Deductions for the current year
-Recovery	(7,250)	(22,033)	(3,401)
-Written off	—	—	—

Balance, end of year	58,871	54,638	8,435

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

6.                          PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	6,200	2,268	350
Prepaid marketing and consulting fee in connection with the cloud infrastructure	22,500	—	—
Income tax receivable	—	5,785	893
Staff field advances	5,472	5,817	898
Other deposit and receivables	21,202	17,690	2,732

	55,374	31,560	4,873

(i)                   Prepaid expense for bandwidth and servers represents the unamortized portion of prepaid payments made to the Company’s telecom operators and certain technology companies, who provide the Company with access to bandwidth and network servers.

7.                          PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	2,022
Computer equipment	734,664	884,461	136,537
Furniture and fixtures	8,391	9,759	1,507
Leasehold improvements	19,371	19,267	2,974
Motor vehicles	9,296	9,985	1,541

	784,822	936,572	144,581
Less: accumulated depreciation	(365,936)	(436,626)	(67,403)

	418,886	499,946	77,178

For the years ended December 31, 2013, 2014 and 2015, depreciation expenses were RMB59,876,000 RMB 94,826,000 and RMB153,313,000 (US$23,667,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	45,581	79,348	131,102	20,239
Sales and marketing expenses	280	198	49	8
General and administrative expenses	5,706	5,796	9,191	1,419
Research and development expenses	8,309	9,484	12,971	2,001

	59,876	94,826	153,313	23,667

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

7.                          PROPERTY AND EQUIPMENT, NET (CONTINUED)

The Company accounted for the leases of certain computer equipment and optical fibers as capital leases as leases that transfer substantially all the benefits and risks incidental to the ownership of assets. The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000
At Cost:
Optical fibers	13,100	13,100	2,022
Computer equipment	37,728	227,436	35,110

	50,828	240,536	37,132
Less: accumulated depreciation	(7,398)	(41,472)	(6,402)

	43,430	199,064	30,730

Depreciation of property and equipment held under capital leases was RMB655,000, RMB3,523,000 and RMB34,074,000 (US$5,260,000) for the years ended December 31, 2013, 2014 and 2015, respectively.

8.                          INTANGIBLE ASSETS

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

Purchased software, net	5,563	10,321	1,593
Addition	6,202	7,016	1,083
Disposal	(275)	—	—
Less: amortization	(1,169)	(3,254)	(502)
Reclassified to assets held for sale (Note 10)	—	(3,185)	(492)

	10,321	10,898	1,682

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization
	RMB’000	US$’000
For the years ending December 31,
2016	3,084	476
2017	3,084	476
2018	1,793	277
2019	1,177	182
2020	766	118

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

9.                          LAND USE RIGHT / CLOUD INFRASTRUCTURE CONSTRUCTION IN PROGRESS

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

Land use right	51,678	—	—
Less: accumulated amortization	(1,981)	—	—

	49,697	—	—

The Company’s land use right is related to the payment to acquire a land use right of approximately 39,000 square meters of land in Beijing Shunyi District, on which the Company plans to develop a cloud infrastructure.

According to the land use right contract, the Company has a 50-year use right over the land, which is used as the basis for amortization. Amortization expense for land use right for the years ended December 31, 2013, 2014 and 2015 was RMB948,000, RMB1,033,000 and RMB1,044,000 (US$161,000), respectively.

As of December 31, 2015, land use right with a net carrying amount of RMB48,880,000 (US$7,546,000) was reclassified and included in assets held for sale (Note 10).

As of December 31, 2014 and 2015, the Company has capitalized RMB283,475,000 and RMB 467,746,000 (US$72,208,000) of costs which were directly attributable to the development of the cloud infrastructure. The capitalized cost was recorded in the cloud infrastructure construction in progress in the consolidated balance sheets as of December 31, 2014 and was reclassified and included in assets held for sale (Note 10) as of December 31, 2015.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

10.                   ASSETS HELD FOR SALE / LIABILITIES HELD FOR SALE

On November 27, 2015, the Company has entered into definitive sale and purchase agreements to dispose of 60% equity interest of its subsidiary, Xin Run, to three parties, including a 38% interest to a company owned by the Founders.  Xin Run owns and will operate ChinaCache’s Atecsys Cloud Data Center (“Atecsys”) and is expected to build China’s first Internet Exchange. The closing of this transaction is subject to regulatory approval and customer conditions, of which the former has been received on January 18, 2016. The transaction is expected to close in 2016.

As a result, assets and liabilities subject to the purchase and sale agreements have been classified as held for sale in the Company’s consolidated balance sheet at December 31, 2015. The transaction does not meet the criteria to be classified as discontinued operations at December 31, 2015 under the amended guidance of ASC Topics 205 and 360 because the component does not comprise a major component of the Company’s operations. Assets and liabilities classified as held for sale are required to be recorded at the lower of carrying value or fair value less any costs to sell. As of December 31, 2015, the carrying value of Xin Run’s assets were less than fair value less costs to sell, and accordingly, no adjustment to the asset value was necessary. The gain or loss on disposal, along with the continuing operations of the disposal group, will be reported in the Company’s consolidated statement of comprehensive loss.

The major classes of assets and liabilities held for sale were as follows:

	December 31, 2015
	RMB’000	US$’000
Cash and cash equivalents	9,422	1,455
Prepaid expenses and other current assets (i)	101,217	15,625
Short term investment (ii)	50,000	7,719
Amounts due from ChinaCache Beijing and Beijing Blue IT	319,536	49,328
Property and equipment, net	12,375	1,910
Intangible assets, net	3,185	492
Land use right, net (Note 9)	48,880	7,546
Deferred tax assets	377	58
Accrued tax on intercompany transactions (iii)	17,205	2,656
Cloud infrastructure construction in progress (Note 9)	467,746	72,208
Long term deposits and other non-current assets	30,600	4,723
Assets held for sale	1,060,543	163,720
Accrued employee benefits	2,900	448
Accrued expenses and other payables (iv)	1,003,895	154,975
Income tax payable	2,406	371
Liabilities for uncertain tax positions	4,813	743
Amounts due to the Company	435	67
Liabilities held for sale	1,014,449	156,604

(i)                                   Including prepaid commission fee of RMB99,700,000 (US$15,391,000) for the potential sales of certain buildings as part of the cloud infrastructure, which is refundable.

(ii)                                Short term investment represents the investment in variable rate deposits issued by a certain commercial bank, which will mature on May 4, 2016.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

10.                   ASSETS HELD FOR SALE / LIABILITIES HELD FOR SALE (CONTINUED)

(iii)                             During the year ended December 31, 2015, Xin Run sold certain buildings with potential buyers to its fully owned subsidiaries, Beijing Shuo Ge and Beijing Zhao Du. Accrued tax of RMB17,205,000 (US$2,656,000) on the unrealized profit arising from the intercompany sales was recorded as of December 31, 2015. Management believes that it is more likely than not to be realized in future years. Transaction tax of RMB27,733,000(US$4,281,000) arising from the intercompany sales was recorded as transaction tax on assets transfer on the consolidated statements of comprehensive loss for the year ended December 31, 2015 (2013 and 2014: Nil).

(iv)                            Including advances from two potential buyers of part of the cloud infrastructure of RMB997,000,000 (US$153,910,000),

The operating results of the disposal group during the three years ended December 31, 2015 that are not presented within discontinued operations are summarized as follow:

	For the years ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000		US$’000

Loss before income taxes	(10,901)	(15,554)	(57,010	)*	(8,801	)*

*                                         Loss before income taxes for the year ended December 31, 2015 included transaction tax on assets transfer of RMB27,733,000(US$4,281,000) (2013 and 2014: Nil). Loss before income taxes attributable to the noncontrolling interest for the year ended December 31, 2015 was immaterial (2013 and 2014: Nil).

11.                   INVESTMENTS

Short term investments

Short term investments consisted of the following:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

Available-for-sale investment:
Investment in a mutual fund	25,219	26,169	4,040

	25,219	26,169	4,040

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

In 2013, the Company disposed of 5,583.30 unit (2012: 1,838.04 unit) with a consideration of RMB57,260,000 (2012:RMB18,582,000) and reclassified the accumulated unrealized gains recorded in accumulated other comprehensive income of RMB1,413,000 (2012: RMB224,000) to other income (expense) in the consolidated statements of comprehensive loss on the date of disposal.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

11.                   INVESTMENTS (CONTINUED)

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

The fair value of the investment was RMB26,169,000 (US$4,040,000) as of December 31, 2015 (December 31, 2014: RMB25,219,000), as derived from level one observable inputs, with the change of fair value of RMB950,000 (US$147,000) (2014: RMB583,000) recorded in other comprehensive income.

There were no impairment indicators noted associated with this investment as of December 31, 2014 and 2015.

Long term investments

Long term investments consisted of the following:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000
Cost investments
PRC Fund	9,103	10,103	1,560
United States Fund	16,539	17,841	2,754
Investment in Flashapp Inc. (“Flashapp”)	12,240	12,240	1,890
Investment in ordinary shares of an unlisted company in PRC (“Investee A”)	6,000	6,000	926
	43,882	46,184	7,130
Available-for-sale investments
Investment in preferred shares of an unlisted company in PRC (“Investee B”)	1,716	1,716	265
Investment in convertible loan of an unlisted company in Cayman Islands (“Investee C”)	3,068	3,973	613
Less: accumulated impairment	(1,716)	(1,716)	(265)
	3,068	3,973	613
	46,950	50,157	7,743

Cost investments

In 2011, the Company entered into agreements with a PRC Fund and a United States Fund and made investments of RMB3,103,000 and RMB6,033,000, respectively, as a Limited Partner. In 2012, the Company made an additional RMB3,000,000 investment to each of the PRC Fund and the United States Fund. In 2013, the Company made an additional RMB1,500,000 and RMB4,814,000 to each of the PRC Fund and the United States Fund, respectively. In 2014, the Company made an additional RMB1,500,000 and RMB2,692,000 to each of the PRC Fund and the United States Fund, respectively. In 2015, the Company made an additional RMB1,000,000 (US$154,000) and RMB1,303,000 (US$201,000) to each of the PRC Fund and the United States Fund, respectively. Given that the Company holds less than five percent interest in each fund, the Company has accounted for such investments using the cost method.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

11.                               INVESTMENTS (CONTINUED)

In 2013, the Company entered into an agreement with Flashapp, an unlisted company in Cayman Island to purchase 13,971,428 Series A Preferred Shares for RMB12,240,000. The Company has the contingent redemption right on or after five years from the issuance date to request redemption of all its Series A Preferred Shares holders, at a redemption price equal to 120% of its original issuance price. The Board of Directors of Flashapp shall consist of five persons, where the Company, as a majority of Series A Preferred Shares may appoint two directors. The Company, through the directors appointed, has the ability to exercise significant influence over the operating and financial policies of Flashapp and hence, Flashapp is a related party of the Company (Note 21).  However, the Series A Preferred Shares are not in-substance common stock and therefore the Company has accounted for the investment as cost method investment carried at cost.

On August 25, 2014, the Company entered into an agreement with an unlisted company in the PRC (“Investee A”) to acquire 6.25% interest for RMB6,000,000 (US$967,000). The Company has accounted for the investment as cost method investments carried at cost.

Available-for-sale investments

In 2011, the Company entered into an agreement with an unlisted company in the PRC (“Investee B”) to purchase 970,591 Series A Preferred Shares for RMB1,259,000. The Company has the right on or after five years from the issuance date to request redemption of all its Series A Preferred Shares holders, at a redemption price equal to 120% of its original issuance price. The Company has accounted for the investment in the Series A Preferred Shares as an available-for-sale investment where such investment will be carried at fair value, with unrealized gains and losses reported as other comprehensive income in the consolidated statements of comprehensive loss until realized. As of December 31, 2012, the fair value of the investment in the Investee B was RMB1,716,000 with the change of fair value of RMB457,000, recorded in other comprehensive income. In 2013, the Company believed that there was a decline in value that was other-than-temporary, and recorded RMB1,716,000 in “impairment of available-for-sale investment” in the consolidated statements of comprehensive loss including RMB499,000 reclassified from accumulated other comprehensive income.

On February 19, 2014, the Company entered into an agreement with an unlisted company in Cayman Islands (“Investee C”) to issue a convertible loan of RMB3,068,000 (US$494,000) at an interest rate of US prime rate plus 2% for 2 years. The Company has the right to request conversion of all its convertible loan upon Investee B’s successful Series A financing, at a price less than 25% of its Series A financing price. The Company has accounted for the investment of convertible loan as an available-for-sale investment where such investment will be carried at fair value, with unrealized gains and losses reported as other comprehensive income (loss) in the consolidated statements of comprehensive loss until realized. As of December 31, 2015, the fair value of this investment in Investee C was RMB3,973,000 (US$613,000) with the change of fair value of RMB904,000 (US$140,000) recorded in other comprehensive income.

There were no indicators of impairment noted associated with the investments as of December 31, 2015.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

12.                               SHORT-TERM LOAN

In June 2013, the Company entered into a short-term loan arrangement with Hong Kong and Shanghai Banking Corporation Limited (Hong Kong) of RMB60 million with an interest rate of 5.6% per annum and a maturity term of six months. The loan was renewed in December 2013, at an interest rate of 6.72%. The total amount of RMB60 million fixed deposit from the Company has been pledged to secure the loan in June 2013, which is recorded as restricted cash in the consolidated balance sheets. The loan was subsequently repaid in June 2014 with the corresponding pledged deposit being released.

In June 2014, the Company entered into a short-term loan arrangement with SPD Bank (Beijing) of RMB60 million (US$10 million) with an interest rate of 7.2% per annum and a maturity term of twelve months. The total amount of RMB68 million (US$11 million) fixed deposit from the Company has been pledged to secure the loan in June 2014, which is recorded as restricted cash in the consolidated balance sheets. The loan was subsequently repaid in June 2015 with the corresponding pledged deposit being released.

13.                               ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

Payables for purchase of property and equipment	36,960	30,377	4,689
Payables for cloud infrastructure construction in process	109,351	—	—
Advance from potential buyers of part of the cloud infrastructure	225,000	—	—
Advance from customers	11,860	15,146	2,338
Other tax payables	12,740	(5,261)	(812)
Other accrued expenses	15,892	36,147	5,581

Total	411,803	76,409	11,796

As of December 31, 2015, the Company has received refundable advance payments of RMB997,000,000 (US$153,910,000) from two potential buyers of part of the cloud infrastructure (December 31, 2014: RMB225,000,000). The balance has been reclassified and included in liabilities held for sale as of December 31, 2015 (Note 10).

The Company has entered into a definitive contract with one of the potential buyers, according to which, the Company agreed to hand over the subject building by September 2015. The construction of such building, however, has not been completed as the date of this report and the hand over is subject to requisite governmental approvals. The Company is in the process of re-negotiation with the buyer and has not received any notice of breach from the buyer.

The Company has entered into a framework agreement with the other potential buyer. The final sales agreement will be entered into after the requisite governmental approvals are obtained.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

14.                               LONG TERM LOAN

On June 27 and September 25, 2014, the Company entered into two unsecured long-term loan arrangements with the Bank of Jiangsu (Beijing Branch), the principal of which were RMB17.04 million and RMB4.5 million, respectively, with an annual interest rate of 7.995% (before November 22, 2014) or 7.800% (after November 22, 2014).

Future installment repayment schedule according to the loan agreements are as follows:

	December 31, 2015
	RMB’000	US$’000

2016	7,180	1,108
2017	4,340	670

Total	11,520	1,778

15.                               DEFERRED GOVERNMENT GRANT

Deferred government grant consisted of the following:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

Beginning	24,360	37,360	5,767
Received	13,000	1,350	209
Recognized as income during the year	—	(13,911)	(2,147)

Ending	37,360	24,799	3,829

Recognize in one year	37,360	16,360	2,526

During the years ended December 31, 2014 and 2015, the Company received RMB13,000,000 and RMB1,350,000 (US$209,000) of government grants, respectively, from the relevant PRC government authorities. The government grant received is required to be used in research and development projects and refundable until the intended projects are passed for government inspection.

During the year ended December 31, 2015, a certain government grant has complied with the conditions attached. Hence, government grants of RMB13,911,000 (US$2,147,000) related to expense has been recognized in the consolidated statements of comprehensive loss in other operating income.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

16.                               CAPITAL LEASE OBLIGATIONS

Certain computer equipment and optical fibers were acquired through capital leases entered into by the Company. Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	December 31, 2015
	RMB’000	US$’000

2016	79,624	12,292
2017	71,603	11,054
2018	37,897	5,849

Total minimum lease payment	189,124	29,195
Less: amount representing interest	(14,059)	(2,170)

Present value of remaining minimum lease payment	175,065	27,025

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

17.                               SHARE-BASED COMPENSATION (CONTINUED)

On March 26, 2013, the Company’s Board of Directors authorized the accelerated vesting of 2,758,336 share options that were issued under 2011 Plan to one employee upon her resignation from the Company. The originally measured compensation cost of RMB2,948,000 was reversed and the fair value of the award on the modification date of RMB1,676,000 was recognized on the modification date.

During the years ended December 31, 2013, 2014 and 2015, the Company granted 9,471,008, 5,734,480 and nil options, respectively, to a combination of employees and directors of the Company at exercise prices ranging from US$0.24 to US$0.53. As of December 31, 2015, options to purchase 17,472,054 of ordinary shares were outstanding and options to purchase 7,294,209 ordinary shares were available for future grant under the Option Plans.

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

(a)         Options Granted to Employees

The following table summarized the Company’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2014	32,403,574	0.23	6.78	10,479

Granted	5,734,480	0.53

Exercised	(12,501,376)	0.19
Forfeited	(1,213,920)	0.26

Outstanding, December 31, 2014	24,422,758	0.32	7.60	6,466

Vested and expected to vest at December 31, 2014	24,422,758	0.32	7.60	6,466

Exercisable at December 31, 2014	15,339,959	0.27	6.95	5,626

Exercised	(6,980,032)	0.37
Forfeited	(3,682,672)	0.43

Outstanding, December 31, 2015	13,760,054	0.27	5.91	3,358

Vested and expected to vest at December 31, 2015	13,760,054	0.27	5.91	3,358

Exercisable at December 31, 2015	9,521,520	0.21	5.98	2,920

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

17.                               SHARE-BASED COMPENSATION (CONTINUED)

(a)                                Options Granted to Employees (continued)

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2015 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2015 of US$8.24 per ADS (equivalent to US$0.52 per ordinary share). The total intrinsic value of stock options exercised during the years ended December 31, 2013, 2014 and 2015 was RMB15,497,000, RMB79,729,000 and RMB29,241,000(US$4,514,000), respectively.

As of December 31, 2015, there was RMB1,218,000 (US$188,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the accelerated method over the remaining vesting periods of different tranches, ranging from 0.25 years to 2 years.

The Company calculated the estimated fair value of the options granted in 2013, 2014 using the binomial option pricing model with the following assumptions:

	July 8, 2013	December 23, 2014

Suboptimal exercise factor	2.8	2.8
Risk-free interest rates	2.66%	2.18%
Expected volatility	61.26%	55.60%
Expected dividend yield	0%	0%
Weighted average fair value of share option	0.141	0.311

The total fair value of options vested during the years ended December 31, 2013, 2014 and 2015 was RMB3,458,000, RMB14,064,000, and RMB3,098,000 (US$478,000), respectively.

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

On December 23, 2014, the Company issued 11,265,520 shares of restricted shares to the employees and directors under 2011 Plan. The restricted shares shall become vested in each year of 2014, 2015, 2016 and 2017, respectively.

On December 11, 2015, the Company issued 40,106,656 shares of restricted shares to the employees and directors under 2011 Plan. The restricted shares shall become vested in each year of 2016, 2017 and 2018, respectively.

As of December 31, 2015, there was RMB102,638,000 (US$15,845,000) of unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested restricted shares which is expected to be recognized over a weighted-average period of 0.2 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

17.                               SHARE-BASED COMPENSATION (CONTINUED)

(b)                                 Restricted Shares Award Granted to Employees (continued)

The following table summarized the Company’s restricted shares award issued under 2011 Plan:

	Number of ordinary shares	Weighted average grant date fair value
		(US$)
Outstanding, January 1, 2014	6,759,194	0.24

Granted	11,265,520	0.58
Vested	(2,507,698)	0.24
Forfeited	(592,000)	0.24

Outstanding, December 31, 2014	14,925,016	0.50

Expected to vest at December 31, 2014	14,925,016	0.50

Granted	40,106,656	0.43
Vested	(9,291,500)	0.49
Forfeited	(1,333,584)	0.52

Outstanding, December 31, 2015	44,406,588	0.43

Expected to vest at December 31, 2015	44,406,588	0.43

The cost of the restricted shares awards is determined using the fair value (determined based on the fair market value of the Company’s ordinary shares on the grant date, or if the grant date is not a trading day then the immediately preceding trading date), net of expected forfeitures. The aggregate fair value of the unvested RSUs as of December 31, 2015 was RMB125,097,000 (US$19,312,000). The total fair value of RSUs vested during the years ended December 31, 2013, 2014 and 2015 was nil, RMB3,734,000 and RMB29,492,000(US$4,553,000), respectively.

(c)                                  Share options issued to non-employees

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2015 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2015 of US$8.24 per ADS (equivalent to US$0.52 per ordinary share). As of December 31, 2015, the Company has options issued to non-employees outstanding to purchase an aggregate of 1,232,000 shares with an exercise price below the closing price of the Company’s ordinary shares on December 31, 2015, resulting in an aggregate intrinsic value of RMB2,579,000(US$398,000).

A total compensation expense relating to all options and restricted shares award recognized for the years ended December 31, 2013, 2014 and 2015 is as follows:

	2013	2014	2015
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000
Cost of revenues	1,665	951	3,670	567
Sales and marketing expenses	3,853	2,167	2,882	445
General and administration expenses	3,833	10,612	38,796	5,989
Research and development expenses	2,501	3,307	3,258	503
	11,852	17,037	48,606	7,504

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

18.                               ACCUMLATED OTHER COMPREHENSIVE INCOME

The movement of accumulated other comprehensive income is as follows:

	Foreign currency translation	Unrealized holding gain on available- for-sale investments	Total
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2014	(205)	1,362	1,157

Other comprehensive income	46	583	629

Balance as of December 31, 2014	(159)	1,945	1,786

Other comprehensive income	264	1,853	2,117
Balance as of December 31, 2015	105	3,798	3,903
Balance as of December 31, 2015, in US$	16	587	603

19.                               MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB41,036,000, RMB46,178,000 and RMB53,820,000 (US$8,308,000) for the years ended December 31, 2013, 2014 and 2015, respectively.

20.                               INCOME TAXES

Enterprise income tax

Cayman Islands

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIEs.

Ireland

ChinaCache Ireland limited was registered in Mahon, Cork, Ireland in 2013.  The entity is subject to Ireland Income Tax (12.5%).

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

DECEMBER 31, 2013, 2014 AND 2015

20.                               INCOME TAXES (CONTINUED)

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. ChinaCache Beijing qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2013 to 2015. The HNTE certificate of ChinaCache Beijing is expiring in 2016 and there exists uncertainties with the reapplication outcome. The Company thus applied 25% in deferred tax computation.

Beijing Blue IT has applied for renewal of High and New Technology Enterprise status from 2015 to 2017 and received official approval as High and New Technology Enterprise in July 2015, and therefore is eligible for a preferential tax rate of 15% effective from 2015 to 2017 if it continues to qualify on an annual basis.

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2015, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2015, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2015, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Company will continue to monitor its tax status.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

20.                     INCOME TAXES (CONTINUED)

Loss before income tax expense consists of:

	For the years ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	(6,777)	8,533	(2,302)	(355)
PRC	(26,157)	(18,471)	(109,047)	(16,834)

	(32,934)	(9,938)	(111,349)	(17,189)

The income tax expense (benefit) comprises:

	For the years ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000	US$’000

Current	(11,809)	11,837	2,665	411
Deferred	13,104	(14,934)	(25,279)	(3,902)

	1,295	(3,097)	(22,614)	(3,491)

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to the PRC operations to income tax expense (benefit) for the years ended December 31, 2013, 2014 and 2015, is as follows:

	For the years ended December 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000	US$’000

Loss before income tax expense	(32,934)	(9,938)	(111,349)	(17,189)

Income tax computed at PRC statutory tax rate of 25%	(8,233)	(2,485)	(27,838)	(4,297)
Preferential tax rates	(50)	2,192	3,335	515
International rate differences	1,496	2,169	(1,745)	(269)
Additional 50% tax deduction for qualified research and development expenses	(7,227)	(10,861)	(9,531)	(1,472)
Non-deductible expenses	22,389	8,629	18,564	2,866
Effect of changes in tax rates on deferred taxes	3,947	(5,575)	(1,406)	(218)
Changes in unrecognized tax benefits	2,738	616	(1,939)	(299)
Changes in the valuation allowance	(2,123)	1,980	(1,949)	(301)
Effect of changes in tax rates on prior year tax	(11,642)	—	—	—
Other permanent difference	—	238	(105)	(16)
Income tax expense (benefit)	1,295	(3,097)	(22,614)	(3,491)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

20.                     INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

	For the years ended December 31,
	2014	2015
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Allowance for doubtful accounts	9,149	8,392	1,296
- Deferred government grant	5,604	2,454	379
- Accruals	6,061	7,077	1,092
Less: valuation allowance	(156)	—	—

Net current deferred tax assets	20,658	17,923	2,767

Non-current:
- Tax losses	2,218	8,112	1,252
- Property and equipment	980	2,093	324
- Deferred government grant	—	1,266	195
- Intangible assets	—	322	50
Less: valuation allowance	(2,218)	(425)	(66)

Net non-current deferred tax assets	980	11,368	1,755

Total Deferred tax assets	21,638	29,291	4,522

Deferred tax liabilities:
Non-current:
- Property and equipment	44	—	—

Net non-current deferred tax liabilities	44	—	—

Total Deferred tax liabilities	44	—	—

Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future years.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

20.                  INCOME TAXES (CONTINUED)

As of December 31, 2015, the Company has net operating tax losses carried forward from its PRC subsidiaries, as per filed tax returns, of RMB44,860,000 (US$6,925,000), which will expire between 2016 and 2020.

As of December 31, 2015, the Company intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Benefits

As of December 31, 2014 and 2015, the Company recorded an unrecognized tax benefit of RMB24,917,000 and RMB22,978,000 (US$3,547,000), respectively, of which RMB13,178,000 and RMB6,828,000 (US$1,054,000), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets.  The unrecognized tax benefit is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2014 and 2015, all of the unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. The Company recorded penalty of RMB99,000 and RMB2,206,000 (US$341,000) and interest expense of RMB2,031,000 and RMB1,619,000 (US$250,000) for the years ended December 31, 2014 and 2015, respectively.

As of December 31, 2015, the Company’s tax years ended December 31, 2008 through 2015 remain open for statutory examination by tax authorities.

A roll-forward of accrued unrecognized tax benefits is as follows:

	December 31,
	2014	2015
	RMB’000	RMB’000	US$’000

Balance—beginning	24,301	24,917	3,847
Increase based on tax positions related to the current year	1,518	321	49
Decrease of tax positions related to prior year	(902)	(2,260)	(349)
Reclassified as liabilities held for sale (Note 10)	—	(4,813)	(743)

Balance—ending	24,917	18,165	2,804

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

21.       RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Director of the Company
Ms. Kou Xiaohong	The Co-Founder and Director of the Company
Flashapp	A company under the significant influence of the Company
Xuntong Tianxia Limited (“Xuntong”)*	A company under the significant influence of a senior management of the Company
Jiuzhou Changxiang Technologies (Beijing) Limited (“Jiuzhou Changxiang”)*	A company under the significant influence of a senior management of the Company

The Company had the following related party balances as of December 31, 2014 and 2015 and related party transactions during the year then ended:

	Xuntong	Jiuzhou Changxiang	Ms. Kou Xiaohong	Flashapp	Total

Balance as of January 1, 2014	141	(844)	(18)	—	(721)

Cash received from Xuntong	(141)	—	—	—	(141)
Service fee paid to Jiuzhou Changxiang	—	844	—	—	844
Balance as of December 31, 2014	—	—	(18)	—	(18)
Service charge by Flash app	—	—	—	(81)	(81)
Service fee paid to Flash app	—	—	—	81	81
Balance as of December 31, 2015	—	—	(18)	—	(18)
Balance as of December 31, 2015 (US$’000)	—	—	(3)	—	(3)

* Subsequent to the senior management’s resignation in September 2014, these companies ceased to be related parties of the Company.

22.       ISSUANCE OF ORDINARY SHARES FROM EQUITY OFFERING

In March 2014, the Company issued 24,894,647 ordinary shares to a group of institutional investors for an aggregate cash consideration of RMB158,044,000. In addition, the group of institutional investors purchased 28,960,922 ordinary shares from the Company’s existing shareholders for a total cash consideration of RMB183,858,000 which was paid to the selling shareholders through the Company.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

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

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividend payments, loans or advances. As of December 31, 2014 and 2015, the Company had appointed RMB1,326,000 and RMB1,326,000 (US$205,000), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2015, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB449,886,000(US$69,450,000).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

24.                               LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	For the Year Ended
	December 31,
	2013	2014	2015
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net loss attributable to ordinary shareholders:	(34,229)	(6,841)	(88,691)	(13,691)

Denominator:
Number of shares outstanding, opening	362,102,972	373,380,252	413,147,475	413,147,475
Weighted average number of shares issued	813,568	53,904,519	1,423,986	1,423,986
Weighted average number of shares repurchased	—	(23,882,843)	(7,421,952)	(7,421,952)
Weighted-average number of shares outstanding — Basic	362,916,540	403,401,928	407,149,509	407,149,509
Weighted-average number of shares outstanding — Diluted	362,916,540	403,401,928	407,149,509	407,149,509

Loss per share
-Basic	(0.09)	(0.02)	(0.22)	(0.03)
-Diluted	(0.09)	(0.02)	(0.22)	(0.03)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2013, 2014 and 2015 as their effects would be anti-dilutive.

During 2014, the Company issued 31,379,008 treasury stock to its share depositary bank which will be used to settle stock option awards upon their exercise. During 2015, the Company issued 163,904 treasury stock to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. During 2015, treasury stock has been used to settle the exercise of 8,776,032 share options and 9,291,500 shares of restricted shares vested, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

25.                               FAIR VALUE MEASUREMENT

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

In accordance with ASC 820, the available-for-sale investment of the mutual fund is classified within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis. The available-for-sale investments in preferred shares of Investee C and convertible loan of investee B are classified within Level 3 and determined based on discounted cash flow model using the discount curve of market interest rates. The fair value of the investments was determined by management with the assistance of an independent third party valuation firm.

Investment in the Investee B
RMB’000
Fair value at January 1, 2014	—
Investment during 2014	3,068
Fair value at December 31, 2014 and January 1, 2015	3,068
Changes in fair value	905
Fair value at December 31, 2015	3,973
Fair value at December 31, 2015 (US$’000)	613

The Company’s valuation techniques used to measure the fair value were derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment will be recorded in other comprehensive income.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

26.                               COMMITMENTS AND CONTINGENCIES

(a) Operating Leases

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Total rental expense under all operating leases was RMB19,806,000, RMB20,568,000 and RMB22,100,000(US$3,412,000) for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, the Company had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	December 31, 2015
	RMB’000	US$’000

2016	22,156	3,420
2017	9,363	1,445
2018	160	25

	31,679	4,890

(b) Purchase Commitments

As of December 31, 2015, the Company had outstanding purchase commitments in relation to bandwidth and cloud infrastructure of RMB470,227,000 (US$72,590,000).

(c) Contingencies

The Company and certain of its current and former officers and directors have been named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Central District of California filed on October 9, 2015. The action — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from March 27, 2015 to August 20, 2015 — alleges that certain of our statements in press releases, quarterly earnings calls, and an SEC filing contained misstatements or omissions related to our High Performance Cloud Cache platform and asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act. On January 5, 2016, the court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel.  On February 19, 2016, the lead plaintiff filed a First Amended Complaint. On April 4, 2016, the Company filed a motion to dismiss the First Amended Complaint.

As the action remains in its preliminary stages, the Company’s management is unable to express any opinion on the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss.

27.                               SUBSEQUENT EVENT

In addition to the information disclosed elsewhere in the financial statements, as of the date of this report, the August 2015 Share Repurchase Plan and December 2015 Share Repurchase Plan are completed.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

28.                               CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2014	2015
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	73,408	46,363	7,157
Prepaid expenses and other current assets	2,256	2,117	327
Short term investment	25,219	26,169	4,040

Total current assets	100,883	74,649	11,524

Non-current assets:
Property and equipment, net	5,565	2,890	446
Long term investments	16,539	17,841	2,754
Investments in subsidiaries and consolidated VIEs	714,317	629,483	97,175

Total non-current assets	736,421	650,214	100,375

TOTAL ASSETS	837,304	724,863	111,899

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses and other payables	2,357	3,637	561

Total current liabilities	2,357	3,637	561

Total liabilities	2,357	3,637	561

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 430,738,131 and 399,905,971shares issued and outstanding as of December 31, 2014 and 2015, respectively)	310	310	48
Additional paid-in capital	1,424,075	1,473,468	227,464
Treasury stock	(41,940)	(94,275)	(14,554)
Statutory reserves	1,326	1,326	205
Accumulated deficit	(550,610)	(663,506)	(102,428)
Accumulated other comprehensive income	1,786	3,903	603

Total shareholders’ equity	834,947	721,226	111,338

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	837,304	724,863	111,899

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

28.                               CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

General and administrative expenses	(14,072)	(8,189)	(7,726)	(1,193)
Impairment of an available-for-sale investment	(1,217)	—	—	—

Operating loss	(15,289)	(8,189)	(7,726)	(1,193)

Interest income	1,075	2,727	15	2
Other income	6	—	3,376	521
Foreign exchange (loss) gain	(6,608)	8,213	13,284	2,051
Share of losses from subsidiaries and consolidated VIEs	(13,413)	(9,592)	(97,640)	(15,072)

Loss before income taxes	(34,229)	(6,841)	(88,691)	(13,691)

Net loss	(34,229)	(6,841)	(88,691)	(13,691)

Foreign currency translation	(1,975)	46	264	41
Unrealized gain from available-for-sale investments	1,821	583	1,853	286
Amounts reclassified from accumulated other comprehensive income	(1,912)	—	—	—
Total other comprehensive income (loss), net of tax	(2,066)	629	2,117	327
Comprehensive loss	(36,295)	(6,212)	(86,574)	(13,364)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

28.                  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net cash used in operating activities	(40,370)	(1,120)	(4,528)	(698)

Cash flows from investing activities:
Cash given to subsidiaries and consolidated VIEs	(12,240)	(283,068)	—	—
Cash paid for long term investment	(4,815)	(2,692)	(1,302)	(201)
Cash received from sale of available-for-sale investments	57,260	—	—	—

Net cash provided by (used in) investing activities	40,205	(285,760)	(1,302)	(201)

Cash flows from financing activities:
Consideration paid to selling shareholders	—	(183,858)	—	—
Proceeds received on behalf of selling shareholders	—	183,858	—	—
Proceeds from issuance of ordinary shares	—	158,044	—	—
Proceeds from employee share options exercised	15,683	13,975	16,993	2,623
Cash guaranteed as restricted cash	(60,000)	60,000	—	—
Cash received from an off-shore subsidiary	—	—	42,946	6,630
Payment for repurchase of ordinary shares	—	—	(93,891)	(14,494)

Net cash generated by (used in) financing activities	(44,317)	232,019	(33,952)	(5,241)

Net decrease in cash and cash equivalents	(44,482)	(54,861)	(39,782)	(6,140)
Cash and cash equivalents at beginning of the year	164,024	117,626	73,408	11,332
Effect of foreign exchange rate changes on cash	(1,916)	10,643	12,737	1,965
Cash and cash equivalents at end of the year	117,626	73,408	46,363	7,157

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

28.                  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

(a)  Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries and VIEs. The Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their income as “Share of profits (losses) from subsidiaries and Consolidated VIEs” on the statements of comprehensive income (loss). The PRC subsidiary and VIEs have restrictions on their ability to pay dividends to the Company under PRC laws and regulations (Note 23). The subsidiaries and VIEs did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b)  Commitments

The Company does not have significant commitments or long-term obligations as of any of the periods presented.