Form 20-F
period 2016-12-31
ChinaCache International Holdings Ltd.
filed 2017-11-14
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Fengye Gao, Financial Controller

Telephone: +(86 10) 6408 5098

Facsimile: +(86 10) 6408 5888

Section A, Building 3

Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 16 ordinary shares Ordinary shares, par value US$0.0001 per share*	NASDAQ Global Select Market NASDAQ Global Select Market*

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

409,339,219 ordinary shares, par value US$0.0001 per share, as of December 31, 2016.

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•                  “Beijing Blue I.T.” means Beijing Blue I.T. Technologies Co., Ltd.

•                  “Beijing Jingtian” means Beijing Jingtian Technologies Co., Ltd.

•                  “ChinaCache,” “we,” “us,” “our company,” and “our” refer to ChinaCache International Holdings Ltd., its subsidiaries and its consolidated variable interest entities;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;

•                  “ChinaCache Beijing” means ChinaCache Network Technology (Beijing) Co., Limited.

•                  “Renminbi” or “RMB” refers to the legal currency of China;

•                  “U.S.” refers to the United States of America;

•                  “U.S. GAAP” refers to generally accepted accounting principles in the U.S.; and

•                  “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the U.S.

•                  “Xin Run” means ChinaCache Xin Run Technology (Beijing) Co., Limited.

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2014, 2015 and 2016 and our balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the year ended December 31, 2012 and 2013 and our balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Loss Data:
Net Revenues:
Third party customers	801,189	1,103,243	1,384,273	1,353,627	1,054,235	151,842
A related party customer	12,543	—	—	—	—	—
Total Net Revenues:	813,732	1,103,243	1,384,273	1,353,627	1,054,235	151,842
Cost of revenues (1)(3)	(559,460)	(756,617)	(966,558)	(1,041,412)	(1,077,810)	(155,237)
Gross profit (loss)	254,272	346,626	417,715	312,215	(23,575)	(3,395)
Other operating income (loss)	—	—	—	13,911	(19,044)	(2,743)
Operating expenses: (1)
Sales and marketing expenses(1)	(87,597)	(124,578)	(127,843)	(115,621)	(93,603)	(13,482)
General and administrative expenses (1)	(83,379)	(129,846)	(144,003)	(202,518)	(256,007)	(36,872)
Provision (recovery of provision) for doubtful accounts receivable	(22,736)	(23,722)	(46,977)	3,892	(9,010)	(1,298)
Transaction tax on assets transfer	—	—	—	(27,733)	—	—
Research and development expenses (1)	(68,523)	(102,704)	(116,381)	(103,110)	(104,018)	(14,982)
Impairment of long-lived assets	—	—	—	—	(399,094)	(57,482)
Impairment of long term investment	—	(1,217)	—	—	(18,240)	(2,627)
Operating loss	(7,963)	(35,441)	(17,489)	(118,964)	(922,591)	(132,881)
Interest income	1,844	2,513	5,529	4,618	4,669	672

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Interest expense	(1,340)	(3,584)	(8,220)	(13,158)	(11,647)	(1,678)
Other (expense) income	(1,758)	6,886	6,298	2,991	5,336	769
Foreign exchange (loss) gain	(1,481)	(3,308)	3,944	13,164	14,209	2,047
Loss from continuing operations before income taxes	(10,698)	(32,934)	(9,938)	(111,349)	(910,024)	(131,071)
Income tax (expense) benefit	(6,293)	(1,295)	3,097	22,614	(4,229)	(609)
Net loss	(16,991)	(34,229)	(6,841)	(88,735)	(914,253)	(131,680)
Net loss attributable to the noncontrolling interest	—	—	—	(44)	(776)	(112)
Net loss attributable to the Company’s shareholders	(16,991)	(34,229)	(6,841)	(88,691)	(913,477)	(131,568)
Loss per ordinary share:
Basic	(0.05)	(0.09)	(0.02)	(0.22)	(2.24)	(0.32)
Diluted	(0.05)	(0.09)	(0.02)	(0.22)	(2.24)	(0.32)
Loss per ADS(2)
Basic	(0.75)	(1.51)	(0.27)	(3.49)	(35.84)	(5.12)
Diluted	(0.75)	(1.51)	(0.27)	(3.49)	(35.84)	(5.12)
Shares used in basic loss per share computation	363,780,875	362,916,540	403,401,928	407,149,509	408,189,722	408,189,722
Shares used in diluted loss per share computation	363,780,875	362,916,540	403,401,928	407,149,509	408,189,722	408,189,722

(1)         Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,896	1,665	951	3,670	5,961	859
Sales and marketing expenses	6,917	3,853	2,167	2,882	2,753	397
General and administrative expenses	3,219	3,833	10,612	38,796	72,483	10,440
Research and development expenses	3,056	2,501	3,307	3,258	3,828	550
Total share-based compensation expenses included in cost of revenues and operating expenses	16,088	11,852	17,037	48,606	85,025	12,246

(2)         Each ADS represents 16 ordinary shares.

(3)         Includes amount to a related party of nil, RMB0.1 million and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	For the year ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	317,137	338,092	375,879	606,796	134,924	19,433
Accounts receivable, net	230,199	306,237	319,494	243,431	190,587	27,450
Assets held for sale	—	—	—	1,060,543	1,270,483	182,988
Total current assets	600,842	786,751	864,815	1,986,857	1,706,139	245,735
Property, plant and equipment, net	179,239	240,650	418,886	499,946	—	—
Cloud infrastructure construction in progress	—	12,236	283,475	—	—	—
Intangible assets, net	3,368	5,563	10,321	10,898	—	—
Total assets	900,890	1,167,168	1,731,208	2,618,616	1,776,823	255,916
Liabilities held for sale	—	—	—	1,014,449	1,302,658	187,622
Total current liabilities	235,641	511,908	864,105	1,779,700	1,864,184	268,499
Total liabilities	239,001	514,035	896,261	1,896,929	1,919,343	276,443
Total shareholders’ equity	661,889	653,133	834,947	721,687	(142,520)	(20,527)

Exchange Rate Information

A majority of our operations are conducted in China and our revenues are mainly denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 9, 2017, the certified exchange rate was RMB 6.6378 to US$1.00.

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

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
2017
April	6.8900	6.8876	6.8988	6.8778
May	6.8098	6.8843	6.9060	6.8098
June	6.7793	6.8066	6.8382	6.7793
July	6.7240	6.7694	6.8039	6.7240
August	6.5888	6.6670	6.7272	6.5888
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.6018
November (through November 9)	6.6378	6.6252	6.6380	6.6018

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

D.                                    Risk Factors

Risks Related to Our Business and Industry

We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

We had net losses in recent years. For the three years ended December 31, 2014, 2015, and 2016, our net loss was RMB6.8 million, RMB88.7 million, and RMB914.3 million (US$131.7 million), respectively. As of December 31, 2016, we had an accumulated deficit of RMB1,682.5 million (US$242.3 million) and a deficit in working capital of RMB158.0 million (US$22.8 million).  In 2016, we had net cash used in operating activities of RMB187.2 million (US$27.0 million), net cash used in investing activities of RMB202.4 million (US$29.2 million) and net cash used in financing activities of RMB84.6 million (US$12.2 million).  We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures,  we cannot assure your that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the construction and successful operation of our cloud infrastructure projects, the timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will use the cash inflows to be funded by the credit facilities in the amount of approximately RMB610.0 million (US$87.9 million) to support and expand our business operations. In addition, we plan to control the operating costs of and improve the net cash inflow from the CDN operations, as well as to continue to pursue the completion of equity transfer of Xin Run. With our existing cash and cash equivalents, the bank borrowing and the anticipated improvement in the cash inflow from the operations, we expect to have sufficient capital to meet our anticipated working capital requirements and capital expenditure for at least the next 12 months.

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of our continuing as a going concern. Facts and circumstances including recurring losses, negative working capital and net cash outflows raise substantial doubt about our ability to continue as a going concern. In particular, there can be no assurance that the credit facilities can be drawn down in a timely manner, the cash flows from CDN operations can be improved as planned, or the transaction of the spin-off of Xin Run can be completed as we expect. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to raise new capital or to continue our operations.

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

We invest heavily in capital equipment and infrastructure to increase our network capacity. For example, we had capital expenditures of RMB259.3 million, RMB417.8 million and RMB356.0 million (US$51.3 million) in 2014, 2015 and 2016, respectively, which relate to our additions of intangible assets and property and equipment. In 2017 and beyond, we may increase our costs and expenses, including investments in infrastructure and additional bandwidth, servers and other equipment. In particular, we plan to continue the development of our High Performance Cloud Cache, or HPCC, and Bandwidth Schedule Platform to optimize bandwidth usage and improve network efficiency in order to meet the needs of new product development and our evolving businesses. We expect these projects, upon completion, to result in substantial reduction in our future operation expenses and capital expenditures on equipment but because the aforementioned technologies are relatively new, we cannot assure you that their implementation will benefit us with the cost and expense reduction as expected, or at all. Furthermore, our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we may not accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2014, 2015 and 2016, 9.8%, 24.7% and 32.7%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer. In addition, we plan to attract additional customers for our cloud infrastructure and charge fees for facilities development and/or on-going management and operation. If we cannot attract enough customers for our cloud infrastructure project, we may not be able to recoup our investments and our profitability in connection with this business line will suffer adverse impact, which will in turn affect our overall results of operation.

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

The market for content and application delivery services is characterized by rapidly changing technology, evolving customer needs and requirements, and frequent new product and service introductions. Our results of operations depend on our ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. We must commit significant resources to developing new services or enhancements to our existing services before we are able to develop services that are widely accepted by the market. For example, individuals are increasingly using mobile devices to access internet content. Our ability to provide new and innovative solutions to address challenges posed by mobile device users is important to our future growth potential. Furthermore, we may not successfully execute our technology initiatives or our new services initiatives, such as the internet exchange and data center business, because of unexpected complexities in planning or timing, technical hurdles that we fail to overcome in a timely manner, misunderstandings about market demand or a lack of appropriate resources. In 2015 and 2016, we experienced an interruption in our services to our clients as a result of technical difficulties we had when migrating our services from our existing platform to our high capacity platform. Due to the resulting decrease in user traffic, our revenue from this line of business was adversely affected in 2015 and 2016. At the end of 2015, we started to optimize the performance of the HPCC platform. In several phrases in 2016, we improved the performance of the HPCC platform for a number of products including downloading, VOD and webpage services and in these areas the capacity of the platform reached its designed level. Towards the end of 2016, we began to improve the performance of the platform’s certain technical specifications such as the response time and achieved progresses. However, because the technology underlying our HPCC platform is relatively new, we may face new technical issues in the future. If we fail to timely and effectively address those issues as they arise, our system performance may be affected resulting in decrease in customer traffic and loss in our number of customers. This may in turn materially and adversely affect our results of operations. Failures in execution or market acceptance of new services we introduce could also result in competitors providing those solutions before we do, which could lead to loss of market share, revenues and earnings.

We may continue to record impairments charges in the future.

If our business conditions deteriorate, our long lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the fair value. In the year ended December 31, 2016, we recorded impairment of long-lived assets in the total amount of RMB399.1 million (US$57.5 million), consisting of impairment loss of intangible assets of RMB11.7 million (US$1.7 million) and impairment loss of property, plant and equipment of RMB387.4 million (US$55.8 million). We cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but not limited to, a sustained decline in the price of our securities, strategic decisions made in response to changes in economic and competitive conditions, any material adverse change in our relationship with significant customers or the impact of the economic environment on our customer base. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

During any given fiscal period, a relatively small number of customers typically account for a significant percentage of our revenue. Our five largest customers contributed 31.5%, 37.5% and 48.2% of our total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. Our large customers may decrease the amount of services they purchase from us, ask for price reduction or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

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

We believe that we currently have good business relationships with telecommunications carriers and major third-party providers, and we have access to adequate communications and storage capacity to provide our services. However, there can be no assurance that we will always be able to secure communications and storage capacity on commercially acceptable terms, and that we are adequately prepared for unexpected increases in bandwidth demands or unplanned network interruptions. Furthermore, the changes in regulatory environment and the operating policies of the telecommunications carriers could also adversely affect our business relationships with telecommunications carriers and third-party service providers. If we are unable to obtain transmission capacity on terms commercially acceptable to us or at all, our business and financial results could suffer.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone since 2014. The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.7% in 2016. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

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

We compete in a market that is intensely competitive and rapidly changing. We have experienced and expect to continue to experience intense competition. In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology, 21Vianet, Tencent Cloud, Ali Cloud and a number of new cloud hosting service providers. Although multinational companies currently do not have a significant presence in the content and application delivery services market in China, in part due to regulatory restrictions in China’s telecommunications sector, we may face competition from multinational companies if regulatory restrictions in China are lifted in the future. Also, as a result of the growth of the content delivery services market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Some of our current or potential competitors may have greater financial, marketing and other resources than we do and may have stronger governmental support. Some of our competitors may offer lower prices on competing services in order to gain market share. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Furthermore, some of our current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that we offer. Increased competition could result in price reductions and revenue decline, loss of customers and loss of market share, which could harm our business, financial condition and results of operations.

Any unplanned interruption in the functioning of our network or services could lead to significant costs and disruptions.

Our business is dependent on providing our customers with fast, efficient and reliable delivery of internet content and applications. Many of our customers depend on our services to operate their businesses. Consequently, any disruption of our services could have a material impact on our customers’ businesses. Our network or services could be disrupted by numerous events, including natural disasters, power losses, changes in our service providers’ practices and failure of our software or network. From time to time, we need to correct errors and defects in our software or in other aspects of our network. There may be errors and defects originating with third-party networks or software on which we rely that harm our ability to deliver our services. We may also experience disruptions caused by software viruses or other attacks by unauthorized users. Despite our significant capital investments, we may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in our services. Any widespread interruption of the functioning of our networks and related services for any reason would reduce our revenues and could harm our business and financial results. In 2016, the internet connection at one of our third-party co-location facilities was interrupted for several hours and as a result our services to certain customers were affected. This is a one-time incident and did not have any material impact on our business or results of operation. If in the future similar incidents or a more widespread interruption occurred or if we failed to deliver internet services and applications to users as expected during a high-profile media event or well-publicized circumstance, our reputation could be severely damaged. Moreover, any disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could disrupt our services, cause damage to our brand and adversely affect our results of operations.

Our computer networks may be vulnerable to cyber incidents, including but not limited to unauthorized access, computer hacking, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents our cybersecurity measures could misappropriate proprietary information or cause interruptions, malfunctions or disruptions to our operations. Our electronic data may also be vulnerable to attacks, unauthorized access and misappropriation, which may corrupt our electronic data. We have not experienced a major cybersecurity breach to date. However, if a major cybersecurity breach were to occur, the losses or liabilities associated with such breach could have a material adverse effect on our business. We have implemented solutions, processes, and procedures to help mitigate our exposure to these types of cybersecurity risks, but these measures do not guarantee that we will not in the future experience a major cybersecurity breach. Actual or perceived concerns that our systems may be vulnerable to such cyber-attacks or disruptions may deter customers from using our solutions or services and could result in our customers making claims for damages. As a result, we may be required to devote significant incremental amounts of resources to protect against the threat or perceived threat of these cybersecurity risks or to alleviate problems caused by cyber incidents, if and when they were to occur.

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

•                  launching new products and services; and

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

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our services.

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

We have patents, patent applications and software copyright registrations in China and the U.S. relating to the technologies used in our business. Certain U.S.-based companies have been granted patents or have licensed patents in the U.S. relating to the content and application delivery business. In the past, we have conducted substantially all of our business operations in China. We primarily rely upon our local business partners in the U.S. to address our content and application delivery needs in those markets. However, the possibility of intellectual property rights infringement claims against us may still increase as we expand outside China.

If we fail to defend ourselves against any intellectual property infringement claim, we may lose significant intellectual property rights and may be unable to continue providing our services, which could have a material adverse effect on our results of operations and business prospects.

We may not be able to prevent others from unauthorized use of our intellectual property.

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 49 PRC patents, one U.S. patent, 9 PRC patent applications, one U.S. patent application and 23 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

If we are required to seek additional funding, such funding may not be available on commercially acceptable terms, if at all.

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenues, increased expenses, increased investment in capital equipment or the acquisition of significant businesses or technologies. In addition, although we have completed building constructions for our cloud infrastructure, we may need to incur substantial investments in the future to equip the buildings with hardware according to potential customers’ specifications. Also, we utilized the funds prepaid by People.cn and Beijing Federation of Supply and Marketing Cooperatives, or BFSMC, for the construction of the buildings to be sold to People.cn and BFSMC, respectively. Under our framework agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million (US$15.2 million) to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million (US$15.2 million) to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Currently the legal proceeding is still on-going.  Please see “Item 8. Financial information—A. Consolidated Statements and Other Financial Information-Legal Proceedings-Litigation” for more information. With respect to the sale of data center building to People.cn, if we cannot successfully complete the sales and transfer, People.cn may demand their prepayment, which could have a material adverse impact on our cash position.

We believe that our cash and cash equivalents, and anticipated cash from operating activities and financing will be sufficient to fund our operations and proposed capital expenditures for at least the next 12 months. If for unforeseen circumstances we do need to obtain additional funding, it may not be available on commercially acceptable terms, if at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we are able to find outside funding sources, we may be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We may also be required to take other actions that could lessen the value of our ADSs, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our capabilities or cease operations in certain jurisdictions or completely. Similarly, if we are unable to generate or raise capital that is sufficient to fund proposed investments in our cloud infrastructure hardware, we may not be able to provide our customers with cloud data centers that meet their requirements. We may, as a result, not be able to fully implement our cloud infrastructure strategy.

If our preferential tax treatment for ChinaCache Beijing and Beijing Blue I.T. becomes unavailable, our results of operations may be materially and adversely affected.

The Enterprise Income Tax Law, effective as of January 1, 2008, as recently amended on February 24, 2017, permits certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other financial or non-financial criteria to enjoy a reduced 15% enterprise income tax rate subject to certain qualification criteria. In November 2013, ChinaCache Beijing obtained the certificate of “high and new technology enterprise” jointly issued by the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation, and has since then continued to qualify as a “high and new technology enterprise” and been entitled to a reduced income tax rate of 15%. In December 2016, ChinaCache Beijing was recognized as a “high and new technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2016 to 2019.

In November 2012, Beijing Blue I.T. was recognized as a “high and new technology enterprise” and was eligible for a preferential tax rate of 15% effective retrospectively from 2012 to 2015. In July 2015, Beijing Blue I.T. was recognized as a “high and new technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2015 to 2018.

In December 2013, Beijing Blue I.T. was recognized as a key software enterprise covered by the national planning layout scheme, or Key Software Enterprise, jointly by the National Development and Reform Commission, the Ministry of Industry and Information Technology, or the MIIT, Ministry of Commerce and State Administration of Taxation, or the SAT, which entitled it to enjoy a preferential income tax rate of 10% for 2013 and 2014. According to a Circular issued by the MIIT and the SAT on Matters relating to Preferential Corporate Income Tax Policies for Software Enterprises in May 27, 2015, the recognition of “Key Software Enterprise” was stopped since May 2015. In May 2016, Ministry of Finance, SAT, National Development and Reform Commission and MIIT jointly issued a circular to restart the recognition of Key Software Enterprise which may be entitled to the preferential tax rate of 10% by filing with the local tax authority with supporting documentation proving its qualifications to be a “Key Software Enterprise” during its annual income tax settlement process. Beijing Blue I.T. has not made filings with tax authority yet and does not enjoy the preferential tax rate of 10%. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC.”

If our preferential tax treatment of ChinaCache Beijing and Beijing Blue I.T. becomes unavailable, their enterprise income tax rate would increase to 25% and thus our income tax expenses would increase, which may have a material adverse effect on our net income and results of operations.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of December 31, 2016, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

We have granted, and may continue to grant, stock options and restricted shares under our stock incentive plans, resulting in increased share based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011. There were options to purchase 13,760,054 of our ordinary shares and 44,406,588 shares as restricted shares in accordance with these plans granted and outstanding as of December 31, 2016. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Stock Incentive Plans.” For the years ended December 31, 2014, 2015 and 2016, we recorded RMB17.0 million, RMB48.6 million and RMB85.0 million (US$12.2 million), respectively, in share-based compensation expenses for employees. If we grant more stock options or restricted shares to attract and retain key personnel, the expenses associated with share based compensation may adversely affect our results of operations. However, if we do not grant stock options or restricted shares or reduce the number of stock options or restricted shares that we grant, we may not be able to attract and retain key personnel.

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

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemic. Any such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. In May 2008, a severe earthquake hit part of Sichuan province in southwestern China, and in April 2010, another severe earthquake hit part of Qinghai province in western China, and in August 2014, another strong earthquake hit part of Yunnan province in southern China, each of which resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, any outbreak of avian flu, severe acute respiratory syndrome (SARS), influenza A (H1N1), H7N9, Ebola, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations; (ii) each of the documents currently effective under the contractual arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect and (iii) the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the above circular. Accordingly, there can be no assurance that the PRC regulatory authorities that regulate providers of content and application delivery services and other participants in the telecommunications industry, in particular, the MIIT, will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

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

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

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

Pursuant to the share pledge agreements which our wholly-owned subsidiary, ChinaCache Beijing, has entered into with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders, the shareholders of Beijing Blue I.T. and Beijing Jingtian have agreed to pledge their respective equity interests in Beijing Blue I.T. and Beijing Jingtian to ChinaCache Beijing to secure Beijing Blue I.T.’s and Beijing Jingtian’s performance of their obligations under the relevant contractual arrangements. The share pledges of Beijing Blue I.T. and Beijing Jingtian under these share pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

In addition, when registering the pledges over the equity interests under the share pledge agreements with the local branch of SAIC, the amount of secured liabilities as stated on the application forms was RMB40.0 million for Beijing Blue I.T. and RMB10.0 million for Beijing Jingtian, corresponding to the pledged equity interests. The share pledge agreements with the shareholders of Beijing Blue I.T. provide that the pledged equity interest constitutes continuing security for any and all of the payment obligations under all of the principal service agreements. The share pledge agreements with the shareholders of Beijing Jingtian provide that the pledged equity interest constitutes continuing security for any and all of payment obligations, including payment of consulting and service fees, under the business cooperation agreement. However, it is possible that a PRC court may take the position that RMB10.0 million or RMB40.0 million, as applicable, represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the share pledge agreements and are in excess of RMB10.0 million or RMB40.0 million, as applicable, could be determined by the PRC court as unsecured debt, which takes secondary priority comparing with other creditors of secured debts.

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

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council effective from September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT on September 18, 2017, Beijing Blue I.T. is permitted to carry out its internet data center business (excluding internet resource coordination service), content delivery network business, its domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”.

On January 17, 2017, the MIIT issued a Circular on Clearing up and Regulating the Internet Access Service Market, or MIIT Circular No. 32, aiming to regulate illegal operations in the field of internet data center (IDC) service, internet access (ISP) service and content delivery network (CDN) service business. In particular, the MIIT Circular No. 32 reiterates that an entity is prohibited from operating any of the IDC, ISP or CDN services without proper telecommunication business operation permit, or engaging in activities beyond the permitted business scope or permitted geographical scope specified on its operation permit, nor shall a qualified telecommunication business operator lease or transfer its qualification or resources to an unauthorized entity in the form of technology cooperation or in other disguised form. In addition, pursuant to the MIIT Circular No. 32, if an entity had obtained a VAT License for IDC service business prior to the implementation of the Catalog of Telecommunications Business (2015 Version) and has actually engaged in CDN service or internet resource coordination business, it must undertake in a written commitment to the issuing authority of its VAT License by March 31, 2017 that it will satisfy relevant requirements for CDN service or internet resource coordination service, as applicable, and obtain the corresponding VAT License by the end of 2017. If it fails to obtain the VAT License by the deadline, it must cease to operate the CDN service and internet resource coordination service business from January 1, 2018. If an entity fails to submit the above commitment by March 31, 2017, it shall be refrained from engaging in CDN service and internet resource coordination service since April 1, 2017. Beijing Blue I.T. had submitted the written commitment on March 30, 2017 in compliance with the relevant requirement and has obtained the relevant VAT License for CDN services issued by MIIT on September 18, 2017.

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

A large portion of our operations are conducted in China and a significant part of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and allocation of resources. While the PRC economy has grown significantly over the past several decades, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has been slowing. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs. The draft Foreign Investment Law further provides that if a foreign entity is controlled by PRC investors, when it invests in the restricted industry as indicated in the “negative list” and upon market entry clearance by the Ministry of Commerce, its investments would be treated as investment made by PRC domestic investors. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign invested enterprise, or FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately approved by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce or its local branches, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

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

We are a holding company and conduct a significant part of our business through our operating subsidiaries and consolidated variable interest entities, which are limited liability companies established in China. We rely principally on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses, if any. The payment of dividends by entities organized in China is subject to certain limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries, ChinaCache Beijing and Xin Run, are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, it is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if ChinaCache Beijing or Xin Run incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of ChinaCache Beijing or Xin Run to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Under China’s Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.

Pursuant to the Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The SAT issued SAT Circular 82 in April 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. In July 2011, the SAT issued additional rules to provide more guidance on the implementation of SAT Circular 82. The additional rules specify that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although SAT Circular 82 and the additional guidance apply only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

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

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from a public offering to make loans or additional capital contributions to our PRC subsidiaries or consolidated variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company, we may make loans to our PRC subsidiaries, ChinaCache Beijing and Xin Run, or consolidated variable interest entities, or we may make additional capital contributions to ChinaCache Beijing or Xin Run. Any loans to ChinaCache Beijing or Xin Run or consolidated variable interest entities are subject to PRC regulations. For example, loans by us to ChinaCache Beijing or Xin Run, each of which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange.

We may also decide to finance our operations in China by means of capital contributions. These capital contributions must be approved by or subsequently filed with the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds from a public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues.

A significant part of our revenues and expenses are denominated in Renminbi. Under PRC laws, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange. Currently, our PRC subsidiaries, ChinaCache Beijing and Xin Run, may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange. However, foreign exchange transactions by ChinaCache Beijing or Xin Run under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including the State Administration of Foreign Exchange. In particular, if ChinaCache Beijing or Xin Run borrows foreign currency loans from us or other foreign lenders, these loans must first be registered with the State Administration of Foreign Exchange. If ChinaCache Beijing or Xin Run borrows foreign currency, the accumulative amount of its foreign currency loans shall not exceed the difference between the total investment and the registered capital of ChinaCache Beijing or Xin Run, as applicable. If we finance ChinaCache Beijing by means of additional capital contributions, these capital contributions must be approved by or made post-contribution filing with certain government authorities. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or consolidated variable interest entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

In March 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which came into effect as of June 1, 2015. SAFE Circular No. 19 provides that, among other things, a foreign-invested company may convert foreign currency capital in its capital account into RMB on a “at will” basis. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such “at will” conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on an “at will” basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, enterprises registered in the PRC may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to RMB on an “at will” basis. SAFE Circular No. 16 reiterates that the RMB funds so converted shall not be used for the purpose of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business or prohibited by laws or regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) extending loans to non-affiliated enterprises (except as expressly permitted in the business license); and (iv) purchasing non-self-used real properties (except for real estate enterprises).

The audit report included in this Annual Report is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board, or the PCAOB, and, as such, our shareholders are deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the U.S. and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, Ernst & Young Hua Ming LLP is required under the laws of the U.S. to undergo regular inspections by the PCAOB. However, because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work is not currently inspected fully by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against the Big 4 accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the U.S.

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

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the U.S.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. It is difficult to predict whether such depreciation will continue and how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We are aware that our PRC resident beneficial owners subject to these SAFE registration requirements have registered with the Beijing SAFE branch and will amend the registration to reflect the recent changes to our corporate structure.  However, we cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 37; nor can we assure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to ChinaCache Beijing and Xin Run, and consolidated variable interest entities, limit ChinaCache Beijing’s and Xin Run’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

We and our PRC resident employees who participate in our stock incentive plan are subject to these regulations. We have registered our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Share Incentive Plan with Beijing branch of SAFE. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company— Business Overview—Regulation—Regulations on Employee Stock Options Granted by Listed Companies.”

Our ability to transfer ownership of the buildings of our cloud infrastructure may be restricted if we fail to obtain requisite governmental approvals.

In March 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing, upon which we plan to partner with our clients to construct cloud infrastructure. We have entered into agreements with two clients, pursuant to which they agreed to purchase part of the cloud infrastructure from us. The final equity transfer agreement with one of the two clients, People.cn, will be effective when the requisite governmental approvals are obtained. The land we acquired for the development of our cloud infrastructure is categorized as land for industrial use and hence if we need to sell other buildings in the future, the transfer of ownership of the buildings constructed on such land, along with relevant land use rights, is subject to the prior approval by multiple administrative authorities. If we fail to obtain such approvals, our ability to transfer ownership of the buildings in our cloud infrastructure to potential investors or clients will be restricted and our financial condition may thereby be adversely affected. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Transfer of Real Estate Properties”.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Market on October 1, 2010, the market prices of our ADSs have ranged from US$0.72 to US$35.0 per ADS, and the last reported trading price on November 13, 2017 was US$1.26 per ADS.

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

•                  changes in governmental regulations; and

•                  detrimental negative publicity about us, our products and services, our financial results or our compliance with applicable law.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the U.S. have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Further, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

We will have to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation,” including any appeals of such lawsuit should our initial defense be unsuccessful. We may become subject to similar lawsuits from time to time. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our assets, the market value of our ADSs and ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. Based on our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income for the taxable year is passive income or (ii) at least 50% of the value of its assets (based on the average quarterly value of its assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.

Although the law in this regard is not entirely clear, we treat Beijing Blue I.T. and Beijing Jingtian as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits, and, as a result, we consolidate these entities’ results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T. and Beijing Jingtian for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current year or any subsequent taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in any transaction. Under circumstances where revenues from activities that produce royalty income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash in our operations or for other active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information— Taxation—U.S. Federal Income Tax Considerations—General”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information, see “Item 10.E. Additional Information— Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Holders of our ADSs may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a significant part of our operations in China and a majority of our officers and directors reside outside the U.S.

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the U.S. We conduct a significant part of our operations in China through our wholly-owned subsidiaries and VIEs in China. The majority of our officers and directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it may be difficult for the holders of our ADSs to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws or otherwise. Even if the holders of our ADSs are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render the holders of our ADSs unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the U.S. or any state.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the U.S.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a public company of the U.S.

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

ITEM 4.                        INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We commenced operations through Beijing Blue I.T., a company incorporated in China in June 1998. In June 2005, we incorporated ChinaCache International Holdings Ltd., or ChinaCache Holdings, under the laws of the Cayman Islands to become our offshore holding company through a series of corporate restructuring transactions.

In August 2005, we established our wholly-owned PRC subsidiary, ChinaCache Network Technology (Beijing) Limited, or ChinaCache Beijing.

In August 2007, we incorporated ChinaCache North America, Inc., or ChinaCache U.S., a wholly-owned subsidiary of ChinaCache Holdings, in California, the U.S.

In July 2008, we obtained control over Beijing Jingtian, through contractual arrangements.

In October 2010, we completed our initial public offering and our ADSs commenced trading on the NASDAQ Global Market under the symbol “CCIH”.

In July 2011, we established Xin Run, a PRC-incorporated company, primarily for the purpose of cloud infrastructure business.

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

In August 2014, we established (i) Beijing Shouming Technology Co., Limited, or Beijing Shouming, (ii) Beijing Zhao Du Technology Co., Limited, or Beijing Zhao Du and (iii) Beijing Shuoge Technology Co., Limited, or Beijing Shuoge, each a 100% subsidiary of Xin Run. In July 2017, Xin Run transferred all of its equity interests in Beijing Zhao Du to a subsidiary of BFSMC.

In January 2015, ChinaCache Ireland established a branch office in London. In March 2016, we incorporated ChinaCache Networks (UK) Limited, or ChinaCache UK, in the United Kingdom and are in the process of transferring our Ireland operations to ChinaCache UK.

In September 2015, Xin Run increased its registered capital by US$0.2 million, which was subscribed by Tianjin Shuishan Technology Co., Ltd, or Tianjin Shuishan, a PRC company owned by Mr. Song Wang and Ms. Jean Xiaohong Kou. As a result, Xin Run was converted from a wholly foreign-owned enterprise to a sino-foreign joint venture. In November 2015, we entered into definitive agreements to sell 60% of Xin Run’s equity interest to three investors, including Tianjin Shuishan, for a total consideration of RMB375.0 million. The agreements were later terminated. In March 2017, we entered into another set of definitive agreements to sell 79% of Xin Run’s equity interest to three investors, including Tianjin Shuishan, for a total consideration of RMB221.2 million. After the completion of the transaction, we will, through a subsidiary, own 20% equity interest in Xin Run and will cease to consolidate the results of Xin Run and its subsidiaries.

In August 2016, we incorporated ChinaCache Assets LLC, or CCAL, a wholly owned subsidiary of ChinaCache U.S., in California, the U.S.

Our headquarters are located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuixianqiao North Road, Chaoyang District, Beijing, PRC. Our telephone number at this address is +86 10 6408 5098. Beijing Blue I.T. currently has 13 branch offices in 13 cities in China, namely, Beijing, Tianjin, Shenyang, Harbin, Shanghai, Nanjing, Guangzhou, Shenzhen, Wuhan, Chongqing, Chengdu, Xi’an and Taiyuan. ChinaCache Beijing currently has one branch office in Tianjin, and Xin Run currently has one branch office in Tianjin. In addition to ChinaCache U.S., ChinaCache Ireland, ChinaCache UK and CCAL, we have three other subsidiaries outside of mainland China, namely ChinaCache Networks (Hong Kong) Limited, established in Hong Kong in April 2008, Metasequoia Investment Limited, established in the British Virgin Islands in March 2012, and JNet Holdings Limited, established in the British Virgin Islands in September 2007. Our agent for service of process in the U.S. in connection with our registration statement on Form F-1 for our initial public offering is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

As a carrier-neutral service provider, our network in China is interconnected with networks operated by all telecommunications carriers, major non-carriers and local internet service providers in China. We deploy servers and nodes across networks throughout most part of China and we use a private transmission backbone that connects our nodes and data centers, thereby optimizing our content and applications delivery performance and reliability. With servers widely deployed at strategic locations, we are able to provide services throughout China. Our wide range of services makes us a top choice for customers requiring content and application delivery total solutions to different regions in China. We believe that our robust nationwide service platform, which is the result of our significant investments in capital, time and human resources, is not easy to replicate and provides us with a competitive advantage.

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

We provide the following services that are offered on a stand-alone basis or combined as part of our integrated solutions:

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

ChinaCache Cloud Hosting Services

Our ChinaCache Cloud Hosting Services are designed to meet customer needs for cloud hosting. The services provide high performance computing environment and storage, supported by our established content and application delivery network. Customers using our ChinaCache Cloud Hosting Services include, but not limited to, companies that operate internet social networks, online games, e-commerce or internet media. In July 2014, we received a credible cloud hosting service certificate from Data Center Alliance, a non-profit organization founded by over 60 leading technology enterprises in the cloud hosting, data center, content delivery, and big data services industry and supervised by the Academy of Telecommunication Research of the Chinese Ministry of Industry and Information Technology, or the MIIT. Our cloud hosting service and block storage service satisfied all the 13 stringent accreditation criteria required by the MIIT such as durability, mobility, privacy protection, resource allocation and failure recovery.

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

Internet Exchange and Data Center Services

We have formed a strategic cooperation with an industry leading independent internet exchange service provider to jointly develop internet exchange centers in China to be branded “CHN-IX”. Upon completion, CHN-IX is expected to provide interconnected data center platform and internet exchange related services for domestic Chinese and international ISPs, cloud and IT services providers, content providers, financial companies, enterprises and network, online games operators and mobile services providers to promote efficient exchanges of internet traffic and interconnections with lower operating cost and increased business opportunities.  In January 2016, Xin Run entered into joint venture agreements with Henan Zhongfu Industrial Corporation, or Zhongfu, to jointly develop internet data centers to tap into the growing demand for IDC services in Henan. However, due to the change of business plans, the joint venture with Zhongfu was terminated in March 2017 before either party has made any capital contribution to it.

Mobile Internet Solutions

Aiming to provide mobile acceleration services to the projected growing mobile internet market, our mobile internet solutions try to help APP owners and mobile websites to achieve high quality content delivery regardless of the type of mobile access network used by the end users. Furthermore, our mobile internet solutions also feature effortless set-up and seamless integration with users’ traditional CDN deployment scheme, if any.

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

In February 2017, we entered into an exclusive partnership with PacketZoom, a provider of in-app technology that boosts mobile app performance. We were granted exclusive right in China to build mobile-friendly infrastructure to deliver Packet Zoom ExpresslaneTM aimed to accelerate and improve reliability of mobile app content delivery in China. The term of partnership is initially three years subject to renewal.

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

•                  Cloud Extension Solution. Cloud Extension is developed for cloud hosting service providers to improve their service quality and end user experience. Our Cloud Extension Solution can provide security for cloud applications, and we are able to protect our customers’ data centers through our approximately 25,000 edge servers.

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

Cloud Infrastructure Development

In early 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing and intended to develop cloud infrastructure in collaboration with our clients. In December 2015, we entered into definitive agreements for Xin Run, which owns and operates ChinaCache’s Atecsys Cloud Data Center, or Atecsys, for investors to acquire 60% of Xin Run’s equity interest for a total consideration of RMB375 million. The transaction valued Xin Run’s shareholders’ equity (pre-money) at approximately RMB250 million. The agreements were later terminated. As an alternative to the proposed transaction, on March 6, 2017, the Company announced that it has entered into definitive agreements to sell 79.0% equity interest of Xin Run to Tianjin Shuishan, Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., or Shanghai Qiaoyong, and Tianjin Dingsheng Zhida Technology Co., Ltd., or Tianjin Dingsheng, for a total consideration of RMB221.2 million in cash before fees and expenses. The newly proposed transaction valued Xin Run’s shareholders’ equity by an independent third-party firm at approximately RMB280 million. Pursuant to the agreements, Tianjin Shuishan, Shanghai Qiaoyong and Tianjin Dingsheng agreed to purchase 47.67%, 26.33% and 5.0%, respectively, of the equity interest in Xin Run for a consideration of RMB133.5 million, RMB73.7 million and RMB14.0 million, respectively. Shanghai Qiaoyong may designate a self-established fund as general partner, Tianjin Shuishan and Tianjin Dingsheng may respectively designate wholly-owned subsidiaries, to complete the transaction. After completion of the transaction, ChinaCache will, through a subsidiary, own 20.0% equity interest of Xin Run and will cease to consolidate the financial results of Xin Run and its subsidiaries. Tianjin Shuishan and Tianjin Dingsheng are controlled by Mr. Song Wang, Chairman of the Board of Directors and Chief Executive Officer of ChinaCache. Tianjin Shuishan will obtain a loan from Shanghai Qiaoyong or its affiliates to finance its acquisition. The completion of the transaction is subject to customary closing conditions, including obtaining of requisite governmental registration. The transaction has been approved by our Board of Directors, acting upon the unanimous recommendation of its audit committee, consisting of independent and disinterested directors. Atecsys is located in Shunyi Tianzhu Tax Free Zone in Beijing, China and is expected to become the largest International T3+ Data Center in Beijing based on the total number of server racks, which will be approximately 15,000 when completed. After completion of this transaction, we expect to establish strategic cooperation with Xin Run to offer total solutions products to our customers. As of the date of this annual report, the data center is still under construction.

In early 2015, we officially launched our next generation cloud-based CDN platform, HPCC. HPCC is designed to offer our customers enhanced stability and utilization through a unified distribution platform that dispatches available bandwidth across all customer verticals. The HPCC platform is expected to result in better traffic load balance, higher bandwidth reuse rates, lower maintenance costs, and greater efficiency through automated dispatching that maximizes bandwidth utilization, accelerates bandwidth allocation, and minimizes the potential for human error as compared with traditional CDN architectures.

Given the emerging cloud hosting service trend, more large enterprises in China will want to have their own cloud data center. With the development of our cloud infrastructure and cloud platform, we believe we are well positioned to become an innovative cloud CDN provider in China.

Our Customer-tailored Integrated Solutions

We divide our customer base into five industry groups. Based on the needs and preferences of customers of each industry, we have developed a wide range of integrated solutions that are tailored to the characteristics of each industry.

Media and Entertainment. As more and more advertising spending is being shifted to online media, our customers in the media industry are adapting to this trend and investing significant resources in online content delivery. To capitalize on this opportunity, we customize our services aimed at media companies, enabling them to carry online broadcasting of major events, such as the CCTV Spring Festival Gala, and other rich media content to audiences. We customize our Rich Media Streaming Services and File Transfer Services to specifically address media companies’ rich media delivery needs. In addition, our services for media companies typically include our Link Anti-Hijack and certain other value-added services. Entertainment or online game operators seek to cost-effectively deliver large files to hundreds of thousands of game players simultaneously accessing the same online game through different networks. In addition, due to the unreliable interconnectivity among different telecommunications networks in China, players located in different regions often cannot simultaneously play in the same game zone. Our online game solution is designed to address these problems by enabling online game operators to bypass traditional server and bandwidth limitations to ensure reliable and efficient file downloading, handle peak traffic conditions and substantially increase the level of interconnectivity. Our online game solution typically includes our Guaranteed Application Services, Web Page Content Services and File Transfer Services and certain other value-added services.

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

Internet and Software Services. Internet portals often provide geographic-specific advertisements or other information and contain rich media content and applications, which require Rich Media Streaming and Guaranteed Application Services. Software providers typically have significant download traffic. Surges in traffic due to new software launches or the distribution of security updates can overwhelm traditional delivery system, impacting website performance and causing end-user downloads to be disrupted or fail. Our internet and software services solution helps these customers to address these needs. For instance, our Geo-Content Acceleration service enables customers’ websites to automatically provide geographic-specific content to end-users corresponding to each end-user’s specific geographic location. Our File Transfer Services can significantly increase the speed and reliability of software download.

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

Customers and Customer Support

Our customer base has decreased from approximately 2,169 active customers as of December 31, 2015 to approximately 1,999 active customers as of December 31, 2016 and includes some of China’s and the world’s leading companies in the areas of media, mobile internet, online game, e-commerce, internet and software, enterprises, financial institutions and government agencies.

In 2014, 2015 and 2016, our five largest customers contributed 31.5%, 37.5% and 48.2% of our total net revenues, respectively.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2014, 2015 and 2016, approximately 90.2%, 75.3% and 67.3%, respectively, of our existing customers chose to renew their contract or enter into new contract with us.

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

Our Network and Technologies

Inadequate interconnectivity within China’s public internet infrastructure between different regions of China, among competing telecommunications networks and across different areas within the same operator network is a significant problem in China. There are several telecommunications carriers that operate internet backbone in China, including China Telecom, the predominant carrier in Southern China, and China Netcom, the predominant carrier in Northern China. Each of these companies runs its own independent network, which is constrained by respective networks’ coverage. Different networks must connect to one another in order to allow the users to communicate. Due to inadequate cooperation among telecommunications carriers, interconnectivity bottlenecks remain a major problem in China, contributing to a slow transmission speed across services and applications.

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

Widely Deployed Servers and Dedicated Backbone

As of December 31, 2016, we deployed approximately 18,956 servers in China and over 290 servers overseas. In addition, we lease, through long-term contracts, dedicated optical fibers to serve as our private transmission backbone. Our private transmission backbone to connect directly to a significant portion of our nodes, designated as super nodes, each of which is interconnected with networks owned by different telecommunications carriers or ISPs. The private transmission backbone enhances the quality and scalability of our internet services and applications delivery.

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2014, 2015 and 2016, 97%, 95% and 91%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

We have also deployed service nodes in 116 cities worldwide covering parts of Asia, North America, Western Europe, the Middle East and North Africa to allow our customers in China to distribute internet services and applications to end-users in those regions and vice versa. We have also obtained access to networks operated by international ISPs through contractual arrangements to further extend our services to other countries.

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

Our internal research and development team consisted of 293 engineers as of December 31, 2016, representing approximately 34.0% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We send selected engineers in China to our research and development center in Silicon Valley for training purposes. Our North America research and development center in Silicon Valley focuses on developing our next-generation content-aware network services and provide additional resources for our North American customers. It allows us to maintain close communications with international clients and also strengthens our ability to provide services overseas while also supporting the international business development goals of Chinese companies. This research and development center’s research works mainly focus on technological developments in mobile internet, cloud hosting service and network safety and reliance.

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

We also play a strategic role in improving the overall network environment in China. In November 2013, we set up a joint laboratory with the MIIT. This is a collaborative effort with the government in which we will use our network resources and expertise to research on and generate ideas for the next generation CDN and other important network technology developments, especially in the mobile internet, big data and cloud hosting service areas.

Intellectual Property

As of the date of this annual report, we have 49 patents issued by, and 9 PRC patent applications the State Intellectual Property Offices of China, and one U.S. patent issued by, and one U.S. patent application pending with, the U.S. Patent and Trademark Office, all relating to different aspects of content and application delivery service technologies. In addition, we have 23 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have 56 trademark registrations issued by, and 1 trademark applications pending with, the Trademark Bureau of the State Administration for Industry and Commerce covering our company name, logo and service.

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

Sales and Marketing

We have both domestic and international sales and marketing teams. Our domestic sales and marketing team is primarily based in four regions in China, namely, Beijing, Shanghai and Guangzhou and Shenzhen. We also have overseas sales offices in Hong Kong, U.S. and Europe for international business. We sell our services and solutions through our direct sales force and, to a lesser extent, sale agencies. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. We actively market our portfolio of services and solutions through our sales personnel. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaborations among our sales teams, product development teams and research and development teams to develop additional services and solutions that meet the needs of our customers.

Up to the date of this annual report, we have ten sales units, with each of these sales units providing our services to a particular type of customers. These ten sales units are (1) North China sales unit, (2) East China sales unit, (3) South China sales unit, (4) government sales unit, (5) key account sales unit, (6) key account development unit, (7) global business development unit, (8) Asia sales unit, (9) North America sales unit and (10) Europe sales unit.

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

Competition

In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology, and 21Vianet, which acquired FastWeb in 2012, and Alibaba, which launched its Ali Cloud CDN commercial services in 2014 to offer third-party CDN services. In March 2015, Tencent also announced its launch of TencentCloud CDN. In addition, a number of small cloud hosting service companies also began to offer CDN services. We believe that the principal competitive factors affecting the content and application delivery services market include:

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

We believe that we may compete favorably with our domestic competitors on the basis of these factors or the combination of them.

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

In the Telecommunications Services Classification Catalogue 2015 version promulgated by MIIT in December 2015, the internet data service business and content and application delivery business is listed under the first category of the value-added telecommunications business. Pursuant to the Value-Added Telecommunications Business Operating License, or the VAT license, issued to Beijing Blue I.T. by the MIIT on September 18, 2017, Beijing Blue I.T. is permitted to carry out internet data center business (excluding internet resource coordination service), content delivery network business, domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”.

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

Currently, Beijing Blue I.T. holds a Cross-Regional VAT license, issued by the MIIT with an effective term until September 18, 2022 under the first category of the “value-added telecommunications services.” As specified in this Cross-Regional VAT license, Beijing Blue I.T. is permitted to carry out (i) the internet data center business (excluding internet resource coordination service) across 18 cities in China; (ii) the content distribution network business throughout China; (iii) the domestic internet virtual private networks business across 8 cities in China; and (iv) the internet access business across 17 provinces in China. Beijing Blue I.T. also holds an ICP License with an effective term until December 10, 2017. Beijing Jingtian holds an ICP License with an effective term until July 9, 2019.

On January 17, 2017, the MIIT issued a Circular on Clearing up and Regulating the Internet Access Service Market, or Circular No. 32, aiming to regulate illegal operations in the field of internet data center (IDC) service, internet access (ISP) service and content delivery network (CDN) service businesses. In particular, the MIIT Circular No. 32 reiterates that an entity is prohibited from operating any of the IDC, ISP or CDN services without proper telecommunication business operation permit, or engaging in activities beyond the permitted business scope or permitted geographical scope specified on its operation permit, nor shall a qualified telecommunication business operator lease or transfer its qualification or resources to an unauthorized entity in the form of technology cooperation or in other disguised form. In addition, pursuant to the MIIT Circular No. 32, if an entity had obtained a VAT License for IDC service business prior to the implementation of the Catalog of Telecommunications Business (2015 Version) and has actually engaged in CDN service or internet resource coordination business, it must undertake in a written commitment to the issuing authority of its VAT License by March 31, 2017 that it will satisfy relevant requirements for CDN service or internet resource coordination service, as applicable, and obtain the corresponding VAT License by the end of 2017. If it fails to obtain the VAT License by the deadline, it must cease to operate the CDN service and internet resource coordination service business from January 1, 2018. If an entity fails to submit the aforesaid commitment by March 31, 2017, it shall be refrained from engaging in CDN service and internet resource coordination service since April 1, 2017. Beijing Blue I.T. had submitted the written commitment on March 30, 2017 in compliance with the relevant requirement and has obtained the relevant VAT License issued by the MIIT on September 18, 2017.

Regulations on Internet Information Services

Beijing Blue I.T. operates a website, www.chinacache.com, to provide information related to its business. Internet information services in China are primarily regulated by the MIIT. Pursuant to the applicable regulations, to engage in commercial internet information services, the service providers shall obtain a VAT license for internet information services, or an “ICP License.” Beijing Blue I.T. holds an ICP License, issued by the Beijing Telecommunications Administration Department, with an effective term until December 10, 2017. Beijing Blue I.T.’s ICP License permits it to carry out commercial internet information services. Beijing Jingtian also has an ICP License issued by Beijing Telecommunications Administration Department, effective until July 9, 2019.

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

Regulation on Internet Security

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which became effective on June 1, 2017. In accordance with the Cyber Security Law, internet operators must set up internal security management systems and take technical and other necessary measures as required by applicable laws and regulations to safeguard the operation of networks, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, the Cyber Security Law requires internet operators to make emergency response plans for cyber security incidents and report to the competent governmental departments once any incident endangering cyber security occurs.

In September 2016, the General Office of MIIT issued the Trial Administration Measures on the Use and Operation Maintenance of Internet Information Security Management System. According to these measures, internet operators that are engaged in the internet data center, internet access and content and application delivery businesses must set up and maintain an internet information security management system. By using the internet information security management system, such internet operators are obligated to monitor the information they transmit and take timely measures in relation to any illicit content. Furthermore, such internet operators are also obligated to report security incidents to the authorities and accept their inspection.

Beijing Blue I.T. has already established an internet information security management system pursuant to applicable laws and regulations.

On May 2, 2017, the Cyberspace Administration of China issued the Measures on Security Review of Network Products and Services (for Trial Implementation),which came into effect on June 1, 2017. According to these Measures, important network products and services purchased by networks and information system concerning national security and network products and services purchased by operators in certain key industries and sectors relating to public services and infrastructure or critical information infrastructure in connection with national security are subject to cybersecurity review. The detailed scope of network products and services subject to security review will be determined by the relevant critical information infrastructure protection authority.

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

We conduct our businesses in China primarily through two sets of contractual arrangements. In this regard, we have contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders. Beijing Blue I.T. holds a Cross-Regional VAT license and currently owns all necessary trademarks and domain names in connection with our business covered by its VAT license. In the opinion of Han Kun Law Offices, our PRC legal counsel, each of the currently effective documents under the VIE arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained SAFE registration before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information(including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these SAFE registration requirements have registered with the Beijing SAFE branch and will amend the registration to reflect the recent changes to our corporate structure. However, we cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 37; nor can we assure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.”

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

On October 16, 2008, May 22, 2009, May 28, 2010 and June 20, 2011, we adopted our 2007, 2008 and 2010 Stock Incentive Plans and our 2011 Share Incentive Plan, respectively. Pursuant to these four plans, we issue employee stock options to our qualified employees and directors on a regular basis. In the application documents filed with the Beijing office of the State Administration of Foreign Exchange in connection with the registration of Mr. Song Wang’s and Ms. Jean Xiaohong Kou’s overseas investment in ChinaCache Holdings, it was indicated that approximately 7% of the share capital of ChinaCache Holdings are reserved for the employee stock options and service incentive shares. As of the date of this annual report, we have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing office of the State Administration of Foreign Exchange. After our initial public offering, we have advised our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with the relevant SAFE rules. We have registered our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Share Incentive Plan with Beijing branch of SAFE. The failure of our PRC stock options holders to complete their registration pursuant to Stock Option Rules and other foreign exchange requirements may subject us or our PRC stock options holders to fines and legal sanctions.

Further, a notice concerning the individual income tax on earnings from employee stock options, jointly issued by the Ministry of Finance and the SAT, provides that domestic companies that implement employee share option programs shall (1) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; and (2) file share option exercise notices and other relevant documents to the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies.

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

In March 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which effected as of June 1, 2015, supersede the SAFE Circular No. 142. SAFE Circular No. 19 provides that, among other things, a foreign-invested company may convert foreign currency capital in its capital account into RMB on a “at will” basis. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such “at will” conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on an “at will” basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, enterprises registered in the PRC may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to RMB on an “at will” basis. SAFE Circular No. 16 reiterates that the RMB funds so converted shall not be used for the purpose of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business or prohibited by laws or regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) extending loans to non-affiliated enterprises (except as expressly permitted in the business license); and (iv) purchasing non-self-used real properties (except for real estate enterprises).

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

Our contractual arrangements with our consolidated variable interest entities and their shareholders are described in further detail as follows:

Agreements that Provide Us Effective Control

Share Pledge Agreements. Pursuant to the share pledge agreements entered into on September 23, 2005 and supplemented on December 19, 2016 among ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T., each shareholder pledged his or her equity interest in Beijing Blue I.T. to ChinaCache Beijing to secure Beijing Blue I.T.’s obligations under the exclusive business cooperation agreement with ChinaCache Beijing. Each shareholder also agreed not to transfer or create any new encumbrance adverse to ChinaCache Beijing on his or her equity interest in Beijing Blue I.T. without the prior written consent of ChinaCache Beijing. During the term of the share pledge agreement, ChinaCache Beijing is entitled to all the dividends declared on the pledged equity interest. If Beijing Blue I.T. fails to perform its contractual obligations, ChinaCache Beijing, as pledgee, will be entitled to certain rights, including the right to take possession and to dispose of the pledged equity interest. The share pledge agreements shall terminate once Beijing Blue I.T. fulfilled its obligations under the principal agreements between ChinaCache Beijing and Beijing Blue I.T., including the full payment of consulting and service fees and license fees under the principal agreements.

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

Irrevocable Power of Attorney. Each shareholder of Beijing Blue I.T. executed an irrevocable power of attorney on September 23, 2005, which was superseded by an irrevocable power of attorney executed by such shareholder of Beijing Blue I.T. on December 19, 2016 appointing ChinaCache Beijing or a person designated by ChinaCache Beijing as his or her attorney-in-fact to attend shareholders’ meetings of Beijing Blue I.T. and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in Beijing Blue I.T. The power of attorney remains valid and irrevocable from the date of its execution, so long as he or she remains the shareholder of Beijing Blue I.T.

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

Exclusive Option Agreements. On September 23, 2005, ChinaCache Holdings entered into exclusive option agreements with Beijing Blue I.T. and each of its two shareholders, Mr. Song Wang and Ms. Jean Xiaohong Kou. Such agreements were amended and supplemented on May 10, 2010 and superseded by the exclusive option agreements entered into by and among ChinaCache Holdings, Beijing Blue I.T. and each of its two shareholders on January 20, 2016 and further superseded by the exclusive option agreements entered into by and among ChinaCache Holdings, Beijing Blue I.T. and each of its two shareholders on December 19, 2016. Pursuant to these agreements, the shareholders irrevocably granted ChinaCache Holdings or its designated representative an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Beijing Blue I.T. The consideration in excess of the outstanding loan amount when received by the shareholders upon the exercise of the exclusive option is required to be remitted to ChinaCache Beijing in accordance with PRC law. The shareholders must remit any funds received from Beijing Blue I.T. to ChinaCache Beijing in the manner permitted under PRC law, in the event that any distributions are made by Beijing Blue I.T. pursuant to any written consents by ChinaCache Holdings. ChinaCache Holdings or its designated representative has sole discretion to decide when to exercise the option and whether in part or in full. The term of these agreements is 10 years and will expire on December 19, 2026. The agreements may be renewed for an additional 10 years at ChinaCache Holdings’ sole discretion, and the times of such renewals are unlimited.

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

Agreements that Transfer Economic Benefits to Us or Absorb Losses

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T. entered into on September 23, 2005, ChinaCache Beijing agreed to provide Beijing Blue I.T. with exclusive business support and technical and consulting services, including technical services, business consultations, intellectual property licensing, equipment or property leasing, marketing consultancy, system integration, research and development, and system maintenance in return for fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests to any intellectual properties or technologies arising out of or created during the performance of this agreement. Pursuant to the exclusive business cooperation agreement, ChinaCache Beijing and Beijing Blue I.T. entered into the exclusive technical consultation and training agreement and exclusive technical support and service agreement (both described below), under which service fees are paid by Beijing Blue I.T. to ChinaCache Beijing. The initial term of the exclusive business cooperation agreement is 10 years and it was extended for another ten years upon ChinaCache Beijing’s written confirmation on September 20 2015, which will expire on September 23, 2025. Prior to this agreement’s and subsequent agreements’ expiration dates, ChinaCache Beijing can at its sole discretion renew at a term of its choice through written confirmation.

The exclusive business cooperation agreement dated July 31, 2008 between ChinaCache Beijing and Beijing Jingtian contains terms substantially similar to those of the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T.

Exclusive Technical Consultation and Training Agreement. On September 23, 2005, ChinaCache Beijing and Beijing Blue I.T. entered into an exclusive technical consultation and training agreement. Under this agreement, ChinaCache Beijing agreed to provide Beijing Blue I.T. with evaluation and analysis of Beijing Blue I.T.’s research and development system, process and results of operations, and training service. In return, Beijing Blue I.T. agreed to pay ChinaCache Beijing service fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests arising out of or created during the performance of this agreement, whether by ChinaCache Beijing or Beijing Blue I.T., including but not limited to, patent, copyright, and know-how property. The initial term of this agreement was five years and it was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010 and was extended again for another five years upon ChinaCache Beijing’s written confirmation on September 20, 2015 which will expire on September 23, 2020. The term can be extended at the sole discretion of ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Exclusive Technical Support and Service Agreement. Pursuant to the exclusive technical support and service agreement between ChinaCache Beijing and Beijing Blue I.T., entered into on September 23, 2005, ChinaCache Beijing has the exclusive right to provide Beijing Blue I.T. with technical support and services, including but not limited to, research and development of technology, daily maintenance, monitoring, testing and malfunction resolution of Beijing Blue I.T.’s equipment, and consultation on Beijing Blue I.T.’s network equipment, products and software. In return, Beijing Blue I.T. agreed to pay ChinaCache Beijing service fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests arising out of or created during the performance of this agreement, whether by ChinaCache Beijing or Beijing Blue I.T., including but not limited to, patent, copyright, and know-how property. The initial term of this agreement was five years and it was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010 and was extended again for another five years upon ChinaCache Beijing’s written confirmation on September 20, 2015 which will expire on September 23, 2020. The term can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Equipment Leasing Agreement. Under the equipment leasing agreement between ChinaCache Beijing and Beijing Blue I.T. dated September 23, 2005, ChinaCache Beijing agreed to lease its equipment to Beijing Blue I.T. and Beijing Blue I.T. agreed to pay the rent within five business days of the first month of each quarter. Beijing Blue I.T. can only use the equipment to conduct business according to its authorized business scope. The initial term of this agreement was five years. The agreement may be renewed at ChinaCache Beijing’s sole discretion. The agreement was extended for another five years upon ChinaCache Beijing’s written confirmation in September 2010 and was extended again for another five years upon ChinaCache Beijing’s written confirmation on September 20, 2015 which will expire on September 23, 2020. The term can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Loan Agreements. Each shareholder of Beijing Blue I.T. entered into a loan agreement on September 23, 2005 and a supplementary agreement on May 10, 2010 with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of providing capital to Beijing Blue I.T. to develop its business. In addition, ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Blue I.T. to be used for the operations of Beijing Blue I.T. The term of the loan agreement is ten years and it was extended for another ten years upon the contracting parties’ written confirmation on September 20, 2015, which will expire on September 23, 2025. The term of the loan agreement may be extended upon mutual written consent of the parties. On January 20, 2016, each shareholder of Beijing Blue I.T. entered into another loan agreement with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB 4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of subscribe for the capital increase of Beijing Blue I.T. The term of the loan agreement is ten years and expires on January 20, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. On December 19, 2016, each shareholder of Beijing Blue I.T. entered into another loan agreement with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB11 million and RMB9 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of purchasing the increased capital of Beijing Blue I.T. The term of the loan agreement is ten years and expires on December 19, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. In each loan agreement, the method of repayment shall be at the sole discretion of ChinaCache Holdings and the proceeds from the transfer of the shareholder’s equity interest in Beijing Blue I.T. to ChinaCache Holdings or another person designated by ChinaCache Holdings as permitted under PRC law shall be used to repay the loan. The shareholders shall repay the loans immediately upon certain events, including the shareholder leaving our employment, a third-party filing a claim against the shareholder which exceeds RMB100,000 or ChinaCache Holdings exercising its option to purchase the shareholder’s equity interest in Beijing Blue I.T. pursuant to the exclusive option agreement described above. Each loan agreement contains a number of covenants that restrict the actions the shareholders can take or cause Beijing Blue I.T. to take. For example, these covenants provide that the shareholder will:

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

Ms. Huiling Ying and Ms. Xinxin Zheng, who were then shareholders of Beijing Jingtian, entered into a loan agreement on July 31, 2008, which was supplemented on May 10, 2010 and December 3, 2012 with ChinaCache Beijing. Pursuant to these agreements, ChinaCache Beijing provided an interest-free loan of RMB4,250,000 to Ms. Xinxin Zheng and Ms. Huiling Ying, as shareholders of Beijing Jingtian at that time, for their investment in the registered share capital of Beijing Jingtian. On July 1, 2013, as a result of a transfer by Ms. Xinxin Zheng of all her equity interests in Beijing Jingtian to Mr. Lei Wang. Ms. Zheng and Mr. Wang entered into a loan assignment agreement, pursuant to which all liabilities of Ms. Zheng under the previous loan agreements were assigned to and assumed by Mr. Wang. The other terms of these agreements are substantially the same as those of the loan agreement and supplementary agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T. The term of these loan agreements is ten years from the date of execution. Such agreement can be extended upon mutual written consent of ChinaCache Beijing and two shareholders of Beijing Jingtian. ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Jingtian to be used for the operations of Beijing Jingtian and agreed to forego the right to seek repayment in the event that the shareholders of Beijing Jingtian are unable to repay such funding, to the extent permitted by PRC law.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•                  the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations;

•                  each and all of the currently effective documents under the VIE arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•                  the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits.

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

D.                                    Property, Plants and Equipment

Our headquarters are located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, PRC, where we lease approximately 10,792 square meters of office space. As of December 31, 2016, our other offices in mainland China occupied an aggregate of 1,481 square meters of leased space, and we also leased an aggregate of 7,755 square feet in the U.S., London and Hong Kong. In 2016, we have paid approximately US$3.5 million to purchase two office buildings of, in aggregate, approximately 10,000 square meters in California, the U.S., to expand our research and development capacity and support our global operations. One of these two buildings are currently leased out.

We have paid RMB51.7 million to acquire land use right in relation to approximately 39,000 square meters of land in Tianzhu Comprehensive Bonded Zone in Beijing. See “Item 5.A. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.” In December 2014, we entered into agreements with BFSMC, pursuant to which we agreed to sell to BFSMC one of the data center buildings with construction areas of approximately 14,208 square meters, which has been constructed on the aforementioned land in the Tianzhu Comprehensive Bonded Zone. Under our framework agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million (US$15.2 million) to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million (US$15.2 million) to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Currently the legal proceeding is still on-going.  Please see “Item 8. Financial information—A. Consolidated Statements and Other Financial Information-Legal Proceedings-Litigation” for more information. In April 2014, we entered into a framework agreement with People.cn, pursuant to which we agreed to sell to People.cn one of the data center buildings to be constructed in the Tianzhu Comprehensive Bonded Zone. This building has been put into use. We are still negotiating with People.cn on the terms of the equity transfer agreement and the final equity transfer agreement for the People.cn transfer will be effective when the requisite governmental approvals are obtained. In the event that we cannot successfully complete the sales of the data center building to People.cn, People.cn may demand their prepayment, which could have a material adverse impact on our cash position.

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

A.                                    Operating Results

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had approximately 2,031, 2,169 and 1,999 active customers as of December 31, 2014, 2015 and 2016, respectively. Revenues from our top five customers accounted for 31.5%, 37.5% and 48.2% of our total net revenues in 2014, 2015 and 2016, respectively.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our overall customer base widened in 2014, 2015 and 2016 as compared to prior years due to an increase in the number of customers. Our revenues in 2016 decreased as compared to that in 2015, mainly due to the interruption of our services we experienced caused by certain platform issues and intensified industry competition. We intend to attract and retain more high-value customers to increase our revenues and to maintain our margin at a stable level, meanwhile, we target gradual improvement in margins as our scale continues to grow and maintain a good level of customer mix.

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

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues increased from 69.8% in 2014 to 76.9% in 2015, primarily as a result of the increase of depreciation of property and equipment, and further increased to 102.2% in 2016, primarily as a result of the decrease of our total net revenues. We plan to devote significant resources to enhancing the efficiency of our operations and in particular to improve our bandwidth usage. However, if we fail to effectively reduce our cost of revenues, our profitability and competitiveness will be adversely affected.

A significant component of our cost of revenues is the depreciation of our network equipment, which is related to our capital expenditures. We had capital expenditures of RMB259.3 million, RMB417.8 million and RMB356.0 million (US$51.3 million) in 2014, 2015 and 2016, respectively. We make our investment decisions based upon evaluation of a number of factors, such as the amount of bandwidth and storage that our customers may demand, the cost of the physical network equipment required to meet such requirements and the forecasted capacity utilization of our network. If we over-estimate or under-estimate future demand for our services, our results of operations may suffer.

Components of Results of Operations

Revenues

In 2014, 2015 and 2016, we generated net revenues of RMB1,384.3 million, RMB1,353.6 million and RMB1,054.2 million (US$151.8 million), respectively.

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

The number of our active customers has grown from 2,031 as of December 31, 2014 to 2,169 as of December 31, 2015 and decreased to 1,999 as of December 31, 2016. We categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. Due to the changing competition landscape, our sales to customers in the media and entertainment, internet and software, mobile internet, enterprises and e-commerce industry groups fluctuated over time. During any given period, a relatively small number of customers typically accounts for a significant percentage of our total net revenues.

In September 2012, 6% of VAT, has replaced the original 5% business tax in Beijing as a result of the PRC government’s pilot VAT reform program, and applied to all services provided by ChinaCache Beijing and Beijing Jingtian and certain services provided by Beijing Blue I.T. Effective from June 2014, all services provided by Beijing Blue I.T. fall within the scope of the pilot program on telecom industry, and revenues generated by these services are subject to VAT instead of business tax. Our revenues are presented net of such VAT taxes and related charges in the same period in which the related revenues are recognized.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues
Third party customers	1,384,273	100.0%	1,353,627	100.0%	1,054,235	151,842	100.0%
Total Net Revenues	1,384,273	100.0%	1,353,627	100.0%	1,054,235	151,842	100.0%
Cost of revenues(1)(2)
Bandwidth, co-location and storage fees	788,288	57.0%	793,498	58.6%	842,726	121,378	79.9%
Depreciation of network equipment	80,660	5.8%	133,854	9.9%	134,079	19,311	12.7%
Payroll and other compensation costs of network operations personnel	61,572	4.4%	81,309	6.0%	76,702	11,047	7.3%
Other cost of revenues	36,038	2.6%	32,751	2.4%	24,303	3,501	2.3%
Total cost of revenues	966,558	69.8%	1,041,412	76.9%	1,077,810	155,237	102.2%
Other operating (income) loss	—	—	(13,911)	(1.0)%	19,044	2,743	1.8%
Operating expenses(1)
Sales and marketing expenses	127,843	9.2%	115,621	8.5%	93,603	13,482	8.9%
General and administrative expenses	144,003	10.4%	202,518	15.0%	256,007	36,872	24.3%
Provision (recovery of provision) for doubtful accounts receivable	46,977	3.4%	(3,892)	(0.3)%	9,010	1,298	0.8%
Transaction tax on assets transfer	—	—	27,733	2.0%	—	—	—
Research and development expenses	116,381	8.4%	103,110	7.6%	104,018	14,982	9.9%
Impairment of long-lived assets	—	—	—	—	399,094	57,482	37.9%
Impairment of long term investments	—	—	—	—	18,240	2,627	1.7%
Total operating expenses	435,204	31.4%	445,090	32.8%	879,972	126,743	83.5%

(1)   Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	951	5.6%	3,670	7.6%	5,961	859	7.0%
Sales and marketing expenses	2,167	12.7%	2,882	5.9%	2,753	397	3.2%
General and administrative expenses	10,612	62.3%	38,796	79.8%	72,483	10,440	85.3%
Research and development expenses	3,307	19.4%	3,258	6.7%	3,828	550	4.5%
Total share-based compensation expenses included in cost of revenues and operating expenses	17,037	100.0%	48,606	100.0%	85,025	12,246	100.0%

(2)   Includes amount to a related party of nil, RMB0.1 million and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2014, 2015 and 2016, 97%, 95% and 91%, respectively, of our bandwidth, co-location and data storage were purchased from two major PRC telecommunications carriers, China Telecom and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consists of the depreciation associated with our network servers and optical fiber cables that serve as our private transmission backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an independent third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million (US$1.9 million) in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Depreciation of network equipment and amortization of intangible assets increased from RMB80.7 million in 2014 to RMB133.9 million in 2015 and further to RMB134.1 million (US$19.3 million) in 2016. Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB259.3 million, RMB417.8 million and RMB356.0 million (US$51.3 million) in 2014, 2015 and 2016, respectively.

Our cost of revenues increased from RMB966.6 million in 2014 to RMB1,041.4 million in 2015 and further to RMB1,077.8 million (US$155.2 million) in 2016. Our cost of revenues as a percentage of our total net revenues increased from 69.8% in 2014 to 76.9% in 2015 and further to 102.2% in 2016. The increase from 2015 to 2016 in terms of percentage was primarily due to the decrease of total net revenues from 2015 to 2016. Overall, we expect that our cost of revenues will continue to increase as we expand our operations; however, such increase is likely to be partially offset by lower fixed costs per unit as we strive to reduce the per unit costs for bandwidth, co-location and storage fees and as we continue to enhance the efficiency of our operations.

Other Operating Loss

Our other operating loss was RMB19.0 million (US$2.7 million) for the year ended December 31, 2016, which was primarily due to the provision of late delivery penalties accrued on our agreements with BFSMC.

As a percentage of our total net revenues, our other operating loss was 1.8% for the year ended December 31, 2016.

Operating Expenses

Our operating expenses primarily consist of sales and marketing expenses, general and administrative expenses and research and development expenses.

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

Our sales and marketing expenses decreased from RMB127.8 million for the year ended December 31, 2014 to RMB115.6 million for the year ended December 31, 2015 and further to RMB93.6 million (US$13.5 million) for the year ended December 31, 2016. The decrease from 2015 to 2016 was primarily due to our improved cost control measures.

As a percentage of our total net revenues, our sales and marketing expenses decreased from 9.2% for the year ended December 31, 2014 to 8.5% for the year ended December 31, 2015 and increased to 8.9% for the year ended December 31, 2016. Going forward, we expect our sales and marketing expenses to increase in absolute amount as we expand our business.

General and Administrative Expenses. Our general and administrative expenses primarily consist of the following:

•                  salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•                  depreciation of facilities and office equipment; and

•                  professional service expenses.

Our general and administrative expenses increased from RMB144.0 million for the year ended December 31, 2014 to RMB202.5 million for the year ended December 31, 2015 and further to RMB256.0 million (US$36.9 million) for the year ended December 31, 2016. The increase from 2015 to 2016 was primarily due to newly granted restricted shares in the end of 2015.

As a percentage of our total net revenues, our general and administrative expenses increased from 10.4% for the year ended December 31, 2014 to 15.0% for the year ended December 31, 2015 and further to 24.3% for the year ended December 31, 2016. We expect that our general and administrative expenses in absolute amount will continue to increase.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable decreased from RMB47.0 million for the year ended December 31, 2014 to negative RMB3.9 million for the year ended December 31, 2015 and increased to RMB9.0 million (US$1.3 million) for the year ended December 31, 2016. The increase from 2015 to 2016 was primarily due to reversals of provision of doubtful accounts receivable from certain customers for the year ended December 31, 2015.

As a percentage of our total net revenues, our provision for doubtful accounts receivable decreased from 3.4% for the year ended December 31, 2014 to negative 0.3% for the year ended December 31, 2015 and increased to 0.8% for the year ended December 31, 2016.

Transaction tax on assets transfer. Our transaction tax on assets transfer was RMB27.7 million for the year ended December 31, 2015, which was related to an asset transaction within our company, and we did not incur any transaction tax on assets transfer for the year ended December 31, 2016.

As a percentage of our total net revenues, our transaction tax on assets transfer was decreased from 2.0% for the year ended December 31, 2015 to zero percent (0.0%) for the year ended December 31, 2016.

Research and Development Expenses. Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses decreased from RMB116.4 million for the year ended December 31, 2014 to RMB103.1 million for the year ended December 31, 2015 and increased to RMB104.0 million (US$15.0 million) for the year ended December 31, 2016.

As a percentage of our total net revenues, our research and development expenses decreased from 8.4% for the year ended December 31, 2014 to 7.6% for the year ended December 31, 2015 and increased to 9.9% for the year ended December 31, 2016. We anticipate that our research and development expenses will increase as we devote more resources to developing and improving technologies to enhance our service offerings and improve operating efficiencies, especially for our continued efforts in mobile internet and enterprise solutions development.

Impairments of long-lived assets. We recorded the impairment of long-lived assets of RMB399.1 million (US$57.5 million) for the year ended December 31, 2016 due to the deterioration of our operating results. We did not incur the impairments of long-lived assets in the year ended December 31, 2015.

Impairment of long term investments. Our impairment of long term investments was nil and RMB18.2 million (US$2.6 million) for the year ended December 31, 2015 and December 31, 2016, respectively.

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

Revenue Recognition

We provide a portfolio of content and application delivery total solutions, including web page content services, file transfer services, rich media streaming services, guaranteed application delivery, managed internet data services, cloud hosting services, content bridging services, mobile internet solution and value-added services to our customers to improve the performance, reliability and scalability of their online services and applications. Consistent with the criteria of ASC 605, “Revenue Recognition,” we recognize revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

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

Due to the deterioration of the operating results, we recognized an impairment charge based on the excess of the carrying amount of the asset group over its fair value. We determined the fair value of the asset group using the income approach based on the discounted expected cash flows associated with the asset group. The discounted cash flow for the asset group were based on three year projections which is consistent with its remained useful lives of the principal assets. Cash flow projections were based on past experience, actual results of operations and management best estimates about future developments as well as certain market assumptions.

We fully impaired the net value of our property and equipment and intangible assets as of December 31, 2016.

Impairment charge was nil and RMB399.1 million (US$57.5 million) for the year ended December 31, 2015 and 2016, respectively.

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

Available-for-sale investments

We have classified our investments in convertible redeemable investments of certain unlisted companies and mutual funds as available-for-sale in accordance with ASC320-10, Investments — Debt and Equity Securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income except for an other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investment for the years ended December 31, 2014, 2015 and 2016 were nil, nil and nil respectively.

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2014, 2015 and 2016, we estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

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

United States of America

ChinaCache U.S. and CCAL were incorporated in the State of California in the U.S. and is subject to both California State income tax and U.S. federal income tax on its income and capital gains under the current laws of the State of California and the U.S.

United Kingdom

ChinaCache UK was incorporated in England and Wales, United Kingdom and is subject to United Kingdom income tax at the rate of 20%.

Ireland

ChinaCache Ireland was incorporated in Ireland and is subject to Ireland income tax at the rate of 12.5%.

Hong Kong

Our subsidiary in Hong Kong, ChinaCache Network (Hong Kong) Limited, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. ChinaCache Network (Hong Kong) Limited had no taxable profits during the years ended December 31, 2014, 2015 and 2016, and accordingly we have made no provision for its income tax.

PRC

ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian and Xin Run are companies incorporated in the PRC and are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The PRC Enterprise Income Tax Law and related tax rules provide a five-year transitional period for those entities that were established before March 16, 2007 and enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%, and in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Under the PRC Enterprise Income Tax Law and related implementation rules, enterprises that are qualified as “high and new technology enterprises strongly supported by the State” are entitled to a reduced enterprise income tax rate of 15%. According to relevant PRC tax laws, enterprises that obtain the qualification of “Key Software Enterprises Covered by the National Planning Layout Scheme” are entitled to a reduced income tax rate of 10%. A “Key Software Enterprise” used to be designated and recognized jointly by the National Development and Reform Commission, the MIIT, the Ministry of Commerce, the Ministry of Finance and the State Administration of Taxation. However, according to a Circular issued by the MIIT and the SAT on Matters relating to Preferential Corporate Income Tax Policies for Software Enterprises in May 27, 2015, the recognition of “Key Software Enterprise” was stopped in May 2015. Subsequently in May 2016, Ministry of Finance, SAT, National Development and Reform Commission and MIIT jointly issued a Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries, or the Circular No. 49. Pursuant to the Circular No. 49, an enterprise may be entitled to the preferential tax rate of 10% by filing with the local tax authority with supporting documentation proving its qualifications to be a Key Software Enterprise during its annual income tax settlement process. The tax authority will transfer the filed documentations to the national development and reform department and the industry and information technology department for examination. If an enterprise that has enjoyed the preferential tax treatment is found to be unqualified to be a Key Software Enterprise, the tax authority will require it to pay the delinquent taxes and may impose administrative penalties.

In November 2013, ChinaCache Beijing obtained the certificate of “high and new technology enterprise” jointly issued by the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation, and has since then continued to qualify as a “high and new technology enterprise” and been entitled to a reduced income tax rate of 15%. In December 2016, ChinaCache Beijing was recognized as a “high and new technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2016 to 2019.

In November 2012, Beijing Blue I.T. was recognized as a “high and new technology enterprise” and was eligible for a preferential tax rate of 15% effective retrospectively from 2012 to 2015. In July 2015, Beijing Blue I.T. was recognized as a “high and new technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2015 to 2018. In December 2013, Beijing Blue I.T. was recognized as a Key Software Enterprise jointly by the National Development and Reform Commission, the MIIT, Ministry of Commerce and the SAT, which entitled it to enjoy a preferential income tax rate of 10% for 2013 and 2014. The recognition of “Key Software Enterprise” was stopped since May 2015 and Beijing Blue I.T. has not made such filings with the authorities pursuant to Circular No. 49 yet and therefore does not enjoy the preferential tax rate of 10% for “Key Software Enterprise”.

Beijing Jingtian is currently subject to the statutory tax rate of 25%.

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, ChinaCache (Hong Kong), our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from ChinaCache Beijing and Xin Run, our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

In November 2011, the PRC Ministry of Finance and the SAT jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and have been expanded to eight additional regions, including, among others, Beijing, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the SAT in May and December 2013, the pilot program has also been expanded nationwide. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax.  On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax.  Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

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

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were 1.5%, 1.6% and 2.1% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Net revenues	1,384,273	100.0%	1,353,627	100.0%	1,054,235	151,842	100.0%
Cost of revenues(1)(2)	(966,558)	(69.8)%	(1,041,412)	(76.9)%	(1,077,810)	(155,237)	(102.2)%
Gross profit (loss)	417,715	30.2%	312,215	23.1%	(23,575)	(3,395)	(2.2)%
Other operating income (loss)	—	—	13,911	1.0%	(19,044)	(2,743)	(1.8)%
Operating expenses(1)
Sales and marketing expenses (1)	(127,843)	(9.2)%	(115,621)	(8.5)%	(93,603)	(13,482)	(8.9)%
General and administrative expenses (1)	(144,003)	(10.4)%	(202,518)	(15.0)%	(256,007)	(36,872)	(24.3)%
Provision (recovery of provision) for doubtful accounts receivable	(46,977)	(3.4)%	3,892	0.3%	(9,010)	(1,298)	(0.8)%
Transaction tax on assets transfer	—	—	(27,733)	(2.0)%	—	—	—
Research and development expenses (1)	(116,381)	(8.4)%	(103,110)	(7.6)%	(104,018)	(14,982)	(9.9)%
Impairment of long-lived assets	—	—	—	—	(399,094)	(57,482)	(37.9)%
Impairment of long term investments	—	—	—	—	(18,240)	(2,627)	(1.7)%
Total operating expenses	(435,204)	(31.4)%	(445,090)	(32.8)%	(879,972)	(126,743)	(83.5)%
Operating loss	(17,489)	(1.3)%	(118,964)	(8.7)%	(922,591)	(132,881)	(87.5)%
Interest income	5,529	0.4%	4,618	0.3%	4,669	672	0.4%
Interest expense	(8,220)	(0.6)%	(13,158)	(1.0)%	(11,647)	(1,678)	(1.1)%
Other income	6,298	0.5%	2,991	0.2%	5,336	769	0.5%
Foreign exchange gain, net	3,944	0.3%	13,164	1.0%	14,209	2,047	1.4%
Loss before income taxes	(9,938)	(0.7)%	(111,349)	(8.2)%	(910,024)	(131,071)	(86.3)%
Income tax benefit (expense)	3,097	0.2%	22,614	1.7%	(4,229)	(609)	(0.4)%
Net loss	(6,841)	(0.5)%	(88,735)	(6.5)%	(914,253)	(131,680)	(86.7)%
Net loss attributable to the noncontrolling interest	—	—	(44)	(0.0)%	(776)	(112)	(0.1)%
Net loss attributable to ChinaCache	(6,841)	(0.5)%	(88,691)	(6.5)%	(913,477)	(131,568)	(86.6)%

(1)         Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	951	3,670	5,961	859
Sales and marketing expenses	2,167	2,882	2,753	397
General and administrative expenses	10,612	38,796	72,483	10,440
Research and development expenses	3,307	3,258	3,828	550
Total share-based compensation expense included in cost of revenues and operating expenses	17,037	48,606	85,025	12,246

(2)         Includes amount to a related party of nil, RMB0.1 million and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues

Our net revenues decreased by 22.1% from RMB1,353.6 million for the year ended December 31, 2015 to RMB1,054.2 million (US$151.8 million) for the year ended December 31, 2016. The decrease was primarily due to the interruption of our services we experienced caused by certain platform issues and intensified industry competition. The number of our active customers decreased by 7.8% from 2,169 as of December 31, 2015 to 1,999 as of December 31, 2016.

Cost of Revenues

Our cost of revenues increased by 3.5% from RMB1,041.4 million for the year ended December 31, 2015 to RMB1,077.8 million (US$155.2 million) for the year ended December 31, 2016. The increase was primarily due to an increase in our bandwidth, co-location and storage fees of RMB49.2 million (US$7.1 million), and an increase in depreciation of network equipment and amortization of intangible assets of RMB0.2 million (US$0.0 million), partially offset by a decrease of other cost of revenues of RMB8.4 million (US$1.2 million), and a decrease of our payroll and other compensation costs of network operations personnel of RMB4.6 million (US$0.7 million). Cost of revenues included share-based compensation expenses of RMB6.0 million (US$0.9 million) for the year ended December 31, 2016, compared to RMB3.7 million for the year ended December 31, 2015.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Bandwidth, co-location and storage fees	793,498	842,726	121,378
Depreciation of network equipment and amortization of intangible assets	133,854	134,079	19,311
Payroll and other compensation costs of network operations personnel	81,309	76,702	11,047
Other cost of revenues	32,751	24,303	3,501
Total cost of revenues	1,041,412	1,077,810	155,237

Other Operating Loss

Our other operating loss was RMB19.0 million (US$2.7 million) for the year ended December 31, 2016, which was due to the provision of late delivery penalties accrued upon our agreement with BFSMC, as compared to our other operating income of RMB13.9 million for the year ended December 31, 2015.

Operating Expenses

Our operating expenses increased from RMB445.1 million for the year ended December 31, 2015 to RMB880.0 million (US$126.7 million) for the year ended December 31, 2016, mainly attributable to our losses from impairment of long-lived assets in 2016. We expect our operating expenses related to daily operation, to increase as we expand our business.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 19.0% from RMB115.6 million for the year ended December 31, 2015 to RMB93.6 million (US$13.5 million) for the year ended December 31, 2016. The year-over-year decrease was primarily due to improved cost control measures implemented throughout our company.

General and Administrative Expenses. Our general and administrative expenses increased by 26.4% from RMB202.5 million for the year ended December 31, 2015 to RMB256.0 million (US$36.9 million) for the year ended December 31, 2016, primarily due to

•                  an increase of RMB33.7 million (US$4.9 million) in share-based compensation expenses associated with newly granted restricted shares in 2016;

•                  an increase of RMB12.2 million (US$1.8 million) in professional fees related to transactional and other consulting services;

•                  an increase of RMB4.3 million (US$0.6 million) in salary expenses related to strategic hires; and

•                  an increase of RMB2.3 million (US$0.3 million) in depreciation of facilities and office equipment.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable was RMB9.0 million (US$1.3 million) for the year ended December 31, 2016, as compared to negative RMB3.9 million for the year ended December 31, 2015. The increase from 2015 to 2016 was primarily due to reversals of provision for doubtful accounts receivable from certain customers for the year ended December 31, 2015.

Transaction tax on assets transfer. Our transaction tax on assets transfer was RMB27.7 million for the year ended December 31, 2015, which was related to an asset transaction within our company, and we did not incur any transaction tax on assets transfer for the year ended December 31, 2016.

Research and Development Expenses. Our research and development expenses increased by 0.9% from RMB103.1 million for the year ended December 31, 2015 to RMB104.0 million (US$15.0 million) for the year ended December 31, 2016. The increase was primarily due to an increase of RMB2.7 million (US$0.4 million) in salary expenses, including share-based compensation expenses, for continued efforts in online service solutions development.

Impairment of long-lived assets. We recorded the impairment of long-lived assets of RMB399.1 million (US$57.5 million) for the year ended December 31, 2016 due to the deterioration of our operating results. We did not incur the impairments of long-lived assets in the year ended December 31, 2015.

Impairment of long term investments. Our impairment of long term investments was nil and RMB18.2 million (US$2.6 million) for the year ended December 31, 2015 and 2016, respectively.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2016 was RMB922.6 million (US$132.9 million), as compared to operating loss for the year ended December 31, 2015 of RMB119.0 million.

Income Tax Expense

We had income tax expense of RMB4.2 million (US$0.6 million) for the year ended December 31, 2016, as compared to income tax benefit of RMB22.6 million for the year ended December 31, 2015. Our income tax expense for the year ended December 31, 2016 was mainly composed of RMB1.1 million (US$0.2 million) of current income tax expenses and RMB3.1 million (US$0.4 million) of deferred tax expenses.

Net Loss

As a result of the above, we had net loss of RMB914.3 million (US$131.7 million) for the year ended December 31, 2016, as compared to a net loss of RMB88.7 million for the year ended December 31, 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues

Our net revenues decreased by 2.2% from RMB1,384.3 million for the year ended December 31, 2014 to RMB1,353.6 million for the year ended December 31, 2015. The decrease was primarily due to the interruption of our services we experienced due to certain platform issues. The number of our active customers increased by 6.8% from 2,031 as of December 31, 2014 to 2,169 as of December 31, 2015.

Cost of Revenues

Our cost of revenues increased by 7.7% from RMB966.6 million for the year ended December 31, 2014 to RMB1,041.4 million for the year ended December 31, 2015. The increase was primarily due to an increase in our bandwidth, co-location and storage fees of RMB5.2 million, an increase in depreciation of network equipment and amortization of intangible assets of RMB53.2 million, and an increase of our payroll and other compensation costs of network operations personnel of RMB19.7 million, partially offset by a decrease of other cost of revenues of RMB3.3 million. Cost of revenues included share-based compensation expenses of RMB3.7 million for the year ended December 31, 2015, compared to RMB1.0 million for the year ended December 31, 2014.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2014	2015
	RMB	RMB
	(in thousands)
Bandwidth, co-location and storage fees	788,288	793,498
Depreciation of network equipment and amortization of intangible assets	80,660	133,854
Payroll and other compensation costs of network operations personnel	61,572	81,309
Other cost of revenues	36,038	32,751
Total cost of revenues	966,558	1,041,412

Other Operating Income

Other operating income. Our other operating income was RMB13.9 million for the year ended December 31, 2015, which consisted of government subsidies under its broadband optimization program.

Operating Expenses

Our operating expenses increased from RMB435.2 million for the year ended December 31, 2014 to RMB445.1 million for the year ended December 31, 2015. We expect our operating expenses to increase as we expand our business.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 9.6% from RMB127.8 million for the year ended December 31, 2014 to RMB115.6 million for the year ended December 31, 2015. The year-over-year decrease was primarily due to improved cost control measures implemented throughout our company.

General and Administrative Expenses. Our general and administrative expenses increased by 40.6% from RMB144.0 million for the year ended December 31, 2014 to RMB202.5 million for the year ended December 31, 2015, primarily due to

•                  an increase of RMB28.2 million in share-based compensation expenses associated with newly granted restricted shares in 2015;

•                  an increase of RMB20.4 million in salary expenses related to strategic hires;

•                  an increase of RMB4.1 million in depreciation of facilities and office equipment; and

•                  an increase of RMB4.0 million in other tax expenses.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable was negative RMB3.9 million for the year ended December 31, 2015, as compared to RMB47.0 million for the year ended December 31, 2014. Our provision for doubtful accounts receivable for the year ended December 31, 2015 was primarily due to a reversal of RMB14.9 million in bad debt provision from one single customer.

Transaction tax on assets transfer. Our transaction tax on assets transfer was RMB27.7 million for the year ended December 31, 2015, which was related to an asset transaction within our company.

Research and Development Expenses. Our research and development expenses decreased by 11.4% from RMB116.4 million for the year ended December 31, 2014 to RMB103.1 million for the year ended December 31, 2015. The decrease was primarily due to

•                  a decrease of RMB10.3 million in salary expenses with our improved cost control measures implemented throughout our company;

•                  a decrease of RMB6.2 million in professional fees related to research and development and other consulting services; and

•                  partially offset by an increase of RMB3.5 million in depreciation of facilities and office equipment.

Impairment of available-for-sale investment. Our impairment of available-for-sale investment was nil for the year ended December 31, 2015.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2015 was RMB119.0 million, as compared to operating loss for the year ended December 31, 2014 of RMB17.5 million.

Income Tax Benefit

We had income tax benefit of RMB22.6 million for the year ended December 31, 2015, as compared to income tax benefit of RMB3.1 million for the year ended December 31, 2014. Our income tax benefit for the year ended December 31, 2015 was mainly composed of RMB2.7 million of current income tax expense and RMB25.3 million of deferred tax benefit.

Net Loss

As a result of the above, we had net loss of RMB88.7 million for the year ended December 31, 2015, as compared to a net loss of RMB6.8 million for the year ended December 31, 2014.

B.            Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from bank borrowings, operations, and the proceeds from our initial public offering and private issuances of ordinary shares. In October 2010, we completed our initial public offering in which we issued and sold 5,923,247 ADSs representing 94,771,952 ordinary shares, resulting in net proceeds to us of approximately US$76.6 million. In March 2014, we issued and sold an aggregate of 53,855,569 ordinary shares, represented by 3,365,973 ADSs, to a group of institutional investors affiliated with Wellington Management Company, LLP for an aggregate purchase price of approximately US$55.0 million.

As of December 31, 2016, we had RMB156.6 million (US$22.6 million) in cash and cash equivalents.

Our board and management are now reviewing strategy and priorities for the next 12 months. We will be focusing on a number of business initiatives and strategies to improve cash revenue from operation assets and operation efficiency, together with obtaining credit facilities. First, we will focus on generating cash revenue from the improvement of  CDN operations to increase our liquidity and reinvest in potential project pipeline. Second, we plan to use the cash inflows to be funded by the credit facilities in the amount of approximately RMB610.0 million (US$87.9 million) to support and expand our business operations. Third, we will continue to pursue the completion of equity transfer of Xin Run and use the sales proceeds to improve our liquidity. Lastly, we plan to better manage our selling and general administrative expenses to improve operation efficiency.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	280,386	770,476	(187,180)	(26,961)
Net cash used in investing activities	(421,718)	(432,349)	(202,390)	(29,150)
Net cash provided by (used in) financing activities	177,619	(106,797)	(84,645)	(12,190)
Net increase (decrease) in cash and cash equivalents	36,287	231,330	(474,215)	(68,301)
Effect of foreign exchange rate changes on cash	1,500	9,009	14,617	2,105
Cash and cash equivalents at beginning of the period	338,092	375,879	616,218	88,754
Cash and cash equivalents at end of the period	375,879	616,218	156,620	22,558

Operating Activities

Net cash used in operating activities was RMB187.2 million (US$27.0 million) for the year ended December 31, 2016. Net cash used in operating activities for the year ended December 31, 2016 reflects a net loss of RMB914.3 million (US$131.7 million), adjusted by reconciling items in the total amount of RMB659.3 million (US$95.0 million), which primarily include depreciation of property and equipment of RMB155.2 million (US$22.4 million), share-based compensation expenses of RMB85.0 million (US$12.2 million), impairment of long-lived assets of RMB399.1 million (US$57.5 million), impairment of long term investments of RMB18.2 million (US$2.6 million), foreign exchanges gain of RMB14.2 million (US$2.0 million), allowance for doubtful accounts of RMB9.0 million (US$1.3 million), amortization of intangible assets and land use right of RMB3.9 million (US$0.6 million), gain from sale of short term investments of RMB3.6 million (US$0.5 million), deferred tax expense of RMB3.1 million (US$0.5 million), loss from disposal of property and equipment of RMB2.0 million (US$0.3 million) and interest expense of RMB1.4 million (US$0.2 million). Additional major factors that affected operating cash flows for the year ended December 31, 2016 include: (i) an increase of RMB101.4 million (US$14.6 million) in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (ii) a decrease of accrued expenses and other payables of RMB73.2 million (US$10.5 million) primarily due to the decrease in payables for purchase of property and equipment; (iii) a decrease of RMB41.8 million (US$6.0 million) in accounts receivable primarily due to improved accounts receivable collection; (iv) an increase of RMB1.2 million (US$0.2 million) in long term deposits and other non-current assets; (v) an increase of RMB1.1 million (US$0.2 million) in prepaid expense and other current assets; and (vi) an increase of RMB1.1 million (US$0.2 million) in accrued employee benefits.

Net cash provided by operating activities was RMB770.5 million for the year ended December 31, 2015. Net cash provided by operating activities for the year ended December 31, 2015 reflects net loss of RMB88.7 million, adjusted by reconciling items in the total amount of RMB172.9 million, which primarily include depreciation of property and equipment of RMB153.3 million, share-based compensation expenses of RMB48.6 million, deferred tax benefit of RMB25.3 million, foreign exchanges gain of RMB9.0 million, amortization of intangible assets and land use right of RMB4.3 million, and allowance for doubtful accounts of RMB3.9 million. Additional major factors that affected operating cash flows for the year ended December 31, 2015 include: (i) an increase of accrued expenses and other payables of RMB789.4 million primarily due to the increase in advance from certain buyers of part of our cloud infrastructure; (ii) a decrease of RMB80.3 million in accounts receivable primarily due to improved accounts receivable collection; (iii) an increase of RMB77.4 million in prepaid expense and other current assets; (iv) a decrease of RMB50.2 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (v) an increase of RMB35.0 million in long term deposits and other non-current assets; (vi) a decrease of RMB12.6 million in deferred government grant received; and (vii) a decrease of RMB9.3 million in income tax payable.

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

Investing Activities

Net cash used in investing activities was RMB202.4 million (US$29.2 million) for the year ended December 31, 2016. Net cash used in investing activities for the year ended December 31, 2016 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB222.3 million (US$32.0 million); (ii) cash paid for purchases of property and equipment and intangible assets of RMB59.2 million (US$8.5 million); and (iii) cash paid for long term investments of RMB2.2 million (US$0.3 million); partially offset by (i) cash received from sales of short term investment of RMB53.6 million (US$7.7 million); (ii) cash received from sales of short term investment of RMB26.8 million (US$3.9 million); and (iii) proceeds from disposal of property and equipment of RMB1.0 million (US$0.1 million).

Net cash used in investing activities was RMB432.3 million for the year ended December 31, 2015. Net cash used in investing activities for the year ended December 31, 2015 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB290.3 million; (ii) cash paid for purchases of property and equipment of RMB90.2 million; and (iii) cash paid for short term investments of RMB50.0 million.

Net cash used in investing activities was RMB421.7 million for the year ended December 31, 2014. Net cash used in investing activities for the year ended December 31, 2014 resulted primarily from (i) cash paid for purchases of property and equipment of RMB253.3 million; (ii) cash paid for cloud infrastructure construction in progress of RMB161.5 million; and (iii) cash paid for long term investments of RMB13.3 million; partially offset by proceeds from disposal of property and equipment of RMB6.3 million.

Financing Activities

Our financing activities primarily consist of sale of our ADSs, capital contributions and borrowings from commercial banks.

Net cash used in financing activities was RMB84.6 million (US$12.2 million) for the year ended December 31, 2016. Net cash used in financing activities for the year ended December 31, 2016 resulted primarily from (i) payment of capital lease obligation of RMB74.5 million (US$10.7 million); (ii) payment for repurchase of ordinary shares of RMB39.4 million (US$5.7 million); and (iii) repayment of bank borrowings of RMB7.7 million (US$1.1 million); partially offset by (i) proceeds from bank borrowings of RMB29.3 million (US$4.2 million); and (ii) proceeds from employee share options exercised of RMB7.6 million (US$1.1 million).

Net cash used in financing activities was RMB106.8 million for the year ended December 31, 2015. Net cash used in financing activities for the year ended December 31, 2015 resulted primarily from (i) payment for repurchase of ordinary shares of RMB93.9 million; (ii) repayment of bank borrowings of RMB67.2 million; and (iii) payment of capital lease obligation of RMB32.2 million, partially offset by (i) changes in restricted cash of RMB68.2 million; and (ii) proceeds from employee share options exercised of RMB17.0 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T. and Beijing Jingtian, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T. and Beijing Jingtian. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements. Beijing Blue I.T. contributed to 84.8%, 77.1% and 61.9% of our total net revenues in 2014, 2015 and 2016, respectively. Beijing Jingtian’s contribution to our total net revenues in 2014, 2015 and 2016 was immaterial.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries ChinaCache Beijing and Xin Run. The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian. In 2014, 2015 and 2016, the aggregate amount of service fees that ChinaCache Beijing charged Beijing Blue I.T. and Beijing Jingtian was RMB101.9 million, RMB83.5 million and RMB46.7 million (US$6.7 million), respectively, which accounted for 7.4%, 6.2% and 4.4%, respectively, of our total net revenues.

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

After paying the withholding taxes applicable to ChinaCache Beijing and Xin Run’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing and Xin Run would be available for distribution to us, ChinaCache Beijing and Xin Run’s shareholder, although we have not, and do not have any present plan to, make such distributions. As of December 31, 2016, the amount of the net assets of ChinaCache Beijing, Xin Run and our consolidated variable interest entities, which includes the paid-in-capital and statutory reserves of ChinaCache Beijing and Xin Run and the equity of our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate a deficit of RMB35.1 million (US$5.1 million). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

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

Capital Expenditures

We had capital expenditures of RMB259.3 million, RMB417.8 million and RMB356.0 million (US$51.3 million) in 2014, 2015 and 2016, respectively, representing 18.7%, 30.9% and 33.8% of our total net revenues for such years, respectively. Our capital expenditures were primarily for the purchase of land use right, servers, other property and equipment and certain intangible assets and cash paid for cloud infrastructure construction in progress, for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities. We expect that our capital expenditures in 2017 will decrease from 2016 and we will focus on improving the utilization of existing servers and property and equipment to support the growth of our business.

C.            Research and Development

Our internal research and development team consisted of 293 engineers as of December 31, 2016, representing approximately 34.0% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. As of the date of this annual report, we have 49 PRC patents, one U.S. patent, 9 PRC patent applications, one U.S. patent application and 23 software copyright registrations in China relating to the technologies used in our business.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. We incurred RMB116.4 million, RMB103.1 million and RMB104.0 million (US$15.0 million) of research and development expenses in 2014, 2015 and 2016, respectively.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than5 years
	(in thousands of RMB)
Capital lease obligations(1)	122,418	77,290	45,128	—	—
Operating lease obligations (2)	9,802	9,573	229	—	—
Purchase commitments(3)	216,106	214,338	1,768	—	—
Total	348,326	301,201	47,125	—	—

(1)         Capital lease obligations refers to our obligations for leasing certain computer equipment and optical fibers, and the total amount of interest to be paid is RMB5,616 million (US$809 million).

(2)         Operating lease obligations refers to our future minimum lease payments for office space under non-cancelable operating leases.

(3)         Purchase commitments refers to our commitment to purchase bandwidth and cloud infrastructure from our bandwidth and construction providers.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Song Wang	53	Chairman and Chief Executive Officer
Jean Xiaohong Kou	55	Director and Senior Vice President
Yunjie Liu	74	Director
Bin Laurence	49	Director
Bang Zhang	49	Director
Fengye Gao	35	Financial Controller

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

Ms. Bin Laurence has served as our director since September 2011. Our board of directors has determined that Ms. Laurence satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act. Ms. Laurence has been a managing member of Polarian Partners, LLC, a private equity asset investment and management company, since November 2016. She served as the chief financial officer of E-House (China) Holdings Limited, or E-House, a leading real estate services company in China from April 2012 to October 2016. From 2009 to April 2012, Ms. Laurence served as the chief financial officer of China Real Estate Information Corporation, or CRIC, a former NASDAQ-listed company which merged into E-House in April 2012. Prior to joining CRIC, Ms. Laurence was a research analyst at SuttonBrook Capital Management LP, a hedge fund based in New York, since 2005. Prior to that, Ms. Laurence worked as a banker at Lehman Brothers, Inc. and BMO Financial Group in New York from 1994 to 2005. Ms. Laurence received her MBA degree from Columbia Business School and her bachelor’s degree from Wellesley College.

Mr. Bang Zhang has served as our director since July 2017. Our board of directors has determined that Mr. Zhang satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act. Mr. Zhang has been the chief financial officer of DG Group, a social network and media company, since 2016. Prior to that, he served as the chief financial officer and senior vice president of Golden Jaguar, one of the largest buffet restaurant chains in China, from 2013 to 2015. During 2009 to 2013, Mr. Zhang was the senior vice president and the chief financial officer of Mecox Lane (Nasdaq: MCOX). Prior to joining Mecox Lane, Bang Zhang worked at McDonald’s China for more than 15 years with his last role as China chief financial officer. Before joining McDonald’s, Mr. Zhang worked for couple other U.S. and European companies and China’s state-owned enterprises as a financial controller and accounting manager for 11 years. Mr. Zhang received his MBA degree from Jinan University in 2001.

Ms. Fengye Gao joined us as financial director in 2013 and has served as our financial controller since 2017. Prior to joining us, Ms. Gao worked as the senior financial manager in Re Ku Media Co., Ltd. from May 2012 to April 2013. From January 1, 2010 to May 2012, Ms. Gao worked as a financial manager at AutoNavi Holdings Limited (NASDAQ: AMAP). From August 2004 to June 2009, Ms. Gao worked at Ernst & Young Hua Ming LLP with her last role as a senior auditor. Ms. Gao received her bachelor’s degree in international auditing from Nanjing Audit University in 2004. Ms. Gao is an International Certified Internal Auditor (CIA).

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

B.            Compensation

For the fiscal year ended December 31, 2016, the aggregate compensation we paid to our executive officers was approximately RMB11.2 million (US$1.6 million) and the aggregate compensation we paid to our non-executive directors for the same period was approximately RMB1.2 million (US$0.6 million). For the same period, we paid RMB0.3 million (approximately US$43,208) for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

Stock Incentive Plans

In October 2008, May 2009, May 2010 and July 2011, we adopted our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Share Incentive Plan, respectively. These four plans are referred to herein as the “Stock Incentive Plans.” The Stock Incentive Plans were adopted to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The Stock Incentive Plans permit the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2007, 2008, 2010 and 2011 plans is 14,000,000 shares, 8,600,000 shares, 9,000,000 shares and 22,000,000 shares, respectively. On July 2, 2012, our shareholders approved amendments to our 2011 plan which provide, in effect, that the maximum aggregate number of ordinary shares that may be issued pursuant to all awards, or the Award Pool, under the 2011 plan shall be equal to five percent of the total issued and outstanding ordinary shares as of July 2, 2012; provided that, the ordinary shares reserved in the Award Pool shall be increased automatically if and whenever the unissued ordinary shares reserved in the Award Pool accounts for less than one percent of the total then issued and outstanding ordinary shares, as a result of which increase the unused ordinary shares reserved in the Award Pool immediately after each such increase shall equal to five percent of the then issued and outstanding ordinary shares.

As of September 30, 2017, we had granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 9,099,872 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 33,937,808 ordinary shares and 59,821,168 restricted share units under our 2011 Share Incentive Plan.

The following table summarizes, as of September 30, 2017, the stock options granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Option Granted	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Song Wang	2,400,000	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	1,600,000	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	320,000	0.24	January 1, 2014	July 8, 2013	July 7, 2023
	1,692,608	0.5294	January 1, 2014	December 23, 2014	December 22, 2024

Jean Xiaohong Kou	430,000	0.24	January 1, 2013	July 8,2013	July 7, 2023
	160,000	0.24	January 1, 2014	July 8,2013	July 7, 2023

Yunjie Liu	*	0.01	April 1, 2007	March 31, 2007	March 30, 2016
	*	0.01	October 1, 2007	September 30, 2007	September 29, 2016
	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Bin Laurence	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023

Bang Zhang	—	—	—	—	—

Fengye Gao	*	0.24	January 1, 2014	July 8, 2013	July 7, 2023

Directors and officers as a group	8,154,608	0.01 to 0.5294

Other individuals as a group (1)	57,483,072	0.01 to 0.5294

The following table summarizes, as of the September 30, 2017, the restricted share units granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Restricted Share Units Granted	Vesting Commencement Date	Date of Grant
Song Wang	960,000	January 1, 2013	July 8, 2013
	1,600,000	January 1, 2014	December 23, 2014
	3,680,000	January 1,2015	December 11,2015
	11,440,000	January 1,2015	December 11,2015
Jean Xiaohong Kou	320,000	January 1, 2013	July 8, 2013
	1,646,304	January 1, 2014	December 23, 2014
	9,493,328	January 1,2015	December 11,2015
	1,645,328	January 1,2015	December 11,2015
Yunjie Liu	—	—	—
Bin Laurence	*	January 1, 2014	December 23, 2014
Bang Zhang	—	—	—
Fengye Gao	*	January 1, 2015	December 11,2015
Directors and officers as a group	30,944,960
Other individuals as a group(1)	28,876,208

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

C.                                    Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in the company by way of qualification. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval or compensation committee approval or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his or her interest in any contract, proposal or arrangement (including arrangement with respect to compensation to himself or herself or any other members of the board) in which he or she is materially interested, such a director may vote in respect of such contract, proposal or arrangement and may be counted in the quorum at such a meeting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Bang Zhang, Yunjie Liu and Bin Laurence. Mr. Zhang, Mr. Liu and Ms. Laurence satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. Bang Zhang is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Bin Laurence and Yunjie Liu. Ms. Laurence and Mr. Liu satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Ms. Laurence is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Song Wang and Yunjie Liu. Mr. Liu satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Wang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                                    Employees

We had 1,196, 1,128 and 861 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the number of our employees by function as of December 31, 2016:

Functional Area	Number of Employees	% of Total
Customer service	210	24.4%
Sales and marketing	200	23.2%
Research and development	293	34.0%
Management and administration	158	18.4%
Total	861	100.0%

Of our total employees as of December 31, 2016, 729 were located in Beijing, 93 were located in other cities throughout China and 39 were located outside China. We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. In February 2016, about 30 of our employees initiated arbitration for labor dispute against Xin Run, Beijing Shouming, Beijing Zhao Du and Xin Run’s Tianjin Branch with Shunyi Labor Dispute Arbitration Committee and Chaoyang Labor Dispute Arbitration Committee.  They withdrew the arbitration request in June 2016 and later re-initiated the arbitration proceeding in May 2017. The arbitrators ruled that our subsidiaries should pay compensation in the amount of approximately RMB0.6 million to those employees. The arbitration award was supported by the judgement of trial court.  We have appealed the judgement to the appellate court in October 2017 and it is still pending for final judgment. We believe that these are isolated cases and that our employee relations are good.

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

E.                                    Share Ownership

Please refer to “Item 7—Major Shareholders and Related Party Transactions.”

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2017 by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of September 30, 2017 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 409,339,218 ordinary shares outstanding as of September 30, 2017 for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following September 30, 2017, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Song Wang(1)	72,606,237	17.1%
Jean Xiaohong Kou(2)	72,606,237	17.1%
Yunjie Liu	—	—
Bin Laurence	*	*
Bang Zhang	—	—
Fengye Gao	*	*
All Directors and Executive Officers as a Group	72,728,141	17.1%
Principal Shareholders:
Consolidated Capital Holdings Ltd.(1)(2)(3)	56,543,248	13.8%
Investor AB Funds(4)	48,278,836	11.8%
FIL Limited (5)	40,390,976	9.9%
Wellington Management Group LLP(6)	35,971,376	8.8%

*                 Less than 1%.

(1)         Consists of (i) 56,487,472 ordinary shares and 3,486 ADSs  representing 55,776 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 9,340,192 ordinary shares that Mr. Song Wang has the right to acquire upon exercise or vesting of equity incentive awards within 60 days after September 30, 2017, and (iv) 6,409,504 ordinary shares that Ms. Jean Xiaohong Kou has the right to acquire upon exercise or vesting of equities incentive awards within 60 days after September 30, 2017. Song Wang and Jean Xiaohong Kou possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(2)         See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou are husband and wife, and may be deemed to share beneficial ownership of the shares and ADSs held by each other. The business address for Ms. Kou is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(3)         The business address for Consolidated Capital Holdings Ltd. is c/o Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(4)         Consists of (i) 31,365,156 ordinary shares and 97,181 ADSs, representing 1,554,896 ordinary shares held by Investor Investments Asia Limited, (ii) 13,442,720 ordinary shares and 41,982 ADSs representing 671,712 ordinary shares held by Investor Group Asia, L.P., and (iii) 77,772 ADSs, representing 1,244,352 ordinary shares held by IGC Asia Fund V, L.P., as reported in a Schedule 13G filed on February 14, 2017 by Investor AB. We refer to these funds collectively as Investor AB Funds. The business address for Investor AB Funds is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden. Investor AB, a limited liability company incorporated under the laws of Sweden, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all the shares held by Investor AB Funds. Investor Growth Capital Asia Ltd. is the investment advisor to the Investor AB Funds and a wholly-owned subsidiary of Investor AB.

(5)         Consists of 40,390,976 ordinary shares beneficially owned by FIL Limited as reported in a Schedule 13G filed on February 14, 2017 by FIL Limited and other filers. The business address for FIL Limited is Pembroke Hall, 42, Crow Lane, Hamilton, Bermuda.

(6)         Consists of 35,971,376 ordinary shares held by Wellington Management Group LLP, as reported in a Schedule 13G filed on February 9, 2017 by Wellington Management Group LLP and other filers. The address for Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210, United States.

To our knowledge, as of September 30, 2017, 344,192,592 of our ordinary shares, or approximately 74.3% of our total outstanding ordinary shares, were held by three record holders in the U.S., including Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the U.S. is likely to be much larger than the number of record holders of our ordinary shares in the U.S. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Under our share repurchased programs established in December 2014, August 2015 and December 2015, respectively, we had repurchased an aggregate of 44,562,816 ordinary shares of us, represented by 2,785,176 ADSs, in the open market for an aggregate purchase price of approximately US$21 million as of March 31, 2016. And we did not make any repurchase of our shares since March 31, 2016.

Transaction with Related Parties

In 2015 and 2016, Flashapp Inc., or Flashapp, provided services to us in the amount of RMB0.1 million and nil, respectively. As of December 31, 2016, we did not have any payables to Flashapp. The board of directors of Flashapp shall consist of five persons, where we, as a majority of Series A Preferred Shares, may appoint two directors. We, through the directors appointed, have the ability to exercise significant influence over the operating and financial policies of Flashapp and hence, Flashapp is a related party of us.

In September 2015, Xin Run increased its registered capital by US$0.2 million, which was subscribed by Tianjin Shuishan and thus Xin Run was converted from a wholly foreign-owned enterprise to a sino-foreign joint venture with ChinaCache Networks (Hong Kong) Limited and Tianjin Shuishan each holding 99% and 1%, respectively, of its equity interest. In December 2015, we entered into definitive agreements for Xin Run, pursuant to which Tianjin Shuishan, KPIW (Beijing) Investment Fund Co., Ltd. and Tianjin Dingsheng will subscribe for 36%, 22% and 2%, respectively, of the post-investment equity interest in Xin Run for a consideration of RMB225.0 million, RMB137.5 million and RMB12.5 million, respectively. The agreements were later terminated. In March 2017, we entered into another set of definitive agreements for Xin Run, pursuant to which Tianjin Shuishan, Shanghai Qiaoyong and Tianjin Dingsheng will purchase 47.7%, 26.3% and 5.0%, respectively, of the equity interest in Xin Run for a consideration of RMB133.5 million, RMB73.7 million and RMB14.0 million, respectively. Tianjin Shuishan is owned by Mr. Song Wang and Ms. Jean Xiaohong Kou. Tianjin Shuishan will obtain a loan from Shanghai Qiaoyong to make its investment. After the completion of the transaction, we will, through a subsidiary, own 20% equity interest in Xin Run and will cease to consolidate the results of Xin Run and its subsidiaries.

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

We and certain of our current and former officers and directors have been named as defendants in a putative shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “District Court”): Xu v. ChinaCache International Holdings Ltd., et al., Civil Action No. 2:15-cv-07952-CAS-RAO (C.D. Cal.) (filed on October 9, 2015).  The action — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from March 27, 2015 to August 20, 2015 — alleges that certain of our statements in press releases, quarterly earnings calls, and an SEC filing contained misstatements or omissions related to our High Performance Cloud Cache platform and asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act.  On January 5, 2016, the District Court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel.  On February 19, 2016, the lead plaintiff filed a First Amended Complaint.  On August 15, 2016, the District Court dismissed without prejudice the First Amended Complaint against our Company. On September 14, 2016, the lead plaintiff filed the Second Amended Complaint. On January 9, 2017, the District Court dismissed the Second Amended Complaint without prejudice, allowing plaintiff to file the Third Amended Complaint on or before January 30, 2017. On February 28, 2017, the lead plaintiff filed a motion for judgment on the pleadings, which the District Court granted on March 1, 2017. On March 6, 2017, the lead plaintiff filed a notice of appeal of the District Court’s order granting our company’s motion to dismiss and other related orders to the U.S. Court of Appeals for the Ninth Circuit (the “Court of Appeals”). On September 13, 2017, the lead plaintiff filed with the Court of Appeals a motion for extension of time to file its opening brief, reporting to the Court of Appeals that the lead plaintiff and we have reached an agreement in principle for the settlement of the purported class action, which settlement would require approval by the District Court.  On September 14, 2017, the Court of Appeals granted the lead plaintiff’s motion for extension of time to file its opening brief. On November 7, 2017, the lead plaintiff filed with the Court of Appeals another motion for extension of time to file its opening brief, which motion was granted by the Court of Appeals on November 9, 2017.

We believe the case is without merit and intend to defend the action vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

In August 2017, our PRC subsidiary, Xin Run, initiated a lawsuit against BFSMC in Beijing, arising out of the sales of data center buildings. We sought the payment of purchase price in the amount of RMB105.6  million (US$15.2 million) and the relating interest. In September 2017, BFSMC filed the statement of defense and made a counterclaim, claiming, among others, the late delivery penalties and relating losses. In view of the nature of the claims, both factual and legal, that were raised in the proceedings and given the preliminary stage of the proceeding, it is impossible at this stage to properly evaluate the prospect of the lawsuit being successful. See “Item3 Key Information — D. Risk Factor — If we are required to seek additional funding, such funding may not be available on commercially acceptable terms, if at all”.

A claim was raised by the construction company of the data center buildings in 2017 against Xin Run, for the alleged non-payment of construction fees of RMB73.9 million (US$10.6 million) and the relating interest. We believe that the claims are without merit and intend to defend the claims vigorously.  We consider that given the preliminary status of the trial, our Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

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

The last reported closing price for our ADSs on November 13, 2017 was US$1.26 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2013	10.64	3.50
Fiscal Year 2014	29.34	8.31
Fiscal Year 2015	15.69	4.69
Fiscal Year 2016	10.48	2.33
Quarterly Highs and Lows
Second Fiscal Quarter of 2015	15.69	10.83
Third Fiscal Quarter of 2015	12.60	4.69
Fourth Fiscal Quarter of 2015	9.41	6.11
First Fiscal Quarter of 2016	10.48	5.96
Second Fiscal Quarter of 2016	9.65	6.13
Third Fiscal Quarter of 2016	6.95	3.58
Fourth Fiscal Quarter of 2016	4.28	2.33
First Fiscal Quarter of 2017	2.80	1.45
Second Fiscal Quarter of 2017	1.78	0.82
Third Fiscal Quarter of 2017	1.17	0.72
Monthly Highs and Lows
April 2017	1.67	1.08
May 2017	1.23	0.82
June 2017	1.78	0.99
July 2017	1.17	0.81
August 2017	0.99	0.72
September 2017	0.98	0.77
October 2017	1.39	0.84

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2016 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. As set forth in article 3 of our amended and restated memorandum of association, the objects for which our company is established are unrestricted.

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

On October 30, 2017, one of our PRC subsidiaries, Xin Run, entered into a series of loan agreements with Fushun Bank Co., Ltd., Shenyang Branch, under which Xin Run can borrow a mortgage loan of RMB90.0 million (US$13.0 million) and a working capital loan of RMB150.0 million (US$21.6 million). The loans have a repayment schedule of three years. Our Chairman and CEO, Mr. Song Wong, provided guarantees to these loans.

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

E.                                    Taxation

The following summary of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers, Dill & Pearman, our Cayman Islands counsel, and to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

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

People’s Republic of China Taxation

Under the PRC enterprise income tax law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the SAT on April 22, 2009, or the 2009 Circular, clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC resident enterprise shareholders and 20% for shareholders who are non-PRC resident individuals. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the 2009 Circular specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although the 2009 Circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the 2009 Circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. We are incorporated in the Cayman Islands. We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC resident enterprise shareholders and a 20% withholding tax for our non-PRC resident individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under China’s Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.”

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the SAT issued a Public Notice (2015) No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings on. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

On May 1, 2017 a SAT Public Notice (2017) No. 6, or Public Notice 6, came into effect, which supersedes the Public Notice No. 16 issued by SAT on March 18, 2015. Public Notice 6 further regulates the transfer pricing administration, the method and process of special tax investigation, as well as the management of mutual consultation process. Public Notice 6 provides certain circumstances where the tax authorities may implement special tax adjustment to the taxable income based on the full amount deducted before tax, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities and which do not comply with arm’s-length principles, payments to a related party for non-beneficial services, and royalties paid to a related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets and which do not comply with arm’s-length principles or royalties paid to a related party where such intangible assets do not yield any economic benefits and which do not comply with arm’s-length principles. Although we believe all of our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder described below that acquires and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing U.S. federal tax law and the regulations, rulings, and decisions thereunder, all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, financial institutions, regulated investment companies or real estate investment trusts, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the U.S., persons liable for alternative minimum tax, governments or agencies or instrumentalities thereof, persons holding ADSs or ordinary shares through partnerships or other pass-through entities, persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this summary does not discuss the Medicare tax on net investment income or any state, local, or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-U.S. tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation) created in, or organized under the law of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under applicable United States Treasury regulations.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, U.S. Holders of ADSs should be treated as the beneficial owners of the underlying shares represented by the ADSs. The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the total value of assets will be calculated with reference to the market value of the corporation. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat Beijing Blue I.T. and Beijing Jingtian as being owned by us for U.S. federal income tax purposes, because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we consolidate these entities’ results of operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T. and Beijing Jingtian for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current year and any other taxable year.

Assuming that we are the owner of Beijing Blue I.T. and Beijing Jingtian for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China. Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

The determination of whether we are a PFIC is a fact-intensive determination made annually. Accordingly, no assurance can be given that we are not, or will not, become classified as a PFIC for the current or any future taxable year due to changes in our asset or income composition. Because the total value of our assets for purposes of the asset test generally will be calculated with reference to the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, because of uncertainties in the application of the relevant rules (as described above), it is possible that the U.S. Internal Revenue Service, or IRS,  may successfully challenge our classification of certain income items and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or any other taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will become subject to special tax rules discussed below. You are urged to consult with your tax advisor regarding the consequences of potentially holding an interest in a PFIC, and the ramifications of making a “deemed sale” election, as discussed further below.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received with respect to our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-refundable foreign withholding taxes imposed on dividends received with respect to our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if such ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain recognized by non-corporate U.S. Holders is generally subject to U.S. federal income tax at favorable rates. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and gain from the disposition of our ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

•                  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for such U.S. Holder for such year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary share, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be taxed as an excess distribution as described above. You are urged to consult your tax adviser regarding our possible status as a PFIC as well as the benefit of making a deemed sale election.

As an alternative to the foregoing rules, a holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If we are a PFIC, and a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded,  on a qualified exchange or other market, as defined in applicable United States Treasury regulations. If our ADSs continue to be listed on the NASDAQ and are regularly traded, we expect that the mark-to-market election would be available with respect to our ADSs, but we do not believe that such election would be available for our ordinary shares.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the IRS. In the case of a U.S. Holder who has held our ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market or deemed sale election.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our consolidated financial statements are expressed in RMB, which is our reporting currency. ChinaCache Holdings, ChinaCache Beijing, Beijing Blue I.T. and Beijing Jingtian determine their functional currency to be the RMB, while ChinaCache U.S. ChinaCache Network (Hong Kong) Limited, ChinaCache Ireland and ChinaCache UK determine their functional currency to be the U.S. dollar, Hong Kong dollar, Euro and G.B. pound. However, substantially all of our businesses are transacted in RMB. We earn substantially all of our revenues and incur most of our expenses in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is denominated in RMB, while the ADSs are traded in U.S. dollars.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and interest expenses attributable to short term and long term loans. As of December 31, 2016, we held RMB29.3 million (US$4.2 million) short term loans with fixed interest rates and certain time deposits, of which approximately RMB118.8 million (US$17.1 million) was held in major financial institutions located in China, RMB28.7 million (US$4.1 million) was held in major financial institutions located in Hong Kong, RMB2.4 million (US$0.3 million) was held in major financial institutions located in Europe and RMB6.7 million (US$1.0 million) was held in major financial institutions in the U.S. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.                 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges

Holders of our ADSs will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to U.S. 5¢ per ADS issued
Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

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

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time. In 2016, we received approximately US$215,064, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-169288), or the F-1 Registration Statement, in relation to our initial public offering of 5,014,100 ADSs representing 80,225,600 of our ordinary shares, and the underwriters’ full exercise of their option to purchase from us an additional 909,147 ADSs representing 14,546,352 ordinary shares, at an initial offering price of US$13.90 per ADS. Our initial public offering closed in October 2010. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. were the representatives of the underwriters for our initial public offering.

We received net proceeds of approximately US$74.9 million from our initial public offering. For the period from September 30, 2010, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2016, we used net proceeds from our initial public offering as follows:

•                  approximately US$8.5 million to expand our research and development efforts and build a research and development center;

•                  approximately US$24.6 million capital expenditure for network and other equipment; and

•                  approximately US$28.3 million for general corporate purposes, including strategic investment in and acquisitions of complementary businesses.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on this assessment, our management has concluded that, as of December 31, 2016, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2016 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of ChinaCache International Holdings Ltd.

We have audited internal control over financial reporting of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, ChinaCache International Holdings Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ChinaCache International Holdings Ltd. as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2016 and our report dated November 14, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

November 14, 2017

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Bang Zhang and Bin Laurence, independent directors (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, are both audit committee financial experts.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm for the years ended December 31, 2015 and 2016. We did not pay any other fees to our auditors during the periods indicated below.

	2015	2016
	US$	US$
	(in thousands)
Audit fees(1)	1,100	1,101
Tax fees(2)	181	128
Other fees(3)	7	97

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

The following table sets forth some information about our repurchases during the periods presented.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS (US$)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs
Month #1 (January 1, 2016 — January 31, 2016)	489,671	6.99	2,416,681	2,761,892.21
Month #2 (February 1, 2016 — February 29, 2016)	296,395	7.01	2,713,076	682,767.45
Month #3 (March 1, 2016 — March 31, 2016)	72,100	8.24	2,785,176	88,402.63
Total	858,166	N/A	2,785,176	88,402.63

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

We have elected to follow home country practice with respect to the composition of our nominating and corporate governance committee and the annual shareholder meetings. Our nominating and corporate governance committee consists of Song Wang and Yunjie Liu. Mr. Liu satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. Wang, the chair of our nominating and corporate governance committee, is our founder and chief executive officer.

In addition, we have also elected to follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2016. It is our intention not to hold annual shareholder meetings in the future unless we have specific matters that require shareholders’ approvals.

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
4.5

2011 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.6

Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.7

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.8

English translation of Loan Agreement dated September 23, 2005, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.9

English translation of Supplementary Agreement to Loan Agreement dated May 10, 2010, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.10

Loan Agreements dated January 20, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)

Exhibit Number	Description of Document
4.11

English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.12

English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333169288))

4.13

English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.14

English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.15

English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.16

English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.17

English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.18

English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.19

Exclusive Option Agreements dated January 20, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)

4.20

English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.21

English translation of Supplementary Agreements to Loan Agreements dated May 10, 2010, among the Registrant, ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.22

English translation of Supplementary Agreements to Loan Agreements dated December 3, 2012, between ChinaCache Beijing and the two shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.23

English translation of Loan Assignment Agreement dated July 1, 2013, between Xinxin Zheng and Lei Wang (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.24

English translation of the Share Pledge Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.25

English translation of the Share Pledge Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.26

English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))

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

4.39*	Loan Agreements dated December 19, 2016, between the Registrant and each shareholder of Beijing Blue I.T.
4.40*	Exclusive Option Agreements dated December 19, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T.
4.41*	Supplemental Agreements to the Share Pledge Agreements dated December 19, 2016, among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T.
4.42*

English translation of Share Transfer Agreement dated March 5, 2017, among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited and Xin Run.

4.43*	Powers of Attorney dated December 19, 2016, by the shareholders of Beijing Blue I.T.
4.44*	English translation of the Comprehensive Facility Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch
4.45*	English translation of the Fixed Asset Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch
4.46*	English translation of the Contract for Mortgage of Maximum Amount dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch
4.47*	English translation of the Working Capital Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch
4.48*

English translation of the Contract for Guarantee of Maximum Amount in favor of ChinaCache Xin Run Technology (Beijing) Co., Ltd.  dated October 30, 2017, by and between Song Wang and Bank of Fushun Limited, Shenyang Branch

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

Exhibit Number	Description of Document
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

Date: November 14, 2017

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ChinaCache International Holdings Ltd.

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2016 and 2015 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated November 14, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

November 14, 2017

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
		2015	2016
	Note	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	4	606,796	134,924	19,433
Accounts receivable (net of allowance for doubtful accounts of RMB54,638 and RMB63,921(US$9,207) as of December 31, 2015 and 2016, respectively)	5	243,431	190,587	27,450
Prepaid expenses and other current assets	6	31,560	56,976	8,206
Short term investment	10	26,169	—	—
Deferred tax assets	19	17,923	—	—
Amount due from a subsidiary held for sale	9	435	53,169	7,658
Assets held for sale	9	1,060,543	1,270,483	182,988

Total current assets		1,986,857	1,706,139	245,735

Non-current assets:
Property and equipment, net	7	499,946	—	—
Intangible assets, net	8	10,898	—	—
Long term investments	10	50,157	34,159	4,920
Deferred tax assets	19	11,368	—	—
Long term deposits and other non-current assets		59,390	36,525	5,261

Total non-current assets		631,759	70,684	10,181

TOTAL ASSETS		2,618,616	1,776,823	255,916

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
		2015	2016
	Note	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Short-term loan (including short-term loan of the VIEs without recourse to the Company of nil and RMB29,311 (US$4,222) as of December 31, 2015 and 2016, respectively)	11	—	29,311	4,222
Accounts payable (including accounts payable of the VIEs without recourse to the Company of RMB202,223 and RMB298,231 (US$42,954) as of December 31, 2015 and 2016, respectively)		205,593	301,569	43,435
Accrued employee benefits (including accrued employee benefits of the VIEs without recourse to the Company of RMB33,151 and RMB36,159 (US$5,208) as of December 31, 2015 and 2016, respectively)		44,690	46,233	6,659
Accrued expenses and other payables (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB61,195 and RMB30,933 (US$4,455) as of December 31, 2015 and 2016, respectively)	12	76,409	52,697	7,590
Income tax payable (including income taxes payable of the VIEs without recourse to the Company of RMB6,884 and RMB6,121 (US$882) as of December 31, 2015 and 2016, respectively)	19	13,513	13,924	2,005
Liabilities for uncertain tax positions (including liabilities for uncertain tax positions of the VIEs without recourse to the Company of RMB6,006 and RMB4,689 (US$675) as of December 31, 2015 and 2016, respectively)	19	11,337	10,020	1,443
Amounts due to related parties	20	18	18	3
Current portion of long term loan (including current portion of long term loan of the VIEs without recourse to the Company of nil and nil as of December 31, 2015 and 2016, respectively)	13	7,180	3,840	553
Current portion of capital lease obligations (including current portion of capital lease obligations of the VIEs without recourse to the Company of RMB69,918 and RMB72,614 (US$10,459) as of December 31, 2015 and 2016, respectively)	15	70,615	72,851	10,493
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB16,360 and RMB13,000 (US$1,872) as of December 31, 2015 and 2016, respectively)	14	16,360	13,000	1,872
Amount due to a subsidiary held for sale (including amount due to a subsidiary held for sale of the VIEs without recourse to the Company of RMB297,935 and RMB12,606 (US$1,816) as of December 31, 2015 and 2016, respectively)	9	319,536	18,063	2,602
Liabilities held for sale	9	1,014,449	1,302,658	187,622

Total current liabilities		1,779,700	1,864,184	268,499

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
		2015	2016
	Note	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY: (CONTINUED)
Non-current liabilities:
Long-term loan	13	4,340	—	—
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the VIEs without recourse to the Company of RMB104,213 and RMB43,951 (US$6,330) as of December 31, 2015 and 2016, respectively)	15	104,450	43,951	6,330
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB8,439 and RMB11,208 (US$1,614) as of December 31, 2015 and 2016, respectively)	14	8,439	11,208	1,614

Total non-current liabilities		117,229	55,159	7,944

Total liabilities		1,896,929	1,919,343	276,443

Commitments and contingencies	25

Shareholders’ equity/(deficit)
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 400,069,875 and 409,339,219 shares issued and outstanding as of December 31, 2015 and 2016, respectively)		310	334	48
Additional paid-in capital		1,473,468	1,562,408	225,033
Treasury stock		(94,275)	(24,531)	(3,533)
Statutory reserves		1,326	1,326	191
Accumulated deficit		(663,506)	(1,682,459)	(242,324)
Accumulated other comprehensive income	17	3,903	717	103

Total ChinaCache International Holdings Ltd. shareholders’ equity/(deficit)		721,226	(142,205)	(20,482)
Noncontrolling interest		461	(315)	(45)
Total shareholder’s equity/(deficit)		721,687	(142,520)	(20,527)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)		2,618,616	1,776,823	255,916

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		For the years ended December 31,
		2014	2015	2016
	Note	RMB	RMB	RMB	US$

Net revenues		1,384,273	1,353,627	1,054,235	151,842

Cost of revenues		(966,558)	(1,041,412)	(1,077,810)	(155,237)

Gross profit (loss)		417,715	312,215	(23,575)	(3,395)

Other operating Income (loss)		—	13,911	(19,044)	(2,743)
Sales and marketing expenses		(127,843)	(115,621)	(93,603)	(13,482)
General and administrative expenses		(144,003)	(202,518)	(256,007)	(36,872)
Provision for doubtful accounts receivable and other receivable		(46,977)	3,892	(9,010)	(1,298)
Transaction tax on assets transfer	9	—	(27,733)	—	—
Research and development expenses		(116,381)	(103,110)	(104,018)	(14,982)
Impairment of long-lived assets	7&8	—	—	(399,094)	(57,482)
Impairment of long-term investments	10	—	—	(18,240)	(2,627)

Operating loss		(17,489)	(118,964)	(922,591)	(132,881)

Interest income		5,529	4,618	4,669	672
Interest expense		(8,220)	(13,158)	(11,647)	(1,678)
Other income		6,298	2,991	5,336	769
Foreign exchange gain		3,944	13,164	14,209	2,047

Loss before income taxes		(9,938)	(111,349)	(910,024)	(131,071)

Income tax benefit (expense)	19	3,097	22,614	(4,229)	(609)

Net loss		(6,841)	(88,735)	(914,253)	(131,680)
Less: net loss attributable to noncontrolling interest		—	(44)	(776)	(112)

Net loss attributable to the Company’s shareholders		(6,841)	(88,691)	(913,477)	(131,568)
Loss per share
Basic	23	(0.02)	(0.22)	(2.24)	(0.32)
Diluted	23	(0.02)	(0.22)	(2.24)	(0.32)

Shares used in loss per share computations:
Basic	23	403,401,928	407,149,509	408,189,722	408,189,722
Diluted	23	403,401,928	407,149,509	408,189,722	408,189,722

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		For the years ended December 31,
		2014	2015	2016
	Note	RMB	RMB	RMB	US$

Foreign currency translation		46	264	(293)	(42)
Unrealized holding gain on available-for-sale investments	17	583	1,853	659	95
Amounts reclassified from accumulated other comprehensive income	17	—	—	(3,552)	(512)
Total other comprehensive income (loss) net of tax		629	2,117	(3,186)	(459)
Comprehensive loss		(6,212)	(86,618)	(917,439)	(132,139)
Less: comprehensive loss attributable to noncontrolling interests		—	(44)	(776)	(112)
Comprehensive loss attributable to the Company’s shareholders		(6,212)	(86,574)	(916,663)	(132,027)

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net loss	(6,841)	(88,735)	(914,253)	(131,680)
Depreciation of property and equipment	94,826	153,313	155,225	22,357
Amortization of intangible assets and land use right	2,202	4,298	3,869	557
Allowance for doubtful accounts and other receivables	46,977	(3,892)	9,010	1,298
Impairment of long-lived assets	—	—	399,094	57,482
Impairment of long term investments	—	—	18,240	2,627
(Gain) loss from disposal of property and equipment	(1,076)	137	2,028	292
Deferred tax (benefit) expense	(14,934)	(25,279)	3,125	450
Interest expense	2,031	4,729	1,380	199
Foreign exchange gain	(3,916)	(9,009)	(14,151)	(2,038)
Gain from sale of short term investments	—	—	(3,552)	(512)
Share-based compensation	17,037	48,606	85,025	12,246

Changes in operating assets and liabilities:
Accounts receivable	(60,234)	80,296	41,840	6,026
Prepaid expense and other current assets	487	(77,405)	(1,095)	(158)
Long term deposits and other non-current assets	(19,042)	(35,009)	(1,221)	(176)
Amounts due from related parties	(703)	—	—	—
Accounts payable	52,071	(50,227)	101,392	14,603
Accrued employee benefits	1,094	1,048	1,085	156
Deferred government grant	13,000	(12,561)	(591)	(85)
Accrued expenses and other payables	148,463	789,445	(73,174)	(10,539)
Income tax payable	8,944	(9,279)	(456)	(66)

Net cash provided by (used in) operating activities	280,386	770,476	(187,180)	(26,961)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(253,252)	(90,172)	(59,234)	(8,531)
Cash paid for short term investment (Note 9)	—	(50,000)	—	—
Cash receipts from sales of short term investment (Note 9)	—	—	53,552	7,713
Cash paid for long term investment (Note 10)	(13,260)	(2,302)	(2,242)	(323)
Cash received from sales of short term investment (Note 10)	—	—	26,828	3,864
Cash paid for cloud infrastructure construction in progress (Note 9)	(161,488)	(290,345)	(222,292)	(32,017)
Proceeds from disposal of property and equipment	6,282	470	998	144

Net cash used in investing activities	(421,718)	(432,349)	(202,390)	(29,150)

Cash flows from financing activities:

Consideration paid to selling shareholders (Note 21)	(183,858)	—	—	—
Proceeds received on behalf of selling shareholders (Note 21)	183,858	—	—	—
Proceeds from issuance of ordinary shares (Note 21)	158,044	—	—	—
Proceeds from bank borrowings (Note 11)	81,540	—	29,311	4,222
Repayment of bank borrowings	(62,840)	(67,180)	(7,680)	(1,106)
Proceeds from employee share options exercised	13,975	16,993	7,579	1,092
Changes in restricted cash	(8,191)	68,191	—	—
Payment of capital lease obligation	(4,909)	(32,202)	(74,453)	(10,723)
Payment for repurchase of ordinary shares	—	(93,891)	(39,402)	(5,675)
Investment from minority shareholder	—	1,292	—	—

Net cash provided by (used in) financing activities	177,619	(106,797)	(84,645)	(12,190)

Net increase (decrease) in cash and cash equivalents	36,287	231,330	(474,215)	(68,301)
Cash and cash equivalents at beginning of the year	338,092	375,879	616,218	88,754
Effect of foreign exchange rate changes on cash	1,500	9,009	14,617	2,105
Cash and cash equivalents at end of the year (Note 4)	375,879	616,218	156,620	22,558

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	2,862	13,319	(3,709)	(534)
Interest paid	6,903	8,389	10,267	1,479
Interest received	5,529	4,618	4,669	672
Supplemental disclosures of non-cash activities:
Acquisition of property and equipment included in accrued expenses and other payables	(146,425)	(32,241)	(16,397)	(2,362)
Acquisition of property and equipment through capital leases	37,728	189,708	59,234	8,531

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Attributable to ChinaCache
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Noncontrolling interest	Total shareholders’ equity/(deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2014	374,464,476	282	1,247,730	(73,101)	1,326	(524,261)	1,157	—	653,133

Net loss	—	—	—	—	—	(6,841)	—	—	(6,841)
Other comprehensive loss
– Foreign currency translation adjustment	—	—	—	—	—	—	46	—	46
– Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	583	—	583
Options and restricted shares award to employees (Note 16 (a) (b))	—	—	17,037	—	—	—	—	—	17,037
Issuance of new shares (Note 21)	24,894,647	16	155,962	—	—	—	—	—	155,978
Exercise of employee stock options	12,501,376	9	3,349	25,766	—	(14,113)	—	—	15,011
Restricted shares vested	2,507,698	3	(3)	5,395	—	(5,395)	—	—	—
Shares issued to depository bank (Note 23)	31,379,008	—	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank	(15,009,074)	—	—	—	—	—	—	—	—

Balance at December 31, 2014	430,738,131	310	1,424,075	(41,940)	1,326	(550,610)	1,786	—	834,947

Net loss	—	—	—	—	—	(88,691)	—	(44)	(88,735)
Other comprehensive loss
– Foreign currency translation adjustment	—	—	—	—	—	—	264	—	264
– Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	1,853	—	1,853
Capital contributed by noncontrolling Interest		—	787	—	—	—	—	505	1,292
Options and restricted shares award to employees (Note 16 (a) (b))	—	—	48,606	—	—	—	—	—	48,606
Repurchase of shares	(30,832,160)	—	—	(93,891)	—	—	—	—	(93,891)
Exercise of employee stock options	8,776,032	—	—	20,166	—	(2,815)	—	—	17,351
Restricted shares vested	9,291,500	—	—	21,390	—	(21,390)	—	—	—
Shares issued to depository bank (Note 23)	163,904	—	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank	(18,067,532)	—	—	—	—	—	—	—	—

Balance at December 31, 2015	400,069,875	310	1,473,468	(94,275)	1,326	(663,506)	3,903	461	721,687

Net loss	—	—	—	—	—	(913,477)	—	(776)	(914,253)
Other comprehensive income
– Foreign currency translation adjustment	—	—	—	—	—	—	(293)	—	(293)
– Unrealized holding gain on available-for-sale investment	—	—	—	—	—	—	659	—	659
– Amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(3,552)	—	(3,552)
Options and restricted shares award to employees (Note 16 (a) (b))	—	—	85,025	—	—	—	—	—	85,025
Repurchase of shares	(13,730,656)	—	—	(39,402)	—	—	—	—	(39,402)
Exercise of employee stock options	1,325,241	1	3,938	4,122	—	(452)	—	—	7,609
Restricted shares vested	33,762,181	23	(23)	105,024	—	(105,024)	—	—	—
Shares issued to depository bank (Note 23)	23,000,000	—	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank	(35,087,422)	—	—	—	—	—	—	—	—

Balance at December 31, 2016	409,339,219	334	1,562,408	(24,531)	1,326	(1,682,459)	717	(315)	(142,520)

Balance at December 31, 2016 (US$)	409,339,219	48	225,033	(3,533)	191	(242,324)	103	(45)	(20,527)

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

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

As of December 31, 2016, subsidiaries of the Company and variable interest entities (“VIEs”) where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%	Provision of Technical Consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%	Provision of Content and Application Delivery services

JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%	Investment holding

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%	Provision of Content and Application Delivery services

ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	99%**	Construction of the cloud infrastructure

Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%	Investment holding

Chinacache Ireland Limited (“Chinacache IE”)	November 18, 2013	Ireland	100%	Provision of Content and Application Delivery services

Beijing Shou Ming Technology Co., Ltd. (“Beijing Shou Ming”)	August 15, 2014	The PRC	99%**	Computer hardware, technology development

Beijing Shuo Ge Technology Co., Ltd. (“Beijing Shuo Ge”)	August 15, 2014	The PRC	99%**	Mechanical equipment lease

Beijing Zhao Du Technology Co., Ltd. (“Beijing Zhao Du”)	August 15, 2014	The PRC	99%**	IT system integration, electronic equipment

ChinaCache Networks Limited (“ChinaCache UK”)	March 10, 2016	England and Wales	100%	Provision of Content and Application Delivery services

ChinaCache Assets LLC (“CCAL”)	August 10, 2016	United States of America	100%	Real estate management

VIEs

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT” )*	June 7, 1998	The PRC	—	Provision of Content and Application Delivery services

Beijing Jingtian Technology Limited (“Beijing Jingtian”) *	September 1, 2005	The PRC	—	Provision of Content and Application Delivery services

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

1.                          ORGANIZATION (CONTINUED)

*                             The equity interest of Beijing Blue IT and Beijing Jingtian are held by the Founders and two employees of the Company, respectively (collectively the “Nominee Shareholders”).

**                      On November 16, 2015, Xin Run received a capital injection of RMB1,292,000 (US$202,000) from Tianjin Shuishan Technology Co., Ltd, a PRC Company wholly owned by the Founders. As a result, the percentage of the Company’s equity ownership in Xin Run and Xin Run’s wholly-owned subsidiaries, Beijing Shou Ming, Beijing Shuo Ge and Beijing Zhao Du, decreased from 100% as of December 31, 2014 to 99% as of December 31, 2015 and 2016).

The following is a summary of the various VIE agreements:

Exclusive option agreements

Pursuant to the exclusive option agreement amongst the Company and the Nominee Shareholders, the Nominee Shareholders irrevocably granted the Company or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominee Shareholders in Beijing Blue IT, when and to the extent permitted under PRC law, at an amount equal to either a) the outstanding loan amount pursuant to the loan agreement owed by the Nominee Shareholders or b) the lowest permissible purchase price as set by PRC law. Such consideration, if in excess of the outstanding loan amount, when received by the Nominee Shareholders upon the exercise of the exclusive option is required to be remitted in full to ChinaCache Beijing. Beijing Blue IT cannot declare any profit distributions or grant loans in any form without the prior written consent of the Company. The Nominee Shareholders must remit in full any funds received from Beijing Blue IT to ChinaCache Beijing, in the event any distributions are made by the VIEs pursuant to any written consents of the Company. This agreement was valid for ten years and expired on September 23, 2015. Such agreement was renewed for an additional ten years to September 23, 2025. Such agreement can be renewed for an additional ten years at the sole discretion of the Company, and the times of such renewals are unlimited.

On January 20, 2016, in conjunction to the newly increased register capital of Blue IT, such agreements were updated and will expire on January 20, 2026. The agreement may be renewed for an additional 10 years at the Company’s sole discretion, and the times of such renewals are unlimited.

A similar exclusive option agreement was signed by ChinaCache Beijing with Beijing Jingtian.

Exclusive business cooperation agreements

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

This agreement was valid for ten years and expired on September 23, 2015. Such agreement was renewed for an additional ten years to September 23, 2025. Prior to this agreement’s and subsequent agreements’ expiration dates, ChinaCache Beijing can at its sole discretion renew at a term of its choice through written confirmation.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

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

The original term of each of these three agreements was five years running from September 23, 2005, and each of the agreements was renewed in September 2010 for a five year term which expired on September 23, 2015. In September 2015, each of such agreements was renewed for an additional five years to September 23, 2020. The term of the equipment leasing agreement can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

The exclusive business cooperation agreement, exclusive technical support and service agreement, exclusive technical consultation and training agreement, and equipment leasing agreement are collectively referred to as “Service Agreements”.

Loan agreements

The Company provided a loan facility of RMB10,000,000 to the Nominee Shareholders of Beijing Blue IT for the purpose of providing capital to Beijing Blue IT to develop its business. In addition, the Company also agreed to provide unlimited financial support to Beijing Blue IT for its operations and agree to forego the right to seek repayment in the event Beijing Blue IT is unable to repay such funding. The loan agreement between the Company and the Nominee Shareholders of Beijing Blue IT is valid for ten years and expires on September 23, 2015. Such agreement was renewed for an additional ten years to September 23, 2025. Such agreement can be extended for another ten years upon mutual written consent of the Company and the Nominee Shareholders of Beijing Blue IT. On January 20, 2016, the Nominee Shareholders of Beijing Blue IT. entered into another loan agreement with the Company. Pursuant to these agreements, the Company provided an interest-free loan facility of RMB10,000,000 to the Nominee Shareholders of Beijing Blue IT. for the purpose of subscribing for the capital increase of Beijing Blue IT. The term of the loan agreement is ten years and expires on January 20, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. On December 19, 2016, the Nominee Shareholders of Beijing Blue IT. entered into another loan agreement with the Company. Pursuant to these agreements, the Company provided an interest-free loan facility of RMB20,000,000 to the Nominee Shareholders of Beijing Blue IT. for the purpose of purchasing the increased capital of Beijing Blue IT. The term of the loan agreement is ten years and expires on December 19, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

1.                          ORGANIZATION (CONTINUED)

Loan agreements (CONTINUED)

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

Power of attorney agreements

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

Share pledge agreements

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable power of attorney agreements, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, the Company, either directly or through ChinaCache Beijing, obtained effective control over the VIEs through the ability to exercise all the rights of the VIEs’ shareholders pursuant to the share pledge agreements and the exclusive option agreements. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses directly through the loan agreements. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through ChinaCache Beijing using the Service Agreements. Thus, the Company is the primary beneficiary of the VIEs and consolidates the VIEs under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

1.                          ORGANIZATION (CONTINUED)

Legal compliance

Assessing the legal validity and compliance of these above noted arrangements are a precursor to the Company’s ability to consolidate the results of operations and financial condition of its VIEs. In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the VIEs are in compliance with existing PRC laws and regulations; (ii) each of the currently effective documents under the contractual arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

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

DECEMBER 31, 2014, 2015 AND 2016

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

The following tables represent the financial information of the consolidated VIEs as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 before eliminating the intercompany balances and transactions between the consolidated VIEs and other entities within the Group:

	As of December 31,
	2015	2016
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	426,754	64,909	9,349
Accounts receivable (net of allowance for doubtful accounts of RMB54,171 and RMB63,266 (US$9,112) as of December 31, 2015 and 2016, respectively)	185,310	115,774	16,675
Prepaid expenses and other current assets	16,316	37,679	5,427
Deferred tax assets	15,833	—	—
Amounts due from inter-companies(1)	69,709	8,209	1,182

Total current assets	713,922	226,571	32,633

Non-current assets:
Property and equipment, net	428,943	—	—
Intangible assets, net	10,635	—	—
Long term investments	16,103	10,503	1,513
Deferred tax assets	9,744	—	—
Long term deposits and other non-current assets	59,256	36,470	5,253

Total non-current assets	524,681	46,973	6,766

TOTAL ASSETS	1,238,603	273,544	39,399

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

1.                          ORGANIZATION (CONTINUED)

	As of December 31,
	2015	2016
	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Short-term loan	—	29,311	4,222
Accounts payable	202,223	298,231	42,954
Accrued employee benefits	33,151	36,159	5,208
Accrued expenses and other payables	61,195	30,933	4,455
Income tax payable	6,884	6,121	882
Liabilities for uncertain tax positions	6,006	4,689	675
Amounts due to inter-companies(1)	375,054	281,400	40,530
Amount due to a subsidiary held for sale (2)	297,935	12,606	1,816
Current portion of capital lease obligations	69,918	72,614	10,459
Deferred government grant	16,360	13,000	1,872

Total current liabilities	1,068,726	785,064	113,073

Non-current liabilities:
Non-current portion of capital lease obligations	104,213	43,951	6,330
Deferred government grant	8,439	11,208	1,614

Total non-current liabilities	112,652	55,159	7,944

Total liabilities	1,181,378	840,223	121,017

(1)         Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Group.

(2)         Information with respect to a subsidiary held for sale is discussed in Note 9.

	For the Years Ended December 31,
	2014	2015	2016
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues
- Third party customers	1,189,247	1,048,454	658,475	94,840
- Inter-companies	120,783	234,333	321,161	46,257
Net profit (loss)	15,146	(2,503)	(627,544)	(90,385)

	For the Years Ended December 31,
	2014	2015	2016
	RMB’000	RMB’000	RMB’000	US$’000

Net cash provided by (used in) operating activities	252,790	398,301	(292,806)	(42,173)
Net cash used in investing activities	(184,318)	(81,448)	(15,240)	(2,195)
Net cash used in financing activities	(4,432)	(31,539)	(53,798)	(7,749)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                    Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

(b)                    Liquidity

The Company experienced a net loss of approximately RMB6,841,000, RMB88,735,000, and RMB914,253,000 (US$131,680,000) for the years ended December 31, 2014, 2015 and 2016, respectively, and negative cash flows from operations of approximately RMB187 million for the year ended December 31, 2016. As of December 31, 2016, the Company had a net current liability amounting to RMB158,045,000 (US$22,764,000). These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

When preparing the consolidated financial statements as of December 31, 2016 and for the year then ended, the Company’s management concluded that a going concern basis of preparation was appropriate after analyzing the forecasted cash flows for the next twelve months, which indicates that the Company will have sufficient liquidity through November 2018. In preparing the forecasted cash flow analysis, management took into account of a) the cash inflows to be funded by credit facilities approximately RMB610,000,000, and b) the improvement of the net cash inflow from the CDN operations as the Company planned to control its operating costs and to further negotiate with vendors for more favorable payment terms. Meanwhile, the Company will continue to implement the sale of Xin Run and to exit the cloud infrastructure development business. As a result, management prepared the consolidated financial statements assuming the Company will continue as a going concern. However, there is no assurance that the credit facilities can be drawn down in a timely manner or the improvement in the CDN operation cash flows can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)                     Principles of consolidation

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

(d)                    Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, impairment of long-term investments, long-lived assets and intangible assets, allowance for doubtful debts, accounting for deferred income taxes, and accounting for share-based compensation arrangements. The valuation of and accounting for the Company’s financial instruments also require significant estimates and judgments provided by management.  Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)                        Foreign currency

The functional currency of the Company and each of its subsidiaries and VIEs is the Renminbi (“RMB”), except for ChinaCache US, CCAL, ChinaCache HK, Chinacache IE, and ChinaCache UK, which are the United States dollar (“US$”), US$, Hong Kong dollar (“HK$”), Euro (“EUR”) and Great Britain Pound (“GBP”) respectively, as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of comprehensive loss.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)                        Foreign currency (CONTINUED)

Assets and liabilities of ChinaCache US, CCAL, ChinaCache HK, Chinacache IE, and ChinaCache UK are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive income (loss).

(f)                          Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9430 on December 30, 2016 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(g)                       Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents also consist of cash and cash equivalents included in assets held for sale.

(h)                         Restricted cash

Restricted cash represents amounts held by a bank as security for the short term loan and, therefore, are not available for the Group’s use.

(i)                          Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased.

(j)                          Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Optical Fibers	20 years
Computer equipment	3-5 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Freehold land in United States of America	Indefinite
Building	40 years

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                            NSUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)                          Property and equipment (CONTINUED)

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The Company did not recognize any capitalized interest during the years ended December 31, 2014, 2015 and 2016.

(k)                         Land use right

The land use right represent the amounts paid and relevant costs incurred for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use right agreement.

(l)                            Intangible assets

Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Purchased software	5 years

(m)                      Long-lived assets (disposal group) to be disposed of by sale

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

Property and equipment, land use right and intangible assets are not depreciated or amortized once classified as held for sale.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)                          Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable.  When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.  For long-lived assets held for sale, assets are written down to fair value less cost to sell. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. Impairment charge of RMB399,094,000 was recognized for the year ended December 31, 2016. (2015 and 2014, nil).

(o)                         Investments

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)                         Investments (CONTINUED)

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income (loss) except for an other-than-temporary impairment, which would be charged to current period earnings. No impairment of available-for-sale investment was recognized for each of the three years ended December 31, 2016.

Trading Securities

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

Cost Method Investment

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments which are not in-substance common stock and hence, do not have readily determinable fair values or investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2014, 2015 and 2016 were nil, nil and RMB18,240,000 (US$2,627,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)                         Fair value of financial instruments

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)                         Revenue recognition

The Company provides a portfolio of content and application delivery total solutions within its one class of services, such as, web page content services; file transfer services; rich media streaming services; guaranteed application delivery; managed internet data services; cloud hosting services; content bridging services; mobile internet solution; and value-added services to its customers that in turn improve the performance, reliability and scalability of their internet services and applications.

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

Business tax and related surcharges on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. The business tax and related surcharges expenses for the years ended December 31, 2014, 2015 and 2016 amounted to approximately RMB10,598,000, RMB nil and RMB nil (US$nil), respectively.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)                           Cost of revenues

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

(s)                           Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales and marketing expenses, amounted to approximately RMB450,000, RMB678,000 and RMB233,000 (US$34,000), for the years ended December 31, 2014, 2015 and 2016, respectively.

(t)                            Research and development costs

Research and development costs consist primarily of payroll and related personnel costs for minor routine upgrades and related enhancements to the Company’s services and network. Costs incurred in the development of the Company’s services are expensed as incurred. To date, the amount of costs qualifying for capitalization has been insignificant.

(u)                         Government Grant

Government grant are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grant is determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive these government grant in the future. Government grant are recognized when it is probable that the Company will comply with the conditions attached to them, and the grant are received. When the grant relates to an expense item, it is recognized as deferred government grant and released to the consolidated statements of comprehensive loss over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as other operating income. Where the grant relates to an asset, it is recognized as deferred government grant and released to the consolidated statements of comprehensive loss in equal amounts over the expected useful life of the related asset, when operational, as other operating income.

Government grant received by the Company also consist of unrestricted grant which are received on an unsolicited and unconditional basis to support the growth of the Company and do not relate to the Company’s operating activities. Unrestricted grant are classified as non-operating income and recorded in other income on the consolidated statements of comprehensive loss upon receipt. For the years ended December 31, 2014, 2015 and 2016, the Company received unrestricted grant amounting to RMB5,282,000, RMB685,000 and RMB2,250,000 (US$324,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)                          Leases

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

(w)                       Income taxes

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

(x)                         Share-based compensation

Share options and restricted shares award granted to employees are accounted for under ASC 718 Compensation — Stock Compensation. In accordance with ASC 718, the Company determines whether a share option or restricted shares award should be classified and accounted for as a liability award or an equity award. All grants of share options and restricted shares award to employees classified as equity award are recognized in the financial statements over their requisite service periods based on their grant date fair values.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)                       Share-based compensation (continued)

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based award that are expected to vest. During the years ended December 31, 2014, 2015 and 2016, the Company estimated that the forfeiture rate for both the management group and the non-management group was zero. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

The Company, with the assistance of an independent valuation firm, determined the estimated fair values of the share options granted to employees and non-employees using the binomial option pricing model.

(y)                          Loss per share

In accordance with ASC 260, “Earnings per Share”, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

(z)                           Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income of the Company includes foreign currency translation adjustments related to ChinaCache US, CCAL, ChinaCache HK and Chinacache IE, and Chinacache UK whose functional currency are US$, US$, HK$, EUR and GBP respectively, and the change in fair value of available-for-sale investments (Note 10) and their corresponding deferred tax impact, if any.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)                  Segment reporting

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

(bb)                  Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB46,178,000, RMB53,820,000 and RMB53,669,000 (US$7,730,000) for the years ended December 31, 2014, 2015 and 2016, respectively.

(cc)                    Share Repurchase Program

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

During the year ended December 31, 2016, the Company had repurchased 166,802 ADSs amounting to US$1,185,000 (equivalent to RMB7,659,000) and 691,364 ADSs amounting to US$4,912,000 (equivalent to RMB31,743,000) under the August 2015 Share Repurchase Plan and the December 2015 Share Repurchase Plan, respectively (2014:Nil and 2015:1,300,715 ADSs, US$10,000,000 (RMB63,375,000) under the 2014 Share Repurchase Plan and 626,295 ADSs, US$4,815,000 (RMB30,516,000) under the August 2015 Share Repurchase Plan). As of December 31, 2016, all the aforementioned Repurchase Plans have been completed.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(dd)                  Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. Management is developing an adoption plan based on which the Company is in the process of evaluating the effects of adopting ASC606, including the selection of the adoption method, the identification of differences using sample contracts, if any, from the application of current revenue recognition standard and the impact of such differences, if any, on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheets. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheets. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. After the adoption of ASU 2015-17, all the current deferred tax assets will be reclassified as noncurrent deferred tax assets on the consolidated balance sheets.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(dd)                  Recent Accounting Pronouncement (CONTINUED)

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

In March 2016, the FASB issued ASU No. 2016-09 (“ASU 2016-09”), Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 involves several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and accounting for forfeitures. Some of the areas apply only to nonpublic entities. In terms of accounting for forfeitures, companies will have to elect whether to account for forfeitures of share-based payments by (1) recognizing forfeitures of awards as they occur (e.g., when an award does not vest because the employee leaves the company) or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The standard is effective for public business entities for annual periods beginning after December 15, 2016, and interim periods therein. The Company will make an election at the entity level using a modified retrospective transition method, with a cumulative-effect adjustment to retained earnings. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

2.                              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(dd)                  Recent Accounting Pronouncement (CONTINUED)

In January 2017, FASB issued ASU No. 2017-01(“ASU 2017-01”), Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

(ee)                    Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

3.                              CONCENTRATION OF RISK

(a)                         Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, short-term investment and other current assets, available-for-sale investments and amounts due from related parties. As of December 31, 2015 and 2016, RMB519,914,000 and RMB118,835,000 (US$17,116,000), respectively, were deposited with major financial institutions located in the PRC, RMB51,108,000 and RMB28,744,000 (US$4,140,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB1,218,000 and RMB2,375,000 (US$342,000), respectively held in the major financial institutions located in Europe, and RMB43,978,000 and RMB6,666,000 (US$960,000), respectively held in the major financial institutions in United States of America. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.  Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law.  Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy.  In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006.  Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased.  In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

(ii)                          Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Company’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network.  There can be no assurance that the Company are adequately prepared for unexpected increases in bandwidth demands by its customers.  The communications capacity the Company has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers.  Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers.  For the years ended on December 31, 2014, 2015 and 2016, 97%, 95% and 91% of bandwidth resources in term of costs were leased from the two major PRC telecom carriers, China Telecom and China Unicom.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

3.                              CONCENTRATION OF RISK (CONTINUED)

(b)                         Business, supplier, customer, and economic risk (continued)

(iii)                       Customer Risk - Revenue concentration on certain customers.  The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers.  Although the Company has a diversified base of customers covering its one class of services, such as, web page content services; file transfer services; rich media streaming service; guaranteed application services; managed internet data services; cloud hosting services; content bridging services; mobile internet solution; and value-added services, the Company does depend on a limited number of customers for a substantial portion of their revenue, and the loss of, or a significant shortfall in demand from, these customers could significantly harm the Company’s results of operations. Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years as of December 31,
	2014	2015	2016
	RMB’000	RMB’000	RMB’000	US$’000

Customer A	167,437	269,925	346,826	49,953

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Customer A	52,072	67,840	9,771
Customer B	*	22,618	3,258

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

DECEMBER 31, 2014, 2015 AND 2016

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

(d)                         Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the RMB against US$ was approximately 2.5%, 4.4% and 7.2% in the years ended December 31, 2014, 2015 and 2016, respectively. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets and investments are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

4.                              CASH AND CASH EQUIVALENTS

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Cash and cash equivalents on the consolidated balance sheets	606,796	134,924	19,433
Cash and cash equivalents included in assets held for sale (Note 9)	9,422	21,696	3,125

Cash and cash equivalents on the consolidated statements of cash flows	616,218	156,620	22,558

5.                              ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Accounts receivable	298,069	254,508	36,657
Less: allowance for doubtful accounts	(54,638)	(63,921)	(9,207)

	243,431	190,587	27,450

As of December 31, 2015 and 2016, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Balance, beginning of year	58,871	54,638	7,870
Additions for the current year	17,800	10,273	1,480
Deductions for the current year
-Recovery	(22,033)	(990)	(143)

Balance, end of year	54,638	63,921	9,207

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

6.                              PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	2,268	2,087	301
Income tax receivable	5,785	—	—
Staff field advances	5,817	6,012	866
Capital lease deposit	—	23,809	3,429
Other deposit and receivables	17,690	25,068	3,610

	31,560	56,976	8,206

i.                        Prepaid expense for bandwidth and servers represents the unamortized portion of prepaid payments made to the Company’s telecom operators and certain technology companies, who provide the Company with access to bandwidth and network servers.

7.                          PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	1,887
Computer equipment	884,461	856,150	123,311
Furniture and fixtures	9,759	33,971	4,893
Leasehold improvements	19,267	19,277	2,776
Motor vehicles	9,985	10,215	1,472
Freehold land	—	19,446	2,801
Building	—	4,562	657

	936,572	956,721	137,797
Less: accumulated depreciation	(436,626)	(568,781)	(81,922)
Less: impairment	—	(387,940)	(55,875)
	499,946	—	—

For the years ended December 31, 2014, 2015 and 2016, depreciation expenses were RMB94,826,000, RMB153,313,000 and RMB155,225,000 (US$22,357,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2014	2015	2016
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	79,348	131,102	130,724	18,828
Sales and marketing expenses	198	49	138	20
General and administrative expenses	5,796	9,191	11,799	1,699
Research and development expenses	9,484	12,971	12,564	1,810

	94,826	153,313	155,225	22,357

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

7.                              PROPERTY AND EQUIPMENT, NET (CONTINUED)

The Company accounted for the leases of certain computer equipment and optical fibers as capital leases as leases that transfer substantially all the benefits and risks incidental to the ownership of assets. The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000
At Cost:
Optical fibers	13,100	13,100	1,887
Computer equipment	227,436	243,570	35,081

	240,536	256,670	36,968
Less: accumulated depreciation	(41,472)	(89,945)	(12,955)
Less: impairment	—	(166,725)	(24,013)
	199,064	—	—

As the intangible assets were fully impaired as of December 31, 2016, the estimated accrued amortization expense for each of the five succeeding fiscal year is nil.

Depreciation of property and equipment held under capital leases was RMB3,523,000, RMB34,074,000 and RMB48,473,000 (US$6,981,000) for the years ended December 31, 2014, 2015 and 2016, respectively.

8.                              INTANGIBLE ASSETS

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Purchased software, net	10,321	10,898	1,570
Addition	7,016	4,699	676
Less: amortization	(3,254)	(3,869)	(557)
Less: impairment	—	(11,728)	(1,689)
Reclassified to assets held for sale (Note 9)	(3,185)	—	—

	10,898	—	—

As the intangible assets were fully impaired as of December 31, 2016, the estimated accrued amortization expense for each of the five succeeding fiscal year is nil.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

9.                              ASSETS HELD FOR SALE / LIABILITIES HELD FOR SALE

On November 27, 2015, the Company has entered into definitive sale and purchase agreements to dispose of 60% equity interest of its subsidiary, Xin Run, to three parties, including a 38% interest to a company owned by the Founders (the “2015 Agreement”). Xin Run owns and will operate ChinaCache’s Atecsys Cloud Data Center (“Atecsys”) and is expected to build China’s first Internet Exchange. As a result, assets and liabilities subject to the purchase and sale agreements have been classified as held for sale in the Company’s consolidated balance sheet at December 31, 2015.

On March 6, 2017, the Company entered into a new definitive agreement to sell 79% of its equity interest in Xin Run to a group of investors for RMB221 million in cash before fees and expenses, including a 52.67% interest to two companies owned by the Founders. The completion of the transaction is subject to customary closing conditions, including obtaining requisite governmental registration. The transaction has been approved by the Board of Directors of the Company, acting upon the unanimous recommendation of its audit committee, consisting of independent and disinterested directors. The Company terminated the 2015 Agreement.

Assets and liabilities classified as held for sale are required to be recorded at the lower of carrying value or fair value less any costs to sell. As of December 31, 2015 and 2016, the carrying value of Xin Run’s assets were less than fair value less costs to sell, and accordingly, no adjustment to the asset value was necessary. The gain or loss on disposal, along with the continuing operations of the disposal group, will be reported in the Company’s consolidated statement of comprehensive loss. The transaction does not meet the criteria to be classified as discontinued operations under the amended guidance of ASC Topics 205 and 360 because the component does not comprise a major component of the Company’s operations.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

9.                              ASSETS HELD FOR SALE / LIABILITIES HELD FOR SALE(CONTINUED)

The major classes of assets and liabilities held for sale were as follows:

	December 31
	2015	2016
	RMB’000	RMB’000	US$’000
Cash and cash equivalents	9,422	21,696	3,125
Accounts receivable, net	—	1,721	248
Prepaid expenses and other current assets (i)	101,217	101,612	14,635
Short term investment (ii)	50,000	—	—
Amounts due from ChinaCache Beijing and Beijing Blue IT	319,536	18,063	2,602
Property and equipment, net	12,375	21,541	3,103
Intangible assets, net	3,185	5,532	797
Land use right, net (iii)	48,880	48,966	7,053
Deferred tax assets	377	26,553	3,824
Accrued tax on intercompany transactions	17,205	17,205	2,478
Cloud infrastructure construction in progress (iv)	467,746	977,194	140,745
Long term deposits and other non-current assets	30,600	30,400	4,379
Assets held for sale	1,060,543	1,270,483	182,989
Accounts payable	—	5,416	780
Accrued employee benefits	2,900	3,460	498
Accrued expenses and other payables (v)	1,003,895	1,232,881	177,573
Income tax payable	2,406	2,919	420
Liabilities for uncertain tax positions	4,813	4,813	693
Amounts due to the Company	435	53,169	7,658
Liabilities held for sale	1,014,449	1,302,658	187,622

(i)                                    Including refundable prepaid commission fee for the potential sales of certain buildings as part of the cloud infrastructure, which was RMB99,700,000 and RMB99,700,000 (US$15,391,000) for the years end December 31, 2015 and 2016, respectively.

(ii)                                 Short term investment represents the investment in variable rate deposits issued by a certain commercial bank, which matured on May 4, 2016.

(iii)                              The Company’s land use right is related to payment to acquire a land use right of approximately 39,000 square meters of land in Beijing Shunyi District, on which the Company plans to develop a cloud infrastructure. According to the land use right contract, the Company has a 50-year use right over the land, which is used as the basis for amortization. Amortization expense for land use right for the years ended December 31, 2014, 2015 and 2016 was RMB1,033,000, RMB1,044,000 and nil, respectively.

(iv)                             As of December 31, 2015 and 2016, the Company capitalized RMB467,746,000 and RMB977,194,000 (US$140,745,000) of costs which were directly attributable to the development of the cloud infrastructure.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

9.                              ASSETS HELD FOR SALE / LIABILITIES HELD FOR SALE(CONTINUED)

v.                                     Including advances from two potential buyers for certain buildings as part of the cloud infrastructure, which was RMB997,000,000 and RMB997,000,000 (US$153,910,000) for the years end December 31, 2015 and 2016, respectively. The balance as of December 31, 2016 also included a provision for late delivery penalty of RMB30,778,000 (US$4,433,000). The provision was made for the delay in the handover of a building given disputes with buyer on the standard of delivery and acceptance of the building, which was charged to other operating income/(loss) in the consolidated statements of comprehensive loss.

The operating results of the disposal group during the three years ended December 31, 2016 that are not presented within discontinued operations are summarized as follow:

	For the years ended December 31,
	2014	2015	2016
	RMB’000	RMB’000	RMB’000		US$’000

Net revenue	—	—	(2,442)		(352)
Loss before income taxes	(15,554)	(57,010)	(107,399	)*	(15,469	)*

*                                         Loss before income taxes for the year ended December 31, 2016 included transaction tax on assets transfer of Nil (2014: Nil and 2015: RMB27,733,000). Loss before income taxes attributable to the noncontrolling interest for the year ended December 31, 2016 was RMB1,074,000 (US$155,000) (2014: Nil and 2015: Nil).

10.                       INVESTMENTS

Short term investments

Short term investments consisted of the following:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Available-for-sale investment:
Investment in a mutual fund	26,169	—	—

	26,169	—	—

The Company has accounted for the investment in the mutual fund as an available-for-sale investment, where such investment will be carried at fair value, with unrealized gains and losses excluded from earnings and reported as a net amount as other comprehensive income (loss) in the consolidated statements of comprehensive loss until realized.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

10.                       INVESTMENTS (CONTINUED)

On July 2, 2016, the Company redeemed all of the remaining investment in the mutual fund with a consideration of RMB26,828,000 (US$3,864,000) and reclassified the accumulated unrealized gain recorded in accumulated other comprehensive income of RMB3,552,000 (US$512,000) to other income in the consolidated statements of comprehensive loss on the date of redemption.

Long term investments

Long term investments consisted of the following:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000
Cost investments:
PRC Fund	10,103	10,103	1,455
United States Fund	17,841	19,683	2,835
Investment in Flashapp Inc. (“Flashapp”)	12,240	12,240	1,763
Investment in ordinary shares of an unlisted company in PRC (“Investee A”)	6,000	6,000	864
Investment in preferred shares of an unlisted company in PRC (“Investee B”)	—	400	58

Available-for-sale investments:
Investment in preferred shares of an unlisted company in PRC (“Investee C”)	1,716	1,716	247
Investment in convertible loan of an unlisted company in Cayman Islands (“Investee D”)	3,973	3,973	572

Less: accumulated impairment	(1,716)	(19,956)	(2,874)
Total	50,157	34,159	4,920

Cost investments

In 2011, the Company entered into agreements with a PRC Fund and a United States Fund and made investments of RMB3,103,000 and RMB6,033,000, respectively, as a limited partner. In 2012, the Company made an additional RMB3,000,000 investment to each the PRC Fund and the United States Fund. In 2013, the Company made an additional RMB1,500,000 and RMB4,814,000 investment to each of the PRC Fund and the United States Fund, respectively. In 2014, the Company made an additional RMB1,500,000 and RMB2,692,000 investment to each of the PRC Fund and the United States Fund, respectively. In 2015, the Company made an additional RMB1,000,000 and RMB1,303,000 investment to each of the PRC Fund and the United States Fund, respectively. In 2016, the Company made an additional RMB1,842,000 (US$265,000) investment to the United States Fund. Given that the Company holds less than five percent interest in each fund, the Company has accounted for such investments using the cost method.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

10.                       INVESTMENTS (CONTINUED)

In 2013, the Company entered into an agreement with Flashapp, an unlisted company in Cayman Island to purchase 13,971,428 Series A Preferred Shares for RMB12,240,000. The Company has the contingent redemption right on or after five years from the issuance date to request redemption of all its Series A Preferred Shares holders, at a redemption price equal to 120% of its original issuance price. The Board of Directors of Flashapp shall consist of five persons, where the Company, as a majority of Series A Preferred Shares may appoint two directors. The Company, through the directors appointed, has the ability to exercise significant influence over the operating and financial policies of Flashapp and hence, Flashapp is a related party of the Company (Note 20).  However, the Series A Preferred Shares are not in-substance common stock and therefore the Company has accounted for the investment as cost method investment carried at cost. In 2016, the Company believed that there was a decline in value that was other-than-temporary and recorded RMB12,240,000 (US$1,763,000) in “impairment of long term investments” in the consolidated statement of comprehensive loss.

On August 25, 2014, the Company entered into an agreement with an unlisted company in the PRC (“Investee A”) to acquire 6.25% interest for RMB6,000,000 (US$967,000). The Company has accounted for the investment as cost method investments carried at cost. In 2016, the Company believed that there was a decline in value that was other-than-temporary, and recorded RMB6,000,000 (US$864,000) in “impairment of long term investments” in the consolidated statement of comprehensive loss.

Available-for-sale investments

Investment in investee C was fully impaired in 2013.

On February 19, 2014, the Company entered into an agreement with an unlisted company in Cayman Islands (“Investee D”) to issue a convertible loan of RMB3,068,000 (US$494,000) at an interest rate of US prime rate plus 2% for 2 years. The Company has the right to request conversion of all its convertible loan upon Investee D’s successful Series A financing, at a price less than 25% of its Series A financing price. The Company has accounted for the investment of convertible loan as an available-for-sale investment where such investment will be carried at fair value, with unrealized gains and losses reported as other comprehensive income (loss) in the consolidated statements of comprehensive loss until realized. In 2016, the Company agreed to extend the terms of the convertible loan to August 19, 2017 and expected to exercise its conversion option upon the completion of Series A financing. As of December 31, 2016, the fair value of the investment in Investee D was RMB3,973,000 (US$572,000) (December 31, 2015: RMB 3,973,000).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

11.                       SHORT-TERM LOAN

Short-term loan consisted of the following:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Bank borrowings	—	29,311	4,222

Total	—	29,311	4,222

In June 2014, the Company entered into a short-term loan arrangement with SPD Bank (Beijing) of RMB60 million with an interest rate of 7.2% per annum and a maturity term of twelve months. The total amount of RMB68 million fixed deposit from the Company was pledged to secure the loan in June 2014, which was recorded as restricted cash in the consolidated balance sheets. The loan was subsequently repaid in June 2015 with the corresponding pledged deposit released.

On July 21, November 8 and December 21, 2016, the Company entered into short-term loan agreements with Jiangsu Bank (Beijing) of RMB9,371,000 (US$1,350,000), RMB9,940,000 (US$1,432,000) and RMB10,000,000 (US$1,440,000) with an interest rate of 5.655% per annum and a maturity term of twelve months, respectively.

12.                ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Payables for purchase of property and equipment	30,377	16,397	2,362
Advance from customers	15,146	10,128	1,459
Other tax payables	(5,261)	(7,761)	(1,118)
Other accrued expenses	36,147	33,933	4,887

Total	76,409	52,697	7,590

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

13.                       LONG TERM LOAN

On June 27 and September 25, 2014, the Company entered into two unsecured long-term loan arrangements with the Bank of Jiangsu (Beijing Branch), the principal of which were RMB17,040,000 and RMB4,500,000, respectively, with an annual interest rate of 6.175%.

Future installment repayment schedule according to the loan agreements are as follows:

	December 31, 2016
	RMB’000	US$’000

2017	3,840	553

Total	3,840	553

14.                       DEFERRED GOVERNMENT GRANT

Deferred government grant consisted of the following:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Beginning	37,360	24,799	3,572
Received	1,350	11,450	1,649
Recognized as income during the year	(13,911)	(12,041)	(1,735)

Ending	24,799	24,208	3,486

Including: current portion	16,360	13,000	1,872

During the years ended December 31, 2015 and 2016, the Company received RMB1,350,000 and RMB11,450,000 (US$1,649,000) of government grants, respectively, from the relevant PRC government authorities. The government grant received is required to be used in research and development projects and refundable until the intended projects pass government inspection.

During the years ended December 31, 2015 and 2016, a certain government grant complied with the attached conditions. Hence, relevant government grants of RMB13,911,000 and RMB12,041,000 (US$1,735,000), respectively, was recognized in the consolidated statements of comprehensive loss in other operating income during the years ended December 31, 2015 and 2016, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

15.                               CAPITAL LEASE OBLIGATIONS

Certain computer equipment and optical fibers were acquired through capital leases entered into by the Company. Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	December 31, 2016
	RMB’000	US$’000

2017	77,290	11,132
2018	43,586	6,278
2019	1,542	222

Total minimum lease payment	122,418	17,632
Less: amount representing interest	(5,616)	(809)

Present value of remaining minimum lease payment	116,802	16,823
Including: current portion	72,851	10,493

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

16.                     SHARE-BASED COMPENSATION

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

The 2007 and 2008 Option Plans contain the same terms and conditions. All options granted under the 2007 and 2008 Option Plans have a term of nine years from the option grant date and have two different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; or 2) vest 50% on the second anniversary of the stated vesting commencement date and 25% on the third and fourth anniversaries of the stated vesting commencement date. All options granted under the 2010 Option Plan have a term of seven to ten years from the option grant date and have three different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; 2) vest 25% on the first, second, third and fourth anniversaries of the stated vesting commencement date; or 3) vest 25% on the first anniversary of the stated vesting commencement date and 6.25% every quarter for each of the second, third and fourth anniversaries of the stated vesting commencement date. All options granted under the 2011 Option Plan have a term of six to ten years from the option grant date and have four different vesting schedules: 1) vest 100% on the stated vesting commencement date in the grantee’s option agreement; or 2) vest 25% on the first, second, third and fourth anniversaries of the stated vesting commencement date; or 3) vest 25% on the first anniversary of the stated vesting commencement date and 6.25% every quarter for each of the second, third and fourth anniversaries of the stated vesting commencement date; or 4) vest one-third on the first, second and third anniversaries of the stated vesting commencement date.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

16.                     SHARE-BASED COMPENSATION (CONTINUED)

During the years ended December 31, 2014, 2015 and 2016, the Company granted 5,734,480, nil and nil options, respectively, to a combination of employees and directors of the Company at exercise prices ranging from US$0.24 to US$0.53. As of December 31, 2016, options to purchase 11,811,536 of ordinary shares were outstanding and options to purchase 7,294,209 ordinary shares were available for future grant under the option plans.

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

(a)                       Options Granted to Employees

The following table summarized the Company’s employee share option activity under the option plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2015	24,442,758	0.32	7.60	6,466

Vested and expected to vest at January 1, 2015	24,442,758	0.32	7.60	6,466

Exercised	(6,980,032)	0.37
Forfeited	(3,682,672)	0.43

Outstanding, December 31, 2015	13,760,054	0.27	5.91	3,358

Vested and expected to vest at December 31, 2015	13,760,054	0.27	5.91	3,358

Exercisable at December 31, 2015	9,521,520	0.21	5.91	2,920

Exercised	(1,325,241)	0.24
Forfeited	(1,496,736)	0.39

Outstanding, December 31, 2016	10,938,077	0.25	4.59	76

Vested and expected to vest at December 31, 2016	10,938,077	0.25	4.59	76

Exercisable at December 31, 2016	10,318,816	0.22	4.48	76

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

16.                       SHARE-BASED COMPENSATION (CONTINUED)

(a)        Options Granted to Employees (continued)

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2016 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2016 of US$2.56 per ADS (equivalent to US$0.16 per ordinary share). The total intrinsic value of stock options exercised during the years ended December 31, 2014, 2015 and 2016 was RMB79,729,000, RMB29,241,000 and RMB3,132,000 (US$451,000), respectively.

As of December 31, 2016, there was RMB164,000 (US$24,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the accelerated method over the remaining vesting periods of different tranches, ranging from 0.25 years to 1 years.

The Company calculated the estimated fair value of the options granted in 2014 using the binomial option pricing model with the following assumptions:

December 23, 2014

Suboptimal exercise factor	2.8
Risk-free interest rates	2.18%
Expected volatility	55.60%
Expected dividend yield	0%
Weighted average fair value of share option	0.311

The total fair value of options vested during the years ended December 31, 2014, 2015 and 2016 was RMB14,064,000, RMB3,098,000, and RMB590,000 (US$85,000), respectively.

(b)        Restricted Shares Award Granted to Employees

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

As of December 31, 2016, there was RMB10,419,000 (US$1,501,000) of unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested restricted shares which is expected to be recognized over a weighted-average period of 0.7 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

16.                       SHARE-BASED COMPENSATION (CONTINUED)

(b)        Restricted Shares Award Granted to Employees (continued)

The following table summarized the Company’s restricted shares award issued under the 2011 Plan:

	Number of ordinary shares	Weighted average grant date fair value
		(US$)
Outstanding, January 1, 2015	14,925,016	0.50

Granted	40,106,656	0.43
Vested	(9,291,500)	0.49
Forfeited	(1,333,584)	0.52

Outstanding, December 31, 2015	44,406,588	0.43

Expected to vest at December 31, 2015	44,406,588	0.43

Granted	—	—
Vested	(34,645,085)	0.43
Forfeited	(2,743,280)	0.44

Outstanding, December 31, 2016	7,018,223	0.46

Expected to vest at December 31, 2016	7,018,223	0.46

The cost of the restricted shares is determined using the fair value (determined based on the fair market value of the Company’s ordinary shares on the grant date, or if the grant date is not a trading day then the immediately preceding trading date), net of expected forfeitures. The aggregate fair value of the unvested restricted shares for the year ended December 31, 2015 and 2016 was RMB125,097,000 and RMB22,268,000 (US$3,207,000). The total fair value of restricted shares vested during the years ended December 31, 2015 and 2016 was RMB29,492,000 and RMB103,433,000 (US$14,897,000), respectively.

(c)         Options Granted to Non-employees

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2016 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2016 of US$2.56 per ADS (equivalent to US$0.16 per ordinary share). As of December 31, 2016, the Company has options issued to non-employees outstanding to purchase an aggregate of 873,000 shares with an exercise price below the closing price of the Company’s ordinary shares on December 31, 2016, resulting in an aggregate intrinsic value of RMB696,000 (US$100,000).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

16.                       SHARE-BASED COMPENSATION (CONTINUED)

(d)        Restricted Share Award Granted to A Non-employee

On December 31, 2016, the Company granted restricted shares of 454,912 shares to a former employee, which were immediately vested. The fair market value of the Company’s ordinary shares on the grant date of RMB1,320,000 (US$194,000) was recorded in “general and administrative expense” in the consolidated statement of comprehensive loss.

A total compensation expense relating to all options and restricted shares recognized for the years ended December 31, 2014, 2015 and 2016 is as follows:

	For the years ended December 31,
	2014	2015	2016
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000

Cost of revenues	951	3,670	5,961	859
Sales and marketing expenses	2,167	2,882	2,753	397
General and administration expenses	10,612	38,796	72,483	10,440
Research and development expenses	3,307	3,258	3,828	550

	17,037	48,606	85,025	12,246

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

17.                      ACCUMLATED OTHER COMPREHENSIVE INCOME

The movement of accumulated other comprehensive income is as follows:

		Foreign currency translation	Unrealized holding gain on available-for-sale investments	Total
	Note	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2015		(159)	1,945	1,786
Other comprehensive income before reclassification		264	1,853	2,117
Balance as of December 31, 2015		105	3,798	3,903
Other comprehensive income before reclassification		(293)	659	366
Amounts reclassified from accumulated other comprehensive income	10	—	(3,552)	(3,552)
Balance as of December 31, 2016		(188)	905	717
Balance as of December 31, 2016, in US$		(27)	130	103

The amount reclassified out of accumulated other comprehensive income represented realized gain on the available-for-sale investment on the date of redemption, which was then recorded in other income in the consolidated statements of comprehensive income. The amount reclassified was determined on the basis of specific identification.

18.                       MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB46,178,000, RMB53,820,000 and RMB53,669,000 (US$7,730,000) for the years ended December 31, 2014, 2015 and 2016, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

19.                       INCOME TAXES

Enterprise income tax

Cayman Islands

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIEs.

Ireland

ChinaCache Ireland limited was registered in Mahon, Cork, Ireland in 2013.  The entity is subject to Ireland Income Tax (12.5%).

United States of America

ChinaCache North America, Inc. and CCAL was registered in California, United States of America in 2007 and 2016 respectively.  The entity is subject to both California State Income Tax (8.84%) and Federal Income Tax (graduated income tax rate up to 35%) on its taxable income under the current laws of the state of California and United States of America.

United Kingdom

ChinaCache Networks (UK) Limited was registered in England and Wales, United Kingdom in 2016. The entity is subject to United Kingdom Tax (20%).

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. ChinaCache Beijing qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2013 to 2015. ChinaCache Beijing reapplied the HNTE status in 2016 and received official approval as the HNTE in December 2016. Thus, the company has qualification to apply a preferential tax rate of 15% in deferred tax computation.

Beijing Blue IT has applied for renewal of HNTE status from 2015 to 2018 and received official approval as High and New Technology Enterprise in July 2015, and therefore is eligible for a preferential tax rate of 15% effective from 2015 to 2018 if it continues to qualify on an annual basis.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

19.                       INCOME TAXES (CONTINUED)

Enterprise income tax (CONTINUED)

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2016, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2016, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2016, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Company will continue to monitor its tax status.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

19.                     INCOME TAXES (CONTINUED)

Loss before income tax expense consists of:

	For the years ended December 31,
	2014	2015	2016
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	8,533	(2,302)	(39,075)	(5,628)
PRC	(18,471)	(109,047)	(870,949)	(125,443)

	(9,938)	(111,349)	(910,024)	(131,071)

The income tax expense (benefit) comprises:

	For the years ended December 31,
	2014	2015	2016
	RMB’000	RMB’000	RMB’000	US$’000

Current	11,837	2,665	1,104	159
Deferred	(14,934)	(25,279)	3,125	450

	(3,097)	(22,614)	4,229	609

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to the PRC operations to income tax (benefit) expense for the years ended December 31, 2014, 2015 and 2016, is as follows:

	For the years ended December 31,
	2014	2015	2016
	RMB’000	RMB’000	RMB’000	US$’000

Loss before income tax expense	(9,938)	(111,349)	(910,024)	(131,071)

Income tax computed at PRC statutory tax rate of 25%	(2,485)	(27,838)	(227,506)	(32,768)
Preferential tax rates	2,192	3,335	68,787	9,907
International rate differences	2,169	(1,745)	(361)	(51)
Additional 50% tax deduction for qualified research and development expenses	(10,861)	(9,531)	(9,915)	(1,428)
Non-deductible expenses	8,629	18,564	25,611	3,688
Effect of changes in tax rates on deferred taxes	(5,575)	(1,406)	2,203	317
Changes in unrecognized tax benefits	616	(1,939)	(1,316)	(190)
Changes in the valuation allowance	1,980	(1,949)	146,726	21,134
Other permanent difference	238	(105)	—	—
Income tax expense (benefit)	(3,097)	(22,614)	4,229	609

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

19.                     INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

	For the years ended December 31,
	2015	2016
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Allowance for doubtful accounts	8,392	9,349	1,347
- Deferred government grant	2,454	1,950	281
- Accruals	7,077	6,764	974
Less: valuation allowance	—	(18,063)	(2,602)

Net current deferred tax assets	17,923	—	—

Non-current:
- Tax losses	8,112	55,122	7,938
- Property and equipment	2,093	2,451	353
- Deferred government grant	1,266	1,681	242
- Intangible assets	322	615	89
- Long-term investment impairment	—	900	130
- Impairment loss for long-lived assets	—	68,318	9,840
Less: valuation allowance	(425)	(129,087)	(18,592)

Net non-current deferred tax assets	11,368	—	—

Total Deferred tax assets	29,291	—	—

Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future years.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

19.                  INCOME TAXES (CONTINUED)

As of December 31, 2016, the Company has net operating tax losses carried forward from its PRC subsidiaries, as per filed tax returns, of RMB66,445,090 (US$9,570,000), which will expire between 2017 and 2021.

As of December 31, 2016, the Company intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Benefits

As of December 31, 2015 and 2016, the Company recorded an unrecognized tax benefit of RMB22,978,000 and RMB21,558,000 (US$ 3,105,000), respectively, of which RMB6,828,000 and RMB6,725,000 (US$968,000), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets.  The unrecognized tax benefit is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2015 and 2016, all of the unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. The Company recorded penalty of RMB99,000, RMB2,206,000 and reversal of penalty of RMB658,000 (US$95,000) and interest expense of RMB2,031,000, RMB1,619,000 and RMB868,000 (US$125,000) for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, the Company’s tax years ended December 31, 2006 through 2016 remain open for statutory examination by tax authorities.

A roll-forward of accrued unrecognized tax benefits is as follows:

	December 31,
	2015	2016
	RMB’000	RMB’000	US$’000

Balance—beginning	24,917	18,165	2,616
Increase based on tax positions related to the current year	321	—	—
Decrease of tax positions related to prior year	(2,260)	(1,420)	(205)
Reclassified as liabilities held for sale (Note 9)	(4,813)	—	—

Balance—ending	18,165	16,745	2,411

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

20.                       RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Director of the Company
Ms. Kou Xiaohong	The Co-Founder and Director of the Company
Flashapp	A company under the significant influence of the Company

The Company had the following related party balances as of December 31, 2015 and 2016 and related party transactions during the year then ended:

	Ms. Kou Xiaohong	Flashapp	Total

Balance as of January 1, 2015	(18)	—	(18)

Service charge by Flash app	—	(81)	(81)
Service fee paid to Flash app	—	81	811
Balance as of December 31, 2015	(18)	—	(18)
Service charge by Flash app	—	—	—
Service fee paid to Flash app	—	—	—
Balance as of December 31, 2016	(18)	—	(18)
Balance as of December 31, 2016 (US$’000)	(3)	—	(3)

21.                       ISSUANCE OF ORDINARY SHARES FROM EQUITY OFFERING

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

DECEMBER 31, 2014, 2015 AND 2016

22.                       RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. ChinaCache Beijing was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2015 and 2016, the Company had appointed RMB1,326,000 and RMB1,326,000 (US$191,000), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2016, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB323,289,000 (US$46,563,000).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

23.                       LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	For the Year Ended December 31,
	2014	2015	2016
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net loss attributable to ordinary shareholders:	(6,841)	(88,691)	(913,477)	(131,568)

Denominator:
Number of shares outstanding, opening	373,380,252	413,147,475	400,165,607	400,165,607
Weighted average number of shares issued	53,904,519	1,423,986	20,702,130	20,702,130
Weighted average number of shares repurchased	(23,882,843)	(7,421,952)	(12,678,015)	(12,678,015)
Weighted-average number of shares outstanding — Basic	403,401,928	407,149,509	408,189,722	408,189,722
Weighted-average number of shares outstanding — Diluted	403,401,928	407,149,509	408,189,722	408,189,722

Loss per share
-Basic	(0.02)	(0.22)	(2.24)	(0.32)
-Diluted	(0.02)	(0.22)	(2.24)	(0.32)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2014, 2015 and 2016 as their effects would be anti-dilutive.

During 2014, the Company reissued 31,379,008 treasury stock to its share depositary bank which will be used to settle stock option awards upon their exercise. During 2015, the Company reissued 163,904 treasury stock to its share depositary bank which will be used to settle stock option awards upon their exercise. During 2016, the Company issued 23,000,000 treasury stock to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

During 2016, treasury stock was used to settle the exercise of 1,325,241 share options and 33,762,181 shares of restricted shares vested, respectively (2015: exercise of share options 8,776,032 and restricted shares vested 9,291,500, 2014: nil).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

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

In accordance with ASC 820, the available-for-sale investment of the mutual fund is classified within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis. The available-for-sale investment in convertible loan of investee D is classified within Level 3 and determined based on option pricing model using the discount curve of market interest rates. The fair value of the investment was determined by management with the assistance of an independent third party valuation firm.

Investment in the Investee D
RMB’000

Fair value at January 1, 2015	3,068
Changes in fair value	905
Fair value at December 31, 2015 and January 1, 2016	3,973
Fair value at December 31, 2016	3,973
Fair value at December 31, 2016 (US$’000)	572

The Company’s valuation techniques used to measure the fair value was derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment will be recorded in other comprehensive income (loss).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

25.                        COMMITMENTS AND CONTINGENCIES

(a)                         Operating Leases

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Total rental expense under all operating leases was RMB20,568,000, RMB22,100,000 and RMB21,962,000 (US$3,163,000) for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, the Company had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	December 31, 2016
	RMB’000	US$’000

2017	9,573	1,379
2018	229	33

	9,802	1,412

(b)                         Purchase Commitments

As of December 31, 2016, the Company had outstanding purchase commitments in relation to bandwidth and cloud infrastructure of RMB216,106,000 (US$31,126,000).

(c)                          Contingencies

The Company and certain of its current and former officers and directors have been named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Central District of California filed on October 9, 2015. The action — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from March 27, 2015 to August 20, 2015 — alleges that certain of our statements in press releases, quarterly earnings calls, and an SEC filing contained misstatements or omissions related to our High Performance Cloud Cache platform and asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act. On January 5, 2016, the court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel. On February 19, 2016, the lead plaintiff filed a First Amended Complaint.  On April 4, 2016, the Company filed a motion to dismiss the First Amended Complaint without prejudice and allowed plaintiffs to file another amended complaint. On September 14, 2016, the lead plaintiff filed a Second Amended Complaint. On October 14, 2016, the Company filed a motion to dismiss the Second Amended Complaint. On January 9, 2017, the Court granted the Company’s motion to dismiss the Second Amended Complaint without prejudice and allowed the lead plaintiff to file a Third Amended Complaint if he so chooses. Instead of filing another amended complaint, on February 28, 2017, the lead plaintiff filed a motion for judgment on the pleadings, which the Court granted on March 1, 2017. As a result, the Court entered a judgment in favor of the Company and against the lead plaintiff with prejudice and dismissed claims against the officer defendants without prejudice. The officer defendants have not yet been served with the Complaint. On March 6, 2017, Mr. Xu filed a notice of appeal of the District Court’s order granting the Company’s motion to dismiss and other related orders to the U.S. Court of Appeals for the Ninth Circuit (the “Court of Appeals”). On September 13, 2017, the lead plaintiff filed with the Court of Appeals a motion for extension of time to file its opening brief, reporting to the Court of Appeals that the lead plaintiff and the Company reached an agreement in principle for the settlement of the purported class action, which settlement would require approval by the District Court. On September 14, 2017, the Court of Appeals granted the lead plaintiff’s motion for extension of time to file its opening brief. On November 7, 2017, the lead plaintiff filed with the Court of Appeals another motion for extension of time to file its opening brief, which motion was granted by the Court of Appeals on November 9, 2017.

As the case remains in its preliminary stages, management cannot reliable estimate the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

26.                       SUBSEQUENT EVENT

In addition to the information disclosed elsewhere in the financial statements, there are the following subsequent events:

In February 2016, about 30 of employees initiated arbitration for labor dispute against Xin Run, Beijing Shouming, Beijing Zhao Du and Xin Run’s Tianjin Branch with Shunyi Labor Dispute Arbitration Committee and Chaoyang Labor Dispute Arbitration Committee. They withdrew the arbitration request once in June 2016 and later re-initiated the arbitration proceeding in May 2017. The arbitrators ruled that the subsidiaries should pay compensation in the amount of approximately RMB600,000 (US$86,000) to those employees. The arbitration award was supported by the judgement of trial court. The Company have appealed the judgement to the appellate court in October 2017 and it is still pending for final judgment.

In July 2017, a claim was raised by the construction company of the data center buildings against Xin Run, for the alleged non-payment of construction fees of RMB73,900,000 (US$10,644,000) and the relating interest. Management believes that the claims are without merit and intends to defend the claims vigorously. Considering the preliminary status of the trial, management cannot reasonably predict the result and potential financial impact of this pending claim, if any.

In July 2017, Xin Run sold two data center buildings through transferring all of its equity interests in Beijing Zhao Du to Beijing Federation of Supply and Marketing Cooperatives, or BFSMC. In August 2017, Xin Run, initiated a lawsuit against BFSMC, in Beijing, arising out of the Company’s sale of two data center buildings. Xin Run sought the payment of RMB105,600,000 (US$15,210,000) to the Company immediately upon the completion of equity transfer of Beijing Zhao Du. In September 2017, BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Management is of the view that the proceeding is at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

On October 17, 2017, Xin Run obtained a two-year credit facility of RMB120,000,000 (US$17,284,000) from a commercial bank in China at 150% benchmark interest rate per annum. The credit facility can be used to cover working capital as well as capital expenditure.

On October 18, 2017, Xin Run received a commitment from a third party financial institution for a credit facility of RMB200,000,000 (US$28,806,000), pending the registration of Xin Run’s assets that are pledge as collateral. The credit facility should be used to settle the amount due to a specific vendor first, with the remaining portion available for working capital.

On October 20, 2017, Xin Run obtained an eighteen-month credit facility of RMB50,000,000 (US$7,201,000) from a commercial bank in China, at 10.00% per annum. The credit facility can be used to cover working capital as well as for capital expenditure.

On October 30, 2017, Xin Run obtained a three-year credit facility of RMB240,000,000 (US$34,567,000) from a commercial bank in China, at 8.00% per annum. The credit facility includes RMB 150,000,000 (US$21,604,000) for working capital and RMB90,000,000 (US$12,963,000) for capital expenditure. The credit facility is secured by Xin Run’s assets, while Mr. Wang Song, the co-founder and director of the Group, takes joint-and-several liability. On November 7, 2017, the first RMB150,000,000 (US$21,604,000) was drawn down and used as working capital.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

27.                       CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2015	2016
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	46,363	24,463	3,523
Prepaid expenses and other current assets	2,117	1,505	217
Short term investment	26,169	—	—

Total current assets	74,649	25,968	3,740

Non-current assets:
Property and equipment, net	2,890	—	—
Long term investments	17,841	19,684	2,835
Investments in subsidiaries and consolidated VIEs	629,483	(183,170)	(26,382)

Total non-current assets	650,214	(163,486)	(23,547)

TOTAL ASSETS	724,863	(137,518)	(19,807)

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT):
Current liabilities:
Accrued employee benefits	—	—	—
Accrued expenses and other payables	3,637	4,687	675

Total current liabilities	3,637	4,687	675

Total liabilities	3,637	4,687	675

Shareholders’ equity/(deficit):
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 400,069,875 and 409,339,219 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	310	334	48
Additional paid-in capital	1,473,468	1,562,408	225,033
Treasury stock	(94,275)	(24,531)	(3,533)
Statutory reserves	1,326	1,326	191
Accumulated deficit	(663,506)	(1,682,459)	(242,324)
Accumulated other comprehensive income	3,903	717	103
Total shareholders’ equity/(deficit)	721,226	(142,205)	(20,482)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)	724,863	(137,518)	(19,807)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

27.                       CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

General and administrative expenses	(8,189)	(7,726)	(21,314)	(3,070)
Impairment of long term investments	—	—	(12,240)	(1,763)

Operating loss	(8,189)	(7,726)	(33,554)	(4,833)

Interest income	2,727	15	18	3
Other income	—	3,376	6,593	950
Foreign exchange gain	8,213	13,284	14,209	2,046
Share of losses from subsidiaries and consolidated VIEs	(9,592)	(97,640)	(900,743)	(129,734)

Loss before income taxes	(6,841)	(88,691)	(913,477)	(131,568)
Income tax expense	—	—	—	—

Net loss	(6,841)	(88,691)	(913,477)	(131,568)

Foreign currency translation	46	264	(293)	(42)
Unrealized gain from available-for-sale investments	583	1,853	659	95
Amounts reclassified from accumulated other comprehensive income	—	—	(3,552)	(512)
Total other comprehensive income (loss), net of tax	629	2,117	(3,186)	(459)
Comprehensive loss	(6,212)	(86,574)	(916,663)	(132,027)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

27.                       CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Net cash used in operating activities	(1,120)	(4,528)	(15,395)	(2,217)

Cash flows from investing activities:
Cash given to subsidiaries and consolidated VIEs	(283,068)	—	—	—
Cash paid for long term investments	(2,692)	(1,302)	(1,842)	(265)
Cash received from sale of short term investment	—	—	26,828	3,864

Net cash provided by (used in) investing activities	(285,760)	(1,302)	24,986	3,599

Cash flows from financing activities:
Consideration paid to selling shareholders	(183,858)	—	—	—
Proceeds received on behalf of selling shareholders	183,858	—	—	—
Proceeds from issuance of ordinary shares	158,044	—	—	—
Proceeds from employee share options exercised	13,975	16,993	5,427	782
Cash guaranteed as restricted cash	60,000	—	—	—
Cash received from an off-shore subsidiary	—	42,946	—	—
Payment for repurchase of ordinary shares	—	(93,891)	(39,402)	(5,675)

Net cash generated by (used in) financing activities	232,019	(33,952)	(33,975)	(4,893)

Net decrease in cash and cash equivalents	(54,861)	(39,782)	(24,384)	(3,511)
Cash and cash equivalents at beginning of the year	117,626	73,408	46,363	6,678
Effect of foreign exchange rate changes on cash	10,643	12,737	2,484	356
Cash and cash equivalents at end of the year	73,408	46,363	24,463	3,523

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

27.                       CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

(a)                         Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries and VIEs. The Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their income as “Share of losses from subsidiaries and Consolidated VIEs” on the statements of comprehensive loss. The PRC subsidiary and VIEs have restrictions on their ability to pay dividends to the Company under PRC laws and regulations (Note 22). The subsidiaries and VIEs did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b)                         Commitments

The Company does not have significant commitments or long-term obligations as of any of the periods presented.