Form 20-F
period 2017-12-31
ChinaCache International Holdings Ltd.
filed 2018-04-30
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _______________ to _______________

Commission file number: 001-34873

ChinaCache International Holdings Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Section A, Building 3

Dian Tong Creative Square

No.7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

(Address of principal executive offices)

Guangsheng Meng, Chief Financial Officer

Tel: +86 (10) 6408 5088

Fax: +86 (10) 6408 5888

Section A, Building 3

Dian Tong Creative Square

No.7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

426,267,345 ordinary shares, par value US$0.0001 per share, as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

    Yes  ☐    No  ☒

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purpose of this annual report only:

•	“ADSs” refers to American depositary shares, each of which represents 16 ordinary shares;
•	“Beijing Blue I.T.” means Beijing Blue I.T. Technologies Co., Ltd.
•	“Beijing Jingtian” means Beijing Jingtian Technologies Co., Ltd.
•	“ChinaCache,” “we,” “us,” “our company,” and “our” refer to ChinaCache International Holdings Ltd., its subsidiaries and its consolidated variable interest entities;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;
•	“ChinaCache Beijing” means ChinaCache Network Technology (Beijing) Co., Limited;
•	“ChinaCache Hong Kong” means ChinaCache Networks (Hong Kong) Limited
•	“Renminbi” or “RMB” refers to the legal currency of China;
•	“U.S.” refers to the United States of America;
•	“U.S. GAAP” refers to generally accepted accounting principles in the U.S.;
•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the U.S.;
•	“Xin Run” means ChinaCache Xin Run Technology (Beijing) Co., Limited; and
•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3 Key Information —D. Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2015, 2016 and 2017 and our balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the year ended December 31, 2013 and 2014 and our balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Loss Data:
Net Revenues:
Third party customers	1,103,243	1,384,273	1,353,627	1,054,235	852,568	131,037
A related party customer	—	—	—	—	—	—
Total Net Revenues:	1,103,243	1,384,273	1,353,627	1,054,235	852,568	131,037
Cost of revenues(1)(3)	(756,617)	(966,558)	(1,041,412)	(1,077,810)	(781,822)	(120,164)
Gross profit (loss)	346,626	417,715	312,215	(23,575)	70,746	10,873
Other operating income (loss)	—	—	13,911	(19,044)	(19,483)	(2,994)
Operating expenses:(1)
Sales and marketing expenses(1)	(124,578)	(127,843)	(115,621)	(93,603)	(61,770)	(9,494)
General and administrative expenses(1)	(129,846)	(144,003)	(202,518)	(256,007)	(142,721)	(21,936)
Provision (recovery of provision) for doubtful accounts receivable	(23,722)	(46,977)	3,892	(9,010)	(17,514)	(2,692)
Transaction tax on assets transfer	—	—	(27,733)	—	—	—
Research and development expenses(1)	(102,704)	(116,381)	(103,110)	(104,018)	(81,748)	(12,564)

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Loss Data:
Impairment of long-lived assets	—	—	—	(399,094)	(21,757)	(3,344)
Impairment of long-term investment	(1,217)		—	(18,240)	(3,690)	(567)
Operating loss	(35,441)	(17,489)	(118,964)	(922,591)	(277,937)	(42,717)
Interest income	2,513	5,529	4,618	4,669	1,430	220
Interest expense	(3,584)	(8,220)	(13,158)	(11,647)	(18,665)	(2,869)
Other (expense) income	6,886	6,298	2,991	5,336	(5,303)	(815)
Foreign exchange (loss) gain	(3,308)	3,944	13,164	14,209	(11,043)	(1,697)
Loss from continuing operations before income taxes	(32,934)	(9,938)	(111,349)	(910,024)	(311,518)	(47,880)
Income tax (expense) benefit	(1,295)	3,097	22,614	(4,229)	(59,648)	(9,168)
Net loss	(34,229)	(6,841)	(88,735)	(914,253)	(371,166)	(57,048)
Net loss attributable to the non-controlling interest	—	—	(44)	(776)	(2,005)	(308)
Net loss attributable to the Company’s shareholders	(34,229)	(6,841)	(88,691)	(913,477)	(369,161)	(56,740)
Loss per ordinary share:
Basic	(0.09)	(0.02)	(0.22)	(2.24)	(0.87)	(0.13)
Diluted	(0.09)	(0.02)	(0.22)	(2.24)	(0.87)	(0.13)
Loss per ADS(2)
Basic	(1.51)	(0.27)	(3.49)	(35.84)	(13.92)	(2.08)
Diluted	(1.51)	(0.27)	(3.49)	(35.84)	(13.92)	(2.08)
Shares used in basic loss per share computation	362,916,540	403,401,928	407,149,509	408,189,722	425,589,746	425,589,746
Shares used in diluted loss per share computation	362,916,540	403,401,928	407,149,509	408,189,722	425,589,746	425,589,746

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	1,665	951	3,670	5,961	490	75
Sales and marketing expenses	3,853	2,167	2,882	2,753	254	39
General and administrative expenses	3,833	10,612	38,796	72,483	9,631	1,480
Research and development expenses	2,501	3,307	3,258	3,828	562	86
Total share-based compensation expenses included in cost of revenues and operating expenses	11,852	17,037	48,606	85,025	10,937	1,680

(2)	Each ADS represents 16 ordinary shares.

(3)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	For the year ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	338,092	375,879	606,796	134,924	106,709	16,401
Accounts receivable, net	306,237	319,494	243,431	190,587	161,043	24,752
Assets held for sale	—	—	1,060,543	1,285,961	581,731	89,410
Total current assets	786,751	864,815	1,986,857	1,735,143	1,064,491	163,608
Property, plant and equipment, net	240,650	418,886	499,946	—	53,326	8,196
Cloud infrastructure construction in progress	12,236	283,475	—	—	416,352	63,992
Intangible assets, net	5,563	10,321	10,898	—	165	25
Total assets	1,167,168	1,731,208	2,618,616	1,805,827	1,606,035	246,842
Liabilities held for sale	—	—	1,014,449	1,318,136	3,888	597
Total current liabilities	511,908	864,105	1,779,700	1,893,188	1,887,363	290,082
Total liabilities	514,035	896,261	1,896,929	1,948,347	2,106,942	323,831
Total shareholders’ equity	653,133	834,947	721,687	(142,520)	(500,907)	(76,989)

Exchange Rate Information

A majority of our operations are conducted in China and our revenues are mainly denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April  20, 2018, the certified exchange rate was RMB 6.2945 to US$1.00.

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

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.3952	6.2841	6.5263
February	6.3280	6.3061	6.2649	6.3471
March	6.2726	6.3003	6.2685	6.3565
April (through April 20)	6.2945	6.2858	6.2655	6.3045

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

We had net losses in recent years. For the three years ended December 31, 2015, 2016, and 2017, our net loss was RMB88.7 million, RMB914.3 million, and RMB371.2 million (US$57.0 million), respectively. As of December 31, 2017, we had an accumulated deficit of RMB2,076.2 million (US$319.1 million) and a deficit in working capital of RMB822.9 million (US$126.5 million).  In 2017, we had net cash used in operating activities of RMB99.0 million (US$15.2million), net cash used in investing activities of RMB89.3 million (US$13.7 million) and net cash provided by financing activities of RMB149.0 million (US$22.9 million). We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the construction and successful operation of our cloud infrastructure projects, the timely collection of payment from our customers and the availability of additional funding. In the next twelve months, we will use the cash inflows to be funded by a combination of sources, including a) the advance of RMB368,000,000 (US$56,561,000) to be received from a third party buyer pursuant to a sales and lease back framework contract signed for a cloud infrastructure building under construction, b) the credit facilities of RMB20,000,000 (US$3,074,000) provided by a bank in PRC, c) a letter of intention signed with a third party for a facility of RMB300,000,000 (US$46,109,000) for the construction payment of the Company’s cloud infrastructure, and d) improvement in the net cash inflow from the CDN operations as the Company controls its operating costs and negotiates with vendors for more favorable payment terms. Together with our existing cash and cash equivalents, bank borrowing and the anticipated improvement in the cash inflow from the operations, we expect to have sufficient capital to meet our anticipated working capital requirements and capital expenditure for at least the next 12 months.

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of our continuing as a going concern. Facts and circumstances including recurring losses, negative working capital and net cash outflows raise substantial doubt about our ability to continue as a going concern. In particular, there can be no assurance that the credit facilities can be drawn down in a timely manner, the cash flows from CDN operations can be improved as planned or the afore-mentioned financing measures can be achieved as expected. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to raise new capital or to continue our operations.

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

We invest heavily in capital equipment and infrastructure to increase our network capacity. For example, we had capital expenditures of RMB417.8 million, RMB356.0 million and RMB162.8 million (US$25.0 million) in 2015, 2016 and 2017, respectively, which relate to our additions of intangible assets and property and equipment. In 2018 and beyond, we may increase our costs and expenses, including investments in cloud infrastructure and additional bandwidth, servers and other equipment. In particular, we plan to continue the development of our internet data centers(IDC), High Performance Cloud Cache, or HPCC, and Bandwidth Schedule Platform to optimize bandwidth usage and improve network efficiency in order to meet the needs of new product development and our evolving businesses. We expect these projects, upon completion, to result in substantial increase in IDC related sales revenues and reduction in our future operation expenses and capital expenditures on equipment. However, since the aforementioned technologies are relatively new, we cannot assure you that their implementation will benefit us with the cost and expense reduction as expected, or at all. Furthermore, our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we may not accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2015, 2016 and 2017, 24.7%, 32.7% and 36.4%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer. In addition, we plan to attract additional customers for our cloud infrastructure and charge fees for facilities development and/or on-going management and operation. If we cannot attract enough customers for our cloud infrastructure project, we may not be able to recoup our investments and our profitability in connection with this business line will suffer adverse impact, which will in turn affect our overall results of operation.

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

The average prices we can charge for our content and application delivery total solutions have declined, and are expected to decline over time, as a result of, among other things, the increasing number of new entrants into the CDN market and continued competition of pricing in the marketplace. Also, we may be forced to reduce the price of our services due to reduced bargaining power with our customers. If the price that we are able to charge customers falls to a greater extent than we anticipate and we are not able to offset this decline with reduction in our cost of revenues, our results of operations would be adversely affected.

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

The market for content and application delivery services is characterized by rapidly changing technology, evolving customer needs and requirements, and frequent new product and service introductions. Our results of operations depend on our ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. We must commit significant resources to developing new services or enhancements to our existing services before we are able to develop services that are widely accepted by the market. For example, individuals are increasingly using mobile devices to access internet content. Our ability to provide new and innovative solutions to address challenges posed by mobile device users is important to our future growth potential. Furthermore, we may not successfully execute our technology initiatives or our new services initiatives, such as the internet exchange and data center business, because of unexpected complexities in planning or timing, technical hurdles that we fail to overcome in a timely manner, misunderstandings about market demand or a lack of appropriate resources. In 2015 and 2016, we experienced an interruption in our services to our clients as a result of technical difficulties we encountered when migrating our services from our existing platform to our high capacity platform. Due to the resulting decrease in user traffic, our revenue from this line of business was adversely affected in 2015, 2016 and 2017. In 2016 and 2017, we continued improving the performance of the HPCC platform for a number of products including downloading, VOD and webpage services and in these areas the capacity of the platform reached its designed level. We also improved the performance of the platform’s certain technical specifications such as the response time and achieved progresses into 2017. However, because the technology underlying our HPCC platform is relatively new, we may face new technical issues in the future. If we fail to timely and effectively address those issues as they arise, our system performance may be affected, resulting in further decrease in customer traffic and loss in our number of customers. This may in turn materially and adversely affect our results of operations. Failures in execution or market acceptance of new services we introduce could also result in competitors providing those solutions before we do, which could lead to loss of market share, revenues and earnings.

We may continue to record impairments charges in the future.

If our business conditions deteriorate, our long-lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the fair value. In the year ended December 31, 2017, we recorded impairment of long-lived assets in the total amount of RMB21.8 million (US$3.3million), consisting of impairment loss of intangible assets of RMB3.9 million (US$0.6 million) and impairment loss of property, plant and equipment of RMB17.9 million (US$2.8million). We cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but not limited to, a sustained decline in the price of our securities, strategic decisions made in response to changes in economic and competitive conditions, any material adverse change in our relationship with significant customers or the impact of the economic environment on our customer base. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

During any given fiscal period, a relatively small number of customers typically account for a significant percentage of our revenue. Our five largest customers contributed 37.5%, 48.2% and 57.2 % of our total net revenues for the years ended December 31, 2015, 2016 and 2017, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. Our large customers may decrease the amount of services they purchase from us, ask for price reduction or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

Our operating costs, although with a forecast of downward tendency in the mid- to long term, are relatively fixed in the near term. As a consequence, we may not be able to adjust our expenses in the short term to address the unanticipated loss of a large customer during any particular period. As such, we may experience significant and unanticipated fluctuations in our results of operations which may cause us to not meet our expectations or those of stock market analysts, which could cause our stock price to decline.

Our business substantially depends on telecommunications carriers and other third-party providers for communications and storage capacity. Any change that adversely affects our communications and storage capacity could result in interruptions in our services.

Our business and operations are dependent upon telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth, servers and other equipment. We obtain all of our bandwidth from telecommunications carriers who are compliant with Chinese laws and regulations. We purchase servers and other equipment from suppliers and deploy our servers in numerous third-party co-location facilities. In addition, we need access to end-user access networks operated by telecommunications carriers and internet service providers, or ISPs, in order to complete the delivery of internet content and applications to end-users.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone since 2014. The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.9% in 2017. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. As near as very recently in March 2018, there has been growing concerns over foreign trade conflicts between China and the United States and some European and Asian countries, and the United States government is seen as becoming more stringent on Chinese high-tech companies offering substitute technology, products and services in the U.S. If such trade frictions evolve unfortunately into a larger scale trade war, market access to these countries by Chinese companies will be severely impacted or completed stemmed, thus inflicting unexpected severe blow to Chinese high-tech companies including ChinaCache. ChinaCache has business presence in the United States and some European and Asian countries and some of the customers from the afore-mentioned countries contributed significant percentage of ChinaCache’s total revenue. If such trade war breaks out and governments of these countries opt to adopt restrict measures against ChinaCache, among like Chinese high-tech companies, our global market share, number of international customers will decline, impacting our business, financial conditions and results of operations to an extent beyond our best estimate.

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

We compete in a market that is intensely competitive and rapidly changing. We have experienced and expect to continue to experience intense competition. In China, and in our existing CDN business, we primarily compete with domestic content and application delivery service providers, some of which boast abundance of financing and are industry leaders in the field of cloud hosting and electronic commerce. Although multinational companies currently do not have a significant presence in the content and application delivery services market in China, in part due to regulatory restrictions in China’s telecommunications sector, we may face competition from multinational companies if regulatory restrictions in China are lifted in the future. Also, as a result of the growth of the content delivery services market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Some of our current or potential competitors may have greater financial, marketing and other resources than we do and may have stronger governmental support. Some of our competitors may offer lower prices on competing services in order to gain market share. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Furthermore, some of our current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that we offer. Increased competition could result in price reductions and revenue decline, loss of customers and loss of market share, which could harm our business, financial condition and results of operations.

Any unplanned interruption in the functioning of our network or services could lead to significant costs and disruptions.

Our business is dependent on providing our customers with fast, efficient and reliable delivery of internet content and applications. Many of our customers depend on our services to operate their businesses. Consequently, any disruption of our services could have a material impact on our customers’ businesses. Our network or services could be disrupted by numerous events, including natural disasters, power losses, changes in our service providers’ practices and failure of our software or network. From time to time, we need to correct errors and defects in our platform software or in other aspects of our network. There may be errors and defects originating with third-party networks or software on which we rely that harm our ability to deliver our services. We may also experience disruptions caused by software viruses or other attacks by unauthorized users. Despite our significant capital investments, we may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in our services. Any widespread interruption of the functioning of our networks and related services for any reason would reduce our revenues and could harm our business and financial results. In 2016, the internet connection at one of our third-party co-location facilities was interrupted for several hours and as a result our services to certain customers were affected. This is a one-time incident and did not have any material impact on our business or results of operation, and in 2017 there’s no recurring like incidents. If in the future similar incidents or a more widespread interruption occurred or if we failed to deliver internet services and applications to users as expected during a high-profile media event or well-publicized circumstance, our reputation could be severely damaged. Moreover, any disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

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

Our services are complex and are designed to be deployed in and across numerous large and complex networks. Our network must perform well and be reliable in order for us to be successful. The greater the user traffic and the greater the complexity of our products and services, the more resources we will need to invest in additional network capacity and support. We have spent and expect to continue to spend on the purchase and lease of equipment and data centers and the upgrade of our technology and network to handle increased traffic over our network and to roll out new products and services. This expansion is expensive and complicated and could result in inefficiencies, operational failures or defects in our network and related software. If we do not expand successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and user experience could decline. These occurrences could damage our reputation and lead to a loss of current and potential customers. We must continuously upgrade our network in order to keep pace with our customers’ evolving demands. Cost increases or the failure to accommodate increased traffic or these evolving business demands without disruption could harm our results of operations and financial condition.

If we fail to manage future growth effectively, our business and results of operations could be adversely affected.

Starting from 2015, we have spent significantly on the continued development of internet data centers in order for the company to enhance its capability to offer CND, IDC, cloud hosting, or a portfolio of service packages. The planned service capability enhancement initiativeshave placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. Our planned service enhancement requires us to rapidly build up a wealth of knowledge on the targeted service offeering and at the same time offer consistent and high quality service to customers forexisting business. Our future results of operations depend to a large extent on our ability to manage this technical enhancement successfully. Risks that we face in undertaking this expansion include:

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

Our results of operations may fluctuate as a result of various factors, many of which are outside of our control. These fluctuations are often not seasonable but could result in significant volatility in, and otherwise adversely affect, the market price of our ordinary shares. Fluctuations in our results of operations may be due to a number of factors, including:

•	our ability to increase sales to existing customers and attract new customers;
•	the loss of major customers, or a significant variation in their use of our services;
•	service outages or security breaches;
•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and network;
•	the occurrence of significant events in a particular period that results in an increase in the use of our services, such as a major media event or a customer’s online release of a new or updated video game;
•	changes in our pricing policies or those of our competitors;
•	share-based compensation expenses associated with attracting and retaining key personnel;
•	limitations of the capacity of our platform and related systems;
•	the timing of costs related to the development or acquisition of technologies, services or businesses;
•	general economic, industry, market and regulatory conditions and those conditions specific to internet usage and online businesses;
•	reduced usage of our services by our customers. and

•	the results of the legal proceedings involving Xin Run and BFSMC and the equity transfer transactions between us and People.cn as described further below.

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

It is critical that we use and develop our technology and services without infringing the intellectual property rights of third parties, including but not limited to patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. Any successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property litigation could have a material adverse effect on our business, results of operations or financial condition.

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

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 55 PRC patents, two U.S. patents, three PRC patent applications and 23 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

Maintaining and enhancing the value of our “ChinaCache” and “Blue I.T.” brands is important to attracting customers. Our success in maintaining brand awareness and recognition in the content and application delivery services market in China will depend on our ability to consistently provide high-quality, value-added services and solutions. As our business grows, we plan to continue to focus our efforts to establish a wider recognition of our “ChinaCache” and “Blue I.T.” brands to attract potential customers, which may require additional marketing resources.We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition and appeal. If we fail to maintain a strong brand identity, our business and financial results may be adversely impacted.

If we are required to seek additional funding, such funding may not be available on commercially acceptable terms, if at all.

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenues, increased expenses, increased investment in capital equipment or the acquisition of significant businesses or technologies. In addition, although we have completed building constructions for our cloud infrastructure, we may need to incur substantial investments in the future to equip the buildings with hardware according to potential customers’ specifications. Also, we utilized the funds prepaid by People.cn and Beijing Federation of Supply and Marketing Cooperatives, or BFSMC, for the construction of the buildings to be sold to People.cn and BFSMC, respectively. Under our agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Thereafter we filed a motion to dismiss BFSMC’s counterclaim arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was rejected and Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome.Therefore, no provision has been made for this case.

In addition, in October 2017, a subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest in a total amount of approximately RMB30 million. We filed a motion to dismiss for lack of jurisdiction. However, the motion was rejected by the court and as a result, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome.Therefore, no provision has been made for this case.

Please see “Item 8. Financial information — A. Consolidated Statements and Other Financial Information-Legal Proceedings-Litigation” for more information. With respect to the sale of data center building to People.cn, on December 29, 2017, Xin Run entered into a framework agreement with People.cn, under which, among others, Xin Run will transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn subject to terms and conditions to be set forth in a definitive equity transfer agreement. If we cannot successfully complete the sales and transfer, People.cn may demand their prepayment, which could have a material adverse impact on our cash position.

We believe that our cash and cash equivalents, and anticipated cash from operating and financing activities will be sufficient to fund our operations and proposed capital expenditures for at least the next 12 months. If for unforeseen circumstances we do need to obtain additional funding, it may not be available on commercially acceptable terms, if at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we are able to find outside funding sources, we may be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We may also be required to take other actions that could lessen the value of our ADSs, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our capabilities or cease operations in certain jurisdictions or completely. Similarly, if we are unable to generate or raise capital that is sufficient to fund proposed investments in our cloud infrastructure hardware, we may not be able to provide our customers with cloud data centers that meet their requirements. We may, as a result, not be able to fully implement our cloud infrastructure strategy.

If our preferential tax treatment for ChinaCache Beijing and Beijing Blue I.T. becomes unavailable, our results of operations may be materially and adversely affected.

The Enterprise Income Tax Law, effective as of January 1, 2008, as recently amended on February 24, 2017, permits certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other financial or non-financial criteria to enjoy a reduced 15% enterprise income tax rate subject to certain qualification criteria. In November 2013, ChinaCache Beijing obtained the certificate of “high and new- technology enterprise” jointly issued by the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation, and has since then continued to qualify as a “high and new- technology enterprise” and been entitled to a reduced income tax rate of 15%. In December 2016, ChinaCache Beijing was recognized as a “high and new- technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2016 to 2018.

In November 2012, Beijing Blue I.T. was recognized as a “high and new- technology enterprise” and was eligible for a preferential tax rate of 15% effective retrospectively from 2012 to 2014. In July 2015, Beijing Blue I.T. was recognized as a “high and new- technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2015 to 2017. Beijing Blue I.T. is currently in the process of applying for the renewal of such certification. We cannot assure you that Beijing Blue I.T. will continue to be recognized as a “high and new- technology enterprise” and enjoy the tax benefits from 2018 and forward.

In December 2013, Beijing Blue I.T. was recognized as a key software enterprise covered by the national planning layout scheme, or Key Software Enterprise, jointly by the National Development and Reform Commission, the Ministry of Industry and Information Technology, or the MIIT, Ministry of Commerce and State Administration of Taxation, or the SAT, which entitled it to enjoy a preferential income tax rate of 10% for 2013 and 2014. According to a Circular issued by the MIIT and the SAT on Matters relating to Preferential Corporate Income Tax Policies for Software Enterprises in May 27, 2015, the recognition of “Key Software Enterprise” was stopped since May 2015. In May 2016, Ministry of Finance, SAT, National Development and Reform Commission and MIIT jointly issued a circular to restart the recognition of Key Software Enterprise. Companies may be entitled to the preferential tax rate of 10%, at time of tax return filing, by filing application with the local tax authority with supporting documentation proving its qualifications to be a “Key Software Enterprise” during its annual income tax settlement process. Beijing Blue I.T. plans to file application for the preferential tax benefit of 10% rate in due time and when such tax benefits policy is still effective.

In addition, our PRC subsidiaries would be entitled to exempt fifty percent (50%) of their income from tax and enjoy a reduced enterprise income tax rate of 20% if their financial data are determined to meet the standard of “small scale and low profit” enterprise when filing with the tax bureau. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results —Taxation — PRC.”

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded that we maintained effective internal control over financial reporting as of December 31, 2017, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any material control weakness that may be identified in the future.

We have granted, and may continue to grant, stock options and restricted share units under our stock incentive plans, resulting in increased share based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011. As of December 31, 2017, there were outstanding options to purchase 25,986,816 of our ordinary shares and 49,477,040 vested restricted share units granted in accordance with these plans. See “Item 6 Directors, Senior Management and Employees — B. Compensation — Stock Incentive Plans.” For the years ended December 31, 2015, 2016 and 2017, we recorded RMB48.6 million, RMB85.0 million and RMB9.9 million (US$1.5 million), respectively, in share-based compensation expenses for employees. If we grant more stock options or restricted share units to attract and retain key personnel, the expenses associated with share based compensation may adversely affect our results of operations. However, if we do not grant stock options or restricted share units or reduce the number of stock options or restricted share units that we grant, we may not be able to attract and retain key personnel.

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

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws, including China’s anti-corruption laws. Our company policies strictly prohibit any such conduct and require that we the Company, our employees and intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any businesses that we may acquire. We operate in the content and application delivery services industry in China and generally purchase bandwidth from state or government-owned telecommunications carriers and provide a portfolio of services and solutions to government agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found to be not in compliance with the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities or officials, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer sales and access to end-user access networks, and lead to other adverse impacts on our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications business (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011 ,2015 and 2017 respectively, and other applicable laws and regulations.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries, ChinaCache Beijing and Xin Run, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our content and application delivery total solution business in China through a set of contractual arrangements with each of Beijing Blue I.T. and Beijing Jingtian and their respective shareholders. These contractual arrangements provide us with effective control over Beijing Blue I.T. and Beijing Jingtian. For a description of these contractual arrangements, see “Item 4. Information on the Company —C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.”

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, except as otherwise disclosed herein (i) the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations; (ii) each of the documents currently effective under the contractual arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect and (iii) the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the above circular. Accordingly, there can be no assurance that the PRC regulatory authorities that regulate providers of content and application delivery services and other participants in the telecommunications industry, in particular, the MIIT, will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

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

We rely on contractual arrangements with our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian, and their respective shareholders, to operate our business in China. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Our Consolidated Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. Under the current contractual arrangements, as a legal matter, if our consolidated variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system and we may incur substantial costs and expend significant resources in pursuing such enforcement actions.

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

Pursuant to the share pledge agreements which our wholly-owned subsidiary, ChinaCache Beijing, has entered into with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders, the shareholders of Beijing Blue I.T. and Beijing Jingtian have agreed to pledge their respective equity interests in Beijing Blue I.T. and Beijing Jingtian to ChinaCache Beijing to secure Beijing Blue I.T.’s and Beijing Jingtian’s performance of their obligations under the relevant contractual arrangements. The share pledges of Beijing Blue I.T. and Beijing Jingtian under these share pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, now the State Administration for Market Regulation, or SAIC.

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

In April 2007, the General Administration of Press and Publication of China, now the State Administration of Radio and Television of China, or SAPPRFT, and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators in an effort to curb addictive game play behaviors of minors under the age of eighteen. In addition, it is also possible that the PRC government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. The implementation of these regulations may discourage or otherwise prevent or restrict minors from playing online games, which could limit the growth of online game operators, one of our key customer groups, thus adversely affecting our business and results of operations.

The SAPPRFT and the MIIT issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that only entities wholly owned or controlled by state-owned enterprises may apply for the “Internet Audio-Video Program Operating License” to engage in the production, editing, integration or consolidation, and transfer to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. In addition, the nternet Audio-Video Program Measures require that, when providing signal transmission for internet Audio-Video programs, network operators are obligated to examine the licenses or permits of the internet Audio-Video Programs service providers and must provide internet access services within the scope of such licenses or registration documents. The Internet Audio-Video Program Measures further provide that no entity may provide signal transmission, internet data center services, fee collection or other financial or technical services to internet Audio-Video Programs service providers that do not have applicable licenses or permits. Although we do not provide audio-video programs on our own, our content and application delivery total solutions include provision of technical assistance to customers, social networking operators in particular, in the uploading and transmission of user-generated content, including audio-video programs. There are significant uncertainties relating to the interpretation and implementation of the internet Audio-Video Program Measures. Accordingly, if we are required to verify our customers’ internet Audio-Video Program Operating Licenses, such requirements may impose additional obligations on us, which may increase our expenses and adversely affect our business and results of operations. Any of these factors could cause significant disruption to our operations and may materially and adversely affect our business, financial condition and results of operations.

In February 2018, MIIT issued an internal notice, or the MIIT Internal Notice, pursuant to which telecommunication authorities will carry out a special enforcement campaign to inspect the operations of certain licensed telecommunications operators according to applicable regulations and rules, including without limitation, the Circular on Clearing Up and Regulatory the Internet Access Service Market issued by the MIIT in January 2017. In particular, the authorities will pay special attention to any improper operational activities, such as unauthorized establishment of transmission network, unlicensed operation of cross-border business and improper sublease of broadband resources. If the enterprise is found to be engaged in non-compliant operations, it may be subject to various penalties, including suspension of network access, suspension of approving its application for new operation permit until rectification being completed, being publicized as an operator with discredit record or non-compliance record, enhanced oversight of the authority and limitation on new telecommunication business, depending on the seriousness of the violations and the rectification result. The MIIT Internal Notice mandates that the foregoing inspection and scrutiny to be completed by September 30, 2018. According to the MIIT Internal Notice, 47 industry players are subject to the special inspection, including one of our VIEs, Beijing Blue I.T. As of the date of this annual report, we have not received any investigation notice or rectification order from the government authorities. We are closely communicating with the in-charge authority to clarify the above. Nevertheless, although we believe the Company has been conducting its business in compliance with Chinese law and government regulations and been partnering with all telecommunication carriers for their legally compliant network resources we cannot assure you that the governmental authorities will determine that we have been in full compliance with the regulatory requirements. If we are found to violate any operation requirements, we may be imposed any of the administrative penalties mentioned in the MIIT Internal Notice, which may result in a material and adverse effect on our ability to conduct our operations and our financial conditions.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating outside the terms of our existing license, our business would be materially and adversely affected.

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council effective from September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT on February 7, 2018, Beijing Blue I.T. is permitted to carry out its internet data center business (excluding internet resource coordination service), content delivery network business, its domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”.

On January 17, 2017, the MIIT issued a Circular on Clearing up and Regulating the Internet Access Service Market, or MIIT Circular No. 32, aiming to regulate illegal operations in the field of internet data center (IDC) service, internet access (ISP) service and content delivery network (CDN) service business. In particular, the MIIT Circular No. 32 reiterates that an entity is prohibited from operating any of the IDC, ISP or CDN services without proper telecommunication business operation permit, or engaging in activities beyond the permitted business scope or permitted geographical scope specified on its operation permit, nor shall a qualified telecommunication business operator lease or transfer its qualification or resources to an unauthorized entity in the form of technology cooperation or in other disguised form. In addition, pursuant to the MIIT Circular No. 32, if an entity had obtained a VAT License for IDC service business prior to the implementation of the Catalog of Telecommunications Business (2015 Version) and has actually engaged in CDN service or internet resource coordination business, it must undertake in a written commitment to the issuing authority of its VAT License by March 31, 2017 that it will satisfy relevant requirements for CDN service or internet resource coordination service, as applicable, and obtain the corresponding VAT License by the end of 2017. If it fails to obtain the VAT License by the deadline, it must cease to operate the CDN service and internet resource coordination service business from January 1, 2018. If an entity fails to submit the above commitment by March 31, 2017, it shall be refrained from engaging in CDN service and internet resource coordination service since April 1, 2017. Beijing Blue I.T. had submitted the written commitment on March 30, 2017 in compliance with the relevant requirement and has obtained the relevant VAT License for CDN services issued by MIIT on September 18, 2017, which was subsequently amended on February 7, 2018.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “— Risks Related to Our Corporate Structure” and “Item 4. Information on the Company — C. Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

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

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-tax resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-tax resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Nevertheless, Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

On October 17, 2017, the State Administration of Tax issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-tax resident enterprise income tax. Pursuant to Circular 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Public Notice 7 and/or SAT Bulletin 37. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Public Notice 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notice, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Public Notice 7 and/or SAT Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Public Notice 7 and/or SAT Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

As an offshore holding company, we may make loans to our PRC subsidiaries, ChinaCache Beijing and Xin Run, or consolidated variable interest entities, or we may make additional capital contributions to ChinaCache Beijing or Xin Run. Any loans to ChinaCache Beijing or Xin Run or consolidated variable interest entities are subject to PRC regulations. For example, loans by us to ChinaCache Beijing or Xin Run, each of which is a foreign-invested enterprise, to finance its activities cannot exceed statutory upper limit and must be filed with the State Administration of Foreign Exchange through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from the foreign loan.

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

A significant part of our revenues and expenses are denominated in Renminbi. Under PRC laws, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange. Currently, our PRC subsidiaries, ChinaCache Beijing and Xin Run, may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange. However, foreign exchange transactions by ChinaCache Beijing or Xin Run under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register or file with PRC governmental authorities, including the State Administration of Foreign Exchange. In particular, if ChinaCache Beijing or Xin Run borrows foreign currency loans from us or other foreign lenders, these loans must be filed with the State Administration of Foreign Exchange after the loan agreement is signed and at least three business days before the borrower draws any amount from the foreign loan, and the accumulative amount of its foreign currency loans borrowed by ChinaCache Beijing or Xin Run may not exceed a statutory upper limit. If we finance ChinaCache Beijing by means of additional capital contributions, these capital contributions must be approved by or made post-contribution filing with certain government authorities. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or consolidated variable interest entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

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

As an auditor of companies that are publicly traded in the U.S. and a firm registered with the Public Company Accounting Oversight Board (U.S.), or PCAOB, Ernst & Young Hua Ming LLP is required under the laws of the U.S. to undergo regular inspections by the PCAOB. However, because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work is not currently inspected fully by the PCAOB.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We and our PRC resident employees who participate in our stock incentive plan are subject to these regulations. We have registered our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Share Incentive Plan with Beijing branch of SAFE. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company— B. Business Overview — Regulation—Regulations on Employee Stock Options Granted by Listed Companies.”

Our ability to transfer ownership of the buildings of our cloud infrastructure may be restricted if we fail to obtain requisite governmental approvals.

In March 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing, upon which we plan to partner with our clients to construct cloud infrastructure. We have entered into agreements with two clients, pursuant to which they agreed to purchase part of the cloud infrastructure from us. The final equity transfer agreement with one of the two clients, People.cn, will be effective when the requisite governmental approvals are obtained. The land we acquired for the development of our cloud infrastructure is categorized as land for industrial use and hence if we need to sell other buildings in the future, the transfer of ownership of the buildings constructed on such land, along with relevant land use rights, is subject to the prior approval by multiple administrative authorities. If we fail to obtain such approvals, our ability to transfer ownership of the buildings in our cloud infrastructure to potential investors or clients will be restricted and our financial condition may thereby be adversely affected. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Transfer of Real Estate Properties”.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. The market prices of our ADSs have ranged from US$0.72 to US$3.16 per ADS in 2017.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;
•	changes in financial estimates by securities research analysts;
•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;
•	changes in the operating performance or market valuations of other internet content and application delivery service businesses or other internet-related businesses;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between the RMB and U.S. dollar;
•	intellectual property litigation;
•	general economic or political conditions in China and the U.S.;
•	changes in governmental regulations; and
•	detrimental negative publicity about us, our products and services, our financial results or our compliance with applicable law.

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

We will have to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation,” including any appeals of such lawsuit should our initial defense be unsuccessful. We may become subject to similar lawsuits from time to time. On March 28, 2018, the lead plaintiff of the putative class action filed an unopposed motion for preliminary approval of class action settlement, requesting that, among others, the Court preliminarily approve a settlement agreement that the parties reached to settle the case for USD 990,000. In the event that the proposed settlement is not approved by the Court and/or is not consummated for any other reason, we will not be able estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Depending upon the value of our assets, the market value of our ADSs and ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. Based on our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.. Additional Information— E. Taxation—U.S. Federal Income Tax Considerations—General”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information, see “Item 10.. Additional Information— E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

In November 2012, we transferred our equity interests in ChinaCache Beijing and Xin Run to ChinaCache Networks (Hong Kong) Limited, or ChinaCache Hong Kong, a wholly owned subsidiary of ours.

In November 2013, we established ChinaCache Ireland Limited, or ChinaCache Ireland, a wholly owned subsidiary of ChinaCache Hong Kong.

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

In August 2016, we incorporated ChinaCache Assets LLC, or CCAL, a wholly owned subsidiary of ChinaCache U.S., in California, the U.S.

Our headquarters are located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuixianqiao North Road, Chaoyang District, Beijing, PRC. Our telephone number at this address is +86 10 6408 5088. Beijing Blue I.T. currently has 13 branch offices in 13 cities in China, namely, Beijing, Tianjin, Shenyang, Harbin, Shanghai, Nanjing, Guangzhou, Shenzhen, Wuhan, Chongqing, Chengdu, Xi’an and Taiyuan. ChinaCache Beijing currently has two branch offices in Tianjin, and Xin Run currently has one branch office in Tianjin. In addition to ChinaCache U.S., ChinaCache Ireland, ChinaCache UK and CCAL, we have three other subsidiaries outside of mainland China, namely ChinaCache Hong Kong Limited, established in Hong Kong in April 2008, Metasequoia Investment Limited, established in the British Virgin Islands in March 2012, and JNet Holdings Limited, established in the British Virgin Islands in September 2007. Our agent for service of process in the U.S. in connection with our registration statement on Form F-1 for our initial public offering is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

We provide a portfolio of services and solutions to businesses, government agencies and other enterprises to enhance the reliability and scalability of their online services and applications and improve end-user experience. Our nationwide service platform, which consists of our network, servers and proprietary intelligent software, is designed to handle planned and unplanned peaks without significant upfront and ongoing capital outlay and other investments on the part of our customers.

We began providing content and application delivery services in China in 2000 and were the first non-carrier company to be licensed by MIIT to provide content and application delivery services throughout China. As an early mover, we expanded our business along with the internet market growth in China and have acquired extensive knowledge about the internet infrastructure and telecommunications environment in China. We conduct our businesses internationally, covering mainland China, other Asian countries, U.S and Europe and our revenues are derived from all across the above regions. . Building on our knowledge and experience, we have developed a portfolio of services and solutions designed to address complex and unique issues arising from internet infrastructure and to meet the specific needs of the company’s customers.

As a carrier-neutral service provider, our network in China is interconnected with those operated by all major telecommunications carriers and local internet service providers in mainland China. We deploy servers and nodes across networks covering most regions in China and we use a transmission backbone that connects our nodes and data centers, thereby optimizing our content and applications delivery performance and reliability. Our wide range of services makes us a top choice for customers requiring content and application delivery total solutions in different regions in China. We believe that our robust nationwide service platform, which is the result of our significant investments of capital, time and human resources, is not easy to replicate and provides us with a competitive advantage.

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

Rich Media Streaming Services

The live streaming of media files to end-users has become an important web application. When media files are streamed to an end-user, the files are not stored on the end-user’s computer, but are played by the end-user’s media player software. We offer a portfolio of rich media streaming services to improve the transmission efficiency of media files, significantly offloading the pressure at the origin server and improving the quality of end-user experience. We combine peer-to-peer technology with streaming technology by facilitating data sharing during the transmission of live streaming content. Through our Rich Media Streaming services, we are able to provide nearly all types of streaming acceleration services comparing to major market players.

Guaranteed Application Services

Our Guaranteed Application Services are designed for websites that incorporate applications that have dynamic features, such as on-line booking and ordering, real-time stock quotes and on-line surveys. Utilizing our widely deployed servers and reliable and legally compliant carrier network, our services enable interactions between end-users and the origin servers to bypass public network congestion. As a result, we ensure reliable and efficient application processing and significantly improve end-user experience.

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

In February 2017, we entered into an exclusive partnership with PacketZoom, a provider of in-app technology that boosts mobile app performance. We were granted exclusive right in China to build mobile-friendly infrastructure to deliver Packet Zoom ExpresslaneTM aimed to accelerate and improve reliability of mobile app content delivery in China. The term of partnership is initially three years, subject to renewal.

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

Cloud Infrastructure Development

In early 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing and intended to develop cloud infrastructure in collaboration with our clients. In December 2015, we entered into definitive agreements for Xin Run, which owns and operates ChinaCache’s Atecsys Cloud Data Center, or Atecsys, for investors to acquire 60% of Xin Run’s equity interest for a total consideration of RMB375 million. The transaction valued Xin Run’s shareholders’ equity (pre-money) at approximately RMB250 million. The agreements were later terminated. As an alternative to the proposed transaction, on March 6, 2017, the Company announced that it has entered into definitive agreements to sell 79.0% equity interest of Xin Run to Tianjin Shuishan, Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., or Shanghai Qiaoyong, and Tianjin Dingsheng Zhida Technology Co., Ltd., or Tianjin Dingsheng, for a total consideration of RMB221.2 million in cash before fees and expenses. The newly proposed transaction valued Xin Run’s shareholders’ equity by an independent third-party firm at approximately RMB280 million. Pursuant to the agreements, Tianjin Shuishan, Shanghai Qiaoyong and Tianjin Dingsheng agreed to purchase 47.67%, 26.33% and 5.0%, respectively, of the equity interest in Xin Run. The Company’s strategic decision to terminate the Agreement was approved by board in December 2017 in recognition of the perceived value of the assets in light of increasing market demand for Internet data center services and the belief that Xin Run can effectively be leveraged as part of the Company’s offering package to customers, thus better positioning the Company for long-term growth.

China is rapidly adopting a digital lifestyle and Cloud and new data-intensive technologies, such as AI and big data analytics, are fanning demand for increasing Internet data center capacity and related services. With ten internet data centers in Beijing hosting capacity for 12,400 racks, a catalyst for the Company to offer enhance packaged CDN/IDC product services, Xin Run is growing quickly and capturing wide-spread demand from government agencies and businesses, including several leading Internet and Cloud service enterprises. Against this backdrop, we see a compelling value proposition as we offer customers total solution services, comprised of our Internet data centers, Cloud hosting and Internet exchange centers and our extensive content delivery network. We believe this three-layered structured network will provide an integrated and broad-base of operations from which we can capitalize on our strengths and deliver sustained shareholder value.

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

Given the increasing demand for cloud hosting service in China and that more large enterprises in China desire to have their own cloud data centers, ChinaCache is well positioned to be a innovative cloud CDN provider in China, thanks to its work-in-progress cloud infrastructure and cloud platform.

Our Customer-tailored Integrated Solutions

We divide our customer base into five industry groups, and, based on the needs and preferences of customers in each group, we have developed a wide range of integrated solutions that are tailored to the characteristics of each industry.

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

Mobile Internet. Mobile internet refers to access to the internet from a mobile device, such as a smartphone. While mobile internet is a fast growing industry in China, mainstream mobile service providers in China are confronted with certain challenges in capitalizing on this development: Specifically, when accessing internet content from a mobile device, there are generally internet interconnection bottlenecks with other networks operated by fixed-line operators and general congestion within the mobile network. Leveraging our carrier-neutral network, our customized mobile internet solutions effectively address the interconnectivity bottleneck issues by facilitating the data exchanges between the networks operated by the mobile service providers and those operated by fix-line service providers.

Customers and Customer Support

Our customer base has decreased from approximately 1,999 active customers as of December 31, 2016 to approximately 1789 active customers as of December 31, 2017 and includes some of China’s and the world’s leading companies in the areas of media, mobile internet, online game, e-commerce, internet and software, enterprises, financial institutions and government agencies.

In 2015, 2016 and 2017, our five largest customers contributed 37.5%, 48.2% and57.2%of our total net revenues, respectively.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2015, 2016 and 2017, approximately 75.3%, 67.3% and 63.6%, respectively, of our existing customers chose to renew their contract or enter into new contract with us.

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

As a carrier-neutral service provider, we have developed an extensive network and a series of innovative technologies to effectively address network complexity issues with respect to content and applications delivery. Through our highly scalable and intelligent network platform, widely distributed edge servers and advanced operating support system, among others, we increase the level of interconnectivity and ensure the quality and reliability of our services.

Our network has the following key elements:

Architecture

Our network architecture consists of three layers: the data center layer, the edge server layer and the peer-assistance layer. The following diagram illustrates our network architecture:

The first layer of our network architecture is the data center layer, which is composed of super nodes, clusters of specially-configured servers and storage systems, interconnected with public networks and other legally compliant transmission backbones. This layer ensures the delivery quality from origin servers to the super nodes residing at strategic locations throughout China and effectively addresses the issue of inadequate interconnectivity across different telecommunications carriers in China.

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

Widely Deployed Servers

As of December 31, 2017, we deployed approximately 17120 servers in China and over 340 servers overseas.

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2015, 2016 and 2017, 95%, 91% and 86%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from the three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

We have also deployed service nodes in 120 cities worldwide covering Asia, North America, Western Europe, the Middle East and North Africa to allow our customers in China to distribute internet services and applications to end-users in those regions and vice versa. We have also obtained access to networks operated by international ISPs through contractual arrangements to further extend the geographic coverage of our services for the benefit of our customers.

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

Mobile Internet Technology. In mid-2013, we started pilot testing to extend our caching solution from the core network level into radio base stations, and for some content, we aim to eventually be able to deliver directly to mobile devices. We call this solution “mobile Content-aware Network”, or mCaN. It is a multi-layer caching solution, through which we can cache different content in different network layers, and best utilize network resources. In July 2013, we signed a frame work agreement with Altobridge, to deliver multi-layered technology solutions for mobile internet content delivery. Traditionally, content delivery network, or CDN, provides caching for a single network layer, but the technology we developed in joint efforts with Altobridge enables caching of data on all three layers of the network. In 2015, our mobile acceleration solutions evolved to MPlus, a smart system conglomerating abilities of network awareness, terminal awareness and application awareness.

Multiple purpose cloud hosting. Stemmed from cache system’s underlying storage module, we gradually rebuilt the storage components into a KV schemed multiple hosts clusters with flexible deployment choices: either with dedicated storage server or cohabitated with our cache systems. This storage becomes a vital building block for our customer source solutions, caching systems, and big data solutions.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. Therefore, we intend to continue to devote a significant amount of time and resources to carrying out our market-oriented research and development efforts.

Our internal research and development team consisted of 271 engineers as of December 31, 2017, representing approximately 44% of our staff. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We send selected engineers in China to our research and development center in Silicon Valley for training purposes. Our North America research and development center in Silicon Valley focuses on developing our next-generation content-aware network services and provide additional resources for our North American customers. It allows us to maintain close communications with international clients and also strengthens our ability to provide services overseas while also supporting the international business development goals of Chinese companies. This research and development center’s research works mainly focus on technological developments in mobile internet, cloud hosting service and network safety and reliance.

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

Intellectual Property

As of December 31, 2017, we have 55 patents issued by, and three PRC patent applications the State Intellectual Property Offices of China, and two U.S. patents issued by the U.S. Patent and Trademark Office, all relating to different aspects of content and application delivery service technologies. In addition, we have 23 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have 56 trademark registrations issued by the Trademark Bureau of the State Administration for Industry and Commerce, now the State Intellectual Property Office under the State Administration for Market Regulation, covering our company name, logo and service.

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

Up to December 31, 2017, we have nine sales units, with each of these sales units providing our services to a particular type of customers. These ten sales units are (1) North China sales unit, (2) East China sales unit, (3) South China sales unit, (4) government sales unit, (5) key account sales unit, (6) key account development unit, (7) Asia sales unit, (8) North America sales unit and (9) Europe sales unit.

We also utilize a variety of other methods to raise awareness of our company, our services and our brand. We promote our technologies and solutions to different types of customers, especially mobile internet and enterprise customers, in various ways, such as customer activities, media publicity and online coverage. For example, we host and sponsor seminars, conferences and special events, such as our China CDN Summit and US-China Internet Strategy Summit, to raise our profile with potential customers. We also participate in events, such as Global and CDN Summit, Mobile World Congress and Global Internet Technology Conference, which are organized by third parties. Additionally, we collaborate with equipment vendors, software developers, internet solution providers and other companies to market our services. We release to the public various industry data and the China internet Report on a regular basis by collecting data from our CCIndex. We also market our company through social media, such as Weibo, WeChat and other mobile APPs. We have a special marketing team responsible for generating demand for our services and solutions and work with our other teams to secure new customers.

We also have a designated product marketing team, which mainly focuses on product definition and product analysis. It is also responsible for establishing and maintaining product quality monitoring system as well as leading the long term product strategy planning. Internally, this team supports and collaborates with sales, marketing and research and development teams to ensure seamless communication. Externally, it participates in promotion activities to enhance communications with customers.

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

We believe that, rather than competing head-on with companies such as Tencent and Alibaba on pricing, we need to promote to customers our technical capability, quality of customer service, and flexibility of our product offering built on 3-tier internet infrastructure

We believe that there will be no foreign competitors with a significant presence in the content and application delivery services market in China in the near future, partly due to the regulatory barriers in China’s telecommunications sector. However, as China represents a potentially lucrative market for foreign competitors, some foreign providers may seek to enter the China market by way of collaboration with local CDN and IDC players. We believe that we are one strong candidate for such partnership with potential international new entrants into the China market. we have accumulated a deep understanding of the requirements of China’s content and application delivery services market through our extensive operational experience and have developed a comprehensive suite of services and solutions tailored to the unique characteristics of the internet market in China.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

As the content and application delivery industry is at an early stage of development in China, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the content and application delivery services industry. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

Regulations on Value-Added Telecommunications Business and Content and Application Delivery Business

Our content and application delivery business is regarded as telecommunications services, which are primarily regulated by the MIIT, the Ministry of Commerce, and SAIC. Pursuant to the applicable PRC laws and regulations, telecommunications businesses are defined as the activities of delivering, transmitting or receiving voice, text, data, graphics and other form of information via wired or wireless electromagnetic systems or optoelectronic systems. Telecommunications businesses are divided into two categories under the Telecommunications Regulations, namely (i) the “basic telecommunications business,” which refers to the business of providing public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to the telecommunications and information services provided through the public network infrastructure.

In the Telecommunications Services Classification Catalogue 2015 version promulgated by MIIT in December 2015, the internet data service business and content and application delivery business is listed under the first category of the value-added telecommunications business. Pursuant to the Value-Added Telecommunications Business Operating License, or the VAT license, issued to Beijing Blue I.T. by the MIIT on February 7, 2018, Beijing Blue I.T. is permitted to carry out internet data center business (excluding internet resource coordination service), content delivery network business, domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”.

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

Currently, Beijing Blue I.T. holds a Cross-Regional VAT license, issued by the MIIT with an effective term until September 18, 2022 under the first category of the “value-added telecommunications services.” As specified in this Cross-Regional VAT license, Beijing Blue I.T. is permitted to carry out (i) the internet data center business (excluding internet resource coordination service) across 16 cities in China; (ii) the content distribution network business throughout China; (iii) the domestic internet virtual private networks business across 20 cities in China; and (iv) the internet access business across 17 provinces in China. Beijing Blue I.T. also holds an ICP License with an effective term until January 3, 2023. Beijing Jingtian holds an ICP License with an effective term until July 9, 2019.

On January 17, 2017, the MIIT issued a Circular on Clearing up and Regulating the Internet Access Service Market, or Circular No. 32, aiming to regulate illegal operations in the field of internet data center (IDC) service, internet access (ISP) service and content delivery network (CDN) service businesses. In particular, the MIIT Circular No. 32 reiterates that an entity is prohibited from operating any of the IDC, ISP or CDN services without proper telecommunication business operation permit, or engaging in activities beyond the permitted business scope or permitted geographical scope specified on its operation permit, nor shall a qualified telecommunication business operator lease or transfer its qualification or resources to an unauthorized entity in the form of technology cooperation or in other disguised form. In addition, pursuant to the MIIT Circular No. 32, if an entity had obtained a VAT License for IDC service business prior to the implementation of the Catalog of Telecommunications Business (2015 Version) and has actually engaged in CDN service or internet resource coordination business, it must undertake in a written commitment to the issuing authority of its VAT License by March 31, 2017 that it will satisfy relevant requirements for CDN service or internet resource coordination service, as applicable, and obtain the corresponding VAT License by the end of 2017. If it fails to obtain the VAT License by the deadline, it must cease to operate the CDN service and internet resource coordination service business from January 1, 2018. If an entity fails to submit the aforesaid commitment by March 31, 2017, it shall be refrained from engaging in CDN service and internet resource coordination service since April 1, 2017. Beijing Blue I.T. had submitted the written commitment on March 30, 2017 in compliance with the relevant requirement and has obtained the relevant VAT License issued by the MIIT on September 18, 2017, subsequently as amended on February 7, 2018.

In February 2018, MIIT issued an internal notice, or the MIIT Internal Notice, pursuant to which telecommunication authorities will carry out a special enforcement campaign to inspect the operations of certain licensed telecommunications operators according to applicable regulations and rules, including without limitation, the Circular on Clearing Up and Regulatory the Internet Access Service Market issued by the MIIT in January 2017. In particular, the authorities will pay special attention to any improper operational activities, such as unauthorized establishment of transmission network, unlicensed operation of cross-border business and improper sublease of broadband resources. If the enterprise is found to be engaged in non-compliant operations, it may be subject to various penalties, including suspension of network access, suspension of approving its application for new operation permit until rectification being completed, being publicized as an operator with discredit record or non-compliance record, enhanced oversight of the authority and limitation on new telecommunication business, depending on the seriousness of the violations and the rectification result. The MIIT Internal Notice mandates that the foregoing inspection and scrutiny to be completed by September 30, 2018. According to the MIIT Internal Notice, 47 industry players are subject to the special inspection, including one of our VIEs, Beijing Blue I.T. As of the date of this annual report, we have not received any investigation notice or rectification order from the government authorities. We are closely communicating with the in-charge authority to clarify the above.

Regulations on Internet Information Services

Beijing Blue I.T. operates one website, www.chinacache.com, to provide information related to its business. Internet information services in China are primarily regulated by the MIIT. Pursuant to the applicable regulations, to engage in commercial internet information services, the service providers shall obtain a VAT license for internet information services, or an “ICP License.” Beijing Blue I.T. holds an ICP License, issued by the Beijing Telecommunications Administration Department, with an effective term until January 3, 2023.Beijing Blue I.T.’s ICP License permits it to carry out commercial internet information services. Beijing Jingtian also has an ICP License issued by Beijing Telecommunications Administration Department, effective until July 9, 2019.

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

On May 2, 2017, the Cyberspace Administration of China issued the Measures on Security Review of Network Products and Services (for Trial Implementation) which went into effect on June 1, 2017. According to these Measures, important network products and services purchased by networks and information system concerning national security and network products and services purchased by operators in certain key industries and sectors relating to public services and infrastructure or critical information infrastructure in connection with national security are subject to cybersecurity review. The detailed scope of network products and services subject to security review will be determined by the relevant critical information infrastructure protection authority.

In November 2017, MIIT promulgated the Circular on Regulating the Use of Domain Names for Internet Information Services, which became effective on January 1, 2018. Pursuant to this circular, the ISP service provider shall verify the identity of each internet information service provider. If the internet information service provider fails to provide its true and accurate identity information, the ISP service provider shall not provide ISP services to it. In addition, the ISP service provider shall regularly check the status of domain names used by the internet information service providers, and if relevant domain name is invalid and the real identity information of the user is absent, it shall cease providing ISP services.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business. The Guidance Catalog of Industries for Foreign Investment amended in 2017 and Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business, or Circular 196 promulgated by MIIT in June 2015 allows a foreign investor to own more than 50% of the total equity interest in an E-Commerce business.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE issued Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, which became effective on June 1, 2015. SAFE Circular 13 provides that the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment will be directly reviewed and handled by banks, cancelling the administrative examination and approval procedure.

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

We are aware that our PRC resident beneficial owners subject to these SAFE registration requirements have registered with the Beijing SAFE branch and will amend the registration to reflect the recent changes to our corporate structure. However, we cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 37; nor can we assure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China— PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.”

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

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, require the prior registration at designated foreign exchange banks for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments by repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the State Administration for Foreign Exchange, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the State Administration for Foreign Exchange, unless otherwise provided.

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

In March 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which effected as of June 1, 2015. SAFE Circular No. 19 provides that, among other things, a foreign-invested company may convert foreign currency capital in its capital account into RMB on a “at will” basis. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such “at will” conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on an “at will” basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, enterprises registered in the PRC may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to RMB on an “at will” basis. SAFE Circular No. 16 reiterates that the RMB funds so converted shall not be used for the purpose of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business or prohibited by laws or regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) extending loans to non-affiliated enterprises (except as expressly permitted in the business license); and (iv) purchasing non-self-used real properties (except for real estate enterprises).

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

Regulations on Tax

For a discussion of applicable PRC tax regulations, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC.”

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

We have registered the pledges of the equity interests in Beijing Blue I.T. and Beijing Jingtian with the local counterpart of SAIC.

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

Loan Agreements. Each shareholder of Beijing Blue I.T. entered into a loan agreement on September 23, 2005 and a supplementary agreement on May 10, 2010 with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of providing capital to Beijing Blue I.T. to develop its business. In addition, ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Blue I.T. to be used for the operations of Beijing Blue I.T. The term of the loan agreement is ten years and it was extended for another ten years upon the contracting parties’ written confirmation on September 20, 2015, which will expire on September 23, 2025. The term of the loan agreement may be extended upon mutual written consent of the parties. On January 20, 2016, each shareholder of Beijing Blue I.T. entered into another loan agreement with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB 4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of subscribe for the capital increase of Beijing Blue I.T. The term of the loan agreement is ten years and expires on January 20, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. On December 19, 2016, each shareholder of Beijing Blue I.T. entered into another loan agreement with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB11 million and RMB9 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of purchasing the increased capital of Beijing Blue I.T. The term of the loan agreement is ten years and expires on December 19, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. In each loan agreement, the method of repayment shall be at the sole discretion of ChinaCache Holdings and the proceeds from the transfer of the shareholder’s equity interest in Beijing Blue I.T. to ChinaCache Holdings or another person designated by ChinaCache Holdings as permitted under PRC law shall be used to repay the loan. The shareholders shall repay the loans immediately upon certain events, including the shareholder leaving our employment, a third-party filing a claim against the shareholder which exceeds RMB100,000 or ChinaCache Holdings exercising its option to purchase the shareholder’s equity interest in Beijing Blue I.T. pursuant to the exclusive option agreement described above. Each loan agreement contains a number of covenants that restrict the actions the shareholders can take or cause Beijing Blue I.T. to take. For example, these covenants provide that the shareholder will:

•	not transfer, pledge or otherwise dispose of or encumber his or her equity interest in Beijing Blue I.T. without the prior written consent of ChinaCache Holdings;
•	not take any action without the prior written consent of ChinaCache Holdings, if such action will have a material impact on the assets, business and liabilities of Beijing Blue I.T.;
•	not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Beijing Blue I.T. without the prior written consent of ChinaCache Holdings; and
•	vote to elect the director candidates nominated by ChinaCache Holdings.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, except as otherwise disclosed herein:

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of content and application delivery services and other participants in the PRC telecommunications industry, and the Ministry of Commerce, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our content and application delivery business in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties.” In addition, these contractual arrangements may not be as effective in providing us with control over Beijing Blue I.T. and Beijing Jingtian as would direct ownership of such entities. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

D.	Property, Plants and Equipment

Our headquarters are located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, PRC, where we lease approximately 9,116 square meters of office space. As of December 31, 2017, our other offices in mainland China occupied an aggregate of 943 square meters of leased space, and we also leased an aggregate of 7,922 square feet in the U.S., London and Hong Kong. In addition, we owned two office buildings of, in aggregate, approximately 10,000 square meters in California, the U.S., to expand our research and development capacity and support our global operations. One of these two buildings is currently leased out.

We have paid RMB51.9 million to acquire land use right in relation to approximately 39,000 square meters of land in Tianzhu Comprehensive Bonded Zone in Beijing. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.” In December 2014, we entered into agreements with BFSMC, pursuant to which we agreed to sell to BFSMC one of the data center buildings with construction areas of approximately 14,208 square meters, which has been constructed on the aforementioned land in the Tianzhu Comprehensive Bonded Zone. Under our framework agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Thereafter we filed a motion to dismiss BFSMC’s counterclaim arguing that the court does not have the jurisdiction. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case. In April 2018, we were notified by the court that our motion was rejected and Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. In addition, in October 2017, a subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest in a total amount of approximately RMB30 million. We filed a motion to dismiss for lack of jurisdiction. However, the motion was rejected by the court and as a result, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome.Therefore, no provision has been made for this case. Please see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” for more information. In April 2014, we entered into a framework agreement with People.cn, pursuant to which we agreed to sell to People.cn one of the data center buildings to be constructed in the Tianzhu Comprehensive Bonded Zone. This building has been put into use. On December 29, 2017, Xin Run entered into a framework agreement with People.cn, under which, among others, Xin Run will transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn subject to terms and conditions to be set forth in a definitive equity transfer agreement. We are still negotiating with People.cn on the terms of the equity transfer agreement and the final equity transfer agreement for the People.cn transfer will be effective when the requisite governmental approvals are obtained. In the event that we cannot successfully complete the sales of the data center building to People.cn, People.cn may demand their prepayment, which could have a material adverse impact on our cash position.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had approximately 2,169, 1,999 and 1789 active customers as of December 31, 2015, 2016 and 2017, respectively. Revenues from our top five customers accounted for 37.5%, 48.2% and 57.2% of our total net revenues in 2015, 2016 and 2017, respectively.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our revenues in 2017 decreased as compared to that in 2016, mainly due to the interruption of our services we experienced caused by certain platform issues and intensified industry competition. We intend to attract and retain more high-value customers to increase our revenues and to maintain our margin at a stable level, meanwhile, we target gradual improvement in margins as our scale grow to stable and maintain an optimal level of customer mix.

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

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues increased from 76.9% in 2015 to 102.2% in 2016, primarily as a result of the decrease of our total net revenues, and decreased to 91.7% in 2017, primarily as a result of improved bandwidth using efficiency. We plan to devote significant resources to enhancing the efficiency of our operations and further to improve our bandwidth usage. However, if we fail to effectively reduce our cost of revenues, our profitability and competitiveness will be adversely affected.

A significant component of our cost of revenues is the depreciation of our network equipment, which is related to our capital expenditures. We had capital expenditures of RMB417.8 million, RMB356.0 million and RMB162.8 million (US$25.0 million) in 2015, 2016 and 2017, respectively. We make our investment decisions based upon evaluation of a number of factors, such as the amount of bandwidth and storage that our customers may demand, the cost of the physical network equipment required to meet such requirements and the forecasted capacity utilization of our network. If we over-estimate or under-estimate future demand for our services, our results of operations may suffer.

Components of Results of Operations

Revenues

In 2015, 2016 and 2017, we generated net revenues of RMB1,353.6 million, RMB1,054.2 million and RMB852.6million (US$131 million), respectively.

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

The number of our active customers has decreased from 2,169 as of December 31, 2015 to 1,999 as of December 31, 2016 and further decreased to 1789 as of December 31, 2017. We categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. Due to the changing competition landscape, our sales to customers in the media and entertainment, internet and software, mobile internet, enterprises and e-commerce industry groups fluctuated over time. During any given period, a relatively small number of customers typically accounts for a significant percentage of our total net revenues.

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

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues
Third party customers	1,353,627	100.0%	1,054,235	100.0%	852,568	131,037	100.00%
Total Net Revenues	1,353,627	100.0%	1,054,235	100.0%	852,568	131,037	100.00%
Cost of revenues(1)(2)
Bandwidth, co-location and storage fees	793,498	58.6%	842,726	79.9%	681,134	104,688	80.0%
Depreciation of network equipment	133,854	9.9%	134,079	12.7%	9,244	1,421	1.08%
Payroll and other compensation costs of network operations personnel	81,309	6.0%	76,702	7.3%	56,455	8,677	6.6%
Other cost of revenues	32,751	2.4%	24,303	2.3%	34,989	5,378	4.1%
Total cost of revenues	1,041,412	76.9%	1,077,810	102.2%	781,822	120,164	91.70%
Other operating (income) loss	(13,911)	(1.0)%	19,044	1.8%	19,483	2,994	-2.28%
Operating expenses(1)
Sales and marketing expenses	115,621	8.5%	93,603	8.9%	61,770	9,494	7.25%
General and administrative expenses	202,518	15.0%	256,007	24.3%	142,721	21,936	16.74%
Provision (recovery of provision) for doubtful accounts receivable	(3,892)	(0.3)%	9,010	0.8%	17,514	2,692	2.05%
Transaction tax on assets transfer	27,733	2.0%	—	—	—	—	—
Research and development expenses	103,110	7.6%	104,018	9.9%	81,748	12,564	9.59%
Impairment of long-lived assets	—	—	399,094	37.9%	21,757	3,344	2.12%
Impairment of long-term investments	—	—	18,240	1.7%	3,690	567	0.43%
Total operating expenses	445,090	32.8%	879,972	83.5%	329,200	50,597	38.17%

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	3,670	7.6%	5,961	7.0%	490	75	4.5%
Sales and marketing expenses	2,882	5.9%	2,753	3.2%	254	39	2.3%
General and administrative expenses	38,796	79.8%	72,483	85.3%	9,631	1,480	88.1%
Research and development expenses	3,258	6.7%	3,828	4.5%	562	86	5.1%
Total share-based compensation expenses included in cost of revenues and operating expenses	48,606	100.0%	85,025	100.0%	10,937	1,680	100.0%

(2)	Includes amount to a related party of RMB0.1 million, nil and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

Cost of Revenues

Our cost of revenues primarily consists principally of the following:

•	bandwidth, co-location and storage fees;
•	depreciation of network equipment;
•	payroll and other compensation costs of network operations personnel; and
•	other cost and expenses that are directly attributable to the provisions of our content and application delivery total solutions.

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2015, 2016 and 2017, 95%, 91% and 86%, respectively, of our bandwidth, co-location and data storage were purchased from three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consists of the depreciation associated with our network servers and backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an independent third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Depreciation of network equipment and amortization of intangible assets increased from RMB133.9 million in 2015 to RMB134.1 million in 2016 and decreased to RMB11.5 million (US$1.8 million) in 2017, due to impairment charges of RMB 21.8 million of long-lived assets recognized for the year ended December 31, 2017(2015: Nil and 2016: RMB399 million). Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB417.8 million, RMB356.0 million and RMB162.8 million (US$25.0 million) in 2015, 2016 and 2017, respectively.

Our cost of revenues increased from RMB1,041.4 million in 2015 to RMB1,077.8 million in 2016 and decreased to RMB781.8million (US$120.2million) in 2017. Our cost of revenues as a percentage of our total net revenues increased from 76.9% in 2015 to 102.2% in 2016 and decreased to 91.7% in 2017. The decrease from 2016 to 2017 in terms of percentage was primarily due to the improvement of operating efficiency from 2016 to 2017. Overall, we expect that our cost rate will continue to decrease as we expand our operations; however, such improvement is likely to be partially offset by lower unit price from the existing or potential customers.

Other Operating Loss

Our other operating loss was RMB19.5million (US$3 million) for the year ended December 31, 2017, which was primarily due to the provision of late delivery penalties accrued on our agreements with BFSMC.

As a percentage of our total net revenues, our other operating loss was 2.3% for the year ended December 31, 2017.

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

Our sales and marketing expenses decreased from RMB115.6 million for the year ended December 31, 2015 to RMB93.6 million for the year ended December 31, 2016 and further decreased to RMB61.8 million (US$9.5 million) for the year ended December 31, 2017. The decrease from 2016 to 2017 was primarily due to our improved cost control measures.

As a percentage of our total net revenues, our sales and marketing expenses increased from 8.5% for the year ended December 31, 2015 to 8.9% for the year ended December 31, 2016 and decreased to 7.2% for the year ended December 31, 2017. Going forward, we expect our sales and marketing expenses to decrease in absolute dollar amount as we expect our existing marketing initiatives will be more effectively aligned with CDN business consolidation while gearing towards promoting internet data center service offerings.

General and Administrative Expenses.

Our general and administrative expenses primarily consist of the following:

•	salary and benefit expenses for management and administrative staff, including share-based compensation expenses;
•	depreciation of facilities and office equipment; and
•	professional service expenses.

Our general and administrative expenses increased from RMB202.5 million for the year ended December 31, 2015 to RMB256.0 million for the year ended December 31, 2016 and decreased to RMB142.7 million (US$21.9 million) for the year ended December 31, 2017. The decrease from 2016 to 2017 was primarily due to the decreased option fees and declined legal expenses.

As a percentage of our total net revenues, our general and administrative expenses increased from 15.0% for the year ended December 31, 2015 to 24.3% for the year ended December 31, 2016 and further decreased to 16.7% for the year ended December 31, 2017. We expect that our general and administrative expenses in absolute amount will continue to decrease.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable increased from negative RMB3.9 million for the year ended December 31, 2015 to RMB9.0 million for the year ended December 31, 2016 and increased to RMB17.5 million (US$2.7 million) for the year ended December 31, 2017. The increase from 2016 to 2017 was primarily due to prudence principal basing on the analysis of customers’ aging.

As a percentage of our total net revenues, our provision for doubtful accounts receivable increased from negative 0.3% for the year ended December 31, 2015 to 0.9% for the year ended December 31, 2016 and further increased to 2.1% for the year ended December 31, 2017.

Research and Development Expenses. Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses increased from RMB103.1 million for the year ended December 31, 2015 to RMB104.0 million for the year ended December 31, 2016 and decreased to RMB81.7 million (US$12.6 million) for the year ended December 31, 2017.

As a percentage of our total net revenues, our research and development expenses increased from 7.6% for the year ended December 31, 2015 to 9.9% for the year ended December 31, 2016 and decreased to 9.6% for the year ended December 31, 2017. We anticipate that our research and development expenses will decrease in the absolute dollar amount as we believe that we will better align our R&D resources to consolidate our product support platforms in response to a mature CDN market and the need to exercise cost control in all areas of operations.

Impairments of long-lived assets. We did not incur the impairments of long-lived assets in the year ended December 31, 2015. We recorded the impairment of long-lived assets of RMB399.1 million and RMB21.8 million (US$3.3 million) for the year ended December 31, 2016 and December 31, 2017, respectively, due to the deterioration of our operating results.

Impairment of long term investments. Our impairment of long term investments was nil, RMB18.2 million and RMB3.7 million (US$0.6 million) for the year ended December 31, 2015, December 31, 2016, and December 31, 2017, respectively.

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

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. The following descriptions of our critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under “Item 3. Key Information — D. Risk Factors” and other disclosures included in this annual report.

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

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. To comply with these foreign ownership restrictions, we operate our business in China through our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian, which are wholly owned by PRC citizens. Beijing Blue I.T. and Beijing Jingtian hold the licenses and approvals that are required to operate our business. The Company and ChinaCache Beijing have entered into a series of contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” As a result of these contractual agreements, we have the substantial ability to control Beijing Blue I.T. and Beijing Jingtian and receive substantially all the profits and absorb all the expected losses of Beijing Blue I.T. and Beijing Jingtian. Therefore we are considered the primary beneficiary of Beijing Blue I.T. and Beijing Jingtian. Accordingly, Beijing Blue I.T. and Beijing Jingtian are our VIEs under U.S. GAAP and we consolidate their results in our consolidated financial statements. We have confirmed with our PRC legal counsel on the compliance and validity of such ownership structure with PRC laws and regulations.Any changes in PRC laws and regulations that affect our ability to control Beijing Blue I.T. and Beijing Jingtian might preclude us from consolidating Beijing Blue I.T. and Beijing Jingtian in the future.

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

We fully impaired the net value of our property and equipment and intangible assets excluding CHN-IX as of December 31, 2017.

Impairment charge was nil, RMB399.1 million and RMB21.8 million (US$3.3 million) for the year ended December 31, 2015, 2016, and 2017, respectively.

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

Available-for-sale investments

We have classified our investments in convertible redeemable investments of certain unlisted companies and mutual funds as available-for-sale in accordance with ASC320-10, Investments — Debt and Equity Securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive income except for an other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investment for the years ended December 31, 2015, 2016 and 2017 were nil, nil and RMB3.2 million (US$0.5 million) respectively.

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

Share-based Compensation

We account for share options and restricted share units award issued to employees in accordance with ASC topic 718, or ASC 718, “Compensation-Stock Compensation.” In accordance with ASC 718, we determine whether a share option or restricted share units award should be classified and accounted for as a liability award or an equity award. All grants of share options and restricted share units award to employees classified as equity awards are recognized in the financial statements over their requisite service period based on their grant date fair values. All grants of shares options to employees classified as liability awards are remeasured at the end of each reporting period with any fair value adjustments recorded to the current period expenses. We have elected to recognize compensation expenses using the accelerated method for our share options and restricted share units award granted. For restricted share awards granted with performance conditions, we commence recognition of the related compensation expense if it is probable the defined performance condition will be met. To the extent that we determine that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change.

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

Hong Kong

Our subsidiary in Hong Kong, ChinaCache Network (Hong Kong) Limited, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. ChinaCache Network (Hong Kong) Limited had no taxable profits during the years ended December 31, 2015, 2016 and 2017, and accordingly we have made no provision for its income tax.

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

In November 2013, ChinaCache Beijing obtained the certificate of “high and new technology enterprise” jointly issued by the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation, and has since then continued to qualify as a “high and new technology enterprise” and been entitled to a reduced income tax rate of 15%. In December 2016, ChinaCache Beijing was recognized as a “high and new technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2016 to 2018.

In November 2012, Beijing Blue I.T. was recognized as a “high and new technology enterprise” and was eligible for a preferential tax rate of 15% effective retrospectively from 2012 to 2014. In July 2015, Beijing Blue I.T. was recognized as a “high and new technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2015 to 2017, Beijing Blue I.T. is currently in the process of applying for the renewal of such qualification.. In December 2013, Beijing Blue I.T. was recognized as a Key Software Enterprise jointly by the National Development and Reform Commission, the MIIT, Ministry of Commerce and the SAT, which entitled it to enjoy a preferential income tax rate of 10% for 2013 and 2014. The recognition of “Key Software Enterprise” was stopped since May 2015 and Beijing Blue I.T. has not made such filings with the authorities pursuant to Circular No. 49 yet and therefore does not enjoy the preferential tax rate of 10% for “Key Software Enterprise”.

Our other PRC subsidiaries are currently subject to an enterprise income tax rate of 25% unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) of their income from tax and enjoy a reduced enterprise income tax rate of 20%. Our PRC subsidiaries can enjoy such reduced enterprise income tax rate if their financial data are determined to meet the standard of “small scale and low profit” enterprise when filing with the tax bureau.

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

In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Circular 60. Accordingly, ChinaCache (Hong Kong), our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from ChinaCache Beijing and Xin Run, our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, Circular 60 and Circular 9, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that our Cayman Islands holding company, ChinaCache Holdings will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. It is also unclear whether the dividends ChinaCache Holdings receives from its PRC subsidiary, ChinaCache Beijing, will constitute dividends between “qualified resident enterprises” and therefore qualify for exemption from withholding tax, even if ChinaCache Holdings is deemed to be a “resident enterprise” for PRC enterprise income tax purposes. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under China’s Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.”

In November 2011, the PRC Ministry of Finance and the SAT jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and have been expanded to eight additional regions, including, among others, Beijing, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the SAT in May and December 2013, the pilot program has also been expanded nationwide. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax.  On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax.  Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries. In November 2017, PRC State Counsel issued State Counsel Order 691 to abolish business tax, and issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which certain other industries are subject to VAT.

All services provided by ChinaCache Beijing and Beijing Jingtian and certain services provided by Beijing Blue I.T. fall within the scope of the pilot program, and beginning in September 2012, revenues generated by these services are subject to VAT instead of business tax. All services provided by Beijing Blue I.T. fall within the scope of the pilot program on telecom industry, and beginning from June 2014, revenues generated by these services are subject to VAT instead of business tax.

Inflation

In the last three years, inflation in China has impacted our results of operations in varying degrees. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 wer 6.1%, 6.8% and 5.8% respectively. We may be affected significantly if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Net revenues	1,353,627	100.0%	1,054,235	100.0%	852,568	131,037	100.0%
Cost of revenues(1)(2)	(1,041,412)	(76.9)%	(1,077,810)	(102.2)%	(781,822)	(120,164)	(91.7)%
Gross profit (loss)	312,215	23.1%	(23,575)	(2.2)%	70,746	10,873	8.3%
Other operating income (loss)	13,911	1.0%	(19,044)	(1.8)%	(19,483)	(2,994)	(2.3)%
Operating expenses(1)
Sales and marketing expenses(1)	(115,621)	(8.5)%	(93,603)	(8.9)%	(61,770)	(9,494)	(7.2)%
General and administrative expenses(1)	(202,518)	(15.0)%	(256,007)	(24.3)%	(142,721)	(21,936)	(16.7)%
Provision (recovery of provision) for doubtful accounts receivable	3,892	0.3%	(9,010)	(0.8)%	(17,514)	(2,692)	(2.1)%
Transaction tax on assets transfer	(27,733)	(2.0)%	—	—	—	—	—
Research and development expenses(1)	(103,110)	(7.6)%	(104,018)	(9.9)%	(81,748)	(12,564)	(9.6)%
Impairment of long-lived assets	—	—	(399,094)	(37.9)%	(21,757)	(3,344)	(3.0)%
Impairment of long term investments	—	—	(18,240)	(1.7)%	(3,690)	(567)	(0.4)%
Total operating expenses	(445,090)	(32.8)%	(879,972)	(83.5)%	(329,200)	(50,597)	(39.0)%
Operating loss	(118,964)	(8.7)%	(922,591)	(87.5)%	(277,937)	(42,719)	(30.8)%
Interest income	4,618	0.3%	4,669	0.4%	1,430	220	(0.2)%
Interest expense	(13,158)	(1.0)%	(11,647)	(1.1)%	(18,665)	(2,869)	(2.2)%
Other income	2,991	0.2%	5,336	0.5%	(5,303)	(815)	(0.6)%
Foreign exchange gain, net	13,164	1.0%	14,209	1.4%	(11,043)	(1,697)	(1.3)%
Loss before income taxes	(111,349)	(8.2)%	(910,024)	(86.3)%	(311,518)	(47,880)	(36.1)%
Income tax benefit (expense)	22,614	1.7%	(4,229)	(0.4)%	(59,648)	(9,168)	(8.5)%
Net loss	(88,735)	(6.5)%	(914,253)	(86.7)%	(371,166)	(57,048)	(44.6)%
Net loss attributable to the noncontrolling interest	(44)	(0.0)%	(776)	(0.1)%	(2,005)	(308)	(0.3)%
Net loss attributable to ChinaCache	(88,691)	(6.5)%	(913,477)	(86.6)%	(369,161)	(56,740)	(44.3)%

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	3,670	5,961	490	75
Sales and marketing expenses	2,882	2,753	254	39
General and administrative expenses	38,796	72,483	9,631	1,480
Research and development expenses	3,258	3,828	562	86
Total share-based compensation expense included in cost of revenues and operating expenses	48,606	85,025	10,937	1,680

(2)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues decreased by 19.1% from RMB1,054.2 million for the year ended December 31, 2016 to RMB852.6million (US$131million) for the year ended December 31, 2017. The decrease was primarily due to the interruption of our services we experienced caused by certain platform issues and intensified industry competition. The number of our active customers decreased by 10.5% from 1,999 as of December 31, 2016 to 1789 as of December 31, 2017.

Cost of Revenues

Our cost of revenues decreased by 27.5% from RMB1,077.8 million for the year ended December 31, 2016 to RMB781.8million (US$120.2million) for the year ended December 31, 2017. The decrease was primarily due to a decrease in our bandwidth, co-location and storage fees of RMB161.6 million (US$24.8 million),, a decrease in depreciation of network equipment and amortization of intangible assets of RMB124.8 million (US$19.2 million), a decrease of other cost of revenues of RMB10.7 million (US$ 1.6 million), and a decrease of our payroll and other compensation costs of network operations personnel of RMB20.2million (US$3.1 million).. Cost of revenues included share-based compensation expenses of RMB0.5 million (US$0.1 million) for the year ended December 31, 2017, compared to RMB6.0 million for the year ended December 31, 2016.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Bandwidth, co-location and storage fees	842,726	681,134	104,688
Depreciation of network equipment and amortization of intangible assets	134,079	9,244	1,421
Payroll and other compensation costs of network operations personnel	76,702	56,455	8,677
Other cost of revenues	24,303	34,989	5,378
Total cost of revenues	1,077,810	781,822	120,164

Other Operating Loss

Our other operating loss was RMB19.5 million (US$3 million) for the year ended December 31, 2017 which was due to the provision of late delivery penalties accrued upon our agreement with BFSMC,as compared to our other operating income of RMB19.0 million for the year ended December 31, 2016.

Operating Expenses

Our operating expenses decreased from RMB880.0 million for the year ended December 31, 2016 to RMB329.2 million (US$50.6 million) for the year ended December 31, 2017, We expect our operating expense, as percentage of sales revenue, will decrease going forward as we exercise stringent cost control to fend off margin erosion to CDN business as a result of pricing-centric competition in the market.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 34% from RMB93.6 million for the year ended December 31, 2016 to RMB61.8 million (US$9.5 million) for the year ended December 31, 2017. The year-over-year decrease was primarily due to improved cost control measures implemented throughout our company.

General and Administrative Expenses. Our general and administrative expenses decreased by 44% from RMB256.0 million for the year ended December 31, 2016 to RMB142.7 million (US$21.9million) for the year ended December 31, 2017, primarily due to

•	a decrease of RMB63.8 million (US$9.8 million) in share-based compensation expenses associated with newly granted restricted share units in 2017;
•	a decrease of RMB20.4 million (US$3.1million) in general operating fees related to reduction of counsel fees;
•	a decrease of RMB81.9 million (US$12.6 million) in salary expenses including option fees related to strategic hires in 2016; and
•	a decrease of RMB10.8million (US$1.7 million) in depreciation of facilities and office equipment.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable was RMB17.5 million (US$2.7 million) for the year ended December 31, 2017, as compared to RMB9.0 million for the year ended December 31, 2016. The increase from 2016 to 2017 was primarily due to the Company electing to adopt a more prudent doubtful account provision.

Research and Development Expenses. Our research and development expenses decreased by 21.4% from RMB104.0 million for the year ended December 31, 2016 to RMB81.7million (US$12.6 million) for the year ended December 31, 2017. The decrease was primarily due to a decrease of RMB10.8 million (US$1.7million) of down-sized R&D staff as a result of the Company’s integrating several development platforms, as well as RMB 12.6 million (US$1.9 million) in depreciation expense reduction from R&D related asset impairment.

Impairment of long-lived assets. We recorded the impairment of long-lived assets of RMB399.1 million and RMB21.8 million (US$3.3 million) for the years ended December 31, 2016 and December 31, 2017, respectively. The result was due to the deterioration of our operating results.

Impairment of long term investments. Our impairment of long term investments was RMB18.2 million and RMB3.7 million (US$0.6 million) for the years ended December 31, 2016 and December 31, 2017, respectively.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2017 was RMB 277.9 million (US$42.7 million), as compared to operating loss for the year ended December 31, 2016 of RMB922.6 million.

Income Tax Expense

We had income tax expense of RMB59.6 million (US$9.2 million) for the year ended December 31, 2017, as compared to income tax benefit of RMB4.2 million for the year ended December 31, 2016. Our income tax expense for the year ended December 31, 2017 was mainly composed of RMB29.4 million (US$4.5 million) of current income tax expenses and RMB30.2million (US$4.6 million) of deferred tax expenses.

Net Loss

As a result of the above, we had net loss of RMB RMB371.2million (US$57.0 million) for the year ended December 31, 2017, as compared to a net loss of RMB914.3 million for the year ended December 31, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues

Our net revenues decreased by 22.1% from RMB1,353.6 million for the year ended December 31, 2015 to RMB1,054.2 million for the year ended December 31, 2016. The decrease was primarily due to the interruption of our services we experienced caused by certain platform issues and intensified industry competition. The number of our active customers decreased by 7.8% from 2,169 as of December 31, 2015 to 1,999 as of December 31, 2016.

Cost of Revenues

Our cost of revenues increased by 3.5% from RMB1,041.4 million for the year ended December 31, 2015 to RMB1,077.8 million for the year ended December 31, 2016. The increase was primarily due to an increase in our bandwidth, co-location and storage fees of RMB49.2 million, and an increase in depreciation of network equipment and amortization of intangible assets of RMB0.2 million, partially offset by a decrease of other cost of revenues of RMB8.4 million , and a decrease of our payroll and other compensation costs of network operations personnel of RMB4.6 million. Cost of revenues included share-based compensation expenses of RMB6.0 million for the year ended December 31, 2016, compared to RMB3.7 million for the year ended December 31, 2015.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB
	(in thousands)
Bandwidth, co-location and storage fees	793,498	842,726
Depreciation of network equipment and amortization of intangible assets	133,854	134,079
Payroll and other compensation costs of network operations personnel	81,309	76,702
Other cost of revenues	32,751	24,303
Total cost of revenues	1,041,412	1,077,810

Other Operating Loss

Our other operating loss was RMB19.0 million for the year ended December 31, 2016, which was due to the provision of late delivery penalties accrued upon our agreement with BFSMC, as compared to our other operating income of RMB13.9 million for the year ended December 31, 2015.

Operating Expenses

Our operating expenses increased from RMB445.1 million for the year ended December 31, 2015 to RMB880.0 million for the year ended December 31, 2016, mainly attributable to our losses from impairment of long-lived assets in 2016. We expect our operating expenses related to daily operation, to increase as we expand our business.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 19.0% from RMB115.6 million for the year ended December 31, 2015 to RMB93.6 million for the year ended December 31, 2016. The year-over-year decrease was primarily due to improved cost control measures implemented throughout our company.

General and Administrative Expenses. Our general and administrative expenses increased by 26.4% from RMB202.5 million for the year ended December 31, 2015 to RMB256.0 million for the year ended December 31, 2016, primarily due to

•	an increase of RMB33.7 million in share-based compensation expenses associated with newly granted restricted share units in 2016;
•	an increase of RMB12.2 million in professional fees related to transactional and other consulting services;
•	an increase of RMB4.3 million in salary expenses related to strategic hires; and
•	an increase of RMB2.3 million in depreciation of facilities and office equipment.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable was RMB9.0 million for the year ended December 31, 2016, as compared to negative RMB3.9 million for the year ended December 31, 2015. The increase from 2015 to 2016 was primarily due to reversals of provision for doubtful accounts receivable from certain customers for the year ended December 31, 2015.

Transaction tax on assets transfer. Our transaction tax on assets transfer was RMB27.7 million for the year ended December 31, 2015, which was related to an asset transaction within our company, and we did not incur any transaction tax on assets transfer for the year ended December 31, 2016.

Research and Development Expenses. Our research and development expenses increased by 0.9% from RMB103.1 million for the year ended December 31, 2015 to RMB104.0 million for the year ended December 31, 2016. The increase was primarily due to an increase of RMB2.7 million in salary expenses, including share-based compensation expenses, for continued efforts in online service solutions development.

Impairment of long-lived assets. We recorded the impairment of long-lived assets of RMB399.1 million for the year ended December 31, 2016 due to the deterioration of our operating results. We did not incur the impairments of long-lived assets in the year ended December 31, 2015.

Impairment of long term investments. Our impairment of long term investments was nil and RMB18.2 million for the year ended December 31, 2015 and 2016, respectively.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2016 was RMB922.6 million, as compared to operating loss for the year ended December 31, 2015 of RMB119.0 million.

Income Tax Expense

We had income tax expense of RMB4.2 million for the year ended December 31, 2016, as compared to income tax benefit of RMB22.6 million for the year ended December 31, 2015. Our income tax expense for the year ended December 31, 2016 was mainly composed of RMB1.1 million of current income tax expenses and RMB3.1 million of deferred tax expenses.

Net Loss

As a result of the above, we had net loss of RMB914.3 million for the year ended December 31, 2016, as compared to a net loss of RMB88.7 million for the year ended December 31, 2015.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from bank borrowings, operating activities, and the proceeds from our initial public offering in 2010 and subsequent private placement in 2014. In October 2010, we completed our initial public offering in which we issued and sold 5,923,247 ADSs representing 94,771,952 ordinary shares, resulting in net proceeds to us of approximately US$76.6 million. In March 2014, we issued and sold an aggregate of 53,855,569 ordinary shares, represented by 3,365,973 ADSs, to a group of institutional investors affiliated with Wellington Management Company, LLP for an aggregate purchase price of approximately US$55.0 million.

As of December 31, 2017, we had RMB106.7million (US$16.4million) in cash and cash equivalents.

Our board and management are now reviewing strategy and priorities for the next 12 months. We will be focusing on a number of business initiatives and strategies to improve cash revenue from operation assets and operation efficiency, together with obtaining credit facilities. First, we will focus on generating cash revenue from the improvement of  CDN operations to increase our liquidity and reinvest in potential project pipeline. Second, we plan to use the cash inflows to be funded by the credit facilities to support and complete our cloud infrastracture. Third, we will explore strategies to enhance the company’s competitiveness in high-level data center operation and service. .. Lastly, we plan to better manage our selling and general administrative expenses to improve operation efficiency.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. See “Item 3. Risk Factors — D. Risks Related to Our Business and Industry — We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.”

Although we consolidate the results of Beijing Blue I.T. and Beijing Jingtian and their respective subsidiaries, our access to the cash balances or future earnings of these entities is only through our contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders. See “Item 4. Information on the Company —C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	770,476	(187,180)	(99,041)	(15,220)
Net cash used in investing activities	(432,349)	(202,390)	(88,295)	(13,724)
Net cash provided by (used in) financing activities	(106,797)	(84,645)	149,007	22,902
Net increase (decrease) in cash and cash equivalents	231,330	(474,215)	(39,329)	(6,045)
Effect of foreign exchange rate changes on cash	9,009	14,617	(10,584)	(1,628)
Cash and cash equivalents at beginning of the period	375,879	616,218	156,620	24,072
Cash and cash equivalents at end of the period	616,218	156,620	106,709	16,401

Operating Activities

Net cash used in operating activities was RMB99.0 million (US$15.2million) for the year ended December 31, 2017. Net cash used in operating activities for the year ended December 31, 2017 reflects a net loss of RMB371.2 million (US$57.0 million), adjusted by reconciling items in the total amount of RMB272.1 million (US$41.9 million), which primarily include depreciation of property and equipment of RMB9.1 million (US$1.4 million), share-based compensation expenses of RMB10.9 million (US$1.7 million), impairment of long-lived assets of RMB21.8 million (US$3.3 million), impairment of long term investments of RMB3.7 million (US$0.6 million), foreign exchanges loss of RMB11.0 million (US$1.7 million), allowance for doubtful accounts of RMB17.5 million (US$2.7million), amortization of intangible assets and land use right of RMB2.4 million (US$0.4million), deferred tax expense of RMB30.2million (US$4.6 million), loss from disposal of property and equipment of RMB0.6 million (US$0.1 million) and interest expense of RMB4.3million (US$0.7 million). Additional major factors that affected operating cash flows for the year ended December 31, 2017 include: (i) an increase of RMB60.9 million (US$9.4 million) in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (ii) an increase of accrued expenses and other payables of RMB61.4 million (US$9.4million) primarily due to the decrease in payables for purchase of property and equipment; (iii) a increase of RMB14.0 million (US$2.2 million) in accounts receivable primarily due to improved accounts receivable collection; (iv) an increase of RMB58.3 million (US$9.0 million) in long term deposits and other non-current assets; (v) a decrease of RMB26.5 million (US$4.1million) in prepaid expense and other current assets; and (vi) a decrease of RMB4.6 million (US$0.7 million) in Deferred government grant.

Net cash used in operating activities was RMB187.2 million for the year ended December 31, 2016. Net cash used in operating activities for the year ended December 31, 2016 reflects a net loss of RMB914.3 million, adjusted by reconciling items in the total amount of RMB659.3 million, which primarily include depreciation of property and equipment of RMB155.2 million, share-based compensation expenses of RMB85.0 million , impairment of long-lived assets of RMB399.1 million, impairment of long term investments of RMB18.2 million, foreign exchanges gain of RMB14.2 million, allowance for doubtful accounts of RMB9.0 million, amortization of intangible assets and land use right of RMB3.9 million, gain from sale of short term investments of RMB3.6 million, deferred tax expense of RMB3.1 million, loss from disposal of property and equipment of RMB2.0 million and interest expense of RMB1.4 million. Additional major factors that affected operating cash flows for the year ended December 31, 2016 include: (i) an increase of RMB101.4 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (ii) a decrease of accrued expenses and other payables of RMB73.2 million primarily due to the decrease in payables for purchase of property and equipment; (iii) a decrease of RMB41.8 million in accounts receivable primarily due to improved accounts receivable collection; (iv) an increase of RMB1.2 million in long term deposits and other non-current assets; (v) an increase of RMB1.1 million in prepaid expense and other current assets; and (vi) an increase of RMB1.1 million in accrued employee benefits.

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

Investing Activities

Net cash used in investing activities was RMB89.3million (US$13.7million) for the year ended December 31, 2017. Net cash used in investing activities for the year ended December 31, 2017 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB73.7 million (US$11.3 million); ; (ii) cash paid for purchases of property and equipment and intangible assets of RMB15.2 million (US$2.3 million); and (iii) cash paid for long term investments of RMB0.4 million (US$0.1 million); and (iv) cash received from sales of short term investment of RMB10.0 million (US$1.5 million).

Net cash used in investing activities was RMB202.4 million for the year ended December 31, 2016. Net cash used in investing activities for the year ended December 31, 2016 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB222.3 million; (ii) cash paid for purchases of property and equipment and intangible assets of RMB59.2 million (US$8.5 million); and (iii) cash paid for long term investments of RMB2.2 million; partially offset by (i) cash received from sales of short term investment of RMB53.6 million; and (ii) cash received from sales of short term investment of RMB26.8 million;

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

Net cash used in financing activities was RMB411.7 million (US$63.3 million) for the year ended December 31, 2017. Net cash used in financing activities for the year ended December 31, 2017 resulted primarily from (i) proceeds from bank borrowings of RMB411.7 million (US$63.3 million).

Net cash used in financing activities was RMB84.6 million for the year ended December 31, 2016. Net cash used in financing activities for the year ended December 31, 2016 resulted primarily from (i) payment of capital lease obligation of RMB74.5 million; (ii) payment for repurchase of ordinary shares of RMB39.4 million; and (iii) repayment of bank borrowings of RMB7.7 million (US$1.1 million); partially offset by (i) proceeds from bank borrowings of RMB29.3 million; and (ii) proceeds from employee share options exercised of RMB7.6 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T. and Beijing Jingtian, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T. and Beijing Jingtian. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements. Beijing Blue I.T. contributed to 77.1%, 61.9% and 55.1% of our total net revenues in 2015, 2016 and 2017, respectively. Beijing Jingtian’s contribution to our total net revenues in 2015, 2016 and 2017 was immaterial.

Conducting our operations through contractual arrangements with our consolidated variable interest entities in China entails a risk that we may lose effective control over our consolidated variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties” and “We rely on contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries ChinaCache Beijing and Xin Run. The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian. In 2015, 2016 and 2017, the aggregate amount of service fees that ChinaCache Beijing charged Beijing Blue I.T. and Beijing Jingtian was RMB83.5 million, RMB46.7 million and RMB32.1 million (US$4.9 million), respectively, which accounted for 6.2%, 4.4% and 3.8%, respectively, of our total net revenues.

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

After paying the withholding taxes applicable to ChinaCache Beijing and Xin Run’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing and Xin Run would be available for distribution to us, ChinaCache Beijing and Xin Run’s shareholder, although we have not, and do not have such plan at present to, make such distributions. As of December 31, 2017, the amount of the net assets of ChinaCache Beijing, Xin Run and our consolidated variable interest entities, which includes the paid-in-capital and statutory reserves of ChinaCache Beijing and Xin Run and the equity of our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate a deficit of RMB767.2 million (US$117.9 million). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

Furthermore, cash transfers from ChinaCache Beijing and Xin Run to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of ChinaCache Beijing, Xin Run and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues.”

Capital Expenditures

We had capital expenditures of RMB417.8 million, RMB356.0 million and RMB162.8 million (US$25.0 million) in 2015, 2016 and 2017, respectively, representing 30.9%, 33.8% and 19.1% of our total net revenues for such years, respectively. Our capital expenditures were primarily for the purchase of land use right, servers, other property and equipment and certain intangible assets and cash paid for cloud infrastructure construction in progress, for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities. We expect that our capital expenditures in 2018 will increase from 2017 as we will focus on completing the cloud infrastructure to prepare the company’s expanded IDC business.

C.	Research and Development

Our internal research and development team consisted of 271 engineers as of December 31, 2017, representing approximately 44% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. As of the date of this annual report, we have 55 PRC patents, two U.S. patents, three PRC patent applications and 23 software copyright registrations in China relating to the technologies used in our business.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. We incurred RMB103.1 million, RMB104.0 million and RMB81.7 million (US$12. 6 million) of research and development expenses in 2015, 2016 and 2017, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.Off-Balance Sheet Arrangements

Other than the operating lease obligations and purchase commitments set forth in the table below, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

E.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Capital lease obligations(1)	45,026	43,587	1,439	-	-
Operating lease obligations(2)	39,767	20,458	19,309	-	-
Purchase commitments(3)	188,203	188,203	-	-	-
Total	272,996	252,248	20,748	—	—

(1)	Capital lease obligations refers to our obligations for leasing certain computer equipment and optical fibers, and the total amount of interest to be paid is RMB1.0 million (US$0.1 million).

(2)	Operating lease obligations refers to our future minimum lease payments for office space under non-cancelable operating leases.

(3)	Purchase commitments refers to our commitment to purchase bandwidth and cloud infrastructure from our bandwidth and construction providers.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Song Wang	54	Chairman and Chief Executive Officer
Jean Xiaohong Kou	56	Director and Senior Vice President
Yunjie Liu	75	Director
Fuya Zheng	53	Director
Bang Zhang	50	Director
Guangsheng Meng	50	Chief Financial Officer

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

Mr. Fuya Zheng, aged 53, has served as our director since February 2018. He was an independent non-executive director of Yindge Gases Group Company Limited from September 2009 to September 2017. Mr. Zheng was a director of Cogo Group, Inc., a company listed on the NASDAQ and has since January 1, 2008 served as the chief financial officer of the same company. Mr. Zheng was previously vice president of travel service at eLong, Inc., one of the leading online travel service companies in China and listed on the NASDAQ, where Mr. Zheng was responsible for the overall operation of eLong Inc.’s travel services. Mr. Zheng has more than ten years of experience in the service industry. Mr. Zheng received a Bachelor of Business Administration majoring in accounting from City University of New York in 1994.

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

Mr. Guangsheng Meng joined the Company as its Senior Vice President in January 2018, and was subsequently appointed as Chief Financial Officer on April 20, 2018. With over two decades of senior financial management record, Mr. Meng is experienced in leading and advising both public and private companies through complex restructurings, financial engineering and capital market transactions. From 2009 to 2017, Mr. Meng was the Chief Financial Officer of China Gerui Advanced Materials Group Limited. Prior to that, Mr. Meng served as Senior Vice President/Chief Financial Officer with A-Power Energy Generation Systems Ltd., Terex (China) Ltd., Shell (China) Ltd., Koch Materials (China) Company (a subsidiary of Koch Industries Inc.), etc. A Certified Public Accountant, Mr. Meng received his Master of Business Administration in Finance from Georgetown University in 1997 and is fluent in English and Mandarin.

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

For the fiscal year ended December 31, 2017, the aggregate compensation we paid to our executive officers was approximately RMB9.5million (US$1.5 million) and the aggregate compensation we paid to our non-executive directors for the same period was approximately RMB1.2million (US$0.2 million). For the same period, we paid RMB0.3million (approximately US$48000 for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

Stock Incentive Plans

In October 2008, May 2009, May 2010 and July 2011, we adopted our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Share Incentive Plan, respectively. These four plans are referred to herein as the “Stock Incentive Plans.” The Stock Incentive Plans were adopted to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The Stock Incentive Plans permit the grant of options to purchase our ordinary shares, share appreciation rights, restricted share units, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2007, 2008, 2010 and 2011 plans is 14,000,000 shares, 8,600,000 shares, 9,000,000 shares and 22,000,000 shares, respectively. On July 2, 2012, our shareholders approved amendments to our 2011 plan which provide, in effect, that the maximum aggregate number of ordinary shares that may be issued pursuant to all awards, or the Award Pool, under the 2011 plan shall be equal to five percent of the total issued and outstanding ordinary shares as of July 2, 2012; provided that, the ordinary shares reserved in the Award Pool shall be increased automatically if and whenever the unissued ordinary shares reserved in the Award Pool accounts for less than one percent of the total then issued and outstanding ordinary shares, as a result of which increase the unused ordinary shares reserved in the Award Pool immediately after each such increase shall equal to five percent of the then issued and outstanding ordinary shares.

As of March 31, 2018, we had granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 9,099,872 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 49,017,808 ordinary shares and 76,634,512 restricted share units under our 2011 Share Incentive Plan.

The following table summarizes, as of March 31, 2018, the stock options granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Option Granted	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Song Wang	2,400,000	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	1,600,000	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	320,000	0.24	January 1, 2014	July 8, 2013	July 7, 2023
	1,692,608	0.5294	January 1, 2014	December 23, 2014	December 22, 2024
	8,960,000	0.0725	January 1, 2016	December 13, 2017	December 12, 2027
Jean Xiaohong Kou	430,000	0.24	January 1, 2013	July 8,2013	July 7, 2023
	160,000	0.24	January 1, 2014	July 8,2013	July 7, 2023
Yunjie Liu	*	0.01	April 1, 2007	March 31, 2007	March 30, 2016
	*	0.01	October 1, 2007	September 30, 2007	September 29, 2016
	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023
Fuya Zheng	—	—	—	—	—
Bang Zhang	—	—	—	—	—
Guangsheng Meng	—	—	—	—	—
Directors and officers as a group	16,922,608	0.01 to 0.5294
Other individuals as a group(1)	63,795,072	0.01 to 0.5294

The following table summarizes, as of the March 31, 2018, the restricted share units granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Restricted Share Units Granted	Vesting Commencement Date	Date of Grant
Song Wang	960,000	January 1, 2013	July 8, 2013
	1,600,000	January 1, 2014	December 23, 2014
	3,680,000	January 1,2015	December 11,2015
	11,440,000	January 1,2015	December 11,2015
	7,920,000	December 1, 2017	December 13, 2017
Jean Xiaohong Kou	320,000	January 1, 2013	July 8, 2013
	1,646,304	January 1, 2014	December 23, 2014
	9,493,328	January 1,2015	December 11,2015
	1,645,328	January 1,2015	December 11,2015
	7,933,344	December 1, 2017	December 13, 2017
Yunjie Liu	—	—	—
Fuya Zheng	—	—	—
Bang Zhang	*	December 1, 2017	December 13, 2017
Guangsheng Meng	—	—	—
Directors and officers as a group	47,598,304
Other individuals as a group(1)	29,036,208

*             In aggregate owns options and/or restricted share units to acquire less than 1% of our outstanding ordinary shares on an as-converted basis.

(1)	Includes a director who has left the company.

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

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in the company by way of qualification. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval or compensation committee approval or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his or her interest in any contract, proposal or arrangement (including arrangement with respect to compensation to himself or herself or any other members of the board) in which he or she is materially interested, such a director may vote in respect of such contract, proposal or arrangement and may be counted in the quorum at such a meeting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Bang Zhang, Yunjie Liu and Fuya Zheng. Mr. Zhang, Mr. Liu and Mr. Zheng satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. Bang Zhang is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Fuya Zheng and Yunjie Liu. Mr. Zheng and Mr. Liu satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. Mr. Zheng is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Song Wang and Yunjie Liu. Mr. Liu satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. Mr. Wang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 1,128, 861 and 611 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees by function as of December 31, 2017:

Functional Area	Number of Employees	% of Total
Customer service	111	18.1%
Sales and marketing	121	19.8%
Research and development	271	44.4%
Management and administration	108	17.7%
Total	611	100.0%

Of our total employees as of December 31, 2017, 518 were located in Beijing, 53 were located in other cities throughout China and 40 were located outside China. We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. In February 2016, about 30 of our employees initiated arbitration for labor dispute against Xin Run, Beijing Shouming, Beijing Zhao Du and Xin Run’s Tianjin Branch with Shunyi Labor Dispute Arbitration Committee and Chaoyang Labor Dispute Arbitration Committee.  They withdrew the arbitration request in June 2016 and later re-initiated the arbitration proceeding in May 2017. The arbitrators ruled that our subsidiaries should pay compensation in the amount of approximately RMB0.6 million to those employees. The arbitration award was supported by the judgement of trial court.  We have appealed the judgement to the appellate court in October 2017 and the appellate court dismissed the appeal and sustained the original judgement in October and November 2017. We believe that these are isolated cases and that our employee relations are good.

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

Please refer to “Item 7 — Major Shareholders and Related Party Transactions.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018, by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of March 31, 2018 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 426,267,345 ordinary shares outstanding as of March 31, 2018 for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following March 31, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Song Wang(1)	86,600,733	20.3%
Jean Xiaohong Kou(2)	86,600,733	20.3%
Yunjie Liu	—	—
Fuya Zheng	—	—
Bang Zhang	*	*
Guangsheng Meng	—	—
All Directors and Executive Officers as a Group	86,920,733	20.4%
Principal Shareholders:
Consolidated Capital Holdings Ltd.(1)(2)(3)	56,543,248	13.8%
Investor AB(4)	42,391,092	10.4%
FIL Limited(5)	40,300,208	9.8%

*	Less than 1%.

(1)	Consists of (i) 56,487,472 ordinary shares and 3,486 ADSs representing 55,776 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 18,864,096 ordinary shares that Mr. Song Wang has the right to acquire upon exercise or vesting of equity incentive awards within 60 days after March 31, 2018, and (iv) 10,880,096 ordinary shares that Mr. Wang’s wife, Ms. Jean Xiaohong Kou has the right to acquire upon exercise or vesting of equities incentive awards within 60 days after March 31, 2018. Song Wang and Jean Xiaohong Kou possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(2)	See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou are husband and wife, and may be deemed to share beneficial ownership of the shares and ADSs held by each other. The business address for Ms. Kou is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(3)	The business address for Consolidated Capital Holdings Ltd. is c/o Jean Xiaohong Kou, Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(4)	Consists of (i) 22,954,468 ordinary shares and 419,996 ADSs, representing 6,719,936 ordinary shares held by Investor Investments Asia Limited, (ii) 9,836,608 ordinary shares and 180,005 ADSs representing 2,880,080 ordinary shares held by Investor Group Asia, L.P.,as reported in a Schedule 13G/A filed on February 14, 2018 by Investor AB. We refer to these funds collectively as Investor AB Funds. The business address for Investor AB Funds is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden. Investor AB, a limited liability company incorporated under the laws of Sweden, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all the shares held by Investor AB Funds. Investor Group Asia, L.P. is a Guernsey limited partnership.

(5)	Consists of 40,300,208 ordinary shares beneficially owned by FIL Limited as reported in a Schedule 13G/A filed on February 13, 2018 by FIL Limited and other filers. The business address for FIL Limited is Pembroke Hall, 42, Crow Lane, Hamilton, Bermuda.

To our knowledge, as of March 31, 2018, 386,583,680 of our ordinary shares, or approximately 84.8% of our total outstanding ordinary shares, were held by three record holders in the U.S., including Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the U.S. is likely to be much larger than the number of record holders of our ordinary shares in the U.S. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated Variable Interest Entities

See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements.”

Stock Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Incentive Plans.”

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

In September 2015, Xin Run increased its registered capital by US$0.2 million, which was subscribed by Tianjin Shuishan and thus Xin Run was converted from a wholly foreign-owned enterprise to a sino-foreign joint venture with ChinaCache Networks (Hong Kong) Limited and Tianjin Shuishan each holding 99% and 1%, respectively, of its equity interest. In December 2015, we entered into definitive agreements for Xin Run, pursuant to which Tianjin Shuishan, KPIW (Beijing) Investment Fund Co., Ltd. and Tianjin Dingsheng will subscribe for 36%, 22% and 2%, respectively, of the post-investment equity interest in Xin Run for a consideration of RMB225.0 million, RMB137.5 million and RMB12.5 million, respectively. The agreements were later terminated. In March 2017, we entered into another set of definitive agreements for Xin Run, pursuant to which Tianjin Shuishan, Shanghai Qiaoyong and Tianjin Dingsheng will purchase 47.7%, 26.3% and 5.0%, respectively, of the equity interest in Xin Run for a consideration of RMB133.5 million, RMB73.7 million and RMB14.0 million, respectively. Tianjin Shuishan is owned by Mr. Song Wang and Ms. Jean Xiaohong Kou. On December 28, 2017, the board of approval to terminate the translation. On March 23, 2018, we entered into a termination agreement with relevant parties and terminated the equity transfer of Xin Run.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

We and certain of our current and former officers and directors have been named as defendants in a putative shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “District Court”): Xu v. ChinaCache International Holdings Ltd., et al., Civil Action No. 2:15-cv-07952-CAS-RAO (C.D. Cal.) (filed on October 9, 2015).  The action — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from March 27, 2015 to August 20, 2015 — alleges that certain of our statements in press releases, quarterly earnings calls, and an SEC filing contained misstatements or omissions related to our High Performance Cloud Cache platform and asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act.  On January 5, 2016, the District Court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel.  On February 19, 2016, the lead plaintiff filed a First Amended Complaint.  On August 15, 2016, the District Court dismissed without prejudice the First Amended Complaint against our Company. On September 14, 2016, the lead plaintiff filed the Second Amended Complaint. On January 9, 2017, the District Court dismissed the Second Amended Complaint without prejudice, allowing plaintiff to file the Third Amended Complaint on or before January 30, 2017. On February 28, 2017, the lead plaintiff filed a motion for judgment on the pleadings, which the District Court granted on March 1, 2017. On March 6, 2017, the lead plaintiff filed a notice of appeal of the District Court’s order granting our company’s motion to dismiss and other related orders to the U.S. Court of Appeals for the Ninth Circuit (the “Court of Appeals”). On September 13, 2017, the lead plaintiff filed with the Court of Appeals a motion for extension of time to file its opening brief, reporting to the Court of Appeals that the lead plaintiff and we have reached an agreement in principle for the settlement of the purported class action, which settlement would require approval by the District Court.  On September 14, 2017, the Court of Appeals granted the lead plaintiff’s motion for extension of time to file its opening brief. On February 14, 2018, the lead plaintiff filed an unopposed motion to remand the case to the District Court for the limited purpose of enabling the District Court to consider the parties’ settlement agreement, which motion was granted by the Court of Appeals on March 6, 2018. On March 28, 2018, the lead plaintiff filed an unopposed motion for preliminary approval of class action settlement in the District Court, requesting that the District Court a) preliminarily approve a settlement agreement that the parties reached to settle the case for USD 990,000, b) certify the proposed settlement class for settlement purposes only, c) approve the parties’ proposed form and method of giving settlement class members notice of the action and proposed settlement, and d) set a hearing at which the District Court will consider whether to grant final approval of the settlement, dismiss claims against defendants, approve the release of claims against all released parties, enter judgment, and award attorneys’ fees and expenses to co-lead counsel. The lead plaintiff’s unopposed motion is currently pending before the District Court.

We believe the case is without merit and intend to defend the action vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors — Risks Related to Our ADSs — We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

In August 2017, our PRC subsidiary, Xin Run, initiated a lawsuit against BFSMC in Beijing, arising out of the sales of data center buildings. We sought the payment of purchase price in the amount of RMB105.6 million and the relating interest. In September 2017, BFSMC filed the statement of defense and made a counterclaim, claiming, among others, the late delivery penalties and relating losses. Thereafter we filed a motion to dismiss BFSMC’s counterclaim arguing that the court does not have the jurisdiction. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case. In April 2018, we were notified by the court that our motion was dismissed and as a result, the lawsuit is currently pending. In addition, Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

In October 2017, a subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest in a total amount of approximately RMB30 million. We filed a motion to dismiss for lack of jurisdiction. However, the motion was rejected by the court and as a result, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

In view of the nature of the claims, both factual and legal, that were raised in the proceedings and given the stage of the proceedings, it is impossible at this stage to properly evaluate the prospect of the lawsuits being successful. See “Item3. Key Information — D. Risk Factor — If we are required to seek additional funding, such funding may not be available on commercially acceptable terms, if at all”.

A claim was raised by the construction company of the data center buildings in 2017 against Xin Run, for the alleged non-payment of construction fees of RMB73.9 million and the relating interest. We believe that the claims are without merit and intend to defend the claims vigorously.  We consider that given the preliminary status of the trial, our Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

Dividend Policy

We do not have any present plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and support our business.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China for our cash needs. Our PRC subsidiaries are required to comply with applicable PRC regulations when it pays dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

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

The last reported closing price for our ADSs on April 27, 2018 was US$1.25 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2013	10.64	3.50
Fiscal Year 2014	29.34	8.31
Fiscal Year 2015	15.69	4.69
Fiscal Year 2016	10.48	2.33
Fiscal Year 2017	3.05	0.72
Quarterly Highs and Lows
First Fiscal Quarter of 2016	10.48	5.96
Second Fiscal Quarter of 2016	9.65	6.13
Third Fiscal Quarter of 2016	6.95	3.58
Fourth Fiscal Quarter of 2016	4.28	2.33
First Fiscal Quarter of 2017	2.80	1.45
Second Fiscal Quarter of 2017	1.78	0.82
Third Fiscal Quarter of 2017	1.17	0.72
Fourth Fiscal Quarter of 2017	3.05	0.85
First Fiscal Quarter of 2018	2.89	1.07
Monthly Highs and Lows
October 2017	1.39	0.84
November 2017	1.26	0.96
December 2017	3.05	0.93
January 2018	2.89	1.69
February 2018	1.63	1.24
March 2018	1.45	1.07

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. As set forth in article 3 of our amended and restated memorandum of association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Board of Directors” and “Item 6. Directors, Senior Management and Employees — C. Board Practices — Terms of Directors and Officers.”

Ordinary Shares

General. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law.

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

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described below or in “Item 4. Information on the Company” or elsewhere in this annual report.

In March 2017, we entered into a set of definitive agreements for Xin Run, pursuant to which Tianjin Shuishan, Shanghai Qiaoyong and Tianjin Dingsheng will purchase 47.7%, 26.3% and 5.0%, respectively, of the equity interest in Xin Run for a consideration of RMB133.5 million, RMB73.7 million and RMB14.0 million, respectively (the “Equity Transfer of Xin Run”). Tianjin Shuishan is owned by Mr. Song Wang and Ms. Jean Xiaohong Kou. On December 28, 2017, the board of approval to terminate the translation. On March 23, 2018, we entered into a termination agreement with relevant parties and terminated the Equity Transfer of Xin Run.

On October 30, 2017, one of our PRC subsidiaries, Xin Run, entered into a series of loan agreements with Fushun Bank Co., Ltd., Shenyang Branch, under which Xin Run can borrow a mortgage loan of RMB90.0 million and a working capital loan of RMB150.0 million. The loans have a repayment schedule of three years. Our Chairman and CEO, Mr. Song Wong, provided guarantees to these loans.

On December 21, 2017, Xin Run entered into a loan agreement with Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch, under which Xin Run may borrow for a maximum amount of RMB220 million with the term expiring on December 20, 2022. The loan was guaranteed by certain real properties and land use rights owned by Xin Run and certain personal properties owned by Mr. Song Wang and Ms. Jean Xiaohong Kou.

On December 29, 2017, Xin Run entered into a framework agreement with People.cn, under which, among others, Xin Run will transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn subject to terms and conditions to be set forth in a definitive equity transfer agreement.

D.	Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

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

People’s Republic of China Taxation

Under the PRC enterprise income tax law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the SAT on April 22, 2009, or the 2009 Circular, clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC resident enterprise shareholders and 20% for shareholders who are non-PRC resident individuals. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the 2009 Circular specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although the 2009 Circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the 2009 Circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. We are incorporated in the Cayman Islands. We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC resident enterprise shareholders and a 20% withholding tax for our non-PRC resident individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under China’s Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.”

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

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished the Non-resident Enterprises Measures and Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-tax resident enterprise income tax. Pursuant to Circular 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Public Notice 7 and/or SAT Bulletin 37. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Public Notice 7 and/or SAT Bulletin 37.

The PRC tax authorities have the discretion under SAT Circular 59, Public Notice 7 and SAT Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

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

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation) created in, or organized under the law of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

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

As an alternative to the foregoing rules, a holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If we are a PFIC, and a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded,  on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. If our ADSs continue to be listed on the Nasdaq and are regularly traded, we expect that the mark-to-market election would be available with respect to our ADSs, but we do not believe that such election would be available for our ordinary shares.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and interest expenses attributable to short term and long term loans. As of December 31, 2016 and 2017, RMB118,835,000 and RMB 91,587,000 (US$14,077,000), respectively, were deposited with major financial institutions located in the PRC, RMB51,108,000 and RMB2,129,000 (US$327,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB1,218,000 and RMB253,000 (US$39,000), respectively were held in major financial institutions located in Europe, RMB 3,078,000 (US$473,000) as of December 31, 2017 was deposited with major financial institutions located in the UK and RMB43,978,000 and RMB6,666,000 (US$960,000), respectively were held in major financial institutions in the United States of America. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time. In 2017, we received approximately US$93,122.07, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

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

We received net proceeds of approximately US$74.9 million from our initial public offering. For the period from September 30, 2010, the date that the F-1 Registration Statement was declared effective by the SEC, As of December 31, 2017, we used net proceeds from our initial public offering as follows:

•	approximately US$28.5 million to expand our research and development efforts and build our cloud infrastructure;
•	approximately US$28.3 million capital expenditure for network and other equipment; and
•	approximately US$18.1 million for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on this assessment, our management has concluded that, as of December 31, 2017, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Bang Zhang and Fuya Zheng, independent directors (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, are both audit committee financial experts.

Item 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective upon the completion of our initial public offering in October 2010.

In November 2016, our board of directors adopted amendment to the code of business conduct and ethics, which has been posted on our website at www.chinacache.com.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm for the years ended December 31, 2016 and 2017. We did not pay any other fees to our auditors during the periods indicated below.

	2016	2017
	US$	US$
	(in thousands)
Audit fees(1)	1,101	778
Tax fees(2)	128	68
Other fees(3)	97	-

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements.

(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(3)	“Other fees” represent the aggregate fees billed by our principal auditors for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

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

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the fiscal year ended December 31, 2017.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law, our memorandum and articles of association. In addition, because our ADSs are listed on NASDAQ, we are subject to NASDAQ's corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

Nasdaq Stock Market Rule 5605 requires that a nomination committee be comprised solely of independent directors. We have elected to follow home country practice with respect to the composition of our nominating and corporate governance committee and the annual shareholder meetings. Our nominating and corporate governance committee consists of Song Wang and Yunjie Liu. Mr. Liu satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. Mr. Wang, the chair of our nominating and corporate governance committee, is our founder and chief executive officer.

In addition, we have also elected to follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2017. It is our intention not to hold annual shareholder meetings in the future unless we have specific matters that require shareholders’ approvals.

Other than the two matters described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ChinaCache International Holdings Limited are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-169288))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-169288))
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
2.3	Deposit Agreement dated September 30, 2010, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-172962))
4.1	Third Amended and Restated Investors’ Rights Agreement dated August 13, 2010, among the Registrant, Series A, B and C investors, and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.2	2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.3	2008 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.4	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.5	2011 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)
4.6	Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.7	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.8	English translation of Loan Agreement dated September 23, 2005, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.9	English translation of Supplementary Agreement to Loan Agreement dated May 10, 2010, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.10	Loan Agreements dated January 20, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)
4.11	English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.12	English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333169288))
4.13	English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.14	English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.15	English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.16	English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.17	English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.18	English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.19	Exclusive Option Agreements dated January 20, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)
4.20	English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.21	English translation of Supplementary Agreements to Loan Agreements dated May 10, 2010, among the Registrant, ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.22	English translation of Supplementary Agreements to Loan Agreements dated December 3, 2012, between ChinaCache Beijing and the two shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)
4.23	English translation of Loan Assignment Agreement dated July 1, 2013, between Xinxin Zheng and Lei Wang (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)
4.24	English translation of the Share Pledge Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)
4.25	English translation of the Share Pledge Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)
4.26	English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))
4.27	English translation of the Power of Attorney dated July 1, 2013 by Lei Wang (incorporated by reference to Exhibit 4.30 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)
4.28	English translation of the Exclusive Option Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)
4.29	English translation of the Exclusive Option Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.32 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)
4.30	English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F1, as amended (File No. 333-169288))
4.31	English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.32	Written Confirmation Concerning Extension of Term of Certain Agreements, dated September 20, 2010 (incorporated by reference to Exhibit 4.37 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)
4.33	Securities Purchase Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)
4.34	Registration Rights Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)
4.35	Form of Share Repurchase Agreements, dated February 28, 2014, by and among the Registrant and the investors as listed at the end of the form and material terms of each Share Repurchase Agreement (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)
4.36	English summary of Cooperation Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Federation of Supply and Marketing Cooperatives (incorporated by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)
4.37	English summary of Lease Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Blue I.T. Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)
4.38	English summary of Framework Agreement for the Transfer of the Equipment Building and Memorandum dated April 10, 2014, and Payment Agreement No. 1 and Payment Agreement No. 2, dated April 11, 2014 and January 26, 2015, respectively, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd. (incorporated by reference to Exhibit 4.36 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)
4.39	Loan Agreements dated December 19, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.39 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)
4.40	Exclusive Option Agreements dated December 19, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.40 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)
4.41	Supplemental Agreements to the Share Pledge Agreements dated December 19, 2016, among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated by reference to Exhibit 4.41 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)
4.42	English translation of Share Transfer Agreement dated March 5, 2017, among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited and Xin Run. (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)
4.43	Powers of Attorney dated December 19, 2016, by the shareholders of Beijing Blue I.T. (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)
4.44	English translation of the Comprehensive Facility Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)
4.45	English translation of the Fixed Asset Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.45 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

Exhibit Number	Description of Document
4.46	English translation of the Contract for Mortgage of Maximum Amount dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.46 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)
4.47	English translation of the Working Capital Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.47 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)
4.48	English translation of the Contract for Guarantee of Maximum Amount in favor of ChinaCache Xin Run Technology (Beijing) Co., Ltd. dated October 30, 2017, by and between Song Wang and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.48 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)
4.49*	English translation of the Termination Agreement, dated March 23, 2018, by and among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited, Song Wang, Jean Xiaohong Kou and Xin Run.
4.50*	English summary of Framework Agreement for the Transfer of 100% Equity Interest in Beijing Shuoge Technology Co., Ltd., dated December 29, 2017, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd.
4.51*	English translation of the Loan Contract dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch.
4.52*	English translation of the Pledge Agreement dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch.
4.53*	English translation of the Guarantee Agreement dated December 21, 2017, by and among Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch, Song Wang and Jean Xiaohong Kou.
4.54*	English translation of the Property Supervision Agreement dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch.
8.1	List of Subsidiaries and Consolidated Affiliated Entities (incorporated by reference to Exhibit 8.1 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)
11.1*	Amended and Restated Code of Business Conduct and Ethics, adopted on November 4, 2016
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Ernst & Young Hua Ming LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ChinaCache International Holdings Ltd.

	By:	/s/ Song Wang
Name: Song Wang
Title: Chairman and Chief Executive Officer

Date: April 30, 2018

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ChinaCache International Holdings Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd.(the "Company") as of December 31, 2016 and 2017, the related consolidated statements of comprehensive loss, changes in shareholders' equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Basis for Opinion (Continued)

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2008.
Shanghai, the People’s Republic of China

April 30, 2018

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	4	134,924	106,708	16,401
Accounts receivable (net of allowance for doubtful accounts of RMB63,921 and RMB81,301 (US$12,496) as of December 31, 2016 and 2017, respectively)	5	190,587	161,043	24,752
Prepaid expenses and other current assets	6	70,502	212,984	32,734
Amounts due from subsidiaries held for sale	10	53,169	2,025	311
Assets held for sale	10	1,285,961	581,731	89,410

Total current assets		1,735,143	1,064,491	163,608

Non-current assets:
Property and equipment, net	7	-	53,326	8,196
Intangible assets, net	8	-	165	25
Land use right, net	9	-	32,902	5,057
Cloud infrastructure construction in progress	10	-	416,352	63,992
Long term investments	11	34,159	30,148	4,634
Long term deposits and other non-current assets		36,525	8,651	1,330

Total non-current assets		70,684	541,544	83,234

TOTAL ASSETS		1,805,827	1,606,035	246,842

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT):
Current liabilities:
Accounts payable (including accounts payable of the VIEs without recourse to the Company of RMB298,231 and RMB353,133 (US$54,276) as of December 31, 2016 and 2017, respectively)		301,569	367,924	56,549
Accrued employee benefits (including accrued employee benefits of the VIEs without recourse to the Company of RMB36,159 and RMB 32,783 (US$5,039) as of December 31, 2016 and 2017, respectively)		46,233	44,465	6,834
Accrued expenses and other current liabilities (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB9,386 and RMB29,728 (US$4,569) as of December 31, 2016 and 2017, respectively)	13	35,549	39,282	6,038
Other payables (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB16,693 and RMB15,547 (US$2,389 as of December 31, 2016 and 2017, respectively)	14	30,674	1,254,375	192,794
Income tax payable (including income taxes payable of the VIEs without recourse to the Company of RMB6,121 and RMB6,268 (US$963) as of December 31, 2016 and 2017, respectively)	20	13,924	34,087	5,239
Liabilities for uncertain tax positions (including liabilities for uncertain tax positions of the VIEs without recourse to the Company of RMB4,689 and RMB 4,187 (US$644) as of December 31, 2016 and 2017, respectively)	20	10,020	44,250	6,801
Amounts due to related parties (including amounts due to related parties of the VIEs without recourse to the Company of nil and nil as of December 31, 2016 and 2017, respectively.)	21	18	18	3
Short-term borrowings (including short-term borrowings of the VIEs without recourse to the Company of RMB29,311 and RMB9,960 (US$1,531) as of December 31, 2016 and 2017, respectively)	12	29,311	9,960	1,531
Current portion of long term borrowings (including current portion of long term borrowings of the VIEs without recourse to the Company of nil and nil as of December 31, 2016 and 2017, respectively)	12	3,840	32,642	5,017
Current portion of capital lease obligations (including current portion of capital lease obligations of the VIEs without recourse to the Company of RMB72,614 and RMB42,735 (US$6,568) as of December 31, 2016 and 2017, respectively)	16	72,851	42,735	6,568
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB13,000 and RMB13,000 (US$1,998) as of December 31, 2016 and 2017, respectively)	15	13,000	13,000	1,998
Amounts due to subsidiaries held for sale (including amount due to a subsidiary held for sale of the VIEs without recourse to the Company of RMB12,606 and RMB737 (US$113) as of December 31, 2016 and 2017, respectively)	10	18,063	737	113
Liabilities held for sale (including liabilities held for sale of the VIEs without recourse to the Company of nil and nil as of December 31, 2016 and 2017, respectively)	10	1,318,136	3,888	597

Total current liabilities		1,893,188	1,887,363	290,082

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICT): (CONTINUED)
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the VIEs without recourse to the Company of nil and nil as of December 31, 2016 and 2017, respectively)	12	-	211,578	32,519
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the VIEs without recourse to the Company of RMB43,951 and RMB1,421 (US$218) as of December 31, 2016 and 2017, respectively)	16	43,951	1,421	218
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB11,208 and RMB6,581 (US$1,011) as of December 31, 2016 and 2017, respectively)	15	11,208	6,580	1,012

Total non-current liabilities		55,159	219,579	33,749

Total liabilities		1,948,347	2,106,942	323,831

Commitments and contingencies	25

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 409,339,219 and 426,267,345 shares issued and outstanding as of December 31, 2016 and 2017, respectively)		334	338	52
Additional paid-in capital		1,562,408	1,573,341	241,818
Treasury stock		(24,531)	-	-
Statutory reserves		1,326	1,326	204
Accumulated deficit		(1,682,459)	(2,076,151)	(319,099)
Accumulated other comprehensive income	18	717	2,559	393

Total ChinaCache International Holdings Ltd. shareholders’ deficit		(142,205)	(498,587)	(76,632)
Noncontrolling interest		(315)	(2,320)	(357)

Total shareholder’s deficit		(142,520)	(500,907)	(76,989)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		1,805,827	1,606,035	246,842

The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

		For the years ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB	US$

Net revenues		1,353,627	1,054,235	852,568	131,037

Cost of revenues		(1,041,412)	(1,077,810)	(781,822)	(120,164)

Gross profit/(loss)		312,215	(23,575)	70,746	10,873

Other operating income/(loss)	14	13,911	(19,044)	(19,483)	(2,995)
Sales and marketing expenses		(115,621)	(93,603)	(61,770)	(9,494)
General and administrative expenses		(202,518)	(256,007)	(142,721)	(21,936)
Provision for doubtful accounts receivable and other receivable		3,892	(9,010)	(17,514)	(2,692)
Transaction tax on assets transfer	10	(27,733)	-	-	-
Research and development expenses		(103,110)	(104,018)	(81,748)	(12,564)
Impairment of long-lived assets	7,8	-	(399,094)	(21,757)	(3,344)
Impairment of long-term investments (net the of portion of loss recognized in other comprehensive income of nil, nil and RMB3,290,000 (US$506,000) during the years ended December 31, 2015, 2016 and 2017)	11	-	(18,240)	(3,690)	(567)

Operating loss		(118,964)	(922,591)	(277,937)	(42,719)

Interest income		4,618	4,669	1,430	220
Interest expense		(13,158)	(11,647)	(18,665)	(2,869)
Other income/(loss)		2,991	5,336	(5,303)	(815)
Foreign exchange gain/(loss)		13,164	14,209	(11,043)	(1,697)

Loss before income taxes		(111,349)	(910,024)	(311,518)	(47,880)

Income tax benefit/(expense)	20	22,614	(4,229)	(59,648)	(9,168)

Net loss		(88,735)	(914,253)	(371,166)	(57,048)

Less: net loss attributable to noncontrolling interest		(44)	(776)	(2,005)	(308)

Net loss attributable to the Company’s shareholders		(88,691)	(913,477)	(369,161)	(56,740)
Loss per share
Basic	23	(0.22)	(2.24)	(0.87)	(0.13)
Diluted	23	(0.22)	(2.24)	(0.87)	(0.13)

Shares used in loss per share computations:
Basic	23	407,149,509	408,189,722	425,589,746	425,589,746
Diluted	23	407,149,509	408,189,722	425,589,746	425,589,746

ChinaCache International Holdings Ltd.

Consolidated statements of COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of RMB and US$ except for number of shares and per share data)

		For the years ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB	US$

Foreign currency translation		264	(293)	714	110
Unrealized holding gain on available-for-sale investments	18	1,853	659	(4,195)	(645)
Amounts reclassified from accumulated other comprehensive income	18	-	(3,552)	3,290	506
Total other comprehensive income/(loss) net of tax		2,117	(3,186)	(191)	(29)
Comprehensive loss		(86,618)	(917,439)	(371,357)	(57,077)
Less: comprehensive loss attributable to noncontrolling interest		(44)	(776)	(2,005)	(308)
Comprehensive loss attributable to the Company’s shareholders		(86,574)	(916,663)	(369,352)	(56,769)

The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net loss	(88,735)	(914,253)	(371,166)	(57,046)
Depreciation of property and equipment	153,313	155,225	9,145	1,405
Amortization of intangible assets and land use right	4,298	3,869	2,371	365
Allowance for doubtful accounts and other receivables	(3,892)	9,010	17,514	2,692
Impairment of long-lived assets	-	399,094	21,757	3,344
Impairment of long term investments	-	18,240	3,690	567
Loss/(gain) from disposal of property and equipment	137	2,028	(559)	(86)
Deferred tax (benefit) expense	(25,279)	3,125	30,220	4,645
Interest expense	4,729	1,380	4,289	659
Foreign exchange (gain)/loss	(9,009)	(14,151)	11,018	1,693
Gain from sale of short term investments	-	(3,552)	-	-
Share-based compensation	48,606	85,025	10,936	1,680

Changes in operating assets and liabilities:
Accounts receivable	80,296	41,840	14,025	2,156
Prepaid expense and other current assets	(77,405)	(1,095)	(26,547)	(4,080)
Long term deposits and other non-current assets	(35,009)	(1,221)	58,274	8,957
Amounts due from related parties	-	-	-	-
Accounts payable	(50,227)	101,392	60,938	9,366
Accrued employee benefits	1,048	1,085	(2,046)	(314)
Accrued expenses and other payables	789,445	(73,174)	61,441	9,444
Income tax payable	(9,279)	(456)	286	44
Deferred government grant	(12,561)	(591)	(4,627)	(711)

Net cash provided by/(used in) operating activities	770,476	(187,180)	(99,041)	(15,220)

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows (Continued)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(90,172)	(59,234)	(15,236)	(2,342)
Cash paid for short term investment	(50,000)	-	-	-
Cash paid for long term investment (Note 11)	(2,302)	(2,242)	(362)	(56)
Cash receipts from sales of short term investments	-	80,380	-	-
Cash paid for cloud infrastructure construction in progress (Note 10)	(290,345)	(222,292)	(73,697)	(11,327)
Proceeds from disposal of property and equipment	470	998	-	-

Net cash used in investing activities	(432,349)	(202,390)	(89,295)	(13,725)

Cash flows from financing activities:

Proceeds from bank borrowings (Note 12)	-	29,311	411,745	63,284
Borrowing cost	-	-	(4,900)	(753)
Repayment of bank borrowings	(67,180)	(7,680)	(183,151)	(28,150)
Proceeds from employee share options exercised	16,993	7,579	-	-
Changes in restricted cash	68,191	-	-	-
Payments of capital lease obligations	(32,202)	(74,453)	(74,687)	(11,479)
Payments for repurchases of ordinary shares	(93,891)	(39,402)	-	-
Investment from minority shareholder	1,292	-	-	-

Net cash provided by/(used in) financing activities	(106,797)	(84,645)	149,007	22,902

Net increase/(decrease) in cash and cash equivalents	231,330	(474,215)	(39,327)	(6,043)
Cash and cash equivalents at beginning of the year	375,879	616,218	156,620	24,072
Effect of foreign exchange rate changes on cash	9,009	14,617	(10,584)	(1,628)
Cash and cash equivalents at end of the year (Note 4)	616,218	156,620	106,709	16,401

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows (Continued)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Supplemental disclosures of cash flow information:
Income taxes (paid)/refunded	(13,319)	3,709	395	61
Interest paid	(8,389)	(10,267)	(16,416)	(2,523)
Interest received	4,618	4,669	1,430	220

Supplemental disclosures of non-cash activities:
Acquisition of property and equipment included in accrued expenses and other payables	(32,241)	(16,397)	(257,375)	(39,558)
Acquisition of property and equipment through capital leases	189,708	59,234	65,824	10,117

The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of CHANGES IN shareholders’ EQUITY/(DEficit)

(Amounts in thousands of RMB and US dollars US$ except for number of shares)

	Attributable to ChinaCache
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Noncontrolling interests	Total shareholders’ equity/(deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2015	430,738,131	310	1,424,075	(41,940)	1,326	(550,610)	1,786	-	834,947

Net loss	-	-	-	-	-	(88,691)	-	(44)	(88,735)
Other comprehensive loss
- Foreign currency translation adjustment	-	-	-	-	-	-	264	-	264
- Unrealized holding gain on available-for-sale investment	-	-	-	-	-	-	1,853	-	1,853
Capital contributed by noncontrolling interest			787					505	1,292
Options and restricted shares award to employees (Note 17 (a) (b))	-	-	48,606	-	-	-	-	-	48,606
Repurchase of shares	(30,832,160)	-		(93,891)	-	-	-	-	(93,891)
Exercise of employee stock options	8,776,032	-	-	20,166	-	(2,815)	-	-	17,351
Restricted shares vested	9,291,500	-	-	21,390	-	(21,390)	-	-	-
Shares issued to depository bank (Note 23)	163,904	-	-	-	-	-	-	-	-
Settlement of share options exercised and restricted shares vested with shares held by depository bank	(18,067,532)	-	-	-	-	-	-	-	-

Balance at December 31, 2015	400,069,875	310	1,473,468	(94,275)	1,326	(663,506)	3,903	461	721,687

Net loss	-	-	-	-	-	(913,477)	-	(776)	(914,253)
Other comprehensive loss
- Foreign currency translation adjustment	-	-	-	-	-	-	(293)	-	(293)
- Unrealized holding gain on available-for-sale investment	-	-	-	-	-	-	659	-	659
- Amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	(3,552)	-	(3,552)
Options and restricted shares award to employees (Note 17 (a) (b))	-	-	85,025	-	-	-	-	-	85,025
Repurchase of shares	(13,730,656)	-	-	(39,402)	-	-	-	-	(39,402)
Exercise of employee stock options	1,325,241	1	3,938	4,122	-	(452)	-	-	7,609
Restricted shares vested	33,762,181	23	(23)	105,024	-	(105,024)	-	-	-
Shares issued to depository bank (Note 23)	23,000,000	-	-	-	-	-	-	-	-
Settlement of share options exercised and restricted shares vested with shares held by depository bank	(35,087,422)	-	-	-	-	-	-	-	-

Balance at December 31, 2016	409,339,219	334	1,562,408	(24,531)	1,326	(1,682,459)	717	(315)	(142,520)

Net loss	-	-	-	-	-	(369,161)	-	(2,005)	(371,166)
Other comprehensive income	-	-	-	-	-	-	-	-	-
- Foreign currency translation adjustment	-	-	-	-	-	-	6,942	-	6,942
- Unrealized holding gain on available-for-sale investment	-	-	-	-	-	-	(4,195)	-	(4,195)
- Amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	(905)	-	(905)
Options and restricted shares award to employees (Note 17 (a) (b))	-	-	10,937	-	-	-	-	-	10,937
Restricted shares vested	20,555,835	4	(4)	24,531	-	(24,531)	-	-	-
Settlement of restricted shares vested with shares held by depository bank	(3,627,709)	-	-	-	-	-	-	-	-

Balance at December 31, 2017	426,267,345	338	1,573,341	-	1,326	(2,076,151)	2,559	(2,320)	(500,907)

Balance at December 31, 2017 (US$)		52	241,818	-	204	(319,099)	393	(357)	(76,989)

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

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

As of December 31, 2017, subsidiaries of the Company and variable interest entities (“VIEs”) where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%	Provision of technical consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%	Provision of content and application delivery services

JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%	Investment holding

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%	Provision of content and application delivery services

ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	99%**	Construction of cloud infrastructure

Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%	Investment holding

ChinaCache Ireland Limited (“ChinaCache IE”)	November 18, 2013	Ireland	100%	Provision of content and application delivery services

Beijing Shou Ming Technology Co., Ltd. (“Beijing Shou Ming”)	August 15, 2014	The PRC	99%**	Computer hardware, technology development

Beijing Shuo Ge Technology Co., Ltd. (“Beijing Shuo Ge”)	August 15, 2014	The PRC	99%**	Mechanical equipment lease

Beijing Zhao Du Technology Co., Ltd. (“Beijing Zhao Du”)***	August 15, 2014	The PRC	99%**	Mechanical equipment lease

ChinaCache Networks Limited (“ChinaCache UK”)	March 10, 2016	England and Wales	100%	Provision of content and application delivery services

ChinaCache Assets LLC (“CCAL”)	August 10, 2016	United States of America	100%	Real estate management

VIEs

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT” )*	June 7, 1998	The PRC	-	Provision of content and application delivery services

Beijing Jingtian Technology Limited (“Beijing Jingtian”) *	September 1, 2005	The PRC	-	Provision of content and application delivery services

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

1.	ORGANIZATION (CONTINUED)

*	The equity interest of Beijing Blue IT and Beijing Jingtian are held by the Founders and two nominee shareholders of the Company, respectively (collectively the “Nominee Shareholders”).

**	On November 16, 2015, Xin Run received a capital injection of RMB1,292,000 (US$202,000) from Tianjin Shuishan Technology Co., Ltd, a PRC Company wholly owned by the Founders. As a result, the percentage of the Company’s equity ownership in Xin Run and Xin Run’s wholly-owned subsidiaries, is 99% as of December 31, 2016 and 2017.

***	In July 2017, Xin Run transferred all of its equity interests in Beijing Zhao Du to a buyer (Note 10). However, due to the disputes disclosed in Note 26, the transfer is not yet closed.

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

On January 20, 2016, in conjunction to the newly increased register capital of Blue IT, such agreements were updated and will expire on January 20, 2026. The agreement may be renewed for an additional 10 years at the Company's sole discretion, and the times of such renewals are unlimited.

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

DECEMBER 31, 2015, 2016 AND 2017

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

Loan agreements

The Company provided a loan facility of RMB10,000,000 to the Nominee Shareholders of Beijing Blue IT for the purpose of providing capital to Beijing Blue IT to develop its business. In addition, the Company also agreed to provide unlimited financial support to Beijing Blue IT for its operations and agree to forego the right to seek repayment in the event Beijing Blue IT is unable to repay such funding. The loan agreement between the Company and the Nominee Shareholders of Beijing Blue IT was valid for ten years and expired on September 23, 2015. Such agreement was renewed for an additional ten years to September 23, 2025. Such agreement can be extended for another ten years upon mutual written consent of the Company and the Nominee Shareholders of Beijing Blue IT. On January 20, 2016, the Nominee Shareholders of Beijing Blue IT entered into another loan agreement with the Company. Pursuant to this agreement, the Company provided an interest-free loan facility of RMB10,000,000 to the Nominee Shareholders of Beijing Blue IT for the purpose of subscribing for the capital increase of Beijing Blue IT. The term of the loan agreement is ten years and expires on January 20, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. On December 19, 2016, the Nominee Shareholders of Beijing Blue IT entered into another loan agreement with the Company. Pursuant to this agreement, the Company provided an interest-free loan facility of RMB20,000,000 to the Nominee Shareholders of Beijing Blue IT for the purpose of purchasing the increased capital of Beijing Blue IT. The term of the loan agreement is ten years and expires on December 19, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

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

DECEMBER 31, 2015, 2016 AND 2017

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

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets were recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

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

The following tables represent the financial information of the consolidated VIEs as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 before eliminating the intercompany balances and transactions between the VIEs and other entities within the Group:

	As of December 31,
	2016	2017
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	64,909	27,113	4,167
Accounts receivable (net of allowance for doubtful accounts of RMB63,266 and RMB80,612 (US$12,390) as of December 31, 2016 and 2017, respectively)	115,774	76,359	11,736
Prepaid expenses and other current assets	51,205	45,007	6,917
Amounts due from inter-companies(1)	8,209	185,801	28,557

Total current assets	240,097	334,280	51,377

Non-current assets:
Long term investments	10,503	10,103	1,553
Long term deposits and other non-current assets	36,470	7,345	1,129

Total non-current assets	46,973	17,448	2,682

TOTAL ASSETS	287,070	351,728	54,059

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

1.	ORGANIZATION (CONTINUED)

	As of December 31,
	2016	2017
	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Short-term borrowings	29,311	9,960	1,531
Accounts payable	298,231	353,133	54,276
Accrued employee benefits	36,159	32,783	5,039
Accrued expenses and other current liabilities	9,386	29,728	4,569
Other payables	16,693	15,547	2,389
Income tax payable	6,121	6,268	963
Liabilities for uncertain tax positions	4,689	4,187	644
Amounts due to inter-companies(1)	281,400	499,375	76,753
Amounts due to subsidiaries held for sale (2)	12,606	737	113
Current portion of capital lease obligations	72,614	42,735	6,568
Deferred government grant	13,000	13,000	1,998

Total current liabilities	780,210	1,007,453	154,843

Non-current liabilities:
Non-current portion of capital lease obligations	43,951	1,421	218
Deferred government grant	11,208	6,581	1,011

Total non-current liabilities	55,159	8,002	1,229

Total liabilities	835,369	1,015,455	156,072

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Group.
(2)	Information with respect to subsidiaries held for sale is discussed in Note 10.

	For the Years Ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues
-Third party customers	1,048,454	658,475	479,012	73,623
-Inter-companies	234,333	321,161	342,035	52,570
Net loss	(2,503)	(627,544)	(88,547)	(13,609)

	For the Years Ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000

Net cash provided by/(used in) operating activities	398,301	(294,338)	173,626	26,686
Net cash used in investing activities	(81,448)	(13,708)	(20,822)	(3,200)
Net cash used in financing activities	(31,539)	(53,798)	(55,864)	(8,586)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

(b)	Liquidity

The Company experienced net loss of approximately RMB88,735,000, RMB914,253,000 and RMB 371,166,000 (US$ 57,046,000) for the years ended December 31, 2015, 2016 and 2017, respectively, and negative cash flows from operations of approximately RMB187,180,000 and RMB99,039,000 (US$15,220,000), respectively, for the years ended December 31, 2016 and 2017. As of December 31, 2017, the Company had net current liabilities of approximately RMB822,872,000 (US$126,474,000). These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

When preparing the consolidated financial statements as of December 31, 2017 and for the year then ended, the Company’s management concluded that a going concern basis of preparation was appropriate after analyzing the cash flow forecast for the next twelve months which indicate that the Company will have sufficient liquidity through April 2019. In preparing the cash flow analysis, management took into account of a) the advance of RMB368,000,000 (US$56,561,000) to be received from a third party buyer pursuant to a sales and lease back framework contract signed for a cloud infrastructure building under construction, b) the credit facilities of RMB20,000,000 (US$3,074,000) provided by a bank in PRC, c) a letter of intention signed with a third party for a facility of RMB300,000,000 (US$46,109,000) for the construction payment of the Company’s could infrastructure, and d) improvement in the net cash inflow from the CDN operations as the Company controls its operating costs and negotiates with vendors for more favorable payment terms. As a result, management prepared the consolidated financial statements assuming the Company will continue as a going concern. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Foreign currency

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

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5063 on December 29, 2017 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Optical Fibers	20 years
Computer equipment	3-15 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Freehold land in United States of America	Indefinite
Building	20-40 years

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

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The amounts of interest that would be capitalized were immaterial during the years ended December 31, 2015, 2016 and 2017.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

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

(l)	Long-lived assets (disposal groups) to be disposed of by sale

The Company classifies long-lived assets and disposal groups as held for sale if their carrying amounts will be recovered principally through disposal by sale rather than through continuing use. Such long-lived assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding the finance costs and income tax expense.

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

If circumstances arise that previously were considered unlikely and, as a result, an entity decides not to sell a long-lived asset or disposal group previously classified as held for sale, the asset or disposal group would be reclassified as held and used. The Company measures long-lived assets that are reclassified on an individually basis at the lower of the following:

a.	Its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation or amortization expense that would have been recognized had the asset or disposal group been continuously classified as held and used; and
b.	Its fair value at the date of the subsequent decision not to sell.

A disposal group qualifies as discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. For long-lived assets held for sale, assets are written down to fair value less cost to sell. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. Impairment charge of nil, RMB399,094,000 and RMB21,757,000 (US$3,344,000) was recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Investments (continued)

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ deficit. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive loss except for an other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investments for the years ended December 31, 2015, 2016 and 2017 were nil, nil and RMB 3,290,000 (US$506,000), respectively.

Investment in limited partnerships

Where consolidation is not appropriate, the Company applies the equity method of accounting that is consistent with ASC 323 “Investments - Equity Method and Joint Ventures” to limited partnerships in which the Company holds either (a) a five percent or greater interest or (b) less than a five percent interest when the Company has more than virtually no influence over the operating or financial policies of the limited partnership. The Company considers certain qualitative factors in assessing whether it has more than virtually no influence for partnership interests of less than five percent. For investments other than those described in (a) and (b) above, the Company applies the cost method of accounting that is consistent with ASC 325 “Investments – Other”.

Cost method investment

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments which are not in-substance common stock and hence, do not have readily determinable fair values or investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2015, 2016 and 2017 were nil, RMB18,240,000 and RMB400,000 (US$61,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses and other current assets, short-term investments, short term borrowings, accounts payables, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term borrowings approximates its fair value since it bears interest rate which approximates market interest rates. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

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

DECEMBER 31, 2015, 2016 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Cost of revenues

Cost of revenue consists primarily of depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, purchase of bandwidth and other overhead expenses directly attributable to the provision of content and application delivery total solutions.

Effective since June 2014, all the services provided by the Company in Mainland China, including VIEs are subject to VAT. Such business tax, VAT (to the extent that is non-deductible) and other surcharges are accrued and charged to cost of revenues as the related exclusive business support, technical and consulting services are rendered.

(r)	Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales and marketing expenses, amounted to approximately RMB678,000, RMB233,000 and RMB 200,000 (US$31,000), for the years ended December 31, 2015, 2016 and 2017, respectively.

(s)	Research and development costs

Research and development costs consist primarily of payroll and related personnel costs for minor routine upgrades and related enhancements to the Company’s services and network. Costs incurred in the development of the Company’s services are expensed as incurred. To date, the amount of costs qualifying for capitalization has been insignificant.

(t)	Government grant

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

Government grant received by the Company also consist of unrestricted grant which are received on an unsolicited and unconditional basis to support the growth of the Company and do not relate to the Company's operating activities. Unrestricted grant are classified as non-operating income and recorded in other income on the consolidated statements of comprehensive loss upon receipt.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

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

Share options and restricted share units award granted to employees are accounted for under ASC 718 Compensation – Stock Compensation. In accordance with ASC 718, the Company determines whether share options or restricted share units award should be classified and accounted for as liability or equity award. All grants of share options and restricted share units award to employees classified as equity award are recognized in the financial statements over their requisite service periods based on their grant date fair values.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Share-based compensation (continued)

The Company has elected to recognize compensation expenses using the accelerated method for its share options and restricted share units granted. For restricted share awards granted with performance conditions, the Company commences recognition of the related compensation expense if it is probable the defined performance condition will be met. To the extent that the Company determines that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change. As disclosed in Note 2 (dd) with effect from January 1, 2017, forfeitures are recognized when they occur.

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

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income of the Company includes foreign currency translation adjustments related to ChinaCache US, CCAL, ChinaCache HK and ChinaCache IE, and ChinaCache UK whose functional currency are US$, US$, HK$, EUR and GBP respectively, and the change in fair value of available-for-sale investments (Note 11) and their corresponding deferred tax impact, if any.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

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

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB53,820,000, RMB53,669,000 and RMB44,416,000 (US$6,397,000) for the years ended December 31, 2015, 2016 and 2017, respectively.

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

During the year ended December 31, 2016, the Company had repurchased 166,802 ADSs amounting to US$1,185,000 (equivalent to RMB7,659,000) and 691,364 ADSs amounting to US$4,912,000 (equivalent to RMB31,743,000) under the August 2015 Share Repurchase Plan and the December 2015 Share Repurchase Plan, respectively (2014:Nil and 2015:1,300,715 ADSs, US$10,000,000 (RMB63,375,000) under the 2014 Share Repurchase Plan and 626,295 ADSs, US$4,815,000 (RMB30,516,000) under the August 2015 Share Repurchase Plan). As of December 31, 2016, all the aforementioned repurchase plans have been completed. During the year ended December 31, 2017, no repurchase occurred.

The Company accounted for those shares repurchase as treasury stock at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), Treasury Stock, and is shown separately in the shareholders’ deficit as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company uses the treasury stock to settle the exercise of share options and restricted share units vested, the difference between the proceeds received upon settlement and the repurchase price is debited into accumulated deficit. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into accumulated deficit.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)	Recent accounting pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company adopted the new standard effective January 1, 2018, using the modified retrospective method. The Company has substantially completed the assessment over the impact of adopting this new guidance and does not expect the adoption will have significant impact on the Company’s consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

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

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

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

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting. This standard provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock compensation, to a change to the terms or conditions of a share based payment award. The updated guidance is effective for interim and annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

(dd)	Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

3.	Concentration of risk

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, short-term investments and other current assets, available-for-sale investments and amounts due from related parties. As of December 31, 2016 and 2017, RMB118,835,000 and RMB91,587,000 (US$14,077,000), respectively, were deposited with major financial institutions located in the PRC, RMB51,108,000 and RMB2,129,000 (US$327,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB1,218,000 and RMB253,000 (US$39,000), respectively were held in major financial institutions located in Europe, RMB3,078,000 (US$473,000) as of December 31,2017 was deposited with major financial institutions located in the UK and RMB43,978,000 and RMB9,661,000 (US$1,485,000), respectively were held in major financial institutions in the United States of America. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b)	Business, supplier, customer, and economic risk

The Company participates in a relatively young and dynamic industry that is heavily reliant and also susceptible to complementary and/or competitive technological advancements. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows:

(i)	Business Risk - Third parties may develop technological or business model innovations that address content delivery requirements in a manner that is, or is perceived to be, equivalent or superior to the Company’s services. If competitors introduce new products or services that compete with, or surpass the quality, price or performance of the Company’s services, the Company may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Company to generate reasonable rates of return on its investment.

(ii)	Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Company’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network. There can be no assurance that the Company are adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. For the years ended on December 31, 2015, 2016 and 2017, 95%, 91% and 86% of bandwidth resources in term of costs were leased from the two major PRC telecom carriers, China Telecom and China Unicom.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

3.	Concentration of risk (CONTINUED)

(b)	Business, supplier, customer, and economic risk (continued)

(iii)	Customer Risk - Revenue concentration on certain customers. The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. Although the Company has a diversified base of customers covering its one class of services, such as, web page content services; file transfer services; rich media streaming service; guaranteed application services; managed internet data services; cloud services; content bridging services; mobile internet solution; and value-added services, the Company does depend on a limited number of customers for a substantial portion of their revenue, and the loss of, or a significant shortfall in demand from, these customers could significantly harm the Company’s results of operations. Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years as of December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000

Customer A	269,925	346,826	317,075	47,088
Customer B	113,929	94,974	118,970	18,285

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Customer A	67,840	73,422	11,288
Customer C	*	17,625	2,709
Customer B	22,618	*	*

*not greater than 10%

(iv)	Emerging or unproven business models of customers. Many of the Company’s existing and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for the Company’s services, and the Company’s growth and prospects may be materially and adversely affected.

(v)	Political, economic and social uncertainties. The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

3.	Concentration of risk (CONTINUED)

(b)	Business, supplier, customer, and economic risk (continued)

(vi)	Regulatory restrictions. The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services. Accordingly, the Company’s subsidiary, ChinaCache Beijing is currently ineligible to apply for the required licenses for providing content and application delivery services in China. As a result, the Company operates its business in the PRC through its VIEs, which holds the licenses and permits required to provide content and application delivery services in the PRC. The PRC Government may also choose at any time to block access to the Company’s customers’ content which could also materially impact the Company’s ability to generate revenue.

(c)	Currency convertibility risk

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation/(appreciation) of the RMB against US$ was approximately 6.1%, 6.8% and (5.8)% in the years ended December 31, 2015, 2016 and 2017, respectively. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets and investments denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

4.	Cash and Cash equivalents

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Cash and cash equivalents on the consolidated balance sheets	134,924	106,708	16,401
Cash and cash equivalents included in assets held for sale (Note 10)	21,696	1	-

Cash and cash equivalents on the consolidated statements of cash flows	156,620	106,709	16,401

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Accounts receivable	254,508	242,344	37,248
Less: allowance for doubtful accounts	(63,921)	(81,301)	(12,496)

	190,587	161,043	24,752

As of December 31, 2016 and 2017, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Balance, beginning of year	54,638	63,921	9,825
Additions for the current year	10,273	18,432	2,833
Recovery	(990)	(1,052)	(162)

Balance, end of year	63,921	81,301	12,496

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	2,087	4,308	662
Staff field advances	6,012	525	81
Capital lease deposits	23,809	34,490	5,301
Prepaid discount (ii)	-	129,700	19,935
Other deposit and receivables	38,594	30,422	4,674
Prepaid tax	-	13,539	2,081

	70,502	212,984	32,734

i)	Prepaid expense for bandwidth and servers represents the unamortized portion of prepayments made to the Company’s telecom operators and certain technology companies, who provide the Company with access to bandwidth and network servers.

ii)	The balance as of December 31, 2017 included refundable commission fee of RMB99,700,000 (US$15,324,000) paid to an agent and prepaid discount of RMB30,000,000 (US$4,611,000) made to an buyer for the pending sales of certain cloud infrastructure that were held for sale as of December 31, 2016 and 2017 (Note 10).

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	2,013
Computer equipment (i)	856,150	928,293	142,676
Furniture and fixtures	33,971	10,612	1,631
Leasehold improvements	19,277	18,769	2,885
Motor vehicles	10,215	10,157	1,561
Buildings (i)	19,446	58,150	8,937
Freehold land	4,562	4,275	657

	956,721	1,043,356	160,360

Less: accumulated depreciation	(568,781)	(587,032)	(90,225)
Less: impairment	(387,940)	(402,998)	(61,939)

	-	53,326	8,196

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

7.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

(i) The balances as of December 31, 2017 includes completed buildings of RMB39,927,000 (US$6,137,000) and computer equipment of RMB6,150,000 (US$945,000) transferred from assets held for sale (Note 10).

For the years ended December 31, 2015, 2016 and 2017, depreciation expenses were RMB153,313,000, RMB155,225,000 and RMB9,145,000 (US$1,405,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	131,102	130,724	8,090	1,243
Sales and marketing expenses	49	138	4	1
General and administrative expenses	9,191	11,799	1,050	161
Research and development expenses	12,971	12,564	1	-

	153,313	155,225	9,145	1,405

The Company accounted for the leases of certain computer equipment and optical fibers as capital leases that transfer to the Company substantially all the benefits and risks incidental to the ownership of assets. The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000
At Cost:
Optical fibers	13,100	13,100	2,013
Computer equipment	243,570	163,599	25,145
Building	-	-	-
	256,670	176,699	27,158

Less: accumulated depreciation	(89,945)	(43,407)	(6,672)
Less: impairment	(166,725)	(133,292)	(20,486)

	-	-	-

Depreciation of property and equipment held under capital leases were RMB34,074,000, RMB48,473,000 and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

8.	INTANGIBLE ASSETS

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Purchased software, net	10,898	-	-
Addition	4,699	993	153
Reclassified from assets held for sale (Note 10)	-	4,258	654
Less: amortization	(3,869)	(1,216)	(187)
Less: impairment	(11,728)	(3,870)	(595)

	-	165	25

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization
	RMB’000	US$’000
For the years ending December 31,
2018	57	9
2019	57	9
2020	51	8
2021	-	-
2022	-	-

9.	LAND USE RIGHT

	December 31
	2016	2017
	RMB’000	RMB’000	US$’000
Land use right	-	34,057	5,234
Less: accumulated amortization	-	(1,155)	(177)
	-	32,902	5,057

In 2013, the Company paid RMB51,678,000 to acquire a land use right of approximately 39,000 square meters of land in Beijing Shunyi District, on which the Company developed a cloud infrastructure. According to the land use right contract, the Company has a 50-year use right over the land, which is used as the basis for amortization.

In December 2015, the land use right was reclassified and included in assets held for sale therefore no amortization was recognized since then. In December 2017, land use right, excluding land use right held by Beijing Shuo Ge and Beijing Zhao Du, was transferred out from the assets held for sale and re-designated as assets held for use (Note 10). The Company re-measured the amortization expense that would have been recognized had the land use right been continuously classified as held and used. Amortization expense for land use right for the years ended December 31, 2015, 2016 and 2017 was RMB1,044,000, nil and RMB1,155,000 (US$177,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

10.	Assets held for sale / Liabilities held for sale

On November 27, 2015, the Company entered into definitive sale and purchase agreements to dispose of 60% equity interest in its subsidiary, Xin Run, to three parties, including a 38% interest to a company owned by the Founders (the “2015 Agreement”). Xin Run owns and operates ChinaCache's Atecsys Cloud Data Center ("Atecsys") and is expected to build China's first Internet Exchange. As a result, assets and liabilities subject to the purchase and sale agreements were classified as held for sale in the Company’s December 31, 2015 consolidated balance sheet.

On March 6, 2017, the Company entered into a new definitive agreement to sell 79% of its equity interest in Xin Run to a group of investors for RMB221 million in cash before fees and expenses, including 52.67% interest to two companies owned by the Founders (the “2017 Agreement”). The completion of the transaction was subject to customary closing conditions, including obtaining requisite governmental registration. The transaction was approved by the Board of Directors of the Company, acting upon the unanimous recommendation of its audit committee, consisting of independent and disinterested directors. The Company terminated the 2015 Agreement.

Assets and liabilities classified as held for sale are required to be recorded at the lower of carrying value or fair value less any costs to sell. As of December 31, 2015 and 2016, the carrying value of Xin Run’s net assets were less than fair value less costs to sell, and accordingly, no adjustment to the asset value was necessary. Xin Run did not meet the criteria to be classified as discontinued operations because it not comprise a major component of the Company’s operations.

On December 28, 2017, the Board of Directors approved to terminate the 2017 Agreement. As a result, all of the assets and liabilities of Xun Run and its subsidiaries were reclassified as held and used as of December 31, 2017, with the exception of two subsidiaries under Xin Run, Beijing Shuo Ge and Beijing Zhao Du, which continued to qualify as assets held for sale under existing arrangements with buyers. On March 23, 2018, the Company finalized the termination agreement with relevant parties.

Beijing Shuo Ge and Beijing Zhao Du hold cloud infrastructure and the related land use right and equipment to be sold via the transfer of the Company’s equity interests in the subsidiaries to the buyers. The Company received advance payments from the buyers upon the execution of the relevant sales documents.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

10.	Assets held for sale / Liabilities held for sale (continued)

The major classes of assets and liabilities held for sale were as follows:

	December 31
	2016	2017
	RMB’000	RMB’000	US$’000
Cash and cash equivalents	21,696	1	-
Accounts receivable, net	1,721	-	-
Prepaid expenses and other current assets (i)	147,490	15,478	2,379
Amounts due from ChinaCache Beijing and Beijing Blue IT	18,063	737	113
Property and equipment (ii)	21,541	550,606	84,627
Intangible assets, net	5,532	-	-
Land use right, net	48,966	14,909	2,292
Deferred tax assets	26,553	-	-
Accrued tax on intercompany transactions	17,205	-	-
Cloud infrastructure construction in progress (ii)	977,194	-	-
Assets held for sale	1,285,961	581,731	89,410
Accounts payable	5,416	-	-
Accrued employee benefits	3,460	-	-
Other payables (iii)	1,206,946	-	-
Accrued expenses and other current liabilities	41,413	1,863	286
Income tax payable	2,919	-	-
Liabilities for uncertain tax positions	4,813	-	-
Amounts due to the Company	53,169	2,025	331
Liabilities held for sale	1,318,136	3,888	597

i)	The balance as of December 31, 2016 included refundable commission fee of RMB99,700,000 and prepaid discount of RMB30,000,000 that were reclassified out and included in prepaid expenses and other current assets as of December 31, 2017 (Note 6).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

10.	Assets held for sale / Liabilities held for sale (continued)

ii)	As of December 31, 2016, the Company capitalized direct costs of RMB977,194,000 that were directly attributable to the development of the cloud infrastructure. During the year ended December 31, 2017, additional costs of RMB39,398,000 (US$6,055,000) were capitalized for buildings completed during the year. Total costs incurred directly attributable to the development of the cloud infrastructure was RMB1,016,592,000 (US$157,178,000) as of December 31, 2017. Of which, RMB550,606,000 (US$84,627,000) capitalized for completed buildings held under Beijing Shuo Ge and Beijing Zhao Du was transferred to assets held for sale - property and equipment whereas costs of other completed buildings in the aggregate of RMB39,927,000 (US$6,137,000) and costs of other completed equipment s in the aggregate of RMB6,150,000 (US$945,000) were transferred to property and equipment, net (Note 7). The remaining RMB416,352,000 (US$63,992,000) capitalized to date for construction in progress was re-designated as cloud infrastructure construction in progress.

iii)	The balance as of December 31, 2016 included advances of RMB997,000,000 from buyers of Beijing Shuo Ge and Beijing Zhao Du which was transferred to other payables as of December 31, 2017 (Note 14).

The operating results of the subsidiaries held for sale during the three years ended December 31, 2017 that are not presented within discontinued operations are summarized as follow:

	For the years ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000

Net revenue	-	(2,442)	-	-
Loss before income taxes	(57,010)	(107,399)	679	104

*	Loss before income taxes for the three years ended December 31, 2017 included transaction tax on assets transfer of RMB27,733,000, nil and nil, respectively. Loss before income taxes attributable to the noncontrolling interest for the three years ended December 31, 2017 was nil, RMB1,074,000 and RMB7,000 (US$1,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

11.	LONG TERM INVESTMENTS

Long term investments consisted of the following:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000
Cost investments:
PRC Fund	10,103	10,103	1,553
United States Fund	19,683	20,045	3,081
Investment in Flashapp Inc. (“Flashapp”)	12,240	12,240	1,881
Investment in ordinary shares of an unlisted company in PRC (“Investee A”)	6,000	6,000	922
Investment in preferred shares of an unlisted company in PRC (“Investee B”)	400	400	61

Available-for-sale investments:
Investment in redeemable preferred shares of an unlisted company in PRC (“Investee C”)	1,716	1,716	611
Investment in convertible borrowings of an unlisted company in Cayman Islands (“Investee D”)	3,973	3,973	264

Less: accumulated impairment	(19,956)	(24,329)	(3,739)
Total	34,159	30,148	4,634

Cost investments

In 2016, the Company made an additional RMB1,842,000 investment in the United States Fund. In 2017, the Company made an additional RMB 361,000 (US$53,000) investment in the United States Fund. Given that the Company holds less than five percent interest in each fund, the Company has accounted for such investments using the cost method.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

11.	LONG TERM INVESTMENTS (CONTINUED)

Available-for-sale investments

Investment in investee C was fully impaired in 2013.

On February 19, 2014, the Company entered into an agreement with an unlisted company in Cayman Islands (“Investee D”) to issue a convertible loan of RMB3,068,000 at an interest rate of US prime rate plus 2% for 2 years. The Company has the right to request conversion of all its convertible loan upon Investee D’s successful Series A financing, at a price less than 25% of its Series A financing price. The Company has accounted for the investment of convertible loan as an available-for-sale investment where such investment will be carried at fair value, with unrealized gains and losses reported as other comprehensive income/(loss) in the consolidated statements of comprehensive loss until realized. In 2016, the Company agreed to extend the terms of the convertible loan to August 19, 2017 and expected to exercise its conversion option upon the completion of Series A financing. In 2017, the company believed that there was a decline in value that was other-than-temporary, and recorded RMB3,290,000 (US$506,000) in “impairment of long term investments” in the consolidated statement of comprehensive loss.

12.	BORROWINGS

(a)	Short-term borrowings

Short-term borrowings consisted of the following:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Bank loan	29,311	9,960	1,531

On July 21, November 8 and December 21, 2016, the Company entered into short-term loan agreements with Bank A in PRC for credit loan of RMB9,371,000 (US$1,350,000), RMB9,940,000 (US$1,432,000) and RMB10,000,000 (US$1,440,000) with an interest rate of 5.655% per annum and a maturity term of twelve months, respectively. All of these loans were fully repaid in 2017.

On November 14, 2017, the Company entered into short-term loan agreement with Bank A in PRC for credit loan of RMB9,960,000 (US$1,531,000), with an interest rate of 7.395% per annum and a maturity term of twelve months.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

12.	BORROWINGS (CONTINUED)

(b)	Long-term borrowings

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Long-term bank loan	-	209,598	32,215
Long-term other borrowing	-	34,622	5,321

Less: current portion	-	(32,642)	(5,017)

Total	-	211,578	32,519

On October 30, 2017, the Company obtained a three-year credit facility of RMB240,000,000 (US$34,567,000) from Bank B in PRC, at 6.667% per annum. The credit facility includes RMB150,000,000 (US$21,604,000) for working capital and RMB90,000,000 (US$12,963,000) for capital expenditure. The credit facility is secured by Xin Run’s assets, while Mr. Wang Song, the Co-Founder and director of the Company, takes joint-and-several liability. The Company paid RMB2,400,000 (US$369,000) in December 2017 as borrowing cost to obtained the facility. On November 7, 2017, the first RMB150,000,000 (US$21,604,000) was drawn down and used as working capital. On December 13, 2017, the second RMB23,000,000 (US$3,535,000) was drawn down and used for capital expenditure. The borrowing cost paid for the facility was allocated to the two tranches of draw down and the remaining facility on a pro rata basis. Borrowing costs allocated to the actual draw down were presented as deductions of the loan carrying value. The borrowing costs are recognized over the lives of the term loans as interest expense, using the effective interest rate method.

On December 14, 2017, the Company obtained a five-year credit facility of RMB220,000,000 (US$33,813,000) from Bank C in PRC, at 6.175% per annum. The credit facility includes RMB220,000,000 (US$33,813,000) for working capital. The credit facility is secured by Xin Run’s assets, while Mr. Wang Song and Ms. Kou Xiaohong, the Founders and directors of the Company, take joint-and-several liability. The Company paid RMB2,600,000 (US$400,000) as borrowing cost to obtained the facility. On December 21, 2017, the first RMB40,000,000 (US$6,148,000) was drawn down and used as working capital. The borrowing cost paid for the facility was allocated to the draw down and the remaining facility on a pro rata basis. Borrowing cost allocated to the actual draw down was presented as deduction of the loan carrying value. The borrowing cost is recognized over the life of the term loan as interest expense using the effective interest rate method.

On September 7, 2017, the Company obtained a three-year borrowing of RMB38,784,000 (US$5,961,000) from a financial institution in the PRC, at 4.900% per annum. The borrowing is secured by Xin Run’s assets. The Company paid RMB1,000,000 (US$154,000) as borrowing cost recognized over the borrowing term as interest expense using the effective interest rate method.

Future installment payment schedule according to the borrowing agreements are as follows:

	December 31, 2017
	RMB’000	US$’000

2018	50,639	7,783
2019	88,376	13,583
2020	145,094	22,301

Total	284,109	43,667

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

13.	ACCRUED EXPENSES AND OTHER CURRENT liabilitieS

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Advance from customers	10,128	10,361	1,593
Other accrued expenses	19,656	26,876	4,131
Other tax payables	5,765	2,045	314

	35,549	39,282	6,038

14.	OTHER PAYABLES

Other payables consisted of the following:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Payables for purchase of property and equipment	16,397	257,375	39,558
Other Payables (i)	14,277	997,000	153,236

	30,674	1,254,375	192,794

(i)	The balance as of December 31, 2017 includes advances of RMB997,000,000 (US$153,000,00) from buyers of Beijing Shuo Ge and Beijing Zhao Du (Note 10).

15.	DEFERRED GOVERNMENT GRANT

Deferred government grant consisted of the following:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Beginning	24,799	24,208	3,721
Received	11,450	-	-
Recognized as income during the year	(12,041)	(4,628)	(711)

	24,208	19,580	3,010
Less: current portion	13,000	13,000	1,998

Ending	11,208	6,580	1,012

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

15.	DEFERRED GOVERNMENT GRANT (CONTINUED)

During the years ended December 31, 2016 and 2017, the Company received RMB11,450,000 and nil of government grants, respectively, from the relevant PRC government authorities. The government grant received is required to be used in research and development projects and refundable until the intended projects pass government inspection.

During the years ended December 31, 2016 and 2017, a certain government grant complied with the attached conditions. Hence, relevant government grants of RMB12,041,000 and RMB4,627,000 (US$711,000) respectively, was recognized in the consolidated statements of comprehensive loss in other operating income during the years ended December 31, 2016 and 2017, respectively.

16.	CAPITAL LEASE OBLIGATIONS

Certain computer equipment and optical fibers were acquired through capital leases entered into by the Company. Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	December 31, 2017
	RMB’000	US$’000

2018	43,587	6,699
2019	1,439	221

Total minimum lease payment	45,026	6,920
Less: amount representing interest	(870)	(134)

Present value of remaining minimum lease payment	44,156	6,786
Less: current portion	42,735	6,568
Non current portion	1,421	218

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

17.	SHARE-BASED COMPENSATION

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

17.	SHARE-BASED COMPENSATION (CONTINUED)

During the years ended December 31, 2015, 2016 and 2017, the Company granted nil, nil and 15,080,000 options, respectively, to a combination of employees and directors of the Company at exercise prices ranging from US$0.07 to US$0.53. As of December 31, 2017, options to purchase 25,113,357 of ordinary shares were outstanding and options to purchase 7,294,209 ordinary shares were available for future grant under the option plans.

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

(a)	Options Granted to Employees

The following table summarized the Company’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2016	13,760,054	0.26	5.91	3,358

Vested and expected to vest at January 1, 2016	9,521,520	0.21	5.98	2,920

Exercised	(1,325,241)	0.24
Forfeited	(1,496,736)	0.39

Outstanding, December 31, 2016	10,938,077	0.25	4.59	76

Vested and expected to vest at December 31, 2016	10,938,077	0.25		76

Exercisable at December 31, 2016	10,318,816	0.22	4.48	76

Granted	15,080,000	0.07
Forfeited	(904,720)	0.27

Outstanding, December 31, 2017	25,113,357	0.14	7.26	586

Vested and expected to vest at December 31, 2017	25,113,357	0.14		586

Exercisable at December 31, 2017	16,918,975	0.22	6.14	312

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

17.	SHARE-BASED COMPENSATION (CONTINUED)

(a)	Options Granted to Employees (continued)

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2017 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2017 of US$1.69 per ADS (equivalent to US$0.11 per ordinary share). The total intrinsic value of share options exercised during the years ended December 31, 2015, 2016 and 2017 was RMB29,241,000, RMB3,132,000 and nil, respectively.

As of December 31, 2017, there was RMB2,099,000 (US$323,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the accelerated method over the remaining vesting periods of different tranches, ranging from 2 years to 4 years.

The Company calculated the estimated fair value of the options granted in 2017 using the binomial option pricing model with the following assumptions:

2017

Suboptimal exercise factor	2.2-2.8
Risk-free interest rates	2.38%
Expected volatility	74.77%
Expected dividend yield	0%
Weighted average fair value of share option	0.042

The total fair value of options vested during the years ended December 31, 2015, 2016 and 2017 was RMB3,098,000, RMB590,000, and RMB2,054,000 (US$316,000), respectively.

(b)	Restricted Share Units Award Granted to Employees

On December 23, 2014, the Company issued 11,265,520 units of restricted share units to the employees and directors under the 2011 Plan. The restricted share units shall become vested in each year of 2014, 2015, 2016 and 2017, respectively.

On December 11, 2015, the Company issued 40,106,656 units of restricted share units to the employees and directors under the 2011 Plan. The restricted share units shall become vested in each year of 2016, 2017 and 2018, respectively.

As of December 31, 2017, there was RMB1,859,000 (US$286,000) of unrecognized share-based compensation cost, related to unvested restricted share units which is expected to be recognized over a weighted-average period of 3 years.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

17.	SHARE-BASED COMPENSATION (CONTINUED)

(b)	Restricted Share Units Award Granted to Employees (continued)

The following table summarized the Company’s restricted shares award issued under the 2011 Plan:

	Number of ordinary shares	Weighted average grant date fair value
		(US$)
Outstanding, January 1, 2016	44,406,588	0.43

Vested	(34,645,085)	0.43
Forfeited	(2,743,280)	0.44

Outstanding, December 31, 2016	7,018,223	0.46

Expected to vest at December 31, 2016	7,018,223	0.46

Granted	16,813,344	0.07
Vested	(20,555,835)	0.16
Forfeited	(1,935,168)	0.45

Outstanding, December 31, 2017	1,340,564	0.14

Expected to vest at December 31, 2017	1,340,564	0.14

The cost of the restricted share units is determined using the fair value (determined based on the fair market value of the Company’s ordinary shares on the grant date, or if the grant date is not a trading day then the immediately preceding trading date), net of expected forfeitures. The aggregate fair value of the unvested restricted share units for the years ended December 31, 2016 and 2017 was RMB22,268,000 and RMB 1,187,448 (US$183,000), respectively. The total fair value of restricted share units vested during the years ended December 31, 2016 and 2017 was RMB103,433,000 and RMB 21,398,788 (US$3,289,000), respectively.

(c)	Options Granted to Non-employees

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2017 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2017 of US$1.69 per ADS (equivalent to US$0.11 per ordinary share). As of December 31, 2017, the Company had options issued to non-employees outstanding to purchase an aggregate of 873,000 shares with an exercise price below the closing price of the Company’s ordinary shares on December 31, 2017, resulting in an aggregate intrinsic value of RMB416,000 (US$64,000).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

17.	SHARE-BASED COMPENSATION (CONTINUED)

(d)	Restricted Share Award Granted to a Non-employee

On December 31, 2016, the Company granted restricted share units of 454,912 shares to a former employee, which were immediately vested. The fair market value of the Company’s ordinary shares on the grant date of RMB1,320,000 (US$194,000) was recorded in the “general and administrative expense” in the consolidated statement of comprehensive loss.

A total compensation expense relating to all options and restricted share units recognized for the years ended December 31, 2015, 2016 and 2017 is as follows:

	For the years ended December 31,
	2015	2016	2017
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000

Cost of revenues	3,670	5,961	490	75
Sales and marketing expenses	2,882	2,753	254	39
General and administration expenses	38,796	72,483	9,630	1,480
Research and development expenses	3,258	3,828	562	86

	48,606	85,025	10,936	1,680

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The movement of accumulated other comprehensive income is as follows:

		Foreign currency translation	Unrealized/ (realized) holding gain on available- for-sale investments	Total
	Note	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2016		105	3,798	3,903
Other comprehensive (loss)/income before reclassification		(293)	659	366
Amounts reclassified from accumulated other comprehensive income	i)	-	(3,552)	(3,552)
Balance as of December 31, 2016		(188)	905	717
Other comprehensive income/(loss) before reclassification		2,748	(4,195)	(1,447)
Amounts reclassified from accumulated other comprehensive income		-	3,290	3,290
Balance as of December 31, 2017		2,560	-	2,560
Balance as of December 31, 2017, in US$		393	-	393

i)	The amount reclassified out of accumulated other comprehensive income in 2016 represented realized gain on the available-for-sale investment on the date of redemption, which was then recorded in other income in the consolidated statements of comprehensive income. The amount reclassified was determined on the basis of specific identification.

19.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB53,820,000, RMB53,669,000 and RMB 44,416,000 (US$6,397,000) for the years ended December 31, 2015, 2016 and 2017, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

20.	INCOME TAXES

Enterprise income tax

Cayman Islands

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIEs.

United States of America

ChinaCache North America, Inc. and CCAL was registered in California, United States of America in 2007 and 2016 respectively. For the years ended December 31, 2015, 2016 and 2017, the entity is subject to both California State Income Tax (8.84%) and Federal Income Tax (graduated income tax rate up to 34%) on its taxable income under the current laws of the state of California and United States of America.

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (“the Act”). The reduction of the corporate income tax rate to 21% has been reflected in deferred income tax accounting as of December 31, 2017.

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. ChinaCache Beijing qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2018 if it continues to qualify on an annual basis. The HNTE certificate of ChinaCache Beijing is expiring in 2019 and there exists uncertainties with the reapplication outcome. Beijing Blue IT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2015 to 2017 if it continues to qualify on an annual basis. The HNTE certificate of ChinaCache Blue IT is expiring in 2018 and there exists uncertainties with the reapplication outcome.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

20.	INCOME TAXES (CONTINUED)

Enterprise income tax (continued)

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2017, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2017, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2017, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Company will continue to monitor its tax status.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

20.	INCOME TAXES (CONTINUED)

Loss before income tax expense consists of:

	For the years ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	(2,302)	(39,075)	(25,380)	(3,901)
PRC	(109,047)	(870,949)	(286,137)	(43,978)

	(111,349)	(910,024)	(311,517)	(47,879)

The income tax expense (benefit) comprises:

	For the years ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000

Current	2,665	1,104	29,428	4,523
Deferred	(25,279)	3,125	30,220	4,645

	(22,614)	4,229	59,648	9,168

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT for the year ended December 31, 2015, 2016 and 2017 is as follows:

	For the years ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000

Loss before income tax expense	(111,349)	(910,024)	(311,517)	(47,879)

Income tax computed at PRC statutory tax rate of 25%	(27,838)	(227,506)	(77,880)	(11,970)
Preferential tax rates	3,335	68,787	15,992	2,458
International rate differences	(1,745)	(361)	7,702	1,184
Additional 50% tax deduction for qualified research and development expenses	(9,531)	(9,915)	(8,795)	(1,352)
Non-deductible expenses	18,564	25,611	12,751	1,960
Effect of changes in tax rates on deferred taxes	(1,406)	2,203	(86,069)	(13,229)
Changes in unrecognized tax benefits	(1,939)	(1,316)	(502)	(77)
Changes in the valuation allowance	(1,949)	146,726	196,449	30,194
Other permanent difference	(105)	-	-	-
Income tax expense (benefit)	(22,614)	4,229	59,648	9,168

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

20.	INCOME TAXES (CONTINUED)

The components of deferred taxes are as follows:

	For the years ended December 31,
	2016	2017
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
- Allowance for doubtful accounts	9,349	11,927	1,833
- Deferred revenue	3,631	3,595	553
- Accruals	6,764	21,102	3,243
- Tax losses	55,122	159,782	24,558
- Property and equipment	2,451	3,424	526
- Intangible assets	615	2,001	308
- Long-term investment impairment	900	1,500	231
- Impairment loss for long-lived assets	68,318	68,508	10,529
- Unrealized profit	-	71,760	11,029
Less: valuation allowance	(147,150)	(343,599)	(52,810)

Total Deferred tax assets	-	-	-

Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future years.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

20.	INCOME TAXES (CONTINUED)

As of December 31, 2017, the Company has net operating tax losses carried forward from its PRC subsidiaries, as per filed tax returns, of RMB466,318,692 (US$71,672,000), which will expire between 2018 and 2022.

Unrecognized Tax Benefits

As of December 31, 2016 and 2017, the Company recorded an unrecognized tax benefit of RMB21,558,000 and RMB95,475,000 (US$14,674,000), respectively, of which RMB6,725,000 and RMB51,225,000 (US$7,873,000), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefit is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2016 and 2017, unrecognized tax benefits of RMB18,591,000 (US$2,857,000), if ultimately recognized, will impact the effective tax rate. The Company recorded penalty of RMB2,206,000, reversal of penalty of RMB658,000 and RMB14,708,000 (US$2,261,000) and interest expense of RMB1,619,000, RMB868,000 and RMB2,249,000 (US$346,000) for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, the Company’s tax years ended December 31, 2007 through 2018 remain open for statutory examination by tax authorities.

A roll-forward of accrued unrecognized tax benefits is as follows:

	December 31,
	2016	2017
	RMB’000	RMB’000	US$’000

Beginning balance	18,165	16,745	2,574
Increase based on tax positions related to the current year	-	74,419	11,438
Decrease of tax positions related to prior year	(1,420)	(502)	(77)
Reclassified from liabilities held for sale (Note 10)	-	4,813	740

Ending balance	16,745	95,475	14,675

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

21.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Director of the Company
Ms. Kou Xiaohong	The Co-Founder and Director of the Company
Flashapp	A company under the significant influence of the Company

The Company had the following related party balances as of December 31, 2015 and 2016 and related party transactions during the year then ended:

	Ms. Kou Xiaohong	Flashapp	Total

Balance as of January 1, 2015	(18)	-	(18)

Service charge by Flash app	-	(81)	(81)
Service fee paid to Flash app	-	81	81
Balance as of December 31, 2015	(18)	-	(18)
Service charge by Flash app	-	-	-
Service fee paid to Flash app	-	-	-
Balance as of January 1, 2016 and December 31 2016 and 2017	(18)	-	(18)
Balance as of December 31, 2017 (US$’000)	(3)	-	(3)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

22.	RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. ChinaCache Beijing was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2016 and 2017, the Company had appointed RMB1,326,000 and RMB1,326,000 (US$202,000), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company's VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2017, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB72,323,000 (US$10,417,000).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

23.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	For the Year Ended December 31,
	2015	2016	2017
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net loss attributable to ordinary shareholders:	(88,691)	(913,477)	(369,161)	(56,739)

Denominator:
Number of shares outstanding, opening	413,147,475	400,165,607	421,522,374	421,522,374
Weighted average number of shares issued	1,423,986	20,702,130	4,067,372	4,067,372
Weighted average number of shares repurchased	(7,421,952)	(12,678,015)	-	-
Weighted-average number of shares outstanding – Basic	407,149,509	408,189,722	425,589,746	425,589,746
Weighted-average number of shares outstanding – Diluted	407,149,509	408,189,722	425,589,746	425,589,746

Loss per share
-Basic	(0.22)	(2.24)	(0.87)	(0.13)
-Diluted	(0.22)	(2.24)	(0.87)	(0.13)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2015, 2016 and 2017 as their effects would be anti-dilutive.

During the years ended December 2015, 2016 and 2017, the Company issued 163,904, 23,000,000 and nil treasury stock to its share depositary bank which will be used to settle share option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of share option awards will be returned to the Company.

During 2017, treasury stock was used to settle 3,627,709 units of restricted share units vested, respectively (2016: exercise of share options 1,325,241 and restricted share units vested 33,762,181, 2015: exercise of share options 8,776,032 and restricted share units vested 9,291,500).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

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

Investment in the Investee D
RMB’000

Fair value at January 1, and December 31, 2016	3,973
Other than temporary impairment	(3,973)

Fair value at December 31, 2017	-
Fair value at December 31, 2017 (US$’000)	-

The Company’s valuation techniques used to measure the fair value was derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment will be recorded in other comprehensive income/(loss).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

25.	COMMITMENTS AND CONTINGENCIES

(a)	Operating Leases

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Total rental expense under all operating leases was RMB22,100,000, RMB21,962,000 and RMB 23,396,000 (US$3,596,000) for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, the Company had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	December 31, 2017
	RMB’000	US$’000

2018	20,458	3,144
2019	19,309	2,968

	39,767	6,112

(b)	Purchase Commitments

As of December 31, 2017, the Company had outstanding purchase commitments in relation to bandwidth and cloud infrastructure of RMB188,203,000 (US$28,926,000).

(c)	Contingencies

In July 2017, a claim was raised by a construction company of the cloud infrastructure against Xin Run, for the alleged non-payment of construction fees of RMB73,900,000 (US$10,644,000) and the relating interest. Management believes that the claims are without merit and intends to defend the claims vigorously. Considering the preliminary status of the trial, Management cannot reasonably predict the result and potential financial impact of this pending claim, if any.

In August 2017, one of the Company’s PRC subsidiary, Xin Run, initiated a lawsuit against Beijing Federation of Supply and Marketing Cooperatives, or BFSMC, in Beijing, arising out of the Company’s sale of data center to BFSMC. Xin Run sought the payment of RMB105,600,000 (US$16,230,000) and the related interest in the remaining outstanding purchase price from BFSMC. In September 2017, BFSMC filed the statement of defense and made various counterclaims against the Company, claiming damages in the total amount of approximately RMB50,500,000 (US$7,762,000). In October 2017, a subsidiary of BFSMC filed an additional claim against the Company for damages in the total amount of approximately RMB30,000,000 (US$4,611,000). Thereafter the Company filed a motion to dismiss BFSMC’s counterclaim arguing that the court does not have the jurisdiction. In April 2018, the Company was notified by the court that its motion was dismissed and that under court order, BFSMC may put a hold against Xin Run’s bank deposits and other assets for approximately RMB50,500,000 (US$7,762,000). Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

26.	SUBSEQUENT EVENT

In addition to the information disclosed elsewhere in the financial statements, there are the following subsequent events:

On April 10, 2018, the Company and a third party entered into a sales and lease back framework contract for cloud infrastructure under construction. According to the contract, the Company would receive an advance of RMB368,000,000 (US$56,561,000) in July 2018 and the Company shall deliver the cloud infrastructure by the end of October 2018. Interest at market rate would be charge if there is delay in the Company’s delivery.

On April 23, 2018, the Company received a letter of intention signed by a third party regarding a facility of RMB300,000,000 (US$46,109,000) for the construction of the cloud infrastructure with a term of two years.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

ConDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2016	2017
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	24,463	1,141	175
Prepaid expenses and other current assets	1,505	1,647	253

Total current assets	25,968	2,788	428

Non-current assets:
Long term investments	19,684	20,045	3,081
Investments in subsidiaries and consolidated VIEs	(183,170)	(514,022)	(79,005)

Total non-current assets	(163,486)	(493,977)	(75,924)

TOTAL ASSETS	(137,518)	(491,189)	(75,496)

LIABILITIES AND SHAREHOLDERS’ DEFECIT:
Current liabilities:
Accrued expenses and other payables	4,687	7,398	1,137

Total current liabilities	4,687	7,398	1,137

Total liabilities	4,687	7,398	1,137

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 409,339,219 and 426,267,345 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	334	338	52
Additional paid-in capital	1,562,408	1,573,341	241,817
Treasury stock	(24,531)	-	-
Statutory reserves	1,326	1,326	204
Accumulated deficit	(1,682,459)	(2,076,151)	(319,099)
Accumulated other comprehensive income	717	2,559	393
Total shareholders’ deficit	(142,205)	(498,587)	(76,633)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	(137,518)	(491,189)	(75,496)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED statements of COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

General and administrative expenses	(7,726)	(21,314)	(10,986)	(1,689)
Impairment of long term investments	-	(12,240)	(3,290)	(506)

Operating loss	(7,726)	(33,554)	(14,276)	(2,195)

Interest income	15	18	-	-
Other income	3,376	6,593	14,384	2,211
Foreign exchange gain/(loss)	13,284	14,209	(11,043)	(1,697)
Share of losses from subsidiaries and consolidated VIEs	(97,640)	(900,743)	(358,226)	(55,058)

Loss before income taxes	(88,691)	(913,477)	(369,161)	(56,739)
Income tax expense	-	-

Net loss	(88,691)	(913,477)	(369,161)	(56,739)

Foreign currency translation	264	(293)	2,748	422
Unrealized gain/(loss) from available-for-sale investments	1,853	659	(4,195)	(645)
Amounts reclassified from accumulated other comprehensive income	-	(3,552)	3,290	506

Total other comprehensive income/(loss), net of tax	2,117	(3,186)	1,843	283
Comprehensive loss	(86,574)	(916,663)	(367,318)	(56,456)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net cash used in operating activities	(4,528)	(15,395)	(22,514)	(3,461)

Cash flows from investing activities:
Cash paid for long term investments	(1,302)	(1,842)	-	-
Cash received from sale of short term investment	-	26,828	-	-

Net cash (used in)/provided by investing activities	(1,302)	24,986	-	-

Cash flows from financing activities:
Proceeds from employee share options exercised	16,993	5,427	-	-
Cash received from an off-shore subsidiary	42,946	-	-	-
Payment for repurchase of ordinary shares	(93,891)	(39,402)	-	-

Net cash used in financing activities	(33,952)	(33,975)	-	-

Net decrease in cash and cash equivalents	(39,782)	(24,384)	(22,514)	(3,461)
Cash and cash equivalents at beginning of the year	73,408	46,363	24,463	3,760
Effect of foreign exchange rate changes on cash	12,737	2,484	(808)	(124)
Cash and cash equivalents at end of the year	46,363	24,463	1,141	175

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

(a)	Basis of presentation

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

