Form 20-F
period 2018-12-31
ChinaCache International Holdings Ltd.
filed 2019-11-29
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

(Address of principal executive offices)

Bin Liu, Acting Chief Executive Officer

Tel: +86 (10) 6408 5088

Fax: +86 (10) 6408 5888

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American depositary shares, each representing 16 ordinary shares Ordinary shares, par value US$0.0001 per share*	None None

*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

429,404,977 ordinary shares, par value US$0.0001 per share, as of December 31, 2018

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

    Yes  ☐    No  ☒

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purpose of this annual report only:

•	“ADSs” refers to American depositary shares, each of which represents 16 ordinary shares;

•	“Beijing Blue I.T.” means Beijing Blue I.T. Technologies Co., Ltd.;

•	“Beijing Jingtian” means Beijing Jingtian Technologies Co., Ltd.;

•	“ChinaCache,” “we,” “us,” “our company,” and “our” refer to ChinaCache International Holdings Ltd., its subsidiaries and its consolidated variable interest entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“ChinaCache Beijing” means ChinaCache Network Technology (Beijing) Co., Limited;

•	“ChinaCache Hong Kong” means ChinaCache Networks (Hong Kong) Limited;

•	“ChinaCache Shouming” means ChinaCache Shouming Technology (Beijing) Co., Limited;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“U.S.” refers to the United States of America;

•	“U.S. GAAP” refers to generally accepted accounting principles in the U.S.;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the U.S.;

•	“Xin Run” means ChinaCache Xin Run Technology (Beijing) Co., Limited; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3 Key Information — D. Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2016, 2017 and 2018 and our balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the year ended December 31, 2014 and 2015and our balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Loss Data:
Net Revenues:
Third party customers	1,384,273	1,353,627	1,054,235	852,568	922,591	134,185
A related party customer	—	—	—	—	—	—
Total Net Revenues:	1,384,273	1,353,627	1,054,235	852,568	922,591	134,185
Cost of revenues(1)(3)	(966,558)	(1,041,412)	(1,077,810)	(781,822)	(666,162)	(96,889)
Gross profit (loss)	417,715	312,215	(23,575)	70,746	256,429	37,296
Other operating income (loss)	—	13,911	(19,044)	(19,483)	(27,352)	(3,978)
Operating expenses:(1)
Sales and marketing expenses(1)	(127,843)	(115,621)	(93,603)	(61,770)	(36,428)	(5,298)
General and administrative expenses(1)	(144,003)	(202,518)	(256,007)	(142,721)	(128,331)	(18,665)
Provision (recovery of provision) for doubtful accounts receivable	(46,977)	3,892	(9,010)	(17,514)	(1,050)	(153)
Transaction tax on assets transfer	—	(27,733)	—	—	—	—
Research and development expenses(1)	(116,381)	(103,110)	(104,018)	(81,748)	(68,412)	(9,950)

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Loss Data:
Impairment of long-lived assets	—	—	(399,094)	(21,757)	—	—
Impairment of long-term investment	—	—	(18,240)	(3,690)	—	—
Operating loss	(17,489)	(118,964)	(922,591)	(277,937)	(5,144)	(748)
Interest income	5,529	4,618	4,669	1,430	354	52
Interest expense	(8,220)	(13,158)	(11,647)	(18,665)	(33,543)	(4,879)
Other (expense) income	6,298	2,991	5,336	(5,303)	8,331	1,212
Foreign exchange (loss) gain	3,944	13,164	14,209	(11,043)	4,200	611
Loss from continuing operations before income taxes	(9,938)	(111,349)	(910,024)	(311,518)	(25,802)	(3,752)
Income tax (expense) benefit	3,097	22,614	(4,229)	(59,648)	(11)	(2)
Net loss	(6,841)	(88,735)	(914,253)	(371,166)	(25,813)	(3,754)
Net loss attributable to the non-controlling interest	—	(44)	(776)	(2,005)	(1,395)	(203)
Net loss attributable to the Company’s shareholders	(6,841)	(88,691)	(913,477)	(369,161)	(24,418)	(3,551)
Loss per ordinary share:
Basic	(0.02)	(0.22)	(2.24)	(0.87)	(0.06)	(0.01)
Diluted	(0.02)	(0.22)	(2.24)	(0.87)	(0.06)	(0.01)
Loss per ADS(2)
Basic	(0.27)	(3.49)	(35.84)	(13.92)	(0.76)	(0.11)
Diluted	(0.27)	(3.49)	(35.84)	(13.92)	(0.76)	(0.11)
Shares used in basic loss per share computation	403,401,928	407,149,509	408,189,722	425,589,746	426,809,567	426,809,567
Shares used in diluted loss per share computation	403,401,928	407,149,509	408,189,722	425,589,746	426,809,567	426,809,567

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	951	3,670	5,961	490	551	80
Sales and marketing expenses	2,167	2,882	2,753	254	220	32
General and administrative expenses	10,612	38,796	72,483	9,630	2,032	296
Research and development expenses	3,307	3,258	3,828	562	1,124	163
Total share-based compensation expenses included in cost of revenues and operating expenses	17,037	48,606	85,025	10,936	3,927	571

(2)	Each ADS represents 16 ordinary shares.

(3)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	375,879	606,796	134,924	106,708	41,127	5,982
Restricted Cash					5,461	794
Accounts receivable, net	319,494	243,431	190,587	161,043	210,476	30,612
Assets held for sale	—	1,060,543	1,285,961	581,731	581,350	84,554
Total current assets	864,815	1,986,857	1,735,143	1,064,491	1,010,747	147,006
Property, plant and equipment, net	418,886	499,946	—	53,326	415,067	60,369
Cloud infrastructure construction in progress	283,475	—	—	416,352	289,280	42,074
Intangible assets, net	10,321	10,898	—	165	143	21
Total assets	1,731,208	2,618,616	1,805,827	1,606,035	1,845,869	268,470
Liabilities held for sale	—	1,014,449	1,318,136	3,888	7,991	1,162
Total current liabilities	864,105	1,779,700	1,893,188	1,887,363	2,015,567	293,152
Total liabilities	896,261	1,896,929	1,948,347	2,106,942	2,385,847	347,006
Total shareholders’ equity	834,947	721,687	(142,520)	(500,907)	(539,978)	(78,537)

Exchange Rate Information

A majority of our operations are conducted in China and our revenues are mainly denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2018. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 22, 2019, the certified exchange rate was RMB7.0389 to US$1.00.

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

Period	Period End	Average(1)	Low	High
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
2017	6.5063	6.7350	6.4773	6.9575
2018	6.8755	6.6292	6.2649	6.9737
October	6.9737	6.9191	6.8680	6.9737
November	6.9558	6.9367	6.8894	6.9558
December	6.8755	6.8837	6.8343	6.9077
2019
January	6.6958	6.7863	6.6958	6.8708
February	6.6912	6.7367	6.6822	6.7907
March	6.7112	6.7119	6.6916	6.7381
April	6.7347	6.7161	6.6870	6.7418
May	6.9027	6.8519	6.7319	6.9182
June	6.8650	6.8977	6.8510	6.9298
July	6.8833	6.8775	6.8487	6.8927
August	7.1543	7.0629	6.8972	7.1628
September	7.1477	7.1137	7.0659	7.1786
October	7.0379	7.0961	7.0379	7.1473

November (through November 22) 2019	7.0389	7.0168	6.9766	7.0389

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

We had net losses in recent years. For the three years ended December 31, 2016, 2017 and 2018, our net loss was RMB914.3 million, RMB371.2 million and RMB25.8 million (US$3.8 million), respectively. As of December 31, 2018, we had an accumulated deficit of RMB2,096.4million (US$304.9 million) and a deficit in working capital of RMB1,004.8 million (US$146.1 million). In 2018, we had net cash used in operating activities of RMB41.97 million (US$6.1 million), net cash used in investing activities of RMB160.8 million (US$23.4 million) and net cash provided by financing activities of RMB140.86 million (US$20.45 million). We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the construction and successful operation of our cloud infrastructure projects, the timely collection of payment from our customers and the availability of additional funding. In the next twelve months, we will use the cash inflows to be funded by a combination of sources, including a) the advance of RMB80 million (US$11.6 million) to be received from a third party buyer for a selling cloud infrastructure building under construction and later another RMB1,150 million (US$16.7 million) for the completion of the whole deal, b) negotiation with vendors for more favorable payment terms Together with our existing cash and cash equivalents, bank borrowing and the anticipated improvement in the cash inflow from the operations, we expect to have sufficient capital to meet our anticipated working capital requirements and capital expenditure for at least the next 12 months.

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

We invest heavily in capital equipment and infrastructure to increase our network capacity. For example, we had capital expenditures of RMB576.5 million, RMB45.7 million and RMB 336.1 million (US$48.9 million) in 2016, 2017 and 2018, respectively, which relate to our additions of intangible assets, property and equipment as well as construction in progress. In 2019 and beyond, we may increase our costs and expenses, including investments in cloud infrastructure and additional bandwidth, servers and other equipment. In particular, we plan to continue the development of our internet data centers (IDC), High Performance Cloud Cache, or HPCC, and Bandwidth Schedule Platform to optimize bandwidth usage and improve network efficiency in order to meet the needs of new product development and our evolving businesses. We expect these projects, upon completion, to result in substantial increase in IDC related sales revenues and reduction in our future operation expenses and capital expenditures on equipment. However, since the aforementioned technologies are relatively new, we cannot assure you that their implementation will benefit us with the cost and expense reduction as expected, or at all. Furthermore, our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we may not accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2016, 2017 and 2018, 32.7%, 36.4% and 12.1%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer. In addition, we plan to attract additional customers for our cloud infrastructure and charge fees for facilities development and/or on-going management and operation. If we cannot attract enough customers for our cloud infrastructure project, we may not be able to recoup our investments and our profitability in connection with this business line will suffer adverse impact, which will in turn affect our overall results of operation.

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

The market for content and application delivery services is characterized by rapidly changing technology, evolving customer needs and requirements, and frequent new product and service introductions. Our results of operations depend on our ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. We must commit significant resources to developing new services or enhancements to our existing services before we are able to develop services that are widely accepted by the market. For example, individuals are increasingly using mobile devices to access internet content. Our ability to provide new and innovative solutions to address challenges posed by mobile device users is important to our future growth potential. Furthermore, we may not successfully execute our technology initiatives or our new services initiatives, such as the internet exchange and data center business, because of unexpected complexities in planning or timing, technical hurdles that we fail to overcome in a timely manner, misunderstandings about market demand or a lack of appropriate resources. In 2015 and 2016, we experienced an interruption in our services to our clients as a result of technical difficulties we encountered when migrating our services from our existing platform to our high capacity platform. Due to the resulting decrease in user traffic, our revenue from this line of business was adversely affected in 2015, 2016 and 2017. In 2016, 2017 and 2018, we continued improving the performance of the HPCC platform for a number of products including downloading, VOD and webpage services and in these areas the capacity of the platform reached its designed level. We also improved the performance of the platform’s certain technical specifications such as the response time and achieved progresses into 2017. However, because the technology underlying our HPCC platform is relatively new, we may face new technical issues in the future. If we fail to timely and effectively address those issues as they arise, our system performance may be affected, resulting in further decrease in customer traffic and loss in our number of customers. This may in turn materially and adversely affect our results of operations. Failures in execution or market acceptance of new services we introduce could also result in competitors providing those solutions before we do, which could lead to loss of market share, revenues and earnings.

We may continue to record impairments charges in the future.

If our business conditions deteriorate, our long-lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the fair value. In the year ended December 31, 2018, we did not record any impairment of long-lived assets, however, we cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but not limited to, a sustained decline in the price of our securities, strategic decisions made in response to changes in economic and competitive conditions, any material adverse change in our relationship with significant customers or the impact of the economic environment on our customer base. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

During any given fiscal period, a relatively small number of customers typically account for a significant percentage of our revenue. Our five largest customers contributed 48.2%, 57.2 % and 68.5% of our total net revenues for the years ended December 31, 2016, 2017 and 2018, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. Our large customers may decrease the amount of services they purchase from us, ask for price reduction or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone since 2014. The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.9% in 2017 and 6.6% in 2018. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since March 2018, there has been growing concerns over foreign trade conflicts between China and the United States and some European and Asian countries, and the United States government is seen as becoming more stringent on Chinese high-tech companies offering substitute technology, products and services in the U.S. The trade frictions have evolved unfortunately into a larger scale trade war in late 2018, market access to these countries by Chinese companies has been severely impacted or completed stemmed, thus inflicting unexpected severe blow to Chinese high-tech companies may include ChinaCache in future.  ChinaCache has business presence in the United States and some European and Asian countries and some of the customers from the afore-mentioned countries contributed significant percentage of ChinaCache’s total revenue. If such trade war continues to escalate and governments of these countries opt to adopt restrict measures against ChinaCache, among like Chinese high-tech companies, our global market share, number of international customers will decline, impacting our business, financial conditions and results of operations to an extent beyond our best estimate.

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

Our business is dependent on providing our customers with fast, efficient and reliable delivery of internet content and applications. Many of our customers depend on our services to operate their businesses. Consequently, any disruption of our services could have a material impact on our customers’ businesses. Our network or services could be disrupted by numerous events, including natural disasters, power losses, changes in our service providers’ practices and failure of our software or network. From time to time, we need to correct errors and defects in our platform software or in other aspects of our network. There may be errors and defects originating with third-party networks or software on which we rely that harm our ability to deliver our services. We may also experience disruptions caused by software viruses or other attacks by unauthorized users. Despite our significant capital investments, we may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in our services. Any widespread interruption of the functioning of our networks and related services for any reason would reduce our revenues and could harm our business and financial results. In 2016, the internet connection at one of our third-party co-location facilities was interrupted for several hours and as a result our services to certain customers were affected. This is a one-time incident and did not have any material impact on our business or results of operation. In 2017 and 2018 there’re no recurring like incidents. If in the future similar incidents or a more widespread interruption occurred or if we failed to deliver internet services and applications to users as expected during a high-profile media event or well-publicized circumstance, our reputation could be severely damaged. Moreover, any disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

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

Starting from 2015, we have spent significantly on the continued development of internet data centers in order for the company to enhance its capability to offer CND, IDC, cloud hosting, or a portfolio of service packages. The planned service capability enhancement initiatives have placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. Our planned service enhancement requires us to rapidly build up a wealth of knowledge on the targeted service offering and at the same time offer consistent and high quality service to customers for existing business.  Our future results of operations depend to a large extent on our ability to manage this technical enhancement successfully. Risks that we face in undertaking this expansion include:

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

On September 4, 2019, Nasdaq issued a letter to the Company stating that the Nasdaq Hearings Panel  has determined to delist the Company’s shares from the Nasdaq Stock Market. We are planning to apply to the OTC QB market.

Our results of operations may fluctuate as a result of various factors, many of which are outside of our control. These fluctuations are often not seasonable but could result in significant volatility in, and otherwise adversely affect, the market price of our ordinary shares.   Fluctuations in our results of operations may be due to a number of factors, including:

•	our ability to increase sales to existing customers and attract new customers;

•	the loss of major customers, or a significant variation in their use of our services;

•	service outages or security breaches;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and network;

•	the occurrence of significant events in a particular period that results in an increase in the use of our services, such as a major media event or a customer’s online release of a new or updated video game;

•	changes in our pricing policies or those of our competitors;

•	share-based compensation expenses associated with attracting and retaining key personnel;

•	limitations of the capacity of our platform and related systems;

•	the timing of costs related to the development or acquisition of technologies, services or businesses;

•	general economic, industry, market and regulatory conditions and those conditions specific to internet usage and online businesses;

•	reduced usage of our services by our customers. and

•	the results of the legal proceedings involving Xin Run and BFSMC and other unresolved material legal proceedings as described further below.

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

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 57 PRC patents, two U.S. patents, 50 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

In October 2017, a subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. At present, the second instance of this case has been completed. Unfortunately, we lost, and the court ruled that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. Liability equal to the sentenced amount has been recorded in the balance sheet as of December 31, 2018 under other payables to offset consideration received for disposal of Zhao Du and Shuo Ge in the expectation to net settle with BFSMC.

In addition, in June, 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Liability equal to the sentenced amount has been recorded in the balance sheet as of December 31, 2018 under other payables to offset consideration received for disposal of Zhao Du and Shuo Ge in the expectation to net settle with BFSMC.

Please see “Item 8. Financial information — A. Consolidated Statements and Other Financial Information-Legal Proceedings-Litigation” for more information. With respect to the sale of data center building to People.cn, on December 29, 2017, Xin Run entered into a framework agreement with People.cn, under which, among others, Xin Run will transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn subject to terms and conditions to be set forth in a definitive equity transfer agreement. On April 3, 2019, Xin Run entered into a definitive equity transfer agreement and other relevant documents with People.cn, pursuant to which, among others, Xin  Run agrees to transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn and return RMB73.2 million prepaid by People.cn before December 31, 2024.

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

The Enterprise Income Tax Law, effective as of January 1, 2008, as recently amended on December 29, 2018, permits certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other financial or non-financial criteria to enjoy a reduced 15% enterprise income tax rate subject to certain qualification criteria. In November 2013, ChinaCache Beijing obtained the certificate of “high and new- technology enterprise” jointly issued by the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation, and has since then continued to qualify as a “high and new- technology enterprise” and been entitled to a reduced income tax rate of 15%. In December 2016, ChinaCache Beijing was recognized as a “high and new technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2016 to 2019. ChinaCache Beijing is currently in the process of applying for the renewal of such certification.We cannot assure you that ChinaCache Beijing will continue to be recognized as a “high and new- technology enterprise” and enjoy the tax benefits from 2020 and forward.

In November 2012, Beijing Blue I.T. was recognized as a “high and new- technology enterprise” and was eligible for a preferential tax rate of 15% effective retrospectively from 2012 to 2014. In July 2015, Beijing Blue I.T. was recognized as a “high and new- technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2015 to 2017. In October 2018, Beijing Blue I.T. was recognized as a “high and new- technology enterprise” once again and became eligible for a preferential tax rate of 15% effective from 2018 to 2020.

In December 2013, Beijing Blue I.T. was recognized as a key software enterprise covered by the national planning layout scheme, or Key Software Enterprise, jointly by the National Development and Reform Commission, the Ministry of Industry and Information Technology, or the MIIT, Ministry of Commerce and State Administration of Taxation, or the SAT, which entitled it to enjoy a preferential income tax rate of 10% for 2013 and 2014. According to a Circular issued by the MIIT and the SAT on Matters relating to Preferential Corporate Income Tax Policies for Software Enterprises in May 27, 2015, the recognition of “Key Software Enterprise” was stopped since May 2015. In May 2016, Ministry of Finance, SAT, National Development and Reform Commission and MIIT jointly issued a circular to restart the recognition of Key Software Enterprise. Companies may be entitled to the preferential tax rate of 10%, at time of tax return filing, by filing application with the tax authority with supporting documentation proving its qualifications to be a “Key Software Enterprise” during its annual income tax settlement process. Beijing Blue I.T. plans to file application for the preferential tax benefit of 10% rate in due time and when such tax benefits policy is still effective.

For the year ended December 31, 2018, our other PRC subsidiaries would be subject to an enterprise income tax rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) of their income from tax and enjoy a reduced enterprise income tax rate of 20%. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results —Taxation — PRC.”

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded that we maintained effective internal control over financial reporting as of December 31, 2018, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any material control weakness that may be identified in the future.

We have granted, and may continue to grant, stock options and restricted share units under our stock incentive plans, resulting in increased share based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011. As of December 31, 2018, there were outstanding options to purchase 38,240,288 of our ordinary shares and 67,691,120 vested restricted share units granted in accordance with these plans. See “Item 6 Directors, Senior Management and Employees — B. Compensation — Stock Incentive Plans.” For the years ended December 31, 2016 ,2017 and 2018, we recorded RMB85.0 million, RMB10.9 million and RMB 3.9 million (US$0.6million), respectively, in share-based compensation expenses for employees. If we grant more stock options or restricted share units to attract and retain key personnel, the expenses associated with share based compensation may adversely affect our results of operations. However, if we do not grant stock options or restricted share units or reduce the number of stock options or restricted share units that we grant, we may not be able to attract and retain key personnel.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications business, except for those engaged in e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2019 Version), or the Negative List, which became effective on July 30, 2019 and replaced the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2018 Version), and other applicable laws and regulations. In addition, on January 31, 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing lifts foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. Nevertheless, since this approval is recently published and the local authorities in Beijing has not promulgated any implementing rules or guidelines as of the date of this annual report, it remains uncertain as to the interpretation and implementation of this new policy in many aspects, such as whether the abovementioned requirements provided by the Foreign Investment Telecommunications Rules for a major foreign investor and the MIIT approval will still apply in Beijing.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries, ChinaCache Beijing and Xin Run, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our content and application delivery total solution business and the other telecommunications-related businesses in China through a set of contractual arrangements with each of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming and their respective shareholders. These contractual arrangements provide us with effective control over Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. For a description of these contractual arrangements, see “Item 4. Information on the Company —C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.”

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

ChinaCache Beijing’s and Xin Run’s contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that ChinaCache Beijing’s and Xin Run’s contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the respective tax liabilities of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming without reducing ChinaCache Beijing’s and Xin Run’s tax liability, which could further result in late payment fees and other penalties to Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming for underpaid taxes; or (ii) limiting the ability of ChinaCache Beijing, Xin Run, Beijing Blue I.T., Beijing Jingtian or ChinaCache Shouming to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming, and their respective shareholders, to operate our business in China. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Our Consolidated Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. Under the current contractual arrangements, as a legal matter, if our consolidated variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system and we may incur substantial costs and expend significant resources in pursuing such enforcement actions.

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

The shareholders of our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming, are also the founders, directors, executive officers, employees or shareholders of our company. Conflicts of interests between their roles may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated variable interest entities to breach the existing contractual arrangements. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our two consolidated variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the share pledge agreements between us and the shareholders of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming may be subject to limitations based on PRC laws and regulations.

Pursuant to the share pledge agreements which our wholly-owned subsidiary ChinaCache Beijing has entered into with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders, and the share pledge agreement that Xin Run has entered into with ChinaCache Shouming, the shareholders of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming have agreed to pledge their respective equity interests in Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming to ChinaCache Beijing or Xin Run to secure Beijing Blue I.T.’s, Beijing Jingtian’s and ChinaCache Shouming’s performance of their obligations under the relevant contractual arrangements. The share pledges of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming under these share pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, now the State Administration for Market Regulation, or SAIC.

In addition, when registering the pledges over the equity interests under the share pledge agreements with the local branch of SAIC, the amount of secured liabilities as stated on the application forms was RMB40.0 million for Beijing Blue I.T., RMB10.0 million for Beijing Jingtian and RMB10.0 million for ChinaCache Shouming, corresponding to the pledged equity interests. The share pledge agreements with the shareholders of Beijing Blue I.T. provide that the pledged equity interest constitutes continuing security for any and all of the payment obligations under all of the principal service agreements. The share pledge agreements with the shareholders of Beijing Jingtian provide that the pledged equity interest constitutes continuing security for any and all of payment obligations, including payment of consulting and service fees, under the business cooperation agreement. The share pledge agreements with the shareholders of ChinaCache Shouming provide that the pledged equity interest constitutes continuing security for any and all of payment obligations, including payment of consulting and service fees, under the business cooperation agreement. However, it is possible that a PRC court may take the position that RMB10.0 million, RMB40.0 million or RMB10.0 million, as applicable, represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the share pledge agreements and are in excess of RMB10.0 million, RMB40.0 million or RMB10.0 million, as applicable, could be determined by the PRC court as unsecured debt, which takes secondary priority comparing with other creditors of secured debts.

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

Furthermore, the MIIT has strengthened its oversight on the Internet access service market in recent years, which is underscored by the Circular on Clearing Up and Regulating the Internet Access Service Market issued by the MIIT in January 2017 and the Circular on Deepening the Work of Clearing Up and Regulating the Internet Access Service Market issued by the MIIT in April 2018. According to these two circulars, the regulator has launched a series of inspections and rectifications to regulate the market, which lasts until March 31, 2019. For example, in February 2018, MIIT issued an internal notice, or the MIIT Internal Notice, pursuant to which telecommunication authorities will carry out a special enforcement campaign to inspect the operations of certain licensed telecommunications operators according to applicable regulations and rules, including without limitation, the Circular on Clearing Up and Regulatory the Internet Access Service Market issued by the MIIT in January 2017. In particular, the authorities will pay special attention to any improper operational activities, such as unauthorized establishment of transmission network, unlicensed operation of cross-border business and improper sublease of broadband resources. If the enterprise is found to be engaged in non-compliant operations, it may be subject to various penalties, including suspension of network access, suspension of approving its application for new operation permit until rectification being completed, being publicized as an operator with discredit record or non-compliance record, enhanced oversight of the authority and limitation on new telecommunication business, depending on the seriousness of the violations and the rectification result. The MIIT Internal Notice mandates that the foregoing inspection and scrutiny to be completed by September 30, 2018. According to the MIIT Internal Notice, 47 industry players are subject to the special inspection, including one of our VIEs, Beijing Blue I.T. After the MIIT Internal Notice was issued, we closely communicated with the in-charge authority to clarify the inspection requirements of the authority and cooperate with them to review our business practices and compliance status. As of the date of this annual report, we have not received any further investigation notice or rectification order relating thereto from the government authorities. Nevertheless, we cannot assure you that the government authorities will not conduct similar inspections from time to time in the future and may determine that we are not in full compliance with the regulatory requirements. If we are found to violate any operation requirements, we may be imposed any of the administrative penalties mentioned in the MIIT Internal Notice, which may result in a material and adverse effect on our ability to conduct our operations and our financial conditions.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating outside the terms of our existing license, our business would be materially and adversely affected.

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council effective from September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT on June 26, 2019, Beijing Blue I.T. is permitted to carry out its domestic fixed-network data transmission business, internet data center business (excluding internet resource coordination service), content delivery network business, its domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”. Pursuant to the VAT license issued to ChinaCache Shouming by the MIIT on November 28, 2018, ChinaCache Shouming is permitted to carry out its internet data center business (excluding internet resource coordination service) and internet access service business under the first category of “value-added telecommunications business”.

On January 17, 2017, the MIIT issued a Circular on Clearing up and Regulating the Internet Access Service Market, or MIIT Circular No. 32, aiming to regulate illegal operations in the field of internet data center (IDC) service, internet access (ISP) service and content delivery network (CDN) service business. In particular, the MIIT Circular No. 32 reiterates that an entity is prohibited from operating any of the IDC, ISP or CDN services without proper telecommunication business operation permit, or engaging in activities beyond the permitted business scope or permitted geographical scope specified on its operation permit, nor shall a qualified telecommunication business operator lease or transfer its qualification or resources to an unauthorized entity in the form of technology cooperation or in other disguised form. In addition, pursuant to the MIIT Circular No. 32, if an entity had obtained a VAT License for IDC service business prior to the implementation of the Catalog of Telecommunications Business (2015 Version) and has actually engaged in CDN service or internet resource coordination business, it must undertake in a written commitment to the issuing authority of its VAT License by March 31, 2017 that it will satisfy relevant requirements for CDN service or internet resource coordination service, as applicable, and obtain the corresponding VAT License by the end of 2017. If it fails to obtain the VAT License by the deadline, it must cease to operate the CDN service and internet resource coordination service business from January 1, 2018. If an entity fails to submit the above commitment by March 31, 2017, it shall be refrained from engaging in CDN service and internet resource coordination service since April 1, 2017. Beijing Blue I.T. had submitted the written commitment on March 30, 2017 in compliance with the relevant requirement and has obtained the relevant VAT License for CDN services issued by MIIT on September 18, 2017, which was subsequently amended on February 7, 2018, January 10, 2019. and June 26, 2019.

However, since China’s content and application delivery services market is at an early stage of development, the scope of content and application delivery businesses has been expanding constantly and the concept of content and application delivery services is evolving. We have been continuously developing our content and application delivery business to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. We cannot assure you that PRC governmental authorities will continue to deem of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the VAT license of Beijing Blue I.T. and ChinaCache Shouming. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing license. Further, we cannot assure you that Beijing Blue I.T. and ChinaCache Shouming will be able to successfully renew their VAT licenses upon their expiration, or that their VAT license will continue to cover all aspects of our content and application delivery business and other telecommunication-related business and operations upon renewal. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the content and application delivery business and other telecommunication-related business or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in Beijing Blue I.T. or ChinaCache Shouming being disqualified from carrying out their current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

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

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. ChinaCache Beijing and Xin Run are foreign-invested enterprise and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementation regulation (draft for comments) and how they may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On November 1, 2019, Ministry of Justice of PRC promulgated the Implementation Regulation for Foreign Investment Law (Draft for Comments) drafted by Ministry of Justice of PRC, Ministry of Commerce of PRC and National Development and Reform Commission.

The Foreign Investment Law and its implementation regulation (draft for comments) embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. The Implementation Regulation for Foreign Investment Law provides that the investment conducted by the enterprise established outside PRC but wholly owned by Chinese individuals, enterprises or other entities is exempt from the restrictions set forth in the Negative List. However, from the current draft, such exemption only applies to investment by foreign enterprises wholly owned by the PRC citizens Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company — C. Organizational Structure.”

In addition, the Foreign Investment Law further specifies that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If a foreign-invested enterprise proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the foreign-invested enterprise must meet certain conditions under the “negative list” before being established. If a foreign-invested enterprise proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. It is uncertain whether the industry of data center and providing value-added telecommunication services, in which our consolidated affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions under the “negative list” to be issued. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

On October 17, 2017, the State Administration of Tax issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017, as amended on June 15, 2018, and concurrently abolished Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-tax resident enterprise income tax. Pursuant to Circular 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

The M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over Beijing Jingtian in July 2008 ChinaCache Shouming in October 2018 by entering into contractual arrangements with Beijing Jingtian and its shareholders. We did not seek the approval of the Ministry of Commerce for this transaction based on the legal advice we obtained from our PRC legal counsel in those transactions that such approval was unnecessary. However, the M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, we may in the future grow our business in part by acquiring complementary businesses in China. If we are required to obtain the approval from the Ministry of Commerce, completion of such transaction may be delayed or even inhibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules. The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision in the MOFCOM Security Review Rules stating that our content and application delivery business fall into the scope subject to the security review. However, there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC affiliates’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

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

On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which came into effect as of October 23, 2019, to allow the foreign-invested enterprise that are not investment-oriented enterprise (including foreign-funded investment company, foreign-funded venture capital enterprise and foreign-funded equity investment enterprise) to use the capital under its capital account to conduct equity investment in PRC, whether by using the foreign currency under the capital account directly or through settlement of such foreign currency, provided that: (i) there is no violation of the provisions under the Negative List; and (ii) the investment to be conducted in PRC is true and compliant with Laws.

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

In March 2013, we acquired land use right in Tianzhu Comprehensive Bonded Zone in Beijing, upon which we plan to partner with our clients to construct cloud infrastructure. We have entered into agreements with two clients, pursuant to which they agreed to purchase part of the cloud infrastructure from us. The land we acquired for the development of our cloud infrastructure is categorized as land for industrial use and hence if we need to sell other buildings in the future, the transfer of ownership of the buildings constructed on such land, along with relevant land use rights, is subject to the prior approval by multiple administrative authorities. If we fail to obtain such approvals, our ability to transfer ownership of the buildings in our cloud infrastructure to potential investors or clients will be restricted and our financial condition may thereby be adversely affected. On May 23, 2019, Beijing municipal government issued two acts “Act No 216” and “Act No 217” forbidding cutting apart of the property right for industrial use, which means all the buildings registered on the same land use certificate must be sold at one time. These new acts have negatively impacted the liquidity of the IDC buildings. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Transfer of Real Estate Properties”.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. The market prices of our ADSs have ranged from US$1.06 to US$1.48 per ADS in 2018.

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

We will have to defend against the shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation,” including any appeals of such lawsuit should our initial defense be unsuccessful. We may become subject to similar lawsuits from time to time. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Depending upon the value of our assets, the market value of our ADSs and ordinary shares and the nature of our assets and income, we could be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. Based on our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income for the taxable year is passive income or (ii) at least 50% of the value of its assets (based on the average quarterly value of its assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.

Although the law in this regard is not entirely clear, we treat Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits, and, as a result, we consolidate these entities’ results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information— E. Taxation—U.S. Federal Income Tax Considerations—General”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information, see “Item 10. Additional Information— E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC have detailed requirements concerning corporate governance practices of public companies including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. These rules and regulations have increased our director and officer liability insurance, accounting, legal and financial compliance costs and have made certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

In August 2014, we established (i) Beijing Shouming Technology Co., Limited, or Beijing Shouming, (ii) Beijing Zhao Du Technology Co., Limited, or Beijing Zhao Du and (iii) Beijing Shuoge Technology Co., Limited, or Beijing Shuoge, each a 100% subsidiary of Xin Run. In July 2017, Xin Run transferred all of its equity interests in Beijing Zhao Du to a subsidiary of BFSMC. However, due to the disputes disclosed in Note [26], the transfer is not yet closed.

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

In August 2016, we incorporated ChinaCache Assets LLC, or CCAL, a wholly owned subsidiary of ChinaCache U.S., in California, the U.S.

In June 2016, ChinaCache Assets LLC, or CCAL purchased two stand-along office condominiums at a price of US$3.45 million, and sold above-mentioned properties in September 2019 for US$4.8 million.

In October 2018, we obtained control over ChinaCache Shouming, through contractual arrangements.

In February 2019,the ChinaCache Ireland Limited is dissolved.

Our headquarters are located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao  North Road, Chaoyang District, Beijing, PRC. Our telephone number at this address is +86 10 6408 5088. Beijing Blue I.T. currently has 13 branch offices in 13 cities in China, namely, Beijing, Tianjin, Shenyang, Harbin, Shanghai, Nanjing, Guangzhou, Shenzhen, Wuhan, Chongqing, Chengdu, Xi’an and Taiyuan. ChinaCache Beijing currently has two branch offices in Tianjin, and Xin Run currently has one branch office in Tianjin. In addition to ChinaCache U.S., ChinaCache UK and CCAL, we have three other subsidiaries outside of mainland China, namely ChinaCache Hong Kong Limited, established in Hong Kong in April 2008, Metasequoia Investment Limited, established in the British Virgin Islands in March 2012, and JNet Holdings Limited, established in the British Virgin Islands in September 2007. Our agent for service of process in the U.S. in connection with our registration statement on Form F-1 for our initial public offering is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

CDN Security Solution

ChinaCache CDN Security Solution is an online security service that is seamlessly integrated with global CDN network. It is designed to prevent or reduce the ever-increasing security attacks against online businesses and origin data including DDoS attacks, web application attacks, web crawler attacks, malicious access and more. In addition, ChinaCache offers value-added services including portal access, attack reports, customized rules, attack analysis, and flexible storage expansion.

In 2018, we partnered with a security solution provider to develop a security module for CDN, which enables DDoS protection, web application attack protection, and advanced access control on Layer 3-7 on the CDN network. The security solution offers end-to-end protection from end-users’ browsers to origin data while ensuring high performance, high availability, and high level of security.

The solution has been adopted by government agencies and large enterprises and prevented hundreds of thousands of attacks for our clients. In the near future, ChinaCache can provide powerful and efficient network security services for more industries, such as gaming, manufacturing, and aviation.

High-speed file transfer service

High-speed file transfer service is a highly efficient file transfer service jointly launched by ChinaCache and our partner, specifically designed to optimize performance for large-file, long-distance file transfer scenarios. With a proprietary protocol, customers can migrate data from around the world more efficiently, regardless of file size, form, distance, and network conditions.

The adaptive rate control technology and efficient transfer system enable 95% bandwidth utilization. The SDK, user management, task management, configuration management functions, as well as excellent cross-platform compatibility and security features, can satisfy needs under different applications in various industries, significantly improves work efficiency and saves time for clients.

Internet Exchange

In 2018, ChinaCache built an interconnection and peering product line based on CHN-IX, its Internet Exchange platform.  ChinaCache’s third major product line in addition to CDN services and Atecsys data center. The main goal of the interconnection and peering product line is to:

1.       Provide Internet Exchange services for Chinese internet enterprises.

2.       Address the connectivity and peering issues caused by hybrid cloud architecture.

3.       Introduce new internet network structure to better serve the emerging internet applications in Big Data, Artificial Intelligence, and the Internet of Things.

ChinaCache has built three Internet Exchange centers in Beijing, Shanghai, and Guangzhou, covering services in more than a dozen major cities in China. In 2018, CHN-IX has become the top Internet Exchange center in China with more than 200G traffic being exchanged, a 1000% growth comparing to 2017. Our partners more than doubled to include some of the top Internet Content Providers in China, including Alibaba, Tencent, Baidu, and JD, and major public cloud providers including Alibaba Cloud, Tencent Cloud, and Baidu Cloud. In addition, small-to-medium sized Internet Services Providers and medium-to-large sized Internet Data Center providers are also connected to the CHN-IX platform.

The rapid growth of CHN-IX is largely attributed to the development of emerging technologies and services, such as Big Data, Artificial Intelligence, and the Internet of Things. In order to provide customers with a more advanced and better experience, internet companies urgently need an efficient and cost-effective interconnection and peering solution, which can be provided through Internet Exchange platforms. CHN-IX will play a more vital role in China’s internet structure as emerging internet applications continue with rapid growth.

In addition, ChinaCache developed a hybrid cloud interconnection with peering solution and value-added services including optimized content distribution for our partners, helping them improve interconnection efficiency and reduce operation costs.

In 2019, ChinaCache will invest more in the interconnection and peering product line on platform operations, solutions development, and Internet Exchange Points establishment, in an effort to provide our partners with a carrier-neutral and resourceful third-party interconnection and peering services.

Value-added Services

We also offer a wide variety of value-added services, which include the following:

•	Geo-Content Acceleration service. Geo-Content Acceleration service enables websites to automatically provide content to end-users corresponding to each end-user’s specific geographic location.

•	Performance Evaluation Module. Performance Evaluation Module allows our customers to monitor their own websites on a real-time basis and to measure the effect of our services.

•	Scalable Service Routing service. Scalable Service Routing service provides domain name server resolution and global load balancing for multiple servers located across different regions to address the complex and often-unreliable network issues in China.

•	Link Anti-Hijack service. Link Anti-Hijack service helps to prevent unauthorized links to content on our customers’ websites.

•	NetStorage service. NetStorage service provides high performance data storage over the internet, supported by our network infrastructure with multi-level back-ups and security measures.

•	User Behavior Analysis service. User Behavior Analysis service clusters and evaluates the targeted audiences’ specific online behavior to assist our customers to better engage the visitors to their websites and improve the interactions between the websites and their visitors.

•	Website Performance Evaluation service. Website Performance Evaluation service assists customers to identify popular web content and products and determine the geographical locations of their targeted audiences so as to improve the effectiveness of their online marketing.

•	All-around Application Acceleration Solution. Our network service portfolio has expanded from external web site acceleration to the enterprise’s intranet connection, especially for multi-national companies that have globally distributed data hubs. Our service offering provides both secure and accelerated connections between these data hubs.

•	Cloud Extension Solution. Cloud Extension is developed for cloud hosting service providers to improve their service quality and end user experience. Our Cloud Extension Solution can provide security for cloud applications, and we are able to protect our customers’ data centers through our approximately 20,000 edge servers.

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

In the year of 2019, the management decided to sell the ownership of the residual IDC building to get enough operational cash flow, focusing on the operation with asset-light strategy. Several potential buyers finished their on-site due diligences. The Company will submit the best offer to the board for final decision.

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

Customers and Customer Support

Our customer base has decreased from approximately 1,789 active customers as of December 31, 2017 to approximately 1665 active customers as of December 31, 2018 and includes some of China’s and the world’s leading companies in the areas of media, mobile internet, online game, e-commerce, internet and software, enterprises, financial institutions and government agencies.

In 2016, 2017 and 2018 our five largest customers contributed 48.2%, 57.2% and 68.5%of our total net revenues, respectively.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2016, 2017 and 2018, approximately 67.3%, 63.6%, and 87.9% respectively, of our existing customers chose to renew their contract or enter into new contract with us.

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

Our network has the following key elements:

Architecture

Our network architecture consists of three layers: the data center layer, the edge server layer and the peer-assistance layer. The following diagram illustrates our network architecture:

Our Network Architecture

Origin Content
Data Center Layer
Using super nodes and storage systems and a private transmission backbone, this layer improves delivery quality from origin servers and increases the level of interconnectivity
Edge Server Layer
Using widely deployed edge servers, this layer distributes content and applications closer to end-users
Peer-Assistance Layer
Using peer-assistance technology, this layer utilizes public networks to facilitate data sharing among end-users
End-users

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

Widely Deployed Servers

As of December 31, 2018, we deployed approximately 15,102 servers in China and over 340 servers overseas.

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2016 2017 and 2018, 82%, 81% and 52%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from the three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

We have also deployed service nodes in 92cities worldwide covering Asia, North America, Western Europe, the Middle East and North Africa to allow our customers in China to distribute internet services and applications to end-users in those regions and vice versa. We have also obtained access to networks operated by international ISPs through contractual arrangements to further extend the geographic coverage of our services for the benefit of our customers.

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

Intelligent Traffic adaptive Technology. Other than HTTP over TCP, we started to explore using UDP based protocols to facilitate fast transmission of service data and internal communications.

Comprehensive Security CDN protections. Aside from whole network deployment of HTTPS solutions compliant to TLS v1.2 and closely following upcoming TLS v1.3, we strive to construct a cyber-safe CDN network for customers. By using content hash and signing, we ensure tamper-proof content delivery chain all the way from source to end user’s terminal. We developed and deployed threat database sync with major rogue-IP databases and from our own edge warning systems. Along with the threat database, sophisticated access behavior analysis armed with whole arsenal of web protect techniques can ensure our services availability and protect customers’ source web sites.

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

Our internal research and development team consisted of185 engineers as of December 31, 2018, representing approximately 44% of our staff. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services.

We instituted our ChinaCache Engineering Process to increase productivity and ensure rapport at workplaces. High-performing leaders at ChinaCache R&D team inspire team members and ensure them constantly enhance their tech skills. Our ChinaCache Engineering Process is comprised of policies and procedures that facilitate the exchange of information, the collaboration of research and development activities and joint development of new services and solutions among our different divisions. With the implementation of these policies and procedures, we shorten the go-to-market timespan for services and solutions developed, and lower the turnover rate of tech personnel.

Intellectual Property

As of December 31, 2018, we have 56 patents issued by the State Intellectual Property Offices of China, and two U.S. patents issued by the U.S. Patent and Trademark Office, all relating to different aspects of content and application delivery service technologies. In addition, we have 23 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have 56 trademark registrations issued by the Trademark Bureau of the State Administration for Industry and Commerce, now the State Intellectual Property Office under the State Administration for Market Regulation, covering our company name, logo and service.

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

Up to December 31, 2018, we have ten sales units, with each of these sales units providing our services to a particular type of customers. These ten sales units are (1) North China sales unit, (2) East China sales unit, (3) South China sales unit, (4) government sales unit, (5) key account sales unit, (6) key account development unit, (7) Asia sales unit, (8) North America sales unit, (9) Europe sales unit.and (10)IX sales unit.

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

We believe that, rather than competing head-on with companies such as Tencent and Alibaba on pricing, we need to promote to customers our technical capability, quality of customer service, and flexibility of our product offering built on 3-tier internet infrastructure.

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

In the Telecommunications Services Classification Catalogue 2015 version promulgated by MIIT in December 2015, the internet data service business and content and application delivery business is listed under the first category of the value-added telecommunications business. Pursuant to the Value-Added Telecommunications Business Operating License, or the VAT license, issued to Beijing Blue I.T. by the MIIT on June 26, 2019, Beijing Blue I.T. is permitted to carry out domestic fixed-network data transmission business, internet data center business (excluding internet resource coordination service), content delivery network business, domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”.

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

Currently, Beijing Blue I.T. holds a Cross-Regional VAT license, issued by the MIIT with an effective term until September 18, 2022 under the first category of the “value-added telecommunications services.” As specified in this Cross-Regional VAT license, Beijing Blue I.T. is permitted to carry out (i) the domestic fixed-network data transmission business throughout China; (ii) internet data center business (excluding internet resource coordination service) across 16 cities in China; (iii) the content distribution network business throughout China; (iv) the domestic internet virtual private networks business throughout China; and (v) the internet access business across 17 provinces in China. ChinaCache Shouming holds a Cross-Regional VAT license, issued by the MIIT with an effective term until November 28, 2023 under the first category of the “value-added telecommunications services”, and as specified in this Cross-Regional VAT license, ChinaCache Shouming is permitted to carry out the internet data center business (excluding internet resource coordination service) as well as the internet access business across 2 provinces in China. Beijing Blue I.T. also holds an ICP License with an effective term until January 3, 2023. Beijing Jingtian holds an ICP License with an effective term until August 5, 2024.

On January 17, 2017, the MIIT issued a Circular on Clearing up and Regulating the Internet Access Service Market, or Circular No. 32, aiming to regulate illegal operations in the field of internet data center (IDC) service, internet access (ISP) service and content delivery network (CDN) service businesses. In particular, the MIIT Circular No. 32 reiterates that an entity is prohibited from operating any of the IDC, ISP or CDN services without proper telecommunication business operation permit, or engaging in activities beyond the permitted business scope or permitted geographical scope specified on its operation permit, nor shall a qualified telecommunication business operator lease or transfer its qualification or resources to an unauthorized entity in the form of technology cooperation or in other disguised form. In addition, pursuant to the MIIT Circular No. 32, if an entity had obtained a VAT License for IDC service business prior to the implementation of the Catalog of Telecommunications Business (2015 Version) and has actually engaged in CDN service or internet resource coordination business, it must undertake in a written commitment to the issuing authority of its VAT License by March 31, 2017 that it will satisfy relevant requirements for CDN service or internet resource coordination service, as applicable, and obtain the corresponding VAT License by the end of 2017. If it fails to obtain the VAT License by the deadline, it must cease to operate the CDN service and internet resource coordination service business from January 1, 2018. If an entity fails to submit the aforesaid commitment by March 31, 2017, it shall be refrained from engaging in CDN service and internet resource coordination service since April 1, 2017. Beijing Blue I.T. had submitted the written commitment on March 30, 2017 in compliance with the relevant requirement and has obtained the relevant VAT License issued by the MIIT on September 18, 2017, subsequently as amended on February 7, 2018 and January 10, 2019. In April 2018, the MIIT issued a Circular on Deepening the Work of Clearing Up and Regulating the Internet Access Service Market, pursuant to which the regulator has further launched a series of inspections and rectifications to regulate the market, which lasts until March 31, 2019.

In February 2018, MIIT issued an internal notice, or the MIIT Internal Notice, pursuant to which telecommunication authorities will carry out a special enforcement campaign to inspect the operations of certain licensed telecommunications operators according to applicable regulations and rules, including without limitation, the Circular on Clearing Up and Regulatory the Internet Access Service Market issued by the MIIT in January 2017. In particular, the authorities will pay special attention to any improper operational activities, such as unauthorized establishment of transmission network, unlicensed operation of cross-border business and improper sublease of broadband resources. If the enterprise is found to be engaged in non-compliant operations, it may be subject to various penalties, including suspension of network access, suspension of approving its application for new operation permit until rectification being completed, being publicized as an operator with discredit record or non-compliance record, enhanced oversight of the authority and limitation on new telecommunication business, depending on the seriousness of the violations and the rectification result. The MIIT Internal Notice mandates that the foregoing inspection and scrutiny to be completed by September 30, 2018. According to the MIIT Internal Notice, 47 industry players are subject to the special inspection, including one of our VIEs, Beijing Blue I.T. After the MIIT Internal Notice was issued, we closely communicated with the in-charge authority to clarify the inspection requirements of the authority and cooperate with them to review our business practices and compliance status. As of the date of this annual report, we have not received any further investigation notice or rectification order relating thereto from the government authorities.

In addition, the MIIT and other relevant regulatory authorities recently published a series of new regulations, policies with respect to the construction, development and expansion of new and existing data centers. For example, on January 21, 2019, MIIT, National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center Construction, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness (PUE) of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. On September 6, 2018, the General Office of the People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition), or the 2018 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015. The 2018 Catalogue prohibits new construction or expansion within Beijing’s certain areas of (i) data centers which are involved in providing Internet data services or information processing and storage support services, except for cloud computing data centers with PUE lower than 1.4, and (ii) call centers. Furthermore, new construction or expansion of data centers which are involved in providing Internet data services or information processing and storage support services with PUE lower than 1.4 is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town.

Regulations on Internet Information Services

Beijing Blue I.T. operates one website, www.chinacache.com, to provide information related to its business. Internet information services in China are primarily regulated by the MIIT. Pursuant to the applicable regulations, to engage in commercial internet information services, the service providers shall obtain a VAT license for internet information services, or an “ICP License.” Beijing Blue I.T. holds an ICP License, issued by the Beijing Telecommunications Administration Department, with an effective term until January 3, 2023.Beijing Blue I.T.’s ICP License permits it to carry out commercial internet information services. Beijing Jingtian holds an ICP License with an effective term until August 5, 2024.

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

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, except for those engaged in e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be owned more than 50% up to 100% by foreign investors According to the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2019 Version), or the Negative List, which became effective on July 30, 2019 and replaced the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2018 Version). In addition, in January 31, 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing lifts foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. Nevertheless, since this approval is recently published and the local authorities in Beijing has not promulgated any implementing rules or guidelines as of the date of this annual report, it remains uncertain as to the interpretation and implementation of this new policy in many aspects, such as whether the abovementioned requirements provided by the Foreign Investment Telecommunications Rules for a major foreign investor and the MIIT approval will still apply in Beijing.

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

We conduct our businesses in China primarily through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. Beijing Blue I.T. holds a Cross-Regional VAT license and currently owns all necessary trademarks and domain names in connection with our business covered by its VAT license. In the opinion of Han Kun Law Offices, our PRC legal counsel, each of the currently effective documents under the VIE arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

Further, a notice concerning the individual income tax on earnings from employee stock options, jointly issued by the Ministry of Finance and the SAT, provides that domestic companies that implement employee share option programs shall (1) file the employee share option plans and other relevant documents to the tax authorities having jurisdiction over them before implementing such employee share option plans; and (2) file share option exercise notices and other relevant documents to the tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies.

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

In March 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which effected as of June 1, 2015. SAFE Circular No. 19 provides that, among other things, a foreign-invested company may convert foreign currency capital in its capital account into RMB on a “at will” basis. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such “at will” conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on an “at will” basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, enterprises registered in the PRC may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to RMB on an “at will” basis. SAFE Circular No. 16 reiterates that the RMB funds so converted shall not be used for the purpose of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business or prohibited by laws or regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) extending loans to non-affiliated enterprises (except as expressly permitted in the business license); and (iv) purchasing non-self-used real properties (except for real estate enterprises). On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which came into effect as of October 23, 2019, to allow the foreign-invested enterprise that are not investment-oriented enterprise (including foreign-funded investment company, foreign-funded venture capital enterprise and foreign-funded equity investment enterprise) to use the capital under its capital account to conduct equity investment in PRC, whether by using the foreign currency under the capital account directly or through settlement of such foreign currency, provided that: (i) there is no violation of the provisions under the Negative List; and (ii) the investment to be conducted in PRC is true and compliant with Laws.

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

On May 23, 2019, Beijing municipal government issued two acts “Act No 216” and “Act No 217” forbidding cutting apart of the property right for industrial use, which means all the buildings registered on the same land used certificate must be sold at one time.

Regulations on Tax

For a discussion of applicable PRC tax regulations, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC.”

C.	Organizational Structure

The following diagram sets out details of our subsidiaries and consolidated variable interest entities as of the date of this annual report:

日期：2019.08.01
Date：Aug. 01 2019
ChinaCache International Holdings Ltd.
（"ChinaCache Holding"）
蓝汛国际控股有限公司
100%
ChinaCache North America Inc.
(California)
（"ChinaCache U.S."）
100%
ChinaCache Networks (Hongkong) limited
(Hongkong)
蓝汛网络科技（香港）有限公司
100%
Metasequoia
Investment Inc.
(BVI)
100%
Jnet Holdings
Limited
(BVI)
100%
ChinaCache Assets.LLC.
(California)
（"CCAL"）
100%
ChinaCache Networks (UK) Limited
（"UK"）
（"ChinaCache UK"）
Equity Interest
Contractual Arrangement
Outside China
中国境外
Inside China
中国境内
100%
ChinaCache Network Technology (Beijing) Co., Limited
（"ChinaCache Beijing"）
蓝汛网络科技（北京）有限公司
99%
ChinaCache Xin Run Technology (Beijing) Co., Limited
（"Xin Run"）
蓝汛欣润科技（北京）有限公司
1%
Tianjin Shuishan
Technology
Co., Limited
天津水杉科技有限公司
Song Wang
王松
Xiaohong Kou
寇小洪
Yating Yan
闫雅婷
Huiling Ying
应慧玲
Yajun Liu
刘雅君
Tianjin Ding Sheng Zhi Da
Technologies Co., Limited
天津鼎盛智达科技有限公司
100%
Beijing Wangrun
Technology Co., Ltd
（"Beijing Wangrun"）
北京旺润科技有限公司
55%
45%
50%
50%
99%
1%
100%
100%
100%
Beijing Blue I.T.
Technologies Co., Ltd
（"Beijing Blue I.T."）
北京蓝汛通信技术有限责任公司
Beijing Jingtian
Technology Co., LTD
（"Beijing Jingtian"）
北京经天科技有限公司
ChinaCache Shouming
Technology (Beijing) Co., Ltd
（"ChinaCache Shouming"）
蓝汛首鸣科技（北京）有限公司
Beijing Shouming
Technology Co., Ltd
（"Beijing Shouming"）
北京首鸣科技有限公司
Beijing Shuosen
Technology Co., Ltd
（"Beijing Shuosen"）
北京硕森科技有限公司
Beijing Xiangqing
Technology Co., Ltd
（"Beijing Xiangqing"）
北京享晴科技有限公司

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, ChinaCache Beijing and Xin Run, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming, and their respective shareholders. Beijing Blue I.T. is currently 55% owned by Song Wang, our co-founder, former chairman of our board of directors, our former chief executive officer and our shareholder, and 45% owned by Jean Xiaohong Kou, our co-founder, former director, former senior vice president and our shareholder. Beijing Jingtian is 50% owned by Ms. Huiling Ying, and 50% owned by Ms. Yating Yan, who replaced the previous shareholder and became a shareholder of Beijing Jingtian in January 2019. ChinaCache Shouming is 99% owned by Ms. Yajun Liu, and 1% owned by Tianjin Dingsheng. All current shareholders of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming are PRC citizen or domestic company wholly owned by PRC citizens and accordingly these three entities are domestic companies under the PRC laws.

We have been and are expected to continue to rely on our consolidated variable interest entities to operate our content and application delivery business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming, and their respective shareholders enable us to:

•	exercise effective control over Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming;

•	receive substantially all of the economic benefits of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming in consideration for the services provided by our subsidiaries in China, and incur substantially all the losses of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming; and

•	have an exclusive option to purchase all of the equity interest in Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming when and to the extent permitted under PRC law.

Accordingly, under U.S. GAAP, we consolidate Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming as our “variable interest entities” in our consolidated financial statements.

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

Pursuant to the share pledge agreement entered into on December 3, 2012 among ChinaCache Beijing, Ms. Huiling Ying and Beijing Jingtian, which superseded the share pledge agreements entered into on July 31, 2008 and the share pledge agreement entered into on January 15, 2019 among ChinaCache Beijing, Ms. Yating Yan and Beijing Jingtian, each shareholder of Beijing Jingtian pledged his or her equity interest in Beijing Jingtian to ChinaCache Beijing to secure Beijing Jingtian’s obligations under the exclusive business cooperation agreement with ChinaCache Beijing. The other terms of the share pledge agreements are substantially the same as those of the share pledge agreements between ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T.

Pursuant to the share pledge agreements entered into on August 20, 2018 by and among Xin Run, each shareholder of ChinaCache Shouming and ChinaCache Shouming, each shareholder pledged his or her equity interest in ChinaCache Shouming to Xin Run to secure ChinaCache Shouming’s obligations under the exclusive business cooperation agreement with Xin Run. The other terms of the share pledge agreements are substantially the same as those of the share pledge agreements between ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T.

We have registered the pledges of the equity interests in Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming with the local counterpart of SAIC.

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

Pursuant to the irrevocable power of attorney entered into on July 31, 2008 by Ms. Huiling Ying and on January 15, 2019 by Ms. Yating Yan, each shareholder of Beijing Jingtian appointed ChinaCache Beijing or a person designated by ChinaCache Beijing as his or her attorney-in-fact to attend shareholders’ meetings and to vote on his or her behalf on all matters requiring shareholder approval. These powers of attorneys are substantially the same as those granted by each of the shareholders of Beijing Blue I.T. to ChinaCache Beijing. On May 10, 2010, the board of directors and the shareholders of ChinaCache Beijing each approved resolutions whereby, among other things, all shareholder rights that ChinaCache Beijing has in Beijing Blue I.T. pursuant to the irrevocable powers of attorney executed by the shareholders of Beijing Blue I.T. on September 23, 2005, and all shareholder rights that ChinaCache Beijing has in Beijing Jingtian pursuant to the irrevocable powers of attorney executed by the shareholders of Beijing Jingtian on July 31, 2008, were re-assigned to ChinaCache Beijing’s shareholders or a party designated by ChinaCache Beijing’s shareholders.

Each shareholder of ChinaCache Shouming executed an irrevocable power of attorney on August 20, 2018 appointing Xin Run or a person designated by Xin Run as his or her attorney-in-fact to attend shareholders’ meetings of ChinaCache Shouming and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in ChinaCache Shouming. The power of attorney remains valid and irrevocable from the date of its execution, so long as he or she remains the shareholder of ChinaCache Shouming.

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

On December 3, 2012, ChinaCache Beijing entered into an exclusive option agreement with Beijing Jingtian and Ms. Huiling Ying, which superseded the exclusive option agreements entered into on July 31, 2008 and their supplementary agreements entered into on May 10, 2010. On January 15, 2019, ChinaCache Beijing entered into an exclusive option agreement with Beijing Jingtian and Ms. Yating Yan. Pursuant to the exclusive option agreements, the shareholders irrevocably granted ChinaCache Beijing or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest in Beijing Jingtian. ChinaCache Beijing has sole discretion to decide when to exercise the option and whether in part or in full. The term of these agreements is 10 years, which may be renewed at ChinaCache Beijing’s sole discretion. Other terms of the exclusive purchase option agreements with Beijing Jingtian are substantially the same as those of the agreement between ChinaCache Holdings and Beijing Blue I.T.

On August 20, 2018, Xin Run and ChinaCache Shouming entered into an exclusive option agreement with each shareholder of ChinaCache Shouming. Pursuant to the exclusive option agreements, the shareholders irrevocably granted Xin Run or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest in ChinaCache Shouming. Xin Run has sole discretion to decide when to exercise the option and whether in part or in full. The term of the exclusive option agreements is 10 years, which may be renewed at Xin Run’s sole discretion. Other terms of the exclusive purchase option agreements with ChinaCache Shouming are substantially the same as those of the agreement between ChinaCache Holdings and Beijing Blue I.T.

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

The exclusive business cooperation agreement dated July 31, 2008 between ChinaCache Beijing and Beijing Jingtian and the exclusive business cooperation agreement dated August 20, 2018 between Xin Run and ChinaCache Shouming contain terms substantially similar to those of the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T.

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

Ms. Huiling Ying and Ms. Xinxin Zheng, who were then shareholders of Beijing Jingtian, entered into a loan agreement on July 31, 2008, which was supplemented on May 10, 2010 and December 3, 2012 with ChinaCache Beijing. Pursuant to these agreements, ChinaCache Beijing provided an interest-free loan of RMB4,250,000 to Ms. Xinxin Zheng and Ms. Huiling Ying, as shareholders of Beijing Jingtian at that time, for their investment in the registered share capital of Beijing Jingtian. On July 1, 2013, as a result of a transfer by Ms. Xinxin Zheng of all her equity interests in Beijing Jingtian to Mr. Lei Wang. Ms. Zheng and Mr. Wang entered into a loan assignment agreement, pursuant to which all liabilities of Ms. Zheng under the previous loan agreements were assigned to and assumed by Mr. Wang. On January 15, 2019, as a result of a transfer by Mr. Lei Wang of all his equity interests in Beijing Jingtian to Ms. Yating Yan., Mr. Wang and Ms. Yan entered into a loan assignment agreement, pursuant to which all liabilities of Mr. Wang under the previous loan agreements were assigned to and assumed by Ms. Yan. The other terms of these agreements are substantially the same as those of the loan agreement and supplementary agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T. The term of these loan agreements is ten years from the date of execution. Such agreement can be extended upon mutual written consent of ChinaCache Beijing and two shareholders of Beijing Jingtian. ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Jingtian to be used for the operations of Beijing Jingtian and agreed to forego the right to seek repayment in the event that the shareholders of Beijing Jingtian are unable to repay such funding, to the extent permitted by PRC law.

Each of the shareholders of ChinaCache Shouming, entered into a loan agreement on August 20, 2018 with Xin Run. Pursuant to these agreements, Xin Run provided an interest-free loan of RMB9,900,000 to Ms. Yajun Liu and RMB100,000 to Tianjin Dingsheng for their investment in the registered share capital of ChinaCache Shouming. The other terms of these agreements are substantially the same as those of the loan agreement and supplementary agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T. The term of these loans is ten years from the date of execution.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of content and application delivery services and other participants in the PRC telecommunications industry, and the Ministry of Commerce, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our content and application delivery business in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties.” In addition, these contractual arrangements may not be as effective in providing us with control over Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming as would direct ownership of such entities. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

D.	Property, Plants and Equipment

Our headquarters are located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, PRC, where we lease approximately 5092square meters of office space. As of December 31, 2017, our other offices in mainland China occupied an aggregate of 945square meters of leased space, and we also leased an aggregate of 532 square feet in the  U.S., London and Hong Kong. In addition, we owned two office buildings of, in aggregate, approximately 10,000 square meters in California, the U.S., to expand our research and development capacity and support our global operations. One of these two buildings is currently leased out.

We have paid RMB51.9 million to acquire land use right in relation to approximately 39,000 square meters of land in Tianzhu Comprehensive Bonded Zone in Beijing. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.” In December 2014, we entered into agreements with BFSMC, pursuant to which we agreed to sell to BFSMC one of the data center buildings with construction areas of approximately 14,208 square meters, which has been constructed on the aforementioned land in the Tianzhu Comprehensive Bonded Zone. Under our framework agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Thereafter we filed a motion to dismiss BFSMC’s counterclaim arguing that the court does not have the jurisdiction. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case. In April 2018, we were notified by the court that our motion was rejected and Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. In addition, in October 2017, a subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest . Unfortunately, Xin Run lost, and the court ruled that Xin Run should pay overdue rent in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. In June 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome, however, the Company accrued the liability accordingly. . Please see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” for more information. In April 2014, we entered into a framework agreement with People.cn, pursuant to which we agreed to sell to People.cn one of the data center buildings to be constructed in the Tianzhu Comprehensive Bonded Zone. This building has been put into use. On December 29, 2017, Xin Run entered into a framework agreement with People.cn, under which, among others, Xin Run will transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn subject to terms and conditions to be set forth in a definitive equity transfer agreement. On April 3, 2019, Xin Run entered into a definitive equity transfer agreement and other relevant documents with People.cn, pursuant to which, among others, Xin Run agrees to transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn and return RMB73.2 million prepaid by People.cn before December 31, 2024.

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

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had approximately 1,999, 1,789 and 1,665 active customers as of December 31, 2016, 2017 and 2018, respectively. Revenues from our top five customers accounted for 48.2%, 57.2% and 68.5%of our total net revenues in 2016, 2017 and 2018, respectively.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our revenues in 2018 increased as compared to that in 2017, mainly due to increase in high-value customers and increase in sales volume. We intend to attract and retain more high-value customers to increase our revenues and to maintain our margin at a stable level, meanwhile, we target gradual improvement in margins as our scale grow to stable and maintain an optimal level of customer mix.

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

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues decreased from 102.2% in 2016 to 91.7% in 2017, and 72.2% in 2018, primarily as a result of improved bandwidth using efficiency.  We plan to devote significant resources to enhancing the efficiency of our operations and further to improve our bandwidth usage.

Components of Results of Operations

Revenues

In 2016, 2017 and 2018, we generated net revenues of RMB1,054.2 million, RMB852.6million and RMB922.6 million (US$134.2 million) respectively.

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

The number of our active customers has decreased from 1,999 as of December 31, 2016 to 1,789 as of December 31, 2017 and further to 1,665 as of December 31, 2018. We categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. Due to the changing competition landscape, our sales to customers in the media and entertainment, internet and software, mobile internet, enterprises and e-commerce industry groups fluctuated over time. During any given period, a relatively small number of customers typically accounts for a significant percentage of our total net revenues.

Cost of Revenues and Operating Expenses

The following table  sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues
Third party customers	1,054,235	100%	852,568	100%	922,591	134,185	100%
Total Net Revenues	1,054,235	100%	852,568	100%	922,591	134,185	100%
Cost of revenues(1)(2)
Bandwidth, co-location and storage fees	842,726	79.9%	681,134	79.9%	552,003	80,285	59.8%
Depreciation of network equipment	134,079	12.7%	9,244	1.08%	14,481	2,106	1.6%
Payroll and other compensation costs of network operations personnel	76,702	7.3%	56,455	6.6%	38,176	5,552	4.1%
Other cost of revenues	24,303	2.3%	34,989	4.1%	61,502	8,946	6.7%
Total cost of revenues	1,077,810	102.2%	781,822	91.7%	666,162	96,889	72.2%
Other operating (income) loss	19,044	1.8%	19,483	2.29%	27,352	3,978	3.0%
Operating expenses(1)
Sales and marketing expenses	93,603	8.9%	61,770	7.25%	36,428	5,298	3.9%
General and administrative expenses	256,007	24.3%	142,721	16.74%	128,331	18,665	13.9%
Provision (recovery of provision) for doubtful accounts receivable	9,010	0.8%	17,514	2.05%	1,050	153	0.1%
Research and development expenses	104,018	9.9%	81,748	9.59%	68,412	9,950	7.4%
Impairment of long-lived assets	399,094	37.9%	21,757	2.55%	—	—	—
Impairment of long-term investments	18,240	1.7%	3,690	0.43%	—	—	—
Total operating expenses	879,972	83.5%	329,200	38.61%	234,221	34,066	25.4%

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	5,961	7%	490	4.5%	551	80	13.3%
Sales and marketing expenses	2,753	3.2%	254	2.3%	220	32	5.3%
General and administrative expenses	72,483	85.3%	9,630	88.1%	2,262	329	54.4%
Research and development expenses	3,828	4.5%	562	5.1%	1,124	163	27.0. %
Total share-based compensation expenses included in cost of revenues and operating expenses	85,025	100%	10,936	100%	4,157	604	100%

(2)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

Cost of Revenues

Our cost of revenues primarily consists principally of the following:

•	bandwidth, co-location and storage fees;

•	depreciation of network equipment;

•	payroll and other compensation costs of network operations personnel; and

•	other cost and expenses that are directly attributable to the provisions of our content and application delivery total solutions.

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2016 ,2017 and 2018, 82%, 81% and 52%, respectively, of our bandwidth, co-location and data storage were purchased from three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consists of the depreciation associated with our network servers and backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an independent third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Depreciation of network equipment and amortization of intangible assets decrease from RMB134.1 million in 2016 to RMB9.2 million in 2017. There is no impairment occurred in 2018. (2016: RMB399 million and 2017 RMB 21.8 million). Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB576.5 million, RMB45.7 million and RMB336.1 million (US$48.9 million) in 2016 2017 and 2018, respectively.

Our cost of revenues decreased from RMB1,077.8 million in 2016 to RMB781.8million in 2017 and then decreased to RMB 666.2 million (US$96.9 million) in 2018. Our cost of revenues as a percentage of our total net revenues decreased from 102.2% in 2016 to 91.7% in 2017 and then decreased to 72.2% in 2018. The decrease from 2017 to 2018 in terms of percentage was primarily due to the improvement of operating efficiency from 2017 to 2018. Overall, we expect that our cost rate will continue to decrease as we expand our operations; however, such improvement is likely to be partially offset by lower unit price from the existing or potential customers.

Other Operating Loss

Our other operating loss was RMB27.4 million (US$4.0 million) for the year ended December 31, 2018, which was primarily due to the provision of late delivery penalties accrued on our agreements with BFSMC.

As a percentage of our total net revenues, our other operating loss was 3.0% for the year ended December 31, 2018.

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

Our sales and marketing expenses decreased from RMB93.6 million for the year ended December 31, 2016 to RMB61.8 million for the year ended December 31, 2017 and decrease to RMB 36.4 million (US$5.3 million) for the year ended December 31, 2018. The decrease from 2017 to 2018 was primarily due to our improved cost control measures, and improved efficiency in the output by sales staff.

As a percentage of our total net revenues, our sales and marketing expenses decrease from 8.9% for the year ended December 31, 2016 to 7.3% for the year ended December 31, 2017, and decreased to 3.9% for the year ended December 31, 2018. Going forward, we expect our sales and marketing expenses to decrease in absolute dollar amount as we expect our existing marketing initiatives will be more effectively aligned with CDN business consolidation while gearing towards promoting internet data center service offerings.

General and Administrative Expenses.

Our general and administrative expenses primarily consist of the following:

•	salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•	depreciation of facilities and office equipment; and

•	professional service expenses.

Our general and administrative expenses decreased from RMB256.0 million for the year ended December 31, 2016 to RMB142.7 million for the year ended December 31, 2017, and decreased to RMB 128.3 million (US$18.7 million) for the year ended December 31, 2018. The decrease from 2017 to 2018 was primarily due to the improved efficiency in management staff and improved cost control measures

As a percentage of our total net revenues, our general and administrative expenses decreased from 24.3% for the year ended December 31, 2016 to 16.7% for the year ended December 31, 2017, and slightly decreased to 13.9% for the year ended December 31, 2018. However, we expect that our general and administrative expenses in absolute amount will continue to decrease.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable increased from RMB9.0 million for the year ended December 31, 2016 to RMB17.5 million for the year ended December 31, 2017 and decrease to RMB1.1 million (US$0.2 million) for the year ended December 31, 2018. The decrease from 2017 to 2018 was primarily due to the improvement of account receivables collectability in 2018.

As a percentage of our total net revenues, our provision for doubtful accounts receivable increased from 0.8% for the year ended December 31, 2016 to 2.1% for the year ended December 31, 2017 and decreased to 0.1% for the year ended December 31, 2018.

Research and Development Expenses. Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses decreased from RMB104.0 million for the year ended December 31, 2016 to RMB81.7 million for the year ended December 31, 2017 and then to RMB 68.4 million (US$10.0 million) for the year ended December 31, 2018.

As a percentage of our total net revenues, our research and development expenses decreased from 9.9% for the year ended December 31, 2016 to 9.6% for the year ended December 31, 2017 and decreased to7.4% We anticipate that our research and development expenses will decrease in the absolute dollar amount as we believe that we will better align our R&D resources to consolidate our product support platforms in response to a mature CDN market and the need to exercise cost control in all areas of operations.

Impairments of long-lived assets. We recorded the impairment of long-lived assets of RMB399.1 million, RMB21.8 million and nil for the year ended December 31, 2016, 2017 and 2018, respectively, due to the improvement of the operating results and optimistic forecast, we recognize less impairment charge in fiscal year 2017 and nil in 2018.

Impairment of long-term investments. Our impairment of long-term investments was RMB18.2 million , RMB 3.7 million and nil for the year ended December 31, 2016, 2017 and 2018, respectively.

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

On January 1, 2018, we adopted ASU No. 2014-09, Revenue from Contracts with Customers, (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

Under ASC 606, an entity recognizes revenue as we satisfy a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, we review the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. We recognize revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

We are a principal and records revenue on a gross basis when we are is primarily responsible for fulfilling the service, have discretion in establish pricing and controls the promised service before transferring that service to customers. Otherwise, we record revenue at the net amounts as commissions.

We derive revenue primary from the delivery of CDN, IDC and IX.

We provide CDN services to customers. CDN is a content distribution network built on the network. Relying on the edge servers deployed in various regions, through load balancing, content distribution, scheduling and other functional modules of the central platform, CDN enables users to obtain the required content nearby, reduces network congestion, and improves user access response speed and hit rate.

CDN is a content distribution network built on the network. Relying on the edge servers deployed in various regions, through load balancing, content distribution, scheduling and other functional modules of the central platform, CDN enables users to obtain the required content nearby, reduces network congestion, and improves user access response speed and hit rate. For revenue stream of CDN, the promised service is to provide CDN service to the customer, which is qualified as a single distinct performance obligation. The contract price is fixed when entered into by the both parties. CDN services are typically provided to customers over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. The Company is a principal and records revenue for CDN service on a gross basis.

IDC services provide cabinet rental and bandwidth service to customer. The Company provides two promised services, cabinet rental and bandwidth service. According to 606-10-25-19, though the service is capable of being distinct as the customer can benefit from the good or service on its own, which is evidenced by the fact that these two service is capable of being separated by its nature. However, the promise to transfer service is not distinct within the context of the contract and the goal of IDC is to combine traditional internet data center and content delivery. The reason why the customers renting the Company’s cabinet is not only to benefit from the Company’s physical hosting location and maintenance service, but also to enjoy the bandwidth service provided by the Company. It is cost efficient to consume the Company’s bandwidth service rather than to connect directly to bandwidth service provider such as China Unioncom or China Mobile. Thus these two promise service within the contract of IDC service-cabinet rental and bandwidth service are not distinct and shall be identified as one performance obligation.Typically IDC services are provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. The Group is a principal and records revenue for IDC service on a gross basis.

IX Services allow networks to interconnect directly, via the exchange, rather than through one or more third-party networks. The primary advantages of direct interconnection are cost, latency, and bandwidth. Same as IDC, there are two promised service within the contract, one is to provide a port usage and the other is to provide bandwidth. However, the service is not distinct within context of the contract as the services provided is highly integrated. Thus only one performance obligation is indentified for IX revenue stream. The contract price is fixed when entered into by the both parties. IX services are provided to customers over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. The Company is a principal and records revenue for IX service on a gross basis.

For certain arrangements, customers are required to pay us before the services are delivered. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between our performance and the customer’s payment. Contract liabilities were mainly related to fee received for Hosting services to be provided over the contract period, which were presented as deferred revenue on the consolidated balance sheets.

Fair Value of Financial Instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses and other current assets, short-term investments, short term borrowings, accounts payables, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term borrowings approximates its fair value since it bears interest rate which approximates market interest rates. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. With the assistance of an independent third-party valuation firm, we determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

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

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. To comply with these foreign ownership restrictions, we operate our business in China through our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming, which are wholly owned by PRC citizens. Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming hold the licenses and approvals that are required to operate our business. The Company and ChinaCache Beijing have entered into a series of contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their shareholders. The Company and Xin Run have entered into a series of contractual arrangements with ChinaCache Shouming and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” As a result of these contractual agreements, we have the substantial ability to control Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming and receive substantially all the profits and absorb all the expected losses of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. Therefore we are considered the primary beneficiary of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. Accordingly, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming are our VIEs under U.S. GAAP and we consolidate their results in our consolidated financial statements. In the opinion of our PRC legal counsel, except as otherwise disclosed herein, the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming might preclude us from consolidating Beijing Blue I.T., Beijing Jingtian in the future and ChinaCache Shouming.

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

Due to the improvement of the operating results and optimistic forecast, we did not recognize any impairment charge this year. We determined the fair value of the asset group using the income approach based on the discounted expected cash flows associated with the asset group. The discounted cash flow for the asset group were based on three-year projections which is consistent with its remained useful lives of the principal assets. Cash flow projections were based on past experience, actual results of operations and management best estimates about future developments as well as certain market assumptions.

We fully impaired the net value of our property and equipment and intangible assets excluding the PPE of new business of CHN-IX as of December 31, 2018.

Impairment charge was RMB399.1 million, RMB21.8 million and nil for the year ended December 31, 2016, 2017 and 2018, respectively.

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

If circumstances arise that previously were considered unlikely and, as a result, an entity decides not to sell a long-lived asset or disposal group previously classified as held for sale, the asset or disposal group would be reclassified as held and used. We measure long-lived assets that are reclassified on an individually basis at the lower of the following:

a.	Its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation or amortization expense that would have been recognized had the asset or disposal group been continuously classified as held and used; and

b.	Its fair value at the date of the subsequent decision not to sell.

A disposal group qualifies as discontinued operation if it is a component of us that either has been disposed of, or is classified as held for sale, and the disposal represents a strategic shift that has (or will have) a major effect on our operations and financial results.

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ deficit. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive loss except for an other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investment for the years ended December 31, 2016 2017 and 2018 were nil, RMB3.3 million and nil respectively.

Cost Method Investment

Prior to adopting ASC Topic 321 (“ASC 321”), Investments – Equity Securities, on January 1, 2018, we carry at cost its investments in investees that do not have readily determinable values or investments and over which we do not have significant influence, in accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments. We carry the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed our share of earnings since its investment.

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2016, 2017 and 2018 were RMB18.2 million, RMB0.4 million and nil, respectively.

We adopted ASC 321 on January 1, 2018 and the cumulative effect of adopting the new standard on opening accumulated deficit is nil. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date.  If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

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

Share-based Compensation

Share options and restricted share units award granted to employees are accounted for under ASC 718 Compensation – Stock Compensation. In accordance with ASC 718, we determine whether share options or restricted share units award should be classified and accounted for as liability or equity award. All grants of share options and restricted share units award to employees classified as equity award are recognized in the financial statements over their requisite service periods based on their grant date fair values.

We have elected to recognize compensation expenses using the accelerated method for its share options and restricted share units granted. For restricted share awards granted with performance conditions, we commence recognition of the related compensation expense if it is probable the defined performance condition will be met. To the extent that we determine that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change. As disclosed in Note 2 (bb) with effect from January 1, 2017, forfeitures are recognized when they occur.

We, with the assistance of an independent valuation firm, determined the estimated fair values of the share options granted to employees and non-employees using the binomial option pricing model.

On January 1, 2018, we adopted ASU 2017-09. The adoption of ASU 2017-09 did not have a material impact on our consolidated financial statements.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or an investor in ADSs or ordinary shares levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States of America

ChinaCache U.S. and CCAL were incorporated in the State of California in the U.S. and is subject to both California State income tax and U.S. federal income tax on its income and capital gains under the current laws of the State of California and the U.S.

Hong Kong

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%.

Our subsidiary in Hong Kong, ChinaCache Network (Hong Kong) Limited, is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation.

PRC

ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian, Xin Run and ChinaCache Shouming are companies incorporated in the PRC and are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries and the VIEs are subject to a CIT statutory rate of 25%.

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. ChinaCache Beijing qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2021 if it continues to qualify on an annual basis. The HNTE certificate of ChinaCache Beijing is expiring in 2022 and there exist uncertainties with the reapplication outcome. Beijing Blue IT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2020 if it continues to qualify on an annual basis. The HNTE certificate of ChinaCache Blue IT is expiring in 2021 and there exist uncertainties with the reapplication outcome.

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2018, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2018, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2018, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

In November 2013, ChinaCache Beijing obtained the certificate of “high and new technology enterprise” jointly issued by the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation, and has since then continued to qualify as a “high and new technology enterprise” and been entitled to a reduced income tax rate of 15%. In December 2016, ChinaCache Beijing was recognized as a “high and new technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2016 to 2019, ChinaCache Beijing is currently in the process of applying for the renewal of such qualification.

In November 2012, Beijing Blue I.T. was recognized as a “high and new technology enterprise” and was eligible for a preferential tax rate of 15% effective retrospectively from 2012 to 2014. In July 2015, Beijing Blue I.T. was recognized as a “high and new technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2015 to 2017. In October 2018, Beijing Blue I.T. was recognized as a “high and new technology enterprise” once again and became eligible for a preferential tax rate of 15% effective from 2018 to 2020. In December 2013, Beijing Blue I.T. was recognized as a Key Software Enterprise jointly by the National Development and Reform Commission, the MIIT, Ministry of Commerce and the SAT, which entitled it to enjoy a preferential income tax rate of 10% for 2013 and 2014. The recognition of “Key Software Enterprise” was stopped since May 2015 and Beijing Blue I.T. has not made such filings with the authorities pursuant to Circular No. 49 yet and therefore does not enjoy the preferential tax rate of 10% for “Key Software Enterprise”.

For the year ended December 31, 2018, our other PRC subsidiaries are currently subject to an enterprise income tax rate of 25% unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) of their income from tax and enjoy a reduced enterprise income tax rate of 20%. Our PRC subsidiaries can enjoy such reduced enterprise income tax rate if their financial data are determined to meet the standard of “small scale and low profit” enterprise when filing with the tax bureau.

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

In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. On October 14, 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments, or Circular 35, which will become effective on January 1, 2020 and concurrently abolish Circular 60. Circular 60 and Circular 35 provide that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Circular 60. Accordingly, ChinaCache (Hong Kong), our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from ChinaCache Beijing and Xin Run, our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, Circular 60 and Circular 9, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Inflation

In the last three years, inflation in China has impacted our results of operations in varying degrees. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018were 6.8%, 5.8% and 7.9%respectively. We may be affected significantly if China experiences higher rates of inflation in the future.

Results of Operations

The following table  sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	2016		2017		2018
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Net revenues	1,054,235	100%	852,568	100%	922,591	134,185	100%
Cost of revenues(1)(2)	(1,077,810)	-102.2%	(781,822)	-91.7%	(666,162)	(96,889)	-72.2%
Gross profit (loss)	(23,575)	-2.2%	70,746	8.3%	256,429	37,296	27.8%
Other operating income (loss)	(19,044)	-1.8%	(19,483)	-2.3%	(27,352)	(3,978)	-3.0%
Operating expenses(1)
Sales and marketing expenses(1)	(93,603)	-8.9%	(61,770)	-7.2%	(36,428)	(5,298)	-3.9%
General and administrative expenses(1)	(256,007)	-24.3%	(142,721)	-16.7%	(128,331)	(18,665)	-13.9%
Provision (recovery of provision) for doubtful accounts receivable	(9,010)	-0.8%	(17,514)	-2.1%	(1,050)	(153)	-0.1%
Research and development expenses(1)	(104,018)	-9.9%	(81,748)	-9.6%	(68,412)	(9,950)	-7.4%
Impairment of long-lived assets	(399,094)	-37.9%	(21,757)	-2.6%	—	—	—
Impairment of long term investments	(18,240)	-1.7%	(3,690)	-0.4%	—	—	—
Total operating expenses	(879,972)	-83.5%	(329,200)	-38.6%	(234,221)	(34,066)	-25.4%
Operating loss	(922,591)	-87.5%	(277,937)	-32.6%	(5,144)	(748)	-0.6%
Interest income	4,669	0.4%	1,430	0.2%	354	52	0.0%
Interest expense	(11,647)	-1.1%	(18,665)	-2.2%	(33,543)	(4,879)	-3.6%
Other income	5,336	0.5%	(5,303)	-0.6%	8,331	1,212	0.9%
Foreign exchange gain, net	14,209	1.4%	(11,043)	-1.3%	4,200	611	0.5%
Loss before income taxes	(910,024)	-86.3%	(311,518)	-36.5%	(25,802)	(3,752)	-2.8%
Income tax benefit (expense)	(4,229)	-0.4%	(59,648)	-7.0%	(11)	(2)	0.0%
Net loss	(914,253)	-86.7%	(371,166)	-43.5%	(25,813)	(3,754)	-2.8%
Net loss attributable to the noncontrolling interest	(776)	-0.1%	(2,005)	-0.2%	(1,395)	(203)	-0.2%
Net loss attributable to ChinaCache	(913,477)	-86.6%	(369,161)	-43.3%	(24,418)	(3,551)	-2.6%

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	5,961	490	551	80
Sales and marketing expenses	2,753	254	220	32
General and administrative expenses	72,483	9,630	2,262	296
Research and development expenses	3,828	562	1,124	163
Total share-based compensation expense included in cost of revenues and operating expenses	85,025	10,936	4,157	571

(2)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues increased by 8.2% from RMB852.6 million for the year ended December 31, 2017 to RMB922.6 million (US$134.2 million) for the year ended December 31, 2018. The increase was primarily due to increase in high value customers and increase in sales volume.

Cost of Revenues

Our cost of revenues decreased by 14.8% from RMB781.8million for the year ended December 31, 2017 to RMB666.2 million (US$96.9 million) for the year ended December 31, 2018. The decrease was primarily due to a decrease in our bandwidth, co-location and storage fees of RMB129.1 million (US$18.8 million) or 19.0%, a decrease of our payroll and other compensation costs of network operations personnel of RMB18.3million (US$2.7 million) or32.4%. However, the decrease is partially set off by an increase in depreciation of network equipment and amortization of intangible assets of RMB5.2 million (US$0.8 million) or 56.7%. Cost of revenues included share-based compensation expenses of RMB0.5 million (US$0.1 million) for the year ended December 31, 2018, compared to RMB0.5 million for the year ended December 31, 2017.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Bandwidth, co-location and storage fees	681,134	552,003	80,285
Depreciation of network equipment and amortization of intangible assets	9,244	14,481	2,106
Payroll and other compensation costs of network operations personnel	56,455	38,1756	5,553
Other cost of revenues	34,989	61,503	8,945
Total cost of revenues	781,822	666,162	96,889

Other Operating Loss

Our other operating loss was RMB 27.4 million (US$4.0million) for the year ended December 31, 2018 which was due to the provision of late delivery penalties accrued upon our agreement with BFSMC, as compared to our other operating loss of RMB19.5 million for the year ended December 31, 2017.

Operating Expenses

Our operating expenses decreased from RMB329.2 million for the year ended December 31, 2017 to RMB234.2 million (US$34.0 million) for the year ended December 31, 2018. We expect our operating expense, as percentage of sales revenue, keeps decreasing going forward as we exercise stringent cost control to fend off margin erosion to CDN business as a result of pricing-centric competition in the market.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 41.0% from RMB61.8 million for the year ended December 31, 2017 to RMB36.4 million (US$5.3 million) for the year ended December 31, 2018. The year-over-year decrease was primarily due to improved cost control measures implemented throughout our company, and improved efficiency in output by sales staff.

General and Administrative Expenses. Our general and administrative expenses decreased by 10.1% from RMB142.7 million for the year ended December 31, 2017 to RMB128.3 million (US$18.7 million) for the year ended December 31, 2018, primarily due to: (i) a decrease of RMB21.7 million (US$3.3 million) in salary expenses as staff number decreased, therefore, the related salaries, social insurance and house funding as well as employee bonus decreased accordingly; (ii) a decrease of RMB6.8 million (US$1.0 million) in share-based compensation, which was mainly caused by in fiscal year 2017, 16 million shares of restricted shares was newly granted in the fourth quarter of 2017, with the vesting period of one month, from January 1, 2017 to December 31, 2017, thus the total expense, amounted to RMB7.0 million was recognized in December 2017, but no such impact in 2018 ; (iii) the decrease of rental expense of RMB6.6 million (US$1.0 million), and (iv) an increase of RMB19.7million (US$3.0 million) in other expense, which mainly caused by the Dongfang Bowen advertising fee incurred in fiscal year 2018.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable was RMB1.1 million (US$0.2 million) for the year ended December 31, 2018, as compared to RMB17.5 million for the year ended December 31, 2017. The decrease from 2017 to 2018 was primarily due to 1) we provided provision for doubtful accounts receivables adopting prudence principal basing on the analysis of customers’ aging in 2017, and 2) the improvement of account receivables collectability in 2018.

Research and Development Expenses. Our research and development expenses decreased by 16.3% from RMB81.7million for the year ended December 31, 2017 to RMB68.4 million (US$10.0 million) for the year ended December 31, 2018. The decrease was primarily due to improved cost control measures and improved efficiency in output by R&D staff.

Impairment of long-lived assets. We recorded the impairment of long-lived assets of RMB21.8 million and nil for the years ended December 31, 2017 and December 31, 2018, respectively. due to the improvement of the operating results and optimistic forecast, we recognize less impairment charge in fiscal year 2017 and nil in 2018.

Impairment of long term investments. Our impairment of long term investments was 3.7 million and nil for the years ended December 31, 2017 and December 31, 2018, respectively.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2018 was RMB5.1 million (US$0.7 million), as compared to operating loss for the year ended December 31, 2017 of RMB277.9 million.

Income Tax Benefit (Expense)

We had income tax expense of RMB0.01 million (US$0.002 million) for the year ended December 31, 2018, as compared to income tax expense of RMB59.6 million for the year ended December 31, 2017. Our income tax expense for the year ended December 31, 2018 was mainly composed of RMB 0.01 million (US$0.002 million) of current income tax expense.

Net Loss

As a result of the above, we had net loss of RMB25.8 million (US$3.8 million) for the year ended December 31, 2018, as compared to a net loss of RMB371.2 million for the year ended December 31, 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues decreased by 19.1% from RMB1,054.2 million for the year ended December 31, 2016 to RMB852.6million for the year ended December 31, 2017. The decrease was primarily due to the interruption of our services we experienced caused by certain platform issues and intensified industry competition. The number of our active customers decreased by 10.5% from 1,999 as of December 31, 2016 to 1,789 as of December 31, 2017.

Cost of Revenues

Our cost of revenues decreased by 27.5% from RMB1,077.8 million for the year ended December 31, 2016 to RMB781.8million for the year ended December 31, 2017. The decrease was primarily due to a decrease in our bandwidth, co-location and storage fees of RMB161.6 million, a decrease in depreciation of network equipment and amortization of intangible assets of RMB124.8 million, an increase of other cost of revenues of RMB10.7 million, and a decrease of our payroll and other compensation costs of network operations personnel of RMB20.2million. Cost of revenues included share-based compensation expenses of RMB0.5 million for the year ended December 31, 2017, compared to RMB6.0 million for the year ended December 31, 2016.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2016	2017
	RMB	RMB
	(in thousands)
Bandwidth, co-location and storage fees	842,726	681,134
Depreciation of network equipment and amortization of intangible assets	134,079	9,244
Payroll and other compensation costs of network operations personnel	76,702	56,455
Other cost of revenues	24,303	34,989
Total cost of revenues	1,077,810	781,822

Other Operating Loss

Our other operating loss was RMB19.5 million for the year ended December 31, 2017 which was due to the provision of late delivery penalties accrued upon our agreement with BFSMC, as compared to our other operating income of RMB19.0 million for the year ended December 31, 2016.

Operating Expenses

Our operating expenses decreased from RMB880.0 million for the year ended December 31, 2016 to RMB329.2 million for the year ended December 31, 2017, We expect our operating expense, as percentage of sales revenue, will decrease going forward as we exercise stringent cost control to fend off margin erosion to CDN business as a result of pricing-centric competition in the market.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 34% from RMB93.6 million for the year ended December 31, 2016 to RMB61.8 million for the year ended December 31, 2017. The year-over-year decrease was primarily due to improved cost control measures implemented throughout our company.

General and Administrative Expenses. Our general and administrative expenses decreased by 44% from RMB256.0 million for the year ended December 31, 2016 to RMB142.7 million for the year ended December 31, 2017, primarily due to

•	a decrease of RMB63.8 million in share-based compensation expenses associated with newly granted restricted share units in 2017;

•	a decrease of RMB20.4 million in general operating fees related to reduction of counsel fees;

•	a decrease of RMB81.9 million in salary expenses including option fees related to strategic hires in 2016; and

•	a decrease of RMB10.8 million in depreciation of facilities and office equipment.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable was RMB17.5 million for the year ended December 31, 2017, as compared to RMB9.0 million for the year ended December 31, 2016. The increase from 2016 to 2017 was primarily due to the Company electing to adopt a more prudent doubtful account provision.

Research and Development Expenses. Our research and development expenses decreased by 21.4% from RMB104.0 million for the year ended December 31, 2016 to RMB81.7million for the year ended December 31, 2017. The decrease was primarily due to a decrease of RMB10.8 million of down-sized R&D staff as a result of the Company’s integrating several development platforms, as well as RMB 12.6 million in depreciation expense reduction from R&D related asset impairment.

Impairment of long-lived assets. We recorded the impairment of long-lived assets of RMB399.1 million and RMB21.8 million for the years ended December 31, 2016 and December 31, 2017, respectively. The result was due to the deterioration of our operating results.

Impairment of long-term investments. Our impairment of long-term investments was RMB18.2 million and RMB3.7 million for the years ended December 31, 2016 and December 31, 2017, respectively.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2017 was RMB 277.9 million, as compared to operating loss for the year ended December 31, 2016 of RMB922.6 million.

Income Tax Expense

We had income tax expense of RMB59.6 million for the year ended December 31, 2017, as compared to income tax expense of RMB4.2 million for the year ended December 31, 2016. Our income tax expense for the year ended December 31, 2017 was mainly composed of RMB29.4 million of current income tax expenses and RMB30.2million of deferred tax expenses.

Net Loss

As a result of the above, we had net loss of RMB371.2million for the year ended December 31, 2017, as compared to a net loss of RMB914.3 million for the year ended December 31, 2016.

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

As of December 31, 2018, we had RMB41.1million (US$6.0million) in cash and cash equivalents.

Our board and management are now reviewing strategy and priorities for the next 12 months. We will be focusing on a number of business initiatives and strategies to improve cash revenue from operation assets and operation efficiency, together with obtaining credit facilities. First, we will focus on generating cash revenue from the improvement of CDN operations to increase our liquidity and reinvest in potential project pipeline. Second, we plan to negotiate with the suppliers for more favorable payment terms. Third, we plan to sell the ownership of our residual IDC building to get enough operational cash flow and focus on the asset –light strategy. Lastly, we plan to better manage our selling and general administrative expenses to improve operation efficiency.

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

Although we consolidate the results of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming and their respective subsidiaries, our access to the cash balances or future earnings of these entities is only through our contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming and their respective shareholders. See “Item 4. Information on the Company —C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net cash used in operating activities	(187,180)	(99,039)	(41,659)	(6,059)
Net cash used in investing activities	(202,390)	(89,295)	(160,811)	(23,389)
Net cash provided by (used in) financing activities	(84,645)	149,007	140,596	20,449
Net increase (decrease) in cash and cash equivalents	(474,215)	(39,327)	(61,874)	(8,999)
Effect of foreign exchange rate changes on cash	14,617	(10,584)	1,754	255
Cash and cash equivalents at beginning of the period	616,218	156,620	106,709	15,520
Cash and cash equivalents at end of the period	156,620	106,709	46,589	6,776

Operating Activities

Net cash used in operating activities was RMB41.7 million (US$6.1 million) for the year ended December 31, 2018. Net cash used in operating activities for the year ended December 31, 2018 reflects a net loss of RMB25.8 million (US$3.8 million), adjusted by reconciling items in the total amount of RMB31.8 million (US$4.6 million), which primarily include depreciation of property and equipment of RMB12.0 million (US$1.7 million), amortization of intangible assets and land use right of RMB0.8 million (US$0.1million), loss from disposal of property and equipment of RMB1.5 million (US$0.2 million), allowance for doubtful accounts of RMB1.1 million (US$0.2 million), share-based compensation expenses of RMB4.2 million (US$0.6 million), interest expense of RMB4.7 million (US$0.7 million), amortization of other non-current asset of RMB15.2 million (US$2.2 million), amortization of deferred government grant of RMB3.5 million (US$0.5 million) and foreign exchanges gain of RMB4.2 million (US$0.6 million). Additional major factors that affected operating cash flows for the year ended December 31, 2018 include: (i) an decrease of RMB28.7 million (US$4.2 million) in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (ii) an increase of accrued expenses and other payables of RMB31.3 million (US$4.6 million) primarily due to the decrease in payables for purchase of property and equipment; (iii) an increase of RMB50.5 million (US$7.3 million) in accounts receivable primarily; (iv) an increase of RMB13.2 million (US$1.9million) in prepaid expense and other current assets; and(v)a decrease of RMB 14.4 million (US$2.1 million) in long term deposits and other non-current assets.

Net cash used in operating activities was RMB99.0 million for the year ended December 31, 2017. Net cash used in operating activities for the year ended December 31, 2017 reflects a net loss of RMB371.2 million, adjusted by reconciling items in the total amount of RMB105.7 million, which primarily include depreciation of property and equipment of RMB9.1 million, share-based compensation expenses of RMB10.9 million, impairment of long-lived assets of RMB21.8 million, impairment of long term investments of RMB3.7 million, foreign exchanges loss of RMB11.0 million, allowance for doubtful accounts of RMB17.5 million, amortization of intangible assets and land use right of RMB2.4 million, deferred tax expense of RMB30.2million, loss from disposal of property and equipment of RMB0.6 million and interest expense of RMB4.3million and amortization of deferred government grant of RMB4.6 million. Additional major factors that affected operating cash flows for the year ended December 31, 2017 include: (i) an increase of RMB60.9 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (ii) an increase of accrued expenses and other payables of RMB61.4 million primarily due to the decrease in payables for purchase of property and equipment; (iii) a decrease of RMB14.0 million in accounts receivable primarily due to improved accounts receivable collection; (iv) a decrease of RMB58.3 million in long term deposits and other non-current assets; and (v) an increase of RMB26.5 million in prepaid expense and other current assets

Net cash used in operating activities was RMB187.2 million for the year ended December 31, 2016. Net cash used in operating activities for the year ended December 31, 2016 reflects a net loss of RMB914.3 million, adjusted by reconciling items in the total amount of RMB647.1 million, which primarily include depreciation of property and equipment of RMB155.2 million, share-based compensation expenses of RMB85.0 million, impairment of long-lived assets of RMB399.1 million, impairment of long term investments of RMB18.2 million, foreign exchanges gain of RMB14.2 million, allowance for doubtful accounts of RMB9.0 million, amortization of intangible assets and land use right of RMB3.9 million, gain from sale of short term investments of RMB3.6 million, deferred tax expense of RMB3.1 million, loss from disposal of property and equipment of RMB2.0 million, amortization of deferred government grant of RMB12 million and interest expense of RMB1.4 million. Additional major factors that affected operating cash flows for the year ended December 31, 2016 include: (i) an increase of RMB101.4 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (ii) a decrease of accrued expenses and other payables of RMB73.2 million primarily due to the decrease in payables for purchase of property and equipment; (iii) a decrease of RMB41.8 million in accounts receivable primarily due to improved accounts receivable collection; (iv) an increase of RMB4.6 million in Deferred government grant; (v) an increase of RMB1.2 million in long term deposits and other non-current assets; (vi) an increase of RMB1.1 million in prepaid expense and other current assets; (vii) an increase of RMB1.1 million in accrued employee benefits.

Investing Activities

Net cash used in investing activities was RMB160.8 million (US$23.4 million) for the year ended December 31, 2018. Net cash used in investing activities for the year ended December 31, 2018 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB161.1 million (US$23.4 million);

Net cash used in investing activities was RMB89.3million for the year ended December 31, 2017. Net cash used in investing activities for the year ended December 31, 2017 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB73.7 million; ; (ii) cash paid for purchases of property and equipment and intangible assets of RMB15.2 million; and (iii) cash paid for long term investments of RMB0.4 million

Net cash used in investing activities was RMB202.4 million for the year ended December 31, 2016. Net cash used in investing activities for the year ended December 31, 2016 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB222.3 million; (ii) cash paid for purchases of property and equipment and intangible assets of RMB59.2 million and (iii) cash paid for long term investments of RMB2.2 million; partially offset by cash received from sales of short term investment of RMB80.3 million;;

Financing Activities

Our financing activities primarily consist of sale of our ADSs, capital contributions and borrowings from commercial banks. Net cash provided by financing activities was RMB140.6 million (US$20.4 million) for the year ended December 31, 2018. Net cash provided by financing activities for the year ended December 31, 2018 resulted primarily from (i) proceeds from bank borrowings of RMB203.5million (US$29.6 million); and (ii) proceeds from sales and lease back of RMB64.0million (US$9.3 million), partially offset by (i) repayment of bank borrowings RMB72.8million (US$10.6 million); (ii) payments of capital lease obligation RMB46.5 million (US$6.8 million). and (iii) borrowing cost RMB7.6 million (US$1.1 million).

Net cash provided by financing activities was RMB149.0 million for the year ended December 31, 2017. Net cash used in financing activities for the year ended December 31, 2017 resulted primarily from (i) proceeds from bank borrowings of RMB411.7 million, partially offset by (i) repayment of bank borrowings RMB183.2 million; and (ii) payments of capital lease obligation RMB74.7 million.

Net cash used in financing activities was RMB84.6 million for the year ended December 31, 2016. Net cash used in financing activities for the year ended December 31, 2016 resulted primarily from (i) payment of capital lease obligation of RMB74.5 million; (ii) payment for repurchase of ordinary shares of RMB39.4 million; and (iii) repayment of bank borrowings of RMB7.7 million); partially offset by (i) proceeds from bank borrowings of RMB29.3 million; and (ii) proceeds from employee share options exercised of RMB7.6 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements. Beijing Blue I.T. contributed to 61.7%, 54.4% and 36.9% of our total net revenues in 2016, 2017 and 2018, respectively. Beijing Jingtian’s contribution to our total net revenues in 2015, 2016 and 2017 was immaterial.

Conducting our operations through contractual arrangements with our consolidated variable interest entities in China entails a risk that we may lose effective control over our consolidated variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties” and “We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries ChinaCache Beijing and Xin Run. The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. In 2016, 2017 and 2018, the aggregate amount of service fees that ChinaCache Beijing charged Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming was RMB46.7 million, RMB32.1 million and RMB 53.5 million (US$7.8 million), respectively, which accounted for 4.4%, 3.8% and 5.5%, respectively, of our total net revenues.

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

Pursuant to contractual arrangements that ChinaCache Beijing has with each of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming, the earnings and cash of each of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming (including dividends received from their respective subsidiaries) are used to pay service fees in RMB to ChinaCache Beijing, in the manner and amount set forth in these agreements.

After paying the withholding taxes applicable to ChinaCache Beijing and Xin Run’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing and Xin Run would be available for distribution to us, ChinaCache Beijing and Xin Run’s shareholder, although we have not, and do not have such plan at present to, make such distributions. As of December 31, 2018, the amount of the net assets of ChinaCache Beijing, Xin Run and our consolidated variable interest entities, which includes the paid-in-capital and statutory reserves of ChinaCache Beijing and Xin Run and the equity of our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate a deficit of RMB471.2 million (US$68.5 million). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

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

Capital Expenditures

We had capital expenditures of RMB576.5 million, RMB45.7 million and RMB 336.1million (US$48.9 million) in 2016, 2017 and 2018, respectively, representing 54.7%, 5.4% and 36.4%of our total net revenues for such years, respectively. Our capital expenditures were primarily for the purchase of land use right, servers, other property and equipment and certain intangible assets and cash paid for cloud infrastructure construction in progress, for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities. We expect that our capital expenditures in 2019 will increase from 2018 as we will focus on completing the cloud infrastructure to prepare the company’s expanded IDC business.

C.	Research and Development

Our internal research and development team consisted of 185 engineers as of December 31, 2018, representing approximately 44% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. As of the date of this annual report, we have 56 PRC patents, two U.S. patents, 23 software copyright registrations in China relating to the technologies used in our business.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. We incurred RMB104.0 million, RMB81.7 million and RMB 68.4illion (US$10.0 million) of research and development expenses in 2016 2017 and 2018, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. Off-Balance Sheet Arrangements

Other than the operating lease obligations and purchase commitments set forth in the table below, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

E.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Capital lease obligations(1)	70,817	25,311	45,506	-	-
Operating lease obligations(2)	24,310	13,099	7,064	4,147	-
Purchase commitments(3)	336,783	334,213	2,570	-	-
Total	431,910	372,623	55,140	4,147	-

(1)	Capital lease obligations refers to our obligations for leasing certain computer equipment and optical fibers.

(2)	Operating lease obligations refers to our future minimum lease payments for office space under non-cancelable operating leases.

(3)	Purchase commitments refers to our commitment to purchase bandwidth and cloud infrastructure from our bandwidth and construction providers.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table  sets forth information regarding our current directors and executive officers

Directors and Executive Officers	Age	Position/Title
Bang Zhang	51	Chairman
Bin Liu	44	Director and Acting Chief Executive Officer
Xiaoqiang Wei	34	Director
Dong Yu	45	Director (Chairman of the Renumeration Committee and Chairman of the Nominating Committee)

Mr. Bang Zhang has served as an independent director of ChinaCache since 2017. Mr. Zhang has more than thirty years of financial experience and currently serves as the Chief Corporate Officer of Octave Institute, a curated well-being platform that fuses Eastern wisdom with Western science. Previously, Mr. Zhang served in various capacities as a director, chief financial officer, controller and accounting manager for a number of public and private companies. Mr. Zhang holds an MBA and is a fellow member of CGMA and CIMA.

Mr. Bin Liu, has served as our acting Chief Executive Officer since May 17,2019. Mr. Liu joined ChinaCache in 2012 and worked in several different divisions in different roles, including as the Company’s Vice President, New Products Development. He led a special project to improve HPCC platform performance during 2015 ~2017 and able to guide ChinaCache CDN platform to its leading position in China. Previously, Mr. Liu worked for Ericsson China as a Senior Solution Manager from 2006 to 2012. Mr. Bin Liu received a master’s degree from Beijing University of Posts and Telecommunications.

Mr. Xiaoqiang Wei, certified Purchaser (Level 1) in China, PMP joined ChinaCache in 2005 and worked in several different divisions in different roles, including as the Company’s Vice President, the Company’s subsidiary general manager. He is leading operating resource management, project evaluation.and operation development strategy and able to provide constructive advice on the Company’s operation management, project management and exploration into new development field. Mr. Wei holds a master’s degree.

Mr. Yu, a CPA, based in Shanghai, serves as Vice President of Finance, APAC Region for Nexans Cable (China) Co., Limited, a regional subsidiary of Nexans S.A. a global player in the cable and optical fiber industry. Mr. Dong Yu through his deep experience working in the APAC region, brings leadership experience from working across various commercial, operational and compliance functions.

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

For the fiscal year ended December 31, 2018, the aggregate compensation we paid to our executive officers was approximately RMB7.9million (US$1.1 million) and the aggregate compensation we paid to our non-executive directors for the same period was approximately RMB1.2million (US$0.2 million). For the same period, we paid RMB0.3million (approximately US$47300 for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

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

The following table summarizes, as of December 31, 2018, the stock options granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Option Granted	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Song Wang	2,400,000	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	1,600,000	0.24	January 1, 2013	July 8, 2013	July 7, 2023
	320,000	0.24	January 1, 2014	July 8, 2013	July 7, 2023
	1,692,608	0.5294	January 1, 2014	December 23, 2014	December 22, 2024
	8,960,000	0.0725	January 1, 2016	December 13, 2017	December 12, 2027
	2,720,000	0.06625	January 1, 2018	April 9, 2018	April 8, 2028
	800,000	0.06625	April 9, 2018	April 9, 2018	April 8, 2028
Jean Xiaohong Kou	430,000	0.24	January 1, 2013	July 8,2013	July 7, 2023
	160,000	0.24	January 1, 2014	July 8,2013	July 7, 2023
	1,440,000	0.06625	January 1, 2018	April 9, 2018	April 8, 2028
Yunjie Liu	*	0.01	April 1, 2007	March 31, 2007	March 30, 2016
	*	0.01	October 1, 2007	September 30, 2007	September 29, 2016
	*	0.24	October 1, 2013	July 8, 2013	July 7, 2023
Fuya Zheng	—	—	—	—	—
Bang Zhang	—	—	—	—	—
Guangsheng Meng	—	—	—	—	—
Directors and officers as a group	21,882,608	0.01 to 0.5294
Other individuals as a group(1)	76,435,072	0.01 to 0.5294

The following table summarizes, as of the December 31, 2018, the restricted share units granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Restricted Share Units Granted	Vesting Commencement Date	Date of Grant
Song Wang	960,000	January 1, 2013	July 8, 2013
	1,600,000	January 1, 2014	December 23, 2014
	3,680,000	January 1,2015	December 11,2015
	11,440,000	January 1,2015	December 11,2015
	7,920,000	December 1, 2017	December 13, 2017
Jean Xiaohong Kou	320,000	January 1, 2013	July 8, 2013
	1,646,304	January 1, 2014	December 23, 2014
	9,493,328	January 1,2015	December 11,2015
	1,645,328	January 1,2015	December 11,2015
	7,933,344	December 1, 2017	December 13, 2017
Yunjie Liu	—	—	—
Fuya Zheng	—	—	—
Bang Zhang	*	December 1, 2017	December 13, 2017
Guangsheng Meng	—	—	—
Directors and officers as a group	48,078,304
Other individuals as a group(1)	29,036,208

*             In aggregate owns options and/or restricted share units to acquire less than 1% of our outstanding ordinary shares on an as-converted basis.

(1)	Includes a director who has left the company.

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

Board of Directors

Our board of directors currently consists of four directors. A director is not required to hold any shares in the company by way of qualification. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval or compensation committee approval or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his or her interest in any contract, proposal or arrangement (including arrangement with respect to compensation to himself or herself or any other members of the board) in which he or she is materially interested, such a director may vote in respect of such contract, proposal or arrangement and may be counted in the quorum at such a meeting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Bang Zhang, and Mr. Dong Yu. Mr. Bang Zhang is the chairman of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

Compensation Committee. Mr. Dong Yu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.. Mr. Dong Yu is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 861, 611 and 418 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees by function as of December 31, 2018:

Functional Area	Number of Employees	% of Total
Customer service	91	21.8%
Sales and marketing	80	19.1%
Research and development	185	44.3%
Management and administration	62	14.8%
Total	418	100.0%

Of our total employees as of December 31, 2018, 356 were located in Beijing, 31 were located in other cities throughout China and 31 were located outside China. We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. In February 2016, about 30 of our employees-initiated arbitration for labor dispute against Xin Run, Beijing Shouming, Beijing Zhao Du and Xin Run’s Tianjin Branch with Shunyi Labor Dispute Arbitration Committee and Chaoyang Labor Dispute Arbitration Committee.  They withdrew the arbitration request in June 2016 and later re-initiated the arbitration proceeding in May 2017. The arbitrators ruled that our subsidiaries should pay compensation in the amount of approximately RMB0.6 million to those employees. The arbitration award was supported by the judgement of trial court.  We have appealed the judgement to the appellate court in October 2017 and the appellate court dismissed the appeal and sustained the original judgement in October and November 2017. We believe that these are isolated cases and that our employee relations are good.

Our full-time employees in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that our PRC subsidiaries make contributions to the government for these benefits based on a fixed percentage of the employees’ salaries.

E.	Share Ownership

Please refer to “Item 7 — Major Shareholders and Related Party Transactions.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019, by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of March 31, 2019 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 453,902,034 ordinary shares outstanding as of March 31, 2019 for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following March 31, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Song Wang(1)	86,600,733	20.3%
Jean Xiaohong Kou(2)	86,600,733	20.3%
Yunjie Liu	—	—
Fuya Zheng	—	—
Bang Zhang	*	*
All Directors and Executive Officers as a Group	86,920,733	20.4%
Principal Shareholders:
Consolidated Capital Holdings Ltd.(1)(2)(3)	56,543,248	13.8%
Investor AB(4)	42,391,092	10.4%
FIL Limited(5)	40,300,208	9.8%

*	Less than 1%.

(1)	Consists of (i) 56,487,472 ordinary shares and 3,486 ADSs representing 55,776 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 18,864,096 ordinary shares that Mr. Song Wang has the right to acquire upon exercise or vesting of equity incentive awards within 60 days after March 31, 2018, and (iv) 10,880,096 ordinary shares that Mr. Wang’s wife, Ms. Jean Xiaohong Kou has the right to acquire upon exercise or vesting of equities incentive awards within 60 days after March 31, 2018. Song Wang and Jean Xiaohong Kou possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(2)	See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou are husband and wife, and may be deemed to share beneficial ownership of the shares and ADSs held by each other. The business address for Ms. Kou is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(3)	The business address for Consolidated Capital Holdings Ltd. is c/o Jean Xiaohong Kou, Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(4)	Consists of (i) 22,954,468 ordinary shares and 419,996 ADSs, representing 6,719,936 ordinary shares held by Investor Investments Asia Limited, (ii) 9,836,608 ordinary shares and 180,005 ADSs representing 2,880,080 ordinary shares held by Investor Group Asia, L.P., as reported in a Schedule 13G/A filed on February 14, 2018 by Investor AB. We refer to these funds collectively as Investor AB Funds. The business address for Investor AB Funds is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden. Investor AB, a limited liability company incorporated under the laws of Sweden, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all the shares held by Investor AB Funds. Investor Group Asia, L.P. is a Guernsey limited partnership.

(5)	Consists of 40,300,208 ordinary shares beneficially owned by FIL Limited as reported in a Schedule 13G/A filed on February 13, 2018 by FIL Limited and other filers. The business address for FIL Limited is Pembroke Hall, 42, Crow Lane, Hamilton, Bermuda.

To our knowledge, as of March 31, 2019, 386,583,680 of our ordinary shares, or approximately 85.2% of our total outstanding ordinary shares, was held by one of our record holders The number of beneficial owners of our ADSs in the U.S. is likely to be much larger than the number of record holders of our ordinary shares in the U.S. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Share Repurchase

Under our share repurchased programs established in December 2014, August 2015 and December 2015, respectively, we had repurchased an aggregate of 44,562,816 ordinary shares of us, represented by 2,785,176 ADSs, in the open market for an aggregate purchase price of approximately US$21 million as of March 31, 2016. We have not made any repurchase of our shares since March 31, 2016.

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

In September 2015, Xin Run increased its registered capital by US$0.2 million, which was subscribed by Tianjin Shuishan and thus Xin Run was converted from a wholly foreign-owned enterprise to a sino-foreign joint venture with ChinaCache Networks (Hong Kong) Limited and Tianjin Shuishan each holding 99% and 1%, respectively, of its equity interest. In December 2015, we entered into definitive agreements for Xin Run, pursuant to which Tianjin Shuishan, KPIW (Beijing) Investment Fund Co., Ltd. and Tianjin Dingsheng will subscribe for 36%, 22% and 2%, respectively, of the post-investment equity interest in Xin Run for a consideration of RMB225.0 million, RMB137.5 million and RMB12.5 million, respectively. The agreements were later terminated. In March 2017, we entered into another set of definitive agreements for Xin Run, pursuant to which Tianjin Shuishan, Shanghai Qiaoyong and Tianjin Dingsheng will purchase 47.7%, 26.3% and 5.0%, respectively, of the equity interest in Xin Run for a consideration of RMB133.5 million, RMB73.7 million and RMB14.0 million, respectively. Tianjin Shuishan is owned by Mr. Song Wang and Ms. Jean Xiaohong Kou. On December 28, 2017, the board of approval to terminate the translation. On March 23, 2018, we entered into a termination agreement with relevant parties and terminated the equity transfer of  Xin Run

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

We and certain of our current and former officers and directors have been named as defendants in a shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “District Court”): Xu v. ChinaCache International Holdings Ltd., et al., Civil Action No. 2:15-cv-07952-CAS-RAO (C.D. Cal.) (filed on October 9, 2015).  The action — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from March 27, 2015 to August 20, 2015 — alleges that certain of our statements in press releases, quarterly earnings calls, and an SEC filing contained misstatements or omissions related to our High Performance Cloud Cache platform and asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act.  On January 5, 2016, the District Court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel.  On February 19, 2016, the lead plaintiff filed a First Amended Complaint.  On August 15, 2016, the District Court dismissed without prejudice the First Amended Complaint against our Company. On September 14, 2016, the lead plaintiff filed the Second Amended Complaint. On January 9, 2017, the District Court dismissed the Second Amended Complaint without prejudice, allowing plaintiff to file the Third Amended Complaint on or before January 30, 2017. On February 28, 2017, the lead plaintiff filed a motion for judgment on the pleadings, which the District Court granted on March 1, 2017. On March 6, 2017, the lead plaintiff filed a notice of appeal of the District Court’s order granting our company’s motion to dismiss and other related orders to the U.S. Court of Appeals for the Ninth Circuit (the “Court of Appeals”). On September 13, 2017, the lead plaintiff filed with the Court of Appeals a motion for extension of time to file its opening brief, reporting to the Court of Appeals that the lead plaintiff and we have reached an agreement in principle for the settlement of the purported class action, which settlement would require approval by the District Court.  On September 14, 2017, the Court of Appeals granted the lead plaintiff’s motion for extension of time to file its opening brief. On February 14, 2018, the lead plaintiff filed an unopposed motion to remand the case to the District Court for the limited purpose of enabling the District Court to consider the parties’ settlement agreement, which motion was granted by the Court of Appeals on March 6, 2018. On March 28, 2018, the lead plaintiff filed an unopposed motion for preliminary approval of class action settlement in the District Court, requesting that the District Court a) preliminarily approve a settlement agreement that the parties reached to settle the case for USD 990,000, b) certify the proposed settlement class for settlement purposes only, c) approve the parties’ proposed form and method of giving settlement class members notice of the action and proposed settlement, and d) set a hearing at which the District Court will consider whether to grant final approval of the settlement, dismiss claims against defendants, approve the release of claims against all released parties, enter judgment, and award attorneys’ fees and expenses to co-lead counsel. On August 13, 2018, the Court approved the settlement agreement and dismissed the action and all claims against each and all of the defendants.

We and certain of our current and former officers and directors have been named as defendants in a shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “Central California District Court”): William Likas v. ChinaCache International Holdings Ltd. et al, Civil Action No. 2:2019-cv-06942 (C.D. Cal.) (filed on August 9, 2019).  The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from April 10, 2015 to May 17, 2019—alleges that certain of our public statements and filings contained materially false and misleading statements misstatements or omissions in violation of U.S. securities laws.  Back on June 12, 2019, another plaintiff had filed a substantially identical putative shareholder class action lawsuit against us and certain of our current and former officers and directors in the U.S. District Court for the Southern District of New York; on August 30, 2019, the plaintiff voluntarily dismissed that lawsuit.  On October 2, 2019, the Central California District Court appointed a group of two purported shareholders of the Company as the Lead Plaintiff of the class. On November 13, 2019, the Central California District Court entered an order to show cause, ordering plaintiff to show cause in writing on or before November 20, 2019 why this action should not be dismissed for lack of prosecution.

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

In July 2017, a claim was raised by the construction company of the data center buildings against Xin Run, for the alleged non-payment of construction fees of RMB73.9 million and the relating interest. In July 2019, Xin Run reached an agreement for settlement of the case with this construction company, under which Xin Run agrees to pay RMB33.7 million. The Company has fully accrued the amount as liability accordingly. Such construction company has applied to the competent court for compulsory execution of the agreement for settlement of this case.

In August 2017, our PRC subsidiary, Xin Run, initiated a lawsuit against BFSMC in Beijing, arising out of the sales of data center buildings. We sought the payment of purchase price in the amount of RMB105.6 million and the relating interest. In September 2017, BFSMC filed the statement of defense and made a counterclaim, claiming, among others, the late delivery penalties and relating losses in the total amount of approximately RMB50.5 million. Thereafter we filed a motion to dismiss BFSMC’s counterclaim arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was dismissed and as a result, the lawsuit is currently pending. In addition, Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

In October 2017, a subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. At present, the second instance of this case has been completed. Unfortunately, we lost, and the court ruled that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. Liability equal to the sentenced amount has been recorded in the balance sheet as of December 31, 2018 under other payables to offset consideration received for disposal of Zhao Du and Shuo Ge in the expectation to net settle with BFSMC.

In June 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. Liability of the six-month rent in 2018 has been recorded in the balance sheet as of December 31, 2018 under other payables to offset consideration received for disposal of Zhao Du and Shuo Ge in the expectation to net settle with BFSMC.

In April 2019, a trading company filed a lawsuit against our PRC subsidiary, Xin Run, in the Beijing No.4 Intermediate People’s Court, requesting Xin Run to pay purchase price and relevant liquidated damage in a total amount of approximately RMB37.2 million. In June 2019, Xin Run and such trading company reached an agreement for settlement of the case, under which Xin Run agrees to pay such trading company purchase price of RMB20.2 million and the relating interest of RMB6.0million. The Company has accrued the amount as other payables, however, Xin Run only settled RMB2.0 million subsequently.

In April 2019, a technology company filed a lawsuit in Shanghai Minhang District People’s Court against Beijing Blue I.T., demanding payment of service fee and relevant liquidated damage in a total amount of approximately RMB28.3 million. The court rendered a judgment on the case in October, 2019, which ruled that Beijing Blue I.T. should pay relevant service fee, liquidated damage and costs of legal proceedings. We have appealed the judgment to a higher court. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. The Company accrued the 2018 service fee, amounted to RMB18.7 million as liability in balance sheet for the year ended December 31, 2018.

In August 2019, a building materials technology company initiated a lawsuit against Xin Run in the Beijing Shunyi District People’s Court to request payment of approximately RMB35.6 million that should be paid by Xin Run to a third party, as such third party was obligated to pay the same amount to the building materials technology company, and the relating cost of the lawsuit. We filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and as a result, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the amount has been accrued as other payables.

In June 2019, a computer company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and relevant interest in a total amount of approximately RMB74.6 million. As of the date hereof, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued most of the amount as other payables.

In June 2019, such computer company filed another lawsuit against Xin Run in the Beijing Haidian District People’s Court, requesting Xin Run to pay overdue equipment purchase payment and relevant interest in a total amount of approximately RMB40.8 million. We filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and as a result, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued most of the amount as other payables.

In October 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB20.5 million. As of the date hereof, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued the amount as other payables.

In November 2019, a commercial bank filed a lawsuit with respect to financial loan agreement dispute against Xin Run, Mr. Song Wang and Ms. Jean Xiaohong Kou in the Fushun Intermediate People's Court of Liaoning Province. As of the date hereof, we have not received the any documents relating to this lawsuit from the court.

In addition, according to court decisions issued in certain legal proceedings, an aggregate amount of RMB12.0 million and RMB4.3 million in bank accounts of Beijing Blue I.T. and Xin Run, is currently frozen and restricted to be used, respectively.

In view of the nature of the above unresolved claims, both factual and legal, that were raised in the proceedings and given the stage of the proceedings, it is impossible at this stage to properly evaluate the prospect of the lawsuits being successful. See “Item3. Key Information — D. Risk Factor — If we are required to seek additional funding, such funding may not be available on commercially acceptable terms, if at all”.

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

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

See “— C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets -

Our ADSs, each representing 16 of our ordinary shares, were formerly listed on the Nasdaq Global Select Market. On Spetmber 4, 2019, the Nasdaq Hearings Panel determined to delist the the Company’s securities from The Nasdaq Stock Market. Suspension of trading in the shares was effective at the open of business on September 6, 2019. Our ADSs currently trade under the symbol “CCIH” in The Over The Counter – Pink Sheets. The following table provides the high and low trading prices for our ADSs since the date of our initial public offering.

The last reported closing price for our ADSs on May 10, 2019 was US$1.21 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2014	29.34	8.31
Fiscal Year 2015	15.69	4.69
Fiscal Year 2016	10.48	2.33
Fiscal Year 2017	3.05	0.72
Fiscal Year 2018	4.75	1.00
Quarterly Highs and Lows
First Fiscal Quarter of 2017	2.80	1.45
Second Fiscal Quarter of 2017	1.78	0.82
Third Fiscal Quarter of 2017	1.17	0.72
Fourth Fiscal Quarter of 2017	3.05	0.85
First Fiscal Quarter of 2018	2.89	1.07
Second Fiscal Quarter of 2018	1.41	1.02
Third Fiscal Quarter of 2018	1.43	1.06
Fourth Fiscal Quarter of 2018	1.64	1.02
First Fiscal Quarter of 2019	1.36	1.03
Monthly Highs and Lows
October 2018	1.23	1.02
November 2018	1.51	1.12
December 2018	1.64	1.02
January 2019	1.19	1.03
February 2019	1.21	1.10
March 2019	1.36	1.17
April 2019	1.38	1.21
May (through May 10) 2019	[ ]	[ ]

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. As set forth in clause 3 of our amended and restated memorandum of association, the objects for which our company is established are unrestricted.

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

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us.

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

On December 21, 2017, Xin Run entered into a loan agreement with Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch, under which Xin Run may borrow for a maximum amount of RMB220 million with the term expiring on December 20, 2022. The loan was guaranteed by certain real properties and land use rights owned by Xin Run and certain personal properties owned by Mr. Song Wang and Ms. Jean Xiaohong Kou. On November 4, 2019, we got the advance maturity notice of the loan. And To date, we still pay back the interest on time. On December 29, 2017, Xin Run entered into a framework agreement with People.cn, under which, among others, Xin Run will transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn subject to terms and conditions to be set forth in a definitive equity transfer agreement.

On September 29, 2018, Xin Run entered into a financial lease contract with Beijing Yizhuang International Financial Lease Co., Ltd., or Yizhuang International, under which, Xin Run agrees to sell certain equipment to Yizhuang International for a consideration of RMB25 million and to lease such equipment and assets from Shunyi Construction Investment for a term of 3 years, and the estimated total consideration for such lease is approximately RMB27.5 million. On the same day, Xin Run and Yizhuang International entered into a separate financial lease contract with similar arrangements, under which Xin Run agrees to sell certain equipment to Yizhuang International for a consideration of RMB9 million and to lease such equipment and assets from Shunyi Construction Investment for a term of 3 years, and the estimated total consideration for such lease is approximately RMB11 million. The fulfillment of Xin Run’s obligation under these financial lease contracts was guaranteed by certain equipment of Xin Run, certain equity interest of Xin Run held by ChinaCache HK and certain accounts receivable of Beijing Blue I.T., and meanwhile, Mr. Song Wang and Ms. Jean Xiaohong Kou provided guarantee to fulfillment of Xin Run’s obligation under these financial lease contracts.

On November 9, 2018, Xin Run entered into a financial lease contract with Shunyi Construction Investment (Tianjin) Financial Lease Co., Ltd., or Shunyi Construction Investment, under which, Xin Run agrees to sell certain equipment and other assets to Shunyi Construction Investment for a consideration of RMB39 million and to lease such equipment and assets from Shunyi Construction Investment for a term of 3 years, and the estimated total consideration for such lease is approximately RMB44.5 million. The fulfillment of Xin Run’s obligation under such financial lease contract was guaranteed by certain real property, land use right and equipment owned by Xin Run, and meanwhile, Mr. Song Wang and Ms. Yating Yan provided guarantee to fulfillment of Xin Run’s obligation under this financial lease contract.

On December 27, 2018, Xin Run entered into a financial lease contract with Shunyi Construction Investment, under which, Xin Run agrees to sell certain equipment and other assets to Shunyi Construction Investment for a consideration of RMB11 million and to lease such equipment and assets from Shunyi Construction Investment for a term of 3 years, and the estimated total consideration for such lease is approximately RMB12.5 million. The fulfillment of Xin Run’s obligation under such financial lease contract was guaranteed by certain real property, land use right and equipment owned by Xin Run, and meanwhile, Mr. Song Wang and Ms. Yating Yan provided guarantee to fulfillment of Xin Run’s obligation under this financial lease contract.

On April 3, 2019, Xin Run entered into an equity transfer agreement with People.cn, pursuant to which, Xin Run agrees to transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn for a consideration of RMB251.8 million and return RMB73.2 million prepaid by People.cn before December 31, 2024.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or an investor in ADSs or ordinary shares levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double taxation treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax consequences of the ownership and disposition of our ADSs or ordinary  shares by a U.S. Holder described below that acquires and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing U.S. federal tax law and the regulations, rulings, and decisions thereunder, all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, financial institutions, regulated investment companies or real estate investment trusts, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who own (directly, indirectly, or constructively) 5% or more of our stock, investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the U.S., persons liable for alternative minimum tax, governments or agencies or instrumentalities thereof, persons holding ADSs or ordinary shares through partnerships or other pass-through entities, persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

Although the law in this regard is not entirely clear, we treat Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming as being owned by us for U.S. federal income tax purposes, because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we consolidate these entities’ results of operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current year and any other taxable year.

Assuming that we are the owner of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China. Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and interest expenses attributable to short term and long term loans. As of December 31, 2017 and 2018, RMB91,587,804and RMB32,097,218 (US$4,668,347), respectively, were deposited with major financial institutions located in the PRC, RMB2,129,029and RMB8,811,455 (US$1,281,573), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB253,653 and nil, respectively were held in major financial institutions located in Europe, RMB3,077,622 and RMB2,075,976 (US$301,938), respectively, were deposited with major financial institutions located in the UK and RMB9,661,373 and RMB3,645,608 (US$530,232), respectively were held in major financial institutions in the United States of America. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time. In 2018, we received approximately US$347,745, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We received net proceeds of approximately US$74.9 million from our initial public offering. For the period from September 30, 2010, the date that the F-1 Registration Statement was declared effective by the SEC, As of December 31, 2018, we used net proceeds from our initial public offering as follows:

•	approximately US$28.5 million to expand our research and development efforts and build our cloud infrastructure;

•	approximately US$28.3million capital expenditure for network and other equipment; and

•	approximately US$18.1 million for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2108 were not effective due to the material weakness disclosed below in "Management's Annual Report on Internal Control over Financial Reporting. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on this assessment, we identified the following material weaknesses, including: i) The Company did not maintain effective controls over certain aspects of the financial reporting process due to the lack of sufficient complement of personnel with an appropriate level of knowledge and experience in U.S. GAAP. The Company also lacked the expertise in handling complex accounting and reporting matters in accordance with U.S. GAAP. ii) The Company did not have enough staff resources in the internal audit department, and internal audit evaluation work was not performed effectively from 2016 to 2018, and iii) The Company had inadequate risk assessment procedures, including those on identification and assessment of fraud risks, to cope with the expansion of its business and organization. In particular, the Company did not put in place an adequate process to continuously assess the legal and compliance and fraud risks associated with the business initiatives and the related financial impact. our management has concluded that, as of December 31, 2018, our internal control over financial reporting was ineffective.

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

Our board of directors has determined that Bang Zhang is the chairman of audit committee.

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

On December 7, 2018, the Company engaged Grant Thornton China (“GT”), the China member firm of Grant Thornton International Ltd., to be the Company’s independent registered public accounting firm, as Ernst & Young Hua Ming LLP (“EY”) formally resigned. On April 8, 2019, the Company engaged Michael T. Struder CPA P.C. (“MTS”) to be the Company’s independent registered accounting firm, as GT formally resigned. The changes of the Company’s independent registered public accounting firm from EY to GT to MTS were approved by the Company’s Audit Committee. The decisions were not made due to any disagreements with EY or GT. As MTS failed to start their on-site work timely, The Company believed that Studer’s delay of its audit work was unacceptable. As a result, the Company’s Audit Committee terminated Studer on May 30, 2019.  On July 12, 2019, the Company engaged Marcum Bernstein Pinchuk LLP (“Marcum BP”) as the Company’s independent registered public accounting firm. The decision was approved by the Company’s Audit Committee.

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by. Marcum Bernstein Pinchuk LLP (“Marcum BP”), our independent registered public accounting firm for the years ended December 31, 2017 and 2018. We did not pay any other fees to our auditors during the periods indicated below.

	2017	2018
	US$	US$
	(in thousands)
Audit fees(1)	778	969
Tax fees(2)	68	53
Other fees(3)	-	-

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our auditors.

(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(3)	“Other fees” represent the aggregate fees billed by our principal auditors for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

During the fiscal years ended December 31, 2017 and 2018, we paid EY US$778,000 and US$nil for audit fees, and US$68,000 and US$53,000 for tax fees.

During the fiscal years ended December 31, 2017 and 2018, we paid MTS US$nil and US$165,000 for audit fees.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services are described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the fiscal year ended December 31, 2018.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) In October 2018, Ernst & Young Hua Ming LLP (“EYHM”) notified us that they would not stand for reappointment as our independent registered public accounting firm.

On December 7, 2018, the Company engaged GT, the China member firm of Grant Thornton International Ltd., to be the Company’s independent registered public accounting firm. The decision to appoint GT was unanimously approved by our audit committee.

The change was not made due to any disagreements with EYHM. EYHM’s audit reports on our consolidated financial statements for the fiscal years ended December 31, 2016 and 2017 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles, except for the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2016 and 2017 and the subsequent interim period through December 7, 2018, there were no (i) disagreements between us and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of EY would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

During each of the fiscal years ended December 31, 2016 and 2017, and the subsequent period prior to our engagement of GT, neither we nor anyone on our behalf consulted GT regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that GT concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

(b) On April 8, 2019, the Company engaged Michael T. Struder CPA P.C. (“MS”) to be the Company’s independent registered accounting firm, as GT formally resigned on that date.

The decision to appoint MS was unanimously approved by our audit committee. The change was not made due to any disagreements with GT. GT did not prepare any audit reports on our consolidated financial statements for the fiscal years ended December 31, 2016 and 2017.

During the fiscal years ended December 31, 2016 and 2017 and the subsequent interim period from December 7, 2018 through April 8, 2019, there were no (i) disagreements between us and GT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

We provided a copy of the above statements to GT and requested that GT furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from GT addressed to the SEC, dated May 13, 2019, is filed as Exhibit 15.5.

During each of the fiscal years ended December 31, 2016 and 2017, and the subsequent period prior to our engagement of MS, neither we nor anyone on our behalf consulted MS regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with GT or a reportable event.

During each of the fiscal years ended December 31, 2016 and 2017 and the subsequent period prior to our engagement of MS, we have not obtained any written report or oral advice that MS concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

(c) On July 12, 2019, the Company engaged Marcum Bernstein Pinchuk LLP (“MarcumBP”) as the Company’s independent registered public accounting firm, as MS formally resigned.

The decision to appoint MarcumBP was unanimously approved by our audit committee. The change was not made due to any disagreements with MS. MS did not prepare any audit reports on our consolidated financial statements for the fiscal years ended December 31, 2016 and 2017.

 During the fiscal years ended December 31, 2016 and 2017 and the subsequent period prior to our engagement of MarcumBP, there were no (i) disagreements between us and MarcumBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F

During each of the fiscal years ended December 31, 2016 and 2017 and the subsequent period prior to our engagement of MarcumBP, we have not obtained any written report or oral advice that MS concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

Item 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law and our memorandum and articles of association.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ChinaCache International Holdings Limited are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-169288))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
2.3	Deposit Agreement dated September 30, 2010, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-172962))

3.1	Certificate of Designation for the Company’s Series A Junior Participating Preferred Shares, dated May 9, 2018 (incorporated herein by reference to Exhibit 3.1 to the Form 6-K filed on May 10, 2018 (File No. 001-34873))

4.1	Third Amended and Restated Investors’ Rights Agreement dated August 13, 2010, among the Registrant, Series A, B and C investors, and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.2	2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.3	2008 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.4	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.5	2011 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.6	Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.7	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.8	English translation of Loan Agreement dated September 23, 2005, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.9	English translation of Supplementary Agreement to Loan Agreement dated May 10, 2010, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.10	Loan Agreements dated January 20, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)

4.11	English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.12	English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333169288))

4.13	English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.14	English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.15	English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.16	English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.17	English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.18	English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.19	Exclusive Option Agreements dated January 20, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)

4.20	English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.21	English translation of Supplementary Agreements to Loan Agreements dated May 10, 2010, among the Registrant, ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.22	English translation of Supplementary Agreements to Loan Agreements dated December 3, 2012, between ChinaCache Beijing and the two shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.23	English translation of Loan Assignment Agreement dated July 1, 2013, between Xinxin Zheng and Lei Wang (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.24	English translation of the Share Pledge Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.25	English translation of the Share Pledge Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.26	English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.27	English translation of the Power of Attorney dated July 1, 2013 by Lei Wang (incorporated by reference to Exhibit 4.30 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.28	English translation of the Exclusive Option Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.29	English translation of the Exclusive Option Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.32 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.30	English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F1, as amended (File No. 333-169288))

4.31	English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.32	Written Confirmation Concerning Extension of Term of Certain Agreements, dated September 20, 2010 (incorporated by reference to Exhibit 4.37 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.33	Securities Purchase Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.34	Registration Rights Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.35	Form of Share Repurchase Agreements, dated February 28, 2014, by and among the Registrant and the investors as listed at the end of the form and material terms of each Share Repurchase Agreement (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.36	English summary of Cooperation Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Federation of Supply and Marketing Cooperatives (incorporated by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.37	English summary of Lease Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Blue I.T. Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.38	English summary of Framework Agreement for the Transfer of the Equipment Building and Memorandum dated April 10, 2014, and Payment Agreement No. 1 and Payment Agreement No. 2, dated April 11, 2014 and January 26, 2015, respectively, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd. (incorporated by reference to Exhibit 4.36 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.39	Loan Agreements dated December 19, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.39 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.40	Exclusive Option Agreements dated December 19, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.40 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.41	Supplemental Agreements to the Share Pledge Agreements dated December 19, 2016, among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated by reference to Exhibit 4.41 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.42	English translation of Share Transfer Agreement dated March 5, 2017, among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited and Xin Run. (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.43	Powers of Attorney dated December 19, 2016, by the shareholders of Beijing Blue I.T. (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.44	English translation of the Comprehensive Facility Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.45	English translation of the Fixed Asset Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.45 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

Exhibit Number	Description of Document
4.46	English translation of the Contract for Mortgage of Maximum Amount dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.46 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.47	English translation of the Working Capital Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.47 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.48	English translation of the Contract for Guarantee of Maximum Amount in favor of ChinaCache Xin Run Technology (Beijing) Co., Ltd. dated October 30, 2017, by and between Song Wang and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.48 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.49	English translation of the Termination Agreement, dated March 23, 2018, by and among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited, Song Wang, Jean Xiaohong Kou and Xin Run (incorporated by reference to Exhibit 4.49 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.50	English summary of Framework Agreement for the Transfer of 100% Equity Interest in Beijing Shuoge Technology Co., Ltd., dated December 29, 2017, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd. (incorporated by reference to Exhibit 4.50 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.51	English translation of the Loan Contract dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.51 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.52	English translation of the Pledge Agreement dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.52 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.53	English translation of the Guarantee Agreement dated December 21, 2017, by and among Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch, Song Wang and Jean Xiaohong Kou (incorporated by reference to Exhibit 4.53 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.54	English translation of the Property Supervision Agreement dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.54 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.55	Rights Agreement, dated as of May 9, 2018, between ChinaCache International Holdings Ltd. and American Stock Transfer & Trust Company, LLC, which includes the form of Rights Certificate as Exhibit A, the form of Summary of Rights as Exhibit B and the form of Certificate of Designation as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed on May 10, 2018 (File No. 001-34873))

4.56*	English translation of the Agreement on Transfer of 100% Equity Interests in Beijing Shuoge Technology Co., Ltd., dated April 3, 2019, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and People.cn Co., Ltd.

4.57*	English translation of the Debt Acknowledgement and Repayment Schedule Agreement, dated April 3, 2019, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and People.cn Co., Ltd.

4.58*	English translation of the Mortgage Contract, dated April 3, 2019, among ChinaCache Xin Run Technology (Beijing) Co., Ltd., People.cn Co., Ltd., and Beijing Blue I.T. Technology Co., Ltd.

8.1	List of Subsidiaries and Consolidated Affiliated Entities (incorporated by reference to Exhibit 8.1 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

11.1	Amended and Restated Code of Business Conduct and Ethics, adopted on November 4, 2016 (incorporated by reference to Exhibit 11.1 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Marcum Bernstein & Pinchuk LLP

15.4*	Letter dated as of November 29, 2019 from Marcum Bernstein & Pinchuk LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ChinaCache International Holdings Ltd.

	By:	/s/ Bin Liu
Name: Bin Liu
Title: Acting Chief Executive Officer

Date: November 29, 2019

  CHINACACHE INTERNATIONAL HOLDINGS LTD.

  CONSOLIDATED FINANCIAL STATEMENTS

  For the years ended December 31, 2016, 2017 and 2018

CHINACACHE INTERNATIONAL HOLDINGS LTD.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ChinaCache International Holdings Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the "Company") as of December 31, 2017 and 2018, the related consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders' deficit for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

TThe accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and, has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Marcum Bernstein & Pinchuk LLP
We have served as the Company’s auditor since 2019.
Beijing, China

November 29, 2019

F-2

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	4	106,708	41,127	5,982
Restricted Cash	4		5,461	794
Accounts receivable (net of allowance for doubtful accounts of RMB81,301 and RMB82,366 (US$11,979) as of December 31, 2017 and 2018, respectively)	5	161,043	210,476	30,612
Prepaid expenses and other current assets	6	212,984	169,635	24,672
Amounts due from subsidiaries held for sale	10	2,025	2,698	392
Assets held for sale	10	581,731	581,350	84,554

Total current assets		1,064,491	1,010,747	147,006

Non-current assets:
Property and equipment, net	7	53,326	415,067	60,369
Intangible assets, net	8	165	143	21
Land use right, net	9	32,902	32,172	4,679
Cloud infrastructure construction in progress	11	416,352	289,280	42,074
Long term investments	12	30,148	30,148	4,385
Long term deposits and other non-current assets		8,651	68,312	9,935

Total non-current assets		541,544	835,122	121,463

TOTAL ASSETS		1,606,035	1,845,869	268,469

F-3

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICIT:
Current liabilities:
Accounts payable (including accounts payable of the VIEs without recourse to the Company of RMB353,133 and RMB316,963 (US$46,100) as of December 31, 2017 and 2018, respectively)		367,924	339,263	49,344
Accrued employee benefits (including accrued employee benefits of the VIEs without recourse to the Company of RMB32,783 and RMB24,898 (US$3,621) as of December 31, 2017 and 2018, respectively)		44,465	36,794	5,352
Accrued expenses and other current liabilities (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB29,728 and RMB38,915 (US$5,660) as of December 31, 2017 and 2018, respectively)	14	39,282	47,634	6,927
Other payables (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB15,547 and RMB15,072 (US$2,192) as of December 31, 2017 and 2018, respectively)	15	1,254,375	1,403,854	204,184
Income tax payable (including income taxes payable of the VIEs without recourse to the Company of RMB10,455 and RMB10,991 (US$1,599) as of December 31, 2017 and 2018, respectively)	21	78,337	85,025	12,366
Amounts due to related parties (including amounts due to related parties of the VIEs without recourse to the Company of nil and nil as of December 31, 2017 and 2018, respectively)	22	18	69	10
Short-term borrowings (including short-term borrowings of the VIEs without recourse to the Company of RMB9,960 and nil as of December 31, 2017 and 2018, respectively)	13	9,960	13,850	2,014
Current portion of long-term borrowings (including current portion of long-term borrowings of the VIEs without recourse to the Company of nil and nil as of December 31, 2017 and 2018, respectively)	13	32,642	58,355	8,487
Current portion of capital lease obligations (including current portion of capital lease obligations of the VIEs without recourse to the Company of RMB42,735 and RMB1,284 (US$187) as of December 31, 2017 and 2018, respectively)	17	42,735	20,299	2,952
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB13,000 and RMB1,696 (US$247) as of December 31, 2017 and 2018, respectively)	16	13,000	1,696	247
Amounts due to subsidiaries held for sale (including amount due to a subsidiary held for sale of the VIEs without recourse to the Company of RMB737 and RMB737 (US$107) as of December 31, 2017 and 2018, respectively)	10	737	737	107
Liabilities held for sale (including liabilities held for sale of the VIEs without recourse to the Company of nil and nil as of December 31, 2017 and 2018, respectively)	10	3,888	7,991	1,162

Total current liabilities		1,887,363	2,015, 567	293,152

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICT: (CONTINUED)
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the VIEs without recourse to the Company of nil and nil as of December 31, 2017 and 2018, respectively)	13	211,578	314,571	45,752
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the VIEs without recourse to the Company of RMB1,421 and nil as of December 31, 2017 and 2018, respectively)	17	1,421	41,359	6,015
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB6,580 and RMB14,350 (US$2,087) as of December 31, 2017 and 2018, respectively)	16	6,580	14,350	2,087

Total non-current liabilities		219,579	370,280	53,854

Total liabilities		2,106,942	2,385,847	347,006

Commitments and contingencies	26

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 426,267,345 and 429,404,977 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		338	338	49
Additional paid-in capital		1,573,341	1,579,153	229,678
Treasury stock		-	(18,033)	(2,623)
Statutory reserves		1,326	1,326	193
Accumulated deficit		(2,076,151)	(2,100,569)	(305,515)
Accumulated other comprehensive income	19	2,559	1,522	221

Total ChinaCache International Holdings Ltd. shareholders’ deficit		(498,587)	(536,263)	(77,997)
Noncontrolling interest		(2,320)	(3,715)	(540)

Total shareholder’s deficit		(500,907)	(539,978)	(78,537)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		1,606,035	1,845,869	268,469

The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

		For the years ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$
Net revenues		1,054,235	852,568	922,591	134,185

Cost of revenues		(1,077,810)	(781,822)	(666,162)	(96,889)

Gross (loss) /profit		(23,575)	70,746	256,429	37,296

Other operating loss		(19,044)	(19,483)	(27,352)	(3,978)
Sales and marketing expenses		(93,603)	(61,770)	(36,428)	(5,298)
General and administrative expenses		(256,007)	(142,721)	(128,331)	(18,665)
Provision for doubtful accounts		(9,010)	(17,514)	(1,050)	(153)
Research and development expenses		(104,018)	(81,748)	(68,412)	(9,950)
Impairment of long-lived assets	7,8	(399,094)	(21,757)	-	-
Impairment of long-term investments	12	(18,240)	(3,690)	-	-

Operating loss		(922,591)	(277,937)	(5,144)	(748)

Interest income		4,669	1,430	354	52
Interest expense		(11,647)	(18,665)	(33,543)	(4,879)
Other income/(loss)		5,336	(5,303)	8,331	1,212
Foreign exchange gain/(loss)		14,209	(11,043)	4,200	611

Loss before income taxes		(910,024)	(311,518)	(25,802)	(3,752)

Income tax expense	21	(4,229)	(59,648)	(11)	(2)

Net loss		(914,253)	(371,166)	(25,813)	(3,754)

Less: net loss attributable to noncontrolling interest		(776)	(2,005)	(1,395)	(203)

Net loss attributable to the Company’s shareholders		(913,477)	(369,161)	(24,418)	(3,551)
Loss per share
Basic and Diluted	24	(2.24)	(0.87)	(0.06)	(0.01)
Shares used in loss per share computations:
Basic and Diluted	24	408,189,722	425,589,746	426,809,567	426,809,567

ChinaCache International Holdings Ltd.

Consolidated statements of COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of RMB and US$ except for number of shares and per share data)

		For the years ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$
Foreign currency translation		(293)	2,748	(1,037)	(151)
Unrealized holding gain (loss) on available-for-sale investments	19	659	(4,195)	-	-
Amounts reclassified from accumulated other comprehensive income	19	(3,552)	3,290	-	-
Total other comprehensive (loss)/income net of tax		(3,186)	1,843	(1,037)	(151)
Comprehensive loss		(917,439)	(369,323)	(26,850)	(3,905)
Less: comprehensive loss attributable to noncontrolling interest		(776)	(2,005)	(1,395)	(203)
Comprehensive loss attributable to the Company’s shareholders		(916,663)	(367,318)	(25,455)	(3,702)

The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(914,253)	(371,166)	(25,813)	(3,754)
Depreciation of property and equipment	155,225	9,145	12,017	1,748
Amortization of intangible assets and land use right	3,869	2,371	791	115
Allowance for doubtful accounts	9,010	17,514	1,050	153
Impairment of long-lived assets	399,094	21,757	-	-
Impairment of long- term investments	18,240	3,690	-	-
Loss/(gain) from disposal of property and equipment	2,028	(559)	1,509	219
Deferred tax expense	3,125	30,220	-	-
Interest expense adjustment	1,380	4,289	4,718	686
Foreign exchange (gain)/loss	(14,151)	11,018	(4,200)	(611)
Gain from sale of short-term investments	(3,552)	-	-	-
Share-based compensation	85,025	10,936	4,157	605
Amortization of other non-current asset	-	-	15,217	2,213
Amortization of deferred government grant	(12,041)	(4,627)	(3,535)	(514)

Changes in operating assets and liabilities:
Accounts receivable	41,840	14,025	(50,498)	(7,345)
Prepaid expense and other current assets	(1,095)	(26,547)	(13,223)	(1,923)
Long term deposits and other non-current assets	(1,221)	58,274	14,413	2,096
Accounts payable	101,392	60,938	(28,661)	(4,169)
Accrued employee benefits	1,085	(2,046)	(7,671)	(1,116)
Accrued expenses and other payables	(73,174)	61,443	31,331	4,558
Income tax payable	(456)	286	6,688	973
Amounts due to related parties	-	-	51	7
Deferred government grant	(11,450)	-	-	-

Net cash used in operating activities	(187,180)	(99,039)	(41,659)	(6,059)

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows (Continued)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(59,234)	(15,236)	(39)	(6)
Cash paid for long term investment (Note 12)	(2,242)	(362)	-	-
Cash receipts from sales of short-term investments	80,380	-	-	-
Cash paid for cloud infrastructure construction in progress (Note 11)	(222,292)	(73,697)	(161,072)	(23,427)
Proceeds from disposal of property and equipment	998	-	300	44

Net cash used in investing activities	(202,390)	(89,295)	(160,811)	(23,389)

Cash flows from financing activities:

Proceeds from bank borrowings (Note 13)	29,311	411,745	203,450	29,591
Borrowing cost	-	(4,900)	(7,599)	(1,105)
Repayment of bank borrowings	(7,680)	(183,151)	(72,771)	(10,584)
Proceeds from employee share options exercised	7,579	-	-	-
Payments of capital lease obligations	(74,453)	(74,687)	(46,484)	(6,761)
Proceeds from sales and lease back	-	-	64,000	9,308
Payments for repurchases of ordinary shares	(39,402)	-	-	-

Net cash (used in) / provided by financing activities	(84,645)	149,007	140,596	20,449

Net decrease in cash and cash equivalents	(474,215)	(39,327)	(61,874)	(8,999)
Cash and cash equivalents at beginning of the year	616,218	156,620	106,709	15,520
Effect of foreign exchange rate changes on cash	14,617	(10,584)	1,754	255
Cash, cash equivalents and restricted cash at end of the year	156,620	106,709	46,589	6,776

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows (Continued)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Interest paid	(10,267)	(16,416)	-	-
Interest received	4,669	1,430	354	52

Supplemental disclosures of non-cash activities:
Acquisition of property and equipment included in accrued expenses and other payables	(16,397)	(257,375)	(393,287)	(57,201)
Acquisition of property and equipment through capital leases	59,234	65,824	-	-
Share settlement of individual income tax on exercise of options			18,033	2,623

The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of CHANGES IN shareholders’ EQUITY/(DEficit)

(Amounts in thousands of RMB and US dollars US$ except for number of shares)

	Attributable to ChinaCache
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Noncontrolling interests	Total shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2016	400,069,875	310	1,473,468	(94,275)	1,326	(663,506)	3,902	461	721,686

Net loss	-	-	-	-	-	(913,477)	-	(776)	(914,253)
Other comprehensive loss
- Foreign currency translation adjustment	-	-	-	-	-	-	(293)	-	(293)
- Unrealized holding gain on available-for-sale investment	-	-	-	-	-	-	659	-	659
- Amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	(3,552)	-	(3,552)
Share-based compensation	-	-	85,025	-	-	-	-	-	85,025
Repurchase of shares	(13,730,656)	-	-	(39,402)	-	-	-	-	(39,402)
Exercise of employee stock options	1,325,241	1	3,938	4,122	-	(452)	-	-	7,609
Restricted shares vested	33,762,181	23	(23)	105,024	-	(105,024)	-	-	-
Shares issued to depository bank	23,000,000	-	-	-	-	-	-	-	-
Settlement of share options exercised and restricted shares vested with shares held by depository bank	(35,087,422)	-	-	-	-	-	-	-	-

Balance at December 31, 2016	409,339,219	334	1,562,408	(24,531)	1,326	(1,682,459)	716	(315)	(142,521)

Net loss	-	-	-	-	-	(369,161)	-	(2,005)	(371,166)
Other comprehensive loss	-	-	-	-	-	-	-	-	-
- Foreign currency translation adjustment	-	-	-	-	-	-	2,748	-	2,748
- Unrealized holding gain on available-for-sale investment	-	-	-	-	-	-	(4,195)	-	(4,195)
- Amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	3,290	-	3,290
Share-based compensation	-	-	10,937	-	-	-	-	-	10,937
Restricted shares vested	20,555,835	4	(4)	24,531	-	(24,531)	-	-	-
Settlement of restricted shares vested with shares held by depository bank	(3,627,709)	-	-	-	-	-	-	-	-

Balance at December 31, 2017	426,267,345	338	1,573,341	-	1,326	(2,076,151)	2,559	(2,320)	(500,907)

Net loss	-	-	-	-	-	(24,418)	-	(1,395)	(25,813)
Other comprehensive income	-	-	-	-	-	-	-	-	-
- Foreign currency translation adjustment	-	-	-	-	-	-	(1,037)	-	(1,037)
Share-based compensation	-	-	4,157	-	-	-	-	-	4,157
Share settlement of individual income tax on exercise of options				(18,035)					(18,035)
Exercise of employee stock options	1,096,896	-	1,656	1	-	-	-	-	1,657
Restricted shares vested	2,040,736	-	(1)	1	-	-	-	-	-
Shares issued to depository bank	-	-	-	-	-	-	-	-	-
Settlement of restricted shares vested with shares held by depository bank		-	-	-	-	-	-	-	-

Balance at December 31, 2018	429,404,977	338	1,579,153	(18,033)	1,326	(2,100,569)	1,522	(3,715)	(539,978)

Balance at December 31, 2018 (US$)		49	229,678	(2,623)	193	(305,515)	221	(540)	(78,537)

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION

ChinaCache International Holdings Ltd. (the ‘‘Company’’) was incorporated under the laws of the Cayman Islands on June 29, 2005 and its principal activity is investment holding. The founders of the Company are Mr. Wang Song and his spouse Kou Xiaohong (the “Founders”).

The Company through its subsidiaries and variable interest entities (collectively “the Group”) noted below are principally engaged in the provision of content and application delivery total solutions in the People’s Republic of China (the “PRC”).

As of December 31, 2018, subsidiaries of the Company and variable interest entities (“VIEs”) where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%	Provision of technical consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%	Provision of content and application delivery services

JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%	Investment holding

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%	Provision of content and application delivery services

ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	99%**	Construction of cloud infrastructure

Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%	Investment holding

ChinaCache Ireland Limited (“ChinaCache IE”) ****	November 18, 2013	Ireland	100%	Provision of content and application delivery services

Beijing Shou Ming Technology Co., Ltd. (“Beijing Shou Ming”)	August 15, 2014	The PRC	99%**	Computer hardware, technology development

Beijing Shuo Ge Technology Co., Ltd. (“Beijing Shuo Ge”) ****	August 15, 2014	The PRC	99%**	Mechanical equipment lease

Beijing Zhao Du Technology Co., Ltd. (“Beijing Zhao Du”) ***	August 15, 2014	The PRC	99%**	Mechanical equipment lease

ChinaCache Networks (UK) Limited (“ChinaCache UK”)	March 10, 2016	England and Wales	100%	Provision of content and application delivery services

ChinaCache Assets LLC (“CCAL”)	August 10, 2016	United States of America	100%	Real estate management

VIEs

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT”) *	June 7, 1998	The PRC	-	Provision of content and application delivery services

Beijing Jingtian Technology Limited (“Beijing Jingtian”) *	September 1, 2005	The PRC	-	Provision of content and application delivery services

ChinaCache Shouming Technology (Beijing) Co., Ltd. (“ChinaCache Shouming”) *	June 6, 2018	The PRC		Technology Development

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION (CONTINUED)

*	The equity interest of Beijing Blue IT is held by the Founders, and Beijing Jingtian is held by two individual shareholders. The equity interest of ChinaCache Shouming is held by Tianjin Ding Sheng Zhi Da Technologies Co., Ltd ("Ding Sheng Zhi Da") and another individual shareholder. the Founders, Ding Sheng Zhi Da and the three individual shareholders are collectively referred as the "Nominee Shareholders".

**

On November 16, 2015, Xin Run received a capital injection of RMB1,292,000 (US$202,000) from Tianjin Shuishan Technology Co., Ltd, a PRC Company wholly owned by the Founders. As a result, the percentage of the Company’s equity ownership in Xin Run and Xin Run’s wholly-owned subsidiaries, is 99% as of December 31, 2017 and 2018.

***	In July 2017, Xin Run transferred all of its equity interests in Beijing Zhao Du to a buyer (Note 10). However, due to the disputes disclosed in Note 26, the transfer is not yet closed.

****	Subsequently in February 2019, ChinaCache IE, which has no material operation, was deregistered. In May 2019, Xin Run transferred its 100% equity interests in Beijing Shuo Ge to a buyer (Note 27).

Through the Company's subsidiaries in the PRC, the Company signed a series of contracts with certain VIEs, specifically Beijing Blue IT in September 2005, Beijing Jingtian in July 2008, and ChinaCache Shouming September 2018. The following is a summary of the various VIE agreements:

Exclusive option agreements

Pursuant to the exclusive option agreement amongst the Company and the Nominee Shareholders of Beijing Blue IT in September 2005, the Nominee Shareholders of Beijing Blue IT irrevocably granted the Company or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominee Shareholders in Beijing Blue IT, when and to the extent permitted under PRC law, at an amount equal to either a) the outstanding loan amount pursuant to the loan agreement owed by the Nominee Shareholders or b) the lowest permissible purchase price as set by PRC law. Such consideration, if in excess of the outstanding loan amount, when received by the Nominee Shareholders upon the exercise of the exclusive option is required to be remitted in full to the Company. Beijing Blue IT cannot declare any profit distributions or grant loans in any form without the prior written consent of the Company. The Nominee Shareholders of Beijing Blue IT must remit in full any funds received from Beijing Blue IT to the Company, in the event any distributions are made by the Beijing Blue IT pursuant to any written consents of the Company. Similar exclusive option agreements were signed by ChinaCache Beijing with Beijing Jingtian in July 2008, and by Xin Run with ChinaCache Shouming in September 2018.

All the afore-mentioned exclusive option agreements were valid for ten years, and can be renewed for an additional ten years at the sole discretion of the Company/ ChinaCache Beijing /Xin Run, and the times of such renewals are unlimited. The agreement amongst the Company and the Nominee Shareholders of Beijing Blue IT has been renewed and will expire on January 20, 2026. The agreement amongst the ChinaCache and the Nominee Shareholders of Beijing Jingtian has been renewed and will expire on January 15,2029. The agreement amongst the Xin Run and the Nominee Shareholders of ChinaCache Shouming will be expired on August 20, 2028.

Exclusive business cooperation agreements

Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing/Xin Run and the VIEs, ChinaCache Beijing/Xin Run is to provide exclusive business support, technical and consulting services including technical services, business consultations, access to intellectual property licenses, equipment or property leasing, marketing consultancy, system integration, product research and development and system maintenance in return for fees in an amount as determined and adjustable at the sole discretion of ChinaCache Beijing/Xin Run. The service fees charged to Beijing Blue IT are based on methods set forth in the technical support and service agreement and technical consultation and training agreement, as further discussed below, see "Exclusive technical support and service agreement/Exclusive technical consultation and training agreement/Equipment leasing agreement". The service fees charged to Beijing Jingtian/ ChinaCache Shouming is based on 100% of their net income respectively.

All the Exclusive business cooperation agreements were valid for ten years, and ChinaCache Beijing/Xin Run can at its sole discretion renew at a term of its choice through written confirmation. The agreement between ChinaCache Beijing and Beijing Blue IT has been renewed and will expire on September 23, 2025. The agreement amongst the ChinaCache and the Nominee Shareholders of Beijing Jingtian has been renewed and will expire on January 15, 2029. The agreement between Xin Run and ChinaCache Shouming was signed in September 2018, and will be expired on August 20, 2028.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

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

The original term of each of these three agreements was five years running from September 23, 2005, and each of the agreements was renewed in September 2010 for a five-year term which expired on September 23, 2015. In September 2015, each of such agreements was renewed for an additional five years to September 23, 2020. The term of the equipment leasing agreement can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

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

DECEMBER 31, 2016, 2017 AND 2018

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

Xin Run also provided a loan of RMB10,000,000 to the Nominee Shareholders of ChinaCache Shouming for their investment in the registered share capital. In addition, the Company, through Xin Run, agreed to provide unlimited financial support to ChinaCache Shouming for their operations and agree to forego the right to seek repayment in the event this VIE are unable to repay such funding. The loan agreement between Xin Run and the Nominee Shareholders of ChinaCache Shouming is valid for ten years and will expire on August 20, 2028. Such agreement can be extended upon mutual written consent of Xin Run and the Nominee Shareholders of ChinaCache Shouming.

Power of attorney agreements

The Nominee Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs to ChinaCache Beijing/Xin Run, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association. This agreement remains continuously valid, as long as the Nominee Shareholders continue to be the shareholders of the VIEs.

Subsequently, ChinaCache Beijing/Xin Run assigned the power of attorney agreement to ChinaCache Beijing/Xin Run’s shareholders or a party designated by ChinaCache Beijing and Xin Run’s shareholders, to whom it granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association.

Share pledge agreements

Pursuant to the share pledge agreement between ChinaCache Beijing/Xin Run, and the Nominee Shareholders of VIEs, the Nominee Shareholders have pledged all their equity interests in the VIEs to guarantee the performance of the VIEs’ obligations under the Service Agreements.

If the VIEs breach their respective contractual obligations under the business cooperation agreements, ChinaCache Beijing and/or Xin Run, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The Nominee Shareholders of VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in the VIEs without the prior written consent of ChinaCache Beijing/Xin Run. This agreement is continuously valid until all payments due under the above VIE agreements have been fulfilled by the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable power of attorney agreements, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, the Company, either directly or through ChinaCache Beijing and/or Xin Run, obtained effective control over the VIEs through the ability to exercise all the rights of the VIEs’ shareholders pursuant to the share pledge agreements and the exclusive option agreements. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses directly through the loan agreements. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through ChinaCache Beijing and/or Xin Run using the Service Agreements. Thus, the Company is the primary beneficiary of the VIEs and consolidates the VIEs under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

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

DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION (CONTINUED)

Unrecognized revenue-producing assets held by the VIEs mainly include licenses, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit, and trademarks, patents, copy rights and the domain names. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. Recognized revenue-producing assets held by the VIEs include core technology, trademarks and domain names. Unrecognized revenue-producing assets, including customer lists for provision of content and application delivery total solutions, as well as trademarks, are held by ChinaCache Beijing and/or Xin Run.

The following tables represent the financial information of the consolidated VIEs as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 before eliminating the intercompany balances and transactions between the VIEs and other entities within the Group:

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	27,113	14,557	2,117
Restricted cash	-	3,169	461
Accounts receivable (net of allowance for doubtful accounts of RMB80,612 and RMB80,484 (US$11,706) as of December 31, 2017 and 2018, respectively)	76,359	72,844	10,595
Prepaid expenses and other current assets	45,007	12,711	1,849
Amounts due from inter-companies(1)	185,801	9,572	1,392

Total current assets	334,280	112,853	16,414

Non-current assets:
Property and equipment, net	-	2,291	333
Intangible assets, net	-	35	5
Long term investments	10,103	10,103	1,469
Long term deposits and other non-current assets	7,345	4,711	686

Total non-current assets	17,448	17,140	2,493

TOTAL ASSETS	351,728	129,993	18,907

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION (CONTINUED)

	As of December 31,
	2017	2018
	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Short-term borrowings	9,960	-	-
Accounts payable	353,133	316,963	46,100
Accrued employee benefits	32,783	24,898	3,621
Accrued expenses and other current liabilities	29,728	38,915	5,660
Other payables	15,547	15,072	2,192
Income tax payable	10,455	10,991	1,599
Amounts due to inter-companies(1)	499,375	263,551	38,332
Amounts due to subsidiaries held for sale (2)	737	737	107
Current portion of capital lease obligations	42,735	1,284	187
Deferred government grant	13,000	1,696	247

Total current liabilities	1,007,453	674,107	98,045

Non-current liabilities:
Non-current portion of capital lease obligations	1,421	-	-
Deferred government grant	6,581	14,350	2,087

Total non-current liabilities	8,002	14,350	2,087

Total liabilities	1,015,455	688,457	100,132

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Group.

(2)	Information with respect to subsidiaries held for sale is discussed in Note 10.

	For the Years Ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues
-Third party customers	658,475	479,012	344,108	50,048
-Inter-companies	321,161	342,035	499,017	72,579
Net (loss)/profit	(627,544)	(88,547)	105,324	15,319

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S GAAP”).

(b)	Going concern

The Group experienced net loss of approximately RMB914,253,000, RMB371,166,000 and RMB25,813,000 (US$ 3,754,000) for the years ended December 31, 2016, 2017 and 2018, respectively, negative cash flows from operations of approximately RMB99,039,000 and RMB41,659,000(US$ 6,059,000) for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, the Group had net current liabilities of approximately RMB1,004,820,000 (US$ 146,146,000). These conditions raised substantial doubt about the Group's ability to continue as a going concern.

When preparing the consolidated financial statements as of December 31, 2018 and for the year then ended, the Group ’s management concluded that a going concern basis of preparation was appropriate after analyzing the cash flow forecast for the next twelve months through November 2020. In preparing the cash flow analysis, management took into account of a) the advance of RMB80,000,000 (US$11,636,000) to be received from a third party buyer for selling certain cloud infrastructure buildings under construction and later another RMB1,150,000,000 (US$167,261,000) could be received for the completeness of the whole deal, and b) improvement in the net cash inflow from the CDN operations as the Group plans to locate more new customers from 2020 and control its operating costs and negotiate with vendors for more favorable payment terms.

If the Group fails to achieve these goals, the Group may need additional financing to execute its business plan. If additional financing is required, the Group cannot predict whether this additional financing will be in the form of equity, debt, or another form, and the Group may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, prospects, financial condition and results of operations.

Management prepared the consolidated financial statements assuming the Group will continue as a going concern. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Group is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on the financial statements.

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

The preparation of the consolidated financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, impairment of long-term investments, long-lived assets and intangible assets, allowance for doubtful accounts, accounting for deferred income taxes, and accounting for share-based compensation arrangements. The valuation of and accounting for the Group’s financial instruments also require significant estimates and judgments provided by management. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

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

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8755 on December 31, 2018 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Restricted cash relates to special deposit accounts required by the Education Commission for the purpose of preventing abusive use of tuition and fees of educational and training institutions, and cash frozen by a court order during the ongoing legal proceedings.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Property and equipment

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

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The amounts of interest that would be capitalized were immaterial during the years ended December 31, 2016, 2017 and 2018.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Land use right

The land use right represents the amounts paid and relevant costs incurred for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use right agreement.

(l)	Intangible assets

Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Purchased software	5 years

(m)	Long-lived assets (disposal groups) to be disposed of by sale

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

If circumstances arise that previously were considered unlikely and, as a result, an entity decides not to sell a long-lived asset or disposal group previously classified as held for sale, the asset or disposal group would be reclassified as held and used. The Group measures long-lived assets that are reclassified on an individually basis at the lower of the following:

a.	Its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation or amortization expense that would have been recognized had the asset or disposal group been continuously classified as held and used; and

b.	Its fair value at the date of the subsequent decision not to sell.

A disposal group qualifies as discontinued operation if it is a component of the Group that either has been disposed of, or is classified as held for sale, and the disposal represents a strategic shift that has (or will have) a major effect on the Group’s operations and financial results.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. For long-lived assets held for sale, assets are written down to fair value less cost to sell. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. Impairment charge of RMB399,094,000, RMB21,757,000 and nil was recognized from properties and equipment and intangible assets for the years ended December 31, 2016, 2017 and 2018, respectively.

(o)	Investments

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ deficit. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive loss except for other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investments for the years ended December 31, 2016, 2017 and 2018 were nil, RMB 3,290,000 and nil, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Investments (continued)

Investment in limited partnerships

Where consolidation is not appropriate, the Group applies the equity method of accounting that is consistent with ASC 323 “Investments - Equity Method and Joint Ventures” to limited partnerships in which the Group holds either (a) a five percent or greater interest or (b) less than a five percent interest when the Group has more than virtually no influence over the operating or financial policies of the limited partnership. The Group considers certain qualitative factors in assessing whether it has more than virtually no influence for partnership interests of less than five percent. For investments other than those described in (a) and (b) above, the Group applies the cost method of accounting.

Cost method investment

Prior to adopting ASC Topic 321 (“ASC 321”), Investments – Equity Securities, on January 1, 2018, the Group carries at cost its investments in investees that do not have readily determinable values or investments and over which the Group does not have significant influence, in accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments. The Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment.

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2016, 2017 and 2018 were RMB18,240,000, RMB400,000 and nil, respectively.

The Group adopted ASC 321 on January 1, 2018 and the cumulative effect of adopting the new standard on opening accumulated deficit is nil. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date.  If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses and other current assets, short-term investments, short term borrowings, accounts payables, accrued expenses, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term borrowings approximates its fair value since it bears interest rate which approximates market interest rates. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

(q)	Revenue recognition

The Group provides a portfolio of content and application delivery total solutions within its one class of services, such as, web page content services; file transfer services; rich media streaming services; guaranteed application delivery; managed internet data services; cloud services; content bridging services; mobile internet solution; and value-added services to its customers that in turn improve the performance, reliability and scalability of their internet services and applications.

On January 1, 2018, the Group adopted ASU No. 2014-09, Revenue from Contracts with Customers, (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the service, has discretion in establish pricing and controls the promised service before transferring that service to customers. Otherwise, the Company records revenue at the net amounts as commissions.

The Group generates revenue from CDN, IDC and IX services under ASC Topic 606:

CDN Services

CDN is a content distribution network built on the network. Relying on the edge servers deployed in various regions, through load balancing, content distribution, scheduling and other functional modules of the central platform, CDN enables users to obtain the required content nearby, reduces network congestion, and improves user access response speed and hit rate. For revenue stream of CDN, the promised service is to provide CDN service to the customer, which is qualified as a single distinct performance obligation. The contract price is fixed when entered into by the both parties. CDN services are typically provided to customers over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. The Group is a principal and records revenue for CDN service on a gross basis.

IDC Services

IDC services provide cabinet rental and bandwidth service to customer. The Company provides two promised services, cabinet rental and bandwidth service. According to 606-10-25-19, though the service is capable of being distinct as the customer can benefit from the good or service on its own, which is evidenced by the fact that these two services are capable of being separated by its nature. However, the promise to transfer service is not distinct within the context of the contract and the goal of IDC is to combine traditional internet data center and content delivery. The reason why the customers renting the Company’s cabinet is not only to benefit from the Company’s physical hosting location and maintenance service, but also to enjoy the bandwidth service provided by the Company. It is cost efficient to consume the Company’s bandwidth service rather than to connect directly to bandwidth service provider such as China Unioncom or China Mobile. Thus these two promise service within the contract of IDC service-cabinet rental and bandwidth service are not distinct and shall be identified as one performance obligation. Typically IDC services are provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. The Group is a principal and records revenue for IDC service on a gross basis.

IX Services

IX Services allow networks to interconnect directly, via the exchange, rather than through one or more third-party networks. The primary advantages of direct interconnection are cost, latency, and bandwidth. Same as IDC, there are two promised service within the contract, one is to provide a port usage and the other is to provide bandwidth. However, the service is not distinct within context of the contract as the services provided is highly integrated. Thus only one performance obligation is indentified for IX revenue stream. The contract price is fixed when entered into by the both parties. IX services are provided to customers over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. The Group is a principal and records revenue for IX service on a gross basis.

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

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by revenue stream and by timing of revenue recognition for the years ended December 31, 2016, 2017 and 2018:

	For the Years Ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000
CDN Services	927,903	669,938	709,498	103,192
IDC Services	85,314	149,316	185,973	27,049
IX Services	41,018	33,314	27,120	3,944
Total	1,054,235	852,568	922,591	134,185

The following table provides information about accounts receivables and contract liabilities from contracts with customers:

	Years as of December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Accounts receivables	161,043	210,476	30,612
Advance from customers	10,361	18,598	2,705

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Cost of revenues

Cost of revenue consists primarily of depreciation of the Group’s long-lived assets, amortization of acquired intangible assets, maintenance, purchase of bandwidth and other overhead expenses directly attributable to the provision of content and application delivery total solutions.

All the services provided by the Group in the PRC, including VIEs are subject to VAT. Such VAT (to the extent that is non-deductible) and other surcharges are accrued and charged to cost of revenues as the related exclusive business support, technical and consulting services are rendered.

(r)	Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales and marketing expenses, amounted to approximately RMB233,018, RMB 200,000 and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

(s)	Research and development costs

Research and development costs consist primarily of payroll and related personnel costs for minor routine upgrades and related enhancements to the Group’s services and network. Costs incurred in the development of the Group’s services are expensed as incurred. To date, the amount of costs qualifying for capitalization has been insignificant.

(t)	Government grant

Government grant are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grant is determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grant in the future. Government grant are recognized when it is probable that the Group will comply with the conditions attached to them, and the grant are received. When the grant relates to an expense item, it is recognized as deferred government grant and released to the consolidated statements of comprehensive loss over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as other operating income. Where the grant relates to an asset, it is recognized as deferred government grant and released to the consolidated statements of comprehensive loss in equal amounts over the expected useful life of the related asset, when operational, as other operating income.

Government grant received by the Group also consist of unrestricted grant which are received on an unsolicited and unconditional basis to support the growth of the Group and do not relate to the Group 's operating activities. Unrestricted grant is classified as non-operating income and recorded in other income on the consolidated statements of comprehensive loss upon receipt.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any leases whereby it is the lessor for any of the periods presented. The Group leases equipment under capital lease agreements. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A lease involving integral equipment is a capital lease only if condition (a) or (b) exists. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Group leases office space under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. The excess of rent expense and rent paid, as the case may be for respective leases, is recorded as deferred rental included in the prepaid expenses and other current assets in the consolidated balance sheets.

(v)	Income taxes

The Group follows the liability method in accounting for income taxes in accordance to ASC topic 740 “Taxation” (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Group adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “interest expense” and “other expenses,” respectively, in the consolidated statements of comprehensive loss.

(w)	Share-based compensation

Share options and restricted share units award granted to employees are accounted for under ASC 718 “Compensation – Stock Compensation”. In accordance with ASC 718, the Company determines whether share options or restricted share units award should be classified and accounted for as liability or equity award. All grants of share options and restricted share units award to employees classified as equity award are recognized in the financial statements over their requisite service periods based on their grant date fair values.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

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

On January 1, 2018, the Company adopted ASU 2017-09“Compensation – Stock Compensation: Scope of Modification Accounting”, which provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in ASC 718 to a change to the terms or conditions of a share-based payment award. The adoption of ASU 2017-09 did not have a material impact on the Company’s consolidated financial statements.

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

Comprehensive loss is defined as the decrease in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income of the Group includes foreign currency translation adjustments related to ChinaCache US, CCAL, ChinaCache HK and ChinaCache IE, and ChinaCache UK whose functional currency are US$, US$, HK$, EUR and GBP respectively, and the change in fair value of available-for-sale investments (Note 12) and their corresponding deferred tax impact, if any.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Segment reporting

The Group follows ASC 280, “Segment Reporting.” The Group’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment through the provision of a single class of global services for accelerating and improving the delivery of content and applications over the Internet. As the Group’s long-lived assets are substantially all located in the PRC, revenues are derived from each subsidiary and most of the services are provided in PRC, no geographical segments are presented.

(aa)	Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB53,669,000, RMB44,416,000 and RMB29,288,000 (US$4,260,000) for the years ended December 31, 2016, 2017 and 2018, respectively.

(bb)	Share repurchase program

Pursuant to Board of Directors' resolutions on December 18, 2014 ("2014 Share Repurchase Plan"), August 24, 2015 ("August 2015 Share Repurchase Plan") and December 28, 2015 ("December 2015 Share Repurchase Plan"), the Company's management is authorized to repurchase up to US$10 million, US$6 million and US$5 million of the Company's ADSs (each ADSs represent 16 ordinary shares), respectively. Each of the share repurchase plan is effective for 12 months.

During the year ended December 31, 2016, the Company had repurchased 166,802 ADSs amounting to US$1,185,000 (equivalent to RMB7,659,000) and 691,364 ADSs amounting to US$4,912,000 (equivalent to RMB31,743,000) under the August 2015 Share Repurchase Plan and the December 2015 Share Repurchase Plan, respectively. As of December 31, 2016, all the aforementioned repurchase plans have been completed. During the year ended December 31, 2017 and 2018, there were nil and nil shares were repurchased, respectively.

The Group accounted for those shares repurchase as treasury stock at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), “Treasury Stock”, and is shown separately in the shareholders’ deficit as the Group has not yet decided on the ultimate disposition of those ADSs acquired. When the Group uses the treasury stock to settle the exercise of share options and restricted share units vested, the difference between the proceeds received upon settlement and the repurchase price is debited into accumulated deficit. When the Group decides to retire the treasury stock, the difference between the par value and the repurchase price is debited into accumulated deficit.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)	Recent accounting pronouncement

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), which requires a lessee to recognize a lease liability and a right-of-use asset for all leases with lease terms of more than 12 months. This guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those years, and early adoption is permitted. In January 2018, the FASB issued ASU No. 2018-01, Leases: Land Easement Practical Expedient, (“ASU 2018-01”), which provides an optional transition practical expedient for land easements. The effective date of the transition requirements for the amendment is the same as the effective date and transition requirements in ASU 2016-02. Subsequently, the FASB issued ASU No. 2018-10 Codification Improvements to Topic 842, Leases, (“ASU 2018-10”), which clarifies certain aspects of the guidance issued in ASU 2016-02; and ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, (“ASU 2018-11”), which provides an additional transition method and a practical expedient for separating components of a contract for lessors. ASU 2016-02 modifies existing guidance for off balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842. ASU 2018-11, ASU 2018-10, and ASU 2016-02 (collectively, “the new lease standards”) are effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. These new lease standards become effective for the Group on January 1, 2019. The Group will adopt this standard effective January 1, 2019 using the modified retrospective method, and chose to apply the new standard as of the effective date and will not restate comparable period. Consequently, all of the Group’s operating lease commitments were recognized as lease liabilities, with corresponding right-of-use assets, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases. The Group will elect the package of practical expedients permitted under the transition guidance within the new standard, which permits the Group not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Group’s operating leases mainly related to offices and data center space will be subject to ASU 2016-02 and right-of-use assets and lease liabilities will be recognized on the Group’s consolidated balance sheet. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Group’s balance sheet for operating leases. The Group does not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standards.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)	Recent accounting pronouncement (continued)

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07 (“ASU 2018-07”), Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The update was issued as part of the FASB simplification initiative and requires an entity to apply the requirements of Topic 718 to nonemployee awards, with certain exceptions, which were previously accounted under Topic 505. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Group will evaluate any future grants to non-employees under the updated guidance once effective. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)	Recent accounting pronouncement (continued)

In August 2018, the FASB issued ASU No. 2018-13 (“ASU 2018-13”), Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in the issued update remove, modify and add disclosure requirements on fair value measurements in Topic 820 Fair Value Measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Certain amendments in the update should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented. Early adoption is permitted upon issuance of this update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this update and delay adoption of the additional disclosures until their effective date. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17 (“ASU 2018-17”), Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The updated guidance requires entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety when determining whether a decision-making fee is a variable interest. The amendments in this update are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. These amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Group’s consolidated results of operations or financial position.

(dd)	Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

3.	Concentration of risk

(a)	Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, available-for-sale investments and amounts due from related parties. As of December 31, 2017 and 2018, RMB91,588,000 and RMB32,097,000 (US$4,668,000), respectively, were deposited with major financial institutions located in the PRC, RMB2,129,000 and RMB8,811,000 (US$1,282,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB253,000 and nil, respectively were held in major financial institutions located in Europe, RMB3,078,000 and RMB2,076,000 (US$302,000), respectively, were deposited with major financial institutions located in the UK and RMB9,661,000 and RMB3,646,000 (US$530,000), respectively were held in major financial institutions in the United States of America. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b)	Business, supplier, customer, and economic risk

The Group participates in a relatively young and dynamic industry that is heavily reliant and also susceptible to complementary and/or competitive technological advancements. The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)	Business Risk - Third parties may develop technological or business model innovations that address content delivery requirements in a manner that is, or is perceived to be, equivalent or superior to the Group’s services. If competitors introduce new products or services that compete with, or surpass the quality, price or performance of the Group’s services, the Group may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Group to generate reasonable rates of return on its investment.

(ii)

Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Group’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network. There can be no assurance that the Group are adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Group has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Group requires may result in a reduction in, or interruption of, service to its customers. For the years ended on December 31, 2016, 2017 and 2018, 82%, 81% and 52% of bandwidth resources in term of costs were leased from the top five major PRC suppliers.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

3.	Concentration of risk (CONTINUED)

(b)	Business, supplier, customer, and economic risk (continued)

(iii)	Customer Risk - Revenue concentration on certain customers. The success of the Group’s business going forward will rely in part on Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. Although the Group has a diversified base of customers covering its one class of services, such as, web page content services; file transfer services; rich media streaming service; guaranteed application services; managed internet data services; cloud services; content bridging services; mobile internet solution; and value-added services, the Group does depend on a limited number of customers for a substantial portion of their revenue, and the loss of, or a significant shortfall in demand from, these customers could significantly harm the Group’s results of operations. Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years as of December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000
Customer A	346,764	317,260	503,676	73,257
Customer B	94,974	*	*	*
Customer C	*	118,970	*	*

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Customer A	73,442	122,504	17,817

*not greater than 10%

(iv)	Emerging or unproven business models of customers. Many of the Group’s existing and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for the Group’s services, and the Group’s growth and prospects may be materially and adversely affected.

(v)	Political, economic and social uncertainties. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

3.	Concentration of risk (CONTINUED)

(b)	Business, supplier, customer, and economic risk (continued)

(vi)

Regulatory restrictions. The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services. Accordingly, both the Company’s subsidiaries, ChinaCache Beijing and Xin Run are currently ineligible to apply for the required licenses for providing content and application delivery services in China. As a result, the Company operates its business in the PRC through its VIEs, which holds the licenses and permits required to provide content and application delivery services in the PRC. The PRC Government may also choose at any time to block access to the Company’s customers’ content which could also materially impact the Company’s ability to generate revenue.

(c)	Currency convertibility risk

Half of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(d)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation/(appreciation) of the RMB against US$ was approximately 7.2%, (6.3)% and 5.7% in the years ended December 31, 2016, 2017 and 2018, respectively. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets and investments denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

4.	CASH, Cash equivalents and restricted cash

Cash, cash equivalents and restricted cash consist of the following:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Cash and cash equivalents on the consolidated balance sheets	106,708	41,127	5,982

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Restricted cash	-	5,461	794

As of December 31, 2018, restricted cash represent the cash frozen by court order for the ongoing legal proceedings.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Accounts receivable	242,344	292,842	42,591
Less: allowance for doubtful accounts	(81,301)	(82,366)	(11,979)

	161,043	210,476	30,612

As of December 31, 2017 and 2018, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Balance, beginning of year	63,921	81,301	11,824
Additions for the current year	18,432	6,719	977
Recovery	(1,052)	(5,654)	(822)

Balance, end of year	81,301	82,366	11,979

The carrying amount of RMB12,989,000 accounts receivable was pledged by the Company to secure capital lease (Note 17) granted to the Group as of December 31, 2018.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

6.	Prepaid expenses and other current assets, NET

Prepaid expenses and other current assets consist of the following:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	4,029	9,491	1,380
Staff field advances	525	596	87
Capital lease deposits	29,224	1,684	245
Prepaid commission (ii)	99,700	99,700	14,501
Prepaid service fee	30,200	10,000	1,454
Other deposit and receivables(iii)	35,933	34,095	4,959
Prepaid income tax	13,534	14,220	2,068
Prepaid expense and other current assets	213,145	169,786	24,694
Provision of doubtful accounts	(161)	(151)	(22)
Prepaid expense and other current assets, net	212,984	169,635	24,672

i)	Prepaid expense for bandwidth and servers represents the unamortized portion of prepayments made to the Group’s telecom operators and certain technology companies, who provide the Group with access to bandwidth and network servers.

ii)	The balance represents the prepaid commission to an agent for the pending sales of certain cloud infrastructure that were held for sale (Note 10).

iii)	Other deposit and receivables represent deductible VAT, and other deposits for operation.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	1,905
Computer equipment	928,293	1,004,948	146,164
Furniture and fixtures	10,612	10,218	1,486
Leasehold improvements	18,769	18,782	2,732
Motor vehicles	10,157	9,842	1,431
Buildings	58,150	324,716	47,228
Freehold land	4,275	4,517	657

	1,043,356	1,386,123	201,603

Less: accumulated depreciation	(587,032)	(567,835)	(82,588)
Less: impairment	(402,998)	(403,221)	(58,646)

	53,326	415,067	60,369

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

7.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

For the years ended December 31, 2016, 2017 and 2018, depreciation expenses were RMB155,225,000, RMB9,145,000 and RMB12,017,000 (US$1,747,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	130,724	8,090	11,999	1,745
Sales and marketing expenses	138	4	-	-
General and administrative expenses	11,799	1,050	9	1
Research and development expenses	12,564	1	9	1

	155,225	9,145	12,017	1,747

The Group accounted for the leases of certain computer equipment and optical fibers as capital leases that transfer to the Group substantially all the benefits and risks incidental to the ownership of assets. The carrying amounts of the Group’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
At Cost:
Optical fibers	13,100	13,100	1,905
Computer equipment	228,489	292,489	42,541
	241,589	305,589	44,446

Less: accumulated depreciation	(75,427)	(75,644)	(11,002)
Less: impairment	(166,162)	(166,162)	(24,167)

	-	63,783	9,277

Depreciation of property and equipment held under capital leases were nil, nil and RMB217,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

The carrying amount of buildings mortgaged by the Group to secure borrowings (Note 13) and capital lease obligation (Note 17) granted to the Group as of December 31, 2017 and 2018 was nil and RMB298,232,000, respectively.

Subsequently, all the buildings were froze sealed up by the court due to the lawsuits by the end of November, 2019 (Note 27).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

8.	INTANGIBLE ASSETS

The Group’s intangible assets represents software purchased, the following table presents the movement of Group’s intangible assets from January 1, 2017 to December 31, 2018:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000

Purchased software, net - beginning	-	165	24
Addition	993	42	6
Reclassified from assets held for sale (Note 10)	4,258	-	-
Less: amortization	(1,216)	(64)	(9)
Less: impairment	(3,870)	-	-

	165	143	21

The Group recognized RMB11,728,000, RMB3,870,000 and nil impairment loss for the years ended December 31, 2016, 2017 and 2018, respectively.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization
	RMB’000	US$’000
For the years ending December 31,
2019	64	9
2020	59	9
2021	8	1
2022	8	1
2023	4	1

9.	LAND USE RIGHT

	December 31
	2017	2018
	RMB’000	RMB’000	US$’000
Land use right	34,057	34,057	4,953
Less: accumulated amortization	(1,155)	(1,885)	(274)
	32,902	32,172	4,679

In 2013, the Group paid RMB51,678,000 to acquire a land use right of approximately 39,000 square meters of land in Beijing Shunyi District, on which the Group developed a cloud infrastructure. According to the land use right contract, the Company has a 50-year use right over the land, which is used as the basis for amortization.

In December 2015, the land use right was reclassified and included in assets held for sale therefore no amortization was recognized since then. In December 2017, land use right, excluding land use right held by Beijing Shuo Ge and Beijing Zhao Du, was transferred out from the assets held for sale and re-designated as assets held for use (Note 10). The Group re-measured the amortization expense that would have been recognized had the land use right been continuously classified as held and used. Amortization expense for land use right for the years ended December 31, 2016, 2017 and 2018 was nil, RMB1,155,000 and RMB730,000 (US$106,000), respectively.

The carrying amount of land use right pledged by the Group to secure borrowings (Note 13) granted to the Group as of December 31, 2017 and 2018 was RMB32,902,000 and RMB32,172,000, respectively.

Subsequently, all the land use right (excluding land use right held by Beijing Shuo Ge and Beijing Zhao Du) were frozen sealed up by the court due to the lawsuits (Note 27) on August 1, 2019.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

10.	Assets held for sale / Liabilities held for sale

On November 27, 2015, the Group entered into definitive sale and purchase agreements to dispose of 60% equity interest in its subsidiary, Xin Run, to three parties, including a 38% interest to a group owned by the Founders (the “2015 Agreement”). Xin Run owns and operates ChinaCache's Atecsys Cloud Data Center ("Atecsys") and is expected to build China's first Internet Exchange. As a result, assets and liabilities subject to the purchase and sale agreements were classified as held for sale in the Company’s December 31, 2015 consolidated balance sheet.

On March 6, 2017, the Group entered into a new definitive agreement to sell 79% of its equity interest in Xin Run to a group of investors for RMB221 million in cash before fees and expenses, including 52.67% interest to two companies owned by the Founders (the “2017 Agreement”). The completion of the transaction was subject to customary closing conditions, including obtaining requisite governmental registration. The transaction was approved by the Board of Directors of the Company, acting upon the unanimous recommendation of its audit committee, consisting of independent and disinterested directors. The Group terminated the 2015 Agreement.

Assets and liabilities classified as held for sale are required to be recorded at the lower of carrying value or fair value less any costs to sell. As of December 31, 2015 and 2016, the carrying value of Xin Run’s net assets were less than fair value less costs to sell, and accordingly, no adjustment to the asset value was necessary. Xin Run did not meet the criteria to be classified as discontinued operations because it did not comprise a major component of the Group’s operations.

On December 28, 2017, the Board of Directors approved to terminate the 2017 Agreement. As a result, all of the assets and liabilities of Xin Run and its subsidiaries were reclassified as held and used as of December 31, 2017, with the exception of two subsidiaries under Xin Run, Beijing Shuo Ge and Beijing Zhao Du, which continued to qualify as assets held for sale under existing arrangements with buyers. On March 23, 2018, the Group finalized the termination agreement with relevant parties.

On December 30, 2014, Xin Run entered into a definitive sale and leaseback agreement with Beijing Federation of Supply and Marketing Cooperatives (“BFSMC”), according to which Xin Run should hand over to BFSMC two IDC buildings (5# and 6#) by September 2015 for a consideration of RMB 960 million through transferring the ownership of the two IDC buildings from Xin Run to Zhao Du, and selling all Zhao Du’s equity interests to BFSMC. On February 6, 2015, Xin Run entered into a supplementary agreement with BFSMC and one subsidiary of BFSMC, according to which the subsidiary became the beneficiary of the original arrangement and took over the rights and obligations from February 27, 2015. Consideration of RMB 672 million was received from the subsidiary by September 2015.

In April 2014, Xin Run entered into a framework agreement with a third-party company, pursuant to which Xin Run agreed to sell the IDC building 3# to it. In August 2014, the Company established Shuo Ge. The consideration of RMB 325 million was received from the third-party company by January 2015. In July 2015, Xin Run sold the total CIP along with related land use right of IDC building 3# to Shuo Ge. On December 29, 2017, Xin Run entered into an equity transfer agreement with the third-party company, under which Xin Run would transfer 100% equity interest in Shuo Ge to it before September 2018.

As of today, Zhao Du is still in the process of litigation proceeding with the buyer (Note 26). The disposal of Shuo Ge was completed subsequently in May 2019 (Note 27).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

10.	Assets held for sale / Liabilities held for sale (continued)

The major classes of assets and liabilities held for sale were as follows:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Cash and cash equivalents	1	1	-
Prepaid expenses and other current assets	15,478	15,478	2,252
Amounts due from the Company	737	737	107
Property and equipment (i)	550,606	550,225	80,027
Land use right, net	14,909	14,909	2,168
Assets held for sale	581,731	581,350	84,554
Accrued expenses and other current liabilities	1,863	5,293	770
Amounts due to the Company	2,025	2,698	392
Liabilities held for sale	3,888	7,991	1,162

The operating results of the subsidiaries held for sale during the three years ended December 31, 2018 that are not presented within discontinued operations are summarized as follow:

	For the years ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000

Net revenue	2,442	-	-	-
Loss before income taxes	(107,399)	(3,000)	(3,654)	(531)

Loss before income taxes attributable to the non-controlling interest for the years ended December 31, 2016, 2017 and 2018 was RMB1,074,000, RMB30,000 and RMB36,000 (US$5,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

11.	CLOUD INFRASTRUCTURE CONSTRUCTION IN PROGRESS

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Cloud infrastructure construction in progress	416,352	289,280	42,074

As of December 31, 2016, the Group capitalized direct costs of RMB977,194,000 that were directly attributable to the development of the cloud infrastructure. During the year ended December 31, 2017, additional costs of RMB35,841,000 were capitalized for buildings completed during the year. Total costs incurred directly attributable to the development of the cloud infrastructure was RMB1,013,035,000 as of December 31, 2017. Of which, RMB550,606,000 capitalized for completed buildings held under Beijing Shuo Ge and Beijing Zhao Du was transferred to assets held for sale property and equipment whereas costs of other completed buildings in the aggregate of RMB39,927,000 and costs of other completed equipment in the aggregate of RMB6,150,000 were transferred to property and equipment. The remaining RMB416,352,000 capitalized to date for construction in progress was re-designated as cloud infrastructure construction in progress as of December 31, 2017.

During the year ended December 31, 2018, additional costs of RMB332,906,000 (US$48,419,000) was capitalized for buildings completed. Costs of other completed buildings in the aggregate of RMB265,532,000 (US$38,620,000) and costs of other completed equipment s in the aggregate of RMB104,078,000 (US$15,137,000) were transferred to property and equipment; RMB91,128,000 (US$13,254,000) was transferred to other non-current assets. As of December 31, 2018, the remaining RMB289,280,000 (US$42,074,000) capitalized to date for construction in progress was re-designated as cloud infrastructure construction in progress.

The cloud infrastructure was sealed up by court subsequently (Note 27).

The carrying amount of cloud infrastructure construction in progress pledged by the Group to secure borrowings (Note 13) granted to the Group as of December 31, 2017 and 2018 was RMB416,352,000 and RMB289,2800,000, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

12.	LONG TERM INVESTMENTS

Long term investments consisted of the following:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Cost method investments:
PRC Fund	10,103	10,103	1,469
United States Fund	20,045	20,045	2,916
Investment in Flashapp Inc. (“Flashapp”)	12,240	12,240	1,780
Investment in ordinary shares of an unlisted company in PRC (“Investee A”)	6,000	6,000	873
Investment in preferred shares of an unlisted company in PRC (“Investee B”)	400	400	58

Available-for-sale investments:
Investment in convertible borrowings of an unlisted company in Cayman Islands (“Investee D”)	3,973	3,973	578

Less: accumulated impairment	(22,613)	(22,613)	(3,289)
Total	30,148	30,148	4,385

Cost method investments

In 2017, the Group made an additional RMB361,000 (US$53,000) investment in the United States Fund. As of December 31, 2017 and 2018, the Group had made an accumulated investment in the United States Fund of RMB20,045,000. Given that the Group holds less than five percent interest in each fund, the Group has accounted for such investments using the cost method.

In 2011, the Company made a 9-year term investment in the PRC Fund in the amount of RMB 10,103,000. Given that the Company holds less than five percent interest in each fund, the Company has accounted for such investments using the cost method.

In 2013, the Group entered into an agreement with Flashapp, a private company in Cayman Island to purchase 13,971,428 Series A Preferred Shares for RMB12,240,000. The Company has the contingent redemption right on or after five years from the issuance date to request redemption of all its Series A Preferred Shares holders, at a redemption price equal to 120% of its original issuance price. The Board of Directors of Flashapp shall consist of five persons, where the Company, as a majority of Series A Preferred Shares may appoint two directors. The Group, through the directors appointed, has the ability to exercise significant influence over the operating and financial policies of Flashapp and hence, Flashapp is a related party of the Group. However, the Series A Preferred Shares are not in substance common stock and therefore the Group has accounted for the investment as cost method investment carried at cost. In 2016, the Group believed that there was a decline in value that was other than temporary and recorded RMB12,240,000 in “impairment of long-term investments” in the consolidated statement of comprehensive loss.

On August 25, 2014, the Group entered into an agreement with an unlisted company in the PRC (“Investee A”) to acquire 6.25% interest for RMB6,000,000. The Company has accounted for the investment as cost method investments carried at cost. In 2016, the Company believed that there was a decline in value that was other than temporary, and recorded RMB6,000,000 in “impairment of long-term investments” in the consolidated statement of comprehensive loss.

Investment in investee B was fully impaired in 2017.

Available for sale investments

On February 19, 2014, the Company entered into an agreement with a private company in Cayman Islands (“Investee D”) to issue a convertible loan of RMB3,068,000 at an interest rate of US prime rate plus 2% for 2 years. The Company has the right to request conversion of all its convertible loan upon Investee D’s successful Series A financing, at a price less than 25% of its Series A financing price. The Company has accounted for the investment in the convertible loan as an available for sale investment where such investment will be carried at fair value, with unrealized gains and losses reported as other comprehensive income/(loss) in the consolidated statements of comprehensive loss until realized. In 2016, the Company agreed to extend the terms of the convertible loan to August 19, 2017 and expected to exercise its conversion option upon the completion of Series A financing. In 2017, the Group believed that there was a decline in value that was other than temporary, and recorded RMB3,290,000 (US$506,000) in “impairment of long-term investments” in the consolidated statement of comprehensive loss.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

13.	BORROWINGS

(a)	Short-term borrowings

Short-term borrowings consisted of the following:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000

Bank loan	9,960	-	-
Other borrowing	-	13,850	2,014

Total	9,960	13,850	2,014

On November 14, 2017, the Group entered into a short-term loan agreement with Bank A in PRC for credit loan of RMB9,960,000, with an interest rate of 7.395% per annum and a maturity term of twelve months. The loan was fully repaid in 2018.

On October 11 and December 29, 2018, the Group entered into short-term loan agreements with Third-party A in PRC for credit loan of RMB11,850,000 (US$1,723,000) and RMB500,000 (US$73,000) with an interest rate of 12% per annum and a maturity term of four months and fifteen days, respectively. Mr. Wang Song, the Co-Founder and ex-director of the Company, provided general guarantee for this short-term borrowing.

On December 29, 2018, the Group entered into short-term loan agreement with Third-party B in PRC for credit loan of RMB1,500,000 (US$218,000) with an interest rate of 12% per annum and a maturity term of one month.

All the short-term borrowings as of December 31, 2018 were fully repaid on due date subsequently.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

13.	BORROWINGS (CONTINUED)

(b)	Long-term borrowings

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000

Long-term bank loan	209,598	372,926	54,239
Long-term other borrowing	34,622	-	-

Less: current portion	(32,642)	(58,355)	(8,487)

Total	211,578	314,571	45,752

On October 30, 2017, the Group obtained a three-year credit facility of RMB240,000,000 from Bank B in PRC, at 8.00004% per annum. The credit facility includes RMB150,000,000 for working capital and RMB90,000,000 for capital expenditure. The credit facility is secured by Xin Run’s assets, while Mr. Wang Song and Ms. Kou Xiaohong, the Founders and ex-directors of the Company, takes joint-and-several liability for the repayment of the loan. The Company paid RMB2,400,000 to a third-party agent in December 2017 as borrowing cost to obtained the facility. On November 7, 2017, the first RMB150,000,000 was drawn down and used as working capital. On December 13, 2017, the second RMB23,000,000 was drawn down and used for capital expenditure. On January 30, 2018, the third RMB27,000,000 (US$3,927,000) was drawn down and used for capital expenditure. The borrowing cost paid for the facility was allocated to the draw down and the remaining facility on a pro rata basis. Borrowing costs allocated to the actual draw down were presented as deductions of the loan carrying value. The borrowing costs are recognized over the lives of the term loans as interest expense, using the effective interest rate method.

On December 21, 2017, the Group obtained a five-year credit facility of RMB220,000,000 from Bank C in PRC with a floating rate of 30% above PBOC benchmark interest rate. The credit facility is for working capital and is secured by Xin Run’s assets, while Mr. Wang Song and Ms. Kou Xiaohong, the Founders and ex-directors of the Company, take joint-and-several liability for the repayment of the loan. The Group paid RMB6,775,000 as borrowing cost to obtained the facility. On December 21, 2017, the first RMB40,000,000 was drawn down and used as working capital. On January 15, 2018, the second RMB50,000,000 (US$7,272,000) was drawn down and used as working capital. On May 14, 2018, the third RMB20,000,000 (US$2,909,000) was drawn down and used as working capital. On June 15, 2018, the fourth RMB90,000,000 (US$13,090,000) was drawn down and used as working capital. The borrowing cost paid for the facility was allocated to the draw down and the remaining facility on a pro rata basis. Borrowing cost allocated to the actual draw down was presented as deduction of the loan carrying value. The borrowing cost is recognized over the life of the term loan as interest expense using the effective interest rate method.

The above loan from Bank B and C are secured by Xin Run’s building and corresponding land use right in the net carrying value of RMB RMB449,254,000 as of December 31, 2017 and RMB 567,384,000 as of December 31, 2018. (see Note 7,9 and 11)

On September 7, 2017, the Company obtained a three-year borrowing of RMB38,784,000 from financial institution A in the PRC, at 4.900% per annum. The borrowing is secured by Xin Run’s assets. The Company paid RMB1,000,000 as borrowing cost recognized over the borrowing term as interest expense using the effective interest rate method. The loan was fully repaid in 2018.

Future installment payment schedule according to the borrowing agreements are as follows:

	December 31, 2018
	RMB’000	US$’000

2019	80,000	11,636
2020	200,000	29,089
2021	80,000	11,636
2022	20,000	2,909

Total	380,000	55,270

As the Group failed to repay the loan installment according to the payment schedule, assets pledged were sealed up both Bank B and C required the Group to repay the remaining loan (Note 27) on October 28 and October 30, 2019, respectively. The Group was still in the progress negotiating with Bank B and C for new payment schedule.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

14.	ACCRUED EXPENSES AND OTHER CURRENT liabilitieS

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000

Advance from customers	10,361	18,598	2,705
Other accrued expenses	26,876	21,764	3,164
Other tax payables	2,045	7,272	1,058

	39,282	47,634	6,927

Other accrued expenses represent accrue rental and overdue penalty interest (see Note 27).

15.	OTHER PAYABLES

Other payables consisted of the following:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000

Payables for purchase of property and equipment	257,375	393,287	57,202
Consideration received for disposal of Zhao Du and Shuo Ge (Note 10)	997,000	997,000	145,008
Other Payables	-	13,567	1,974

	1,254,375	1,403,854	204,184

16.	DEFERRED GOVERNMENT GRANT

The following table presents the Group’s deferred government grant as of the respective balance sheet dates:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000

Beginning balance	24,208	19,580	2,848
Received during the year	-	-	-
Recognized as income during the year	(4,628)	(3,534)	(514)

Total balance of deferred government grant	19,580	16,046	2,334
Less: current portion	13,000	1,696	247

Balance of non-current deferred government grant	6,580	14,350	2,087

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

16.	DEFERRED GOVERNMENT GRANT (CONTINUED)

During the years ended December 31, 2016, 2017 and 2018, a certain government grants complied with the attached conditions. Hence, relevant government grants of RMB12,041,000, RMB4,628,000 and RMB3,534,000 (US$514,000) respectively, were recognized in the consolidated statements of comprehensive loss in other operating income during the years ended December 31, 2016, 2017 and 2018, respectively.

17.	CAPITAL LEASE OBLIGATIONS

Certain computer equipment and optical fibers were acquired through capital leases entered into by the Group. Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000

2018	43,587	-	-
2019	1,439	25,311	3,681
2020	-	24,003	3,491
2021	-	21,503	3,127

Total minimum lease payment	45,026	70,817	10,299
Less: amount representing interest	(870)	(9,159)	(1,332)

Present value of remaining minimum lease payment	44,156	61,658	8,967
Less: current portion	42,735	20,299	2,952
Non current portion	1,421	41,359	6,015

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

18.	SHARE-BASED COMPENSATION

In order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Group’s business, the Group adopted a stock option plan in 2007 (the “2007 Plan”). Under the 2007 Plan, the Group may grant options to its employees, directors and consultants to purchase an aggregate of no more than 14,000,000 ordinary shares of the Group, subject to different vesting requirements. The 2007 Plan was approved by the Board of Directors and shareholders of the Group on October 16, 2008. On May 28, 2009, the Group adopted a new stock option plan (the “2008 Plan”) which allows the Group to grant options to its employees, directors and consultants to purchase an aggregate of no more than 8,600,000 ordinary shares of the Group, subject to different vesting requirements. On May 20, 2010, the Group adopted a new stock option plan (the “2010 Plan”) which allows the Group to grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,000,000 ordinary shares of the Group, subject to different vesting requirements. On June 20, 2011, the Group adopted a new stock option plan (the “2011 Plan”) which allows the Group to grant options to its employees, directors and consultants to purchase an aggregate of no more than 22,000,000 ordinary shares of the Group, subject to different vesting requirements. On July 2, 2012, the Group approved amendments to the 2011 Plan which provide, in effect, that the maximum aggregate number of ordinary shares that may be issued pursuant to all awards (the “Award Pool”) under the 2011 Plan shall be equal to five percent of the total issued and outstanding ordinary shares as of July 2, 2012; provided that, the ordinary shares reserved in the Award Pool shall be increased automatically if and whenever the unissued ordinary shares reserved in the Award Pool accounts for less than one percent of the total then issued and outstanding ordinary shares, as a result of which increase the unused ordinary shares reserved in the Award Pool immediately after each such increase shall equal to five percent of the then issued and outstanding ordinary shares.

The 2007 Plan, 2008 Plan, 2010 Plan and 2011 Plan (collectively, the “Option Plans”) will be administered by the Compensation Committee as set forth in the Option Plans (the “Plan Administrator”). The board of directors of a committee designated by the board will administer the plan to execute option agreements with those persons selected by the Plan Administrator and issue ordinary shares of the Group upon exercise of any options so granted pursuant to the terms of an option agreement.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

18.	SHARE-BASED COMPENSATION (CONTINUED)

During the years ended December 31, 2016, 2017 and 2018, the Group granted nil, 15,080,000 and 17,600,000 options, respectively, to a combination of employees and directors of the Group at exercise prices ranging from US$0.06 to US$0.07. As of December 31, 2018, options to purchase 37,369,229 of ordinary shares were outstanding and options to purchase 16,222,688 ordinary shares were available for future grant under the Option Plans.

The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility, the expected price multiple at which employees are likely to exercise share options. For expected volatilities, the Group has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Group. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant.

(a)	Options Granted to Employees

The following table summarized the Group’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2017	10,938,077	0.25	4.59	76

Vested and expected to vest at January 1, 2017	10,938,077	0.25	4.59	76

Granted	15,080,000	0.07
Forfeited	(904,720)	0.27

Outstanding, December 31, 2017	25,113,357	0.14	7.26	586

Vested and expected to vest at December 31, 2017	25,113,357	0.14	7.26	586

Exercisable at December 31, 2017	16,918,975	0.22	6.14	312

Granted	17,600,000	0.06
Exercised	(1,096,896)	0.08
Forfeited	(4,247,232)	0.06

Outstanding, December 31, 2018	37,369,229	0.11	-	2

Vested and expected to vest at December 31, 2018	37,369,229	0.11		2

Exercisable at December 31, 2018	16,222,688	0.17	5.93	2

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

18.	SHARE-BASED COMPENSATION (CONTINUED)

(a)	Options Granted to Employees (continued)

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2018 was calculated based on the closing price of the Group’s ordinary shares on December 31, 2018 of US$1.06 per ADS (equivalent to US$0.07 per ordinary share). The total intrinsic value of share options exercised during the years ended December 31, 2016, 2017 and 2018 was RMB3,132,000, nil and RMB502,000, respectively.

As of December 31, 2018, there was RMB2,849,000 (US$414,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the graded vesting method over the remaining vesting periods of different tranches, ranging from 2 years to 4 years.

The Group calculated the estimated fair value of the options granted in 2018 using the binomial option pricing model with the following assumptions:

2018

Suboptimal exercise factor	2.2-2.8
Risk-free interest rates	2.78%
Expected volatility	88%
Expected dividend yield	0%
Weighted average fair value of share option	0.0469

The total fair value of options vested during the years ended December 31, 2016, 2017 and 2018 was RMB590,000, RMB2,054,000, and RMB 4,013,000 (US$584,000), respectively.

(b)	Restricted Share Units Award Granted to Employees

On December 23, 2014, the Group issued 11,265,520 units of restricted share units to the employees and directors under the 2011 Plan. The restricted share units shall become vested in each year of 2014, 2015, 2016 and 2017, respectively.

On December 11, 2015, the Group issued 40,106,656 units of restricted share units to the employees and directors under the 2011 Plan. The restricted share units shall become vested in each year of 2016, 2017 and 2018, respectively.

On December 13, 2017, the Group issued 16,813,344 units of restricted share units to the employees and directors under the 2011 Plan. The restricted share units shall become vested in each year of 2018, 2019 and 2020, respectively.

On April 9, 2018, the Group issued 480,000 units of restricted share units to the employees and directors under the 2011 Plan. The restricted share units shall become vested in each year of 2018, 2019 and 2020, respectively.

As of December 31, 2018, there was RMB300,000 (US$44,000) of unrecognized share-based compensation cost, related to unvested restricted share units which is expected to be recognized over a weighted-average period of 2 years.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

18.	SHARE-BASED COMPENSATION (CONTINUED)

(b)	Restricted Share Units Award Granted to Employees (continued)

The following table summarized the Group’s restricted shares award issued under the 2011 Plan:

	Number of ordinary shares	Weighted average grant date fair value
		(US$)
Outstanding, January 1, 2017	7,901,127	0.46

Expected to vest at January 1, 2017	7,901,127	0.46

Granted	16,813,344	0.07
Vested	(20,555,835)	0.16
Forfeited	(1,935,168)	0.45

Outstanding, December 31, 2017	2,223,468	0.14

Expected to vest at December 31, 2017	2,223,468	0.14

Granted	480,000	0.07
Vested	(1,503,212)	0.35
Forfeited	(560,256)	0.43

Outstanding, December 31, 2018	640,000	0.07

Expected to vest at December 31, 2018	640,000	0.07

The cost of the restricted share units is determined using the fair value (determined based on the fair market value of the Group’s ordinary shares on the grant date, or if the grant date is not a trading day then the immediately preceding trading date), net of expected forfeitures. The aggregate fair value of the unvested restricted share units for the years ended December 31, 2017 and 2018 was RMB1,187,448(US$183,000) and RMB300,000 (US$44,000), respectively. The total fair value of restricted share units vested during the years ended December 31, 2016, 2017 and 2018 was RMB84,435,000, RMB8,882,000 and RMB144,000 (US$21,000), respectively.

(c)	Options Granted to Non-employees

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2018 was calculated based on the closing price of the Group’s ordinary shares on December 31, 2018 of US$1.06 per ADS (equivalent to US$0.07 per ordinary share). As of December 31, 2018, the Company had options issued to non-employees outstanding to purchase an aggregate of nil shares with an exercise price below the closing price of the Company’s ordinary shares on December 31, 2018, resulting in an aggregate intrinsic value of nil.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

18.	SHARE-BASED COMPENSATION (CONTINUED)

On December 31, 2016, the Group granted restricted share units of 454,912 shares to a former employee, which were immediately vested. The fair market value of the Group’s ordinary shares on the grant date of RMB1,320,000(US$194,000) was recorded in the “general and administrative expense” in the consolidated statement of comprehensive loss.

A total compensation expense relating to all options and restricted share units recognized for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the years ended December 31,
	2016	2017	2018
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000

Cost of revenues	5,961	490	551	80
Sales and marketing expenses	2,753	254	220	32
General and administration expenses	72,483	9,630	2,262	329
Research and development expenses	3,828	562	1,124	163

	85,025	10,936	4,157	605

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The movement of accumulated other comprehensive income is as follows:

		Foreign currency translation	Unrealized/ (realized) holding gain on available- for-sale investments	Total
	Note	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2017		(189)	905	716
Other comprehensive (loss)/income before reclassification		2,748	(4,195)	(1, 447)
Amounts reclassified from accumulated other comprehensive income		-	3,290	3,290
Balance as of December 31, 2017		2,559	-	2,559
Other comprehensive income/(loss) before reclassification		(1,037)	-	(1,037)
Amounts reclassified from accumulated other comprehensive income		-	-	-
Balance as of December 31, 2018		1,522	-	1,522
Balance as of December 31, 2018, in US$		221	-	221

20.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB53,669,000, RMB44,416,000 and RMB29,288,000 (US$4,260,000) for the years ended December 31, 2016, 2017 and 2018, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

21.	INCOME TAXES

Enterprise income tax

Cayman Islands

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIEs.

United States of America

ChinaCache North America, Inc. and CCAL was registered in California, United States of America in 2007 and 2016 respectively. For the years ended December 31, 2016, 2017 and 2018, the entity is subject to both California State Income Tax (8.84%) and Federal Income Tax (graduated income tax rate up to 34%, 34% and a flat 21% respectively) on its taxable income under the current laws of the state of California and United States of America.

Hong Kong

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%.

ChinaCache Networks (Hong Kong) Limited, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong for the years ended December 31, 2016 and 2017, and 8.25% for the years ended December 31, 2018.

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. ChinaCache Beijing qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2021 if it continues to qualify on an annual basis. The HNTE certificate of ChinaCache Beijing is expiring in 2022 and there exist uncertainties with the reapplication outcome. Beijing Blue IT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2020 if it continues to qualify on an annual basis. The HNTE certificate of ChinaCache Blue IT is expiring in 2021 and there exist uncertainties with the reapplication outcome.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

21.	INCOME TAXES (CONTINUED)

Enterprise income tax (continued)

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2018, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2018, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2018, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

21.	INCOME TAXES (CONTINUED)

Loss before income tax expense consists of:

	For the years ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	(128,184)	(36,317)	21,495	3,128
PRC	(781,840)	(275,201)	(47,297)	(6,880)

	(910,024)	(311,518)	(25,802)	(3,752)

The income tax expense comprises of:

	For the years ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000

Current	1,104	29,428	11	2
Deferred	3,125	30,220	-	-

	4,229	59,648	11	2

A reconciliation of the differences between the income tax calculated using statutory tax rate and the effective tax rate for the year ended December 31, 2016, 2017 and 2018 is as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000

Loss before income tax expense	(910,024)	(311,518)	(25,802)	(3,752)

Income tax computed at PRC statutory tax rate of 25%	(227,506)	(77,881)	(6,450)	(938)
Preferential tax rates	68,685	15,955	(7,031)	(1,023)
International rate differences	22,365	9,401	(4,732)	(688)
Additional 50%/75% tax deduction for qualified research and development expenses	(9,915)	(8,795)	(7,228)	(1,051)
Non-deductible expenses	2,043	6,187	3,002	437
Effect of changes in tax rates on deferred taxes	(61,978)	(33,930)	101,502	14,763
Changes in the valuation allowance	210,535	148,711	(79,052)	(11,498)
Income tax expense	4,229	59,648	11	2

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

21.	INCOME TAXES (CONTINUED)

The components of deferred taxes are as follows:

	For the years ended December 31,
	2017	2018
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
- Allowance for doubtful accounts	19,553	12,323	1,792
- Deferred revenue	4,895	2,407	350
- Accruals	25,256	25,993	3,781
- Tax losses	159,782	134,855	19,613
- Property and equipment	3,424	2,105	306
- Intangible assets	2,001	1,469	214
- Long-term investment impairment	1,500	960	140
- Impairment loss for long-lived assets	68,508	24,663	3,587
- Unrealized profit	71,760	71,868	10,453
Less: valuation allowance	(356,679)	(276,643)	(40,236)

Total Deferred tax assets	-	-	-

Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future years. The net valuation allowance increased by RMB148,711,000 and decreased by RMB79,052,000 during the years ended December 31, 2017 and 2018, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

21.	INCOME TAXES (CONTINUED)

As of December 31, 2018, the Group has net operating tax losses carried forward from its PRC subsidiaries of RMB804,755,000, which will expire between 2019 and 2023. As of December 31, 2018, the Group has net operating tax losses carried forward from its non-PRC subsidiaries of RMB17,663,000 available to offset future taxable income.

Unrecognized Tax Expense

A roll-forward of accrued unrecognized tax expense is as follows:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000

Beginning balance	(8,273)	(8,273)	(1,203)
Increase based on tax positions related to the current year	-	-	-
Ending balance	(8,273)	(8,273)	(1,203)

The unrecognized tax expense is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax expense will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. For the years ended December 31, 2017 and 2018, there’s no unrecognized tax expense, if ultimately recognized, will impact the effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2016, 2017, and 2018, the Company recognized approximately RMB 1,510,000, RMB 1,510,000, and RMB 1,510,000 in interest and penalties. The Company had approximately RMB 12,221,000 and RMB 13,731,000 for the payment of interest and penalties accrued at December 31, 2017 and 2018, respectively.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

22.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Group had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Ex-director of the Company
Ms. Kou Xiaohong	The Co-Founder and Ex-director of the Company

Subsequently on May 17, 2019 and June 5, 2019, Mr. Song Wang tendered his resignation as the Company’s Chief Executive Officer and the Board as Directors, respectively. The Co-founder and director Ms. Xiaohong Kong resigned from the management team and the Board on August 15, 2019.

Guarantee provided by related parties to the Group

Mr. Wang Song and Ms. Kou Xiaohong provided guarantee for all the bank borrowing from Bank B and Bank C during the year ended December 31, 2017 (Note 13)

Mr. Wang Song provided guarantee for the short term borrowing from a third-party A in PRC with the amount of RMB 12,350,000 during the year ended December 31, 2018. (Note 13)

Mr. Wang Song provided guarantee for the capital lease from vendor A with the amount of RMB 39,000,000 during the year ended December 31, 2018.

Mr. Wang Song and Ms. Kou Xiaohong provided guarantee for the capital lease from vendor B with the amount of RMB 25,000,000 during the year ended December 31, 2018.

The Group had the following related party balances as of December 31, 2018 and related party transactions during the year then ended:

	Mr. Wang Song	Ms. Kou Xiaohong	Total
Balance as of January 1, 2016, and December 31 2016, 2017	-	(18)	$(18)
Expense paid on behalf of the Group	(328)		(328)
Expense Reimbursement payment	277		277
Balance as of December 31, 2018	(51)	(18)	(69)
Balance as of December 31, 2018 (US$’000)	(7)	(3)	(10)

In March 2017, the Group entered into a set of definitive agreements for Xin Run, pursuant to which Tianjin Shuishan, Shanghai Qiaoyong and Tianjin Dingsheng will purchase 47.7%, 26.3% and 5.0%, respectively of the equity interest in Xin Run for a consideration of RMB133.5 million, RMB73.7 million and RMB14.0 million, respectively. Tianjin Shuishan is owned by Mr. Wang Song and Ms. Kou Xiaohong. On December 28, 2017, the board approval to terminate the transfer. On March 23, 2018, the Group entered into a termination agreement with relevant parties and terminated the equity transfer of Xin Run

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. ChinaCache Beijing was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31,2017, and 2018, the Group had appropriated RMB1,326,000 and RMB1,326,000 (US$193,000), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company's PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2018, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB471,213,000 (US$68,535,000).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

24.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net loss attributable to ordinary shareholders:	(913,477)	(369,161)	(24,418)	(3,551)

Denominator:
Number of shares outstanding, opening	400,165,607	421,522,374	425,150,082	425,150,082
Weighted average number of shares issued	20,702,130	4,067,372	1,659,485	1,659,485
Weighted average number of shares repurchased	(12,678,015)	-	-	-
Weighted-average number of shares outstanding – Basic and diluted	408,189,722	425,589,746	426,809,567	426,809,567

Loss per share
-Basic and diluted	(2.24)	(0.87)	(0.06)	(0.01)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2016, 2017 and 2018 as their effects would be anti-dilutive.

During the years ended December 2016, 2017 and 2018, the Company issued 23,000,000, nil and nil treasury stock to its share depositary bank which will be used to settle share option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of share option awards will be returned to the Company.

During 2018, treasury stock was used to settle 1,096,896 units of share options and 2,040,736 units of restricted share units vested (2017: exercise of restricted share units vested 3,627,709, 2016: exercise of share options 1,325,241 and restricted share units vested 33,762,181).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

25.	FAIR VALUE MEASUREMENT

The Group applies ASC topic 820, “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

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

In accordance with ASC 820, the available-for-sale investment of the mutual fund is classified within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis. The available-for-sale investment in convertible loan of investee D is classified within Level 3 and determined based on option pricing model using the discount curve of market interest rates. The fair value of the investment was determined by management with the assistance of an independent third-party valuation firm.

Investment in the Investee D
RMB’000

Fair value at January 1, and December 31, 2016	3,973
Other than temporary impairment	(3,973)

Fair value at December 31, 2017 and 2018	-
Fair value at December 31, 2018 (US$’000)	-

The Group’s valuation techniques used to measure the fair value was derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment will be recorded in other comprehensive income/(loss).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

26.	COMMITMENTS AND CONTINGENCIES

(a)	Operating Leases

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Total rental expense under all operating leases was RMB22,846,000, RMB23,401,000 and RMB16,997,000 (US$2,472,000) for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, the Group had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	December 31, 2018
	RMB’000	US$’000

2019	13,099	1,905
2020	5,982	870
2021	1,082	157
2022	1,114	162
2023	1,147	167
2024	1,886	274

	24,310	3,535

(b)	Purchase Commitments

As of December 31, 2018, the Group had outstanding purchase commitments in relation to bandwidth and cloud infrastructure of RMB336,783,000 (US$48,983,000).

(c)	Contingencies

In August 2017, a subsidiary of the Company, Xin Run, initiated a lawsuit against BFSMC in Beijing, arising out of the sales of data center buildings. Xin Run sought the payment of purchase price in the amount of RMB105.6 million and the relating interest. In September 2017, BFSMC filed the statement of defense and made a counterclaim, claiming, among others, the late delivery penalties and relating losses in the total amount of approximately RMB50.5 million. Thereafter Xin Run filed a motion to dismiss BFSMC’s counterclaim arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was dismissed and as a result, the lawsuit is currently pending. In addition, Xin Run’s bank deposits and other assets in a total amount of approximately RMB50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, Xin Run amended its claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. Management is of the view that these proceedings are still pending, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

In October 2017, a subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. At present, the second instance of this case has been completed. The court has sentenced in support of the plaintiff that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. Liability equal to the sentenced amount has been recorded in the balance sheet as of December 31, 2018 under other payables to offset consideration received for disposal of Zhao Du and Shuo Ge in the expectation to net settle with BFSMC. (See note 27)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

27.	SUBSEQUENT EVENT

In addition to the information disclosed elsewhere in the financial statements, there are the following subsequent events:

On April 3, 2019, after the renegotiation with the buyer, the consideration for the transaction of disposal Shuo Ge discussed in Note 10 was changed to RMB 251.8 million and the Group should return the RMB 73.2 million and its related interest of RMB 13.0 million within six years, from January 1, 2019 to Dec 31, 2024. And the Group has reached an exclusive lease-back agreement with this third party to obtain the exclusive lease-back operation right for the building in the next five years at a total cost of RMB173.1 million.

On May 17, 2019, the Group received a notice from a government prosecutors’ office in Beijing that the Group was currently under investigation for allegations of enterprise bribery. The Group has engaged a criminal defense counsel to prepare for the relevant legal proceedings. By that date, Mr. Song Wang had been arrested and was also currently under investigation for the allegations of enterprise bribery against the Group. Mr. Song Wang tendered his resignation as the Company’s Chief Executive Officer to the Board on May 17, 2019, then the Board has appointed Mr. Bin Liu as the Company’s Acting Chief Executive Officer. As the legal proceedings are still at a relatively early stage, the Company is currently unable to assess the likely outcomes of such proceedings. Therefore, no provision has been made for this case.

On May 20, 2019 the Company received a notification letter (the “Notification Letter”) from The Nasdaq Stock Market, Inc. (the “NASDAQ”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2018 (“2018 Form 20-F”) with the Securities and Exchange Commission (the “SEC”). The Notification Letter also contains questions (the “Questions”) relating to the Company’s disclosure of certain recent events (“Recent Disclosure”), including (i) Grant Thornton China’s resignation as the Company’s independent auditor, (ii) the Company’s engagement with Michael T. Studer CPA P.C. as independent auditor to the Company and (iii) allegations of enterprise bribery against the Company as well as Mr. Song Wang, the Company’s Chairman and former Chief Executive Officer. The Notification Letter states that in light of the Company’s Recent Disclosure, the staff of NASDAQ has determined to apply more stringent criteria and shorten the time period for the Company to submit its plan to regain compliance (the “Plan”). The Notification Letter further states that the Company must submit the Plan and its response to the Questions no later than May 31, 2019.

On July 2, 2019 the Company received a notification letter (the “Notification Letter II”) from the NASDAQ that its American depositary shares would be delisted from the NASDAQ Stock Market. The Notification Letter II states that the Staff of NASDAQ has determined to deny the Company’s request for an extension of time to regain compliance with the filing requirement in NASDAQ Listing Rule 5250(c)(1). The Staff also cited two additional bases for delisting, which are (i) non-compliance with NASDAQ Listing Rule 52560(b)(1) due to the Company’s failure to timely disclose certain information regarding the arrest of the Company’s former chief executive officer Mr. Song Wang and the criminal investigation into the Company as well as (ii) public interest concerns pursuant to NASDAQ Listing Rule 5101 due to the failure of the Company’s senior management to promptly advise the Company’s board of directors of Mr. Wang’s arrest and the investigation of the Company.

On September 4, 2019, Nasdaq issued a letter to the Company stating that The Nasdaq Hearings Panel (the “Panel”) has determined to delist the Company’s shares from The Nasdaq Stock Market. The delisting determination stated that Nasdaq will complete the delisting by filing a Form 25 with the SEC after applicable appeal periods have lapsed. Thereafter, the Company intends to work with a market maker to file a Form 211 with FINRA to enable the Company’s shares to begin trading on the over-the-counter markets.

On September 9, 2019, the First Branch of Beijing People's Procurator has presented public prosecution to the First Intermediate People's Court of Beijing against the Group regarding the case of suspected company bribery. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

On November 8, 2019, the Company received a notification that the Nasdaq has determined to remove from listing the American Depositary Shares of the Company, effective at the opening of the trading session on November 18, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5250(b)(1) and 5250(c)(1). The Company was notified of the Staffs determination on July 2, 2019. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated September 4, 2019, denying the Company continued listing and notified the Company that trading in the Company’s securities would be suspended on September 6, 2019. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on October 21, 2019.

In October 2019, Bank C sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loans amounted to RMB160 million and related unpaid interest. In December 2017, the two parties signed RMB220 million bank loan agreement with the term of five years (see Note 13). As of October 31, 2019, the balance of the borrowing was RMB160 million. As the buildings and land use right that pledged to the bank has been sealed up by the Shunyi District Court mainly due to the lawsuit with a subsidiary of BFSMC, the bank considered that Xin Run has defaulted and asked for the immediate repayment of the RMB160 million and related unpaid interest within three days. And Xin Run did not repay the bank loan yet.

In October 2019, Bank B sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loans amounted to RMB 170 million and related unpaid interest immediately, as the buildings and land use right that pledged to Bank B has been sealed by the court, the bank account in Bank B has been frozen, and Xin Run did not made repayment of loans according to the repayment plan, which violated the bank facility agreement. And Xin Run did not repay the bank loan yet.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

27.	SUBSEQUENT EVENT (CONTINUED)

Other litigation issues

The Company and certain of its current and former officers and directors have been named as defendants in a shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “Central California District Court”): William Likas v. ChinaCache International Holdings Ltd. et al, Civil Action No. 2:2019-cv-06942 (C.D. Cal.) (filed on August 9, 2019). The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to the Group’s ADSs from April 10, 2015 to May 17, 2019—alleges that certain of the Group’s public statements and filings contained materially false and misleading statements or omissions in violation of U.S. securities laws. On October 2, 2019, the Central California District Court appointed a group of two purported shareholders of the Company as the Lead Plaintiff of the class. On November 13, 2019, the Central California District Court entered an order to show cause, ordering the Lead Plaintiff to explain why this action should not be dismissed for lack of prosecution because the Lead Plaintiff had not filed a proof of service regarding any defendant. On November 20, 2019, the Lead Plaintiff submitted a response to the Court’s order to show cause and requested that the Court allow the Lead Plaintiff to serve the defendants through alternative means. The Court has not ruled on the Lead Plaintiff’s response or request for alternative service. Back on June 12, 2019, another plaintiff had filed a substantially identical putative shareholder class action lawsuit against the Group and certain of the Group’s current and former officers and directors in the U.S. District Court for the Southern District of New York. On August 30, 2019, the plaintiff voluntarily dismissed that lawsuit.

In July 2017, a claim was raised by a construction company of the cloud infrastructure against Xin Run, for the alleged non-payment of construction fees of RMB73.9 million and the relating interest. In July 2019, this construction company and Xin Run reached an agreement under the mediation of the Court of Second Instance to settle this case. Xin Run should pay RMB33.7 million to this construction company. The Company has fully accrued the amount as liability accordingly. In August 2019, Xin Run repaid RMB10 million, but it did not repay the remaining balance subsequently. According to the agreement, if Xin Run does not settle the payment on time, it should be doubled the relating interest for the delaying days. In November, the construction company has applied to the competent court for compulsory execution.

In October 2017, a subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest from October 2017 to June 2018 with amount of RMB64.8 million. The court has sentenced in support of the plaintiff that Xin Run should pay overdue rent in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. Accordingly, the land use right and relevant buildings owned by Xin Run has been sealed up by the Shunyi District Court of Beijing. Liability equal to the sentenced amount has been recorded in the balance sheet as of December 31, 2018 under other payables to offset consideration received for disposal of Zhao Du and Shuo Ge in the expectation to net settle with BFSMC.

In June 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 with total amount of RMB64.8 million and the relating interest. Xin Run appealed to a higher court and the result is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore, it is impossible at this stage to properly evaluate the outcome. Liability of the six-month rent in 2018 has been recorded in the balance sheet as of December 31, 2018 under other payables to offset consideration received for disposal of Zhao Du and Shuo Ge in the expectation to net settle with BFSMC.

In April 2019, a trading company filed a lawsuit against Xin Run for the payment of equipment purchase price and related penalty in a total amount of approximately RMB37.2 million. In June 2019, the trading company and Xin Run reached an agreement under the mediation of the court. According to the agreement, Xin Run should pay RMB20.2 million and related interest of RMB6.0 million to the trading company. The Company has accrued the amount as other payables, Xin Run only settled RMB2.0 million subsequently.

In April 2019, a technology company filed a lawsuit in Shanghai Minhang District People’s Court against Beijing Blue I.T., demanding payment of service fee and relevant liquidated damage in a total amount of approximately RMB28.3 million. The court rendered a judgment on the case on October 15, 2019, which ruled that Beijing Blue I.T. should pay relevant service fee, liquidated damage and costs of legal proceedings. Beijing Blue I.T. has appealed the judgment to higher court. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. The Company accrued the 2018 service fee, amounted to RMB18.7 million as liability in balance sheet for the year ended December 31, 2018.

In June 2019, a computer company filed a lawsuit against Xin Run requesting for the payment of equipment purchase fee and its related interest in a total amount of RMB40.8 million. Thereafter Xin Run filed a motion to dismiss the company’s counterclaim arguing that the court does not have the jurisdiction.

In November 2019, the court made judgment and agreed to transfer the case to Chaoyang District Court of Beijing. In June 2019, the computer company also filed a lawsuit against Xin Run requesting for the payment of construction service fee and its related interest in a total amount of RMB58.1 million. In September 2019, the computer company altered its request for litigation with claiming extra construction fee with the amount of RMB16.5 million. Xin Run has appealed the judgment to a higher court. Management is of the view that these proceedings are at preliminary stages, and it is impossible at this stage to properly evaluate the outcome. However, the Company has accrued most of the amount as other payables.

In August 2019, a building materials technology company initiated a lawsuit against Xin Run in the Beijing Shunyi District People’s Court to request payment of approximately RMB35.6 million that should be paid by Xin Run to a third party, as such third party was obligated to pay the same amount to the building materials technology company, and the relating cost of the lawsuit. Xin Run filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and as a result, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. However, the amount has been accrued as other payables.

In October 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB20.5 million. Xin Run filed a motion to dismiss for lack of jurisdiction. However, Xin Run were notified by the court that its motion was rejected and certain real-property of XinRun was sealed up by the court. As of the date hereof, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued the amount as other payables.

In November 2019, a commercial bank filed a lawsuit with respect to financial loan agreement dispute against Xin Run, Mr. Song Wang and Ms. Jean Xiaohong Kou in the Fushun Intermediate People's Court of Liaoning Province. As of the date hereof, the Group has not received the any documents relating to this lawsuit from the court.

 In addition, according to court decisions issued in certain legal proceedings, an aggregate amount of RMB12.0 million and RMB4.3 million in bank accounts of Beijing Blue I.T. and Xin Run, is currently frozen and restricted to be used, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

ConDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,141	8,455	1,230
Prepaid expenses and other current assets	1,647	2,283	332

Total current assets	2,788	10,738	1,562

Non-current assets:
Long term investments	20,045	20,045	2,915
Investments in subsidiaries and consolidated VIEs	(514,022)	(565,557)	(82,257)

Total non-current assets	(493,977)	(545,512)	(79,342)

TOTAL ASSETS	(491,189)	(534,774)	(77,780)

LIABILITIES AND SHAREHOLDERS’ DEFECIT:
Current liabilities:
Accrued expenses and other payables	7,398	(1,489)	(217)

Total current liabilities	7,398	(1,489)	(217)

Total liabilities	7,398	(1,489)	(217)

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 426,267,345 and 429,404,977 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	338	338	49
Additional paid-in capital	1,573,341	1,579,153	229,678
Treasury stock	-	(18,033)	(2,623)
Statutory reserves	1,326	1,326	193
Accumulated deficit	(2,076,151)	(2,100,569)	(305,515)
Accumulated other comprehensive income	2,559	1,522	221
Total shareholders’ deficit	(498,587)	(536,263)	(77,997)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	(491,189)	(534,774)	(77,780)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT company (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

General and administrative expenses	(21,314)	(10,986)	(8,551)	(1,244)
Research and development expenses	-	-	-	-
Impairment of long-term investments	(12,240)	(3,290)	-	-

Operating loss	(33,554)	(14,276)	(8,551)	(1,244)

Interest income	18	-	5	1
Other income	6,593	14,384	21,662	3,151
Foreign exchange gain/(loss)	14,209	(11,043)	4,200	611
Share of losses from subsidiaries and consolidated VIEs	(900,743)	(358,226)	(41,734)	(6,070)

Loss before income taxes	(913,477)	(369,161)	(24,418)	(3,551)
Income tax expense	-	-	-	-

Net loss	(913,477)	(369,161)	(24,418)	(3,551)

Foreign currency translation	(293)	2,748	(1,037)	(151)
Unrealized gain/(loss) from available-for-sale investments	659	(4,195)	-	-
Amounts reclassified from accumulated other comprehensive income	(3,552)	3,290	-	-

Total other comprehensive (loss)/income, net of tax	(3,186)	1,843	(1,037)	(151)
Comprehensive loss	(916,663)	(367,318)	(25,455)	(3,702)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT company (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net cash used in operating activities	(15,395)	(22,514)	(4,151)	(604)

Cash flows from investing activities:
Cash paid for long term investments	(1,842)	-	-	-
Cash received from sale of short-term investment	26,828	-	-	-

Net cash provided by investing activities	24,986	-	-	-

Cash flows from financing activities:
Proceeds from employee share options exercised	5,427	-	-	-
Payment for repurchase of ordinary shares	(39,402)	-	-	-

Net cash used in financing activities	(33,975)	-	-	-

Net (decrease)/increase in cash and cash equivalents	(24,384)	(22,514)	4,151	604
Cash and cash equivalents at beginning of the year	46,363	24,463	1,141	166
Effect of foreign exchange rate changes on cash	2,484	(808)	3,163	460
Cash and cash equivalents at end of the year	24,463	1,141	8,455	1,230

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

(a)	Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company 's consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries and VIEs. The Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the balance sheets as "Investment in subsidiaries" and share of their income as "Share of losses from subsidiaries and Consolidated VIEs" on the statements of comprehensive loss. The PRC subsidiary and VIEs have restrictions on their ability to pay dividends to the Company under PRC laws and regulations (Note 22). The subsidiaries and VIEs did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b)	Commitments

The Company does not have significant commitments or long-term obligations as of any of the periods presented.