Form 20-F/A
period 2018-12-31
ChinaCache International Holdings Ltd.
filed 2019-12-02
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment to No. 1

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

    Yes  ☐    No  ☒

 EXPLANATORY NOTE

ChinaCache International Holdings Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2018 (the “Original 20-F”) solely for the purposes of including (1) Added a paragraph, which should be included in Original 20-F but omitted by mistake, in “Item 18. Financial Statements – Note 22 Related Party Balances and Transactions”, (2) an update of our ordinary shares number outstanding as of November 29, 2019 instead of March 31, 2019, in “Item 7. Major Shareholders and Related Party Transactions”, (3) an unreconciled number as well as total amount in the table for share-based compensation expenses in “Item 3. Key Information – A. Selected Financial Data”, (4) Some minor amendments in “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements”, as to correct errors including typo, decimal digits, rounding and percentages, etc. and (5) The “Consent of Independent Registered Public Accounting Firm” in Exhibit 15.3 and the Letter dated as of December 2, 2019 from Marcum Bernstein & Pinchuk LLP are also amended accordingly.

Except as described above, this Amendment does not modify or update disclosure in, or exhibits to the Original 20-F. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time the Original 20-F was filed.

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

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Loss Data:
Net Revenues:
Third party customers	1,384,273	1,353,627	1,054,235	852,568	922,591	134,185
A related party customer	—	—	—	—	—	—
Total Net Revenues:	1,384,273	1,353,627	1,054,235	852,568	922,591	134,185
Cost of revenues(1)(3)	(966,558)	(1,041,412)	(1,077,810)	(781,822)	(666,162)	(96,889)
Gross profit (loss)	417,715	312,215	(23,575)	70,746	256,429	37,296
Other operating income (loss)	—	13,911	(19,044)	(19,483)	(27,352)	(3,978)
Operating expenses:(1)
Sales and marketing expenses(1)	(127,843)	(115,621)	(93,603)	(61,770)	(36,428)	(5,298)
General and administrative expenses(1)	(144,003)	(202,518)	(256,007)	(142,721)	(128,331)	(18,665)
Provision (recovery of provision) for doubtful accounts receivable	(46,977)	3,892	(9,010)	(17,514)	(1,050)	(153)
Transaction tax on assets transfer	—	(27,733)	—	—	—	—
Research and development expenses(1)	(116,381)	(103,110)	(104,018)	(81,748)	(68,412)	(9,950)

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Comprehensive Loss Data:
Impairment of long-lived assets	—	—	(399,094)	(21,757)	—	—
Impairment of long-term investment	—	—	(18,240)	(3,690)	—	—
Operating loss	(17,489)	(118,964)	(922,591)	(277,937)	(5,144)	(748)
Interest income	5,529	4,618	4,669	1,430	354	52
Interest expense	(8,220)	(13,158)	(11,647)	(18,665)	(33,543)	(4,879)
Other (expense) income	6,298	2,991	5,336	(5,303)	8,331	1,212
Foreign exchange (loss) gain	3,944	13,164	14,209	(11,043)	4,200	611
Loss from continuing operations before income taxes	(9,938)	(111,349)	(910,024)	(311,518)	(25,802)	(3,752)
Income tax (expense) benefit	3,097	22,614	(4,229)	(59,648)	(11)	(2)
Net loss	(6,841)	(88,735)	(914,253)	(371,166)	(25,813)	(3,754)
Net loss attributable to the non-controlling interest	—	(44)	(776)	(2,005)	(1,395)	(203)
Net loss attributable to the Company’s shareholders	(6,841)	(88,691)	(913,477)	(369,161)	(24,418)	(3,551)
Loss per ordinary share:
Basic	(0.02)	(0.22)	(2.24)	(0.87)	(0.06)	(0.01)
Diluted	(0.02)	(0.22)	(2.24)	(0.87)	(0.06)	(0.01)
Loss per ADS(2)
Basic	(0.27)	(3.49)	(35.84)	(13.92)	(0.76)	(0.11)
Diluted	(0.27)	(3.49)	(35.84)	(13.92)	(0.76)	(0.11)
Shares used in basic loss per share computation	403,401,928	407,149,509	408,189,722	425,589,746	426,809,567	426,809,567
Shares used in diluted loss per share computation	403,401,928	407,149,509	408,189,722	425,589,746	426,809,567	426,809,567

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	951	3,670	5,961	490	551	80
Sales and marketing expenses	2,167	2,882	2,753	254	220	32
General and administrative expenses	10,612	38,796	72,483	9,630	2,262	329
Research and development expenses	3,307	3,258	3,828	562	1,124	163
Total share-based compensation expenses included in cost of revenues and operating expenses	17,037	48,606	85,025	10,936	4,157	604

(2)	Each ADS represents 16 ordinary shares.

(3)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	375,879	606,796	134,924	106,708	41,127	5,982
Restricted Cash					5,461	794
Accounts receivable, net	319,494	243,431	190,587	161,043	210,476	30,612
Assets held for sale	—	1,060,543	1,285,961	581,731	581,350	84,554
Total current assets	864,815	1,986,857	1,735,143	1,064,491	1,010,747	147,006
Property, plant and equipment, net	418,886	499,946	—	53,326	415,067	60,369
Cloud infrastructure construction in progress	283,475	—	—	416,352	289,280	42,074
Intangible assets, net	10,321	10,898	—	165	143	21
Total assets	1,731,208	2,618,616	1,805,827	1,606,035	1,845,869	268,471
Liabilities held for sale	—	1,014,449	1,318,136	3,888	7,991	1,162
Total current liabilities	864,105	1,779,700	1,893,188	1,887,363	2,015,567	293,152
Total liabilities	896,261	1,896,929	1,948,347	2,106,942	2,385,847	347,006
Total shareholders’ equity	834,947	721,687	(142,520)	(500,907)	(539,978)	(78,537)

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

We had net losses in recent years. For the three years ended December 31, 2016, 2017 and 2018, our net loss was RMB914.3 million, RMB371.2 million and RMB25.8 million (US$3.8 million), respectively. As of December 31, 2018, we had an accumulated deficit of RMB2,100.6 million (US$305.5 million) and a deficit in working capital of RMB1,004.8 million (US$146.1 million). In 2018, we had net cash used in operating activities of RMB41. 7 million (US$6.1 million), net cash used in investing activities of RMB160.8 million (US$23.4 million) and net cash provided by financing activities of RMB140.6 million (US$20.4 million). We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the construction and successful operation of our cloud infrastructure projects, the timely collection of payment from our customers and the availability of additional funding. In the next twelve months, we will use the cash inflows to be funded by a combination of sources, including a) the advance of RMB80 million (US$11.6 million) to be received from a third party buyer for a selling cloud infrastructure building under construction and later another RMB1,150 million (US$16.7 million) for the completion of the whole deal, b) improvement in the net cash inflow from the CDN operations as we plan to locate more new customers from 2020 and control its operating costs and negotiate with vendors for more favorable payment terms, we expect to have sufficient capital to meet our anticipated working capital requirements and capital expenditure for at least the next 12 months.

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

In November 2012, Beijing Blue I.T. was recognized as a “high and new- technology enterprise” and was eligible for a preferential tax rate of 15% effective retrospectively from 2012 to 2014. In July 2015, Beijing Blue I.T. was recognized as a “high and new- technology enterprise” again and became eligible for a preferential tax rate of 15% effective from 2015 to 2017. In October 2018, Beijing Blue I.T. was recognized as a “high and new- technology enterprise” once again and became eligible for a preferential tax rate of 15% effective from 2018 to 2021.

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

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011. As of December 31, 2018, there were outstanding options to purchase 37,369,229 of our ordinary shares and 67,691,120 vested restricted share units granted in accordance with these plans. See “Item 6 Directors, Senior Management and Employees — B. Compensation — Stock Incentive Plans.” For the years ended December 31, 2016 ,2017 and 2018, we recorded RMB85.0 million, RMB10.9 million and RMB 4.2 million (US$0.6million), respectively, in share-based compensation expenses for employees. If we grant more stock options or restricted share units to attract and retain key personnel, the expenses associated with share based compensation may adversely affect our results of operations. However, if we do not grant stock options or restricted share units or reduce the number of stock options or restricted share units that we grant, we may not be able to attract and retain key personnel.

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

Up to December 31, 2018, we have ten sales units, with each of these sales units providing our services to a particular type of customers. These ten sales units are (1) North China sales unit, (2) East China sales unit, (3) South China sales unit, (4) government sales unit, (5) key account sales unit, (6) key account development unit, (7) Asia sales unit, (8) North America sales unit, (9) Europe sales unit, and (10)IX sales unit.

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

Cost of Revenues and Operating Expenses

The following table  sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues
Third party customers	1,054,235	100%	852,568	100%	922,591	134,185	100%
Total Net Revenues	1,054,235	100%	852,568	100%	922,591	134,185	100%
Cost of revenues(1)(2)
Bandwidth, co-location and storage fees	842,726	79.9%	681,134	79.9%	552,003	80,285	59.8%
Depreciation of network equipment	134,079	12.7%	9,244	1.1%	14,481	2,106	1.6%
Payroll and other compensation costs of network operations personnel	76,702	7.3%	56,455	6.6%	38,176	5,552	4.1%
Other cost of revenues	24,303	2.3%	34,989	4.1%	61,502	8,946	6.7%
Total cost of revenues	1,077,810	102.2%	781,822	91.7%	666,162	96,889	72.2%
Other operating (income) loss	19,044	1.8%	19,483	2.3%	27,352	3,978	3.0%
Operating expenses(1)
Sales and marketing expenses	93,603	8.9%	61,770	7.3%	36,428	5,298	3.9%
General and administrative expenses	256,007	24.3%	142,721	16.7%	128,331	18,665	13.9%
Provision (recovery of provision) for doubtful accounts receivable	9,010	0.8%	17,514	2.1%	1,050	153	0.1%
Research and development expenses	104,018	9.9%	81,748	9.6%	68,412	9,950	7.4%
Impairment of long-lived assets	399,094	37.9%	21,757	2.6%	—	—	—
Impairment of long-term investments	18,240	1.7%	3,690	0.4%	—	—	—
Total operating expenses	879,972	83.5%	329,200	38.7%	234,221	34,066	25.3%

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	5,961	7%	490	4.5%	551	80	13.3%
Sales and marketing expenses	2,753	3.2%	254	2.3%	220	32	5.3%
General and administrative expenses	72,483	85.3%	9,630	88.1%	2,262	329	54.4%
Research and development expenses	3,828	4.5%	562	5.1%	1,124	163	27.0. %
Total share-based compensation expenses included in cost of revenues and operating expenses	85,025	100%	10,936	100%	4,157	604	100%

(2)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

Cost of Revenues

Our cost of revenues primarily consists principally of the following:

•	bandwidth, co-location and storage fees;

•	depreciation of network equipment;

•	payroll and other compensation costs of network operations personnel; and

•	other cost and expenses that are directly attributable to the provisions of our content and application delivery total solutions.

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

We fully impaired the net value of our property and equipment and intangible assets excluding those of new business of CHN-IX as of December 31, 2018.

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

In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. On October 14, 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments, or Circular 35, which will become effective on January 1, 2020 and concurrently abolish Circular 60. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Circular 60. Accordingly, ChinaCache (Hong Kong), our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from ChinaCache Beijing and Xin Run, our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, Circular 60 and Circular 9, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

	2016		2017		2018
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Net revenues	1,054,235	100%	852,568	100%	922,591	134,185	100%
Cost of revenues(1)(2)	(1,077,810)	-102.2%	(781,822)	-91.7%	(666,162)	(96,889)	-72.2%
Gross profit (loss)	(23,575)	-2.2%	70,746	8.3%	256,429	37,296	27.8%
Other operating income (loss)	(19,044)	-1.8%	(19,483)	-2.3%	(27,352)	(3,978)	-3.0%
Operating expenses(1)
Sales and marketing expenses(1)	(93,603)	-8.9%	(61,770)	-7.3%	(36,428)	(5,298)	-3.9%
General and administrative expenses(1)	(256,007)	-24.3%	(142,721)	-16.7%	(128,331)	(18,665)	-13.9%
Provision (recovery of provision) for doubtful accounts receivable	(9,010)	-0.8%	(17,514)	-2.1%	(1,050)	(153)	-0.1%
Research and development expenses(1)	(104,018)	-9.9%	(81,748)	-9.6%	(68,412)	(9,950)	-7.4%
Impairment of long-lived assets	(399,094)	-37.9%	(21,757)	-2.6%	—	—	—
Impairment of long term investments	(18,240)	-1.7%	(3,690)	-0.4%	—	—	—
Total operating expenses	(879,972)	-83.5%	(329,200)	-38.6%	(234,221)	(34,066)	-25.4%
Operating loss	(922,591)	-87.5%	(277,937)	-32.6%	(5,144)	(748)	-0.6%
Interest income	4,669	0.4%	1,430	0.2%	354	52	0.0%
Interest expense	(11,647)	-1.1%	(18,665)	-2.2%	(33,543)	(4,879)	-3.6%
Other income/ (loss)	5,336	0.5%	(5,303)	-0.6%	8,331	1,212	0.9%
Foreign exchange gain/ (loss), net	14,209	1.4%	(11,043)	-1.3%	4,200	611	0.5%
Loss before income taxes	(910,024)	-86.3%	(311,518)	-36.5%	(25,802)	(3,752)	-2.8%
Income tax benefit (expense)	(4,229)	-0.4%	(59,648)	-7.0%	(11)	(2)	0.0%
Net loss	(914,253)	-86.7%	(371,166)	-43.5%	(25,813)	(3,754)	-2.8%
Net loss attributable to the noncontrolling interest	(776)	-0.1%	(2,005)	-0.2%	(1,395)	(203)	-0.2%
Net loss attributable to ChinaCache	(913,477)	-86.6%	(369,161)	-43.3%	(24,418)	(3,551)	-2.6%

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	5,961	490	551	80
Sales and marketing expenses	2,753	254	220	32
General and administrative expenses	72,483	9,630	2,262	329
Research and development expenses	3,828	562	1,124	163
Total share-based compensation expense included in cost of revenues and operating expenses	85,025	10,936	4,157	604

(2)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues increased by 8.2% from RMB852.6 million for the year ended December 31, 2017 to RMB922.6 million (US$134.2 million) for the year ended December 31, 2018. The increase was primarily due to increase in high value customers and increase in sales volume.

Cost of Revenues

Our cost of revenues decreased by 14.8% from RMB781.8million for the year ended December 31, 2017 to RMB666.2 million (US$96.9 million) for the year ended December 31, 2018. The decrease was primarily due to a decrease in our bandwidth, co-location and storage fees of RMB129.1 million (US$18.8 million) or 19.0%, a decrease of our payroll and other compensation costs of network operations personnel of RMB18.3million (US$2.7 million) or 32.4%. However, the decrease is partially set off by an increase in depreciation of network equipment and amortization of intangible assets of RMB5.2 million (US$0.8 million) or 56.7%. Cost of revenues included share-based compensation expenses of RMB0.5 million (US$0.1 million) for the year ended December 31, 2018, compared to RMB0.5 million for the year ended December 31, 2017.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Bandwidth, co-location and storage fees	681,134	552,003	80,285
Depreciation of network equipment and amortization of intangible assets	9,244	14,481	2,106
Payroll and other compensation costs of network operations personnel	56,455	38,176	5,552
Other cost of revenues	34,989	61,502	8,946
Total cost of revenues	781,822	666,162	96,889

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 29, 2019, by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of March 31, 2019 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 429,608,977 ordinary shares outstanding as of November 29, 2019 for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following November 29, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

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

To our knowledge, as of November 29, 2019, 386,583,680 of our ordinary shares, or approximately 90% of our total outstanding ordinary shares, was held by one of our record holders The number of beneficial owners of our ADSs in the U.S. is likely to be much larger than the number of record holders of our ordinary shares in the U.S. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

In April 2019, a trading company filed a lawsuit against our PRC subsidiary, Xin Run, in the Beijing No.4 Intermediate People’s Court, requesting Xin Run to pay purchase price and relevant liquidated damage in a total amount of approximately RMB37.2 million. In June 2019, Xin Run and such trading company reached an agreement for settlement of the case, under which Xin Run agrees to pay such trading company purchase price of RMB20.2 million and the relating interest of RMB6.0million. However, Xin Run has not fully performed its payment obligations under such agreement. The Company has accrued the amount as other payables, however, Xin Run only settled RMB2.0 million subsequently.

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

In September 2019, a branch of a telecommunication company filed a lawsuit against Beijing Blue I.T. in the Xianyang Qindu District People’s Court, requesting Beijing Blue I.T. to pay overdue service fees and liquidated damage in a total amount of approximately RMB12 million. In November 2019, this case was mediated by the court and Beijing Blue I.T. agrees to pay the plaintiff service fees of approximately RMB5.4 million and liquidated damage of approximately RMB2.2 million.

In October 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB20.5 million. We filed a motion to dismiss for lack of jurisdiction. However, we were notified by the court that our motion was rejected and certain real property of Xin Run was sealed up by the court. As of the date hereof, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued the amount as other payables.

In November 2019, a commercial bank filed a lawsuit with respect to financial loan agreement dispute against Xin Run, Mr. Song Wang and Ms. Jean Xiaohong Kou in the Fushun Intermediate People's Court of Liaoning Province. As of the date hereof, we have not received any documents relating to this lawsuit from the court.

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

On September 29, 2018, Xin Run entered into a financial lease contract with Beijing Yizhuang International Financial Lease Co., Ltd., or Yizhuang International, under which, Xin Run agrees to sell certain equipment to Yizhuang International for a consideration of RMB25 million and to lease such equipment and assets from Yizhuang International for a term of 3 years, and the estimated total consideration for such lease is approximately RMB27.5 million. On the same day, Xin Run and Yizhuang International entered into a separate financial lease contract with similar arrangements, under which Xin Run agrees to sell certain equipment to Yizhuang International for a consideration of RMB9 million and to lease such equipment and assets from Yizhuang International for a term of 3 years, and the estimated total consideration for such lease is approximately RMB11 million. The fulfillment of Xin Run’s obligation under these financial lease contracts was guaranteed by certain equipment of Xin Run, certain equity interest of Xin Run held by ChinaCache HK and certain accounts receivable of Beijing Blue I.T., and meanwhile, Mr. Song Wang and Ms. Jean Xiaohong Kou provided guarantee to fulfillment of Xin Run’s obligation under these financial lease contracts.

On November 9, 2018, Xin Run entered into a financial lease contract with Shunyi Construction Investment (Tianjin) Financial Lease Co., Ltd., or Shunyi Construction Investment, under which, Xin Run agrees to sell certain equipment and other assets to Shunyi Construction Investment for a consideration of RMB39 million and to lease such equipment and assets from Shunyi Construction Investment for a term of 3 years, and the estimated total consideration for such lease is approximately RMB44.5 million. The fulfillment of Xin Run’s obligation under such financial lease contract was guaranteed by certain real property, land use right and equipment owned by Xin Run, and meanwhile, Beijing Blue I.T., Mr. Song Wang and Ms. Yating Yan provided guarantee to fulfillment of Xin Run’s obligation under this financial lease contract.

On December 27, 2018, Xin Run entered into a financial lease contract with Shunyi Construction Investment, under which, Xin Run agrees to sell certain equipment and other assets to Shunyi Construction Investment for a consideration of RMB11 million and to lease such equipment and assets from Shunyi Construction Investment for a term of 3 years, and the estimated total consideration for such lease is approximately RMB12.5 million. The fulfillment of Xin Run’s obligation under such financial lease contract was guaranteed by certain real property, land use right and equipment owned by Xin Run, and meanwhile, Beijing Blue I.T., Mr. Song Wang and Ms. Yating Yan provided guarantee to fulfillment of Xin Run’s obligation under this financial lease contract.

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ChinaCache International Holdings Limited are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-169288))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
2.3	Deposit Agreement dated September 30, 2010, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-172962))

3.1	Certificate of Designation for the Company’s Series A Junior Participating Preferred Shares, dated May 9, 2018 (incorporated herein by reference to Exhibit 3.1 to the Form 6-K filed on May 10, 2018 (File No. 001-34873))

4.1	Third Amended and Restated Investors’ Rights Agreement dated August 13, 2010, among the Registrant, Series A, B and C investors, and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.2	2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.3	2008 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.4	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.5	2011 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.6	Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.7	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.8	English translation of Loan Agreement dated September 23, 2005, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.9	English translation of Supplementary Agreement to Loan Agreement dated May 10, 2010, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.10	Loan Agreements dated January 20, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)

4.11	English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.12	English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333169288))

4.13	English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.14	English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.15	English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.16	English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.17	English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.18	English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.19	Exclusive Option Agreements dated January 20, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)

4.20	English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.21	English translation of Supplementary Agreements to Loan Agreements dated May 10, 2010, among the Registrant, ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.22	English translation of Supplementary Agreements to Loan Agreements dated December 3, 2012, between ChinaCache Beijing and the two shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.23	English translation of Loan Assignment Agreement dated July 1, 2013, between Xinxin Zheng and Lei Wang (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.24	English translation of the Share Pledge Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.25	English translation of the Share Pledge Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.26	English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.27	English translation of the Power of Attorney dated July 1, 2013 by Lei Wang (incorporated by reference to Exhibit 4.30 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.28	English translation of the Exclusive Option Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.29	English translation of the Exclusive Option Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.32 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.30	English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F1, as amended (File No. 333-169288))

4.31	English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.32	Written Confirmation Concerning Extension of Term of Certain Agreements, dated September 20, 2010 (incorporated by reference to Exhibit 4.37 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.33	Securities Purchase Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.34	Registration Rights Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.35	Form of Share Repurchase Agreements, dated February 28, 2014, by and among the Registrant and the investors as listed at the end of the form and material terms of each Share Repurchase Agreement (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.36	English summary of Cooperation Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Federation of Supply and Marketing Cooperatives (incorporated by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.37	English summary of Lease Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Blue I.T. Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.38	English summary of Framework Agreement for the Transfer of the Equipment Building and Memorandum dated April 10, 2014, and Payment Agreement No. 1 and Payment Agreement No. 2, dated April 11, 2014 and January 26, 2015, respectively, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd. (incorporated by reference to Exhibit 4.36 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.39	Loan Agreements dated December 19, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.39 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.40	Exclusive Option Agreements dated December 19, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.40 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.41	Supplemental Agreements to the Share Pledge Agreements dated December 19, 2016, among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated by reference to Exhibit 4.41 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.42	English translation of Share Transfer Agreement dated March 5, 2017, among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited and Xin Run. (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.43	Powers of Attorney dated December 19, 2016, by the shareholders of Beijing Blue I.T. (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.44	English translation of the Comprehensive Facility Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.45	English translation of the Fixed Asset Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.45 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

Exhibit Number	Description of Document
4.46	English translation of the Contract for Mortgage of Maximum Amount dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.46 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.47	English translation of the Working Capital Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.47 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.48	English translation of the Contract for Guarantee of Maximum Amount in favor of ChinaCache Xin Run Technology (Beijing) Co., Ltd. dated October 30, 2017, by and between Song Wang and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.48 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.49	English translation of the Termination Agreement, dated March 23, 2018, by and among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited, Song Wang, Jean Xiaohong Kou and Xin Run (incorporated by reference to Exhibit 4.49 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.50	English summary of Framework Agreement for the Transfer of 100% Equity Interest in Beijing Shuoge Technology Co., Ltd., dated December 29, 2017, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd. (incorporated by reference to Exhibit 4.50 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.51	English translation of the Loan Contract dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.51 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.52	English translation of the Pledge Agreement dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.52 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.53	English translation of the Guarantee Agreement dated December 21, 2017, by and among Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch, Song Wang and Jean Xiaohong Kou (incorporated by reference to Exhibit 4.53 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.54	English translation of the Property Supervision Agreement dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.54 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.55	Rights Agreement, dated as of May 9, 2018, between ChinaCache International Holdings Ltd. and American Stock Transfer & Trust Company, LLC, which includes the form of Rights Certificate as Exhibit A, the form of Summary of Rights as Exhibit B and the form of Certificate of Designation as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed on May 10, 2018 (File No. 001-34873))

4.56	English translation of the Agreement on Transfer of 100% Equity Interests in Beijing Shuoge Technology Co., Ltd., dated April 3, 2019, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and People.cn Co., Ltd. (incorporated herein by reference to Exhibit 4.56 to the Form 20-F filed on November 29, 2019 (File No. 001-34873))

4.57	English translation of the Debt Acknowledgement and Repayment Schedule Agreement, dated April 3, 2019, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and People.cn Co., Ltd. (incorporated herein by reference to Exhibit 4.57 to the Form 20-F filed on November 29, 2019 (File No. 001-34873))

4.58	English translation of the Mortgage Contract, dated April 3, 2019, among ChinaCache Xin Run Technology (Beijing) Co., Ltd., People.cn Co., Ltd., and Beijing Blue I.T. Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.58 to the Form 20-F filed on November 29, 2019 (File No. 001-34873))

8.1	List of Subsidiaries and Consolidated Affiliated Entities (incorporated by reference to Exhibit 8.1 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

11.1	Amended and Restated Code of Business Conduct and Ethics, adopted on November 4, 2016 (incorporated by reference to Exhibit 11.1 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Conyers Dill & Pearman

15.2	Consent of Han Kun Law Offices

15.3	Consent of Marcum Bernstein & Pinchuk LLP

15.4	Letter dated as of December 2, 2019 from Marcum Bernstein & Pinchuk LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

ChinaCache International Holdings Ltd.

	By:	/s/ Bin Liu
Name: Bin Liu
Title: Acting Chief Executive Officer

Date: December 02, 2019

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

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows (Continued)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Interest paid	(10,267)	(16,416)	-	-
Interest received	4,669	1,430	354	52

Supplemental disclosures of non-cash activities:
Acquisition of property and equipment included in accrued expenses and other payables	(16,397)	(257,375)	(393,287)	(57,201)
Acquisition of property and equipment through capital leases	59,234	65,824	-	-
Share settlement of individual income tax on exercise of options			18,035	2,623

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

Legal compliance

Assessing the legal validity and compliance of these above noted arrangements are a precursor to the Company’s ability to consolidate the results of operations and financial condition of its VIEs. In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the VIEs are in compliance with existing PRC laws and regulations; (ii) each of the currently effective documents under the contractual arrangements among the Company, the Group’s PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

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

Pursuant to Board of Directors' resolutions on December 18, 2014 ("2014 Share Repurchase Plan"), August 24, 2015 ("August 2015 Share Repurchase Plan") and December 28, 2015 ("December 2015 Share Repurchase Plan"), the Company's management is authorized to repurchase up to US$10 million, US$6 million and US$5 million of the Company's ADSs (each ADS represent 16 ordinary shares), respectively. Each of the share repurchase plan is effective for 12 months.

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

(ii)

Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Group’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network. There can be no assurance that the Group are adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Group has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Group requires may result in a reduction in, or interruption of, service to its customers. For the years ended on December 31, 2016, 2017 and 2018, 82%, 81% and 52% of bandwidth resources in term of costs were leased from the top three major PRC suppliers.

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

Subsequently, all the buildings were sealed up by the court due to the lawsuits by the end of November, 2019 (Note 27).

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

Subsequently, all the land use right (excluding land use right held by Beijing Shuo Ge and Beijing Zhao Du) were sealed up by the court due to the lawsuits (Note 27) on August 1, 2019.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

10.	Assets held for sale / Liabilities held for sale (continued)

The major classes of assets and liabilities held for sale were as follows:

	December 31,
	2017	2018
	RMB’000	RMB’000	US$’000
Cash and cash equivalents	1	1	-
Prepaid expenses and other current assets	15,478	15,478	2,252
Amounts due from the Company	737	737	107
Property and equipment	550,606	550,225	80,027
Land use right, net	14,909	14,909	2,168
Assets held for sale	581,731	581,350	84,554
Accrued expenses and other current liabilities	1,863	5,293	770
Amounts due to the Company	2,025	2,698	392
Liabilities held for sale	3,888	7,991	1,162

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

As the Group failed to repay the loan installment according to the payment schedule, and assets pledged were sealed up, both Bank B and C required the Group to repay the remaining loan (Note 27) on October 28 and October 30, 2019, respectively. The Group was still in the progress negotiating with Bank B and C for new payment schedule.

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

(a)	Options Granted to Employees

The following table summarized the Group’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2017	10,938,077	0.25	4.59	76

Vested and expected to vest at January 1, 2017	10,938,077	0.25	4.59	76

Granted	15,080,000	0.07
Forfeited	(904,720)	0.27

Outstanding, December 31, 2017	25,113,357	0.14	7.26	586

Vested and expected to vest at December 31, 2017	25,113,357	0.14	7.26	586

Exercisable at December 31, 2017	16,918,975	0.22	6.14	312

Granted	17,600,000	0.06
Exercised	(1,096,896)	0.08
Forfeited	(4,247,232)	0.06

Outstanding, December 31, 2018	37,369,229	0.11	7.81	2

Vested and expected to vest at December 31, 2018	37,369,229	0.11	7.81	2

Exercisable at December 31, 2018	16,222,688	0.17	5.93	2

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

18.	SHARE-BASED COMPENSATION (CONTINUED)

(a)	Options Granted to Employees (continued)

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

A total compensation expense relating to all options and restricted share units recognized for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the years ended December 31,
	2016	2017	2018
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000

Cost of revenues	5,961	490	551	80
Sales and marketing expenses	2,753	254	220	32
General and administration expenses	72,483	9,630	2,262	329
Research and development expenses	3,828	562	1,124	163

	85,025	10,936	4,157	604

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The movement of accumulated other comprehensive income is as follows:

		Foreign currency translation	Unrealized/ (realized) holding gain on available- for-sale investments	Total
	Note	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2017		(189)	905	716
Other comprehensive (loss)/income before reclassification		2,748	(4,195)	(1,447)
Amounts reclassified from accumulated other comprehensive income		-	3,290	3,290
Balance as of December 31, 2017		2,559	-	2,559
Other comprehensive income/(loss) before reclassification		(1,037)	-	(1,037)
Amounts reclassified from accumulated other comprehensive income		-	-	-
Balance as of December 31, 2018		1,522	-	1,522
Balance as of December 31, 2018, in US$		221	-	221

20.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

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

The Group had the following related party balances as of December 31, 2018 and related party transactions during the year then ended:

	Mr. Wang Song	Ms. Kou Xiaohong	Total
Balance as of January 1, 2016, and December 31 2016, 2017	-	(18)	(18)
Expense paid on behalf of the Group	(328)	-	(328)
Expense Reimbursement payment	277	-	277
Balance as of December 31, 2018	(51)	(18)	(69)
Balance as of December 31, 2018 (US$’000)	(7)	(3)	(10)

In March 2017, the Group entered into a set of definitive agreements for Xin Run, pursuant to which Tianjin Shuishan, Shanghai Qiaoyong and Tianjin Dingsheng will purchase 47.7%, 26.3% and 5.0%, respectively of the equity interest in Xin Run for a consideration of RMB133.5 million, RMB73.7 million and RMB14.0 million, respectively. Tianjin Shuishan is owned by Mr. Wang Song and Ms. Kou Xiaohong. On December 28, 2017, the board approved to terminate the transfer. On March 23, 2018, the Group entered into a termination agreement with relevant parties and terminated the equity transfer of Xin Run.

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

In August 2017, a subsidiary of the Company, Xin Run, initiated a lawsuit against BFSMC in Beijing, arising out of the sales of data center buildings. Xin Run sought the payment of purchase price in the amount of RMB105.6 million and the relating interest. In September 2017, BFSMC filed the statement of defense and made a counterclaim, claiming, among others, the late delivery penalties and relating losses in the total amount of approximately RMB50.5 million. Thereafter Xin Run filed a motion to dismiss BFSMC’s counterclaim arguing that the court does not have the jurisdiction. In April 2018, Xin Run were notified by the court that its motion was dismissed and as a result, the lawsuit is currently pending. In addition, Xin Run’s bank deposits and other assets in a total amount of approximately RMB50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, Xin Run amended its claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. Management is of the view that these proceedings are still pending, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

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

In October 2019, Bank B sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loans amounted to RMB 170 million and related unpaid interest immediately, as the buildings and land use right that pledged to Bank B has been sealed up by the court, the bank account in Bank B has been frozen, and Xin Run did not made repayment of loans according to the repayment plan, which violated the bank facility agreement. And Xin Run did not repay the bank loan yet.

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

In July 2017, a claim was raised by a construction company of the cloud infrastructure against Xin Run, for the alleged non-payment of construction fees of RMB73.9 million and the relating interest. In July 2019, this construction company and Xin Run reached an agreement under the mediation of the Court of Second Instance to settle this case. Xin Run should pay RMB33.7 million to this construction company. The Company has fully accrued the amount as liability accordingly. In August 2019, Xin Run repaid RMB10 million, but it did not repay the remaining balance subsequently. According to the agreement, if Xin Run does not settle the payment on time, it should be doubled the relating interest for the delaying days. In November 2019, the construction company has applied to the competent court for compulsory execution.

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

In October 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB20.5 million. Xin Run filed a motion to dismiss for lack of jurisdiction. However, Xin Run were notified by the court that its motion was rejected and certain real-property of Xin Run was sealed up by the court. As of the date hereof, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued the amount as other payables.

In November 2019, bank B filed a lawsuit with respect to financial loan agreement dispute against Xin Run, Mr. Song Wang and Ms. Jean Xiaohong Kou in the Fushun Intermediate People's Court of Liaoning Province. As of the date hereof, the Group has not received the any documents relating to this lawsuit from the court.

In addition, according to court decisions issued in certain legal proceedings, an aggregate amount of RMB12.0 million and RMB4.3 million in bank accounts of Beijing Blue I.T. and Xin Run, is currently frozen and restricted to be used, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

ConDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,141	8,455	1,230
Prepaid expenses and other current assets	1,647	2,283	332

Total current assets	2,788	10,738	1,562

Non-current assets:
Long term investments	20,045	20,045	2,915
Investments in subsidiaries and consolidated VIEs	(514,022)	(565,557)	(82,257)

Total non-current assets	(493,977)	(545,512)	(79,342)

TOTAL ASSETS	(491,189)	(534,774)	(77,780)

LIABILITIES AND SHAREHOLDERS’ DEFECIT:
Current liabilities:
Accrued expenses and other payables	7,398	1,489	217

Total current liabilities	7,398	1,489	217

Total liabilities	7,398	1,489	217

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 426,267,345 and 429,404,977 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	338	338	49
Additional paid-in capital	1,573,341	1,579,153	229,678
Treasury stock	-	(18,033)	(2,623)
Statutory reserves	1,326	1,326	193
Accumulated deficit	(2,076,151)	(2,100,569)	(305,515)
Accumulated other comprehensive income	2,559	1,522	221
Total shareholders’ deficit	(498,587)	(536,263)	(77,997)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	(491,189)	(534,774)	(77,780)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT company (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

General and administrative expenses	(21,314)	(10,986)	(8,551)	(1,244)
Research and development expenses	-	-	-	-
Impairment of long-term investments	(12,240)	(3,290)	-	-

Operating loss	(33,554)	(14,276)	(8,551)	(1,244)

Interest income	18	-	5	1
Other income	6,593	14,384	21,662	3,151
Foreign exchange gain/(loss)	14,209	(11,043)	4,200	611
Share of losses from subsidiaries and consolidated VIEs	(900,743)	(358,226)	(41,734)	(6,070)

Loss before income taxes	(913,477)	(369,161)	(24,418)	(3,551)
Income tax expense	-	-	-	-

Net loss	(913,477)	(369,161)	(24,418)	(3,551)

Foreign currency translation	(293)	2,748	(1,037)	(151)
Unrealized gain/(loss) from available-for-sale investments	659	(4,195)	-	-
Amounts reclassified from accumulated other comprehensive income	(3,552)	3,290	-	-

Total other comprehensive (loss)/income, net of tax	(3,186)	1,843	(1,037)	(151)
Comprehensive loss	(916,663)	(367,318)	(25,455)	(3,702)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT company (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net cash used in operating activities	(15,395)	(22,514)	(4,151)	(604)

Cash flows from investing activities:
Cash paid for long term investments	(1,842)	-	-	-
Cash received from sale of short-term investment	26,828	-	-	-

Net cash provided by investing activities	24,986	-	-	-

Cash flows from financing activities:
Proceeds from employee share options exercised	5,427	-	-	-
Payment for repurchase of ordinary shares	(39,402)	-	-	-

Net cash used in financing activities	(33,975)	-	-	-

Net (decrease)/increase in cash and cash equivalents	(24,384)	(22,514)	4,151	604
Cash and cash equivalents at beginning of the year	46,363	24,463	1,141	166
Effect of foreign exchange rate changes on cash	2,484	(808)	3,163	460
Cash and cash equivalents at end of the year	24,463	1,141	8,455	1,230

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

(a)	Basis of presentation

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