Form 20-F
period 2019-12-31
ChinaCache International Holdings Ltd.
filed 2020-03-31
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

Xiaoqiang, Wei, Chief Executive Officer

Tel: +86 (10) 6408 5088

Fax: +86 (10) 6408 5888

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American depositary shares, each representing 16 ordinary shares	None
Ordinary shares, par value US$0.0001 per share*	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

436,656,529 ordinary shares, par value US$0.0001 per share, as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Emerging growth company ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☑

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purpose of this annual report only:

·	“ADSs” refers to American depositary shares, each of which represents 16 ordinary shares;

·	“Beijing Blue I.T.” means Beijing Blue I.T. Technologies Co., Ltd.;

·	“Beijing Jingtian” means Beijing Jingtian Technologies Co., Ltd.;

·	“ChinaCache,” “we,” “us,” “our company,” and “our” refer to ChinaCache International Holdings Ltd., its subsidiaries and its consolidated variable interest entities;

·	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;

·	“ChinaCache Beijing” means ChinaCache Network Technology (Beijing) Co., Limited;

·	“ChinaCache Hong Kong” means ChinaCache Networks (Hong Kong) Limited;

·	“ChinaCache Shouming” means ChinaCache Shouming Technology (Beijing) Co., Limited;

·	“RongShen BJ” means ChinaCache RongShen Technology (Beijing) Co., Ltd;

·	“ShenRong BJ” means ChinaCache ShenRong Technology (Beijing) Co., Limited;

·	“ShenRong HongKong” means ChinaCache ShenRong Technology (HongKong) Limited;

·	“Renminbi” or “RMB” refers to the legal currency of China;

·	“U.S.” refers to the United States of America;

·	“U.S. GAAP” refers to generally accepted accounting principles in the U.S.;

·	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the U.S.;

·	“Xin Run” means ChinaCache Xin Run Technology (Beijing) Co., Limited; and

·	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

·	our goals and strategies;

·	our expansion plans;

·	our future business development, financial condition and results of operations;

·	the expected growth of the content and application delivery services market;

·	our expectations regarding demand for, and market acceptance of, our services;

·	our expectations regarding keeping and strengthening our relationships with customers;

·	our plans to invest in research and development to enhance our solution and service offerings; and

·	general economic and business conditions in the regions where we provide our solutions and services.

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

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2017, 2018 and 2019 and our balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the year ended December 31, 2015 and 2016 and our balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Net Revenues:
Third party customers	1,353,627	1,054,235	852,568	922,591	918,628	131,953
Total Net Revenues:	1,353,627	1,054,235	852,568	922,591	918,628	131,953
Cost of revenues (1)(3)	(1,041,412)	(1,077,810)	(781,822)	(666,162)	(689,820)	(99,086)
Gross profit (loss)	312,215	(23,575)	70,746	256,429	228,808	32,867
Other operating income (loss)	13,911	(19,044)	(19,483)	(27,352)	(29,176)	(4,191)
Operating expenses:(1)
Sales and marketing expenses (1)	(115,621)	(93,603)	(61,770)	(36,428)	(36,059)	(5,180)
General and administrative expenses (1)	(202,518)	(256,007)	(142,721)	(128,331)	(152,160)	(21,856)
Recovery of provision (provision) for doubtful accounts receivable	3,892	(9,010)	(17,514)	(1,050)	(8,449)	(1,214)
Transaction tax on assets transfer	(27,733)	—	—	—	—	—
Research and development expenses (1)	(103,110)	(104,018)	(81,748)	(68,412)	(54,059)	(7,765)
Impairment of long-lived assets	—	(399,094)	(21,757)	—	—	—
Impairment of long-term investment	—	(18,240)	(3,690)	—	—	—

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Operations and Comprehensive Loss Data:

Operating loss	(118,964)	(922,591)	(277,937)	(5,144)	(51,095)	(7,339)
Gain from disposal of a subsidiary	-	-	-	-	18,285	2,626
Interest income	4,618	4,669	1,430	354	181	26
Interest expense	(13,158)	(11,647)	(18,665)	(33,543)	(49,924)	(7,171)
Other income (expense), net	2,991	5,336	(5,303)	8,331	36,367	5,224
Foreign exchange gain(loss)	13,164	14,209	(11,043)	4,200	1,448	208
Loss before income taxes	(111,349)	(910,024)	(311,518)	(25,802)	(44,738)	(6,426)
Income tax benefit (expense)	22,614	(4,229)	(59,648)	(11)	(7,967)	(1,144)
Net loss	(88,735)	(914,253)	(371,166)	(25,813)	(52,705)	(7,570)
Net loss attributable to the non-controlling interest	(44)	(776)	(2,005)	(1,395)	(1,034)	(149)
Net loss attributable to the Company’s shareholders	(88,691)	(913,477)	(369,161)	(24,418)	(51,671)	(7,421)
Loss per ordinary share:
Basic and diluted	(0.22)	(2.24)	(0.87)	(0.06)	(0.12)	(0.02)
Loss per ADS (2)
Basic and diluted	(3.49)	(35.84)	(13.92)	(0.96)	(1.92)	(0.32)
Shares used in basic and diluted loss per share computation	407,149,509	408,189,722	425,589,746	426,809,567	436,649,822	436,649,822

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	3,670	5,961	490	551	211	30
Sales and marketing expenses	2,882	2,753	254	220	83	12
General and administrative expenses	38,796	72,483	9,630	2,262	1,114	161
Research and development expenses	3,258	3,828	562	1,124	483	69
Total share-based compensation expenses included in cost of revenues and operating expenses	48,606	85,025	10,936	4,157	1,891	272

(2)	Each ADS represents 16 ordinary shares.

(3)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	As of_ December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	606,796	134,924	106,708	41,127	25,930	3,725
Restricted Cash	—	—	—	5,461	15,214	2,185
Accounts receivable, net	243,431	190,587	161,043	210,476	105,608	15,170
Prepaid expense and other current assets	31,560	70,502	212,984	169,635	117,912	16,937
Assets held for sale	1,060,543	1,285,961	581,731	581,350	342,267	49,164

Total current assets	1,986,857	1,735,143	1,064,491	1,010,747	607,443	87,254
Property, plant and equipment, net	499,946	—	53,326	415,067	396,620	56,971
Cloud infrastructure construction in progress	—	—	416,352	289,280	292,639	42,035
Operating lease right-of-use asset	—	—	—	—	131,408	18,876
Total assets	2,618,616	1,805,827	1,606,035	1,845,869	1,536,180	220,659
Accounts payable	205,593	301,569	367,924	339,263	278,312	39,977
Other payables	30,377	30,674	1,254,375	1,403,854	1,041,553	149,610
Current portion of long-term borrowings	7,180	3,840	32,642	58,355	320,000	45,965
Liabilities held for sale	1,014,449	1,318,136	3,888	7,991	5,131	737
Total current liabilities	1,779,700	1,893,188	1,887,363	2,015,567	1,913,033	274,791
Total liabilities	1,896,929	1,948,347	2,106,942	2,385,847	2,125,957	305,376
Total shareholders’ equity/(deficit)	721,687	(142,520)	(500,907)	(539,978)	(589,777)	(84,717)

Exchange Rate Information

A significant portion of our operations are conducted in China and our revenues are mainly denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2019. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

Period	Period End	Average (1)	Low	High
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
2017	6.5063	6.7350	6.4773	6.9575
2018	6.8755	6.6292	6.2649	6.9737
2019	6.9618	6.9013	6.6822	7.1786

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

We had net losses in recent years. For the three years ended December 31, 2017, 2018 and 2019, our net loss was approximately RMB 371.2 million, RMB 25.8 million and RMB 52.7 million (US$7.6 million), respectively. As of December 31, 2019, we had an accumulated deficit of RMB 2,152.2 million (US$309.2 million) and a deficit in working capital of RMB1,642.7 million (US$236.0 million) excluding net assets held for sale. In 2019, we had net cash provided by operating activities of RMB108.9 million (US$15.7 million), net cash used in investing activities of RMB35.7 million (US$5.1 million) and net cash used in financing activities of RMB78.5million (US$11.3 million). We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the timely collection of payment from our customers and the availability of additional funding. In the next twelve months, we will use the cash inflows to be funded by a combination of sources, including a) estimated consideration of approximately RMB1,830 million (US$262.9 million) from planned disposal of the cloud infrastructure buildings and assets held for sale, b) locating more domestic CDN customers from 2020 to compensate the estimated revenue decrease from US, and controlling its operating costs and negotiating with vendors for more favorable payment terms, we expect to have sufficient capital to meet our anticipated working capital requirements and capital expenditure for at least the next 12 months.

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of our continuing as a going concern. Facts and circumstances including recurring losses, negative working capital and net cash outflows raise substantial doubt about our ability to continue as a going concern. In particular, there can be no assurance that the credit facilities can be drawn down in a timely manner, the cash flows from CDN operations, disposal of the cloud infrastructure buildings and assets held for sale can be improved as planned or the afore-mentioned financing measures can be achieved as expected. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to raise new capital or to continue our operations.

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

We invest heavily in capital equipment and infrastructure to increase our network capacity. For example, had capital expenditures of RMB45.7 million, RMB 336.1 million and RMB59.8 million (US$8.4 million) in 2017, 2018 and 2019, respectively, which relate to our additions of intangible assets, property and equipment as well as construction in progress. In 2019 and beyond, we may increase our costs and expenses, including additional bandwidth, servers and other equipment. In particular, we plan to further customized service to our clients, which may depend on more R&D investment. However, since there is uncertainty of the transformation of technologies into products and services, we cannot assure you that the costs and expenses consumed will benefit us as expected. Furthermore, our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

Pricing Structure and related costs

For IDC operations, it may be affected by our ability to operate our data center efficiently in terms of power consumption. Our data center requires significant levels of power supply to support. Referring to the contacts, we charge our customer either for actual power consumed or include the power in a package price with rack rental. The majority of our customers choose power price included in the rack rental. Accordingly, the customer’s actual power usage during the life of the contract will affect its profitability to us. Optimal configuration of customers and power usage will affect our results of operations.

For CDN operations, the profitability may be affected by our ability to allocate the bandwidth resource. With the minimum points of bandwidth committed to our telecommunication carriers, the optimal deployment of customer’s bandwidth consumption will affect our operation efficiency.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we may not accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2017, 2018 and 2019, 36.4%, 12.1% and 9.5%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer. In addition, we plan to attract additional customers for our cloud infrastructure and charge fees for facilities development and/or on-going management and operation. If we cannot attract enough customers for our cloud infrastructure project, we may not be able to recoup our investments and our profitability in connection with this business line will suffer adverse impact, which will in turn affect our overall results of operation.

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

The market for content and application delivery services is characterized by rapidly changing technology, evolving customer needs and requirements, and frequent new product and service introductions. Our results of operations depend on our ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. We must commit significant resources to developing new services or enhancements to our existing services before we are able to develop services that are widely accepted by the market. For example, individuals are increasingly using mobile devices to access internet content. Our ability to provide new and innovative solutions to address challenges posed by mobile device users is important to our future growth potential. Furthermore, we may not successfully execute our technology initiatives or our new services initiatives, such as the internet exchange and data center business, because of unexpected complexities in planning or timing, technical hurdles that we fail to overcome in a timely manner, misunderstandings about market demand or a lack of appropriate resources. In 2015 and 2016, we experienced an interruption in our services to our clients as a result of technical difficulties we encountered when migrating our services from our existing platform to our high capacity platform. Due to the resulting decrease in user traffic, our revenue from this line of business was adversely affected in 2015, 2016 and 2017. In 2017, 2018 and 2019, we continued improving the performance of the HPCC platform for a number of products including downloading, VOD and webpage services and in these areas the capacity of the platform reached its designed level. We also improved the performance of the platform’s certain technical specifications such as the response time and achieved progresses into 2017. However, because the technology underlying our HPCC platform is relatively new, we may face new technical issues in the future. If we fail to timely and effectively address those issues as they arise, our system performance may be affected, resulting in further decrease in customer traffic and loss in our number of customers. This may in turn materially and adversely affect our results of operations. Failures in execution or market acceptance of new services we introduce could also result in competitors providing those solutions before we do, which could lead to loss of market share, revenues and earnings.

We may continue to record impairments charges in the future.

If our business conditions deteriorate, our long-lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the fair value. In the year ended December 31, 2019, we did not record any impairment of long-lived assets, however, we cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but not limited to, a sustained decline in the price of our securities, strategic decisions made in response to changes in economic and competitive conditions, any material adverse change in our relationship with significant customers or the impact of the economic environment on our customer base. If we record significant impairment charges, our results of operations may be materially and adversely affected.

The internet and internet-based services in China may fail to grow as quickly as expected.

Our future success depends on the growth of the internet in China. In particular, our business strategy and growth depend on the continued development and utilization of internet-based services such as online games, rich media content, live streaming, online advertising, e-commerce and mobile internet. Online games, rich media content, e-commerce and mobile internet are relatively new developments in China and may be impacted by regulatory changes in China. Our business prospects and future growth could suffer if the internet or the markets for these internet-based services in China fail to grow as quickly as anticipated. Furthermore, even if the internet and internet-based services in China grow as expected, we may fail to successfully implement our growth strategies, which could have a material adverse impact over our business prospects, results of operations and financial condition.

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

During any given fiscal period, a relatively small number of customers typically account for a significant percentage of our revenue. Our five largest customers contributed 57.2%, 68.5% and 76.6% of our total net revenues for the years end December 31, 2017, 2018 and 2019, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. Our large customers may decrease the amount of services they purchase from us, ask for price reduction or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

As the leading internet exchange service provider in China market, we will offer CDN solution bounded with internet exchange solution which will optimize customer’s bandwidth cost. Key customers will be developed in domestic market in 2020. Nevertheless, the operation results may lag behind comparing to the forecast.

Our operating costs, although with a forecast of downward tendency in the mid-to-long term, are relatively fixed in the near term. As a consequence, we may not be able to adjust our expenses in the short term to address the unanticipated loss of a large customer during any particular period. As such, we may experience significant and unanticipated fluctuations in our results of operations which may cause us to not meet our expectations or those of stock market analysts, which could cause our stock price to decline.

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

In the past, system disruptions in the networks of certain regional telecommunications carriers and ISPs have affected our ability to provide our services. Some telecommunications carriers or ISPs may also take measures, such as the deployment of filters that could degrade, disrupt or increase the cost of our or our customers’ access to networks operated by them. Telecommunications carriers and ISPs could also decide to limit or prohibit the use of their networks to support or facilitate our services, or charge additional fees to us, our customers or end-users in connection with our services. Third-party suppliers may not be able to meet our demand for servers or other equipment in a timely manner. In addition, as we deploy our servers in numerous third-party co-location facilities, any system outages or other disruptions in these third-party facilities could constrain our ability to deliver our services. Any of these interruptions, interferences or restrictions could result in a loss of existing customers, increased costs and impairment of our ability to attract new customers, thereby harming our revenues and growth.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

As the COVID-19 epidemic in China has been gradually brought under control, the potential of the production, investment and consumption will be released again. Nevertheless, an underlying structural slowdown will weigh on the economy in 2020, not only for China, but also for the world. With the OECD warning the virus presents the biggest danger to the global economy since the 2008 financial crisis. The world may face a recession. Businesses are dealing with lost revenue and disrupted supply chains due to China’s factory shutdowns. China is the world’s second-largest economy and leading trading nation, so economic fallout for COVID-19 also threatens global growth. To combat the economic fallout, the US Federal Reserve on 15 March cut its key interest rate to near zero.

According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.7% in 2018 and 6.1% in 2019. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since March 2018, there has been growing concerns over foreign trade conflicts between China and the United States and some European and Asian countries, and the United States government is seen as becoming more stringent on Chinese high-tech companies offering substitute technology, products and services in the U.S. The trade frictions have evolved unfortunately into a larger scale trade war in late 2018, market access to these countries by Chinese companies has been severely impacted or completed stemmed, thus inflicting unexpected severe blow to Chinese high-tech companies may include ChinaCache in future.  ChinaCache has business presence in the United States and some European and Asian countries and some of the customers from the afore-mentioned countries contributed significant percentage of ChinaCache’s total revenue. If such trade war continues to escalate and governments of these countries opt to adopt restrict measures against ChinaCache, among like Chinese high-tech companies, our global market share, number of international customers will decline, impacting our business, financial conditions and results of operations to an extent beyond our best estimate.

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

The market for our solutions is intensely competitive and characterized by rapidly upgrading technology, evolving industry standards and frequent new product and service innovations. We have experienced and expect to continue to experience intense competition. In China, and in our existing CDN business, we primarily compete with domestic content and application delivery service providers, some of which boast abundance of financing and are industry leaders in the field of cloud hosting and electronic commerce. Although multinational companies currently do not have a significant presence in the content and application delivery services market in China, in part due to regulatory restrictions in China’s telecommunications sector, we may face competition from multinational companies if regulatory restrictions in China are lifted in the future. Also, as a result of the growth of the content delivery services market, a number of companies are currently attempting to enter our market, either directly or indirectly, some of which may become significant competitors in the future. Some of our current or potential competitors may have greater financial, marketing and other resources than we do and may have stronger governmental support. Some of our competitors may offer lower prices on competing services in order to gain market share. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Furthermore, some of our current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that we offer. Increased competition could result in price reductions and revenue decline, loss of customers and loss of market share, which could harm our business, financial condition and results of operations.

Any unplanned interruption in the functioning of our network or services could lead to significant costs and disruptions.

Our business is dependent on providing our customers with fast, efficient and reliable delivery of internet content and applications. Many of our customers depend on our services to operate their businesses. Consequently, any disruption of our services could have a material impact on our customers’ businesses. Our network or services could be disrupted by numerous events, including natural disasters, power losses, changes in our service providers’ practices and failure of our software or network. From time to time, we need to correct errors and defects in our platform software or in other aspects of our network. There may be errors and defects originating with third-party networks or software on which we rely that harm our ability to deliver our services. We may also experience disruptions caused by software viruses or other attacks by unauthorized users. Despite our significant capital investments, we may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in our services. Any widespread interruption of the functioning of our networks and related services for any reason would reduce our revenues and could harm our business and financial results. In 2016, the internet connection at one of our third-party co-location facilities was interrupted for several hours and as a result our services to certain customers were affected. This is a one-time incident and did not have any material impact on our business or results of operation. In 2019, the internet connection at our IDC was interrupted twice due to municipal infrastructure constructions, our services to certain customers were affected for several hours, which did not cause any material impact on our business or results of operation. If in the future similar incidents or a more widespread interruption occurred or if we failed to deliver internet services and applications to users as expected during a high-profile media event or well-publicized circumstance, our reputation could be severely damaged. Moreover, any disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

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

Starting from 2015, we have spent significantly on the continued development of internet data centers in order for the company to enhance its capability to offer CND, IDC, cloud hosting, or a portfolio of service packages. The planned service capability enhancement initiatives have placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. Our planned service enhancement requires us to rapidly build up a wealth of knowledge on the targeted service offering and at the same time offer consistent and high-quality service to customers for existing business.  Our future results of operations depend to a large extent on our ability to manage this technical enhancement successfully. Risks that we face in undertaking this expansion include:

·	training new sales personnel to become productive and generate revenue;

·	controlling expenses and investments in anticipation of expanded operations;

·	implementing and enhancing our network;

·	launching new products and services; and

·	addressing new markets.

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

On September 4, 2019, Nasdaq issued a letter to the Company stating that the Nasdaq Hearings Panel has determined to delist the Company’s shares from the Nasdaq Stock Market. The management chooses to follow the SEC reporting rules stringently, and plan to apply to the OTC QB market in 2020.

Our results of operations may fluctuate as a result of various factors, many of which are outside of our control. These fluctuations are often not seasonable but could result in significant volatility in, and otherwise adversely affect, the market price of our ordinary shares. Fluctuations in our results of operations may be due to a number of factors, including:

·	our ability to increase sales to existing customers and attract new customers;

·	the loss of major customers, or a significant variation in their use of our services;

·	service outages or security breaches;

·	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and network;

·	the occurrence of significant events in a particular period that results in an increase in the use of our services, such as a major media event or a customer’s online release of a new or updated video game;

·	changes in our pricing policies or those of our competitors;

·	share-based compensation expenses associated with attracting and retaining key personnel;

·	limitations of the capacity of our platform and related systems;

·	the timing of costs related to the development or acquisition of technologies, services or businesses;

·	general economic, industry, market and regulatory conditions and those conditions specific to internet usage and online businesses;

·	reduced usage of our services by our customers. and

·	the results of the legal proceedings involving Xin Run and Beijing Federation of Supply and Marketing Cooperatives (“BFSMC”) and other unresolved material legal proceedings as described further below.

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

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenues, increased expenses, increased investment in capital equipment or the acquisition of significant businesses or technologies. In addition, although we have completed building constructions for our cloud infrastructure, we may need to incur substantial investments in the future to equip the buildings with hardware according to potential customers’ specifications. Also, we utilized the funds prepaid by People.cn and BFSMC, for the construction of the buildings to be sold to People.cn and BFSMC, respectively. Under our agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Thereafter we filed a motion to dismiss the counterclaim of BFSMC’s subsidiary arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was rejected and Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. The court rendered a judgment on the case on December 31, 2019, which ruled that: (i) certain agreements in relation to such sales of data center buildings (including the cooperation agreement dated as of December 30, 2014, the supplementary agreement dated as of February 26, 2015, the official correspondence dated as of May 5, 2016 and the escrow agreement dated as of July 20, 2017) should be null and void; (ii) Xin Run should repay such BFSMC’ subsidiary in an amount of RMB672 million, which is the consideration paid by such BFSMC’ subsidiary to Xin Run; (iii) such BFSMC’ subsidiary should transfer 100% of the equity securities of Zhao Du to Xin Run, and should repay Xin Run the amount of approximately RMB82.7 million, which is the rent paid by Xin Run to such BFSMC’ subsidiary; (iv) confirmed that such BFSMC’ subsidiary has legal title to the funds with an amount of RMB105.6 million deposited in the escrow account. Both Xin Run and such BFSMC’ subsidiary had appealed the judgment to a higher court, and as of the date hereof, this lawsuit is still pending.

In October 2017, the foregoing subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. At present, the second instance of this case has been completed. Unfortunately, we lost, and the court ruled that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. Xin Run has filed an application for suspension of such compulsory execution in December, 2019 to the Shunyi District Court of Beijing. Liability equal to the sentenced amount has been recorded in the balance sheet as of December 31, 2019 under other payables to offset consideration for disposal of Beijing Zhao Du in the expectation to net settle with such BFSMC’ subsidiary.

In addition, in June, 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Xin Run filed a motion to dismiss for lack of jurisdiction. However, we were notified by the court that our motion was rejected. In January, 2020, Xin Run has filed an application for suspension of such lawsuit.

Please see “Item 8. Financial information — A. Consolidated Statements and Other Financial Information-Legal Proceedings-Litigation” for more information. With respect to the sale of data center building to People.cn, on December 29, 2017, Xin Run entered into a framework agreement with People.cn, under which, among others, Xin Run will transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn subject to terms and conditions to be set forth in a definitive equity transfer agreement. On April 3, 2019, Xin Run entered into a definitive equity transfer agreement and other relevant documents with People.cn, pursuant to which, among others, Xin Run agrees to transfer 100% equity interest in Beijing Shuo Ge to People.cn and return consideration of RMB73.2 million prepaid by People.cn with related interest of RMB13.0 million before December 31, 2024.

We believe that our cash and cash equivalents, and anticipated cash from operating and investing activities will be sufficient to fund our operations and proposed capital expenditures for at least the next 12 months. If for unforeseen circumstances we do need to obtain additional funding, it may not be available on commercially acceptable terms, if at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we are able to find outside funding sources, we may be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We may also be required to take other actions that could lessen the value of our ADSs, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our capabilities or cease operations in certain jurisdictions or completely.

If our preferential tax treatment for ChinaCache Beijing and Beijing Blue I.T. becomes unavailable, our results of operations may be materially and adversely affected.

The Enterprise Income Tax Law, effective as of January 1, 2008, as amended on December 29, 2018, permits certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other financial or non-financial criteria to enjoy a reduced 15% enterprise income tax rate subject to certain qualification criteria. In November 2013, ChinaCache Beijing obtained the certificate of “high and new- technology enterprise” jointly issued by the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation, and has since then continued to qualify as a “high and new- technology enterprise” and been entitled to a reduced income tax rate of 15%. Effectively starting from 2016, ChinaCache Beijing has been recognized as a “high and new technology enterprise” and became eligible for a preferential tax rate of 15% till 2022, which is subject to renew by then.

Effectively starting from 2012, Beijing Blue I.T. has been was recognized as a “high and new- technology enterprise” and was eligible for a preferential tax rate of 15% effectively till to 2021, which is subject to renew by then.

For the year ended December 31, 2019, our other PRC subsidiaries would be subject to an enterprise income tax rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) of their income from tax and enjoy a reduced enterprise income tax rate of 20%. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results —Taxation — PRC.”

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded that we maintained effective internal control over financial reporting as of December 31, 2019, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any material control weakness that may be identified in the future.

We have granted, and may continue to grant, stock options and restricted share units under our stock incentive plans, resulting in increased share-based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011. As of December 31, 2019, there were outstanding options to purchase 31,182,205 of our ordinary shares and 68,665,520 vested restricted share units granted in accordance with these plans. See “Item 6 Directors, Senior Management and Employees — B. Compensation — Stock Incentive Plans.” For the years ended December 31, 2017 ,2018 and 2019, we recorded RMB10.9 million, RMB 4.2 million and RMB1.9 million (US$0.3 million), respectively, in share-based compensation expenses for employees. If we grant more stock options or restricted share units to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our results of operations. However, if we do not grant stock options or restricted share units or reduce the number of stock options or restricted share units that we grant, we may not be able to attract and retain key personnel.

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

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemic. Any such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. In May 2008, a severe earthquake hit part of Sichuan province in southwestern China, and in April 2010, another severe earthquake hit part of Qinghai province in western China, and in August 2014, another strong earthquake hit part of Yunnan province in southern China, each of which resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, any outbreak of avian flu, severe acute respiratory syndrome (SARS), influenza A (H1N1), H7N9, Ebola, COVID-19 epidemic or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications business, except for those engaged in e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2019 Version), or the Negative List, which became effective on July 30, 2019 and replaced the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2018 Version), and other applicable laws and regulations. In addition, on January 31, 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing lifts foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. Nevertheless, since the local authorities in Beijing has not promulgated detailed implementing rules or guidelines as of the date of this annual report, it remains uncertain as to the interpretation and implementation of this new policy in many aspects, such as whether the abovementioned requirements provided by the Foreign Investment Telecommunications Rules for a major foreign investor and the MIIT approval will still apply in Beijing.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries, ChinaCache Beijing, Xin Run and RongShen BJ, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our content and application delivery total solution business and the other telecommunications-related businesses in China through a set of contractual arrangements with each of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming, and ShenRong BJ and their respective shareholders. These contractual arrangements provide us with effective control over Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ. For a description of these contractual arrangements, see “Item 4. Information on the Company —C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.”

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

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of PRC laws and regulations. If our corporate and contractual structure is deemed by the relevant PRC regulatory authorities to be illegal, either in whole or in part, we may have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

·	revoking our business and operating licenses;

·	levying fines on us;

·	confiscating any of our income that they deem to be obtained through illegal operations;

·	shutting down a portion or all of our networks and servers;

·	discontinuing or restricting our operations in China;

·	imposing conditions or requirements with which we may not be able to comply;

·	requiring us to restructure our corporate and contractual structure;

·	restricting or prohibiting our use of the proceeds from a public offering to finance our PRC consolidated variable interest entities’ business and operations; and

·	taking other regulatory or enforcement actions that could be harmful to our business.

Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations.

ChinaCache Beijing’s, Xin Run’s and RongShen BJ’s contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that ChinaCache Beijing’s, Xin Run’s and RongShen BJ’s contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the respective tax liabilities of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ without reducing ChinaCache Beijing’s, Xin Run’s and RongShen BJ’s tax liability, which could further result in late payment fees and other penalties to Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ for underpaid taxes; or (ii) limiting the ability of ChinaCache Beijing, Xin Run, RongShen BJ, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming, and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, and their respective shareholders, to operate our business in China. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Our Consolidated Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. Under the current contractual arrangements, as a legal matter, if our consolidated variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system and we may incur substantial costs and expend significant resources in pursuing such enforcement actions.

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

The shareholders of our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, are also the founders, directors, executive officers, employees or shareholders of our company. Conflicts of interests between their roles may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated variable interest entities to breach the existing contractual arrangements. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our two consolidated variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the share pledge agreements between us and the shareholders of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ may be subject to limitations based on PRC laws and regulations.

Pursuant to the share pledge agreements which our wholly-owned subsidiary ChinaCache Beijing has entered into with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders, and the share pledge agreements that Xin Run has entered into with ChinaCache Shouming and its shareholders, and the share pledge agreements that RongShen BJ has entered into with ShenRong BJ and its shareholders, the shareholders of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ have agreed to pledge their respective equity interests in Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ to ChinaCache Beijing, Xin Run or RongShen BJ to secure Beijing Blue I.T.’s, Beijing Jingtian’s, ChinaCache Shouming’s and ShenRong BJ’s performance of their obligations under the relevant contractual arrangements. The share pledges of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ under these share pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, now the State Administration for Market Regulation, or SAIC.

In addition, when registering the pledges over the equity interests under the share pledge agreements with the local branch of SAIC, the amount of secured liabilities as stated on the application forms was RMB40.0 million for Beijing Blue I.T., RMB10.0 million for Beijing Jingtian, RMB10.0 million for ChinaCache Shouming, and RMB10.0 million for ShenRong BJ corresponding to the pledged equity interests. The share pledge agreements with the shareholders of Beijing Blue I.T. provide that the pledged equity interest constitutes continuing security for any and all of the payment obligations under all of the principal service agreements. The share pledge agreements with the shareholders of Beijing Jingtian provide that the pledged equity interest constitutes continuing security for any and all of payment obligations, including payment of consulting and service fees, under the business cooperation agreement. The share pledge agreements with the shareholders of ChinaCache Shouming and the shareholders of ShenRong BJ provide that the pledged equity interest constitutes continuing security for any and all of payment obligations, including payment of consulting and service fees, under the relevant business cooperation agreements. However, it is possible that a PRC court may take the position that RMB10.0 million or RMB40.0 million, as applicable, represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the share pledge agreements and are in excess of RMB10.0 million or RMB40.0 million, as applicable, could be determined by the PRC court as unsecured debt, which takes secondary priority comparing with other creditors of secured debts.

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

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council effective from September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT on June 26, 2019, Beijing Blue I.T. is permitted to carry out its domestic fixed-network data transmission business, internet data center business (excluding internet resource coordination service), content delivery network business, its domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”. Pursuant to the VAT license issued to ChinaCache Shouming by the MIIT on November 28, 2018, ChinaCache Shouming is permitted to carry out its internet data center business (excluding internet resource coordination service) and internet access service business under the first category of “value-added telecommunications business”. ChinaCache Shouming also holds a VAT license with an effective term until February 20, 2024, pursuant to which ChinaCache Shouming is permitted to carry out the internet access business in Beijing.  ShenRong BJ plans to apply for VAT license for carrying out content delivery network business and/or other value-added telecommunications business.

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

However, since China’s content and application delivery services market is at an early stage of development, the scope of content and application delivery businesses has been expanding constantly and the concept of content and application delivery services is evolving. We have been continuously developing our content and application delivery business to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. We cannot assure you that PRC governmental authorities will continue to deem of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the VAT license of Beijing Blue I.T. and ChinaCache Shouming, and the VAT license to be obtained by ShenRong BJ. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing license. Further, we cannot assure you that Beijing Blue I.T. and ChinaCache Shouming will be able to successfully renew their VAT licenses upon their expiration, or that their VAT license will continue to cover all aspects of our content and application delivery business and other telecommunication-related business and operations upon renewal. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the content and application delivery business and other telecommunication-related business or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in Beijing Blue I.T., ChinaCache Shouming or ShenRong BJ being disqualified from carrying out their current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

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

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. ChinaCache Beijing, Xin Run and RongShen BJ are foreign-invested enterprise and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its implementation regulation and how they may impact the viability of our current corporate structure, corporate governance and business operations.

On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, come into effect and replace the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely principally on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company and conduct a significant part of our business through our operating subsidiaries and consolidated variable interest entities, which are limited liability companies established in China. We rely principally on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses, if any. The payment of dividends by entities organized in China is subject to certain limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries, ChinaCache Beijing, Xin Run and RongShen BJ, are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, it is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors.

Moreover, if ChinaCache Beijing, Xin Run and RongShen BJ incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of ChinaCache Beijing, Xin Run or RongShen BJ to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations, and (ii) a 10% withholding tax may be imposed on dividends we pay to our non-PRC resident shareholders and a 10% PRC tax may apply to gains derived by our non-PRC resident shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income. Similarly, such unfavorable tax consequences could apply to our subsidiaries outside China, including ChinaCache North America Inc., ChinaCache Network (Hong Kong) Limited, and ShenRong HongKong or their overseas subsidiaries if they are deemed to be “resident enterprises” by the PRC tax authorities. Notwithstanding the foregoing provisions, the Enterprise Income Tax Law also provides that the dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. If our Cayman Islands holding company is deemed a “resident enterprise” for PRC enterprise income tax purposes, the dividends it receives from its PRC subsidiaries, ChinaCache Beijing, Xin Run and RongShen BJ, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

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

The M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over Beijing Jingtian in July 2008, ChinaCache Shouming in October 2018 and ShenRong BJ in January 2020 by entering into contractual arrangements with Beijing Jingtian, ChinaCache Shouming, ShenRong BJ and their shareholders. We did not seek the approval of the Ministry of Commerce for this transaction based on the legal advice we obtained from our PRC legal counsel in those transactions that such approval was unnecessary. However, the M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, we may in the future grow our business in part by acquiring complementary businesses in China. If we are required to obtain the approval from the Ministry of Commerce, completion of such transaction may be delayed or even inhibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules. The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision in the MOFCOM Security Review Rules stating that our content and application delivery business fall into the scope subject to the security review. However, there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ. If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC affiliates’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from a public offering to make loans or additional capital contributions to our PRC subsidiaries or consolidated variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company, we may make loans to our PRC subsidiaries, ChinaCache Beijing, Xin Run and RongShen BJ, or consolidated variable interest entities, or we may make additional capital contributions to ChinaCache Beijing, Xin Run or RongShen BJ. Any loans to ChinaCache Beijing or Xin Run or RongShen BJ or consolidated variable interest entities are subject to PRC regulations. For example, loans by us to ChinaCache Beijing, Xin Run or RongShen BJ, each of which is a foreign-invested enterprise, to finance its activities cannot exceed statutory upper limit and must be filed with the State Administration of Foreign Exchange through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from the foreign loan.

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

A significant part of our revenues and expenses are denominated in Renminbi. Under PRC laws, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange. Currently, our PRC subsidiaries, ChinaCache Beijing, Xin Run and RongShen BJ, may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange. However, foreign exchange transactions by ChinaCache Beijing, Xin Run or RongShen BJ under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register or file with PRC governmental authorities, including the State Administration of Foreign Exchange. In particular, if ChinaCache Beijing, Xin Run or RongShen BJ borrows foreign currency loans from us or other foreign lenders, these loans must be filed with the State Administration of Foreign Exchange after the loan agreement is signed and at least three business days before the borrower draws any amount from the foreign loan, and the accumulative amount of its foreign currency loans borrowed by ChinaCache Beijing, Xin Run or RongShen BJ may not exceed a statutory upper limit. If we finance ChinaCache Beijing, Xin Run or RongShen BJ by means of additional capital contributions, these capital contributions must be approved by or made post-contribution filing with certain government authorities. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or consolidated variable interest entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

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

We are aware that our PRC resident beneficial owners subject to these SAFE registration requirements have registered with the Beijing SAFE branch and will amend the registration to reflect the recent changes to our corporate structure.  However, we cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 37; nor can we assure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to ChinaCache Beijing, Xin Run and RongShen BJ, and consolidated variable interest entities, limit ChinaCache Beijing’s, Xin Run’s and RongShen BJ’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. The market prices of our ADSs have ranged from US$0.88 to US$1.29 per ADS in 2019.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

·	actual or anticipated fluctuations in our quarterly results of operations;

·	changes in financial estimates by securities research analysts;

·	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

·	changes in the operating performance or market valuations of other internet content and application delivery service businesses or other internet-related businesses;

·	addition or departure of key personnel;

·	fluctuations of exchange rates between the RMB and U.S. dollar;

·	intellectual property litigation;

·	general economic or political conditions in China and the U.S.;

·	changes in governmental regulations; and

·	detrimental negative publicity about us, our products and services, our financial results or our compliance with applicable law.

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

Depending upon the value of our assets, the market value of our ADSs and ordinary shares and the nature of our assets and income, we could be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. Based on our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income for the taxable year is passive income or (ii) at least 50% of the value of its assets (based on the average quarterly value of its assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.

Although the law in this regard is not entirely clear, we treat Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits, and, as a result, we consolidate these entities’ results of operations in our consolidated financial statements in accordance with U.S. GAAP. If it were determined, however, that we are not the owner of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

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

In August 2014, we established (i) Beijing Shouming Technology Co., Limited, or Beijing Shouming, (ii) Beijing Zhao Du Technology Co., Limited, or Beijing Zhao Du and (iii) Beijing Shuo Ge Technology Co., Limited, or Beijing Shuo Ge, each a 100% subsidiary of Xin Run. In July 2017, Xin Run transferred all of its equity interests in Beijing Zhao Du to a subsidiary of BFSMC. However, due to the disputes arising with BFSMC, the transfer is not yet closed.

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

In October 2018, we obtained control over ChinaCache Shouming through contractual arrangements.

In May 2019, Xin Run transferred all of its equity interests in Beijing Shuo Ge to People.cn.

In December 2019, we incorporated ChinaCache ShenRong Technology (HongKong) Limited, or ShenRong HongKong, a wholly-owned subsidiary of ChinaCache Holdings.

In January 2020, we incorporated ChinaCache RongShen Technology (Beijing) Co., Ltd., a wholly-owned subsidiary of ShenRong HongKong.

In January 2020, we obtained control over ChinaCache ShenRong Technology (Beijing) Co., Limited through contractual arrangement.

In February 2019, ChinaCache Ireland Limited is dissolved.

In January 2020, ChinaCache Assets LLC is dissolved.

Our headquarters are located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing, PRC. Our telephone number at this address is +86 10 6408 5088. Beijing Blue I.T. currently has 6 branch offices in 6 cities in China, namely, Beijing, Shenyang, Shanghai, Guangzhou, Shenzhen and Wuhan. ChinaCache Beijing currently has two branch offices in Tianjin, and Xin Run currently has one branch office in Tianjin. In addition to ChinaCache U.S. and ChinaCache UK, we have four other subsidiaries outside of mainland China, namely ChinaCache Hong Kong Limited, established in Hong Kong in April 2008, Metasequoia Investment Limited, established in the British Virgin Islands in March 2012, JNet Holdings Limited, established in the British Virgin Islands in September 2007, and ChinaCache ShenRong Technology (HongKong) Limited, established in Hong Kong in December, 2019.

B.	Business Overview

We provide a portfolio of services and solutions for businesses, government agencies and other enterprises to enhance the reliability and scalability of their online services and applications and improve end-user experience. Our nationwide service platform, which consists of our network, servers and proprietary intelligent software, is designed to handle planned and unplanned peaks without significant upfront and ongoing capital outlay and other investments on the part of our customers.

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

As a carrier-neutral service provider, our network in China is interconnected with those operated by all major telecommunications carriers and local internet service providers in mainland China. We deploy servers and nodes across networks covering most regions in China and we use a transmission backbone that connects our nodes and data centers, thereby optimizing our content and applications delivery performance and reliability. Our wide range of services makes us a top choice for customers requiring content and application delivery total solutions in different regions in China. We believe that our robust nationwide service platform, which is the result of our significant investments of capital, time and human resources, is not easy to be replicated and provides us with a competitive advantage.

Our Services and Solutions

We provide a portfolio of total solutions of content and application delivery total solutions and solutions tailored to our customers’ needs to improve the performance and reliability of their online services and applications, without significant upfront and ongoing capital outlay and other investments on the part of our customers. In 2012, we further enhanced the technical sophistication of our content and application delivery total solutions and rebranded our content delivery network services into “content-aware network service”, which integrates telecommunications network with internet applications. Our content-aware network service is device-aware, network-aware and application-aware. Our content-aware network service is device-aware in the sense that we are able to identify each end user’s device and optimize data transferred to that user’s iOS or Android mobile device. Our content-aware network service is network-aware in that its capabilities enable us to determine what kind of network online content is going through, whether it is a fixed or mobile network, and whether data is traveling on a 2G, 3G, 4G or 5G mobile network. Our content-aware network service is application-aware in that through this service we can provide network services tailored to specific applications such as e-commerce and online video, which require different capabilities and resources.

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

Managed Internet Data Services

Our Managed Internet Data Services are a “one-stop-shop” services designed to meet customers’ needs for content and application delivery, network infrastructure and network security. Managed Internet Data Services are based on a combination of the traditional internet data center services and our high-performance content and application delivery total solutions. The offerings allow us to expand the reach of our content and application delivery total solutions to customers who wish to take advantage of locating their content and applications in secure, high-performance facilities. To our best financial advantage, we primarily use third-party facilities for hosting customers’ network and other equipment with redundant power, environmental controls and security protection. In addition, we distinguish ourselves from conventional internet data services providers by bundling our high-performance content and application delivery total solutions and internet data management services. Customers using our Managed Internet Data Services include enterprises, internet companies, media and entertainment companies, government agencies and financial institution.

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

In 2019, we partnered with a security solution provider to develop a security module for CDN, which enables DDoS protection, web application attack protection, and advanced access control on Layer 3-7 on the CDN network. The security solution offers end-to-end protection from end-users’ browsers to origin data while ensuring high performance, high availability, and high level of security.

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

In 2020 and beyond, ChinaCache will invest more in the interconnection and peering product line on platform operations, solutions development, and Internet Exchange Points establishment, in an effort to provide our partners with a carrier-neutral and resourceful third-party interconnection and peering services.

Value-added Services

We also offer a wide variety of value-added services, which include the following:

·	Geo-Content Acceleration service. Geo-Content Acceleration service enables websites to automatically provide content to end-users corresponding to each end-user’s specific geographic location.

·	Performance Evaluation Module. Performance Evaluation Module allows our customers to monitor their own websites on a real-time basis and to measure the effect of our services.

·	Scalable Service Routing service. Scalable Service Routing service provides domain name server resolution and global load balancing for multiple servers located across different regions to address the complex and often-unreliable network issues in China.

·	Link Anti-Hijack service. Link Anti-Hijack service helps to prevent unauthorized links to content on our customers’ websites.

·	Net Storage service. Net Storage service provides high performance data storage over the internet, supported by our network infrastructure with multi-level back-ups and security measures.

·	User Behavior Analysis service. User Behavior Analysis service clusters and evaluates the targeted audiences’ specific online behavior to assist our customers to better engage the visitors to their websites and improve the interactions between the websites and their visitors.

·	Website Performance Evaluation service. Website Performance Evaluation service assists customers to identify popular web content and products and determine the geographical locations of their targeted audiences so as to improve the effectiveness of their online marketing.

·	All-around Application Acceleration Solution. Our network service portfolio has expanded from external web site acceleration to the enterprise’s intranet connection, especially for multi-national companies that have globally distributed data hubs. Our service offering provides both secure and accelerated connections between these data hubs.

·	Cloud Extension Solution. Cloud Extension is developed for cloud hosting service providers to improve their service quality and end user experience. Our Cloud Extension Solution can provide security for cloud applications, and we are able to protect our customers’ data centers through our approximately 20,000 edge servers.

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

In the year of 2019, the management decided to sell the ownership of the residual IDC building to get enough operational cash flow. Several potential buyers finished their on-site due diligences. The Company will submit the best offer to the board for final decision.

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

Internet and Software Services. Internet portals often provide geographic-specific advertisements or other information and contain rich media content and applications, which require Rich Media Streaming and Guaranteed Application Services. Software providers typically have significant download traffic. Surges in traffic due to new software launches or the distribution of security updates can overwhelm traditional delivery system, impacting website performance and causing end-user downloads to be disrupted or fail. Our internet and software services solution help these customers to address these needs. For instance, our Geo-Content Acceleration service enables customers’ websites to automatically provide geographic-specific content to end-users corresponding to each end-user’s specific geographic location. Our File Transfer Services can significantly increase the speed and reliability of software download.

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

Customers and Customer Support

Our customer base has decreased from approximately 1,665 active customers as of December 31, 2018 to approximately 1,627 active customers as of December 31, 2019 and includes some of China’s and the world’s leading companies in the areas of media, mobile internet, online game, e-commerce, internet and software, enterprises, financial institutions and government agencies.

In 2017, 2018 and 2019 our five largest customers contributed 57.2%, 68.5% and 76.6% of our total net revenues, respectively.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2017, 2018 and 2019, approximately 63.6%, 87.9% and 90.5% respectively, of our existing customers chose to renew their contract or enter into new contract with us.

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

Widely Deployed Servers

As of December 31, 2019, we deployed approximately 19,276 servers in China and over 319 servers overseas.

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2017, 2018 and 2019, 81%, 52% and 33%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from the three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

We have also deployed service nodes in 81 cities worldwide covering Asia, North America, Western Europe, the Middle East and North Africa to allow our customers in China to distribute internet services and applications to end-users in those regions and vice versa. We have also obtained access to networks operated by international ISPs through contractual arrangements to further extend the geographic coverage of our services for the benefit of our customers.

Technologies

Our content-aware network service, is an enhanced next-generation of CDN technology that improved our capabilities of delivering content and application delivery total solutions. Our content-aware network service is device-aware, network-aware and application-aware. Our content-aware network service is device-aware in the sense that we are able to identify each end user device and optimize data for consumption on such user’s IOS or Android mobile device. Our content-aware network service is network-aware in that its capabilities enable us to determine what kind of network online content is going through, whether it is a fixed or mobile network, and whether data is traveling on a 2G, 3G, 4G or 5G mobile network. Our content-aware network service is application-aware in that through this service we can provide network services tailored to specific applications such as e-commerce and online video, which require different capabilities and resources.

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

Content distribution and management technology. Our content distribution and management technology include content storage, content outsourcing, content delivery, and content management technologies. We have developed and deployed various software tools on our platform, such as HPCC (High Performance Cache Cloud), Purging, Configurations, and Log Configurations, to deliver caching, streaming and dynamic services. We have also developed a system that meets the demand of governmental administration.

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

Our internal research and development team consisted of 135 engineers as of December 31, 2019, representing approximately 43% of our staff. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services.

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

Intellectual Property

As of December 31, 2019, we have 57 patents issued by the State Intellectual Property Offices of China, and two U.S. patents issued by the U.S. Patent and Trademark Office, all relating to different aspects of content and application delivery service technologies. In addition, we have 50 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have 56 trademark registrations issued by the Trademark Bureau of the State Administration for Industry and Commerce, now the State Intellectual Property Office under the State Administration for Market Regulation, covering our company name, logo and service.

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

Up to December 31, 2019, we have two sales units, with each of these sales units providing our services to a particular type of customers. These two sales units are (1) Oversea Unit (including North America unit, Europe unit and Asia unit) (2) Sale Unit (including total seven sales groups).

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

We also have a designated product marketing team, which mainly focuses on product definition and product analysis. It is also responsible for establishing and maintaining product quality monitoring system as well as leading the long-term product strategy planning. Internally, this team supports and collaborates with sales, marketing and research and development teams to ensure seamless communication. Externally, it participates in promotion activities to enhance communications with customers.

Competition

In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology, and 21Vianet, which acquired FastWeb in 2012, and Alibaba, which launched its Ali Cloud CDN commercial services in 2014 to offer third-party CDN services. In March 2015, Tencent also announced its launch of TencentCloud CDN. In addition, a number of small cloud hosting service companies also began to offer CDN services. We believe that the principal competitive factors affecting the content and application delivery services market include:

·	performance, as measured by response time and end-user experience;

·	quality and reliability of services;

·	network coverage and scale;

·	technologies and network capabilities;

·	price;

·	industry knowledge;

·	scope and range of service offering; and

·	scalability and flexibility of platforms.

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

Regulations on Value-Added Telecommunications Business and Content and Application Delivery Business

Our content and application delivery business are regarded as telecommunications services, which are primarily regulated by the MIIT, the Ministry of Commerce, and SAIC. Pursuant to the applicable PRC laws and regulations, telecommunications businesses are defined as the activities of delivering, transmitting or receiving voice, text, data, graphics and other form of information via wired or wireless electromagnetic systems or optoelectronic systems. Telecommunications businesses are divided into two categories under the Telecommunications Regulations, namely (i) the “basic telecommunications business,” which refers to the business of providing public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to the telecommunications and information services provided through the public network infrastructure.

In the Telecommunications Services Classification Catalogue 2015 version promulgated by MIIT in December 2015, the internet data service business and content and application delivery business are listed under the first category of the value-added telecommunications business. Pursuant to the Value-Added Telecommunications Business Operating License, or the VAT license, issued to Beijing Blue I.T. by the MIIT on June 26, 2019, Beijing Blue I.T. is permitted to carry out domestic fixed-network data transmission business, internet data center business (excluding internet resource coordination service), content delivery network business, domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”.

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

Currently, Beijing Blue I.T. holds a Cross-Regional VAT license, issued by the MIIT with an effective term until September 18, 2022 under the first category of the “value-added telecommunications services.” As specified in this Cross-Regional VAT license, Beijing Blue I.T. is permitted to carry out (i) the domestic fixed-network data transmission business throughout China; (ii) internet data center business (excluding internet resource coordination service) across 16 cities in China; (iii) the content distribution network business throughout China; (iv) the domestic internet virtual private networks business throughout China; and (v) the internet access business across 17 provinces in China. ChinaCache Shouming holds a Cross-Regional VAT license, issued by the MIIT with an effective term until November 28, 2023 under the first category of the “value-added telecommunications services”, and as specified in this Cross-Regional VAT license, ChinaCache Shouming is permitted to carry out the internet data center business (excluding internet resource coordination service) as well as the internet access business across 2 provinces in China. ChinaCache Shouming also holds a VAT license, pursuant to which ChinaCache Shouming is permitted to carry out the internet access business in Beijing, with an effective term until February 20, 2024. Beijing Blue I.T. also holds an ICP License with an effective term until January 3, 2023. Beijing Jingtian holds an ICP License with an effective term until August 5, 2024.

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

In addition, the MIIT and other relevant regulatory authorities published a series of new regulations, policies with respect to the construction, development and expansion of new and existing data centers. For example, on January 21, 2019, MIIT, National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center Construction, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness (PUE) of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. On September 6, 2018, the General Office of the People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition), or the 2018 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015. The 2018 Catalogue prohibits new construction or expansion within Beijing’s certain areas of (i) data centers which are involved in providing Internet data services or information processing and storage support services, except for cloud computing data centers with PUE lower than 1.4, and (ii) call centers. Furthermore, new construction or expansion of data centers which are involved in providing Internet data services or information processing and storage support services with PUE lower than 1.4 is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town.

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

Regulations on Foreign Investment

On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law, or the Implementation Regulations, came into effect and became the principal laws and regulations governing foreign investment in the PRC, replacing the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

According to the Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) the establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC, (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Pursuant to the Foreign Investment Law, China has adopted a reformed system with respect to foreign investment administration, under which the Chinese government applies national treatment to foreign investors in terms of investment entry and the foreign investor needs to comply with the requirements as provided in the negative list for foreign investment. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors will be prohibited from making investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investments in restricted industries. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. Any foreign-invested enterprise established prior to the effectiveness of the Foreign Investment Law may maintain its original corporate forms for a period of five years after January 1, 2020.

The Implementation Regulations restates certain principles of the Foreign Investment Law and further provides that, among others, (1) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance thereafter; (2) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, except for those engaged in e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be owned more than 50% up to 100% by foreign investors According to the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2019 Version), or the Negative List, which became effective on July 30, 2019 and replaced the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2018 Version). In addition, on January 31, 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing lifts foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. Nevertheless, since the local authorities in Beijing has not promulgated detailed implementing rules or guidelines as of the date of this annual report, it remains uncertain as to the interpretation and implementation of this new policy in many aspects, such as whether the abovementioned requirements provided by the Foreign Investment Telecommunications Rules for a major foreign investor and the MIIT approval will still apply in Beijing.

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

The following diagram sets out details of our subsidiaries and consolidated variable interest entities as of the date of this annual report:

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned and controlled PRC subsidiaries, ChinaCache Beijing, Xin Run and RongShen BJ, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, and their respective shareholders. Beijing Blue I.T. is currently 55% owned by Song Wang, our co-founder, former chairman of our board of directors, our former chief executive officer and our shareholder, and 45% owned by Jean Xiaohong Kou, our co-founder, former director, former senior vice president and our shareholder. Beijing Jingtian is 50% owned by Ms. Huiling Ying, and 50% owned by Ms. Yating Yan, who replaced the previous shareholder and became a shareholder of Beijing Jingtian in January 2019. ChinaCache Shouming is 99% owned by Ms. Yajun Liu, and 1% owned by Tianjin Dingsheng. ShenRong BJ is 50% owned by Mr. Xiaoqiang Wei, and 50% owned by Ms. Huiling Ying. All current shareholders of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ are PRC citizen or domestic company wholly owned by PRC citizens and accordingly these four entities are domestic companies under the PRC laws.

We have been and are expected to continue to rely on our consolidated variable interest entities to operate our content and application delivery business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, and their respective shareholders enable us to:

·	exercise effective control over Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ;

·	receive substantially all of the economic benefits of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ in consideration for the services provided by our subsidiaries in China, and incur substantially all the losses of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ; and

·	have an exclusive option to purchase all of the equity interest in Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ when and to the extent permitted under PRC law.

Accordingly, under U.S. GAAP, we consolidate Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ as our “variable interest entities” in our consolidated financial statements.

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

Pursuant to the share pledge agreements entered into on March 3, 2020 by and among RongShen BJ, each shareholder of ShenRong BJ and ShenRong BJ, each shareholder pledged his or her equity interest in ShenRong BJ to RongShen BJ to secure ShenRong BJ and its shareholders’ obligations under the relevant VIE agreements with RongShen BJ. Each shareholder also agreed not to transfer or create any new encumbrance adverse to RongShen BJ on his or her equity interest in ShenRong BJ without the prior written consent of RongShen BJ. During the term of the share pledge agreement, RongShen BJ is entitled to all the dividends declared on the pledged equity interest. If ShenRong BJ or its shareholder fails to perform his/her/its contractual obligations, RongShen BJ, as pledgee, will be entitled to certain rights, including the right to take possession and to dispose of the pledged equity interest. The share pledge agreements shall terminate once ShenRong BJ and its shareholders fulfilled their obligations under the relevant VIE agreements with RongShen BJ.

We have registered the pledges of the equity interests in Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ with the local counterpart of SAIC.

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

Each shareholder of ShenRong BJ executed an irrevocable power of attorney on March 3, 2020 appointing RongShen BJ or a person designated by RongShen BJ as his or her attorney-in-fact to attend shareholders’ meetings of ShenRong BJ and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in ShenRong BJ. The power of attorney remains valid and irrevocable from the date of its execution, so long as he or she remains the shareholder of ShenRong BJ.

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

On March 3, 2020, RongShen BJ and ShenRong BJ entered into an exclusive option agreement with each shareholder of ShenRong BJ. Pursuant to the exclusive option agreements, the shareholders of ShenRong BJ irrevocable granted RongShen BJ or its designated representative, an exclusive option to purchase all or part of the equity interest he or she holds in ShenRong BJ, when and to the extent permitted under the PRC law, at an amount of RMB 10 or the minimum price permitted under PRC law exceeding such price if at the time while exercising the exclusive option, the PRC laws impose mandatory requirements on the purchase price of such equity interests. ShenRong BJ cannot declare any profit distributions or grant loans in any form without the prior written consent of RongShen BJ, and the shareholders of ShenRong BJ shall donate in full any funds received from ShenRong BJ to RongShen BJ in the manner permitted by the applicable PRC laws, in the event any distributions are made by ShenRong BJ pursuant to any written consents of RongShen BJ. The exclusive option agreements will remain effective until all equity interests held by the shareholders of ShenRong BJ have been transferred or assigned to RongShen BJ or its designated representative.

Agreements that Transfer Economic Benefits to Us or Absorb Losses

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T. entered into on September 23, 2005, ChinaCache Beijing agreed to provide Beijing Blue I.T. with exclusive business support and technical and consulting services, including technical services, business consultations, intellectual property licensing, equipment or property leasing, marketing consultancy, system integration, research and development, and system maintenance in return for fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests to any intellectual properties or technologies arising out of or created during the performance of this agreement. Pursuant to the exclusive business cooperation agreement, ChinaCache Beijing and Beijing Blue I.T. entered into the exclusive technical consultation and training agreement and exclusive technical support and service agreement (both described below), under which service fees are paid by Beijing Blue I.T. to ChinaCache Beijing. The initial term of the exclusive business cooperation agreement is 10 years and it was extended for another ten years upon ChinaCache Beijing’s written confirmation on September 20, 2015, which will expire on September 23, 2025. Prior to this agreement’s and subsequent agreements’ expiration dates, ChinaCache Beijing can at its sole discretion renew at a term of its choice through written confirmation.

The exclusive business cooperation agreement dated July 31, 2008 between ChinaCache Beijing and Beijing Jingtian, the exclusive business cooperation agreement dated August 20, 2018 between Xin Run and ChinaCache Shouming, and the exclusive business cooperation agreement dated March 3, 2020 between RongShen BJ and ShenRong BJ contain terms substantially similar to those of the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T.

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

Loan Agreements. Each shareholder of Beijing Blue I.T. entered into a loan agreement on September 23, 2005 and a supplementary agreement on May 10, 2010 with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of providing capital to Beijing Blue I.T. to develop its business. In addition, ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Blue I.T. to be used for the operations of Beijing Blue I.T. The term of the loan agreement is ten years and it was extended for another ten years upon the contracting parties’ written confirmation on September 20, 2015, which will expire on September 23, 2025. The term of the loan agreement may be extended upon mutual written consent of the parties. On January 20, 2016, each shareholder of Beijing Blue I.T. entered into another loan agreement with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB 4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of subscribe for the capital increase of Beijing Blue I.T. The term of the loan agreement is ten years and expires on January 20, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. On December 19, 2016, each shareholder of Beijing Blue I.T. entered into another loan agreement with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB11 million and RMB9 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of purchasing the increased capital of Beijing Blue I.T. The term of the loan agreement is ten years and expires on December 19, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. In each loan agreement, the method of repayment shall be at the sole discretion of ChinaCache Holdings and the proceeds from the transfer of the shareholder’s equity interest in Beijing Blue I.T. to ChinaCache Holdings or another person designated by ChinaCache Holdings as permitted under PRC law shall be used to repay the loan. The shareholders shall repay the loans immediately upon certain events, including the shareholder leaving our employment, a third-party filing a claim against the shareholder which exceeds RMB100,000 or ChinaCache Holdings exercising its option to purchase the shareholder’s equity interest in Beijing Blue I.T. pursuant to the exclusive option agreement described above. Each loan agreement contains a number of covenants that restrict the actions the shareholders can take or cause Beijing Blue I.T. to take. For example, these covenants provide that the shareholder will:

·	not transfer, pledge or otherwise dispose of or encumber his or her equity interest in Beijing Blue I.T. without the prior written consent of ChinaCache Holdings;

·	not take any action without the prior written consent of ChinaCache Holdings, if such action will have a material impact on the assets, business and liabilities of Beijing Blue I.T.;

·	not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Beijing Blue I.T. without the prior written consent of ChinaCache Holdings; and

·	vote to elect the director candidates nominated by ChinaCache Holdings.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, except as otherwise disclosed herein:

·	the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations;

·	each and all of the currently effective documents under the VIE arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

·	the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of content and application delivery services and other participants in the PRC telecommunications industry, and the Ministry of Commerce, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our content and application delivery business in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties.” In addition, these contractual arrangements may not be as effective in providing us with control over Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ as would direct ownership of such entities. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

D.	Property, Plants and Equipment

Our headquarters are located at Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, PRC, where we lease approximately 5092 square meters of office space. As of December 31, 2019, our other offices in mainland China occupied an aggregate of 945 square meters of leased space, and we also leased an aggregate of 506 square feet in the U.S., London and Hong Kong. In addition, we rented approximately 4,753 square meters in California, the U.S., to expand our research and development capacity and support our global operations.

We have paid RMB51.9 million to acquire land use right in relation to approximately 39,000 square meters of land in Tianzhu Comprehensive Bonded Zone in Beijing. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.” In December 2014, we entered into agreements with BFSMC, pursuant to which we agreed to sell to BFSMC one of the data center buildings with construction areas of approximately 14,208 square meters, which has been constructed on the aforementioned land in the Tianzhu Comprehensive Bonded Zone. Under our framework agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, a subsidiary of BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Thereafter we filed a motion to dismiss the counterclaim of BFSMC’s subsidiary arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was rejected and Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. The court rendered a judgment on the case on December 31, 2019, which ruled that: (i) certain agreements in relation to such sales of data center buildings (including the cooperation agreement dated as of December 30, 2014, the supplementary agreement dated as of February 26, 2015, the official correspondence dated as of May 5, 2016 and the escrow agreement dated as of July 20, 2017) should be null and void; (ii) Xin Run should repay such BFSMC’ subsidiary in an amount of RMB672 million, which is the consideration paid by such BFSMC’ subsidiary to Xin Run; (iii) such BFSMC’ subsidiary should transfer 100% of the equity securities of Zhao Du to Xin Run, and should repay Xin Run the amount of approximately RMB82.7 million, which is the rent paid by Xin Run to such BFSMC’ subsidiary; (iv) confirmed that such BFSMC’ subsidiary has legal title to the funds with an amount of RMB105.6 million deposited in the escrow account. Both Xin Run and such BFSMC’ subsidiary had appealed the judgment to a higher court, and as of the date hereof, this lawsuit is still pending. In addition, in October 2017, the foregoing subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. Unfortunately, Xin Run lost, and the court ruled that Xin Run should pay overdue rent in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. In June 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome, however, the Company accrued the liability accordingly. Please see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” for more information.

In April 2014, we entered into a framework agreement with People.cn, pursuant to which we agreed to sell to People.cn one of the data center buildings to be constructed in the Tianzhu Comprehensive Bonded Zone. This building has been put into use. On December 29, 2017, Xin Run entered into a framework agreement with People.cn, under which, among others, Xin Run will transfer 100% equity interest in Beijing Shuo Ge to People.cn subject to terms and conditions to be set forth in a definitive equity transfer agreement. On April 3, 2019, Xin Run entered into a definitive equity transfer agreement and other relevant documents with People.cn, pursuant to which, among others, Xin Run agrees to transfer 100% equity interest in Beijing Shuo Ge to People.cn and return consideration of RMB73.2 million prepaid by People.cn with related interest of RMB13.0 million before December 31, 2024.

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

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had approximately 1,789, 1,665 and 1,627 active customers as of December 31, 2017, 2018 and 2019, respectively. Revenues from our top five customers accounted for 57.2%, 68.5% and 76.6% of our total net revenues in 2017, 2018 and 2019, respectively.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our revenues in 2019 decreased slightly as compared to that in 2018, mainly due to the decline in services price impacted by intense market competition. We intend to attract and retain more high-value customers to increase our revenues and to maintain our margin at a stable level, meanwhile, we target gradual improvement in margins as our scale grows to stable and maintain an optimal level of customer mix.

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

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues decreased from 91.7% in 2017 to 72.2% in 2018, and then increased to 75.1% in 2019 primarily as a result of the slightly decrease of total revenues due to the decline of unit service price and the incremental leasing cost of 3# IDC building as well as utility and depreciation for the new buildings that were ready for use and transferred from construction in progress in late 2018. We plan to enhance the efficiency of our operations by improving the utilization of bandwidth usage.

Components of Results of Operations

Revenues

In the years ended December 31, 2017, 2018 and 2019, we generated net revenues of RMB852.6 million, RMB922.6 million and RMB 918.6 million, (US$ 132.0 million) respectively.

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

The number of our active customers has decreased from 1,789 for the year ended December 31, 2017, 1,665 as of December  31, 2018 and further to 1,627 for the year ended December 31, 2019. We categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. Due to the changing competition landscape, our sales to customers in the media and entertainment, internet and software, mobile internet, enterprises and e-commerce industry groups fluctuated over time. During any given period, a relatively small number of customers typically accounts for a significant percentage of our total net revenues.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues
Third party customers	852,568	100%	922,591	100%	918,628	131,953	100%
Total Net Revenues	852,568	100%	922,591	100%	918,628	131,953	100%
Cost of revenues (1)(2)
Bandwidth, co-location and storage fees	681,134	79.9%	552,003	59.8%	465,804	66,909	50.7%
Depreciation of network equipment and amortization of intangible assets	9,244	1.1%	14,481	1.6%	40,403	5,804	4.4%
Payroll and other compensation costs of network operations personnel	56,455	6.6%	38,176	4.1%	35,007	5,027	3.8%
Electricity and other utility	11,530	1.4%	35,614	3.9%	61,555	8,842	6.7%
Rental expense	1,959	0.2%	2,743	0.3%	35,619	5,116	3.9%
Other cost of revenues	21,500	2.5%	23,145	2.5%	51,432	7,388	5.6%
Total cost of revenues	781,822	91.7%	666,162	72.2%	689,820	99,086	75.1%
Other operating loss	19,483	2.3%	27,352	3.0%	29,176	4,191	3.2%
Operating expenses (1)
Sales and marketing expenses	61,770	7.3%	36,428	3.9%	36,059	5,180	3.9%
General and administrative expenses	142,721	16.7%	128,331	13.9%	152,160	21,856	16.6%
Provision for doubtful accounts receivable	17,514	2.1%	1,050	0.1%	8,449	1,214	0.9%
Research and development expenses	81,748	9.6%	68,412	7.4%	54,059	7,765	5.9%
Impairment of long-lived assets	21,757	2.6%	—	—	—	—	—
Impairment of long-term investments	3,690	0.4%	—	—	—	—	—
Total operating expenses	329,200	38.7%	234,221	25.3%	250,727	36,015	27.3%

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	490	4.5%	551	13.3%	211	30	11.2%
Sales and marketing expenses	254	2.3%	220	5.3%	83	12	4.4%
General and administrative expenses	9,630	88.1%	2,262	54.4%	1,114	161	58.9%
Research and development expenses	562	5.1%	1,124	27.0%	483	69	25.5%
Total share-based compensation expenses included in cost of revenues and operating expenses	10,936	100%	4,157	100%	1,891	272	100%

(2)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

Cost of Revenues

Our cost of revenues primarily consists principally of the following:

·	bandwidth, co-location and storage fees;

·	depreciation of network equipment and amortization of intangible assets;

·	payroll and other compensation costs of network operations personnel;

·	Electricity and other utility;

·	Rental expense; and;

·	other cost and expenses that are directly attributable to the provisions of our content and application delivery total solutions.

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2017, 2018 and 2019, 81%, 52% and 33%, respectively, of our bandwidth, co-location and data storage were purchased from three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consist of the depreciation associated with our network servers and backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an independent third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Depreciation of network equipment and amortization of intangible assets were RMB9.2 million, RMB14.5 million and RMB40.4 million (US$5.8 million) for the years ended December 31, 2017, 2018 and 2019. Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB45.7 million, RMB336.1 million and RMB59.8 million (US$8.4 million) in the years ended December 31, 2017, 2018 and 2019, respectively.

Our cost of revenues decreased from RMB781.8 million in the year ended December 31, 2017 to RMB 666.2 million in the year ended December 31, 2018 and then increased to RMB689.8 million (US$99.1 million) in the year ended December 31, 2019. Our cost of revenues as a percentage of our total net revenues decreased from 91.7% in the year ended December 31, 2017 to 72.2% in the year ended December 31, 2018 and then increased to 75.1% in the year ended December 31, 2019. The decrease from fiscal year 2017 to fiscal year 2018 in terms of percentage was primarily due to the improvement of operating efficiency, and the slight increase from fiscal year 2018 to fiscal year 2019 in terms of percentage was mainly due to the decrease of our service unit price combined with the incremental leasing cost of 3# IDC building that was sold and leased back in 2019 and other utility and depreciation expenses for the new buildings that were ready for use and transferred from construction in progress in late 2018. However, we expect that our cost rate will decrease as we expand our operations with more competitive service price and acquire lower cost from suppliers.

Other Operating Loss

Our other operating loss was RMB29.2 million (US$4.2 million) for the year ended December 31, 2019, which was primarily due to the provision of late delivery penalties accrued on our agreements with BFSMC, that also constituted the majority of other operating loss for the years ended December 31, 2017 and 2018.

As a percentage of our total net revenues, our other operating loss was 3.2% for the year ended December 31, 2019.

Operating Expenses

Our operating expenses primarily consist of sales and marketing expenses, general and administrative expenses and research and development expenses.

Sales and Marketing Expenses.

Our sales and marketing expenses primarily consist of the following:

·	salary and benefit expenses for our sales and marketing staff, including share-based compensation expenses;

·	promotion and marketing expenses, including costs for sponsoring special promotional and marketing events and organizing and participating in industry conferences and related expenses for business development activities; and

·	travel-related expenses to support sales and marketing functions.

Our sales and marketing expenses decreased from RMB61.8 million for the year ended December 31, 2017 to RMB36.4 million for the year ended December 31, 2018 and decreased to RMB36.1 million (US$5.2 million) for the year ended December 31, 2019. There was no material change compared to last year as we maintained consistent expenditure control.

As a percentage of our total net revenues, our sales and marketing expenses decreased from 7.3% for the year ended December 31, 2017 to 3.9% for the year ended December 31, 2018, and kept stable as 3.9% for the year ended December 31, 2019. Going forward, we expect our sales and marketing expenses to decrease in absolute dollar amount as we expect our existing marketing initiatives will be more effectively aligned with CDN business consolidation while gearing towards promoting internet data center service offerings.

General and Administrative Expenses.

Our general and administrative expenses primarily consist of the following:

·	salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

·	professional service expenses; and

·	rental expense.

Our general and administrative expenses decreased from RMB142.7 million for the year ended December 31, 2017 to RMB128.3 million for the year ended December 31, 2018, and increased to RMB152.2 million (US$21.9 million) for the year ended December 31, 2019. The increase from 2018 to 2019 was primarily due to the commission fee for the disposal of a subsidiary Beijing Shuo Ge.

As a percentage of our total net revenues, our general and administrative expenses decreased from 16.7% for the year ended December 31, 2017 to 13.9% for the year ended December 31, 2018, and increased to 16.6% for the year ended December 31, 2019. We expect that our general and administrative expenses in absolute amount will increase in next year due to the professional service fee for the planned disposal plan of all IDC buildings.

Provision for doubtful accounts.

Our provision for doubtful accounts decreased from RMB17.5 million for the year ended December 31, 2017 to RMB1.1 million for the year ended December 31, 2018 and increased to RMB8.4 million (US$1.2 million) for the year ended December 31, 2019. The increase from 2018 to 2019 was primarily because a proportion of prepaid commission fee that excessed the actual commission fee for the disposal of Beijing Shuo Ge was probable not recoverable.

As a percentage of our total net revenues, our provision for doubtful accounts decreased from 2.1% for the year ended December 31, 2017 to 0.1% for the year ended December 31, 2018 and increased to 0.9% for the year ended December 31, 2019.

Research and Development Expenses.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses decreased from RMB81.7 million for the year ended December 31, 2017 to RMB68.4 million for the year ended December 31, 2018 and then to RMB 54.1 million (US$7.8 million) for the year ended December 31, 2019.

As a percentage of our total net revenues, our research and development expenses decreased from 9.6% for the year ended December 31, 2017 to 7.4% for the year ended December 31, 2018 and decreased to 5.9% for the year ended December 31, 2019. We anticipate that our research and development expenses will decrease in the absolute dollar amount as we believe that we will better align our R&D resources to consolidate our product support platforms in response to a mature CDN market and the need to exercise cost control in all areas of operations.

Impairments of long-lived assets.

We recorded the impairment of long-lived assets of RMB21.8 million, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

Impairment of long-term investments.

 Our impairment of long-term investments was RMB 3.7 million, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Revenue Recognition

We provide a portfolio of content and application delivery total solutions, within its one class of services, such as, web page content services; file transfer services; rich media streaming services; guaranteed application delivery; managed internet data services; cloud hosting services; content bridging services; mobile internet solution and value-added services to our customers that in turn improve the performance, reliability and scalability of their internet services and applications.

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

We generate revenue from CDN, IDC and IX.

CDN is a content distribution network built on the network. Relying on the edge servers deployed in various regions, through load balancing, content distribution, scheduling and other functional modules of the central platform, CDN enables users to obtain the required content nearby, reduces network congestion, and improves user access response speed and hit rate. For revenue stream of CDN, the promised service is to provide CDN service to the customer, which is qualified as a single distinct performance obligation. The unit price is fixed when contract entered with customers. CDN services are typically provided to customers over the contract service period and the related revenues are recognized based on actual usage over the term of the contract after the reconciliation with customers completed. We are principal and record revenue for CDN service on a gross basis.

IDC services provide cabinet rental and bandwidth service to customer. We provide two promised services, cabinet rental and bandwidth service. The promise services are not distinct within the context of the contract as the goal of IDC is to combine traditional internet data center and content delivery. The reason why the customers rent the Group’s cabinet is not only to benefit from our physical hosting location and maintenance service, but also to enjoy the bandwidth service provided by the Group. It is cost efficient to consume the Group’s bandwidth service rather than to connect directly to bandwidth service provider such as China Unicom or China Mobile. Thus, these two promise services within the contract of IDC service-cabinet rental and bandwidth service are not distinct and shall be identified as one performance obligation. Typically, IDC services are provided to customers for a fixed unit price over the contract service period and the related revenues are recognized based on actual usage and unit price over the term of the contract after the reconciliation with customers completed. We are principal and record revenue for IDC service on a gross basis.

 IX Services allow networks to interconnect directly, via the exchange, rather than through one or more third-party networks. The primary advantages of direct interconnection are cost, latency, and bandwidth. Same as IDC, there are two promised services within the contract, one is to provide a port usage and the other is to provide bandwidth. However, the service is not distinct within context of the contract as the services provided is highly integrated. Thus, only one performance obligation is identified for IX revenue stream. The unit price is fixed when contract entered with customers. IX services are provided to customers over the contract service period and the related revenues are recognized based on actual usage and unit price over the term of the contract after the reconciliation with customers completed. We are principal and record revenue for IX service on a gross basis.

6% of value-added tax, or VAT are applied on all services provided by our PRC subsidiaries and VIEs and VIEs’ subsidiaries.

Fair Value of Financial Instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses and other current assets, short-term investments, short term borrowings, accounts payables, accrued expenses, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term borrowings approximates its fair value since it bears interest rate which approximates market interest rates. Available-for-sale investments were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. The Company, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

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

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. To comply with these foreign ownership restrictions, we operate our business in China through our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming, which are wholly owned by PRC citizens. Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming hold the licenses and approvals that are required to operate our business. The Company and ChinaCache Beijing have entered into a series of contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their shareholders. The Company and Xin Run have entered into a series of contractual arrangements with ChinaCache Shouming and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” As a result of these contractual agreements, we have the substantial ability to control Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming and receive substantially all the profits and absorb all the expected losses of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. Therefore, we are considered the primary beneficiary of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. Accordingly, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming are our VIEs under U.S. GAAP and we consolidate their results in our consolidated financial statements. In the opinion of our PRC legal counsel, except as otherwise disclosed herein, the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming might preclude us from consolidating Beijing Blue I.T., Beijing Jingtian in the future and ChinaCache Shouming.

Impairment of Long-lived Assets

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. For long-lived assets held for sale, assets are written down to fair value less cost to sell. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

Impairment charge was RMB21.8 million, nil and nil for the year ended December 31, 2017, 2018 and 2019, respectively.

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

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ deficit. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive loss except for other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investments for the years ended December 31, 2017, 2018 and 2019 were RMB3.3 million, nil and nil respectively.

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

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2017, 2018 and 2019 were RMB0.4 million, nil and nil million, respectively.

Income Taxes

We follow the liability method in accounting for income taxes in accordance with ASC topic 740 “Taxation” (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

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

On January 1, 2018, we adopted ASU 2017-09 “Compensation – Stock Compensation: Scope of Modification Accounting”, which provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in ASC 718 to a change to the terms or conditions of a share-based payment award. The adoption of ASU 2017-09 did not have a material impact on our consolidated financial statements.

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

Hong Kong

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%.

ChinaCache Networks (Hong Kong) Limited, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong for the years ended December 31, 2017 and 2018. For the years ended December 31, 2019, income tax rate decreased to 8.25% for profit below HKD 2 million, and 16.5% for excessive profit over HKD 2 million.

PRC

ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian, Xin Run, ChinaCache Shouming, RongShen BJ and ShenRong BJ are companies incorporated in the PRC and are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries and the VIEs are subject to a CIT statutory rate of 25%.

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

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2019, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2019, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2019, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

In November 2013, ChinaCache Beijing obtained the certificate of “high and new technology enterprise” jointly issued by the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation, and has since then continued to qualify as a “high and new technology enterprise” and been entitled to a reduced income tax rate of 15%. In December 2016 and December 2019, ChinaCache Beijing was recognized as a “high and new technology enterprise” again respectively and became eligible for a preferential tax rate of 15% effective from 2016 to 2021.

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

For the year ended December 31, 2019, our other PRC subsidiaries are currently subject to an enterprise income tax rate of 25% unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) of their income from tax and enjoy a reduced enterprise income tax rate of 20%. Our PRC subsidiaries can enjoy such reduced enterprise income tax rate if their financial data are determined to meet the standard of “small scale and low profit” enterprise when filing with the tax bureau.

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

In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. On October 14, 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments, or Circular 35, which became effective on January 1, 2020 and concurrently abolish Circular 60. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Circular 60. Accordingly, ChinaCache (Hong Kong) and ShenRong HongKong, our Hong Kong subsidiaries, may be able to enjoy the 5% withholding tax rate for the dividends they receive from ChinaCache Beijing, Xin Run and RongShen BJ, our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, Circular 60 and Circular 9, if the relevant tax authorities consider the transactions or arrangements, we are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

6% of VAT are applied on all services provided by our PRC subsidiaries and VIEs and VIEs’ subsidiaries.

Inflation

In the last three years, inflation in China has impacted our results of operations in varying degrees. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were 5.8%, 7.9% and 4.5% respectively. We may be affected significantly if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	2017		2018		2019
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Net revenues	852,568	100%	922,591	100%	918,628	131,953	100%
Cost of revenues (1)(2)	(781,822)	-91.7%	(666,162)	-72.2%	(689,820)	(99,086)	-75.1%
Gross profit	70,746	8.3%	256,429	27.8%	228,808	32,867	24.9%
Other operating loss	(19,483)	-2.3%	(27,352)	-3.0%	(29,176)	(4,191)	-3.2%
Operating expenses (1)
Sales and marketing expenses (1)	(61,770)	-7.2%	(36,428)	-3.9%	(36,059)	(5,180)	-3.9%
General and administrative expenses (1)	(142,721)	-16.7%	(128,331)	-13.9%	(152,160)	(21,856)	-16.6%
Provision for doubtful accounts receivable	(17,514)	-2.1%	(1,050)	-0.1%	(8,449)	(1,214)	-0.9%
Research and development expenses (1)	(81,748)	-9.6%	(68,412)	-7.5%	(54,059)	(7,765)	-5.9%
Impairment of long-lived assets	(21,757)	-2.6%	—	—	—	—	—
Impairment of long-term investments	(3,690)	-0.4%	—	—	—	—	—
Total operating expenses	(329,200)	-38.6%	(234,221)	-25.4%	(250,727)	(36,015)	-27.3%
Operating loss	(277,937)	-32.6%	(5,144)	-0.6%	(51,095)	(7,339)	-5.6%
Gain from disposal of a subsidiary	-	-	-	-	18,285	2,626	2.0%
Interest income	1,430	0.2%	354	0.0%	181	26	0.0%
Interest expense	(18,665)	-2.2%	(33,543)	-3.6%	(49,924)	(7,171)	-5.4%
Other (expenses)/income	(5,303)	-0.6%	8,331	0.9%	36,367	5,224	4.0%
Foreign exchange (loss)/gain, net	(11,043)	-1.3%	4,200	0.5%	1,448	208	0.2%
Loss before income taxes	(311,518)	-36.5%	(25,802)	-2.8%	(44,738)	(6,426)	-4.8%
Income tax expense	(59,648)	-7.0%	(11)	0.0%	(7,967)	(1,144)	-0.9%
Net loss	(371,166)	-43.5%	(25,813)	-2.8%	(52,705)	(7,570)	-5.7%
Net loss attributable to the noncontrolling interest	(2,005)	-0.2%	(1,395)	-0.2%	(1,034)	(149)	-0.1%
Net loss attributable to ChinaCache	(369,161)	-43.3%	(24,418)	-2.6%	(51,671)	(7,421)	-5.6%

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	490	551	211	30
Sales and marketing expenses	254	220	83	12
General and administrative expenses	9,630	2,262	1,114	161
Research and development expenses	562	1,124	483	69
Total share-based compensation expense included in cost of revenues and operating expenses	10,936	4,157	1,891	272

(2)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues decreased by 0.4% from RMB922.6 million for the year ended December 31, 2018 to RMB918.6 million (US$132.0 million) for the year ended December 31, 2019. The decrease was primarily due to due to the decline in services price impacted by intense market competition.

Cost of Revenues

Our cost of revenues increased by 3.6% from RMB 666.2 million for the year ended December 31, 2018 to RMB 689.8 million (US$99.1 million) for the year ended December 31, 2019. The increase was primarily due to an increase in depreciation of network equipment and amortization of intangible assets of RMB25.9 million (US$3.7 million) and an increase of in electricity and other utilities of RMB25.9 million (US$3.7 million) from the new buildings that were ready for use and transferred from construction in progress in late 2018 and an increase of rental expense of RMB32.9 million (US$4.7 million) from 3# IDC building that was sold and leased back in 2019, offset by a decrease in our bandwidth, co-location and storage fees of RMB86.2 million (US$12.4 million) and a decrease of our payroll and other compensation costs of network operations personnel of RMB3.2 million (US$0.5 million). Cost of revenues included share-based compensation expenses of RMB0.2 million (US$0.03 million) for the year ended December 31, 2019, compared to RMB0.5 million for the year ended December 31, 2018.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Bandwidth, co-location and storage fees	552,003	465,804	66,909
Depreciation of network equipment and amortization of intangible assets	14,481	40,403	5,804
Payroll and other compensation costs of network operations personnel	38,176	35,007	5,027
Electricity and other utility	35,614	61,555	8,842
Rental expense	2,743	35,619	5,116
Other cost of revenues	23,145	51,432	7,388
Total cost of revenues	666,162	689,820	99,086

Other Operating Loss

Our other operating loss was RMB29.2 million (US$4.2million) for the year ended December 31, 2019 which was due to the provision of late delivery penalties accrued upon our agreement with BFSMC, as compared to our other operating loss of RMB27.4 million for the year ended December 31, 2018.

Operating Expenses

Our operating expenses increased from RMB234.2 million for the year ended December 31, 2018 to RMB250.7 million (US$36.0 million) for the year ended December 31, 2019. We expect our operating expense, as percentage of sales revenue, to decrease going forward as we exercise stringent cost control to fend off margin erosion to CDN business as a result of pricing-centric competition in the market.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 1.0% from RMB36.4 million for the year ended December 31, 2018 to RMB 36.1 million (US$5.2 million) for the year ended December 31, 2019. The year-over-year decrease was primarily due to improved cost control measures implemented throughout our company, and improved efficiency in output by sales staff.

General and Administrative Expenses. Our general and administrative expenses increased RMB23.8 million or 18.6% from RMB128.3 million for the year ended December 31, 2018 to RMB152.2 million (US$21.9 million) for the year ended December 31, 2019, primarily due to: (i) an increase of RMB51.6 million (US$7.4 million) in professional service fee related to the disposal of Beijing Shuo Ge, litigations, auditing and financial advisory; deducted by (ii) a decrease of RMB9.7 million (US$1.4 million) in other expense which mainly caused by the non-recurring Dongfang Bowen advertising fee incurred in fiscal year 2018; (iii) a decrease of RMB8.0 million (US$1.1 million) in taxation of the usage of land and properties and other taxes and surcharges; and (iv) a decrease of 4.5 million (US$0.8 million) in compensation expenses as staff number decreased, therefore, the related salaries, social insurance and house funding as well as employee bonus decreased accordingly.

Provision for doubtful accounts. Our provision for doubtful accounts was RMB8.4 million (US$1.2 million) for the year ended December 31, 2019, as compared to RMB1.1 million for the year ended December 31, 2018. The increase from 2018 to 2019 was primarily due to a proportion of prepaid commission fee that excessed the actual commission fee for the disposal of Beijing Shuo Ge was probable not recoverable.

Research and Development Expenses. Our research and development expenses decreased by 21.0% from RMB68.4 million for the year ended December 31, 2018 to RMB54.1 million (US$7.8 million) for the year ended December 31, 2019. The decrease was primarily due to the layoff of staffs in R&D department improved cost control measures and efficiency in output.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2019 was RMB51.1 million (US$7.3 million), as compared to operating loss for the year ended December 31, 2018 of RMB5.1 million.

Income Tax Expense

We had income tax expense of RMB8.0 million (US$1.1 million) for the year ended December 31, 2019, as compared to income tax expense of RMB0.01 million for the year ended December 31, 2018. Our income tax expense for the year ended December 31, 2019 was primarily due to RMB7.4 million (US$1.1 million) prepaid income tax resulted from intercompany assets transaction between Xin Run and Beijing Shuo Ge in 2015 which was amortized into income tax expenses along with the completion of Beijing Shuo Ge’s disposal.

Net Loss

As a result of the foregoing we had net loss of RMB52.7 million (US$7.6 million) for the year ended December 31, 2019 as compared to a net loss of RMB25.8 million for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues increased by 8.2% from RMB852.6 million for the year ended December 31, 2017 to RMB922.6 million for the year ended December 31, 2018. The increase was primarily due to increase in high value customers and increase in sales volume.

Cost of Revenues

Our cost of revenues decreased by 14.8% from RMB781.8 million for the year ended December 31, 2017 to RMB666.2 million for the year ended December 31, 2018. The decrease was primarily due to a decrease in our bandwidth, co-location and storage fees of RMB129.1 million or 19.0%, a decrease of our payroll and other compensation costs of network operations personnel of RMB18.3million or 32.4%. However, the decrease is partially set off by an increase in depreciation of network equipment and amortization of intangible assets of RMB5.2 million or 56.7%. Cost of revenues included share-based compensation expenses of RMB0.5 million for the year ended December 31, 2018, compared to RMB0.5 million for the year ended December 31, 2017.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Bandwidth, co-location and storage fees	681,134	552,003
Depreciation of network equipment and amortization of intangible assets	9,244	14,481
Payroll and other compensation costs of network operations personnel	56,455	38,176
Electricity and other utility expenses	11,530	35,614
Rental expense	1,959	2,743
Other cost of revenues	21,500	23,145
Total cost of revenues	781,822	666,162

Other Operating Loss

Our other operating loss was RMB 27.4 million for the year ended December 31, 2018 which was due to the provision of late delivery penalties accrued upon our agreement with BFSMC, as compared to our other operating loss of RMB19.5 million for the year ended December 31, 2017.

Operating Expenses

Our operating expenses decreased from RMB329.2 million for the year ended December 31, 2017 to RMB 234.2 million for the year ended December 31, 2018, We expect our operating expense, as percentage of sales revenue, will decrease going forward as we exercise stringent cost control to fend off margin erosion to CDN business as a result of pricing-centric competition in the market.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 41.0 % from RMB61.8 million for the year ended December 31, 2017 to RMB36.4 million for the year ended December 31, 2018. The year-over-year decrease was primarily due to improved cost control measures implemented throughout our company.

General and Administrative Expenses. Our general and administrative expenses decreased by 10.1% from RMB142.7 million for the year ended December 31, 2017 to RMB128.3 million for the year ended December 31, 2018, primarily due to: (i) a decrease of RMB21.7 million in salary expenses as staff number decreased, therefore, the related salaries, social insurance and house funding as well as employee bonus decreased accordingly; (ii) a decrease of RMB6.8 million in share-based compensation, which was mainly caused by in fiscal year 2017, 16 million shares of restricted shares was newly granted in the fourth quarter of 2017, with the vesting period of one month, from January 1, 2017 to December 31, 2017, thus the total expense, amounted to RMB7.0 million was recognized in December 2017, but no such impact in 2018 ; (iii) the decrease of rental expense of RMB6.6 million, and (iv) an increase of RMB19.7million in other expense, which mainly caused by the Dongfang Bowen advertising fee incurred in fiscal year 2018.

Provision for doubtful accounts. Our provision for doubtful accounts was RMB1.1 million for the year ended December 31, 2018, as compared to RMB17.5 million for the year ended December 31, 2017. The decrease from 2017 to 2018 was primarily due to 1) we provided provision for doubtful accounts receivables adopting prudence principal basing on the analysis of customers’ aging in 2017, and 2) the improvement of account receivables collectability in 2018.

Research and Development Expenses. Our research and development expenses decreased by 16.3% from RMB81.7million for the year ended December 31, 2017 to RMB68.4 million for the year ended December 31, 2018. The decrease was primarily due to improved cost control measures and improved efficiency in output by R&D staff.

Impairment of long-lived assets. We recorded the impairment of long-lived assets of RMB21.8 million and nil for the years ended December 31, 2017 and December 31, 2018, respectively. due to the improvement of the operating results and optimistic forecast, we recognize less impairment charge in fiscal year 2017 and nil in 2018.

Impairment of long-term investments. Our impairment of long-term investments was RMB3.7 million and nil for the years ended December 31, 2017 and December 31, 2018, respectively.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2018 was RMB 5.1 million, as compared to operating loss for the year ended December 31, 2017 of RMB277.9 million.

Income Tax Expense

We had income tax expense of RMB 0.01 million for the year ended December 31, 2018, as compared to income tax expense of RMB59.6 million for the year ended December 31, 2017. Our income tax expense for the year ended December 31, 2018 was mainly composed of RMB29.4 million of current income tax expenses and RMB30.2million of deferred tax expenses.

Net Loss

As a result of the above, we had net loss of RMB25.8 million for the year ended December 31, 2018, as compared to a net loss of RMB371.2 million for the year ended December 31, 2017.

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

As of December 31, 2019, we had RMB25.9 million (US$3.7 million) in cash and cash equivalents.

We experienced net loss of approximately RMB371.2 million, RMB25.8 million and RMB52.7 million (US$7.6 million) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, the Company had net current liabilities of approximately RMB1,642.7 million (US$236.0 million), excluding net asset held for sale. These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

Our board and management are now reviewing strategy and priorities for the next 12 months and analyzing the cash flow forecast for the next twelve months. We will be focusing on a number of business initiatives and strategies to improve cash revenue from operation assets and operation efficiency, together with obtaining proceeds from disposal of IDC buildings. First, we will focus on generating cash revenue from the improvement of CDN operations to increase our liquidity and reinvest in potential project pipeline. Second, we plan to negotiate with the suppliers for more favorable payment terms. Third, we plan to sell the ownership of our residual IDC building to get enough operational cash flow. Lastly, we plan to better manage our selling and general administrative expenses to improve operation efficiency.

By taking into account of estimated consideration of RMB1,830.0 million (US$262.7 million) from planned disposal of the cloud infrastructure buildings and assets held for sale and other improvement measures foresaid, we believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

Although we consolidate the results of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming and their respective subsidiaries, our access to the cash balances or future earnings of these entities is only through our contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ and their respective shareholders. See “Item 4. Information on the Company —C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(99,039)	(41,659)	108,944	15,652
Net cash used in investing activities	(89,295)	(160,811)	(35,678)	(5,126)
Net cash provided by (used in) financing activities	149,007	140,596	(78,452)	(11,268)
Net decrease in cash and cash equivalents	(39,327)	(61,874)	(5,186)	(742)
Effect of foreign exchange rate changes on cash	(10,584)	1,754	(259)	(40)
Cash, cash equivalents and restricted cash at beginning of the period	156,620	106,709	46,589	6,692
Cash, cash equivalents and restricted cash at end of the period	106,709	46,589	41,144	5,910

Operating Activities

Net cash provided by operating activities was RMB108.9 million (US$15.7 million) for the year ended December 31, 2019. Net cash provided by operating activities for the year ended December 31, 2019 reflects a net loss of RMB52.7 million (US$7.6 million), adjusted by reconciling items in the total amount of RMB42.2 million (US$6.1 million), which primarily include depreciation of property and equipment of RMB28.6 million (US$4.1 million), amortization of other non-current asset of RMB19.8 million (US$2.9 million), amortization of intangible assets and land use right of RMB0.8 million (US$0.1 million), noncash lease expense of RMB37.2 million (US$5.4 million), allowance for doubtful accounts of RMB8.4 million (US$1.2 million), interest expense adjustment of RMB4.0 million (US$0.6 million), share-based compensation expenses of RMB1.9 million (US$0.3 million); deducted by gain from disposal of property and equipment of RMB37.5 million (US$5.4 million), gain from the disposal of a subsidiary of RMB18.3 million (US$2.6 million), amortization of deferred government grant of RMB1.4 million (US$0.2 million) and foreign exchanges gain of RMB1.4 million (US$0.2 million). Additional major factors that affected operating cash flows for the year ended December 31, 2019 include: (i) a decrease of RMB104.7 million (US$15.0 million) in accounts receivable due to timely collection; (ii) a decrease of RMB31.9 million (US$4.6 million) in prepaid expense and other current assets; (iii) an increase of accrued expenses and other payables of RMB27.9 million (US$4.0 million); deducted by (iv) an decrease of RMB61.0 million (US$8.8 million) in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers.

Net cash used in operating activities was RMB41.7 million for the year ended December 31, 2018. Net cash used in operating activities for the year ended December 31, 2018 reflects a net loss of RMB25.8 million, adjusted by reconciling items in the total amount of RMB31.8 million, which primarily include depreciation of property and equipment of RMB12.0 million, amortization of intangible assets and land use right of RMB0.8 million, loss from disposal of property and equipment of RMB1.5 million, allowance for doubtful accounts of RMB1.1 million, share-based compensation expenses of RMB4.2 million, interest expense of RMB4.7 million, amortization of other non-current asset of RMB15.2 million, amortization of deferred government grant of RMB3.5 million and foreign exchanges gain of RMB4.2 million. Additional major factors that affected operating cash flows for the year ended December 31, 2018 include: (i) an decrease of RMB28.7 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (ii) an increase of accrued expenses and other payables of RMB31.3 million primarily due to the decrease in payables for purchase of property and equipment; (iii) an increase of RMB50.5 million in accounts receivable primarily; (iv) an increase of RMB13.2 million in prepaid expense and other current assets; and(v)a decrease of RMB 14.4 million in long term deposits and other non-current assets.

Net cash used in operating activities was RMB99.0 million for the year ended December 31, 2017. Net cash used in operating activities for the year ended December 31, 2017 reflects a net loss of RMB371.2 million, adjusted by reconciling items in the total amount of RMB105.7 million, which primarily include depreciation of property and equipment of RMB9.1 million, share-based compensation expenses of RMB10.9 million, impairment of long-lived assets of RMB21.8 million, impairment of long term investments of RMB3.7 million, foreign exchanges loss of RMB11.0 million, allowance for doubtful accounts of RMB17.5 million, amortization of intangible assets and land use right of RMB2.4 million, deferred tax expense of RMB30.2million, loss from disposal of property and equipment of RMB0.6 million and interest expense of RMB4.3million and amortization of deferred government grant of RMB4.6 million. Additional major factors that affected operating cash flows for the year ended December 31, 2017 include: (i) an increase of RMB60.9 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers; (ii) an increase of accrued expenses and other payables of RMB61.4 million primarily due to the decrease in payables for purchase of property and equipment; (iii) a decrease of RMB14.0 million in accounts receivable primarily due to improved accounts receivable collection; (iv) a decrease of RMB58.3 million in long term deposits and other non-current assets; and (v) an increase of RMB26.5 million in prepaid expense and other current assets.

Investing Activities

Net cash used in investing activities was RMB35.7 million (US$5.1 million) for the year ended December 31, 2019. Net cash used in investing activities for the year ended December 31, 2019 resulted primarily from (i) proceeds from  disposal of property and equipment of RMB38.6 million (US$5.5 million), offset by (ii) cash paid for cloud infrastructure construction in progress of RMB54.1 million (US$7.8 million), (iii) purchase of property and equipment of RMB5.7 million (US$0.8 million) and (iv) repayment of consideration with interest arising from disposal of Beijing Shuo Ge of RMB 14.5 million (US$2.1 million).

Net cash used in investing activities was RMB160.8 million for the year ended December 31, 2018. Net cash used in investing activities for the year ended December 31, 2018 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB161.1 million.

Net cash used in investing activities was RMB89.3million for the year ended December 31, 2017. Net cash used in investing activities for the year ended December 31, 2017 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB73.7 million; (ii) cash paid for purchases of property and equipment and intangible assets of RMB15.2 million; and (iii) cash paid for long term investments of RMB0.4 million.

Financing Activities

Net cash used in financing activities was RMB78.5 million (US$11.3 million) for the year ended December 31, 2019. Net cash used in financing activities for the year ended December 31, 2019 resulted primarily from (i) repayment of bank borrowings of RMB73.9 million (US$10.6 million); and (ii) payments of finance lease obligation RMB26.0 million (US$3.7 million); offset by the proceeds from sales and lease back of RMB20.5 million (US$2.9 million).

Net cash provided by financing activities was RMB140.6 million for the year ended December 31, 2018. Net cash provided by financing activities for the year ended December 31, 2018 resulted primarily from (i) proceeds from bank borrowings of RMB203.5 million; and (ii) proceeds from sales and lease back of RMB64.0 million, partially offset by (i) repayment of bank borrowings RMB72.8 million; (ii) payments of finance lease obligation RMB46.5 million; and (iii) borrowing cost RMB7.6 million.

Net cash provided by financing activities was RMB149.0 million for the year ended December 31, 2017. Net cash used in financing activities for the year ended December 31, 2017 resulted primarily from (i) proceeds from bank borrowings of RMB411.7 million, partially offset by (i) repayment of bank borrowings RMB183.2 million; and (ii) payments of finance lease obligation RMB74.7 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements. Beijing Blue I.T. contributed to 54.4%, 36.9% and 30.5% of our total net revenues in the years ended December 31, 2017, 2018 and 2019, respectively. Beijing Jingtian’s contribution to our total net revenues in the years ended December 31, 2017, 2018 and 2019 was immaterial, nil and nil, respectively. ChinaCache Shouming had no contribution to our total net revenues in the years ended December 31, 2017, 2018 and 2019.

Conducting our operations through contractual arrangements with our consolidated variable interest entities in China entails a risk that we may lose effective control over our consolidated variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties” and “We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries ChinaCache Beijing, Xin Run and RongShen BJ. The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. In the years ended December 31, 2017, 2018 and 2019, the aggregate amount of service fees that ChinaCache Beijing charged Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming was RMB32.1 million, RMB 53.5 million and RMB37.5 million (US$5.4 million), respectively, which accounted for 3.8%, 5.5% and 4.1%, respectively, of our total net revenues.

Under PRC law, ChinaCache Beijing, Xin Run and RongShen BJ and each of our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. ChinaCache Beijing, Xin Run and RongShen BJ are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

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

After paying the withholding taxes applicable to ChinaCache Beijing, Xin Run and RongShen BJ’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing, Xin Run and RongShen BJ would be available for distribution to us, ChinaCache Beijing , Xin Run and RongShen BJ’s shareholder, although we have not, and do not have such plan at present to, make such distributions. As of December 31, 2019, the amount of the net restricted assets of ChinaCache Beijing, Xin Run, RongShen BJ and our consolidated variable interest entities, which includes the paid-in-capital and statutory reserves of ChinaCache Beijing and Xin Run and the equity of our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate amount of RMB461.2 million (US$66.2 million). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

Furthermore, cash transfers from ChinaCache Beijing, Xin Run and RongShen BJ to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of ChinaCache Beijing, Xin Run, RongShen BJ and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues.”

Capital Expenditures

We had capital expenditures of RMB45.7 million, RMB 336.1 million and RMB59.8 million (US$8.4 million) in the years ended December 31, 2017, 2018 and 2019, respectively, representing 5.4%, 36.4% and 6.33% of our total net revenues for such years, respectively. Our capital expenditures were primarily for the purchase of land use right, servers, other property and equipment and certain intangible assets and cash paid for cloud infrastructure construction in progress, for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities. We expect that our capital expenditures in 2020 will decrease from 2019 as we have completed the construction of the majority of cloud infrastructure and planned to sell all the IDC buildings in 2020.

C.	Research and Development

Our internal research and development team consisted of 135 engineers as of December 31, 2019, representing approximately 43% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. As of the date of this annual report, we have 57 PRC patents, two U.S. patents, 50 software copyright registrations in China relating to the technologies used in our business.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. We incurred RMB81.8 million, RMB 68.4 million and RMB54.1 million (US$7.8 million) of research and development expenses in the years ended December 31, 2017, 2018 and 2019, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

E.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Finance lease obligations (1)	58,809	31,782	27,027	-	-
Operating lease obligations (2)	185,543	49,949	112,257	22,601	736
Purchase commitments (3)	187,547	187,490	57	-	-
Total	431,899	269,221	139,341	22,601	736

(1)	Finance lease obligations refers to our obligations for leasing certain computer equipment and optical fibers.

(2)	Operating lease obligations refers to our future minimum lease payments for office space, 3# IDC building as well as the equipment in 3# IDC building under non-cancelable operating leases.

(3)	Purchase commitments refers to our commitment to purchase bandwidth and cloud infrastructure from our bandwidth and construction providers.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our current directors and executive officers

Directors and Executive Officers	Age	Position/Title
Bang Zhang	52	Chairman
Xiaoqiang Wei	35	Director and Chief Executive Officer
Dong Yu	46	Director (Chairman of the Renumeration Committee and Chairman of the Nominating Committee)

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

Mr. Xiaoqiang Wei, certified Purchaser (Level 1) in China, PMP joined ChinaCache in 2005 and worked in several different divisions in different roles, including as the Company’s Vice President, the Company’s subsidiary general manager. He is leading operating resource management, project evaluation and operation development strategy and able to provide constructive advice on the Company’s operation management, project management and exploration into new development field. Mr. Wei holds a master’s degree.

Mr. Yu, a CPA, based in Shanghai, serves as Vice President of Finance, APAC Region for Nexans Cable (China) Co., Limited, a regional subsidiary of Nexans S.A. a global player in the cable and optical fiber industry. Mr. Dong Yu through his deep experience working in the APAC region, brings leadership experience from working across various commercial, operational and compliance functions.

Mr. Bin Liu tendered his resignation as the Company’s Director and Acting Chief Executive Officer to the Board on December 15, 2019, then the Board has appointed Mr. Xiaoqiang Wei as the Company’s Chief Executive Officer

Employment Agreements

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

For the fiscal year ended December 31, 2019, the aggregate compensation we paid to our executive officers and non-executive directors was approximately RMB2.0 million (US$0.3 million). For the same period, we paid RMB0.2 million (approximately US$29,000 for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

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

As of March 31, 2020, we had granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 9,099,872 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 49,017,808 ordinary shares and 77,114,512 restricted share units under our 2011 Share Incentive Plan.

The following table summarizes, as of December 31, 2019, the stock options granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Option Granted	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Xiaoqiang Wei	*	0.13	April 1, 2007	March 31, 2007	March 30, 2016
	*	0.26	April 1, 2009	March 31, 2009	March 30, 2027
	*	0.26	April 1, 2010	March 31, 20010	March 30, 2028
	*	0.24	April 1, 2010	June 20, 2010	June 19, 2020
	*	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	*	0.0725	January 1, 2018	December 13, 2017	December 12, 2017
	*	0.06625	January 1, 2018	April 9, 2018	April 8, 2028
Bang Zhang	—	—	—	—	—
Yu Dong	—	—	—	—	—

	—	—	—	—	—
Directors and officers as a group	892,848	0.01 to 0.5294	—	—	—
Other individuals as a group(1)	97,424,832	0.01 to 0.5294	—	—	—

The following table summarizes, as of the December 31, 2019, the restricted share units granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Restricted Share Units Granted	Vesting Commencement Date	Date of Grant
Xiaoqiang Wei	*	January 1, 2015	December 11, 2105
Bang Zhang	*	December 1, 2107	December 23, 2017
Yu Dong	—	—	—
Directors and officers as a group	1,120,000	—	—
Other individuals as a group (1)	75,994,512	—	—

* In aggregate owns options and/or restricted share units to acquire less than 1% of our outstanding ordinary shares on an as-converted basis.

(1)	Includes a director who has left the company.

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

Board of Directors

Our board of directors currently consists of three directors. A director is not required to hold any shares in the company by way of qualification. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval or compensation committee approval or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his or her interest in any contract, proposal or arrangement (including arrangement with respect to compensation to himself or herself or any other members of the board) in which he or she is materially interested, such a director may vote in respect of such contract, proposal or arrangement and may be counted in the quorum at such a meeting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the remuneration committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Bang Zhang, and Mr. Dong Yu. Mr. Bang Zhang is the chairman of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

·	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

·	reviewing with the independent auditors any audit problems or difficulties and management’s response;

·	discussing the annual audited financial statements with management and the independent auditors;

·	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

·	reviewing and approving all proposed related party transactions;

·	meeting separately and periodically with management and the independent auditors; and

·	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Remuneration Committee. Mr. Dong Yu is the chairman of our remuneration committee. The remuneration committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The remuneration committee is responsible for, among other things:

·	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

·	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

·	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

·	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Mr. Dong Yu is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

·	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

·	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

·	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

·	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

We had 611, 418 and 316 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees by function as of December 31, 2019:

Functional Area	Number of Employees	% of Total
Customer service	65	20.6%
Sales and marketing	63	19.9%
Research and development	135	42.7%
Management and administration	53	16.8%
Total	316	100.0%

Of our total employees as of December 31, 2019, 262 were located in Beijing, 22 were located in other cities throughout China and 32 were located outside China. We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. In February 2016, about 30 of our employees-initiated arbitration for labor dispute against Xin Run, Beijing Shouming, Beijing Zhao Du and Xin Run’s Tianjin Branch with Shunyi Labor Dispute Arbitration Committee and Chaoyang Labor Dispute Arbitration Committee.  They withdrew the arbitration request in June 2016 and later re-initiated the arbitration proceeding in May 2017. The arbitrators ruled that our subsidiaries should pay compensation in the amount of approximately RMB0.6 million to those employees. The arbitration award was supported by the judgement of trial court.  We have appealed the judgement to the appellate court in October 2017 and the appellate court dismissed the appeal and sustained the original judgement in October and November 2017. We believe that these are isolated cases and that our employee relations are good.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2019, by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of December 31, 2019 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 436,656,529 ordinary shares outstanding as of December 31, 2019 for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following December 31, 2019 , including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Dong Yu	—	—
Bang Zhang	*	*
Xiaoqiang Wei	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Song Wang (1)	93,400,733	21.4%
Jean Xiaohong Kou (2)	93,400,733	21.4%
Consolidated Capital Holdings Ltd. (1)(2)(3)	56,543,248	12.9%

*	Less than 1%.

(1)	Consists of (i) 56,487,472 ordinary shares and 3,486 ADSs representing 55,776 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 24,944,096 ordinary shares that Mr. Song Wang has the right to acquire upon exercise or vesting of equity incentive awards within 60 days after December 31, 2019, and (iv) 11,600,096 ordinary shares that Mr. Wang’s wife, Ms. Jean Xiaohong Kou has the right to acquire upon exercise or vesting of equities incentive awards within 60 days after December 31, 2019. Song Wang and Jean Xiaohong Kou possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(2)	See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou are husband and wife, and may be deemed to share beneficial ownership of the shares and ADSs held by each other. The business address for Ms. Kou is Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

(3)	The business address for Consolidated Capital Holdings Ltd. is c/o Jean Xiaohong Kou, Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, China.

To our knowledge, as of December 31, 2019, 386,583,680 of our ordinary shares, or approximately 88.5% of our total outstanding ordinary shares, was held by one of our record holders. The number of beneficial owners of our ADSs in the U.S. is likely to be much larger than the number of record holders of our ordinary shares in the U.S. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

We and certain of our current and former officers and directors have been named as defendants in a shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “Central California District Court”): William Likas v. ChinaCache International Holdings Ltd. et al, Civil Action No. 2:2019-cv-06942 (C.D. Cal.) (filed on August 9, 2019). The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to the our ADSs from April 10, 2015 to May 17, 2019—alleges that certain of the our public statements and filings contained materially false and misleading statements or omissions in violation of U.S. securities laws. On October 2, 2019, the Central California District Court appointed a group of two purported shareholders of us as the Lead Plaintiff of the class. On November 13, 2019, the Central California District Court entered an order to show cause, ordering the Lead Plaintiff to explain why this action should not be dismissed for lack of prosecution because the Lead Plaintiff had not filed a proof of service regarding any defendant. On November 20, 2019, the Lead Plaintiff submitted a response to the Court’s order to show cause and requested that the Court allow the Lead Plaintiff to serve the defendants through alternative means. On December 16, 2019, the lead plaintiff submitted a motion for alternative service, requesting the Court allow the lead plaintiff to serve two defendants, namely, the Company and Ms. Fengye Gao, our former Financial Controller, through alternative means. On January 29, 2020, the Court granted the lead plaintiff’s motion for alternative service. The lead plaintiff submitted proofs of service for completing service on the Company and Ms. Fengye Gao on February 13, 2020. On February 27, 2020, the Court issued an order as requested by us and lead plaintiff, which order sets the lead plaintiff’s deadline to file an amended complaint on April 17, 2020. The lawsuit is still pending, and management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

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

In August 2017, our PRC subsidiary, Xin Run, initiated a lawsuit against a subsidiary of BFSMC in Beijing, arising out of the sales of data center buildings. We sought the payment of purchase price in the amount of RMB105.6 million and the relating interest. In September 2017, such BFSMC’ subsidiary filed the statement of defense and made a counterclaim, claiming, among others, the late delivery penalties and relating losses in the total amount of approximately RMB50.5 million. Thereafter we filed a motion to dismiss the counterclaim of such BFSMC’ subsidiary arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was dismissed and as a result. In addition, Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. The court rendered a judgment on the case on December 31, 2019, which ruled that: (i) certain agreements in relation to such sales of data center buildings (including the cooperation agreement dated as of December 30, 2014, the supplementary agreement dated as of February 26, 2015, the official correspondence dated as of May 5, 2016 and the escrow agreement dated as of July 20, 2017) should be null and void; (ii) Xin Run should repay such BFSMC’ subsidiary in an amount of RMB672 million, which is the consideration paid by such BFSMC’ subsidiary to Xin Run; (iii) such BFSMC’ subsidiary should transfer 100% of the equity securities of Zhao Du to Xin Run, and should repay Xin Run the amount of approximately RMB82.7 million, which is the rent paid by Xin Run to such BFSMC’ subsidiary; (iv) confirmed that such BFSMC’ subsidiary has legal title to the funds with an amount of RMB105.6 million deposited in the escrow account. Both Xin Run and such BFSMC’ subsidiary had appealed the judgment to a higher court, and as of the date hereof, this lawsuit is still pending.

In October 2017, the foregoing subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. In August 2019, certain real properties of Xin Run have been sealed up by the court. At present, the second instance of this case has been completed. Unfortunately, we lost, and the court ruled that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. Xin Run has filed an application for suspension of such compulsory execution in December, 2019 to the Shunyi District Court of Beijing. Liability equal to the sentenced amount has been recorded in the balance sheet as of December 31, 2019 under other payables to offset consideration for disposal of Beijing Zhao Du in the expectation to net settle with such BFSMC’ subsidiary.

In June 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Xin Run filed a motion to dismiss for lack of jurisdiction. However, we were notified by the court that our motion was rejected. In January, 2020, Xin Run has filed an application for suspension of such lawsuit. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. The rental has been fully recorded in the balance sheet as of December 31, 2019 under other payables to offset consideration for disposal of Beijing Zhao Du in the expectation to net settle with such BFSMC’ subsidiary.

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

In April 2019, a technology company filed a lawsuit in Shanghai Minhang District People’s Court against Beijing Blue I.T., demanding payment of service fee and relevant liquidated damage in a total amount of approximately RMB28.3 million. The court rendered a judgment on the case in October, 2019, which ruled that Beijing Blue I.T. should pay relevant service fee, liquidated damage and costs of legal proceedings. We have appealed the judgment to a higher court in November 2019. In January, 2020, Beijing Blue I.T. and such technology company reached an agreement for settlement of the case, under which Beijing Blue I.T. agrees to pay such technology company the service fee in a total amount of approximately RMB27.5 million and relevant costs of legal proceedings. As of the date hereof, Beijing Blue I.T. has fully performed its payment obligations under such agreement.

In August 2019, a building materials technology company initiated a lawsuit against Xin Run in the Beijing Shunyi District People’s Court to request payment of approximately RMB35.6 million that should be paid by Xin Run to a third party, as such third party was obligated to pay the same amount to the building materials technology company, and the relating cost of the lawsuit. We filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and as a result, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the amount has been accrued as other payables under the name of the third party.

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

In September 2019, a branch of a telecommunication company filed a lawsuit against Beijing Blue I.T. in the Xianyang Qindu District People’s Court, requesting Beijing Blue I.T. to pay overdue service fees and liquidated damage in a total amount of approximately RMB12 million. In November 2019, this case was mediated by the court and Beijing Blue I.T. agrees to pay the plaintiff service fees of approximately RMB5.4 million and liquidated damage of approximately RMB2.2 million. As of the date hereof, Xin Run has fully performed its payment obligations under such agreement.

In October 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB20.5 million. We filed a motion to dismiss for lack of jurisdiction. However, we were notified by the court that our motion was rejected and certain real property of Xin Run was sealed up by the court. We have appealed the aforesaid judgment to Beijing No. 3 Intermediate People’s Court, but unfortunately, our motion was still rejected in January, 2020. As of the date hereof, this lawsuit is still pending. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued the amount as other payables.

In December 2019, we were notified that such technology company filed another lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue equipment purchase payment in a total amount of approximately RMB31.3 million, relevant interest and costs of legal proceedings. Unfortunately, we lost, and the court ruled that Xin Run should pay overdue equipment purchase payment in a total amount of approximately RMB31.3 million and the relevant liquidated damages thereon. We had appealed the judgment to a higher court in January, 2020. As of the date hereof, certain real properties and bank accounts of Xin Run was sealed up by the court, and this lawsuit is still pending.

In November 2019, a commercial bank filed a lawsuit with respect to financial loan agreement dispute against Xin Run, Mr. Song Wang and Ms. Jean Xiaohong Kou in the Fushun Intermediate People's Court of Liaoning Province. As of the date hereof, we noticed that certain real properties and bank accounts of Xin Run have been sealed up by such court, but we have not received any documents relating to this lawsuit from the court.

In November 2019, a commercial bank filed a lawsuit with respect to financial loan agreement dispute against Xin Run, Mr. Song Wang and Ms. Jean Xiaohong Kou in the Shenyang Intermediate People’s Court of Liaoning Province, requesting: (i) all loans under certain loan agreement become due on October 30, 2019; (ii) Xin Run to pay principal amount of loans of approximately RMB160 million, damages for breach of contract and relevant interests in an amount of approximately RMB0.5 million and costs of legal proceedings; and (iii) the plaintiff shall be entitled to be paid in priority regarding certain real property of Xin Run. As of the date hereof, certain real properties and bank accounts of Xin Run was sealed up by such court, and this lawsuit is still pending.

In December 2019, a technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue fees of approximately RMB38.0 million, relevant interest and costs of legal proceedings. We filed a motion to dismiss for lack of jurisdiction in January, 2020, which was granted by the court. As of the date hereof, certain real properties of Xin Run have been sealed up by such court, and this lawsuit is still pending.

In December 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB72.7 million, relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still pending.

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

Other Litigation Issues

In May 2019, the Group received a notice from a government prosecutors’ office in Beijing that the Group was currently under investigation for allegations of enterprise bribery. The Group has engaged a criminal defense counsel to prepare for the relevant legal proceedings. By that date, Mr. Song Wang had been arrested and was also currently under investigation for the allegations of enterprise bribery against the Group. Mr. Song Wang tendered his resignation as the Company’s Chief Executive Officer to the Board on May 17, 2019. As of the date hereof, such lawsuit is still pending. The Company is currently unable to assess the likely outcomes of such proceedings. Therefore, no provision has been made for this case.

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

Our ADSs, each representing 16 of our ordinary shares, were formerly listed on the Nasdaq Global Select Market. On September 4, 2019, the Nasdaq Hearings Panel determined to delist the Company’s securities from The Nasdaq Stock Market. Suspension of trading in the shares was effective at the open of business on September 6, 2019. Our ADSs currently trade under the symbol “CCIH” in The Over Counter – Pink Sheets. The following table provides the high and low trading prices for our ADSs since the date of our initial public offering.

The last reported closing price for our ADSs on May 10, 2019 was US$1.21 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2015	15.69	4.69
Fiscal Year 2016	10.48	2.33
Fiscal Year 2017	3.05	0.72
Fiscal Year 2018	4.75	1.00
Fiscal Year 2019	1.29	0.88
Quarterly Highs and Lows
First Fiscal Quarter of 2018	2.89	1.07
Second Fiscal Quarter of 2018	1.41	1.02
Third Fiscal Quarter of 2018	1.43	1.06
Fourth Fiscal Quarter of 2018	1.64	1.02
First Fiscal Quarter of 2019	1.36	1.03
Second Fiscal Quarter of 2019	1.41	1.02
Third Fiscal Quarter of 2019	1.43	1.06
Fourth Fiscal Quarter of 2019	1.64	1.02
Monthly Highs and Lows
January 2019	1.23	1.02
February 2019	1.51	1.12
March 2019	1.64	1.02
April 2019	1.19	1.03
May 2019	1.21	1.10
June 2019	1.36	1.17
July 2019	1.38	1.21
August 2019	1.21	0.88
September 2019	0.88	0.88
October 2019	0.88	0.88
November 2019	0.88	0.88
December 2019	0.88	0.88

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2020 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

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

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by at least three shareholders entitled to vote at the meeting, or one or more shareholders holding at least 10% of the paid-up voting share capital or 10% of the total voting rights entitled to vote at the meeting, present in person or by proxy.

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

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.”

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

·	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

·	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

On April 3, 2019, Xin Run entered into an equity transfer agreement with People.cn, pursuant to which, Xin Run agrees to transfer 100% equity interest in Beijing Shuoge Technology Co., Ltd. to People.cn for a consideration of RMB251.8 million and return RMB73.2 million prepaid by People.cn with related interest for RMB13.0 million before December 31, 2024.

On September 24, 2019, ChinaCache Assets, LLC entered into a standard offer, agreement and escrow instructions for purchase of real estate with Xunjing Real Estate, LLC, pursuant to which Xunjing Real Estate, LLC offers to purchase through an escrow a real property located in the county of Santa Clara, California, the U.S from ChinaCache Assets, LLC, with the purchase price of US$4,850,000.

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

Although the law in this regard is not entirely clear, we treat Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ as being owned by us for U.S. federal income tax purposes, because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we consolidate these entities’ results of operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current year and any other taxable year.

Assuming that we are the owner of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China. Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules the:

·	excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

·	amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

·	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for such U.S. Holder for such year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and interest expenses attributable to short term and long-term loans. As of December 31, 2018 and 2019, RMB32,097,000 and RMB 28,561,000 (US$4,103,000), respectively, were deposited with major financial institutions located in the PRC, RMB8,811,000 and RMB2,525,000 (US$363,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB2,076,000 and RMB3,649,000 (US$524,000), respectively, were deposited with major financial institutions located in the UK and RMB3,646,000 and RMB6,409,000 (US$921,000), respectively were held in major financial institutions in the United States of America. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Holders of our ADSs will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

·	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

·	expenses incurred for converting foreign currency into U.S. dollars;

·	expenses for cable, telex and fax transmissions and for delivery of securities;

·	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

·	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

We received net proceeds of approximately US$74.9 million from our initial public offering. For the period from September 30, 2010, the date that the F-1 Registration Statement was declared effective by the SEC, As of December 31, 2019, we used net proceeds from our initial public offering as follows:

·	approximately US$28.5 million to expand our research and development efforts and build our cloud infrastructure;

·	approximately US$28.3million capital expenditure for network and other equipment; and

·	approximately US$18.1 million for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2109 were not effective due to the material weakness disclosed below in "Management's Annual Report on Internal Control over Financial Reporting. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). We noted the following deficiencies that we believe to be material weaknesses: i) The Company did not have enough staff resources in the internal audit department, and internal audit evaluation work was not performed effectively from 2017 to 2019; ii) The Company had inadequate risk assessment procedures to continuously assess the legal and compliance risks associated with its business and the related financial impact.

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by. Marcum Bernstein Pinchuk LLP (“Marcum BP”), our independent registered public accounting firm for the years ended December 31, 2018 and 2019. We did not pay any other fees to our auditors during the periods indicated below.

	2018	2019
	US$	US$
	(in thousands)
Audit fees (1)	969	500
Tax fees (2)	53	—
Other fees (3)	—	—

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our auditors.

(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(3)	“Other fees” represent the aggregate fees billed by our principal auditors for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

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

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the fiscal year ended December 31, 2019.

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ChinaCache International Holdings Limited are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-169288))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
2.3	Deposit Agreement dated September 30, 2010, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-172962))

3.1	Certificate of Designation for the Company’s Series A Junior Participating Preferred Shares, dated May 9, 2018 (incorporated herein by reference to Exhibit 3.1 to the Form 6-K filed on May 10, 2018 (File No. 001-34873))

4.1	Third Amended and Restated Investors’ Rights Agreement dated August 13, 2010, among the Registrant, Series A, B and C investors, and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.2	2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.3	2008 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.4	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.5	2011 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.6	Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.7	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.8	English translation of Loan Agreement dated September 23, 2005, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.9	English translation of Supplementary Agreement to Loan Agreement dated May 10, 2010, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.10	Loan Agreements dated January 20, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)

4.11	English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.12	English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333169288))

4.13	English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.14	English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.15	English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.16	English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.17	English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.18	English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.19	Exclusive Option Agreements dated January 20, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)

4.20	English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.21	English translation of Supplementary Agreements to Loan Agreements dated May 10, 2010, among the Registrant, ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.22	English translation of Supplementary Agreements to Loan Agreements dated December 3, 2012, between ChinaCache Beijing and the two shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.23	English translation of Loan Assignment Agreement dated July 1, 2013, between Xinxin Zheng and Lei Wang (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.24	English translation of the Share Pledge Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.25	English translation of the Share Pledge Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.26	English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.27	English translation of the Power of Attorney dated July 1, 2013 by Lei Wang (incorporated by reference to Exhibit 4.30 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.28	English translation of the Exclusive Option Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.29	English translation of the Exclusive Option Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.32 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.30	English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.31	English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.32	Written Confirmation Concerning Extension of Term of Certain Agreements, dated September 20, 2010 (incorporated by reference to Exhibit 4.37 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.33	Securities Purchase Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.34	Registration Rights Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.35	Form of Share Repurchase Agreements, dated February 28, 2014, by and among the Registrant and the investors as listed at the end of the form and material terms of each Share Repurchase Agreement (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.36	English summary of Cooperation Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Federation of Supply and Marketing Cooperatives (incorporated by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.37	English summary of Lease Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Blue I.T. Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.38	English summary of Framework Agreement for the Transfer of the Equipment Building and Memorandum dated April 10, 2014, and Payment Agreement No. 1 and Payment Agreement No. 2, dated April 11, 2014 and January 26, 2015, respectively, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd. (incorporated by reference to Exhibit 4.36 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.39	Loan Agreements dated December 19, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.39 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.40	Exclusive Option Agreements dated December 19, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.40 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.41	Supplemental Agreements to the Share Pledge Agreements dated December 19, 2016, among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated by reference to Exhibit 4.41 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.42	English translation of Share Transfer Agreement dated March 5, 2017, among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited and Xin Run. (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.43	Powers of Attorney dated December 19, 2016, by the shareholders of Beijing Blue I.T. (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.44	English translation of the Comprehensive Facility Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.45	English translation of the Fixed Asset Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.45 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

Exhibit Number	Description of Document
4.46	English translation of the Contract for Mortgage of Maximum Amount dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.46 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.47	English translation of the Working Capital Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.47 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.48	English translation of the Contract for Guarantee of Maximum Amount in favor of ChinaCache Xin Run Technology (Beijing) Co., Ltd. dated October 30, 2017, by and between Song Wang and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.48 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.49	English translation of the Termination Agreement, dated March 23, 2018, by and among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited, Song Wang, Jean Xiaohong Kou and Xin Run (incorporated by reference to Exhibit 4.49 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.50	English summary of Framework Agreement for the Transfer of 100% Equity Interest in Beijing Shuoge Technology Co., Ltd., dated December 29, 2017, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd. (incorporated by reference to Exhibit 4.50 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.51	English translation of the Loan Contract dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.51 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.52	English translation of the Pledge Agreement dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.52 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.53	English translation of the Guarantee Agreement dated December 21, 2017, by and among Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch, Song Wang and Jean Xiaohong Kou (incorporated by reference to Exhibit 4.53 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.54	English translation of the Property Supervision Agreement dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.54 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.55	Rights Agreement, dated as of May 9, 2018, between ChinaCache International Holdings Ltd. and American Stock Transfer & Trust Company, LLC, which includes the form of Rights Certificate as Exhibit A, the form of Summary of Rights as Exhibit B and the form of Certificate of Designation as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed on May 10, 2018 (File No. 001-34873))

4.56	English translation of the Agreement on Transfer of 100% Equity Interests in Beijing Shuoge Technology Co., Ltd., dated April 3, 2019, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and People.cn Co., Ltd. (incorporated herein by reference to Exhibit 4.56 to the Form 20-F filed on November 29, 2019 (File No. 001-34873))

4.57	English translation of the Debt Acknowledgement and Repayment Schedule Agreement, dated April 3, 2019, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and People.cn Co., Ltd. (incorporated herein by reference to Exhibit 4.57 to the Form 20-F filed on November 29, 2019 (File No. 001-34873))

4.58	English translation of the Mortgage Contract, dated April 3, 2019, among ChinaCache Xin Run Technology (Beijing) Co., Ltd., People.cn Co., Ltd., and Beijing Blue I.T. Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.58 to the Form 20-F filed on November 29, 2019 (File No. 001-34873))

Exhibit Number	Description of Document
8.1	List of Subsidiaries and Consolidated Affiliated Entities (incorporated by reference to Exhibit 8.1 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

11.1	Amended and Restated Code of Business Conduct and Ethics, adopted on November 4, 2016 (incorporated by reference to Exhibit 11.1 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Conyers Dill & Pearman

15.2	Consent of Han Kun Law Offices

15.3	Consent of Marcum Bernstein & Pinchuk LLP

15.4	Letter dated as of December 2, 2019 from Marcum Bernstein & Pinchuk LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ChinaCache International Holdings Ltd.

	By:	/s/ Xiaoqiang Wei
Name: Xiaoqiang Wei
Title: Chief Executive Officer

Date: March 31, 2020

  CHINACACHE INTERNATIONAL HOLDINGS LTD.

  CONSOLIDATED FINANCIAL STATEMENTS

  For the years ended DECEMBER 31, 2017, 2018 AND 2019

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ChinaCache International Holdings Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the "Company") as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders' deficit for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of the guidance in Accounting Standards Codification (“ASC”) Topic 842, Leases (“Topic 842”).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Beijing, China

March 31, 2020

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		41,127	25,930	3,725
Restricted Cash		5,461	15,214	2,185
Accounts receivable (net of allowance for doubtful accounts of RMB82,366 and RMB82,495(US$11,850) as of December 31, 2018 and 2019, respectively)	4	210,476	105,608	15,170
Prepaid expenses and other current assets, net	5	169,635	117,912	16,937
Amounts due from a related party	21	-	65	9
Amounts due from subsidiaries held for sale	9	2,698	447	64
Assets held for sale	9	581,350	342,267	49,164

Total current assets		1,010,747	607,443	87,254

Non-current assets:
Property and equipment, net	6	415,067	396,620	56,971
Intangible assets, net		143	79	11
Land use right, net	7	32,172	31,466	4,520
Cloud infrastructure construction in progress	10	289,280	292,639	42,035
Long term investments	11	30,148	30,126	4,327
Operating lease right-of-use asset	8	-	131,408	18,876
Long term deposits and other non-current assets		68,312	46,399	6,665

Total non-current assets		835,122	928,737	133,405

TOTAL ASSETS		1,845,869	1,536,180	220,659

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICIT:
Current liabilities:
Accounts payable (including accounts payable of the VIEs without recourse to the Company of RMB316,963 and RMB261,502 (US$37,562) as of December 31, 2018 and 2019, respectively)		339,263	278,312	39,977
Accrued employee benefits (including accrued employee benefits of the VIEs without recourse to the Company of RMB24,898 and RMB27,016 (US$3,881) as of December 31, 2018 and 2019, respectively)		36,794	37,885	5,442
Accrued expenses and other current liabilities (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB38,915 and RMB25,098 (US$3,605) as of December 31, 2018 and 2019, respectively)	13	47,634	69,393	9,968
Other payables (including accrued expenses and other payables of the VIEs without recourse to the Company of RMB15,072 and RMB6,248 (US$897) as of December 31, 2018 and 2019, respectively)	14	1,403,854	1,041,553	149,610
Income tax payable (including income taxes payable of the VIEs without recourse to the Company of RMB10,991 and RMB11,594 (US$1,665) as of December 31, 2018 and 2019, respectively)	20	85,025	92,491	13,286
Amounts due to related parties (including amounts due to related parties of the VIEs without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	21	69	27	4
Short-term borrowings (including short-term borrowings of the VIEs without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	12	13,850	-	-
Current portion of long-term borrowings (including current portion of long-term borrowings of the VIEs without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	12	58,355	320,000	45,965
Current portion of finance lease obligations (including current portion of finance lease obligations of the VIEs without recourse to the Company of RMB1,284 and nil as of December 31, 2018 and 2019, respectively)	17	20,299	26,057	3,743
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB1,696 and RMB302 (US$43) as of December 31, 2018 and 2019, respectively)	16	1,696	302	43
Amounts due to subsidiaries held for sale (including amount due to a subsidiary held for sale of the VIEs without recourse to the Company of RMB737 and nil as of December 31, 2018 and 2019, respectively)	9	737	-	-
Current portion of operating lease liability (including current portion of operating lease liability of the VIEs without recourse to the Company of nil and RMB40,155 (US$5,768) as of December 31, 2018 and 2019, respectively)	8	-	41,882	6,016
Liabilities held for sale (including liabilities held for sale of the VIEs without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	9	7,991	5,131	737

Total current liabilities		2,015, 567	1,913,033	274,791

 ChinaCache International Holdings Ltd.

Consolidated Balance Sheets (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICT: (CONTINUED)
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the VIEs without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	12	314,571	-	-
Non-current portion of finance lease obligations (including non-current portion of finance lease obligations of the VIEs without recourse to the Company of nil and nil as of December 31, 2018and 2019, respectively)	17	41,359	25,241	3,626
Non-current portion of operating lease liability (including non-current portion of operating lease liability of the VIEs without recourse to the Company of nil and RMB117,428 (US$16,867) as of December 31, 2018 and 2019, respectively)	8	-	122,360	17,576
Deferred government grant (including deferred government grant of the VIEs without recourse to the Company of RMB14,350 and RMB14,350 (US$2,061) as of December 31, 2018 and 2019, respectively)	16	14,350	14,350	2,061
Other non-current liability	15	-	50,973	7,322

Total non-current liabilities		370,280	212,924	30,585

Total liabilities		2,385,847	2,125,957	305,376

Commitments and contingencies	25

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 429,404,977 and 436,656,529 shares issued and outstanding as of December 31, 2018 and 2019, respectively)		338	338	44
Additional paid-in capital		1,579,153	1,581,064	227,106
Treasury stock		(18,033)	(15,332)	(2,202)
Statutory reserves		1,326	1,326	190
Accumulated deficit		(2,100,569)	(2,152,240)	(309,150)
Accumulated other comprehensive income /(loss)		1,522	(184)	(23)

Total ChinaCache International Holdings Ltd. shareholders’ deficit		(536,263)	(585,028)	(84,035)
Noncontrolling interest		(3,715)	(4,749)	(682)

Total shareholder’s deficit		(539,978)	(589,777)	(84,717)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		1,845,869	1,536,180	220,659

The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of operations and COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$
Net revenues		852,568	922,591	918,628	131,953

Cost of revenues		(781,822)	(666,162)	(689,820)	(99,086)

Gross profit		70,746	256,429	228,808	32,867

Other operating loss, net		(19,483)	(27,352)	(29,176)	(4,191)
Sales and marketing expenses		(61,770)	(36,428)	(36,059)	(5,180)
General and administrative expenses		(142,721)	(128,331)	(152,160)	(21,856)
Provision for doubtful accounts		(17,514)	(1,050)	(8,449)	(1,214)
Research and development expenses		(81,748)	(68,412)	(54,059)	(7,765)
Impairment of long-lived assets		(21,757)	-	-	-
Impairment of long-term investments	11	(3,690)	-	-	-

Operating loss		(277,937)	(5,144)	(51,095)	(7,339)

Interest income		1,430	354	181	26
Interest expense		(18,665)	(33,543)	(49,924)	(7,171)
Other (expenses)/income, net		(5,303)	8,331	36,367	5,224
Gain on disposal of subsidiaries	9	-	-	18,285	2,626
Foreign exchange (loss)/ gain		(11,043)	4,200	1,448	208

Loss before income taxes		(311,518)	(25,802)	(44,738)	(6,426)

Income tax expense	20	(59,648)	(11)	(7,967)	(1,144)

Net loss		(371,166)	(25,813)	(52,705)	(7,570)

Less: net loss attributable to noncontrolling interest		(2,005)	(1,395)	(1,034)	(149)

Net loss attributable to the Company’s shareholders		(369,161)	(24,418)	(51,671)	(7,421)
Loss per share
Basic and Diluted	23	(0.87)	(0.06)	(0.12)	(0.02)
Shares used in loss per share computations:
Basic and Diluted	23	425,589,746	426,809,567	436,649,822	436,649,822
Foreign currency translation		2,748	(1,037)	(1,706)	(245)
Unrealized holding loss on available-for-sale investments		(4,195)	-	-	-
Amounts reclassified from accumulated other comprehensive income		3,290	-	-	-
Total other comprehensive income/(loss) net of tax		1,843	(1,037)	(1,706)	(245)
Comprehensive loss		(369,323)	(26,850)	(54,411)	(7,815)
Less: comprehensive loss attributable to noncontrolling interest		(2,005)	(1,395)	(1,034)	(149)
Comprehensive loss attributable to the Company’s shareholders		(367,318)	(25,455)	(53,377)	(7,666)

The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(371,166)	(25,813)	(52,705)	(7,570)
Depreciation of property and equipment	9,145	12,017	28,642	4,114
Amortization of intangible assets and land use right	2,371	791	770	111
Noncash lease expense	-	-	37,247	5,350
Allowance for doubtful accounts	17,514	1,050	8,449	1,214
Impairment of long-lived assets	21,757	-	-	-
Impairment of long- term investments	3,690	-	-	-
Loss/(gain) from disposal of property and equipment	(559)	1,509	(37,520)	(5,389)
Gain from disposal of long-term investment	-	-	(50)	(7)
Gain from disposal of subsidiaries	-	-	(18,285)	(2,626)
Deferred tax expense	30,220	-	-
Interest expense adjustment	4,289	4,718	4,037	580
Foreign exchange loss / (gain)	11,018	(4,200)	(1,448)	(208)
Share-based compensation	10,936	4,157	1,891	272
Amortization of other non-current asset	-	15,217	19,838	2,850
Amortization of deferred government grant	(4,627)	(3,535)	(1,394)	(200)

Changes in operating assets and liabilities:
Accounts receivable	14,025	(50,498)	104,739	15,045
Prepaid expense and other current assets	(26,547)	(13,223)	31,931	4,586
Long term deposits and other non-current assets	58,274	14,413	2,075	298
Accounts payable	60,938	(28,661)	(60,951)	(8,755)
Accrued employee benefits	(2,046)	(7,671)	1,091	157
Accrued expenses and other payables	61,443	31,331	27,882	4,005
Income tax payable	286	6,688	15,459	2,220
Amounts due from a related party	-	-	(65)	(9)
Amounts due to related parties	-	51	(42)	(6)
Operating lease liabilities			(2,647)	(380)
Net cash (used in)/provided by operating activities	(99,039)	(41,659)	108,944	15,652

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows (Continued)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(15,236)	(39)	(5,742)	(825)
Cash paid for long term investment	(362)	-	-	-
Cash receipts from sales of long-term investments	-	-	72	10
Cash paid for cloud infrastructure construction in progress	(73,697)	(161,072)	(54,097)	(7,771)
Repayment of consideration refund with interest	-	-	(14,536)	(2,088)
Proceeds from disposal of property and equipment	-	300	38,625	5,548

Net cash used in investing activities	(89,295)	(160,811)	(35,678)	(5,126)

Cash flows from financing activities:

Proceeds from bank borrowings	411,745	203,450	-	-
Payment of borrowing cost	(4,900)	(7,599)	(1,873)	(269)
Repayment of bank borrowings	(183,151)	(72,771)	(73,850)	(10,608)
Proceeds from employee for exercise of share options	-	-	20	3
Payments of finance lease obligations	(74,687)	(46,484)	(25,950)	(3,727)
Proceeds from sales and lease back	-	64,000	20,500	2,945
Proceeds from sales of ordinary shares from treasury stock	-	-	2,701	388

Net cash provided by /(used in) financing activities	149,007	140,596	(78,452)	(11,268)

Net decrease in cash and cash equivalents and restricted cash	(39,327)	(61,874)	(5,186)	(742)
Cash and cash equivalents and restricted cash at beginning of the year	156,620	106,709	46,589	6,692
Effect of foreign exchange rate changes on cash	(10,584)	1,754	(259)	(40)
Cash, cash equivalents and restricted cash at end of the year	106,709	46,589	41,144	5,910
Supplemental disclosures of cash flow information:
Interest paid	(16,416)	-	(38,339)	(5,506)
Interest received	1,430	354	181	26
Income tax paid	-	-	(453)	(65)
Supplemental disclosures of non-cash activities:
Acquisition of property and equipment included in accrued expenses and other payables	(257,375)	(393,287)	(352,786)	(50,675)
Acquisition of property and equipment through finance leases	65,824	-	-	-
Share settlement of individual income tax on exercise of options	-	18,035	-	-
Obtaining right-of-use assets in exchange for lease liabilities	-	-	166,745	23,951

The accompanying notes are an integral part of these consolidated financial statements.

 ChinaCache International Holdings Ltd.

Consolidated statements of CHANGES IN shareholders’ EQUITY/(DEficit)

(Amounts in thousands of RMB and US dollars US$, except for number of shares)

	Attributable to ChinaCache
	Number of ordinary shares	Ordinary shares		Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Noncontrolling interests	Total shareholders’ deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017	409,339,219	334		1,562,408	(24,531)	1,326	(1,682,459)	716	(315)	(142,521)

Net loss	-	-		-	-	-	(369,161)	-	(2,005)	(371,166)
Other comprehensive loss
- Foreign currency translation adjustment	-	-		-	-	-	-	2,748	-	2,748
- Unrealized holding gain on available-for-sale investment	-	-		-	-	-	-	(4,195)	-	(4,195)
- Amounts reclassified from accumulated other comprehensive income	-	-		-	-	-	-	3,290	-	3,290
Share-based compensation	-	-		10,937	-	-	-	-	-	10,937
Restricted shares vested	20,555,835	4		(4)	24,531	-	(24,531)	-	-	-
Settlement of restricted shares vested with shares held by depository bank	(3,627,709)	-		-	-	-	-	-	-	-

Balance at December 31, 2017	426,267,345	338		1,573,341	-	1,326	(2,076,151)	2,559	(2,320)	(500,907)

Net loss	-	-		-	-	-	(24,418)	-	(1,395)	(25,813)
Foreign currency translation adjustment	-	-		-	-	-	-	(1,037)	-	(1,037)
Share-based compensation	-	-		4,157	-	-	-	-	-	4,157
Share settlement of individual income tax on exercise of options					(18,035)					(18,035)
Exercise of employee stock options	1,096,896	-		1,656	1	-	-	-	-	1,657
Restricted shares vested	2,040,736	-		(1)	1	-	-	-	-	-

Balance at December 31, 2018	429,404,977	338		1,579,153	(18,033)	1,326	(2,100,569)	1,522	(3,715)	(539,978)

Net loss	-	-		-	-	-	(51,671)	-	(1,034)	(52,705)
Foreign currency translation adjustment	-	-		-	-	-	-	(1,706)	-	(1,706)
Share-based compensation	-		-	1,891	-	-	--	-	-	1,891
Proceeds from sales of treasury stock	7,047,552	-		-	2,701	-	-	-	-	2,701
Exercise of employee stock options	44,000	-		20	-	-	-	-	-	20
Restricted shares vested	160,000	-		-	-	-	-	-	-	-

Balance at December 31, 2019	436,656,529	338		1,581,064	(15,332)	1,326	(2,152,240)	(184)	(4,749)	(589,777)

Balance at December 31, 2019 (US$)		44		227,106	(2,202)	190	(309,150)	(23)	(682)	(84,717)

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION

ChinaCache International Holdings Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on June 29, 2005 and its principal activity is investment holding. The founders of the Company are Mr. Wang Song and his spouse Kou Xiaohong (the “Founders”).

The Company through its subsidiaries and variable interest entities (collectively “the Group”) noted below are principally engaged in the provision of content and application delivery total solutions in the People’s Republic of China (the “PRC”).

As of December 31, 2019, subsidiaries of the Company and variable interest entities (“VIEs”) where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership		Principal activities
Subsidiaries
ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%		Provision of technical consultation services
ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%		Provision of content and application delivery services
JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%		Investment holding
ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%		Provision of content and application delivery services
ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	99	%(ii)	Construction of cloud infrastructure
Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%		Investment holding
Beijing Shou Ming Technology Co., Ltd. (“Beijing Shou Ming”)	August 15, 2014	The PRC	99	%(ii)	Computer hardware, technology development
Beijing Zhao Du Technology Co., Ltd. (“Beijing Zhao Du”) (iii)	August 15, 2014	The PRC	99	%(ii)	Mechanical equipment lease
ChinaCache Networks (UK) Limited (“ChinaCache UK”)	March 10, 2016	England and Wales	100%		Provision of content and application delivery services
ChinaCache Assets LLC (“CCAL”)	August 10, 2016	United States of America	100%		Real estate management
Beijing Wangrun Technology Co., Ltd (“Beijing Wangrun”) (iv)	April 26, 2019	The PRC	100%		Mechanical equipment lease
Beijing Xiangqing Technology Co., Ltd (“Beijing Xiangqing”) (iv)	April 28, 2019	The PRC	100%		Mechanical equipment lease
Beijing Shuosen Technology Co., Ltd (“Beijing Shuosen”) (iv)	April 28, 2019	The PRC	100%		Mechanical equipment lease
ChinaCache ShenRong Technology (Hongkong) Limited (“ShenRong HK”) (iv)	December 16,2019	Hong Kong	100%		Mechanical equipment lease
VIEs
Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT”) (i)	June 7, 1998	The PRC	-		Provision of content and application delivery services
Beijing Jingtian Technology Limited (“Beijing Jingtian”) (i)	September 1, 2005	The PRC	-		Provision of content and application delivery services
ChinaCache Shouming Technology (Beijing) Co., Ltd. (“ChinaCache Shouming”) (i)	June 6, 2018	The PRC			Technology Development

(i)	The equity interest of Beijing Blue IT is held by the Founders, and Beijing Jingtian is held by two individual shareholders. The equity interest of ChinaCache Shouming is held by Tianjin Ding Sheng Zhi Da Technologies Co., Ltd (“Ding Sheng Zhi Da”) and another individual shareholder. the Founders, Ding Sheng Zhi Da and the three individual shareholders are collectively referred as the "Nominal Shareholders".

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION (CONTINUED)

(ii)	On November 16, 2015, Xin Run received a capital injection of RMB1,292,000 (US$202,000) from Tianjin Shuishan Technology Co., Ltd, a PRC Company wholly owned by the Founders. As a result, the percentage of the Company’s equity ownership in Xin Run and Xin Run’s wholly-owned subsidiaries, is 99% as of December 31, 2018 and 2019.

(iii)	In July 2017, Xin Run transferred all of its equity interests in Beijing Zhao Du to a buyer (Note 9). However, due to the disputes disclosed in Note 25, the transaction is not yet closed.

(iv)

In April and December 2019, the Group established certain subsidiaries, Beijing Wangrun, Beijing Xiangqing, Beijing Shuosen, and ShenRong HK, all of which have not started any operation.

In February 2019, one of the Company’s subsidiaries, ChinaCache Ireland Limited, which has no material operation, was deregistered.

In May 2019, Xin Run transferred its 100% equity interests in Beijing Shuo Ge Technology Co., Ltd (“Beijing Shuo Ge”) to a buyer (Note 9).

Through the Company's subsidiaries in the PRC, the Company signed a series of contracts with certain VIEs, specifically Beijing Blue IT in September 2005, Beijing Jingtian in July 2008, and ChinaCache Shouming September 2018. The following is a summary of the various VIE agreements:

Exclusive option agreements

Pursuant to the exclusive option agreement amongst the Company and the Nominal Shareholders of Beijing Blue IT in September 2005, the Nominal Shareholders of Beijing Blue IT irrevocably granted the Company or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominal Shareholders in Beijing Blue IT, when and to the extent permitted under PRC law, at an amount equal to either a) the outstanding loan amount pursuant to the loan agreement owed by the Nominal Shareholders or b) the lowest permissible purchase price as set by PRC law. Such consideration, if in excess of the outstanding loan amount, when received by the Nominal Shareholders upon the exercise of the exclusive option is required to be remitted in full to the Company. Beijing Blue IT cannot declare any profit distributions or grant loans in any form without the prior written consent of the Company. The Nominal Shareholders of Beijing Blue IT must remit in full any funds received from Beijing Blue IT to the Company, in the event any distributions are made by the Beijing Blue IT pursuant to any written consents of the Company. Similar exclusive option agreements were signed by ChinaCache Beijing with Beijing Jingtian in July 2008, and by Xin Run with ChinaCache Shouming in September 2018.

All the afore-mentioned exclusive option agreements were valid for ten years, and can be renewed for an additional ten years at the sole discretion of the Company/ ChinaCache Beijing /Xin Run, and the times of such renewals are unlimited. The agreement amongst the Company and the Nominal Shareholders of Beijing Blue IT has been renewed and will expire on January 20, 2026. The agreement amongst the ChinaCache and the Nominal Shareholders of Beijing Jingtian has been renewed and will expire on January 15, 2029. The agreement amongst the Xin Run and the Nominal Shareholders of ChinaCache Shouming will be expired on August 20, 2028.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION (CONTINUED)

All the Exclusive business cooperation agreements were valid for ten years, and ChinaCache Beijing/Xin Run can at its sole discretion renew at a term of its choice through written confirmation. The agreement between ChinaCache Beijing and Beijing Blue IT has been renewed and will expire on September 23, 2025. The agreement amongst the ChinaCache and the Nominal Shareholders of Beijing Jingtian has been renewed and will expire on January 15, 2029. The agreement between Xin Run and ChinaCache Shouming was signed in September 2018, and will be expired on August 20, 2028.

Exclusive technical support and service agreement/Exclusive technical consultation and training agreement/Equipment leasing agreement

Pursuant to these agreements between ChinaCache Beijing and Beijing Blue IT, ChinaCache Beijing is to provide research and development, technical support, consulting, training and equipment leasing services in return for fees, which is adjustable at the sole discretion of ChinaCache Beijing. The fees charged to Blue IT include an annual fixed amount and a variable quarterly amount which is determined based on the following factors:

·	the number of ChinaCache Beijing’s employees who provided the services pursuant to the business cooperation agreement to Beijing Blue IT during the quarter (the “Quarterly Services”) and the qualifications of the employees;

·	the number of hours ChinaCache Beijing’s employees spent to provide the Quarterly Services;

·	operating expenses incurred by ChinaCache Beijing to provide the Quarterly Services;

·	nature and value of the Quarterly Services; and

·	Beijing Blue IT’s operating revenue for the quarter.

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

Loan agreements

The Company provided a loan facility of RMB10,000,000 to the Nominal Shareholders of Beijing Blue IT for the purpose of providing capital to Beijing Blue IT to develop its business. In addition, the Company also agreed to provide unlimited financial support to Beijing Blue IT for its operations and agree to forego the right to seek repayment in the event Beijing Blue IT is unable to repay such funding. The loan agreement between the Company and the Nominal Shareholders of Beijing Blue IT was valid for ten years and expired on September 23, 2015. Such agreement was renewed for an additional ten years to September 23, 2025. Such agreement can be extended for another ten years upon mutual written consent of the Company and the Nominal Shareholders of Beijing Blue IT. On January 20, 2016, the Nominal Shareholders of Beijing Blue IT entered into another loan agreement with the Company. Pursuant to this agreement, the Company provided an interest-free loan facility of RMB10,000,000 to the Nominal Shareholders of Beijing Blue IT for the purpose of subscribing for the capital increase of Beijing Blue IT. The term of the loan agreement is ten years and expires on January 20, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. On December 19, 2016, the Nominal Shareholders of Beijing Blue IT entered into another loan agreement with the Company. Pursuant to this agreement, the Company provided an interest-free loan facility of RMB20,000,000 to the Nominal Shareholders of Beijing Blue IT for the purpose of purchasing the increased capital of Beijing Blue IT. The term of the loan agreement is ten years and expires on December 19, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION (CONTINUED)

Loan agreements (continued)

ChinaCache Beijing also provided a loan of RMB8,500,000 to the Nominal Shareholders of Beijing Jingtian for their investment in the registered share capital. In addition, the Company, through ChinaCache Beijing, agreed to provide unlimited financial support to Beijing Jingtian for their operations and agree to forego the right to seek repayment in the event this VIE are unable to repay such funding. The loan agreement between ChinaCache Beijing and the Nominal Shareholders of Beijing Jingtian is valid for ten years and expires on December 3, 2022. Such agreement can be extended upon mutual written consent of ChinaCache Beijing and the Nominal Shareholders of Beijing Jingtian.

Xin Run also provided a loan of RMB10,000,000 to the Nominal Shareholders of ChinaCache Shouming for their investment in the registered share capital. In addition, the Company, through Xin Run, agreed to provide unlimited financial support to ChinaCache Shouming for their operations and agree to forego the right to seek repayment in the event this VIE are unable to repay such funding. The loan agreement between Xin Run and the Nominal Shareholders of ChinaCache Shouming is valid for ten years and will expire on August 20, 2028. Such agreement can be extended upon mutual written consent of Xin Run and the Nominal Shareholders of ChinaCache Shouming.

Power of attorney agreements

The Nominal Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs to ChinaCache Beijing/Xin Run, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominal Shareholders by the company law and the Company’s Article of Association. This agreement remains continuously valid, as long as the Nominal Shareholders continue to be the shareholders of the VIEs.

Subsequently, ChinaCache Beijing/Xin Run assigned the power of attorney agreement to ChinaCache Beijing/Xin Run’s shareholders or a party designated by ChinaCache Beijing and Xin Run’s shareholders, to whom it granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominal Shareholders by the company law and the Company’s Article of Association.

Share pledge agreements

Pursuant to the share pledge agreement between ChinaCache Beijing/Xin Run, and the Nominal Shareholders of VIEs, the Nominal Shareholders have pledged all their equity interests in the VIEs to guarantee the performance of the VIEs’ obligations under the Service Agreements.

If the VIEs breach their respective contractual obligations under the business cooperation agreements, ChinaCache Beijing and/or Xin Run, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The Nominal Shareholders of VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in the VIEs without the prior written consent of ChinaCache Beijing/Xin Run. This agreement is continuously valid until all payments due under the above VIE agreements have been fulfilled by the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable power of attorney agreements, whereby the Nominal Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, the Company, either directly or through ChinaCache Beijing and/or Xin Run, obtained effective control over the VIEs through the ability to exercise all the rights of the VIEs’ shareholders pursuant to the share pledge agreements and the exclusive option agreements. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses directly through the loan agreements. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through ChinaCache Beijing and/or Xin Run using the Service Agreements. Thus, the Company is the primary beneficiary of the VIEs and consolidates the VIEs under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

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

DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION (CONTINUED)

The following tables represent the financial information of the consolidated VIEs as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 before eliminating the intercompany balances and transactions between the VIEs and other entities within the Group:

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	14,557	3,936	565
Restricted cash	3,169	12,939	1,859
Accounts receivable (net of allowance for doubtful accounts of RMB80,484 and RMB79,839 (US$11,468) as of December 31, 2018 and 2019, respectively)	72,844	47,516	6,825
Prepaid expenses and other current assets, net	12,711	13,957	2,005
Amounts due from inter-companies (1)	9,572	48,522	6,970

Total current assets	112,853	126,870	18,224

Non-current assets:
Property and equipment, net	2,291	2,642	379
Intangible assets, net	35	27	4
Long term investments	10,103	10,081	1,448
Operating lease right-of-use asset	-	124,502	17,884
Long term deposits and other non-current assets	4,711	2,640	379

Total non-current assets	17,140	139,892	20,094

TOTAL ASSETS	129,993	266,762	38,318

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION (CONTINUED)

	As of December 31,
	2018	2019
	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Accounts payable	316,963	261,502	37,562
Accrued employee benefits	24,898	27,016	3,881
Accrued expenses and other current liabilities	38,915	25,098	3,605
Other payables	15,072	6,248	897
Income tax payable	10,991	11,594	1,665
Amounts due to inter-companies (1)	263,551	260,385	37,402
Amounts due to subsidiaries held for sale (2)	737	-	-
Current portion of finance lease obligations	1,284	-	-
Current portion of operating lease liabilities	-	40,155	5,768
Deferred government grant	1,696	302	43

Total current liabilities	674,107	632,300	90,823

Non-current liabilities:
Non-current portion of operating lease liabilities	-	117,428	16,867
Deferred government grant	14,350	14,350	2,061

Total non-current liabilities	14,350	131,778	18,928

Total liabilities	688,457	764,078	109,751

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Group.

(2)	Information with respect to subsidiaries held for sale is discussed in Note 9.

	For the Years Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues
-Third party customers	479,012	344,108	287,653	41,319
-Inter-companies	342,035	499,017	532,766	76,527
Net (loss)/profit	(88,547)	105,324	(60,994)	(8,761)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Going concern

The Group experienced net loss of approximately RMB371,166,000, RMB25,813,000 and RMB52,705,000 (US$7,570,000) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, the Group had net current liabilities of approximately RMB1,642,726,000 (US$ 235,964,000), excluding net asset held for sale. These conditions raise substantial doubt about the Group's ability to continue as a going concern.

When preparing the consolidated financial statements as of December 31, 2019 and for the year then ended, the Group ’s management concluded that a going concern basis of preparation was appropriate after analyzing the cash flow forecast for the next twelve months. In preparing the cash flow analysis, management took into account of a) estimated consideration of RMB1,830,000,000 (US$262,863,000) from planned disposal of the cloud infrastructure buildings and assets held for sale, and b) locating more domestic CDN customers from 2020 to compensate the estimated revenue decrease from US, and controlling its operating costs and negotiating with vendors for more favorable payment terms.

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

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the primary beneficiary. All inter-company transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation. Results of acquired subsidiaries or VIEs are consolidated from the date on which control is transferred to the Company.

(d)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, renewal period of lease terms and incremental borrowing rate of right-of-use assets and related lease obligations, impairment of long-term investments, long-lived assets and intangible assets, allowance for doubtful accounts, accounting for deferred income taxes, and accounting for share-based compensation arrangements. The valuation of and accounting for the Group’s financial instruments also require significant estimates and judgments provided by management. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Foreign currency

The functional currency of the Company and each of its subsidiaries and VIEs is the Renminbi (“RMB”), except for ChinaCache US, CCAL, ChinaCache HK, ShenRong HK, ChinaCache IE, and ChinaCache UK, which are the United States dollar (“US$”), Hong Kong dollar (“HK$”), Euro (“EUR”) and Great Britain Pound (“GBP”) respectively, as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of comprehensive loss.

(f)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9618 on December 31, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

As of December 31, 2018 and 2019, all the restricted cash relates to cash frozen by courts order during the ongoing legal proceedings.

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

DECEMBER 31, 2017, 2018 AND 2019

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

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The amounts of interest that would be capitalized were immaterial during the years ended December 31, 2017, 2018 and 2019.

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

Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Purchased software	5 years

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Group evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. For long-lived assets held for sale, assets are written down to fair value less cost to sell. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. Impairment charge of RMB21,757,000, nil and nil were recognized from properties and equipment and intangible assets for the years ended December 31, 2017, 2018 and 2019, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Investments

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ deficit. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive loss except for other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investments for the years ended December 31, 2017, 2018 and 2019 were RMB 3,290,000, nil and nil, respectively.

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

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2017, 2018 and 2019 were RMB400,000, nil and nil, respectively.

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

DECEMBER 31, 2017, 2018 AND 2019

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

On January 1, 2018, the Group adopted ASU No. 2014-09, Revenue from Contracts with Customers, (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to the consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

Under ASC 606, an entity recognizes revenue as the Group satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Group is a principal and records revenue on a gross basis when the Group is primarily responsible for fulfilling the service, has discretion in establish pricing and controls the promised service before transferring that service to customers. Otherwise, the Group records revenue at the net amounts as commissions.

The Group generates revenue from CDN, IDC and IX services under ASC Topic 606:

CDN Services

CDN is a content distribution network built on the network. Relying on the edge servers deployed in various regions, through load balancing, content distribution, scheduling and other functional modules of the central platform, CDN enables users to obtain the required content nearby, reduces network congestion, and improves user access response speed and hit rate. For revenue stream of CDN, the promised service is to provide CDN service to the customer, which is qualified as a single distinct performance obligation. The unit price is fixed when contract entered with customers. CDN services are typically provided to customers over the contract service period and the related revenues are recognized based on actual usage over the term of the contract after the reconciliation with customers completed. The Group is a principal and records revenue for CDN service on a gross basis.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition (continued)

IDC Services

IDC services provide cabinet rental and bandwidth service to customer. The Group provides two promised services, cabinet rental and bandwidth service. The promise services are not distinct within the context of the contract as the goal of IDC is to combine traditional internet data center and content delivery. The reason why the customers rent the Group’s cabinet is not only to benefit from the Group’s physical hosting location and maintenance service, but also to enjoy the bandwidth service provided by the Group. It is cost efficient to consume the Group’s bandwidth service rather than to connect directly to bandwidth service provider such as China Unicom or China Mobile. Thus, these two promise services within the contract of IDC service-cabinet rental and bandwidth service are not distinct and shall be identified as one performance obligation. Typically, IDC services are provided to customers for a fixed unit price over the contract service period and the related revenues are recognized based on actual usage and unit price over the term of the contract after the reconciliation with customers completed. The Group is a principal and records revenue for IDC service on a gross basis.

IX Services

IX Services allow networks to interconnect directly, via the exchange, rather than through one or more third-party networks. The primary advantages of direct interconnection are cost, latency, and bandwidth. Same as IDC, there are two promised services within the contract, one is to provide a port usage and the other is to provide bandwidth. However, the service is not distinct within context of the contract as the services provided is highly integrated. Thus, only one performance obligation is identified for IX revenue stream. The unit price is fixed when contract entered with customers. IX services are provided to customers over the contract service period and the related revenues are recognized based on actual usage and unit price over the term of the contract after the reconciliation with customers completed. The Group is a principal and records revenue for IX service on a gross basis.

6% of value-added tax, or VAT are applied on all services provided by the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries.

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by revenue stream for the years ended December 31, 2017, 2018 and 2019.

	For the Years Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
CDN Services	669,938	709,498	648,117	93,096
IDC Services	149,316	185,973	255,524	36,704
IX Services	33,314	27,120	14,987	2,153
Total	852,568	922,591	918,628	131,953

The following table provides information about accounts receivables and contract liabilities from contracts with customers:

	Years as of December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
Accounts receivables	210,476	105,608	15,170
Advance from customers	18,598	15,323	2,201

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Cost of revenues

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

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales and marketing expenses, amounted to approximately RMB200,000, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Government grant received by the Group also consist of unrestricted grant which are received on an unsolicited and unconditional basis to support the growth of the Group and do not relate to the Group's operating activities. Unrestricted grant is classified as non-operating income and recorded in other income on the consolidated statements of comprehensive loss upon receipt.

(v)	Leases

Leases are classified at the inception date as either a finance lease or an operating lease. The Group did not enter into any leases whereby it is the lessor for any of the periods presented. The Group leases equipment under finance lease agreements. As the lessee, a lease is a finance lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is for the major part of the equipment’s estimated remaining economic life, or d) the present value of the sum of the lease payments and any residual value guaranteed that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of equipment, d) the equipment is of such specialized nature that is expected to have no alternative use to the lessor at the end of lease term. A lease involving integral equipment is a finance lease only if condition (a) or (b) exists. A finance lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Leases (continued)

The Group has certain operating leases for offices and IDC buildings 3# with equipment in it. Some leases include one or more options to renew, which is typically at the Group's sole discretion. The majority of renewals to extend the lease terms are not included in our right of use assets and lease liabilities as they are not reasonably certain of exercise. The Group regularly evaluates the renewal options, and, when it is reasonably certain of exercise, it will include the renewal period in its lease term. New lease modifications result in remeasurement of the right of use asset and lease liability. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

In February 2016, the FASB issued a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of operating lease right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Group is also required to recognize and measure new leases at the adoption date and recognize a cumulative-effect adjustment in the period of adoption using a modified retrospective approach, with certain practical expedients available.

On January 1, 2019, the Group adopted the new lease accounting standard using a modified retrospective transition method which allowed the Group not to recast comparative periods presented in its consolidated financial statements. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities and had no impact on accumulated deficit as of January 1, 2019. It had an impact on the Group’s consolidated balance sheets, by initial recognition of ROU assets and lease liabilities of RMB166,124,000 (US$23,862,000) and RMB164,358,000 (US$23,608,000), respectively, for operating leases, while the Group’s accounting for finance leases remained substantially unchanged. The adoption of ASC 842 did not have a material impact on the Group’s results of operations or cash flows in the current year and prior year comparative periods and as a result, a cumulative-effect adjustment was not required. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term, using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease.

(w)	Income taxes

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Loss per share

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

(z)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the increase/(decrease) in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income/(loss) is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss of the Group includes foreign currency translation adjustments related to ChinaCache US, CCAL, ChinaCache HK, ShenRong HK, ChinaCache IE, and ChinaCache UK whose functional currency are US$, US$, HK$, EUR and GBP respectively, and the change in fair value of available-for-sale investments and their corresponding deferred tax impact, if any.

(aa)	Segment reporting

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

(bb)	Treasury Stock

The Group accounted for shares repurchased as treasury stock at cost in accordance with ASC Subtopic 505-30 (“ASC 505-30”), “Treasury Stock”, and is shown separately in the shareholders’ deficit as the Group has not yet decided on the ultimate disposition of those ADSs acquired. When the Group uses the treasury stock to settle the exercise of share options and restricted share units vested, the difference between the proceeds received upon settlement and the repurchase price is debited into accumulated deficit. When the Group decides to retire the treasury stock, the difference between the par value and the repurchase price is debited into accumulated deficit.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)	Recent accounting pronouncement

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for public business entities eligible to be smaller reporting companies defined by the SEC to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

In November 2018, the FASB issued ASU No. 2018-19 (“ASU 2018-19”), Codification Improvements to Topic 326: Financial Instruments-Credit Losses. It clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Group’s consolidated results of operations or financial position.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

3.	Concentration of risk

(a)	Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, available-for-sale investments and amounts due from related parties. As of December 31, 2018 and 2019, RMB32,097,000 and RMB 28,561,000 (US$4,103,000), respectively, were deposited with major financial institutions located in the PRC, RMB8,811,000 and RMB2,525,000 (US$363,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB2,076,000 and RMB3,649,000 (US$524,000), respectively, were deposited with major financial institutions located in the UK and RMB3,646,000 and RMB6,409,000 (US$921,000), respectively were held in major financial institutions in the United States of America. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b)	Business, supplier, customer, and economic risk

The Group participates in a relatively young and dynamic industry that is heavily reliant and also susceptible to complementary and/or competitive technological advancements. The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)	Business Risk - Third parties may develop technological or business model innovations that address content delivery requirements in a manner that is, or is perceived to be, equivalent or superior to the Group’s services. If competitors introduce new products or services that compete with, or surpass the quality, price or performance of the Group’s services, the Group may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Group to generate reasonable rates of return on its investment.

(ii)	Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Group’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network. There can be no assurance that the Group are adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Group has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Group requires may result in a reduction in, or interruption of, service to its customers. Details of the purchase from suppliers accounting for 10% or more of total purchase cost are as follows:

	Years as of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Supplier A	277,826	133,550	59,465	8,542
Supplier B	192,270	92,291	49,802	7,154
Supplier C	*	*	91,268	13,110

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

3.	Concentration of risk (CONTINUED)

(b)	Business, supplier, customer, and economic risk (continued)

Details of the accounts payable for purchases accounting for 10% or more of total cost are as follow:

	Years as of December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
Supplier A	114,901	48,229	6,928
Supplier B	72,896	41,104	5,904
Supplier C	*	23,456	3,369

*not greater than 10%

(iii)	Customer Risk - Revenue concentration on certain customers. The success of the Group’s business going forward will rely in part on Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. Although the Group has a diversified base of customers covering its one class of services, such as, web page content services; file transfer services; rich media streaming service; guaranteed application services; managed internet data services; cloud hosting services; content bridging services; mobile internet solution; and value-added services, the Group does depend on a limited number of customers for a substantial portion of their revenue, and the loss of, or a significant shortfall in demand from, these customers could significantly harm the Group’s results of operations. Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years as of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Customer E	317,260	503,676	520,358	74,745
Customer F	118,970	*	*	*

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
Customer E	122,504	37,254	5,351

*not greater than 10%

(iv)	Emerging or unproven business models of customers. Many of the Group’s existing and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for the Group’s services, and the Group’s growth and prospects may be materially and adversely affected.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

3.	Concentration of risk (CONTINUED)

(b)	Business, supplier, customer, and economic risk (continued)

(v)	Political, economic and social uncertainties. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(vi)	Regulatory restrictions. The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services. Accordingly, both the Company’s subsidiaries, ChinaCache Beijing and Xin Run are currently ineligible to apply for the required licenses for providing content and application delivery services in China. As a result, the Company operates its business in the PRC through its VIEs, which holds the licenses and permits required to provide content and application delivery services in the PRC. The PRC Government may also choose at any time to block access to the Company’s customers’ content which could also materially impact the Company’s ability to generate revenue.

(c)	Currency convertibility risk

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (appreciation) / depreciation of the RMB against US$ was approximately (6.3)%, 5.7% and 1.3% in the years ended December 31, 2017, 2018 and 2019, respectively. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets and investments denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
Accounts receivable	292,842	188,103	27,020
Less: allowance for doubtful accounts	(82,366)	(82,495)	(11,850)

	210,476	105,608	15,170

As of December 31, 2018 and 2019, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
Balance, beginning of year	81,301	82,366	11,832
Additions for the current year	6,719	3,066	440
Recovery	(5,654)	(2,937)	(422)

Balance, end of year	82,366	82,495	11,850

Accounts receivable with carrying amount of RMB12,989,000 was pledged by the Group to secure the finance lease (Note 17) as of December 31, 2018. No accounts receivable was pledged as of December 31, 2019.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

5.	Prepaid expenses and other current assets, NET

Prepaid expenses and other current assets consist of the following:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	9,491	12,109	1,739
Staff field advances	596	759	110
Finance lease deposits	1,684	-	-
Prepaid commission (ii)	99,700	74,520	10,704
Prepaid service fee	10,000	-	-
Other deposit and receivables(iii)	34,095	32,768	4,707
Prepaid income tax	14,220	6,227	895
Prepaid expense and other current assets	169,786	126,383	18,155
Provision of doubtful accounts(ii)	(151)	(8,471)	(1,218)
Prepaid expense and other current assets, net	169,635	117,912	16,937

i)	Prepaid expense for bandwidth and servers represents the unamortized portion of prepayments made to the Group’s telecom operators and certain technology companies, who provide the Group with access to bandwidth and network servers.

ii)	The balance represents the prepaid commission to an agent for the pending sales of certain cloud infrastructure that were held for sale (Note 9), consisting of RMB67,200,000 related to Beijing Zhao Du and RMB32,500,000 related to Beijing Shuo Ge. In May 2019, the disposal of Beijing Shuo Ge was completed and the prepaid commission in the amount of RMB25,180,000 (US$3,617,000) based on the final adjusted consideration was charge to disposal cost, and full allowance of the remaining balance of RMB7,320,000 (US$1,051,000) was provided as of December 31, 2019.

iii)	Other deposit and receivables represent deductible VAT, and other deposits for operation.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consists of the following:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	1,882
Computer equipment	1,004,948	869,344	124,874
Furniture and fixtures	10,218	8,389	1,205
Leasehold improvements	18,782	18,645	2,678
Motor vehicles	9,842	7,675	1,102
Buildings	324,716	313,836	45,080
Freehold land	4,517	-	-

	1,386,123	1,230,989	176,821

Less: accumulated depreciation	(567,835)	(499,235)	(71,711)
Less: impairment	(403,221)	(335,134)	(48,139)

	415,067	396,620	56,971

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

6.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Impairment of RMB17,787,000, nil and nil were recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

For the years ended December 31, 2017, 2018 and 2019, depreciation expenses were RMB9,145,000, RMB12,017,000 and RMB28,642,000  (US$4,114,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	8,090	11,999	28,598	4,107
Sales and marketing expenses	4	-	6	1
General and administrative expenses	1,050	9	18	3
Research and development expenses	1	9	20	3

	9,145	12,017	28,642	4,114

The Group accounted for the leases of certain computer equipment and optical fibers as finance leases that transfer to the Group substantially all the benefits and risks incidental to the ownership of assets. The carrying amounts of the Group’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
At Cost:
Optical fibers	13,100	13,100	1,882
Computer equipment	292,489	262,989	37,776
	305,589	276,089	39,658

Less: accumulated depreciation	(75,644)	(82,169)	(11,803)
Less: impairment	(166,162)	(166,162)	(23,868)

	63,783	27,758	3,987

Depreciation of property and equipment held under finance leases were nil, RMB217,000 and RMB 6,525,000 (US$937,000) for the years ended December 31, 2017, 2018 and 2019, respectively.

The carrying amount of buildings pledged by the Group to secure the borrowings (Note 12(b)) and finance lease obligation (Note 17) as of December 31, 2018 and 2019 was RMB298,232,000 and RMB291,292,000(US$41,841,000), respectively.

All the buildings were sealed up by the court due to the lawsuits as of December 31, 2019 (Note 25).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

7.	LAND USE RIGHT, NET

	December 31
	2018	2019
	RMB’000	RMB’000	US$’000
Land use right	34,057	34,057	4,892
Less: accumulated amortization	(1,885)	(2,591)	(372)
	32,172	31,466	4,520

In 2013, the Group paid RMB51,678,000 to acquire a land use right of approximately 39,000 square meters of land in Beijing Shunyi District, on which the Group developed a cloud infrastructure. According to the land use right contract, the Group has a 50-year use right over the land, which is used as the basis for amortization.

In December 2017, land use right, excluding land use right held by Beijing Shuo Ge and Beijing Zhao Du, was transferred out from the assets held for sale and re-designated as assets held for use (Note 9). The Group re-measured the amortization expense that would have been recognized had the land use right been continuously classified as held and used. Amortization expense for land use right for the years ended December 31, 2017, 2018 and 2019 was RMB1,155,000, RMB730,000 and RMB706,000 (US$101,000), respectively.

The carrying amount of land use right pledged by the Group to secure the borrowings (Note 12(b)) as of December 31, 2018 and 2019 was RMB32,172,000 and RMB31,466,000, respectively.

All the land use right (excluding land use right held by Beijing Zhao Du) were sealed up by the court due to the lawsuits (Note 25) as of December 31, 2019.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

8.	RIGHT-OF-USE ASSETS AND OPERATING LIABILITIES

The following table presents the Group’s right-of-use assets and operating lease liabilities as of the respective balance sheet dates:

	December 31
	2018	2019
	RMB’000	RMB’000	US$’000
Right-of-use assets	-	131,408	18,876

Operating lease liabilities - current	-	41,882	6,016
Operating lease liabilities - non-current	-	122,360	17,576
Total operating lease liabilities	-	164,242	23,592

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2019:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.0
Weighted average discount rate	6.12%

During year ended December 31, 2019, cash payment for operating leases was RMB 12,761,000 (US$1,833,000).

During year ended December 31, 2017, 2018 and 2019, the Group incurred total operating lease expenses of RMB23,401,000, RMB16,997,000 and RMB 45,384,000 (US$ 6,519,000), respectively.

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2019:

2020	49,949
2021	33,610
2022	37,119
2023	41,528
2024	22,601
Thereafter	736
Total lease payments	185,543
Less: imputed interest	21,301
Present value of lease liabilities	164,242

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

9.	Assets held for sale / Liabilities held for sale

On December 30, 2014, Xin Run entered into a definitive sale and leaseback agreement with Beijing Federation of Supply and Marketing Cooperatives (“BFSMC”), according to which Xin Run should hand over to BFSMC two IDC buildings (5# and 6#) by September 2015 for a consideration of RMB 960 million through transferring the ownership of the two IDC buildings from Xin Run to Beijing Zhao Du, and selling all Beijing Zhao Du’s equity interests to BFSMC. On February 6, 2015, Xin Run entered into a supplementary agreement with BFSMC and one subsidiary of BFSMC, Beijing Shi Xin Heng Tai Investment Co., Ltd (“SXHT”), according to which the subsidiary SXHT became the beneficiary of the original arrangement and took over the rights and obligations from February 27, 2015. Consideration of RMB 672 million was received from the subsidiary by September 2015. Starting in August 2017, Xin Run and the buyer entered into a series of lawsuits and the Beijing Zhao Du is still in the process of litigation proceeding with the buyer as of March 31, 2020 (Note 25).

In April 2014, Xin Run entered into a framework agreement with a third-party company, pursuant to which Xin Run agreed to sell the IDC building 3# to it. In August 2014, the Group established Beijing Shuo Ge. The consideration of RMB 325 million was received from the third-party company by January 2015. In July 2015, Xin Run sold the total CIP along with related land use right of IDC building 3# to Beijing Shuo Ge. On December 29, 2017, Xin Run entered into an equity transfer agreement with the third-party company, under which Xin Run would transfer 100% equity interest in Beijing Shuo Ge to it before September 2018. On April 3, 2019, Xin Run entered into a definitive equity transfer agreement with the third-party company, pursuant to which, Xin Run agrees to transfer 100% equity interest in Beijing Shuo Ge to the third-party company with a reduced consideration of RMB251,800,000 (US$36,169,000) and would return the difference of RMB73,200,000 (US$10,515,000) between original and reduced consideration in 5 years from 2019 to 2024 (Note 15). The disposal of Beijing Shuo Ge was completed in May 2019, resulting a disposal gain of RMB18,285,000 (US$2,626,000).

As a result, as of December 31, 2018 all the assets and liabilities of Beijing Zhao Du and Beijing Shuo Ge were classified as assets and liabilities held for sale. As of December 31, 2019, all the assets and liabilities of Beijing Zhao Du were classified as assets and liabilities held for sale.

Assets and liabilities classified as held for sale are required to be recorded at the lower of carrying value or fair value less any costs to sell. As of December 31, 2018 and 2019, the carrying value of Beijing Zhao Du and Beijing Shuo Ge’s net assets were less than fair value less costs to sell, and accordingly, no adjustment to the asset value was made necessary. Beijing Zhao Du and Beijing Shuo Ge did not meet the criteria to be classified as discontinued operations because they did not represent a strategic shift that has (or will have) a major impact on the Group’s operations and financial results to meet the criteria to be classified as discontinued operations.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

9.	Assets held for sale / Liabilities held for sale (continued)

The major classes of assets and liabilities held for sale were as follows:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
Cash and cash equivalents	1	-	-
Prepaid expenses and other current assets	15,478	15,478	2,224
Amounts due from the Company	737	-	-
Property and equipment	550,225	318,143	45,698
Land use right, net	14,909	8,646	1,242
Assets held for sale	581,350	342,267	49,164
Accrued expenses and other current liabilities	5,293	4,684	673
Amounts due to the Company	2,698	447	64
Liabilities held for sale	7,991	5,131	737

The operating results of the subsidiaries held for sale during the three years ended December 31, 2019 that are not presented within discontinued operations and are summarized as follow:

	For the years ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000

Net revenue	-	-	-	-
Loss before income taxes	(3,000)	(3,654)	(5,682)	(816)

Loss before income taxes attributable to the non-controlling interest from the subsidiaries held for sale for the years ended December 31, 2017, 2018 and 2019 were RMB30,000 and RMB36,000, and RMB57,000 (US$ 8,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

10.	CLOUD INFRASTRUCTURE CONSTRUCTION IN PROGRESS

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
Cloud infrastructure construction in progress	289,280	292,639	42,035

As of December 31, 2017, the Group capitalized direct costs of RMB416,352,000 that were directly attributable to the development of the cloud infrastructure. During the year ended December 31, 2018, additional costs of RMB333,286,000 was capitalized for buildings completed. Costs of other completed buildings in the aggregate of RMB265,152,000 and costs of other completed equipment in the aggregate of RMB104,078,000 were transferred to property and equipment; RMB91,128,000 was transferred to other non-current assets. As of December 31, 2018, the remaining RMB289,280,000 capitalized to date for construction in progress was re-designated as cloud infrastructure construction in progress.

During the year ended December 31, 2019, additional cost of RMB 12,637,000 (US$ 1,815,000) was capitalized for buildings completed, and among which RMB 9,278,000 (US$1,333,000) was transferred to property and equipment.

All the cloud infrastructure construction in progress were pledged by the Group to secure borrowings (Note 12(b)) as of December 31, 2018 and 2019. The cloud infrastructure was sealed up by court due to litigations. (Note 25).

11.	LONG TERM INVESTMENTS

Long term investments consisted of the following:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
Cost method investments:
PRC Fund	10,103	10,081	1,448
United States Fund	20,045	20,045	2,879
Investment in preferred shares of an unlisted company in PRC (“Investee A”)	400	400	57

Available-for-sale investments:
Investment in convertible borrowings of an unlisted company in Cayman Islands (“Investee B”)	3,973	3,973	571

Less: accumulated impairment	(4,373)	(4,373)	(628)
Total	30,148	30,126	4,327

Cost method investments

In 2017, the Group made an additional RMB361,000 (US$53,000) investment in the United States Fund. As of December 31, 2018 and 2019, the Group had made an accumulated investment in the United States Fund of RMB20,045,000. Given that the Group holds less than five percent interest in each fund, the Group has accounted for such investments using the cost method.

In 2011, the Group made a 9-year term investment in the PRC Fund in the amount of RMB 10,103,000. Given that the Group holds less than five percent interest in each fund, the Group has accounted for such investments using the cost method. In 2019, the Group disposed a small portion of the PRC Fund amounting to RMB 22,000 (US$3,160).

Investment in investee A was fully impaired in 2017.

Available for sale investments

On February 19, 2014, the Group entered into an agreement with a private company in Cayman Islands (“Investee B”) to issue a convertible loan of RMB3,068,000 at an interest rate of US prime rate plus 2% for 2 years. The Group has the right to request conversion of all its convertible loan upon Investee D’s successful Series A financing, at a price less than 25% of its Series A financing price. The Group has accounted for the investment in the convertible loan as an available for sale investment where such investment will be carried at fair value, with unrealized gains and losses reported as other comprehensive income/(loss) in the consolidated statements of comprehensive loss until realized. In 2016, the Group agreed to extend the terms of the convertible loan to August 19, 2017 and expected to exercise its conversion option upon the completion of Series A financing. In 2017, the Group believed that there was a decline in value that was other than temporary, and recorded RMB3,290,000 (US$506,000) in “impairment of long-term investments” in the consolidated statement of operations and comprehensive loss.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

12.	BORROWINGS

(a)	Short-term borrowings

Short-term borrowings consisted of the following:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000

Other borrowing	13,850	-	-

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

All the short-term borrowings as of December 31, 2018 were fully repaid on due date in 2019.

(b)	Long-term borrowings

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
Long-term bank loan	372,926	320,000	45,965
Less: current portion	(58,355)	(320,000)	(45,965)
Total	314,571	-	-

On October 30, 2017, the Group obtained a three-year credit facility of RMB240,000,000 from Bank B in PRC, at 8.00004% per annum. The credit facility includes RMB150,000,000 for working capital and RMB90,000,000 for capital expenditure. The credit facility is secured by Xin Run’s assets, while Mr. Wang Song and Ms. Kou Xiaohong, the Founders and ex-directors of the Company, take joint-and-several liability for the repayment of the loan. The Group paid RMB2,400,000 to a third-party agent in December 2017 as borrowing cost to obtained the facility. On November 7, 2017, the first RMB150,000,000 was drawn down and used as working capital. On December 13, 2017, the second RMB23,000,000 was drawn down and used for capital expenditure. On January 30, 2018, the third RMB27,000,000 (US$3,927,000) was drawn down and used for capital expenditure. The borrowing cost paid for the facility was allocated to the draw down and the remaining facility on a pro rata basis. Borrowing costs allocated to the actual draw down were presented as deductions of the loan carrying value. The borrowing costs are recognized over the lives of the term loans as interest expense, using the effective interest rate method.

In October 2019, Bank B sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loans amounted to RMB170,000,000 (US$24,419,000) and related unpaid interest immediately, as the buildings and land use right that pledged to Bank B has been sealed up by the court arising from other lawsuits (Note 25), the bank account in Bank B has been frozen, and Xin Run did not make repayment of loans according to the repayment plan, which violated the bank facility agreement. In November, 2019, Bank B has filed a lawsuit against Xin Run (Note 25). As a result, the Group reclassified all carrying value of the bank loan RMB170,000,000 (US$ 24,419,000) to current liabilities as of December 31, 2019.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

12.	BORROWINGS (CONTINUED)

(b)	Long-term borrowings(continued)

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

In October 2019, Bank C sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loan balance amounted to RMB160,000,000 (US$22,983,000) and related unpaid interest. As the buildings and land use right that pledged to the bank has been sealed up by the Shunyi District Court mainly due to the lawsuit with a subsidiary of BFSMC, the bank considered that Xin Run has defaulted and asked for the immediate repayment of the RMB160,000,000 (US$22,983,000) and related unpaid interest within three days. In November 2019, Bank C has filed a lawsuit against Xin Run (Note 25), and Xin Run made a repayment of RMB10,000,000(US$1,436,000) to Bank C thereafter. As a result, the Group reclassified all carrying value of the bank loan RMB150,000,000(US$ 21,546,000) to current liability as of December 31, 2019.

The above loans from Bank B and C are secured by Xin Run’s buildings and corresponding land use right in the net carrying value of RMB581,979,000(US$83,596,000) as of December 31, 2019 and RMB 567,384,000 as of December 31, 2018 (see Note 6, 7 and 10).

13.	ACCRUED EXPENSES AND OTHER CURRENT liabilitieS

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000

Advance from customers	18,598	15,323	2,201
Other accrued expenses	21,764	42,131	6,052
Other tax payables	7,272	11,939	1,715

	47,634	69,393	9,968

Other accrued expenses represent accrued rental and overdue penalty interest (see Note 25).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

14.	OTHER PAYABLES

Other payables consisted of the following:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000

Payables for purchase of property and equipment	393,287	352,786	50,675
Consideration received for disposal of Beijing Shuo Ge (Note 9)	325,000	-	-
Consideration received for disposal of Beijing Zhao Du (Note 9)	672,000	672,000	96,527
Current portion of other non-current liability (Note 15)	-	11,282	1,621
Other Payables	13,567	5,485	787

Total	1,403,854	1,041,553	149,610

15. other non-current liabilitY

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000

Consideration refund payable	-	62,255	8,943
	-
Less: current portion		(11,282)	(1,621)
	-

Total	-	50,973	7,322

Other non-current liability represents the difference in the consideration between original agreement and revised agreement entered in April 2019 (Note 9) relating to disposal of Beijing Shuo Ge. Pursuant to the revised agreement, Xin Run agrees to return the difference of RMB73,200,000 (US$10,515,000) along with a total interest of RMB13,018,000 (US$1,870,000) from June 30, 2019 to December 31, 2024. The total balance to be refunded together with the interest to be paid over 1 year as of December 31, 2019 is recognized as non-current liability using the effective interest rate method.

Future installment payment schedule according to the borrowing agreements are as follows:

	December 31, 2019
	RMB’000	US$’000

2020	14,336	2,059
2021	14,336	2,059
2022	14,336	2,059
2023	14,336	2,059
2024	14,336	2,059

Total	71,682	10,295

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

16.	DEFERRED GOVERNMENT GRANT

The following table presents the Group’s deferred government grant as of the respective balance sheet dates:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
Beginning balance	19,580	16,046	2,304
Recognized as income during the year	(3,534)	(1,394)	(200)

Total balance of deferred government grant	16,046	14,652	2,104
Less: current portion	1,696	302	43

Balance of non-current deferred government grant	14,350	14,350	2,061

During the years ended December 31, 2017, 2018 and 2019, a certain government grants complied with the attached conditions. Hence, relevant government grants of RMB4,628,000, RMB3,534,000 and RMB1,394,000 (US$200,000) respectively, were recognized in the consolidated statements of comprehensive loss as other operating income during the years ended December 31, 2017, 2018 and 2019, respectively.

17.	FINANCE LEASE OBLIGATIONS

Certain computer, UPS and switch equipment were acquired through finance leases entered into by the Group. Future minimum lease payments under non-cancellable finance lease arrangements are as follows:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000
2019	25,311	-	-
2020	24,003	31,782	4,565
2021	21,503	27,027	3,882

Total minimum lease payment	70,817	58,809	8,447
Less: amount representing interest	(9,159)	(7,511)	(1,078)

Present value of remaining minimum lease payment	61,658	51,298	7,369
Less: current portion	20,299	26,057	3,743
Non-current portion	41,359	25,241	3,626

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

18.	SHARE-BASED COMPENSATION

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

18.	SHARE-BASED COMPENSATION (CONTINUED)

During the years ended December 31, 2017, 2018 and 2019, the Group granted 15,080,000, 17,600,000 and nil options, respectively, to a combination of employees and directors of the Group at exercise prices ranging from US$0.06 to US$0.07. As of December 31, 2019, options to purchase 31,182,205 of ordinary shares were outstanding and options to purchase 20,119,147 ordinary shares were available for future grant under the Option Plans.

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

(a)	Options Granted to Employees

The following table summarized the Group’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)
Outstanding, January 1, 2018	25,113,357	0.14	7.26	586

Vested and expected to vest at January 1, 2018	25,113,357	0.14	7.26	586

Granted	17,600,000	0.06
Exercised	(1,096,896)	0.08
Forfeited	(4,247,232)	0.06

Outstanding, December 31, 2018	37,369,229	0.11	7.81	2

Vested and expected to vest at December 31, 2018	37,369,229	0.11	7.81	2

Exercisable at December 31, 2018	16,222,688	0.17	5.93	2

Granted	-	-
Exercised	(44,000)	0.08
Forfeited	(6,143,024)	0.16

Outstanding, December 31, 2019	31,182,205	0.10	7.23	1.35

Vested and expected to vest at December 31, 2019	31,182,205	0.10	7.23	1.35

Exercisable at December 31, 2019	20,119,147	0.10	7.10	1.35

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

18.	SHARE-BASED COMPENSATION (CONTINUED)

(a)	Options Granted to Employees (continued)

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2019 was calculated based on the closing price of the Group’s ordinary shares on December 31, 2019 of US$0.88 per ADS (equivalent to US$0.06 per ordinary share). The total intrinsic value of share options exercised during the years ended December 31, 2017, 2018 and 2019 was nil, RMB502,000 and RMB18,000 (US$3,000), respectively.

As of December 31, 2019, there was RMB875,000 (US$126,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the graded vesting method over the remaining vesting periods of different tranches, ranging from 1 year to 2 years.

The total fair value of options vested during the years ended December 31, 2017, 2018 and 2019 was RMB2,054,000, RMB 4,013,000 and RMB1,834,000 (US$263,000), respectively.

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

As of December 31, 2019, there was RMB78,000 (US$11,000) of unrecognized share-based compensation cost, related to unvested restricted share units which is expected to be recognized over a weighted-average period of 1 year.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

18.	SHARE-BASED COMPENSATION (CONTINUED)

(b)	Restricted Share Units Award Granted to Employees (continued)

The following table summarized the Group’s restricted shares award issued under the 2011 Plan:

	Number of ordinary shares	Weighted average grant date fair value
		(US$)

Outstanding, January 1, 2018	2,223,468	0.14

Expected to vest at January 1, 2018	2,223,468	0.14

Granted	480,000	0.07
Vested	(1,503,212)	0.35
Forfeited	(560,256)	0.43

Outstanding, December 31, 2018	640,000	0.07

Expected to vest at December 31, 2018	640,000	0.07

Granted	-
Vested	(320,000)	0.07
Forfeited	(160,000)	0.07

Outstanding, December 31, 2019	160,000	0.07

Expected to vest at December 31, 2019	160,000	0.07

The cost of the restricted share units is determined using the fair value (determined based on the fair market value of the Group’s ordinary shares on the grant date, or if the grant date is not a trading day then the immediately preceding trading date), net of expected forfeitures. The aggregate fair value of the unvested restricted share units for the years ended December 31, 2018 and 2019 was RMB300,000 and RMB78,000(US$11,000), respectively. The total fair value of restricted share units vested during the years ended December 31, 2017, 2018 and 2019 was RMB8,882,000, RMB144,000 and RMB151,000 (US$22,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

18.	SHARE-BASED COMPENSATION (CONTINUED)

A total compensation expenses relating to all options and restricted share units recognized for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the years ended December 31,
	2017	2018	2019
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000

Cost of revenues	490	551	211	30
Sales and marketing expenses	254	220	83	12
General and administration expenses	9,630	2,262	1,114	161
Research and development expenses	562	1,124	483	69

	10,936	4,157	1,891	272

19.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB44,416,000, RMB29,288,000 and RMB28,285,000 (US$4,063,000) for the years ended December 31, 2017, 2018 and 2019, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

20.	INCOME TAXES

Enterprise income tax

Cayman Islands

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIEs.

United States of America

ChinaCache North America, Inc. and CCAL was registered in California, United States of America in 2007 and 2016 respectively. For the years ended December 31, 2017, 2018 and 2019, the entity is subject to both California State Income Tax (8.84%) and Federal Income Tax (graduated income tax rate up to 34%, 21% and a flat 21% respectively) on its taxable income under the current laws of the state of California and United States of America.

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

ChinaCache Networks (Hong Kong) Limited, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong for the years ended December 31, 2017 and 2018. For the years ended December 31, 2019, income tax rate decreased to 8.25% for profit below HKD 2 million, and 16.5% for excessive profit over HKD 2 million.

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

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2019, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2019, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

20.	INCOME TAXES (CONTINUED)

Loss before income tax expense consists of:

	For the years ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	(36,317)	21,495	(12,095)	(1,737)
PRC	(275,201)	(47,297)	(32,643)	(4,689)

	(311,518)	(25,802)	(44,738)	(6,426)

The income tax expense comprises of:

	For the years ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000

Current	29,428	11	7,967	1,144
Deferred	30,220	-	-	-

	59,648	11	7,967	1,144

A reconciliation of the differences between the income tax calculated using statutory tax rate and the effective tax rate for the year ended December 31, 2017, 2018 and 2019 is as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000

Loss before income tax expense	(311,518)	(25,802)	(44,738)	(6,426)

Income tax computed at PRC statutory tax rate of 25%	(77,881)	(6,450)	(11,184)	(1,607)
Preferential tax rates	15,955	(7,031)	(2,737)	(393)
International rate differences	9,401	(4,732)	7,636	1,097
Additional 50%/75% tax deduction for qualified research and development expenses	(8,795)	(7,228)	(9,697)	(1,393)
Non-deductible expenses	6,187	3,002	3,629	521
Effect of changes in tax rates on deferred taxes	(33,930)	101,502	1,765	254
Changes in the valuation allowance	148,711	(79,052)	10,996	1,579
Realization gain from intercompany transaction	-	-	7,435	1,068
Expiration of tax loss carry forward	-	-	77	11
other adjustment	-	-	47	7
Income tax expense	59,648	11	7,967	1,144

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

20.	INCOME TAXES (CONTINUED)

The components of deferred taxes are as follows:

	For the years ended December 31,
	2018	2019
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
- Allowance for doubtful accounts	12,323	14,726	2,115
- Deferred revenue	2,407	2,198	316
- Accruals	25,993	16,183	2,325
- Tax losses	134,855	173,740	24,956
- Property and equipment	2,105	2,070	297
- Intangible assets	1,469	1,469	211
- Long-term investment impairment	960	960	138
- Impairment loss for long-lived assets	24,663	4,425	636
- Unrealized profit	71,868	71,868	10,323
Less: valuation allowance	(276,643)	(287,639)	(41,317)

Total Deferred tax assets	-	-	-

Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future years. The net valuation allowance decreased by RMB79,052,000 during the year ended December 31, 2018 and increased by RMB10,996,000 (US$1,579,000) during the year ended December 31, 2019.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

20.	INCOME TAXES (CONTINUED)

As of December 31, 2019, the Group has net operating losses carried forward from its PRC subsidiaries of RMB965,767,000, which will expire between 2020 and 2024. As of December 31, 2019, the Group has net operating losses carried forward from its non-PRC subsidiaries of RMB25,094,000 available to offset future taxable income.

Unrecognized Tax Expense

A roll-forward of accrued unrecognized tax expense is as follows:

	December 31,
	2018	2019
	RMB’000	RMB’000	US$’000

Beginning balance	(8,273)	(8,273)	(1,203)
Increase based on tax positions related to the current year	-	-
Ending balance	(8,273)	(8,273)	(1,203)

The unrecognized tax expense is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax expense will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. For the years ended December 31, 2018 and 2019, there’s no unrecognized tax expense, if ultimately recognized, will impact the effective tax rate.

The Group recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2017, 2018, and 2019, the Group recognized approximately RMB 1,510,000, RMB 1,510,000 and RMB1,365,000(US$196,000) in interest and penalties. The Group had approximately RMB 13,731,000 and RMB 15,096,000(US$2,168,000) for the payment of interest and penalties accrued at December 31, 2018 and 2019, respectively.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. The statute of limitations is ten years when the adjustment is relating to transfer pricing. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

21.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Group had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Ex-director of the Company
Ms. Kou Xiaohong	The Co-Founder and Ex-director of the Company
Mr. Xiaoqiang Wei	Chief Executive Officer and Director of the Company

On May 17, 2019 and June 5, 2019, Mr. Song Wang tendered his resignation as the Company’s Chief Executive Officer and the Board as Directors, respectively. The Co-founder and director Ms. Xiaohong Kong resigned from the management team and the Board on August 15, 2019. On December 15, 2019, Mr. Xiaoqiang Wei was elected as the Company’s new Chief Executive Officer.

 CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

21.	RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

Guarantee provided by related parties to the Group

Mr. Wang Song and Ms. Kou Xiaohong provided guarantee for all the bank borrowing from Bank B and Bank C during the year ended December 31, 2017 (Note 12 (b))

Mr. Wang Song provided guarantee for the finance lease from vendor A with the amount of RMB 39,000,000 and RMB 50,000,000 during the year ended December 31, 2018 and 2019, respectively.

Mr. Wang Song and Ms. Kou Xiaohong provided guarantee for the finance lease from vendor B with the amount of RMB 25,000,000 and RMB 34,500,000 during the year ended December 31, 2018 and 2019, respectively.

The Group had the following related party balances and related party transactions for the years presented:

Amounts due from a related party

	Mr. Xiaoqiang Wei	Total
Balance as of December 31, 2018	-	-
Advance for the Group’s expenditure	65	65
Balance as of December 31, 2019	65	65
Balance as of December 31, 2019 (US$’000)	9	9

Amounts due to related parties

	Mr. Wang Song	Ms. Kou Xiaohong	Total
Balance as of January 1, 2017, and December 31 2017	-	(18)	(18)
Expense paid on behalf of the Group	(328)	-	(328)
Expense Reimbursement payment	277	-	277
Balance as of December 31, 2018	(51)	(18)	(69)
Expense Reimbursement payment	51
Expense paid on behalf of the Group	-	(9)	42
Balance as of December 31, 2019	-	(27)	(27)
Balance as of December 31, 2019 (US$’000)	-	(4)	(4)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

22.	RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. ChinaCache Beijing was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2018 and 2019, the Group had appropriated RMB1,326,000 and RMB1,326,000 (US$190,000), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company's PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2019, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB461,213,000 (US$66,249,000).

23.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
	except shares and per share data
Numerator:
Net loss attributable to ordinary shareholders:	(369,161)	(24,418)	(51,671)	(7,421)

Denominator:
Number of shares outstanding, opening	421,522,374	425,150,082	429,404,977	429,404,977
Weighted average number of shares issued	4,067,372	1,659,485	7,244,845	7,244,845
Weighted-average number of shares outstanding – Basic and diluted	425,589,746	426,809,567	436,649,822	436,649,822
Loss per share
-Basic and diluted	(0.87)	(0.06)	(0.12)	(0.02)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2017, 2018 and 2019 as their effects would be anti-dilutive.

Due to the Group incurred loss for each of the three years ended December 31, 2019, potential dilutive securities that were not included in the calculation of dilutive net loss per share in each year where their inclusion would be anti-dilutive include share options and restricted shares of 10,417,850, 21,786,541 and 11,223,058, for the years ended December 31, 2017, 2018, and 2019, respectively.

During 2019, treasury stock was used to settle 44,000 units of share options and 160,000 units of restricted share units vested.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

24.	FAIR VALUE MEASUREMENT

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

In accordance with ASC 820, the available-for-sale investment of the mutual fund is classified within Level 1 as the Group measures the fair value using quoted trading prices that are published on a regular basis. The available-for-sale investment in convertible loan of investee B is classified within Level 3 and determined based on option pricing model using the discount curve of market interest rates. The fair value of the investment was determined by management with the assistance of an independent third-party valuation firm.

Investment in the Investee B
RMB’000

Fair value at January 1, and December 31, 2016	3,973
Other than temporary impairment	(3,973)

Fair value at December 31, 2017, 2018 and 2019	-
Fair value at December 31, 2019 (US$’000)	-

The Group’s valuation techniques used to measure the fair value was derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment recorded in other comprehensive loss were RMB4,195,000, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

25.	COMMITMENTS AND CONTINGENCIES

(a)	Purchase Commitments

As of December 31, 2019, the Group had outstanding purchase commitments in relation to bandwidth and cloud infrastructure of RMB187,547,000 (US$26,939,000).

(b)	Contingencies

Litigations related with a subsidiary of BFSMC, SXHT

In October 2017, SXHT filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. In June 2019, the second instance of this case has been completed. The court has sentenced in support of the plaintiff that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. SXHT has applied to the competent court for compulsory execution of the court decision. In August 2019, the IDC buildings (1#,2#,4#,7#,8#,9#,10#) and their related land use right have been sealed up by court. Xin Run has filed an application for suspension of such compulsory execution. As of December 31, 2019, the rental has been fully recorded equal to the sentenced amount under other payables to offset consideration for disposal of Beijing Zhao Du in the expectation to net settle with SXHT.

In June 2019, SXHT filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 with total amount of RMB64.8 million and the relating interest. Xin Run has filed an application for suspension of such lawsuit. The lawsuit is still pending as of March 31, 2020. Management is of the view that it is impossible to properly evaluate the outcome. However, based on the result of similar lawsuit discussion above, the rental has been recorded in the balance sheet under other payables to offset consideration for disposal of Beijing Zhao Du as of December 31, 2019 in the expectation to net settle with SXHT.

In August 2017, Xin Run, initiated a lawsuit against SXHT in Beijing. Xin Run sought the payment of remaining purchase price in the amount of RMB105.6 million and the related interest. In September 2017, SXHT filed the statement of defense and made a counterclaim, claiming, among others, the late delivery penalties and relating losses in the total amount of approximately RMB50.5 million up to September 12, 2017. In addition, Xin Run’s bank deposits and other assets in a total amount of approximately RMB50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, Xin Run amended its claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the related interest of RMB8.86 million. On December 31, 2019, the court sentenced that the original equity transfer agreement with SXHT is invalid and both parties should return the money received.

In January 2020, Xin Run appealed to higher court to request that a) SXHT to should pay the interest for the RMB 82.68 million rental it has received from the date such fund was paid by Xin Run at annualized interest rate of 4.35% in the amount of RMB 13.34 million up to January 17, 2020, b) SXHT should return business license of Beijing Zhao Du to Xin Run, c) the unpaid rental balance due to SXHT should be also waived, as the lease back agreement were signed based on the original equity transfer agreement, which was sentenced by court as invalid. And that the sentence, including the compulsory execution made the June 2019 relating to the overdue rental payment should also be withdrawn. In January 2020, SXHT also appealed to higher court to request Xin Run to pay interest for the RMB 672 million consideration from the date such fund was paid to Xin Run at annualized interest rate of 9%, in the total amount of RMB263.79 million up to December 31,2019.

As of December 31, 2019, liabilities of RMB104.4 million has been recorded for the penalty in the balance sheet under accrued expenses and other current liabilities according to the original equity transfer agreement for the late delivery. Management is of the view that these legal proceedings are still subject to final sentence, and that it is impossible at this stage to properly evaluate the outcome. Therefore, no other provision has been made for this case.

Litigations related to Bank loans

In October 2019, Bank B sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loans amounted to RMB 170 million (Note 12(b)) and related unpaid interest immediately, as the buildings (IDC Buildings 1#, 7#, and 8#) and their related land use right pledged to Bank B have been sealed up by the court in other litigation relating to SXHT, the bank account in Bank B has been frozen. and Xin Run did not made repayment of loans according to the repayment plan, which violated the bank facility agreement. In November 2019, Bank B has filed a lawsuit against Xin Run and all the seven IDC Buildings and their related land use right were sealed up by court as requested by Bank B. Xin Run did not repay the bank loan as of as of March 31, 2020.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

In October 2019, Bank C sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loans amounted to RMB160 million (Note 12(b)) and related unpaid interest, which originally should be due in 2022. As the buildings (IDC Buildings 4#, 9# and 10#) and land use right pledged to the bank have been sealed up by the court due to another lawsuit with SXHT, the bank considered that Xin Run has defaulted and asked for the immediate repayment of the RMB160 million and related unpaid interest within three days. Xin Run repaid RMB 10 million thereafter and did not repay the outstanding bank loan as of March 31, 2020. In November 2019, Bank C has filed a lawsuit against Xin Run and all the seven IDC Buildings and their related land use right were sealed up by court pursuant to the request by Bank C.

Litigations related to Beijing Kangtuo Technologies Co., Ltd (“BJKT”)

In August 2019, a building materials technology company initiated a lawsuit against Xin Run in the Beijing Shunyi District People’s Court to request payment of approximately RMB35.6 million that should be paid by Xin Run to one of the Group’s supplier BJKT, as such BJKT was obligated to pay the same amount to the building materials technology company, and the relating cost of the lawsuit. Xin Run filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and as a result, this lawsuit is still pending. The amount has been accrued as other payables under the name of BJKT.

During 2019, there are other 3 suppliers of BJKT filed similar lawsuits against Xin Run to request payment of approximately RMB 14 million in total.

In October 2019, BJKT filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees of RMB 14 million and liquidated damage of RMB 6.5 million. Xin Run filed a motion to dismiss for lack of jurisdiction. However, Xin Run were notified by the court that its motion was rejected and certain real-property of Xin Run was sealed up by the court. The Group has accrued the amount as other payables.

In December 2019, BJKT filed another lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees of RMB 69.3 million and liquidated damage of RMB 9.2 million. During the court session, BJKT agree to alter the claim to construction fees of RMB 31.3 million and liquidated damage of RMB 7.3 million, because BJKT has transfer the debt due from Xin Run of RMB 38 million to one of its equipment technology company supplier, which also filed a lawsuit to Xin Run in December 2019. In December 2019, the court rendered a judgment on the case to support plaintiff’s request, and the certain IDC building of Xin Run was sealed up by the court. Xin Run has appealed the judgment to higher court. The Group has accrued the amount as other payables.

In December 2019, the aforementioned equipment technology company supplier of BJKT filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to repay the debt transferred from BJKT of RMB 38 million, and the related interest. Two of the IDC Buildings was sealed up by court as requested.

In summary, the total effective claim arising from the lawsuits related to BJKT were construction fee of RMB 83.3 million and related liquidated damage and interest of RMB 13.8 million, resulting in RMB 97.1 million in total. The Group has accrued liability of RMB 90.2 million as other payables as of December 31, 2019. These lawsuits are still pending as of March 31, 2020. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. No further provision provided.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other litigations

In May 2019, the Group received a notice from a government prosecutors’ office in Beijing that the Group was currently under investigation for allegations of enterprise bribery. The Group has engaged a criminal defense counsel to prepare for the relevant legal proceedings. By that date, Mr. Song Wang had been arrested and was also currently under investigation for the allegations of enterprise bribery against the Group. Mr. Song Wang tendered his resignation as the Company’s Chief Executive Officer to the Board on May 17, 2019. The lawsuit is still pending as of March 31, 2020. The Company is currently unable to assess the likely outcomes of such proceedings. Therefore, no provision has been made for this case.

The Company and certain of its current and former officers and directors have been named as defendants in a shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “Central California District Court”): William Likas v. ChinaCache International Holdings Ltd. et al, Civil Action No. 2:2019-cv-06942 (C.D. Cal.) (filed on August 9, 2019). The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to the Group’s ADSs from April 10, 2015 to May 17, 2019—alleges that certain of the Group’s public statements and filings contained materially false and misleading statements or omissions in violation of U.S. securities laws. On October 2, 2019, the Central California District Court appointed a group of two purported shareholders of the Company as the Lead Plaintiff of the class. On November 13, 2019, the Central California District Court entered an order to show cause, ordering the Lead Plaintiff to explain why this action should not be dismissed for lack of prosecution because the Lead Plaintiff had not filed a proof of service regarding any defendant. On November 20, 2019, the Lead Plaintiff submitted a response to the Court’s order to show cause and requested that the Court allow the Lead Plaintiff to serve the defendants through alternative means. On December 16, 2019, the lead plaintiff submitted a motion for alternative service, requesting the Court allow the lead plaintiff to serve two defendants, namely, the Company and Ms. Fengye Gao, the Company’s former Financial Controller, through alternative means. On January 29, 2020, the Court granted the lead plaintiff’s motion for alternative service. The lead plaintiff submitted proofs of service for completing service on the Company and Ms. Fengye Gao on February 13, 2020. On February 27, 2020, the Court issued an order as requested by the Company and lead plaintiff, which order sets the lead plaintiff’s deadline to file an amended complaint on April 17, 2020. The lawsuit is still pending, and management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

In July 2017, a claim was raised by a construction company of the cloud infrastructure against Xin Run, for the alleged non-payment of construction fees of RMB73.9 million and the relating interest. In July 2019, this construction company and Xin Run reached an agreement under the mediation of the Court of Second Instance to settle this case. Xin Run should pay RMB33.7 million to this construction company. In August 2019, Xin Run repaid RMB10 million, but it did not repay the remaining balance after that. According to the agreement, if Xin Run does not settle the payment on time, it should be doubled the relating interest for the delaying days. In November 2019, the construction company has applied to the competent court for compulsory execution. As of December 31, 2019, the Group has fully accrued the amount as other payables.

In April 2019, a trading company filed a lawsuit against Xin Run for the payment of equipment purchase price and related penalty in a total amount of approximately RMB37.2 million. In June 2019, the trading company and Xin Run reached an agreement under the mediation of the court. According to the agreement, Xin Run should pay RMB20.2 million and related interest of RMB6.0 million to the trading company, among which, RMB 20.2 million should be paid by 2019 and RMB 6 million by January 2020. Both parties also agreed that if Xin Run does not settle the payment on time, it should be pay the relating interest with interest rate 2% per month for the delayed days. By 2019, Xin Run only settled RMB2.0 million, failing to repay the outstanding balance as agreement. As of December 31, 2019, the Group has fully accrued the amount as other payables.

In April 2019, a technology company filed a lawsuit in Shanghai Minhang District People’s Court against Beijing Blue I.T., demanding payment of service fee and relevant liquidated damage in a total amount of approximately RMB28.3 million. The court rendered a judgment on the case on October 15, 2019, which ruled that Beijing Blue I.T. should pay relevant service fee, liquidated damage and costs of legal proceedings. Beijing Blue I.T. has appealed the judgment to higher court. Subsequently in January 2020, plaintiff and Xin Run reached an agreement under the mediation of the Court of Second Instance to settle this case, which both parties agreed that Xin Run should pay RMB27.5 million to plaintiff by October 2020. The Group has fully accrued the service fee as liability in balance sheet as of December 31, 2019.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other litigation issues (continued)

In June 2019, a computer company filed a lawsuit against Xin Run requesting for the payment of equipment purchase fee and its related interest in a total amount of RMB40.8 million. Thereafter Xin Run filed a motion to dismiss the company’s counterclaim arguing that the court does not have the jurisdiction. In November 2019, the court made judgment and agreed to transfer the case to Chaoyang District Court of Beijing. In June 2019, the computer company also filed a lawsuit against Xin Run requesting for the payment of construction service fee and its related interest in a total amount of RMB58.1 million. In September 2019, the computer company altered its request for litigation with claiming extra construction fee with the amount of RMB16.5 million. Both the lawsuits are pending as of March 31, 2020. As of December 31, 2019, the Group has accrued most of the amount as other payables of approximately RMB 90.4 million. Management is of the view that these proceedings are at preliminary stages, and it is impossible at this stage to properly evaluate the outcome.

In December 2019, another technology company filed a lawsuit against Xin Run in Beijing Shunyi District People’s Court, for the alleged non-payment of construction fees of RMB65.2 million and the relating interest of RMB 7.5 million. As of December 31, 2019, The Group has accrued most of the amount as other payables amounting to approximately RMB 47.2 million. The court session has not begun, and management is of the view that the litigation is still in early stage, and that it is impossible at this stage to properly evaluate the outcome. Therefore, no other provision has been made for this case.

26.	SUBSEQUENT EVENT

In addition to the information disclosed elsewhere in the financial statements, there are the following subsequent events:

In March, 2020, a new VIE structure has been established and set up within the Group. Under this new VIE agreements, there are three companies newly set-up: (i) ShenRong HK, a wholly owned subsidiary of CCIH, (ii) ChinaCache RongShen Technology (Beijing) Co., Ltd. (“RongShen Beijing”), a wholly foreign owned enterprise of ShenRong HK; (iii) ChinaCache ShenRong Technology (Beijing) Co., Limited (“ShenRong Beijing”), a domestic operation company. The establishment of new VIE structure is mainly for the purpose of developing data security, cloud serving, edge computing, and oversea CDN business services in the future years.

In December 2019, novel coronavirus (COVID-19) was first reported to have surfaced in Wuhan, China. Subsequently, COVID-19 has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect our business operations and the Group’s financial condition and operating results for 2020, including but not limited to material negative impact to the Group’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts and significant downward adjustments or impairment to the Group’s long-lived assets. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

Subsequent events relating to litigation see Note 25.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

ConDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	8,455	880	126
Prepaid expenses and other current assets, net	2,283	2,453	352

Total current assets	10,738	3,333	478

Non-current assets:
Long term investments	20,045	20,045	2,879
Investments in subsidiaries and consolidated VIEs	(565,557)	(603,810)	(86,732)

Total non-current assets	(545,512)	(583,765)	(83,853)

TOTAL ASSETS	(534,774)	(580,432)	(83,375)

LIABILITIES AND SHAREHOLDERS’ DEFECIT:
Current liabilities:
Accrued employee benefits	-	1,886	271
Accrued expenses and other payables	1,489	2,710	389

Total current liabilities	1,489	4,596	660

Total liabilities	1,489	4,596	660

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 429,404,977 and 436,656,529 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	338	338	44
Additional paid-in capital	1,579,153	1,581,064	227,106
Treasury stock	(18,033)	(15,332)	(2,202)
Statutory reserves	1,326	1,326	190
Accumulated deficit	(2,100,569)	(2,152,240)	(309,150)
Accumulated other comprehensive income/(loss)	1,522	(184)	(23)
Total shareholders’ deficit	(536,263)	(585,028)	(84,035)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	(534,774)	(580,432)	(83,375)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT company (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

General and administrative expenses	(10,986)	(8,551)	(32,232)	(4,630)
Impairment of long-term investments	(3,290)	-	-	-

Operating loss	(14,276)	(8,551)	(32,232)	(4,630)

Interest income(expense), net	-	5	(3)	-
Other income	14,384	21,662	3,430	493
Foreign exchange (loss)/gain	(11,043)	4,200	1,448	208
Share of losses from subsidiaries and consolidated VIEs	(358,226)	(41,734)	(24,314)	(3,492)

Loss before income taxes	(369,161)	(24,418)	(51,671)	(7,421)
Income tax expense	-	-	-	-

Net loss	(369,161)	(24,418)	(51,671)	(7,421)

Foreign currency translation adjustment	2,748	(1,037)	(1,706)	(245)
Unrealized loss from available-for-sale investments	(4,195)	-	-	-
Amounts reclassified from accumulated other comprehensive income	3,290	-	-	-

Total other comprehensive income /(loss), net of nil tax	1,843	(1,037)	(1,706)	(245)
Comprehensive loss	(367,318)	(25,455)	(53,377)	(7,666)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT company (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	(22,514)	(4,151)	(10,481)	(1,506)

Cash flows from investing activities:

Net cash provided by investing activities	-	-	-	-

Cash flows from financing activities:

Net cash used in financing activities	-	-	-	-

Net (decrease)/increase in cash and cash equivalents	(22,514)	4,151	(10,481)	(1,506)
Cash and cash equivalents at beginning of the year	24,463	1,141	8,455	1,214
Effect of foreign exchange rate changes on cash	(808)	3,163	2,906	418
Cash and cash equivalents at end of the year	1,141	8,455	880	126

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

(a)	Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group 's consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries and VIEs. The Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the balance sheets as "Investment in subsidiaries" and share of their income as "Share of losses from subsidiaries and Consolidated VIEs" on the statements of comprehensive loss. The PRC subsidiary and VIEs have restrictions on their ability to pay dividends to the Company under PRC laws and regulations (Note 22). The subsidiaries and VIEs did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b)	Commitments

The Company does not have significant commitments or long-term obligations as of any of the periods presented.

