Form 20-F
period 2020-12-31
ChinaCache International Holdings Ltd.
filed 2021-05-17
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

No 8 Zhuyuan 3rd Street, Area 3,

Tianzhu Comprehensive Bonded Zone

Shunyi District, Beijing, China

(Address of principal executive offices)

Xiaoqiang, Wei, Chief Executive Officer

Tel: +86 (10) 6408 5088

Fax: +86 (10) 6408 5888

No 8 Zhuyuan 3rd Street, Area 3,

Tianzhu Comprehensive Bonded Zone

Shunyi District, Beijing, China

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

436,816,529 ordinary shares, par value US$0.0001 per share, as of December 31, 2020

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purpose of this annual report only:

•	“ADSs” refers to American depositary shares, each of which represents 16 ordinary shares;

•	“Beijing Blue I.T.” means Beijing Blue I.T. Technologies Co., Ltd.;

•	“Beijing Jingtian” means Beijing Jingtian Technologies Co., Ltd.;

•	“ChinaCache,” “we,” “us,” “our company,” and “our” refer to ChinaCache International Holdings Ltd., its subsidiaries and its consolidated variable interest entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“ChinaCache Beijing” means ChinaCache Network Technology (Beijing) Co., Limited;

•	“ChinaCache Hong Kong” means ChinaCache Networks (Hong Kong) Limited;

•	“ChinaCache Shouming” means ChinaCache Shouming Technology (Beijing) Co., Limited;

•	“RuiShen BJ” meansRuiShen Technology (Beijing) Co., Ltd;

•	“ShenRong BJ” means ShenRong Technology (Beijing) Co., Limited;

•	“ShenRong HongKong” means ShenRong Technology (HongKong) Limited;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“U.S.” refers to the United States of America;

•	“U.S. GAAP” refers to generally accepted accounting principles in the U.S.;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the U.S.;

•	“Xin Run” means ChinaCache Xin Run Technology (Beijing) Co., Limited; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2018, 2019 and 2020 and our balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the year ended December 31, 2016 and 2017 and our balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Net Revenues:
Third party customers	1,054,235	852,568	922,591	918,628	335,337	51,393
Total Net Revenues:	1,054,235	852,568	922,591	918,628	335,337	51,393
Cost of revenues (1)(3)	(1,077,810)	(781,822)	(666,162)	(689,820)	(235,889)	(36,152)
Gross (loss) profit	(23,575)	70,746	256,429	228,808	99,448	15,241
Other operating income loss	(19,044)	(19,483)	(27,352)	(29,176)	(23,943)	(3,669)
Operating expenses:(1)
Sales and marketing expenses (1)	(93,603)	(61,770)	(36,428)	(36,059)	(22,174)	(3,398)
General and administrative expenses (1)	(256,007)	(142,721)	(128,331)	(152,160)	(65,943)	(10,106)
(Provision for) recovery of provision doubtful accounts receivable	(9,010)	(17,514)	(1,050)	(8,449)	2,121	325
Transaction tax on assets transfer	-	-	-	-	-	-
Research and development expenses (1)	(104,018)	(81,748)	(68,412)	(54,059)	(10,729)	(1,644)
Impairment of long-lived assets	(399,094)	(21,757)	-	-	(13,448)	(2,061)
Impairment of long-term investment	(18,240)	(3,690)	-	-	-	-

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Operations and Comprehensive Loss Data:

Operating loss	(922,591)	(277,937)	(5,144)	(51,095)	(34,668)	(5,312)
Gain from disposal of a subsidiary	-	-	-	18,285	-	-
Interest income	4,669	1,430	354	181	96	15
Interest expense	(11,647)	(18,665)	(33,543)	(49,924)	(44,216)	(6,776)
Financial expenses - fee					-	-
Other income (expense), net	5,336	(5,303)	8,331	36,367	(7,896)	(1,210)
Foreign exchange gain(loss)	14,209	(11,043)	4,200	1,448	13,567	2,079
Loss before income taxes	(910,024)	(311,518)	(25,802)	(44,738)	(73,117)	(11,204)
Income tax expense	(4,229)	(59,648)	(11)	(7,967)	(6)	(1)
Net loss	(914,253)	(371,166)	(25,813)	(52,705)	(73,123)	(11,205)
Net loss attributable to the non-controlling interest	(776)	(2,005)	(1,395)	(1,034)	(616)	(94)
Net loss attributable to the Company’s shareholders	(913,477)	(369,161)	(24,418)	(51,671)	(72,507)	(11,111)
Loss per ordinary share:
Basic and diluted	(2.24)	(0.87)	(0.06)	(0.12)	(0.17)	(0.03)
Loss per ADS (2)
Basic and diluted	(35.84)	(13.92)	(0.96)	(1.92)	(2.66)	(0.41)
Shares used in basic and diluted loss per share computation	408,189,722	425,589,746	426,809,567	436,649,822	436,763,196	436,763,196

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	5,961	490	551	211	79	11
Sales and marketing expenses	2,753	254	220	83	32	5
General and administrative expenses	72,483	9,630	2,262	1,114	367	53
Research and development expenses	3,828	562	1,124	483	176	26
Total share-based compensation expenses included in cost of revenues and operating expenses (3)	85,025	10,936	4,157	1,891	654	95

(3)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	134,924	106,708	41,127	25,930	20,284	3,109
Restricted Cash	—	—	5,461	15,214	11,007	1,687
Accounts receivable, net	190,587	161,043	210,476	105,608	66,159	10,139
Prepaid expense and other current assets	70,502	212,984	169,635	117,912	125,344	19,210
Assets held for sale	1,285,961	581,731	581,350	342,267	342,570	52,501

Total current assets	1,735,143	1,064,491	1,010,747	607,443	565,811	86,715
Property, plant and equipment, net	—	53,326	415,067	396,620	362,340	55,531
Cloud infrastructure construction in progress	—	416,352	289,280	292,639	289,788	44,412
Operating lease right-of-use asset	—	—	—	131,408	5,869	899
Total assets	1,805,827	1,606,035	1,845,869	1,536,180	1,312,413	201,136
Accounts payable	301,569	367,924	339,263	278,312	331,658	50,829
Other payables	30,674	1,254,375	1,403,854	1,041,553	1,006,830	154,303
Current portion of long-term borrowings	3,840	32,642	58,355	320,000	319,941	49,033
Liabilities held for sale	1,318,136	3,888	7,991	5,131	7,261	1,113
Total current liabilities	1,893,188	1,887,363	2,015,567	1,913,033	1,916,316	293,689
Total liabilities	1,948,347	2,106,942	2,385,847	2,125,957	1,986,911	304,508
Total shareholders’ deficit	(142,520)	(500,907)	(539,978)	(589,777)	(674,498)	(103,372)

Exchange Rate Information

A significant portion of our operations are conducted in China and our revenues are mainly denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2020. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

Period	Period End	Average (1)	Low	High
2016	6.9430	6.6549	6.4480	6.9580
2017	6.5063	6.7350	6.4773	6.9575
2018	6.8755	6.6292	6.2649	6.9737
2019	6.9618	6.9013	6.6822	7.1786
2020	6.5250	6.8877	6.5236	7.1316

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

We had net losses in recent years. For the three years ended December 31, 2018, 2019 and 2020, our net loss was approximately RMB 25.8 million, RMB 52.7 million and 73.1million(US$ 11.2million) respectively. As of December 31, 2020, we had an accumulated deficit of RMB2224.7 million (US$341.0 million) and a deficit in working capital of RMB 1685.8 million (US$ 258.4 million) excluding net assets held for sale. In 2020, we had net cash provided by operating activities of RMB82.6 million (US$12.7 million), net cash used in investing activities of RMB52.3 million (US$8.0 million) and net cash used in financing activities of RMB41.5 million (US$6.4 million). We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the timely collection of payment from our customers and the availability of additional funding. In the next twelve months, we will use the cash inflows to be funded by a combination of sources, including a) estimated consideration of approximately RMB2,100.0 million (US$321.8 million) from planned disposal of the cloud infrastructure buildings and assets held for sale, b) locating more abroad CDN customers from 2021 to compensate the estimated revenue decrease in China, and controlling its operating costs and negotiating with vendors for more favorable payment terms, we expect to have sufficient capital to meet our anticipated working capital requirements and capital expenditure for at least the next 12 months.

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of our continuing as a going concern. Facts and circumstances including recurring losses, negative working capital and net cash outflows raise substantial doubt about our ability to continue as a going concern. In particular, there can be no assurance that the credit facilities can be drawn down in a timely manner, the cash flows from CDN operations, disposal of the cloud infrastructure buildings and assets held for sale can be improved as planned or the afore-mentioned financing measures can be achieved as expected. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our securities and our ability to raise new capital or to continue our operations.

We generate substantially all of our revenues from data center service, sales of content and application delivery total solutions, and the failure of the market for these services to expand as we expect or the reduction in spending on these services by our current or potential customers would seriously harm our business.

We have generated substantially all of our revenues from data center service, sales of content and application delivery total solutions. We expect such services to continue to be the primary source of our revenues in the foreseeable future. Our success, therefore, depends on our customers’ continued and increasing reliance on the internet for delivery of services and applications and our ability to deliver these services and applications cost-effectively. Factors that may have a general tendency to limit or reduce the number of users relying on the internet for services and applications or the number of providers making services and applications available online would harm our business. As the content and application delivery services industry is still emerging, our success also depends on our ability to convince potential customers to entrust their services and applications to an external service provider, that content and application delivery technologies and services are valuable and that it is more cost-effective for them to utilize external services than for them to develop similar services in-house. A decline in the demand for content and application delivery services in general would negatively affect demand for our services. Even if demand for our services continues to grow, this demand may not grow as quickly as we anticipate. The influence of any of these factors may cause our current or potential customers to reduce their spending on our services, which would have a material adverse impact on our business, results of operations and financial condition.

Our costs and expenses may increase, and our results of operations may be adversely affected if we cannot pass on the increased costs to our customers.

We have invested heavily in capital equipment and infrastructure to increase our network capacity. For example, had capital expenditures of RMB 336.1 million, RMB59.8 million and RMB54 million (US$8.2million) in 2018, 2019 and 2020, respectively, which relate to our additions of intangible assets, property and equipment as well as construction in progress. In 2021 and beyond, we may increase our costs and expenses, including additional bandwidth, servers and other equipment. Furthermore, our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

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

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we may not accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2018, 2019 and 2020, 12.1%, 9.5% and 95.4%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer. In addition, we plan to attract additional customers for our cloud infrastructure and charge fees for facilities development and/or on-going management and operation. If we cannot attract enough customers for our cloud infrastructure project, we may not be able to recoup our investments and our profitability in connection with this business line will suffer adverse impact, which will in turn affect our overall results of operation.

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

If our business conditions deteriorate, our long-lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the fair value. In the year ended December 31, 2020, we did bear an impairment of long-lived assets. Meanwhile, we cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but not limited to, a sustained decline in the price of our securities, strategic decisions made in response to changes in economic and competitive conditions, any material adverse change in our relationship with significant customers or the impact of the economic environment on our customer base. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

During any given fiscal period, a relatively small number of customers typically account for a significant percentage of our revenue. Our five largest customers contributed 68.5%, 76.6% and 57.6% of our total net revenues for the years end December 31, 2018, 2019 and 2020, respectively. In the past, our top five customers have continually changed, and we also have experienced significant fluctuations in our individual customers’ usage of our services. Our large customers may decrease the amount of services they purchase from us, ask for price reduction or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

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

According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.1% in 2019 and 2.3% in 2020. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since March 2018, there has been growing concerns over foreign trade conflicts between China and the United States and some European and Asian countries, and the United States government is seen as becoming more stringent on Chinese high-tech companies offering substitute technology, products and services in the U.S. The trade frictions have evolved unfortunately into a larger scale trade war in late 2018, market access to these countries by Chinese companies has been severely impacted or completed stemmed, thus inflicting unexpected severe blow to Chinese high-tech companies may include ChinaCache in future.  ChinaCache has business presence in the United States and some European and Asian countries and some of the customers from the afore-mentioned countries contributed significant percentage of ChinaCache’s total revenue. If such trade war continues to escalate and governments of these countries opt to adopt restrict measures against ChinaCache, among like Chinese high-tech companies, our global market share, number of international customers will decline, impacting our business, financial conditions and results of operations to an extent beyond our best estimate.

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

Our business is dependent on providing our customers with fast, efficient and reliable delivery of internet content and applications. Many of our customers depend on our services to operate their businesses. Consequently, any disruption of our services could have a material impact on our customers’ businesses. Our network or services could be disrupted by numerous events, including natural disasters, power losses, changes in our service providers’ practices and failure of our software or network. From time to time, we need to correct errors and defects in our platform software or in other aspects of our network. There may be errors and defects originating with third-party networks or software on which we rely that harm our ability to deliver our services. We may also experience disruptions caused by software viruses or other attacks by unauthorized users. Despite our significant capital investments, we may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in our services. Any widespread interruption of the functioning of our networks and related services for any reason would reduce our revenues and could harm our business and financial results. In 2016, the internet connection at one of our third-party co-location facilities was interrupted for several hours and as a result our services to certain customers were affected. This is a one-time incident and did not have any material impact on our business or results of operation. In 2019, the internet connection at our IDC was interrupted twice due to municipal infrastructure constructions, our services to certain customers were affected for several hours, which did not cause any material impact on our business or results of operation. In 2020, there was no such unplanned interruption happened. If in the future similar incidents or a more widespread interruption occurred or if we failed to deliver internet services and applications to users as expected during a high-profile media event or well-publicized circumstance, our reputation could be severely damaged. Moreover, any disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

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

Our results of operations may fluctuate in the future. This may result in significant volatility in, and otherwise adversely affect, the market for our ADSs and ordinary shares.

On September 4, 2019, Nasdaq issued a letter to the Company stating that the Nasdaq Hearings Panel has determined to delist the Company’s ADSs from the Nasdaq Stock Market. The management chose to continue to follow the SEC reporting rules stringently while it is listed on OTC Market-Pink Sheet.

Our results of operations may fluctuate as a result of various factors, many of which are outside of our control. These fluctuations are often not seasonable but could result in significant volatility in, and otherwise adversely affect, the market price of our ordinary shares. Fluctuations in our results of operations may be due to a number of factors, including:

•	our ability to increase sales to existing customers and attract new customers;

•	the loss of major customers, or a significant variation in their use of our services;

•	service outages or security breaches;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and network;

•	the occurrence of significant events in a particular period that results in an increase in the use of our services, such as a major media event or a customer’s online release of a new or updated video game;

•	changes in our pricing policies or those of our competitors;

•	share-based compensation expenses associated with attracting and retaining key personnel;

•	limitations of the capacity of our platform and related systems;

•	the timing of costs related to the development or acquisition of technologies, services or businesses;

•	general economic, industry, market and regulatory conditions and those conditions specific to internet usage and online businesses;

•	reduced usage of our services by our customers. and

•	the results of the legal proceedings involving Xin Run and Beijing Federation of Supply and Marketing Cooperatives (“BFSMC”) and other unresolved material legal proceedings as described further below.

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

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenues, increased expenses, increased investment in capital equipment or the acquisition of significant businesses or technologies. In addition, although we have completed building constructions for our cloud infrastructure, we may need to incur substantial investments in the future to equip the buildings with hardware according to potential customers’ specifications. Also, we utilized the funds prepaid by People.cn and BFSMC, for the construction of the buildings to be sold to People.cn and BFSMC, respectively. Under our agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Thereafter we filed a motion to dismiss the counterclaim of BFSMC’s subsidiary arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was rejected and Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. The court rendered a judgment on the case on December 31, 2019, which ruled that: (i) certain agreements in relation to such sales of data center buildings (including the cooperation agreement dated as of December 30, 2014, the supplementary agreement dated as of February 26, 2015, the official correspondence dated as of May 5, 2016 and the escrow agreement dated as of July 20, 2017) should be null and void; (ii) Xin Run should repay such BFSMC’ subsidiary in an amount of RMB672 million, which is the consideration paid by such BFSMC’ subsidiary to Xin Run; (iii) such BFSMC’ subsidiary should transfer 100% of the equity securities of Zhao Du to Xin Run, and should repay Xin Run the amount of approximately RMB82.7 million, which is the rent paid by Xin Run to such BFSMC’ subsidiary; (iv) confirmed that such BFSMC’ subsidiary has legal title to the funds with an amount of RMB105.6 million deposited in the escrow account. Both Xin Run and such BFSMC’ subsidiary had appealed the judgment to a higher court, and as of the date hereof, this lawsuit is still ongoing.

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

Effectively starting from 2012, Beijing Blue I.T. has been was recognized as a “high and new- technology enterprise” and was eligible for a preferential tax rate of 15% effectively till October, 2021, which is subject to renew by then.

For the year ended December 31, 2020, our other PRC subsidiaries would be subject to an enterprise income tax rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) of their income from tax and enjoy a reduced enterprise income tax rate of 20%. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results —Taxation — PRC.”

If our preferential tax treatment of ChinaCache Beijing and Beijing Blue I.T. becomes unavailable, their enterprise income tax rate would increase to 25% and thus our income tax expenses would increase, which may have a material adverse effect on our net income and results of operations.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our securities.

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded that we maintained effective internal control over financial reporting as of December 31, 2020, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our securities. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any material control weakness that may be identified in the future.

We have granted, and may continue to grant, stock options and restricted share units under our stock incentive plans, resulting in increased share-based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011. As of December 31, 2020, there were outstanding options to purchase 21,237,053of our ordinary shares and 68,665,520 vested restricted share units granted in accordance with these plans. See “Item 6 Directors, Senior Management and Employees — B. Compensation — Stock Incentive Plans.” For the years ended December 31, 2018, 2019 and 2020, we recorded RMB 4.2 million, RMB1.9 million and RMB 0.7 million (US$0.1 million), respectively, in share-based compensation expenses for employees. If we grant more stock options or restricted share units to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our results of operations. However, if we do not grant stock options or restricted share units or reduce the number of stock options or restricted share units that we grant, we may not be able to attract and retain key personnel.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries, ChinaCache Beijing, Xin Run and RuiShen BJ, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our content and application delivery total solution business and the other telecommunications-related businesses in China through a set of contractual arrangements with each of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming, and ShenRong BJ and their respective shareholders. These contractual arrangements provide us with effective control over Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ. For a description of these contractual arrangements, see “Item 4. Information on the Company —C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.”

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

ChinaCache Beijing’s, Xin Run’s and RuiShen BJ’s contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that ChinaCache Beijing’s, Xin Run’s and RuiShen BJ’s contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the respective tax liabilities of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ without reducing ChinaCache Beijing’s, Xin Run’s and RuiShen BJ’s tax liability, which could further result in late payment fees and other penalties to Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ for underpaid taxes; or (ii) limiting the ability of ChinaCache Beijing, Xin Run, RuiShen BJ, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ to obtain or maintain preferential tax treatments and other financial incentives.

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

Pursuant to the share pledge agreements which our wholly-owned subsidiary ChinaCache Beijing has entered into with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders, and the share pledge agreements that Xin Run has entered into with ChinaCache Shouming and its shareholders, and the share pledge agreements that RuiShen BJ has entered into with ShenRong BJ and its shareholders, the shareholders of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ have agreed to pledge their respective equity interests in Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ to ChinaCache Beijing, Xin Run or RuiShen BJ to secure Beijing Blue I.T.’s, Beijing Jingtian’s, ChinaCache Shouming’s and ShenRong BJ’s performance of their obligations under the relevant contractual arrangements. The share pledges of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ under these share pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, now the State Administration for Market Regulation, or SAIC.

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

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council effective from September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT on Jan13, 2020, Beijing Blue I.T. is permitted to carry out its domestic fixed-network data transmission business, internet data center business (excluding internet resource coordination service), content delivery network business, its domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”. Pursuant to the VAT license issued to ChinaCache Shouming by the MIIT on November 28, 2018, ChinaCache Shouming is permitted to carry out its internet data center business (excluding internet resource coordination service) and internet access service business under the first category of “value-added telecommunications business”. ChinaCache Shouming also holds a VAT license with an effective term until February 20, 2024, pursuant to which ChinaCache Shouming is permitted to carry out the internet access business in Beijing.  Pursuant to the VAT license issued to ShenRong BJ by the MIIT on June 29, 2020, ShenRong BJ is permitted to carry out its domestic fixed-network data transmission business, internet data center business, content delivery network business, its domestic internet virtual private networks business and internet access service business (excluding internet access service for internet users).

On January 17, 2017, the MIIT issued a Circular on Clearing up and Regulating the Internet Access Service Market, or MIIT Circular No. 32, aiming to regulate illegal operations in the field of internet data center (IDC) service, internet access (ISP) service and content delivery network (CDN) service business. In particular, the MIIT Circular No. 32 reiterates that an entity is prohibited from operating any of the IDC, ISP or CDN services without proper telecommunication business operation permit, or engaging in activities beyond the permitted business scope or permitted geographical scope specified on its operation permit, nor shall a qualified telecommunication business operator lease or transfer its qualification or resources to an unauthorized entity in the form of technology cooperation or in other disguised form. In addition, pursuant to the MIIT Circular No. 32, if an entity had obtained a VAT License for IDC service business prior to the implementation of the Catalog of Telecommunications Business (2015 Version) and has actually engaged in CDN service or internet resource coordination business, it must undertake in a written commitment to the issuing authority of its VAT License by March 31, 2017 that it will satisfy relevant requirements for CDN service or internet resource coordination service, as applicable, and obtain the corresponding VAT License by the end of 2017. If it fails to obtain the VAT License by the deadline, it must cease to operate the CDN service and internet resource coordination service business from January 1, 2018. If an entity fails to submit the above commitment by March 31, 2017, it shall be refrained from engaging in CDN service and internet resource coordination service since April 1, 2017. Beijing Blue I.T. had submitted the written commitment on March 30, 2017 in compliance with the relevant requirement and has obtained the relevant VAT License for CDN services issued by MIIT on September 18, 2017, which was subsequently amended on February 7, 2018, January 10, 2019, June 26, 2019 and Jan 13, 2020. ShenRong BJ has obtained its VAT License for CDN services issued by MITT on June 29, 2020.

However, since China’s content and application delivery services market is at an early stage of development, the scope of content and application delivery businesses has been expanding constantly and the concept of content and application delivery services is evolving. We have been continuously developing our content and application delivery business to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. We cannot assure you that PRC governmental authorities will continue to deem of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the VAT license of Beijing Blue I.T., ChinaCache Shouming, and ShenRong BJ. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing license. Further, we cannot assure you that Beijing Blue I.T., ChinaCache Shouming and ShenRong BJ will be able to successfully renew their VAT licenses upon their expiration, or that their VAT license will continue to cover all aspects of our content and application delivery business and other telecommunication-related business and operations upon renewal. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the content and application delivery business and other telecommunication-related business or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in Beijing Blue I.T., ChinaCache Shouming or ShenRong BJ being disqualified from carrying out their current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

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

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. ChinaCache Beijing, Xin Run and RuiShen  BJ are foreign-invested enterprise and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding.

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

We are a holding company and conduct a significant part of our business through our operating subsidiaries and consolidated variable interest entities, which are limited liability companies established in China. We rely principally on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses, if any. The payment of dividends by entities organized in China is subject to certain limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries, ChinaCache Beijing, Xin Run and RuiShen BJ, are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, it is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors.

Moreover, if ChinaCache Beijing, Xin Run and RuiShen BJ incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of ChinaCache Beijing, Xin Run or RuiShen BJ to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations, and (ii) a 10% withholding tax may be imposed on dividends we pay to our non-PRC resident shareholders and a 10% PRC tax may apply to gains derived by our non-PRC resident shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income. Similarly, such unfavorable tax consequences could apply to our subsidiaries outside China, including ChinaCache North America Inc., ChinaCache Network (Hong Kong) Limited, and ShenRong HongKong or their overseas subsidiaries if they are deemed to be “resident enterprises” by the PRC tax authorities. Notwithstanding the foregoing provisions, the Enterprise Income Tax Law also provides that the dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. If our Cayman Islands holding company is deemed a “resident enterprise” for PRC enterprise income tax purposes, the dividends it receives from its PRC subsidiaries, ChinaCache Beijing, Xin Run and RuiShen BJ, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

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

As an offshore holding company, we may make loans to our PRC subsidiaries, ChinaCache Beijing, Xin Run and RuiShen BJ, or consolidated variable interest entities, or we may make additional capital contributions to ChinaCache Beijing, Xin Run or RuiShen BJ. Any loans to ChinaCache Beijing or Xin Run or RuiShen BJ or consolidated variable interest entities are subject to PRC regulations. For example, loans by us to ChinaCache Beijing, Xin Run or RuiShen BJ, each of which is a foreign-invested enterprise, to finance its activities cannot exceed statutory upper limit and must be filed with the State Administration of Foreign Exchange through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from the foreign loan.

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

A significant part of our revenues and expenses are denominated in Renminbi. Under PRC laws, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange. Currently, our PRC subsidiaries, ChinaCache Beijing, Xin Run and RuiShen BJ, may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange. However, foreign exchange transactions by ChinaCache Beijing, Xin Run or RuiShen BJ under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register or file with PRC governmental authorities, including the State Administration of Foreign Exchange. In particular, if ChinaCache Beijing, Xin Run or RuiShen BJ borrows foreign currency loans from us or other foreign lenders, these loans must be filed with the State Administration of Foreign Exchange after the loan agreement is signed and at least three business days before the borrower draws any amount from the foreign loan, and the accumulative amount of its foreign currency loans borrowed by ChinaCache Beijing, Xin Run or RuiShen BJ may not exceed a statutory upper limit. If we finance ChinaCache Beijing, Xin Run or RuiShen BJ by means of additional capital contributions, these capital contributions must be approved by or made post-contribution filing with certain government authorities. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or consolidated variable interest entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

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

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

We are aware that our PRC resident beneficial owners subject to these SAFE registration requirements have registered with the Beijing SAFE branch and will amend the registration to reflect the recent changes to our corporate structure.  However, we cannot assure you that our current and future beneficial owners who are PRC residents will continue to comply with Circular 37; nor can we assure you that there will not be further filing or registration requirements imposed by the PRC government concerning ownership in foreign companies of PRC residents. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to ChinaCache Beijing, Xin Run and RuiShen BJ, and consolidated variable interest entities, limit ChinaCache Beijing’s, Xin Run’s and RuiShen BJ’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

Risks Related to Our Securities

The market price for our securities may continue to be volatile.

The market price for our securities may be highly volatile and subject to wide fluctuations in response to factors including the following:

variations in our actual and perceived operating results, especially during this time when the COVID-19 pandemic poses a threat;

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

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the U.S. have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our securities, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Further, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our securities price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Substantial future sales of our securities could cause the price of our securities to decline.

If our shareholders sell substantial amounts of our securities, including shares issued upon the exercise of employee stock options, or if the perception exists that our shareholders may sell a substantial number of our securities, the market price of our securities may fall. Any substantial sales of our securities in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and upon terms and conditions we deem appropriate..

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

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our securities.

Depending upon the value of our assets, the market value of our ADSs and securities and the nature of our assets and income, we could be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. Based on our income and assets and the value of our securities, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information— E. Taxation—U.S. Federal Income Tax Considerations—General”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the securities and on the receipt of distributions on the securities to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of securities if we are or become classified as a PFIC. For more information, see “Item 10. Additional Information— E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Holders of our securities may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a significant part of our operations in China and a majority of our officers and directors reside outside the U.S.

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the U.S. We conduct a significant part of our operations in China through our wholly-owned subsidiaries and VIEs in China. The majority of our officers and directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it may be difficult for the holders of our securities to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws. Even if the holders of our securities are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render the holders of our securities unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the U.S. or any state.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Act (as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the U.S.

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

In May 2019, Xin Run transferred all of its equity interests in Beijing Shuo Ge to People.cn.

In December 2019, we incorporated ShenRong Technology (HongKong) Limited, or ShenRong HongKong, a wholly-owned subsidiary of ChinaCache Holdings.

In February 2019, ChinaCache Ireland Limited was dissolved.

In September 2019, the company was delisted from Nasdaq Stock Market.

In January 2020, we incorporated ChinaCache RuiShen Technology (Beijing) Co., Ltd., a wholly-owned subsidiary of ShenRong HongKong.

In January 2020, we obtained control over ShenRong Technology (Beijing) Co., Limited through contractual arrangement.

In April 2020, ChinaCache Assets LLC was dissolved.

 In October 2020, we incorporated ChinaCache (Hong Kong) Limited, or ChinaCache HK, a wholly-owned subsidiary of  ChinaCache Networks (UK) Limited.

Our headquarters are located at No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone Shunyi District, Beijing, China. ChinaCache Beijing currently has two branch offices in Tianjin, and Xin Run currently has one branch office in Tianjin. In addition to ChinaCache U.S. and ChinaCache UK, we have five other subsidiaries outside of mainland China, namely ChinaCache Hong Kong Limited, established in Hong Kong in April 2008, Metasequoia Investment Limited, established in the British Virgin Islands in March 2012, JNet Holdings Limited, established in the British Virgin Islands in September 2007, ShenRong Technology (HongKong) Limited, established in Hong Kong in  December 2019, and ChinaCache HK, established in Hong Kong in October 2020..

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

In the second half year of 2020, the management decided to close the CHN-IX platform. The enterprise customers on this platform transferred their service to other supplier step by step.

Value-added Services

We also offer a wide variety of value-added services, which include the following:

•	Geo-Content Acceleration service. Geo-Content Acceleration service enables websites to automatically provide content to end-users corresponding to each end-user’s specific geographic location.

•	Performance Evaluation Module. Performance Evaluation Module allows our customers to monitor their own websites on a real-time basis and to measure the effect of our services.

•	Scalable Service Routing service. Scalable Service Routing service provides domain name server resolution and global load balancing for multiple servers located across different regions to address the complex and often-unreliable network issues in China.

•	Link Anti-Hijack service. Link Anti-Hijack service helps to prevent unauthorized links to content on our customers’ websites.

•	Net Storage service. Net Storage service provides high performance data storage over the internet, supported by our network infrastructure with multi-level back-ups and security measures.

•	User Behavior Analysis service. User Behavior Analysis service clusters and evaluates the targeted audiences’ specific online behavior to assist our customers to better engage the visitors to their websites and improve the interactions between the websites and their visitors.

•	Website Performance Evaluation service. Website Performance Evaluation service assists customers to identify popular web content and products and determine the geographical locations of their targeted audiences so as to improve the effectiveness of their online marketing.

•	All-around Application Acceleration Solution. Our network service portfolio has expanded from external web site acceleration to the enterprise’s intranet connection, especially for multi-national companies that have globally distributed data hubs. Our service offering provides both secure and accelerated connections between these data hubs.

•	Cloud Extension Solution. Cloud Extension is developed for cloud hosting service providers to improve their service quality and end user experience. Our Cloud Extension Solution can provide security for cloud applications, and we are able to protect our customers’ data centers through a series of cooperation with some other partners.

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

In the year of 2019, the management decided to sell the ownership of the residual IDC building to get enough operational cash flow. During the year of 2020, several potential buyers finished their on-site due diligences. The Company will submit the best offer to the board for final decision.

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

Customers and Customer Support

Our customer base has decreased dramatically to approximately 128  active customers as of December 31, 2020.

In 2018, 2019 and 2020 our five largest customers contributed 68.5%, 76.6% and 57.6% of our total net revenues, respectively.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2018, 2019, approximately 87.9%, and 90.5% respectively, of our existing customers chose to renew their contract or enter into new contract with us. In the year ended December 31, 2020, for the abroad focus strategy, we withdrew from the domestic market and 4.3% of our existing customers chose to renew their contract, among which some domestic customers would transfer their service once they found the alternative service provider.

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

Widely Deployed Service

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2018, 2019 and 2020, 52%, 33% and 23%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from the three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

We had also deployed service nodes in dozens of cities worldwide covering Asia and North America to allow our customers in China to distribute internet services and applications to end-users in those regions and vice versa. We had also obtained access to networks operated by international ISPs through contractual arrangements to further extend the geographic coverage of our services for the benefit of our customers.

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

Our internal research and development team consisted of 20 engineers as of December 31, 2020, representing approximately 27  % of our staff. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services.

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

Intellectual Property

As of December 31, 2020, we have 57 patents issued by the State Intellectual Property Offices of China, and 2 U.S. patents  issued by the U.S. Patent and Trademark Office, all relating to different aspects of content and application delivery service technologies. In addition, we have 66 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have 56 trademark registrations issued by the Trademark Bureau of the State Administration for Industry and Commerce, now the State Intellectual Property Office under the State Administration for Market Regulation, covering our company name, logo and service. We have submitted to the State Intellectual Property Office registration applications for 7 new trademarks in 2020, which have passed preliminary examination and are during the announcement period.

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

Up to December 31, 2020, we have two sales units, with each of these sales units providing our services to a particular type of customers. These two sales units are (1) Oversea Unit (including North America unit and Europe unit) (2) Domestic Sale Unit

We also utilize a variety of other methods to raise awareness of our company, our services and our brand. We promote our  technologies and solutions to different types of customers, especially mobile internet and enterprise customers, in various ways, such as customer activities, media publicity and online coverage.

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

Competition

In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology, and 21Vianet, which acquired FastWeb in 2012, and Alibaba, which launched its Ali Cloud CDN commercial services in 2014 to offer third-party CDN services. In March 2015, Tencent also announced its launch of TencentCloud CDN. In 2020,KC. US was successfully quoted on Nasdaq, whose major revenue came from CDN business.In addition, a number of small cloud hosting service companies also began to offer CDN services. We believe that the principal competitive factors affecting the content and application delivery services market include:

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

In the Telecommunications Services Classification Catalogue 2015 version promulgated by MIIT in December 2015, the internet data service business and content and application delivery business are listed under the first category of the value-added telecommunications business. Pursuant to the Value-Added Telecommunications Business Operating License, or the VAT license, issued to Beijing Blue I.T. by the MIIT on June 26, 2019, Beijing Blue I.T. is permitted to carry out domestic fixed-network data transmission business, internet data center business (excluding internet resource coordination service), content delivery network business, domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”. Pursuant to the VAT license issued to ShenRong BJ by the MIIT on June 29, 2020, ShenRong BJ is permitted to carry out its domestic fixed-network data transmission business, internet data center business, content delivery network business, its domestic internet virtual private networks business and internet access service business (excluding internet access service for internet users.)

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

In addition, the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business provides that domestic telecommunications companies that intend to be listed overseas must obtain the approval from the MIIT for such overseas listing. Up to the date of this annual report, the MIIT has not issued any definitive rule concerning whether offerings like ours would be deemed an indirect overseas listing of our PRC affiliates that engage in telecommunications business. Based on our oral consultation with certain officials of the MIIT, in practice, our offerings should not be deemed an overseas listing of a domestic company. If the MIIT subsequently requires that we obtain its approval, it may have a material adverse effect on the trading price of our  securities.

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

The following diagram sets out details of our subsidiaries and consolidated variable interest entities as of the date of this annual report:

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned and controlled PRC subsidiaries, ChinaCache Beijing, Xin Run and RuiShen BJ, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, and their respective shareholders. Beijing Blue I.T. is currently 55% owned by Song Wang, our co-founder, former chairman of our board of directors, our former chief executive officer and our shareholder, and 45% owned by Jean Xiaohong Kou, our co-founder, former director, former senior vice president and our shareholder. Beijing Jingtian is 50% owned by Ms. Huiling Ying, and 50% owned by Ms. Yating Yan, who replaced the previous shareholder and became a shareholder of Beijing Jingtian in January 2019. ChinaCache Shouming is 99% owned by Ms. Yajun Liu, and 1% owned by Tianjin Dingsheng. ShenRong BJ is 95% owned by Ms. Huiling Ying, and 5% owned by Ms. Di Yang. All  current shareholders of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ are PRC citizen or domestic company wholly owned by PRC citizens and accordingly these four entities are domestic companies under the PRC laws.

We have been and are expected to continue to rely on our consolidated variable interest entities to operate our content and application delivery business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, and their respective shareholders enable us to:

•	exercise effective control over Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ;

•	receive substantially all of the economic benefits of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ in consideration for the services provided by our subsidiaries in China, and incur substantially all the losses of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ; and

•	have an exclusive option to purchase all of the equity interest in Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ when and to the extent permitted under PRC law.

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

Pursuant to the share pledge agreements entered into on August 14, 2020 by  and among RuiShen BJ, each shareholder of ShenRong BJ and ShenRong BJ, each shareholder pledged his or her equity interest in ShenRong BJ to RuiShen BJ to secure ShenRong BJ and its shareholders’ obligations under the relevant VIE agreements with RuiShen BJ. Each shareholder also agreed not to transfer or create any new encumbrance adverse to RuiShen BJ on his or her equity interest in ShenRong BJ without the prior written consent of RuiShen BJ. During the term of the share pledge agreement, RuiShen BJ is entitled to all the dividends declared on the pledged equity interest. If ShenRong BJ or its shareholder fails to perform his/her/its contractual obligations, RuiShen BJ, as pledgee, will be entitled to certain rights, including the right to take possession and to dispose of the pledged equity interest. The share pledge agreements shall terminate once ShenRong BJ and its shareholders fulfilled their obligations under the relevant VIE agreements with RuiShen BJ.

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

Each shareholder of ShenRong BJ executed an irrevocable power of attorney on August 14, 2020 appointing RuiShen BJ or a person designated by RuiShen BJ as his or her attorney-in-fact to attend shareholders’ meetings of ShenRong BJ and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in ShenRong BJ. The power of attorney remains valid and irrevocable from the date of its execution, so long as he or she remains the shareholder of ShenRong BJ.

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

On August 14, 2020, RuiShen BJ and ShenRong BJ entered into an exclusive option agreement with each shareholder of ShenRong BJ. Pursuant to the exclusive option agreements, the shareholders of ShenRong BJ irrevocable granted RuiShen BJ or its designated representative, an exclusive option to purchase all or part of the equity interest he or she holds in ShenRong BJ, when and to the extent permitted under the PRC law, at an amount of RMB 10 or the minimum price permitted under PRC law exceeding such price if at the time while exercising the exclusive option, the PRC laws impose mandatory requirements on the purchase price of such equity interests. ShenRong BJ cannot declare any profit distributions or grant loans in any form without the prior written consent of RuiShen BJ, and the shareholders of ShenRong BJ shall donate in full any funds received from ShenRong BJ to RuiShen BJ in the manner permitted by the applicable PRC laws, in the event any distributions are made by ShenRong BJ pursuant to any written consents of RuiShen BJ. The exclusive option agreements will remain effective until all equity interests held by the shareholders of ShenRong BJ have been transferred or assigned to RuiShen BJ or its designated representative.

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

The exclusive business cooperation agreement dated July 31, 2008 between ChinaCache Beijing and Beijing Jingtian, the exclusive business cooperation agreement dated August 20, 2018 between Xin Run and ChinaCache Shouming, and the exclusive business cooperation agreement dated March 3, 2020 between RuiShen BJ and ShenRong BJ contain terms substantially similar to those of the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T.

Exclusive Technical Consultation and Training Agreement. On September 23, 2005, ChinaCache Beijing and Beijing Blue I.T. entered into an exclusive technical consultation and training agreement. Under this agreement, ChinaCache Beijing agreed to provide Beijing Blue I.T. with evaluation and analysis of Beijing Blue I.T.’s research and development system, process and results of operations, and training service. In return, Beijing Blue I.T. agreed to pay ChinaCache Beijing service fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests arising out of or created during the performance of this agreement, whether by ChinaCache Beijing or Beijing Blue I.T., including but not limited to, patent, copyright, and know-how property. The initial term of this agreement was five years and it was extended three times for another fifteen years upon ChinaCache Beijing’s written confirmation  which will expire on September 23, 2025. The term can be extended at the sole discretion of ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Exclusive Technical Support and Service Agreement. Pursuant to the exclusive technical support and service agreement between ChinaCache Beijing and Beijing Blue I.T., entered into on September 23, 2005, ChinaCache Beijing has the exclusive right to provide Beijing Blue I.T. with technical support and services, including but not limited to, research and development of technology, daily maintenance, monitoring, testing and malfunction resolution of Beijing Blue I.T.’s equipment, and consultation on Beijing Blue I.T.’s network equipment, products and software. In return, Beijing Blue I.T. agreed to pay ChinaCache Beijing service fees determined at the sole discretion of ChinaCache Beijing. Beijing Blue I.T. agreed that it will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent. ChinaCache Beijing is entitled to have exclusive and proprietary rights and interests arising out of or created during the performance of this agreement, whether by ChinaCache Beijing or Beijing Blue I.T., including but not limited to, patent, copyright, and know-how property. The initial term of this agreement was five years and it was extended three times for another fifteen years upon ChinaCache Beijing’s written confirmation which will expire on September 23, 2025. The term can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

Equipment Leasing Agreement. Under the equipment leasing agreement between ChinaCache Beijing and Beijing Blue I.T. dated September 23, 2005, ChinaCache Beijing agreed to lease its equipment to Beijing Blue I.T. and Beijing Blue I.T. agreed to pay the rent within five business days of the first month of each quarter. Beijing Blue I.T. can only use the equipment to conduct business according to its authorized business scope. The initial term of this agreement was five years. The agreement may be renewed at ChinaCache Beijing’s sole discretion. The agreement was extended three times for another fifteen years upon ChinaCache Beijing’s written confirmation which will expire on September 23, 2025. The term can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

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

Our headquarters are located at No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone Shunyi District, Beijing,, PRC, where our IDC center locates. As of December 31, 2020, we leased an aggregate of 4800 square feet in the U.S., London and Hong Kong.

We have paid RMB51.9 million to acquire land use right in relation to approximately 39,000 square meters of land in Tianzhu Comprehensive Bonded Zone in Beijing. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.” In December 2014, we entered into agreements with BFSMC, pursuant to which we agreed to sell to BFSMC one of the data center buildings with construction areas of approximately 14,208 square meters, which has been constructed on the aforementioned land in the Tianzhu Comprehensive Bonded Zone. Under our framework agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, a subsidiary of BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Thereafter we filed a motion to dismiss the counterclaim of BFSMC’s subsidiary arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was rejected and Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. The court rendered a judgment  on the case on December 31, 2019, which ruled that: (i) certain agreements in relation to such sales of data center buildings (including the cooperation agreement dated as of December 30, 2014, the supplementary agreement dated as of February 26, 2015, the official  correspondence dated as of May 5, 2016 and the escrow agreement dated as of July 20, 2017) should be null and void; (ii) Xin Run should repay such BFSMC’ subsidiary in an amount of RMB672 million, which is the consideration paid by such BFSMC’ subsidiary to Xin Run; (iii) such BFSMC’ subsidiary should transfer 100% of the equity securities of Zhao Du to Xin Run, and should repay Xin Run the amount of approximately RMB82.7 million, which is the rent paid by Xin Run to such BFSMC’ subsidiary; (iv) confirmed that such BFSMC’ subsidiary has legal title to the funds with an amount of RMB105.6 million deposited in the escrow account. Both Xin Run and such BFSMC’ subsidiary had appealed the judgment to a higher court, and as of the date hereof, this lawsuit is still ongoing. In addition, in October 2017, the foregoing subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. Unfortunately, Xin Run lost, and the court ruled that Xin Run should pay overdue rent in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. In June 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome, however, the Company accrued the liability accordingly. Please see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” for more information.

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

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had approximately 1665, 1627 and 128 active customers as of December 31, 2018, 2019 and 2020, respectively. Revenues from our top five customers accounted for 68.5%, 76.6% and 57.6% of our total net revenues in 2018, 2019 and 2020, respectively.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our revenues in 2020 decreased dramatically as compared to that in 2019, mainly due to the abroad market focus Strategy and planned withdrawing from domestic market. We intend to attract and retain more high-value customers to increase our revenues in abroad market and to maintain our margin at a stable level, meanwhile, we target gradual improvement in margins as our scale grows to stable and maintain an optimal level of customer mix.

Selling price

We operate in a competitive market and we face pricing pressure for our services. We typically charge customers on a per-gigabit per-second basis for the bandwidth usage or per-gigabyte basis for traffic volume used. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. In recent years, the selling prices for our services have declined dramatically. The price erosion was partially due to price discounts granted at the outset of the arrangement to customers with large contractual service commitments. Furthermore, increased competition has also caused price declines. We expect that we will continue experiencing pricing pressure in the future global market and thus we must reduce our cost of revenues to offset the price decline and to maintain and increase our gross profit.

Cost reductions

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues increased from 72.2% in 2018 to 75.1% in 2019 and then decreased to 70.3% in 2020 primarily as a result of the cut down of our cost with the planned withdrawing from domestic market.

Components of Results of Operations

Revenues

In the years ended December 31, 2018, 2019 and 2020, we generated net revenues of RMB922.6 million and RMB 918.6 million, and RMB 335.3 (US$ 51.4 million) respectively.

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

The number of our active customers has decreased from 1,665 as of December 31, 2018, 1,627 for the year ended December 31, 2019 and further to 128 for the year ended on December 31, 2020. In year 2018 and year 2019 we categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. Due to the changing competition landscape, our sales to customers in the media and entertainment, internet and software, mobile internet, enterprises and e-commerce industry groups fluctuated over time. In year 2020 we count the customer across all products and industry groups.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as  a percentage of total net revenues:

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net Revenues
Third party customers	922,591	100%	918,628	100%	335,337	51,393	100%
Total Net Revenues	922,591	100%	918,628	100%	335,337	51,393	100%
Cost of revenues (1)(2)
Bandwidth, co-location and storage fees	552,003	59.8%	465,804	50.7%	96,314	14,760	28.7%
Depreciation of network equipment and amortization of intangible assets	14,481	1.6%	40,403	4.4%	29,735	4,557	8.9%
Payroll and other compensation costs of network operations personnel	38,176	4.1%	35,007	3.8%	17,993	2,758	5.4%
Electricity and other utility	35,614	3.9%	61,555	6.7%	57,835	8,864	17.2%
Rental expense	2,743	0.3%	35,619	3.9%	18,639	2,857	5.6%
Other cost of revenues	23,145	2.5%	51,432	5.6%	15,373	2,356	4.6%
Total cost of revenues	666,162	72.2%	689,820	75.1%	235,889	36,152	70.4%
Other operating loss	27,352	3.0%	29,176	3.2%	23,943	3,669	7.14%
Operating expenses (1)
Sales and marketing expenses	36,428	3.9%	36,059	3.9%	22,174	3,398	6.6%
General and administrative expenses	128,331	13.9%	152,160	16.6%	65,943	10,106	19.7%
Provision for doubtful accounts receivable	1,050	0.1%	8,449	0.9%	(2,121)	(325)	-0.6%
Research and development expenses	68,412	7.4%	54,059	5.9%	10,729	1,644	3.2%
Impairment of long-lived assets	-	-	-	-	13,448	2,061	4.0%
Total operating expenses	234,221	25.3%	250,727	27.3%	110,173	16,884	32.9%

(1)   Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	551	13.3%	211	11.2%	79	11	11.6%
Sales and marketing expenses	220	5.3%	83	4.4%	32	5	5.3%
General and administrative expenses	2,262	54.4%	1,114	58.9%	367	53	55.8%
Research and development expenses	1,124	27.0%	483	25.5%	176	26	27.4%
Total share-based compensation expenses included in cost of revenues and operating expenses	4,157	100%	1,891	100%	654	95	100.0%

(2)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

Cost of Revenues

Our cost of revenues primarily consists principally of the following:

•	bandwidth, co-location and storage fees;

•	depreciation of network equipment and amortization of intangible assets;

•	payroll and other compensation costs of network operations personnel;

•	Electricity and other utility;

•	Rental expense; and;

•	other cost and expenses that are directly attributable to the provisions of our content and application delivery total solutions.

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2018, 2019 and 2020, 52%, 33% and 23% respectively, of our bandwidth, co-location and data storage were purchased from three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consist of the depreciation associated with our network servers and backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an independent third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Depreciation of network equipment and amortization of intangible assets were RMB14.5 million, RMB40.4 million and RMB 29.7 million (US$ 4.6 million) for the years ended December 31, 2018, 2019 and 2020. Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB336.1 million RMB59.8 million and RMB53.8million (US$8.2million) in the years ended December 31, 2018, 2019 and 2020, respectively.

Our cost of revenues increased from RMB666.2 million in the year ended December 31, 2018 to RMB 689.8 million in the year ended December 31, 2019 and then decreased to RMB235.9 million (US$36.2 million) in the year ended December 31, 2020. Our cost of revenues as a percentage of our total net revenues increased from 72.2% in the year ended December 31, 2018 to 75.1% in the year ended December 31, 2019 and then decreased to 70.3% in the year ended December 31, 2020. The slight increase from fiscal year 2018 to fiscal year 2019 in terms of percentage was mainly due to the decrease of our service unit price combined with the incremental leasing cost of 3# IDC building that was sold and leased back in 2019 and other utility and depreciation expenses for the new buildings that were ready for use and transferred from construction in progress in late 2018.The decrease from fiscal year 2019 to fiscal year2020 in terms of percentage was primarily due to the dramatically drop of domestic revenue which is compromised with customers with low profits.

Other Operating Loss

Our other operating loss was RMB23.9million (US$3.7million) for the year ended December 31, 2020, which was primarily due to the provision of late delivery penalties accrued on our agreements with BFSMC, that also constituted the majority of other operating loss for the years ended December 31, 2018 and 2019.

As a percentage of our total net revenues, our other operating loss was 5% for the year ended December 31, 2020.

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

Our sales and marketing expenses decreased from RMB36.4 million for the year ended December 31, 2018 to RMB36.1 million for the year ended December 31, 2019 and decreased to RMB22.2 million (US$3.4 million) for the year ended December 31, 2020. The primary change compared to last year was primarily because the shrinking of our business.

As a percentage of our total net revenues, our sales and marketing expenses kept stable as 3.9% from the year ended December 31, 2018 to year ended December 31, 2019, and increased to 6.6% or the year ended December 31, 2020.This was mainly because the expenditures falling disproportionately with the decrease of revenue. Going forward, we expect this ratio will remain stable or increase a little bit for the improvement of efficiency and development of the abroad market.

General and Administrative Expenses.

Our general and administrative expenses primarily consist of the following:

•	salary and benefit expenses for management and administrative staff, including share-based compensation expenses;

•	professional service expenses; and

•	rental expense.

Our general and administrative expenses increased from RMB128.3million for the year ended December 31, 2018 to RMB152.2 million for the year ended December 31, 2019, and decreased to RMB65.9 million (US$10.1 million) for the year ended December 31, 2020. The decrease from 2019 to 2020 was primarily due to optimization of the organizational structure and improvement of the efficiency.

As a percentage of our total net revenues, our general and administrative expenses increased from 13.9% for the year ended December 31, 2018 to 16.6% for the year ended December 31, 2019, and decreased to 19.7% for the year ended December 31, 2020. We expect that our general and administrative expenses in absolute amount will increase in next year due to the professional service fee for the planned disposal plan of all IDC buildings.

Provision for doubtful accounts.

Our provision for doubtful accounts increased from RMB1.1 million for the year ended December 31, 2018 to RMB8.4 million for the year ended December 31, 2019 and recovered to RMB-2.1 million (US$-0.3million) for the year ended December 31, 2020. The decrease from 2019 to 2020 was primarily because the dramatically drop of the revenue and AR in 2020, and a proportion of prepaid commission fee that excessed the actual commission fee for the disposal of Beijing Shuo Ge was probable not recoverable in 2019 and there was no such provision in 2020.

As a percentage of our total net revenues, our provision for doubtful accounts increased from 0.1% for the year ended December 31, 2018 to 0.9% for the year ended December 31, 2019 and decreased to -0.6% for the year ended December 31, 2020.

Research and Development Expenses.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses decreased from RMB68.4 million for the year ended December 31, 2018 to RMB54.1 million for the year ended December 31, 2019 and then to RMB 10.7 million (US$1.6 million) for the year ended December 31, 2020.

As a percentage of our total net revenues, our research and development expenses decreased from 7.4% for the year ended December 31, 2018 to 5.9% for the year ended December 31, 2019 and decreased to3.2% for the year ended December 31, 2020. We anticipate that our research and development expenses will decrease in the absolute dollar amount as we believe that we will better align our R&D resources to consolidate our product support platforms in response to a mature CDN market and the need to exercise cost control in all areas of operations.

Impairments of long-lived assets.

We recorded the impairment of long-lived assets of RMB, nil, nil and  _RMB13.4 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Impairment of long-term investments.

 Our impairment of long-term investments was nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Fair Value of Financial Instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses and other current assets, short-term investments, short term borrowings, accounts payables, accrued expenses, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term borrowings approximates its fair value since it bears interest rate which approximates market interest rates. Available-for-sale investments were initially recognized at cost and subsequently re-measured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. The Company, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its available-for-sale investments that are recognized in the consolidated financial statements.

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

Impairment charge was nil, nil and RMB13.4million for the year ended December 31, 2018, 2019 and 2020, respectively.

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

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ deficit. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive loss except for other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investments for the years ended December 31, 2018, 2019 and 2020 were nil nil and nil respectively.

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

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2018, 2019 and 2020 were nil, nil and nil, respectively.

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

ChinaCache Networks (Hong Kong) Limited, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 8.25% for profit below HKD 2 million, and 16.5% for excessive profit over HKD 2 million.

PRC

ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian, Xin Run, ChinaCache Shouming, RuiShen BJ and ShenRong BJ are companies incorporated in the PRC and are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries and the VIEs are subject to a CIT statutory rate of 25%.

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

In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. On October 14, 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments, or Circular 35, which became effective on January 1, 2020 and concurrently abolish Circular 60. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Circular 60. Accordingly, ChinaCache (Hong Kong) and ShenRong HongKong, our Hong Kong subsidiaries, may be able to enjoy the 5% withholding tax rate for the dividends they receive from ChinaCache Beijing, Xin Run and RuiShen BJ, our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, Circular 60 and Circular 9, if the relevant tax authorities consider the transactions or arrangements, we are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Inflation

In the last three years, inflation in China has impacted our results of operations in varying degrees. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were 1.9%,4.5% and 0.2% respectively, ,which is quoted from eastmony.com. We may be affected significantly if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	2018		2019		2020
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Net revenues	922,591	100%	918,628	100%	335,337	51,393	100.0%
Cost of revenues (1)(2)	(666,162)	-72.2%	(689,820)	-75.1%	(235,889)	(36,152)	-70.3%
Gross profit	256,429	27.8%	228,808	24.9%	(235,889)	(36,152)	-70.3%
Other operating loss	(27,352)	-3.0%	(29,176)	-3.2%	(23,943)	(3,669)	-7.1%
Operating expenses (1)							0.0%
Sales and marketing expenses (1)	(36,428)	-3.9%	(36,059)	-3.9%	(22,174)	(3,398)	-6.6%
General and administrative expenses (1)	(128,331)	-13.9%	(152,160)	-16.6%	(65,943)	(10,106)	-19.7%
Provision for doubtful accounts receivable	(1,050)	-0.1%	(8,449)	-0.9%	2,121	325	0.6%
Research and development expenses (1)	(68,412)	-7.5%	(54,059)	-5.9%	(10,729)	(1,644)	-3.2%
Impairment of long-lived assets	—	—	—	—	(13,448)	(2,061)	-4.0%
Total operating expenses	(234,221)	-25.4%	(250,727)	-27.3%	(110,173)	(16,884)	-32.9%
Operating loss	(5,144)	-0.6%	(51,095)	-5.6%	(34,668)	(5,312)	-10.3%
Gain from disposal of a subsidiary	-	-	18,285	2.0%	-	-	0.0%
Interest income	354	0.0%	181	0.0%	96	15	0.0%
Interest expense	(33,543)	-3.6%	(49,924)	-5.4%	(44,216)	(6,776)	-13.2%
Other income/(expenses)	8,331	0.9%	36,367	4.0%	(7,896)	(1,210)	-2.4%
Foreign exchange gain, net	4,200	0.5%	1,448	0.2%	13,567	2,079	4.0%
Loss before income taxes	(25,802)	-2.8%	(44,738)	-4.8%	(73,117)	(11,204)	-21.8%
Income tax expense	(11)	0.0%	(7,967)	-0.9%	(6)	(1)	0.0%
Net loss	(25,813)	-2.8%	(52,705)	-5.7%	(73,123)	(11,205)	-21.8%
Net loss attributable to the noncontrolling interest	(1,395)	-0.2%	(1,034)	-0.1%	(616)	(94)	-0.2%
Net loss attributable to ChinaCache	(24,418)	-2.6%	(51,671)	-5.6%	(72,507)	(11,111)	-21.6%

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	551	211	79	11
Sales and marketing expenses	220	83	32	5
General and administrative expenses	2,262	1,114	367	53
Research and development expenses	1,124	483	176	26
Total share-based compensation expense included in cost of revenues and operating expenses	4,157	1,891	654	95

(2)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

Year Ended December 31, 2020 Compared to Year Ended December  31, 2019

Net Revenues

Our net revenues decreased by 63% from RMB918.6 million for the year ended December 31, 2019 to RMB335.3 million (US$51.4 million) for the year ended December 31, 2020. The decrease was primarily due to due to the shrinking of our domestic business.

Cost of Revenues

Our cost of revenues decreased by 66% from RMB 689.8 million for the year ended December 31, 2019 to RMB 235.9 million (US$36.2 million) for the year ended December 31, 2020. The decrease was primarily due to (i)a decrease in bandwidth,co-cocation and storage fees of RMB 369.5 million(US$56.6 million),(ii) a decrease in payroll and other compensation costs of network operations personnel of RMB17 million(US$2.6 million), (iii)a decrease in depreciation of network equipment and amortization of intangible assets of RMB10.7 million (US$.6 million) and a decrease of in electricity and other utilities of RMB3.7 million (US$0.6 million) since Shuo Ge was sold in the first half year of 2019 but still had few month depreciation and electricity fees from 3# IDC building whereas there were no such costs in 2020, and (iv) a decrease of rental expenses of RMB17.0 million(US$2.6 million) for the termination of rental agreement with Shuo Ge. Cost of revenues included share-based compensation expenses of RMB0.08 million (US$0.01 million) for the year ended December 31, 2020, compared to RMB0.2 million for the year ended December 31, 2019.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Bandwidth, co-location and storage fees	465,804	96,314	14,760
Depreciation of network equipment and amortization of intangible assets	40,403	29,735	4,557
Payroll and other compensation costs of network operations personnel	35,007	17,993	2,758
Electricity and other utility	61,555	57,835	8,864
Rental expense	35,619	18,639	2,857
Other cost of revenues	51,432	15,373	2,356
Total cost of revenues	689,820	235,889	36,152

Other Operating Loss

Our other operating loss was RMB23.9 million (US$3.7million) for the year ended December 31, 2020 which was due to the provision of late delivery penalties accrued upon our agreement with BFSMC, as compared to our other operating loss of RMB29.2 million for the year ended December 31, 2019.

Operating Expenses

Our operating expenses decreased from RMB250.7million for the year ended December 31, 2019 to RMB110.2 million (US$16.9 million) for the year ended December 31, 2020. We expect our operating expense, as percentage of sales revenue, to increase going forward since the rapidly dropped domestic revenue and the slowly expanding revenue from the abroad market.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 38.5% from RMB36.1 million for the year ended December 31, 2019 to RMB 22.2 million (US$3.4 million) for the year ended December 31, 2020. The year-over-year decrease was primarily due to the shrinking of domestic business. Going forward, we expect a stable expenses for the increase from development of the abroad market offset by the decreasing domestic expenses.

General and Administrative Expenses. Our general and administrative expenses significantly decreased 19.7% from RMB152.2 million for the year ended December 31, 2019 to RMB 65.9 million (US$10.1 million) for the year ended December 31, 2020, primarily due to a significantly decrease of RMB13.4 million(US$2.0 million) in attorney fees, a decrease of RMB14.6 million(US$2.2 million) in the audit fees and consultancy fees. Besides, there is a decrease of RMB11.0 million (US$1.7million) in compensation expenses as staff number decreased, therefore, the related salaries, social insurance and house funding as well as employee bonus decreased accordingly.

Provision for doubtful accounts. We had a recovery of provision for doubtful accounts of RMB10.6 million(US$1.6 million) in the year ended December 31, 2020, as compared with a provision for doubtful accounts of RMB 8.4 million in the year ended December 31, 2019, The change from a provision to a recovery was primarily because a proportion of prepaid commission fee that excessed the actual commission fee for the disposal of Beijing Shuo Ge was probable not recoverable in 2019 and there was no such provision in 2020,besides with the shrink of domestic business our balance of AR has decreased and thus the provision.

Research and Development Expenses. Our research and development expenses decreased by 80.2% from RMB 54.1 million for the year ended December 31, 2019 to RMB10.7 million (US$1.6 million) for the year ended December 31, 2020. The decrease was primarily due to the layoff of staffs in R&D department, improved cost control measures and efficiency in output.

Operating Loss

As a result of the above, operating loss for the year ended December 31, 2020 was RMB34.7 million (US$5.3 million), as compared to operating loss for the year ended December 31, 2019 of RMB51.1 million.

Income Tax Expense

We had income tax expense of RMB0.01 million (US$0.001 million) for the year ended December 31, 2020, as compared to income tax expense of RMB7.97 million for the year ended December 31, 2019.

Net Loss

As a result of the foregoing we had net loss of RMB73.1 million (US$11.2 million) for the year ended December 31, 2020 as compared to a net loss of RMB52.7 million for the year ended December 31, 2019.

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

As of December 31, 2020, we had RMB20.3million (US$3.1 million) in cash and cash equivalents.

We experienced net loss of approximately RMB25.8 million, RMB52.7 million and RMB73.1million (US$11.2 million) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, the Company had net current liabilities of approximately RMB 1685.8 million (US$258.4 million), excluding net asset held for sale. These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

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

By taking into account of estimated consideration of RMB2,100.0 million (US$321.8 million) from planned disposal of the cloud infrastructure buildings and assets held for sale and other improvement measures foresaid, we believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(41,659)	108,944	82,601	12,659
Net cash used in investing activities	(160,811)	(35,678)	(52,336)	(8,021)
Net cash provided by (used in) financing activities	140,596	(78,452)	(41,467)	(6,355)
Net decrease in cash and cash equivalents	(61,874)	(5,186)	(11,202)	(1,717)
Effect of foreign exchange rate changes on cash	1,754	(259)	1,349	207
Cash, cash equivalents and restricted cash at beginning of the period	106,709	46,589	41,144	6,306
Cash, cash equivalents and restricted cash at end of the period	46,589	41,144	31,291	4,796

Operating Activities

Net  cash provided by operating activities was RMB82.6 million (US$12.7 million) for the year ended December 31, 2020. Net cash provided by operating activities for the year ended December 31, 2020 reflects a net loss of RMB73.1 million(US$ 11.2 million) adjusted by reconciling items in the total amount of RMB69.2 million(US$10.6 million),which primarily include depreciation of property and equipment of RMB38.2 million(US$5.9 million), amortization of other non-current asset of RMB 18.7 million(US$2.9 million),amortization of intangible assets and land use right of RMB0.8 million(US$0.1 million),impairment of long-lived assets of RMB13.4 million(US$2.1 million),interest expense adjustment of RMB5.7 million(US$0.9 million),non-cash lease expense of RMB4.3 million(US$0.7 million), loss from disposal of property and equipment of RMB3.5 million(US$0.5 million),share-based compensation of RMB0.6 million(US$0.1 million); deducted by recovery of doubtful accounts of RMB2.1 million(US$0.3 million), Foreign exchange gain of RMB13.6 million(US$2.1 million), amortization of deferred government grant of RMB0.3 million(US$ 0.05 million). Additional major factors that affected operating cash flows for the year ended December 31, 2020 primarily include: a decrease of RMB41.7 million(US$6.4 million) in accounts receivable due to timely collection; an increase of RMB53.3 million(US$8.2 million) in accounts payable, an increase of RMB45.3 million(US$6.9 million) in accrued expenses and other payables, an increase of RMB4.6 million(US$0.7 million) in income tax payable; deducted by an increase of prepaid expense and other current assets of RMB16.2 million(US$2.5 million),a decrease of RMB37.1 million(US$5.7 million) in operating lease liability, a decrease of RMB7 million(US$1.1 million) in accrued employee benefits.

Net cash provided by operating activities was RMB108.9 million for the year ended December 31, 2019. Net cash provided by operating activities for the year ended December 31, 2019 reflects a net loss of RMB52.7 million, adjusted by reconciling items in the total amount of RMB42.2 million, which primarily include depreciation of property and equipment of RMB28.6 million amortization of other non-current asset of RMB19.8 million, amortization of intangible assets and land use right of RMB0.8 million, noncash lease expense of RMB37.2 million, allowance for doubtful accounts of RMB8.4 million, interest expense adjustment of RMB4.0 million, share-based compensation expenses of RMB1.9 million; deducted by gain from disposal of property and equipment of RMB37.5 million, gain from the disposal of a subsidiary of RMB18.3 million, amortization of deferred government grant of RMB1.4 million and foreign exchanges gain of RMB1.4 million). Additional major factors that affected operating cash flows for the year ended December 31, 2019 include: (i) a decrease of RMB104.7 million in accounts receivable due to timely collection; (ii) a decrease of RMB31.9 million in prepaid expense and other current assets; (iii) an increase of accrued expenses and other payables of RMB27.9 million ); deducted by an decrease of RMB61.0 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers.

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

Investing Activities

Net cash used in investing activities was RMB52.3 million (US$8.0 million) for the year ended December  31, 2020. Net cash used in investing activities for the year ended December 31, 2020 resulted primarily from proceeds from  disposal of property and equipment of RMB01.5 million(US$0.2 million), offset by cash paid for cloud infrastructure construction in progress of RMB53.7 million(US$8.2 million).

Net cash used in investing activities was RMB35.7 million for the year ended December 31, 2019. Net cash used in investing activities for the year ended December 31, 2019 resulted primarily from (i) proceeds from  disposal of property and equipment of RMB38.6 million, offset by (ii) cash paid for cloud infrastructure construction in progress of RMB54.1 million, (iii) purchase of property and equipment of RMB5.7 million and (iv) repayment of consideration with interest arising from disposal of Beijing Shuo Ge of RMB 14.5 million.

Net cash used in investing activities was RMB160.8 million for the year ended December 31, 2018. Net cash used in investing activities for the year ended December 31, 2018 resulted primarily from (i) cash paid for cloud infrastructure construction in progress of RMB161.1 million.

Financing Activities

Net cash used in financing activities was RMB41.5million (US$6.4 million) for the year ended December 31, 2020. Net cash used in financing activities for the year ended December 31, 2020 resulted primarily from payments of capital lease obligations of RMB31.8 million(US$4.9 million), payment of borrowing cost of RMB9.6 million(US$1.5 million).

Net cash used in financing activities was RMB78.5 million for the year ended December 31, 2019. Net cash used in financing activities for the year ended December 31, 2019 resulted primarily from (i) repayment of bank borrowings of RMB73.9 million; and (ii) payments of finance lease obligation RMB26.0 million ; offset by the proceeds from sales and lease back of RMB20.5 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements. Beijing Blue I.T. contributed to 36.9%, 30.5 % and 69.3%of our total net revenues in the years ended December 31, 2018, 201 9and 2020, respectively. Beijing Jingtian’s contribution to our total net revenues in the years ended December 31, 2018, 2019 and 2020 was immaterial, nil, nil and nil, respectively. ChinaCache Shouming had no contribution to our total net revenues in the years ended December 31, 2018, 2019 and 2020. ShenRong BJ contributed 12.4% of our total net revenues in the years ended December 31, 2020.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries ChinaCache Beijing, Xin Run and RuiShen  BJ. The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. In the years ended December 31, 2018 2019 and 2020, the aggregate amount of service fees that ChinaCache Beijing charged Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming was RMB 53.5 million, RMB37.5 million, and RMB1.3 million (US$0.2 million), respectively, which accounted for 5.8%,4.1% and 0.4%, respectively, of our total net revenues.

Under PRC law, ChinaCache Beijing, Xin Run and RuiShen BJ and each of our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. ChinaCache Beijing, Xin Run and RuiShen BJ are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

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

After paying the withholding taxes applicable to ChinaCache Beijing, Xin Run and RuiShen BJ’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing, Xin Run and RuiShen BJ would be available for distribution to us, ChinaCache Beijing, Xin Run and RuiShen BJ’s shareholder, although we have not, and do not have such plan at present to, make such distributions. As of December 31, 2020, the amount of the net restricted assets of ChinaCache Beijing, Xin Run, RuiShen BJ and our consolidated variable interest entities, which includes the paid-in-capital and statutory reserves of ChinaCache Beijing, Xin Run,RuiShen BJ and the equity of our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate amount of RMB511.4 million (US$78.4 million ). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

Furthermore, cash transfers from ChinaCache Beijing, Xin Run and RuiShen BJ to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of ChinaCache Beijing, Xin Run, RuiShenRuiShen BJ and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues.”

Capital Expenditures

We had capital expenditures ofRMB 336.1 million, RMB59.8 million and RMB53.8 million (US$8.2 million) in the years ended December 31, 2018, 2019 and 2020, respectively, representing 36.4%, 6.5%  and 16% of our total net revenues for such years, respectively. Our capital expenditures were primarily paid for the cloud infrastructure construction in progress for our business. Our capital expenditures have been primarily funded by net cash provided by operating activities. We expect that our capital expenditures in 2021 will decrease from 2020 as we have completed the construction of the majority of cloud infrastructure and the plan to sell all the IDC buildings at a reasonable price as soon as possible.

C.	Research and Development

Our internal research and development team consisted of 20 engineers as of December 31, 2020, representing approximately 27% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. As of the date of this annual report, we have 57 PRC patents, two U.S. patents, 66 software copyright registrations in China relating to the technologies used in our business.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. We incurred RMB 68.4 million, RMB54.1 million and RMB10.7 million (US$1.6 million) of research and development expenses in the years ended December 31, 2018, 2019 and 2020, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

E.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Finance lease obligations (1)	27,027	27,027	-	-	-
Operating lease obligations (2)	6,346	2,721	3,625
Purchase commitments (3)	2,975	2,975
Total	36,348	32,723	3,625

(1)	Finance lease obligations refers to our obligations for leasing certain computer equipment and optical fibers.

(2)	Operating lease obligations refers to our future minimum lease payments for office space,

(3)	Purchase commitments refers to our commitment to purchase bandwidth and cloud infrastructure from our bandwidth and construction providers.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our current directors and executive officers

Directors and Executive Officers	Age	Position/Title
Qing Zhang	48	Chairman
Xiaoqiang Wei	37	Director, Chief Executive Officer and Acting CFO
Xuelian Chi	44	Director

Ms. Qing Zhang has professional experience in investment banking both in China and overseas financial market, solid strategic planning capability, outstanding marketing competence, broad client network and financial skills, international exposure through studying and working abroad, and currently serves as Manager Partner of Sunland Capital (Beijing) Investment Ltd. Ms. Qing Zhang holds a Certified Public Accountant (CICPA).

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

Ms. Xuelian Chi is a Global HR Executive based in Silicon Valley USA with extensive leadership experiences contributing to organizational growth. Industry background ranges from high-tech fast-growth startups to publicly traded multinational corporations, investment firm, global online gaming, and digital marketing business. She is a graduate of Harvard Kennedy School Senior Executive Fellows, a graduate of Stanford Graduate School of Business Senior Executive Program and serves as Founder/ Principle HR Consultant of Thinking4Dev, Inc.

On November 1, 2020, Mr. Bang Zhang and Mr. Dong Yu resigned as directors of the company. On November 5, 2020, Ms. Qing Zhang  and Ms. Xuelian Chi were appointed to fill the vacancies on the board.

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

For the fiscal year ended December 31, 2020, the aggregate compensation we paid to our executive officers and non-executive directors was approximately RMB2.5 million (US$0.4million). For the same period, we paid RMB0.2 million (approximately US$27,000 for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

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

As of April 31, 2021, we had granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 9,099,872 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 49,017,808 ordinary shares and 77,114,512 restricted share units under our 2011 Share Incentive Plan.

 The following table summarizes, as of December 31, 2020, the stock options granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Option Granted	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Xiaoqiang Wei	*	0.13	April 1, 2007	March 31, 2007	March 30, 2016
	*	0.26	April 1, 2009	March 31, 2009	March 30, 2027
	*	0.26	April 1, 2010	March 31, 20010	March 30, 2028
	*	0.24	April 1, 2010	June 20, 2010	June 19, 2020
	*	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	*	0.0725	January 1, 2018	December 13, 2017	December 12, 2017
	*	0.06625	January 1, 2018	April 9, 2018	April 8, 2028
Xuelian Chi.	—	—	—	—	—
Zhang Qing	—	—	—	—	—

	—	—	—	—	—
Directors and officers as a group	892,848	0.01 to 0.5294	—	—	—
Other individuals as a group(1)	97,424,832	0.01 to 0.5294	—	—	—

The following table summarizes, as of the December 31, 2020, the restricted share units granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Restricted Share Units Granted	Vesting Commencement Date	Date of Grant
Xiaoqiang Wei	*	January 1, 2015	December 11, 2015
Xuelian Chi	—	—	—
Zhang Qing	—	—	—
Directors and officers as a group	160,000	—	—
Other individuals as a group	76,954,512	—	—

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

Audit Committee. Our audit committee consists of Ms. Qing Zhang, and Ms. Xuelian Chi. Ms. Qing Zhang is the chairman of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

 Remuneration Committee. Ms. Xuelian Chi is the chairman of our remuneration committee. The remuneration committee assists  the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The remuneration committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Ms. Xuelian Chi is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 418, 316 and 74 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our employees by function as of December 31, 2020:

Functional Area	Number of Employees	% of Total
Sales and marketing	13	17.6%
Research and development	20	27%
Management and administration	41	55.4%
Total	74	100.0%

Of our total employees as of December 31, 2020, 59 were located in the cities throughout China and 15 were located outside China. We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. In February 2016, approximately 30 of our employees-initiated arbitration for labor dispute against Xin Run, Beijing Shouming, Beijing Zhao Du and Xin Run’s Tianjin Branch with Shunyi Labor Dispute Arbitration Committee and Chaoyang Labor Dispute Arbitration Committee. They withdrew the arbitration request in June 2016 and later re-initiated the arbitration proceeding in May 2017. The arbitrators ruled that our subsidiaries should pay compensation in the amount of approximately RMB0.6 million to those employees. The arbitration award was supported by the judgement of trial court.  We have appealed the judgement to the appellate court in October 2017 and the appellate court dismissed the appeal and sustained the original judgement in October and November 2017. To our knowledge, from January 1, 2020 to April 20, 2021, approximately 50 of our employees-initiated arbitration for labor dispute against us with Shunyi Labor Dispute Arbitration Committee, Haidian Labor Dispute Arbitration Committee, etc.  We believe that these are isolated cases and that our employee relations are good.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2020, by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of December 31, 2020 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 436,816,529  ordinary shares outstanding as of December 31, 2020 for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following December 31, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xuelian Chi	*	*
Zhang Qing
Xiaoqiang Wei	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Song Wang (1)	94,400,733	21.65%
Jean Xiaohong Kou (2)	94,400,733	21.65%
Consolidated Capital Holdings Ltd. (1)(2)(3)	56,543,248	12.96%

*	Less than 1%.

(1)	Consists of (i) 56,487,472 ordinary shares and 3,486 ADSs representing 55,776 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 25,624,096 ordinary shares that Mr. Song Wang has the right to acquire upon exercise or vesting of equity incentive awards within 60 days after December 31, 2020, and (iv) 11,960,096 ordinary shares that Mr. Wang’s wife, Ms. Jean Xiaohong Kou has the right to acquire upon exercise or vesting of equities incentive awards within 60 days after December 31, 2020. Song Wang and Jean Xiaohong Kou possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is No.10 Mujian street, Tuanhe Road, Daxing District, Beijing (102000)

(2)	See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou are husband and wife, and may be deemed to share beneficial ownership of the shares and ADSs held by each other. The business address for Ms. Kou is No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone, Shunyi District, Beijing, China

(3)	The business address for Consolidated Capital Holdings Ltd. is c/o Jean Xiaohong Kou, No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone, Shunyi District, Beijing, China

To our knowledge, as of December 31, 2020, 386,583,680 of our ordinary shares, or approximately 88.5% of our total outstanding ordinary shares, was held by one of our record holders. The number of beneficial owners of our ADSs in the U.S. is likely to be much larger than the number of record holders of our ordinary shares in the U.S. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

We and certain of our current and former officers and directors have been named as defendants in a shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “Central California District Court”): William Likas v. ChinaCache International Holdings Ltd. et al, Civil Action No. 2:2019-cv-06942 (C.D. Cal.) (filed on August 9, 2019). The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to the our ADSs from April 10, 2015 to May 17, 2019—alleges that certain of the our public statements and filings contained materially false and misleading statements or omissions in violation of U.S. securities laws. On October 2, 2019, the Central California District Court appointed a group of two purported shareholders of us as the Lead Plaintiff of the class. On December 15, 2020, the parties reached an agreement to a stipulation and agreement of settlement to settle this purported class action. On April 26, 2021, the court granted preliminary approval of the settlement and scheduled a settlement hearing on August 27, 2021.

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

In August 2017, our PRC subsidiary, Xin Run, initiated a lawsuit against a subsidiary of BFSMC in Beijing, arising out of the sales of data center buildings. We sought the payment of purchase price in the amount of RMB105.6 million and the relating interest. In September 2017, such BFSMC’ subsidiary filed the statement of defense and made a counterclaim, claiming, among others, the late delivery penalties and relating losses in the total amount of approximately RMB50.5 million. Thereafter we filed a motion to dismiss the counterclaim of such BFSMC’ subsidiary arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was dismissed and as a result. In addition, Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. The court rendered a judgment on the case on December 31, 2019, which ruled that: (i) certain agreements in relation to such sales of data center buildings (including the cooperation agreement dated as of December 30, 2014, the supplementary agreement dated as of February 26, 2015, the official correspondence dated as of May 5, 2016 and the escrow agreement dated as of July 20, 2017) should be null and void; (ii) Xin Run should repay such BFSMC’ subsidiary in an amount of RMB672 million, which is the consideration paid by such BFSMC’ subsidiary to Xin Run; (iii) such BFSMC’ subsidiary should transfer 100% of the equity securities of Zhao Du to Xin Run, and should repay Xin Run the amount of approximately RMB82.7 million, which is the rent paid by Xin Run to such BFSMC’ subsidiary; (iv) confirmed that such BFSMC’ subsidiary has legal title to the funds with an amount of RMB105.6 million deposited in the escrow account. Both Xin Run and such BFSMC’ subsidiary had appealed the judgment to a higher court, and as of the date hereof, this lawsuit is still ongoing.

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

In April 2019, a trading company filed a lawsuit against our PRC subsidiary, Xin Run, in the Beijing No.4 Intermediate People’s Court, requesting Xin Run to pay purchase price and relevant liquidated damage in a total amount of approximately RMB37.2 million. In June 2019, Xin Run and such trading company reached an agreement for settlement of the case, under which Xin Run agrees to pay such trading company purchase price of RMB20.2 million and the relating interest of RMB6.0million. However, Xin Run has not fully performed its payment obligations under such agreement. The Company has accrued the amount as other payables, however, Xin Run only settled RMB2.0 million subsequently. The trading company has applied to the competent court for compulsory execution of the agreement for settlement of this case.

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

In August 2019, a building materials technology company initiated a lawsuit against Xin Run in the Beijing Shunyi District People’s Court to request payment of approximately RMB35.6 million that should be paid by Xin Run to a third party, as such third party was obligated to pay the same amount to the building materials technology company, and the relating cost of the lawsuit. We filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and as a result, as of the date hereof, the casewas withdrawn by the building materials technology company.

In June 2019, a computer company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and relevant interest in a total amount of approximately RMB74.6 million. As of the date hereof, this lawsuit is still ongoing. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued most of the amount as other payables.

In June 2019, such computer company filed another lawsuit against Xin Run in the Beijing Haidian District People’s Court, requesting Xin Run to pay overdue equipment purchase payment and relevant interest in a total amount of approximately RMB40.8 million. We filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and as a result, this lawsuit is still ongoing. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued most of the amount as other payables.

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

In October 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB20.5 million. We filed a motion to dismiss for lack of jurisdiction. However, we were notified by the court that our motion was rejected and certain real property of Xin Run was sealed up by the court. We have appealed the aforesaid judgment to Beijing No. 3 Intermediate People’s Court, but unfortunately, our motion was still rejected in January, 2020. The court rendered a judgment on the case in July, 2020, which ruled that Xin Run was required to pay relevant construction fees in a total amount of approximately RMB9.2 million, and also the relevant liquidated damage and costs of legal proceedings.

In December 2019, we were notified that such technology company filed another lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue equipment purchase payment in a total amount of approximately RMB31.3 million, relevant interest and costs of legal proceedings. The court ruled that Xin Run should pay overdue equipment purchase payment in a total amount of approximately RMB31.3 million and the relevant liquidated damages thereon. We had appealed the judgment to a higher court in January, 2020. However, our motion was rejected in April, 2020. In June, 2020, the technology company has applied to the competent court for a compulsory execution of this case.

In November 2019, a commercial bank filed a lawsuit with respect to financial loan agreement dispute against Xin Run, Mr. Song Wang and Ms. Jean Xiaohong Kou in the Fushun Intermediate People’s Court of Liaoning Province., requesting Xin Run to pay principal amount of loans of approximately RMB170 million, damages for breach of contract and relevant interests in an amount of approximately RMB6.6 million and costs of legal proceedings. The court rendered a judgment on the case in December, 2020, which ruled that Xin Run should pay principal amount of loans of approximately RMB170 million, damages for breach of contract and relevant interests in an amount of approximately RMB6.6 million and costs of legal proceedings. The commercial bank has applied to the competent court for a compulsory execution of this case.

In November 2019, a commercial bank filed a lawsuit with respect to financial loan agreement dispute against Xin Run, Mr. Song Wang and Ms. Jean Xiaohong Kou in the Shenyang Intermediate People’s Court of Liaoning Province, requiring: (i) all loans under certain loan agreement become due on October 30, 2019; (ii) Xin Run to pay principal amount of loans of approximately RMB160 million, damages for breach of contract and relevant interests in an amount of approximately RMB0.5 million and costs of legal proceedings; and (iii) the plaintiff shall be entitled to be paid in priority regarding certain real property of Xin Run. In November 2020, Xin Run and the commercial bank reached an agreement for settlement of the case, under which Xin Run agrees to pay principal amount of loans of approximately RMB150 million, damages for breach of contract and relevant interests in an amount of approximately RMB2.6 million. However, Xin Run has not fully performed its payment obligations under such agreement. The commercial bank has applied to the competent court for a compulsory execution of the agreement for settlement of this case.

In December 2019, a technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue fees of approximately RMB38.0 million, relevant interest and costs of legal proceedings. We filed a motion to dismiss for lack of jurisdiction in January, 2020, which was granted by the court. As of the date hereof, the case has been withdrawn by the technology company.

In December 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB72.7 million, relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still ongoing.

In January 2020, a technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue fees of approximately RMB9.5 million, relevant interest and costs of legal proceedings. The court rendered a judgment on the case in July, 2020, which ruled that Xin Run should pay overdue fees of approximately RMB9.5 million, relevant interest and costs of legal proceedings. Such technology company has applied to the competent court for a compulsory execution of this case.

In January 2020, a technology company filed a lawsuit against Beijing Blue I.T. in the Beijing Chaoyang District People’s Court, requesting Beijing Blue I.T. to pay overdue fees of approximately RMB38.6 million, relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still ongoing.

In March 2020, a technology company filed a lawsuit against Beijing Blue I.T. in the Hangzhou Internet Court, requesting Beijing Blue I.T. to pay overdue fees of approximately RMB15.4 million, relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still ongoing.

In August 2020, Xin Run filed a lawsuit against three PRC citizens in the Beijing Tongzhou District People’s Court, requesting such PRC citizens to return the service fees of approximately RMB77.2 million, and to pay relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still ongoing.

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

Other Litigation Issues

In May 2019, the Group received a notice from a government prosecutors’ office in Beijing that the Group was currently under investigation for allegations of enterprise bribery. The Group has engaged a criminal defense counsel to prepare for the relevant legal proceedings. By that date, Mr. Song Wang had been arrested and was also currently under investigation for the allegations of enterprise bribery against the Group. Mr. Song Wang tendered his resignation as the Company’s Chief Executive Officer to the Board on May 17, 2019. In July 2020, High People’s Court of Beijing rendered a judgment on the case, which ruled that Xin Run is condemned the crime of enterprise bribery and was ordered to pay a penalty in an amount of RMB4 million.

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

Our ADSs, each representing 16 of our ordinary shares, were formerly listed on the Nasdaq Global Select Market. On September 4, 2019, the Nasdaq Hearings Panel determined to delist the Company’s securities from The Nasdaq Stock Market. Suspension of trading in the shares was effective at the open of business on September 6, 2019. Our ADSs currently trade under the symbol “CCIH” in The Over Counter – Pink Sheets. The following table provides the high and low trading prices for our ADSs since the date of our initial public offering  and up until May 10, 2019 (the “Last Reported Closing Price”) prior our ADSs being delisted from Nasdaq Stock Market

The Last Reported Closing Price for our ADSs on May 10, 2019 was US$1.21 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2015	15.69	4.69
Fiscal Year 2016	10.48	2.33
Fiscal Year 2017	3.05	0.72
Fiscal Year 2018	4.75	1.00
Fiscal Year 2019	1.29	0.88
Fiscal Year 2020	0.29	0.01
Quarterly Highs and Lows
First Fiscal Quarter of 2019	1.36	1.03
Second Fiscal Quarter of 2019	1.41	1.02
Third Fiscal Quarter of 2019	1.43	1.06
Fourth Fiscal Quarter of 2019	1.64	1.02
First Fiscal Quarter of 2020	0.10	0.03
Second Fiscal Quarter of 2020	0.07	0.02
Third Fiscal Quarter of 2020	0.29	0.01
Fourth Fiscal Quarter of 2020	0.18	0.04
Monthly Highs and Lows
January 2020	0.09	0.05
February 2020	0.09	0.05
March 2020	0.10	0.03
April 2020	0.07	0.02
May 2020	0.05	0.02
June 2020	0.04	0.02
July 2020	0.03	0.01
August 2020	0.03	0.01
September 2020	0.29	0.01
October 2020	0.12	0.04
November 2020	0.18	0.05
December 2020	0.18	0.06

On January 6, 2021, Citibank, N.A., notified the Company of its decision to resign as depositary for the ADR program and the Company has not appointed a successor depositary as at the date of this Form 20-F.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Act (as amended) of the Cayman Islands, which is referred to below as the Companies Act.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act.

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

Redemption of Shares. Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

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

People’s Republic of China Taxation

Under the PRC enterprise income tax law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the SAT on April 22, 2009, or the 2009 Circular, clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC resident enterprise shareholders and 20% for shareholders who are non-PRC resident individuals. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the 2009 Circular specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although the 2009 Circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the 2009 Circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. We are incorporated in the Cayman Islands. We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC resident enterprise shareholders and a 20% withholding tax for our non-PRC resident individual shareholders, including the holders of ourADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under China’s Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC resident shareholders.”

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

Assuming that we are the owner of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China. Based on the market price of our securities, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and 2019 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

The determination of whether we are a PFIC is a fact-intensive determination made annually. Accordingly, no assurance can be given that we are not, or will not, become classified as a PFIC for the current or any future taxable year due to changes in our asset or income composition. Because the total value of our assets for purposes of the asset test generally will be calculated with reference to the market value of our equity, a decrease in the price of our securities may also result in our becoming a PFIC. In addition, because of uncertainties in the application of the relevant rules (as described above), it is possible that the U.S. Internal Revenue Service, or IRS, may successfully challenge our classification of certain income items and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or any other taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will become subject to special tax rules discussed below. You are urged to consult with your tax advisor regarding the consequences of potentially holding an interest in a PFIC, and the ramifications of making a “deemed sale” election, as discussed further below.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received with respect to our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Till January 6, 2021, we had furnished Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Since January 6, 2021, we have no any depositary bank.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our consolidated financial statements are expressed in RMB, which is our reporting currency. ChinaCache Holdings, ChinaCache Beijing, Beijing Blue I.T. and Beijing Jingtian determine their functional currency to be the RMB, while ChinaCache U.S. ChinaCache Network (Hong Kong) Limited, ChinaCache Ireland and ChinaCache UK determine their functional currency to be the U.S. dollar, Hong Kong dollar, Euro and G.B. pound. However, substantially all of our businesses are transacted in RMB. We earn substantially all of our revenues and incur most of our expenses in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs or ordinary shares will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is denominated in RMB, while the ADSs or ordinary shares are traded in U.S. dollars.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and interest expenses attributable to short term and long-term loans. As of December 31, 2019 and 2020, RMB 28,561,000 and RMB 17,369,000 (US$ 2,662,000), respectively, were deposited with major financial institutions located in the PRC, RMB2,525,000 and RMB 1,297,000 (US$ 199,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB3,649,000 and RMB 4,694,000 (US$ 719,000 ), respectively, were deposited with major financial institutions located in the UK and RMB6,409,000 and RMB7,931,000(US$1,215,000 ), respectively were held in major financial institutions in the United States of America. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Since January 6, 2021, we have no depositary bank.

Fees and Charges

Holders of our ADSs will be required to pay certain service fees and some other expenses incurred by certain taxes.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. I

The fees and charges holders of our ADSs may be required to pay may vary over time and may be changed by us. Holders of our ADSs will receive prior notice of such changes.

In 2018, , 2019 and 2020,we received approximately US$347,745, US$3,154.9, US$2000 .net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

Since January 6, 2021, we have no any depositary bank. And all the outstanding ADSs are deposited with the custodian, There will not be lots of cost associated with maintaining the ADR outstanding by third party vendors. Individual ADSs holders will be charged a 5c per ADR cancellation fees.

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

We received net proceeds of approximately US$74.9 million from our initial public offering. For the period from September 30, 2010, the date that the F-1 Registration Statement was declared effective by the SEC, As of December 31, 2020, we used net proceeds from our initial public offering as follows:

•	approximately US$28.5 million to expand our research and development efforts and build our cloud infrastructure;

•	approximately US$28.3million capital expenditure for network and other equipment; and

•	approximately US$18.1 million for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2109 were not effective due to the material weakness disclosed below in “Management’s Annual Report on Internal Control over Financial Reporting. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). We noted the following deficiencies that we believe to be material weaknesses: i) The Company did not have enough staff resources in the internal audit department, and internal audit evaluation work was not performed effectively from 2018 to 2020; ii) The Company had inadequate risk assessment procedures to continuously assess the legal and compliance risks associated with its business and the related financial impact.

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

Our board of directors has determined that Qing Zhang is the chairman of audit committee.

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

On December 7, 2018, the Company engaged Grant Thornton China (“GT”), the China member firm of Grant Thornton International Ltd., to be the Company’s independent registered public accounting firm, as Ernst & Young Hua Ming LLP (“EYHM”) formally resigned. On April 8, 2019, the Company engaged Michael T. Struder CPA P.C. (“MS”) to be the Company’s independent registered accounting firm, as GT formally resigned. The changes of the Company’s independent registered public accounting firm from EYHM to GT to MTS were approved by the Company’s Audit Committee. The decisions were not made due to any disagreements with EYHM or GT. As MS failed to start their on-site work timely, The Company believed that Studer’s delay of its audit work was unacceptable. As a result, the Company’s Audit Committee terminated Studer on May 30, 2019.  On July 12, 2019, the Company engaged Marcum Bernstein Pinchuk LLP (“Marcum BP”) as the Company’s independent registered public accounting firm. With the shrinking of the Company business, the Company make every efforts to decrease costs. On April 14, 2021, the  Company engaged Shanghai Perfect C.P.A. Partnership (“Perfect CPA”) as the company’s independent registered public accounting firm and terminated Marcum BP on the same day.The decision was approved by the Company’s Audit Committee.

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered byour independent registered public accounting firm for the years ended December 31, 2019 and 2020. We did not pay any other fees to our auditors during the periods indicated below.

	2019	2020
	US$	US$

	(in thousands)
Audit fees (1)	500	115
Tax fees (2)		—
Other fees (3)	—	—

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our auditors.

(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(3)	“Other fees” represent the aggregate fees billed by our principal auditors for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

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

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the fiscal year ended December 31, 2020.

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

During the fiscal years ended December 31, 2016 and 2017 and the subsequent interim period through December 7, 2018, there were no (i) disagreements between us and EYHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of EYHM would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

During each of the fiscal years ended December 31, 2016 and 2017, and the subsequent period prior to our dismissal of MS, neither we nor anyone on our behalf consulted MarcumBP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with MS or a reportable event.

During each of the fiscal years ended December 31, 2016 and 2017 and the subsequent period prior to our dismissal of MS, we have not obtained any written report or oral advice that MarcumBP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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

During each of the fiscal years ended December 31, 2018 and 2019 and the subsequent period prior to our dismissal of MarcumBP, there were no (i) disagreements between us and MarcumBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to MarcumBP’s satisfaction, would have caused MarcumBP to make reference to the subject matter of the disagreement in connection with their reports on the financial statements for such years，or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F except that MarcumBP advised us of two material weaknesses in our internal control over financial reporting related to i) the Company did not have enough staff resources in the internal audit department, and internal audit evaluation work was not performed effectively from 2017 to 2019; (ii) the Company had inadequate risk assessment procedures to continuously assess the legal and compliance risks associated with its business and the related financial impact.

During each of the fiscal years ended December 31, 2018 and 2019 and the subsequent period prior to our dismissal of MarcumBP, neither we nor anyone on behalf of us has consulted with Perfect CPA regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and we have not obtained any written report or oral advice that Perfect CPA concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue . (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

The reports of MarcumBP on the Company’s financial statements for the years ended December 31, 2018 and 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than the explanatory paragraph as to the Company’s ability to continue as a going concern.

We provided MarcumBP with a copy of the disclosures under this Item 16F and requested from MarcumBP a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. We have received the requested letter from MarcumBP, a copy of which is included as Exhibit 15.4 attached herein.

(d) On April 14, 2021, the Company engaged Shanghai Perfect C.P.A. Partnership (“Perfect CPA”) as the company’s independent registered public accounting firm, as MarcumBP is dismissed.

The decision to appoint Perfect CPA was approved by the Company’s Audit Committee. MarcumBP did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2019.

Item 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law and our memorandum and articles of association.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ChinaCache International Holdings Limited are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-169288))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
2.3	Deposit Agreement dated September 30, 2010, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-172962))

3.1	Certificate of Designation for the Company’s Series A Junior Participating Preferred Shares, dated May 9, 2018 (incorporated herein by reference to Exhibit 3.1 to the Form 6-K filed on May 10, 2018 (File No. 001-34873))

4.1	Third Amended and Restated Investors’ Rights Agreement dated August 13, 2010, among the Registrant, Series A, B and C investors, and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.2	2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.3	2008 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.4	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.5	2011 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.6	Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.7	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.8	English translation of Loan Agreement dated September 23, 2005, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.9	English translation of Supplementary Agreement to Loan Agreement dated May 10, 2010, between the Registrant and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.10	Loan Agreements dated January 20, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)

4.11	English translation of Share Pledge Agreements dated September 23, 2005 among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.12	English translation of Powers of Attorney dated September 23, 2005 by the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333169288))

4.13	English translation of Exclusive Business Cooperation Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.14	English translation of Exclusive Technical Consultation and Training Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.15	English translation of Exclusive Technical Support and Service Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.16	English translation of Equipment Leasing Agreement dated September 23, 2005, between ChinaCache Beijing and Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.17	English translation of Exclusive Option Agreements dated September 23, 2005, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.18	English translation of Supplementary Agreements to Exclusive Option Agreement dated May 10, 2010, among the Registrant, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.19	Exclusive Option Agreements dated January 20, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 27, 2016)

4.20	English translation of Loan Agreements dated July 31, 2008, between ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.21	English translation of Supplementary Agreements to Loan Agreements dated May 10, 2010, among the Registrant, ChinaCache Beijing and the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.22	English translation of Supplementary Agreements to Loan Agreements dated December 3, 2012, between ChinaCache Beijing and the two shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.23	English translation of Loan Assignment Agreement dated July 1, 2013, between Xinxin Zheng and Lei Wang (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.24	English translation of the Share Pledge Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.25	English translation of the Share Pledge Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.26	English translation of the Powers of Attorney dated July 31, 2008 by the shareholders of Beijing Jingtian (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.27	English translation of the Power of Attorney dated July 1, 2013 by Lei Wang (incorporated by reference to Exhibit 4.30 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.28	English translation of the Exclusive Option Agreements dated December 3, 2012, among ChinaCache Beijing, Beijing Jingtian and the shareholders of Beijing Jingtian (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.29	English translation of the Exclusive Option Agreement dated July 1, 2013, among ChinaCache Beijing, Beijing Jingtian and Lei Wang (incorporated by reference to Exhibit 4.32 to the Registrant’s annual report on Form 20-F (File No. 00134873), filed with the SEC on April 7, 2014)

4.30	English translation of the Exclusive Business Cooperation Agreement dated July 31, 2008, between ChinaCache Beijing and Beijing Jingtian (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-169288))

4.31	English translation of Optical Fiber Line Lease and Services Agreement dated April 10, 2008, between Beijing Blue I.T. and Tong Zhen Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-169288))

Exhibit Number	Description of Document
4.32	Written Confirmation Concerning Extension of Term of Certain Agreements, dated September 20, 2010 (incorporated by reference to Exhibit 4.37 to the Registrant’s annual report on Form 20-F, as amended (File No. 001-34873), initially filed with the SEC on April 26, 2013)

4.33	Securities Purchase Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.34	Registration Rights Agreement, dated February 28, 2014, by and among the Registrant and the purchasers of the Registrant’s ordinary shares (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.35	Form of Share Repurchase Agreements, dated February 28, 2014, by and among the Registrant and the investors as listed at the end of the form and material terms of each Share Repurchase Agreement (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 7, 2014)

4.36	English summary of Cooperation Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Federation of Supply and Marketing Cooperatives (incorporated by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.37	English summary of Lease Agreement, dated December 30, 2014, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Beijing Blue I.T. Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.38	English summary of Framework Agreement for the Transfer of the Equipment Building and Memorandum dated April 10, 2014, and Payment Agreement No. 1 and Payment Agreement No. 2, dated April 11, 2014 and January 26, 2015, respectively, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd. (incorporated by reference to Exhibit 4.36 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 10, 2015)

4.39	Loan Agreements dated December 19, 2016, between the Registrant and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.39 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.40	Exclusive Option Agreements dated December 19, 2016, among the Registrant, Beijing Blue I.T. and each shareholder of Beijing Blue I.T. (incorporated by reference to Exhibit 4.40 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.41	Supplemental Agreements to the Share Pledge Agreements dated December 19, 2016, among ChinaCache Beijing, Beijing Blue I.T. and the shareholders of Beijing Blue I.T. (incorporated by reference to Exhibit 4.41 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.42	English translation of Share Transfer Agreement dated March 5, 2017, among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited and Xin Run. (incorporated by reference to Exhibit 4.42 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.43	Powers of Attorney dated December 19, 2016, by the shareholders of Beijing Blue I.T. (incorporated by reference to Exhibit 4.43 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.44	English translation of the Comprehensive Facility Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.44 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.45	English translation of the Fixed Asset Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.45 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

Exhibit Number	Description of Document
4.46	English translation of the Contract for Mortgage of Maximum Amount dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.46 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.47	English translation of the Working Capital Loan Contract dated October 30, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.47 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.48	English translation of the Contract for Guarantee of Maximum Amount in favor of ChinaCache Xin Run Technology (Beijing) Co., Ltd. dated October 30, 2017, by and between Song Wang and Bank of Fushun Limited, Shenyang Branch (incorporated by reference to Exhibit 4.48 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

4.49	English translation of the Termination Agreement, dated March 23, 2018, by and among Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd., Tianjin Shuishan, Tianjin Dingsheng, ChinaCache Networks (Hong Kong) Limited, Song Wang, Jean Xiaohong Kou and Xin Run (incorporated by reference to Exhibit 4.49 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.50	English summary of Framework Agreement for the Transfer of 100% Equity Interest in Beijing Shuoge Technology Co., Ltd., dated December 29, 2017, between ChinaCache Xin Run Technology (Beijing) Co., Ltd and Renminwang Co., Ltd. (incorporated by reference to Exhibit 4.50 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.51	English translation of the Loan Contract dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.51 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.52	English translation of the Pledge Agreement dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.52 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.53	English translation of the Guarantee Agreement dated December 21, 2017, by and among Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch, Song Wang and Jean Xiaohong Kou (incorporated by reference to Exhibit 4.53 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.54	English translation of the Property Supervision Agreement dated December 21, 2017, by and between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and Shenyang Rural & Commercial Bank Co., Ltd., Shenhe Branch (incorporated by reference to Exhibit 4.54 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

4.55	Rights Agreement, dated as of May 9, 2018, between ChinaCache International Holdings Ltd. and American Stock Transfer & Trust Company, LLC, which includes the form of Rights Certificate as Exhibit A, the form of Summary of Rights as Exhibit B and the form of Certificate of Designation as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed on May 10, 2018 (File No. 001-34873))

4.56	English translation of the Agreement on Transfer of 100% Equity Interests in Beijing Shuoge Technology Co., Ltd., dated April 3, 2019, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and People.cn Co., Ltd. (incorporated herein by reference to Exhibit 4.56 to the Form 20-F filed on November 29, 2019 (File No. 001-34873))

4.57	English translation of the Debt Acknowledgement and Repayment Schedule Agreement, dated April 3, 2019, between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and People.cn Co., Ltd. (incorporated herein by reference to Exhibit 4.57 to the Form 20-F filed on November 29, 2019 (File No. 001-34873))

4.58	English translation of the Mortgage Contract, dated April 3, 2019, among ChinaCache Xin Run Technology (Beijing) Co., Ltd., People.cn Co., Ltd., and Beijing Blue I.T. Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.58 to the Form 20-F filed on November 29, 2019 (File No. 001-34873))

Exhibit Number	Description of Document
8.1	List of Subsidiaries and Consolidated Affiliated Entities (incorporated by reference to Exhibit 8.1 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on November 14, 2017)

11.1	Amended and Restated Code of Business Conduct and Ethics, adopted on November 4, 2016 (incorporated by reference to Exhibit 11.1 to the Registrant’s annual report on Form 20-F (File No. 001-34873), filed with the SEC on April 30, 2018.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Conyers Dill & Pearman

15.2	Consent of Han Kun Law Offices

15.3	Consent of Marcum Bernstein & Pinchuk LLP

15.4	Letter dated as of May 17, 2021 from Marcum Bernstein & Pinchuk LLP

15.5	Letter dated as of May 17, 2021 from Shanghai Perfect C.P.A. Partnership

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ChinaCache International Holdings Ltd.

	By:	/s/ Xiaoqiang Wei
Name: Xiaoqiang Wei
Title: Chief Executive Officer

Date: May 17, 2021

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended DECEMBER 31, 2018, 2019 AND 2020

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ChinaCache International Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ deficit for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of the guidance in Accounting Standards Codification (“ASC”) Topic 842, Leases (“Topic 842”)

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor between 2019 and 2021.

Beijing, China

March 31, 2020

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ChinaCache International Holdings Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2020, the related consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ deficit for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Shanghai Perfect C.P.A. Partnership Shanghai Perfect C.P.A. Partnership

We have served as the Company’s auditor since 2021.

Shanghai, China

May 17, 2021

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		25,930	20,284	3,109
Restricted Cash		15,214	11,007	1,687
Accounts receivable, net	4	105,608	66,159	10,139
Prepaid expenses and other current assets, net	5	117,912	125,344	19,210
Amounts due from a related party	21	65	-	-
Amounts due from subsidiaries held for sale	9	447	447	69
Assets held for sale	9	342,267	342,570	52,501

Total current assets		607,443	565,811	86,715

Non-current assets:
Property and equipment, net	6	396,620	362,340	55,531
Intangible assets, net		79	-	-
Land use right, net	7	31,466	30,761	4,714
Cloud infrastructure construction in progress	10	292,639	289,788	44,412
Long term investments	11	30,126	30,148	4,620
Operating lease right-of-use asset	8	131,408	5,869	899
Long term deposits and other non-current assets		46,399	27,696	4,245

Total non-current assets		928,737	746,602	114,421

TOTAL ASSETS		1,536,180	1,312,413	201,136

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICIT:
Current liabilities:
Accounts payable		278,312	331,658	50,829
Accrued employee benefits		37,885	30,883	4,733
Accrued expenses and other current liabilities	13	69,393	94,995	14,559
Other payables	14	1,041,553	1,006,830	154,303
Income tax payable	20	92,491	97,054	14,875
Amounts due to related parties	21	27	26	4
Current portion of long-term borrowings	12	320,000	319,941	49,033
Current portion of finance lease obligations	17	26,057	25,241	3,868
Deferred government grant	16	302	-	-
Current portion of operating lease liability	8	41,882	2,427	372
Liabilities held for sale	9	5,131	7,261	1,113
Total current liabilities		1,913,033	1,916,316	293,689

ChinaCache International Holdings Ltd.

Consolidated Balance Sheets (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICT: (CONTINUED)
Non-current liabilities:
Non-current portion of finance lease obligations	17	25,241	-	-
Non-current portion of operating lease liability	8	122,360	3,470	532
Deferred government grant	16	14,350	14,350	2,199
Other non-current liability	15	50,973	52,775	8,088

Total non-current liabilities		212,924	70,595	10,819

Total liabilities		2,125,957	1,986,911	304,508

Commitments and contingencies	25

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 436,656,529 and 436,816,529 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		338	338	44
Additional paid-in capital		1,581,064	1,581,684	242,404
Treasury stock		(15,332)	(15,332)	(2,350)
Statutory reserves		1,326	1,326	203
Accumulated deficit		(2,152,240)	(2,224,747)	(340,957)
Accumulated other comprehensive loss		(184)	(12,402)	(1,894)

Total ChinaCache International Holdings Ltd. shareholders’ deficit		(585,028)	(669,133)	(102,550)
Noncontrolling interest		(4,749)	(5,365)	(822)

Total shareholder’s deficit		(589,777)	(674,498)	(103,372)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		1,536,180	1,312,413	201,136

The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of operations and COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$
Net revenues		922,591	918,628	335,337	51,393

Cost of revenues		(666,162)	(689,820)	(235,889)	(36,152)

Gross profit		256,429	228,808	99,448	15,241

Other operating loss, net		(27,352)	(29,176)	(23,943)	(3,669)
Sales and marketing expenses		(36,428)	(36,059)	(22,174)	(3,398)
General and administrative expenses		(128,331)	(152,160)	(65,943)	(10,106)
(Provision for)/ recovery of doubtful accounts		(1,050)	(8,449)	2,121	325
Research and development expenses		(68,412)	(54,059)	(10,729)	(1,644)
Impairment of long-lived assets		-	-	(13,448)	(2,061)

Operating loss		(5,144)	(51,095)	(34,668)	(5,312)

Interest income		354	181	96	15
Interest expense		(33,543)	(49,924)	(44,216)	(6,776)
Other income /(expenses), net		8,331	36,367	(7,896)	(1,210)
Gain on disposal of subsidiaries	9	-	18,285	-	-
Foreign exchange gain		4,200	1,448	13,567	2,079

Loss before income taxes		(25,802)	(44,738)	(73,117)	(11,204)

Income tax expense	20	(11)	(7,967)	(6)	(1)

Net loss		(25,813)	(52,705)	(73,123)	(11,205)

Less: net loss attributable to noncontrolling interest		(1,395)	(1,034)	(616)	(94)

Net loss attributable to the Company’s shareholders		(24,418)	(51,671)	(72,507)	(11,111)
Loss per share
Basic and Diluted	23	(0.06)	(0.12)	(0.17)	(0.03)
Shares used in loss per share computations:
Basic and Diluted	23	426,809,567	436,649,822	436,763,196	436,763,196
Foreign currency translation adjustment		(1,037)	(1,706)	(12,218)	(1,872)
Unrealized holding loss on available-for-sale investments		-	-	-	-
Amounts reclassified from accumulated other comprehensive income		-	-	-	-
Total other comprehensive loss net of tax		(1,037)	(1,706)	(12,218)	(1,872)
Comprehensive loss		(26,850)	(54,411)	(85,341)	(13,077)
Less: comprehensive loss attributable to noncontrolling interest		(1,395)	(1,034)	(616)	(94)
Comprehensive loss attributable to the Company’s shareholders		(25,455)	(53,377)	(84,725)	(12,983)

 The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(25,813)	(52,705)	(73,123)	(11,205)
Depreciation of property and equipment	12,017	28,642	38,169	5,850
Amortization of intangible assets and land use right	791	770	769	118
Non cash lease expense	-	37,247	4,307	660
Allowance for doubtful accounts	1,050	8,449	(2,121)	(325)
Impairment of long-lived assets	-	-	13,448	2,061
Loss/(gain) from disposal of property and equipment	1,509	(37,520)	3,479	533
Gain from disposal of long-term investment	-	(50)	-	-
Gain from disposal of subsidiaries	-	(18,285)	-	-
Interest expense adjustment	4,718	4,037	5,725	877
Foreign exchange gain	(4,200)	(1,448)	(13,567)	(2,079)
Share-based compensation	4,157	1,891	620	95
Amortization of other non-current asset	15,217	19,838	18,703	2,866
Amortization of deferred government grant	(3,535)	(1,394)	(302)	(46)

Changes in operating assets and liabilities:
Accounts receivable	(50,498)	104,739	41,714	6,393
Prepaid expense and other current assets	(13,223)	31,931	(16,174)	(2,479)
Long term deposits and other non-current assets	14,413	2,075	-	-
Accounts payable	(28,661)	(60,951)	53,346	8,176
Accrued employee benefits	(7,671)	1,091	(7,002)	(1,073)
Accrued expenses and other payables	31,331	27,882	45,294	6,940
Income tax payable	6,688	15,459	4,563	699
Amounts due from a related party	-	(65)	65	10
Amounts due to related parties	51	(42)	(1)	-
Operating lease liabilities	-	(2,647)	(37,113)	(5,688)
Other non-current liabilities	-	-	1,802	276
Net cash (used in)/provided by operating activities	(41,659)	108,944	82,601	12,659

ChinaCache International Holdings Ltd.

Consolidated statements of cash flows (Continued)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(39)	(5,742)	(148)	(23)
Cash receipts from sales of long-term investments	-	72	-	-
Cash paid for cloud infrastructure construction in progress	(161,072)	(54,097)	(53,700)	(8,230)
Repayment of consideration refund with interest	-	(14,536)	-	-
Proceeds from disposal of property and equipment	300	38,625	1,512	232

Net cash used in investing activities	(160,811)	(35,678)	(52,336)	(8,021)

Cash flows from financing activities:

Proceeds from bank borrowings	203,450	-	-	-
Payment of borrowing cost	(7,599)	(1,873)	(9,626)	(1,475)
Repayment of bank borrowings	(72,771)	(73,850)	(59)	(9)
Proceeds from employee for exercise of share options	-	20	-	-
Payments of finance lease obligations	(46,484)	(25,950)	(31,782)	(4,871)
Proceeds from sales and lease back	64,000	20,500	-	-
Proceeds from sales of ordinary shares from treasury stock	-	2,701	-	-

Net cash provided by /(used in) financing activities	140,596	(78,452)	(41,467)	(6,355)

Net decrease in cash and cash equivalents and restricted cash	(61,874)	(5,186)	(11,202)	(1,717)
Cash and cash equivalents and restricted cash at beginning of the year	106,709	46,589	41,144	6,306
Effect of foreign exchange rate changes on cash	1,754	(259)	1,349	207
Cash, cash equivalents and restricted cash at end of the year	46,589	41,144	31,291	4,796
Supplemental disclosures of cash flow information:
Interest paid	-	(38,339)	(9,626)	(1,475)
Interest received	354	181	96	15
Income tax paid	-	(453)	(6)	(1)
Supplemental disclosures of non-cash activities:
Acquisition of property and equipment included in accrued expenses and other payables	-	(393,287)	(352,786)	(1,483)
Obtaining right-of-use assets in exchange for lease liabilities	-	166,745	7,414	1,136
Share settlement of individual income tax on exercise of options	18,035	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ChinaCache International Holdings Ltd.

Consolidated statements of CHANGES IN shareholders’ EQUITY/(DEficit)

(Amounts in thousands of RMB and US dollars US$, except for number of shares)

	Attributable to ChinaCache
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Noncontrolling interests	Total shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2018	426,267,345	338	1,573,341	-	1,326	(2,076,151)	2,559	(2,320)	(500,907)

Net loss	-	-	-	-	-	(24,418)	-	(1,395)	(25,813)
Foreign currency translation adjustment	-	-	-	-	-	-	(1,037)	-	(1,037)
Share-based compensation	-	-	4,157	-	-	-	-	-	4,157
Share settlement of individual income tax on exercise of options	-	-	-	(18,035)	-	-	-	-	(18,035)
Exercise of employee stock options	1,096,896	-	1,656	1	-	-	-	-	1,657
Restricted shares vested	2,040,736	-	(1)	1	-	-	-	-	-

Balance at December 31, 2018	429,404,977	338	1,579,153	(18,033)	1,326	(2,100,569)	1,522	(3,715)	(539,978)

Net loss	-	-	-	-	-	(51,671)	-	(1,034)	(52,705)
Foreign currency translation adjustment	-	-	-	-	-	-	(1,706)	-	(1,706)
Share-based compensation	-	-	1,891	-	-	-	-	-	1,891
Proceeds from sales of treasury stock	7,047,552	-	-	2,701	-	-	-	-	2,701
Exercise of employee stock options	44,000	-	20	-	-	-	-	-	20
Restricted shares vested	160,000	-	-	-	-	-	-	-	-

Balance at December 31, 2019	436,656,529	338	1,581,064	(15,332)	1,326	(2,152,240)	(184)	(4,749)	(589,777)

Net loss	-	-	-	-	-	(72,507)	-	(616)	(73,123)
Foreign currency translation adjustment	-	-	-	-	-	-	(12,218)	-	(12,218)
Share-based compensation	-	-	620	-	-	-	-	-	620
Restricted shares vested	160,000	-	-	-	-	-	-	-	-

Balance at December 31, 2020	436,816,529	338	1,581,684	(15,332)	1,326	(2,224,747)	(12,402)	(5,365)	(674,498)

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

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

As of December 31, 2020, subsidiaries of the Company and variable interest entities (“VIEs”) where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership		Principal activities
Subsidiaries
ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%		Provision of technical consultation services
ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%		Provision of content and application delivery services
JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%		Investment holding
ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%		Provision of content and application delivery services
ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	99	%(ii)	Construction of cloud infrastructure
Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%		Investment holding
Beijing Shou Ming Technology Co., Ltd. (“Beijing Shou Ming”)	August 15, 2014	The PRC	99	%(ii)	Computer hardware, technology development
Beijing Zhao Du Technology Co., Ltd. (“Beijing Zhao Du”) (iii)	August 15, 2014	The PRC	99	%(ii)	Mechanical equipment lease
ChinaCache Networks (UK) Limited (“ChinaCache UK”)	March 10, 2016	England and Wales	100%		Provision of content and application delivery services
Beijing Xiangqing Technology Co., Ltd (“Beijing Xiangqing”) (iv)	April 28, 2019	The PRC	100%		Mechanical equipment lease
Beijing Wangrun Technology Co., Ltd (“Beijing Wangrun”) (iv)	April 26, 2019	The PRC	100%		Mechanical equipment lease
ShenRong Technology (Hongkong) Limited (“ShenRong HK”) (iv)	December 16, 2019	Hong Kong	100%		Mechanical equipment lease
Beijing Shuosen Technology Co., Ltd (“Beijing Shuosen”) (iv)	April 28, 2019	The PRC	100%		Mechanical equipment lease
RuiShen Technology (Beijing) Co., Ltd.(“RuiShen BJ”) (v)	January 16, 2020	The PRC	100%		Technology Development
ChinaCache (Hong Kong) Limited (“CCHK) (vii)	October 30, 2020	The PRC	100%		Technology Development
VIEs
Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT”) (i)	June 7, 1998	The PRC	-		Provision of content and application delivery services
Beijing Jingtian Technology Limited (“Beijing Jingtian”) (i)	September 1, 2005	The PRC	-		Provision of content and application delivery services
ChinaCache Shouming Technology (Beijing) Co., Ltd. (“ChinaCache Shouming”) (i)	June 6, 2018	The PRC	-		Technology Development
ShenRong Technology (Beijing) Co., Limited(“ShenRong BJ”) (i)	November 22, 2019	The PRC	-		Technology Development

(i)	The equity interest of Beijing Blue IT is held by the Founders, and Beijing Jingtian is held by two individual shareholders. The equity interest of ChinaCache Shouming is held by Tianjin Ding Sheng Zhi Da Technologies Co., Ltd (“Ding Sheng Zhi Da”) and another individual shareholder. The equity interest of Shenrong Bj is held by two individual shareholders. The Founders, Ding Sheng Zhi Da and the other individual shareholders mentiond above are collectively referred as the “Nominal Shareholders”.
(ii)	On November 16, 2015, Xin Run received a capital injection of RMB1,292,000 (US$202,000) from Tianjin Shuishan Technology Co., Ltd, a PRC Company wholly owned by the Founders. As a result, the percentage of the Company’s equity ownership in Xin Run and Xin Run’s wholly-owned subsidiaries, is 99% as of December 31, 2019 and 2020.
(iii)	In July 2017, Xin Run transferred all of its equity interests in Beijing Zhao Du to a buyer (Note 9). However, due to the disputes disclosed in Note 25, the transaction is not yet closed.
(iv)	In April and December 2019, the Group established certain subsidiaries, Beijing Wangrun, Beijing Xiangqing, Beijing Shuosen, and ShenRong HK, all of which have not started any operation.
In February 2019, one of the Company’s subsidiaries, ChinaCache Ireland Limited, which has no material operation, was deregistered.
In May 2019, Xin Run transferred its 100% equity interests in Beijing Shuo Ge Technology Co., Ltd (“Beijing Shuo Ge”) to a buyer (Note 9).
(v)	In January 2020, the Group established a subsidiary, RuiShen BJ, a wholly-owned subsidiary of ShenRong HK, which has not started any operation.
(vi)	In January 2020, the Group obtained control over ShenRong BJ through contractual arrangement.
(vii)	In April 2020, one of the Company’s subsidiary, ChinaCache Assets LLC was dissolved.
(viii)	In October 2020, the group incorporated ChinaCache (Hong Kong) Limited, or CCHK, a wholly-owned subsidiary of ChinaCache UK.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

1.	ORGANIZATION (CONTINUED)

Through the Company’s subsidiaries in the PRC, the Company signed a series of contracts with certain VIEs, specifically Beijing Blue IT in September 2005, Beijing Jingtian in July 2008, ChinaCache Shouming in September 2018, and ShenRong BJ in March 2020. The following is a summary of the various VIE agreements:

Exclusive option agreements

Pursuant to the exclusive option agreement amongst the Company and the Nominal Shareholders of Beijing Blue IT in September 2005, the Nominal Shareholders of Beijing Blue IT irrevocably granted the Company or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominal Shareholders in Beijing Blue IT, when and to the extent permitted under PRC law, at an amount equal to either a) the outstanding loan amount pursuant to the loan agreement owed by the Nominal Shareholders or b) the lowest permissible purchase price as set by PRC law. Such consideration, if in excess of the outstanding loan amount, when received by the Nominal Shareholders upon the exercise of the exclusive option is required to be remitted in full to the Company. Beijing Blue IT cannot declare any profit distributions or grant loans in any form without the prior written consent of the Company. The Nominal Shareholders of Beijing Blue IT must remit in full any funds received from Beijing Blue IT to the Company, in the event any distributions are made by the Beijing Blue IT pursuant to any written consents of the Company. Similar exclusive option agreements were signed by ChinaCache Beijing with Beijing Jingtian in July 2008, by Xin Run with ChinaCache Shouming in September 2018, and by RuiShen BJ  and ShenRong BJ in March 2020.

Other than the agreement amongst the RuiShen BJ and the Nominal Shareholders of ShenRong BJ, all the afore-mentioned exclusive option agreements were valid for ten years, and can be renewed for an additional ten years at the sole discretion of the Company/ ChinaCache Beijing /Xin Run, and the times of such renewals are unlimited. The agreement amongst the Company and the Nominal Shareholders of Beijing Blue IT has been renewed and will expire on January 20, 2026. The agreement amongst the ChinaCache and the Nominal Shareholders of Beijing Jingtian has been renewed and will expire on January 15, 2029. The agreement amongst the Xin Run and the Nominal Shareholders of ChinaCache Shouming will be expired on August 20, 2028. The exclusive option agreements amongst the RuiShen BJ and the Nominal Shareholders of ShenRong BJ will remain effective until all equity interests held by the shareholders of ShenRong BJ have been transferred or assigned to RuiShen BJ or its designated representative.

Exclusive business cooperation agreements

Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing/Xin Run /RuiShen BJ and the VIEs, ChinaCache Beijing/Xin Run /RuiShen BJ is to provide exclusive business support, technical and consulting services including technical services, business consultations, access to intellectual property licenses, equipment or property leasing, marketing consultancy, system integration, product research and development and system maintenance in return for fees in an amount as determined and adjustable at the sole discretion of ChinaCache Beijing/Xin Run /RuiShen BJ. The service fees charged to Beijing Blue IT are based on methods set forth in the technical support and service agreement and technical consultation and training agreement, as further discussed below, see “Exclusive technical support and service agreement/Exclusive technical consultation and training agreement/Equipment leasing agreement”. The service fees charged to Beijing Jingtian/ ChinaCache Shouming /ShenRong BJ is based on 100% of their net income respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

1.	ORGANIZATION (CONTINUED)

All the Exclusive business cooperation agreements were valid for ten years, and ChinaCache Beijing/Xin Run /RuiShen BJ can at its sole discretion renew at a term of its choice through written confirmation. The agreement between ChinaCache Beijing and Beijing Blue IT has been renewed and will expire on September 23, 2025. The agreement amongst the ChinaCache and the Nominal Shareholders of Beijing Jingtian has been renewed and will expire on January 15, 2029. The agreement between Xin Run and ChinaCache Shouming was signed in September 2018, and will be expired on August 20, 2028. The agreement between RuiShen BJ and ShenRong BJ was signed in March, 2020, and will be expired on March, 2030.

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

The original term of each of these three agreements was five years running from September 23, 2005, and each of the agreements was renewed three times for a fifteen-year term which expired on September 23, 2025.  The term of the equipment leasing agreement can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing.

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

DECEMBER 31, 2018, 2019 AND 2020

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

RuiShen BJ also provided a loan of RMB10,000,000 to the Nominal Shareholders of ShenRong BJ for their investment in the registered share capital. In addition, the Company, through RuiShen BJ, agreed to provide unlimited financial support to ShenRong BJ for their operations and agree to forego the right to seek repayment in the event this VIE are unable to repay such funding. The loan agreement between RuiShen BJ and the Nominal Shareholders of ShenRong BJ is valid for thirty years and will expire on August 14, 2050. Such agreement can be extended upon mutual written consent of RuiShen BJ and the Nominal Shareholders of ShenRong BJ.

Power of attorney agreements

The Nominal Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs to ChinaCache Beijing/Xin Run/ RuiShen BJ, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominal Shareholders by the company law and the Company’s Article of Association. This agreement remains continuously valid, as long as the Nominal Shareholders continue to be the shareholders of the VIEs.

Subsequently, ChinaCache Beijing/Xin Run/RuiShen BJ assigned the power of attorney agreement to ChinaCache Beijing/Xin Run/RuiShen BJ’s shareholders or a party designated by ChinaCache Beijing, Xin Run and RuiShen BJ’s shareholders, to whom it granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominal Shareholders by the company law and the Company’s Article of Association.

Share pledge agreements

Pursuant to the share pledge agreement between ChinaCache Beijing/Xin Run/RuiShen BJ, and the Nominal Shareholders of VIEs, the Nominal Shareholders have pledged all their equity interests in the VIEs to guarantee the performance of the VIEs’ obligations under the Service Agreements.

If the VIEs breach their respective contractual obligations under the business cooperation agreements, ChinaCache Beijing Xin Run/RuiShen BJ, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The Nominal Shareholders of VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in the VIEs without the prior written consent of ChinaCache Beijing/Xin Run/RuiShen BJ. This agreement is continuously valid until all payments due under the above VIE agreements have been fulfilled by the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable power of attorney agreements, whereby the Nominal Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, the Company, either directly or through ChinaCache Beijing /Xin Run/RuiShen BJ, obtained effective control over the VIEs through the ability to exercise all the rights of the VIEs’ shareholders pursuant to the share pledge agreements and the exclusive option agreements. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses directly through the loan agreements. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through ChinaCache Beijing/ Xin Run/RuiShen BJ using the Service Agreements. Thus, the Company is the primary beneficiary of the VIEs and consolidates the VIEs under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

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

Unrecognized revenue-producing assets held by the VIEs mainly include licenses, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit, and trademarks, patents, copy rights and the domain names. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. Recognized revenue-producing assets held by the VIEs include core technology, trademarks and domain names. Unrecognized revenue-producing assets, including customer lists for provision of content and application delivery total solutions, as well as trademarks, are held by ChinaCache Beijing/ Xin Run and/or RuiShen BJ.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

1.	ORGANIZATION (CONTINUED)

The following tables represent the financial information of the consolidated VIEs as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 before eliminating the intercompany balances and transactions between the VIEs and other entities within the Group:

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	3,936	2,407	369
Restricted cash	12,939	8,463	1,297
Accounts receivable (net of allowance for doubtful accounts of RMB79,839 and RMB75,225 (US$11,605) as of December 31, 2019 and 2020, respectively)	47,516	51,074	7,827
Prepaid expenses and other current assets, net	13,957	39,664	6,079
Amounts due from inter-companies (1)	48,522	270,245	41,417

Total current assets	126,870	371,853	56,989

Non-current assets:
Property and equipment, net	2,642	2	-
Intangible assets, net	27	-	-
Long term investments	10,081	10,103	1,548
Operating lease right-of-use asset	124,502	5,814	891
Long term deposits and other non-current assets	2,640	128	20

Total non-current assets	139,892	16,047	2,459

TOTAL ASSETS	266,762	387,900	59,448

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

1.	ORGANIZATION (CONTINUED)

	As of December 31,
	2019	2020
	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Accounts payable	261,502	257,499	39,463
Accrued employee benefits	27,016	22,367	3,428
Accrued expenses and other current liabilities	25,098	48,883	7,492
Other payables	6,248	-
Income tax payable	11,594	12,196	1,869
Amounts due to inter-companies (1)	260,385	465,151	71,288
Current portion of operating lease liabilities	40,155	2,372	364
Deferred government grant	302	-	-

Total current liabilities	632,300	808,468	123,903

Non-current liabilities:
Non-current portion of operating lease liabilities	117,428	3,470	532
Deferred government grant	14,350	14,350	2,199
Other noncurrent liabilities	-	9,210	1,411

Total non-current liabilities	131,778	27,030	4,143

Total liabilities	764,078	835,498	128,046

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Group.

	For the Years Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues
-Third party customers	344,108	287,653	243,224	37,276
-Inter-companies	499,017	532,766	30,670	4,700
Net profit/(loss)	105,324	(60,994)	(9,718)	(1,489)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Going concern

The Group experienced net loss of approximately RMB25,813,000, RMB52,705,000 and RMB73,123,000 (US$11,205,000 ) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, the Group had net current liabilities of approximately RMB1,685,814,000(US$ 258,362,000), excluding net asset held for sale. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

When preparing the consolidated financial statements as of December 31, 2020 and for the year then ended, the Group ’s management concluded that a going concern basis of preparation was appropriate after analyzing the cash flow forecast for the next twelve months. In preparing the cash flow analysis, management took into account of a) estimated consideration of RMB2,100,000,000 (US$321,839,080) from planned disposal of the cloud infrastructure buildings and assets held for sale, and b) locating more domestic CDN customers from 2021 to compensate the estimated revenue decrease from US, and controlling its operating costs and negotiating with vendors for more favorable payment terms.

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

F-18

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Foreign currency

The functional currency of the Company and each of its subsidiaries and VIEs is the Renminbi (“RMB”), except for ChinaCache US, ChinaCache HK, ShenRong HK, and ChinaCache UK, which are the United States dollar (“US$”), Hong Kong dollar (“HK$”), and Great Britain Pound (“GBP”) respectively, as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of comprehensive loss.

(f)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

As of December 31, 2019 and 2020, all the restricted cash relates to cash frozen by courts order during the ongoing legal proceedings.

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

DECEMBER 31, 2018, 2019 AND 2020

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

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The amounts of interest that would be capitalized were immaterial during the years ended December 31, 2018, 2019 and 2020.

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

DECEMBER 31, 2018, 2019 AND 2020

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

The Group evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. For long-lived assets held for sale, assets are written down to fair value less cost to sell. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. Impairment charge of nil, nil and RMB13,448,000(US$2,061,000) were recognized from properties and equipment and intangible assets for the years ended December 31, 2018, 2019 and 2020, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Investments

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ deficit. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive loss except for other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investments for the years ended December 31, 2018, 2019 and 2020 were nil, nil and nil, respectively.

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

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2018, 2019 and 2020 were nil, nil and nil, respectively.

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

DECEMBER 31, 2018, 2019 AND 2020

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

DECEMBER 31, 2018, 2019 AND 2020

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

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by revenue stream for the years ended December 31, 2018, 2019 and 2020.

	For the Years Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
CDN Services	709,498	648,117	103,548	15,869
IDC Services	185,973	255,524	223,887	34,312
IX Services	27,120	14,987	7,902	1,212
Total	922,591	918,628	335,337	51,393

The following table provides information about accounts receivables and contract liabilities from contracts with customers:

	Years as of December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Accounts receivables	105,608	66,159	10,139
Advance from customers	15,323	17,466	2,677

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Cost of revenues

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

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales and marketing expenses, amounted to approximately nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Government grant received by the Group also consist of unrestricted grant which are received on an unsolicited and unconditional basis to support the growth of the Group and do not relate to the Group’s operating activities. Unrestricted grant is classified as non-operating income and recorded in other income on the consolidated statements of comprehensive loss upon receipt.

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

DECEMBER 31, 2018, 2019 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Leases (continued)

The Group has certain operating leases for offices and IDC buildings 3# with equipment in it. Some leases include one or more options to renew, which is typically at the Group’s sole discretion. The majority of renewals to extend the lease terms are not included in our right of use assets and lease liabilities as they are not reasonably certain of exercise. The Group regularly evaluates the renewal options, and, when it is reasonably certain of exercise, it will include the renewal period in its lease term. New lease modifications result in remeasurement of the right of use asset and lease liability. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

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

DECEMBER 31, 2018, 2019 AND 2020

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

Comprehensive income/(loss) is defined as the increase/(decrease) in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income/(loss) is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss of the Group includes foreign currency translation adjustments related to ChinaCache US, ChinaCache HK, ShenRong HK and ChinaCache UK whose functional currency are US$, HK$, HK$ and GBP respectively, and the change in fair value of available-for-sale investments and their corresponding deferred tax impact, if any.

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

DECEMBER 31, 2018, 2019 AND 2020

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

DECEMBER 31, 2018, 2019 AND 2020

3.	Concentration of risk

(a)	Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, available-for-sale investments and amounts due from related parties. As of December 31, 2019 and 2020, RMB 28,561,000 and RMB 17,369,000 (US$2,662,000), respectively, were deposited with major financial institutions located in the PRC, RMB2,525,000 and RMB 1,297,000 (US$199,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB3,649,000 and RMB4,694,000 (US$719,000), respectively, were deposited with major financial institutions located in the UK, RMB6,409,000 and RMB7,931,000 (US$1,215,000), respectively were held in major financial institutions in the United States of America. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b)	Business, supplier, customer, and economic risk

The Group participates in a relatively young and dynamic industry that is heavily reliant and also susceptible to complementary and/or competitive technological advancements. The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)	Business Risk - Third parties may develop technological or business model innovations that address content delivery requirements in a manner that is, or is perceived to be, equivalent or superior to the Group’s services. If competitors introduce new products or services that compete with, or surpass the quality, price or performance of the Group’s services, the Group may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Group to generate reasonable rates of return on its investment.

(ii)	Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Group’s operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network. There can be no assurance that the Group are adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Group has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Group requires may result in a reduction in, or interruption of, service to its customers. Details of the purchase from suppliers accounting for 10% or more of total purchase cost are as follows:

	Years as of December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Supplier A	133,550	59,465	*	*
Supplier B	92,291	49,802	63,608	9,748
Supplier C	*	91,268	*	*
Supplier D	*	*	13,833	2,120
Supplier E	*	*	12,431	1,905

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

3.	Concentration of risk (CONTINUED)

(b)	Business, supplier, customer, and economic risk (continued)

Details of the accounts payable for purchases accounting for 10% or more of total cost are as follow:

	Years as of December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Supplier A	48,229	*	*
Supplier B	41,104	28,929	4,433
Supplier C	23,456	*	*
Supplier D	*	12,853	1,970
Supplier E	*	6,290	964

*not greater than 10%

(iii)	Customer Risk - Revenue concentration on certain customers. The success of the Group’s business going forward will rely in part on Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. Although the Group has a diversified base of customers covering its one class of services, such as, web page content services; file transfer services; rich media streaming service; guaranteed application services; managed internet data services; cloud hosting services; content bridging services; mobile internet solution; and value-added services, the Group does depend on a limited number of customers for a substantial portion of their revenue, and the loss of, or a significant shortfall in demand from, these customers could significantly harm the Group’s results of operations. Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years as of December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Customer E	503,676	520,358	*	*
Customer F	*	*	54,389	8,335

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Customer E	37,254	*	*
Customer F	*	17,706	2,713

(iv)	Emerging or unproven business models of customers. Many of the Group’s existing and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for the Group’s services, and the Group’s growth and prospects may be materially and adversely affected.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

3.	Concentration of risk (CONTINUED)

(b)	Business, supplier, customer, and economic risk (continued)

(v)	Political, economic and social uncertainties. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(vi)	Regulatory restrictions. The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services. Accordingly, both the Company’s subsidiaries, ChinaCache Beijing and Xin Run are currently ineligible to apply for the required licenses for providing content and application delivery services in China. As a result, the Company operates its business in the PRC through its VIEs, which holds the licenses and permits required to provide content and application delivery services in the PRC. The PRC Government may also choose at any time to block access to the Company’s customers’ content which could also materially impact the Company’s ability to generate revenue.

(c)	Currency convertibility risk

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation/(appreciation) of the RMB against US$ was approximately 5.7%, 1.3% and (6.27%) in the years ended December 31, 2018, 2019 and 2020, respectively. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets and investments denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Accounts receivable	188,103	146,389	22,435
Less: allowance for doubtful accounts	(82,495)	(80,230)	(12,296)

	105,608	66,159	10,139

As of December 31, 2019 and 2020, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Balance, beginning of year	82,366	82,495	12,643
Additions for the current year	3,066	350	54
Recovery	(2,937)	(2,615)	(401)

Balance, end of year	82,495	80,230	12,296

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

5.	Prepaid expenses and other current assets, NET

Prepaid expenses and other current assets consist of the following:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	12,109	3,533	541
Staff field advances	759	665	102
Prepaid commission (ii )	74,520	74,520	11,421
Prepaid service fee	-	8	1
Other deposit and receivables(iii)	32,768	49,006	7,511
Prepaid income tax	6,227	6,227	954
Prepaid expense and other current assets	126,383	133,959	20,530
Provision of doubtful accounts	(8,471)	(8,615)	(1,320)
Prepaid expense and other current assets, net	117,912	125,344	19,210

i)	Prepaid expense for bandwidth and servers represents the unamortized portion of prepayments made to the Group’s telecom operators and certain technology companies, who provide the Group with access to bandwidth and network servers. The decrease in 2020 is due to the Group's business cutting of CDN and IX, which affects the related expenses of Bandwidth.

ii)	The balance represents the prepaid commission to an agent for the pending sales of certain cloud infrastructure that were held for sale (Note 9), consisting of RMB 67,200,000 (US$10,299,000) related to Beijing Zhao Du and RMB7,320,000 (US$1,122,000) related to disposal of Beijing Shuo Ge, which was provided in 2019.

iii)	Other deposit and receivables represent deductible VAT, and other deposits for operation.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consists of the following:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
At cost:
Optical fibers	13,100	13,100	2,008
Computer equipment	869,344	825,796	109,496
Furniture and fixtures	8,389	6,011	922
Leasehold improvements	18,645	18,439	2,826
Motor vehicles	7,675	6,838	1,048
Buildings	313,836	317,602	65,736
	1,230,989	1,187,786	182,036
Less: accumulated depreciation	(499,235)	(476,864)	(73,082)
Less: impairment	(335,134)	(348,582)	(53,423)

	396,620	362,340	55,531

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

6.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Impairment of nil, nil and RMB 13,448,000 (US$2,061,000) were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

For the years ended December 31, 2018, 2019 and 2020, depreciation expenses were RMB12,017,000, RMB28,642,000 and RMB 38,169,000 (US$5,850,000 ), respectively, and were included in the following captions:

	For the years ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenue	11,999	28,598	38,169	5,850
Sales and marketing expenses	-	6	-	-
General and administrative expenses	9	18	-	-
Research and development expenses	9	20	-	-

	12,017	28,642	38,169	5,850

The Group accounted for the leases of certain computer equipment and optical fibers as finance leases that transfer to the Group substantially all the benefits and risks incidental to the ownership of assets. The carrying amounts of the Group’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
At Cost:
Optical fibers	13,100	13,100	2,008
Computer equipment	262,989	262,989	40,305
	276,089	276,089	42,313

Less: accumulated depreciation	(82,169)	(88,039)	(13,493)
Less: impairment	(166,162)	(166,162)	(25,465)

	27,758	21,888	3,355

Depreciation of property and equipment held under finance leases were RMB217,000, RMB6,525,000 and RMB5,870,000 (US$900,000) for the years ended December 31, 2018, 2019 and 2020, respectively.

The carrying amount of buildings pledged by the Group to secure the borrowings (Note 12(b)) and finance lease obligation (Note 17) as of December 31, 2019 and 2020 was RMB291,292,000 and RMB306,608,000(US$46,990,000), respectively.

All the buildings were sealed up by the court due to the lawsuits as of December 31, 2020 (Note 25).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

7.	LAND USE RIGHT, NET

	December 31
	2019	2020
	RMB’000	RMB’000	US$’000
Land use right	34,057	34,057	5,219
Less: accumulated amortization	(2,591)	(3,296)	(505)
	31,466	30,761	4,714

In 2013, the Group paid RMB51,678,000 to acquire a land use right of approximately 39,000 square meters of land in Beijing Shunyi District, on which the Group developed a cloud infrastructure. According to the land use right contract, the Group has a 50-year use right over the land, which is used as the basis for amortization.

In December 2017, land use right, excluding land use right held by Beijing Shuo Ge and Beijing Zhao Du, was transferred out from the assets held for sale and re-designated as assets held for use (Note 9). The Group re-measured the amortization expense that would have been recognized had the land use right been continuously classified as held and used. Amortization expense for land use right for the years ended December 31, 2018, 2019 and 2020 was RMB730,000, RMB706,000 and RMB706,000 (US$ 108,000), respectively.

The carrying amount of land use right pledged by the Group to secure the borrowings (Note 12(b)) as of December 31, 2019 and 2020 was RMB31,466,000 and RMB 30,761,000, respectively.

All the land use right (excluding land use right held by Beijing Zhao Du) were sealed up by the court due to the lawsuits (Note 25) as of December 31, 2020.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

8.	RIGHT-OF-USE ASSETS AND OPERATING LIABILITIES

The following table presents the Group’s right-of-use assets and operating lease liabilities as of the respective balance sheet dates:

	December 31
	2019	2020
	RMB’000	RMB’000	US$’000
Right-of-use assets	131,408	5,869	899

Operating lease liabilities - current	41,882	2,427	372
Operating lease liabilities - non-current	122,360	3,470	532
Total operating lease liabilities	164,242	5,897	904

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2020:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.38
Weighted average discount rate	6.17%

During year ended December 31, 2020, cash payment for operating leases was RMB 4,307,000 (US$ 660,000).

During year ended December 31, 2018, 2019 and 2020, the Group incurred total operating lease expenses of RMB16,997,000, RMB 45,384,000 and RMB 4,307,000 (US$ 660,000), respectively.

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2020:

2021	2,721
2022	2,708
2023	917
Total lease payments	6,346
Less: imputed interest	(449)
Present value of lease liabilities	5,897

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

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

As of December 31, 2019 and 2020, all the assets and liabilities of Beijing Zhao Du were classified as assets and liabilities held for sale.

Assets and liabilities classified as held for sale are required to be recorded at the lower of carrying value or fair value less any costs to sell. As of December 31, 2019 and 2020, the carrying value of Beijing Zhao Du and Beijing Shuo Ge’s net assets were less than fair value less costs to sell, and accordingly, no adjustment to the asset value was made necessary. Beijing Zhao Du and Beijing Shuo Ge did not meet the criteria to be classified as discontinued operations because they did not represent a strategic shift that has (or will have) a major impact on the Group’s operations and financial results to meet the criteria to be classified as discontinued operations.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

9.	Assets held for sale / Liabilities held for sale (continued)

The major classes of assets and liabilities held for sale were as follows:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Prepaid expenses and other current assets	15,478	15,478	2,372
Property and equipment	318,143	318,446	48,804
Land use right, net	8,646	8,646	1,325
Assets held for sale	342,267	342,570	52,501
Accrued expenses and other current liabilities	4,684	6,814	1,044
Amounts due to the Company	447	447	69
Liabilities held for sale	5,131	7,261	1,113

The operating results of the subsidiaries held for sale during the three years ended December 31, 2020 that are not presented within discontinued operations and are summarized as follow:

	For the years ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Net revenue	-	-	-	-
Loss before income taxes	(3,654)	(5,682)	(2,960)	(454)

Loss before income taxes attributable to the non-controlling interest from the subsidiaries held for sale for the years ended December 31, 2018, 2019 and 2020 were RMB36,000, RMB57,000 and RMB 30,000 (US$5,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

10.	CLOUD INFRASTRUCTURE CONSTRUCTION IN PROGRESS

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Cloud infrastructure construction in progress	292,639	289,788	44,412

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

During the year ended December 31, 2019, additional cost of RMB12,637,000 was capitalized for buildings completed, and among which RMB 9,278,000 was transferred to property and equipment.

During the year ended December 31, 2020, additional cost of RMB25,960,000 (US$3,979,000) was capitalized for buildings completed, and among which RMB 28,811,000 (US$4,415,000) was transferred to property and equipment.

All the cloud infrastructure construction in progress were pledged by the Group to secure borrowings (Note 12(b)) as of December 31, 2019 and 2020. The cloud infrastructure was sealed up by court due to litigations. (Note 25).

11.	LONG TERM INVESTMENTS

Long term investments consisted of the following:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Cost method investments:
PRC Fund	10,081	10,103	1,548
United States Fund	20,045	20,045	3,072
Total	30,126	30,148	4,620

Cost method investments

In 2017, the Group made an additional RMB361,000 (US$53,000) investment in the United States Fund. As of December 31, 2019 and 2020, the Group had made an accumulated investment in the United States Fund of RMB20,045,000. Given that the Group holds less than five percent interest in each fund, the Group has accounted for such investments using the cost method.

In 2011, the Group made a 9-year term investment in the PRC Fund in the amount of RMB 10,103,000. Given that the Group holds less than five percent interest in each fund, the Group has accounted for such investments using the cost method.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

12.	BORROWINGS

(a)	Long-term borrowings

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Long-term bank loan	320,000	319,941	49,033
Less: current portion	(320,000)	(319,941)	(49,033)
Total	-	-	-

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

In October 2019, Bank B sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loans amounted to RMB170,000,000 (US$24,419,000) and related unpaid interest immediately, as the buildings and land use right that pledged to Bank B has been sealed up by the court arising from other lawsuits (Note 25), the bank account in Bank B has been frozen, and Xin Run did not make repayment of loans according to the repayment plan, which violated the bank facility agreement. In November, 2019, Bank B has filed a lawsuit against Xin Run (Note 25). In October 2020, Bank C automatically deducted Xin Run RMB 36,986(US$ 5,668). As a result, the Group reclassified all carrying value of the bank loan RMB 169,963,014 (US$ 26,047,972) to current liabilities as of December 31, 2020.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

12.	BORROWINGS (CONTINUED)

(a)	Long-term borrowings(continued)

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

In October 2019, Bank C sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loan balance amounted to RMB160,000,000 (US$22,983,000) and related unpaid interest. As the buildings and land use right that pledged to the bank has been sealed up by the Shunyi District Court mainly due to the lawsuit with a subsidiary of BFSMC, the bank considered that Xin Run has defaulted and asked for the immediate repayment of the RMB160,000,000 (US$22,983,000) and related unpaid interest within three days. In November 2019, Bank C has filed a lawsuit against Xin Run (Note 25), and Xin Run made a repayment of RMB10,000,000(US$1,436,000) to Bank C thereafter. In April and June 2020, Bank C automatically deducted Xin Run total RMB 21,885(US$ 3,354). As a result, the Group reclassified all carrying value of the bank loan RMB 149,978,115(US$ 22,985,152) to current liability as of December 31, 2020.

The above loans from Bank B and C are secured by Xin Run’s buildings and corresponding land use right in the net carrying value of RMB622,780,000(US$95,455,000) as of December 31, 2020 and RMB581,979,000 as of December 31, 2019 (see Note 6, 7 and 10).

13.	ACCRUED EXPENSES AND OTHER CURRENT liabilitieS

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Advance from customers	15,323	17,836	2,733
Other accrued expenses	42,131	69,186	10,603
Other tax payables	11,939	7,973	1,223

	69,393	94,995	14,559

Other accrued expenses represent accrued rental and overdue penalty interest (see Note 25).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

14.	OTHER PAYABLES

Other payables consisted of the following:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000

Payables for purchase of property and equipment	352,786	310,127	47,529
Consideration received for disposal of Beijing Zhao Du (Note 9)	672,000	670,000	102,989
Current portion of other non-current liability (Note 15)	11,282	23,118	3,543
Other Payables	5,485	1,585	243

Total	1,041,553	1,006,830	154,303

15.	other non-current liabilitY

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Consideration refund payable	62,255	62,255	9,541
Other noncurrent payable	-	13,638	2,090
Less: current portion	(11,282)	(23,118)	(3,543)

Total	50,973	52,775	8,088

Other non-current liability includes the difference in the consideration between original agreement and revised agreement entered in April 2019 (Note 9) relating to disposal of Beijing Shuo Ge. Pursuant to the revised agreement, Xin Run agrees to return the difference of RMB73,200,000 (US$10,515,000) along with a total interest of RMB13,018,000 (US$1,870,000) from June 30, 2019 to December 31, 2024. The total balance to be refunded together with the interest to be paid over 1 year as of December 31, 2020 is recognized as non-current liability using the effective interest rate method.

For the year ended December 31, 2020, the company had not pay the refund as planned schedule, the buyer has not filed a law suit with the company. The amount due in 2020 and 2021 according to agreement was classified as current liability.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

16.	DEFERRED GOVERNMENT GRANT

The following table presents the Group’s deferred government grant as of the respective balance sheet dates:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Beginning balance	16,046	14,652	2,245
Recognized as income during the year	(1,394)	(302)	(46)

Total balance of deferred government grant	14,652	14,350	2,199
Less: current portion	302	-	-

Balance of non-current deferred government grant	14,350	14,350	2,199

During the years ended December 31, 2018, 2019 and 2020, a certain government grants complied with the attached conditions. Hence, relevant government grants of RMB3,534,000, RMB1,394,000 and RMB 302,000 (US$46,000) respectively, were recognized in the consolidated statements of operations and comprehensive  loss as other operating income during the years ended December 31, 2018, 2019 and 2020, respectively.

17.	FINANCE LEASE OBLIGATIONS

Certain computer, UPS and switch equipment were acquired through finance leases entered into by the Group. Future minimum lease payments under non-cancellable finance lease arrangements are as follows:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
2020	31,782	-	-
2021	27,027	27,027	4,142

Total minimum lease payment	58,809	27,027	4,142
Less: amount representing interest	(7,511)	(1,786)	(274)

Present value of remaining minimum lease payment	51,298	25,241	3,868
Less: current portion	26,057	25,241	3,868
Non-current portion	25,241	-	-

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

18.	SHARE-BASED COMPENSATION

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

18.	SHARE-BASED COMPENSATION (CONTINUED)

During the years ended December 31, 2018, 2019 and 2020, the Group granted 17,600,000, nil and nil options, respectively, to a combination of employees and directors of the Group at exercise prices ranging from US$0.06 to US$0.07. As of December 31, 2020, options to purchase 21,237,053 of ordinary shares were outstanding and options to purchase 13,529,251 ordinary shares were available for exercise under the Option Plans.

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

(a)	Options Granted to Employees

The following table summarized the Group’s employee share option activity under the Option Plans:

	Number of options	Weighted average Exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)
Outstanding, January 1, 2018	25,113,357	0.14	7.26	586

Granted	17,600,000	0.06
Exercised	(1,096,896)	0.08
Forfeited	(4,247,232)	0.06

Outstanding, December 31, 2018	37,369,229	0.11	7.81	2

Exercisable at December 31, 2018	16,222,688	0.17	5.93	2

Granted	-	-
Exercised	(44,000)	0.08
Forfeited	(6,143,024)	0.16

Outstanding, December 31, 2019	31,182,205	0.10	7.23	1.35

Exercisable at December 31, 2019	20,119,147	0.10	7.10	1.35

Granted	-	-
Exercised	-	-
Forfeited	(9,945,152)	0.08

Outstanding, December 31, 2020	21,237,053	0.11	5.40	-

Exercisable at December 31, 2020	13,529,251	0.11	5.40	-

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

18.	SHARE-BASED COMPENSATION (CONTINUED)

(a)	Options Granted to Employees (continued)

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2020 was calculated based on the closing price of the Group’s ordinary shares on December 31, 2020 of US$0.88 per ADS (equivalent to US$0.06 per ordinary share). The total intrinsic value of share options exercised during the years ended December 31, 2018, 2019 and 2020 was RMB502,000, RMB18,000 and nil, respectively.

As of December 31, 2020, there was RMB89,000 (US$ 14,000) of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the graded vesting method over the remaining vesting periods of different tranches, within 1 year.

The total fair value of options vested during the years ended December 31, 2018, 2019 and 2020 was RMB 4,013,000, RMB1,834,000 and RMB 649,000 (US$95,000), respectively.

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

As of December 31, 2020, there was RMB nil (US$ nil) of unrecognized share-based compensation cost, related to unvested restricted share units.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

18.	SHARE-BASED COMPENSATION (CONTINUED)

(b)	Restricted Share Units Award Granted to Employees (continued)

The following table summarized the Group’s restricted shares award issued under the 2011 Plan:

	Number of ordinary shares	Weighted average grant date fair value
		(US$)
Outstanding, January 1, 2018	2,223,468	0.14

Granted	480,000	0.07
Vested	(1,503,212)	0.35
Forfeited	(560,256)	0.43

Outstanding, December 31, 2018	640,000	0.07

Granted	-
Vested	(320,000)	0.07
Forfeited	(160,000)	0.07

Outstanding, December 31, 2019	160,000	0.07

Granted	-
Vested	(160,000)	0.07
Forfeited	-

Outstanding, December 31, 2020	-

The cost of the restricted share units is determined using the fair value (determined based on the fair market value of the Group’s ordinary shares on the grant date, or if the grant date is not a trading day then the immediately preceding trading date), net of expected forfeitures. The aggregate fair value of the unvested restricted share units for the years ended December 31, 2019 and 2020 was RMB78,000 and RMB nil (US$ nil), respectively. The total fair value of restricted share units vested during the years ended December 31, 2018, 2019 and 2020 was RMB144,000, RMB151,000 and RMB72,000 (US$11,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

18.	SHARE-BASED COMPENSATION (CONTINUED)

A total compensation expenses relating to all options and restricted share units recognized for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the years ended December 31,
	2018	2019	2020
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000
Cost of revenues	551	211	79	11
Sales and marketing expenses	220	83	32	5
General and administration expenses	2,262	1,114	367	53
Research and development expenses	1,124	483	176	26

	4,157	1,891	654	95

19.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB29,288,000, RMB28,285,000 and RMB15,420,000 (US$2,363,000) for the years ended December 31, 2018, 2019 and 2020, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

20.	INCOME TAXES

Enterprise income tax

Cayman Islands

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIEs.

United States of America

ChinaCache North America, Inc. was registered in California, United States of America in 2007. For the years ended December 31, 2018, 2019 and 2020, the entity is subject to both California State Income Tax (8.84%) and Federal Income Tax (graduated income tax rate up to 21%, a flat 21% and 21%, respectively) on its taxable income under the current laws of the state of California and United States of America.

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

ChinaCache Networks (Hong Kong) Limited, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong for the years ended December 31, 2017 and 2018. For the years ended December 31, 2019 and 2020, income tax rate decreased to 8.25% for profit below HKD 2 million, and 16.5% for excessive profit over HKD 2 million.

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

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2020, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2020, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

20.	INCOME TAXES (CONTINUED)

Loss before income tax expense consists of:

	For the years ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	21,495	(12,095)	(15,467)	(2,370)
PRC	(47,297)	(32,643)	(57,650)	(8,834)

	(25,802)	(44,738)	(73,117)	(11,204)

The income tax expense comprises of:

	For the years ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Current	11	7,967	6	1
Deferred	-	-	-	-

	11	7,967	6	1

A reconciliation of the differences between the income tax calculated using statutory tax rate and the effective tax rate for the year ended December 31, 2018, 2019 and 2020 is as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000

Loss before income tax expense	(25,802)	(44,738)	(73,117)	(11,204)

Income tax computed at PRC statutory tax rate of 25%	(6,450)	(11,184)	(18,279)	(2,801)
Preferential tax rates	(7,031)	(2,737)	1,100	169
International rate differences	(4,732)	7,636	338	52
Additional 75% tax deduction for qualified research and development expenses	(7,228)	(9,697)	(1,207)	(185)
Non-deductible expenses	3,002	3,629	1,365	209
Effect of changes in tax rates on deferred taxes	101,502	1,765	-
Changes in the valuation allowance	(79,052)	10,996	9,751	1,494
Realization gain from intercompany transaction	-	7,435	-	-
Expiration of tax loss carry forward	-	77	6,932	1,062
other adjustment	-	47	6	1
Income tax expense	11	7,967	6	1

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

20.	INCOME TAXES (CONTINUED)

The components of deferred taxes are as follows:

	For the years ended December 31,
	2019	2020
	(RMB’000)	(RMB’000)	(US$’000)
Deferred tax assets:
- Allowance for doubtful accounts	14,726	12,257	1,878
- Deferred revenue	2,198	2,832	434
- Accruals	16,183	2,489	381
- Tax losses	173,740	197,885	30,327
- Property and equipment	2,070	2,000	307
- Intangible assets	1,469	2,611	400
- Long-term investment impairment	960	960	147
- Impairment loss for long-lived assets	4,425	4,488	688
- Unrealized profit	71,868	71,868	11,014
Less: valuation allowance	(287,639)	(297,390)	(45,576)

Total Deferred tax assets	-	-	-

Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future years. The net valuation allowance increased by RMB 10,996,000 during the year ended December 31, 2019 and increased by RMB9,751,000 (US$1,494,000) during the year ended December 31, 2020.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

20.	INCOME TAXES (CONTINUED)

As of December 31, 2020, the Group has net operating losses carried forward from its PRC subsidiaries of RMB 1,062,696,000, which will expire between 2021 and 2025. As of December 31, 2020, the Group has net operating losses carried forward from its non-PRC subsidiaries of RMB 40,965,000 available to offset future taxable income.

Unrecognized Tax Expense

A roll-forward of accrued unrecognized tax expense is as follows:

	December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
Beginning balance	(8,273)	(8,273)	(1,268)
Increase based on tax positions related to the current year	-	-	-
Ending balance	(8,273)	(8,273)	(1,268)

The unrecognized tax expense is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax expense will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. For the years ended December 31, 2019 and 2020, there’s no unrecognized tax expense, if ultimately recognized, will impact the effective tax rate.

The Group recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2018, 2019, and 2020, the Group recognized approximately RMB 1,510,000, RMB1,365,000 and RMB1,365,000 (US$ 209,000) in interest and penalties. The Group had approximately RMB 15,096,000 and RMB16,461,000 (US$2,523,000 ) for the payment of interest and penalties accrued at December 31, 2019 and 2020, respectively.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

21.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

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

No more guarantee was provided by related parties for the year ended December 31, 2020.

The Group had the following related party balances and related party transactions for the years presented:

Amounts due from a related party

	Mr. Xiaoqiang Wei	Total
Balance as of December 31, 2018	-	-
Advance for the Group’s expenditure	65	65
Balance as of December 31, 2019	65	65
Return of advance	(65)	(65)
Balance as of December 31, 2020	-	-
Balance as of December 31, 2020 (US$’000)	-	-

Amounts due to related parties

	Mr. Wang Song	Ms. Kou Xiaohong	Total
Balance as of December 31, 2018	(51)	(18)	(69)
Expense Reimbursement payment	51	-	51
Expense paid on behalf of the Group	-	(9)	(9)
Balance as of December 31, 2019	-	(27)	(27)
exchange rate difference	-	1	1
Balance as of December 31, 2020	-	(26)	(26)
Balance as of December 31, 2020 (US$’000)	-	(4)	(4)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

22.	RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. ChinaCache Beijing was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2019 and 2020, the Group had appropriated RMB1,326,000 and RMB 1,326,000 (US$203,000 ), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2020, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB 501,413,000 (US$ 76,845,000).

23.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
	except shares and per share data
Numerator:
Net loss attributable to ordinary shareholders:	(24,418)	(51,671)	(72,507)	(11,111)

Denominator:
Number of shares outstanding, opening	425,150,082	429,404,977	436,656,529	436,656,529
Weighted average number of shares issued	1,659,485	7,244,845	160,000	160,000
Weighted-average number of shares outstanding – Basic and diluted	426,809,567	436,649,822	436,763,196	436,763,196
Loss per share
-Basic and diluted	(0.06)	(0.12)	(0.17)	(0.03)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2018, 2019 and 2020 as their effects would be anti-dilutive.

Due to the Group incurred loss for each of the three years ended December 31, 2020, potential dilutive securities that were not included in the calculation of dilutive net loss per share in each year where their inclusion would be anti-dilutive include share options and restricted shares of 21,786,541, 11,223,058 and 7,707,802, for the years ended December 31, 2018, 2019, and 2020, respectively.

During 2020, treasury stock was used to settle nil units of share options and 160,000 units of restricted share units vested.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

25.	COMMITMENTS AND CONTINGENCIES

(a)	Purchase Commitments

As of December 31, 2020, the Group had outstanding purchase commitments in relation to bandwidth and cloud infrastructure of RMB 2,975,000 (US$ 456,000 ).

(b)	Contingencies

Litigations related with a subsidiary of BFSMC, SXHT

In October 2017, SXHT filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. In June 2019, the second instance of this case has been completed. The court has sentenced in support of the plaintiff that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. SXHT has applied to the competent court for compulsory execution of the court decision. In August 2019, the IDC buildings (1#,2#,4#,7#,8#,9#,10#) and their related land use right have been sealed up by court. Xin Run has filed an application for suspension of such compulsory execution. As of December 31, 2020, the case was in a state of suspension of execution.

In June 2019, SXHT filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 with total amount of RMB64.8 million and the relating interest. Xin Run has filed an application for suspension of such lawsuit. On March 8, 2020, XinRun sent an application for suspension of execution to the court. As of December 31, 2020, the case was in a state of suspension of execution.

In August 2017, Xin Run, initiated a lawsuit against SXHT in Beijing. Xin Run sought the payment of remaining purchase price in the amount of RMB105.6 million and the related interest. In September 2017, SXHT filed the statement of defense and made a counterclaim, claiming, among others, the late delivery penalties and relating losses in the total amount of approximately RMB50.5 million up to September 12, 2017. In addition, Xin Run’s bank deposits and other assets in a total amount of approximately RMB50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, Xin Run amended its claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the related interest of RMB8.86 million. On December 31, 2019, the court sentenced that the original equity transfer agreement with SXHT is invalid and both parties should return the money received.As of December 31, 2020, this lawsuit is still ongoing.

In January 2020, Xin Run appealed to higher court to request that a) SXHT to should pay the interest for the RMB 82.68 million rental it has received from the date such fund was paid by Xin Run at annualized interest rate of 4.35% in the amount of RMB 13.34 million up to January 17, 2020, b) SXHT should return business license of Beijing Zhao Du to Xin Run, c) the unpaid rental balance due to SXHT should be also waived, as the lease back agreement were signed based on the original equity transfer agreement, which was sentenced by court as invalid. And that the sentence, including the compulsory execution made the June 2019 relating to the overdue rental payment should also be withdrawn. In January 2020, SXHT also appealed to higher court to request Xin Run to pay interest for the RMB 672 million consideration from the date such fund was paid to Xin Run at annualized interest rate of 9%, in the total amount of RMB263.79 million up to December 31, 2019. As of December 31, 2020, the court has not yet made a final judgment.

As of December 31, 2020, liabilities of RMB128.89 million has been recorded for the penalty in the balance sheet under accrued expenses and other current liabilities according to the original equity transfer agreement for the late delivery. Management is of the view that these legal proceedings are still subject to final sentence, and that it is impossible at this stage to properly evaluate the outcome. Therefore, no other provision has been made for this case.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

25.	COMMITMENTS AND CONTINGENCIES

Other litigations

The Company and certain of its current and former officers and directors have been named as defendants in a shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “Central California District Court”): William Likas v. ChinaCache International Holdings Ltd. et al, Civil Action No. 2:2019-cv-06942 (C.D. Cal.) (filed on August 9, 2019). The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to the Group’s ADSs from April 10, 2015 to May 17, 2019—alleges that certain of the Group’s public statements and filings contained materially false and misleading statements or omissions in violation of U.S. securities laws. On October 2, 2019, the Central California District Court appointed a group of two purported shareholders of the Company as the Lead Plaintiff of the class. On November 13, 2019, the Central California District Court entered an order to show cause, ordering the Lead Plaintiff to explain why this action should not be dismissed for lack of prosecution because the Lead Plaintiff had not filed a proof of service regarding any defendant. On November 20, 2019, the Lead Plaintiff submitted a response to the Court’s order to show cause and requested that the Court allow the Lead Plaintiff to serve the defendants through alternative means. On December 16, 2019, the lead plaintiff submitted a motion for alternative service, requesting the Court allow the lead plaintiff to serve two defendants, namely, the Company and Ms. Fengye Gao, the Company’s former Financial Controller, through alternative means. On January 29, 2020, the Court granted the lead plaintiff’s motion for alternative service. The lead plaintiff submitted proofs of service for completing service on the Company and Ms. Fengye Gao on February 13, 2020. On February 27, 2020, the Court issued an order as requested by the Company and lead plaintiff, which order sets the lead plaintiff’s deadline to file an amended complaint on April 17, 2020. The lawsuit is still ongoing, and management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

In June 2019, a computer company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and relevant interest in a total amount of approximately RMB74.6 million. As of the date hereof, this lawsuit is still ongoing. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued most of the amount as other payables.

In June 2019, such computer company filed another lawsuit against Xin Run in the Beijing Haidian District People’s Court, requesting Xin Run to pay overdue equipment purchase payment and relevant interest in a total amount of approximately RMB40.8 million. Xin Run filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and as a result, this lawsuit is still ongoing. Management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly predict the result and potential financial impact of this pending claim, if any. However, the Company has accrued most of the amount as other payables.

In June 2019, a computer company filed a lawsuit against Xin Run requesting for the payment of equipment purchase fee and its related interest in a total amount of RMB40.8 million. Thereafter Xin Run filed a motion to dismiss the company’s counterclaim arguing that the court does not have the jurisdiction. In November 2019, the court made judgment and agreed to transfer the case to Chaoyang District Court of Beijing. In June 2019, the computer company also filed a lawsuit against Xin Run requesting for the payment of construction service fee and its related interest in a total amount of RMB58.1 million. In September 2019, the computer company altered its request for litigation with claiming extra construction fee with the amount of RMB16.5 million. Both the lawsuits are pending as of April 30, 2021. As of December 31, 2020, the Company has accrued most of the amount as other payables of approximately RMB 89.5 million. Management is of the view that these proceedings are at preliminary stages, and it is impossible at this stage to properly evaluate the outcome.

In December 2019, a technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue fees of approximately RMB38.0 million, relevant interest and costs of legal proceedings. Xin Run filed a motion to dismiss for lack of jurisdiction in January, 2020, which was granted by the court. As of March 2021, the case has been withdrawn by such technology company.

In December 2019, another technology company filed a lawsuit against Xin Run in Beijing Shunyi District People’s Court, for the alleged non-payment of construction fees of RMB65.2 million and the relating interest of RMB7.5 million. As of December 31, 2020, The Company has accrued most of the amount as other payables amounting to approximately RMB43.96 million. As of the date hereof, this lawsuit is still ongoing. The Company is currently unable to assess the likely outcomes of such proceedings. Therefore, no provision has been made for this case.

In January 2020, a technology company filed a lawsuit against Beijing Blue I.T.in the Beijing Chaoyang District People’s Court, requesting Beijing Blue I.T. to pay overdue fees of approximately RMB38.6 million, relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still pending, the Company has accrued most of the amount as accounts payable of approximately RMB 28.9 million. Management is of the view that these proceedings are at preliminary stages, and it is impossible at this stage to properly evaluate the outcome.

In March 2020, a technology company filed a lawsuit against Beijing Blue I.T. in the Hangzhou Internet Court, requesting Beijing Blue I.T. to pay overdue fees of approximately RMB15.4 million, relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still pending. The company has made full provision for bad debts.

In August 2020, Xin Run filed a lawsuit against three PRC citizens in the Beijing Tongzhou District People’s Court, requesting such PRC citizens to return the service fees of approximately RMB77.2 million, and to pay relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still ongoing, and management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. Therefore, no provision has been made for this case.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

26.	SUBSEQUENT EVENT

In addition to the information disclosed elsewhere in the financial statements, there are no subsequent events, except for litigation events disclosed in Note 25.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

ConDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	880	757	116
Prepaid expenses and other current assets, net	2,453	1,328	204

Total current assets	3,333	2,086	320

Non-current assets:
Long term investments	20,045	20,045	3,072
Investments in subsidiaries and consolidated VIEs	(603,810)	(686,847)	(105,264)

Total non-current assets	(583,765)	(666,802)	(102,192)

TOTAL ASSETS	(580,432)	(664,716)	(101,872)

LIABILITIES AND SHAREHOLDERS’ DEFECIT:
Current liabilities:
Accrued employee benefits	1,886	1,449	222
Accrued expenses and other payables	2,710	2,968	455

Total current liabilities	4,596	4,417	677

Total liabilities	4,596	4,417	677

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 436,656,529 and 436,816,529 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	338	338	44
Additional paid-in capital	1,581,064	1,581,684	242,404
Treasury stock	(15,332)	(15,332)	(2,350)
Statutory reserves	1,326	1,326	203
Accumulated deficit	(2,152,240)	(2,224,747)	(340,957)
Accumulated other comprehensive loss	(184)	(12,402)	(1,893)
Total shareholders’ deficit	(585,028)	(669,133)	(102,549)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	(580,432)	(664,716)	(101,872)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT company (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

General and administrative expenses	(8,551)	(32,232)	(11,802)	(1,809)

Operating loss	(8,551)	(32,232)	(11,802)	(1,809)

Interest income/(expense), net	5	(3)	-	-
Other income	21,662	3,430	-	-
Foreign exchange gain	4,200	1,448	13,568	2,079
Share of losses from subsidiaries and consolidated VIEs	(41,734)	(24,314)	(74,273)	(11,381)

Loss before income taxes	(24,418)	(51,671)	(72,507)	(11,111)
Income tax expense	-	-	-	-

Net loss	(24,418)	(51,671)	(72,507)	(11,111)

Foreign currency translation adjustment	(1,037)	(1,706)	(12,218)	(1,872)

Total other comprehensive loss, net of nil tax	(1,037)	(1,706)	(12,218)	(1,872)
Comprehensive loss	(25,455)	(53,377)	(85,341)	(12,983)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT company (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	(4,151)	(10,481)	(123)	(19)

Cash flows from investing activities:

Net cash provided by investing activities	-	-	-	-

Cash flows from financing activities:

Net cash used in financing activities	-	-	-	-

Net increase/(decrease) in cash and cash equivalents	4,151	(10,481)	(123)	(19)
Cash and cash equivalents at beginning of the year	1,141	8,455	880	135
Effect of foreign exchange rate changes on cash	3,163	2,906	-	-
Cash and cash equivalents at end of the year	8,455	880	757	116

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

(a)	Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries and VIEs. The Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their income as “Share of losses from subsidiaries and Consolidated VIEs” on the statements of comprehensive loss. The PRC subsidiary and VIEs have restrictions on their ability to pay dividends to the Company under PRC laws and regulations (Note 22). The subsidiaries and VIEs did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b)	Commitments

The Company does not have significant commitments or long-term obligations as of any of the periods presented.