Form 20-F
period 2021-12-31
ChinaCache International Holdings Ltd.
filed 2022-05-17
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

436,816,529 ordinary shares, par value US$0.0001 per share, as of December 31, 2021

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purpose of this annual report only:

●	“ADSs” refers to American depositary shares, each of which represents 16 ordinary shares;
●	“Beijing Blue I.T.” means Beijing Blue I.T. Technologies Co., Ltd.;
●	“Beijing Jingtian” means Beijing Jingtian Technologies Co., Ltd.;
●	“ChinaCache,” “we,” “us,” “our company,” and “our” refer to ChinaCache International Holdings Ltd., its subsidiaries and its consolidated variable interest entities;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;
●	“ChinaCache Beijing” means ChinaCache Network Technology (Beijing) Co., Limited;
●	“ChinaCache Hong Kong” means ChinaCache Networks (Hong Kong) Limited;
●	“ChinaCache Shouming” means ChinaCache Shouming Technology (Beijing) Co., Limited;
●	“RuiShen BJ” means RuiShen Technology (Beijing) Co., Ltd;
●	“ShenRong BJ” means ShenRong Technology (Beijing) Co., Limited;
●	“ShenRong HongKong” means ShenRong Technology (HongKong) Limited;
●	“ChinaCache U.S.” means ChinaCache North America, Inc.;
●	“ChinaCache UK” means ChinaCache Networks (UK) Limited;
●	“Variable interest entities,” or “VIEs,” refer to Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, four domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the four companies;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“U.S.” refers to the United States of America;
●	“U.S. GAAP” refers to generally accepted accounting principles in the U.S.;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the U.S.;
●	“Xin Run” means ChinaCache Xin Run Technology (Beijing) Co., Limited; and
●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

●	our goals and strategies;
●	our expansion plans;
●	our future business development, financial condition and results of operations;
●	the expected growth of the content and application delivery services market;
●	our expectations regarding demand for, and market acceptance of, our services;
●	our expectations regarding keeping and strengthening our relationships with customers;
●	our plans to invest in research and development to enhance our solution and service offerings; and
●	general economic and business conditions in the regions where we provide our solutions and services.

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

PART I.

VIE Structure and Risks Relating to Our Corporate Structure

ChinaCache International Holdings Ltd. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and variable interest entities, or VIEs, and VIEs’ subsidiaries. Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), is subject to significant restrictions under current PRC laws, rules and regulations. In order to provide certain value-added telecommunication services in China while ensuring compliance with PRC laws and regulations, our wholly-owned or controlled PRC subsidiaries entered into a series of contractual arrangements with the VIEs and their shareholders. The contractual agreements are designed to provide us economic exposure and control over such services to the VIEs’ value-added telecommunication services in China where PRC law prohibits, restricts or impose conditions on direct equity investment in the VIEs. For a detailed description about these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.”

As a result of such series of contractual arrangements, ChinaCache International Holdings Ltd. and its relevant wholly-owned and controlled subsidiaries become the primary beneficiary of the VIEs for accounting purposes and treat them as PRC consolidated entities under U.S. GAAP. We consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIEs. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in our ADSs are not purchasing equity interest in the VIEs or their subsidiaries but instead are purchasing equity interest in ChinaCache, a Cayman Islands holding company.

Our contractual arrangements with the VIEs and their respective shareholders have not been tested in a court of law in the PRC and foreign investors may never be allowed to hold equity interests in the VIEs and their subsidiaries under PRC laws and regulations. Chinese regulatory authorities could in the future disallow these agreements, which would likely affect our operations in China. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

We and the VIEs face various legal and operational risks and uncertainties related to doing business in China, including complex and evolving PRC laws and regulations. For example, we and the VIEs face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or PCAOB, on our independent registered public accounting firm, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our consolidated variable interest entities in China, including, among others, the value-added telecommunications operation licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for business operations in the future. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating outside the terms of our existing license, our business would be materially and adversely affected.”

Furthermore, in connection with our issuance of securities to foreign investors, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and consolidated variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks related to Doing Business in China — The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

Risks Associated with Being Based in or Having the Majority of our Operations in China

Recently, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, regulating overseas securities offering and listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may impact our ability to conduct business, accept foreign investments, or list on an U.S. or other foreign exchange.

●	On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties.
●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information of over one million users that seek for listing on a foreign stock exchange are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. In addition, the Cybersecurity Review Measures provides that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. However, the Cybersecurity Review Measures does not provide any explanation or interpretation of “affect or may affect national security”, and PRC authorities may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

●	On August 17, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO. However, as these regulations were newly issued and the governmental authorities may further enact detailed rules or guidance with respect to the interpretation and implementation of such regulations, it remains unclear whether we will be identified as a CIIO. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review.
●	On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that data processors conducting the following activities to apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC before January 31 each year. As the Draft Data Security Regulations was issued for public comments only, its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the Draft Data Security Regulations is adopted in current form, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.
●	On December 24, 2021, the CSRC, published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public consultation. Pursuant to such draft rules, PRC domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the regulatory requirements may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation or revoke relevant business or qualification licenses. However, uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation.

●	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the Guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. On October 23, 2021, the SCNPC issued the draft amendments to the Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

For a detailed description of risks related to doing business in China, see “Item 3. Key Information — D. Risk Factors — Risks related to Doing Business in China” and “Item 4. Information on the Company — B. Business Overview — Regulation” in this annual report on Form 20-F.

We and the VIEs are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We believe that our corporate structure and contractual arrangements are not in violation with the current applicable PRC laws and regulations. As of the date of this annual report, we believe that our PRC subsidiaries and the VIEs are not subject to permission requirements from the CSRC, the CAC, nor any other PRC government authorities to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds that the contractual arrangements with the variable interest entities do not comply with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.”;

●	We rely on contractual arrangements with the VIEs and their shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. We rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming, and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”;
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming, and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”; and
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Risks Associated with the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. Under the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC will prohibit our securities from being traded on a U.S. national securities exchange, or in the over-the-counter trading market in the U.S. The Public Company Accounting Oversight Board, or PCAOB, is currently unable to conduct inspections on accounting firms in the PRC without the approval of the Chinese government authorities. The auditor and its audit work in China may not be inspected fully by the PCAOB. Inspections of other auditors conducted by the PCAOB outside China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating the PRC auditor’s audits and its quality control procedures. As a result, our securities will not be permitted for trading “over-the-counter”, which would substantially impair our investor’s ability to sell or purchase our securities when they wish to do so and would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects. In June 2021, the United States Senate passed a bill that would amend the HFCAA to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCAA is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of a second consecutive annual report on Form 20-F. The process for implementing trading prohibitions pursuant to the HFCAA will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction, and such identified auditors, the PCAOB Identified Firms. The first list of PCAOB Identified Firms was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release. Our independent registered public accounting firm, Shanghai Perfect C.P.A. Partnership, is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

If our auditor is unable to meet the PCAOB inspection requirement in time, our securities will not be permitted for trading “over-the-counter”. The HFCAA also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

Transfers of Cash through Our Organizations

ChinaCache is a holding company with no operations of its own. We conduct our operations primarily through our subsidiaries, our VIEs and their subsidiaries. As a result, ChinaCache’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries and license and service fees paid by our VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to ChinaCache. In addition, our PRC subsidiaries are permitted to pay dividends to ChinaCache only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our VIEs and its subsidiaries in PRC are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Holding Company Structure.”

ChinaCache transfers cash to its wholly-owned Hong Kong subsidiaries by way of capital contribution or loans, and the Hong Kong subsidiaries transfer cash to its subsidiaries in China by way of capital contribution or loans. As ChinaCache and its subsidiaries control the VIEs through contractual arrangements, ChinaCache and its subsidiaries are not able to directly contribute capital to the VIEs and VIEs’ subsidiaries. However, ChinaCache and its subsidiaries can transfer cash to the VIEs either by providing loans or by making payments to the VIEs for inter-group transactions.

Prior to 2019, ChinaCache respectively provided RMB0.5 billion and RMB4.1 million to its subsidiaries, ChinaCache Hong Kong and ChinaCache U.S. via capital contributions and loans. ChinaCache Hong Kong then provided RMB0.5 billion to ChinaCache Beijing and Xin Run via capital contributions and loans for business operations in China. For the year ended December 31, 2019, 2020 and 2021, Beijing Blue I.T., one of our VIEs, provided RMB242.7 million, RMB38.7 million and nil of loans to ChinaCache Beijing, our WFOE, respectively. In 2021, Beijing Blue I.T. received RMB6.5 million of loans from ChinaCache Beijing.

ChinaCache has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and support our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” For PRC and U.S. federal income tax considerations of an investment in our shares, see “Item 10. Additional Information — E. Taxation.”

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.Selected Financial Data

Financial Information Related to Our Consolidated Affiliated Entities

The following table presents the condensed consolidating schedule of financial information of ChinaCache, its wholly owned subsidiaries that are the primary beneficiaries of the VIEs, and our other subsidiaries, the VIEs and the VIEs’ subsidiaries as of the dates presented.

Selected Condensed Consolidated Statements of Operations and Comprehensive Loss Data

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Revenues	—	72,500	167,246	79,120	(113,475)	205,391
Net income/(loss)	(14,472)	(4,387)	38,109	(26,087)	(7,424)	(14,261)

	For the Year Ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Revenues	—	56,368	150,336	273,894	(145,261)	335,337
Net income/(loss)	(72,507)	(6,618)	(65,240)	9,718	61,524	(73,123)

	For the Year Ended December 31, 2019
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Revenues	—	569,127	237,800	820,419	(708,718)	918,628
Net income/(loss)	(51,671)	11,663	(90,036)	60,994	16,345	(52,705)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Cash and cash equivalents	740	18,388	6,529	12,775	—	38,432
Restricted cash	—	—	1,214	5,867	—	7,081
Accounts receivable, net	—	10,043	15,166	14,509	(69)	39,649
Prepaid expenses and other current assets	1,297	810	62,754	39,864	(48,499)	56,226
Amounts due from intercompany	—	205,371	5,077,716	4,739,142	(10,022,229)	—
Assets held for sale	—	342,570	—	—	—	342,570
Property and equipment, net	—	15,291	308,847	—	(2,858)	321,280
Cloud infrastructure construction in progress	—	—	162,221	—	(5,138)	157,083
Investments in subsidiaries, our VIE and its subsidiaries	(703,779)	438,509	384,726	—	(119,456)	—
Others	20,045	17,041	40,504	13,626	(17,041)	74,175
Total assets	(681,697)	1,048,023	6,059,677	4,825,783	(10,215,290)	1,036,496

Accounts payable	—	29,957	55,891	232,662	—	318,510
Accrued employee benefits	1,415	533	5,490	20,355	—	27,793
Accrued expenses and other current liabilities	2,277	2,679	67,204	58,121	—	130,281
Other payables	—	—	902,023	—	—	902,023
Income tax payable	—	(1,461)	50,057	6,625	(9,770)	45,451
Liabilities for uncertain tax positions	—	—	40,063	4,187	—	44,250
Amounts due to intercompany	—	430,665	5,039,739	4,959,697	(10,430,101)	—
Amounts due to related parties	—	—	32,089	—	—	32,089
Current portion of long term loan	—	—	168,739	—	—	168,739
Operating lease liability, current	—	—	—	2,565	—	2,565
Liabilities held for sale	—	11,316	—	—	(2,372)	8,944
Operating lease liability, non-current	—	—	—	905	—	905
Deferred government grant - non-current	—	—	—	14,350	—	14,350
Others	—	—	31,139	—	—	31,139
Total liabilities	3,692	473,689	6,392,434	5,299,467	(10,442,243)	1,727,039
Total ChinaCache’s shareholders’ equity/(deficit)	(685,389)	574,334	(332,757)	(473,684)	232,107	(685,389)
Noncontrolling interests	—	—	—	—	(5,154)	(5,154)
Total shareholders’ equity/(deficit)	(685,389)	574,334	(332,757)	(473,684)	226,953	(690,543)
Total liabilities and shareholders’ equity/(deficit)	(681,697)	1,048,023	6,059,677	4,825,783	(10,215,290)	1,036,496

	As of December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Cash and cash equivalents	758	13,169	3,950	2,407	—	20,284
Restricted cash	—	—	2,544	8,463	—	11,007
Accounts receivable, net	—	14,916	169	51,074	—	66,159
Prepaid expenses and other current assets	1,328	1,016	122,066	39,664	(38,730)	125,344
Amounts due from intercompany	—	174,998	4,817,307	4,438,082	(9,430,387)	—
Assets held for sale	—	342,570	—	—	—	342,570
Property and equipment, net	—	15,729	349,904	2	(3,295)	362,340
Cloud infrastructure construction in progress	—	—	294,925	—	(5,137)	289,788
Investments in subsidiaries, our VIE and its subsidiaries	(686,847)	438,510	384,726	—	(136,389)	—
Others	20,045	17,475	58,791	16,185	(17,575)	94,921
Total assets	(664,716)	1,018,383	6,034,382	4,555,877	(9,631,513)	1,312,413

Accounts payable	—	10,166	63,993	257,499	—	331,658
Accrued employee benefits	1,449	89	6,978	22,367	—	30,883
Accrued expenses and other current liabilities	2,968	1,776	1,025,080	48,883	(983,712)	94,995
Other payables	—	—	23,118	—	983,712	1,006,830
Income tax payable	—	(1,596)	46,391	8,009	—	52,804
Liabilities for uncertain tax positions	—	—	40,063	4,187	—	44,250
Amounts due to intercompany	—	429,015	4,810,864	4,632,980	(9,872,859)	—
Amounts due to related parties	—	18	—	148	(140)	26
Current portion of long term loan	—	—	319,941	—	—	319,941
Operating lease liability, current	—	41	13	2,373	—	2,427
Liabilities held for sale	—	7,261	—	—	—	7,261
Operating lease liability, non-current	—	—	—	3,470	—	3,470
Deferred government grant - non-current	—	—	—	14,350	—	14,350
Others	—	—	68,807	9,209	—	78,016
Total liabilities	4,417	446,770	6,405,248	5,003,475	(9,872,999)	1,986,911
Total ChinaCache’s shareholders’ equity/(deficit)	(669,133)	571,613	(370,866)	(447,598)	246,851	(669,133)
Noncontrolling interests	—	—	—	—	(5,365)	(5,365)
Total shareholders’ equity/(deficit)	(669,133)	571,613	(370,866)	(447,598)	241,486	(674,498)
Total liabilities and shareholders’ equity/(deficit)	(664,716)	1,018,383	6,034,382	4,555,877	(9,631,513)	1,312,413

	As of December 31, 2019
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Cash and cash equivalents	880	11,708	9,406	3,936	—	25,930
Restricted cash	—	—	2,275	12,939	—	15,214
Accounts receivable, net	—	42,937	15,155	47,516	—	105,608
Prepaid expenses and other current assets	2,453	1,810	97,367	12,376	3,906	117,912
Amounts due from intercompany	—	248,433	4,455,170	4,081,166	(8,784,769)	—
Assets held for sale	—	342,267	—	—	—	342,267
Property and equipment, net	—	16,476	381,234	2,642	(3,732)	396,620
Cloud infrastructure construction in progress	—	—	297,776	—	(5,137)	292,639
Investments in subsidiaries, our VIE and its subsidiaries	(603,810)	466,740	384,726	—	(247,656)	—
Others	20,045	23,490	76,586	137,390	(17,521)	239,990
Total assets	(580,432)	1,153,861	5,719,695	4,297,965	(9,054,909)	1,536,180

Accounts payable	—	2,238	14,572	261,502	—	278,312
Accrued employee benefits	1,886	835	8,148	27,016	—	37,885
Accrued expenses and other current liabilities	2,710	1,237	1,065,804	29,765	(1,030,123)	69,393
Other payables	—	—	11,282	—	1,030,271	1,041,553
Income tax payable	—	894	39,940	7,407	—	48,241
Liabilities for uncertain tax positions	—	—	40,063	4,187	—	44,250
Amounts due to intercompany	—	541,272	4,422,339	4,293,029	(9,256,640)	—
Amounts due to related parties	—	19	8	140	(140)	27
Current portion of long term loan	—	—	320,000	—	—	320,000
Operating lease liability, current	—	850	877	40,155	—	41,882
Liabilities held for sale	—	5,131	—	—	—	5,131
Operating lease liability, non-current	—	4,915	17	117,428	—	122,360
Deferred government grant - non-current	—	—	—	14,350	—	14,350
Others	—	—	102,271	302	—	102,573
Total liabilities	4,596	557,391	6,025,321	4,795,281	(9,256,632)	2,125,957
Total ChinaCache’s shareholders’ equity/(deficit)	(585,028)	596,470	(305,626)	(497,316)	206,472	(585,028)
Noncontrolling interests	—	—	—	—	(4,749)	(4,749)
Total shareholders’ equity/(deficit)	(585,028)	596,470	(305,626)	(497,316)	201,723	(589,777)
Total liabilities and shareholders’ equity/(deficit)	(580,432)	1,153,861	5,719,695	4,297,965	(9,054,909)	1,536,180

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Net cash provided by/(used in) operating activities	(17)	5,820	63,733	7,279	—	76,815
Net cash generated from/(used in) investing activities	—	(34)	(26,632)	502	—	(26,164)
Net cash provided by/(used in) financing activities	—	—	(28,449)	—	—	(28,449)

	For the Year Ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Net cash provided by/(used in) operating activities	(123)	4,104	71,406	7,214	—	82,601
Net cash generated from/(used in) investing activities	—	701	(49,782)	(3,255)	—	(52,336)
Net cash provided by/(used in) financing activities	—	(5,961)	(35,506)	—	—	(41,467)

	For the Year Ended December 31, 2019
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Net cash provided by/(used in) operating activities	(10,481)	(37,142)	152,336	4,231	—	108,944
Net cash generated from/(used in) investing activities	—	31,308	(72,365)	5,379	—	(35,678)
Net cash provided by/(used in) financing activities	—	11,721	(90,173)	—	—	(78,452)

The following table presents the selected consolidated financial information of our company. Our selected consolidated financial data presented below for the years ended December 31, 2019, 2020 and 2021 and our balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data presented below for the year ended December 31, 2017 and 2018 and our balance sheet data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Net Revenues:
Third party customers	852,568	922,591	918,628	335,337	205,391	32,230
Total Net Revenues:	852,568	922,591	918,628	335,337	205,391	32,230
Cost of revenues (1)(2)	(781,822)	(666,162)	(689,820)	(235,889)	(156,390)	(24,541)
Gross profit	70,746	256,429	228,808	99,448	49,001	7,689
Other operating income loss (income)	(19,483)	(27,352)	(29,176)	(23,943)	1,339	210
Operating expenses:(1)
Sales and marketing expenses (1)	(61,770)	(36,428)	(36,059)	(22,174)	(22,316)	(3,502)
General and administrative expenses (1)	(142,721)	(128,331)	(152,160)	(65,943)	(55,905)	(8,773)
Provision for (recovery) of provision doubtful accounts receivable	(17,514)	(1,050)	(8,449)	2,121	(70,426)	(11,051)
Transaction tax on assets transfer	—	—	—	—	—	—
Research and development expenses (1)	(81,748)	(68,412)	(54,059)	(10,729)	(262)	(41)
Impairment of long-lived assets	(21,757)	—	—	(13,448)	(114)	(18)
Impairment of long-term investment	(3,690)	—	—	—	—	—

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for shares, per share and per ADS data)
Consolidated Statement of Operations and Comprehensive Loss Data:

Operating loss	(277,937)	(5,144)	(51,095)	(34,668)	(98,683)	(15,486)
Gain from disposal of a subsidiary	—	—	18,285	—	—	—
Interest income	1,430	354	181	96	329	52
Interest expense	(18,665)	(33,543)	(49,924)	(44,216)	(45,691)	(7,170)
Financial expenses - fee	—	—	—	—	—	—
Other income (expense), net	(5,303)	8,331	36,367	(7,896)	135,997	21,341
Foreign exchange gain (loss)	(11,043)	4,200	1,448	13,567	(6,110)	(959)
Loss before income taxes	(311,518)	(25,802)	(44,738)	(73,117)	(14,158)	(2,222)
Income tax expense	(59,648)	(11)	(7,967)	(6)	(103)	(16)
Net loss	(371,166)	(25,813)	(52,705)	(73,123)	(14,261)	(2,238)
Net loss attributable to the non-controlling interest	(2,005)	(1,395)	(1,034)	(616)	211	33
Net loss attributable to the Company’s shareholders	(369,161)	(24,418)	(51,671)	(72,507)	(14,472)	(2,271)
Loss per ordinary share:
Basic and diluted	(0.87)	(0.06)	(0.12)	(0.17)	(0.03)	(0.01)
Loss per ADS
Basic and diluted	(13.92)	(0.96)	(1.92)	(2.66)	(0.53)	(0.08)
Shares used in basic and diluted loss per share computation	425,589,746	426,809,567	436,649,822	436,763,196	436,816,529	436,816,529

(1)Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	490	551	211	79	11	2
Sales and marketing expenses	254	220	83	32	5	1
General and administrative expenses	9,630	2,262	1,114	367	48	7
Research and development expenses	562	1,124	483	176	24	4
Total share-based compensation expenses included in cost of revenues and operating expenses	10,936	4,157	1,891	654	88	14

(2)Includes amount to a related party of nil, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

A summary of our selected consolidated balance sheet data is as follows:

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	106,708	41,127	25,930	20,284	38,432	6,031
Restricted Cash	—	5,461	15,214	11,007	7,081	1,111
Accounts receivable, net	161,043	210,476	105,608	66,159	39,649	6,222
Prepaid expense and other current assets	212,984	169,635	117,912	125,344	56,226	8,823
Assets held for sale	581,731	581,350	342,267	342,570	342,570	53,757

Total current assets	1,064,491	1,010,747	607,443	565,811	483,958	75,944
Property, plant and equipment, net	53,326	415,067	396,620	362,340	321,280	50,416
Cloud infrastructure construction in progress	416,352	289,280	292,639	289,788	157,083	24,650
Operating lease right-of-use asset	—	—	131,408	5,869	3,400	534
Total assets	1,606,035	1,845,869	1,536,180	1,312,413	1,036,496	162,650
Accounts payable	367,924	339,263	278,312	331,658	318,510	49,981
Other payables	1,254,375	1,403,854	1,041,553	1,006,830	902,023	141,547
Current portion of long-term borrowings	32,642	58,355	320,000	319,941	168,739	26,479
Liabilities held for sale	3,888	7,991	5,131	7,261	8,944	1,404
Total current liabilities	1,887,363	2,015,567	1,913,033	1,916,316	1,680,645	263,730
Total liabilities	2,106,942	2,385,847	2,125,957	1,986,911	1,727,039	271,010
Total shareholders’ deficit	(500,907)	(539,978)	(589,777)	(674,498)	(690,543)	(108,360)

Exchange Rate Information

A significant portion of our operations are conducted in China and our revenues are mainly denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2021. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

Period	Period End	Average (1)	Low	High
2017	6.5063	6.7350	6.4773	6.9575
2018	6.8755	6.6292	6.2649	6.9737
2019	6.9618	6.9013	6.6822	7.1786
2020	6.5250	6.8877	6.5236	7.1316
2021	6.3726	6.4382	6.3435	6.5716

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Business and Industry

We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

We have had net losses in recent years. For the three years ended December 31, 2019, 2020 and 2021, our net loss was approximately RMB52.7 million, RMB73.1million and RMB14.3 million (US$2.2 million), respectively. As of December 31, 2021, we had an accumulated deficit of RMB2,239.2 million (US$351.4 million) and a deficit in working capital of RMB1,530.3 million (US$240.1 million) excluding net assets held for sale. In 2021, we had net cash provided by operating activities of RMB76.8 million (US$12.1 million), net cash used in investing activities of RMB26.2 million (US$4.1 million) and net cash used in financing activities of RMB28.4 million (US$4.5 million). We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

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

We invested heavily in capital equipment and infrastructure. For example, had capital expenditures of RMB59.8 million, RMB53.8 million and RMB29.7 (US$4.7 million) in 2019, 2020 and 2021, respectively, which relate to our additions of intangible assets, property and equipment as well as construction in progress. Furthermore, our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

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

For CDN operations, the profitability may be affected by our service stability of the bandwidth resource. With the minimum points of bandwidth committed to the telecommunication carriers, the optimal deployment of customer’s bandwidth consumption will affect the operation efficiency.

If we are unable to attract new customers or to retain existing customers, our revenues may decline.

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We typically sell our CDN services pursuant to service agreements that are generally one year in duration. Although most of our service agreements contain renewal provisions, our customers have no obligation to renew the contracts after the expiration of their initial commitment period, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, some of our service agreements provide that customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements under certain circumstances. This, in addition to the changing competitive landscape in our market, means that we may not accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels. In 2019, 2020 and 2021, 9.5%, 95.4% and 75.2%, respectively, of our total number of customers decided not to renew their contracts with us. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer.

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

The market for content and application delivery services is characterized by rapidly changing technology, evolving customer needs and requirements, and frequent new product and service introductions. Our results of operations depend on our ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. We don’t have significant resources to developing new services or enhancements to our existing services. Furthermore, we may not successfully execute our technology initiatives or our new services initiatives because of unexpected complexities in planning or timing, technical hurdles that we fail to overcome in a timely manner, misunderstandings about market demand or a lack of appropriate resources. This may in turn materially and adversely affect our results of operations. Failures in execution or market acceptance of new services we introduce could also result in competitors providing those solutions before we do, which could lead to loss of market share, revenues and earnings.

We may continue to record impairments charges in the future.

If our business conditions deteriorate, our long-lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the fair value. In the year ended December 31, 2020 and 2021, we did bear an impairment of long-lived assets. Meanwhile, we cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but not limited to, a sustained decline in the price of our securities, strategic decisions made in response to changes in economic and competitive conditions, any material adverse change in our relationship with significant customers or the impact of the economic environment on our customer base. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

During any given fiscal period, a relatively small number of customers typically account for a significant percentage of our revenue. Our five largest customers contributed 76.6%, 57.6% and 48.4% of our total net revenues for the years end December 31, 2019, 2020 and 2021, respectively. Our large customers may decrease the amount of services they purchase from us, ask for price reduction or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

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

There can be no assurance that we will be able to secure communications and storage capacity on commercially acceptable terms, and that we are adequately prepared for unplanned network interruptions. Furthermore, the changes in regulatory environment and the operating policies of the telecommunications carriers could also adversely affect our business relationships with telecommunications carriers and third-party service providers. If we are unable to obtain transmission capacity on terms commercially acceptable to us or at all, our business and financial results could suffer.

Generally speaking, system disruptions in the networks of certain regional telecommunications carriers and ISPs affect the technical ability to provide our services. Some telecommunications carriers or ISPs may also take measures, such as the deployment of filters that could degrade, disrupt or increase the cost of our or our customers’ access to networks operated by them. Telecommunications carriers and ISPs could also decide to limit or prohibit the use of their networks to support or facilitate services, or charge additional fees, our customers or end-users in connection with our services. Third-party suppliers may not be able to meet our demand for servers or other equipment in a timely manner. In addition, any servers in numerous third-party co-location facilities, system outages or other disruptions in these third-party facilities could constrain our ability to deliver our services. Any of these interruptions, interferences or restrictions could result in a loss of existing customers, increased costs and impairment of our ability to attract new customers, thereby harming our revenues and growth.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

As the COVID-19 epidemic in China has been gradually brought under control, the potential of the production, investment and consumption will be released again. Nevertheless, an underlying structural slowdown will weigh on the economy in 2021, not only for China, but also for the world. With the OECD warning the virus presents the biggest danger to the global economy since the 2008 financial crisis. The world may face a recession. Businesses are dealing with lost revenue and disrupted supply chains due to China’s factory shutdowns. China is the world’s second-largest economy and leading trading nation, so economic fallout for COVID-19 also threatens global growth.

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

Our business is dependent on providing our customers with fast, efficient and reliable delivery of internet content and applications. Many of our customers depend on our services to operate their businesses. Consequently, any disruption of our services could have a material impact on our customers’ businesses. Our network or services could be disrupted by numerous events, including natural disasters, power losses, changes in our service providers’ practices and failure of our software or network. From time to time, we need to correct errors and defects in our platform software or in other aspects of our network. There may be errors and defects originating with third-party networks or software on which we rely that harm our ability to deliver our services. We may also experience disruptions caused by software viruses or other attacks by unauthorized users. Despite our significant capital investments, we may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in our services. Any widespread interruption of the functioning of our networks and related services for any reason would reduce our revenues and could harm our business and financial results. In 2016, the internet connection at one of our third-party co-location facilities was interrupted for several hours and as a result our services to certain customers were affected. This is a one-time incident and did not have any material impact on our business or results of operation. In 2019, the internet connection at our IDC was interrupted twice due to municipal infrastructure constructions, our services to certain customers were affected for several hours, which did not cause any material impact on our business or results of operation. In 2021, there was no such unplanned interruption happened. If in the future similar incidents or a more widespread interruption occurred or if we failed to deliver internet services and applications to users as expected during a high-profile media event or well-publicized circumstance, our reputation could be severely damaged. Moreover, any disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

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

Our services are complex and are designed to be deployed in and across numerous large and complex networks. Our network must perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more resources we will need to invest in additional network capacity and support. Business expansion is expensive and complicated and could result in inefficiencies, operational failures or defects in our network and related software. If we do not expand successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and user experience could decline. These occurrences could damage our reputation and lead to a loss of current and potential customers. Cost increases or the failure to accommodate increased traffic or these evolving business demands without disruption could harm our results of operations and financial condition.

If we fail to manage future growth effectively, our business and results of operations could be adversely affected.

Starting from 2015, we have spent significantly on the continued development of internet data centers in order for the company to enhance its capability to offer CDN, IDC, cloud hosting, or a portfolio of service packages. The planned service capability enhancement initiatives have placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. Our planned service enhancement requires us to rapidly build up a wealth of knowledge on the targeted service offering and at the same time offer consistent and high-quality service to customers for existing business. Our future results of operations depend to a large extent on our ability to manage this technical enhancement successfully. Risks that we face in undertaking this expansion include:

●training new sales personnel to become productive and generate revenue;
●controlling expenses and investments in anticipation of expanded operations;
●implementing and enhancing our network;
●launching new products and services; and
●addressing new markets.

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

Our results of operations may fluctuate as a result of various factors, many of which are outside of our control. These fluctuations are often not seasonable but could result in significant volatility in, and otherwise adversely affect, the market price of our ordinary shares. Fluctuations in our results of operations may be due to a number of factors, including:

●	our ability to increase sales to existing customers and attract new customers;
●	the loss of major customers, or a significant variation in their use of our services;
●	service outages or security breaches;

●	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and network;
●	the occurrence of significant events in a particular period that results in an increase in the use of our services, such as a major media event or a customer’s online release of a new or updated video game;
●	changes in our pricing policies or those of our competitors;
●	share-based compensation expenses associated with attracting and retaining key personnel;
●	limitations of the capacity of our platform and related systems;
●	the timing of costs related to the development or acquisition of technologies, services or businesses;
●	general economic, industry, market and regulatory conditions and those conditions specific to internet usage and online businesses;
●	reduced usage of our services by our customers. and
●	the results of the legal proceedings involving Xin Run and Beijing Federation of Supply and Marketing Cooperatives (“BFSMC”) and other unresolved material legal proceedings as described further below.

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

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 57 PRC patents, two U.S. patents, 67 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

Maintaining and enhancing the value of our “ChinaCache” and “Blue I.T.” brands is important to attract customers. Our success in maintaining brand awareness and recognition in the content and application delivery services market in China will depend on our ability to consistently provide high-quality, value-added services and solutions. We plan to continue to focus our efforts to establish a wider recognition of our “ChinaCache” and “Blue I.T.” brands to attract potential customers, which may require additional marketing resources. We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition and appeal. If we fail to maintain a strong brand identity, our business and financial results may be adversely impacted.

If we are required to seek additional funding, such funding may not be available on commercially acceptable terms, if at all.

We may need to obtain additional funding due to a number of factors beyond our control, including a shortfall in revenues, increased expenses, increased investment in capital equipment or the acquisition of significant businesses or technologies. In addition, although we have completed building constructions for our cloud infrastructure, we may need to incur substantial investments in the future to equip the buildings with hardware according to potential customers’ specifications. Also, we utilized the funds prepaid by People.cn and BFSMC, for the construction of the buildings to be sold to People.cn and BFSMC, respectively. Under our agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Thereafter we filed a motion to dismiss the counterclaim of BFSMC’s subsidiary arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was rejected and Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. The court rendered a judgment on the case on December 31, 2019, which ruled that: (i) certain agreements in relation to such sales of data center buildings (including the cooperation agreement dated as of December 30, 2014, the supplementary agreement dated as of February 26, 2015, the official correspondence dated as of May 5, 2016 and the escrow agreement dated as of July 20, 2017) should be null and void; (ii) Xin Run should repay such BFSMC’ subsidiary in an amount of RMB672 million, which is the consideration paid by such BFSMC’ subsidiary to Xin Run; (iii) such BFSMC’ subsidiary should transfer 100% of the equity securities of Zhao Du to Xin Run, and should repay Xin Run the amount of approximately RMB82.7 million, which is the rent paid by Xin Run to such BFSMC’ subsidiary; (iv) confirmed that such BFSMC’ subsidiary has legal title to the funds with an amount of RMB105.6 million deposited in the escrow account. Both Xin Run and such BFSMC’ subsidiary had appealed the judgment to a higher court, and on September 16, 2021, the court dismissed the appeals of both Xin Run and the subsidiary of BFSMC. Both Xin Run and the subsidiary of BFSMC have applied to the competent court for compulsory execution of the foregoing court decision.

In October 2017, the foregoing subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. The second instance of this case has been completed. Unfortunately, we lost, and the court ruled that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision, and Xin Run has filed an application for suspension of such compulsory execution in December, 2019 to the Shunyi District Court of Beijing. Xin Run submitted an application for retrial of the foregoing lawsuit to the Beijing Intermediate People’s court. The retrial has been accepted in December 2021 and the execution of the original court decision has been suspended. As of the date hereof, this lawsuit is still ongoing.

In addition, in June 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Xin Run filed a motion to dismiss for lack of jurisdiction. However, we were notified by the court that our motion was rejected. In January 2020, Xin Run has filed an application for suspension of such lawsuit. The subsidiary of BFSMC withdrew its claims in September 2021.

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

The Enterprise Income Tax Law, effective as of January 1, 2008, as amended on December 29, 2018, permits certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other financial or non-financial criteria to enjoy a reduced 15% enterprise income tax rate subject to certain qualification criteria. In November 2013, ChinaCache Beijing obtained the certificate of “high and new- technology enterprise” jointly issued by the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation, and has since then continued to qualify as a “high and new- technology enterprise” and been entitled to a reduced income tax rate of 15%. Effectively starting from 2016, ChinaCache Beijing has been recognized as a “high and new technology enterprise” and became eligible for a preferential tax rate of 15% till 2022, which is subject to renewal by then.

Effectively starting from 2012, Beijing Blue I.T. has been was recognized as a “high and new technology enterprise” and was eligible for a preferential tax rate of 15% effectively till October, 2021.

For the year ended December 31, 2021, our other PRC subsidiaries would be subject to an enterprise income tax rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) or twenty five percent (25%) of their income from tax, depending on their annual taxable income, and enjoy a reduced enterprise income tax rate of 20%. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC.”

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded that we maintained effective internal control over financial reporting as of December 31, 2021, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our securities. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any material control weakness that may be identified in the future.

We have granted, and may continue to grant, stock options and restricted share units under our stock incentive plans, resulting in increased share-based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011. As of December 31, 2021, there were outstanding options to purchase 21,237,053 of our ordinary shares and 68,665,520 vested restricted share units granted in accordance with these plans. See “Item 6 Directors, Senior Management and Employees — B. Compensation — Stock Incentive Plans.” For the years ended December 31, 2019, 2020 and 2021, we recorded RMB RMB1.9 million, RMB0.7 million and RMB0.09 million (US$0.01 million), respectively, in share-based compensation expenses for employees. If we grant more stock options or restricted share units to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our results of operations. However, if we do not grant stock options or restricted share units or reduce the number of stock options or restricted share units that we grant, we may not be able to attract and retain key personnel.

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

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws, including China’s anti-corruption laws. Our company policies strictly prohibit any such conduct and require that we the Company, our employees and intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any businesses that we may acquire. We provide a portfolio of services and solutions to government agencies in China. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found to be not in compliance with the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities or officials, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer sales and access to end-user access networks, and lead to other adverse impacts on our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds that the contractual arrangements with the variable interest entities do not comply with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications business, except for those engaged in e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors in accordance with the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective on January 1, 2022 and replaced the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2020 Version), and other applicable laws and regulations. In addition, on January 31, 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing lifts foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. Nevertheless, since the local authorities in Beijing has not promulgated detailed implementing rules or guidelines as of the date of this annual report, it remains uncertain as to the interpretation and implementation of this new policy in many aspects, such as whether the abovementioned requirements provided by the Foreign Investment Telecommunications Rules for a major foreign investor and the MIIT approval will still apply in Beijing.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries, ChinaCache Beijing, Xin Run and RuiShen BJ, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our content and application delivery total solution business and the other telecommunications-related businesses in China through a set of contractual arrangements with each of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming, and ShenRong BJ and their respective shareholders. These contractual arrangements provide us with effective control over Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ , and enable us to receive substantially all of the economic benefits of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming, and ShenRong BJ in consideration for the services provided by our wholly-owned and controlled PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming, and ShenRong BJ when permissible under PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value and become worthless, if we are unable to assert our contractual control right over the assets of our wholly-owned and controlled PRC subsidiaries and the consolidated variable interest entities that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government authorities that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with the consolidated variable interest entities, including but not limited to Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming, and ShenRong BJ. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

In the opinion of Han Kun Law Offices, our PRC legal counsel, based on its understanding of the relevant laws and regulations, except as otherwise disclosed herein (i) the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations;  (ii) each of the documents currently effective under the contractual arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the above circular, and the Telecommunications Regulations of the PRC. Accordingly, there can be no assurance that the PRC regulatory authorities that regulate providers of content and application delivery services and other participants in the telecommunications industry, in particular, the MIIT, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If our corporate and contractual structure is deemed by the relevant PRC regulatory authorities to be illegal, either in whole or in part, we may have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down a portion or all of our networks and servers;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to restructure our corporate and contractual structure;

●	restricting or prohibiting our use of the proceeds from a public offering to finance our PRC consolidated variable interest entities’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be non-compliant with PRC laws and regulations. We also cannot be certain that equity interests in the variable interest entities will be disposed of in accordance with the contractual arrangements among our PRC subsidiaries, the variable interest entities and the nominee shareholders of the variable interest entities. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entities or our right to receive substantially all the economic benefits and residual returns from the variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entities in our consolidated financial statements. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs that conduct all or substantially all of our operations. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned or controlled subsidiaries in China or the variable interest entities or their subsidiaries. For the years ended December 31, 2019, 2020 and 2021, our consolidated variable interest entities contributed most of our total net revenues.

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

We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming, and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center service and other telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned or controlled PRC subsidiaries, the variable interest entities and their shareholders. We do not have any equity interest in the consolidated variable interest entities. However, as a result of these contractual arrangements, we have consolidated the financial information of the consolidated variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. We rely on contractual arrangements with our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, and their respective shareholders, to operate our business in China. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Our Consolidated Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. Under the current contractual arrangements, as a legal matter, if our consolidated variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system and we may incur substantial costs and expend significant resources in pursuing such enforcement actions.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of an variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the variable interest entities. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant valiable interest entities into our consolidated financial statements in accordance with the U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We conduct our operations in China through contractual arrangements among us, our wholly-owned and controlled PRC subsidiaries, the variable interest entities and their shareholders and we rely on the shareholders of the variable interest entities to abide by the obligations under such contractual arrangements. The shareholders of our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, are also the founders, directors, executive officers, employees or shareholders of our company. The interests of these individuals as the shareholders of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ may differ from the interests of our company as a whole, as what is in the best interests of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming or ShenRong BJ may not be in the best interests of our company. Conflicts of interests between their roles may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated variable interest entities to breach the existing contractual arrangements, and they may refuse to renew the existing contractual arrangements with us. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our two consolidated variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand; provided that we could, at all times, exercise our option under the relevant exclusive option agreement to cause them to transfer all of their equity ownership in the VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIEs as provided under the power of attorney, directly appoint new directors of the VIEs. We rely on the shareholders of the variable interest entities to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company also owes to the company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

We may lose the ability to use and enjoy assets held by the variable interest entities that are material to the operation of certain portion of our business if the variable interest entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the variable interest entities, the variable interest entities and their subsidiaries hold certain assets that are material to the operation of our business, including intellectual property and premises and licenses. If the variable interest entities go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the variable interest entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations. As of the date hereof, three companies have applied to competent court and request declaration of the bankruptcy liquidation of Xin Run. Please refer to “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information.

If the chops of our PRC subsidiaries and the VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We conduct our business in China primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

PRC government has also recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the PRC State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. See “— Risks Related to Doing Business in China — The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” In addition, the PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen regulation over illegal securities activities and the supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC, published draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public consultation. Pursuant to such draft rules, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the regulatory requirements may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation or revoke relevant business or qualification licenses. However, as of the date of this annual report, there is no timetable as to when these drafts will be enacted. Uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation.

As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC, CAC or any other PRC governmental authorities. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that filings with or approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to complete the filings or obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to complete the filings or seek approval from CSRC or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the ADSs.

PRC government has significant oversight over the conduct of our business. The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and our VIEs in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs.

The PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, on July 6, 2021, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, among which it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of relevant domestic industry regulatory authorities and other regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. There is no assurance that any new rules or regulations promulgated in the future will impose additional requirements on us. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, which require that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company will be subject to administrative penalties such as warnings, fines, suspension of relevant business or operations, and revocation of licenses and permits, and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may also be subject to administrative penalties such as warnings and fines. On the same day, the CSRC also issued the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments), or the Draft Filing Measures, which, among others, set forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing. The period for which the CSRC solicits comments on the Draft Overseas Listing Provisions and the Draft Filing Measures ended on January 23, 2022. As the Draft Overseas Listing Provisions and the Draft Filing Measures are not adopted as of the date of this annual report, and it remains unclear whether the formal version adopted in the future will have any further material changes, there remains substantial uncertainties as to how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and our future overseas offerings.

In addition, on November 14, 2021, the CAC published the Draft Data Security Regulations for public comments, according to which, among others, a foreign listing of data processors processing personal information of over one million users and listing in Hong Kong by data processors that affects or may affect national security must apply for cybersecurity review. As the Draft Data Security Regulations have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us. In addition, on December 28, 2021, the CAC and several other PRC government authorities jointly issued the Cybersecurity Review Measures, according to which, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information of over one million users that seek for listing on a foreign stock exchange are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. The Cybersecurity Review Measures also provides that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The Cybersecurity Review Measures took effect on February 15, 2022. However, the Cybersecurity Review Measures does not provide any explanation or interpretation of “affect or may affect national security”, and PRC authorities may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC, or any other PRC government authorities for our overseas offerings. If the CSRC, CAC, or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals or complete filing procedures with them for our future overseas offerings, we may be unable to obtain such approvals or complete such filing procedures in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained or completed. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We cannot rule out the possibility that the PRC government will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

In April 2007, the General Administration of Press and Publication of China, now the State Administration of Radio, Film and Television, or SARFT, and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators in an effort to curb addictive game play behaviors of minors under the age of eighteen. In addition, it is also possible that the PRC government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. The implementation of these regulations may discourage or otherwise prevent or restrict minors from playing online games, which could limit the growth of online game operators, one of our key customer groups, thus adversely affecting our business and results of operations.

The SARFT and the MIIT issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that only entities wholly owned or controlled by state-owned enterprises may apply for the “Internet Audio-Video Program Operating License” to engage in the production, editing, integration or consolidation, and transfer to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. In addition, the Internet Audio-Video Program Measures require that, when providing signal transmission for internet Audio-Video programs, network operators are obligated to examine the licenses or permits of the internet Audio-Video Programs service providers and must provide internet access services within the scope of such licenses or registration documents. The Internet Audio-Video Program Measures further provide that no entity may provide signal transmission, internet data center services, fee collection or other financial or technical services to internet Audio-Video Programs service providers that do not have applicable licenses or permits. Although we do not provide audio-video programs on our own, our content and application delivery total solutions include provision of technical assistance to customers, social networking operators in particular, in the uploading and transmission of user-generated content, including audio-video programs. There are significant uncertainties relating to the interpretation and implementation of the internet Audio-Video Program Measures. Accordingly, if we are required to verify our customers’ internet Audio-Video Program Operating Licenses, such requirements may impose additional obligations on us, which may increase our expenses and adversely affect our business and results of operations. Any of these factors could cause significant disruption to our operations and may materially and adversely affect our business, financial condition and results of operations.

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

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council effective from September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications business,” which refers to a business that provides public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to a business that provides telecommunications and information services through the public network infrastructure. Pursuant to the VAT license issued to Beijing Blue I.T. by the MIIT on January 13, 2020, Beijing Blue I.T. is permitted to carry out its domestic fixed-network data transmission business, internet data center business (excluding internet resource coordination service), content delivery network business, its domestic internet virtual private networks business and internet access service business under the first category of “value-added telecommunications business”. Pursuant to the VAT license issued to ChinaCache Shouming by the MIIT on November 28, 2018, ChinaCache Shouming is permitted to carry out its internet data center business (excluding internet resource coordination service) and internet access service business under the first category of “value-added telecommunications business”. ChinaCache Shouming also holds a VAT license with an effective term until February 20, 2024, pursuant to which ChinaCache Shouming is permitted to carry out the internet access business in Beijing. Pursuant to the VAT license issued to ShenRong BJ by the MIIT on June 29, 2020, ShenRong BJ is permitted to carry out its domestic fixed-network data transmission business, internet data center business, content delivery network business, its domestic internet virtual private networks business and internet access service business (excluding internet access service for internet users).

On January 17, 2017, the MIIT issued a Circular on Clearing up and Regulating the Internet Access Service Market, or MIIT Circular No. 32, aiming to regulate illegal operations in the field of internet data center (IDC) service, internet access (ISP) service and content delivery network (CDN) service business. In particular, the MIIT Circular No. 32 reiterates that an entity is prohibited from operating any of the IDC, ISP or CDN services without proper telecommunication business operation permit, or engaging in activities beyond the permitted business scope or permitted geographical scope specified on its operation permit, nor shall a qualified telecommunication business operator lease or transfer its qualification or resources to an unauthorized entity in the form of technology cooperation or in other disguised form. In addition, pursuant to the MIIT Circular No. 32, if an entity had obtained a VAT License for IDC service business prior to the implementation of the Catalog of Telecommunications Business (2015 Version) and has actually engaged in CDN service or internet resource coordination business, it must undertake in a written commitment to the issuing authority of its VAT License by March 31, 2017 that it will satisfy relevant requirements for CDN service or internet resource coordination service, as applicable, and obtain the corresponding VAT License by the end of 2017. If it fails to obtain the VAT License by the deadline, it must cease to operate the CDN service and internet resource coordination service business from January 1, 2018. If an entity fails to submit the above commitment by March 31, 2017, it shall be refrained from engaging in CDN service and internet resource coordination service since April 1, 2017. Beijing Blue I.T. had submitted the written commitment on March 30, 2017 in compliance with the relevant requirement and has obtained the relevant VAT License for CDN services issued by MIIT on September 18, 2017, which was subsequently amended on February 7, 2018, January 10, 2019, June 26, 2019 and January 13, 2020. ShenRong BJ has obtained its VAT License for CDN services issued by MITT on June 29, 2020.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

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

Moreover, if any of ChinaCache Beijing, Xin Run and RuiShen BJ incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of ChinaCache Beijing, Xin Run or RuiShen BJ to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

We and our PRC resident employees who participate in our stock incentive plan are subject to these regulations. We have registered our 2007 Stock Incentive Plan, 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2011 Share Incentive Plan with Beijing branch of SAFE. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Employee Stock Options Granted by Listed Companies.”

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

Our shares may not be permitted for trading “over-the-counter” under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China, which may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The PCAOB is currently unable to conduct inspections on accounting firms in the PRC without the approval of the Chinese government authorities. The auditor and its audit work in the PRC may not be inspected fully by the PCAOB. Inspections of other auditors conducted by the PCAOB outside China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating the PRC auditor’s audits and its quality control procedures. As a result, our shares may not be permitted for trading “over-the-counter”, which would have a material adverse impact on our business, financial condition and prospects.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. In addition, the documentation we may be required to submit to the SEC proving certain beneficial ownership requirements and establishing that we are not owned or controlled by a foreign government in the event that we use a foreign public accounting firm not subject to inspection by the PCAOB or where the PCAOB is unable to completely inspect or investigate our accounting practices or financial statements because of a position taken by an authority in the foreign jurisdiction could be onerous and time consuming to prepare. The HFCAA mandates the SEC to identify issuers of SEC-registered securities whose audited financial reports are prepared by an accounting firm that the PCAOB is unable to inspect due to restrictions imposed by an authority in the foreign jurisdiction where the audits are performed. If such identified issuer’s auditor cannot be inspected by the PCAOB for three consecutive years, the trading of such issuer’s securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

Any of these actions, or uncertainties in the market about the possibility of such actions, could adversely affect our access to the U.S. capital markets and the price of our shares.

Future developments in respect of increase U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures. Other developments in U.S. laws and regulatory environment, including but not limited to executive orders such as Executive Order (E.O.) 13959, “Addressing the Threat from Securities Investments That Finance Communist Chinese Military Companies,” may further restrict our ability to complete a business combination with certain China-based businesses.

If our auditor is unable to meet the PCAOB inspection requirement in time, our shares will not be permitted for trading “over-the-counter”, which would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated would have a negative impact on the price of our shares and could have a material adverse impact on our business, financial condition and prospects.

Risks Related to Our Securities

The market price for our securities may continue to be volatile.

The market price for our securities may be highly volatile and subject to wide fluctuations in response to factors including the following:

●	variations in our actual and perceived operating results, especially during this time when the COVID-19 pandemic poses a threat;

●	actual or anticipated fluctuations in our quarterly results of operations;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;
●	changes in the operating performance or market valuations of other internet content and application delivery service businesses or other internet-related businesses;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between the RMB and U.S. dollar;
●	intellectual property litigation;
●	general economic or political conditions in China and the U.S.;
●	changes in governmental regulations; and
●	detrimental negative publicity about us, our products and services, our financial results or our compliance with applicable law.

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

If our shareholders sell substantial amounts of our securities, including shares issued upon the exercise of employee stock options, or if the perception exists that our shareholders may sell a substantial number of our securities, the market price of our securities may fall. Any substantial sales of our securities in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and upon terms and conditions we deem appropriate.

We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We defended against the shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information — Legal Proceedings — Litigation”. We may become subject to similar lawsuits from time to time. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Depending upon the value of our assets, the market value of our ADSs and securities and the nature of our assets and income, we could be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. Based on our income and assets and the value of our securities, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations — General”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the securities and on the receipt of distributions on the securities to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of securities if we are or become classified as a PFIC. For more information, see “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

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

In January 2020, we incorporated ChinaCache RuiShen Technology (Beijing) Co., Ltd., a wholly-owned subsidiary of ShenRong HongKong.

In January 2020, we obtained control over ShenRong Technology (Beijing) Co., Limited through contractual arrangement.

In April 2020, ChinaCache Assets LLC was dissolved.

In October 2020, we incorporated ChinaCache (Hong Kong) Limited, or ChinaCache HK, a wholly-owned subsidiary of ChinaCache Networks (UK) Limited.

Our headquarters are located at No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone Shunyi District, Beijing, China. Beijing Blue I.T. currently has six branch offices in Beijing, Shanghai, Shenzhen, Guangzhou, Wuhan and Shenyang. ChinaCache Beijing currently has two branch offices in Tianjin, and Xin Run currently has one branch office in Tianjin. In addition to ChinaCache U.S. and ChinaCache UK, we have five other subsidiaries outside of mainland China, namely ChinaCache Hong Kong, established in Hong Kong in November 2012, Metasequoia Investment Limited, established in the British Virgin Islands in March 2012, JNet Holdings Limited, established in the British Virgin Islands in September 2007, ShenRong HongKong, established in Hong Kong in December 2019, and ChinaCache (Hong Kong) Limited, established in Hong Kong in October 2020.

B.Business Overview

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

In the second half year of 2020, the management decided to close the CHN-IX platform. The enterprise customers on this platform transferred their service to other suppliers step by step. By the end of 2021, service transfers have been completed for the vast majority of these enterprise customers.

Value-added Services

We also offer a wide variety of value-added services, which include the following:

●	Geo-Content Acceleration service. Geo-Content Acceleration service enables websites to automatically provide content to end-users corresponding to each end-user’s specific geographic location.
●	Performance Evaluation Module. Performance Evaluation Module allows our customers to monitor their own websites on a real-time basis and to measure the effect of our services.
●	Scalable Service Routing service. Scalable Service Routing service provides domain name server resolution and global load balancing for multiple servers located across different regions to address the complex and often-unreliable network issues in China.
●	Link Anti-Hijack service. Link Anti-Hijack service helps to prevent unauthorized links to content on our customers’ websites.
●	Net Storage service. Net Storage service provides high performance data storage over the internet, supported by our network infrastructure with multi-level back-ups and security measures.
●	User Behavior Analysis service. User Behavior Analysis service clusters and evaluates the targeted audiences’ specific online behavior to assist our customers to better engage the visitors to their websites and improve the interactions between the websites and their visitors.
●	Website Performance Evaluation service. Website Performance Evaluation service assists customers to identify popular web content and products and determine the geographical locations of their targeted audiences so as to improve the effectiveness of their online marketing.
●	All-around Application Acceleration Solution. Our network service portfolio has expanded from external web site acceleration to the enterprise’s intranet connection, especially for multi-national companies that have globally distributed data hubs. Our service offering provides both secure and accelerated connections between these data hubs.
●	Cloud Extension Solution. Cloud Extension is developed for cloud hosting service providers to improve their service quality and end user experience. Our Cloud Extension Solution can provide security for cloud applications, and we are able to protect our customers’ data centers through a series of cooperation with some other partners.

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

In the year of 2019, the management decided to sell the ownership of the residual IDC building to get enough operational cash flow. During the year of 2021, several potential buyers finished their due diligences.

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

Mobile Internet. Mobile internet refers to access to the internet from a mobile device, such as a smartphone. While mobile internet is a fast-growing industry in China, mainstream mobile service providers in China are confronted with certain challenges in capitalizing on this development: Specifically, when accessing internet content from a mobile device, there are generally internet interconnection bottlenecks with other networks operated by fixed-line operators and general congestion within the mobile network. Leveraging our carrier-neutral network, our customized mobile internet solutions effectively address the interconnectivity bottleneck issues by facilitating the data exchanges between the networks operated by the mobile service providers and those operated by fix-line service providers.

Customers and Customer Support

Our customer base has decreased dramatically to approximately 51 active customers as of December 31, 2021.

In 2019, 2020 and 2021, our five largest customers contributed 76.6%, 57.6% and 48.4% of our total net revenues, respectively.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2018, 2019, approximately 87.9%, and 90.5% respectively, of our existing customers chose to renew their contract or enter into new contract with us. In the year ended December 31, 2020, for the abroad focus strategy, we withdrew from the domestic market and 4.3% of our existing customers chose to renew their contract, among which some domestic customers would transfer their service once they found the alternative service provider. By the year ended December 31, 2021, 47.0% of our existing customers have renewed the contract.

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2019, 2020 and 2021, 33%, 23% and 1%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from the three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

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

Our internal research and development team consisted of 4 engineers as of December 31, 2021, representing approximately 6.9% of our staff. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services.

We instituted our ChinaCache Engineering Process to increase productivity and ensure rapport at workplaces. High-performing leaders at ChinaCache R&D team inspire team members and ensure them constantly enhance their tech skills. Our ChinaCache Engineering Process is comprised of policies and procedures that facilitate the exchange of information, the collaboration of research and development activities and joint development of new services and solutions among our different divisions. With the implementation of these policies and procedures, we shorten the go-to-market timespan for services and solutions developed.

Intellectual Property

As of December 31, 2021, we have 57 patents issued by the State Intellectual Property Offices of China, and 2 U.S. patents issued by the U.S. Patent and Trademark Office, all relating to different aspects of content and application delivery service technologies. In addition, we have 67 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have 63 trademark registrations issued by the Trademark Bureau of the State Administration for Industry and Commerce, now the State Intellectual Property Office under the State Administration for Market Regulation, covering our company name, logo and service.

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

Sales and Marketing

We have both domestic and international sales and marketing teams. Our domestic sales and marketing team is primarily based in Beijing. We also have overseas sales offices in Hong Kong, U.S. and Europe for international business. We sell our services and solutions through our direct sales force and, to a lesser extent, sale agencies. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. We actively market our portfolio of services and solutions through our sales personnel. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaborations among our sales teams, product development teams and research and development teams to develop additional services and solutions that meet the needs of our customers.

Up to December 31, 2021, we have two sales units, with each of these sales units providing our services to a particular type of customers. These two sales units are (1) Oversea Unit (including North America unit and Europe unit) (2) Domestic Sale Unit.

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

Competition

In China, we primarily compete with domestic content and application delivery service providers. Our primary domestic competitors include ChinaNetCenter, Dnion Technology, and 21Vianet, which acquired FastWeb in 2012, and Alibaba, which launched its Ali Cloud CDN commercial services in 2014 to offer third-party CDN services. In March 2015, Tencent also announced its launch of TencentCloud CDN. In 2020, KC. US was successfully quoted on Nasdaq, whose major revenue came from CDN business. In addition, a number of small cloud hosting service companies also began to offer CDN services. We believe that the principal competitive factors affecting the content and application delivery services market include:

●	performance, as measured by response time and end-user experience;
●	quality and reliability of services;
●	network coverage and scale;
●	technologies and network capabilities;
●	price;
●	industry knowledge;
●	scope and range of service offering; and
●	scalability and flexibility of platforms.

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

In addition, the MIIT and other relevant regulatory authorities published a series of new regulations, policies with respect to the construction, development and expansion of new and existing data centers. For example, on January 21, 2019, MIIT, National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center Construction, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness (PUE) of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. On February 14, 2022, the General Office of the People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2018. According to the 2022 Catalogue, the management of data centers is no longer based solely on the PUE, but is to guide the detailed classification and overall development of data centers based on comprehensive considering of business functions, energy consumption, water consumption and other relevant factors.

Regulations on Internet Information Services

Beijing Blue I.T. operates one website, www.chinacache.com, to provide information related to its business. Internet information services in China are primarily regulated by the MIIT. Pursuant to the applicable regulations, to engage in commercial internet information services, the service providers shall obtain a VAT license for internet information services, or an “ICP License.” Beijing Blue I.T. holds an ICP License, issued by the Beijing Telecommunications Administration Department, with an effective term until January 3, 2023. Beijing Blue I.T.’s ICP License permits it to carry out commercial internet information services. Beijing Jingtian holds an ICP License with an effective term until August 5, 2024.

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

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out regular risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated and put into force, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On December 28, 2021, the Cyberspace Administration of China issued the Cybersecurity Review Measures 2021, which became effective on February 15, 2022 and replaced the Cybersecurity Review Measures 2020. The scope of review under the Cybersecurity Review Measures 2021 extends to critical information infrastructure operators that intend to purchase internet products and services and network platform operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Measures, network platform operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Cybersecurity Review Measures 2021 also provide that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures 2021 also elaborate the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a listing, and risks associated with Internet information security.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Beijing Blue I.T. established an internet information security management system pursuant to applicable laws and regulations.

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

On December 31, 2019, the Ministry of Commerce and the SAIC jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in China, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.

In December 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The National Development and Reform Commission and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, except for those as otherwise promogulated by the state, which may be owned more than 50% up to 100% by foreign investors According to the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective on January 1, 2022 and replaced the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2020 Version). In addition, on January 31, 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing lifts foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. Nevertheless, since the local authorities in Beijing has not promulgated detailed implementing rules or guidelines as of the date of this annual report, it remains uncertain as to the interpretation and implementation of this new policy in many aspects, such as whether the abovementioned requirements provided by the Foreign Investment Telecommunications Rules for a major foreign investor and the MIIT approval will still apply in Beijing.

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

We conduct our businesses in China primarily through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. In the opinion of Han Kun Law Offices,  our PRC legal counsel, each of the currently effective documents under the VIE arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.

In addition, the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business provides that domestic telecommunications companies that intend to be listed overseas must obtain the approval from the MIIT for such overseas listing. Up to the date of this annual report, the MIIT has not issued any definitive rule concerning whether offerings like ours would be deemed an indirect overseas listing of our PRC affiliates that engage in telecommunications business. Based on our oral consultation with certain officials of the MIIT, in practice, our offerings should not be deemed an overseas listing of a domestic company. If the MIIT subsequently requires that we obtain its approval, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be.

Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1-10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5 million either individually or collectively.

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

C.Organizational Structure

The following diagram sets out details of our subsidiaries and consolidated variable interest entities as of the date of this annual report:

Equity Interest
Contractual Arrangement
ChinaCache International Holdings Ltd.
（"ChinaCache Holdings"）
蓝汛国际控股有限公司
100%
ShenRong Technology (HongKong) Limited
（"ShenRong HK"）
桑荣科技（香港）有限公司
ChinaCache North America, Inc.
(California)
（"CCNA"）
ChinaCache Networks (Hong Kong) Limited
（"Networks HK"）
蓝汛网络科技（香港）有限公司
Metasequoia
Investment Inc.
(BVI)
Jnet Holdings
Limited
(BVI)
ChinaCache Networks (UK) Limited
(UK)
（"CCUK"）
ChinaCache (Hong Kong) Limited
(HK)
（"CCUKHK"）
Outside China
中国境外
Inside China
中国境内
RuiShen Technology (Beijing) Co., Ltd.
（"RuiShen Beijing"）
芮桑科技（北京）有限责任公司
ChinaCache Network Technology (Beijing) Co., Limited
（"Network Beijing"）
蓝汛网络科技（北京）有限公司
99%
1%
ChinaCache Xin Run Technology (Beijing) Co., Limited
（"Xin Run"）
蓝汛欣润科技（北京）有限公司
Tianjin Shuishan Technology
Co., Limited
天津水杉科技有限公司
Beijing Wangrun
Technology Co., Ltd.
（"Beijing Wangrun"）
北京旺润科技有限公司
Beijing Xiangqing
Technology Co., Ltd.
（"Beijing Xiangqing"）
北京享晴科技有限公司
ShenRong Technology (Beijing) Co.,
Limited
（"ShenRong Beijing"）
桑荣科技（北京）有限责任公司
Beijing Blue I.T. Technologies
Co., Ltd.
（"Beijing Blue I.T."）
北京蓝汛通信技术有限责任公司
Beijing Jingtian Technologies
Co., Ltd.
（"Beijing Jingtian"）
北京经天科技有限公司
ChinaCache Shouming
Technology (Beijing) Co., Ltd.
（"ChinaCache Shouming"）
蓝汛首鸣科技（北京）有限公司
Beijing Shouming
Technology Co., Ltd.
（"Beijing Shouming"）
北京首鸣科技有限公司
Beijing Shuosen
Technology Co., Ltd.
（"Beijing Shuosen"）
北京硕森科技有限公司

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

We have been and are expected to continue to rely on our consolidated variable interest entities to operate our telecommunications value-added business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, and their respective shareholders enable us to:

●	exercise effective control over Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ;

●	receive substantially all of the economic benefits of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ in consideration for the services provided by our subsidiaries in China, and incur substantially all the losses of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ; and
●	have an exclusive option to purchase all of the equity interest in Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ when and to the extent permitted under PRC law.

Accordingly, under U.S. GAAP, we consolidate Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ as our “variable interest entities” in our consolidated financial statements.

Our contractual arrangements with our consolidated variable interest entities and their shareholders are described in further detail as follows:

Agreements that Provide Us Effective Control

Share Pledge Agreements. Pursuant to the share pledge agreements entered into on September 23, 2005 and supplemented on December 19, 2016 among ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T., or the previous Beijing Blue I.T. share pledge agreements, each shareholder pledged his or her equity interest in Beijing Blue I.T. to ChinaCache Beijing to secure Beijing Blue I.T.’s obligations under the exclusive business cooperation agreement with ChinaCache Beijing. Each shareholder also agreed not to transfer or create any new encumbrance adverse to ChinaCache Beijing on his or her equity interest in Beijing Blue I.T. without the prior written consent of ChinaCache Beijing. During the term of the share pledge agreement, ChinaCache Beijing is entitled to all the dividends declared on the pledged equity interest. If Beijing Blue I.T. fails to perform its contractual obligations, ChinaCache Beijing, as pledgee, will be entitled to certain rights, including the right to take possession and to dispose of the pledged equity interest. The share pledge agreements shall terminate once Beijing Blue I.T. fulfilled its obligations under the principal agreements between ChinaCache Beijing and Beijing Blue I.T., including the full payment of consulting and service fees and license fees under the principal agreements. The previous Beijing Blue I.T. share pledge agreements were terminated on August 6, 2020, and pursuant to the share pledge agreements entered into on August 6, 2020 by and among ChinaCache Beijing, each shareholder of Beijing Blue I.T. and Beijing Blue I.T., each shareholder pledged his or her equity interest in Beijing Blue I.T. to ChinaCache Beijing to secure Beijing Blue I.T. and its shareholders’ obligations under the relevant control documents with ChinaCache Beijing. Each shareholder also agreed not to transfer or create any new encumbrance on his or her equity interest in Beijing Blue I.T. without the prior written consent of ChinaCache Beijing. During the term of the share pledge agreements, ChinaCache Beijing is entitled to all the dividends declared on the pledged equity interest. If Beijing Blue I.T. or its shareholder fails to perform his/her/its contractual obligations, ChinaCache Beijing, as pledgee, will be entitled to certain rights, including the right to take possession and to dispose of the pledged equity interest. The share pledge agreements shall terminate once Beijing Blue I.T. and its shareholders fulfilled their obligations under the relevant control documents with ChinaCache Beijing.

Pursuant to the share pledge agreement entered into on December 3, 2012 among ChinaCache Beijing, Ms. Huiling Ying and Beijing Jingtian, which superseded the share pledge agreements entered into on July 31, 2008 and the share pledge agreement entered into on January 15, 2019 among ChinaCache Beijing, Ms. Yating Yan and Beijing Jingtian, each shareholder of Beijing Jingtian pledged his or her equity interest in Beijing Jingtian to ChinaCache Beijing to secure Beijing Jingtian’s obligations under the exclusive business cooperation agreement with ChinaCache Beijing. The other terms of the share pledge agreements are substantially the same as those of the previous Beijing Blue I.T. share pledge agreements.

Pursuant to the share pledge agreements entered into on August 20, 2018 by and among Xin Run, each shareholder of ChinaCache Shouming and ChinaCache Shouming, each shareholder pledged his or her equity interest in ChinaCache Shouming to Xin Run to secure ChinaCache Shouming’s obligations under the exclusive business cooperation agreement with Xin Run. The other terms of the share pledge agreements are substantially the same as those of the previous Beijing Blue I.T. share pledge agreements.

Pursuant to the share pledge agreements entered into on August 14, 2020 by and among RuiShen BJ, each shareholder of ShenRong BJ and ShenRong BJ, each shareholder pledged his or her equity interest in ShenRong BJ to RuiShen BJ to secure ShenRong BJ and its shareholders’ obligations under the relevant control documents with RuiShen BJ. Each shareholder also agreed not to transfer or create any new encumbrance on his or her equity interest in ShenRong BJ without the prior written consent of RuiShen BJ. During the term of the share pledge agreement, RuiShen BJ is entitled to all the dividends declared on the pledged equity interest. If ShenRong BJ or its shareholder fails to perform his/her/its contractual obligations, RuiShen BJ, as pledgee, will be entitled to certain rights, including the right to take possession and to dispose of the pledged equity interest. The share pledge agreements shall terminate once ShenRong BJ and its shareholders fulfilled their obligations under the relevant control documents with RuiShen BJ.

We have registered the pledges of the equity interests in Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ with the local counterpart of SAIC.

Irrevocable Power of Attorney. Each shareholder of Beijing Blue I.T. executed an irrevocable power of attorney on September 23, 2005, which was superseded by an irrevocable power of attorney executed by such shareholder of Beijing Blue I.T. on December 19, 2016 appointing ChinaCache Beijing or a person designated by ChinaCache Beijing as his or her attorney-in-fact to attend shareholders’ meetings of Beijing Blue I.T. and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in Beijing Blue I.T. The power of attorney remains valid and irrevocable from the date of its execution, so long as he or she remains the shareholder of Beijing Blue I.T. The foregoing power of attorney was terminated on August 6, 2020, and each shareholder of Beijing Blue I.T. executed an irrevocable power of attorney on August 6, 2020 appointing ChinaCache Beijing or a person designated by ChinaCache Beijing as his or her attorney-in-fact to attend shareholders’ meetings of Beijing Blue I.T. and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in Beijing Blue I.T. The power of attorney remains valid and irrevocable from the date of its execution, so long as he or she remains the shareholder of Beijing Blue I.T.

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

Exclusive Option Agreements. On September 23, 2005, ChinaCache Holdings entered into exclusive option agreements with Beijing Blue I.T. and each of its two shareholders, Mr. Song Wang and Ms. Jean Xiaohong Kou. Such agreements were amended and supplemented on May 10, 2010 and superseded by the exclusive option agreements entered into by and among ChinaCache Holdings, Beijing Blue I.T. and each of its two shareholders on January 20, 2016 and further superseded by the exclusive option agreements entered into by and among ChinaCache Holdings, Beijing Blue I.T. and each of its two shareholders on December 19, 2016, or the previous Beijing Blue I.T. exclusive option agreements. Pursuant to these agreements, the shareholders irrevocably granted ChinaCache Holdings or its designated representative an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of the equity interest in Beijing Blue I.T.. The consideration in excess of the outstanding loan amount when received by the shareholders upon the exercise of the exclusive option is required to be remitted to ChinaCache Beijing in accordance with PRC law. The shareholders must remit any funds received from Beijing Blue I.T. to ChinaCache Beijing in the manner permitted under PRC law, in the event that any distributions are made by Beijing Blue I.T. pursuant to any written consents by ChinaCache Holdings. ChinaCache Holdings or its designated representative has sole discretion to decide when to exercise the option and whether in part or in full. The term of these agreements is 10 years and will expire on December 19, 2026. The agreements may be renewed for an additional 10 years at ChinaCache Holdings’ sole discretion, and the times of such renewals are unlimited. The previous Beijing Blue I.T. exclusive option agreements were terminated on August 6, 2020, and on the same date, ChinaCache Beijing and Beijing Blue I.T. entered into an exclusive option agreement with each shareholder of Beijing Blue I.T. Pursuant to these exclusive option agreements, the shareholders of Beijing Blue I.T. irrevocable granted ChinaCache Beijing or its designated representative, an exclusive option to purchase all or part of the equity interest he or she holds in Beijing Blue I.T., when and to the extent permitted under the PRC law, at an amount of RMB 10 or the minimum price permitted under PRC law exceeding such price if at the time while exercising the exclusive option, the PRC laws impose mandatory requirements on the purchase price of such equity interests. Beijing Blue I.T. shall not declare any profit distributions or grant loans in any form without the prior written consent of ChinaCache Beijing, and the shareholders of Beijing Blue I.T. shall donate in full any funds received from Beijing Blue I.T. to ChinaCache Beijing in the manner permitted by the applicable PRC laws, in the event any distributions are made by Beijing Blue I.T. pursuant to any written consents of ChinaCache Beijing. These exclusive option agreements will remain effective until all equity interests held by the shareholders of Beijing Blue I.T. have been transferred or assigned to ChinaCache Beijing or its designated representative.

On December 3, 2012, ChinaCache Beijing entered into an exclusive option agreement with Beijing Jingtian and Ms. Huiling Ying, which superseded the exclusive option agreements entered into on July 31, 2008 and their supplementary agreements entered into on May 10, 2010. On January 15, 2019, ChinaCache Beijing entered into an exclusive option agreement with Beijing Jingtian and Ms. Yating Yan. Pursuant to the exclusive option agreements, the shareholders irrevocably granted ChinaCache Beijing or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest in Beijing Jingtian. ChinaCache Beijing has sole discretion to decide when to exercise the option and whether in part or in full. The term of these agreements is 10 years, which may be renewed at ChinaCache Beijing’s sole discretion. Other terms of the exclusive purchase option agreements with Beijing Jingtian are substantially the same as those of the previous Beijing Blue I.T. exclusive option agreements.

On August 20, 2018, Xin Run and ChinaCache Shouming entered into an exclusive option agreement with each shareholder of ChinaCache Shouming. Pursuant to the exclusive option agreements, the shareholders irrevocably granted Xin Run or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest in ChinaCache Shouming. Xin Run has sole discretion to decide when to exercise the option and whether in part or in full. The term of the exclusive option agreements is 10 years, which may be renewed at Xin Run’s sole discretion. Other terms of the exclusive purchase option agreements with ChinaCache Shouming are substantially the same as those of the previous Beijing Blue I.T. exclusive option agreements.

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

Loan Agreements. Each shareholder of Beijing Blue I.T. entered into a loan agreement on September 23, 2005 and a supplementary agreement on May 10, 2010 with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of providing capital to Beijing Blue I.T. to develop its business. In addition, ChinaCache Holdings also agreed to provide continuous financial support to the shareholders of Beijing Blue I.T. to be used for the operations of Beijing Blue I.T. The term of the loan agreement is ten years and it was extended for another ten years upon the contracting parties’ written confirmation on September 20, 2015, which will expire on September 23, 2025. The term of the loan agreement may be extended upon mutual written consent of the parties. On January 20, 2016, each shareholder of Beijing Blue I.T. entered into another loan agreement with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB5.5 million and RMB 4.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of subscribe for the capital increase of Beijing Blue I.T. The term of the loan agreement is ten years and expires on January 20, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. On December 19, 2016, each shareholder of Beijing Blue I.T. entered into another loan agreement with ChinaCache Holdings. Pursuant to these agreements, ChinaCache Holdings provided an interest-free loan facility of RMB11 million and RMB9 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of purchasing the increased capital of Beijing Blue I.T. The term of the loan agreement is ten years and expires on December 19, 2026. The term of the loan agreement may be extended upon mutual written consent of the parties. In each loan agreement, the method of repayment shall be at the sole discretion of ChinaCache Holdings and the proceeds from the transfer of the shareholder’s equity interest in Beijing Blue I.T. to ChinaCache Holdings or another person designated by ChinaCache Holdings as permitted under PRC law shall be used to repay the loan. The shareholders shall repay the loans immediately upon certain events, including the shareholder leaving our employment, a third-party filing a claim against the shareholder which exceeds RMB100,000 or ChinaCache Holdings exercising its option to purchase the shareholder’s equity interest in Beijing Blue I.T. pursuant to the exclusive option agreement described above. Each loan agreement contains a number of covenants that restrict the actions the shareholders can take or cause Beijing Blue I.T. to take. For example, these covenants provide that the shareholder will:

●	not transfer, pledge or otherwise dispose of or encumber his or her equity interest in Beijing Blue I.T. without the prior written consent of ChinaCache Holdings;
●	not take any action without the prior written consent of ChinaCache Holdings, if such action will have a material impact on the assets, business and liabilities of Beijing Blue I.T.;
●	not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Beijing Blue I.T. without the prior written consent of ChinaCache Holdings; and
●	vote to elect the director candidates nominated by ChinaCache Holdings.

On August 6, 2020, the loan agreements dated January 20, 2016 and December 19, 2016 were terminated, and each shareholder of Beijing Blue I.T. entered into another loan agreement with ChinaCache Beijing on the same date. Pursuant to these agreements, ChinaCache Beijing provided an interest-free loan facility of RMB16.5 million and RMB 13.5 million, respectively, to the two shareholders of Beijing Blue I.T., Mr. Song Wang and Ms. Jean Xiaohong Kou, for the purpose of subscribing for the capital increase of Beijing Blue I.T. The term of the loan agreements is thirty years and shall be automatically extended for thirty years upon expiration. The other terms of these agreements are substantially the same as those of the loan agreement and supplementary agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T.

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

Each of the shareholders of ChinaCache Shouming entered into a loan agreement on August 20, 2018 with Xin Run. Pursuant to these agreements, Xin Run provided an interest-free loan of RMB9,900,000 to Ms. Yajun Liu and RMB100,000 to Tianjin Dingsheng for their investment in the registered share capital of ChinaCache Shouming. The other terms of these agreements are substantially the same as those of the loan agreement and supplementary agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T. The term of these loans is ten years from the date of execution.

Each of Ms. Huiling Ying and Ms. Di Yang, the shareholders of ShenRong BJ, entered into a loan agreement on August 14, 2020 with RuiShen BJ. Pursuant to these agreements, RuiShen BJ provided an interest-free loan of RMB9.5 million to Ms. Huiling Ying and RMB0.5 million to Ms. Di Yang for their investment in the registered share capital of ShenRong BJ. The term of the loan agreements is thirty years and shall be automatically extended for thirty years upon expiration. The other terms of these agreements are substantially the same as those of the loan agreement and supplementary agreement between ChinaCache Holdings and the shareholders of Beijing Blue I.T..

In the opinion of Han Kun Law Offices, our PRC legal counsel, except as otherwise disclosed herein:

●	the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations; and
●	each and all of the currently effective documents under the VIE arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.
●	the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of content and application delivery services and other participants in the PRC telecommunications industry, and the Ministry of Commerce, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our content and application delivery business in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds that the contractual arrangements with the variable interest entities do not comply with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.” In addition, these contractual arrangements may not be as effective in providing us with control over Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ as would direct ownership of such entities. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

D.Property, Plants and Equipment

Our headquarters are located at No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone Shunyi District, Beijing, PRC, where our IDC center locates. As of December 31, 2021, we leased an aggregate of 4800 square feet in the U.S., London and Hong Kong.

We have paid RMB51.9 million to acquire land use right in relation to approximately 39,000 square meters of land in Tianzhu Comprehensive Bonded Zone in Beijing. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.” In December 2014, we entered into agreements with BFSMC, pursuant to which we agreed to sell to BFSMC one of the data center buildings with construction areas of approximately 14,208 square meters, which has been constructed on the aforementioned land in the Tianzhu Comprehensive Bonded Zone. Under our framework agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, a subsidiary of BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Thereafter we filed a motion to dismiss the counterclaim of BFSMC’s subsidiary arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was rejected and Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. The court rendered a judgment on the case on December 31, 2019, which ruled that: (i) certain agreements in relation to such sales of data center buildings (including the cooperation agreement dated as of December 30, 2014, the supplementary agreement dated as of February 26, 2015, the official  correspondence dated as of May 5, 2016 and the escrow agreement dated as of July 20, 2017) should be null and void; (ii) Xin Run should repay such BFSMC’ subsidiary in an amount of RMB672 million, which is the consideration paid by such BFSMC’ subsidiary to Xin Run; (iii) such BFSMC’ subsidiary should transfer 100% of the equity securities of Zhao Du to Xin Run, and should repay Xin Run the amount of approximately RMB82.7 million, which is the rent paid by Xin Run to such BFSMC’ subsidiary; (iv) confirmed that such BFSMC’ subsidiary has legal title to the funds with an amount of RMB105.6 million deposited in the escrow account. Both Xin Run and such BFSMC’ subsidiary had appealed the judgment to a higher court, and on September 16, 2021, the court dismissed the appeals of both Xin Run and the subsidiary of BFSMC. Both Xin Run and the subsidiary of BFSMC have applied to the competent court for compulsory execution of the foregoing court decision. In addition, in October 2017, the foregoing subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. Unfortunately, Xin Run lost, and the court ruled that Xin Run should pay overdue rent in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. Xin Run submitted an application for retrial of the foregoing lawsuit to the Beijing Intermediate People’s court. The retrial has been accepted in December 2021 and the execution of the original court decision has been suspended. As of the date hereof, this lawsuit is still ongoing. In June 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Xin Run filed a motion to dismiss for lack of jurisdiction. However, we were notified by the court that our motion was rejected. In January 2020, Xin Run has filed an application for suspension of such lawsuit. The subsidiary of BFSMC withdrew its claims in September 2021. Please see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for more information.

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.Operating Results

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Number of active customers and customer mix

The number of active customers affects our revenues. We had approximately 1627, 128 and 51 active customers as of December 31, 2019, 2020 and 2021, respectively. Revenues from our top five customers accounted for 76.6%, 57.6% and 48.4% of our total net revenues in 2019, 2020 and 2021, respectively.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our revenues in 2021 decreased dramatically as compared to that in 2020, mainly due to the contraction in both domestic and overseas markets. We intend to attract and retain more high-value customers to maintain our revenue and our margin at a stable level, meanwhile, we target gradual improvement in margins and maintain an optimal level of customer mix.

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

Cost reduction

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues decreased from 75.1% in 2019 to 70.3% in 2020 and then increased to 76.1% in 2021 primarily as a result of an increase in the proportion of low-margin customers.

Components of Results of Operations

Revenues

In the years ended December 31, 2019, 2020 and 2021, we generated net revenues of RMB918.6 million, RMB335.3 million and RMB205.4 million (US$32.2 million), respectively.

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

The number of our active customers has decreased from 1,627 as of December 31, 2019, to 128 for the year ended December 31, 2020 and further to 51 for the year ended on December 31, 2021. In year 2019, we categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. Due to the changing competition landscape, our sales to customers in the media and entertainment, internet and software, mobile internet, enterprises and e-commerce industry groups fluctuated over time. In year 2020 and year 2021, we count the customer across all products and industry groups.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues:

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net Revenues
Third party customers	918,628	100%	335,337	100%	205,391	32,230	100%
Total Net Revenues	918,628	100%	335,337	100%	205,391	32,230	100%
Cost of revenues (1)(2)
Bandwidth, co-location and storage fees	465,804	50.7%	96,314	28.7%	48,337	7,591	23.5%
Depreciation of network equipment and amortization of intangible assets	40,403	4.4%	29,735	8.9%	29,105	4,567	14.2%
Payroll and other compensation costs of network operations personnel	35,007	3.8%	17,993	5.4%	4,217	662	2.1%
Electricity and other utility	61,555	6.7%	57,835	17.2%	63,346	9,940	30.8%
Rental expense	35,619	3.9%	18,639	5.6%	1,507	236	0.7%
Other cost of revenues	51,432	5.6%	15,373	4.6%	9,838	1,544	4.8%
Total cost of revenues	689,820	75.1%	235,889	70.3%	156,390	24,541	76.1%
Other operating income (loss)	29,176	3.2%	23,943	7.1%	(1,339)	(210)	(0.7)%
Operating expenses (1)
Sales and marketing expenses	36,059	3.9%	22,174	6.6%	22,316	3,502	10.9%
General and administrative expenses	152,160	16.6%	65,943	19.7%	55,905	8,773	27.2%
Provision for doubtful accounts receivable	8,449	0.9%	(2,121)	(0.6)%	70,426	11,051	34.3%
Research and development expenses	54,059	5.9%	10,729	3.2%	262	41	0.1%
Impairment of long-lived assets	—	—	13,448	4.0%	114	18	0.1%
Total operating expenses	250,727	27.3%	110,173	32.9%	149,023	23,385	72.6%
(1)Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	211	11.2%	79	11.6%	11	2	14.3%
Sales and marketing expenses	83	4.4%	32	5.3%	5	1	7.1%
General and administrative expenses	1,114	58.9%	367	55.8%	48	7	50.0%
Research and development expenses	483	25.5%	176	27.4%	24	4	28.6%
Total share-based compensation expenses included in cost of revenues and operating expenses	1,891	100%	654	100%	88	14	100%
(2)Includes amount to a related party of nil, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

Cost of Revenues

Our cost of revenues primarily consists principally of the following:

●	bandwidth, co-location and storage fees;
●	depreciation of network equipment and amortization of intangible assets;
●	payroll and other compensation costs of network operations personnel;
●	Electricity and other utility;

●	Rental expense, and;
●	other cost and expenses that are directly attributable to the provisions of our content and application delivery total solutions.

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2019, 2020 and 2021, 33%, 23% and 1% respectively, of our bandwidth, co-location and data storage were purchased from three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consist of the depreciation associated with our network servers and backbone. In April 2008, we entered into an agreement with Tong Zhen Networks Co., Ltd., an independent third party, pursuant to which we agreed to lease an optical fiber cable from Beijing to Hangzhou for a term of 20 years commencing from the date of the agreement. We have prepaid an aggregate amount of RMB13.1 million in rental fees for the entire 20-year period. We also have the right to renew the lease by notifying the lessor within 12 months prior to the expiration date of the lease. Depreciation of network equipment and amortization of intangible assets were RMB40.4 million, RMB29.7 million and RMB29.1 million (US$4.6 million) for the years ended December 31, 2019, 2020 and 2021. Our depreciation expense in each period is closely correlated to the amount of equipment we purchased. We had capital expenditures of RMB59.8 million, RMB53.8million and RMB29.7 million (US$4.7 million) in the years ended December 31, 2019, 2020 and 2021, respectively.

Our cost of revenues decreased from RMB 689.8 million in the year ended December 31, 2019 to RMB235.9 million in the year ended December 31, 2020 and then further decreased to RMB156.4 million (US$24.5 million) in the year ended December, 2021. Our cost of revenues as a percentage of our total net revenues decreased from 75.1% in the year ended December 31, 2019 to 70.3% in the year ended December 31, 2020 and then increased to 76.1% in the year ended December, 2021. The decrease from fiscal year 2019 to fiscal year 2020 in terms of percentage was primarily due to the dramatically drop of domestic revenue which is compromised with customers with low profits. The increase from fiscal year 2020 to fiscal year 2021 in terms of percentage was mainly due to an increase in the proportion of low-margin customers.

Other Operating Income (Loss)

Our other operating income was RMB1.3 million (US$0.2 million) for the year ended December 31, 2021, which was mainly due to an asset appreciation of IDC buildings. Our other operating loss incurred was RMB23.9 million for the year ended December 31, 2020, which was primarily due to the provision of late delivery penalties accrued on our agreements with BFSMC.

As a percentage of our total net revenues, our other operating income was negligible for the year ended December 31, 2021.

Operating Expenses

Our operating expenses primarily consist of sales and marketing expenses, general and administrative expenses and research and development expenses.

Sales and Marketing Expenses.

Our sales and marketing expenses primarily consist of the following:

●	salary and benefit expenses for our sales and marketing staff, including share-based compensation expenses;
●	promotion and marketing expenses, including costs for sponsoring special promotional and marketing events and organizing and participating in industry conferences and related expenses for business development activities; and
●	travel-related expenses to support sales and marketing functions.

Our sales and marketing expenses decreased from RMB36.1 million for the year ended December 31, 2019 to RMB22.2 million for the year ended December 31, 2020 and slightly increased to RMB22.3 million (US$3.5 million) for the year ended December 31, 2021.

As a percentage of our total net revenues, our sales and marketing expenses increased from 3.9% for year ended December 31, 2019 to 6.6% for the year ended December 31, 2020 and then further increased to 10.9% for the year ended December 31, 2021. This was mainly because the expenditures were relatively stable, which changed disproportionately compared to the decrease of revenue. Going forward, we expect this ratio will remain stable or increase a little bit for the improvement of efficiency and development of the markets.

General and Administrative Expenses.

Our general and administrative expenses primarily consist of the following:

●	salary and benefit expenses for management and administrative staff, including share-based compensation expenses;
●	professional service expenses; and
●	rental expense.

Our general and administrative expenses decreased from RMB152.2 million for the year ended December 31, 2019 to RMB65.9 million for the year ended December 31, 2020 and further decreased to RMB55.9 million (US$8.8 million) for the year ended December 31, 2021. The decrease from 2020 to 2021 was primarily due to business shrinkage and optimization of organizational structure.

As a percentage of our total net revenues, our general and administrative expenses increased from 16.6% for the year ended December 31, 2019 to 19.7% for the year ended December 31, 2020 and further increased to 27.2% for the year ended December 31, 2021. We expect that our general and administrative expenses in absolute amount will increase in next year due to the professional service fee for the planned disposal plan of all IDC buildings.

Provision for doubtful accounts.

Our provision for doubtful accounts recovered from RMB8.4 million for the year ended December 31, 2019 to RMB-2.1 million for the year ended December 31, 2020 and then reverted to RMB70.4 million (US$11.1 million) for the year ended December 31, 2021. The decrease from 2019 to 2020 was primarily because the dramatically drop of the revenue and AR in 2020, and a proportion of prepaid commission fee that excessed the actual commission fee for the disposal of Beijing Shuo Ge was probable not recoverable in 2019 and there was no such provision in 2020. The increase from 2020 to 2021 was mainly due to the decline of customer repayment ability and the increase of AR collection difficulty.

As a percentage of our total net revenues, our provision for doubtful accounts decreased from 0.9% for the year ended December 31, 2019 to -0.6% for the year ended December 31, 2020 and then increased to 34.3% for the year ended December 31, 2021.

Research and Development Expenses.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses decreased from RMB54.1 million for the year ended December 31, 2019 to RMB10.7 million for the year ended December 31, 2020 and then decreased to RMB0.3 million (US$0.04 million) for the year ended December 31, 2021.

As a percentage of our total net revenues, our research and development expenses decreased from 5.9% for the year ended December 31, 2019 to 3.2% for the year ended December 31, 2020 and further decreased to 0.1% for the year ended December 31, 2021. The decrease from 2020 to 2021 was mainly due to business shrinkage and optimization of organizational structure.

Impairments of long-lived assets.

We recorded the impairment of long-lived assets of RMB, nil, RMB13.4 million and RMB0.1 million (US$0.02 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Impairment of long-term investments.

Our impairment of long-term investments was nil, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

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

6% of value-added tax, or VAT is applied on all services provided by our PRC subsidiaries and VIEs and VIEs’ subsidiaries.

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

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. To comply with these foreign ownership restrictions, we operate our business in China through our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, which are wholly owned by PRC citizens. Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ hold the licenses and approvals that are required to operate our business. The Company and ChinaCache Beijing have entered into a series of contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their shareholders. The Company and Xin Run have entered into a series of contractual arrangements with ChinaCache Shouming and its shareholders. The Company and RuiShen BJ have entered into a series of contractual arrangements with ShenRong BJ and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” As a result of these contractual agreements, we have the substantial ability to control Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ and receive substantially all the profits and absorb all the expected losses of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ. Therefore, we are considered the primary beneficiary of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ. Accordingly, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ are our VIEs under U.S. GAAP and we consolidate their results in our consolidated financial statements. In the opinion of our PRC legal counsel, except as otherwise disclosed herein, the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ might preclude us from consolidating Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ in the future.

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

Impairment charge was nil, RMB13.4 million and RMB0.1 million (US$0.02 million) for the year ended December 31, 2019, 2020 and 2021, respectively.

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

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ deficit. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive loss except for other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investments for the years ended December 31, 2019, 2020 and 2021 were nil, nil and nil, respectively.

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

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2019, 2020 and 2021 were nil, nil and nil, respectively.

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

ChinaCache Networks (Hong Kong) Limited, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 8.25% for profit below HKD2 million, and 16.5% for excessive profit over HKD2 million.

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

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2021, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2021, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2021, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

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

For the year ended December 31, 2021, our other PRC subsidiaries are currently subject to an enterprise income tax rate of 25% unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) or twenty five percent (25%) of their income from tax, depending on their annual taxable income and enjoy a reduced enterprise income tax rate of 20%. Our PRC subsidiaries can enjoy such reduced enterprise income tax rate if their financial data are determined to meet the standard of “small scale and low profit” enterprise when filing with the tax bureau.

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

In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. On October 14, 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments, or Circular 35, which became effective on January 1, 2020 and concurrently abolish Circular 60. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Circular 60. Accordingly, ChinaCache Hong Kong and ShenRong HongKong, our Hong Kong subsidiaries, may be able to enjoy the 5% withholding tax rate for the dividends they receive from ChinaCache Beijing, Xin Run and RuiShen BJ, our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, Circular 60 and Circular 9, if the relevant tax authorities consider the transactions or arrangements, we are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

6% of VAT is applied on all services provided by our PRC subsidiaries and VIEs and VIEs’ subsidiaries.

Inflation

In the last three years, inflation in China has impacted our results of operations in varying degrees. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were 4.5%, 0.2% and 1.5%, respectively, which is quoted from eastmony.com. We may be affected significantly if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	2019		2020		2021
	RMB	%	RMB	%	RMB	USD	%

	(in thousands, except percentages)
Net revenues	918,628	100%	335,337	100%	205,391	32,230	100.0%
Cost of revenues (1)(2)	(689,820)	(75.1)%	(235,889)	(70.3)%	(156,390)	(24,541)	(76.1)%
Gross profit	228,808	24.9%	99,448	29.7%	49,001	7,689	23.9%
Other operating income (loss)	(29,176)	(3.2)%	(23,943)	(7.1)%	1,339	210	0.7%
Operating expenses (1)
Sales and marketing expenses (1)	(36,059)	(3.9)%	(22,174)	(6.6)%	(22,316)	(3,502)	(10.9)%
General and administrative expenses (1)	(152,160)	(16.6)%	(65,943)	(19.7)%	(55,905)	(8,773)	(27.2)%
Provision for doubtful accounts receivable	(8,449)	(0.9)%	2,121	0.6%	(70,426)	(11,051)	(34.3)%
Research and development expenses (1)	(54,059)	(5.9)%	(10,729)	(3.2)%	(262)	(41)	(0.1)%
Impairment of long-lived assets	—	—	(13,448)	(4.0)%	(114)	(18)	(0.1)%
Total operating expenses	(250,727)	(27.3)%	(110,173)	(32.9)%	(149,023)	(23,385)	(72.6)%
Operating loss	(51,095)	(5.6)%	(34,668)	(10.3)%	(98,683)	(15,486)	(48.0)%
Gain from disposal of a subsidiary	18,285	2.0%	—	0.0%	—	—	0.0%
Interest income	181	0.0%	96	0.0%	329	52	0.2%
Interest expense	(49,924)	(5.4)%	(44,216)	(13.2)%	(45,691)	(7,170)	(22.2)%
Other income (expense)	36,367	4.0%	(7,896)	(2.4)%	135,997	21,341	66.2%
Foreign exchange gain (loss), net	1,448	0.2%	13,567	4.0%	(6,110)	(959)	(3.0)%
Loss before income taxes	(44,738)	(4.8)%	(73,117)	(21.8)%	(14,158)	(2,222)	(6.9)%
Income tax expense	(7,967)	(0.9)%	(6)	0.0%	(103)	(16)	(0.1)%
Net loss	(52,705)	(5.7)%	(73,123)	(21.8)%	(14,261)	(2,238)	(6.9)%
Net loss attributable to the noncontrolling interest	(1,034)	(0.1)%	(616)	(0.2)%	211	33	0.1%
Net loss attributable to ChinaCache	(51,671)	(5.6)%	(72,507)	(21.6)%	(14,472)	(2,271)	(7.0)%

(1)Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	211	79	11	2
Sales and marketing expenses	83	32	5	1
General and administrative expenses	1,114	367	48	7
Research and development expenses	483	176	24	4
Total share-based compensation expense included in cost of revenues and operating expenses	1,891	654	88	14
(2)	Includes amount to a related party of nil, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues decreased by 38.8% from RMB335.3 million for the year ended December 31, 2020 to RMB205.4 million (US$32.2 million) for the year ended December 31, 2021. The decrease was primarily due to the shrinking of our domestic and overseas businesses.

Cost of Revenues

Our cost of revenues decreased by 33.7% from RMB235.9 million for the year ended December 31, 2020 to RMB156.4 million (US$24.5 million) for the year ended December 31, 2021. The decrease was primarily due to (i) a decrease in bandwidth, co-cocation and storage fees of RMB47.9 million (US$7.5 million), (ii) a decrease in payroll and other compensation costs of network operations personnel of RMB13.8 million (US$2.2 million), (iii) a decrease in depreciation of network equipment and amortization of intangible assets of RMB0.6 million (US$0.1 million), and (iv) a decrease of rental expenses of RMB17.1 million (US$2.7 million) for the termination of rental agreement with Shuo Ge in June 2020. Cost of revenues included share-based compensation expenses of RMB0.01 million (US$0.002 million) for the year ended December 31, 2021, compared to RMB0.08 million for the year ended December 31, 2020.

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Bandwidth, co-location and storage fees	96,314	48,377	7,591
Depreciation of network equipment and amortization of intangible assets	29,735	29,105	4,567
Payroll and other compensation costs of network operations personnel	17,993	4,217	662
Electricity and other utility	57,835	63,346	9,940
Rental expense	18,639	1,507	236
Other cost of revenues	15,373	9,838	1,544
Total cost of revenues	235,889	156,390	24,541

Other Operating Income (Loss)

Our other operating income was RMB1.3 million (US$0.2 million) for the year ended December 31, 2021. This was a reverse turn as compared to our other operating loss of RMB23.9 million for the year ended December 31, 2020, which was mainly caused by an asset appreciation of IDC buildings in 2021.

Operating Expenses

Our operating expenses increased from RMB110.2 million for the year ended December 31, 2020 to RMB149.0 million (US$23.4 million) for the year ended December 31, 2021. We expect our operating expense, as a percentage of sales revenue, to increase going forward since the rapidly dropped domestic revenue and the slowly expanding revenue from the abroad market.

Sales and Marketing Expenses. Our sales and marketing expenses slightly increased by 0.6% from RMB22.2 million for the year ended December 31, 2020 to RMB22.3 million (US$3.5 million) for the year ended December 31, 2021. The year-over-year increase was primarily due to an increased spending on oveases business.

General and Administrative Expenses. Our general and administrative expenses decreased by 15.2% from RMB65.9 million for the year ended December 31, 2020 to RMB55.9 million (US$8.8 million) for the year ended December 31, 2021, primarily due to business shrinking and optimization of organizational structure.

Provision for doubtful accounts. We had a provision for doubtful accounts of RMB70.4 million (US$11.1 million) in the year ended December 31, 2021, as compared to a recovery of provision for doubtful accounts of RMB2.1 million in the year ended December 31, 2020. The recovery was primarily because a proportion of prepaid commission fee that excessed the actual commission fee for the disposal of Beijing Shuo Ge was probably not recoverable in 2019 and there was no such provision in 2020. Besides, with the shrink of domestic business in 2020, our balance of AR has decreased and thus the provision. The increase from 2020 to 2021 was mainly due to the decline of customer repayment ability and the increase of AR collection difficulty.

Research and Development Expenses. Our research and development expenses significantly decreased by 97.6% from RMB10.7 million for the year ended December 31, 2020 to RMB0.3 million (US$0.04 million) for the year ended December 31, 2021. The main reason for the decline is that businesses with a heavy R&D footprint have shrunk and the organizational structure has been optimized.

Operating Loss

As a result of the above, our operating loss for the year ended December 31, 2021 was RMB98.7 million (US$15.5 million), as compared to an operating loss of RMB34.7 million for the year ended December 31, 2020.

Other Income (Expense)

We gained other income of RMB136.0 million (US$21.3 million) for the year ended December 31, 2021, as compared to other expense of RMB7.9 million for the year ended December 31, 2020. The increase was primarily due to a reverse of a potential late business delivery penalty liability accrued regarding the ongoing lawsuit between Xin Run and the subsidiary of BFSMC in 2020. Per the court verdict made in September 2021, no penalty shall be paid and therefore the corresponding penalty liability provision was reversed.

Income Tax Expense

We had an income tax expense of RMB0.1 million (US$0.02 million) for the year ended December 31, 2021, as compared to an income tax expense of RMB0.01 million for the year ended December 31, 2020.

Net Loss

As a result of the foregoing, we had a net loss of RMB14.3 million (US$2.2 million) for the year ended December 31, 2021 as compared to a net loss of RMB73.1 million for the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues decreased by 63% from RMB918.6 million for the year ended December 31, 2019 to RMB335.3 million (US$51.4 million) for the year ended December 31, 2020. The decrease was primarily due to due to the shrinking of our domestic business.

Cost of Revenues

Our cost of revenues decreased by 66% from RMB 689.8 million for the year ended December 31, 2019 to RMB 235.9 million (US$36.2 million) for the year ended December 31, 2020. The decrease was primarily due to (i) a decrease in bandwidth, co-cocation and storage fees of RMB 369.5 million (US$56.6 million), (ii) a decrease in payroll and other compensation costs of network operations personnel of RMB17 million(US$2.6 million), (iii) a decrease in depreciation of network equipment and amortization of intangible assets of RMB10.7 million (US$.6 million) and a decrease of in electricity and other utilities of RMB3.7 million (US$0.6 million) since Shuo Ge was sold in the first half year of 2019 but still had few month depreciation and electricity fees from 3# IDC building whereas there were no such costs in 2020, and (iv) a decrease of rental expenses of RMB17.0 million (US$2.6 million) for the termination of rental agreement with Shuo Ge. Cost of revenues included share-based compensation expenses of RMB0.08 million (US$0.01 million) for the year ended December 31, 2020, compared to RMB0.2 million for the year ended December 31, 2019.

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

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 38.5% from RMB36.1 million for the year ended December 31, 2019 to RMB 22.2 million (US$3.4 million) for the year ended December 31, 2020. The year-over-year decrease was primarily due to the shrinking of domestic business. Going forward, we expect a stable expense for the increase from development of the abroad market offset by the decreasing domestic expenses.

General and Administrative Expenses. Our general and administrative expenses significantly decreased by 56.7% from RMB152.2 million for the year ended December 31, 2019 to RMB 65.9 million (US$10.1 million) for the year ended December 31, 2020, primarily due to a significantly decrease of RMB13.4 million (US$2.0 million) in attorney fees, a decrease of RMB14.6 million (US$2.2 million) in the audit fees and consultancy fees. Besides, there is a decrease of RMB11.0 million (US$1.7million) in compensation expenses as staff number decreased, therefore, the related salaries, social insurance and house funding as well as employee bonus decreased accordingly.

Provision for doubtful accounts. We had a recovery of provision for doubtful accounts of RMB2.1 million (US$0.3 million) in the year ended December 31, 2020, as compared with a provision for doubtful accounts of RMB 8.4 million in the year ended December 31, 2019. The change from a provision to a recovery was primarily because a proportion of prepaid commission fee that excessed the actual commission fee for the disposal of Beijing Shuo Ge was probably not recoverable in 2019 and there was no such provision in 2020. Besides, with the shrink of domestic business our balance of AR has decreased and thus the provision.

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

Income Tax Expense

We had income tax expense of RMB0.01 million (US$0.001 million) for the year ended December 31, 2020, as compared to income tax expense of RMB8.0 million for the year ended December 31, 2019.

Net Loss

As a result of the foregoing, we had net loss of RMB73.1 million (US$11.2 million) for the year ended December 31, 2020 as compared to a net loss of RMB52.7 million for the year ended December 31, 2019.

B.Liquidity and Capital Resources

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

As of December 31, 2021, we had RMB38.4 million (US$6.0 million) in cash and cash equivalents.

We experienced a net loss of approximately RMB52.7 million, RMB73.1 million and RMB14.3 million (US$2.2 million) for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2021, the Company had net current liabilities of approximately RMB1,530.3 million (US$240.1 million), excluding net asset held for sale. These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

Our board and management are now reviewing strategy and priorities for the next 12 months and analyzing the cash flow forecast for the next twelve months. We will be focusing on a number of business initiatives and strategies to improve cash revenue from operation assets and operation efficiency, together with obtaining proceeds from disposal of IDC buildings. First, we will focus on  maintaining the stabilization of our business service to generate cash revenue and increase our liquidity. Second, we plan to negotiate with the suppliers for more favorable payment terms. Third, we plan to sell the ownership of our residual IDC building to get enough operational cash flow. Lastly, we plan to better manage our selling and general administrative expenses to improve operation efficiency.

By taking into account of estimated consideration of RMB1,528.0 million (US$239.8 million) from planned disposal of the cloud infrastructure buildings and assets held for sale and other improvement measures foresaid, we expect that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We may, however, require additional cash due to the changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. See “Item 3. Risk Factors — D. Risks Related to Our Business and Industry — We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.”

Although we consolidate the results of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ and their respective subsidiaries, our access to the cash balances or future earnings of these entities is only through our contractual arrangements with Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ and their respective shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	108,944	82,601	76,815	12,054
Net cash used in investing activities	(35,678)	(52,336)	(26,164)	(4,106)
Net cash provided by/(used in) financing activities	(78,452)	(41,467)	(28,449)	(4,464)
Net increase/(decrease) in cash and cash equivalents	(5,186)	(11,202)	22,203	3,484
Effect of foreign exchange rate changes on cash	(259)	1,349	(7,981)	(1,252)
Cash, cash equivalents and restricted cash at beginning of the period	46,589	41,144	31,291	4,910
Cash, cash equivalents and restricted cash at end of the period	41,144	31,291	45,513	7,142

Operating Activities

Net cash provided by operating activities was RMB76.8 million (US$12.1 million) for the year ended December 31, 2021. Net cash provided by operating activities for the year ended December 31, 2021 reflects a net loss of RMB14.3 million (US$2.2 million) adjusted by reconciling items in the total amount of RMB127.2 million (US$20.0 million), which primarily include depreciation of property and equipment of RMB28.4 million (US$4.5 million), amortization of other non-current asset of RMB9.8 million (US$1.5 million), amortization of intangible assets and land use right of RMB0.7 million (US$0.1 million), impairment of long-lived assets of RMB0.1 million (US$0.02 million), non-cash lease expense of RMB2.5 million (US$0.4 million), loss from disposal of property and equipment of RMB9.1 million (US$1.4 million), share-based compensation of RMB0.09 million (US$0.01 million), allowance for doubtful accounts of RMB70.4 million (US$11.1 million), foreign exchange loss of RMB6.1 million (US$1.0 million). Additional major factors that affected operating cash flows for the year ended December 31, 2021 primarily include: a decrease of RMB23.3 million (US$3.7 million) in accounts receivable due to timely collection; a decrease of RMB13.1  million (US$2.1 million) in accounts payable, a decrease of RMB14.2 million (US$2.2 million) in accrued expenses and other payables; a decrease of RMB7.4 million (US$1.2 million) in income tax payable; a decrease of prepaid expense and other current assets of RMB2.0 million (US$0.3 million); a decrease of RMB2.4 million (US$0.4 million) in operating lease liability, a decrease of RMB3.1 million (US$0.5 million) in accrued employee benefits and a decrease of RMB21.6 million (US$3.4 million) other non-current liabilities.

Net cash provided by operating activities was RMB82.6 million for the year ended December 31, 2020. Net cash provided by operating activities for the year ended December 31, 2020 reflects a net loss of RMB73.1 million adjusted by reconciling items in the total amount of RMB69.2 million, which primarily include depreciation of property and equipment of RMB38.2 million, amortization of other non-current asset of RMB 18.7 million, amortization of intangible assets and land use right of RMB0.8 million, impairment of long-lived assets of RMB13.4 million, interest expense adjustment of RMB5.7 million, non-cash lease expense of RMB4.3 million, loss from disposal of property and equipment of RMB3.5 million, share-based compensation of RMB0.6 million; deducted by recovery of doubtful accounts of RMB2.1 million, foreign exchange gain of RMB13.6 million, amortization of deferred government grant of RMB0.3 million. Additional major factors that affected operating cash flows for the year ended December 31, 2020 primarily include: a decrease of RMB41.7 million in accounts receivable due to timely collection; an increase of RMB53.3 million in accounts payable, an increase of RMB45.3 million in accrued expenses and other payables, an increase of RMB4.6 million in income tax payable; deducted by an increase of prepaid expense and other current assets of RMB16.2 million, a decrease of RMB37.1 million in operating lease liability, a decrease of RMB7.0 million in accrued employee benefits.

Net cash provided by operating activities was RMB108.9 million for the year ended December 31, 2019. Net cash provided by operating activities for the year ended December 31, 2019 reflects a net loss of RMB52.7 million, adjusted by reconciling items in the total amount of RMB42.2 million, which primarily include depreciation of property and equipment of RMB28.6 million, amortization of other non-current asset of RMB19.8 million, amortization of intangible assets and land use right of RMB0.8 million, non-cash lease expense of RMB37.2 million, allowance for doubtful accounts of RMB8.4 million, interest expense adjustment of RMB4.0 million, share-based compensation expenses of RMB1.9 million; deducted by gain from disposal of property and equipment of RMB37.5 million, gain from the disposal of a subsidiary of RMB18.3 million, amortization of deferred government grant of RMB1.4 million and foreign exchanges gain of RMB1.4 million. Additional major factors that affected operating cash flows for the year ended December 31, 2019 include: (i) a decrease of RMB104.7 million in accounts receivable due to timely collection; (ii) a decrease of RMB31.9 million in prepaid expense and other current assets; (iii) an increase of accrued expenses and other payables of RMB27.9 million; deducted by an decrease of RMB61.0 million in accounts payable in connection with accrued bandwidth, co-location and storage expenses to the carriers.

Investing Activities

Net cash used in investing activities was RMB26.2 million (US$4.1 million) for the year ended December 31, 2021. Net cash used in investing activities for the year ended December 31, 2021 resulted primarily from proceeds from disposal of property and equipment of RMB3.6 million (US$0.6 million), offset by cash paid for cloud infrastructure construction in progress of RMB29.6 million (US$4.6 million).

Net cash used in investing activities was RMB52.3 million for the year ended December 31, 2020. Net cash used in investing activities for the year ended December 31, 2020 resulted primarily from proceeds from disposal of property and equipment of RMB1.5 million, offset by cash paid for cloud infrastructure construction in progress of RMB53.7 million.

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

Financing Activities

Net cash used in financing activities was RMB28.4 million (US$4.5 million) for the year ended December 31, 2021. Net cash used in financing activities for the year ended December 31, 2021 resulted primarily from payments of capital lease obligations of RMB25.2 million (US$4.0 million) and repayment of bank borrowing of RMB3.2 million (US$0.5 million).

Net cash used in financing activities was RMB41.5million for the year ended December 31, 2020. Net cash used in financing activities for the year ended December 31, 2020 resulted primarily from payments of capital lease obligations of RMB31.8 million, payment of borrowing cost of RMB9.6 million.

Net cash used in financing activities was RMB78.5 million for the year ended December 31, 2019. Net cash used in financing activities for the year ended December 31, 2019 resulted primarily from (i) repayment of bank borrowings of RMB73.9 million; and (ii) payments of finance lease obligation RMB26.0 million; offset by the proceeds from sales and lease back of RMB20.5 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements. Beijing Blue I.T. contributed to 30.5%, 69.3% and 33.2% of our total net revenues in the years ended December 31, 2019, 2020 and 2021, respectively. Beijing Jingtian’s contribution to our total net revenues in the years ended December 31, 2019, 2020 and 2021 was immaterial, nil, nil and nil, respectively. ChinaCache Shouming had no contribution to our total net revenues in the years ended December 31, 2019, 2020 and 2021. ShenRong BJ contributed 12.4% and 6.7% of our total net revenues in the years ended December 31, 2020 and 2021, respectively.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries ChinaCache Beijing, Xin Run and RuiShen BJ. The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming. In the years ended December 31, 2019, 2020 and 2021, the aggregate amount of service fees that ChinaCache Beijing charged Beijing Blue I.T., Beijing Jingtian and ChinaCache Shouming was RMB37.5 million, and RMB1.3 million, and RMB0.1 million (US$0.02 million), respectively, which accounted for 4.1%, 0.4% and 0.05%, respectively, of our total net revenues.

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

After paying the withholding taxes applicable to ChinaCache Beijing, Xin Run and RuiShen BJ’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing, Xin Run and RuiShen BJ would be available for distribution to us, ChinaCache Beijing, Xin Run and RuiShen BJ’s shareholders, although we have not, and do not have such plan at present to, make such distributions. As of December 31, 2021, the amount of the net restricted assets of ChinaCache Beijing, Xin Run, RuiShen BJ and our consolidated variable interest entities, which includes the paid-in-capital and statutory reserves of ChinaCache Beijing, Xin Run, RuiShen BJ and the equity of our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate amount of RMB511.4 million (US$80.3 million). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

Furthermore, cash transfers from ChinaCache Beijing, Xin Run and RuiShen BJ to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of ChinaCache Beijing, Xin Run, RuiShen BJ and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues.”

Capital Expenditures

We had capital expenditures of RMB59.8 million, RMB53.8 million and RMB29.7 (US$4.7 million) in the years ended December 31, 2019, 2020 and 2021, respectively, representing 6.5%, 16.1% and 14.5% of our total net revenues for such years, respectively. Our capital expenditures were primarily paid for the cloud infrastructure construction in progress for our business. Our capital expenditures have been primarily funded by net cash provided by operating activities. We expect that our capital expenditures in 2022 will decrease from 2021 as we have completed the construction of the majority of cloud infrastructure and the plan to sell all the IDC buildings at a reasonable price as soon as possible.

C.Research and Development

Our internal research and development team consisted of 4 engineers as of December 31, 2021, representing approximately 6.9% of our work force. Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. As of the date of this annual report, we have 57 PRC patents, two U.S. patents, 67 software copyright registrations in China relating to the technologies used in our business.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. We incurred RMB54.1 million, RMB10.7 million and RMB0.3 million (US$0.04 million) of research and development expenses in the years ended December 31, 2019, 2020 and 2021, respectively.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

E.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2021:

	Payment Due by Period
		Less than 1	1-3	3-5	More than
	Total	year	years	years	5 years
Finance lease obligations (1)	—	—	—	—	—
Operating lease obligations (2)	6,346	2,721	3,625	—	—
Purchase commitments (3)	687	687	—	—	—
Total	7,033	3,408	3,625	—	—
(1)Finance lease obligations refers to our obligations for leasing certain computer equipment and optical fibers.
(2)Operating lease obligations refers to our future minimum lease payments for office space.
(3)	Purchase commitments refers to our commitment to purchase bandwidth and cloud infrastructure from our bandwidth and construction providers.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our current directors and executive officers

Directors and Executive Officers	Age	Position/Title
Qing Zhang	49	Director, Chairman
Xiaoqiang Wei	38	Director, Chief Executive Officer and Acting CFO
Xuelian Chi	45	Director

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

On November 5, 2020, Mr. Bang Zhang and Mr. Dong Yu ceased to be directors of the company. On November 5, 2020, Ms. Qing Zhang and Ms. Xuelian Chi were appointed to fill the vacancies on the board.

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

B.Compensation

For the fiscal year ended December 31, 2021, the aggregate compensation we paid to our executive officers and non-executive directors was approximately RMB6.0 million (US$0.9 million). For the same period, we paid RMB0.2 million, approximately US$35,000 for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

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

As of April 30, 2022, we had granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 9,099,872 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 49,017,808 ordinary shares and 77,114,512 restricted share units under our 2011 Share Incentive Plan.

The following table summarizes, as of December 31, 2021, the stock options granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

			Vesting
	Option	Exercise Price	Commencement		Date of
	Granted	(US$/Share)	Date	Date of Grant	Expiration
Xiaoqiang Wei	*	0.13	April 1, 2007	March 31, 2007	March 30, 2016
	*	0.26	April 1, 2009	March 31, 2009	March 30, 2027
	*	0.26	April 1, 2010	March 31, 2010	March 30, 2028
	*	0.24	April 1, 2010	June 20, 2010	June 19, 2020
	*	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	*	0.0725	January 1, 2018	December 13, 2017	December 12, 2017
	*	0.06625	January 1, 2018	April 9, 2018	April 8, 2028
Xuelian Chi.	—	—	—	—	—
Zhang Qing	—	—	—	—	—

	—	—	—	—	—
Directors and officers as a group	892,848	0.01 to 0.5294	—	—	—
Other individuals as a group	97,424,832	0.01 to 0.5294	—	—	—

The following table summarizes, as of the December 31, 2021, the restricted share units granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Restricted Share	Vesting	Date of
	Units Granted	Commencement Date	Grant
Xiaoqiang Wei	*	January 1, 2015	December 11, 2015
Xuelian Chi	—	—	—
Zhang Qing	—	—	—
Directors and officers as a group	160,000	—	—
Other individuals as a group	76,954,512	—	—

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

Award Agreement. Awards granted under the plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may also provide that the securities granted are subject to a 90-day lockup period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

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

C.Board Practices

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

Audit Committee. Our audit committee consists of Ms. Qing Zhang, and Ms. Xuelian Chi. Ms. Qing Zhang is the chairman of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Remuneration Committee. Ms. Xuelian Chi is the chairman of our remuneration committee. The remuneration committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The remuneration committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Ms. Xuelian Chi is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

D.Employees

We had 316, 74 and 58 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the number of our employees by function as of December 31, 2021:

Functional Area	Number of Employees	% of Total
Sales and marketing	10	17.2%
Research and development	4	6.9%
Management and administration	44	75.9%
Total	58	100.0%

Of our total employees as of December 31, 2021, 43 were located in the cities throughout China and 15 were located outside China. We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. In February 2016, approximately 30 of our employees-initiated arbitration for labor dispute against Xin Run, Beijing Shouming, Beijing Zhao Du and Xin Run’s Tianjin Branch with Shunyi Labor Dispute Arbitration Committee and Chaoyang Labor Dispute Arbitration Committee. They withdrew the arbitration request in June 2016 and later re-initiated the arbitration proceeding in May 2017. The arbitrators ruled that our subsidiaries should pay compensation in the amount of approximately RMB0.6 million to those employees. The arbitration award was supported by the judgement of trial court. We have appealed the judgement to the appellate court in October 2017 and the appellate court dismissed the appeal and sustained the original judgement in October and November 2017. To our knowledge, from January 1, 2020 to April 10, 2022, approximately 60 of our current or former employees initiated arbitration for labor dispute against us with Shunyi Labor Dispute Arbitration Committee, Haidian Labor Dispute Arbitration Committee, etc. We believe that these are isolated cases and that our employee relations are good.

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

E.Share Ownership

Please refer to “Item 7 — Major Shareholders and Related Party Transactions.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2021, by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of December 31, 2021 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 436,816,529 ordinary shares outstanding as of December 31, 2021 for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following December 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xuelian Chi	*	*
Zhang Qing
Xiaoqiang Wei	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Song Wang (1)	49,046,712.4	11.23%
Jean Xiaohong Kou (2)	35,062,712.4	8.03%
Consolidated Capital Holdings Ltd. (1)(2)(3)	56,543,248	12.94%

*Less than 1%.

(1)	Consists of (i) 56,543,248 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 26,304,096 ordinary shares that Mr. Song Wang has the right to acquire upon exercise or vesting of equity incentive awards within 60 days after December 31, 2021, and (iv) 12,320,096 ordinary shares that Mr. Wang’s ex-wife, Ms. Jean Xiaohong Kou has the right to acquire upon exercise or vesting of equities incentive awards within 60 days after December 31, 2021. Song Wang, Jean Xiaohong Kou and Tingqi Wang possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is No.10 Mujian street, Tuanhe Road, Daxing District, Beijing (102000).
(2)	See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou were husband and wife. Pursuant to an agreement in connection with Hong Song Family Trust entered into by Mr. Song Wang and Ms. Jean Xiaohong Kou on July 20, 2010, 15% of the shares controlled by Hong Song Family Trust shall be owned by Tingqi Wang when Tingqi Wang reached the age of adulthood in 2020; 5% of the shares controlled by Hong Song Family Trust shall be donated to a charitable organization; the remaining 80% of the shares controlled by Hong Song Family Trust shall be equally distributed between Mr. Song Wang and Mrs. Jean Xiaohong Kou. As of December 31, 2021, the 5% of the shares owned by Hong Song Family Trust that should be donated to a charitable organization were still owned by Hong Song Family Trust. The business address for Ms. Kou is No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone, Shunyi District, Beijing, China.
(3)	The business address for Consolidated Capital Holdings Ltd. is c/o Jean Xiaohong Kou, No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone, Shunyi District, Beijing, China.

To our knowledge, as of December 31, 2021, 385,025,904 of our ordinary shares, or approximately 88.14% of our total outstanding ordinary shares, was held by one of our record holders. The number of beneficial owners of our ADSs in the U.S. is likely to be much larger than the number of record holders of our ordinary shares in the U.S. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.Related Party Transactions

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

We and certain of our current and former officers and directors have been named as defendants in a shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “Central California District Court”): William Likas v. ChinaCache International Holdings Ltd. et al, Civil Action No. 2:2019-cv-06942 (C.D. Cal.) (filed on August 9, 2019). The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to the our ADSs from April 10, 2015 to May 17, 2019—alleges that certain of our public statements and filings contained materially false and misleading statements or omissions in violation of U.S. securities laws. On October 2, 2019, the Central California District Court appointed a group of two purported shareholders of us as the Lead Plaintiff of the class. On December 15, 2020, the parties reached an agreement to a stipulation and agreement of settlement to settle this purported class action. On April 26, 2021, the court granted preliminary approval of the settlement and scheduled a settlement hearing on August 27, 2021. On March 14, 2022, the Central California District Court entered an order and final judgment approving the agreement of settlement.

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

In August 2017, our PRC subsidiary, Xin Run, initiated a lawsuit against a subsidiary of BFSMC in Beijing, arising out of the sales of data center buildings. We sought the payment of purchase price in the amount of RMB105.6 million and the relating interest. In September 2017, such BFSMC’ subsidiary filed the statement of defense and made a counterclaim, claiming, among others, the late delivery penalties and relating losses in the total amount of approximately RMB50.5 million. Thereafter we filed a motion to dismiss the counterclaim of such BFSMC’ subsidiary arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was dismissed and as a result. In addition, Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. The court rendered a judgment on the case on December 31, 2019, which ruled that: (i) certain agreements in relation to such sales of data center buildings (including the cooperation agreement dated as of December 30, 2014, the supplementary agreement dated as of February 26, 2015, the official correspondence dated as of May 5, 2016 and the escrow agreement dated as of July 20, 2017) should be null and void; (ii) Xin Run should repay such BFSMC’ subsidiary in an amount of RMB672 million, which is the consideration paid by such BFSMC’ subsidiary to Xin Run; (iii) such BFSMC’ subsidiary should transfer 100% of the equity securities of Zhao Du to Xin Run, and should repay Xin Run the amount of approximately RMB82.7 million, which is the rent paid by Xin Run to such BFSMC’ subsidiary; (iv) confirmed that such BFSMC’ subsidiary has legal title to the funds with an amount of RMB105.6 million deposited in the escrow account. Both Xin Run and such BFSMC’ subsidiary had appealed the judgment to a higher court, and on September 16, 2021, the court dismissed the appeals of both Xin Run and the subsidiary of BFSMC. Both Xin Run and the subsidiary of BFSMC have applied to the competent court for compulsory execution of the foregoing court decision.

In October 2017, the foregoing subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. In August 2019, certain real properties of Xin Run have been sealed up by the court. The second instance of this case has been completed. Unfortunately, we lost, and the court ruled that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision, and Xin Run has filed an application for suspension of such compulsory execution in December 2019 to the Shunyi District Court of Beijing. Xin Run submitted an application for retrial of the foregoing lawsuit to the Beijing Intermediate People’s court. The retrial has been accepted in December 2021 and the execution of the original court decision has been suspended. As of the date hereof, this lawsuit is still ongoing.

In June 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Xin Run filed a motion to dismiss for lack of jurisdiction. However, we were notified by the court that our motion was rejected. In January 2020, Xin Run has filed an application for suspension of such lawsuit. The subsidiary of BFSMC withdrew its claims in September 2021.

In April 2019, a trading company filed a lawsuit against our PRC subsidiary, Xin Run, in the Beijing No.4 Intermediate People’s Court, requesting Xin Run to pay purchase price and relevant liquidated damage in a total amount of approximately RMB37.2 million. In June 2019, Xin Run and such trading company reached an agreement for settlement of the case, under which Xin Run agrees to pay such trading company purchase price of RMB20.2 million and the relating interest of RMB6.0 million. However, Xin Run has not fully performed its payment obligations under such agreement. The Company has accrued the amount as other payables, however, Xin Run only settled RMB2.0 million subsequently. The trading company has applied to the competent court for compulsory execution of the agreement for settlement of this case.

In April 2019, a technology company filed a lawsuit in Shanghai Minhang District People’s Court against Beijing Blue I.T., demanding payment of service fee and relevant liquidated damage in a total amount of approximately RMB28.3 million. The court rendered a judgment on the case in October, 2019, which ruled that Beijing Blue I.T. should pay relevant service fee, liquidated damage and costs of legal proceedings. We have appealed the judgment to a higher court in November 2019. In January 2020, Beijing Blue I.T. and such technology company reached an agreement for settlement of the case, under which Beijing Blue I.T. agrees to pay such technology company the service fee in a total amount of approximately RMB27.5 million and relevant costs of legal proceedings. As of the date hereof, Beijing Blue I.T. has fully performed its payment obligations under such agreement.

In August 2019, a building materials technology company initiated a lawsuit against Xin Run in the Beijing Shunyi District People’s Court to request payment of approximately RMB35.6 million that should be paid by Xin Run to a third party, as such third party was obligated to pay the same amount to the building materials technology company, and the relating cost of the lawsuit. We filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and as a result, as of the date hereof, the case was withdrawn by the building materials technology company.

In June 2019, a computer company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and relevant interest in a total amount of approximately RMB74.6 million. In September 2021, the court ruled that Xin Run should pay overdue construction fees in a total amount of approximately RMB54.42 million, the interests accrued thereon and the relevant costs of legal proceedings. Such computer company has applied to the competent court for compulsory execution of the foregoing court decision.

In June 2019, such computer company filed another lawsuit against Xin Run in the Beijing Haidian District People’s Court, requesting Xin Run to pay overdue equipment purchase payment and relevant interest in a total amount of approximately RMB40.8 million. We filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and the jurisdiction of this lawsuit has been changed to Beijing Chaoyang District People’s Court. In October 2021, the court ruled that Xin Run should pay overdue equipment purchase payment, the relevant examination fees and the interests accrued thereon in a total amount of approximately RMB34.12 million, as well as the costs of legal proceedings. Such computer company has applied to the competent court for compulsory execution of the foregoing court decision.

In February 2022, the foregoing computer company has applied to Beijing No.1 Intermediate People’s Court, requesting declaration the bankruptcy liquidation of Xin Run, for Xin Run is lack of solvency. As of the date hereof, this case is still ongoing.

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

In October 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB20.5 million. We filed a motion to dismiss for lack of jurisdiction. However, our motion was rejected and certain real property of Xin Run was sealed up by the court. We have appealed the aforesaid judgment to Beijing No. 3 Intermediate People’s Court, but unfortunately, our motion was still rejected in January, 2020. The court rendered a judgment on the case in July 2020, which ruled that Xin Run was required to pay relevant construction fees in a total amount of approximately RMB9.2 million, and also the relevant liquidated damage and costs of legal proceedings. Such technology company has applied to the competent court for compulsory execution of the court judgement.

In December 2019, we were notified that such technology company filed another lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue equipment purchase payment in a total amount of approximately RMB31.3 million, relevant interest and costs of legal proceedings. The court ruled that Xin Run should pay overdue equipment purchase payment in a total amount of approximately RMB31.3 million and the relevant liquidated damages thereon. We had appealed the judgment to a higher court in January 2020. However, our motion was rejected in April 2020. In June 2020, the technology company has applied to the competent court for a compulsory execution of this case.

In November 2019, a commercial bank filed a lawsuit with respect to financial loan agreement dispute against Xin Run, Mr. Song Wang and Ms. Jean Xiaohong Kou in the Fushun Intermediate People’s Court of Liaoning Province, requesting Xin Run to pay principal amount of loans of approximately RMB170 million, damages for breach of contract and relevant interests in an amount of approximately RMB6.6 million and costs of legal proceedings. The court rendered a judgment on the case in December, 2020, which ruled that Xin Run should pay principal amount of loans of approximately RMB170 million, damages for breach of contract and relevant interests in an amount of approximately RMB6.6 million and costs of legal proceedings. The commercial bank has applied to the competent court for a compulsory execution of this case and certain real property of Xin Run was sealed up by the court.

In November 2019, a commercial bank filed a lawsuit with respect to financial loan agreement dispute against Xin Run, Mr. Song Wang and Ms. Jean Xiaohong Kou in the Shenyang Intermediate People’s Court of Liaoning Province, requiring: (i) all loans under certain loan agreement become due on October 30, 2019; (ii) Xin Run to pay principal amount of loans of approximately RMB160 million, damages for breach of contract and relevant interests in an amount of approximately RMB0.5 million and costs of legal proceedings; and (iii) the plaintiff shall be entitled to be paid in priority regarding certain real property of Xin Run. In November 2020, Xin Run and the commercial bank reached an agreement for settlement of the case, under which Xin Run agrees to pay principal amount of loans of approximately RMB150 million, damages for breach of contract and relevant interests in an amount of approximately RMB2.6 million. However, Xin Run has not fully performed its payment obligations under such agreement. The commercial bank has applied to the competent court for a compulsory execution of the agreement for settlement of this case. As of the date hereof, Xin Run has fully performed its payment obligations in this case.

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

In December 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB72.7 million, relevant interest and costs of legal proceedings. In September 2021, the court ruled that Xin Run should pay overdue construction fees and the interests accrued thereon in a total amount of approximately RMB74.81 million, as well as the costs of legal proceedings. Such technology company has applied to the competent court for compulsory execution of the court judgement.

In January 2020, a supply chain company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue fees of approximately RMB9.5 million, relevant liquidated damages and costs of legal proceedings. The court rendered a judgment on the case in July 2020, which ruled that Xin Run should pay overdue fees of approximately RMB9.5 million, relevant liquidated damages and costs of legal proceedings. Such supply chain company has applied to the competent court for a compulsory execution of this case. In September 2021, such supply chain company has applied to Beijing No.1 Intermediate People’s Court, requesting declaration of the bankruptcy liquidation of Xin Run, for Xin Run is lack of solvency. As of the date hereof, this case is still ongoing.

In January 2020, a technology company filed a lawsuit against Beijing Blue I.T. in the Beijing Chaoyang District People’s Court, requesting Beijing Blue I.T. to pay overdue fees of approximately RMB38.6 million, relevant interest and costs of legal proceedings. The court ruled that Beijing Blue I.T. should pay overdue fees of approximately RMB38.6 million and the relevant interests thereof, together with the costs of legal proceedings. We appealed such court judgement to higher court, but our appeal has been dismissed. Such technology company has applied to the competent court for compulsory execution of the court judgement.

In March 2020, a technology company filed a lawsuit against Beijing Blue I.T. in the Hangzhou Internet Court, requesting Beijing Blue I.T. to pay overdue fees of approximately RMB15.4 million, relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still ongoing. The court ruled that Beijing Blue I.T. should pay overdue fees of approximately RMB15.4 million, the interests accrued thereon and costs of legal proceedings. We appealed such court judgment to higher court, but our appeal has been dismissed. Such technology company has applied to the competent court for compulsory execution of the court judgement.

In August 2020, Xin Run filed a lawsuit against three PRC citizens in the Beijing Tongzhou District People’s Court, requesting such PRC citizens to return the service fees of approximately RMB77.2 million, and to pay relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still ongoing.

In August 2020, a branch of a telecommunication company filed a lawsuit against Beijing Blue I.T. in the Beijing Xicheng District People’s Court, requesting Beijing Blue I.T. to pay overdue service fees of approximately RMB6.83 million, the liquidated damages thereon and the costs of legal proceedings. In December 2020, this case was mediated by the court and Beijing Blue I.T. agrees to pay the plaintiff service fees of approximately RMB8.37 million and the relevant costs of proceedings. As Beijing Blue I.T. failed to perform such payment obligations, the plaintiff has applied to the competent court for a compulsory execution.

In October 2020, a branch of a telecommunication company filed a lawsuit against Beijing Blue I.T. in the Tianjin Binhai New Area People’s Court, requesting Beijing Blue I.T. to pay overdue service fees of approximately RMB8.41 million, the liquidated damages accrued thereon and the costs of legal proceedings. In December 2020, this case was mediated by the court and Beijing Blue I.T. agrees to pay the plaintiff service fees of approximately RMB8.41 million and the relevant costs of proceedings. As Beijing Blue I.T. failed to perform such payment obligations, the plaintiff has applied to the competent court for a compulsory execution.

In September 2021, a telecommunication company filed an arbitration against Beijing Blue I.T. in the Beijing Arbitration Commission, requesting Beijing Blue I.T. to pay overdue service fees and liquidated damage in a total amount of approximately RMB11.31 million, relevant interest and costs of legal proceedings. In March 2022, the Beijing Arbitration Commission awarded that Beijing Blue I.T. should pay overdue service fees of approximately RMB5.79 million and the relevant liquidated damages and costs of legal proceedings.

In May 2021, a technology company has applied to Beijing No.1 Intermediate People’s Court, requesting declaration of the bankruptcy liquidation of Xin Run, for Xin Run is lack of solvency. As of the date hereof, this case is still ongoing.

In January 2022, Ms. Jean Xiaohong Kou filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court to request payment of approximately RMB40.9 million that should be paid by Xin Run to a third party since Ms. Jean Xiaohong Kou has fulfilled such payment obligation as she acted as the guarantor of Xin Run, and the relevant interests and costs of legal proceeding. In March 2022, Ms. Jean Xiaohong Kou changed her claims and requested Xin Run to indemnify her losses of approximately RMB37.46 million due to her fulfillment of payment obligation as the guarantor of Xin Run, and the relevant interests and costs of legal proceeding. As of the date hereof, this lawsuit is still ongoing. In April 2022, the court ruled that Xin Run should make payment of approximately RMB31.54 million and the relevant interests thereof, together with the costs of legal proceedings.

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offering and Listing Details

See “— C. Markets.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing 16 of our ordinary shares, were formerly listed on the Nasdaq Global Select Market. On September 4, 2019, the Nasdaq Hearings Panel determined to delist the Company’s securities from The Nasdaq Stock Market. Suspension of trading in the shares was effective at the open of business on September 6, 2019. Our ADSs currently trade under the symbol “CCIH” in The Over Counter – Pink Sheets. The following table provides the high and low trading prices for our ADSs since the date of our initial public offering and up until May 10, 2019 (the “Last Reported Closing Price”) prior our ADSs being delisted from Nasdaq Stock Market.

The Last Reported Closing Price for our ADSs on May 10, 2019 was US$1.21 per ADS.

Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2017	3.05	0.72
Fiscal Year 2018	4.75	1.00
Fiscal Year 2019	1.29	0.88
Fiscal Year 2020	0.29	0.01
Fiscal Year 2021	N/A	N/A
Quarterly Highs and Lows
First Fiscal Quarter of 2020	0.10	0.03
Second Fiscal Quarter of 2020	0.07	0.02
Third Fiscal Quarter of 2020	0.29	0.01
Fourth Fiscal Quarter of 2020	0.18	0.04
First Fiscal Quarter of 2021	N/A	N/A
Second Fiscal Quarter of 2021	N/A	N/A
Third Fiscal Quarter of 2021	N/A	N/A
Fourth Fiscal Quarter of 2021	N/A	N/A
Monthly Highs and Lows
January 2021	N/A	N/A
February 2021	N/A	N/A
March 2021	N/A	N/A
April 2021	N/A	N/A
May 2021	N/A	N/A
June 2021	N/A	N/A
July 2021	N/A	N/A
August 2021	N/A	N/A
September 2021	N/A	N/A
October 2021	N/A	N/A
November 2021	N/A	N/A
December 2021	N/A	N/A

On January 6, 2021, Citibank, N.A., notified the Company of its decision to resign as depositary for the ADR program and the Company has not appointed a successor depositary as at the date of this Form 20-F.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Limitations on the Right to Own Shares. There are no limitations on the right to own our ordinary shares.

C.Material Contracts

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

D.Exchange Controls

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

E.Taxation

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

On February 3, 2015, the SAT issued a Public Notice (2015) No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

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

Assuming that we are the owner of Beijing Blue I.T., Beijing Jingtian, ChinaCache Shouming and ShenRong BJ for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China. Based on the market price of our securities, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and 2020 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules the:

●	excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

●	amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;
●	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for such U.S. Holder for such year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

F.Dividends and Paying Agents

Not applicable.

G.Statements by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our consolidated financial statements are expressed in RMB, which is our reporting currency. ChinaCache Holdings, ChinaCache Beijing, Beijing Blue I.T. and Beijing Jingtian determine their functional currency to be the RMB, while ChinaCache U.S., ChinaCache Hong Kong, ShenRong HongKong and ChinaCache UK determine their functional currency to be the U.S. dollar, Hong Kong dollar, Hong Kong dollar and G.B. pound. However, substantially all of our businesses are transacted in RMB. We earn substantially all of our revenues and incur most of our expenses in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs or ordinary shares will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is denominated in RMB, while the ADSs or ordinary shares are traded in U.S. dollars.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and interest expenses attributable to short term and long-term loans. As of December 31, 2020 and 2021, RMB17,369,000 and RMB26,389,000 (US$4,141,000), respectively, were deposited with major financial institutions located in the PRC, RMB1,297,000 and RMB4,386,000 (US$688,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB 4,694,000 and RMB3,363,000 (US$527,000), respectively, were deposited with major financial institutions located in the UK and RMB7,931,000 and RMB11,373,000 (US$1,784,000), respectively were held in major financial institutions in the United States of America. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

In 2019, 2020 and 2021, we received approximately US$3,154.9, US$2,000.0 and US$3,301.0 net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

Since January 6, 2021, we have no any depositary bank. And all the outstanding ADSs are deposited with the custodian. There will not be lots of cost associated with maintaining the ADR outstanding by third party vendors. Individual ADSs holders will be charged a 5c per ADR cancellation fees.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

We received net proceeds of approximately US$74.9 million from our initial public offering. For the period from September 30, 2010, the date that the F-1 Registration Statement was declared effective by the SEC, As of December 31, 2021, we used net proceeds from our initial public offering as follows:

●	approximately US$28.5 million to expand our research and development efforts and build our cloud infrastructure;
●	approximately US$28.3 million capital expenditure for network and other equipment; and
●	approximately US$18.1 million for general corporate purposes.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2019 were not effective due to the material weakness disclosed below in “Management’s Annual Report on Internal Control over Financial Reporting. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). We noted the following deficiencies that we believe to be material weaknesses: i) The Company did not have enough staff resources in the internal audit department, and internal audit evaluation work was not performed effectively from 2019 to 2021; ii) The Company had inadequate risk assessment procedures to continuously assess the legal and compliance risks associated with its business and the related financial impact.

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

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Qing Zhang is the chairman of audit committee.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective upon the completion of our initial public offering in October 2010.

In November 2016, our board of directors adopted amendment to the code of business conduct and ethics, which has been posted on our website at www.chinacache.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

On December 7, 2018, the Company engaged Grant Thornton China (“GT”), the China member firm of Grant Thornton International Ltd., to be the Company’s independent registered public accounting firm, as Ernst & Young Hua Ming LLP (“EYHM”) formally resigned. On April 8, 2019, the Company engaged Michael T. Struder CPA P.C. (“MS”) to be the Company’s independent registered accounting firm, as GT formally resigned. The changes of the Company’s independent registered public accounting firm from EYHM to GT to MTS were approved by the Company’s Audit Committee. The decisions were not made due to any disagreements with EYHM or GT. As MS failed to start their on-site work timely, The Company believed that Studer’s delay of its audit work was unacceptable. As a result, the Company’s Audit Committee terminated Studer on May 30, 2019. On July 12, 2019, the Company engaged Marcum Bernstein Pinchuk LLP (“Marcum BP”) as the Company’s independent registered public accounting firm. With the shrinking of the Company business, the Company make every effort to decrease costs. On April 14, 2021, the Company engaged Shanghai Perfect C.P.A. Partnership (“Perfect CPA”) as the company’s independent registered public accounting firm and terminated Marcum BP on the same day. The decision was approved by the Company’s Audit Committee.

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the years ended December 31, 2020 and 2021. We did not pay any other fees to our auditors during the periods indicated below.

	2020	2021
	US$	US$

	(in thousands)
Audit fees (1)	115	106
Tax fees (2)	—	—
Other fees (3)	—	—
(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our auditors.
(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(3)	“Other fees” represent the aggregate fees billed by our principal auditors for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services are described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the fiscal year ended December 31, 2021.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16G.CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law and our memorandum and articles of association.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of ChinaCache International Holdings Limited are included at the end of this annual report.

ITEM 19.EXHIBITS

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

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
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

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Conyers Dill & Pearman

15.2	Consent of Han Kun Law Offices

15.3	Letter dated as of May 17, 2022 from Shanghai Perfect C.P.A. Partnership

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ChinaCache International Holdings Ltd.

	By:	/s/ Xiaoqiang Wei
Name: Xiaoqiang Wei
Title: Chief Executive Officer

Date: May 17, 2022

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ChinaCache International Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ deficit for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Beijing, China

March 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ChinaCache International Holdings Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ deficit for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021 and the results of its operations and its cash flows for each of  the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Shanghai Perfect C.P.A. Partnership

We have served as the Company’s auditor between 2021 and 2022.

Shanghai, China

May 17, 2022

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		20,284	38,432	6,031
Restricted Cash		11,007	7,081	1,111
Accounts receivable, net	4	66,159	39,649	6,222
Prepaid expenses and other current assets, net	5	125,344	56,226	8,823
Amounts due from a related party	21	—	—	—
Amounts due from subsidiaries held for sale	9	447	—	—
Assets held for sale	9	342,570	342,570	53,757

Total current assets		565,811	483,958	75,944

Non-current assets:
Property and equipment, net	6	362,340	321,280	50,416
Intangible assets, net		—	—	—
Land use right, net	7	30,761	22,688	3,560
Cloud infrastructure construction in progress	10	289,788	157,083	24,650
Long term investments	11	30,148	30,148	4,731
Operating lease right-of-use asset	8	5,869	3,400	534
Long term deposits and other non-current assets		27,696	17,939	2,815

Total non-current assets		746,602	552,538	86,706

TOTAL ASSETS		1,312,413	1,036,496	162,650

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICIT:
Current liabilities:
Accounts payable		331,658	318,510	49,981
Accrued employee benefits		30,883	27,793	4,361
Accrued expenses and other current liabilities	13	94,995	130,281	20,444
Other payables	14	1,006,830	902,023	141,547
Income tax payable	20	97,054	89,701	14,076
Amounts due to related parties	21	26	32,089	5,035
Current portion of long-term borrowings	12	319,941	168,739	26,479
Current portion of finance lease obligations	17	25,241	—	—
Deferred government grant	16	—	—	—
Current portion of operating lease liability	8	2,427	2,565	403
Liabilities held for sale	9	7,261	8,944	1,404
Total current liabilities		1,916,316	1,680,645	263,730

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICT: (CONTINUED)
Non-current liabilities:
Non-current portion of finance lease obligations	17	—	—	—
Non-current portion of operating lease liability	8	3,470	905	142
Deferred government grant	16	14,350	14,350	2,252
Other non-current liability	15	52,775	31,139	4,886

Total non-current liabilities		70,595	46,394	7,280

Total liabilities		1,986,911	1,727,039	271,010

Commitments and contingencies	25

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 436,816,529 and 436,816,529 shares issued and outstanding as of December 31, 2020 and 2021, respectively)		338	338	44
Additional paid-in capital		1,581,684	1,581,771	248,214
Treasury stock		(15,332)	(15,332)	(2,406)
Statutory reserves		1,326	1,326	208
Accumulated deficit		(2,224,747)	(2,239,219)	(351,382)
Accumulated other comprehensive loss		(12,402)	(14,273)	(2,229)

Total ChinaCache International Holdings Ltd. shareholders’ deficit		(669,133)	(685,389)	(107,551)
Noncontrolling interest		(5,365)	(5,154)	(809)

Total shareholder’s deficit		(674,498)	(690,543)	(108,360)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		1,312,413	1,036,496	162,650

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$

Net revenues		918,628	335,337	205,391	32,230

Cost of revenues		(689,820)	(235,889)	(156,390)	(24,541)

Gross profit		228,808	99,448	49,001	7,689

Other operating loss (income), net		(29,176)	(23,943)	1,339	210
Sales and marketing expenses		(36,059)	(22,174)	(22,316)	(3,502)
General and administrative expenses		(152,160)	(65,943)	(55,905)	(8,773)
(Provision for)/ recovery of doubtful accounts		(8,449)	2,121	(70,426)	(11,051)
Research and development expenses		(54,059)	(10,729)	(262)	(41)
Impairment of long-lived assets		—	(13,448)	(114)	(18)

Operating loss		(51,095)	(34,668)	(98,683)	(15,486)

Interest income		181	96	329	52
Interest expense		(49,924)	(44,216)	(45,691)	(7,170)
Other income /(expenses), net		36,367	(7,896)	135,997	21,341
Gain on disposal of subsidiaries	9	18,285	—	—	—
Foreign exchange loss (gain)		1,448	13,567	(6,110)	(959)

Profit (Loss) before income taxes		(44,738)	(73,117)	(14,158)	(2,222)

Income tax expense	20	(7,967)	(6)	(103)	(16)

Net loss		(52,705)	(73,123)	(14,261)	(2,238)

Less: net loss attributable to noncontrolling interest		(1,034)	(616)	211	33

Net loss attributable to the Company's shareholders		(51,671)	(72,507)	(14,472)	(2,271)
Loss per share
Basic and Diluted	23	(0.12)	(0.17)	(0.03)	(0.01)
Shares used in loss per share computations:
Basic and Diluted	23	436,649,822	436,763,196	436,816,529	436,816,529

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of RMB and US$ except for number of shares and per share data)

		For the years ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$

Foreign currency translation adjustment		(1,706)	(12,218)	(1,871)	(294)
Unrealized holding loss on available-for-sale investments		—	—	—	—
Amounts reclassified from accumulated other comprehensive income		—	—	—	—
Total other comprehensive loss net of tax		(1,706)	(12,218)	(1,871)	(294)
Comprehensive loss		(54,411)	(85,341)	(16,132)	(2,532)
Less: comprehensive gain (loss) attributable to noncontrolling interest		(1,034)	(616)	211	33
Comprehensive loss attributable to the Company’s shareholders		(53,377)	(84,725)	(16,343)	(2,565)

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net profit (loss)	(52,705)	(73,123)	(14,261)	(2,238)
Depreciation of property and equipment	28,642	38,169	28,410	4,458
Amortization of intangible assets and land use right	770	769	706	111
Non cash lease expense	37,247	4,307	2,469	387
Allowance for doubtful accounts	8,449	(2,121)	70,426	11,051
Impairment of long-lived assets	—	13,448	114	18
Loss/(gain) from disposal of property and equipment	(37,520)	3,479	9,113	1,430
Gain from disposal of long-term investment	(50)	—	—	—
Gain from disposal of subsidiaries	(18,285)	—	—	—
Interest expense adjustment	4,037	5,725	—	—
Foreign exchange gain	(1,448)	(13,567)	6,110	959
Share-based compensation	1,891	620	87	14
Amortization of other non-current asset	19,838	18,703	9,757	1,531
Amortization of deferred government grant	(1,394)	(302)	—	—
Changes in operating assets and liabilities:
Accounts receivable	104,739	41,714	23,284	3,654
Prepaid expense and other current assets	31,931	(16,174)	1,969	309
Long term deposits and other non-current assets	2,075	—	—	—
Accounts payable	(60,951)	53,346	(13,148)	(2,063)
Accrued employee benefits	1,091	(7,002)	(3,090)	(485)
Accrued expenses and other payables	27,882	45,294	(14,236)	(2,234)
Income tax payable	15,459	4,563	(7,353)	(1,154)
Amounts due from a related party	(65)	65	—	—
Amounts due to related parties	(42)	(1)	521	82
Operating lease liabilities	(2,647)	(37,113)	(2,427)	(381)
Other non-current liabilities	—	1,802	(21,636)	(3,395)
Net cash (used in)/provided by operating activities	108,944	82,601	76,815	12,054

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(5,742)	(148)	(145)	(23)
Cash receipts from sales of long-term investments	72	—	—	—
Cash paid for cloud infrastructure construction in progress	(54,097)	(53,700)	(29,587)	(4,643)
Repayment of consideration refund with interest	(14,536)	—	—	—
Proceeds from disposal of property and equipment	38,625	1,512	3,568	560

Net cash used in investing activities	(35,678)	(52,336)	(26,164)	(4,106)

Cash flows from financing activities:

Proceeds from bank borrowings	—	—	—	—
Payment of borrowing cost	(1,873)	(9,626)	—	—
Repayment of bank borrowings	(73,850)	(59)	(3,208)	(503)
Proceeds from employee for exercise of share options	20	—	—	—
Payments of finance lease obligations	(25,950)	(31,782)	(25,241)	(3,961)
Proceeds from sales and lease back	20,500	—	—	—
Proceeds from sales of ordinary shares from treasury stock	2,701	—	—	—

Net cash provided by /(used in) financing activities	(78,452)	(41,467)	(28,449)	(4,464)

Net decrease in cash and cash equivalents and restricted cash	(5,186)	(11,202)	22,203	3,484
Cash and cash equivalents and restricted cash at beginning of the year	46,589	41,144	31,291	4,910
Effect of foreign exchange rate changes on cash	(259)	1,349	(7,981)	(1,252)
Cash, cash equivalents and restricted cash at end of the year	41,144	31,291	45,513	7,142

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Interest paid	(38,339)	(9,626)	—	—
Interest received	181	96	329	52
Income tax paid	(453)	(6)	(5)	(1)
Supplemental disclosures of non-cash activities:
Acquisition of property and equipment included in accrued expenses and other payables	(393,287)	(352,786)	—	—
Obtaining right-of-use assets in exchange for lease liabilities	166,745	7,414	—	—
Offset of long-term loan	—	—	172,338	27,044

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

(Amounts in thousands of RMB and US dollars US$, except for number of shares)

	Attributable to ChinaCache
							Accumulated other		Total
	Number of	Ordinary	Additional	Treasury	Statutory	Accumulated	comprehensive	Noncontrolling	shareholders'
	ordinary shares	shares	paid-in capital	Stock	reserves	deficit	income/(loss)	interests	deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2019	429,404,977	338	1,579,153	(18,033)	1,326	(2,100,569)	1,522	(3,715)	(539,978)

Net loss	—	—	—	—	—	(51,671)	—	(1,034)	(52,705)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,706)	—	(1,706)
Share-based compensation	—	—	1,891	—	—	—	—	—	1,891
Proceeds from sales of treasury stock	7,047,552	—	—	2,701	—	—	—	—	2,701
Exercise of employee stock options	44,000	—	20	—	—	—	—	—	20
Restricted shares vested	160,000	—	—	—	—	—	—	—	—
Balance at December 31, 2019	436,656,529	338	1,581,064	(15,332)	1,326	(2,152,240)	(184)	(4,749)	(589,777)

Net loss	—	—	—	—	—	(72,507)	—	(616)	(73,123)
Foreign currency translation adjustment	—	—	—	—	—	—	(12,218)	—	(12,218)
Share-based compensation	—	—	620	—	—	—	—	—	620
Restricted shares vested	160,000	—	—	—	—	—	—	—	—
Balance at December 31, 2020	436,816,529	338	1,581,684	(15,332)	1,326	(2,224,747)	(12,402)	(5,365)	(674,498)
Net loss	—	—	—	—	—	(14,472)	—	211	(14,261)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,871)	—	(1,871)
Share-based compensation	—	—	87	—	—	—	—	—	87

Balance at December 31, 2021	436,816,529	338	1,581,771	(15,332)	1,326	(2,239,219)	(14,273)	(5,154)	(690,543)

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

1.      ORGANIZATION

ChinaCache International Holdings Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on June 29, 2005 and its principal activity is investment holding. The founders of the Company are Mr. Wang Song and his spouse Kou Xiaohong (the “Founders”).

The Company through its subsidiaries and variable interest entities (collectively "the Group") noted below are principally engaged in the provision of content and application delivery total solutions in the People’s Republic of China (the “PRC”).

As of December 31, 2021, subsidiaries of the Company and variable interest entities (“VIEs”) where the Company is the primary beneficiary include the following:

	Date of	Place of	Percentage of
	incorporation	incorporation	ownership		Principal activities

Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%		Provision of technical consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%		Provision of content and application delivery services

JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%		Investment holding

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%		Provision of content and application delivery services

ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”)	July 18, 2011	The PRC	99	%(ii)	Construction of cloud infrastructure

Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%		Investment holding

Beijing Shou Ming Technology Co., Ltd. (“Beijing Shou Ming”)	August 15, 2014	The PRC	99	%(ii)	Computer hardware, technology development

Beijing Zhao Du Technology Co., Ltd. (“Beijing Zhao Du”) (iii)	August 15, 2014	The PRC	99	%(ii)	Mechanical equipment lease

ChinaCache Networks (UK) Limited (“ChinaCache UK”)	March 10, 2016	England and Wales	100%		Provision of content and application delivery services

Beijing Xiangqing Technology Co., Ltd ("Beijing Xiangqing") (iv)	April 28, 2019	The PRC	99	%(ii)	Mechanical equipment lease

Beijing Wangrun Technology Co., Ltd("Beijing Wangrun") (iv)	April 26, 2019	The PRC	99	%(ii)	Mechanical equipment lease

ShenRong Technology (Hongkong) Limited ("ShenRong HK") (iv)	December 16,2019	Hong Kong	100%		Mechanical equipment lease

Beijing Shuosen Technology Co., Ltd ("Beijing Shuosen") (iv)	April 28, 2019	The PRC	99	%(ii)	Mechanical equipment lease

RuiShen Technology (Beijing) Co., Ltd.("RuiShen BJ") (v)	January 16, 2020	The PRC	100%		Technology Development

ChinaCache (Hong Kong) Limited ("CCHK) (vii)	October 30, 2020	The PRC	100%		Technology Development

VIEs

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT”) (i)	June 7, 1998	The PRC	—		Provision of content and application delivery services

Beijing Jingtian Technology Limited (“Beijing Jingtian”) (i)	September 1, 2005	The PRC	—		Provision of content and application delivery services

ChinaCache Shouming Technology (Beijing) Co., Ltd. ("ChinaCache Shouming") (i)	June 6, 2018	The PRC	—		Technology Development

ShenRong Technology (Beijing) Co., Limited(“ShenRong BJ") (i)	November 22, 2019	The PRC	—		Technology Development
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

(ii)

On November 16, 2015, Xin Run received a capital injection of RMB1,292,000 (US$202,000) from Tianjin Shuishan Technology Co., Ltd, a PRC Company wholly owned by the Founders. As a result, the percentage of the Company’s equity ownership in Xin Run and Xin Run’s wholly-owned subsidiaries, is 99% as of December 31, 2020 and 2021.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

1.      ORGANIZATION (CONTINUED)

(iii)	In July 2017, Xin Run transferred all of its equity interests in Beijing Zhao Du to a buyer (Note 9). However, due to the disputes disclosed in Note 25, the transaction is not yet closed.

(iv)	In April and December 2019, the Group established certain subsidiaries, Beijing Wangrun, Beijing Xiangqing, Beijing Shuosen, and ShenRong HK, all of which have not started any operation.

(v)	In January 2020, the Group established a subsidiary, RuiShen BJ, a wholly-owned subsidiary of ShenRong HK, which has not started any operation.

(vi)	In January 2020, the Group obtained control over ShenRong BJ through contractual arrangement.

(vii)	In October 2020, the group incorporated ChinaCache (Hong Kong) Limited, or CCHK, a wholly-owned subsidiary of ChinaCache UK.

Through the Company's subsidiaries in the PRC, the Company signed a series of contracts with certain VIEs, specifically Beijing Blue IT in September 2005, Beijing Jingtian in July 2008, ChinaCache Shouming in September 2018, and ShenRong BJ in March 2020. The following is a summary of the various VIE agreements:

Exclusive option agreements

Pursuant to the exclusive option agreement amongst the Company and the Nominal Shareholders of Beijing Blue IT in September 2005, the Nominal Shareholders of Beijing Blue IT irrevocably granted the Company or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominal Shareholders in Beijing Blue IT, when and to the extent permitted under PRC law, at an amount equal to either a) the outstanding loan amount pursuant to the loan agreement owed by the Nominal Shareholders or b) the lowest permissible purchase price as set by PRC law. Such consideration, if in excess of the outstanding loan amount, when received by the Nominal Shareholders upon the exercise of the exclusive option is required to be remitted in full to the Company. Beijing Blue IT cannot declare any profit distributions or grant loans in any form without the prior written consent of the Company. The Nominal Shareholders of Beijing Blue IT must remit in full any funds received from Beijing Blue IT to the Company, in the event any distributions are made by the Beijing Blue IT pursuant to any written consents of the Company. Similar exclusive option agreements were signed by ChinaCache Beijing with Beijing Jingtian in July 2008, by Xin Run with ChinaCache Shouming in September 2018 , and by RuiShen BJ and ShenRong BJ in March 2020.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

1.      ORGANIZATION (CONTINUED)

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

All the Exclusive business cooperation agreements were valid for ten years, and ChinaCache Beijing/Xin Run/RuiShen BJ can at its sole discretion renew at a term of its choice through written confirmation. The agreement between ChinaCache Beijing and Beijing Blue IT has been renewed and will expire on September 23, 2025. The agreement amongst the ChinaCache and the Nominal Shareholders of Beijing Jingtian has been renewed and will expire on January 15, 2029. The agreement between Xin Run and ChinaCache Shouming was signed in September 2018, and will be expired on August 20, 2028. The agreement between RuiShen BJ and ShenRong BJ was signed in March, 2020, and will be expired on March, 2030.

Exclusive technical support and service agreement/Exclusive technical consultation and training agreement/Equipment leasing agreement

Pursuant to these agreements between ChinaCache Beijing and Beijing Blue IT, ChinaCache Beijing is to provide research and development, technical support, consulting, training and equipment leasing services in return for fees, which is adjustable at the sole discretion of ChinaCache Beijing. The fees charged to Blue IT include an annual fixed amount and a variable quarterly amount which is determined based on the following factors:

●	the number of ChinaCache Beijing’s employees who provided the services pursuant to the business cooperation agreement to Beijing Blue IT during the quarter (the “Quarterly Services”) and the qualifications of the employees;
●	the number of hours ChinaCache Beijing’s employees spent to provide the Quarterly Services;
●	operating expenses incurred by ChinaCache Beijing to provide the Quarterly Services;
●	nature and value of the Quarterly Services; and
●	Beijing Blue IT’s operating revenue for the quarter.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

1.      ORGANIZATION (CONTINUED)

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

1.      ORGANIZATION (CONTINUED)

Power of attorney agreements (continued)

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable power of attorney agreements, whereby the Nominal Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, the Company, either directly or through ChinaCache Beijing/Xin Run/RuiShen BJ, obtained effective control over the VIEs through the ability to exercise all the rights of the VIEs’ shareholders pursuant to the share pledge agreements and the exclusive option agreements. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses directly through the loan agreements. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through ChinaCache Beijing/Xin Run/RuiShen BJ using the Service Agreements. Thus, the Company is the primary beneficiary of the VIEs and consolidates the VIEs under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

Legal compliance

Assessing the legal validity and compliance of these above noted arrangements are a precursor to the Company’s ability to consolidate the results of operations and financial condition of its VIEs. In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the VIEs are in compliance with existing PRC laws and regulations; (ii) each of the currently effective documents under the contractual arrangements among the Company, the Group's PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and  (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

1.      ORGANIZATION (CONTINUED)

Legal compliance (continued)

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

Unrecognized revenue-producing assets held by the VIEs mainly include licenses, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit, and trademarks, patents, copy rights and the domain names. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. Recognized revenue-producing assets held by the VIEs include core technology, trademarks and domain names. Unrecognized revenue-producing assets, including customer lists for provision of content and application delivery total solutions, as well as trademarks, are held by ChinaCache Beijing / Xin Run and/or RuiShen BJ.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

1.      ORGANIZATION (CONTINUED)

Legal compliance (continued)

The following tables represent the financial information of the consolidated VIEs as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 before eliminating the intercompany balances and transactions between the VIEs and other entities within the Group:

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,407	12,775	2,005
Restricted cash	8,463	5,867	921
Accounts receivable (net of allowance for doubtful accounts of RMB75,225 and RMB80,556 (US$12,641) as of December 31, 2020 and 2021, respectively)	51,074	14,509	2,277
Prepaid expenses and other current assets, net	39,664	39,864	6,255
Amounts due from inter-companies (1)	270,245	248,628	39,015
Amounts due from related parties	—	—	—

Total current assets	371,853	321,643	50,473

Non-current assets:
Property and equipment, net	2	—	—
Intangible assets, net	—	—	—
Long term investments	10,103	10,103	1,585
Operating lease right-of-use asset	5,814	3,400	534
Long term deposits and other non-current assets	128	122	19

Total non-current assets	16,047	13,625	2,138

TOTAL ASSETS	387,900	335,268	52,611

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

1.      ORGANIZATION (CONTINUED)

Legal compliance (continued)

	As of December 31,
	2020	2021
	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Accounts payable	257,499	232,662	36,510
Accrued employee benefits	22,367	20,355	3,194
Accrued expenses and other current liabilities	48,883	58,121	9,120
Other payables	—	—	—
Income tax payable	12,196	10,812	1,697
Amounts due to inter-companies (1)	465,151	469,183	73,625
Current portion of operating lease liabilities	2,372	2,565	403
Deferred government grant	—	—	—

Total current liabilities	808,468	793,698	124,549

Non-current liabilities:
Non-current portion of operating lease liabilities	3,470	905	142
Deferred government grant	14,350	14,350	2,252
Other noncurrent liabilities	9,210	—	—

Total non-current liabilities	27,030	15,255	2,394

Total liabilities	835,498	808,953	126,943

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Group.

	For the Years Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues
-Third party customers	287,653	243,224	63,038	9,892
-Inter-companies	532,766	30,670	16,082	2,523
Net profit/(loss)	60,994	9,718	(26,087)	(4,094)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)    Going concern

The Group experienced net loss of approximately RMB52,705,000，RMB73,123,000 and RMB14,261,000 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, the Group had net current liabilities of approximately RMB1,530,313,000 (US$240,139,000), excluding net asset held for sale. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)    Going concern (continued)

When preparing the consolidated financial statements as of December 31, 2021 and for the year then ended, the Group ’s management concluded that a going concern basis of preparation was appropriate after analyzing the cash flow forecast for the next twelve months. In preparing the cash flow analysis, management took into account of a) estimated consideration of RMB1,528,000,000 (US$239,776,000) from planned disposal of the cloud infrastructure buildings and assets held for sale, and b) locating more domestic CDN customers from 2022 to compensate the estimated revenue decrease from US, and controlling its operating costs and negotiating with vendors for more favorable payment terms.

If the Group fails to achieve these goals, the Group may need additional financing to execute its business plan. If additional financing is required, the Group cannot predict whether this additional financing will be in the form of equity, debt, or another form, and the Group may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group's business, prospects, financial condition and results of operations.

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

DECEMBER 31, 2019, 2020 AND 2021

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

(f)    Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.3757 on December 31, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

(h)    Restricted Cash

As of December 31, 2020 and 2021, all the restricted cash relates to cash frozen by courts order during the ongoing legal proceedings.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)    Property and equipment (continued)

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

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The amounts of interest that would be capitalized were immaterial during the years ended December 31, 2019, 2020 and 2021.

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

DECEMBER 31, 2019, 2020 AND 2021

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

DECEMBER 31, 2019, 2020 AND 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)    Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable.  When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. For long-lived assets held for sale, assets are written down to fair value less cost to sell.  Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. Impairment charge of nil, RMB13,448,000 and RMB114,000 (US$18,000) were recognized from properties and equipment and intangible assets for the years ended December 31, 2019, 2020 and 2021, respectively.

(o)    Investments

Available-for-sale investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ deficit. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in other comprehensive loss except for other-than-temporary impairment, which would be charged to current period earnings. Impairment of available-for-sale investments for the years ended December 31, 2019, 2020 and 2021 were nil, nil and nil, respectively.

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

Cost method investment

Prior to adopting ASC Topic 321 (“ASC 321”), Investments – Equity Securities, on January 1, 2018, the Group carries at cost its investments in investees that do not have readily determinable values or investments and over which the Group does not have significant influence, in accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments. The Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group's share of earnings since its investment.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)    Investments (continued)

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2019, 2020 and 2021 were nil, nil and nil, respectively.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)    Revenue recognition (continued)

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)    Revenue recognition (continued)

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

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by revenue stream for the years ended December 31, 2019, 2020 and 2021.

	For the Years Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000
CDN Services	648,117	103,548	62,270	9,772
IDC Services	255,524	223,887	142,870	22,419
IX Services	14,987	7,902	251	39
Total	918,628	335,337	205,391	32,230

The following table provides information about accounts receivables and contract liabilities from contracts with customers:

	Years as of December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
Accounts receivables	66,159	39,649	6,222
Advance from customers	17,466	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)    Cost of revenues

Cost of revenue consists primarily of depreciation of the Group's long-lived assets, amortization of acquired intangible assets, maintenance, purchase of bandwidth and other overhead expenses directly attributable to the provision of content and application delivery total solutions.

All the services provided by the Group in the PRC, including VIEs are subject to VAT. Such VAT (to the extent that is non-deductible) and other surcharges are accrued and charged to cost of revenues as the related exclusive business support, technical and consulting services are rendered.

(s)    Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales and marketing expenses, amounted to approximately nil, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

(t)    Research and development costs

Research and development costs consist primarily of payroll and related personnel costs for minor routine upgrades and related enhancements to the Group's services and network. Costs incurred in the development of the Group's services are expensed as incurred. To date, the amount of costs qualifying for capitalization has been insignificant.

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

DECEMBER 31, 2019, 2020 AND 2021

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

(w)    Income taxes

The Group follows the liability method in accounting for income taxes in accordance to ASC topic 740 "Taxation" (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

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

DECEMBER 31, 2019, 2020 AND 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

On January 1, 2018, the Company adopted ASU 2017-09”Compensation - Stock Compensation: Scope of Modification Accounting”, which provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in ASC 718 to a change to the terms or conditions of a share-based payment award. The adoption of ASU 2017-09 did not have a material impact on the Company’s consolidated financial statements.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)    Segment reporting

The Group follows ASC 280, “Segment Reporting.” The Group's Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment through the provision of a single class of global services for accelerating and improving the delivery of content and applications over the Internet. As the Group's long-lived assets are substantially all located in the PRC, revenues are derived from each subsidiary and most of the services are provided in PRC, no geographical segments are presented.

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

DECEMBER 31, 2019, 2020 AND 2021

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

3.          CONCENTRATION OF RISK

(a)    Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, available-for-sale investments and amounts due from related parties. As of December 31, 2020 and 2021, RMB 17,369,000 and RMB 26,389,000 (US$4,141,000), respectively, were deposited with major financial institutions located in the PRC, RMB 1,297,000 and RMB 4,386,000 (US$688,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB 4,694,000 and RMB 3,363,000 (US$527,000), respectively, were deposited with major financial institutions located in the UK, RMB 7,931,000 and RMB 11,373,000 (US$1,784,000), respectively were held in major financial institutions in the United States of America. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law.  Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy.  In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006.  Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased.  In the event of bankruptcy of one of the banks which holds the Group's deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b)    Business, supplier, customer, and economic risk

The Group participates in a relatively young and dynamic industry that is heavily reliant and also susceptible to complementary and/or competitive technological advancements.  The Group believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations or cash flows:

(i)

Business Risk - Third parties may develop technological or business model innovations that address content delivery requirements in a manner that is, or is perceived to be, equivalent or superior to the Group's services.  If competitors introduce new products or services that compete with, or surpass the quality, price or performance of the Group's services, the Group may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Group to generate reasonable rates of return on its investment.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

3.          CONCENTRATION OF RISK (CONTINUED)

(b)    Business, supplier, customer, and economic risk (Continued)

(ii)

Supplier Risk - Changes in key telecommunications resources suppliers and certain strategic relationships with telecom carriers. The Group's operations are dependent upon communications capacity provided by the third-party telecom carriers and third-party controlled end-user access network.  There can be no assurance that the Group are adequately prepared for unexpected increases in bandwidth demands by its customers.  The communications capacity the Group has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers.  Any failure of these network providers to provide the capacity the Group requires may result in a reduction in, or interruption of, service to its customers. Details of the purchase from suppliers accounting for 10% or more of total purchase cost are as follows:

	Years as of December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000

Supplier A	59,465	*	*	*
Supplier B	49,802	63,608	*	*
Supplier C	91,268	*	*	*
Supplier D	*	13,833	*	*
Supplier E	*	12,431	*	*
Supplier F	*	*	62,296	9,776
Supplier G	*	*	29,522	4,633

Details of the accounts payable for purchases accounting  for 10% or more of total cost are as follow:

	Years as of December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

Supplier A	*	*	*
Supplier B	28,929	28,929	4,540
Supplier C	*	*	*
Supplier D	12,853	*	*
Supplier E	6,290	*	*

*not greater than 10%

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

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

	Years as of December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000
Customer E	520,358	*	*	*
Customer F	*	54,389	*	*
Customer G	*	*	65,505	10,279
Customer H	*	*	20,774	3,260

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
Customer A	7,019	*	*
Customer B	*	15,113	2,372
Customer C	6,352	5,387	845
Customer D	*	5,012	786
Customer F	17,706	*	*
Customer H	*	5,160	810

(iv)         Emerging or unproven business models of customers.  Many of the Group's existing and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for the Group's services, and the Group's growth and prospects may be materially and adversely affected.

(v)          Political, economic and social uncertainties.  The Group's operations could be adversely affected by significant political, economic and social uncertainties in the PRC.  Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions.  There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(vi)          Regulatory restrictions. The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services. Accordingly, both the Company’s subsidiaries, ChinaCache Beijing and Xin Run are currently ineligible to apply for the required licenses for providing content and application delivery services in China. As a result, the Company operates its business in the PRC through its VIEs, which holds the licenses and permits required to provide content and application delivery services in the PRC. The PRC Government may also choose at any time to block access to the Company's customers’ content which could also materially impact the Company's ability to generate revenue.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

3.          CONCENTRATION OF RISK (CONTINUED)

(c)    Currency convertibility risk

Half of the Group's businesses are transacted in RMB, which is not freely convertible into foreign currencies.  On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China.  However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies.  All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.  Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(d)    Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation/(appreciation) of the RMB against US$ was approximately 1.3%, (6.27)% and (2.34)% in the years ended December 31, 2019, 2020 and 2021, respectively. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets and investments denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

4.             ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

Accounts receivable	146,389	123,105	19,318
Less: allowance for doubtful accounts	(80,230)	(83,456)	(13,096)

	66,159	39,649	6,222

As of December 31, 2020 and 2021, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

Balance, beginning of year	82,495	80,230	12,590
Additions for the current year	350	5,934	931
Recovery	(2,615)	(2,708)	(425)

Balance, end of year	80,230	83,456	13,096

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

5.          PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	3,533	3,584	562
Staff field advances	665	902	142
Prepaid commission (ii)	74,520	74,520	11,694
Prepaid service fee	8	8	1
Other deposit and receivables(iii)	49,006	51,883	8,142
Prepaid income tax	6,227	—	—
Prepaid expense and other current assets	133,959	130,897	20,541
Provision of doubtful accounts	(8,615)	(74,671)	(11,718)
Prepaid expense and other current assets, net	125,344	56,226	8,823

i)

Prepaid expense for bandwidth and servers represents the unamortized portion of prepayments made to the Group's telecom operators and certain technology companies, who provide the Group with access to bandwidth and network servers.

ii)

The balance represents the prepaid commission to an agent for the pending sales of certain cloud infrastructure that were held for sale (Note 9), consisting of RMB 67,200,000 (US$10,545,000) related to Beijing Zhao Du and RMB7,320,000 (US$1,149,000) related to disposal of Beijing Shuo Ge, which was provided in 2019.

iii)	Other deposit and receivables represent deductible VAT, and other deposits for operation.

6.      PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consists of the following:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	2,056
Computer equipment	825,796	770,218	120,864
Furniture, fixtures and office equipment	6,011	5,964	936
Leasehold improvements	18,439	18,439	2,894
Motor vehicles	6,838	6,559	1,029
Buildings	317,602	312,125	48,979
	1,187,786	1,126,405	176,758
Less: accumulated depreciation	(476,864)	(458,450)	(71,941)
Less: impairment	(348,582)	(346,675)	(54,401)

	362,340	321,280	50,416

Impairment of nil,RMB 13,448,000 and RMB 114,000 (US$18,000) were recognized for the years ended December 31, 2019, 2020 and 2021, respectively, and impairment of RMB 2,021,000 (US$317,000) were reduced as a result of the disposition during 2021.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

6.      PROPERTY AND EQUIPMENT, NET (CONTINUED)

For the years ended December 31, 2019, 2020 and 2021, depreciation expenses were RMB28,642,000, RMB38,169,000 and RMB 28,410,000 (US$4,459,000), respectively, and were included in the following captions:

	For the years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	28,598	38,169	28,400	4,457
Sales and marketing expenses	6	—	—	—
General and administrative expenses	18	—	10	2
Research and development expenses	20	—	—	—

	28,642	38,169	28,410	4,459

The Group accounted for the leases of certain computer equipment and optical fibers as finance leases that transfer to the Group substantially all the benefits and risks incidental to the ownership of assets. The carrying amounts of the Group's property and equipment held under finance leases at respective balance sheet dates were as follows:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
At Cost:
Optical fibers	13,100	—	—
Computer equipment	262,989	—	—
	276,089	—	—

Less: accumulated depreciation	(88,039)	—	—
Less: impairment	(166,162)	—	—

	21,888	—	—

In 2021, the Group paid off the remaining finance lease obligation and purchased the pledged assets back.

The carrying amount of buildings pledged by the Group to secure the borrowings (Note 12 (b)) and finance lease obligation (Note 17) as of December 31, 2020 and 2021 was RMB306,608,000 and RMB296,744,000 (US$46,566,000), respectively.

All the buildings were sealed up by the court due to the lawsuits as of December 31, 2021 (Note 25).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

7.      LAND USE RIGHT, NET

	December 31
	2020	2021
	RMB’000	RMB’000	US$’000

Land use right	34,057	25,410	3,987
Less: accumulated amortization	(3,296)	(2,722)	(427)
	30,761	22,688	3,560

In 2013, the Group paid RMB51,678,000 to acquire a land use right of approximately 39,000 square meters of land in Beijing Shunyi District, on which the Group developed a cloud infrastructure. According to the land use right contract, the Group has a 50-year use right over the land, which is used as the basis for amortization.

In December 2017, land use right, excluding land use right held by Beijing Shuo Ge and Beijing Zhao Du, was transferred out from the assets held for sale and re-designated as assets held for use (Note 9). The Group re-measured the amortization expense that would have been recognized had the land use right been continuously classified as held and used. Amortization expense for land use right for the years ended December 31, 2019, 2020 and 2021 was RMB706,000, RMB706,000 and RMB706,000 (US$ 110,000), respectively.

The carrying amount of land use right pledged by the Group to secure the borrowings (Note 12 (b)) as of December 31, 2020 and 2021 was RMB30,761,000 and RMB15,768,000, respectively.

All the land use right (excluding land use right held by Beijing Zhao Du) were sealed up by the court due to the lawsuits (Note 25) as of December 31, 2021.

8.      RIGHT-OF-USE ASSETS AND OPERATING LIABILITIES

The following table presents the Group's right-of-use assets and operating lease liabilities as of the respective balance sheet dates:

	December 31
	2020	2021
	RMB’000	RMB’000	US$’000
Right-of-use assets	5,869	3,400	534

Operating lease liabilities - current	2,427	2,565	403
Operating lease liabilities - non-current	3,470	905	142
Total operating lease liabilities	5,897	3,470	545

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2021:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.40
Weighted average discount rate	6.18%

During year ended December 31, 2021, cash payment for operating leases was RMB 2,034,000 (US$ 316,000).

During year ended December 31, 2019, 2020 and 2021, the Group incurred total operating lease expenses of RMB45,384,000, RMB 4,307,000 and RMB 2,034,000 (US$ 316,000), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

8.      RIGHT-OF-USE ASSETS AND OPERATING LIABILITIES (CONTINUED)

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2021:

2022	2,708
2023	917
Total lease payments	3,625
Less: imputed interest	(155)
Present value of lease liabilities	3,470

9.        ASSETS HELD FOR SALE / LIABILITIES HELD FOR SALE

On December 30, 2014, Xin Run entered into a definitive sale and leaseback agreement with Beijing Federation of Supply and Marketing Cooperatives ("BFSMC"), according to which Xin Run should hand over to BFSMC two IDC buildings (5# and 6#) by September 2015 for a consideration of RMB 960 million through transferring the ownership of the two IDC buildings from Xin Run to Beijing Zhao Du, and selling all Beijing Zhao Du's equity interests to BFSMC. On February 6, 2015, Xin Run entered into a supplementary agreement with BFSMC and one subsidiary of BFSMC, Beijing Shi Xin Heng Tai Investment Co., Ltd ("SXHT"), according to which the subsidiary SXHT became the beneficiary of the original arrangement and took over the rights and obligations from February 27, 2015. Consideration of RMB 672 million was received from the subsidiary by September 2015. Starting in August 2017, Xin Run and the buyer entered into a series of lawsuits. On December 31, 2019, the court sentenced that the original equity transfer agreement with SXHT is invalid and both parties should return the money received.As of December 31, 2021, the second instance of this case has been completed(Note 25).

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

As of December 31, 2020 and 2021, all the assets and liabilities of Beijing Zhao Du were classified as assets and liabilities held for sale.

Assets and liabilities classified as held for sale are required to be recorded at the lower of carrying value or fair value less any costs to sell. As of December 31, 2020 and 2021, the carrying value of Beijing Zhao Du and Beijing Shuo Ge’s net assets were less than fair value less costs to sell, and accordingly, no adjustment to the asset value was made necessary. Beijing Zhao Du and Beijing Shuo Ge did not meet the criteria to be classified as discontinued operations because they did not represent a strategic shift that has (or will have) a major impact on the Group’s operations and financial results to meet the criteria to be classified as discontinued operations.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

9.        ASSETS HELD FOR SALE / LIABILITIES HELD FOR SALE (CONTINUED)

The major classes of assets and liabilities held for sale were as follows:

	December 31,
	2020	2021
	RMB’000	RMB'000	US$’000
Prepaid expenses and other current assets	15,478	15,478	2,429
Property and equipment	318,446	318,446	49,971
Land use right, net	8,646	8,646	1,357
Assets held for sale	342,570	342,570	53,757
Accrued expenses and other current liabilities	6,814	8,944	1,404
Amounts due to the Company	447	—	—
Liabilities held for sale	7,261	8,944	1,404

The operating results of the subsidiaries held for sale during the three years ended December 31, 2021 that are not presented within discontinued operations and are summarized as follow:

	For the years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000

Net revenue	—	—	—	—
Loss before income taxes	(5,682)	(2,960)	(1,188)	(186)

Loss before income taxes attributable to the non-controlling interest from the subsidiaries held for sale for the years ended December 31, 2019, 2020 and 2021 were RMB57,000, RMB30,000 and RMB 12,000 (US$2,000), respectively.

10.    CLOUD INFRASTRUCTURE CONSTRUCTION IN PROGRESS

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
Cloud infrastructure construction in progress	289,788	157,083	24,650

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

During the year ended December 31, 2020, cost reduction of RMB25,960,000 (US$3,979,000) was capitalized for buildings completed, and among which RMB 28,811,000 (US$4,415,000) was transferred to property and equipment.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

10.    CLOUD INFRASTRUCTURE CONSTRUCTION IN PROGRESS (CONTINUED)

During the year ended December 31, 2021, reduced cost of RMB12,045,000 (US$1,890,000) was capitalized for buildings completed, among which RMB 12,578,000 (US$1,974,000) was written off from property and equipment, and among which RMB 133,238,000 (US$20,908,000) was transferred to assert hold for sale.

All the cloud infrastructure construction in progress were pledged by the Group to secure borrowings (Note 12(b)) as of December 31, 2020 and the IDC buildings (1#) were pledged by the Group to secure borrowings (Note 12(b)) as of December 31, 2021. The cloud infrastructure was sealed up by court due to litigations. (Note 25).

11.    LONG TERM INVESTMENTS

Long term investments consisted of the following:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
Cost method investments:
PRC Fund	10,103	10,103	1,585
United States Fund	20,045	20,045	3,146
Total	30,148	30,148	4,731

Cost method investments

In 2017, the Group made an additional RMB361,000 (US$53,000) investment in the United States Fund. As of December 31, 2020 and 2021, the Group had made an accumulated investment in the United States Fund of RMB20,045,000. Given that the Group holds less than five percent interest in each fund, the Group has accounted for such investments using the cost method.

In 2011, the Group made a 9-year term investment in the PRC Fund in the amount of RMB 10,103,000. Given that the Group holds less than five percent interest in each fund, the Group has accounted for such investments using the cost method.

12.    BORROWINGS

(a)    Long-term borrowings

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

Long-term bank loan	319,941	168,739	26,479
Less: current portion	(319,941)	(168,739)	(26,479)
Total	—	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

12.    BORROWINGS (CONTINUED)

(a)    Long-term borrowings (continued)

On October 30, 2017, the Group obtained a three-year credit facility of RMB240,000,000 from Bank B in PRC, at 8.00004% per annum. The credit facility includes RMB150,000,000 for working capital and RMB90,000,000 for capital expenditure. The credit facility is secured by Xin Run’s assets, while Mr. Wang Song and Ms. Kou Xiaohong, the Founders and ex- directors of the Company, take joint-and-several liability for the repayment of the loan. The Group paid RMB2,400,000 to a third-party agent in December 2017 as borrowing cost to obtained the facility. On November 7, 2017, the first RMB150,000,000 was drawn down and used as working capital. On December 13, 2017, the second RMB23,000,000 was drawn down and used for capital expenditure. On January 30, 2018, the third RMB27,000,000 (US$3,927,000) was drawn down and used for capital expenditure. The borrowing cost paid for the facility was allocated to the draw down and the remaining facility on a pro rata basis. Borrowing costs allocated to the actual draw down were presented as deductions of the loan carrying value. The borrowing costs are recognized over the lives of the term loans as interest expense, using the effective interest rate method.

In October 2019, Bank B sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loans amounted to RMB170,000,000 (US$24,419,000) and related unpaid interest immediately, as the buildings and land use right that pledged to Bank B has been sealed up by the court arising from other lawsuits (Note 25), the bank account in Bank B has been frozen, and Xin Run did not make repayment of loans according to the repayment plan, which violated the bank facility agreement. In November, 2019, Bank B has filed a lawsuit against Xin Run (Note 25). In October 2020, Bank C automatically deducted Xin Run RMB 36,986(US$ 5,668).In May and December 2021, Bank C automatically deducted Xin Run total RMB 1,224,481(US$192,147). As a result, the Group reclassified all carrying value of the bank loan RMB 168,738,533 (US$ 26,478,758) to current liabilities as of December 31, 2021.

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

In October 2019, Bank C sent notice of early maturity of loan to Xin Run and asked for the early repayment of bank loan balance amounted to RMB160,000,000 (US$22,983,000) and related unpaid interest. As the buildings and land use right that pledged to the bank has been sealed up by the Shunyi District Court mainly due to the lawsuit with a subsidiary of BFSMC, the bank considered that Xin Run has defaulted and asked for the immediate repayment of the RMB160,000,000 (US$22,983,000) and related unpaid interest within three days. In November 2019, Bank C has filed a lawsuit against Xin Run (Note 25), and Xin Run made a repayment of RMB10,000,000(US$1,436,000) to Bank C thereafter. In April and June 2020, Bank C automatically deducted Xin Run total RMB 21,885(US$ 3,354).  In March, June and October 2021, Bank C automatically deducted Xin Run and Mr. Wang Song and Ms. Kou Xiaohong, the Founders and ex-directors of the Company, total RMB 2,008,210 (US$ 315,132). In November 2020, the company received a court decision, requiring Xin Run to repay the principal and interest total RMB175,078,000(US$27,473,000).In September 2021, Xin Run used Building 9, Building 10 and Ms. Kou Xiaohong's two villas to pay off the debt. As a result, the loan has been fully repaid as of December 31, 2021.

The above loans from Bank B and C are secured by Xin Run's buildings and corresponding land use right in the net carrying value of RMB475,236,000(US$74,574,000) as of December 31, 2021 and RMB622,780,000 (US$95,455,000) as of December 31, 2020 (see Note 6 and 7).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

13.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

Advance from customers	17,836	17,954	2,817
Other accrued expenses	69,186	102,679	16,113
Other tax payables	7,973	9,648	1,514

	94,995	130,281	20,444

Other accrued expenses represent accrued rental and overdue penalty interest (see Note 25).

14.    OTHER PAYABLES

Other payables consisted of the following:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

Payables for purchase of property and equipment	268,073	281,315	44,144
Consideration received for disposal of Beijing Zhao Du (Note 9)	585,164	585,164	91,825
Penalty accrual	128,890	—	—

Current portion of other non-current liability (Note 15)	23,118	35,544	5,578
Other Payables	1,585	—	—
Total	1,006,830	902,023	141,547

15. OTHER NON-CURRENT LIABILITY

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

Consideration refund payable	62,255	62,255	9,769
Other noncurrent payable	13,638	4,428	695
Less: current portion	(23,118)	(35,544)	(5,578)

Total	52,775	31,139	4,886

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

15. OTHER NON-CURRENT LIABILITY (CONTINUED)

Other non-current liability includes the difference in the consideration between original agreement and revised agreement entered in April 2019 (Note 9) relating to disposal of Beijing Shuo Ge. Pursuant to the revised agreement, Xin Run agrees to return the difference of RMB73,200,000 (US$10,515,000) along with a total interest of RMB13,018,000 (US$1,870,000) from June 30, 2019 to December 31, 2024. The total balance to be refunded together with the interest to be paid over 1 year as of December 31, 2021 is recognized as non -current liability using the effective interest rate method.

For the year ended December 31, 2021, the company had not pay the refund as planned schedule, the buyer has not filed a law suit with the company. The amount due in 2020 and 2021 according to agreement was classified as current liability.

16. DEFERRED GOVERNMENT GRANT

The following table presents the Group's deferred government grant as of the respective balance sheet dates:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

Beginning balance	14,652	14,652	2,299
Recognized as income during the year	(302)	(302)	(47)

Total balance of deferred government grant	14,350	14,350	2,252
Less: current portion	—	—	—

Balance of non-current deferred government grant	14,350	14,350	2,252

During the years ended December 31, 2019, 2020 and 2021, a certain government grants complied with the attached conditions. Hence, relevant government grants of RMB1,394,000, RMB302,000 and RMB302,000 (US$47,000) respectively, were recognized in the consolidated statements of  operations and comprehensive loss as other operating income during the years ended December 31, 2019, 2020 and 2021, respectively.

17.    FINANCE LEASE OBLIGATIONS

Certain computer, UPS and switch equipment were acquired through finance leases entered into by the Group. Future minimum lease payments under non-cancellable finance lease arrangements are as follows:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
2020	—	—	—
2021	27,027	—	—

Total minimum lease payment	27,027	—	—
Less: amount representing interest	(1,786)	—	—

Present value of remaining minimum lease payment	25,241	—	—
Less: current portion	25,241	—	—
Non-current portion	—	—	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

18.    SHARE-BASED COMPENSATION

In order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Group's business, the Group adopted a stock option plan in 2007 (the “2007 Plan”). Under the 2007 Plan, the Group may grant options to its employees, directors and consultants to purchase an aggregate of no more than 14,000,000 ordinary shares of the Group, subject to different vesting requirements. The 2007 Plan was approved by the Board of Directors and shareholders of the Group on October 16, 2008. On May 28, 2009, the Group adopted a new stock option plan (the “2008 Plan”) which allows the Group to grant options to its employees, directors and consultants to purchase an aggregate of no more than 8,600,000 ordinary shares of the Group, subject to different vesting requirements. On May 20, 2010, the Group adopted a new stock option plan (the “2010 Plan”) which allows the Group to grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,000,000 ordinary shares of the Group, subject to different vesting requirements. On June 20, 2011, the Group adopted a new stock option plan (the “2011 Plan”) which allows the Group to grant options to its employees, directors and consultants to purchase an aggregate of no more than 22,000,000 ordinary shares of the Group, subject to different vesting requirements. On July 2, 2012, the Group approved amendments to the 2011 Plan which provide, in effect, that the maximum aggregate number of ordinary shares that may be issued pursuant to all awards (the “Award Pool”) under the 2011 Plan shall be equal to five percent of the total issued and outstanding ordinary shares as of July 2, 2012; provided that, the ordinary shares reserved in the Award Pool shall be increased automatically if and whenever the unissued ordinary shares reserved in the Award Pool accounts for less than one percent of the total then issued and outstanding ordinary shares, as a result of which increase the unused ordinary shares reserved in the Award Pool immediately after each such increase shall equal to five percent of the then issued and outstanding ordinary shares.

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

During the years ended December 31, 2019, 2020 and 2021, the Group granted nil, nil and nil options, respectively, to a combination of employees and directors of the Group at exercise prices ranging from US$0.06 to US$0.07. As of December 31, 2021, options to purchase 19,097,149 of ordinary shares were outstanding and options to purchase 13,658,508 ordinary shares were available for exercise under the Option Plans.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

18.    SHARE-BASED COMPENSATION (CONTINUED)

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

(a)Options Granted to Employees

The following table summarized the Group's employee share option activity under the Option Plans:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	Exercise	contractual	intrinsic
	options	price	term	value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2019	37,369,229	0.11	7.81	2

Granted	—	—	—	—
Exercised	(44,000)	0.08	—	—
Forfeited	(6,143,024)	0.16	—	—

Outstanding, December 31, 2019	31,182,205	0.10	7.23	1.35

Exercisable at December 31, 2019	20,119,147	0.10	7.10	1.35

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(9,945,152)	0.08	—	—

Outstanding, December 31, 2020	21,237,053	0.11	5.40	—

Exercisable at December 31, 2020	13,529,251	0.11	5.40	—

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(2,139,904)	0.18	—	—

Outstanding, December 31, 2021	19,097,149	0.10	4.90	—

Exercisable at December 31, 2021	13,658,508	0.10	4.90	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

18.    SHARE-BASED COMPENSATION (CONTINUED)

(a)Options Granted to Employees (continued)

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2021 was calculated based on the closing price of the Group's ordinary shares on December 31, 2021. As no trading has been made during 2021, it can be assumed that the share price is nil. The total intrinsic value of share options exercised during the years ended December 31, 2019, 2020 and 2021 was RMB18,000, nil and nil, respectively.

As of December 31, 2021, there was nil of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the graded vesting method over the remaining vesting periods of different tranches, within 1 year.

The total fair value of options vested during the years ended December 31, 2019, 2020 and 2021 was RMB 1,834,000, RMB649,000 and nil, respectively.

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

As of December 31, 2020 and 2021, there was RMB nil (US$nil) of unrecognized share-based compensation cost, related to unvested restricted share units.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

18.    SHARE-BASED COMPENSATION (CONTINUED)

(b)	Restricted Share Units Award Granted to Employees (continued)

The following table summarized the Group's restricted shares award issued under the 2011 Plan:

	Number of	Weighted average grant
	ordinary shares	date fair value
		(US$)

Outstanding, January 1, 2019	640,000	0.07

Granted	—	—
Vested	(320,000)	0.07
Forfeited	(160,000)	0.07

Outstanding, December 31, 2019	160,000	0.07

Granted	—	—
Vested	(160,000)	0.07
Forfeited	—	—

Outstanding, December 31, 2020	—	—

Granted	—	—
Vested	—	—
Forfeited	—	—

Outstanding, December 31, 2021	—	—

The cost of the restricted share units is determined using the fair value (determined based on the fair market value of the Group's ordinary shares on the grant date, or if the grant date is not a trading day then the immediately preceding trading date), net of expected forfeitures. The aggregate fair value of the unvested restricted share units for the years ended December 31, 2020 and 2021 was RMB nil and RMB nil (US$nil), respectively. The total fair value of restricted share units vested during the years ended December 31, 2019, 2020 and 2021 was RMB151,000, RMB72,000 and RMB nil (US$ nil), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

18.    SHARE-BASED COMPENSATION (CONTINUED)

(b)	Restricted Share Units Award Granted to Employees (continued)

A total compensation expenses relating to all options and restricted share units recognized for the years ended December 31, 2019, 2020 and 2021 are as  follows:

	For the years ended December 31,
	2019	2020	2021
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000
Cost of revenues	211	79	11	2
Sales and marketing expenses	83	32	5	1
General and administration expenses	1,114	367	48	7
Research and development expenses	483	176	24	4

	1,891	654	88	14

19.    MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB28,285,000, RMB15,420,000 and RMB6,532,000 (US$1,025,000) for the years ended December 31, 2019, 2020 and 2021, respectively.

20.    INCOME TAXES

Enterprise income tax

Cayman Islands

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIEs.

United States of America

ChinaCache North America, Inc. was registered in California, United States of America in 2007. For the years ended December 31, 2019, 2020 and 2021, the entity is subject to both California State Income Tax (8.84%) and Federal Income Tax (graduated income tax rate up to 21%, a flat 21% and 21%, respectively) on its taxable income under the current laws of the state of California and United States of America.

Hong Kong

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 ("the Ordinance") of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

20.    INCOME TAXES (CONTINUED)

Enterprise income tax (continued)

ChinaCache Networks (Hong Kong) Limited, the Company’s wholly owned subsidiary incorporated in Hong Kong, for the years ended December 31, 2020 and 2021, income tax rate decreased to 8.25% for profit below HKD 2 million, and 16.5% for excessive profit over HKD 2 million.

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. ChinaCache Beijing qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2021 if it continues to qualify on an annual basis. The HNTE certificate of ChinaCache Beijing wass expired in 2022. Beijing Blue IT qualifies as an HNTE and is entitled for a preferential tax rate of  15% from 2016 to 2020 if it continues to qualify on an annual basis. The HNTE certificate of ChinaCache Blue IT was expired in 2021.

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2021, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2021, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

Loss before income tax expense consists of:

	For the years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	(12,095)	(15,467)	(19,608)	(3,077)
PRC	(32,643)	(57,650)	5,450	855

	(44,738)	(73,117)	(14,158)	(2,222)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

20.    INCOME TAXES (CONTINUED)

Enterprise income tax (continued)

The income tax expense comprises of:

	For the years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000

Current	7,967	6	103	16
Deferred	—	—	—	—

	7,967	6	103	16

A reconciliation of the differences between the income tax calculated using statutory tax rate and the effective tax rate for the year ended December 31, 2019, 2020 and 2021 is as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000

Loss before income tax expense	(44,738)	(73,117)	(14,158)	(2,222)

Income tax computed at PRC statutory tax rate of 25%	(11,184)	(18,279)	(3,540)	(555)
Preferential tax rates	(2,737)	1,100	(2,252)	(353)
International rate differences	7,636	338	5,856	919
Additional 75% tax deduction for qualified research and development expenses	(9,697)	(1,207)	(60)	(9)
Non-deductible expenses	3,629	1,365	30	5
Effect of changes in tax rates on deferred taxes	1,765	—	(81,413)	(12,775)
Changes in the valuation allowance	10,996	9,751	17,639	2,768
Realization gain from intercompany transaction	7,435	—	—	—
Expiration of tax loss carry forward	77	6,932	72,085	11,312
other adjustment	47	6	(8,242)	(1,293)
Income tax expense	7,967	6	103	16

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

20.    INCOME TAXES (CONTINUED)

Enterprise income tax (continued)

The components of deferred taxes are as follows:

	For the years ended December 31,
	2020	2021
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
- Allowance for doubtful accounts	12,257	39,541	6,205
- Deferred revenue	2,832	4,499	706
- Accruals	2,489	3,410	535
- Tax losses	197,885	162,420	25,487
- Property and equipment	6,488	28,514	4,474
- Intangible assets	2,611	3,817	599
- Long-term investment impairment	960	960	151
- Unrealized profit	71,868	71,868	11,278
Less: valuation allowance	(297,390)	(315,029)	(49,435)

Total Deferred tax assets	—	—	—

Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future years. The net valuation allowance increased by RMB 9,751,000 during the year ended December 31, 2020 and increased by RMB17,639,000 (US$2,768,000) during the year ended December 31, 2021.

As of December 31, 2021, the Group has net operating losses carried forward from its PRC subsidiaries of RMB 697,291,000, which will expire between 2022 and 2026. As of December 31, 2021, the Group has net operating losses carried forward from its non-PRC subsidiaries of RMB 45,076,000 available to offset future taxable income.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

20.    INCOME TAXES (CONTINUED)

Unrecognized Tax Expense

A roll-forward of accrued unrecognized tax expense is as follows:

	December 31,
	2020	2021
	RMB’000	RMB’000	US$’000

Beginning balance	(8,273)	(8,273)	(8,273)
Increase based on tax positions related to the current year	—	—	—
Ending balance	(8,273)	(8,273)	(8,273)

The unrecognized tax expense is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax expense will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. For the years ended December 31, 2020 and 2021, there’s no unrecognized tax expense, if ultimately recognized, will impact the effective tax rate.

The Group recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2019, 2020, and 2021, the Group recognized approximately RMB 1,365,000, RMB1,365,000 and RMB nil (US$ nil) in interest and penalties. The Group had approximately RMB 16,461,000 and RMB16,461,000 (US$2,583,000) for the payment of interest and penalties accrued at December 31, 2020 and 2021, respectively.

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

On May 17, 2019 and June 5, 2019, Mr. Song Wang tendered his resignation as the Company’s Chief Executive Officer and the Board as Directors, respectively. The Co-founder and director Ms. Xiaohong Kou resigned from the management team and the Board on August 15, 2019. On December 15, 2019, Mr. Xiaoqiang Wei was elected as the Company’s new Chief Executive Officer.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

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

No more guarantee was provided by related parties for the year ended December 31, 2020 and 2021.

The Group had the following related party balances and related party transactions for the years presented:

Amounts due from a related party

	Mr. Xiaoqiang Wei	Total
Balance as of December 31, 2019	65	65
Return of advance	(65)	(65)
Balance as of December 31, 2020	—	—
Balance as of December 31, 2021	—	—
Balance as of December 31, 2021 (US$’000)	—	—

Amounts due to related parties

	Mr. Wang	Ms. Kou
	Song	Xiaohong	Total
Balance as of December 31, 2019	—	27	27
exchange rate difference	—	(1)	(1)
Balance as of December 31, 2020	—	26	26
Expense Reimbursement payment or return	95	(26)	69
Debt paid on behalf of the Group	—	31,994	31,994
Balance as of December 31, 2021	95	31,994	32,089
Balance as of December 31, 2021 (US$’000)	15	5,020	5,035

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

22.    RESTRICTED NET ASSETS (CONTINUED)

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. ChinaCache Beijing was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2020 and 2021, the Group had appropriated RMB1,326,000 and RMB 1,326,000 (US$208,000), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2021, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB 511,413,000 (US$80,252,000).

23.    LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

	except shares and per share data
Numerator:
Net loss attributable to ordinary shareholders:	(51,671)	(72,507)	(14,472)	(2,271)

Denominator:
Number of shares outstanding, opening	429,404,977	436,656,529	436,816,529	436,816,529
Weighted average number of shares issued	7,244,845	160,000	—	—
Weighted average number of shares reduced	—	—	—	—
Weighted-average number of shares outstanding – Basic and diluted	436,649,822	436,763,196	436,816,529	436,816,529
Loss per share
-Basic and diluted	(0.12)	(0.17)	(0.03)	(0.01)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2019, 2020 and 2021 as their effects would be anti-dilutive.

Due to the Group incurred loss for each of the two years ended December 31, 2020, potential dilutive securities that were not included in the calculation of dilutive net loss per share in each year where their inclusion would be anti-dilutive include share options and restricted shares of 11,223,058 and 7,707,802, for the years ended December 31, 2019 and 2020.

During 2020, treasury stock was used to settle nil units of share options and 160,000 units of restricted share units vested.

During 2021, treasury stock was used to settle nil units of share options and nil units of restricted share units vested.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

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

25.COMMITMENTS AND CONTINGENCIES

(a)    Purchase Commitments

As of December 31, 2021, the Group had outstanding purchase commitments in relation to bandwidth and cloud infrastructure of RMB 687,000 (US$ 108,000).

(b)    Contingencies

Litigations related with a subsidiary of BFSMC, SXHT

In October 2017, SXHT filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. In June 2019, the second instance of this case has been completed. The court has sentenced in support of the plaintiff that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. SXHT has applied to the competent court for compulsory execution of the court decision. In August 2019, the IDC buildings (1#,2#,4#,7#,8#,9#,10#) and their related land use right have been sealed up by court. Xin Run has filed an application for suspension of such compulsory execution. As of December 31, 2021, the case has been filed for retrial.

In June 2019, SXHT filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 with total amount of RMB64.8 million and the relating interest. Xin Run has filed an application for suspension of such lawsuit. On March 8, 2020, XinRun sent an application for suspension of execution to the court. As of December 31, 2021, the case has been withdrawn by SXHT.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

25.COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)    Contingencies (continued)

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

In January 2020, Xin Run appealed to higher court to request that a) SXHT to should pay the interest for the RMB 82.68 million rental it has received from the date such fund was paid by Xin Run at annualized interest rate of 4.35% in the amount of RMB 13.34 million up to January 17, 2020, b) SXHT should return business license of Beijing Zhao Du to Xin Run, c) the unpaid rental balance due to SXHT should be also waived, as the lease back agreement were signed based on the original equity transfer agreement, which was sentenced by court as invalid. And that the sentence, including the compulsory execution made the June 2019 relating to the overdue rental payment should also be withdrawn. In January 2020, SXHT also appealed to higher court to request Xin Run to pay interest for the RMB 672 million consideration from the date such fund was paid to Xin Run at annualized interest rate of 9%, in the total amount of RMB263.79 million up to December 31, 2019. As of December 31, 2021, the second instance of this case has been completed. The court final sentenced that the original equity transfer agreement with SXHT is invalid and both parties should return the money received without interest.

In 2021, as the final judgement sentenced, the liabilities of RMB128.89 million recorded for the penalty in the balance sheet under other payables shall be not payable. The management reversed the penalty accrual and recorded the gain in other income.

Other litigations

We and certain of our current and former officers and directors have been named as defendants in a shareholder class action lawsuit filed in the U.S. District Court for the Central District of California (the “Central California District Court”): William Likas v. ChinaCache International Holdings Ltd. et al, Civil Action No. 2:2019-cv-06942 (C.D. Cal.) (filed on August 9, 2019). The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to the our ADSs from April 10, 2015 to May 17, 2019—alleges that certain of the our public statements and filings contained materially false and misleading statements or omissions in violation of U.S. securities laws. On October 2, 2019, the Central California District Court appointed a group of two purported shareholders of us as the Lead Plaintiff of the class. On December 15, 2020, the parties reached an agreement to a stipulation and agreement of settlement to settle this purported class action. On April 26, 2021, the court granted preliminary approval of the settlement and scheduled a settlement hearing on August 27, 2021.  On March 14, 2022, the Central California District Court entered an order and final judgment approving the agreement of settlement.

In June 2019, a computer company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and relevant interest in a total amount of approximately RMB74.6 million. In September 2021, the court ruled that Xin Run should pay overdue construction fees in a total amount of approximately RMB54.42 million, the interests accrued thereon and the relevant costs of legal proceedings. Such computer company has applied to the competent court for compulsory execution of the foregoing court decision. As of Decmber 31,2021, the Company has accrued the amount as other payables.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

25.COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)    Contingencies (continued)

In June 2019, such computer company filed another lawsuit against Xin Run in the Beijing Haidian District People’s Court, requesting Xin Run to pay overdue equipment purchase payment and relevant interest in a total amount of approximately RMB40.8 million. Xin Run filed a motion to dismiss the case for lack of jurisdiction, which was granted by the court and the jurisdiction of this lawsuit has been changed to Beijing Chaoyang District People’s Court. In October 2021, the court ruled that Xin Run should pay overdue equipment purchase payment, the relevant examination fees and the interests accrued thereon in a total amount of approximately RMB34.12 million, as well as the costs of legal proceedings. Such computer company has applied to the competent court for compulsory execution of the foregoing court decision. As of Decmber 31,2021, the Company has accrued the amount as other payables.

In December 2019, a technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People's Court, requesting Xin Run to pay overdue fees of approximately RMB38.0 million, relevant interest and costs of legal proceedings. Xin Run filed a motion to dismiss for lack of jurisdiction in January, 2020, which was granted by the court. As of March 2021, the case has been withdrawn by such technology company.

In December 2019, another technology company filed a lawsuit against Xin Run in Beijing Shunyi District People’s Court, for the alleged non-payment of construction fees of RMB65.2 million and the relating interest of RMB7.5 million. As of December 31, 2020, The Company has accrued most of the amount as other payables amounting to approximately RMB43.96 million.  In September 2021, the court ruled that Xin Run should pay overdue construction fees and the interests accrued thereon in a total amount of approximately RMB74.81 million, as well as the costs of legal proceedings. Such technology company has applied to the competent court for compulsory execution of the court judgement. The Company is currently unable to assess the likely outcomes of such proceedings. Therefore, no provision has been made for this case.

In January 2020, a technology company filed a lawsuit against Beijing Blue I.T.in the Beijing Chaoyang District People’s Court, requesting Beijing Blue I.T. to pay overdue fees of approximately RMB38.6 million, relevant interest and costs of legal proceedings. The court ruled that Beijing Blue I.T. should pay overdue fees of approximately RMB38.6 million and the relevant interests thereof, together with the costs of legal proceedings. We appealed such court judgement to higher court, but our appeal has been dismissed. Such technology company has applied to the competent court for compulsory execution of the court judgement. The Company has accrued most of the amount as accounts payable of approximately RMB 28.9 million. Management is of the view that these proceedings are at preliminary stages, and it is impossible at this stage to properly evaluate the outcome.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

25.COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)    Contingencies (continued)

In March 2020, a technology company filed a lawsuit against Beijing Blue I.T. in the Hangzhou Internet Court, requesting Beijing Blue I.T. to pay overdue fees of approximately RMB15.4 million, relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still pending. The court ruled that Beijing Blue I.T. should pay overdue fees of approximately RMB15.4 million, the interests accrued thereon and costs of legal proceedings. We appealed such court judgment to higher court, but our appeal has been dismissed. Such technology company has applied to the competent court for compulsory execution of the court judgement. The company has made full provision for bad debts.

In August 2020, Xin Run filed a lawsuit against three citizens in the Beijing Tongzhou District People’s Court, requesting such citizens to return the service fees of approximately RMB77.2 million, and to pay relevant interest and costs of legal proceedings. As of the date hereof, this lawsuit is still ongoing, and management is of the view that these proceedings are at a preliminary stage, therefore it is impossible at this stage to properly evaluate the outcome. However, relevant receivables recorded under prepaid expense and other current assets has been fully impaired in 2021.

In September 2021, a telecommunication company filed an arbitration against Beijing Blue I.T. in the Beijing Arbitration Commission, requesting Beijing Blue I.T. to pay overdue service fees and liquidated damage in a total amount of approximately RMB11.31 million, relevant interest and costs of legal proceedings. In March 2022, the Beijing Arbitration Commission awarded that Beijing Blue I.T. should pay overdue service fees of approximately RMB5.79 million and the relevant liquidated damages and costs of legal proceedings.

26.     SUBSEQUENT EVENT

In addition to the information disclosed elsewhere in the financial statements, there are no subsequent events, except for litigation events disclosed in Note 25.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

27.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	758	740	116
Prepaid expenses and other current assets, net	1,328	1,297	204

Total current assets	2,086	2,037	320

Non-current assets:
Long term investments	20,045	20,045	3,145
Investments in subsidiaries and consolidated VIEs	(686,847)	(703,779)	(110,438)

Total non-current assets	(666,802)	(683,734)	(107,293)

TOTAL ASSETS	(664,716)	(681,697)	(106,973)

LIABILITIES AND SHAREHOLDERS’ DEFECIT:
Current liabilities:
Accrued employee benefits	1,449	1,415	222
Accrued expenses and other payables	2,968	2,277	357

Total current liabilities	4,417	3,692	579

Total liabilities	4,417	3,692	579

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 436,816,529 and 436,816,529 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	338	338	44
Additional paid-in capital	1,581,684	1,581,771	248,214
Treasury stock	(15,332)	(15,332)	(2,406)
Statutory reserves	1,326	1,326	208
Accumulated deficit	(2,224,747)	(2,239,219)	(351,382)
Accumulated other comprehensive loss	(12,402)	(14,273)	(2,229)
Total shareholders’ deficit	(669,133)	(685,389)	(107,551)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	(664,716)	(681,697)	(106,973)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

27.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

General and administrative expenses	(32,232)	(11,802)	(10,952)	(1,719)

Operating loss	(32,232)	(11,802)	(10,952)	(1,719)

Interest income/(expense), net	(3)	—	—	—
Other income/(expenses), net	3,430	—	(1,224)	(192)
Foreign exchange loss (gain)	1,448	13,568	(6,110)	(959)
Share of losses from subsidiaries and consolidated VIEs	(24,314)	(74,273)	(3,814)	(599)

Loss before income taxes	(51,671)	(72,507)	(14,472)	(2,271)
Income tax expense	—	—	—	—

Net loss	(51,671)	(72,507)	(14,472)	(2,271)

Foreign currency translation adjustment	(1,706)	(12,218)	(1,871)	(294)

Total other comprehensive loss, net of nil tax	(1,706)	(12,218)	(1,871)	(294)
Comprehensive loss	(53,377)	(84,725)	(16,343)	(2,565)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

27.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash used in operating activities	(10,481)	(123)	(17)	(3)

Cash flows from investing activities:
Net cash provided by investing activities	—	—	—	—
Cash flows from financing activities:
Net cash used in financing activities	—	—	—	—
Net increase /(decrease)in cash and cash equivalents	(10,481)	(123)	(17)	(3)
Cash and cash equivalents at beginning of the year	8,455	880	757	119
Effect of foreign exchange rate changes on cash	2,906	—	—	—
Cash and cash equivalents at end of the year	880	757	740	116

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