Form 20-F
period 2022-12-31
ChinaCache International Holdings Ltd.
filed 2023-05-18
CIK 1498576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

436,816,529 ordinary shares, par value US$0.0001 per share, as of December 31, 2022

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purpose of this annual report only:

●	“ADSs” refers to American depositary shares, each of which represents 16 ordinary shares;
●	“Beijing Blue I.T.” means Beijing Blue I.T. Technologies Co., Ltd.;
●	“Beijing Jingtian” means Beijing Jingtian Technologies Co., Ltd.;
●	“ChinaCache,” “we,” “us,” “our company,” and “our” refer to ChinaCache International Holdings Ltd., its subsidiaries and its consolidated variable interest entities;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;
●	“ChinaCache Beijing” means ChinaCache Network Technology (Beijing) Co., Limited;
●	“ChinaCache Hong Kong” means ChinaCache Networks (Hong Kong) Limited;
●	“ChinaCache Shouming” means ChinaCache Shouming Technology (Beijing) Co., Limited;
●	“RuiShen BJ” means RuiShen Technology (Beijing) Co., Ltd;
●	“ShenRong BJ” means ShenRong Technology (Beijing) Co., Limited;
●	“ShenRong HongKong” means ShenRong Technology (HongKong) Limited;
●	“ChinaCache U.S.” means ChinaCache North America, Inc.;
●	“ChinaCache UK” means ChinaCache Networks (UK) Limited;
●	“Variable interest entities,” or “VIEs,” refer to Beijing Blue I.T., Beijing Jingtian and ShenRong BJ, four domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the four companies;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“U.S.” refers to the United States of America;
●	“U.S. GAAP” refers to generally accepted accounting principles in the U.S.;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the U.S.;
●	“Xin Run” means ChinaCache Xin Run Technology (Beijing) Co., Limited; and
●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

●	On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties.
●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information of over one million users that seek for listing on a foreign stock exchange are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. In addition, the Cybersecurity Review Measures provides that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. However, the Cybersecurity Review Measures does not provide any explanation or interpretation of “affect or may affect national security”, and PRC authorities may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

●	On July 30, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO. However, as these regulations were newly issued and the governmental authorities may further enact detailed rules or guidance with respect to the interpretation and implementation of such regulations, it remains unclear whether we will be identified as a CIIO. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review.
●	On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that data processors conducting the following activities to apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC before January 31 each year. As the Draft Data Security Regulations was issued for public comments only, its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the Draft Data Security Regulations is adopted in current form, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

●	On February 17, 2023, CSRC, as approved by the State Council, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules collectively. According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC: (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Filing Rules.

●	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. The Anti-monopoly Law, which was promulgated on August 1, 2008 and most recently amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings conducted illegally that may have the effect of eliminating or restricting competition. The amended Anti-monopoly Law increases the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB 5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The amended Anti-monopoly Law also proposes for the relevant authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. In addition, the amended Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the review process for the concentration. On June 27, 2022, the State Market Regulatory Administration(or the SMAR) released the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings (Revised Draft for Comments), or the draft of Threshold Provisions, mainly to optimize the filing standard. The draft of Threshold Provisions proposes to significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (increased from the current threshold of RMB10 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year; or (ii) the revenue in mainland China of all the business operators involved in the concentration exceeds RMB4 billion (increased from the current threshold of RMB2 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year. In addition, the draft of Threshold Provisions also provides that even if the aforementioned revenue threshold is not met, the transaction must be reported to anti-monopoly authority if (i) the revenue in mainland China of one of the business operators involved in the concentration exceeds RMB100 billion in the last fiscal year, (ii) the market value or valuation of the business operators to be merged or controlled in the concentration exceeds RMB800 million and their revenue in mainland China in the last fiscal year accounts for more than one third of their worldwide revenue. Furthermore, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the relevant operators to file for clearance, regardless of the threshold standard. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

For a detailed description of risks related to doing business in China, see “Item 3. Key Information — D. Risk Factors — Risks related to Doing Business in China” and “Item 4. Information on the Company — B. Business Overview — Regulation” in this annual report on Form 20-F.

We and the VIEs are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We believe that our corporate structure and contractual arrangements are not in violation with the current applicable PRC laws and regulations. As of the date of this annual report, we believe that our PRC subsidiaries and the VIEs are not subject to permission requirements from the CSRC, the CAC, nor any other PRC government authorities to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds that the contractual arrangements with the variable interest entities do not comply with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.”;
●	We rely on contractual arrangements with the VIEs and their shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. We rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian, and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”;
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian, and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”; and

●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

Selected Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income Data

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Revenue-continuing operations	—	59,550	307	108,296	(4,823)	163,330
Revenue-discontinued operations	—	—	106,792	—	(69,011)	37,781

Net income/(loss)-continuing operations	(8,484)	26,035	(14,787)	(16,153)	4,905	(8,484)
Net income/(loss)- discontinued operations	468,728	401	4,921	(1)	(5,321)	468,728

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Revenue-continuing operations	—	72,500	28,240	73,307	(24,163)	149,884
Revenue-discontinued operations	—	—	139,006	5,813	(89,312)	55,507

Net income/(loss)-continuing operations	(35,339)	(3,198)	22,479	(31,894)	12,613	(35,339)
Net income/(loss)- discontinued operations	21,078	(1,189)	15,629	5,808	(20,248)	21,078

	For the Year Ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Revenue-continuing operations	—	56,368	2,526	273,894	(52,956)	279,832
Revenue-discontinued operations	—	—	147,810	—	(92,305)	55,505

Net income/(loss)-continuing operations	(11,588)	(3,658)	(5,831)	9,715	(226)	(11,588)
Net income/(loss)- discontinued operations	(61,535)	(2,960)	(59,409)	3	62,366	(61,535)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Cash and cash equivalents	800	51,493	24,600	19,509	(15,223)	81,179
Restricted cash	—	—	1,213	6,327	(1,213)	6,327
Accounts receivable, net	—	4,961	6,812	10,315	(6,812)	15,276
Prepaid expenses and other current assets	1,487	1,631	74,102	43,770	(74,099)	46,891
Amounts due from intercompany	—	234,102	4,314,205	3,454,853	(8,003,160)	—
Property and equipment, net	—	—	—	—	—	—
Investments in subsidiaries, our VIE and its subsidiaries	(227,203)	—	—	—	227,203	—
Others	20,045	812,805	1,247,763	1,454,398	(3,504,689)	30,322
Total assets	(204,871)	1,104,992	5,668,695	4,989,172	(11,377,993)	179,995

Accounts payable	—	28,986	60,734	222,955	(60,734)	251,941
Accrued employee benefits	1,532	90	5,104	18,671	(1,719)	23,678
Accrued expenses and other current liabilities	2,065	1,522	132,015	58,196	(126,041)	67,757
Other payables	—	—	909,822	—	(909,822)	—
Income tax payable	—	6,927	50,057	6,625	(38,803)	24,806
Liabilities for uncertain tax positions	—	—	40,063	4,187	(34,732)	9,518
Amounts due to intercompany	—	474,245	4,626,178	3,404,347	(8,504,770)	—
Amounts due to related parties	—	—	452	—	(452)	—
Current portion of long term loan	—	—	168,738	—	(168,738)	—
Liabilities held for sale	—	10,326	—	—	(10,326)	—
Deferred government grant - non-current	—	—	—	14,350	—	14,350
Others	3,587	1,311	18,155	1,749,680	(1,772,733)	—
Total liabilities	7,184	523,407	6,011,318	5,479,011	(11,628,870)	392,050
Total ChinaCache’s shareholders’ equity/(deficit)	(212,055)	581,585	(342,623)	(489,839)	250,877	(212,055)
Noncontrolling interests	—	—	—	—	—	—
Total shareholders’ equity/(deficit)	(212,055)	581,585	(342,623)	(489,839)	250,877	(212,055)
Total liabilities and shareholders’ equity/(deficit)	(204,871)	1,104,992	5,668,695	4,989,172	(11,377,993)	179,995

	As of December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Cash and cash equivalents	740	18,385	6,351	12,775	—	38,251
Restricted cash	—	—	—	5,867	—	5,867
Accounts receivable, net	—	10,043	—	14,509	(69)	24,483
Prepaid expenses and other current assets	1,297	809	49,388	39,864	(48,499)	42,859
Amounts due from intercompany	—	201,526	2,984,581	4,732,173	(7,918,280)	—
Property and equipment, net	—	—	—	—	—	—
Investments in subsidiaries, our VIE and its subsidiaries	(703,779)	—	—	—	703,779	—
Others	20,045	438,508	52	13,626	(438,509)	33,722
Total assets of discontinued operations	—	378,752	3,019,305	6,969	(2,513,712)	891,314
Total assets	(681,697)	1,048,023	6,059,677	4,825,783	(10,215,290)	1,036,496

Accounts payable	—	29,957	—	232,662	—	262,619
Accrued employee benefits	1,415	533	3,761	20,355	—	26,064
Accrued expenses and other current liabilities	2,277	2,681	6,285	58,120	—	69,363
Other payables	—	—	—	—	—	—
Income tax payable	—	(1,462)	11,254	6,625	—	16,417
Liabilities for uncertain tax positions	—	—	5,331	4,187	—	9,518
Amounts due to intercompany	—	430,598	2,860,308	4,952,677	(8,243,583)	—
Operating lease liability, current	—	—	—	2,565	—	2,565
Operating lease liability, non-current	—	—	—	905	—	905
Deferred government grant - non-current	—	—	—	14,350	—	14,350
Total liabilities of discontinued operations	—	11,382	3,505,495	7,021	(2,198,660)	1,325,238
Total liabilities	3,692	473,689	6,392,434	5,299,467	(10,442,243)	1,727,039
Total ChinaCache’s shareholders’ equity/(deficit)	(685,389)	574,334	(332,757)	(473,684)	232,107	(685,389)
Noncontrolling interests	—	—	—	—	(5,154)	(5,154)
Total shareholders’ equity/(deficit)	(685,389)	574,334	(332,757)	(473,684)	226,953	(690,543)
Total liabilities and shareholders’ equity/(deficit)	(681,697)	1,048,023	6,059,677	4,825,783	(10,215,290)	1,036,496

	As of December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Cash and cash equivalents	758	13,165	279	2,397	—	16,599
Restricted cash	—	—	—	8,463	—	8,463
Accounts receivable, net	—	14,916	—	51,073	—	65,989
Prepaid expenses and other current assets	1,328	1,015	49,586	39,664	(48,500)	43,093
Amounts due from intercompany	—	174,850	2,867,858	4,436,984	(7,479,692)	—
Property and equipment, net	—	—	6	2	—	8
Investments in subsidiaries, our VIE and its subsidiaries	(686,847)	—	—	—	686,847	—
Others	20,045	438,551	68	16,185	(438,649)	36,200
Total assets of discontinued operations		375,886	3,116,585	1,109	(2,351,519)	1,142,061
Total assets	(664,716)	1,018,383	6,034,382	4,555,877	(9,631,513)	1,312,413

Accounts payable	—	10,166	—	257,499	—	267,665
Accrued employee benefits	1,449	90	4,352	22,366	—	28,257
Accrued expenses and other current liabilities	2,968	1,776	5,194	48,883	—	58,821
Other payables	—	—	—	—	—	—
Income tax payable	—	(1,596)	11,254	8,008	—	17,666
Liabilities for uncertain tax positions	—	—	5,331	4,187	—	9,518
Amounts due to intercompany	—	428,948	2,760,699	4,626,012	(7,815,659)	—
Amounts due to related parties	—	18	—	148	(140)	26
Operating lease liability, current	—	41	13	2,373	—	2,427
Operating lease liability, non-current	—	—	—	3,470	—	3,470
Deferred government grant - non-current	—	—	—	14,350	—	14,350
Others	—	—	—	9,210	—	9,210
Total liabilities of discontinued operations	—	7,327	3,618,405	6,969	(2,057,200)	1,575,501
Total liabilities	4,417	446,770	6,405,248	5,003,475	(9,872,999)	1,986,911
Total ChinaCache’s shareholders’ equity/(deficit)	(669,133)	571,613	(370,866)	(447,598)	246,851	(669,133)
Noncontrolling interests	—	—	—	—	(5,365)	(5,365)
Total shareholders’ equity/(deficit)	(669,133)	571,613	(370,866)	(447,598)	241,486	(674,498)
Total liabilities and shareholders’ equity/(deficit)	(664,716)	1,018,383	6,034,382	4,555,877	(9,631,513)	1,312,413

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Net cash (used in)/provided by continuing operations	(284)	33,526	(20,368)	16,672	(20,469)	9,077
Net cash (used in)/provided by discontinued operations		(4)	49,890	—	—	49,886
Net cash (used in)/provided by operating activities	(284)	33,522	29,522	16,672	(20,469)	58,963

Net cash (used in)/provided by continuing operations	344	—	—	110	—	454
Net cash (used in)/provided by discontinued operations	—	—	—	(110)	(16,437)	(16,547)
Net cash (used in)/provided investing activities	344	—	—	—	(16,437)	(16,093)

Net cash (used in)/provided by continuing operations	—	—	—	—	—	—
Net cash (used in)/provided by discontinued operations	—	—	—	—	—	—
Net cash (used in)/provided by financing activities	—	—	—	—	—	—

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Net cash (used in)/provided by continuing operations	(17)	5,820	(7,610)	7,288	—	5,481
Net cash (used in)/provided by discontinued operations	—	—	71,345	(9)	—	71,335
Net cash (used in)/provided by operating activities	(17)	5,820	63,734	7,279	—	76,816

Net cash (used in)/provided by continuing operations	—	—	—	(106)	—	(106)
Net cash (used in)/provided by discontinued operations	—	(34)	(26,632)	608	—	(26,058)
Net cash (used in)/provided by investing activities	—	(34)	(26,632)	502	—	(26,164)

Net cash (used in)/provided continuing operations	—	—	—	—	—	—
Net cash (used in)/provided by discontinued operations	—	—	(28,449)	—	—	(28,449)
Net cash (used in)/provided by financing activities	—	—	(28,449)	—	—	(28,449)

	For the Year Ended December 31, 2020
			Primary	VIEs and
		Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	ChinaCache	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB, in thousands)
Net cash (used in)/provided by continuing operations	(123)	4,104	(38,059)	7,214	—	(26,864)
Net cash (used in)/provided by discontinued operations	—	—	109,465	—	—	109,465
Net cash (used in)/provided by operating activities	(123)	4,104	71,406	7,214	—	82,601

Net cash (used in)/provided by continuing operations	—	701	(4,260)	(559)	—	(4,118)
Net cash (used in)/provided by discontinued operations	—		(45,522)	(2,696)	—	(48,218)
Net cash (used in)/provided by investing activities	—	701	(49,782)	(3,255)	—	(52,336)

Net cash (used in)/provided by continuing operations	—	—	—	—	—	—
Net cash (used in)/provided by discontinued operations	—	(5,961)	(35,506)	—	—	(41,467)
Net cash (used in)/provided by financing activities	—	(5,961)	(35,506)	—	—	(41,467)

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

Prior to 2019, ChinaCache respectively provided RMB0.5 billion and RMB4.1 million to its subsidiaries, ChinaCache Hong Kong and ChinaCache U.S. via capital contributions and loans. ChinaCache Hong Kong then provided RMB0.5 billion to ChinaCache Beijing and Xin Run via capital contributions and loans for business operations in China. For the year ended December 31, 2019, 2020 and 2021, Beijing Blue I.T., one of our VIEs, provided RMB242.7 million, RMB38.7 million and nil of loans to ChinaCache Beijing, our WFOE, respectively. In 2021 and 2022, Beijing Blue I.T. received RMB6.5 million and RMB4.8 million of loans from ChinaCache Beijing.

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

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Business and Industry

We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

We have had net losses in recent years. For the three years ended December 31, 2020, 2021 and 2022, our net loss for continuing operations was approximately RMB11.6 million, RMB35.3million and RMB8.5 million (US$1.2 million), respectively. As of December 31, 2022, we had an accumulated deficit of RMB1,784.1 million (US$258.7 million) and a deficit in working capital of RMB228.1 million (US$33.1 million). In 2022, we had net cash provided by operating activities of RMB9.1 million (US$1.3 million), net cash used in investing activities of RMB0.5 million (US$0.07 million) and net cash used in financing activities of nil for continuing operations. We cannot anticipate when, if ever, we will become profitable. Although we have improved the efficiency of our networks and operations and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

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

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of our continuing as a going concern. Facts and circumstances including recurring losses, negative working capital and net cash outflows raise substantial doubt about our ability to continue as a going concern. In particular, there can be no assurance that the credit facilities can be drawn down in a timely manner, the cash flows from operations or the afore-mentioned financing measures can be achieved as expected. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our securities and our ability to raise new capital or to continue our operations.

We generate substantially all of our revenues from data center service, sales of content and application delivery total solutions, and the failure of the market for these services to expand as we expect or the reduction in spending on these services by our current or potential customers would seriously harm our business.

We have generated substantially all of our revenues from data center service, sales of content and application delivery total solutions. Upon selling our overseas content and application delivery total solutions business in 2022, we expect such data center services to continue to be the primary source of our revenues in the foreseeable future. Our success, therefore, depends on our customers’ continued and increasing reliance on the internet for delivery of services and applications and our ability to deliver these services and applications cost-effectively. Factors that may have a general tendency to limit or reduce the number of users relying on the internet for services and applications or the number of providers making services and applications available online would harm our business. A decline in the demand for data center services in general would negatively affect demand for our services. Even if demand for our services continues to grow, this demand may not grow as quickly as we anticipate. The influence of any of these factors may cause our current or potential customers to reduce their spending on our services, which would have a material adverse impact on our business, results of operations and financial condition.

Our costs and expenses may increase, and our results of operations may be adversely affected if we cannot pass on the increased costs to our customers.

We invested heavily in capital equipment and infrastructure which relate to our additions of intangible assets, property and equipment as well as construction in progress. Furthermore, our capital expenditures are based upon our assumptions regarding the potential future demand. If we overestimate future demand for our services, we may not be able to achieve acceptable rates of return on our capital expenditures and our results of operations may suffer dramatically. In addition, if our bandwidth and other third-party providers raise the prices of their services and products, we will incur increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our customers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our customers, we may fail to achieve profitability.

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

To increase our revenues, we plan to sell additional services to existing customers, encourage existing customers to increase their purchase volume and attract new customers. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to sell additional services to our current customers, retain our current customers or attract new customers. We have sold our overseas content and application delivery total solutions business in late 2022 and thereafter we have generated substantially most of our revenues from data center service and small part from our content and application delivery total solutions business in Mainland China. If we cannot attract a sufficient number of new customers, control our existing customer attrition rate, or increase the purchase volume of our existing customers to cover the loss of existing customers, our revenues may decline and our business will suffer.

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

If our business conditions deteriorate, our long-lived assets need to be reviewed for possible impairment. An impairment loss needs to be recognized to the extent that the carrying amount exceeds the fair value. In the year ended December 31, 2021, we did bear an impairment of long-lived assets. Meanwhile, we cannot guarantee that we will not incur increased impairment loss in the future, for various reasons including, but not limited to, a sustained decline in the price of our securities, strategic decisions made in response to changes in economic and competitive conditions, any material adverse change in our relationship with significant customers or the impact of the economic environment on our customer base. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

During any given fiscal period, a relatively small number of customers typically account for a significant percentage of our revenue. Our five largest customers contributed 61.1%, 90.0% and 83.5% of our total net revenues for the years end December 31, 2020, 2021 and 2022, respectively. Our large customers may decrease the amount of services they purchase from us, ask for price reduction or may stop purchasing our services altogether as a result of a number of factors, including their level of satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors and reductions in our customers’ spending levels.

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

After achieving a major and decisive victory in COVID-19 prevention and control efforts since late 2022, China has put its economy back on the fast track, with the vigor of its development impacting the whole world Nevertheless, with the OECD warning the virus presents the biggest danger to the global economy since the 2008 financial crisis. The world may face a recession. Businesses are dealing with lost revenue and disrupted supply chains due to China’s factory shutdowns. China is the world’s second-largest economy and leading trading nation, so economic fallout for COVID-19 also still threatens global growth.

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

Our business is dependent on providing our customers with fast, efficient and reliable delivery of internet content and applications. Many of our customers depend on our services to operate their businesses. Consequently, any disruption of our services could have a material impact on our customers’ businesses. Our network or services could be disrupted by numerous events, including natural disasters, power losses, changes in our service providers’ practices and failure of our software or network. From time to time, we need to correct errors and defects in our platform software or in other aspects of our network. There may be errors and defects originating with third-party networks or software on which we rely that harm our ability to deliver our services. We may also experience disruptions caused by software viruses or other attacks by unauthorized users. Despite our significant capital investments, we may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in our services. Any widespread interruption of the functioning of our networks and related services for any reason would reduce our revenues and could harm our business and financial results. In 2016, the internet connection at one of our third-party co-location facilities was interrupted for several hours and as a result our services to certain customers were affected. This is a one-time incident and did not have any material impact on our business or results of operation. In 2019, the internet connection at our IDC was interrupted twice due to municipal infrastructure constructions, our services to certain customers were affected for several hours, which did not cause any material impact on our business or results of operation. In 2022, there was no such unplanned interruption happened. If in the future similar incidents or a more widespread interruption occurred or if we failed to deliver internet services and applications to users as expected during a high-profile media event or well-publicized circumstance, our reputation could be severely damaged. Moreover, any disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

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

Our results of operations may fluctuate as a result of various factors, many of which are outside of our control. These fluctuations are often not seasonable but could result in significant volatility in, and otherwise adversely affect, the market price of our ordinary shares. Fluctuations in our results of operations may be due to a number of factors, including:

●	our ability to increase sales to existing customers and attract new customers;
●	the loss of major customers, or a significant variation in their use of our services;
●	service outages or security breaches;

●	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and network;
●	the occurrence of significant events in a particular period that results in an increase in the use of our services, such as a major media event or a customer’s online release of a new or updated video game;
●	changes in our pricing policies or those of our competitors;
●	share-based compensation expenses associated with attracting and retaining key personnel;
●	limitations of the capacity of our platform and related systems;
●	the timing of costs related to the development or acquisition of technologies, services or businesses;
●	general economic, industry, market and regulatory conditions and those conditions specific to internet usage and online businesses;
●	reduced usage of our services by our customers.
●	the result of the bankruptcy proceeding involving Xin Run; and
●	the results of the unresolved material legal proceedings as described further below.

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

We rely on a combination of patent, copyright, trademark, software registration and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, we have 56 PRC patents, two U.S. patents, 52 software copyright registrations. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. However, a patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights and our current patent portfolio may not be broad enough to protect our technologies. In addition, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

In October 2017, the foregoing subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. The second instance of this case has been completed. Unfortunately, we lost, and the court ruled that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision, and Xin Run has filed an application for suspension of such compulsory execution in December, 2019 to the Shunyi District Court of Beijing. Xin Run submitted an application for retrial of the foregoing lawsuit to the Beijing Higher People’s court. The retrial has been accepted in December 2021 and the execution of the original court decision has been suspended.  After the retrial, the court revoked the judgements of the first instance and the second instance, and rejected the claims made by the foregoing subsidiary of BFSMC.

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

The Enterprise Income Tax Law, effective as of January 1, 2008, as amended on December 29, 2018, permits certain “high and new enterprises strongly supported by the state” which hold independent ownership of core intellectual property and simultaneously meet a list of other financial or non-financial criteria to enjoy a reduced 15% enterprise income tax rate subject to certain qualification criteria. In November 2013, ChinaCache Beijing obtained the certificate of “high and new- technology enterprise” jointly issued by the Beijing Science and Technology Commission, Beijing Finance Bureau, Beijing Administration of State Taxation and Beijing Administration of Local Taxation, and has since then continued to qualify as a “high and new- technology enterprise” and been entitled to a reduced income tax rate of 15%. Effectively starting from 2016, ChinaCache Beijing has been recognized as a “high and new technology enterprise” and became eligible for a preferential tax rate of 15% till 2022.

Effectively starting from 2012, Beijing Blue I.T. has been was recognized as a “high and new technology enterprise” and was eligible for a preferential tax rate of 15% effectively till October, 2021.

For the year ended December 31, 2022, our PRC subsidiaries would be subject to an enterprise income tax rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) or twenty five percent (25%) of their income from tax, depending on their annual taxable income, and enjoy a reduced enterprise income tax rate of 20%. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC.”

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded that we maintained effective internal control over financial reporting as of December 31, 2022, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our securities. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any material control weakness that may be identified in the future.

We have granted, and may continue to grant, stock options and restricted share units under our stock incentive plans, resulting in increased share-based compensation expenses and, therefore, adversely affecting our results of operations.

We have adopted a total of four stock incentive plans, in the years 2007, 2008, 2010 and 2011. As of December 31, 2022, there were outstanding options to purchase 19,000,349 of our ordinary shares in accordance with these plans. See “Item 6 Directors, Senior Management and Employees — B. Compensation — Stock Incentive Plans.” For the years ended December 31, 2020, 2021 and 2022, we recorded RMB0.7 million,RMB0.09 million and nil, respectively, in share-based compensation expenses for employees. If we grant more stock options or restricted share units to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our results of operations. However, if we do not grant stock options or restricted share units or reduce the number of stock options or restricted share units that we grant, we may not be able to attract and retain key personnel.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications business, except for those engaged in e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors in accordance with the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Provisions, and the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective on January 1, 2022 and replaced the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2020 Version), and other applicable laws and regulations. In addition, on January 31, 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing lifts foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. Nevertheless, it remains uncertain as to the interpretation and implementation of this new policy in many aspects, such as whether the abovementioned requirements provided by the Foreign-Invested Telecommunications Provisions for a major foreign investor and the MIIT approval will still apply in Beijing.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries, ChinaCache Beijing, Xin Run and RuiShen BJ, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our content and application delivery total solution business and the other telecommunications-related businesses in China through a set of contractual arrangements with each of Beijing Blue I.T., Beijing Jingtian, and ShenRong BJ and their respective shareholders. These contractual arrangements provide us with effective control over Beijing Blue I.T., Beijing Jingtian and ShenRong BJ , and enable us to receive substantially all of the economic benefits of Beijing Blue I.T., Beijing Jingtian, and ShenRong BJ in consideration for the services provided by our wholly-owned and controlled PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in Beijing Blue I.T., Beijing Jingtian, and ShenRong BJ when permissible under PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value and become worthless, if we are unable to assert our contractual control right over the assets of our wholly-owned and controlled PRC subsidiaries and the consolidated variable interest entities that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government authorities that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with the consolidated variable interest entities, including but not limited to Beijing Blue I.T., Beijing Jingtian, and ShenRong BJ. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

In the opinion of Han Kun Law Offices, our PRC legal counsel, based on its understanding of the relevant laws and regulations, except as otherwise disclosed herein, (i) the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations;  (ii) each of the documents currently effective under the contractual arrangements among us, our PRC subsidiary, PRC consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries are in all material respects in compliance with existing PRC laws and regulations and the terms of their licenses and permits. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the above circular, and the Telecommunications Regulations of the PRC. Accordingly, there can be no assurance that the PRC regulatory authorities that regulate providers of content and application delivery services and other participants in the telecommunications industry, in particular, the MIIT, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

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

Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be non-compliant with PRC laws and regulations. We also cannot be certain that equity interests in the variable interest entities will be disposed of in accordance with the contractual arrangements among our PRC subsidiaries, the variable interest entities and the nominee shareholders of the variable interest entities. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entities or our right to receive substantially all the economic benefits and residual returns from the variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entities in our consolidated financial statements. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs that conduct all or substantially all of our operations. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned or controlled subsidiaries in China or the variable interest entities or their subsidiaries. For the years ended December 31, 2020, 2021 and 2022, our consolidated variable interest entities contributed most of our total net revenues.

ChinaCache Beijing’s and RuiShen BJ’s contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ShenRong BJ may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that ChinaCache Beijing’s and RuiShen BJ’s contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ShenRong BJ were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the respective tax liabilities of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ without reducing ChinaCache Beijing’s and RuiShen BJ’s tax liability, which could further result in late payment fees and other penalties to Beijing Blue I.T., Beijing Jingtian and ShenRong BJ for underpaid taxes; or (ii) limiting the ability of ChinaCache Beijing, RuiShen BJ, Beijing Blue I.T., Beijing Jingtian and ShenRong BJ to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian, and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center service and other telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned or controlled PRC subsidiaries, the variable interest entities and their shareholders. We do not have any equity interest in the consolidated variable interest entities. However, as a result of these contractual arrangements, we have consolidated the financial information of the consolidated variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. We rely on contractual arrangements with our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtianand ShenRong BJ, and their respective shareholders, to operate our business in China. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Our Consolidated Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. Under the current contractual arrangements, as a legal matter, if our consolidated variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system and we may incur substantial costs and expend significant resources in pursuing such enforcement actions.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of an variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the variable interest entities. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant variable interest entities into our consolidated financial statements in accordance with the U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We conduct our operations in China through contractual arrangements among us, our wholly-owned and controlled PRC subsidiaries, the variable interest entities and their shareholders and we rely on the shareholders of the variable interest entities to abide by the obligations under such contractual arrangements. The shareholders of our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and ShenRong BJ, are also the founders, directors, executive officers, employees or shareholders of our company. The interests of these individuals as the shareholders of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ may differ from the interests of our company as a whole, as what is in the best interests of Beijing Blue I.T., Beijing Jingtian or ShenRong BJ may not be in the best interests of our company. Conflicts of interests between their roles may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated variable interest entities to breach the existing contractual arrangements, and they may refuse to renew the existing contractual arrangements with us. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our two consolidated variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

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

Our ability to enforce the share pledge agreements between us and the shareholders of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ may be subject to limitations based on PRC laws and regulations.

Pursuant to the share pledge agreements which our wholly-owned subsidiary ChinaCache Beijing has entered into with Beijing Blue I.T. and Beijing Jingtian and their respective shareholders, and the share pledge agreements that RuiShen BJ has entered into with ShenRong BJ and its shareholders, the shareholders of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ have agreed to pledge their respective equity interests in Beijing Blue I.T., Beijing Jingtian and ShenRong BJ to ChinaCache Beijing or RuiShen BJ to secure Beijing Blue I.T.’s, Beijing Jingtian’s and ShenRong BJ’s performance of their obligations under the relevant contractual arrangements. The share pledges of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ under these share pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, now the State Administration for Market Regulation, or SAIC.

In addition, when registering the pledges over the equity interests under the share pledge agreements with the local branch of SAIC, the amount of secured liabilities as stated on the application forms was RMB40.0 million for Beijing Blue I.T., RMB10.0 million for Beijing Jingtian, and RMB10.0 million for ShenRong BJ corresponding to the pledged equity interests. The share pledge agreements with the shareholders of Beijing Blue I.T. provide that the pledged equity interest constitutes continuing security for any and all of the payment obligations under all of the principal service agreements. The share pledge agreements with the shareholders of Beijing Jingtian provide that the pledged equity interest constitutes continuing security for any and all of payment obligations, including payment of consulting and service fees, under the business cooperation agreement. The share pledge agreements with the shareholders of ShenRong BJ provide that the pledged equity interest constitutes continuing security for any and all of payment obligations, including payment of consulting and service fees, under the relevant business cooperation agreements. However, it is possible that a PRC court may take the position that RMB10.0 million or RMB40.0 million, as applicable, represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the share pledge agreements and are in excess of RMB10.0 million or RMB40.0 million, as applicable, could be determined by the PRC court as unsecured debt, which takes secondary priority comparing with other creditors of secured debts.

We may lose the ability to use and enjoy assets held by the variable interest entities that are material to the operation of certain portion of our business if the variable interest entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the variable interest entities, the variable interest entities and their subsidiaries hold certain assets that are material to the operation of our business, including intellectual property and premises and licenses. If the variable interest entities go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the variable interest entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations. As of the date hereof, as certain companies had applied to competent court and request declaration of the bankruptcy liquidation of Xin Run and the court accepted such bankruptcy application, Xin Run has been taken over by the bankruptcy administrator on September 13, 2022. Accordingly, our contractual arrangements with ChinaCache Shouming, a previous variable interest entity of us, were terminated on November 13, 2022 in accordance with Business Bankruptcy Law of the PRC.  Please refer to “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information.

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

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen regulation over illegal securities activities and the supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which became effective on March 31, 2023. The Filing Rules establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Filing Rules, domestic companies that directly or indirectly offer or list their securities in an overseas market should file with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the mainland China. According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, a listed company like us is required to submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines to the relevant domestic companies, and a warning and fines on the controlling shareholder, the actual controller and other responsible persons. The Filing Rules also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises and additional reporting obligations for listed companies in the case of material changes.

In a Q&A released on the CSRC’s official website, the respondent CSRC official stated that the domestic companies which have listed their securities in the overseas market as of March 31, 2023 will be regarded as the existing overseas listed companies, which will not be required to file with the CSRC until they conduct any new offerings subject to the filing requirements under Filing Rules. The Q&A also addressed the contractual arrangements and pointed out that, as for companies with contractual arrangements seeking overseas offering, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing procedures for companies with contractual arrangements complying with relevant laws and regulations. If we fail to file with the CSRC in a timely manner or at all, for any future offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to the Filing Rules due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, as the Filing Rules were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Confidentiality and Archives Management Provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. Since the Confidentiality and Archives Management Provisions was promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC, CAC or any other PRC governmental authorities. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that filings with or approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to complete the filings or obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to complete the filings or seek approval from CSRC or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the ADSs.

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

The PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, on July 6, 2021, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, among which it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of relevant domestic industry regulatory authorities and other regulatory authorities. Moreover, there is no assurance that any new rules or regulations promulgated in the future will impose additional requirements on us. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or collectively, the Filing Rules, which became effective on March 31, 2023. Pursuant to the Filing Rules, domestic companies that seek to offer or list their securities in an overseas market, whether directly or indirectly, are required to fulfill relevant filing procedure and report relevant information to the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company will be subject to administrative penalties such as warnings, fines, suspension of relevant business or operations, and revocation of licenses and permits, and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may also be subject to administrative penalties such as warnings and fines.

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

However, since China’s content and application delivery services market is at an early stage of development, the scope of content and application delivery businesses has been expanding constantly and the concept of content and application delivery services is evolving. We have been continuously developing our content and application delivery business to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. We cannot assure you that PRC governmental authorities will continue to deem of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the VAT license of ShenRong BJ. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing license. Further, we cannot assure you that ShenRong BJ will be able to successfully renew their VAT licenses upon their expiration, or that their VAT license will continue to cover all aspects of our content and application delivery business and other telecommunication-related business and operations upon renewal. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the content and application delivery business and other telecommunication-related business or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in ShenRong BJ being disqualified from carrying out their current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

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

The M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over Beijing Jingtian in July 2008and ShenRong BJ in January 2020 by entering into contractual arrangements with Beijing Jingtian, ShenRong BJ and their shareholders. We did not seek the approval of the Ministry of Commerce for this transaction based on the legal advice we obtained from our PRC legal counsel in those transactions that such approval was unnecessary. However, the M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, we may in the future grow our business in part by acquiring complementary businesses in China. If we are required to obtain the approval from the Ministry of Commerce, completion of such transaction may be delayed or even inhibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules. The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision in the MOFCOM Security Review Rules stating that our content and application delivery business fall into the scope subject to the security review. However, there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ShenRong BJ. If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC affiliates’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

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

Depending upon the value of our assets, the market value of our ADSs and securities and the nature of our assets and income, we could be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. Based on our income and assets and the value of our securities, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income for the taxable year is passive income or (ii) at least 50% of the value of its assets (based on the average quarterly value of its assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.

Although the law in this regard is not entirely clear, we treat Beijing Blue I.T., Beijing Jingtian and ShenRong BJ as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits, and, as a result, we consolidate these entities’ results of operations in our consolidated financial statements in accordance with U.S. GAAP. If it were determined, however, that we are not the owner of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

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

In September 2019, the company was delisted from Nasdaq Stock Market.

In January 2020, we incorporated ChinaCache RuiShen Technology (Beijing) Co., Ltd., a wholly-owned subsidiary of ShenRong HongKong.

In January 2020, we obtained control over ShenRong Technology (Beijing) Co., Limited through contractual arrangement.

In April 2020, ChinaCache Assets LLC was dissolved.

In October 2020, we incorporated ChinaCache (Hong Kong) Limited, or ChinaCache HK, a wholly-owned subsidiary of ChinaCache Networks (UK) Limited. In March 2023, ChinaCache HK has filed an application for deregistration.

In June 2022, the subsidiary of BFSMC transferred back all of its equity interests in Beijing Zhao Du to Xin Run.

In September 2022, Xin Run has been taken over by the bankruptcy administrator.

In November 2022, our control over ChinaCache Shouming was terminated since the contractual arrangements between Xin Run, ChinaCache Shouming and certain other parties were terminated due to Xin Run’s bankruptcy proceeding.

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

We began providing content and application delivery services in China in 2000 and were the first non-carrier company to be licensed by MIIT to provide content and application delivery services throughout China. As an early mover, we expanded our business along with the internet market growth in China and have acquired extensive knowledge about the internet infrastructure and telecommunications environment in China. We conduct our businesses internationally, covering mainland China, other Asian countries, U.S. and Europe and our revenues are derived from all across the above regions. Building on our knowledge and experience, we have developed a portfolio of services and solutions designed to address complex and unique issues arising from internet infrastructure and to meet the specific needs of the company’s customers.

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

In the year of 2019, the management decided to sell the ownership of the residual IDC building to get enough operational cash flow. During the year of 2022, several potential buyers finished their due diligences.

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

Customers and Customer Support

Our customer base has decreased dramatically to approximately 25 active customers as of December 31, 2022.

In 2020, 2021 and 2022, our five largest customers contributed 61.1%, 90.0% and 83.5% of our total net revenues, respectively.

Our customer contracts typically provide for a one-year service term, with automatic renewal provisions. For the years ended December 31, 2018, 2019, approximately 87.9%, and 90.5% respectively, of our existing customers chose to renew their contract or enter into new contract with us. In the year ended December 31, 2020, for the abroad focus strategy, we withdrew from the domestic market and 4.3% of our existing customers chose to renew their contract, among which some domestic customers would transfer their service once they found the alternative service provider. By the year ended December 31, 2021, 47% of our existing customers renewed the contract. In the year ended December 31, 2022, all the customers under ChinaCache U.S. , ChinaCache UK, ChinaCache Hong Kong and ShenRong HongKong were transferred to other suppliers.

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

We purchase bandwidth usage, co-location services and data storage from telecommunications carriers or ISPs. For the years ended December 31, 2020, 2021 and 2022, 23%, 1% and 0%, respectively, of our bandwidth, co-location and data storage fees were paid for services purchased from the three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sales agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sales agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

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

Intellectual Property

As of December 31, 2022, we have 56 patents issued by the State Intellectual Property Offices of China, and 2 U.S. patents issued by the U.S. Patent and Trademark Office, all relating to different aspects of content and application delivery service technologies. In addition, we have 52 PRC software copyright registrations relating to media streaming services, operation support systems, caching services and dynamic content services. We also have 20 trademark registrations issued by the Trademark Bureau of the State Administration for Industry and Commerce, now the State Intellectual Property Office under the State Administration for Market Regulation, covering our company name, logo and service.

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

Up to December 31, 2022, we have two sales units, with each of these sales units providing our services to a particular type of customers. These two sales units are (1) Oversea Unit (including North America unit and Europe unit) (2) Domestic Sale Unit.

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

Currently, Beijing Jingtian holds an ICP License with an effective term until August 5, 2024.

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

In addition, the MIIT and other relevant regulatory authorities published a series of new regulations, policies with respect to the construction, development and expansion of new and existing data centers. For example, on January 21, 2019, MIIT, National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center Construction, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness (PUE) of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. On February 14, 2022, the General Office of the People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2018. According to the 2022 Catalogue, the management of data centers is no longer based solely on the PUE, but is to guide the detailed classification and overall development of data centers based on comprehensive considering of business functions, energy consumption, water consumption and other relevant factors. And the 2022 Catalogue makes it clear that data centers are prohibited in the core area of the capital and restricted within the city of Beijing, and only data centers that meet the implementation plan for the integrated development of data centers in Beijing can be newly built and expanded.

Regulations on Internet Information Services

Internet information services in China are primarily regulated by the MIIT. Pursuant to the applicable regulations, to engage in commercial internet information services, the service providers shall obtain a VAT license for internet information services, or an “ICP License.” Beijing Jingtian holds an ICP License with an effective term until August 5, 2024.

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

Regulation on Information Security

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, or the Cyber Security Law, which became effective on June 1, 2017. In accordance with the Cyber Security Law, internet operators must set up internal security management systems and take technical and other necessary measures as required by applicable laws and regulations to safeguard the operation of networks, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, the Cyber Security Law requires internet operators to make emergency response plans for cyber security incidents and report to the competent governmental departments once any incident endangering cyber security occurs. On September 12, 2022, the CAC issued the Decision on Amending the Cyber Security Law of the PRC (Draft for Comments) to solicit public opinions by September 29, 2022, aiming to further protect the cybersecurity and effectively ensure the alignment between the Cyber Security Law of the PRC and other newly promulgated laws and regulations.

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

On November 27 2017, the MIIT issued the Circular on Regulating the Use of Domain Names for Internet Information Services, which became effective on January 1, 2018. Pursuant to this circular, the ISP service provider shall verify the identity of each internet information service provider. If the internet information service provider fails to provide its true and accurate identity information, the ISP service provider shall not provide ISP services to it. In addition, the ISP service provider shall regularly check the status of domain names used by the internet information service providers, and if relevant domain name is invalid and the real identity information of the user is absent, it shall cease providing ISP services.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out regular risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the laws and regulations on the data security and personal information protection of mainland China (including the Data Security Law and the Personal Information Protection Law) are evolving, we may be required to make further adjustments to our business practices to comply with such laws and regulations.

On November 14, 2021, the CAC issued the Regulations on the Network Data Security (Draft for Comments), or the Draft Network Data Regulations, which were released for public comment before December 13, 2021 and has not been formally promulgated as of the date of this annual report. The Draft Network Data Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Network Data Regulations, data processors are required to apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas must carry out an annual data security assessment. In addition to the cybersecurity review, the Draft Network Data Regulations requires that data processors processing “important data” or listed overseas should conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year.

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

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. Furthermore, data processors are required to conduct self-assessment on the risks of cross-border data transfer prior to their applying for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope and method of cross-border data transfer; (ii) the scale, scope, type and sensitivity of data transferred overseas, and risks to the national security, public interests or legitimate rights of individuals or organizations caused by such cross-border data transfer; (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data.

Regulation on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure.

On July 16, 2013, the MIIT issued the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which became effective in September 2013, require telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information.

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

On December 8, 2022, the MIIT issued the Administrative Measures on Industry and Information Technology Data Security (Trial Implementation), which became effective on January 1, 2023. In accordance with measures, based on the degree of potential damage to national security, public interests or the legitimate rights and interests of individuals and organizations caused by tampering with, destruction, leakage or illegal acquisition or use of the data, industry and information technology data are classified into three categories, i.e., general data, important data and core data. Industry and information technology data processors are required to file the catalogs of their important data and core data with the local industrial government authorities for record. Furthermore, processors of important data and core data must, on their own or by entrusting third-party evaluation agencies, conduct risk assessment on their data processing activities at least once a year and submit risk assessment reports to the local industrial government authorities.

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

Regulations on Foreign Investment in Telecommunications Enterprises

Foreign ownership in value-added telecommunication services is governed by the State Council according to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Provisions, which was recently amended on March 29, 2022 and became effective on May 1, 2022. According to the amended Foreign-Invested Telecommunications Provisions, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in mainland China is generally not permitted to exceed 50% unless otherwise permitted by laws and regulations. Although the amended Foreign-Invested Telecommunications Provisions deleted the prior requirement that major foreign investors holding equity in enterprises providing value-added telecommunications services in mainland China must have a good track record and operational experience in providing these services, the PRC government authorities have not promulgated relevant implementation rules in line with these new changes. Accordingly, there are uncertainties as to whether foreign investors without a good track record and operational experience in providing these services may qualify as major foreign investors in value-added telecommunications enterprises. Although the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, other requirements provided by the amended Foreign-Invested Telecommunications Provisions still apply. We believe that it would be impracticable for us to acquire any equity interest in the variable interest entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance.

On January 31, 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing lifts foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. On November 26, 2020, the Beijing Municipal Bureau of Commerce issued the Circular on the Implementing Plan for Comprehensively Deepening the Pilot Innovative Development of Trade in Services in Beijing, which piloted the relaxation of foreign investment access qualifications in value-added telecommunications business and other related fields, opening up domestic Internet virtual private network business (VPN, with a foreign equity ratio of no more than 50%) to foreign investors; and abolishing foreign equity ratio restrictions in information service business (application stores only) in specific regions.

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

Regulations on M&A Regulations and Overseas Listings

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

On February 17, 2023, the China Securities Regulatory Commission(CSRC), as approved by the State Council, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules collectively. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Filing Rules refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in mainland China, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in mainland China, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in mainland China or its principal place of business is located in mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the mainland China. According to the Filing Rules, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC: (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Filing Rules.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, and upon becoming effective on March 31, 2023, such provisions superseded the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations, enhance the sense of confidentiality, improve the archives management system, and take necessary measures to implement the confidentiality and archives management responsibilities when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain any information related to state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority; and in the event that such documents or materials, if divulged, will jeopardize national security or public interest, domestic companies should strictly fulfill relevant procedures stipulated by applicable laws and regulations. Furthermore, domestic companies should also provide a written statement about whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection.

Securities companies and securities service providers shall also fulfill the applicable legal procedures according to the Confidentiality and Archives Management Provisions when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

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

C.Organizational Structure

The following diagram sets out details of our subsidiaries and consolidated variable interest entities as of the date of this annual report:

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned and controlled PRC subsidiaries, ChinaCache Beijing, Xin Run and RuiShen BJ, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ShenRong BJ, and their respective shareholders. Beijing Blue I.T. is currently 55% owned by Song Wang, our co-founder, former chairman of our board of directors, our former chief executive officer and our shareholder, and 45% owned by Jean Xiaohong Kou, our co-founder, former director, former senior vice president and our shareholder. Beijing Jingtian is 50% owned by Ms. Huiling Ying, and 50% owned by Ms. Yating Yan, who replaced the previous shareholder and became a shareholder of Beijing Jingtian in January 2019. ShenRong BJ is 95% owned by Ms. Huiling Ying, and 5% owned by Ms. Di Yang. All current shareholders of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ are PRC citizen or domestic company wholly owned by PRC citizens and accordingly these four entities are domestic companies under the PRC laws.

We have been and are expected to continue to rely on our consolidated variable interest entities to operate our telecommunications value-added business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ShenRong BJ, and their respective shareholders enable us to:

●	exercise effective control over Beijing Blue I.T., Beijing Jingtian and ShenRong BJ;

●	receive substantially all of the economic benefits of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ in consideration for the services provided by our subsidiaries in China, and incur substantially all the losses of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ; and
●	have an exclusive option to purchase all of the equity interest in Beijing Blue I.T., Beijing Jingtian and ShenRong BJ when and to the extent permitted under PRC law.

Accordingly, under U.S. GAAP, we consolidate Beijing Blue I.T., Beijing Jingtian and ShenRong BJ as our “variable interest entities” in our consolidated financial statements.

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

We have registered the pledges of the equity interests in Beijing Blue I.T., Beijing Jingtian and ShenRong BJ with the local counterpart of SAIC.

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

The exclusive business cooperation agreement dated July 31, 2008 between ChinaCache Beijing and Beijing Jingtian, and the exclusive business cooperation agreement dated March 3, 2020 between RuiShen BJ and ShenRong BJ contain terms substantially similar to those of the exclusive business cooperation agreement between ChinaCache Beijing and Beijing Blue I.T.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of content and application delivery services and other participants in the PRC telecommunications industry, and the Ministry of Commerce, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our content and application delivery business in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds that the contractual arrangements with the variable interest entities do not comply with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.” In addition, these contractual arrangements may not be as effective in providing us with control over Beijing Blue I.T., Beijing Jingtian and ShenRong BJ as would direct ownership of such entities. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

D.Property, Plants and Equipment

Our headquarters are located at No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone Shunyi District, Beijing, PRC, where our IDC center locates. As of December 31, 2022, we leased an aggregate of 1918 square feet in the U.S., London and Hong Kong.

We have paid RMB51.9 million to acquire land use right in relation to approximately 39,000 square meters of land in Tianzhu Comprehensive Bonded Zone in Beijing. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.” In December 2014, we entered into agreements with BFSMC, pursuant to which we agreed to sell to BFSMC one of the data center buildings with construction areas of approximately 14,208 square meters, which has been constructed on the aforementioned land in the Tianzhu Comprehensive Bonded Zone. Under our framework agreement with BFSMC, we agreed to sell two buildings to a subsidiary of BFSMC through transferring the equity interest of our subsidiary Beijing Zhao Du, the owner of the buildings. In addition, we agreed to lease back the buildings from the subsidiary of BFSMC starting from an agreed earlier date. We also reached a supplemental company letter with BFSMC, pursuant to which we agreed that September 30, 2015 should be deemed as the date of delivery as long as we complete the actual delivery of the buildings as well as the equity transfer by December 31, 2016. If the equity transfer and other agreed procedures are completed on time, our liabilities shall be deemed fully discharged. However, BFSMC has not accepted the buildings by December 31, 2016 due to our disagreement with BFSMC on the standard of delivery and acceptance of the buildings. Therefore, we re-negotiated with BFSMC and reached a series of new agreements with BFSMC in July 2017. Pursuant to the new agreements, BFSMC agreed to make the payments of RMB105.6 million to us immediately upon the completion of equity transfer of Beijing Zhao Du. Although we have completed the transfer of the equity interest in Beijing Zhao Du and the ownership of the buildings in July 2017, BFSMC failed to make the payments of RMB105.6 million to us as agreed. We have filed a lawsuit with the court, claiming the payment of the outstanding amount of consideration and the interest accrued thereon in August 2017. In September 2017, a subsidiary of BFSMC filed a counterclaim to sue for, among others, the late delivery penalties and other relating losses. Thereafter we filed a motion to dismiss the counterclaim of BFSMC’s subsidiary arguing that the court does not have the jurisdiction. In April 2018, we were notified by the court that our motion was rejected and Xin Run’s bank deposits and other assets in a total amount of approximately RMB 50.5 million were sealed up, distrained or frozen by the court. On April 24, 2018, we amended our claim requesting, among other things, the defendant pay the additional purchase price of RMB96 million, damages for breach of contract in an amount of RMB14.4 million and the relating interest of RMB8.86 million. The court rendered a judgment on the case on December 31, 2019, which ruled that: (i) certain agreements in relation to such sales of data center buildings (including the cooperation agreement dated as of December 30, 2014, the supplementary agreement dated as of February 26, 2015, the official correspondence dated as of May 5, 2016 and the escrow agreement dated as of July 20, 2017) should be null and void; (ii) Xin Run should repay such BFSMC’ subsidiary in an amount of RMB672 million, which is the consideration paid by such BFSMC’ subsidiary to Xin Run; (iii) such BFSMC’ subsidiary should transfer 100% of the equity securities of Zhao Du to Xin Run, and should repay Xin Run the amount of approximately RMB82.7 million, which is the rent paid by Xin Run to such BFSMC’ subsidiary; (iv) confirmed that such BFSMC’ subsidiary has legal title to the funds with an amount of RMB105.6 million deposited in the escrow account. Both Xin Run and such BFSMC’ subsidiary had appealed the judgment to a higher court, and on September 16, 2021, the court dismissed the appeals of both Xin Run and the subsidiary of BFSMC. Both Xin Run and the subsidiary of BFSMC have applied to the competent court for compulsory execution of the foregoing court decision. In addition, in October 2017, the foregoing subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. Unfortunately, Xin Run lost, and the court ruled that Xin Run should pay overdue rent in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision. Xin Run submitted an application for retrial of the foregoing lawsuit to the Beijing Higher People’s court. The retrial has been accepted in December 2021 and the execution of the original court decision has been suspended. After the retrial, the court revoked the judgements of the first instance and the second instance, and rejected the claims made by the foregoing subsidiary of BFSMC. In June 2019, the foregoing subsidiary of BFSMC filed another lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent from July 2018 to March 2019 in an amount equal to RMB64.8 million and the relating interest thereon. Xin Run filed a motion to dismiss for lack of jurisdiction. However, we were notified by the court that our motion was rejected. In January 2020, Xin Run has filed an application for suspension of such lawsuit. The subsidiary of BFSMC withdrew its claims in September 2021. Please see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for more information.

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

A.Operating Results

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Bankruptcy proceeding of Xin Run

We divested Xin Run and its subsidiaries on September 13, 2022,  as certain companies had applied to competent court and request declaration of the bankruptcy liquidation of Xin Run and the court accepted such bankruptcy application, Xin Run was taken over by the bankruptcy administrator.

The above-mentioned divestment has had a major effect on our results of operations. As a result, assets and liabilities, revenues and expenses and cash flows related to the previous Xin Run and its subsidiaries have been reclassified as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements for all the periods presented in this annual report. Our consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2020 and 2021 are adjusted retrospectively to reflect the change. For more information of our discontinued operations, see Note 4 to our consolidated financial statements included elsewhere in this annual report.

Number of active customers and customer mix

The number of active customers affects our revenues. We had approximately 126, 49 and 25 active customers as of December 31, 2020, 2021 and 2022, respectively. Revenues from our top five customers accounted for 61.1%, 90.0% and 83.5% of our total net revenues in 2020, 2021and 2022, respectively.

Our revenues are also affected by the composition of our customer base, which we refer to as customer mix. Our revenues in 2022 increase slightly compared to that in 2021, mainly resulted from business growth in Hongkong and higher service fee charged for IDC service. We intend to attract and retain more high-value customers to maintain our revenue and our margin at a stable level, meanwhile, we target gradual improvement in margins and maintain an optimal level of customer mix.

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

Cost reduction

Our ability to achieve and increase profitability depends on our ability to effectively reduce our cost of revenues. Our cost of revenues as a percentage of our total net revenues increased from 73.1% in 2020 to 77.7% in 2021 and further increased to 86.5% in 2022 primarily as a result of an increase in the proportion of low-margin customers.

Components of Results of Operations

Revenues

In the years ended December 31, 2020, 2021 and 2022, we generated net revenues from continuing operations of RMB279.8 million, RMB149.9 million and RMB163.3 million (US$23.7 million) respectively.

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

The number of our active customers has decreased from 126 as of December 31, 2020, to 49 for the year ended December 31, 2021 and further to 25 for the year ended on December 31, 2022. In year 2019, we categorize our customers into five industry groups: internet and software, mobile internet, media and entertainment, enterprises and e-commerce and government agencies. Due to the changing competition landscape, our sales to customers in the media and entertainment, internet and software, mobile internet, enterprises and e-commerce industry groups fluctuated over time. In year 2021 and year 2022, we count the customer across all products and industry groups.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues for continuing operations:

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net Revenues
Third party revenues	279,832	100%	149,884	100%	163,330	23,681	100%
Total Net Revenues	279,832	100%	149,884	100%	163,330	23,681	100%
Cost of revenues (1)(2)
Bandwidth, co-location and storage fees	181,244	64.8%	116,109	77.5%	141,189	20,470	86.4%
Depreciation of network equipment and amortization of intangible assets	1,301	0.5%	—	—%	—	—	—%
Payroll and other compensation costs of network operations personnel	12,125	4.3%	15	0.0%	41	6	0.0%
Rental expense	8,904	3.2%	—	—%	—	—	—%
Other cost of revenues	1,080	0.4%	344	0.2%	92	13	0.1%
Total cost of revenues	204,655	73.1%	116,468	77.7%	141,322	20,490	86.5%
Other operating income (loss)	(567)	(0.2)%	(82)	(0.1)%	(51)	(7)	(0.0)%
Operating expenses (1)
Sales and marketing expenses	22,174	7.9%	22,316	14.9%	7,365	1,068	4.5%
General and administrative expenses	55,097	19.7%	43,782	29.2%	21,545	3,124	13.2%
Provision for doubtful accounts receivable	(2,121)	(0.8)%	3,144	2.1%	9,450	1,370	5.8%
Research and development expenses	10,640	3.8%	262	0.2%	146	21	0.1%
Impairment of long-lived assets	9,356	3.3%	114	0.1%	—	—	—%
Total operating expenses	95,146	34.0%	69,618	24.9%	38,506	5,583	13.8%
(1)Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Allocation of share-based compensation expense
Cost of revenues	79	11.6%	11	14.3%	—	—	—%
Sales and marketing expenses	32	5.3%	5	7.1%	—	—	—%
General and administrative expenses	367	55.8%	47	50.0%	—	—	—%
Research and development expenses	176	27.4%	24	28.6%	—	—	—%
Total share-based compensation expenses included in cost of revenues and operating expenses	654	100%	87	100%	—	—	—%
(2)Includes amount to a related party of nil, nil and RMB33.2 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Cost of Revenues

Our cost of revenues primarily consists principally of the following:

●	bandwidth, co-location and storage fees;
●	depreciation of network equipment and amortization of intangible assets;

●	payroll and other compensation costs of network operations personnel;
●	Rental expense, and;
●	other cost and expenses that are directly attributable to the provisions of our content and application delivery total solutions.

Bandwidth, co-location and storage fees are the amounts we pay to purchase bandwidth usage, co-location services and data storage from Xin Run, telecommunications carriers or ISPs. For the years ended December 31, 2020, 2021 and 2022, 23%, 23% and 0% respectively, of our bandwidth, co-location and data storage were purchased from three major PRC telecommunications carriers, China Telecom, China Mobile and China Unicom, through their respective subsidiaries and sale agents. Our agreements with the telecommunication carriers typically use a standard form provided by the carriers, with pricing terms individually negotiated with the carriers’ local subsidiaries or sale agents. The agreements are typically of a one-year term with renewal options. We pay monthly service fees based on the number of internet gateways, bandwidth usage and the number of server clusters.

Depreciation of network equipment expenses primarily consist of the depreciation associated with our network servers and backbone. We had capital expenditures of RMB3.9 million, RMB0.2million and nil in the years ended December 31, 2020, 2021 and 2022, respectively.

Our cost of revenues decreased from RMB 204.7 million in the year ended December 31, 2020 to RMB116.5 million in the year ended December 31, 2021 and then increased to RMB141.3 million (US$20.5 million) in the year ended December 31, 2022. Our cost of revenues as a percentage of our total net revenues increased from 73.1% in the year ended December 31, 2020 to 77.7% in the year ended December 31, 2021 and then further increased to 86.5% in the year ended December 31, 2022. The increase was mainly due to an increase in the proportion of low-margin customers.

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

Our sales and marketing expenses slightly increased from RMB22.2 million for the year ended December 31, 2020 to RMB22.3 million for the year ended December 31, 2021 and decreased to RMB7.4 million (US$1.1 million) for the year ended December 31, 2022.

As a percentage of our total net revenues, our sales and marketing expenses increased from 7.9% for year ended December 31, 2020 to 14.9% for the year ended December 31, 2021, which was mainly because the expenditures were relatively stable, which changed disproportionately compared to the decrease of revenue, then the percentage decreased to 4.5% for the year ended December 31, 2022 primarily due to sales and marketing expense decreased resulted from business shrinking and optimization of organizational structure.

General and Administrative Expenses.

Our general and administrative expenses primarily consist of the following:

●	salary and benefit expenses for management and administrative staff, including share-based compensation expenses;
●	professional service expenses; and
●	rental expense.

Our general and administrative expenses decreased from RMB55.1 million for the year ended December 31, 2020 to RMB43.8 million for the year ended December 31, 2021 and further decreased to RMB21.5 million (US$3.1 million) for the year ended December 31, 2022. The decrease was primarily due to business shrinkage and optimization of organizational structure.

As a percentage of our total net revenues, our general and administrative expenses increased from 19.7% for the year ended December 31, 2020 to 29.2% for the year ended December 31, 2021 and further increased to 13.2% for the year ended December 31, 2022.

Provision for doubtful accounts.

Our provision for doubtful accounts increased from RMB-2.1 million for the year ended December 31, 2020 to RMB3.1 million for the year ended December 31, 2021 and then further increased to RMB9.5 million (US$1.4 million) for the year ended December 31, 2022. The increase was mainly due to the decline of customer repayment ability and the increase of accounts receivable collection difficulty.

As a percentage of our total net revenues, our provision for doubtful accounts increased from -0.8% for the year ended December 31, 2020 to 2.1% for the year ended December 31, 2021 and then further increased to 5.8% for the year ended December 31, 2022.

Research and Development Expenses.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. Research and development costs are expensed as incurred. Our research and development expenses decreased from RMB10.6 million for the year ended December 31, 2020 to RMB0.3 million for the year ended December 31, 2021 and then decreased to RMB0.1 million (US$0.02 million) for the year ended December 31, 2022.

As a percentage of our total net revenues, our research and development expenses decreased from 3.8% for the year ended December 31, 2020 to 0.2% for the year ended December 31, 2021 and further decreased to 0.1% for the year ended December 31, 2022. The decrease was mainly due to business shrinkage and optimization of organizational structure.

Impairments of long-lived assets.

We recorded the impairment of long-lived assets of RMB 9.4 million, RMB 0.1 million and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

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

We generate revenue from CDN, IDC and IX services.

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

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added services, including content and application delivery services. To comply with these foreign ownership restrictions, we operate our business in China through our consolidated variable interest entities, Beijing Blue I.T., Beijing Jingtian and ShenRong BJ, which are wholly owned by PRC citizens. Beijing Blue I.T., Beijing Jingtian and ShenRong BJ hold the licenses and approvals that are required to operate our business. The Company and ChinaCache Beijing have entered into a series of contractual arrangements with Beijing Blue I.T. and Beijing Jingtian and their shareholders. The Company and RuiShen BJ have entered into a series of contractual arrangements with ShenRong BJ and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” As a result of these contractual agreements, we have the substantial ability to control Beijing Blue I.T., Beijing Jingtian and ShenRong BJ and receive substantially all the profits and absorb all the expected losses of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ. Therefore, we are considered the primary beneficiary of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ. Accordingly, Beijing Blue I.T., Beijing Jingtian and ShenRong BJ are our VIEs under U.S. GAAP and we consolidate their results in our consolidated financial statements. In the opinion of our PRC legal counsel, except as otherwise disclosed herein, the ownership structure of our PRC subsidiary, our PRC consolidated variable interest entities and their branches and subsidiaries comply with all existing PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control Beijing Blue I.T., Beijing Jingtian and ShenRong BJ might preclude us from consolidating Beijing Blue I.T., Beijing Jingtian and ShenRong BJ in the future.

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

Investment in limited partnerships

Where consolidation is not appropriate, we apply the equity method of accounting that is consistent with ASC 323 “Investments - Equity Method and Joint Ventures” to limited partnerships in which the Group holds either (a) a five percent or greater interest or (b) less than a five percent interest when the Group has more than virtually no influence over the operating or financial policies of the limited partnership. We consider certain qualitative factors in assessing whether it has more than virtually no influence for partnership interests of less than five percent. For investments other than those described in (a) and (b) above, We apply the cost method of accounting.

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

PRC

ChinaCache Beijing, Beijing Blue I.T., Beijing Jingtian, Xin Run, RuiShen BJ and ShenRong BJ are companies incorporated in the PRC and are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries and the VIEs are subject to a CIT statutory rate of 25%.

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. ChinaCache Beijing qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2021. The HNTE certificate of ChinaCache Beijing expired in 2022. Beijing Blue IT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2020. The HNTE certificate of ChinaCache Blue IT expired in 2021.

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2022, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2022, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2022, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

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

For the year ended December 31, 2022, our other PRC subsidiaries are currently subject to an enterprise income tax rate of 25% unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) or twenty five percent (25%) of their income from tax, depending on their annual taxable income and enjoy a reduced enterprise income tax rate of 20%. Our PRC subsidiaries can enjoy such reduced enterprise income tax rate if their financial data are determined to meet the standard of “small scale and low profit” enterprise when filing with the tax bureau.

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

Inflation

In the last three years, inflation in China has impacted our results of operations in varying degrees. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were 0.2%, 1.5% and 1.8%, respectively, which is quoted from eastmony.com. We may be affected significantly if China experiences higher rates of inflation in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	2020		2021		2022
	RMB	%	RMB	%	RMB	USD	%

	(in thousands, except percentages)

Net revenues	279,832	100%	149,884	100.0%	163,330	23,681	100.0%
Cost of revenues (1)(2)	(204,655)	(73.1)%	(116,468)	(77.7)%	(141,322)	(20,490)	(86.5)%
Gross profit	75,177	26.9%	33,416	22.3%	22,008	3,191	13.5%
Other operating income/(loss)	567	0.2%	82	0.1%	51	7	—%
Operating expenses (1)
Sales and marketing expenses (1)	(22,174)	(7.9)%	(22,316)	(14.9)%	(7,365)	(1,068)	(4.5)%
General and administrative expenses (1)	(55,097)	(19.7)%	(43,782)	(29.2)%	(21,545)	(3,124)	(13.2)%
Provision for doubtful accounts receivable	2,121	0.8%	(3,144)	(2.1)%	(9,450)	(1,370)	(5.8)%
Research and development expenses (1)	(10,640)	(3.8)%	(262)	(0.2)%	(146)	(21)	(0.1)%
Impairment of long-lived assets	(9,356)	(3.3)%	(114)	(0.1)%	—	—	—%
Total operating expenses	(95,146)	(34.0)%	(69,618)	(46.4)%	(38,506)	(5,583)	(23.6)%
Operating loss	(19,402)	(6.9)%	(36,120)	(24.1)%	(16,447)	(2,385)	(10.1)%
Interest income	85	0.0%	101	0.1%	153	22	0.1%
Interest expense	(1,592)	(0.6)%	—	—%	—	—	—%
Other income/(expense)	(4,513)	(1.6)%	6,793	4.5%	34,011	4,931	20.8%
Foreign exchange gain/(loss), net	13,840	4.9%	(6,010)	(4.0)%	(19,121)	(2,772)	(11.7)%
Loss from continuing operations before income taxes	(11,582)	(4.1)%	(35,326)	(23.5)%	(1,404)	(204)	(0.9)%
Income tax expense	(6)	(0.0)%	(103)	(0.1)%	(7,080)	(1,027)	(4.3)%
Net Loss from continuing operations	(11,588)	(4.1)%	(35,339)	(23.6)%	(8,484)	(1,231)	(5.2)%

Net income/(loss) from discontinued operations	(60,919)	(21.8)%	20,867	13.9%	463,574	67,212	283.8%
Loss attributable to noncontrolling interests	(616)	(0.2)%	211	0.1%	5,154	748	3.2%

Net income/(loss)	(73,123)	(26.1)%	(14,261)	(9.5)%	460,244	66,729	281.8%
Less: Net income/(loss) attributable to the noncontrolling interest	(616)	(0.2)%	211	(0.1)%	5,154	748	3.2%
Net income/(loss) attributable to the Company's shareholders	(72,507)	(25.9)%	(14,472)	(9.7)%	455,090	65,981	278.6%

(1)Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	79	11	—	—
Sales and marketing expenses	32	5	—	—
General and administrative expenses	367	48	—	—
Research and development expenses	176	24	—	—
Total share-based compensation expense included in cost of revenues and operating expenses	654	88	—	—
(1)	Includes amount to a related party of nil, nil and RMB33.2 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues increased by 9.0% from RMB149.9 million for the year ended December 31, 2021 to RMB163.3 million (US$23.7 million) for the year ended December 31, 2022. The increase was primarily due to business growth in HongKong and higher service fee charged for IDC service.

Cost of Revenues

Our cost of revenues increased by 21.3% from RMB116.5 million for the year ended December 31, 2021 to RMB141.3 million (US$20.5 million) for the year ended December 31, 2022. The increase was primarily due to an increase in bandwidth, co-cocation and storage fees of RMB25.1 million (US$3.6 million).

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Bandwidth, co-location and storage fees	116,109	141,189	20,470
Payroll and other compensation costs of network operations personnel	15	41	6
Other cost of revenues	344	92	13
Total cost of revenues	116,468	141,322	20,490

Operating Expenses

Our operating expenses decreased from RMB69.6 million for the year ended December 31, 2021 to RMB38.5 million (US$5.6 million) for the year ended December 31, 2022. We expect our operating expense to decrease going forward since business shrinking and optimization of organizational structure.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 67.0% from RMB22.3 million for the year ended December 31, 2021 to RMB7.4 million (US$1.1 million) for the year ended December 31, 2022. The year-over-year increase was primarily due to business shrinking and optimization of organizational structure.

General and Administrative Expenses. Our general and administrative expenses decreased by 50.8% from RMB43.8 million for the year ended December 31, 2021 to RMB21.5 million (US$3.1 million) for the year ended December 31, 2022, primarily due to business shrinking and optimization of organizational structure.

Provision for doubtful accounts. We had a provision for doubtful accounts of RMB9.5 million (US$1.4 million) in the year ended December 31, 2022, as compared to a provision for doubtful accounts of RMB3.1 million in the year ended December 31, 2021. The increase from 2020 to 2021 was mainly due to the decline of customer repayment ability and the increase of accounts receivable collection difficulty.

Operating Loss

As a result of the above, our operating loss for the year ended December 31, 2022 was RMB16.4 million (US$2.4 million), as compared to an operating loss of RMB36.1 million for the year ended December 31, 2021.

Other Income/(Expense)

We gained other income of RMB34.0 million (US$4.9 million) for the year ended December 31, 2022, as compared to other income of RMB6.8 million for the year ended December 31, 2021. The increase was primarily due to gain in disposal of overseas assets in the year ended December 31, 2022.

Income Tax Expense

We had an income tax expense of RMB7.1 million (US$1.0 million) for the year ended December 31, 2022, as compared to an income tax expense of RMB0.1 million for the year ended December 31, 2021. The higher income tax expense in 2022 was due to higher taxable income in ChinaCache US resulted from disposal gain of assets.

Loss from continuing operations

As a result of the foregoing, we had a loss of RMB8.5 million (US$1.2 million) from continuing operations for the year ended December 31, 2022 as compared to a loss of RMB35.3 million for the year ended December 31, 2021.

Net Income/(Loss) from discontinued operations

We had a net profit of RMB464.0 million (US$67.3 million) from discontinued operations which was related with Xin Run and its subsidiaries for the year ended December 31, 2022 as compared to a net profit of RMB20.9 million for the year ended December 31, 2021. The higher profit for the year ended December 31, 2022 was primarily related with gain from divestment of Xin Run and its subsidiaries due to bankruptcy liquidation proceedings of Xin Run.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues decreased by 46.4% from RMB279.8 million for the year ended December 31, 2020 to RMB149.9 million (US$23.5 million) for the year ended December 31, 2021. The decrease was primarily due to the shrinking of our domestic and overseas businesses.

Cost of Revenues

Our cost of revenues decreased by 43.1% from RMB204.7 million for the year ended December 31, 2020 to RMB116.5 million (US$18.3 million) for the year ended December 31, 2021. The decrease was primarily due to (i) a decrease in bandwidth, co-cocation and storage fees of RMB65.1 million (US$9.5 million), (ii) a decrease in payroll and other compensation costs of network operations personnel of RMB12.1 million (US$1.9 million) and (iii) a decrease of rental expenses of RMB8.9 million (US$1.4 million).

Cost of revenues was comprised of the following:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Bandwidth, co-location and storage fees	181,244	116,109	18,220
Depreciation of network equipment and amortization of intangible assets	1,301	—	—
Payroll and other compensation costs of network operations personnel	12,125	15	2
Rental expense	8,904	—	—
Other cost of revenues	1,080	344	54
Total cost of revenues	204,655	116,468	18,276

Operating Expenses

Our operating expenses decreased from RMB95.1 million for the year ended December 31, 2020 to RMB69.6 million (US$10.9 million) for the year ended December 31, 2021.

Sales and Marketing Expenses. Our sales and marketing expenses slightly increased by 0.6% from RMB22.2 million for the year ended December 31, 2020 to RMB22.3 million (US$3.5 million) for the year ended December 31, 2021. The year-over-year increase was primarily due to an increased spending on overseas business.

General and Administrative Expenses. Our general and administrative expenses decreased by 20.5% from RMB55.1 million for the year ended December 31, 2020 to RMB43.8 million (US$6.9 million) for the year ended December 31, 2021, primarily due to business shrinking and optimization of organizational structure.

Research and Development Expenses. Our research and development expenses significantly decreased by 97.5% from RMB10.7 million for the year ended December 31, 2020 to RMB0.3 million (US$0.04 million) for the year ended December 31, 2021. The main reason for the decline is that businesses with a heavy R&D footprint have shrunk and the organizational structure has been optimized.

Operating Loss

As a result of the above, our operating loss for the year ended December 31, 2021 was RMB36.1 million (US$5.7 million), as compared to an operating loss of RMB19.4 million for the year ended December 31, 2020.

Other Income/(Expense)

We gained other income of RMB6.8 million (US$1.1 million) for the year ended December 31, 2021, as compared to other expense of RMB4.5 million for the year ended December 31, 2020. The increase was primarily due to investment income in the year ended December 31, 2021.

Loss from continuing operations

As a result of the foregoing, we had a loss of RMB35.3 million (US$5.5 million) from continuing operations for the year ended December 31, 2021 as compared to a loss of RMB11.6 million for the year ended December 31, 2020.

Net Income/(Loss) from discontinued operations

We had a net profit of RMB20.9 million (US$3.3 million) from discontinued operation from Xin Run and its subsidiaries for the year ended December 31, 2021 as compared to a net loss of RMB60.9 million for the year ended December 31, 2020. The higher profit for the year ended December 31, 2021 was primarily due to a reverse of a potential late business delivery penalty liability accrued amounting to RMB128.9 million (US$20.0 million) regarding the ongoing lawsuit between Xin Run and the subsidiary of BFSMC in 2020.

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

As of December 31, 2022, we had RMB87.5 million (US$12.7 million) in cash and cash equivalents and restricted cash.

We experienced a net loss of approximately RMB11.6 million, RMB35.3 million and RMB8.5million (US$1.2 million) from continuing operations for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2022, the Company had net current liabilities of approximately RMB228.0 million (US$33.1 million). These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

Our board and management are now reviewing strategy and priorities for the next 12 months and analyzing the cash flow forecast for the next twelve months. We will be focusing on a number of business initiatives and strategies to improve cash revenue from operation assets and operation efficiency, First, we will focus on maintaining the stabilization of our business service to generate cash revenue and increase our liquidity. Second, we plan to negotiate with the suppliers for more favorable payment terms. Lastly, we plan to better manage our selling and general administrative expenses to improve operation efficiency. We expect that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

Although we consolidate the results of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ and their respective subsidiaries, our access to the cash balances or future earnings of these entities is only through our contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ShenRong BJ and their respective shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash (used in)/provided continuing operations	(26,864)	5,481	9,077	1,314
Net cash (used in)/provided by discontinued operations	109,465	71,335	49,886	7,234
Net cash (used in)/provided by operating activities	82,601	76,816	58,963	8,548

Net cash (used in)/provided continuing operations	(4,118)	(106)	454	66
Net cash (used in)/provided by discontinued operations	(48,218)	(26,058)	(16,547)	(2,399)
Net cash (used in)/provided investing activities	(52,336)	(26,164)	(16,093)	(2,333)

Net cash (used in)/provided continuing operations	—	—	—	—
Net cash (used in)/provided by discontinued operations	(41,467)	(28,449)	—	—
Net cash (used in)/provided financing activities	(41,467)	(28,449)	—	—

Net increase/(decrease) in cash and cash equivalents	(11,202)	22,203	42,870	6,215
Effect of foreign exchange rate changes on cash	1,349	(7,981)	(877)	(127)
Cash, cash equivalents and restricted cash at beginning of the period	41,144	31,291	45,513	6,599
Cash, cash equivalents and restricted cash at end of the period	31,291	45,513	87,506	12,687

Operating Activities

Net cash provided by operating activities was RMB59.0 million (US$8.6 million) for the year ended December 31, 2022, among which net cash provided by continuing operations and discontinued operations was RMB9.1 million (US$1.3 million) and RMB 49.9 million (US$ 7.3 million) respectively. Net cash provided by operating activities by continuing operations reflects a net loss of RMB8.5 million (US$1.2 million) adjusted by reconciling items in the total amount of RMB17.6 million (US$2.5 million), which primarily include allowance for doubtful accounts of RMB 9.5 million (US$1.4 million), foreign exchange loss of RMB19.1 million (US$2.8 million). Additional major factors that affected operating cash flows for the year ended December 31, 2022 primarily include: an increase of RMB8.4 million (US$1.2 million) in income tax payable and an decrease of RMB10.7 million (US$1.5 million) in accounts payable.

Net cash provided by operating activities was RMB76.8 million for the year ended December 31, 2021, among which net cash provided by continuing operations and discontinued operations was RMB5.5 million and RMB 71.3 million respectively. Net cash provided by operating activities by continuing operations reflects a net loss of RMB 35.3 million adjusted by reconciling items in the total amount of RMB40.8 million, which primarily include allowance for doubtful accounts of RMB 3.1 million, foreign exchange loss of RMB6.0 million. Additional major factors that affected operating cash flows for the year ended December 31, 2021 primarily include: a decrease of RMB 38.4 million in accounts receivable due to timely collection; an decrease of RMB5.0 million in accounts payable and an decrease of RMB9.0 million in other non-current liabilities.

Net cash provided by operating activities was RMB82.6 million for the year ended December 31, 2020, among which net cash used in continuing operations and provided by discontinued operations was RMB26.9 million and RMB 109.5 million respectively. Net cash provided by operating activities by continuing operations reflects a net loss of RMB 11.6 million adjusted by reconciling items in the total amount of RMB15.3 million, which primarily include impairment of long-lived assets of RMB 9.4 million, foreign exchange gain of RMB13.8 million. Additional major factors that affected operating cash flows for the year ended December 31, 2020 primarily include: a decrease of RMB 26.6 million in accounts receivable due to timely collection; an increase of RMB 26.5 million in prepaid expense and other current assets; an increase of RMB13.5 million in accrued expenses and other payables; a decrease of RMB 37.5 million in operating lease liabilities.

Investing Activities

Net cash used in investing activities was RMB16.1 million (US$2.3 million) for the year ended December 31, 2022, which primarily resulted from discontinued operations.

Net cash used in investing activities was RMB26.1 million for the year ended December 31, 2021,which included RMB0.1 million in used in continuing operations and RMB26.0 million used in discontinued operations.

Net cash used in investing activities was RMB52.3 million for the year ended December 31, 2020 which included RMB4.1 million used in continuing operations and RMB 48.2 million used in discontinued operations which was mainly used in cash paid for cloud infrastructure construction in progress.

Financing Activities

Net cash used in financing activities was nil for the year ended December 31, 2022.

Net cash used in financing activities was RMB28.4 million for the year ended December 31, 2021, which was related with discontinued operations.

Net cash used in financing activities was RMB41.5 million for the year ended December 31, 2020, which was related with discontinued operations.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China through a series of contractual arrangements between our company, ChinaCache Beijing, which is our wholly-owned PRC subsidiary, Beijing Blue I.T., Beijing Jingtian and ShenRong BJ, which are our consolidated variable interest entities in China, and the respective shareholders of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Consolidated Variable Interest Entities” for a summary of these contractual arrangements. Beijing Blue I.T. contributed to 71.9%, 45.6% and 55.5% of our total net revenues in the years ended December 31, 2010, 2021 and 2022, respectively. Beijing Jingtian’s contribution to our total net revenues in the years ended December 31, 2020, 2021 and 2022 was immaterial, nil, nil and nil, respectively. ShenRong BJ contributed 8.1%, 9.2% and 8.9% of our total net revenues in the years ended December 31, 2020, 2021 and 2022, respectively.

Conducting our operations through contractual arrangements with our consolidated variable interest entities in China entails a risk that we may lose effective control over our consolidated variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business, we could be subject to severe penalties” and “We rely on contractual arrangements with Beijing Blue I.T., Beijing Jingtian and ShenRong BJ and their respective shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries ChinaCache Beijing, Xin Run and RuiShen BJ. The amount of dividends paid by ChinaCache Beijing to us depends solely on the service fees paid to ChinaCache Beijing from our consolidated variable interest entities, Beijing Blue I.T. and Beijing Jingtian. In the years ended December 31, 2020, 2021 and 2022, the aggregate amount of service fees that ChinaCache Beijing charged Beijing Blue I.T. and Beijing Jingtian was RMB1.3 million, RMB 0.1 million and RMB 0.1 million (US$ 0.02 million), respectively, which accounted for 0.5%, 0.1% and 0.1%, respectively, of our total net revenues.

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

After paying the withholding taxes applicable to ChinaCache Beijing, Xin Run and RuiShen BJ’s revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of ChinaCache Beijing, Xin Run and RuiShen BJ would be available for distribution to us, ChinaCache Beijing, Xin Run and RuiShen BJ’s shareholders, although we have not, and do not have such plan at present to, make such distributions. As of December 31, 2022, the amount of the net restricted assets of ChinaCache Beijing, RuiShen BJ and our consolidated variable interest entities, which includes the paid-in-capital and statutory reserves of ChinaCache Beijing, RuiShen BJ and the equity of our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate amount of RMB351.1 million (US$50.9 million). We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations” for more information.

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

Capital Expenditures

We had capital expenditures of RMB3.9 million, RMB0.1 million and nil in the years ended December 31, 2020, 2021 and 2022, respectively. We do not expect that our capital expenditures will increase in 2023.

C.Research and Development

Our senior management team leads our research and development efforts and sets strategic initiatives to improve our services and products, focusing on efforts to sustain our technology leadership, raise our productivity and enhance the competitiveness of our services. We devote our market-oriented research and development efforts to focus on bringing innovative services and solutions to the market quickly. As of the date of this annual report, we have 56 PRC patents, two U.S. patents, 52 software copyright registrations in China relating to the technologies used in our business.

Our research and development expenses primarily consist of payroll and related personnel costs, including share-based compensation expenses. We incurred RMB10.6 million, RMB0.3 million and RMB0.1 million (US$0.02 million) of research and development expenses in the years ended December 31, 2020, 2021 and 2022, respectively.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

E.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022:

	Payment Due by Period
		Less than 1	1-3	3-5	More than
	Total	year	years	years	5 years
Finance lease obligations (1)	—	—	—	—	—
Operating lease obligations (2)	150	150	—	—	—
Purchase commitments (3)	634	634	—	—	—
Total	784	784	—	—	—
(1)Finance lease obligations refers to our obligations for leasing certain computer equipment and optical fibers.
(2)Operating lease obligations refers to our future minimum lease payments for office space.
(3)	Purchase commitments refers to our commitment to purchase bandwidth and cloud infrastructure from our bandwidth and construction providers.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our current directors and executive officers

Directors and Executive Officers	Age	Position/Title
Qing Zhang	50	Director, Chairman
Huiling Ying	59	Director, Chief Executive Officer and CFO
Xuelian Chi	46	Director

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

Ms. Huiling Ying, joined ChinaCache in 2004 and served as legal representative in multiple subsidiaries of the company. She has served in the finance department for many years and has profound professional experiences in finance and accounting.

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

On December 15, 2022, Mr. Xiaoqiang Wei ceased to be the director and Chief Executive Officer of the company. On December 15, 2022, Ms. Huiling Ying was appointed as Director and Chief Executive Officer of the company. On April 23, 2023, Ms. Huiling Ying was appointed as Chief Financial Officer of the company.

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

B.Compensation

For the fiscal year ended December 31, 2022 the aggregate compensation we paid to our executive officers and non-executive directors was approximately RMB3.7 million (US$0.5 million). For the same period, we paid RMB0.2 million, approximately US$34,000 for pension, retirement, medical insurance or other similar benefits for our executive officers. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.

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

As of April 30, 2023, we had granted options to purchase 14,000,000 ordinary shares under our 2007 Stock Incentive Plan, options to purchase 8,600,000 ordinary shares under our 2008 Stock Incentive Plan, options to purchase 9,099,872 ordinary shares under our 2010 Stock Incentive Plan, and options to purchase 66,617,808 ordinary shares and 77,114,512 restricted share units under our 2011 Share Incentive Plan.

The following table summarizes, as of December 31, 2022, the stock options granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

			Vesting
	Option	Exercise Price	Commencement		Date of
	Granted	(US$/Share)	Date	Date of Grant	Expiration
Huiling Ying	*	0.13	April 1, 2007	March 31, 2007	March 30, 2025
	*	0.26	April 1, 2009	March 31, 2009	March 30, 2027
		0.24	April 1, 2010	June 20, 2010	June 19, 2020
	*	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	*	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	*	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	*	0.24	April 1, 2011	June 20, 2011	June 19, 2021
	*	0.24	January 1, 2014	July 8, 2013	July 7, 2023
	*	0.06625	January 1, 2018	April 9, 2018	April 8, 2028
Xuelian Chi.	—	—	—	—	—
Zhang Qing	—	—	—	—	—

	—	—	—	—	—
Directors and officers as a group	893,504	0.01 to 0.5294	—	—	—
Other individuals as a group	97,424,176	0.01 to 0.5294	—	—	—

The following table summarizes, as of the December 31, 2022, the restricted share units granted under our Stock Incentive Plans to our directors and executive officers, directors and executive officers as a group and other individuals as a group.

	Restricted Share	Vesting	Date of
	Units Granted	Commencement Date	Grant
Huiling Ying	*	January 1, 2015	December 11, 2015
Xuelian Chi	—	—	—
Zhang Qing	—	—	—
Directors and officers as a group	192,496	—	—
Other individuals as a group	76,922,016	—	—

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

D.Employees

We had 54, 34 and 11 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the number of our employees by function as of December 31, 2022:

Functional Area	Number of Employees	% of Total
Sales and marketing	1	9.1%
Management and administration	10	90.9%
Total	11	100.0%

Of our total employees as of December 31, 2022, 10 were located in the cities throughout China and 1 were located outside China. We remunerate our employees with a base salary as well as performance-based bonuses. We have also granted stock options to management and key employees in order to reward their performance and provide them with equity incentives. In February 2016, approximately 30 of our employees-initiated arbitration for labor dispute against Xin Run, Beijing Shouming, Beijing Zhao Du and Xin Run’s Tianjin Branch with Shunyi Labor Dispute Arbitration Committee and Chaoyang Labor Dispute Arbitration Committee. They withdrew the arbitration request in June 2016 and later re-initiated the arbitration proceeding in May 2017. The arbitrators ruled that our subsidiaries should pay compensation in the amount of approximately RMB0.6 million to those employees. The arbitration award was supported by the judgement of trial court. We have appealed the judgement to the appellate court in October 2017 and the appellate court dismissed the appeal and sustained the original judgement in October and November 2017. To our knowledge, from January 1, 2020 to April 14, 2023, approximately 60 of our current or former employees initiated arbitration for labor dispute against us with Shunyi Labor Dispute Arbitration Committee, Haidian Labor Dispute Arbitration Committee, etc. We believe that these are isolated cases and that our employee relations are good.

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

E.Share Ownership

Please refer to “Item 7 — Major Shareholders and Related Party Transactions.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2022, by each of our directors and executive officers, and the beneficial ownership of our ordinary shares as of December 31, 2022 by each person known to us to own beneficially more than 5.0% of our ordinary share:

The calculations in the table below are based on 436,816,529 ordinary shares outstanding as of December 31, 2022 for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following December 31, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xuelian Chi	*	*
Zhang Qing	*	*
Huiling Ying	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Song Wang (1)	49,046,712.4	11.23%
Jean Xiaohong Kou (2)	35,062,712.4	8.03%
Consolidated Capital Holdings Ltd. (1)(2)(3)	56,543,248	12.94%

*Less than 1%.

(1)	Consists of (i) 56,543,248 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., (iii) 26,304,096 ordinary shares that Mr. Song Wang has the right to acquire upon exercise or vesting of equity incentive awards within 60 days after December 31, 2022, and (iv) 12,320,096 ordinary shares that Mr. Wang’s ex-wife, Ms. Jean Xiaohong Kou has the right to acquire upon exercise or vesting of equities incentive awards within 60 days after December 31, 2022. Song Wang, Jean Xiaohong Kou and Tingqi Wang possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares held by Consolidated Capital Holdings Ltd. and Harvest Century International Ltd. The business address for Mr. Wang is No.10 Mujian street, Tuanhe Road, Daxing District, Beijing (102000).
(2)	See Note (1) above. Mr. Song Wang and Ms. Jean Xiaohong Kou were husband and wife. Pursuant to an agreement in connection with Hong Song Family Trust entered into by Mr. Song Wang and Ms. Jean Xiaohong Kou on July 20, 2010, 15% of the shares controlled by Hong Song Family Trust shall be owned by Tingqi Wang when Tingqi Wang reached the age of adulthood in 2020; 5% of the shares controlled by Hong Song Family Trust shall be donated to a charitable organization; the remaining 80% of the shares controlled by Hong Song Family Trust shall be equally distributed between Mr. Song Wang and Mrs. Jean Xiaohong Kou. As of December 31, 2021, the 5% of the shares owned by Hong Song Family Trust that should be donated to a charitable organization were still owned by Hong Song Family Trust. The business address for Ms. Kou is No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone, Shunyi District, Beijing, China.
(3)	The business address for Consolidated Capital Holdings Ltd. is c/o Jean Xiaohong Kou, No 8 Zhuyuan 3rd Street, Area 3, Tianzhu Comprehensive Bonded Zone, Shunyi District, Beijing, China.

To our knowledge, as of December 31, 2022, 385,025,904 of our ordinary shares, or approximately 88.14% of our total outstanding ordinary shares, was held by one of our record holders. The number of beneficial owners of our ADSs in the U.S. is likely to be much larger than the number of record holders of our ordinary shares in the U.S. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

In October 2017, the foregoing subsidiary of BFSMC filed a lawsuit against Xin Run in the Shunyi District Court of Beijing requesting Xin Run pay overdue rent and the relating interest. In August 2019, certain real properties of Xin Run have been sealed up by the court. The second instance of this case has been completed. Unfortunately, we lost, and the court ruled that Xin Run should pay overdue rent from October 2017 to June 2018 in an amount equal to RMB64.8 million and the relevant interest thereon. The subsidiary of BFSMC has applied to the competent court for compulsory execution of the court decision, and Xin Run has filed an application for suspension of such compulsory execution in December 2019 to the Shunyi District Court of Beijing. Xin Run submitted an application for retrial of the foregoing lawsuit to the Beijing Intermediate People’s court. The retrial has been accepted in December 2021 and the execution of the original court decision has been suspended. After the retrial, the court revoked the judgements of the first instance and the second instance, and rejected the claims made by the foregoing subsidiary of BFSMC.

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

In February 2022, the foregoing computer company has applied to Beijing No.1 Intermediate People’s Court, requesting declaration the bankruptcy liquidation of Xin Run, for Xin Run is lack of solvency. The court has accepted such bankruptcy application on September 13, 2022. As of the date hereof, this bankruptcy proceeding is still ongoing.

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

In December 2019, another technology company filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court, requesting Xin Run to pay overdue construction fees and liquidated damage in a total amount of approximately RMB72.7 million, relevant interest and costs of legal proceedings. In September 2021, the court ruled that Xin Run should pay overdue construction fees and the interests accrued thereon in a total amount of approximately RMB74.81 million, as well as the costs of legal proceedings. Such technology company has applied to the competent court for compulsory execution of the court judgement. In January 2022, such technology company has applied to Beijing No.1 Intermediate People’s Court, requesting declaration of the bankruptcy liquidation of Xin Run, for Xin Run is lack of solvency, and such application was withdrawn.

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

In September 2021, a telecommunication company filed an arbitration against Beijing Blue I.T. in the Beijing Arbitration Commission, requesting Beijing Blue I.T. to pay overdue service fees and liquidated damage in a total amount of approximately RMB11.31 million, relevant interest and costs of legal proceedings. In March 2022, the Beijing Arbitration Commission awarded that Beijing Blue I.T. should pay overdue service fees of approximately RMB5.79 million and the relevant liquidated damages and costs of legal proceedings. Such telecommunication company has applied to the competent court for compulsory execution of the same.

In May 2021, a technology company has applied to Beijing No.1 Intermediate People’s Court, requesting declaration of the bankruptcy liquidation of Xin Run, for Xin Run is lack of solvency. As of the date hereof, this case is still ongoing. Such application was rejected by the court.

In January 2022, Ms. Jean Xiaohong Kou filed a lawsuit against Xin Run in the Beijing Shunyi District People’s Court to request payment of approximately RMB40.9 million that should be paid by Xin Run to a third party since Ms. Jean Xiaohong Kou has fulfilled such payment obligation as she acted as the guarantor of Xin Run, and the relevant interests and costs of legal proceeding. In March 2022, Ms. Jean Xiaohong Kou changed her claims and requested Xin Run to indemnify her losses of approximately RMB37.46 million due to her fulfillment of payment obligation as the guarantor of Xin Run, and the relevant interests and costs of legal proceeding. As of the date hereof, this lawsuit is still ongoing. In April 2022, the court ruled that Xin Run should make payment of approximately RMB31.54 million and the relevant interests thereof, together with the costs of legal proceedings. Ms. Jean Xiaohong Kou has applied to the competent court for compulsory execution of the court judgement.

In August 2022, a real estate brokerage company filed an arbitration against Xin Run in the Beijing Arbitration Commission, requesting Xin Run to pay overdue work expenses and liquidated damage in a total amount of approximately RMB11.23 million, relevant interest and costs of legal proceedings. As Xin Run was in the bankruptcy proceeding, this case has been handed over to the bankruptcy administrator.

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

The Last Reported Closing Price for our ADSs on May 10, 2019 was US$1.21 per ADS.

Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2017	3.05	0.72
Fiscal Year 2018	4.75	1.00
Fiscal Year 2019	1.29	0.88
Fiscal Year 2020	0.29	0.01
Fiscal Year 2021	N/A	N/A
Fiscal Year 2022	N/A	N/A
Quarterly Highs and Lows
First Fiscal Quarter of 2020	0.10	0.03
Second Fiscal Quarter of 2020	0.07	0.02
Third Fiscal Quarter of 2020	0.29	0.01
Fourth Fiscal Quarter of 2020	0.18	0.04
First Fiscal Quarter of 2021	N/A	N/A
Second Fiscal Quarter of 2021	N/A	N/A
Third Fiscal Quarter of 2021	N/A	N/A
Fourth Fiscal Quarter of 2021	N/A	N/A
First Fiscal Quarter of 2022	N/A	N/A
Second Fiscal Quarter of 2022	N/A	N/A
Third Fiscal Quarter of 2022	N/A	N/A
Fourth Fiscal Quarter of 2022	N/A	N/A
Monthly Highs and Lows
January 2022	N/A	N/A
February 2022	N/A	N/A
March 2022	N/A	N/A
April 2022	N/A	N/A
May 2022	N/A	N/A
June 2022	N/A	N/A
July 2022	N/A	N/A
August 2022	N/A	N/A
September 2022	N/A	N/A
October 2022	N/A	N/A
November 2022	N/A	N/A
December 2022	N/A	N/A

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

On October 21, 2022, ChinaCache U.S. entered into an Asset Transfer Agreement with Edgenext North America Corporation, pursuant to which ChinaCache U.S. agrees to transfer certain assets and a domain name to Edgenext North America Corporation for a total consideration of $3,494,800 and $72,600, respectively.

On October 21, 2022, ChinaCache Hong Kong entered into an Asset Transfer Agreement with Edgenext Technology Co., Limited, pursuant to which ChinaCache Hong Kong agrees to transfer certain assets to Edgenext Technology Co., Limited for a total consideration of HK$1,145,900.

On October 21, 2022, ShenRong HongKong entered into an Asset Transfer Agreement with Edgenext Technology Co., Limited, pursuant to which ShenRong HongKong agrees to transfer certain assets to Edgenext Technology Co., Limited for a total consideration of HK$1,436,600.

On October 21, 2022, ChinaCache UK entered into an Asset Transfer Agreement with Legend Next (UK) Limited, pursuant to which ChinaCache UK agrees to transfer certain assets to Legend Next (UK) Limited for a total consideration of £515,200.

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

Although the law in this regard is not entirely clear, we treat Beijing Blue I.T., Beijing Jingtian and ShenRong BJ as being owned by us for U.S. federal income tax purposes, because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we consolidate these entities’ results of operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current year and any other taxable year.

Assuming that we are the owner of Beijing Blue I.T., Beijing Jingtian and ShenRong BJ for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of content and application delivery total solutions in China. Based on the market price of our securities, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and 2020 and we do not expect to be a PFIC for the current taxable year. However, we can give no assurances with respect to our PFIC status for past or future taxable years as the PFIC determination is inherently factual and the application of the PFIC rules is subject to ambiguity in several aspects.

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

In 2020, 2021 and 2022, we received approximately US$2,000.0, US$3,301.0 and nil net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the years ended December 31, 2021 and 2022. We did not pay any other fees to our auditors during the periods indicated below.

	2021	2022
	US$	US$

	(in thousands)
Audit fees (1)	106	106
Tax fees (2)	—	—
Other fees (3)	—	—
(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our auditors.
(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(3)	“Other fees” represent the aggregate fees billed by our principal auditors for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the fiscal year ended December 31, 2022.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) Please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 99.2 to this annual report.

(b) On June 14, 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of ChinaCache International Holdings Ltd. or the VIEs in China, (ii) the governmental entities in China do not have a controlling financial interest in ChinaCache International Holdings Ltd. or the VIEs, (iii) none of the members of the board of directors of ChinaCache International Holdings Ltd. or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of ChinaCache International Holdings Ltd. or the VIEs contains any charter of the Chinese Communist Party.

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

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Conyers Dill & Pearman

15.2	Consent of Han Kun Law Offices

15.3	Letter dated as of May 18, 2023 from Shanghai Perfect C.P.A. Partnership

99.1	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ChinaCache International Holdings Ltd.

	By:	/s/ Huiling Ying
Name: Huiling Ying
Title: Chief Executive Officer

Date: May 18, 2023

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

CHINACACHE INTERNATIONAL HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ChinaCache International Holdings Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ChinaCache International Holdings Ltd. (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations and comprehensive (loss)/income, cash flows and changes in shareholders’ deficit for the years ended December 31, 2020, 2021 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022 and the results of its operations and its cash flows for the years ended December 31, 2020, 2021 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Shanghai, China

May 18, 2023

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		38,251	81,179	11,770
Restricted cash		5,867	6,327	917
Accounts receivable, net	5	24,483	15,276	2,215
Prepaid expenses and other current assets, net	6	42,859	46,891	6,799
Amount from related parties, net	15	—	—	—
Current assets of discontinued operations	4	372,498	—	—

Total current assets		483,958	149,673	21,701

Non-current assets:
Property and equipment, net	7	—	—	—
Long term investments	9	30,148	30,148	4,371
Operating lease right-of-use asset	8	3,400	—	—
Long term deposits and other non-current assets		174	174	25
Non-current assets of discontinued operations	4	518,816	—	—

Total non-current assets		552,538	30,322	4,396

TOTAL ASSETS		1,036,496	179,995	26,097

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICIT:
Current liabilities:
Accounts payable		262,619	251,941	36,528
Accrued employee benefits		26,064	23,678	3,433
Accrued expenses and other current liabilities	10	69,363	67,757	9,824
Income tax payable		25,935	34,324	4,977
Current portion of operating lease liability	8	2,565	—	—
Current liabilities of discontinued operations	4	1,294,099	—	—
Total current liabilities		1,680,645	377,700	54,762

LIABILITIES AND SHAREHOLDERS’ DEFICIT: (CONTINUED)
Non-current liabilities:
Non-current portion of operating lease liability	8	905	—	—
Deferred government grant	11	14,350	14,350	2,081
Non-current liabilities of discontinued operations	4	31,139	—	—

Total non-current liabilities		46,394	14,350	2,081

Total liabilities		1,727,039	392,050	56,843

Commitments and contingencies	19

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 436,816,529 and 436,816,529 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		338	338	44
Additional paid-in capital		1,581,771	1,581,771	229,335
Treasury stock		(15,332)	(15,332)	(2,223)
Statutory reserves		1,326	1,326	192
Accumulated deficit		(2,239,219)	(1,784,129)	(258,674)
Accumulated other comprehensive (loss)/income		(14,273)	3,971	580

Total ChinaCache International Holdings Ltd. shareholders’ deficit		(685,389)	(212,055)	(30,746)
Noncontrolling interest		(5,154)	—	—

Total shareholder’s deficit		(690,543)	(212,055)	(30,746)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		1,036,496	179,995	26,097

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$

Revenues:
Third party revenues		279,832	149,884	163,330	23,681
Total revenues		279,832	149,884	163,330	23,681

Cost of revenues		(204,655)	(116,468)	(141,322)	(20,490)

Gross profit		75,177	33,416	22,008	3,191

Other operating income, net		567	82	51	7
Operating expenses:
Sales and marketing expenses		(22,174)	(22,316)	(7,365)	(1,068)
General and administrative expenses		(55,097)	(43,782)	(21,545)	(3,124)
(Provision for)/recovery of doubtful accounts		2,121	(3,144)	(9,450)	(1,370)
Research and development expenses		(10,640)	(262)	(146)	(21)
Impairment of long-lived assets		(9,356)	(114)	—	—
Total operating expenses		(95,146)	(69,618)	(38,506)	(5,583)

Operating loss		(19,402)	(36,120)	(16,447)	(2,385)

Interest income		85	101	153	22
Interest expense		(1,592)	—	—	—
Other (expenses)/ income, net		(4,513)	6,793	34,011	4,931
Foreign exchange loss/(gain)		13,840	(6,010)	(19,121)	(2,772)

Loss from continuing operations before income taxes		(11,582)	(35,236)	(1,404)	(204)

Income tax expense	14	(6)	(103)	(7,080)	(1,027)

Loss from continuing operations		(11,588)	(35,339)	(8,484)	(1,231)

Discontinued operations:
Net (loss)/income from discontinued operations	4	(60,919)	20,867	463,574	67,212
(Loss)/income attributable to noncontrolling interests		(616)	211	5,154	748
(Loss)/income from discontinued operations	4	(61,535)	21,078	468,728	67,960

Net (loss)/Income		(73,123)	(14,261)	460,244	66,729

Less: net (loss)/income attributable to noncontrolling interest		(616)	211	5,154	748

Net (loss)/income attributable to the Company’s shareholders		(72,507)	(14,472)	455,090	65,981

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in thousands of RMB and US$ except for number of shares and per share data)

		For the years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$

Numerator
Net (loss)/income attributable to holders of Company's shareholders
Continuing operations		(11,588)	(35,339)	(8,484)	(1,231)
Discontinued operations		(60,919)	20,867	463,574	67,212

Denominator
Weighted average shares used in calculating basic net loss per ordinary share		436,763,196	436,816,529	436,816,529	436,816,529
Weighted average shares used in calculating diluted net loss per ordinary share		436,763,196	436,816,529	436,816,529	436,816,529

Net (Loss)/income per ordinary share
Basic		(0.17)	(0.03)	1.04	0.15
Diluted		(0.17)	(0.03)	1.04	0.15

Net Loss per ordinary share from continuing operations	17
Basic		(0.03)	(0.08)	(0.02)	(0.00)
Diluted		(0.03)	(0.08)	(0.02)	(0.00)

Net (Loss)/income per ordinary share from discontinued operations
Basic		(0.14)	0.05	1.06	0.15
Diluted		(0.14)	0.05	1.06	0.15

Net (loss)/income		(73,123)	(14,261)	460,244	66,729
Foreign currency translation adjustment		(12,218)	(1,871)	18,244	2,645
Total other comprehensive (loss)/income net of tax		(12,218)	(1,871)	18,244	2,645
Comprehensive (loss)/income		(85,341)	(16,132)	478,488	69,374
Less: comprehensive (loss)/income attributable to noncontrolling interest		(616)	211	5,154	748
Comprehensive (loss)/income attributable to the Company’s shareholders		(84,725)	(16,343)	473,334	68,626

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(73,123)	(14,261)	460,244	66,729
Less:Net (loss)/income from discontinued operations	(61,535)	21,078	468,728	67,960
Net (loss) from continuing operations	(11,588)	(35,339)	(8,484)	(1,231)

Depreciation of property and equipment	920	—	—	—
Non cash lease expense	4,307	2,469	—	—
Allowance for doubtful accounts	(2,121)	3,144	9,450	1,370
Impairment of long-lived assets	9,356	114	—	—
Loss/(gain) from disposal of property and equipment	(710)	—	—	—
Gain related to long-term investment	—	—	(454)	(66)
Interest expense adjustment	1,592	—	—	—
Foreign exchange (loss)/gain	(13,840)	6,010	19,121	2,772
Share-based compensation	620	87	—	—
Amortization of other non-current asset	2,512	9	—	—
Amortization of deferred government grant	(302)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	26,585	38,362	(12)	(2)
Prepaid expense and other current assets	(25,106)	234	(4,263)	(618)
Accounts payable	3,925	(5,046)	(10,678)	(1,548)
Accrued employee benefits	(5,801)	(2,193)	(2,386)	(346)
Accrued expenses and other payables	13,458	10,542	(1,606)	(233)
Income tax payable	(2,490)	(1,249)	8,389	1,216
Amounts due from related parties	65	—	—	—
Amounts due to a related party	(1)	(26)	—	—
Operating lease liabilities	(37,455)	(2,427)	—	—
Other non-current liabilities	9,210	(9,210)	—	—
Net cash (used in)/provided by continuing operations	(26,864)	5,481	9,077	1,314
Net cash provided by discontinued operations	109,465	71,335	49,886	7,234
Net cash provided by operating activities	82,601	76,816	58,963	8,548

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from investing activities:			—	—
Purchases of long-lived assets	(4,260)	(106)	—	—
Cash receipts from sales of long-term investments	—	—	—	—
Repayment of consideration refund with interest	—	—	—	—
Distributions from long-term investments	—	—	454	66
Proceeds from disposal of property and equipment	142	—	—	—

Net cash (used in)/provided by continuing operations	(4,118)	(106)	454	66
Net cash used in discontinued operations	(48,218)	(26,058)	(16,547)	(2,399)
Net cash (used in)/provided by investing activities	(52,336)	(26,164)	(16,093)	(2,333)

Cash flows from financing activities:
Net cash provided by/(used in) continuing operations	—	—	—	—
Net cash used in discontinued operations	(41,467)	(28,449)	—	—
Net cash used in financing activities	(41,467)	(28,449)	—	—

Net (decrease)/increase in cash and cash equivalents and restricted cash	(11,202)	22,203	42,870	6,215
Cash and cash equivalents and restricted cash at beginning of the year	41,144	31,291	45,513	6,599
Effect of foreign exchange rate changes on cash	1,349	(7,981)	(877)	(127)
Cash, cash equivalents and restricted cash at end of the year	31,291	45,513	87,506	12,687

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Interest received	85	—	153	22
Income tax paid	(6)	(5)	(5)	(1)
Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for lease liabilities	7,414	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

(Amounts in thousands of RMB and US dollars US$, except for number of shares)

	Attributable to ChinaCache
							Accumulated other		Total
	Number of	Ordinary	Additional	Treasury	Statutory	Accumulated	comprehensive	Noncontrolling	shareholders'
	ordinary shares	shares	paid-in capital	Stock	reserves	deficit	income/(loss)	interests	deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2020	436,656,529	338	1,581,064	(15,332)	1,326	(2,152,240)	(184)	(4,749)	(589,777)

Net loss	—	—	—	—	—	(72,507)	—	(616)	(73,123)
Foreign currency translation adjustment	—	—	—	—	—	—	(12,218)	—	(12,218)
Share-based compensation	—	—	620	—	—	—	—	—	620
Restricted shares vested	160,000	—	—	—	—	—	—	—	—
Balance at December 31, 2020	436,816,529	338	1,581,684	(15,332)	1,326	(2,224,747)	(12,402)	(5,365)	(674,498)

Net loss	—	—	—	—	—	(14,472)	—	211	(14,261)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,871)	—	(1,871)
Share-based compensation	—	—	87	—	—	—	—	—	87

Balance at December 31, 2021	436,816,529	338	1,581,771	(15,332)	1,326	(2,239,219)	(14,273)	(5,154)	(690,543)

Balance at January 1, 2022	436,816,529	338	1,581,771	(15,332)	1,326	(2,239,219)	(14,273)	(5,154)	(690,543)

Net loss	—	—	—	—	—	455,090	—	5,154	460,244
Foreign currency translation adjustment	—	—	—	—	—	—	18,244	—	18,244
Share-based compensation	—	—	—	—	—	—	—	—	—
Restricted shares vested	—	—	—	—	—	—	—	—	—
Balance at December 31, 2022	436,816,529	338	1,581,771	(15,332)	1,326	(1,784,129)	3,971	—	(212,055)

The accompanying notes are an integral part of these consolidated financial statements

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

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

The Company divested ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”) and its subsidiaries on September 13, 2022, as certain companies had applied to competent court and request declaration of the bankruptcy liquidation of Xin Run and the court accepted such bankruptcy application, Xin Run was taken over by the bankruptcy administrator.

The above-mentioned divestment has had a major effect on our results of operations. As a result, assets and liabilities, revenues and expenses and cash flows related to the previous Xin Run and its subsidiaries have been reclassified as discontinued operations in accordance with U.S. GAAP in consolidated financial statements for all the periods presented in this annual report. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2020 and 2021 are adjusted retrospectively to reflect the change.

As of December 31, 2022, subsidiaries of the Company and variable interest entities (“VIEs”) where the Company is the primary beneficiary include the following:

	Date of	Place of	Percentage of
	incorporation	incorporation	ownership	Principal activities

Subsidiaries

ChinaCache Network Technology (Beijing) Ltd. (“ChinaCache Beijing”)	August 25, 2005	The PRC	100%	Provision of technical consultation services

ChinaCache North America Inc. (“ChinaCache US”)	August 16, 2007	United States of America	100%	Provision of content and application delivery services

JNet Holdings Limited (“JNet Holdings”)	September 27, 2007	British Virgin Islands	100%	Investment holding

ChinaCache Networks Hong Kong Ltd. (“ChinaCache HK”)	April 7, 2008	Hong Kong	100%	Provision of content and application delivery services

Metasequoia Investment Inc. (“Metasequoia”)	March 28, 2012	British Virgin Islands	100%	Investment holding

ChinaCache Networks (UK) Limited (“ChinaCache UK”)	March 10, 2016	England and Wales	100%	Provision of content and application delivery services

ShenRong Technology (Hongkong) Limited ("ShenRong HK") (ii)	December 16,2019	Hong Kong	100%	Mechanical equipment lease

RuiShen Technology (Beijing) Co., Ltd.("RuiShen BJ") (iii)	January 16, 2020	The PRC	100%	Technology Development

ChinaCache (Hong Kong) Limited ("CCHK) (iv)	October 30, 2020	The PRC	100%	Technology Development

VIEs

Beijing Blue I.T. Technologies Co., Ltd. (“Beijing Blue IT”) (i)	June 7, 1998	The PRC	—	Provision of content and application delivery services

Beijing Jingtian Technology Limited (“Beijing Jingtian”) (i)	September 1, 2005	The PRC	—	Provision of content and application delivery services

ShenRong Technology (Beijing) Co., Limited(“ShenRong BJ") (i)	November 22, 2019	The PRC	—	Technology Development
(i)	The equity interest of Beijing Blue IT is held by the Founders, and Beijing Jingtian is held by two individual shareholders. The equity interest of Shenrong BJ is held by two individual shareholders. The Founders, Ding Sheng Zhi Da and the other individual shareholders mentioned above are collectively referred as the “Nominal Shareholders”.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

1.      ORGANIZATION (CONTINUED)

(ii)	In December 2019, the Group established certain subsidiaries, ShenRong HK.
(iii)	In January 2020, the Group established a subsidiary, RuiShen BJ, a wholly-owned subsidiary of ShenRong HK, which has not started any operation.
(iv)	In October 2020, the group incorporated ChinaCache (Hong Kong) Limited, or CCHK, a wholly-owned subsidiary of ChinaCache UK.
(v)	On November 16, 2015, Xin Run received a capital injection of RMB1,292,000 (US$202,000) from Tianjin Shuishan Technology Co., Ltd, a PRC Company wholly owned by the Founders. As a result, the percentage of the Company’s equity ownership in Xin Run and Xin Run’s wholly-owned subsidiaries, is 99% as of December 31, 2020 and 2021.

In July 2017, Xin Run transferred all of its equity interests in Beijing Zhao Du to a buyer.

In January 2020, the Group obtained control over ShenRong BJ through contractual arrangement.

In September 2022, Xin Run and its subsidiaries (Beijing Zhao Du, Beijing Shouming, Beijing Xiangqing, Beijing Wangrun and Beijing Shuosen) have been taken over by the bankruptcy administrator.

In November 2022, the control over ChinaCache Shouming was terminated since the contractual arrangements between Xin Run, ChinaCache Shouming and certain other parties were terminated due to Xin Run’s bankcrupcy proceeding.

Through the Company's subsidiaries in the PRC, the Company signed a series of contracts with certain VIEs, specifically Beijing Blue IT in September 2005, Beijing Jingtian in July 2008, and ShenRong BJ in March 2020. The following is a summary of the various VIE agreements:

Exclusive option agreements

Pursuant to the exclusive option agreement amongst the Company and the Nominal Shareholders of Beijing Blue IT in September 2005, the Nominal Shareholders of Beijing Blue IT irrevocably granted the Company or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominal Shareholders in Beijing Blue IT, when and to the extent permitted under PRC law, at an amount equal to either a) the outstanding loan amount pursuant to the loan agreement owed by the Nominal Shareholders or b) the lowest permissible purchase price as set by PRC law. Such consideration, if in excess of the outstanding loan amount, when received by the Nominal Shareholders upon the exercise of the exclusive option is required to be remitted in full to the Company. Beijing Blue IT cannot declare any profit distributions or grant loans in any form without the prior written consent of the Company. The Nominal Shareholders of Beijing Blue IT must remit in full any funds received from Beijing Blue IT to the Company, in the event any distributions are made by the Beijing Blue IT pursuant to any written consents of the Company. Similar exclusive option agreements were signed by ChinaCache Beijing with Beijing Jingtian in July 2008, and by RuiShen BJ and ShenRong BJ in March 2020.

Other than the agreement amongst the RuiShen BJ and the Nominal Shareholders of ShenRong BJ, all the afore-mentioned exclusive option agreements were valid for ten years, and can be renewed for an additional ten years at the sole discretion of the Company/ ChinaCache Beijing, and the times of such renewals are unlimited. The agreement amongst the Company and the Nominal Shareholders of Beijing Blue IT has been renewed and will expire on January 20, 2026. The agreement amongst the ChinaCache and the Nominal Shareholders of Beijing Jingtian has been renewed and will expire on January 15, 2029. The exclusive option agreements amongst the RuiShen BJ and the Nominal Shareholders of ShenRong BJ will remain effective until all equity interests held by the shareholders of ShenRong BJ have been transferred or assigned to RuiShen BJ or its designated representative.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

1.      ORGANIZATION (CONTINUED)

Exclusive business cooperation agreements

Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing /RuiShen BJ and the VIEs, ChinaCache Beijing/ RuiShen BJ is to provide exclusive business support, technical and consulting services including technical services, business consultations, access to intellectual property licenses, equipment or property leasing, marketing consultancy, system integration, product research and development and system maintenance in return for fees in an amount as determined and adjustable at the sole discretion of ChinaCache Beijing/ RuiShen BJ. The service fees charged to Beijing Blue IT are based on methods set forth in the technical support and service agreement and technical consultation and training agreement, as further discussed below, see “Exclusive technical support and service agreement/Exclusive technical consultation and training agreement/Equipment leasing agreement”. The service fees charged to Beijing Jingtian/ ShenRong BJ is based on 100% of their net income respectively.

All the Exclusive business cooperation agreements were valid for ten years, and ChinaCache Beijing/ RuiShen BJ can at its sole discretion renew at a term of its choice through written confirmation. The agreement between ChinaCache Beijing and Beijing Blue IT has been renewed and will expire on September 23, 2025. The agreement amongst the ChinaCache and the Nominal Shareholders of Beijing Jingtian has been renewed and will expire on January 15, 2029. The agreement between RuiShen BJ and ShenRong BJ was signed in March, 2020, and will be expired on March, 2030.

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

DECEMBER 31, 2020, 2021 AND 2022

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

ChinaCache Beijing also provided a loan of RMB8,500,000 to the Nominal Shareholders of Beijing Jingtian for their investment in the registered share capital. In addition, the Company, through ChinaCache Beijing, agreed to provide unlimited financial support to Beijing Jingtian for their operations and agree to forego the right to seek repayment in the event this VIE are unable to repay such funding. The loan agreement between ChinaCache Beijing and the Nominal Shareholders of Beijing Jingtian is valid for ten years and expires on December 3, 2022. This agreement has been extended to December 3, 2023. Such agreement can be extended upon mutual written consent of ChinaCache Beijing and the Nominal Shareholders of Beijing Jingtian.

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

Power of attorney agreements

The Nominal Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs to ChinaCache Beijing/ RuiShen BJ, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominal Shareholders by the company law and the Company’s Article of Association. This agreement remains continuously valid, as long as the Nominal Shareholders continue to be the shareholders of the VIEs.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

1.      ORGANIZATION (CONTINUED)

Power of attorney agreements (continued)

Subsequently, ChinaCache Beijing/RuiShen BJ assigned the power of attorney agreement to ChinaCache Beijing/RuiShen BJ’s shareholders or a party designated by ChinaCache Beijing and RuiShen BJ’s shareholders, to whom it granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIEs, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominal Shareholders by the company law and the Company’s Article of Association.

Share pledge agreements

Pursuant to the share pledge agreement between ChinaCache Beijing/RuiShen BJ, and the Nominal Shareholders of VIEs, the Nominal Shareholders have pledged all their equity interests in the VIEs to guarantee the performance of the VIEs’ obligations under the Service Agreements.

If the VIEs breach their respective contractual obligations under the business cooperation agreements, ChinaCache Beijing /RuiShen BJ, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The Nominal Shareholders of VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in the VIEs without the prior written consent of ChinaCache Beijing /RuiShen BJ. This agreement is continuously valid until all payments due under the above VIE agreements have been fulfilled by the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable power of attorney agreements, whereby the Nominal Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, the Company, either directly or through ChinaCache Beijing /RuiShen BJ, obtained effective control over the VIEs through the ability to exercise all the rights of the VIEs’ shareholders pursuant to the share pledge agreements and the exclusive option agreements. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses directly through the loan agreements. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through ChinaCache Beijing /RuiShen BJ using the Service Agreements. Thus, the Company is the primary beneficiary of the VIEs and consolidates the VIEs under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

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

DECEMBER 31, 2020, 2021 AND 2022

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

Unrecognized revenue-producing assets held by the VIEs mainly include licenses, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit, and trademarks, patents, copy rights and the domain names. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. Recognized revenue-producing assets held by the VIEs include core technology, trademarks and domain names. Unrecognized revenue-producing assets, including customer lists for provision of content and application delivery total solutions, as well as trademarks, are held by ChinaCache Beijing and/or RuiShen BJ.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

1.      ORGANIZATION (CONTINUED)

Legal compliance (continued)

The following tables represent the financial information of the consolidated VIEs as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 before eliminating the intercompany balances and transactions between the VIEs and other entities within the Group:

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	12,775	19,509	2,829
Restricted cash	5,867	6,327	917
Accounts receivable (net of allowance for doubtful accounts of RMB80,556 and RMB92,338 (US$13,388) as of December 31, 2021 and 2022, respectively)	14,509	10,314	1,495
Prepaid expenses and other current assets, net	39,864	43,770	6,346
Amounts due from inter-companies (1)	241,659	183,353	26,584

Total current assets	314,674	263,273	38,171

Non-current assets:
Long term investments	10,103	10,103	1,465
Operating lease right-of-use asset	3,400	—	—
Long term deposits and other non-current assets	122	122	18

Total non-current assets	13,625	10,225	1,483

TOTAL ASSETS	328,299	273,498	39,654

	As of December 31,
	2021	2022
	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Accounts payable	232,662	222,954	32,325
Accrued employee benefits	20,355	18,671	2,707
Accrued expenses and other current liabilities	58,121	58,197	8,438
Income tax payable	10,812	10,812	1,568
Amounts due to inter-companies (1)	462,162	132,793	19,253
Current portion of operating lease liabilities	2,565	—	—

Total current liabilities	786,677	443,427	64,291

Non-current liabilities:
Non-current portion of operating lease liabilities	905	—	—
Deferred government grant	14,350	14,350	2,081

Total non-current liabilities	15,255	14,350	2,081

Total liabilities	801,932	457,777	66,372

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to the other companies within the Group.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

1.      ORGANIZATION (CONTINUED)

Legal compliance (continued)

	For the Years Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues
-Third party customers	243,224	63,038	105,146	15,245
-Inter-companies	30,670	16,082	3,150	457
Net profit/(loss)	9,718	(26,087)	16,154	2,342

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)    Going concern

The Group experienced net loss of approximately RMB11,588,000, RMB35,339,000 and RMB8,484,000 (US$1,231,000) from continuing operations for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, the Group had net current liabilities of approximately RMB228,027,000 (US$33,061,000). These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

When preparing the consolidated financial statements as of December 31, 2022 and for the year then ended, the Group ’s management concluded that a going concern basis of preparation was appropriate after analyzing the cash flow forecast for the next twelve months. In preparing the cash flow analysis, management took into account of locating more domestic customers from 2022 to compensate the estimated revenue decrease from US, and controlling its operating costs and negotiating with vendors for more favorable payment terms.

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)    Discontinued operations

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total noncurrent liabilities are presented separately on the consolidated balance sheets.

(e)    Use of estimates

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

(f)    Foreign currency

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

(g)    Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8972 on December 31, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(h)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents also consist of cash and cash equivalents included in assets held for sale.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)    Restricted Cash

As of December 31, 2021 and 2022, all the restricted cash relates to cash frozen by courts order during the ongoing legal proceedings.

(j)    Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased.

(k)    Property and equipment

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

DECEMBER 31, 2020, 2021 AND 2022

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)    Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable.  When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. For long-lived assets held for sale, assets are written down to fair value less cost to sell.  Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. Impairment charge of RMB9,356,000, RMB114,000, and RMB nil (US$nil) were recognized from properties and equipment and intangible assets for the years ended December 31, 2020, 2021 and 2022, respectively.

(n)    Investments

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

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment of cost method investment for the years ended December 31, 2020, 2021 and 2022 were nil, nil and nil, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)    Investments (continued)

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

(o)    Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payables, accrued expenses, balances with related parties and other payables, approximate their fair values because of the short-term maturity of these instruments.

(p)    Revenue recognition

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)    Revenue recognition (continued)

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)    Revenue recognition (continued)

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

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by revenue stream for the years ended December 31, 2020, 2021 and 2022.

	For the Years Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000	US$’000
CDN Services	103,548	62,270	58,487	8,480
IDC Services	168,434	87,363	104,506	15,152
IX Services	7,850	251	337	49
Total	279,832	149,884	163,330	23,681

The following table provides information about accounts receivables from contracts with customers:

	Years as of December 31,
	2021	2022
	RMB’000	RMB’000	US$’000
Accounts receivables	24,483	15,276	2,215

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

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

(s)    Government grant

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

(t)    Leases

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)    Leases (continued)

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

(u)    Income taxes

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)    Share-based compensation

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

(w)    Loss per share

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

(x)    Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the increase/(decrease) in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income/(loss) is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss of the Group includes foreign currency translation adjustments related to ChinaCache US, ChinaCache HK, ShenRong HK and ChinaCache UK whose functional currency are US$, HK$, HK$ and GBP respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)    Segment reporting

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

(z)    Treasury Stock

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

(aa)    Recent accounting pronouncement

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)    Recent accounting pronouncement (continued)

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

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Group’s consolidated results of operations or financial position.

3.          CONCENTRATION OF RISK

(a)    Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, available-for-sale investments and amounts due from related parties. As of December 31, 2021 and 2022, RMB 26,389,000 and RMB 46,523,000 (US$6,745,000), respectively, were deposited with major financial institutions located in the PRC, RMB 4,386,000 and RMB 46,000 (US$7,000), respectively, were deposited with in the major financial institutions located in the Hong Kong Special Administration Region, RMB 3,363,000 and RMB 10,687,000 (US$1,549,000), respectively, were deposited with major financial institutions located in the UK, RMB 11,373,000 and RMB 30,250,000 (US$4,386,000), respectively were held in major financial institutions in the United States of America. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law.  Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy.  In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006.  Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased.  In the event of bankruptcy of one of the banks which holds the Group's deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

3.          CONCENTRATION OF RISK (CONTINUED)

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

	Years as of December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000	US$’000

Supplier A	63,608	*	*	*
Supplier B	13,833	*	*	*
Supplier C	12,431	*	*	*

Details of the accounts payable for purchases accounting for 10% or more of total cost are as follow:

	Years as of December 31,
	2021	2022
	RMB’000	RMB’000	US$’000

Supplier A	28,929	26,656	3,865
Supplier B	12,853	*	*
Supplier C	6,290	*	*

*not greater than 10%

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

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

	Years as of December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000	US$’000
Customer A	*	12,531	13,675	2,025
Customer B	26,463	30,596	23,112	3,423
Customer C	4,489	*	*	*
Customer D	54,389	*	*	*
Customer E	*	65,505	68,923	10,208
Customer F	*	20,774	20,508	3,037

Details of the accounts receivables for customers accounting for 10% or more of total accounts receivable are as follows:

	Years as of December 31,
	2021	2022
	RMB’000	RMB’000	US$’000
Customer A	5,387	3,627	526
Customer B	5,012	5,012	727
Customer C	981	2,280	331
Customer D	5,160	7,960	1,154

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

DECEMBER 31, 2020, 2021 AND 2022

3.          CONCENTRATION OF RISK (CONTINUED)

(b)    Business, supplier, customer, and economic risk (Continued)

(vi)          Regulatory restrictions. The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services. Accordingly, both the Company’s subsidiaries and ChinaCache Beijing are currently ineligible to apply for the required licenses for providing content and application delivery services in China. As a result, the Company operates its business in the PRC through its VIEs, which holds the licenses and permits required to provide content and application delivery services in the PRC. The PRC Government may also choose at any time to block access to the Company's customers’ content which could also materially impact the Company's ability to generate revenue.

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

(d)    Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation/(appreciation) of the RMB against US$ was approximately (6.27)%, (2.34)% and 8.23% in the years ended December 31, 2020, 2021 and 2022, respectively. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets and investments denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

4.             DISCONTINUED OPERATIONS

The financial results of XinRun and its subsidiaries are set out below. The assets, liabilities, revenue and expenses have been reclassified as discontinued operations to retrospectively reflect the changes for the year ended December 31, 2020, 2021 and 2022.

December 31, 2021
RMB’000
Carrying amounts of assets under disposal

Cash and cash equivalents	181
Restricted cash	1,214
Accounts receivable	15,166
Prepaid expenses and other current assets	13,367
Assets held for sale	342,570
Current assets of discontinued operations	372,498
Property and equipment, net	321,280
Land Use Right, net	22,688
Cloud infrastructure construction in progress	157,083
Long term deposits and other non-current assets	17,765
Non-current assets of discontinued operations	518,816
Total assets of discontinued operations	891,314

Carrying amounts of liabilities under disposal

Accounts payable	55,891
Accrued employee benefits	1,729
Accrued expenses and other current liabilities	60,918
Other payables	902,023
Income tax payable	29,034
Liabilities for uncertain tax positions	34,732
Amounts due to related parties	32,089
Current portion of long term loan	168,739
Liabilities held for sale	8,944
Current liabilities of discontinued operations	1,294,099

Other non-current liabilities	31,139
Non-current liabilities of discontinued operations	31,139
Total liabilities of discontinued operations	1,325,238

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

4.             DISCONTINUED OPERATIONS (CONTINUED)

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2022
	RMB’000	RMB’000	RMB’000	USD’000
Revenues	55,505	55,507	37,781	5,478
Cost of revenues	(31,235)	(39,922)	(12,747)	(1,848)

Gross profit	24,270	15,585	25,034	3,630

Other operating loss/(income)	(24,509)	1,258	4	1
Sales and marketing expenses	—	—	(173)	(25)
General and administrative expenses	(10,845)	(12,124)	(4,011)	(582)
Provision for doubtful accounts receivable and other receivable	—	(67,282)	(50,133)	(7,269)
Research and development expenses	(89)	—	—	—
Impairment of long-lived assets	(4,093)	—	—	—

Loss from operations	(15,266)	(62,563)	(29,279)	(4,245)

Gain from disposal of subsidiaries	—	—	512,977	74,375
Interest expense, net	(42,484)	(45,463)	(15,125)	(2,192)
Financial expenses - fee	(131)	(1)
Other income/(expenses), net	(3,383)	129,205	(156)	(23)
Foreign exchange (loss)/gain	(271)	(100)	311	45

(Loss)/income before provision for income taxes	(61,535)	21,078	468,728	67,960

Income tax benefits	—	—	—	—

Net (loss)/income	(61,535)	21,078	468,728	67,960

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

5.             ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2021	2022
	RMB’000	RMB’000	US$’000

Accounts receivable	107,602	107,614	15,603
Less: allowance for doubtful accounts	(83,119)	(92,338)	(13,388)

	24,483	15,276	2,215

As of December 31, 2021 and 2022, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2021	2022
	RMB’000	RMB’000	US$’000

Balance, beginning of year	79,975	83,119	12,051
Additions for the current year	5,610	9,219	1,337
Recovery	(2,466)	—	—

Balance, end of year	83,119	92,338	13,388

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

6.          PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	December 31,
	2021	2022
	RMB’000	RMB’000	US$’000

Prepaid expense for bandwidth and servers (i)	3,298	4,168	604
Staff field advances	308	19	3
Other deposit and receivables(ii)	39,253	42,935	6,225
Prepaid expense and other current assets	42,859	47,122	6,832
Provision of doubtful accounts	—	(231)	(33)
Prepaid expense and other current assets, net	42,859	46,891	6,799

(i)

Prepaid expense for bandwidth and servers represents the unamortized portion of prepayments made to the Group's telecom operators and certain technology companies, who provide the Group with access to bandwidth and network servers.

(ii)	Other deposit and receivables represent deductible VAT, and other deposits for operation.

7.      PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consists of the following:

	December 31,
	2021	2022
	RMB’000	RMB’000	US$’000

At cost:
Optical fibers	13,100	13,100	1,899
Computer equipment	663,768	663,768	96,237
Furniture, fixtures and office equipment	5,073	5,073	736
Leasehold improvements	18,643	18,643	2,703
Motor vehicles	7,556	7,556	1,096
	708,140	708,140	102,671
Less: accumulated depreciation	(369,755)	(369,755)	(53,610)
Less: impairment	(338,385)	(338,385)	(49,061)

	—	—	—

Impairment of RMB9,356,000, RMB114,000 and RMB nil (US$nil) were recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, depreciation expenses were RMB920,000, RMB nil and RMB nil (US$nil), respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

8.      RIGHT-OF-USE ASSETS AND OPERATING LIABILITIES

The following table presents the Group's right-of-use assets and operating lease liabilities as of the respective balance sheet dates:

	December 31
	2021	2022
	RMB’000	RMB’000	US$’000
Right-of-use assets	3,400	—	—

Operating lease liabilities - current	2,565	—	—
Operating lease liabilities - non-current	905	—	—
Total operating lease liabilities	3,470	—	—

During year ended December 31, 2022, cash payment for operating leases was nil.

During year ended December 31, 2020, 2021 and 2022, the Group incurred total operating lease expenses of RMB 4,307,000, RMB 2,034,000 and RMB nil (US$nil), respectively.

9.    LONG TERM INVESTMENTS

Long term investments consisted of the following:

	December 31,
	2021	2022
	RMB’000	RMB’000	US$’000
Cost method investments:
PRC Fund	10,103	10,103	1,465
United States Fund	20,045	20,045	2,906
Total	30,148	30,148	4,371

Cost method investments

In 2017, the Group made an additional RMB361,000 (US$53,000) investment in the United States Fund. As of December 31, 2021 and 2022, the Group had made an accumulated investment in the United States Fund of RMB20,045,000. Given that the Group holds less than five percent interest in each fund, the Group has accounted for such investments using the cost method.

In 2015, the Group made a 8-year term investment in the PRC Fund in the amount of RMB 10,103,000. Given that the Group holds less than five percent interest in each fund, the Group has accounted for such investments using the cost method.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

10.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2021	2022
	RMB’000	RMB’000	US$’000

Advance from customers	7,731	6,742	978
Other accrued expenses (i)	52,478	53,060	7,693
Other tax payables	9,154	7,955	1,153

	69,363	67,757	9,824

(i)	Other accrued expenses represent accrued rental and overdue penalty interest (see Note 19).

11. DEFERRED GOVERNMENT GRANT

The following table presents the Group's deferred government grant as of the respective balance sheet dates:

	December 31,
	2021	2022
	RMB’000	RMB’000	US$’000

Beginning balance	14,350	14,350	2,081
Recognized as income during the year	—	—	—

Total balance of deferred government grant	14,350	14,350	2,081
Less: current portion	—	—	—

Balance of non-current deferred government grant	14,350	14,350	2,081

During the years ended December 31, 2020, 2021 and 2022, a certain government grants complied with the attached conditions. Hence, relevant government grants of RMB302,000, RMB nil and RMB nil (US$nil) respectively, were recognized in the consolidated statements of operations and comprehensive loss as other operating income during the years ended December 31, 2020, 2021 and 2022, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

12.    SHARE-BASED COMPENSATION

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

During the years ended December 31, 2020, 2021 and 2022, the Group granted nil, nil and nil options. As of December 31, 2022, options to purchase 19,000,349 of ordinary shares were outstanding and options to purchase 13,658,508 ordinary shares were available for exercise under the Option Plans.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

12.    SHARE-BASED COMPENSATION (CONTINUED)

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

(a)Options Granted to Employees

The following table summarized the Group's employee share option activity under the Option Plans:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	Exercise	contractual	intrinsic
	options	price	term	value
		(US$)	(Years)	(US$’000)

Outstanding, January 1, 2020	31,182,205	0.10	7.23	1.35

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(9,945,152)	0.08	—	—

Outstanding, December 31, 2020	21,237,053	0.11	5.40	—

Exercisable at December 31, 2020	13,529,251	0.11	5.40	—

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(2,139,904)	0.18	—	—

Outstanding, December 31, 2021	19,097,149	0.10	4.90	—

Exercisable at December 31, 2021	19,097,149	0.10	4.90	—

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(96,800)	0.07	—	—

Outstanding, December 31, 2022	19,000,349	0.10	4.11	—

Exercisable at December 31, 2022	19,000,349	0.10	4.11	—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

12.    SHARE-BASED COMPENSATION (CONTINUED)

(a)Options Granted to Employees (continued)

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2022 was calculated based on the closing price of the Group's ordinary shares on December 31, 2022. As no trading has been made during 2021, it can be assumed that the share price is nil. The total intrinsic value of share options exercised during the years ended December 31, 2020, 2021 and 2022 was nil, nil and nil, respectively.

As of December 31, 2022, there was nil of unrecognized share-based compensation cost related to share options issued to employees, which are expected to be recognized following the graded vesting method over the remaining vesting periods of different tranches, within 1 year.

The total fair value of options vested during the years ended December 31, 2020, 2021 and 2022 was RMB649,000, nil and nil, respectively.

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

As of December 31, 2021 and 2022, there was RMB nil (US$nil) of unrecognized share-based compensation cost, related to unvested restricted share units.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

12.    SHARE-BASED COMPENSATION (CONTINUED)

(b)	Restricted Share Units Award Granted to Employees (continued)

The following table summarized the Group's restricted shares award issued under the 2011 Plan:

	Number of	Weighted average grant
	ordinary shares	date fair value
(US$)

Outstanding, January 1, 2020	160,000	0.07

Granted	—	—
Vested	(160,000)	0.07
Forfeited	—	—

Outstanding, December 31, 2020	—	—

Outstanding, December 31, 2021	—	—

Outstanding, December 31, 2022	—	—

The cost of the restricted share units is determined using the fair value (determined based on the fair market value of the Group's ordinary shares on the grant date, or if the grant date is not a trading day then the immediately preceding trading date), net of expected forfeitures. The aggregate fair value of the unvested restricted share units for the years ended December 31, 2021 and 2022 was RMB nil and RMB nil (US$nil), respectively. The total fair value of restricted share units vested during the years ended December 31, 2020, 2021 and 2022 was RMB72,000, RMB nil, and RMB nil (US$ nil), respectively.

A total compensation expenses relating to all options and restricted share units recognized for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the years ended December 31,
	2020	2021	2022
	(RMB)’000	(RMB)’000	(RMB)’000	(US$)’000
Cost of revenues	79	11	—	—
Sales and marketing expenses	32	5	—	—
General and administration expenses	367	47	—	—
Research and development expenses	176	24	—	—

	654	87	—	—

13.    MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB15,420,000, RMB6,532,000 and RMB 2,484,000 (US$367,902) for the years ended December 31, 2020, 2021 and 2022, respectively.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

14.    INCOME TAXES

Enterprise income tax

Cayman Islands

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIEs.

United States of America

ChinaCache North America, Inc. was registered in California, United States of America in 2007. For the years ended December 31, 2020, 2021 and 2022, the entity is subject to both California State Income Tax (8.84%) and Federal Income Tax (graduated income tax rate up to 21%, a flat 21% and 21%, respectively) on its taxable income under the current laws of the state of California and United States of America.

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

ChinaCache Networks (Hong Kong) Limited, the Company’s wholly owned subsidiary incorporated in Hong Kong, for the years ended December 31, 2020, 2021and 2022, income tax rate decreased to 8.25% for profit below HKD 2 million, and 16.5% for excessive profit over HKD 2 million.

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

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. ChinaCache Beijing qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2021 if it continues to qualify on an annual basis. The HNTE certificate of ChinaCache Beijing was expired in November 2022. Beijing Blue IT qualifies as an HNTE and is entitled for a preferential tax rate of  15% from 2016 to 2020 if it continues to qualify on an annual basis. The HNTE certificate of ChinaCache Blue IT was expired in 2021.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

14.    INCOME TAXES (CONTINUED)

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2022, no applicable detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. Based on the assessment of facts and circumstances available at December 31, 2022, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

(Loss)/income from continuing operations before income tax expense consists of:

	For the years ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	(15,467)	(19,608)	29,245	4,240
PRC	3,885	(15,628)	(30,649)	(4,444)

	(11,582)	(35,236)	(1,404)	(204)

The income tax expense comprises of:

	For the years ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000	US$’000

Current	6	103	7,080	1,027
Deferred	—	—	—	—

	6	103	7,080	1,027

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

14.    INCOME TAXES (CONTINUED)

A reconciliation of the differences between the income tax calculated using statutory tax rate and the effective tax rate for the year ended December 31, 2020, 2021 and 2022 is as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000	US$’000

Loss from continuing operations before income tax expense	(11,582)	(35,236)	(1,404)	(204)

Income tax computed at PRC statutory tax rate of 25%	(2,896)	(8,809)	(351)	(51)
Preferential tax rates	1,100	(2,252)	1,477	214
International rate differences	338	4,885	1,401	203
Additional 75% tax deduction for qualified research and development expenses	(1,207)	(60)	(2)	(0)
Non-deductible expenses	1,365	24	17	2
Effect of changes in tax rates on deferred taxes	—	(81,413)	—	—
Changes in the valuation allowance	(5,632)	20,381	(41,144)	(5,965)
Expiration of tax loss carry forward	6,932	69,240	44,256	6,418
other adjustment	6	(1,893)	1,426	206
Income tax expense	6	103	7,080	1,027

The components of deferred taxes are as follows:

	For the years ended December 31,
	2021	2022
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
- Allowance for doubtful accounts	20,731	22,800	3,306
- Deferred revenue	4,498	4,487	651
- Accruals	2,303	2,303	334
- Tax losses	79,774	36,572	5,302
- Property and equipment	25,197	25,197	3,653
- Intangible assets	3,007	3,007	436
- Long-term investment impairment	960	960	139
- Unrealized profit	71,868	71,868	10,420
Less: valuation allowance	(208,338)	(167,194)	(24,241)

Total Deferred tax assets	—	—	—

Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future years. The net valuation allowance increased by RMB17,639,000 (US$2,768,000) during the year ended December 31, 2021 and decreased by RMB 41,144,000 (US$5,965,000) during the year ended December 31, 2022.

As of December 31, 2022, the Group has net operating losses carried forward from its PRC subsidiaries of RMB 169,833,000, which will expire between 2023 and 2027.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

14.    INCOME TAXES (CONTINUED)

Unrecognized Tax Expense

A roll-forward of accrued unrecognized tax expense is as follows:

	December 31,
	2021	2022
	RMB’000	RMB’000	US$’000

Beginning balance	(8,273)	(8,273)	(8,273)
Increase based on tax positions related to the current year	—	—	—
Ending balance	(8,273)	(8,273)	(8,273)

The unrecognized tax expense is mainly related to under-reported income and transfer pricing for certain subsidiaries and VIEs. The amount of unrecognized tax expense will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. For the years ended December 31, 2021 and 2022, there’s no unrecognized tax expense, if ultimately recognized, will impact the effective tax rate.

The Group recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2020, 2021, and 2022, the Group recognized approximately RMB 1,365,000, RMBnil and RMB nil (US$ nil) in interest and penalties. The Group had approximately RMB 16,461,000 and RMB16,461,000 (US$2,387,000) for the payment of interest and penalties accrued at December 31, 2021 and 2022, respectively.

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

15.    RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Group had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company

Mr. Wang Song	The Co-Founder and Ex-director of the Company
Ms. Kou Xiaohong	The Co-Founder and Ex-director of the Company
Ms. Huiling Ying	Chief Executive Officer and Director of the Company

On May 17, 2019 and June 5, 2019, Mr. Song Wang tendered his resignation as the Company’s Chief Executive Officer and the Board as Directors, respectively. The Co-founder and director Ms. Xiaohong Kou resigned from the management team and the Board on August 15, 2019. On December 15, 2019, Mr. Xiaoqiang Wei was elected as the Company’s new Chief Executive Officer. On December 15, 2022, Mr. Xiaoqiang Wei resigned from his position as Chief Executive Officer and Director of the Company, effective immediately. On the same date, the board of directors of the Company, by unanimous written consent, appointed Ms. Huiling Ying, to serve as Chief Executive Officer and Director of the Company.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

15.    RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Guarantee provided by related parties to the Group

No guarantee was provided by related parties for the years ended December 31, 2021 and 2022.

The Group had the following related party balances and related party transactions for the years presented:

Amounts due to related parties

Ms. Kou
Xiaohong
Balance as of December 31, 2020	27
exchange rate difference	(1)
Balance as of December 31, 2020	26
Expense Reimbursement payment or return	(26)
Balance as of December 31, 2021	—
Balance as of December 31, 2022	—
Balance as of December 31, 2022 (US$’000)	—

Amounts due from related parties

Xin Run
and its subsidiaries
Balance as of December 31, 2022	50,133
Less: allowance for doubtful accounts	50,133
—
—

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

16.    RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. ChinaCache Beijing was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2021 and 2022, the Group had appropriated RMB1,326,000 and RMB 1,326,000 (US$192,000), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2022, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB 351,139,063 (US$50,910,379).

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

17.    LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	For the Year Ended
	December 31,
	2020	2021	2022
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

	except shares and per share data
Numerator:
Net loss attributable to ordinary shareholders:	(72,507)	(14,472)	455,090	65,981

Denominator:
Number of shares outstanding, opening	436,656,529	436,816,529	436,816,529	436,816,529
Weighted average number of shares issued	160,000	—	—	—
Weighted average number of shares reduced	—	—	—	—
Weighted-average number of shares outstanding – Basic and diluted	436,816,529	436,816,529	436,816,529	436,816,529
Loss per share
-Basic and diluted	(0.03)	(0.08)	(0.02)	(0.00)

The effects of share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2020, 2021 and 2022 as their effects would be anti-dilutive.

Due to the Group incurred loss for the year ended December 31, 2020, potential dilutive securities that were not included in the calculation of dilutive net loss per share in each year where their inclusion would be anti-dilutive include share options and restricted shares of 7,707,802, for the years ended December 31, 2020.

During 2020, treasury stock was used to settle nil units of share options and 160,000 units of restricted share units vested.

During 2021, treasury stock was used to settle nil units of share options and nil units of restricted share units vested.

During 2022, treasury stock was used to settle nil units of share options and nil units of restricted share units vested.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

18.    FAIR VALUE MEASUREMENT

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

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2021 and 2022.

19.COMMITMENTS AND CONTINGENCIES

(a)    Purchase Commitments

As of December 31, 2022, the Group had outstanding purchase commitments in relation to bandwidth and cloud infrastructure of RMB 634,200(US$92,000).

(b)    Contingencies

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

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

19.COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)    Contingencies (continued)

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

In September 2021, a telecommunication company filed an arbitration against Beijing Blue I.T. in the Beijing Arbitration Commission, requesting Beijing Blue I.T. to pay overdue service fees and liquidated damage in a total amount of approximately RMB11.31 million, relevant interest and costs of legal proceedings. In March 2022, the Beijing Arbitration Commission awarded that Beijing Blue I.T. should pay overdue service fees of approximately RMB5.79 million and the relevant liquidated damages and costs of legal proceedings. Such telecommunication company has applied to the competent court for compulsory execution of the same.

20.     SUBSEQUENT EVENT

In addition to the information disclosed elsewhere in the financial statements, there are no subsequent events, except for litigation events disclosed in Note 19.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

21.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	740	800	116
Prepaid expenses and other current assets, net	1,297	1,487	216

Total current assets	2,037	2,287	332

Non-current assets:
Long term investments	20,045	20,045	2,906
Investments in subsidiaries and consolidated VIEs	(703,779)	(227,203)	(32,941)

Total non-current assets	(683,734)	(207,158)	(30,035)

TOTAL ASSETS	(681,697)	(204,871)	(29,703)

LIABILITIES AND SHAREHOLDERS’ DEFICIT:
Current liabilities:
Accrued employee benefits	1,415	1,532	222
Amount due to related parties	—	3,587	520
Accrued expenses and other payables	2,277	2,065	299

Total current liabilities	3,692	7,184	1,041

Total liabilities	3,692	7,184	1,041

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized; 436,816,529 and 436,816,529 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	338	338	44
Additional paid-in capital	1,581,771	1,581,771	229,335
Treasury stock	(15,332)	(15,332)	(2,223)
Statutory reserves	1,326	1,326	192
Accumulated deficit	(2,239,219)	(1,784,129)	(258,674)
Accumulated other comprehensive (loss)/income	(14,273)	3,971	582
Total shareholders’ deficit	(685,389)	(212,055)	(30,744)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	(681,697)	(204,871)	(29,703)

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

21.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

General and administrative expenses	(11,802)	(10,952)	(6,023)	(874)

Operating loss	(11,802)	(10,952)	(6,023)	(874)

Interest income/(expense), net	—	—	—	—
Other income/(expenses), net	—	(1,224)	2,319	336
Foreign exchange (loss)/gain	13,568	(6,110)	(18,810)	(2,727)
Share of (losses)/income from subsidiaries and consolidated VIEs	(13,354)	(17,053)	14,030	2,034

Loss before income taxes	(11,588)	(35,339)	(8,484)	(1,231)
Income tax expense	—	—	—	—

Net loss from continuing operations	(11,588)	(35,339)	(8,484)	(1,231)
Net (loss)/income from discontinued operations	(60,919)	20,867	463,574	67,212
Net (loss)/income attributable to the Company’s shareholders	(72,507)	(14,472)	455,090	65,981

Foreign currency translation adjustment	(12,218)	(1,871)	18,244	2,645

Total other comprehensive loss, net of nil tax	(12,218)	(1,871)	18,244	2,645
Comprehensive loss	(84,725)	(16,343)	473,334	68,626

CHINACACHE INTERNATIONAL HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

21.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash used in operating activities	(123)	(17)	(284)	(41)

Cash flows from investing activities:
Net cash provided by investing activities	—	—	344	50
Cash flows from financing activities:
Net cash used in financing activities	—	—	—	—
Net increase /(decrease)in cash and cash equivalents	(123)	(17)	60	9
Cash and cash equivalents at beginning of the year	880	757	740	107
Effect of foreign exchange rate changes on cash	—	—	—	—
Cash and cash equivalents at end of the year	757	740	800	116

(a)    Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries and VIEs. The Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their income as “Share of losses from subsidiaries and Consolidated VIEs” on the statements of comprehensive loss. The PRC subsidiary and VIEs have restrictions on their ability to pay dividends to the Company under PRC laws and regulations (Note 19). The subsidiaries and VIEs did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b)    Commitments

The Company does not have significant commitments or long-term obligations as of any of the periods presented.