Form 20-F/A
period 2022-12-31
ChinaCache International Holdings Ltd.
filed 2023-09-21
CIK 1498576

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

Auditor name: Shanghai Perfect C.P.A. Partnership	Location: Shanghai, China	Auditor Firm ID: 3027

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F of ChinaCache International Holdings Ltd. (the “Company”) for the year ended December 31, 2022 filed on May 18, 2023 (the “Original Filing”) is being filed solely to amend and restate in its entirety Item 16I, “Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in order to provide the disclosures required under Item 16I(b) of Form 20-F.

Except as noted above, this Amendment does not update or modify any disclosures in the Original Filing or reflect any events occurring after the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) Please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 99.1 to this annual report.

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

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in mainland China, Hong Kong, the British Virgin Islands, the United States, or the United Kingdom own shares of ChinaCache International Holdings Ltd. or its consolidated foreign entities, (ii) no governmental entities in any foreign jurisdiction has a controlling financial interest in ChinaCache International Holdings Ltd. or its consolidated foreign entities, (iii) none of the members of the board of directors of ChinaCache International Holdings Ltd. or its consolidated foreign entities, including the VIEs, is an official of the Chinese Communist Party. None of the currently effective memorandum and articles of association (or equivalent organizing document) of ChinaCache International Holdings Ltd. or the consolidated foreign entities contains any charter or text of the Chinese Communist Party.

1

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ChinaCache International Holdings Ltd.

	By:	/s/ Huiling Ying
Name: Huiling Ying
Title: Chief Executive Officer

Date: September 21, 2023

3